Form 20-F
period 2019-12-31
Sea Ltd
filed 2020-04-14
CIK 1703399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019.
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

 _______________________

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

1 Fusionopolis Place, #17-10, Galaxis
Singapore 138522
(Address of principal executive offices)

Yanjun Wang, Esq.
Sea Limited
1 Fusionopolis Place, #17-10, Galaxis
Singapore 138522
Tel: +65 6270-8100
E-mail: wangy@seagroup.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one Class A ordinary share, par value US$0.0005 per share	SE	New York Stock Exchange

Class A ordinary share, par value US$0.0005 per share*

* Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
311,068,949 Class A ordinary shares and 152,175,703 Class B ordinary shares, par value US$0.0005 per share, as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes   ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No   ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒   No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes  ☒   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐
 ___________________________

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated and except where the context otherwise requires:

●
“active users” refers to the number of unique accounts that interacted with our mobile and PC online games or Shopee marketplace, as applicable, in a particular period. A single account that plays more than one online game or in more than one market is counted as more than one active user. “DAUs” refers to the aggregate number of active users during the daily period, and “QAUs” refers to the aggregate number of active users during the quarterly period;

●	“China” or “PRC” refers to the People’s Republic of China excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

●	“our region” comprises the seven distinct markets of Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore;

●
“gross merchandise value” or “GMV” refers to the value of orders of products and services on our Shopee marketplace. Our calculation of GMV for our e-commerce platform includes shipping and other charges;

●
“orders” refers to each confirmed order from a transaction between a buyer and a seller for products and services on our e-commerce platform, even if such order includes multiple items, during the specified period, regardless of whether the transaction is settled or if the item is returned;

●
“paying users” refers to the number of unique accounts through which a payment is made in our online games in a particular period. A unique account through which payments are made in more than one online game or in more than one market is counted as more than one paying user. “QPUs” refers to the aggregate number of paying users during the quarterly period;

●	“shares” or “ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.0005 per share; and

●
“we,” “us,” “our company,” “our group,” “our” or “Sea” refers to Sea Limited, a Cayman Islands company, its consolidated subsidiaries and its consolidated affiliated entities, including its VIEs and their subsidiaries.

Our reporting and functional currency is the U.S. dollar. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Indonesian rupiah into U.S. dollars have been made at the rate of IDR13,901.00 to US$1.00, being the foreign exchange reference rate and the Jakarta interbank spot dollar rate published by the Bank Indonesia in effect as of December 31, 2019, all translations of New Taiwan dollars, Thai baht and Singapore dollars into U.S. dollars have been made at the rates of NT$29.9100 to US$1.00, THB29.7500 to US$1.00 and S$1.3446 to US$1.00, respectively, being the noon buying rates in The City of New York for cable transfers in New Taiwan dollars, Thai baht and Singapore dollars as certified for customs purposes by the Federal Reserve Bank of New York in effect as of December 31, 2019 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. dollars, and all translations from Vietnamese dong into U.S. dollars made at the rate of VND23,155 to US$1.00, being the central rate published by The State Bank of Vietnam in effect as of December 31, 2019. We make no representation that the Indonesian rupiah, New Taiwan dollar, Vietnamese dong, Thai baht or Singapore dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Fluctuations in foreign currency exchange rates will affect our operational and financial results, which we report in U.S. dollars.” On April 9, 2020, the Jakarta interbank spot dollar rate for Indonesian rupiah was IDR16,241.00 to US$1.00, the noon buying rate for New Taiwan dollars was NT$30.0100 to US$1.00, the central rate for Vietnamese dong was VND23,235 to US$1.00, the noon buying rate for Thai baht was THB32.6600 to US$1.00 and the noon buying rate for Singapore dollars was S$1.4170 to US$1.00.

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

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	our goals and strategies;

●	our future business development, financial condition, financial results, and results of operations;

●	the expected growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where we operate, including segments within those industries;

●	expected changes in our revenue, costs or expenditures;

●	our ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content;

●	the expected growth of our digital entertainment, e-commerce and digital financial services businesses;

●	our expectations regarding growth in our user base, level of engagement and monetization;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	our expectation regarding the use of proceeds from our financing activities, including our follow-on equity offering and convertible notes offerings;

●	growth and trends of our markets and competition in our industries;

●	government policies and regulations relating to our industries;

●	general economic and business conditions in our markets; and

●
the impact of widespread health developments, including the recent COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities) which could materially and adversely affect, among other things, the business and manufacturing activities of our sellers, merchants and logistics providers, the global supply chain including those of our sellers’ and merchants’, and consumer discretionary spending.

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

Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019 and selected consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of operations data for the year ended December 31, 2015 and 2016 and selected consolidated balance sheets data as of December 31, 2015, 2016 and 2017 are derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	(US$ thousands, except for number of shares and per share data)
Selected Consolidated Statements of Operations Data:
Revenue:
Service revenue
Digital Entertainment	281,963	327,985	365,167	462,464	1,136,017
E-commerce and other services	10,161	17,675	47,444	270,049	822,659
Sales of goods	—	10	1,579	94,455	216,702
Total revenue	292,124	345,670	414,190	826,968	2,175,378
Cost of revenue:
Cost of service
Digital Entertainment	(160,267)	(185,314)	(217,986)	(267,359)	(435,905)
E-commerce and other services	(24,031)	(47,284)	(107,260)	(446,281)	(907,518)
Cost of goods sold	—	—	(1,632)	(98,570)	(227,035)
Total cost of revenue	(184,298)	(232,598)	(326,878)	(812,210)	(1,570,458)
Gross profit	107,826	113,072	87,312	14,758	604,920
Operating income (expenses):
Other operating income	3,063	2,103	3,497	9,799	15,890
Sales and marketing expenses	(89,015)	(187,372)	(425,974)	(705,015)	(969,543)
General and administrative expenses	(87,202)	(112,383)	(137,868)	(240,781)	(385,865)
Research and development expenses	(17,732)	(20,809)	(29,323)	(67,529)	(156,634)
Total operating expenses	(190,886)	(318,461)	(589,668)	(1,003,526)	(1,496,152)
Operating loss	(83,060)	(205,389)	(502,356)	(988,768)	(891,232)
Interest income	545	741	2,922	11,520	33,935
Interest expense	(32)	(23)	(26,501)	(31,295)	(48,208)
Investment gain, net	—	9,434	33,591	8,603	11,794
Changes in fair value of convertible notes	—	—	(51,950)	41,259	(472,877)
Foreign exchange (loss) gain	(4,911)	(1,649)	(4,215)	4,801	(2,031)
Loss before income tax and share of results of equity investees	(87,458)	(196,886)	(548,509)	(953,880)	(1,368,619)
Income tax expense	(11,730)	(8,546)	(10,745)	(4,088)	(85,864)
Share of results of equity investees	(8,148)	(19,523)	(1,912)	(3,066)	(3,239)
Net loss	(107,336)	(224,955)	(561,166)	(961,034)	(1,457,722)
Net loss (profit) attributable to non-controlling interests	3,970	2,088	681	(207)	(5,077)
Net loss attributable to Sea Limited’s ordinary shareholders	(103,366)	(222,867)	(560,485)	(961,241)	(1,462,799)
Loss per share:
Basic and diluted	(0.63)	(1.30)	(2.72)	(2.84)	(3.35)
Weighted average shares used in loss per share computation:
Basic and diluted	164,625,286	171,127,788	205,727,195	338,472,987	436,601,801

Non-GAAP Financial Measure:
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes(1)	(86,772)	(196,114)	(480,580)	(944,172)	(867,776)

(1)
To see how we define and calculate “net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes,” a reconciliation between such item and net loss (the most directly comparable U.S. GAAP financial measure) and a discussion of the limitations of non-GAAP financial measures, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Non-GAAP Financial Measures.”

	As of December 31,
	2015	2016	2017	2018	2019
	(US$ thousands)
Selected Consolidated Balance Sheets Data:
Total current assets	229,695	309,884	1,720,713	1,710,713	4,410,139
Cash and cash equivalents	116,203	170,078	1,347,361	1,002,841	3,118,988
Prepaid expenses and other assets	52,458	79,443	186,181	312,387	535,187
Total non-current assets	200,175	175,891	267,567	481,956	814,030
Property and equipment, net	32,876	31,123	74,348	192,357	318,620
Operating lease right-of-use assets, net	—	—	—	—	182,965
Intangible assets, net	50,857	29,963	37,333	12,887	15,020
Long-term investments	41,410	45,072	28,216	111,022	113,797
Prepaid expenses and other assets	39,465	32,299	46,297	69,065	65,684
Deferred tax assets	33,374	35,295	48,104	63,302	70,340
Total assets	429,870	485,775	1,988,280	2,192,669	5,224,169
Total current liabilities	244,345	263,756	637,705	1,186,493	2,362,366
Accrued expenses and other payables	42,147	102,086	285,248	636,880	980,805
Advances from customers	17,564	15,459	27,155	29,355	65,062
Deferred revenue	162,638	122,218	268,241	426,675	1,097,868
Total non-current liabilities	101,327	142,594	875,444	1,245,631	1,689,151
Deferred revenue	89,120	137,259	133,481	171,262	160,708
Convertible notes	—	—	—	1,061,796	1,356,332
Total liabilities	345,672	406,350	1,513,149	2,432,124	4,051,517
Total mezzanine equity	10,500	205,075	—	—	—
Total Sea Limited shareholders’ equity (deficit)	71,655	(125,670)	469,025	(243,139)	1,162,424
Total shareholders’ equity (deficit)	73,698	(125,650)	475,131	(239,455)	1,172,652
Total liabilities, mezzanine equity and shareholders’ equity (deficit)	429,870	485,775	1,988,280	2,192,669	5,224,169

Selected Operating Data

The table below sets forth the key metrics across our digital entertainment and e-commerce businesses for the periods indicated.

	For the Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
	(millions)
Digital Entertainment
Game QAUs	126.7	160.6	176.1	216.2	271.6	310.5	321.1	354.7
Game QPUs	7.2	6.6	7.2	11.9	20.7	26.1	29.2	33.3
E-commerce
GMV (US$)	1,941.4	2,221.8	2,690.9	3,425.2	3,529.3	3,827.8	4,573.2	5,645.9
Orders	111.4	127.8	158.5	206.9	203.5	246.3	321.4	440.5

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The size and engagement level of our user base are critical to our success. Our business and financial performance have been and will continue to be significantly determined by our success in adding, retaining, and engaging active users. We continue to invest significant resources to grow our user base and increase user engagement, whether through innovations, providing new or improved content or services, marketing efforts or other means. While our user base has expanded significantly in the past, we cannot assure you that our user base and engagement levels will continue growing at satisfactory rates, or at all. Our user growth and engagement could be adversely affected if:

●	we fail to maintain the popularity of our platforms among users;

●	we are unable to maintain the quality of our existing content and services;

●	we are unsuccessful in innovating or introducing new, best-in-class content and services;

●	we fail to adapt to changes in user preferences, market trends or advancements in technology;

●	technical or other problems prevent us from delivering our content or services in a timely and reliable manner or otherwise affect the user experience;

●	there are user concerns related to privacy, safety, fund security or other factors;

●	aggressive monetization measures by us cause users to shift to other platforms;

●	our new games cause players to shift from our existing games without growing the overall size of our user base or online games platform;

●	there are adverse changes to our platforms that are mandated by, or that we elect to make to address, legislation, regulation, or litigation, including settlements or consent decrees;

●	we fail to maintain the brand image of our platforms or our reputation is damaged; or

●	there are unexpected changes to the demographic trends or economic development of or affecting our markets.

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

Our focus for our e-commerce business has been on building the ecosystem of sellers and buyers and improving the shopping experience. We monetize Shopee mainly by offering sellers paid advertising services, charging transaction based-fees, and charging sellers for certain value-added services. However, these monetization mechanisms have been in place for only a limited time so we cannot be certain that our monetization efforts will be successful. If our efforts to monetize our e-commerce business are not successful, revenue generated from monetizing our Shopee marketplace may not offset its significant operating costs, causing it to operate with losses for the foreseeable future. Moreover, monetization efforts could increase the costs of using our Shopee platform to users, which could negatively affect the number of users and the level of user engagement on our platform.

We currently monetize our digital financial services business primarily by charging commissions to third-party merchants with respect to our e-wallet services, and by earning interests from borrowers with respect to our consumer credit business. Our ability to continue to successfully monetize our digital financial services business in the future will depend significantly on expanding our user base and the number of use cases available, neither of which may be achieved at the level we anticipate. In addition, we may offer new digital financial services and products or offer existing services and products to new markets. We cannot assure you that our monetization efforts or our expansion into new services on our digital financial services platform will succeed and generate revenue at levels we expect, or at all.

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

We had net losses of US$561.2 million, US$961.0 million and US$1,457.7 million in 2017, 2018 and 2019, respectively. Our net losses in 2017, 2018 and 2019 were primarily due to significant sales and marketing expenses, which mainly include various events and brand marketing, vouchers and shipping subsidies relating to our e-commerce business. In 2017, 2018 and 2019, our sales and marketing expenses equaled 102.8%, 85.3% and 44.6% of our total revenue, respectively. As we seek to monetize the user base, user experience may be adversely affected and users may leave our platform. Our operating expenses may continue to increase as we invest in marketing efforts for Shopee, SeaMoney and our other businesses, hire additional local employees, and continue to invest in the development and expansion of our platforms, including offering new content and services. These efforts may be costlier than we expect and our revenue may not increase sufficiently to offset these expenses.

In addition, we recorded a US$472.9 million loss in 2019 due to changes in fair value of our 2017 convertible notes. See “— Our results of operations are subject to fluctuations” for more details of the potential fluctuations related to our outstanding convertible notes. We may continue to take actions and make investments that do not generate optimal short-term financial results and may even result in increased operating losses or other losses in the short term with no assurance that we will eventually achieve the intended long-term benefits or profitability. These factors, among others set out in this “Item 3. Key Information—D. Risk Factors” section, may negatively affect our ability to achieve profitability in the near term, if at all.

The COVID-19 pandemic has affected and may continue to negatively affect certain of our business activities and results. Any future occurrence of natural disasters, epidemics, pandemics or other outbreaks, or other catastrophic events could also adversely affect our business.

The World Health Organization has characterized COVID-19 as a pandemic in March 2020.  As of the date of this annual report, COVID-19 has spread widely around the world, resulting in the implementation of significant governmental measures in our markets and globally, including lockdowns of manufacturing and logistics facilities, closures of businesses and offices, quarantines of individuals, and travel bans. The virus and the measures to contain its spread have resulted in business and manufacturing disruptions in our markets, impacted the business activities of our e-commerce sellers, e-wallet merchants, and other ecosystem participants such as logistics networks and payment channels in the affected markets, disrupted the global supply chain including those of our sellers’ and merchants’, and delayed or affected completion of certain transactions on our platforms or for our products and services. For example, in some of our markets, our and our logistics partners’ warehouse and delivery staffs were required to temporarily suspend their operations due to local government’s policies to curb the spread of COVID-19 and/or may in the future be required to suspend operations. Some of our sellers have reduced or suspended or may in the future reduce or suspend their selling activities due to operational constraints or global supply chain disruptions. Furthermore, COVID-19’s impact on global and local economies may also adversely impact consumer discretionary spending, which may cause our user demands to decline if the situation continues to worsen. As we roll out relief measures to assist the recovery of certain affected Shopee sellers and other ecosystem participants, including, among other things, waiver or reduction of certain transaction-related charges, these measures may have a negative impact on our financial results. In addition, we have required many of our employees in affected markets to work remotely from home and/or canceled or postponed some physical meetings and offline marketing activities as precautionary measures. These measures may result in lower operational efficiency, higher operating costs, and a slowdown in certain of our business activities. Relevant authorities could also order a complete suspension or closure of business generally, including our operations, as the pandemic further develops.  Fluctuations in currency exchange rates due to global economic volatility resulting from COVID-19 may also affect our financial and operating metrics derived from various markets and reported in U.S. dollars. See “ — Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.”

The above developments have affected and may continue to negatively affect certain of our business activities and results. As the COVID-19 situation remains fluid and continues to rapidly evolve, the ultimate impact of COVID-19 on our business, financial condition and results of operations cannot be reasonably estimated at this time. The extent of the impact of COVID-19 on our operational and financial performance will depend on many factors, including the duration and spread of the outbreak and actions taken by authorities and other parties in our ecosystem, as well as the overall size and duration on the impact of the economies of the markets in which we operate. If the pandemic continues to worsen and measures put in place to curb its spread and to stabilize the economy are not effective or if we are ordered by any authorities to suspend or close our material operations, there could be a material adverse impact on our business, results of operations, and financial condition.

Similarly, our business, financial condition and results of operations could be adversely affected by severe weather conditions, natural disasters, geopolitical events, terrorist attacks, the occurrence or re-occurrence of other outbreaks, epidemics or pandemics, including avian influenza, severe acute respiratory syndrome, the influenza A (H1N1) or H7N9, and other catastrophic events that disrupt our operations, adversely affect our markets or the economy generally or adversely affect our employees, third-party service providers, business partners or a significant portion of our users.

Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.

We operate in multiple markets, which exposes us to the effects of fluctuations in currency exchange rates as we report our financials and key operational metrics in U.S. dollars. We earn revenue denominated in Indonesian rupiah, New Taiwan dollars, Vietnamese dong, Thai baht, Philippine pesos, Malaysian ringgit, Singapore dollars, Brazilian real and U.S. dollars, among other currencies. We generally pay license fees to game developers and pay acquisition considerations in U.S. dollars, and incur expenses for employee compensation and other operating expenses in the local currencies in the markets in which we operate. We do not rely on any single currency as we earn revenue in different local currencies across our markets and keep a significant cash position in U.S. dollars. However, as we operate across multiple global markets, fluctuations in the exchange rates among the various currencies that we use could cause fluctuations in our operational and financial results. Our expenses may become higher and our revenue and operating metrics may become lower than would be the case if exchange rates were stable or if we were operating and reporting in one currency. For example, the global economic turmoil due to the recent outbreak of COVID-19 has caused significant depreciation of some of our local currencies against the U.S. dollar, such as Indonesian rupiah and Brazilian real. Movements in foreign currency exchange rates may have a material adverse effect on our results of operations, which may cause our financial and operational metrics reported in the U.S. dollar to be not fully representative of our underlying business performance. A significant amount of our revenue and some of our operating metrics such as gross merchandise value is denominated in certain local currencies that have been subject to significant volatility in the past. Because fluctuations in the value of these local currencies are not necessarily correlated, our results of operations in any period may be adversely affected by such volatility. See “Item 5. Operating and Financial Review and Prospects —A. Operating Results — Major Factors Affecting Our Results of Operations” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

We derive a significant portion of revenue and gross profit from a limited number of online games.

In 2017, 2018 and 2019, our digital entertainment business contributed 88.2%, 55.9% and 52.2% of our total revenue, respectively. In addition, our gross profit in 2017, 2018 and 2019 was primarily attributable to the positive impact of our digital entertainment business.  Although our other businesses are growing and may contribute more to our total revenue in the future, we expect that our digital entertainment business will continue to contribute significantly to our revenue and gross profit.

In the digital entertainment industry, though many new products and services are regularly introduced, a significant portion of total revenue for the industry is derived from a relatively small number of popular titles. Among our online games, we are substantially dependent on a small number of popular games, including our self-developed game Free Fire, a global popular battle royale type of mobile game. In 2019, our top five games, which included Free Fire, contributed 94.5% of our digital entertainment revenue. We may continue to generate significant revenue from one or a few popular titles. If there are any negative development or occurrences to any of our key revenue-earning games or if they decline in popularity, such as product or service quality issues, competing products, reductions in consumer spending and engagement levels, delay or failure in producing new engaging content, or real or perceived security risks, our revenues could experience material decline or slower growth, which could adversely affect our results of operations and prospects. Moreover, as the gross margin of self-developed game content tends to be higher than that of the content licensed from third parties, any fluctuations in the mix of our revenue generated from self-developed game content and licensed game content may also affect our profitability.

In addition, since a large portion of our revenue is derived from a small number of games licensed to us by third-party game developers, if we lose the license for any of these games, there could be an adverse effect on our results of operations. See “—We rely upon third-party game developers for some of the content of our digital entertainment platform” for further information. In addition, if any of our key games is temporarily suspended from iOS App Store, the Google Play Store or other third party channels for any reason, our revenue and financial results could be negatively affected.

We anticipate that as we continue to monetize our e-commerce and digital financial services businesses, our sources of revenue will further diversify. However, if the additional revenue sources do not continue to develop as we expect them to, or if we are unable to identify, source, develop and launch new game titles that gain widespread popularity and generate significant revenue, our revenue and revenue growth may remain dependent on the success of just a few game titles. If those game titles fail to maintain user engagement or sustain current levels of revenue, or if we fail to successfully introduce updates to extend their commercial lifespan and revenue generation, our business, financial condition and results of operations could be materially and adversely affected.

We may be unable to achieve the expected synergies among our three businesses.

We believe there exist strong synergies among our three businesses, whereby the growth of one platform helps drive and accelerate that of the others, leading to a rise in the breadth, depth and interconnectedness of our overall ecosystem. For example, as more of our game players and Shopee buyers complete transactions using our SeaMoney platform, growth in our digital entertainment and e-commerce platforms will accelerate our digital financial services platform. However, these synergies may not materialize as we expect them to or in a cost-effective manner. Further, where we are able to form synergies, if user activity declines in one platform for any reason, it may also drive a decline in other platforms. For example, while more and more Shopee users may use our e-wallets integrated with Shopee apps to complete transactions on Shopee, any disruption to the Shopee platform may cause a decline in our e-wallet’s transaction volume. In addition, changes we may make to meet the needs and interests of certain members of our ecosystem may have a negative impact upon other members of our ecosystem. If we fail to balance the interests of all participants in our ecosystem, they may stop visiting our platforms, conduct fewer transactions or use alternative platforms, any of which would make our ecosystem less appealing to other participants and could result in a material decrease in our revenue and net income. Any of these scenarios could materially and adversely affect our business, financial condition and results of operations.

We may not succeed in managing or expanding our business across the expansive and diverse markets that we operate in.

Our business has become increasingly complex as we have expanded the scale of our operations and the markets in which we operate. We have significantly expanded and expect to continue to expand our business coverage, headcount, office facilities and infrastructure. Furthermore, as Free Fire continues to gain momentum in global markets, our game operations have expanded beyond our traditional markets in Southeast Asia and Taiwan. Free Fire is currently available in more than 130 markets, and particularly sees growing user bases in Brazil, Mexico, India, North America, Russia and the Middle East. In particular, we have opened offices and hired local staff in Latin America to focus on Latin America’s local game operations and community engagement. We have also acquired an independent games development studio with operations primarily in North America. When opportunities arise, we may also expand our other businesses and products beyond our traditional core markets. It is costly to establish, develop and maintain international operations, and to promote our brand internationally. Our international operations may not become profitable on a sustained basis. As our operations continue to expand, our technology infrastructure systems and corporate functions will need to be scaled to support our operations, and if they fail to do so, it could negatively affect our business, financial condition and results of operations.

The markets where we operate or expand to are diverse and fragmented, with varying levels of economic and infrastructure development and distinct legal and regulatory systems, and do not operate seamlessly across borders as a single or common market. Managing our growing businesses across these markets requires considerable management attention and resources. Should we choose to expand into additional markets, these complexities and challenges could further increase. Because each market presents its own unique challenges, the scalability of our business is dependent on our ability to tailor our content and services to this diversity.

Our growing multi-market operations also require certain additional costs, including costs relating to staffing, logistics, intellectual property protection, tariffs and other trade barriers and higher tax rates in certain markets. We may be less well-known or have fewer local resources and we may need to localize our business practices, culture and operations.

In addition to risks described elsewhere in this section, our operations and expansions in new markets may become subject to risks associated with:

●	recruiting and retaining talented and capable management and employees in various markets;

●	limited technology infrastructure and low levels of use of the Internet;

●	challenges caused by distance, language and cultural differences;

●	providing content and services that appeal to the tastes and preferences of users in multiple markets;

●
implementing our businesses in a manner that complies with local laws and practices, which may differ significantly from market to market, including, without limitation, laws regarding data protection, privacy, network security, encryption and payments;

●	maintaining adequate internal and accounting control across various markets, each with its own accounting principles that must be reconciled to U.S. GAAP upon consolidation;

●	compliance with privacy laws and data security laws, including the European Union General Data Protection Regulation, or GDPR, and compliance costs across different legal systems;

●	currency exchange rate fluctuations;

●
protectionist laws and business practices that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies, including restriction on foreign ownership;

●	complex local tax regimes;

●
differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions which may be applicable to transactions conducted through cross-border e-commerce business, related compliance obligations and consequences of non-compliance, and any new developments in these areas;

●	potential political, economic and social instability; and

●	higher costs associated with doing business in multiple markets.

Any of the foregoing could negatively affect our business, financial condition and results of operations.

As the consumer internet business is relatively new, a large number of jurisdictions regulate our global operations, and the extent, nature, and scope of such regulations is evolving and expanding as the scope of our businesses expand. We may be regularly subject to formal and informal reviews and investigations by governments and regulatory authorities under existing laws, regulations, or interpretations or pursuing new and novel approaches to regulate our operations. Unfavorable regulations, laws, decisions, or interpretations by government or regulatory authorities applying those laws and regulations, or inquiries, investigations, or enforcement actions threatened or initiated by them, could cause us to incur substantial costs, expose us to unanticipated civil and criminal liability or penalties (including substantial monetary fines), diminish the demand for, or availability of, our products and services, increase our cost of doing business, require us to change our business practices in a manner materially adverse to our business, damage our reputation, impede our growth, or otherwise have a material effect on our operations.

We may fail to compete effectively in the markets in which we operate.

We face competition in each of our business lines and the failure to compete effectively in any of them could materially and adversely affect our business, financial condition and our results of operations.

Our digital entertainment business competes globally on the basis of a number of factors, including user base, game portfolio, quality of user experience, brand awareness and reputation, relationships with game developers and access to distribution and payment channels. Our competitors for game publishing include companies with a presence in just one or a few markets, as well as companies offering global publishing platforms. Our competitors for game development include global developers, who may have more experience, better reputations and more data obtained from developing games that target the same user pool. Outside of Southeast Asia and Taiwan, we have a limited operating history, and may not be successful in continuing to attract and retain users for our games. Our competitors may capitalize on their significant financial, technical, or know-how resources to develop, distribute and operate mobile and PC online games. Moreover, some developers may choose to distribute games themselves through other channels such as the iOS App Store, the Google Play Store and Steam, which may compete with games distributed and developed by us. In addition, we face competition from other entertainment formats for the time, attention and entertainment spending of our online game players. If other leisure time activities are perceived by our players to offer greater variety, affordability, interactivity and overall enjoyment, our digital entertainment business may be materially and adversely affected.

Our e-commerce business faces competition principally from regional players that operate across several markets. We also face competition from single-market players. Global e-commerce companies are also making efforts to enter into our markets and may further expand their footprints in such markets. Such competitors may have greater access to financial, technological and marketing resources than we do. We compete to attract, engage and retain buyers based on the variety and value of products and services listed on our marketplaces, overall user experience and convenience, online communication tools, integration with mobile and networking applications and tools, mobile applications and availability of payment settlement and logistics services. We also compete to attract and retain sellers based on the number and the engagement of buyers, the effectiveness and value of the marketing services we offer, commission rates and the usefulness of the services we provide including data and analytics for potential buyer targeting, cloud computing services and the availability of support services including payment settlement, fulfillment and logistics services. As e-commerce is relatively new in our markets, competition for market share is particularly intense. Given the scalability of the e-commerce model, within each market, a market leader may be able to achieve the scale and network effect that makes it very difficult for other market players to compete effectively. Our competitors may consolidate or be acquired by other competitors, allowing them to obtain greater market share, gain access to greater resources and gain real advantages over us.

Our digital financial service business faces competition from existing online and offline payment methods, including, among others, other e-wallet service providers. We expect competition to intensify in the future as existing and new competitors introduce new services or enhance existing services. Some of our competitors may have greater financial resources or larger bases of customers than we do. In addition, certain competitors may have longstanding relationships with certain merchants to accept the payment services they offer, which may make it difficult or costly for us to establish partnerships with these merchants. New entrants tied to established brands may engender greater user confidence in the safety and efficacy of their services, along with greater liquidity such competitors may offer. We may also face pricing pressures from competitors. Some potential competitors may charge lower commissions to merchants or subsidize users through other services they offer. Such competition may result in the need for us to alter the pricing we offer which could reduce our gross profit.

Existing or future investments or acquisitions may not be successful.

In addition to organic growth, we have invested in or acquired, and may take advantage of opportunities to invest in or acquire additional businesses, developers and studios, services, assets or technologies from time to time. For example, we acquired 100% equity interests in Phoenix Labs, a Canada-based game development studio, in January 2020. We may fail to select appropriate investment or acquisition targets, or we may not be able to negotiate optimal arrangements, including arrangements to finance such investments or acquisitions. Investments and acquisitions entail uncertainties and risks, such as:

●	we may fail to successfully achieve the intended objectives;
●	our investment or acquisitions may be viewed negatively by customers, financial markets or investors;
●	the costs of identifying and consummating these transactions may be significant;
●	acquisitions and the subsequent integration of new assets and businesses into our own could require significant management attention and could divert resources from our existing business;
●	we may have difficulty in transitioning and integrating the business, technologies, products, personnel or operations of the acquired businesses;
●	we may face unforeseen operating challenges;
●	our relationships with existing employees, customers and business partners of our group, or those of the target, may be impaired;
●	we may enter markets or types of businesses in which we have no or limited direct prior experience and where competitors have stronger market positions and which are highly competitive;
●
we may assume pre-existing contractual relationships of an acquired company that we would not have otherwise entered into, the termination or modification of which may be costly or disruptive to our business;

●
an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company;

●	we may face challenges associated with managing additional, geographically remote businesses;
●	investments and acquisitions could result in the use of substantial amounts of cash or significant capital contributions, which could limit other potential uses for our cash;
●
investments and acquisitions could result in increased leverage, dilutive issuances of equity securities, adverse tax consequences, goodwill impairment charges or write-offs, amortization expenses for other intangible assets;

●	if we incur debt to fund any investment or acquisitions, such debt may subject us to material restrictions on our ability to conduct our business, including financial maintenance covenants;
●	we may assume unknown material liabilities of acquired companies, or may be exposed to claims and disputes by shareholders and third parties, including intellectual property claims and disputes;
●	we may not be successful in accurately projecting revenue of the invested or acquired entity in the due diligence process;
●	the invested or acquired assets or businesses may not generate the financial results we expect; and
●	the market value of our investments or acquisitions may fluctuate, particularly in volatile markets.

These factors could adversely affect our financial results. We may also need to obtain approvals and licenses from relevant government authorities and may become subject to new governmental regulations, which could result in increased costs and new strategic risks. Any of these risks may result in a material adverse effect on our business, results of operations and financial condition.

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

Our revenue and other operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are outside our control. Factors that may contribute to the fluctuations of our quarterly results include (i) fluctuations in overall consumer demand for mobile and PC online games during certain months and holidays; (ii) timing of game releases and monetization rates of new games and game enhancements in different markets; (iii) increases in sales and marketing and other operating expenses that we may incur to grow and expand our businesses; (iv) timing of promotional and marketing activities as described above; and (v) macro-economic conditions and their effect on discretionary consumer spending. Moreover, changes in cash flow generated from our games may not always match our revenue trends due to our revenue recognition policy, under which proceeds from our sales of in-game virtual items are booked as deferred revenue and recognized over a period of time based on estimates of service periods pursuant to applicable accounting rules.

Furthermore, the conversion option of the convertible promissory notes issued by us in 2017, or the 2017 convertible notes, is subject to derivative accounting, whereas the convertible senior notes issued by us in 2018, or the 2018 convertible notes, and the convertible senior notes issued by us in 2019, or the 2019 convertible notes, are subject to cash conversion accounting.  We recorded a US$41.3 million gain relating to the 2017 convertible notes in our consolidated statement of operations in 2018 due to the decrease in the trading price of our ADSs, while we recorded a US$472.9 million loss due to changes in fair value of our 2017 convertible notes in 2019 as the trading price of our ADSs increased significantly. The liability component of the 2018 convertible notes and 2019 convertible notes was initially measured at fair value with the residual value recorded as additional paid-in capital within equity. The liability component would require a greater amount of non-cash interest expense to accrete the carrying value back to the face value over the term of the notes. We also recorded additional non-cash interest in addition to the 2018 and 2019 convertible notes’ coupon interest. Additional changes in the fair value upon the extinguishment of 2018 and 2019 convertible notes and interest expenses could affect our results of operations. Because of these and other factors as well as the short operating history of some of our businesses, it is difficult for us to accurately identify recurring seasonal trends in our business. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

We rely upon third-party game developers for some of the content of our digital entertainment platform.

We license the majority of our online games from third-party game developers. The term of our game license agreements with game developers typically range from two to seven years, renewable upon both parties’ consent. We must continually source new games that are attractive to our game players. However, we may not become aware of, or be able to procure on terms acceptable to us, new games that eventually succeed. We may also select and invest significant financial and human resources in games that later prove unsuccessful. There may also be unforeseen delays in the launch of new games. If we are unable to source or launch new popular games in a timely manner, our game players may seek entertainment elsewhere and our prospects may be materially and adversely affected. In November 2018, we obtained a right of first refusal from Tencent to publish its mobile and PC games in Indonesia, Taiwan, Thailand, the Philippines, Malaysia and Singapore, subject to certain terms and conditions. Although we have already launched certain games under such right of first refusal arrangement, there is no guarantee that we will publish more games under such right of first refusal arrangement at terms satisfactory to us or at all, or that any games published under such arrangement will yield a positive result.

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

Free Fire is currently available in several continents, including our region, other parts of Asia, Brazil, Mexico, India, North America and other growth markets like Russia and the Middle East. Any self-developed games we may develop in the future may also be offered in multiple jurisdictions. The expansion of our digital entertainment business into new markets where we have previously had little or no business presence, including through our self-developed games, may subject us to additional regulatory and compliance requirements and other new risks. We may have to adopt differing methods and processes to adhere to each jurisdiction’s laws and regulations, which could result in undue delays in launching such self-developed games or increased costs.

Our games are subject to scrutiny regarding the appropriateness of their content.

Our games are subject to reviews, ratings or other restrictions on advertisement or distribution mandated by laws in some of our markets or ratings by third-party application distribution channels. For example, in Vietnam, online game publishers are required to obtain certain approval on game content from the government. In Thailand, applications to publish online games need to be reviewed and approved by the Thailand Film and Video Censorship Committee. Apple uses its own proprietary app rating system and Google Play uses the International Age Rating Coalition (IARC) rating system. If we are unable to obtain the ratings we have targeted for our games, it could delay launch or upgrade of our games. Legislation may be periodically introduced in different jurisdictions in which our games are distributed to allow government censorship and establish a system for protecting users from the influence of graphic violence or other objectionable elements contained in various types of games. Some of our games may be subject to stricter regulations caused by government actions imposed on other developers’ games which are in the same genre as ours. We may be required to modify our game content or features or alter our marketing strategies to comply with new governmental regulations or ratings assigned to our current or future games, which could delay or prohibit the release of new games or upgrades and reduce the existing and potential scope of our user base. In addition, if any of our key games, including Free Fire, is banned or temporarily suspended by any government or distribution channels, our business and financial performance may be materially and adversely affected.

In May 2019, the World Health Organization (the “WHO”) adopted a new edition of its International Classification of Diseases, which lists gaming addiction as a disorder and will come into effect in January 2022. Certain jurisdictions have enacted regulations, such as imposing both gaming curfews and spending limits for minors, and established treatment programs aimed at addressing gaming addiction. Although recently, there is news reporting that the WHO’s Ambassador for Global Strategy has published a message in support of a campaign initiated by certain game companies to encourage online gaming as a way to maintain physical distancing during COVID-19, the WHO and other governments may continue to take measures against gaming addiction. Additionally, some game mechanics, such as “loot box,” have been the subject of increased public discussion, and some jurisdictions have taken enforcement or legislative actions to protect consumers, in particular minors and persons susceptible to addiction. As debate in the industry continues, we cannot predict the likelihood, timing, scope or terms of any similar regulations in the markets in which we operate, or the extent to which implementation or public reactions of such regulations (including lawsuits brought against game companies by alleged victims of gaming addiction or their families) may adversely affect our reputation and business. We may need to adjust our game content or monetization strategy to respond to local regulatory or other requirements. Moreover, the public dialogue concerning online games may have an adverse impact on our reputation and users’ willingness to play our games. Any costs incurred as a result of this potential liability could harm our business, financial condition or results of operations.

We have a limited operating history.

We have a limited operating history upon which to evaluate the viability and sustainability of our businesses, in particular our e-commerce and digital financial services businesses. Our history of operating all three of our businesses together is relatively short, as our SeaMoney and Shopee platforms were launched in April 2014 and June 2015, respectively. Our historical results may not be indicative of our future performance and you should consider our future prospects in light of the risks and uncertainties of early stage companies operating in fast evolving high-tech industries in certain markets. Some of these risks and uncertainties relate to our ability to:

●	retain existing users, attract new users, and increase user engagement and monetization;

●	maintain growth rates across our businesses in multiple markets;

●	maintain and expand our network of domestic, regional and global industry value chain partners;

●	upgrade our technology and infrastructure to support increased traffic and expanded offerings of content and services;

●	anticipate and adapt to changing user preferences;

●	implement our strategy to expand our offerings on our platforms;

●	increase awareness of our brand;

●	adapt to competitive market conditions;

●	maintain adequate control of our expenses; and

●	attract and retain qualified personnel.

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

Each of our digital entertainment, e-commerce and digital financial services businesses requires the participation of third parties such as game developers, sellers and merchants who own the content and services offered through our platforms. We cannot control the actions of these third parties and if they do not perform their functions to our satisfaction or the satisfaction of our users, it may damage the reputation of our platform. Our digital entertainment business requires game developers to provide the online games that we offer through our Garena platform, iOS App Store and Google Play Store, and we cannot be certain that the games, including any revisions or updates, will not be offensive to some of our users or infringe upon the intellectual property rights of other parties. Our e-commerce business relies upon sellers to provide and post their products on our platform, and we cannot be certain that the products that they sell will all be legitimate, of a sufficiently high quality or that they will accurately represent the products in their postings. See “—We may be subject to intellectual property or other content related claims.” Our e-wallet services rely upon merchants to provide quality products and services that our users are willing to purchase and rely upon counter operators to accurately process transactions submitted through our counters. Though we take efforts to carefully screen the games we place on our platform, the listings placed by our Shopee sellers and the payments for products and services that can be settled through our SeaMoney platform, we cannot be certain that we will detect every improper third-party action before it reaches our users. Further, while we have agreements with each of these parties that obligate them to carry out their respective businesses in a professional manner, any legal protections we might have could be insufficient to compensate us for our losses and would not be able to repair the damage to our reputation.

We rely upon third-party channels in distributing content and services and for other functions of our businesses.

We rely upon a number of third-party channels to provide content and services to our users, as well as performing other functions of our platform. For example, we primarily rely on third-party application distribution channels, such as the iOS App Store and the Google Play Store, to allow users to download our applications and games, including our self-developed game Free Fire, Shopee apps and e-wallet apps. We depend upon third-party payment service providers to provide users with various payment options or e-wallet top-up options, such as payment on delivery, bank transfers, direct carrier billing, credit cards, debit cards, telecommunication card top-up and payment through other third-party payment services. In April 2018, some mobile operators in Vietnam launched certain measures to restrict the use of prepaid telecommunication cards for online game top-ups. Such measures have limited the payment methods that our game players in Vietnam can use to pay for our online games. Despite our efforts to strengthen alternative top-up channels in Vietnam, there has been some negative impact on our digital entertainment business operations in Vietnam in 2018. We cannot guarantee that similar measures will not be imposed again in our other markets, or we will be able to arrange for alternative measures in a timely manner or at all. Any occurrence or continuance of such or similar measures may have an adverse effect on our business. For our e-commerce business, we also rely on local logistics service providers to help sellers store and deliver products to buyers. For our digital financial services business, we require third party merchants to provide services to our e-wallet users and require other payment channels to allow e-wallet users to top up to their e-wallet. In each of our businesses, we also rely upon data center providers to store important and valuable data. If any of these third-party channel providers delivers unsatisfactory service, engages in fraudulent actions, or is unable or refuses to continue to provide its services to us and our users for any reason (including any temporary or permanent removal of our games or apps from the relevant app stores), it may materially and adversely affect our business, financial condition and results of operations.

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

Competition for highly skilled personnel is intense. We may need to invest significant amounts of cash and equity to attract and retain new employees and we may not be able to realize returns on these investments.

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

While e-commerce has existed in our region since the 2000s, only recently have certain regional e-commerce companies become sizeable. Our future results of operations will depend on numerous factors affecting the development of the e-commerce retail industry in our region, which may be beyond our control. These factors include:

●	the growth rate of internet, broadband, personal computer, and smartphone penetration and usage in our region;

●	the trust and confidence level of e-commerce consumers, as well as changes in customer demographics and consumer tastes and preferences;

●	the selection, pricing and popularity of products that online sellers offer;

●	whether alternative retail channels or business models that better address the needs of consumers emerge; and

●	the development of logistics, payment and other ancillary services associated with e-commerce.

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

From time to time we receive notices from third parties or are named in lawsuits by third parties alleging infringement of their proprietary intellectual property rights, or containing obscene, defamatory or libelous content, including by those products offered or sold by third parties on our platforms. For example, with respect to our e-commerce business, we receive complaints alleging that items offered on or sold through our Shopee platform infringe third-party copyrights, trademarks and patents or other intellectual property rights, or contain obscene, defamatory or libelous content. Although we have adopted measures to verify the authenticity of and minimize infringements or offense by product listings on our Shopee platform before they appear on the marketplace, these efforts may not always be successful. In April 2019, the Office of the U.S. Trade Representative, or USTR, published its 2018 Out-of-Cycle Review of Notorious Markets, which identified the Shopee platform in several of our markets as “notorious markets.” The USTR may continue to identify those Shopee markets as notorious markets, and the USTR may identify other Shopee markets as notorious markets in the future. Any public perception that counterfeit, pirated, or otherwise inappropriate or illegal items are commonplace on Shopee, even if factually incorrect, or perceived delays in our removal of these items could damage our reputation and result in regulatory action against us and diminish the value of our brand name. Further, we may be subject to allegations of civil or criminal liability based on allegedly unlawful activities carried out by third parties through our Shopee platform. We may also be subject to sanctions by local authorities for infringing products offered on our marketplace, including removal of the infringing products or a temporary or permanent block of our marketplace.

We may implement further measures to strengthen our efforts to protect users and ourselves against these potential liabilities that could require us to spend substantial additional resources or discontinue certain service offerings. In addition, these measures may reduce the attractiveness of our platforms to users. For example, a seller whose listings are removed or suspended by us, regardless of our compliance with the applicable laws, rules and regulations, may dispute our actions and commence action against us for damages based on breach of contract or other causes of action or make public complaints or allegations. Any costs incurred as a result of such liability or asserted liability could also harm our business.

Moreover, as the number of interactive games increases and the features and content of these games continue to overlap, software developers and distributors have increasingly become subject to infringement claims. Further, some of our game content are highly realistic and feature materials that are based on real-world objects or people, which may also be the subject of claims of infringement of the intellectual property of others, including right of publicity, trademark, and unfair competition claims. Despite any steps taken by us to avoid knowingly violating the intellectual property rights of others, third parties may still claim that content we develop or license from third parties infringes their intellectual property rights. Any such claims, whether or not meritorious, may be time consuming, distracting to management and expensive to defend, and could force us to stop distributing the relevant game content, cease using or redesign the affected content, obtain a license from the claimant, which, if available at all, may not be available on commercially favorable terms, and or pay damages, any of which could have a material adverse effect on our reputation, business and results of operations.

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

We do not always have the right to return unsold items to suppliers. In addition, in order to secure more favorable commercial terms, we may need to purchase a higher volume of products. If we fail to efficiently manage our inventory, we may suffer losses, including losses due to inventory write-downs relating to decrease in estimated market value or damaged or obsolete inventory. In 2018 and 2019, we recorded a US$1.0 million and US$1.7 million inventory write-down, respectively. In addition, if we are unable to sell products or if we deem it necessary to lower sale prices in order to attract buyers or reduce inventory level, our profitability will be negatively affected.

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

We face uncertainties and risks relating to our digital financial services business.

Although there is an uptick of digital financial services and products, including digital payments, across the globe, and countries such as Singapore are taking steps toward being a “cashless society,” there is no certainty that this will result in widespread market acceptance of our digital financial services and products across all or any of the markets we operate in. We may be unable to achieve the required level of market acceptance in order for us to recoup the investment costs involved in developing and launching our digital financial service products or to bear the associated risks involved in providing such products. Our ability to achieve or maintain market acceptance for our digital financial services and products are affected by a number of factors, such as the community’s lack of trust in digital financial services and products being provided by a company that is not a traditional financial institution, entrenched preferences in traditional payment methods, insufficient use cases for our digital payment services and lack of infrastructure support locally. Moreover, even if there is adequate acceptance of our digital financial services and products, we continue to be subservient to the changing needs and demands of users, which may change for a multitude of reasons such as availability of alternative payment methods which are more popular or widely accepted by the population. While we endeavor to consistently increase demand for our digital financial services and products by broadening and improving our use cases and product offerings, we cannot predict with certainty the reasons for the changes in user demands, and the consequential effects of such changes on our business.

We may offer other digital financial products and services and offer to other markets in the future. We cannot be certain that our current or future products and services will be successful or will generate sufficient revenue to cover the costs and expenses of their launch and development. Offering these additional services, if unsuccessful, could materially and adversely affect our business, financial condition and results of operations.

In addition to other relevant risk factors described herein, our e-wallet business is subject to other risks including without limitation: (i) changes to rules or practices applicable to payment systems that link to our e-wallet, (ii) increasing costs, including fees charged by banks to process transactions through our e-wallet, and (iii) failure to manage user funds accurately or loss of user funds, whether due to employee fraud, security breaches, technical errors or otherwise. Other payment card schemes that link to our e-wallet may impose special assessments for transactions that are executed through an e-wallet and these fees could significantly increase our costs.

We could be held liable if our digital financial services and products are used for fraudulent, illegal or improper purposes such as money laundering.

Despite measures we have taken and continue to take, our digital financial services and products remain susceptible to potentially illegal or improper uses, which could damage our reputation and subject us to liability. These may include the use of our payment services in connection with fraudulent sales of goods or services, software and other intellectual property piracy, money laundering, bank fraud and prohibited sales of restricted products. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and fraud and incidents of fraud could increase in the future. We could be subject to fraud claims if confidential information obtained from our users is used for unauthorized purposes.

Our risk management policies and procedures may not be fully effective in identifying, monitoring and managing these risks. We are not able to monitor in each case the sources of funds from users of our digital financial services and products, or the ways in which they are used. An increase in fraudulent transactions or publicity regarding payment disputes could harm our reputation and reduce consumer confidence in our services.

Our consumer credit products may not ultimately prove successful and will expose us to default risks.

As a natural extension of our existing businesses, we began to offer consumer loans to Shopee buyers under the “ShopeePayLater” product in some of our markets. We currently fund such consumer credit products with internal resources. However, as the volume and amount of our loans increase and we further diversify our credit product offerings, we may require additional funds, explore alternative funding methods such as partnering with external funding providers, or explore other credit business. If our capital is insufficient to meet the demand due to lack of internal resources or alternative funding options, it may affect our credit product offering capabilities, lead to loss of users or slower growth, and constrain our working capital.

In addition, these services will also expose us to risks and liabilities, including credit risks relating to the borrowers and counterparty risks in dealing with potential business partners. We rely on, among other things, the information and knowledge we gained from our existing businesses to build the strategy of our credit products and assess the creditworthy of potential borrowers. We believe that our understanding of the business and/or liquidity situation of our borrowers will allow us to limit borrower risk to a certain extent, but we cannot be certain that our understanding of these situations will always be accurate. We are new to the credit product business and have limited experience in this business. There is no guarantee that the information we rely on is complete and accurate or our strategy and policy are correct, and this may impact the effectiveness of the assessments we conduct on the potential borrowers. This could lead to, for instance, loans being given to users who may have higher default or delinquency risks. Even if our information collection, strategy and policy are all appropriate, other factors such as macro economy or unexpected incidents may still affect our borrower’s repayment. We aim to maintain low delinquency and default rates through an effective credit risk management process. However, high rates of delinquency or default are still probable due to various reasons, which could negatively impact our financial results. We also cannot be certain that the interest rates we charge them will be sufficient to cover our costs and expenses in providing the loans, including the costs associated with borrower defaults. Moreover, upon a borrower’s default, we may need to devote internal resources or engage third-party collection agencies to collect the receivables. If any collection personnel are involved with any misconduct or there are such perceptions that our collection practices are considered to be aggressive or not compliant with relevant laws and regulations, our reputation and business may be harmed.

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

We may be liable for security breaches and attacks against our or our third-party partners’ platforms and network, particularly with regard to confidential user information and personal or other data or any other data privacy or data protection compliance issue, and our platforms and games may contain unforeseen “bugs” or errors.

Our business stores, generates, and processes a large amount of personal data, and the improper use or disclosure of such data could harm our reputation. We also maintain certain other proprietary and confidential data relating to our business and personal data of our personnel. Although we have employed significant resources to develop and implement security measures aimed at preventing breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, physical or electronic break-ins, phishing attacks, data leaks, social engineering, and security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Any security breach, including personal data breaches or incidents, including cybersecurity incidents, could result in unauthorized access to our systems or a user’s system, misappropriation of our or a user’s information or data, loss, corruption, or alteration of such data, deletion or modification of user information, damage to our systems or those of our users, or a denial-of-service or other interruption to our business operations. Any such incidents could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines, and potential liability, as well as remediation costs and increased cybersecurity protection costs. As techniques used to obtain unauthorized access to or otherwise sabotage systems change frequently and may not be known until they have been launched against us, our users or our third-party service providers, we may be unable to anticipate or implement adequate measures to protect against these security breaches. If an actual or perceived breach of our or our third-party partners’ security occurs, public perception of the effectiveness of our security measures and brand could be harmed, demand for our platforms may be reduced, our operations may be disrupted, we may incur significant legal liabilities and remediation costs, and our business could be materially and adversely affected. Any compromise of our or our third-party partners’ security or data could result in a violation of applicable security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability.

We have in the past and are likely again in the future to be subject to these types of attacks, although to date no such attack has resulted in any material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks or other types of security breaches. Cyber-attacks may target us, our game players, sellers, buyers, counter owners or other members of our ecosystem, or the communication infrastructure or platforms on which our business depends. Actual or anticipated attacks and risks may cause us to incur significantly higher costs to protect against, and to address issues created by, security breaches and other incidents, including costs to deploy additional personnel and network protection technology, train employees, and engage third-party experts and consultants. Cybersecurity breaches could not only harm our reputation and business, but also materially decrease our revenue and net income and expose us to a risk of loss or litigation and possible liability.

Our platforms and games have in the past contained and may in the future contain errors or “bugs” that are not detected until after the applications are published. Any such errors or a significant unavailability of our platforms or games due to these errors or “bugs” could impact the overall user experience, which could cause users to reduce their time or interest on our platforms or games, or not recommend our content and services to others. Such errors could also result in non-compliance with applicable laws or create legal liability for us. Resolving such errors could also disrupt our operations, cause us to divert resources from other matters, or materially harm our business, prospects, financial condition, and operating results. In addition, “cheating” programs or other unauthorized software tools and modifications that enable players to cheat in games harm the experience of players who play fairly and could negatively impact the volume of purchases of in-game items. Also, vulnerabilities in the design of our products and of the platforms upon which they run could be discovered after their release. This may lead to loss of revenues or increased cost of developing technological measures to respond to these, either of which could negatively affect our business.

We may not be able to protect our intellectual property rights.

We rely on a wide portfolio of intellectual properties to operate our businesses and we may not be able to effectively protect these intellectual properties against infringement, or efforts to safeguard our intellectual properties may be costly.

We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws, as well as confidentiality procedures and contractual provisions, to protect our intellectual properties. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information.

Intellectual property protection may not be sufficient in the markets in which we operate. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights, including our self-developed games, or the intellectual properties licensed from third parties, or to enforce our contractual rights in the markets we operate in or elsewhere. For example, in the event any third party game developer, publisher or hacking group infringes the copyright of our self-developed game, our users may lose interest in our games and our results of operations may be adversely affected. In addition, policing any unauthorized use of our intellectual properties is difficult, time-consuming and costly, and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual properties. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We rely upon the internet infrastructure, data center and cloud service providers and telecommunications networks in the markets where we operate.

Our business depends on the performance and reliability of the internet infrastructure and contracted data center and cloud service providers in the markets where we operate. We may not have access to alternative networks or data servers in the event of disruptions or failures of, or other problems with, the relevant internet infrastructure. In addition, the internet infrastructure in some of the markets where we operate in may not support the demands associated with continued growth in internet usage.

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

Furthermore, these laws and regulations vary from jurisdiction to jurisdiction and are often evolving, unclear or inconsistent with other applicable laws. At the same time, authorities may observe regulatory developments in other jurisdictions and seek to implement similar measures, thus potentially subjecting us to more and more extensive regulations in each market. Future expansion in terms of our services and geographic coverage, including the expansion of our self-developed game, e-commerce platform and digital financial services and products to other parts of the world, could subject us to additional regulatory requirements and other risks that may be costly or difficult to comply with. We may have to come up with, adapt and implement different operating practices and protocols depending on the requirements of each local market, which may require us to expend substantial resources.

Regulators may regularly re-examine and increase enforcement of compliance obligations, which may require us or our business partners to further revise or expand the compliance program, including the procedures we use to verify the identity of our users and to monitor the transactions on our platforms. Such compliance requirements may also make it more burdensome to use our services and products, which could potentially discourage users from using our services and products.

In addition, the provision of financial services such as e-wallet services, payment processing, and consumer loan products are typically more regulated and subject to a broad range of complex laws and regulations which are rapidly changing. The monetary authorities in markets we operate in could impose new or additional licensing requirements, capital commitments, governance standards, reporting obligations or other regulatory requirements, requiring us to devote substantial operational and financial resources to comply with such requirements.

We receive, store and process personal information and other data in all of our three businesses. The regulatory frameworks for privacy issues vary worldwide and are likely to continue to do so for the foreseeable future. It is possible that obligations imposed under applicable laws may be interpreted and applied in a manner that is inconsistent between jurisdictions and may conflict with other rules or our practices. Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to our users or other third parties, or applicable privacy laws, or any compromise of security that results in the unauthorized release or transfer of information or other data, may result in governmental enforcement actions, litigation or public statements against us by consumer advocacy groups or others, could cause our users to lose trust in us, and could have an adverse effect on our business. Furthermore, if third parties that we work with, such as individual users, game developers, Shopee sellers, payment gateway partners, e-wallet merchants, counter owners and logistics service providers, violate applicable laws or our policies, such violations may put us and our user information at risk, may result in governmental enforcement actions, litigation or public statements against us and could have an adverse effect on our reputation and business.

Aspects of our operations or business are subject to privacy and data protection regulation in Asia Pacific, the European Union, and elsewhere. As certain privacy and data protection regulations in the jurisdictions where we operate remain under development and subject to change, and as further guidance and interpretations remain forthcoming, such regulations may require us to modify our data practices and policies (e.g., in relation to the management of cookies, the processing of personal data, the retention and/or transference of personal data, and issuance of marketing messages through different media) and we could incur substantial costs as a result. Actual or perceived non-compliance with such regulations may lead to regulatory or legal action being taken against us, reputational damages, and a loss of confidence in our security and privacy or data protection measures.

We may have exposure to greater than anticipated tax liabilities, which could adversely impact our operating results.

Tax legislation relating to the digital economy is still developing. Governments in our markets may promulgate or strengthen the implementation of tax regulations and impose more tax obligations on our services and product offerings, which could increase the costs to our users and merchants and make our services and product offerings less competitive.

Shopee as the marketplace operator could potentially be required to report transactions made by sellers and other service providers through the platform to the tax authorities in the future and may also be subject to further tax obligations. Governments in some of our markets had discussed about promulgating laws to require e-commerce marketplace operators to assist in the enforcement of tax requirements on sellers and collection of taxes with respect to revenues or profits generated by sellers. Although such new legislation has been withdrawn, there is no guarantee that governments will not impose similar requirements or we will not be held responsible for the delinquent tax owed by sellers and service providers in future. If we are held responsible, whether financially or operationally, our business and results of operations may be materially and adversely affected. We may also be requested by government authorities to supply information about our sellers, such as transaction records and seller’s information, and assist in the enforcement of other tax regulations.

The Organization for Economic Cooperation and Development has published proposals to advance international negotiations to ensure large and highly profitable multinational enterprises, including digital companies, pay tax wherever they have significant consumer-facing activities and generate their profits. Certain jurisdictions in the European Union and Latin America have already enacted or are discussing new tax laws, rules and regulations directed at the digital economy and multi-national businesses. If existing tax laws, rules or regulations in our markets are amended, or if new tax laws, rules or regulations are enacted, including with respect to digital services tax, sales tax, value-added taxes, withholding taxes, revenue based taxes, or other similar taxes applicable to the digital economy or multi-national businesses, the results of these changes could increase our effective tax rate, tax liabilities and/or associated costs. Possible implications may include double taxation, multiple levels of taxation, additional obligations, prospectively or retrospectively, as well as imposition of interest and penalties if non-compliance is determined. Potential heightened tax law enforcement against us could have a material adverse effect on our business, financial condition and results of operations.

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

Certain facts, forecasts and other statistics relating to the industries in which we compete contained in this annual report have been derived from various public sources and commissioned third-party industry reports. In particular, we commissioned Niko Partners to conduct certain market research concerning the PC online game market in our region, Newzoo to conduct certain market research concerning the mobile game market in our region, Frost & Sullivan to conduct certain market research concerning the e-commerce market in our region, and International Data Corporation to conduct certain market research concerning the digital financial services in our region. In deriving market data, these industry consultants may have adopted different assumptions and estimates. While we generally believe such reports to be reliable, we have not independently verified the accuracy or completeness of such information. Such reports may not be prepared on a comparable basis or may not be consistent with other sources.

Industry data, projections and estimates are inherently uncertain as they require certain assumptions and judgments. Moreover, geographic markets and the industries we operate in are not rigidly defined or subject to standard definitions, and are the result of subjective interpretation. Accordingly, our use of the terms referring to our geographic markets and industries such as, digital entertainment, e-commerce and digital financial services markets may be subject to interpretation, and the resulting industry data, projections and estimates may not be reliable. In addition, we define our region as the six major markets in the Southeast Asia region, namely Indonesia, Vietnam, Thailand, the Philippines, Malaysia and Singapore, plus Taiwan. Our industry and market data should be interpreted in light of the defined geographic markets and defined industries we operate in. Any discrepancy in the interpretation thereof could lead to different industry data, measurements, projections and estimates and result in errors and inaccuracies. For these reasons, you should not place undue reliance on such information.

Our user metrics and other estimates are subject to inherent challenges in measuring our operating performance.

We regularly review metrics, including our QAUs, QPUs, GMV and orders, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our services are used across large populations throughout our markets. For example, we believe that we cannot distinguish individual users who have multiple accounts. Our user metrics are also affected by technology on certain mobile devices that automatically runs in the background of our applications when another phone function is used, and this activity can cause our system to miscount the user metrics associated with such accounts.

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

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and determine the effectiveness of our internal control over financial reporting, report any material weaknesses in such internal controls and provide a management report on internal control over financial reporting.

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2019. See “Item 15. Controls and Procedures —Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report, which has concluded that our internal control over financial reporting is effective as of December 31, 2019. However, if we fail to maintain effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a negative impact on the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions.

We may need additional capital but may not be able to obtain it on favorable terms or at all.

We may require additional cash capital resources in order to fund future growth and the development of our businesses, including expansion of our e-commerce and digital financial service businesses and any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including market conditions, our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, governmental regulations over foreign investment and the digital entertainment, e-commerce and digital financial services industries in our various markets. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

We may not have sufficient cash available for cash settlement, repurchase or redemption of our outstanding convertible notes.

Our ability to make principal or interest payments, or to refinance, our 2018 convertible notes and our 2019 convertible notes depends on our future performance, which is subject to many factors beyond our control. Our business may not generate sufficient cash flow from operations to service our convertible debt. According to their respective terms, we are required to pay cash interest of approximately US$12.9 million and US$11.5 million per year, respectively, with respect to our 2018 convertible notes and 2019 convertible notes, assuming the entire originally issued principal amount of such notes remain outstanding. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, obtaining additional debt financing, or issuing additional equity securities, any of which may be on terms that are not favorable to us or, in the case of equity securities, highly dilutive to our shareholders.

In addition, holders of our 2018 convertible notes and our 2019 convertible notes have the right to require us to repurchase their notes upon the occurrence of a fundamental change (as defined in each of the respective indentures) at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest. Upon any conversion of our 2018 convertible notes and 2019 convertible notes, unless we elect to deliver solely our ADSs to settle such conversion (other than paying cash in lieu of delivering any fractional ADS), we will be required to make cash payments with respect to the notes being converted.

However, we may not have enough available cash or be able to obtain financing at the time we are required to repurchase our convertible notes or pay cash with respect to such conversions. In addition, our ability to repurchase our convertible notes or to pay cash upon their conversions may be limited by law, by regulatory authority or by agreements governing our future indebtedness. Although, in the case of our 2019 convertible notes, we entered into capped call transactions which are generally expected to reduce the potential dilution to Class A ordinary shares and ADSs upon conversion of the notes and/or offset any cash payments we are required to make in excess of the principal amount upon conversion of our 2019 convertible notes, with such reduction and/or offset subject to a cap, we may not ultimately receive all such cash payments from the capped call counterparties due to one or more of the capped call counterparties’ failure to perform or other factors beyond our control.

We have limited business insurance coverage.

Insurance products available in certain markets we operate in currently are not as extensive as those offered in more developed regions. Consistent with customary industry practice in those markets, our business insurance is limited and we do not carry business interruption insurance to cover our operations. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured damage to our platforms, technology infrastructures or disruption of our business operations could require us to incur substantial costs and divert our resources, which could have an adverse effect on our business, financial condition and results of operations.

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

Moreover, having become a public company has raised our public profile, which may result in increased litigation as well as increased public awareness of any such litigation. In addition, we may be target of securities class action and derivative lawsuits relating to our acquisitions. We will need to defend against such lawsuits, including any appeals, and we may also initiate legal proceedings to protect our rights and interests. There is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. There can be no assurance that we will prevail in any such cases, and any adverse outcome of these cases could have a material adverse effect on our reputation, business and results of operations.

In particular, we will need to defend against the putative shareholder class action lawsuit described in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings,” including any appeals of such action. We are currently unable to ascertain the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit. The litigation process may utilize our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could materially harm our business. An adverse determination in this lawsuit, including an adverse determination on appeal in this lawsuit, may have a material adverse effect on our financial condition and results of operations.

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

The laws and regulations in some of our markets, including Vietnam and Thailand, place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. For example, in Vietnam, foreign ownership in companies engaging in the online game business may not exceed 49%, and foreign ownership in companies engaging in e-payment business is restricted unless certain government approvals are obtained. In Thailand, direct foreign ownership of each entity operating restricted businesses under, among others, the Thai Foreign Business Act B.E. 2542 (1999), or Thai Foreign Business Act, must be less than 50%.

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

●	revoking the business licenses and/or operating licenses of such entities;

●
discontinuing or placing restrictions or onerous conditions on the operations of our VIEs or Thai subsidiaries, or on our operations through any transactions between our company or our Cayman Islands or Singapore subsidiaries on the one hand and our VIEs, subsidiaries of such VIEs or our Thai subsidiaries on the other hand;

●
imposing fines, prohibiting payments by our VIEs or their shareholders to us as contemplated in the contractual arrangements with our VIEs, confiscating income from us, our Cayman Islands or Singapore subsidiaries, VIEs or Thai subsidiaries, or imposing other requirements with which such entities may not be able to comply;

●	imposing criminal penalties, including fines and imprisonment on our VIEs or Thai subsidiaries, their shareholders or directors;

●
requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and their shareholders, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs or Thai subsidiaries; or

●	restricting or prohibiting us from providing funding to our business and operations in Vietnam and Thailand.

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

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their shareholders to operate our businesses in some of our markets. In 2019, revenue from all of our VIEs (including VIEs in other jurisdictions) accounted for 20.4% of our total revenue.  For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests or these contractual arrangements might be terminated due to non-compliance with the laws of the relevant jurisdiction of the VIEs. Moreover, in the markets where we operate, the use of VIEs are relatively new and remain generally untested before regulators and courts, and therefore, may be subject to legal and regulatory scrutiny, investigations and disputes and these arrangements might have their legality, validity or enforceability challenged by the relevant authorities.

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

Risks Related to Doing Business in Our Markets

Our revenue and net income may be materially and adversely affected by an economic slowdown in any one or more of our key markets or globally.

The success of our business ultimately depends on consumer spending. We are exposed to general economic conditions that affect consumer confidence, consumer spending, consumer discretionary income or changes in consumer purchasing habits. As a result, our revenue and net income could be impacted to a significant extent by economic conditions in our markets and globally, as well as economic conditions specific to digital entertainment, e-commerce and digital financial services. The regional and global economy, markets and levels of consumer spending are influenced by many factors beyond our control, including consumer perception of current and future economic conditions, political uncertainty, employment levels, inflation or deflation, real disposable income, interest rates, taxation and currency exchange rates.

We derive a significant majority of our revenue from Southeast Asia, Taiwan and Latin America, which share many features in common as emerging markets. Economic growth in the global emerging markets experienced a mild moderation in the past, partially due to the slowdown of the regional economy, the global commercial volatility of commodity prices, U.S. monetary policy and the market volatility of other markets.  Productivity growth in such markets also slowed since the global financial crisis. The recent outbreak of COVID-19 has caused deterioration in economic conditions globally. The restrictions, preventions and mitigation measures currently adopted, or to be introduced in future, in relation to COVID-19 are likely to have adverse effects on global markets as both consumer and business confidence and spending decline. In addition, uncertainty about the future relationship between global large economies such as the United States and China, as well as other countries, including with respect to the trade policies, treaties, government regulations and tariffs, could also affect the economic conditions of our markets. The measures adopted by the global large economies, or the perception that any of them could occur, may have a material adverse effect on our markets, global economic conditions and the stability of global financial markets. Our markets will have to continue to cope with potential external and domestic risks to sustain its economic growth. Furthermore, the United Nations Secretary-General has warned that a “global recession – perhaps of record dimensions - is a near certainty” due to COVID-19. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in any one or more of our key markets could have a material adverse effect on our business, financial condition and results of operations.

Changes in economic, political or social conditions or government policies in our markets could have a material adverse effect on our business and operations.

Substantially all of our assets and a significant majority of our operations are located in our markets in Southeast Asia, Taiwan and Latin America. Accordingly, our business, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in these markets generally. The economy in emerging markets differs from most developed markets in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, government policy on public order and allocation of resources. In some of our markets, governments continue to play a significant role in regulating industry development by imposing industrial policies. Moreover, some local governments also exercise significant control over the economic growth and public order in their respective jurisdictions through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, and providing preferential treatment to particular industries or companies. Governmental actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition, results of operations and prospects may be adversely affected by changes in government policies or regulations, including such factors as: exchange rates and exchange control policies; inflation rates; interest rates; tariff and inflation control policies; price control policies; import duties and restrictions; liquidity of domestic capital and lending markets; electricity rationing; tax policies, including royalty, tax increases and retroactive tax claims; and other political, diplomatic, social and economic developments in or affecting the markets where we operate.

Growth of the economy of our various markets has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in our key markets or neighboring regions (such as China, Japan and United States), or in the policies of the governments or of the laws and regulations in each respective market could have a material adverse effect on the overall economic growth of our key markets. Such developments could adversely affect our business and operating results, lead to reduction in demand for our content and services and adversely affect our competitive position. Many of the governments in our markets have implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over foreign capital investments or changes in tax regulations. Some of our markets have historically experienced low growth in their gross domestic product, or GDP, significant inflation and/or shortages of foreign exchange. We are exposed to the risk of rental and other cost increases due to potential inflation in the markets in which we operate. In the past, some of the governments in our markets have implemented certain measures, including interest rate adjustments, currency trading band adjustments and exchange rate controls, to control the pace of economic growth. These measures may cause decreased economic activity in the relevant markets, which may adversely affect our business, financial condition and results of operations.

In addition, some of our markets have experienced, and may in the future experience, political instability, including strikes, demonstrations, protests, marches, coups d’état, guerilla activity or other types of civil disorder. These instabilities and any adverse changes in the political environment could increase our costs, increase our exposure to legal and business risks, disrupt our office operations or affect our ability to expand our user base.

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

We do not believe, based on advice from our Taiwan counsel, LCS & Partners, that we are a PRC investor under existing Taiwan law and court judgments. Therefore, we do not believe that we are prohibited from operating businesses that have statutory business categories not listed as permitted in the Positive Listings or that we need to seek prior PRC investment approval for operating businesses that have statutory business categories listed as permitted in the Positive Listings. We currently operate our digital entertainment business in Taiwan through our wholly-owned branch office in Taiwan, and operate our e-commerce business in Taiwan through our wholly-owned subsidiary in Taiwan. Both of such entities were acquired or established upon approval by the relevant Taiwan government authorities. However, should the Taiwan authorities deem us to be a PRC investor, the Taiwan authorities may take a range of actions, including:

●	imposing fines between NT$120,000 (US$4,012) to NT$25,000,000 (US$835,841) and further fines if the non-compliance is not rectified as ordered;
●	ordering us to reduce any direct or indirect ownership or control by PRC investors in our company;
●	requesting us to divest some or all of our ownership or control in our operating entities in Taiwan;
●	suspending the rights of shareholders of our Taiwan operating entities; and
●	discontinuing the operations and revoking the business licenses of our Taiwan operating entities.

If any such actions are taken, our operation in Taiwan and our financial results will be materially and adversely affected.

Uncertainties with respect to the legal system in certain of our markets could adversely affect us.

The legal systems in many of our markets vary significantly from jurisdiction to jurisdiction. Some jurisdictions have a civil law system based on written statutes and others are based on common law. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

Many of our markets have not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in such markets. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since local administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in many of the localities that we operate in. Moreover, local courts may have broad discretion to reject enforcement of foreign awards. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Many jurisdictions in our markets have enacted, and may enact or amend from time to time, laws and regulations governing the distribution of games, services, messages, applications, electronic documents and other content through the internet. The relevant government authorities may prohibit the distribution of information through the internet that they deem to be objectionable on various grounds, such as public interest or public security, or to otherwise be in violation of local laws and regulations. If any of the information disseminated through our platforms were deemed by any relevant government authorities to violate content restrictions, we would not be able to continue to display such content and could be subject to penalties, including confiscation of the property used in the non-compliant acts, removal of the infringing content, temporary or permanent blocks, administrative fines, suspension of business, revocation of the registration to act as an electronic systems provider and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

Furthermore, many of the legal systems in our markets are based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. There are other circumstances where key regulatory definitions are unclear, imprecise or missing, or where interpretations that are adopted by regulators are inconsistent with interpretations adopted by a court in analogous cases. As a result, we may not be aware of our violation of certain policies and rules until sometime after the violation. In addition, any administrative and court proceedings in our markets may be protracted, resulting in substantial costs and diversion of resources and management attention.

It is possible that a number of laws and regulations may be adopted or construed to apply to us that could restrict our industries. Scrutiny and regulation of the industries in which we operate may further increase, and we may be required to devote additional legal and other resources to addressing this regulation. For example, existing laws or new laws regarding the regulation of currency, money laundering, banking institutions, unclaimed property, e-commerce, consumer and data protection and intermediary payments may be interpreted to cover virtual items offered in our digital entertainment business and services offered on our e-commerce platform or through our e-wallet networks. Changes in current laws or regulations or the imposition of new laws and regulations regarding our industries may slow the growth of our industries and adversely affect our financial position and results of operations.

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

It will be difficult to acquire jurisdiction and enforce liabilities against our assets based in some of our markets.

Substantially all of our assets are located in our markets in Southeast Asia and Taiwan, and almost all of our executive officers and present directors reside outside of the United States. As a result, it may be difficult for United States investors to enforce their legal rights, to effect service of process upon our directors or executive officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and executive officers under Federal securities laws. Moreover, management has been advised that Indonesia, Taiwan, Thailand, Vietnam and many of the other jurisdictions within Southeast Asia do not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. Further, it is unclear if extradition treaties now in effect between the United States and some of our markets, such as Indonesia, the Philippines and Malaysia, would permit effective enforcement of criminal penalties of the federal securities laws.

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

We are a holding company, and most of our subsidiaries are located throughout the markets in our region. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiaries. The distribution of dividends to us from the subsidiaries in these markets as well as other markets where we operate is subject to restrictions imposed by the applicable laws and regulations in these markets. See “Item 4. Information on the Company—B. Business Overview—Regulation.” In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in Indonesia, Vietnam, Thailand and Singapore to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future.

Risks Related to the ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in the same markets as us that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our quarterly or annual revenue, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new content and services or plan of expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our businesses or our industries;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	current class action, potential litigation or regulatory investigations; and

●	volatility in the stock market.

In addition, the recent outbreak of COVID-19 has negatively affected the stock market and investor sentiment and has resulted in significant volatility, including temporary trading halts. Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. We are currently involved in a putative securities class action. See “Item 8. Financial Information —A. Consolidated Statement and Other Financial Information —Legal and Administrative Proceedings.” Involvement in a securities class action could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Certain shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

We have adopted a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Based on our dual-class voting structure, in respect of matters requiring a shareholders’ vote, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to three votes per share. Due to the different voting powers associated with our two classes of ordinary shares, as of March 15, 2020, our founder and Tencent beneficially owned an aggregate of 63.0% of the total voting power of our ordinary shares. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result, our founder and Tencent have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions. Pursuant to an irrevocable proxy between our founder and Tencent, Tencent has agreed to appoint our founder as its proxy with respect to all or a portion of the Class B ordinary shares held by Tencent on matters that are subject to the vote of shareholders. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares—Classes of Ordinary Shares; Conversion” for more information. Furthermore, under our amended and restated memorandum and articles of association, any change of control of our company upon merger or consolidation, scheme of arrangement or other similar transactions, or the sale or exclusive license of all or substantially all of our intellectual property, will require the separate approval of holders of at least 80% of Class B ordinary shares then outstanding. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares—Special Approvals” for more information.

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

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying our ADSs at shareholders’ meetings if holders of ADSs do not give voting instructions to the depositary, unless:

●	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;

●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

●	voting at the meeting is made on a show of hands.

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

We adopted our 2009 Share Incentive Plan, last amended in July 2019, or the 2009 Plan, for the purpose of granting share-based compensation awards to officers, employees, directors and other eligible persons to incentivize their performance and align their interests with ours. In February 2018, our board of directors approved automatic increases on January 1 of each of 2019, 2020, 2021 and 2022 of the maximum aggregate number of ordinary shares which may be issued under the 2009 Plan by 5% of the total number of ordinary shares of all classes of the company outstanding on that day immediately before the increase, which may cause further dilution to our shareholders. The current maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2009 Share Incentive Plan is 123,292,170. We are authorized to grant options, share appreciation rights, share awards of restricted shares and non-restricted shares, restricted share units and other types of awards the administrator of the 2009 Plan decides.

We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. As of March 15, 2020, outstanding awards granted under the 2009 Plan consisted of (i) options to purchase 47,642,875 Class A ordinary shares, (ii) 53,352 restricted Class A ordinary shares, (iii) 9,983,546 restricted Class A ordinary share units, and (iv) 183,760 share appreciation rights. As a result of our grants of awards under the 2009 Plan, we incurred share-based compensation of US$28.6 million, US$58.1 million and US$117.1 million in 2017, 2018 and 2019, respectively. For more information on our share incentive plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We will incur additional share-based compensation expenses in the future as we continue to grant share-based incentives. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Substantial future sales or perceived potential sales or issuances of our ADSs, Class A ordinary shares or other equity securities could cause the price of our ADSs to decline significantly.

Sales of substantial amounts of our ADSs, or the perception that these sales could occur, could cause the market price of our ADSs to decline and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in our initial public offering in October 2017 and our follow-on public offering in March 2019 are freely tradable without restriction or further registration under the Securities Act. The Class A ordinary shares held by our pre-IPO shareholders, by holders of our 2017 convertible notes from conversion of their notes, or by our other shareholders may also be sold in the public market from time to time. In addition, we have outstanding 2018 convertible notes in the aggregate principal amount of US$575 million, issued in June 2018, and outstanding 2019 convertible notes in the aggregate principal amount of US$1,150 million, issued in November 2019. The holders of the 2018 and 2019 convertible notes may convert their notes upon the respective terms governing such convertible notes at the initial conversion rate of 50.5165 ADSs per US$1,000 principal amount of the 2018 convertible notes and the initial conversion rate of 19.9475 ADSs per US$1,000 principal amount of the 2019 convertible notes, in each case, subject to adjustment in certain dilutive and other events. Our 2018 convertible notes are currently convertible in accordance with their terms. If these convertible notes are converted and we issue ADSs to settle our obligations, the ownership interest of our ADS holders will be diluted.

We entered into certain capped call transactions that may affect the volatility and value of the ADSs.

In connection with the offering of our 2019 convertible notes, we entered into certain capped call transactions with certain financial institutions. These capped call transactions are generally expected to reduce the potential dilution to our Class A ordinary shares and ADSs upon any conversion of our 2019 convertible notes and/or offset any cash payments we may be required to make in excess of the principal amount of such converted 2019 convertible notes, as the case may be, with such reduction and/or offset subject to a cap.

The capped call counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivative transactions with respect to our ADSs and/or purchasing or selling our ADSs or other securities of ours in secondary market transactions prior to the maturity of our 2019 convertible notes (and are likely to do so during any observation period (as defined in the indenture governing our 2019 convertible notes) related to any conversion of our 2019 convertible notes). This activity could cause or avoid an increase or a decrease in the market price of our ADSs or our 2019 convertible notes.

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

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our memorandum and articles of association also contain a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by our founder, Forrest Xiaodong Li, and Tencent and their respective affiliates. As of March 15, 2020, our founder and Tencent beneficially owned an aggregate of 63.0% of the total voting power of our ordinary shares. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights (other than to issue additional supervoting shares, which would require the consent of holders of Class B ordinary shares), terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and our ADSs may be materially and adversely affected.

Holders of ADSs may face difficulties in protecting their interests, and their ability to protect their rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law, we conduct substantially all of our operations and all of our directors and executive officers reside outside of the United States.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. In addition, most of our current directors and executive officers are not United States nationals or residents. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for our shareholders to bring an action against us or against these individuals in the United States in the event that they believe that their rights have been infringed under the U.S. federal securities laws or otherwise. Even if our shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions that comprise our markets may render our shareholders unable to enforce a judgment against our assets or the assets of our directors and executive officers.

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

We will continue to incur increased costs as a public company.

As a public company with ADSs listed on the New York Stock Exchange, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, impose various requirements on the corporate governance practices of public companies. These and other rules and requirements may increase or change, resulting in an increase in our legal and financial compliance costs. Operating as a public company also makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. It may also be more difficult for us to attract qualified persons to serve on our board of directors or as executive officers.

If we are a passive foreign investment company for United States federal income tax purposes for any taxable year, United States holders of ADSs or our ordinary shares could be subject to adverse United States federal income tax consequences.

Depending upon the value and the nature of our assets and the amount and nature of our income over time, we could be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes.

We will be classified as a PFIC in any taxable year if either: (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. As a publicly traded foreign corporation we intend for this purpose to treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock (“market capitalization”) plus the total amount of our liabilities and to treat the excess of the fair market value of our assets over their book value as a non-passive asset to the extent attributable to our non-passive income. Because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, we would likely become a PFIC for a given taxable year if the market price of our ADSs or Class A ordinary shares were to decrease significantly. The application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. If we are a PFIC for any taxable year during which a U.S. investor held our ADSs or Class A ordinary shares, the U.S. investor might be subject to increased U.S. federal income tax liability and to additional reporting obligations. We do not intend to provide the information necessary for the U.S. investor to make a qualified electing fund election with respect to our notes, ADSs or Class A ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Based on our income and assets, and the value of the ADSs, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2019, and do not anticipate becoming a PFIC for the current taxable year or for the foreseeable future. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

We began our digital entertainment business at our inception in May 2009, and by 2019, we had expanded our local game operations to cover Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia, Singapore and Latin America. Our self-developed game Free Fire is also currently available in more than 130 markets globally.

We launched our e-commerce platform, Shopee, in Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore in June and early July 2015, and in Brazil in the fourth quarter of 2019.

We launched our digital financial services platform in Vietnam in April 2014 and in Thailand in June 2014. In the fourth quarter of 2019, we introduced SeaMoney as the overall brand for our digital financial services business.

We completed our initial public offering of 58,960,000 ADSs on October 24, 2017. On October 20, 2017, we listed our ADSs on the New York Stock Exchange under the symbol “SE.” In November 2017, the underwriters exercised their over-allotment option to purchase of an additional 6,994,538 ADSs from us. We completed an equity follow-on offering of 69,000,000 ADSs (including a full exercise by the underwriters of their over-allotment option) on March 8, 2019.

In June 2018, we completed an offering of 2.25% convertible senior notes in an aggregate principal amount of US$575 million. In November 2019, we completed an offering of 1.00% convertible senior notes in an aggregate principal amount of US$1,150 million. These convertible notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will mature on the fifth anniversary of their respective issuance dates. See “Item 8. Financial Information —B. Liquidity and Capital Resources —Convertible Notes.”

Our principal executive offices are located at 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522. Our telephone number at this address is +65 6270-8100. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States in connection with the registration statement on Form F-1 for our initial public offering is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, N.Y. 10168. Our agent for service of process in the United States in connection with the registration statement on Form F-3 is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Our website is www.seagroup.com.

B.	Business Overview

Our Mission

Our mission is to better the lives of the consumers and small businesses with technology.

Our Beliefs and Values

We have Three Core Beliefs:

●
Our people define us.    Sea shall be a place where talented people thrive at scale, enjoy freedom of ideas and achieve the unimaginable. It shall be a magnet for the smartest, the most creative and the most driven.

●	Our products and services differentiate us. We aspire to better every life we touch and make the world an ever more connected community through innovative products and services.

●	Our institution will outlast us. We strive to build an institution that will last for generations and evolve with time, and that is founded upon our core values.

These Five Core Values are Sea’s foundation:

●	We serve. Our customers are the sole arbiter of the value of our products and services. We strive to meet unmet needs and serve the underserved.

●	We adapt. Rapid change is the only constant in the digital age of ours. We embrace change, celebrate it and always strive to be a thought leader that influences it.

●	We run. We are in a constant race to success while grappling with rapidly shifting forces. We move faster, better and with more urgency every day.

●	We commit. Our work is our commitment. We commit to our values, institution, customers and partners. We commit to each other. Above all, we commit to doing the best we can and being the best we are.

●	We stay humble. We have traveled a long way from our humble beginning and yet, we never lose our humility in our continual quest for greater heights.

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

Overview

We believe we are the leading internet company in our region based on our number one market share by revenue in our region’s online game market, our number one market share by GMV and total orders in our region’s e-commerce market, and our position as a leading player in our region’s digital financial services market, each in 2019.

Sea has developed an integrated platform consisting of digital entertainment, e-commerce, and digital financial services, each localized to meet the unique characteristics of our markets. Our seven markets in Southeast Asia and Taiwan were estimated to have 600.8 million people and a GDP of US$3.6 trillion in 2019 according to the IMF World Economic Outlook Database. Our region is also one of the world’s fastest growing regions in terms of per capita GDP and, moreover, at the early stages of internet penetration. In addition, the Latin America region (including the Caribbean) was estimated to have 628.8 million people and a GDP of US$5.2 trillion in 2019 according to the IMF World Economic Outlook Database.  Many of our markets, including Southeast Asia, Latin America and India, are experiencing a generational transition to the new digital economy, with digital inclusion bringing consumers ever more closely to each other and online services, by leading internet business models such as our own. Our culturally rich and diverse markets observe a rise in traditionally underserved digital consumers, who require dedicated focus, resources, and respective local market knowledge.

Sea operates three key businesses—Garena, Shopee, and SeaMoney:

●
Our digital entertainment business, Garena, is a global game developer and publisher with a significant presence in Southeast Asia, Taiwan and Latin America and a global footprint. It was number one in market share in our region by revenue in the combined PC and mobile game market in 2019, as estimated by Newzoo and Niko Partners. Garena provides access to popular and engaging mobile and PC online games that we develop, curate and localize for each market. Free Fire, our first self-developed mobile game, was the most downloaded mobile game globally for the full year of 2019 across the Google Play and iOS App Stores combined, according to App Annie. Garena also exclusively licenses and publishes games developed by third parties. In addition, Garena provides access to other entertainment content, such as livestreaming of online gameplay, as well as social features, such as user chat and online forums. We believe we are the leader in esports in Southeast Asia, Taiwan and Brazil, which strengthens our game ecosystem and increases user engagement.

●
Our Shopee e-commerce platform was the largest e-commerce platform in our region in 2019 by GMV and total orders, according to Frost & Sullivan. Since its inception, Shopee has adopted a mobile-first approach and is a highly scalable marketplace platform that connects buyers and sellers. Shopee provides users with a convenient, safe and trusted shopping environment that is supported by integrated payment, logistics, fulfillment, and other value-added services. Our users enjoy the social nature of Shopee’s platform, where users can follow, rate, play micro-games with one another and easily browse for discovery to enhance their retail experience. We also empower sellers with various tools and support such as livestreaming and other value added services for them to better engage with their buyers. We monetize Shopee mainly by offering sellers paid advertising services, charging transaction based-fees, and charging sellers for certain value-added services. We also purchase products from manufacturers and third parties and sell them directly to buyers on our Shopee platform.

●
Our SeaMoney business is a leading digital financial services provider in our region in 2019, according to the International Data Corporation. SeaMoney currently offers e-wallet services, payment processing, credit related digital financial offerings, and other financial products. These services and products are offered in various markets in Southeast Asia under AirPay, ShopeePay, ShopeePayLater, and other digital financial services brands.

Each of our businesses provides a distinct and compelling value proposition to our users, and each also exhibits strong virtuous cycle dynamics, which we believe support our leadership position and provide a strong foundation for continued growth while creating barriers to entry for our competitors in our region.

We have achieved significant scale and growth since our founding. Our total revenue increased from US$414.2 million in 2017 to US$2,175.4 million in 2019, a CAGR of 129.2%. We had gross profit of US$87.3 million, US$14.8 million and US$604.9 million in 2017, 2018 and 2019, respectively. We incurred net losses of US$561.2 million, US$961.0 million and US$1,457.7 million in 2017, 2018 and 2019, respectively, due to our investments in expanding our businesses, in particular our e-commerce business. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Reporting” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Description of Certain Statement of Operations Items—Revenue” for a breakdown of our total revenues by category of activity and geographic market for each of the last three financial years.

Our Businesses

Garena Digital Entertainment Business

Garena, our digital entertainment business, primarily focuses on offering mobile and PC online games and developing mobile games for the global markets. It was number one in market share in our region by revenue in the online game market in 2019, as estimated by Newzoo and Niko Partners.

We began our digital entertainment business at our inception in 2009. We offer our users easy access to highly engaging and localized content online that we develop or license, as well as organize and sponsor exciting game activities online and offline. We focus on game development, curation, localization, operation, distribution, monetization, and payments, as well as user community building and esports activities. We also provide access to other entertainment content, such as livestreaming of gameplay as well as social features, such as user chat and online forums.

Our Games

Our games consist of self-developed game and games licensed from third party developers. We offer immersive games covering some of the most popular and engaging genres, such as battle royale games; multiplayer online battle arenas, or MOBAs; action role-playing games, or action RPGs; massively multiplayer online role-playing games, or MMORPGs; racing games and sports games. In most of these games, users play online in a virtual environment existing on network game servers that connect a large number of players simultaneously to interact with each other within the games.

Mobile games have gained popularity in our markets. Over the past three years, our mobile game business has seen rapid growth. In particular, we are the exclusive operator of Arena of Valor in our region, a mobile MOBA game developed by Tencent in collaboration with us, which has become one of the most popular games in our region.

In December 2017, we launched the first game that we developed entirely in-house, Free Fire, a mobile game of the battle royale genre. Free Fire has enabled us to grow globally beyond our traditional markets in Southeast Asia and Taiwan.  It is currently available on the Google Play and iOS App Stores in more than 130 markets. According to App Annie, Free Fire was the most downloaded mobile game globally for the full year of 2019. Since its launch, Free Fire has achieved more than 60 million peak DAUs. We plan to continue to expand our game development capabilities.

Game Players

We have a large and active user base for our online game business. The table below sets forth certain of our operating metrics for the periods indicated.

	For the three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
	(millions)
Game QAUs	271.6	310.5	321.1	354.7
Game QPUs	20.7	26.1	29.2	33.3

Our large user base as well as the team and social aspects of our games keep our game players engaged and also creates powerful network effects that further attract users to our games, resulting in a high barrier to entry for our competitors.

In-House Game Development

We develop mobile games that cater to the demands of highly diverse markets across the globe. Our game development capabilities are particularly strengthened by our experience and big data collected from running our self-developed game in global markets. Our game development studio in Shanghai now has more than 400 developers focused on enhancing Free Fire gameplay and building out our pipeline of self-developed games.

In January 2020, we acquired Phoenix Labs, an independent games development studio based in Canada. The acquisition is expected to further bolster Garena’s in-house content creation capabilities.

Third-Party Games Publishing

We also curate top third-party game content globally for publishing in our markets. Our market leadership and success in operating and customizing games for our local game players have helped us forge deep relationships with key international game developers in different parts of the world. Game developers choose us to operate their games in our markets because of our leading market position, strong reputation in the online game community, and successful track record of operating and popularizing games in our markets. We are therefore able to source high quality games from world class developers, many of whom work with us as their exclusive partner in our markets. We rely on our local knowledge and years of game operating experience to select games that will match changing user needs and genre preferences. We also believe that our large user base contributes to a virtuous cycle. As we attract more high quality game developers to partner with us, we are able to attract more users with a larger volume of high quality content.

We provide our game developer-partners access to a large user base in highly diverse markets across the globe, enabling our games to quickly become popular.  Our services to third party game developers include game launch and hosting, localization, marketing, distribution, monetization, integrated payment infrastructure, including access to our SeaMoney platform, and online and offline community building activities.

In particular, we localize licensed games to adapt to each market. We work with game developers to translate game content into local languages, revise game design to suit local preferences, and meet regulatory requirements for each jurisdiction. We also develop exclusive local content for particular markets to enhance game attractiveness to local audiences. Our content localization efforts entail continuing feedback loops with developers throughout the life of the games we operate.

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

We offer multiple methods for users to purchase in-game items, including through our SeaMoney platform, the Google Play Store and the iOS App Store payment gateways, other online payment gateways, bank transfers, credit cards, debit cards, mobile phone billing, and prepaid cards, including our own prepaid cards, which are sold through agents.

Esports

We believe that Garena is a leading catalyst of the growth of esports in our markets as we organize hundreds of esports events annually and operate the largest mobile-game professional league in Southeast Asia, Taiwan and Brazil. We organize esports competitions that range in size from relatively small-scale local tournaments to widely-publicized and promoted global esports events that rival the size of popular professional athletic events.

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

Marketing

We devise and execute marketing plans tailored for each market. We market our games through a combination of outdoor and print advertisements, television commercials as well as social media platforms and other online forums.

Shopee E-commerce Platform

Our Shopee e-commerce platform is a mobile-centric, social-focused marketplace with integrated payment and logistics infrastructure and comprehensive seller services. It is a highly scalable marketplace platform that provides users with a convenient, safe, and trusted shopping environment. Shopee was the largest e-commerce platform in our region in 2019 by GMV and total orders, according to Frost & Sullivan. According to App Annie, Shopee was the most downloaded app in the Shopping category in Southeast Asia and in Taiwan in 2019, across the Google Play and iOS App Stores combined.

Shopee provides users with a convenient, safe, and trusted shopping environment that is supported by integrated payment, logistics, fulfilment, and other value-added services. We monetize Shopee mainly by offering sellers paid advertising services, charging transaction based-fees, and charging sellers for certain value-added services.

Shopee’s marketplace model allows it to scale rapidly. In addition, we introduce many social and gamification elements into Shopee which we believe enables us to increase organic user acquisition, user retention and user time spent on our platform. The table below sets forth certain of our operating metrics for the periods indicated.

	For the three months ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
	(millions)
GMV (US$)	3,529.3	3,827.8	4,573.2	5,645.9
Orders	203.5	246.3	321.4	440.5

While we primarily operate as a marketplace, we also purchase some products from manufacturers or third parties directly and sell on our Shopee platform under our official store to meet buyers’ demand. Bulk purchasing and direct product sales for specific product categories also enable us to offer better product assortment and more competitive prices to our buyers.

Our Buyers

Our buyers are individuals and households who mainly purchase from sellers that are within the same market. Shopee also enables buyers to make cross-border purchases from selected sellers in China, Taiwan, South Korea, and other markets in Asia.

Our Sellers

Shopee sellers are primarily small and medium businesses, brands, large retailers as well as individuals, who view Shopee as an efficient and reliable way of managing the selling process while maximizing customer needs. On Shopee, each seller has an online storefront on which they list their products, communicate with buyers, and complete transactions. Our Shopee Mall hosts brands and large retailers, prominently features their distinct logos, and offers a premium shopping experience to a broad base of buyers.

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

Under “Service by Shopee,” we offer a range of value-added services to sellers, including inventory management, online store operations, and fulfillment services. Depending on sellers’ needs and preferences, we may help sellers manage inventory and fulfill orders from warehouses leased and operated by us, operate stores on our platform, or purchase products from sellers for reselling on our platform. “Service by Shopee” is currently available to sellers in our Southeast Asia and Taiwan markets.

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

●
Seller Verification.    Everyone that registers to become a seller on the Shopee platform is subject to our verification process and must agree to our standard terms of service before opening a seller account.

●
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

●
Shopee Guarantee.    We provide “Shopee Guarantee,” a free service to facilitate transactions on the Shopee platform. Under Shopee Guarantee, we hold payments made by buyers in certain designated Shopee Guarantee account held by us until the ordered products are received or deemed to have been received by the buyer. After this, we release the payment to the seller. If the purchased products are never delivered to or received by the buyer, we will return the funds to them. Shopee Guarantee is available for all transactions executed through the Shopee platform. We believe that Shopee Guarantee reduces settlement risks and improves transaction efficiency and security.

●
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

Integrated Logistics Services

Logistics is critical for the development of e-commerce in our markets since many of them have terrain that is difficult to navigate and underdeveloped infrastructure. The logistics service providers which we cooperate with include some of the largest and most reliable service providers in our markets. Because of the large amount of transactions from our platform, we are typically able to negotiate preferred terms with these service providers for our users. Although sellers are not required to use these service providers, they often choose to do so due to the reliable service quality and favorable pricing offered through us. We also provide last-mile delivery services, Shopee Xpress, to complement the existing capacities of the third-party logistics service providers in select metro areas of our markets. In certain markets, we have made strategic investments into local logistics partners in order to enhance our logistics services offerings to both buyers and sellers.

Moreover, on our Shopee platform, sellers and buyers can track the delivery status of their packages and provide feedback on logistics services. We evaluate and provide feedback to logistics service providers to improve the level of services provided to our users, including average delivery times.

Payment on Shopee

As transactions on Shopee are protected by Shopee Guarantee, buyers make payments to Shopee’s designated Shopee Guarantee account which are then released by Shopee to the sellers upon buyers’ receipt or deemed receipt of the goods. Depending on the market, sellers and buyers can choose from a number of payment options to complete transactions on Shopee, including our own e-wallet services, credit cards, bank transfers through ATM or over the internet, and cash payments upon delivery or at designated convenience stores. Shopee has already integrated its payment processing system with SeaMoney’s payment infrastructure in almost all of our markets.

Marketing and Promotions

We undertake both online and offline marketing efforts to maximize our brand awareness and attract new users. Our online efforts mainly include online advertisements through major web portals, search engines, and social media. Our online advertisements focus on promoting campaigns such as Shopee 9.9 Super Shopping Day, 11.11 Big Sale, and 12.12 Birthday Sale as well as attracting new users by promoting awareness of the convenience, cost effectiveness, and reliability of e-commerce and Shopee. Our offline marketing efforts include display advertisements in locations with high traffic and are carried out by our local teams. Moreover, we conduct targeted promotional campaigns to incentivize buyers and sellers to use our platform. We believe that our investment in marketing and promotions has contributed to our GMV and market share growth, which in turn strengthens our pricing power and enables us to monetize at higher rates.

Social and Gamification Features

As part of our strategy to enhance user engagement and social activity on the Shopee platform, we have introduced a number of innovative social and gamification features on Shopee, such as “Shopee Coins,” “Shopee Live,” “Shopee Games” and “Shopee Feed.” We believe these features allows us to increase our organic user acquisition.

Users can win “Shopee Coins” from making purchases, playing mini-games and participating in campaign activities and then use Shopee Coins to offset the cost of purchase from eligible sellers. Users may also earn additional Shopee Coins by inviting their friends to participate, which we believe further encourages social activity on the platform. “Shopee Live” allows buyers to watch livestreaming by sellers from their mobile phones in which sellers may promote their goods or conduct real-time engagement with buyers for potential sales or brand-building. “Shopee Games” are a variety of mini games that promote in-app interactions between fellow users through achieving individual or group rewards. This feature increases user engagement, interactions, and promotes positive user experiences on the platform. “Shopee Feed” allows users to continuously scroll through a lively ecosystem of multimedia listings where they can “like” or “comment” on as they discover popular items based on platform trends, new inventory from “followed” sellers, and their previous browsing categories.

Monetization

We have been focusing on building the scale and liquidity of our marketplace, and will increasingly focus on monetization as our GMV and market share continue to grow. We monetize Shopee mainly by offering sellers paid advertising services, charging transaction based-fees, and charging sellers for certain value-added services.

Revenue from Shopee also include revenue of products sold by us. We purchase products from manufacturers or third parties directly and sell on our Shopee platform under our official store to meet buyers’ demand for such products.

SeaMoney Digital Financial Services Business

SeaMoney, our digital financial services business, is a leading digital financial services provider in our region in 2019, according to the International Data Corporation. We began to offer digital financial services in 2014. In the fourth quarter of 2019, we introduced SeaMoney as the overall brand for our digital financial services business. SeaMoney currently offers e-wallet services, payment processing, credit related digital financial offerings, and other financial products. These services and products are offered in various markets in Southeast Asia under AirPay, ShopeePay, ShopeePayLater, and other digital financial services brands.

Throughout 2019, we worked on further integrating the e-wallet services of SeaMoney with our Shopee platform across different markets, to promote efficient growth of SeaMoney and to reduce payment friction for Shopee users. Moreover, we have been expanding the use cases of our e-wallet services outside of Sea’s platforms to include other online and offline merchants, along with a variety of third-party use cases. Third-party merchants currently include telecommunications companies, online and offline entertainment service providers such as game operators, movie theaters, and amusement parks, utility service providers, food delivery service providers, credit card issuers, banks, insurance companies, and car leasing companies. As we increase the number and type of merchants on the SeaMoney platform, we are able to offer mobile payment solutions for a wider range of products and services to meet the daily needs of our users and attract more users to the platform.

Leveraging on Shopee’s organic user base, wealth of high-quality data, strong on-platform demand and operational efficiency, we have also piloted consumer credit programs under ShopeePayLater to build up our credit assessment capabilities.

In addition, SeaMoney provides payment processing services to Shopee in almost all of our markets, which, depending on the operational arrangement in each specific market, may include payments from buyers to Shopee accounts under Shopee Guarantee as well as outgoing payments from Shopee accounts to Shopee seller accounts that are operationally handled by SeaMoney.

We mainly monetize our digital financial services by charging commissions to third-party merchants with respect to our e-wallet services, and by earning interests from borrowers with respect to our consumer credit business. Marketing of our SeaMoney products and services have been done through offline advertisements and in-app advertisements through our Shopee apps.

The financial services industry is heavily regulated and we are required to obtain and maintain certain licenses in the jurisdictions in which we provide financial services. As of the date of this annual report, we have obtained the licenses and governmental approvals necessary to provide electronic money services in Vietnam, Thailand, Indonesia, the Philippines and Malaysia, and to provide loans in Thailand and Indonesia. As we expand our digital financial services business to additional markets, we may need to obtain additional licenses and permits in order to comply with local laws. See “—Regulation” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may fail to obtain, maintain or renew the requisite licenses and approvals.”

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

Network Infrastructure

Our network infrastructure utilizes our private data centers and cloud services that are linked with high-speed networks. We have established local servers and infrastructure in many of our key markets to ensure faster connections and a seamless user experience. We have developed our architecture to work effectively in a flexible cloud environment that has a high degree of elasticity. Our automatic provisioning tools have enabled us to increase our storage and computing capacity in a short period of time in response to increasing demand for online game services. We operate at a scale that routinely delivers massive amounts of content to tens of millions of users across our platforms. We believe that this will represent the largest concurrent user capacity of all of our games. Our technology architecture has been designed to scale horizontally to accommodate the large amounts of data our network generates. This allows our distribution, operations, and payments teams to cooperate with each other and the product and research and development teams to design, deliver and share innovations.

Our proprietary network application protocols also ensure fast and reliable mobile communications under different network conditions. The aim is to provide a consistent user experience across different mobile and PC devices, operating systems, carriers, and network environments.

Data Analytics

Our infrastructure enables us to store and process large datasets and deploy our services to our users across a wide region. As our user base grows and the level of engagement and activities on our platforms increase, we will continue to expand our technology infrastructure to maintain and improve the quality of our user experience.

We process large volumes of data related to gameplay, e-commerce, and payment processing. Our proprietary multi-dimensional data analysis engine collates and structures our data in a variety of ways for use in ad-hoc analysis, real time in-line analysis, and standardized reports. Our data analysis generates visualized results that can be filtered according to numerous performance metrics, enabling us to locate key performance drivers and non-performing virtual items. Data mining generates invaluable insights on user needs, preferences, and behaviors, through which we improve our services and user experience, enhance effectiveness of cross-promotions, and discover opportunities for improving user retention and increasing user life-time value. Moreover, our data science technology serves various types of data-intensive computational needs, including high-volume batch processing and multi-variable and multi-dimensional real-time analytics. Data mining as well as transaction, payment, and behavioral data science capabilities are used extensively in numerous applications such as search, online marketing on our marketplaces, and credit profiling and risk management of our consumer loan business. We also make available some of our data analysis to our Shopee sellers, allowing them to easily review and analyze their selling histories to identify trends and efficiently manage their businesses through our system.

Online Games

We have developed a proprietary technology platform with strong data analysis capabilities that integrate and track every aspect of our online game business operations, including game redesign and localization, distribution, payment channel management, user research, virtual goods merchandizing, marketing, cross-promotion, and game services.

We use sophisticated algorithms to determine the likelihood of user engagement with specific content recommendations and we use this data to match the most relevant content to each of our users based on the user’s profile and game play history. Moreover, our servers and the software development kit (SDK) modules embedded in our mobile game applications jointly support various functions within our games, including analysis of user and game data, central management of user accounts, account security, payment gateway connectivity, user communication, social connectivity, and cross-promotion functions.

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

Digital Financial Services

We strive to continually improve our digital financial services technology, including our e-wallet and payment processing technology, to enhance the customer experience and to increase efficiency, reliability, and security. A substantial portion of our development efforts are focused on creating specialized software that enhances our internet-based customer functionality and we have developed intuitive user interfaces, customer tools, and transaction processing, database and network applications that help our users to reliably and securely complete transactions on our sites.

With a view to managing our incremental technology costs, our payment processing services rely on the same technological infrastructure as our online games and e-commerce services, which is scalable and customizable. Our payment processing platform consists of a database, a processing system, and interfaces for consumers, content providers, telecommunications service providers and distribution partners. The interfaces are connected to the processing system through secure protocols, namely secure sockets layer (SSL), and transmission control protocol / internet protocol (TCP/IP). In order to ensure system security, we have implemented firewalls to protect our internal network from unauthorized access, with a demilitarized zone (DMZ) to prevent any malicious attacks.

Our integrated application programming interface (API) enables the content providers, telecommunications service providers and online merchants, respectively, to verify the authenticity of e-vouchers that we issue. We use a platform for global credit card payment processing and domestic alternate payment processing.

Customer Service

We have a dedicated customer service team. We believe our customer service team is well-trained in assisting our users with issues they encounter on our platforms, gathering feedback on how to improve our services and receiving user complaints and suggestions. Moreover, we have adopted systematic internal procedures to quickly respond to and resolve customer complaints.

Intellectual Property

Our business is based significantly on the acquisition, creation, use, and protection of intellectual property. Some of the intellectual property is in the form of software codes, patented technology, and trade secrets that we license from game developers, or that we created to localize the games and to enable them to run properly on multiple platforms. We also create audio-visual elements, including graphics, music, story lines, and interface designs, which are sometimes required during the localization process. Free Fire, our self-developed game, is one of our key intellectual properties. Other forms of this intellectual property include the technology and know-how that we developed and use to operate our e-commerce and payment products. As of December 31, 2019, we had approximately 250 registered trademarks, 80 registered copyrights, and applications for the registration of 140 trademarks.

We believe the protection of our trademarks, copyrights, domain names, trade names, trade secrets, patents, and other proprietary rights is critical to our business and we protect our intellectual property rights in various jurisdictions by relying on local laws and contractual restrictions. More specifically, we rely on a combination of trademark, fair trade practice, copyright, and trade secret protection laws, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. Moreover, we enter into confidentiality, proprietary rights assignment, non-compete, and non-assignment agreements with our employees, and have confidentiality arrangements with our business partners. We also actively engage in monitoring and enforcement activities with respect to infringing uses of our intellectual property by third parties.

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of the intellectual property created by or licensed to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to protect our intellectual property rights.” Also, we cannot be certain that the products and content on our platforms do not or will not infringe on the valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be subject to risks related to litigation and regulatory proceedings.”

Competition

Each of the online game, e-commerce, and e-wallet industries in our markets is highly fragmented. We face competition in each of our lines of business in each market where we operate. Some of our competitors may have greater access to capital markets, more financial and other resources, and a longer operating history than we do.

Online Games

We compete on the basis of a number of factors, including user base, game portfolio, quality of user experience, brand awareness, and reputation, relationships with game developers and access to distribution and payment channels. Our competitors for publishing primarily include companies with a presence in just one or a few of our markets, as well as other global platforms and self-publishing game developers. Our competitors for game development include global developers.

E-commerce

We face competition principally from regional players that operate across several markets and global players that expand into our markets by building local platforms or making their existing platforms accessible to users in our markets. We also face competition from single-market players. We compete to attract, engage, and retain buyers based on the variety and value of products and services listed on our marketplaces, overall user experience and convenience, online communication tools, integration with mobile and networking applications and tools, quality of mobile applications, and availability of payment settlement and logistics services. We also compete to attract and retain sellers based on the number and engagement of buyers, the effectiveness and value of the marketing services we offer, commission rates, and the usefulness of the services we provide, including data and analytics for potential buyer targeting, cloud computing services, and the availability of support services including payment settlement and logistics services.

Digital Financial Services

SeaMoney competes primarily with existing online and offline payment service providers, including, among others, other e-wallet service providers. SeaMoney competes with these companies primarily on the basis of network size, transaction processing speed, convenience, accessibility, reliability, and price. We believe that strengths across the e-commerce and digital entertainment businesses position us very well to grow our digital financial businesses and SeaMoney has a significant competitive advantage because of the strong demand in our markets for seamless convenient forms of mobile payments with the continued development of the digital economy in the region.

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

Indonesia

Regulations on Foreign Investment

The Law No. 25 of 2007 regarding Investment issued on April 26, 2007, or the Indonesia Investment Law, states that all business sectors or business types are open to foreign investment, except those over which the Indonesian government has expressly prohibited or restricted from foreign investment. Under the Indonesia Investment Law and the Negative Investment List promulgated by the Indonesian government applicable at the time of establishment of our Indonesia operating entities, foreign investors can own up to 100% of the equity in game distribution and e-commerce marketplace businesses in Indonesia. We have obtained the investment in-principle license and the business license required for foreign investment companies engaging in game distribution and e-commerce marketplace businesses in Indonesia issued by the Indonesian Investment Coordinating Board. In addition, Indonesian investment laws render void any agreements containing statements by Indonesian shareholders that they hold shares in an Indonesian company for the benefit of a foreign beneficiary.

Regulations on the Use of Rupiah

On June 28, 2011, the government of Indonesia enacted Law No. 7 of 2011 on Currency, or the Indonesia Currency Law, which took immediate effect. Furthermore, on March 31, 2015, Bank Indonesia enacted Bank Indonesia Regulation No. 17/3/PBI/2015 on the Mandatory Use of Indonesian Rupiah within the Territory of the Republic of Indonesia, or the Indonesia Currency Law Implementation Regulations. Bank Indonesia also enacted Bank Indonesia Circular Letter No. 17/11/DKSP on June 1, 2015 as the implementing guideline to the Indonesia Currency Law Implementation Regulations. The implementation rules of the Indonesia Currency Law require the use of Indonesian Rupiah for all transactions conducted within Indonesia, including transactions for payment, settlement of obligations and other financial transactions, except for certain exemptions provided under the Indonesia Currency Law Implementation Regulations. Failures to comply with any provisions under the Indonesia Currency Law Implementation Regulations may subject the person to administrative, criminal or monetary sanctions of up to IDR1 billion (US$71,937).

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

Regulations on E-commerce

General Regulation on E-Commerce

On November 25, 2019, the Indonesian government enacted Government Regulation No. 80 of 2019 on Commerce through Electronic Systems, or the E-commerce Regulation. This regulation governs not only the restrictions and requirements for e-commerce sellers, but also e-commerce platform providers and intermediary service providers. See below for more details about the liability of platform providers and intermediary service providers under the E-commerce Regulation. Further, this regulation also regulates, among others, e-contracts, online advertisements and personal data protection in the e-commerce sector. This regulation governs local e-commerce sellers, as well as foreign e-commerce sellers if they actively provide their services to Indonesian consumers.

Control of Internet Websites Containing Negative Content

Pursuant to MOCIT Regulation No. 19 of 2014 on Controlling Internet Websites Containing Negative Content, or the Negative Content Regulation, an internet website is not permitted to display negative content, which includes pornographic content and other illegal activities that offends public decency, involves gambling, humiliation, extortion, or defamation, contains misleading information, or intends to incite violence against an individual and/or a particular ethnic, religious, or racial group. Internet websites containing negative content will be included in the Trust-Positive List maintained by the government. Once included, internet service providers in Indonesia are obligated by the government to block access to such websites. Upon removal of the negative content, the internet website owner or the public may petition the government to lift the block on the website.

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

An e-commerce marketplace is required to provide terms that clearly set out the types of content that can be uploaded by merchants onto the e-commerce marketplace, and to actively evaluate and monitor various commercial activities carried out by its users or merchants. An e-commerce marketplace is also required to remove, delete and block any banned content that are discovered through its monitoring activities or reported by the e-commerce marketplace users. Online merchants will be held responsible for all uploaded content that contravene the terms and conditions that have been established by the e-commerce marketplace.

Following the above circular letter, the limitation of liability for e-commerce platform providers are further stipulated in the E-commerce Regulation. The E-commerce Regulation discharges an e-commerce platform provider and intermediary service provider from any liability for any illegal third-party content found on their platform if the relevant provider has acted expeditiously to remove or disable access to such content after being aware of its existence. However, the E-commerce Regulation does not provide any clear criteria of an expeditious response. As for an intermediary service provider, it will also be discharged from any liability for illegal content if such provider is acting as mere conduit, caching, hosting and search engine providers.

As implementation of the amendment to the Electronic Information and Transaction Law in 2016, starting in January 3, 2018, MOCIT has deployed a new team to monitor negative content on a website which employs automated web-crawlers. If we fail to employ active monitoring measures or to act in a timely or effective manner in response to user reports relating to listings or sales of negative or illegal content on the Shopee e-commerce marketplace, we may be subject to sanctions in the form of a temporary or permanent block.

Regulations on Personal Data Protection and Information Security

In December 2016, MOCIT enacted MOCIT Regulation No. 20 of 2016 on Personal Data Protection, or the Personal Data Protection Regulation. In October 2019, the Indonesian government enacted Government Regulation No. 71 of 2019 on the Provision of Electronic System and Transactions, or the Electronic System Regulation. Both regulations set out the rules governing the protection of personal data that are stored in electronic form. The regulations require any action taken in relation to personal data, including acquisition, processing, storage, transfer, disclosure and access, and erasure, to secure prior consent of the owner of such personal data. Further, under the Personal Data Protection Regulation, the electronic system providers are imposed with a comprehensive set of obligations, including: (i) certification of their electronic systems, (ii) adoption of internal data protection policies, (iii) provision of the option to the owner of personal data to choose whether or not such personal data may be used and/or revealed to third parties, (iv) using legal software, (v) designation of dedicated contact person for data protection matters, and (vi) pre and post notification to MOCIT for overseas transfer of personal data.

The Electronic System Regulation clarifies the data localization requirement by specifying that such requirement applies only to “public electronic systems providers” (i.e. central and regional executive, legislative, judicative bodies and any other bodies established pursuant to a statutory mandate, and entities appointed by the public bodies to operate electronic systems on their behalf). Meanwhile, a private provider can choose whether to process and/or host its electronic systems and data onshore or offshore. Regardless of the location, such provider must ensure that its electronic systems and data are accessible to the authority. However, this flexibility does not apply to a private operator in the banking and financial services sectors.

The Electronic System Regulation also elaborates the right of a data subject to request the removal of any data pertaining to them that are no longer relevant, which is popularly known as “the right to be forgotten.” There are two types of the right to be forgotten, which is the right to erasure and the right to delisting. The latter can only be requested based on a court’s order.

Electronic system providers are also required to notify the personal data owner in the case of any breach involving his/her personal data no later than 14 days subsequent to the occurrence of the breach. If we fail to comply with the Electronic System Regulation or Personal Data Protection Regulation, we may be subject to sanctions in the form of warnings or written reprimands, temporary suspensions, or may be blacklisted.

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

In addition to the above, the E-commerce Regulation also requires an e-commerce business operator to provide certain customer service mechanism for its consumers and resolve any report of damages by its consumers to the Ministry of Trade. Merchants and e-commerce platform providers are also required to give their consumers at least two days to return the purchased goods and/or services or to carry out a cancellation, starting from the time when the goods and/or service is received by the consumer. However, the return of goods and/or services or cancellation may only be conducted if such return or cancellation fulfils certain criteria, among others, if the goods and/or service is damaged or has expired. E-commerce platform providers are also required to provide a refund mechanism for cancellation of a purchase. Failure to comply with the aforementioned requirements may result in administrative sanctions ranging from written reprimands to revocation of the business license.

Regulations on Electronic Money and Electronic Wallet

Under the prevailing Indonesian laws and regulations, electronic money and electronic wallet are classified into different categories. Electronic money or e-money is defined as a payment instrument (i) issued on the basis of the value of money deposited in advance to the e-money issuer, (ii) where the value of the money is stored electronically in a server or a chip, and (iii) where the value of the e-money managed by the issuer will not be considered as savings under the banking regulations. Pursuant to the issuance of Bank Indonesia Regulation No. 20 of 2018 on Electronic Money or the E-money Regulation, Bank Indonesia recognizes two types of e-money systems: namely (i) closed loop systems, where the e-money can only be used as a payment instrument for goods and/or services provided by the e-money issuer, and (ii) open loop systems, where the e-money can be used as a payment instrument for goods and/or services provided by third party providers.

An e-money issuer is required to obtain a license from Bank Indonesia, except if such e-money issuer provides a closed loop e-money system and the floating funds issued by such issuer is less than IDR1 billion (US$71,937). Upon obtaining the license, an e-money issuer may offer features such as user registration, deposit top-up, transaction and bills payment and cash withdrawal. Unregistered users can deposit up to IDR2 million (US$144) in e-money value, whilst registered users may deposit and use up to IDR10 million (US$719). An e-money issuer can add a fund transfer feature by obtaining a separate license from Bank Indonesia. We currently have the e-money license in Indonesia.

With regard to electronic wallet or e-wallet, Bank Indonesia is of the view that e-wallet have different functionalities from e-money, in that, it is not only a payment instrument, but also a feature to store a user’s payment instrument information (e.g. debit card, credit card, and/or e-money). An e-wallet user can deposit up to IDR10 million (US$719) to its e-wallet, which can be used for any payment transactions.

With respect to reporting obligations, both e-money issuers and e-wallet providers are obliged to submit periodical and incidental reports to Bank Indonesia. The periodical reports consist of daily, monthly and annual reports, as well as a tri-annual report on the result of independent audit result on information system. Incidental reports include report of any problems in the payment transaction processing, change of capital and shareholding, and force majeure events. Any failure to comply with the regulations governing e-money and e-wallet businesses may result in reprimands and monetary fines; and, depending on the severity of the non-compliance, may also result in temporary suspension of activities and/or revocation of the relevant license.

Regulations on Online Lending

Online lending in Indonesia is divided into two categories, namely off-balance sheet and on-balance sheet. Whilst online on-balance sheet lending businesses are still subject to the financing company regulations that are applicable to its offline counterparts, online off-balance sheet lending or peer-to-peer lending is regulated specifically under the Financial Services Authority (Otoritas Jasa Keuangan/OJK) Regulation No. 77/POJK.01/2016 of 2016 on Lending and Borrowing Services based on Information Technology or Peer-to-peer Lending Regulation. We have the requisite license to conduct the lending business we currently do in Indonesia.

Regulations on Intellectual Property Rights

Trademark and Geographical Indication Law

Before the end of 2016, the Indonesian House of Representatives enacted the Law No. 20 of 2016 on Trademark and Geographical Indication, or the Trademark and Geographical Indication Law. The new Trademark and Geographical Indication Law has expended the scope of trademark protection and adopted the Madrid Protocol provisions for trademark registration in our Indonesian entities.

The Trademark and Geographical Indication Law shortened the trademark registration process from 12 to 18 months to eight months. In addition, the Trademark and Geographical Indication Law recognizes two types of international trademark registration application under the framework of Madrid Protocol: an application originating from Indonesia to an International Bureau which is filed through the Directorate General of Intellectual Properties under the Minister of Law and Human Rights, or an application addressed to Indonesia as the receiving office from an International Bureau. To be able to file an application in Indonesia for the international registration of a trademark through the Madrid Protocol, the applicant either must have applied for registration of the trademark in Indonesia or already owns the trademark in Indonesia.

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

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

Prevention and Eradication of Money Laundering

Law No. 8 of 2010 on Prevention and Eradication of Money Laundering regulates the types of transactions which are required to be reported to the Indonesian Financial Transaction Reports and Analysis Center, or PPATK, and the entities responsible to report such transactions. Under this law, any party who conceals or disguises the origin, source, location, allocation, assignment, or actual ownership or assets known or reasonably suspected to be proceeds of crimes may subject to monetary sanction of up to IDR5 billion (US$359,686) imprisonment of up to 20 years. Financial service providers must comply with know-your-customer principles and report suspicious financial transactions that it believes is related to money laundering to the PPATK. The reporting party is required to report to PPATK any suspicious financial transactions, and any transaction entered into with its customers having a minimum amount of IDR500 million (US$35,969), or an equivalent value in other currencies, and/or any financial transaction involving the transfer of funds from and to other countries, no later than 14 business days after the transaction is conducted.

Failure to submit the report may subject the reporting party to administrative sanction(s) which will be imposed by the supervisory and regulatory body in the form of a warning letter, public announcement on the action or sanction and/or an administrative penalty.

Prevention and Eradication of Terrorism Financing

Law No. 9 of 2013 on the Prevention and Eradication of Terrorism Financing was enacted in order to prevent the funding of terrorists. Under this regulation, an act of terrorism financing is defined as direct and/or indirect acts in order to provide, collect, grant, or loan funds to persons that knowingly would use the funds to conduct terrorist acts. Companies that fund terrorism in Indonesia may face large monetary fines, have their assets seized and their permits revoked. Moreover, such companies may also be dismantled or expropriated by the government. Financial service providers must comply with know-your-customer principles and report suspicious financial transactions that it believes is related to terrorism to the PPATK. Failure to do so will result in fines of up to IDR1 billion (US$71,937). Financial service providers that provide fund transfer services must also request the sender of funds to present identification and information explaining the purpose of the fund transfer and must keep a record of all transactions for at least five years. Funds of the alleged financers of terrorism may be frozen upon the request of the PPATK, investigators, public prosecutors, a judge, and other legally designated parties.

Regulations on Labor

On March 25, 2003, the House of Representatives enacted Law No. 13 of 2003 on Manpower, or the Indonesia Manpower Law. Under the Indonesia Manpower Law, we are not allowed to pay our employee wages below the minimum wage stipulated annually by the relevant provincial, regency or municipal government. The minimum wage is set in accordance with the need for a decent standard of living, taking into consideration the productivity and growth of the economy. If we fail to abide by requisite minimum wage regulations in the Indonesia Manpower Law, our directors may be liable to a term of imprisonment of no less than one year and up to four years. Moreover, we may also be subject to a fine of up to IDR400 million (US$28,775).

Indonesia has adopted social protection and social welfare programs for employees who are working in Indonesia under Law No. 24 of 2011 on the Social Security Agency, or the Indonesia Social Security Agency Law. The Indonesia Social Security Agency Law establishes two social welfare programs, namely, the healthcare social security insurance and employment social security. Employment social security covers workers compensation, pensions and life insurance. Under the Indonesia Social Security Agency Law, an employer is required to register itself and its employees as employment social security participants. If an employer fails to comply with this obligation, it will be subject to a written warning, fines and/or exclusion from certain public services. The Indonesia Social Security Agency Law further stipulates that an employer that violates its obligation to provide the requisite financial contributions to healthcare social security insurance and employment social security will be subject to up to eight years of imprisonment and fines of IDR1 billion (US$71,937). In addition, every person, including foreign nationals, who is employed for at least six months in Indonesia, must participate in the social security programs in Indonesia.

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

In case of being deemed non-compliant with the above-mentioned laws and regulations, the Taiwan authorities may take a range of actions, including:

●	imposing fines between NT$120,000 (US$4,012) and NT$25,000,000 (US$835,841) and further fines if the non-compliance is not rectified as ordered;

●	ordering the violator to reduce any direct or indirect ownership or control by PRC investors;

●	requesting the violator to divest some or all of its investment or control in its invested entities in Taiwan;

●	suspending the rights of shareholders; and

●	discontinuing the operations, and revoking the business licenses of its invested entities in Taiwan.

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

Financial Support Provided by Offshore Entities

According to the Statute for Investment by Foreign Nationals, last amended on November 19, 1997, offshore entities can provide loans for a period less than one year to any Taiwanese companies that such offshore entities do not hold any equity interest in without any approval from government authorities, subject to certain foreign exchange approval requirements in connection with the remittance of foreign currency in excess of certain amount by Taiwanese entities. There is no maximum limitation on the amount of loans a Taiwanese company may receive from an offshore entity. Moreover, based on current laws and regulations, there is generally no limitation on guarantees made by an offshore entity to a Taiwanese company.

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

Intellectual property rights are protected primarily through the Copyright Act (last amended on May 1, 2019), the Patent Act (last amended on May 1, 2019), the Trademark Act (last amended on November 30, 2016) and the Trade Secrets Act (promulgated on January 15, 2020) in Taiwan.

Regulations on Imported Games and Game Operations

Operations of online games are regulated by the Regulations on the Rating of Game Software, last amended on May 23, 2019. Game operating companies and agents of game software need to clearly label the rating and warning language on the packaging or webpages of the game according to the rating system under the regulations and register the rating level and plot of such game software in the database of the competent authority to allow for rating level searches prior to the earliest date on which the game is made available for public purchase. In the event the rating level of a game is not labeled properly according to the relevant regulations, the game operating company or agent may be subject to fines, and may be subject to repeated penalties if such non-compliance is not rectified within the stipulated periods.

In addition, according to the Recording of Matters in the Standard Contracts of Online Games promulgated by the Executive Yuan on December 13, 2007 and last amended on October 8, 2018, game operating companies need to label the following information on their game websites and the packaging of their games: (i) the rating level and the age groups that are prohibited or suitable for the game, (ii) the minimum system requirements for running the game, (iii) payment information for safety systems provided within the online games (if any), and (iv) information and certain warning language regarding in-game activities, rewards and prizes.

Regulations on E-commerce

As there are no specific regulations in Taiwan governing e-commerce businesses, operation of e-commerce in Taiwan is regulated by a number of legislations, such as Personal Data Protection Act, the Act Governing Electronic Payment Institutions, and Consumer Protection Act. See “—Regulations on E-payment Services” and “—Regulations on Data Protection and Information Security” below. The regulation on e-commerce by Consumer Protection Act is generally implemented through the Recording of Matters in the Standard Contracts of Retail Business and Other Online Transactions. According to the Recording of Matters in the Standard Contracts of Retail Business and Other Online Transactions, last amended on July 15, 2016, online retail business is required to present certain information on their website, such as product information, delivery method and location, and mechanism for resolution of consumer disputes.

Regulations on E-payment Services

Under the Act Governing Electronic Payment Institutions promulgated on February 4, 2015, effective as of May 3, 2015 and last amended on January 31, 2018, an “electronic payment institution” means a company approved by the competent authority to accept, through a network or electronic payment platform, the registration and opening of accounts by users to keeps track of their deposit and transfer records, and also uses electronic equipment to convey the receipt or payment information to engage in certain e-commerce businesses in the capacity of an intermediary between payers and recipients, including the following businesses: (i) collecting and making payments for real transactions as an agent, (ii) accepting deposits of funds as stored value funds, (iii) transferring funds between e-payment accounts, and (iv) other businesses approved by the competent authority. However, a company which only engages in the business of collecting and making payments for real transactions as an agent and the total balance of funds it collects/pays and keeps does not exceed NT$1 billion (US$33.4 million) in the average daily amount of a year is not considered an electronic payment institution. If the total balance of funds such company collects/pays exceed NT$1 billion (US$33.4 million) in the average daily amount of a year, such company shall apply for certain license to qualify as an electronic payment institution.

Regulations on Data Protection and Information Security

The main regulation governing the protection of personal data in Taiwan is the Personal Data Protection Act, last amended on December 30, 2015. The Personal Data Protection Act governs the collection, processing and use of personal information in order to prevent abuse of personal data by other parties. Companies that seek to collect, process and use personal information need to disclose the name of the party collecting the personal information and the purpose of collecting the personal information subject to the user’s consent, as appropriate. Data subjects should also be informed of their rights under the Personal Data Protection Act and how they can exercise such rights. Our digital entertainment and e-commerce businesses are required to comply with the Personal Data Protection Act while collecting, processing and using the personal information of our users. Failure to comply with the Personal Data Protection Act will give rise to fines and criminal liability.

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

Regulations on Labor

According to the Labor Standards Act of Taiwan, last amended on June 19, 2019, employers are not allowed to terminate employment contracts without cause. Further, the mere transfer of ownership of a company is not sufficient grounds for laying-off employees. Only when the employer is to be dissolved due to transactions under the Business Mergers and Acquisitions Act can such employer terminate the employment agreements with the employees that are not offered employment by the surviving or assigned company. Under the Labor Standards Act and the Labor Pension Act of Taiwan, employers are required to contribute no less than 6% of an employee’s monthly salary into a specific account as part of the employee’s pension. Under the Labor Insurance Act of Taiwan, employers should withhold and pay for certain statutory percentages of the labor insurance premiums for employees aged between 15 and 65. In addition, under the National Health Insurance Act of Taiwan, employers are required to pay for a certain statutory percentage of the employees’ health insurance premium.

Vietnam

Regulations on Foreign Investment

Foreign investment into Vietnam is regulated by both domestic legislation and international agreements, with the primary regulations being the Law on Investment and Vietnam’s WTO commitments. Foreign investment is generally divided into three categories: unrestricted, restricted, and prohibited. With respect to the “restricted” category, restrictions can take the form of a specific foreign ownership ceiling in a foreign-invested company, a general requirement to enter into a joint venture with a Vietnamese party with no mandated maximum foreign ownership ceiling, or the requirement to obtain certain government approvals for foreign ownership with respect to the industries that the Vietnam government has not committed to opening to foreign investment. For example, foreign ownership in companies engaging in online game business may not exceed 49%, and companies with foreign ownership engaging in e-payment or e-commerce business have to obtain certain government approvals. We have obtained approvals from competent authorities of Vietnam for direct ownership of equity interests in our online game, e-commerce and e-payment businesses as a foreign investor, including approval for 100% direct ownership in our e-commerce business.

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

Regulations on Dividend Distributions

In Vietnam, a company is allowed to pay dividends at the end of a financial year if its business operation in the financial year is profitable, and after it has settled all of its outstanding tax obligations, provided that the payment of the dividends will not result in the company being unable to discharge its debts and other liabilities.

Regulations on Imported Games and Game Operations

According to Circular No.34/2013/TT-BCT, games are permitted to be imported into Vietnam. With regard to the publication of games, including electronic games, Vietnam’s WTO commitments allow foreign investors to provide electronic games only through a business cooperation contract or a joint venture company with a Vietnamese partner which is licensed to provide electronic games. Foreign investment into the joint venture company generally shall not exceed 49%. See “—Regulations on Foreign Investment” above.

The operation of electronic games is mainly governed by Decree No. 72/2013/ND-CP, which regulates the management, provision and use of internet services and online information, and Circular No. 24/2014/TT-BTTTT of which several provisions are amended and supplemented by Decree No. 27/2018/ND-CP and Decree No. 150/2018/ND-CP, which provide further guidance to Decree No.72/2013/ND-CP. These regulations divide electronic games into the following categories: G1 games (simultaneous interactions among various players via a game server), G2 games (simultaneous interactions only between players and a game server), G3 games (simultaneous interactions among various players but no interactions between players and a game server), and G4 games (those downloaded from a network with no interaction among players or between players and the game server). Companies may operate G1 games after obtaining a License to Provide Game Services and, for each game the company offers, it also needs to obtain a Decision to Approve Game Content issued by the Ministry of Information and Communications of Vietnam. Companies may operate G2, G3 and G4 games after obtaining a Certificate of Registration of Game Service Provision and, for each game the company offers, it also needs to obtain an Acknowledgement of Announcement of Service Provision issued by the Agency of Broadcasting and Electronic Information.

Regulations on E-commerce

E-commerce businesses are mainly governed by the Law on E-Transactions, Decree No.52/2013/ND-CP, or Decree 52, Circular 47/2014/TT-BCT, or Circular 47, and Circular No.59/2015/TT-BCT, or Circular 59.

According to Decree 52 and Circular 47, companies that own e-commerce direct sale websites must notify the Ministry of Industry and Trade of Vietnam of their establishment. Companies that own e-commerce service provision websites, including e-commerce marketplace, online auction websites, and online promotion websites, must register with the Ministry of Industry and Trade for the establishment of such e-commerce platforms.

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

Regulations on Data Protection and Information Security

Vietnam does not have a comprehensive data protection law. Instead, data protection provisions are prescribed across various legislation, which include the Vietnam Civil Code, the Law on Protection of Consumers’ Rights, the Law on Information Technology, the Law on E-commerce, etc. which are all issued by the National Assembly of Vietnam. While there is no unified definition, personal data may generally be defined as information that is adequate to accurately identify a data subject, covering at least one of the following types of information: full name, date of birth, ID number/passport number, profession, title, contact address, e-mail address, and telephone number. A subject’s right to privacy is protected by laws. Any collection, publication, processing, transfer to a third party or any other use of a subject’s personal information may require the consent of such subject.

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

In order for certain intellectual property rights to be recognized and enforceable in Vietnam, intellectual property owners must register those rights. Copyrights will be registered with the Department of Copyright of Vietnam (COV) but the registration is not compulsory. As a member of Bern Convention, all copyrights will be protected automatically. Industrial property, such as patents, trademarks (except for well-known trademarks) and industrial design, must be registered with the National Office of Intellectual Property of Vietnam (NOIP) in order to be protected in Vietnam. A well-known trademark may be protected based on the use without registration. From November 1, 2019, the agreement of trademark license is not required to register with NOIP in order to have the validity with third party.

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

The Department of Anti-Money Laundering established under the State Bank of Vietnam monitors and regulates Vietnam’s anti-money laundering regime. Entities subject to the anti-money laundering regime must report certain transactions to the Department of Anti-Money Laundering, including high-value transactions of no less than 300 million Vietnamese dong (US$13,378), suspicious transactions, and transactions involving companies or individuals in the countries and territories on the “black list” published by the Ministry of Public Security. Moreover, apart from the know-your-customer procedures required by Vietnamese law, entities subject to the anti-money laundering regime must perform an enhanced due diligence investigation on high-risk parties, which includes foreign individuals on the list of “politically influenced persons” provided by the State Bank of Vietnam or individuals or entities conducting transactions using new technologies that enable such persons to conduct transactions without meeting in person with a member or staff of the reporting subjects.

Regulations on Labor

Vietnam’s Labor Code, along with a number of guiding instruments, regulates the relationship between employers and employees in Vietnam, including both Vietnamese nationals and expatriates. It specifies that an employment contract must be made in writing. Pursuant to Labor Code 2012, there are broadly three types of labor contracts: indefinite term contracts, fixed term contracts, and temporary or seasonal contracts. However, in accordance with the new Labor Code 2019, effective January 1, 2021, there will be only two types of labor contracts, namely indefinite term and definite term contracts. An employer is only permitted to offer two consecutive fixed term contracts, subsequent to which the employment contract must be an indefinite term contract.

Vietnam has a particularly employee friendly labor law regime. Employees are entitled to statutory benefits payable by the employer, including health, social and unemployment insurance. Since 2009, unemployment insurance replaced the employer’s compensation of severance to an employee upon the termination of employment. Moreover, non-compete, non-solicitation and any other labor contract clauses which may be deemed to interfere in a person’s right to seek employment are difficult, if not impossible, to enforce.

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

We have obtained an approval to operate nano finance business and provide nano financing to selected AirPay counters in Thailand. Our nano finance business is subject to certain restrictions imposed by the Bank of Thailand, the government authority overseeing nano finance businesses. The Bank of Thailand promulgated the Notification No. SorNorSor 1/2558 Regarding the Rules, Procedures and Conditions for the Operation of Nano Finance Businesses. Under such notification, operators of nano finance businesses should take into account the borrower’s ability to repay the loan (which is unsecured) and consider a credit limit for each borrower. The maximum credit limit shall not exceed THB100,000 (US$3,361), and the interest rate, together with fees and penalties, shall not exceed 36% per annum. In addition, the nano finance business operator shall maintain a debt-to-equity ratio of seven times or less throughout its operation.

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

According to the Notification of the Bank of Thailand No. SorNorSor 2/2562 (2019), the Bank of Thailand, as the competent authority under the Supervised Personal Loan Notification, requires that the credit limit for personal loans should not exceed one and a half or five times the average monthly income of the borrower or the average monthly balance in the borrower’s deposit account, in the case where the average income is below or over THB 30,000 (US$1,008) a month respectively, at a financial institution for the six month period immediately before the date on which the personal loan is granted. Moreover, the interest rate for personal loans, together with fees and penalties, shall not exceed 28% per annum.

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

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

The key regulation for anti-money laundering and counter-terrorist financing is the Money Laundering Prevention and Suppression Act, B.E. 2542 (1999), as amended, which imposes reporting obligations for any transactions that reach certain thresholds which vary depending on the type of transactions involved. Personal loan business operators are also subject to know-your-customer measures for every transaction, while e-payment and e-money business operators are required to apply the know-your-client measures when the value of transaction(s) is (i) THB 500,000 (US$16,807) or more for any single bill payment, (ii) THB 50,000 (US$1,681) or more for any e-money or electronic money transfer, or (iii) THB 100,000 (US$3,361) or more for other single or cumulative transactions. In addition, any e-payment service business needs to have procedures relating to customer due diligence in place to ensure that its services are not being used by members of groups identified as terrorists by the United Nations Security Council Resolutions.

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

Regulations on Personal Data Protection

On May 28, 2019, the Personal Data Protection Act B.E. 2562 (2019) become effective, except that Chapter 2 (Personal Data Protection), Chapter 3 (Rights of the Data Subject), Chapter 5 (Complaints), Chapter 6 (Civil Liability) and Chapter 8 (Penalties) of such law will become effective from May 27, 2020. Personal data collected from our conduct of businesses fall within the scope of the Personal Data Protection Act.

The Personal Data Protection Act applies to the collection and processing of personal data, including but not limited to the collection, use, disclosure or transfer by a data controller or a data processor. As the law has extraterritorial enforcement, data controllers and data processors both in and outside of Thailand may be subject to this regulation.

In addition, data controllers are required to inform data subjects of the purpose of their collection and subsequent processing of the personal data collected, and obtain consents for such collection or processing, unless otherwise provided in the Personal Data Protection Act.

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

Internet content providers are in general mandated to be automatically class licensed without any need to make specific applications to the Infocomm Media Development Authority, and are required to comply with the conditions of the class license and the Internet Code of Practice. As an internet content provider, we are obliged to use our best efforts to ensure that prohibited material (which refers to material that is objectionable on the grounds of public interest, public morality, public security, national harmony, offends good taste or decency, or is otherwise prohibited by applicable Singapore laws) is not broadcast via the internet to users in Singapore, and we are also required to deny access to any prohibited material if directed to do so by the Infocomm Media Development Authority. If we contravene the class license conditions or the Internet Code of Practice, we may face administrative sanctions such as suspension or cancelation of our license, or fines.

In addition, to the extent that our platforms or services enable our users to transmit online content to each other or access third party online content, we would be an internet intermediary under the Protection from Online Falsehoods and Manipulation Act 2019, or POFMA. POFMA empowers any Singapore government minister to direct the POFMA Office to issue certain directions to internet intermediaries whose internet intermediary service had been used to communicate a false statement of fact in Singapore, if the minister is of the opinion that it would be in the public interest to do so. Such directions would include: (a) targeted correction directions, which require the internet intermediary to communicate a correction notice on its service to all end-users in Singapore who accessed the offending false statement of fact after a specified time; and (b) disabling directions, which require the internet intermediary to disable access by end-users in Singapore to the offending false statement of fact being communicated on or through its service. Companies may be fined if they fail to comply with directions issued under POFMA without reasonable excuse.

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

Films Regulation

The Films Act imposes a regulatory requirement for an organization to hold a license for carrying on the business of importing, making, distributing or exhibiting films. A film is defined to include a video recording for use as a game. The Films (Video Games Exemption) Notification 2008 exempts a video game distributor from having to comply with the abovementioned requirement to obtain a license. There remains some uncertainty with respect to whether the exemption covers an online game operator as the words ‘video games’ are neither defined in the Films Act nor in the aforesaid exemption. This is due to the contents of the Films Act and its related regulations not being drafted specifically for the digital age of online games. Further, due to the latter reason, there is uncertainty on whether an online game needs to be submitted to the Board of Film Censors for censorship evaluation prior to distribution. In the opinion of Rajah & Tann Singapore LLP, our counsel as to Singapore law, it is consistent with market practice that we treat our online games as video games and do not apply for the film license or submit our online games for censorship evaluation.

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

Regulations on E-payment

The Monetary Authority of Singapore regulates payment service providers and payment systems in Singapore under the Payment Services Act 2019 which came into effect on January 28, 2020.  Under the Payment Services Act 2019, a license from the Monetary Authority of Singapore is required for providing any type of payment service in Singapore unless such service is exempted under the law.  The payment services regulated under the Payment Services Act 2019 are “account issuance service,” “domestic money transfer service,” “cross-border money transfer service,” “merchant acquisition service,” “e-money issuance service,” “digital payment token service” and “money-changing service.”  In particular, “e-money issuance service” means the service of issuing e-money to any person for the purpose of allowing a person to make payment transactions and “account issuance service” includes the service of issuing a payment account to any person in Singapore.

A licensee under the Payment Services Act 2019 is required to comply with the requirements under the Act and its subsidiary legislations, as well as all applicable notices and guidelines issued by the Monetary Authority of Singapore (including but not limited to Notice PSN01 Prevention of Money Laundering and Countering the Financing of Terrorism – Holders of Payment Services Licence (Specified Payment Services)). One of such requirements imposed upon a licensee under the Payment Services Act 2019 is to provide the Monetary Authority of Singapore with all such information relating to its business of providing any payment service as the Monetary Authority of Singapore may specify by notice in writing.  Further, pursuant to Notice PSN01 Prevention of Money Laundering and Countering the Financing of Terrorism – Holders of Payment Services Licence (Specified Payment Services), unless otherwise exempted, the holder of a license under the Payment Services Act 2019 to provide a specified payment service (i.e. “account issuance service,” “domestic money transfer service,” “cross-border money transfer service” or “money-changing service”)  must, amongst various things, perform due diligence measures to establish and verify the identity of each customer; maintain data, documents and information relating to transactions; submit reports on suspicious transactions to the Suspicious Transactions Reporting Office; and implement internal policies, procedures and controls to help prevent money laundering and terrorism financing. A licensee under the Payment Services Act 2019 will also need to comply with the regulations issued by the Monetary Authority of Singapore under Section 27A of the Monetary Authority of Singapore Act which seek to prohibit dealings with and impose sanctions on designated persons.

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

Pursuant to the Personal Data Protection Commission’s Advisory Guidelines on the Personal Data Protection Act for NRIC and other National Identification Numbers that was issued in August 2018, an organization such as an online game operator or e-commerce company is not permitted to collect, use or disclose an individual’s identification number unless under certain exceptions. The Personal Data Protection Commission has commenced enforcement of these Guidelines from September 2019.

While there is currently no mandatory data breach notification obligation under Singapore data protection law, the Personal Data Protection Commission’s Guide to Managing Data Breaches 2.0 highlights that the Personal Data Protection Commission nevertheless expects to be notified of data breaches that are: (a) likely to result in significant harm or impact to the individuals to whom the information relates, or (b) involves personal data of 500 or more individuals. Organizations are also expected to notify the affected individuals if the data breach is one that is likely to result in significant harm or impact to the affected individuals.

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

Trade Marks

Singapore operates a first-to-file system in respect of registered trademarks under the Trade Marks Act of Singapore, and the registered proprietor is granted a statutory monopoly of the trade mark in Singapore in relation to the product or service for which it is registered. In the event of any trade mark infringement, the registered proprietor will be able to rely on the registered trade mark as proof of his right to the mark, and the infringement of a trade mark may give rise to civil and criminal liabilities. Statutory protection of a registered trade mark can last indefinitely, as long as the registration is renewed every 10 years.

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

Regulations on Labor

The Employment Act of Singapore generally extends to all employees regardless of their designation, salary level or type of work performed, with the exception of certain groups of employees. It provides employees falling within its ambit certain protections such as minimum notice periods, maximum working hours, maximum amount of deductions from wages, minimum holidays and rest days, maternity/paternity leave, paid childcare leave, sick leave, etc. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act. In addition, the employment of foreign manpower in Singapore is also governed by the Employment of Foreign Manpower Act of Singapore. Aside from minimum benefits in respect of the aforesaid terms of employment in the Employment Act, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Central Provident Fund Act of Singapore. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, 55 years old or below and that earn more than S$750 (approximately US$561) a month, the employer’s contribution rate is 17% of the employee’s wages.

C.	Organizational Structure

Sea Limited is a holding company that does not have substantive operations. We conduct our businesses through our subsidiaries (including branch offices held by our subsidiaries) and consolidated affiliated entities. Our principal operating entities consist of the following (in chronological order based on their dates of incorporation):

●	Garena Online Private Limited, our subsidiary established in Singapore on May 8, 2009, is an operating entity in our digital entertainment business in Singapore;

●	AirPay Joint Stock Company, our VIE established in Vietnam on June 9, 2009, is an operating entity in our digital financial services business in Vietnam;

●	Vietnam Esports and Entertainment Joint Stock Company, our VIE established in Vietnam on May 10, 2011, is an operating entity in our digital entertainment business in Vietnam;

●	Garena Online (Thailand) Co., Ltd., our subsidiary established in Thailand on August 18, 2011, is an operating entity in our digital entertainment business in Thailand;

●	PT. Garena Indonesia, our subsidiary established in Indonesia on December 6, 2012, is an operating entity in our digital entertainment business in Indonesia;

●	AirPay (Thailand) Co., Ltd., our subsidiary established in Thailand on June 16, 2014, is an operating entity in our digital financial services business in Thailand;

●	Shopee (Thailand) Co., Ltd., our subsidiary established in Thailand on February 2, 2015, is an operating entity in our e-commerce business in Thailand;

●	Shopee Singapore Private Limited, our subsidiary established in Singapore on February 5, 2015, is an operating entity in our e-commerce business in Singapore;

●	Shopee Company Limited, our subsidiary established in Vietnam on February 10, 2015, is an operating entity in our e-commerce business in Vietnam;

●	Garena Ventures Private Limited, our subsidiary established in Singapore on February 23, 2015, is our entity for making minority investments;

●	Shopee (Taiwan) Co., Ltd., our subsidiary established in Taiwan on March 4, 2015, is an operating entity in our e-commerce business in Taiwan;

●	PT. Shopee International Indonesia, our subsidiary established in Indonesia in on August 5, 2015, is an operating entity in our e-commerce business in Indonesia; and

●	Garena Technology Private Limited Taiwan Branch, our branch office established in Taiwan on July 31, 2017 that currently operates our digital entertainment business in Taiwan.

In January 2019, upon approval by the relevant Taiwan government authorities, we acquired 100% equity interest in Shopee (Taiwan) Co., Ltd. from its shareholder by exercising our option to purchase equity interest under the exclusive option agreement between us and the shareholder. The exclusive option agreement was part of our contractual arrangement with Shopee (Taiwan) Co., Ltd. and its shareholder, which made us the primary beneficiary of Shopee (Taiwan) Co., Ltd. and able to consolidate its financial results in our consolidated financial statements in accordance with U.S. GAAP since its inception. See “— Contractual Arrangements among Our VIEs, Their Shareholders and Us” for a description of the contractual arrangement that is substantially the same as what we had with Shopee (Taiwan) Co., Ltd. and its shareholder before January 2019. Upon completion of such share transfer, the contractual arrangement among us, Shopee (Taiwan) Co., Ltd. and its shareholder was terminated.

In January 2020, we acquired a 100% equity interest in Phoenix Labs, Inc., a game developer with operations primarily in Canada.

As of March 15, 2020, we conduct our business operations across 164 subsidiaries (including branch offices held by our subsidiaries) and 25 consolidated affiliated entities.

The chart below summarizes our corporate structure and identifies the principal subsidiaries and consolidated affiliate entities described above as of the date of this annual report:

Sea Limited
(Cayman Islands)
100%
Garena Limited
(Cayman Islands)
100%
Shopee Southeast Asia Limited
(Cayman Islands)
100%
SeaMoney (Payment) Limited
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
82%
18%
AirPay Joint Stock Company (2)
(Vietnam)
100%
AirPay (Thailand) Co., Ltd. (1)
(Thailand)
100%
Garena Ventures Private Limited
(Singapore)
100%
100%
100%
100%
100%
Other Subsidiaries and Consolidated Affiliated Entities for Our Digital Entertainment Business
100%
100%
Other Subsidiaries and Consolidated Affiliated Entities for Our E-commerce Platform
66.64% to 100%
48.90% to 100%
Other Subsidiaries and Consolidated Affiliated Entities for Our Digital Financial Services Platform
100%
99% to 100%
Subsidiaries and Consolidated Affiliated Entities for Our Other Businesses
100%
50% to 100%
100%
100%
78.46% to 100%

_____	Direct ownership (or effective ownership in the case of our Thai entities)

- - - -	Contractual arrangements. See “—Contractual Arrangements among Our VIEs, Their Shareholders and Us.”

(1)	See “—Thailand Shareholding Structure.”

(2)
For each of these entities, the equity interests directly owned by us are held through our wholly-owned subsidiaries in Singapore, and the remaining equity interests are controlled by us through contractual arrangements.

(3)	Held through a wholly-owned subsidiary in Singapore.

Contractual Arrangements among Our VIEs, Their Shareholders and Us

The laws and regulations in some of our markets place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. For example, in Vietnam, foreign ownership in companies engaging in online game business may not exceed 49%, and foreign ownership in companies engaging in e-payment business is restricted unless certain government approvals are obtained. For a discussion of these restrictions, see “Item 4. Information on the Company—B. Business Overview—Regulation—Taiwan—Regulations on Foreign Investment” and “Item 4. Information on the Company—B. Business Overview—Regulation—Vietnam—Regulations on Foreign Investment.”

We have two material VIEs established and operating in Vietnam, namely Vietnam Esports and Entertainment Joint Stock Company and AirPay Joint Stock Company. We entered into contractual arrangements with respect to our material Vietnam VIEs because they operate in businesses where foreign ownership is restricted under Vietnam laws or otherwise require approvals from multiple regulatory bodies, which approvals are often discretionary and may entail lengthy waiting periods. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely upon structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations.” To the extent permissible by law, we will seek approval for obtaining, or enlarging our proportion of, direct ownership in these Vietnam operating entities. As of the date of this annual report, we hold 30% of the equity interest in Vietnam Esports and Entertainment Joint Stock Company, the Vietnam VIE engaging in digital entertainment business, and 18% of the equity interest in AirPay Joint Stock Company, the Vietnam VIE engaging in digital financial services business.

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

These contractual arrangements allow us to:

●	exercise effective control over our VIEs;

●	receive substantially all of the economic benefits and absorb losses of our VIEs; and

●	have an exclusive call option to purchase all or part of the equity interests in and/or assets of our VIEs when and to the extent permitted by the relevant laws.

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

In the opinion of Rajah & Tann LCT Lawyers, our counsel as to Vietnam law:

●	the VIE structure in Vietnam, currently in effect, do not and will not result in any violation of the laws or regulations currently in effect in Vietnam; and

●
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

Our headquarters and our principal technical development facilities are located in Singapore, where we have leased approximately 30,300 square meters of office space, as of December 31, 2019. We also have local offices in Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia, China, Brazil, and Mexico.

The servers we currently use are hosted in leased data centers in different areas across our markets, as well as on cloud services. The data centers in our network are owned and maintained for us by major domestic and international data center providers. We generally enter into leasing and hosting service agreements with renewal terms. We believe that our existing facilities are sufficient for our current needs and we may need to obtain, usually by lease, adequate facilities to accommodate any future expansion plans.

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

Overview

We believe we are the leading consumer internet company in our region based on our number one market share by revenue in our region’s online game market, our number one market share by GMV and total orders in our region’s e-commerce market, and our position as a leading player in our region’s digital financial services market, each in 2019.

Sea operates three key businesses—Garena, Shopee, and SeaMoney. Each of our businesses provides a distinct and compelling value proposition to our users, and each exhibits strong virtuous cycle dynamics. We believe these distinct characteristics support our leadership position and provide a strong foundation for continued growth while creating barriers to entry for our competitors. We develop, curate and localize the content and services on our platforms to serve a highly diverse population across multiple markets and regulatory regimes.

We have achieved significant scale and growth since our founding. Our total revenue increased from US$414.2 million in 2017 to US$2,175.4 million in 2019, a CAGR of 129.2%. We had gross profit of US$87.3 million, US$14.8 million and US$604.9 million in 2017, 2018 and 2019, respectively. We incurred net losses of US$561.2 million, US$961.0 million and US$1,457.7 million in 2017, 2018 and 2019, respectively, primarily due to our investments in expanding our businesses, in particular our e-commerce business.

Major Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving the digital entertainment, e-commerce, digital financial services and other industries in our markets, including demographic and macroeconomic growth, technology adoption trends, and the digital transformation of industries.

Our results of operations are also directly affected by certain factors specific to us, including the following:

Size of Our User Base

Our revenue is largely driven by the number of users and the level of user engagement across our three businesses. In our digital entertainment business, due to our freemium business model, the higher the number of active users in our games, the larger the number of users likely to make in-game purchases. Likewise, in our e-commerce business, the larger the number of sellers and buyers on the platform, the larger the number and value of transactions which over time will drive advertising and commission revenue for us. Finally, in our digital financial services business, the larger the number of paying users and the larger the number of merchants accepting SeaMoney’s payment options, the greater the potential transaction volumes that drive our commission revenue.

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

●
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

●
In our e-commerce business, we closely monitor the number of transactions per active buyer. We optimize the assortment of our product categories on our marketplace and build convenient tools to attract sellers. We monetize our e-commerce business mainly by offering sellers paid advertising services, charging transaction based-fees, and charging sellers for certain value-added services. As our e-commerce marketplace grows, we may consider other monetization methods in order to capture additional revenue streams. We also purchase products from manufacturers and third parties and sell them directly to buyers on Shopee platform.

●
In our digital financial services business, we mainly monetize by charging commissions to third-party merchants with respect to our e-wallet services, and by earning interests from borrowers with respect to our consumer credit business. We continually expand the number of use cases that accept our e-wallet services to create greater convenience for our users. We believe that increasing the variety of use cases, together with our efforts to increase our e-wallet user numbers and engagement, will lead to increases in the number of transactions through our e-wallet business, and in turn the gross transaction value and commission income.

The COVID-19 pandemic has affected and may continue to negatively affect certain of our business activities and results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The COVID-19 pandemic has affected and may continue to negatively affect certain of our business activities and results. Any future occurrence of natural disasters, epidemics, pandemics or other outbreaks, or other catastrophic events could also adversely affect our business” for more details. As the COVID-19 situation remains fluid and continues to rapidly evolve, the ultimate impact of COVID-19 on our business, financial condition and results of operations cannot be reasonably estimated at this time.

Benefits of Our Platforms

Our platforms benefit from internal dynamics that allow us to increase our scale and user engagement quickly and in a cost-effective manner. Our businesses enjoy network effects, virtuous cycles and synergies across our platforms.

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

Finally, synergies among our digital financial services business and each of our digital entertainment and e-commerce businesses allow us to increase our user base and monetization quickly and cost-effectively. For example, as our Garena game players and Shopee buyers increasingly complete transactions using our e-wallet services, our e-wallet user base grows, which in turn attracts more merchants to join the e-wallet network. At the same time, as more third-party merchants join SeaMoney’s network, our users become increasingly engaged with our platforms.

Optimization of Our Cost Structure

Our cost and expense structure has several broad components: payment channel costs, royalties, amortized license fees and hosting costs for our digital entertainment business; sales and marketing expenses, consisting primarily of customer acquisition and retention expenses, for our e-commerce and digital financial services businesses; costs of logistics, including expenses for warehousing, for our e-commerce business; employee compensation and welfare costs and expenses, which are spread among  different functions; and other costs and expenses across our businesses that are mainly fixed in nature. By offering our own e-wallet and payment processing services, we strive to effectively reduce our payment channel costs and capture value that may otherwise go to third-party payment service providers. Our market leadership position in our digital entertainment business has enabled us to optimize our variable costs, as has our operating scale for e-commerce and digital financial services.

We have made a strategic decision to invest in the growth of our Shopee marketplace by incurring sales and marketing expenses in advance of our monetization efforts. We believe that taking a thoughtful approach to monetization by building our user base and increasing engagement first will allow us to maximize our monetization in the future. We also expect to invest in user acquisition for our SeaMoney business in future.

Foreign Exchange Rates

Our reporting currency is the U.S. dollar and changes in currency exchange rates may materially affect our reported results and consolidated trends. We earn revenue denominated in Indonesian rupiah, New Taiwan dollars, Vietnamese dong, Thai baht, Philippine pesos, Malaysian ringgit, Singapore dollars, Brazilian real and U.S. dollars, among other currencies, while some of our costs and expenses are paid in U.S. dollars. We do not rely on any single currency as we earn revenue in different local currencies across our markets and keep a significant cash position in U.S. dollars.

Our expenses may become higher and our revenue and operating metrics may become lower than would be the case if exchange rates were stable or if we were operating and reporting in one currency. For example, if the U.S. dollar weakens relative to currencies in our local markets, our revenue, operating expenses and GMV will be higher than if currencies had remained constant. Likewise, if the U.S. dollar strengthens relative to currencies in our local markets, our revenue, operating expenses and GMV will be lower than if currencies had remained constant. The global economic turmoil due to the recent outbreak of COVID-19 has caused significant depreciation of some of our local currencies against the U.S. dollar, such as Indonesian rupiah and Brazilian real. Movements in foreign currency exchange rates may have a material adverse effect on our results of operations, which may cause our financial and operational metrics reported in the U.S. dollar to be not fully representative of the underlying business performance. We believe that our diversification in geographic coverage benefits our shareholders over the long-term.  See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.”

Description of Certain Statement of Operations Items

Revenue

We currently generate revenue primarily from our digital entertainment business and e-commerce business. The table below sets forth our revenue breakdown.

	For the Year Ended December 31,
	2017		2018		2019
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Service revenue
Digital Entertainment	365,167	88.2	462,464	55.9	1,136,017	52.2
E-commerce and other services	47,444	11.4	270,049	32.7	822,659	37.8
Sales of goods	1,579	0.4	94,455	11.4	216,702	10.0
Total revenue	414,190	100.0	826,968	100.0	2,175,378	100.0

The table below sets forth the revenue from external customers based on the geographical locations where the services were provided or goods were sold, both in absolute amount and as a percentage of total revenue for the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Southeast Asia	279,167	67.4	581,336	70.3	1,378,141	63.4
Rest of Asia	133,173	32.2	229,773	27.8	489,291	22.5
Latin America	1,850	0.4	14,713	1.8	282,618	13.0
Rest of the world	–	–	1,146	0.1	25,328	1.1
Total revenue	414,190	100.0	826,968	100.0	2,175,378	100.0

The continuous revenue growth from 2017 to 2019 was mainly attributable to the rapid growth of our e-commerce platform, as well as the increasing popularity of our games, including Free Fire.

Digital Entertainment

We generate revenue from our digital entertainment business primarily by selling in-game items to our game players. We recognize revenue ratably over the estimated delivery obligation period. Our revenue generated from digital entertainment accounted for 88.2%, 55.9% and 52.2% of our total revenue in 2017, 2018 and 2019, respectively.

The primary driver for revenue growth in our digital entertainment business is the size of our active user base and the level of user engagement. Due to the freemium business model of our immersive games, the higher the number of active users on our games, the greater the likelihood of such users to make in-game purchases. Therefore, we believe QAU is a key metric to help us understand both the active user base and user engagement on our games. For example, our QAUs increased from 87.8 million to 216.2 million and 354.7 million from the fourth quarter of 2017 to the fourth quarters of 2018 and 2019, respectively, which led to an increase in the number of paying users, which in turn contributed significantly to our revenue growth during those periods. User base growth and engagement are primarily driven by the launch of new games, the expansion of existing games into new markets, and the improvement and launch of new content in our existing games. See “Item 4. Information on the Company—B. Business Overview—Our Businesses—Garena Digital Entertainment Business—Game Players.”

E-commerce and Other Services

E-commerce and other services revenue consists of revenue generated from our e-commerce marketplace services, digital financial services, and other services on our platforms. Revenue from products owned and sold by us on our Shopee platform was recorded under sales of goods revenue as discussed below. Our e-commerce and other services revenue constituted 11.4%, 32.7% and 37.8% of our total revenue during 2017, 2018 and 2019, respectively.

We monetize Shopee’s marketplace model mainly by offering sellers paid advertisement services, charging transaction based-fees, and charging sellers for certain value-added services. We may also roll out other means of generating revenue to broaden our monetization avenues in the future.

We generate revenue from our digital financial services business primarily from commissions charged to third-party merchants. We generally recognize our commission from the transactions as revenue, which is either a fixed rate or a certain percentage of the transaction value flowing through the platform.

Sales of Goods

Sales of goods revenue mainly comes from our e-commerce business. While we primarily operate as a marketplace, we also purchase products from manufacturers or third parties directly and sell on our Shopee platform under our official store to meet buyers’ demand for such products. Bulk purchasing and direct product sales for specific product categories also enable us to offer better product assortment and more competitive prices to our buyers.

Cost of Revenue

Our cost of revenue primarily consists of direct expenses in generating revenue from our businesses.

Digital Entertainment

For our cost of revenue for digital entertainment, the largest portion relates to channel cost which is generally paid as a percentage of gross billings, and recognized as expenses over the performance obligation period, and a significant portion also relates to royalties, which are generally paid as a percentage of gross billings from our licensed games. Other costs include server and hosting costs, upfront licensing fees, which are fixed and amortized over the shorter of estimated useful life or game licensing period, staff compensation and welfare costs, which include the share-based compensation, and other miscellaneous costs.

E-commerce and Other Services

Our cost of revenue for e-commerce services primarily consists of bank transaction fees for transactions conducted through our Shopee platform, service fees paid to third party logistics service providers, server and hosting costs, staff compensation and welfare costs, which include share-based compensation, and other miscellaneous costs.

Our cost of revenue for digital financial services primarily consists of bank transaction fees for transactions conducted through our SeaMoney platform, commissions we pay to counter operators, server and hosting costs, staff compensation and welfare costs, which include share-based compensation, and other miscellaneous costs.

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

	For the Year Ended December 31,
	2017		2018		2019
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Other operating income	(3,497)	(0.8)	(9,799)	(1.2)	(15,890)	(0.7)
Sales and marketing expenses	425,974	102.8	705,015	85.3	969,543	44.6
General and administrative expenses	137,868	33.3	240,781	29.1	385,865	17.7
Research and development expenses	29,323	7.1	67,529	8.2	156,634	7.2
Total operating expenses	589,668	142.4	1,003,526	121.4	1,496,152	68.8

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

	For the Year Ended December 31,
	2017		2018		2019
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Selected Consolidated Statements of Operations Data:
Revenue:
Service revenue
Digital Entertainment	365,167	88.2	462,464	55.9	1,136,017	52.2
E-commerce and other services	47,444	11.4	270,049	32.7	822,659	37.8
Sales of goods	1,579	0.4	94,455	11.4	216,702	10.0
Total revenue	414,190	100.0	826,968	100.0	2,175,378	100.0
Cost of revenue:
Cost of service
Digital Entertainment	(217,986)	(52.6)	(267,359)	(32.3)	(435,905)	(20.0)
E-commerce and other services	(107,260)	(25.9)	(446,281)	(54.0)	(907,518)	(41.7)
Cost of goods sold	(1,632)	(0.4)	(98,570)	(11.9)	(227,035)	(10.4)
Total cost of revenue	(326,878)	(78.9)	(812,210)	(98.2)	(1,570,458)	(72.2)
Gross profit	87,312	21.1	14,758	1.8	604,920	27.8
Operating income (expenses):
Other operating income	3,497	0.8	9,799	1.2	15,890	0.7
Sales and marketing expenses	(425,974)	(102.8)	(705,015)	(85.3)	(969,543)	(44.6)
General and administrative expenses	(137,868)	(33.3)	(240,781)	(29.1)	(385,865)	(17.7)
Research and development expenses	(29,323)	(7.1)	(67,529)	(8.2)	(156,634)	(7.2)
Total operating expenses	(589,668)	(142.4)	(1,003,526)	(121.4)	(1,496,152)	(68.8)
Operating loss	(502,356)	(121.3)	(988,768)	(119.6)	(891,232)	(41.0)
Interest income	2,922	0.7	11,520	1.4	33,935	1.6
Interest expense	(26,501)	(6.4)	(31,295)	(3.8)	(48,208)	(2.2)
Investment gain, net	33,591	8.1	8,603	1.0	11,794	0.5
Changes in fair value of convertible notes	(51,950)	(12.5)	41,259	5.0	(472,877)	(21.7)
Foreign exchange (loss) gain	(4,215)	(1.0)	4,801	0.6	(2,031)	(0.1)
Loss before income tax and share of results of equity investees	(548,509)	(132.4)	(953,880)	(115.3)	(1,368,619)	(62.9)
Income tax expense	(10,745)	(2.6)	(4,088)	(0.5)	(85,864)	(3.9)
Share of results of equity investees	(1,912)	(0.5)	(3,066)	(0.4)	(3,239)	(0.1)
Net loss	(561,166)	(135.5)	(961,034)	(116.2)	(1,457,722)	(67.0)
Non-GAAP Financial Measure:
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes(1)	(480,580)	(116.0)	(944,172)	(114.2)	(867,776)	(39.9)

(1)
To see how we define and calculate net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, a reconciliation between such item and net loss (the most directly comparable U.S. GAAP financial measure) and a discussion of the limitations of non-GAAP financial measures, see “—Non-GAAP Financial Measures” below.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue

Our total revenue increased by 163.1% from US$827.0 million in 2018 to US$2,175.4 million in 2019. This increase was primarily due to increases in revenue from our e-commerce business and digital entertainment business.

●
Digital Entertainment: Our digital entertainment revenue increased by 145.6% from US$462.5 million in 2018 to US$1,136.0 million in 2019. This increase was primarily due to the increase of our active user base as well as the deepened paying user penetration as we continue to bring new and engaging content to our users and enhance the game and monetization features based on a deep understanding of local preferences and conditions as well as our strong efforts in esports and community-building.

●
E-commerce and other services: Our e-commerce and other services revenue increased by 204.6% from US$270.0 million in 2018 to US$822.7 million in 2019. This increase was primarily driven by the growth of our e-commerce marketplace, and positive development in each of our marketplace revenue streams – transaction-based fees, value-added services, and advertising. It is a result of our commitment to ever enhance our service offerings as we seek to create greater value for our platform users.

●	Sales of goods: Revenue increased by 129.4% from US$94.5 million in 2018 to US$216.7 million in 2019. This increase was primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 93.4% from US$812.2 million in 2018 to US$1,570.5 million in 2019. This increase was in line with the overall growth of our businesses:

●
Digital Entertainment: Cost of revenue increased by 63.0% from US$267.4 million in 2018 to US$435.9 million in 2019. The increase was largely in line with revenue growth in our digital entertainment business. Improvement in gross profit margins was largely due to higher revenue contribution from our self-developed game.

●
E-commerce and other services: Cost of revenue for our e-commerce and other services combined increased by 103.4%, from US$446.3 million in 2018 to US$907.5 million in 2019. The increase was primarily due to costs incurred in line with growth of our e-commerce marketplace, including, among other costs, higher bank transaction fees driven by GMV growth, higher costs associated with value-added services and other ancillary services we provided to our e-commerce platform users, as well as higher staff compensation and benefit costs.

●	Cost of goods sold: Cost of goods sold increased by 130.3% from US$98.6 million in 2018 to US$227.0 million in 2019. The increase was largely in line with the increase in our product offerings.

Gross Profit

As a result of the foregoing, our gross profit was US$14.8 million in 2018 and US$604.9 million in 2019. We had gross margins of 1.8% and 27.8% in 2018 and 2019, respectively, and our digital entertainment business had gross margins of 42.2% and 61.6% in 2018 and 2019, respectively.

Other Operating Income

Our other operating income increased by 62.2% from US$9.8 million in 2018 to US$15.9 million in 2019. The increase was primarily due to an increase in sponsorship from partners who participated in our events and tournaments.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 37.5% from US$705.0 million in 2018 to US$969.5 million in 2019. During 2019, sales and marketing expenses relating to our digital entertainment and e-commerce businesses accounted for 11.2% and 79.0% of our total sales and marketing expenses, respectively. The increase in sales and marketing expenses in 2019 was mainly from the marketing efforts of our e-commerce business, which was aligned with our strategy to fully capture the market growth opportunity and was primarily attributable to the ramping up of brand marketing as well as higher staff compensation and benefit costs.

General and Administrative Expenses

Our general and administrative expenses increased by 60.3% from US$240.8 million in 2018 to US$385.9 million in 2019. This increase was primarily due to the expansion of our staff force and the increase in office facilities and related expenses.

Research and Development Expenses

Our research and development expenses increased by 132.0% from US$67.5 million in 2018 to US$156.6 million in 2019, primarily due to an increase in research and development staff force.

Other Income, Expenses, Gains and Losses

Our net interest income, interest expense, investment gain, fair value change for convertible notes and foreign exchange gain (loss) was a net gain of US$34.9 million in 2018, compared to a net loss of US$477.4 million in 2019. This was primarily due to a fair value gain of US$41.3 million in 2018 as compared to a fair value loss of US$472.9 million in 2019 arising from the fair value accounting treatment for the 2017 convertible notes.

Loss before Income Tax and Share of Results of Equity Investees

As a result of the foregoing, we had loss before income tax and share of results of equity investees of US$953.9 million in 2018, compared to loss before income tax and share of results of equity investees of US$1,368.6 million in 2019.

Income Tax Expense

We had an income tax expense of US$4.1 million in 2018 and US$85.9 million in 2019 despite a group net loss position in 2018 and 2019, respectively. This was primarily due to withholding tax and corporate income tax expenses incurred by our digital entertainment segment, partially offset by deferred tax assets recognized during the year.

Share of Results of Equity Investees

We had share of loss of equity investees of US$3.1 million in 2018 and US$3.2 million in 2019.

Net Loss

As a result of the foregoing, we had net loss of US$961.0 million in 2018 and US$1,457.7 million in 2019.

Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes

Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes was US$944.2 million in 2018 and US$867.8 million in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue

Our total revenue increased by 99.7% from US$414.2 million in 2017 to US$827.0 million in 2018. This increase was primarily due to increases in revenue from our e-commerce business and digital entertainment business.

●
Digital Entertainment: Our digital entertainment revenue increased by 26.6% from US$365.2 million in 2017 to US$462.5 million in 2018. This increase was primarily due to the growth of our user base in 2018, as we launched new games and increased the number of paying users.

●
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

●	Sales of goods: Revenue increased by 5,882.0% from US$1.6 million in 2017 to US$94.5 million in 2018. The increase was primarily due to increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 148.5% from US$326.9 million in 2017 to US$812.2 million in 2018. Our total cost of revenue as a percentage of total revenue increased from 78.9% in 2017 to 98.2% in 2018. This increase was in line with the overall growth of our businesses:

●
Digital Entertainment: Cost of revenue increased by 22.6% from US$218.0 million in 2017 to US$267.4 million in 2018. The increase was largely in line with revenue growth in our digital entertainment business.

●
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

●	Cost of goods sold: Cost of goods sold increased by 5,939.8% from US$1.6 million in 2017 to US$98.6 million in 2018. The increase was primarily due to an increase in our product offerings.

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

Other Income, Expenses, Gains and Losses

Our net interest income, interest expense, investment gain, fair value change for convertible notes and foreign exchange gain (loss) was a net loss of US$46.2 million in 2017, compared to a net gain of US$34.9 million in 2018. The net non-operating loss in 2017 was primarily due to a fair value loss of US$52.0 million and interest expenses on the 2017 convertible notes, partially offset by an investment gain arising from the disposal of and a net gain arising from a re-measurement of our investments. The net non-operating income in 2018 was primarily due to a fair value gain of US$41.3 million on our 2017 convertible notes, partially offset by interest expenses on our 2018 convertible notes.

Loss before Income Tax and Share of Results of Equity Investees

As a result of the foregoing, we had loss before income tax and share of results of equity investees of US$548.5 million in 2017, compared to loss before income tax and share of results of equity investees of US$953.9 million in 2018.

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

Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes

Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes was US$480.6 million in 2017 and US$944.2 million in 2018.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, a non-GAAP financial measure, as described below, to understand and evaluate our core operating performance. This non-GAAP financial measure, which may differ from similarly titled measures used by other companies, is presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

We believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP.

The use of net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes has material limitations as an analytical tool, as it does not include all items that impact our net loss or income for the period and share-based compensation and changes in fair value of convertible notes are significant expenses. In addition, because this non-GAAP financial measure may not be calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies.

The table below presents reconciliation of net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes to net loss, the most directly comparable U.S. GAAP financial measure, for the periods indicated.

	For the Year Ended December 31,
	2017	2018	2019
	(US$ thousands)
Net loss	(561,166)	(961,034)	(1,457,722)
Add: Share-based compensation	28,636	58,121	117,069
Add: Changes in fair value of the 2017 convertible notes	51,950	(41,259)	472,877
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes	(480,580)	(944,172)	(867,776)

Segment Reporting

We have three reportable segments, namely, digital entertainment, e-commerce and digital financial services. The chief operating decision maker reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment.

Information about segments during the years ended December 31, 2017, 2018 and 2019 presented were as follows:

	For the Year ended December 31, 2019
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	(US$ thousands)

Revenue	1,136,017	834,295	9,223	195,843	–	2,175,378

Operating income (loss)	529,524	(1,131,771)	(116,309)	(39,864)	(132,812)	(891,232)
Non-operating loss, net						(477,387)
Income tax expense						(85,864)
Share of results of equity investees						(3,239)
Net loss						(1,457,722)

	For the Year ended December 31, 2018
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	(US$ thousands)

Revenue	462,464	269,578	11,458	83,468	–	826,968

Operating income (loss)	69,449	(893,489)	(34,056)	(62,548)	(68,124)	(988,768)
Non-operating income, net						34,888
Income tax expense						(4,088)
Share of results of equity investees						(3,066)
Net loss						(961,034)

	For the Year ended December 31, 2017
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	(US$ thousands)

Revenue	365,167	9,034	16,270	23,719	–	414,190

Operating income (loss)	45,637	(452,233)	(38,038)	(21,199)	(36,523)	(502,356)
Non-operating loss, net						(46,153)
Income tax expense						(10,745)
Share of results of equity investees						(1,912)
Net loss						(561,166)

(1)	A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”

(2)
Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the chief operation decision maker as part of segment performance.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands and our primary business operations are conducted through our subsidiaries and our consolidated VIEs. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains.

Singapore

Our subsidiaries incorporated in Singapore are subject to the Singapore corporate tax of 17% in 2017, 2018 and 2019. Garena Online Private Limited was granted a five-year development and expansion incentive by the Singapore Economic Development Board, or the EDB, commencing from January 1, 2017, which grants a concessionary tax rate of 10% on qualifying income, subject to certain terms and conditions imposed by the EDB.

Others

Subsidiaries incorporated in other jurisdictions are subject to the respective statutory corporate income tax rates of the jurisdictions where they are resident.

Domestic statutory corporate income tax rate in Taiwan increased from 17% to 20% with effect from the financial year 2018.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities and proceeds from our follow-on offering and convertible notes offerings.

As of December 31, 2017, 2018 and 2019, we had US$1,445.0 million, US$1,259.3 million and US$3,570.6 million respectively, in cash, cash equivalents and restricted cash. Cash and cash equivalents consist of cash on hand and demand deposits and money market funds placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities of three months or less. Restricted cash comprises deposits pledged with banks as security in relation to the utilization of certain bank services, monies received and held in escrow in connection to our e-commerce business and advances received from customers in connection with our digital financial services business. Our cash, cash equivalents and restricted cash are primarily denominated in U.S. dollars as well as in local currencies of the markets where we operate. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

Our working capital position (which is the difference between current assets and current liabilities) was US$1,083.0 million, US$524.2 million and US$2,047.8 million as of December 31, 2017, 2018 and 2019, respectively, mainly due to increases in cash from our financing activities, including the net proceeds from our initial public offering and the issuance of convertible notes in 2017, 2018 and 2019, and the follow-on offering in 2019.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	(US$ thousands)
Net cash (used in) generated from operating activities	(259,228)	(495,220)	69,865
Net cash used in investing activities	(118,614)	(224,528)	(363,219)
Net cash generated from financing activities	1,623,843	546,628	2,579,595
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	8,153	(12,546)	25,025
Net increase (decrease) in cash, cash equivalents and restricted cash	1,254,154	(185,666)	2,311,266
Cash, cash equivalents and restricted cash at beginning of year	190,824	1,444,978	1,259,312
Cash, cash equivalents and restricted cash at the end of the year	1,444,978	1,259,312	3,570,578

Operating Activities

Net cash generated from operating activities amounted to US$69.9 million in 2019. This was primarily attributable to an increase in deferred revenue of US$637.2 million, increase in accrued expenses and other payables of US$354.2 million, increase in accounts payable and advances from customers of US$65.6 million, and adjustments of US$117.1 million for share-based compensation, US$116.8 million for depreciation of property and equipment, US$472.9 million of changes in fair value of 2017 convertible notes and US$33.3 million for amortization of discount on 2018 and 2019 convertible notes. These were partially offset by net loss of US$1,457.7 million, more cash used for prepaid expenses and other current assets of US$214.9 million and increase in accounts receivable of US$86.5 million.

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

Investing Activities

Net cash used in investing activities amounted to US$363.2 million in 2019. This was primarily attributable to the purchase of property and equipment of US$239.8 million and purchase of investments of US$118.5 million.

Net cash used in investing activities amounted to US$224.5 million in 2018. This was primarily attributable to the purchase of property and equipment of US$177.3 million and purchase of investments of US$69.6 million. These were partially offset by proceeds from the disposal of investments of US$22.7 million.

Net cash used in investing activities amounted to US$118.6 million in 2017. This was primarily attributable to the purchase of property and equipment of US$67.4 million, purchase of intangible assets of US$12.4 million, purchase of investments of US$23.4 million and acquisition of businesses of US$18.1 million.

Financing Activities

Net cash generated from financing activities amounted to US$2,579.6 million in 2019, primarily attributable to net proceeds from issuance of convertible notes of US$1,041.4 million and net proceeds from issuance of ordinary shares of US$1,538.8 million.

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

Convertible Notes

We issued a convertible promissory note in the principal amount of US$230 million to Hillhouse GAR Holdings Limited (formerly HH RSV-XVI Holdings Limited) in January 2017, a convertible promissory note in the principal amount of US$100 million to Tencent in March 2017, and eight other convertible promissory notes in the aggregate principal amount of US$345 million to private investors in March, April, May and July 2017. These 2017 convertible notes will mature on the third anniversary of their issuance dates. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity dates. Interest accrues on the outstanding unconverted and unpaid principal amounts at the rate of 5% per annum compounded annually until the first to occur of, (i) April 17, 2018, which is the last day of the lockup period related to the initial public offering, (ii) the date of any conversion of the 2017 convertible note in full, and (iii) the date of any other repayment or redemption of the 2017 convertible note in full. The principal amounts of the 2017 convertible notes may be converted, in whole or in part, into our Class A ordinary shares at a conversion price calculated based on an agreed formula (which stipulates a discount to the initial public offering price based on a discount rate and the period between the issuance date of the 2017 convertible notes and the pricing date of our initial public offering), subject to certain anti-dilution adjustments. As of March 15, 2020 (the latest practicable date of our share count disclosure in this annual report), all of the 2017 convertible notes had been fully converted into 49,969,827 Class A ordinary shares.

In June 2018, we completed an offering of 2.25% convertible senior notes in an aggregate principal amount of US$575 million, including US$50 million sold to Tencent. These convertible notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will mature in July 2023. Note holders have the right, at their option, to convert the outstanding principal amount in whole or in part in integral multiples of US$1,000 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business day immediately preceding January 1, 2023; or (ii) anytime on or after January 1, 2023 until the close of business on the second scheduled trading day immediately preceding the maturity date. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity date. The notes may be converted, in whole or in part, into our Class A ordinary shares at an initial conversion price of 50.5165 ADSs per US$1,000 principal amount (equivalent to US$19.80 per ADS), subject to certain anti-dilution and make-whole fundamental change adjustments. Upon conversion, we have the right, at our option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to converting holders.

In November 2019, we completed an offering of 1.00% convertible senior notes in an aggregated principal amount of US$1,150 million. These convertible notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will mature in December 2024. Note holders have the right, at their option, to convert the outstanding principal amount in whole or in part in integral multiples of US$1,000 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business day immediately preceding June 1, 2024; or (ii) anytime on or after June 1, 2024 until the close of business on the second scheduled trading day immediately preceding the maturity date. On or after December 2, 2022, we may redeem for cash all or any part of the notes, if certain condition is met, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. We may also redeem for cash all but not part of the notes at any time if less than US$75 million aggregate principal amount of notes remains outstanding at such time. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity date. The notes may be converted, in whole or in part, into our Class A ordinary shares at an initial conversion price of 19.9475 ADSs per US$1,000 principal amount (equivalent to US$50.13 per ADS), subject to certain anti-dilution and make-whole fundamental change adjustments. Upon conversion, we have the right, at our option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to converting holders.

In connection with the pricing of the 2019 convertible notes, we have entered into capped call transactions with certain financial institutions. These capped call transactions are generally expected to reduce the potential dilution with respect to our ADSs and Class A ordinary shares upon conversion of the 2019 convertible notes and/or offset any cash payments we are required to make in excess of the principal amount of converted notes, as the case may be, upon any conversion of the notes, with such reduction of potential dilution or offset of cash payments, as the case may be, subject to a cap based on the cap price of the capped call transactions. The cap price of the capped call transactions will initially be US$70.36 per ADS, and is subject to certain adjustments under the terms of the capped call transactions.

Following the closing of our initial public offering, the ADSs representing the underlying Class A ordinary shares became publicly traded and the conversion option is bifurcated and subject to derivative accounting. We have elected to use the fair value option which would require the hybrid instrument to be measured at fair value with any changes in fair value recognized in earnings. For the years ended December 31, 2017, 2018 and 2019, with the assistance of an independent third party valuation firm, we recorded a loss of US$52.0 million, a gain of US$41.3 million and a loss of US$472.9 million respectively, as changes in fair value of 2017 convertible notes in our consolidated statement of operations. For the years ended December 31, 2018 and 2019, we recognized total interest expense for coupon interest of US$6.9 million and US$14.3 million and amortization of discount on the liability component of US$14.2 million and US$33.3 million, respectively, on our 2018 and 2019 convertible notes.

Capital Expenditures

Our capital expenditures amounted to US$79.7 million, US$178.4 million and US$247.1 million in 2017, 2018 and 2019, respectively. In the past, capital expenditure was incurred for purchases of property and equipment and intangible assets, such as game licenses and other intellectual property rights. The increase in our capital expenditure in 2019 was mainly attributable to the additional investment in servers due to the growth of our e-commerce business and digital entertainment business, as well as the leasehold improvements due to the expansion of our business. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Holding Company Structure

Sea Limited is a holding company that does not have substantive operations. We conduct our operations primarily through our subsidiaries and our consolidated affiliated entities. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, as determined in accordance with local regulations, our subsidiaries and VIEs in certain of our markets may be restricted from paying us dividends offshore or from transferring a portion of their assets to us, either in the form of dividends, loans or advances, unless certain requirements are met and regulatory approvals are obtained. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Our Markets—The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under the laws of their respective jurisdictions.” Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

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

The table below sets forth the respective revenue contributions of (i) our company and our subsidiaries and (ii) our VIEs for the periods indicated as a percentage of total revenue:

	Revenue(1)
	For the Year Ended December 31,
	2017	2018	2019
Our company and our subsidiaries	51.4%	58.5%	79.6%
Our VIEs(2)	48.6%	41.5%	20.4%

(1)	The percentages given exclude inter-company transactions among Sea Limited, our subsidiaries and our VIEs.

(2)	For the purpose of this table, our digital entertainment entity and e-commerce entity in Taiwan are included as VIE as they remained as VIEs during 2018.

The table below sets forth the respective asset contributions of (i) our company and our subsidiaries and (ii) our VIEs as of the dates indicated as a percentage of total assets:

	Total Assets(1)
	As of December 31,
	2018	2019
Our company and our subsidiaries	80.0%	89.2%
Our VIEs(2)	20.0%	10.8%

(1)	The percentages given exclude inter-company balances among Sea Limited, our subsidiaries and our VIEs.

(2)	For the purpose of this table, our digital entertainment entity and e-commerce entity in Taiwan are included as VIE as they remained as VIEs during 2018.

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

Digital Entertainment

We distribute online games, including self-developed games and licensed online games from game developers, through our PC-based and mobile-based applications as well as certain app stores. We offer many ways for users to purchase in-game virtual items, including the SeaMoney and Shopee platform, other online payment gateways, bank transfers, credit cards, mobile phone billing and prepaid cards, including our own prepaid cards, which are sold through agents. As we control the service of providing games to the users and have a direct contractual arrangement with our paying users and have the right to determine the price to be paid by such users, the gross proceeds collected from these channels represent revenue to be recognized, while the amounts retained by these channels based on a predetermined percentage represent our cost of revenue to be recognized.

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

Revenue is recognized over the performance obligation period. For purposes of determining the performance obligation period, we have determined that an implied obligation exists to the paying users to continue providing access to the virtual items purchased within the online games over an estimated delivery obligation period. Such delivery obligation period is determined in accordance with the estimated average lifespan of the virtual items sold, estimated average lifespan of the paying users or the estimated game licensing periods of the said games or similar games.

●
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

●
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

●	Game-based revenue model. Revenue is recognized ratably over the estimated game licensing periods if there are no better estimation alternatives.

We believe the current revenue models provide reasonable depiction of the service transferred patterns to the customers and they represent the best estimation of the time period the customers are likely to play the respective games. Determining the estimated service period is subjective and requires management’s judgment. Future users’ usage patterns and playing behavior may change and differ from the historical usage patterns and playing behavior, and therefore the estimated service period may change accordingly in the future.

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

E-commerce

Our e-commerce business charges sellers on its marketplace a fixed rate commission fee based on gross merchandise values in selected markets. Fees are charged when the transactions are completed and settled. Such commission fees charged are recognized on a net basis.

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

To comply with these foreign ownership restrictions, we conduct our digital entertainment and e-payment businesses in Vietnam through VIEs using contractual arrangements, including:

●	loan agreements;

●	exclusive option agreements;

●	exclusive business cooperation agreements;

●	financial support confirmation letters;

●	powers of attorney; and

●	equity interest pledge agreements.

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

Investments

In accordance with ASC 320, Investments - Debt Securities, we classify the investments in debt securities as “held-to-maturity,” “trading” or “available-for-sale,” whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses, if any, on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The securities that we have positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and measured at fair value. Unrealized holding gains and losses for trading securities are included in earnings. Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities would be recognized in earnings when the decline in value is determined to be other-than-temporary.

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

Share-based Compensation

We adopted a share incentive plan in September 2009, last amended in July 2019, or the 2009 Plan. Under the 2009 Plan, we may grant options, restricted shares, restricted share units or share appreciation rights to our officers, employees, directors and other eligible persons. The maximum number of ordinary shares which may be issued pursuant to all awards under the 2009 Plan will increase on January 1 of each of 2019, 2020, 2021 and 2022 by 5% of the total number of all classes of our ordinary shares outstanding on that day immediately before such annual increase pursuant to the 2009 Plan. As of January 1, 2020, the maximum number of shares which may be issued pursuant to all awards under the Plan is 123,292,170 Class A ordinary shares.

Share options, restricted share awards, restricted share units and share appreciation rights granted to employees are accounted for based on the fair value and recognized as compensation expense over the requisite service period (which is generally the vesting period) in the consolidated statements of operations. We have elected to recognize compensation expense using the straight-line method for equity-classified share-based awards granted with service conditions that have a graded vesting schedule. Forfeitures are accounted for as they occur.

The following table summarizes our employee share option activity as of the dates indicated:

	As of December 31,
	2017	2018	2019
Number of options granted	1,915,000	26,500,000	15,327,884
Weighted average exercise price (US$)	14.19	15.00	15.00
Weighted average grant date fair value (US$)	5.26	3.02	12.05

We calculated the estimated fair value of the options on the respective grant dates using the Black-Scholes option pricing model with the following assumptions:

Granted in
	2017	2018	2019
Risk-free interest rates	1.99% - 2.25%	2.75% - 2.92%	2.34% - 2.68%
Expected term	5.5 - 7 years	5 - 7 years	5.5 - 8.5 years
Expected volatility	34.3% - 37.0%	33.3% - 35.2%	33.0% - 35.0%
Expected dividend yield	—	—	—

The Black-Scholes option pricing model was applied in determining the estimated fair value of the share options granted to employees. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and the expected term of the option for which employees are likely to exercise their share options. The risk-free rate for periods within the contractual life of the option is based on the U.S. dollar swap curve at the time of grant. We have used the simplified method to determine the expected term due to insufficient historical exercise data to provide a reasonable basis to estimate expected term. For expected volatilities, we have made reference to the historical price volatilities of ordinary shares of several comparable companies in the same industry as us. Because we have never declared or paid any cash dividends on our ordinary shares and do not presently plan to pay cash dividends in the foreseeable future, we used an expected dividend yield of zero. Changes in these assumptions could significantly affect the estimated fair value of our share options and hence the amount of compensation expense that we recognize in our consolidated financial statements. Prior to our initial public offering, the estimated fair value of the ordinary shares, at the option grant dates, was determined with assistance from an independent third party valuation firm. Our management is ultimately responsible for the determination of the estimated fair value of its ordinary shares. The per option weighted-average grant-date fair value of share options granted in 2017, 2018 and 2019 was US$5.26, US$3.02 and US$12.05 respectively.

The following table summarizes our restricted share awards and restricted share units activity as of the dates indicated:

	As of December 31,
	2017	2018	2019
Number of restricted share awards and restricted share units granted	950,000	4,983,162	6,249,313
Weighted average grant date fair value (US$)	15.15	12.30	20.50

Share-based compensation costs for restricted share awards and restricted share units are measured based on the fair value of our ordinary shares on the date of grant. The estimated fair value of the ordinary shares, at the option grant dates prior to our IPO, is adjusted for discount due to the lack of marketability at 14%.

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

Subsequently in April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments (“ASU 2019-04”), which clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. This ASU allows the entity to measure the allowance for credit losses on accrued interest receivable balances separately from other components of the amortized cost basis of associated financial assets, and make an accounting policy election for allowance for/written off credit losses on accrued interest receivables and related disclosure. In addition, it also indicates that the measurement alternative in ASC 321 for equity securities without readily determinable fair values represents a nonrecurring fair value measurement under ASC 820, Fair Value Measurements and Disclosures; therefore, such securities should be remeasured at fair value when an entity identifies an orderly transaction “for an identical or similar investment of the same issuer,” and applicable ASC 820 disclosures are required. The amendments also clarify such equity securities should be remeasured at historical exchange rates and the historical exchange rate used should be that at the later of the acquisition date or the most recent fair value measurement date.

We will adopt ASU 2016-13 and ASU 2019-04 in the first quarter of 2020. We do not expect the adoption of ASU 2016-13 and ASU 2019-04 to have a material impact on our consolidated financial statements.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

As of December 31, 2019, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019.

		Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(US$ thousands)
Operating lease obligations, including imputed interest(1)	246,330	59,410	110,506	58,318	18,096
Obligations for leases that have not yet commenced, including imputed interest(1)	12,968	1,812	7,088	4,068	—
Finance lease obligations, including imputed interest(1)	8,869	2,719	5,090	1,060	—
Debt, including scheduled interest(2)	1,829,914	26,204	49,241	1,754,469	—
Purchase obligations	38,313	36,413	—	—	1,900
Minimum guarantee commitments(3)	31,733	15,333	16,000	—	400
Total	2,168,127	141,891	187,925	1,817,915	20,396

(1)	For further information, refer to Note 8 of the audited financial statements included in this annual Report on Form 20-F.

(2)	The principal balances of the 2018 convertible notes and 2019 convertible notes are reflected in the payment period in the table above based on the contractual maturity assuming no conversion.

(3)	We have commitments to pay minimum royalty fees to game developers for certain online games we have licensed.

Other than the contractual obligations and commercial commitments set forth above, we did not have any long-term debt obligations, finance lease obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2019.

G.	Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Forrest Xiaodong Li	42	Chairman and Group Chief Executive Officer
Gang Ye	39	Director and Group Chief Operating Officer
Yuxin Ren	44	Director
Tony Tianyu Hou	41	Director and Group Chief Financial Officer
David Heng Chen Seng	53	Director
Khoon Hua Kuok	41	Director
David Jingye Chen	39	Chief Product Officer of Shopee
Chris Zhimin Feng	37	Chief Executive Officer of Shopee and Chief Executive Officer of SeaMoney
Yanjun Wang	39	Group Chief Corporate Officer, Group General Counsel and Company Secretary
Maneerut Anulomsombut (Nok)	41	Chief Executive Officer of Thailand
Terry Feng Zhao	36	President of Garena

Forrest Xiaodong Li is our founder and has served as the chairman of Sea Limited and our group chief executive officer since our inception in May 2009. He is a member of the board of directors of the Singapore Economic Development Board. Forrest has also served as an independent non-executive director of Shangri-La Asia Limited, a leading global hospitality group listed on the Hong Kong Stock Exchange, and as a member of the nomination committee of the board, since May 2019. He previously held positions in multinational corporations such as Viacom Media Networks, Corning Inc. and Motorola. Forrest holds an M.B.A. degree from Stanford University’s Graduate School of Business and a bachelor’s degree in Engineering from Shanghai Jiaotong University.

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

David Heng Chen Seng has served as our director since October 2017. David has been the chief executive officer of ABC World Pte. Ltd., a private equity fund, since February 2019. He had held several senior positions at Temasek from 2003 to 2018, including joint head of consumer, head of real estate investment, joint head of China and head of Japan and Korea, and left Temasek as a senior advisory director in January 2019. Prior to joining Temasek in 2003, he was with Deutsche Bank AG as a vice president in its telecom, media and technology investment banking division from 2000 to 2003 and was a vice president of merger and acquisition advisory for Hong Kong and Singapore at Deutsche Bank from 1998 to 2000. Prior to joining Deutsche Bank, David worked at Standard Chartered Merchant Bank. He currently serves as a director at Sentosa Development Corporation and Singapore Art Museum, among other companies. David holds an M.B.A. degree from the University of Hull and a Bachelor of Engineering degree from the University of Canterbury.

Khoon Hua Kuok has served as our director since October 2017. Khoon Hua is the chairman of Kerry Holdings Limited, the main investment holding company of the Kuok Group in Hong Kong. He is also a director of Kerry Group Limited and Kuok (Singapore) Limited, the executive chairman of Kerry Logistics Network Limited and the vice chairman and chief executive officer of Kerry Properties Limited, both of which are companies listed on the Hong Kong Stock Exchange, and a non-executive director of Wilmar International Limited, a company listed on the Singapore Stock Exchange. Khoon Hua holds a B.A. degree in Economics from Harvard University.

David Jingye Chen is our co-founder and has served as the chief product officer of Shopee since January 2020. He served as our group chief of staff between January 2017 and December 2019, and as our group chief operating officer from our inception in May 2009 to December 2016. He previously held positions at PSA Corporation Limited. David holds a bachelor’s degree in Computer Engineering with first class honors from the National University of Singapore.

Chris Zhimin Feng joined our company in March 2014 and has served as the chief executive officer of Shopee since July 2015 and as the chief executive officer of SeaMoney since March 2020. Chris previously served as our head of mobile business and was responsible for operating our mobile game business. Before joining our company, Chris was part of the Southeast Asia founding team at Rocket Internet SE from December 2011 to February 2014, establishing ventures such as Zalora and Lazada. Chris also served as regional managing director at Zalora and chief purchasing officer at Lazada during his tenure at Rocket Internet SE. From March 2005 to December 2011, Chris served as a management consultant at McKinsey & Company, across its Frankfurt, Copenhagen and Singapore offices. Chris holds a bachelor’s degree in Computer Science with first class honors from the National University of Singapore.

Yanjun Wang has served as our group chief corporate officer since May 2019, as our company secretary since November 2017, and as our group general counsel since March 2014. Prior to joining our company, Yanjun was an attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Kirkland & Ellis in Hong Kong. She is qualified to practice law in the State of New York. She holds a J.D. degree from Harvard Law School and a B.A. degree in Economics from Harvard University.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2019, we paid and accrued fees and compensation (excluding equity-based awards) of approximately US$7.1 million to our directors and executive officers as a group. In 2019, we also granted them options to purchase an aggregate of 15,200,000 Class A ordinary shares and granted 20,000 restricted share units for our Class A ordinary share. For more information on share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

2009 Share Incentive Plan

We adopted the 2009 Plan to promote the success of our business and the interests of our shareholders by providing additional incentives to attract, motivate, retain and reward our officers, employees, directors and other eligible persons and to link the interests of the award recipients with our shareholders. In February 2018, our board of directors approved automatic increases on January 1 of each of 2019, 2020, 2021 and 2022 of the maximum aggregate number of ordinary shares which may be issued under the 2009 Plan by 5% of the total number of ordinary shares of all classes of the company outstanding on that day immediately before the increase. In July 2019, our board of directors approved a one-time increase of the maximum aggregate number of shares which may be issued pursuant to the 2009 Plan by three million, from 100,129,938 shares to 103,129,938 shares, and at the same time reduced three million shares from the scheduled automatic increase of shares pursuant to the aforesaid automatic annual increase mechanism on January 1, 2020. As a result, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2009 Share Incentive Plan has increased to 123,292,170 beginning January 1, 2020 from 103,129,938 as of December 31, 2019. The awards expire 10 years after the date of the grant.

As of March 15, 2020, outstanding awards granted under the 2009 Plan consisted of (i) options to purchase 47,642,875 Class A ordinary shares, (ii) 53,352 restricted Class A ordinary shares, (iii) 9,983,546 restricted Class A ordinary share units, and (iv) 183,760 share appreciation rights.

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

The table below sets forth certain information as of December 31, 2019 concerning the outstanding awards we have granted to our directors and executive officers on an individual basis.

Name	Class A Ordinary Shares Underlying Outstanding Awards Granted	Price (US$/Share)	Date of Grant	Date of Expiration
Forrest Xiaodong Li	4,600,000(1)(4)	15.0	April 30, 2018	April 30, 2028
	10,000,000(1)(4)	15.0	April 30, 2019	April 30, 2029
	1,216(3)	—	January 31, 2018	—
Gang Ye	275,011(1)	4.5	January 26, 2015	January 26, 2025
	10,000,000(1)	15.0	February 28, 2018	February 28, 2028
	973(3)	—	January 31, 2018	—
	45,000(3)	—	February 28, 2018	—
Tony Tianyu Hou	*(1)	4.5	January 26, 2015	January 26, 2025
	*(1)	15.0	February 28, 2018	February 28, 2028
	*(3)	—	January 31, 2018	—
	*(3)	—	February 28, 2018	—
David Heng Chen Seng	*(3)	—	October 19, 2019	—
Khoon Hua Kuok	10,000(3)	—	October 19, 2019	—
David Jingye Chen	802,140(1)	1.8	January 11, 2014	January 11, 2024
	400,000(1)	4.5	January 26, 2015	January 26, 2025
	2,000,000(1)	15.0	February 28, 2018	February 28, 2028
	973(3)	—	January 31, 2018	—
	45,000(3)	—	February 28, 2018	—
Chris Zhimin Feng	*(1)	0.5	January 10, 2014	January 10, 2024
	*(1)	4.5	January 26, 2015	January 26, 2025
	*(1)	15.0	February 28, 2018	February 28, 2028
	*(1)	15.0	February 28, 2019	February 28, 2029
	*(2)	—	December 30, 2016	—
	*(3)	—	January 31, 2018	—
Yanjun Wang	*(1)	4.5	January 26, 2015	January 26, 2025
	*(1)	15.0	February 28, 2018	February 28, 2028
	*(3)	—	January 31, 2018	—
	*(3)	—	February 28, 2018	—
Maneerut Anulomsombut (Nok)	*(1)	15.0	February 28, 2018	February 28, 2028
	*(3)	—	January 31, 2018	—
	*(3)	—	February 28, 2018	—
Terry Feng Zhao	*(1)	4.5	January 26, 2015	January 26, 2025
	*(1)	15.0	January 31, 2019	January 31, 2029
	*(3)	—	January 31, 2018	—
	*(3)	—	February 28, 2018	—
All directors and executive officers as a group	44,455,566

*	Each of these directors and executive officers beneficially owns less than 1% of our total outstanding shares as of December 31, 2019.
(1)	Represents options to purchase Class A ordinary shares.
(2)	Represents unvested restricted Class A ordinary shares.
(3)	Represents unvested restricted shares units for Class A ordinary shares.
(4)
Granted pursuant to the previously disclosed authorization by our board of directors on April 8, 2018 of options to purchase a total of twenty million Class A ordinary shares, to be granted to Forrest between April 2018 and April 2020 and to vest between April 2019 and April 2022.

In May 2019, the board of the company generally authorized grants to Forrest and certain other employees of options to purchase 20 million and 30 million Class A ordinary shares of the company, respectively, at US$22.50 per share, with the actual grants of such awards conditioned on the availability of such shares under our 2009 Plan. To date, these awards have not been granted as the condition has not been satisfied. The awards, when granted, shall have a four-year vesting period commencing no earlier than January 1, 2022.

C.	Board Practice

Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction. Subject to applicable New York Stock Exchange listing rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service, or an appropriate negative statement.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Mr. David Heng Chen Seng and Mr. Khoon Hua Kuok, and is chaired by Mr. David Heng Chen Seng. Each of Mr. David Heng Chen Seng and Mr. Khoon Hua Kuok meets the independence standards under Rule 10A-3 under the Exchange Act. Mr. David Heng Chen Seng also satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual. Our board of directors has also determined that Mr. David Heng Chen Seng qualifies as an “audit committee financial expert” within the meaning of the SEC rules and that both members of the audit committee are financially literate within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

●	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving related party transactions;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	meeting periodically with the management and our internal auditor and our independent registered public accounting firm; and

●	reviewing and discussing our accounting and control policies and procedures and any steps taken to monitor and control major financial risk exposure.

Compensation Committee.    Our compensation committee consists of Mr. Forrest Xiaodong Li and Mr. Khoon Hua Kuok, and is chaired by Mr. Forrest Xiaodong Li.  Our compensation committee assists the board in reviewing and evaluating the compensation structure, including compensation plans relating to our directors and executive officers. The compensation committee is responsible for, among other things:

●	reviewing and approving the compensation package for our chief executive officer;

●	reviewing the annual bonus, long-term incentive compensation, stock option, employee pension and welfare benefit plans of our company;

●	reviewing annually and administering all long-term incentive compensation or equity plans; and

●	selecting and receiving advice from compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management.

Corporate Governance and Nominating Committee.    Our corporate governance and nominating committee consists of Mr. Forrest Xiaodong Li and Mr. Khoon Hua Kuok, and is chaired by Mr. Forrest Xiaodong Li. The corporate governance and nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board of directors. The corporate governance and nominating committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, qualification, experience and availability of service to us;

●	review the performance of our board of directors and management and will make appropriate recommendations for improving performance; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares of our company, including the registering of such shares in our share register.

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

Our human capital has scaled alongside the growth of our business. We had a total of approximately 10,200, 22,600 and 29,800 employees as of December 31, 2017, 2018 and 2019, respectively. The following table indicates the distribution of our employees by business and role as of December 31, 2019:

Function	Number of Employees
General operation	18,900
Sales and marketing	5,700
General and administrative	2,400
Research and development	2,800
Total	29,800

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

E.	Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 15, 2020 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 466,076,180 ordinary shares issued and outstanding as of March 15, 2020, comprising 313,900,477 Class A ordinary shares and 152,175,703 Class B ordinary shares.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Total Class A and Class B Ordinary Shares†	Percentage of Total Voting Power Held ††
Directors and Executive Officers:(1)
Forrest Xiaodong Li(2)	32,916,092	92,101,446	25.4	38.8
Gang Ye(3)	31,364,481	—	6.7	3.2
Yuxin Ren	*	—	*	*
Tony Tianyu Hou	*	—	*	*
David Heng Chen Seng	*	—	*	*
Khoon Hua Kuok(4)	17,549,838	—	3.8	2.3
David Jingye Chen(5)	10,450,485	—	2.2	1.1
Chris Zhimin Feng	*	—	*	*
Yanjun Wang	*	—	*	*
Maneerut Anulomsombut (Nok)	*	—	*	*
Terry Feng Zhao	*	—	*	*
All directors and executive officers as a group	88,616,602	92,101,446	36.6	45.7
Principal Shareholders:
Tencent entities(6)	12,829,584	106,647,910	25.6	25.1
Blue Dolphins Venture Inc(7)	—	45,527,793	9.8	17.7

*	Less than 1% of our total outstanding shares on an as converted basis.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 15, 2020, by the sum of Class A and Class B ordinary shares, and the number of Class A ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after March 15, 2020.

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

(2)
Represents (i) 45,527,793 Class B ordinary shares held by Blue Dolphins Venture Inc, a British Virgin Islands company wholly-owned by Mr. Li, (ii) 459,750 Class A ordinary shares beneficially owned by Mr. Li, (iii) 9,600,000 Class A Ordinary Shares issuable upon exercise of options held by Mr. Li within 60 days from March 15, 2020, (iv) 136 Class A Ordinary Shares issuable upon vesting of restricted share units held by Mr. Li within 60 days from March 15, 2020, (v) an aggregate of 22,856,206 Class A Ordinary Shares held by the directors and employees of the Issuer and Garena ESOP Program (PTC) Limited that have given Mr. Li an irrevocable proxy to vote such shares, including 16,581,313 Class A Ordinary Shares issuable upon exercise of options within 60 days from March 15, 2020 and 472,350 Class A Ordinary Shares issuable upon vesting of restricted shares and restricted share units within 60 days from March 15, 2020, and (vi) 46,573,653 Class B ordinary shares held by Tencent for which it has given Mr. Li an irrevocable proxy to vote such Class B ordinary shares (such Class B ordinary shares do not include those shares covered solely by an irrevocable proxy giving Mr. Li the voting rights only over matters relating to our board size and composition).

(3)
Represents (i) 26,089,361 Class A ordinary shares held or beneficially owned by Mr. Ye, and (ii) 5,275,120 Class A ordinary shares issuable upon exercise of options or vesting of restricted share units held by Mr. Ye within 60 days from March 15, 2020. With respect to 6,562,675 Class A ordinary shares, Forrest Xiaodong Li, our founder, chairman and group chief executive officer, has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Mr. Ye.

(4)
Includes (i) 2,160,283 Class A ordinary shares held or beneficially owned by Bright Magic Investments Limited, a British Virgin Islands company, (ii) 1,851,860 Class A ordinary shares held by Paxton Ventures Limited, a British Virgin Islands company, (iii) 6,593,750 Class A ordinary shares held by Super Class Ventures Limited, a British Virgin Islands company, (iv) 1,270,000 Class A ordinary shares beneficially owned by Crystal White Limited, a Hong Kong company, (v) 4,300,000 Class A ordinary shares beneficially owned by Velmar Company Limited, a Hong Kong company, and (vi) 1,363,945 Class A ordinary shares issuable upon conversion of US$27 million principal amount of our 2018 convertible notes held by Macromind Investments Limited, which is currently convertible. Bright Magic Investments Limited, Crystal White Limited, Macromind Investments Limited, and Velmar Company Limited are all wholly-owned subsidiaries of Kerry Group Limited. Paxton Ventures Limited and Super Class Ventures Limited are associates of Kerry Group Limited. Mr. Kuok is a director of Kerry Group Limited and Super Class Ventures Limited and has indirect minority interests in all of the aforesaid entities. Mr. Kuok may be deemed to have beneficial interests in the shares beneficially owned by all of the aforesaid entities, but he disclaims beneficial ownership of such shares for all other purposes. The business address of Kerry Group Limited is 32/F, Kerry Centre, 683 King’s Road, Quarry Bay, Hong Kong. Shares beneficially owned by Mr. Kuok do not include the shares issuable upon conversion of the US$100 million principal amount of our 2019 convertible notes currently held by Macromind Investments Limited, subject to the terms and conditions of such notes.

(5)
Represents (i) 8,248,236 Class A ordinary shares held or beneficially owned by Mr. Chen, and (ii) 2,202,249 Class A ordinary shares issuable upon exercise of options or vesting of restricted share units held by Mr. Chen within 60 days from March 15, 2020. With respect to 2,293,113 Class A ordinary shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Mr. Chen.

(6)
According to the latest information available to us (including Tencent’s Schedule 13D filed on March 12, 2019), represents (i) 5,333,333 Class A ordinary shares beneficially owned by Tencent Holdings Limited through Huang River Investment Limited, (ii) 106,647,910 Class B ordinary shares beneficially owned by Tencent Holdings Limited through Tencent Limited and another Tencent entity, which are both wholly-owned by Tencent Holdings Limited, and (iii) 7,496,251 Class A ordinary shares held by Tencent Limited. With respect to 46,573,653 Class B ordinary shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of the Tencent entities. Such Class B ordinary shares do not include those shares covered solely by an irrevocable proxy giving Mr. Li the voting rights only over matters relating to our board size and composition. Tencent Holdings Limited is a limited liability company organized and existing under the laws of the Cayman Islands and is currently listed on Hong Kong Stock Exchange. The registered office of Tencent Holdings Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(7)
Represents 45,527,793 Class B ordinary shares held by Blue Dolphins Venture Inc, a company wholly owned by Mr. Li. The registered address of Blue Dolphins Venture Inc is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

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

As of March 15, 2020, 250,225,800 of our Class A ordinary shares were held as ADSs by the depositary for our ADS holders. Other than the depositary, we are not aware of any record shareholder being a United States citizen or an entity incorporated in the United States as of March 15, 2020.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For certain information as of December 31, 2019 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our share incentive plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” Other than under the 2009 Plan, there are no arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our VIEs, Their Shareholders and Us

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Our VIEs, Their Shareholders and Us.”

Convertible Notes

We issued a convertible promissory note in the principal amount of US$100 million to Tencent in March 2017. The principal amounts of the convertible promissory notes may be converted, in whole or in part, into our Class A ordinary shares at a conversion price calculated based on an agreed formula (which stipulates a discount to the initial public offering price based on a discount rate and the period between the issuance date of the convertible promissory note and the pricing date of our initial public offering), subject to certain anti-dilution adjustments. In 2018, we incurred an interest expense payable to Tencent of US$1.5 million in relation to the convertible promissory note. Tencent has converted the entire principal amount of its notes in 2019.

In June 2018, we completed an offering of 2.25% convertible senior notes in an aggregate principal amount of US$575 million, including a sum of US$50 million to Tencent. The notes will mature on the fifth anniversary of the issuance dates. Upon satisfaction of certain conditions, note holders have the right, at their options, to convert the outstanding principal amount, in whole or in part, into our Class A ordinary shares at an initial conversion price of 50.5165 ADSs per US$1,000 principal amount (equivalent to US$19.80 per ADS), subject to certain anti-dilution and make-whole fundamental change adjustments. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity dates. In 2018 and 2019, we incurred interest expense payable to Tencent of US$0.6 million and US$1.1 million respectively in relation to the 2018 convertible notes.

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

Transactions with Certain Shareholder

In 2019, we paid Tencent US$122.2 million in royalties and license fees for licensing their games and US$19.0 million for cloud computing services provided by Tencent.

In 2019, we received US$1.6 million in royalties for licensing of games and US$0.4 million in rack rental income for server usage from Tencent.

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

Class Action Litigation

On November 1, 2018, a putative class action captioned Plutte v. Sea Limited, et al., No. 655436/2018, was filed in New York state court against our Company, certain of our officers and directors, and the underwriters arising out of our initial public offering in October 2017. The plaintiffs filed an amended complaint on January 25, 2019, alleging that the prospectus and registration statements for our initial public offering contained material misstatements or omissions in violation of the U.S. securities laws. In March 2019, the Company moved to dismiss the action in its entirety, and the Court heard oral argument in December 2019. The motion remains pending. We believe the case is without merit and intend to vigorously defend the action. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information —D. Risk Factors —Risks Related to Our Business —We may be subject to risks related to litigation and regulatory proceedings.”

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

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law (as amended) of the Cayman Islands, or Companies Law, and the common law of the Cayman Islands.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company is not required to open its register of members for inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value, negotiable or bearer shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our Eighth Amended and Restated Memorandum and Articles of Association prohibit us from issuing bearer or negotiable shares. Our company will issue only non-negotiable shares in registered form, which will be issued when registered in our register of members.

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

Register of Members

Under Cayman Islands law, we must keep a register of members and there must be entered therein:

●
the names and addresses of the members, together with a statement of the shares held by each member, and such statement shall confirm (i) of the amount paid or agreed to be considered as paid, on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

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

In addition, upon any sale, transfer, assignment or disposition of ownership in any Class B ordinary shares by a holder thereof or the direct or indirect transfer or assignment of the voting power attached to such Class B ordinary shares through voting proxy or otherwise to any person or entity which is not a permitted transferee, such Class B ordinary shares will automatically convert into an equal number of Class A ordinary shares. Permitted transferees of our founder include certain of his relatives so long as our founder keeps voting rights over the Class B ordinary shares held by such transferees, and for Tencent include certain of its affiliates. Upon termination of the Tencent irrevocable proxy, all issued and outstanding Class B ordinary shares will automatically convert into an equal number of Class A ordinary shares (subject to the exception described below). The Tencent irrevocable proxy will terminate upon the earliest of (i) the tenth anniversary of the completion of our initial public offering, which can be extended if the parties agree; (ii) our founder voluntarily ceasing to be our group chief executive officer; (iii) the death or permanent incapacity of our founder; (iv) our founder failing to spend at least half of all work days, excluding certain leaves, in any given calendar year on our business, the end of such calendar year; (v) our founder voting the proxy shares on the Tencent director matter contrary to the written direction of Tencent; or (vi) the mutual agreement of the parties. However, if upon the tenth anniversary of the completion of our initial public offering the number of issued and outstanding Class B ordinary shares held by Tencent is less than 50% of the total number of issued and outstanding Class B ordinary shares held by it immediately after the completion of our initial public offering, all of the Class B ordinary shares then held by Tencent will automatically convert into an equal number of Class A ordinary shares, and all of the Class B ordinary shares held by our founder and his permitted transferees will not convert into Class A ordinary shares until the earliest of an additional ten years or any of the events described in (ii), (iii) and (iv) above. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances and no Class B ordinary shares will be issued after our initial public offering.

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

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Eighth Amended and Restated Memorandum and Articles of Association allow shareholders holding shares representing in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition a special meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our Eighth Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also, but is not required to, decline to register any transfer of any ordinary share unless:

●
the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

●	the ordinary shares transferred are free of any lien in favor of us; or

●	a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as the board of directors may from time to time require, is paid to us in respect thereof.

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

Issuance of Additional Shares

Our Eighth Amended and Restated Memorandum and Articles of Association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. Our Eighth Amended and Restated Memorandum and Articles of Association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without further action by our shareholders to the extent authorized but unissued (other than issue additional supervoting shares which will require the consent of holders of not less than 80% of the issued and outstanding Class B ordinary shares). Issuance of these shares may dilute the voting power of holders of ordinary shares.

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

Variations of Rights of Shares

The rights attached to our Class B ordinary shares may be varied only when at least 80% of the issued and outstanding Class B ordinary shares provide written consent or at a separate meeting pass a resolution by holders of not less than 80% of the issued and outstanding Class B ordinary shares to sanction such variation. The rights attached to any other class of shares may, unless otherwise provided by the terms of issue of the shares of or the rights attaching to that class, be materially adversely varied only with the written consent of the holders of a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information—H. Documents on Display.”

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	convert all or any of its paid up shares into stock and reconvert the stock into paid up shares of any denomination;

●
sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our Eighth Amended and Restated Memorandum of Association; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; and

●
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

Special Approvals

Our Eighth Amended and Restated Memorandum and Articles of Association provide that any amendment of any terms of Class B ordinary shares, any change of control of our company upon merger or consolidation, scheme of arrangement or other similar transactions, the sale or exclusive license of all or substantially all of our intellectual property, or any issuance of shares carrying more than one vote per share, shall require the separate approval of at least 80% of the issued and outstanding Class B ordinary shares.

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

The following discussion is a summary of Cayman Islands, Singapore and U.S. federal income tax considerations of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in our ADSs or ordinary shares, such as the tax considerations under state, local and other tax laws, or tax laws of jurisdictions other than the Cayman Islands, Singapore and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law. To the extent that the discussion relates to matters of Singapore tax law, it represents the opinion of Rajah & Tann Singapore LLP, our counsel as to Singapore law.

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

We believe that Sea Limited is not a Singapore tax resident for Singapore income tax purposes. However, the tax resident status of Sea Limited is subject to determination by the IRAS and uncertainties remain with respect to our tax residence status. It is not certain if Sea Limited will be classified as a Singapore tax resident. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Our Markets” for a discussion of the Singapore tax consequences to non-resident investors if Sea Limited is deemed to be a Singapore tax resident. The statements below are based on the assumption that Sea Limited is not a tax resident in Singapore for Singapore income tax purposes.

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

United States Federal Income Taxation

The following discussion is a summary of the U.S. federal income tax considerations to U.S. Holders (as defined below) of the ownership and disposition of our ADSs or ordinary shares. The discussion is not a complete analysis or listing of all of the possible tax considerations and does not address all tax considerations that may be relevant to investors in light of their particular circumstances. Special rules that are not discussed in the general descriptions below may also apply. In particular, the description of U.S. federal income tax considerations deals only with U.S. Holders that own our ADSs or ordinary shares as capital assets. In addition, the description of U.S. federal income tax considerations does not address the tax treatment of special classes of U.S. Holders, such as banks and other financial institutions, insurance companies, persons holding our ADSs or shares as part of a “straddle,” “hedge,” “appreciated financial position,” “conversion transaction” or other risk reduction strategy, U.S. expatriates, persons liable for alternative minimum tax, Medicare tax, any applicable requirements to report foreign financial assets, brokers or dealers in securities or currencies, holders whose “functional currency” is not the U.S. dollar, regulated investment companies, real estate investment trusts, partnerships (or any entity treated as a partnership for U.S. federal income tax purposes) and other pass-through entities, traders in securities who have elected the mark-to-market method of accounting for their securities, individual retirement accounts or other tax-deferred accounts, holders who acquired shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, tax-exempt entities, and investors who own directly, indirectly through certain non-U.S. entities, or constructively 10% or more of the voting power or value of our aggregate shares outstanding. The following discussion does not address any tax considerations arising under the laws of any U.S. state or local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income tax.

The discussion is based on the laws of the United States, including the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, all as in effect at the date of this annual report, and any of which may change, possibly with retroactive effect. Further, there can be no assurance that the IRS will not disagree with or will not challenge any of the conclusions reached and described herein. The discussion is also based, in part, on representations by the depositary and assumes that each obligation under the depositary agreement and any related agreement will be performed in accordance with its terms.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes:

●	a citizen or individual resident of the United States;

●	a corporation, or other entity treated as a corporation that is created in or organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income tax regardless of its source; or

●
a trust if either (1) a United States court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect to be treated as a U.S. person under applicable Treasury regulations.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ADSs or ordinary shares, the U.S. federal income tax treatment of such partnership and each partner will generally depend on the status and the activities of the partnership and the partner. Partnerships that hold our ADSs or ordinary shares, and partners in such partnerships, should consult their tax advisors regarding the U.S. federal, state and local and non-U.S. tax considerations applicable to them of the ownership and disposition of our ADSs or ordinary shares.

For U.S. federal income tax purposes, U.S. Holders of ADSs generally will be treated as the owners of the ordinary shares represented by the ADSs. Accordingly, except as otherwise noted, the U.S. federal income tax considerations discussed below apply equally to U.S. Holders of ADSs or the underlying ordinary shares.

Holders should consult their tax advisors regarding the particular tax considerations to them of the ownership and disposition of our ADSs or ordinary shares under the laws of the United States (federal, state and local) or any other relevant taxation jurisdiction.

Taxation of Distributions

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of any distribution to a U.S. Holder with respect to the ADSs or ordinary shares will generally be included in such holder’s gross income as ordinary dividend income on the date actually or constructively received by such holder, in the case of ordinary shares, or by the depositary, in the case of ADSs, to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that any distribution from us will generally be reported as a dividend. The amount of such dividend will include amounts withheld by us or our paying agent in respect of any foreign taxes. Any dividend from us will not be eligible for the dividends-received deduction generally allowed to corporations in respect of dividends received from U.S. corporations.

The amount of any dividend paid in foreign currency will equal the U.S. dollar value of the foreign currency received calculated by reference to the exchange rate in effect on the date the dividend is received by a U.S. Holder, in the case of ordinary shares, or by the depositary in the case of ADSs, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency received as a dividend is converted into U.S. dollars on the date it is received, a U.S. Holder will generally not be required to recognize foreign currency gain or loss in respect of the dividend income. If the foreign currency received as a dividend is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss.

With respect to individuals and certain other non-corporate U.S. Holders, dividends may constitute “qualified dividend income” that is subject to tax at the lower applicable capital gains rates provided that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, (2) we are not a PFIC for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. The ADSs, but not our ordinary shares, are listed on the NYSE so we anticipate that the ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard. U.S. Holders should consult their tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to the ADSs or ordinary shares (including rules relating to foreign tax credit limitations).

Dividends from us will generally constitute non-U.S. source income and be treated as “passive category income” for foreign tax credit limitation purposes. U.S. Holders may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding tax imposed on dividends received on the ADSs or ordinary shares. If a U.S. Holder does not elect to claim a foreign tax credit for foreign taxes withheld, such holder may instead claim a deduction for U.S. federal income tax purposes in respect of such taxes, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion under “— Passive Foreign Investment Company” below, a U.S. Holder will generally recognize gain or loss on any sale or other disposition of the ADSs or ordinary shares equal to the difference between the amount realized for such ADSs or ordinary shares and such holder’s tax basis in such ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Individuals and certain other non-corporate U.S. Holders who have held such ADSs or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S.-source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly, indirectly or constructively, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes because we entitled to substantially all of its economic benefits and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for U.S. federal income tax purposes, the composition of our income and assets would change and we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, based on our income and assets, and the value of the ADSs, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2019, and do not anticipate becoming a PFIC for the current taxable year or for the foreseeable future. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash (including the proceeds from this offering), our risk of becoming classified as a PFIC may substantially increase. In addition, because we have valued our goodwill based on the market value of the ADSs, a decrease in the market value of the ADSs may also result in our becoming a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, such holder will be subject to special tax rules with respect to any “excess distribution” that such holder receives on the ADSs or ordinary shares and any gain such holder realizes from a sale or other disposition (including a pledge) of our ADSs or ordinary shares, unless such holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

●
amounts allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be subject to tax as ordinary income; and

●
amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a U.S. Holder holds ADSs or ordinary shares and any of our non-U.S. affiliated entities are also PFICs, such holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. affiliate classified as a PFIC for purposes of the application of these rules.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the second preceding paragraph. If a U.S. Holder makes a valid mark-to-market election for the ADSs, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of such holder’s taxable year over such holder’s adjusted basis in such ADSs. The U.S. Holder is allowed a deduction for the excess, if any, of such holder’s adjusted basis in the ADSs over their fair market value as of the close of the taxable year. Deductions are allowable however, only to the extent of any net mark-to-market gains on the ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. The U.S. Holder’s basis in the ADSs will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate for qualified dividend income would not apply). If a U.S. Holder makes a valid mark-to-market election, and we subsequently cease to be classified as a PFIC, such U.S. Holder will not be required to take into account the mark-to-market income or loss described above during any period that we are not classified as a PFIC.

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Regulations. We expect that the ADSs will continue to be listed on the NYSE, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, if a U.S. Holder holds the ADSs, it is expected that the mark-to-market election would be available to such holder were we to become a PFIC. A mark-to-market election may not, however, be made with respect to the ordinary shares as they are not marketable stock. Accordingly, if we are a PFIC during any year in which a U.S. Holder holds ordinary shares, such holder will generally be subject to the special tax rules discussed above.

In addition, because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, such holder must generally file an annual report with the IRS. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations of holding, and disposing of ADSs or ordinary shares if we are or become a PFIC, including the availability and possibility of making a mark-to-market election.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE ADSs AND ORDINARY SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-220571), as amended, including the prospectus contained therein, together with the post-effective registration statement on Form F-1 (File No. 333-221029) to register additional securities that become effective immediately upon filing, to register our Class A ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File Number 333-220861) to register our ADSs and registration statements on Form S-8 (File Number 333-222071, 333-223551, 333-229137, 333-232859, and 333-235799) to register our securities to be issued under our 2009 Plan.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be obtained from the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

Foreign Exchange Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities when revenue or expense is denominated in a foreign currency and our net investments in foreign subsidiaries. We have transactional currency exposures arising from sales or cost of revenue that are denominated in a currency other than the respective functional currencies of our subsidiaries, primarily Indonesian rupiah, New Taiwan dollar, Thai baht, Singapore dollar, Malaysian ringgit, Vietnamese dong and Brazilian real. The foreign currencies in which these transactions are denominated are mainly U.S. dollar. Our sales and costs are denominated in the respective functional currencies of our subsidiaries. Our trade receivable and trade payable balances at the end of the reporting period have similar exposures. Such amounts include balances within the subsidiaries which, although eliminated from the consolidated balance sheets, will continue to contribute to foreign exchange risk exposures in the consolidated statements of operations and consolidated statements of comprehensive loss.

Foreign currency exchange rates for currencies in some of our markets have experienced substantial volatility. It is difficult to predict how market forces or the government policies in those markets may impact the exchange rates against the U.S. dollar in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.”

As of December 31, 2019, we had cash, cash equivalents and restricted cash of US$3,570.6 million. We had U.S. dollar-denominated cash, cash equivalents and restricted cash of US$2,591.1 million, New Taiwan dollar-denominated cash, cash equivalents and restricted cash of US$304.0 million, Indonesian rupiah-denominated cash, cash equivalents and restricted cash of US$155.5 million, Malaysian ringgit denominated cash, cash equivalents and restricted cash of US$133.9 million, Singapore dollar-denominated cash, cash equivalent and restricted cash of US$114.4 million, Thailand baht-denominated cash, cash equivalents and restricted cash of US$110.2 million and cash, cash equivalents and restricted cash denominated in other currencies of US$161.5 million. If the U.S. dollar had strengthened or weakened by 100 basis points against New Taiwan dollar, our cash, cash equivalents and restricted cash would have increased or decreased by US$3.0 million. If the U.S. dollar had strengthened or weakened by 100 basis points against Indonesian rupiah, our cash, cash equivalents and restricted cash would have increased or decreased by US$1.6 million. If the U.S. dollar had strengthened or weakened by 100 basis points against each of the other currencies in which we held cash, cash equivalents and restricted cash, our cash, cash equivalents and restricted cash would have increased or decreased by US$5.2 million.

Credit Risk

We are exposed to credit risk from our operating activities (primarily from trade and other receivables) and from our financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Our objective is to seek continual revenue growth while minimizing losses incurred due to increased credit risk exposure. Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, other receivables, available-for-sale investments, and amounts due from related parties. As of December 31, 2019, substantially all of our cash and cash equivalents were held at major financial institutions in the respective locations of our region. We believe that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions.

Inflation Risk

The majority of our revenue was generated in Indonesia, Taiwan, Vietnam and Thailand in 2019. Inflation did not have a material impact on our results of operations.

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

Our management, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2019. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls and procedure are designed to provide reasonable assurance of achieving their objectives. Based on this evaluation, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2019.

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

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the results of this assessment and on those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2019.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2018	2019
	(US$ thousands)
Audit fees(1)	3,400	2,700
Tax fees(2)	25	78
Audit related fees(3)	444	346
Other fees (4)	275	-

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements. This category also included professional services rendered by our independent registered public accounting firm for statutory audits required by non-U.S. jurisdictions. In 2019, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	“Tax fees” means the aggregate fees billed for the tax services provided with respect to tax consulting and tax audit assistance.

(3)
“Audit-related fees” means the aggregate fees billed in each fiscal years listed for professional services rendered by our principal auditors related to the audit of our financial statements that are not reported under “audit fees.”

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

Section 303A.08 of the New York Stock Exchange Listed Company Manual requires a listed company to give shareholders an opportunity to vote on all equity-compensation plans and material revisions thereto. We are a Cayman Islands company, and there are no shareholder approval requirements for such matter. Pursuant to the exemption granted to foreign private issuers under Section 303A.00 of the New York Stock Exchange Listed Company Manual, we have followed our home country practice in lieu of the requirements of Sections 303A.08. In November 2017 and February 2018, we obtained approvals from our board of directors to increase the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2009 Plan. In February 2018, our board of directors also approved automatic annual increases in the number of shares that may be issued under the 2009 Plan on January 1 of each of 2019, 2020, 2021 and 2022. In July 2019, our board of directors approved a one-time increase of the maximum aggregate number of shares which may be issued pursuant to the 2009 Plan by 3 million and at the same time reduced the same number of shares from the scheduled automatic increase of shares on January 1, 2020 pursuant to the aforesaid automatic annual increase mechanism. For additional information, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Section 303A.01 of the New York Stock Exchange Listed Company Manual requires a listed company to have a majority of independent directors, which is not required under the Companies Law of the Cayman Islands. Currently, our board of directors is composed of six members, two of whom are independent directors as described under “Item 6. Directors, Senior Management and Employees—C. Board Practice.”

We follow home country practice that permits our Audit Committee to consist of less than three members, in lieu of complying with Section 303A.07 of the New York Stock Exchange Listed Company Manual which requires each company to have an audit committee of at least three members. Our Audit Committee currently consists of two members. In addition, Section 303A.07 of the New York Stock Exchange Listed Company Manual require all audit committee members to satisfy the requirements for independence set out in Section 303A.02 of the New York Stock Exchange Listed Company Manual. We follow home country practice and currently have one member who does not fully satisfy all the independence requirements under Section 303A.02.

Pursuant to Sections 303A.04 and 303A.05 of the New York Stock Exchange Listed Company Manual, a listed U.S. company is required to have a nominating/corporate governance committee and a compensation committee, each composed entirely of independent directors. We follow home country practice and the compensation committee and corporate governance and nominating committee of our board of directors are not comprised entirely of independent directors.

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

2.4*	Description of Securities registered under Section 12 of the Exchange Act

3.1
Irrevocable Proxy, dated as of September 1, 2017, between the founder of Sea Limited, on the one hand, and Tencent Holdings Limited, Tencent Limited and Tencent Growthfund Limited, on the other hand (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.1
Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 10.1 from the post-effective amendment No.1 to our registration statement on Form S-8 (File No. 333-223551) filed with the SEC on March 28, 2018)

4.2
Form of Indemnification Agreement between Sea Limited and each director and executive officer (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.3
Form of Employment Letter with each executive officer (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.4
Fifth Amended and Restated Investors’ Rights Agreement, dated as of April 8, 2017, by and among the investors, Sea Limited and the certain shareholders named therein (incorporated by reference to Exhibit 10.5 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.5†
Software License and Distribution Agreement, dated as of January 20, 2010, by and between Riot Games, Inc. and Garena Online Private Limited, and amendments entered into from time to time (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.6
Form of Exclusive Business Cooperation Agreement between Sea Limited’s Singapore subsidiary and each VIE of Sea Limited (incorporated by reference to Exhibit 10.9 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.7
Form of Financial Support Confirmation Letter between Sea Limited or its Cayman Islands subsidiary and each VIE of Sea Limited (incorporated by reference to Exhibit 10.10 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.8
Form of Loan Agreement between Sea Limited or its Cayman Islands subsidiary and the shareholder(s) of each VIE of Sea Limited (incorporated by reference to Exhibit 10.11 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

Exhibit Number	Description of Document
4.9
Form of Exclusive Option Agreement among Sea Limited or its Cayman Islands subsidiary, each VIE of Sea Limited and the shareholder(s) of each VIE of Sea Limited (incorporated by reference to Exhibit 10.12 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.10
Form of Equity Interest Pledge Agreement among Sea Limited or its Cayman Islands subsidiary, each VIE of Sea Limited and the shareholder(s) of each VIE of Sea Limited (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.11
Form of Power of Attorney granted by the shareholder(s) of each VIE of Sea Limited (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.12
Form of Spousal Consent Letter granted by the spouse(s) of the shareholder(s) of each VIE of Sea Limited (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.13†
Amended and Restated Mobile Game Development Agreement, dated as of March 8, 2018, by and between Garena Online Private Limited and Proxima Beta Private Limited (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F filed with the SEC on April 10, 2018)

4.14	Indenture, dated as of June 18, 2018, by and between Sea Limited and Wilmington Trust, National Association

4.15†	Master License Agreement, dated as of November 16, 2018, by and between Garena Online Private Limited and Shenzhen Tencent Computer Systems Company Limited

4.16*	Indenture, dated as of November 18, 2019, by and between Sea Limited and Wilmington Trust, National Association

8.1*	Significant Subsidiaries and Consolidated Affiliated Entities of Sea Limited

11.1
Code of Business Conduct and Ethics of Sea Limited (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

12.1*	Certification by the Group Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Group Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Group Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Group Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of LCS & Partners

Exhibit Number	Description of Document
15.4*	Consent of Rajah & Tann LCT Lawyers

15.5*	Consent of Kudun and Partners Limited

15.6*	Consent of Rajah & Tann Singapore LLP

101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

†	Confidential treatment has been granted by the U.S. Securities and Exchange Commission with respect to portions of the exhibit that have been redacted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sea Limited

By:	/s/ Forrest Xiaodong Li
Name:	Forrest Xiaodong Li
Title:	Chairman and Group Chief Executive Officer

Date: April 14, 2020

SEA LIMITED

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2017, 2018 AND 2019

SEA LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sea Limited (the Company) as of December 31, 2018 and 2019, the related consolidated statements of operations, comprehensive loss, cash flows, and shareholders‘ equity (deficit) for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 14, 2020 expressed an unqualified opinion thereon.

Adoption of Topic 842 Leases

As discussed in Note 2(s) to the consolidated financial statements, the Company has changed its method for accounting for leases in 2019 due to the adoption of Topic 842 Leases.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited

Critical Audit Matters (cont’d)

Recognition of Digital Entertainment (“DE”) Revenue

Description of the Matter
For the year ended December 31, 2019, the Company’s revenue arising from DE was $1,136.0 million.

As outlined in Note 2(o) of the consolidated financial statements, DE revenue is recognized over the performance obligation period. The Company has determined that an implied obligation exists to the paying users to continue providing access to the purchased virtual goods within the online games over an estimated delivery obligation period. Such delivery obligation period is determined in accordance with the estimated average lifespan of the virtual goods sold, estimated average lifespan of the paying users or the estimated game licensing periods of the said games or similar games.

Auditing the DE revenue recognition process is complex and involves judgement to determine the historical paying users’ inactive rate, usage patterns and playing behavior, in estimating the average lifespan of the virtual goods sold and average lifespan of the paying users of the said games or similar games. In addition, the Company utilizes various operating systems to process user data and transactions and relies on automated processes and controls over the completeness and accuracy of the historical user and game data, which are key inputs to the above-mentioned estimates.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company’s DE revenue recognition process.  For example, we tested the automated controls of the related operating systems. We also tested the effectiveness of management’s review controls over assessing the completeness and accuracy of the historical user and game data and the appropriateness of the judgements regarding the most relevant historical user and game data to be applied in their estimates.

To test the recognition of DE revenue, our audit procedures included, among others, testing the completeness and accuracy of the above-mentioned underlying historical user and game data and assessing the reasonableness of the historical data applied in estimating the average lifespan of the virtual goods sold and average lifespan of the paying users of the said games or similar games. We also recalculated the amount of revenue to be deferred based on management’s estimated delivery obligation periods and compared those amounts with the amounts recorded by the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited

Critical Audit Matters (cont’d)

Measurement of long-lived assets in E-commerce (“EC”) and Digital Financial Services (“DFS”) segments

Description of the Matter
As at December 31, 2019, the Company’s long-lived assets in EC and DFS segments amounted to approximately 73.7% and 4.6% of the Company’s long-lived assets, respectively. The long-lived assets include property and equipment and intangible assets.

As outlined in Note 2(m) to the consolidated financial statements, the Company evaluates its long-lived assets for impairment when there are events or changes in circumstances which indicate that the carrying amounts of the long-lived assets may not be recoverable. Due to the continued losses incurred by the EC and DFS segments, the Company evaluated the related long-lived assets for impairment at the asset group level by comparing the carrying amounts of the respective asset groups to the recoverable values determined by forecasted undiscounted cash flows expected to be generated by those asset groups.

Auditing management’s long-lived assets impairment test was highly judgmental due to the magnitude of the carrying amount of long-lived assets and management’s judgement in estimating the recoverable values (undiscounted cash flows) of the asset groups, which are sensitive to key assumptions such as projected revenue and sales incentives.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s long-lived asset impairment process to determine the recoverable values of the asset groups. For example, we tested controls over management’s review of the key assumptions used in estimating the recoverable values.

To test the impairment of long-lived assets, our audit procedures included, among others, obtaining an understanding from management regarding the basis of which the undiscounted cash flows were prepared and assessing the reasonableness of the forecasted undiscounted cash flows by comparing them against the Company’s business strategies and underlying key assumptions over the forecast periods, taking into consideration current industry and economic trends. We performed sensitivity analyses over the key assumptions described above to evaluate the changes to the estimated recoverable values for the asset groups that would result from changes in the assumptions.

/s/ Ernst & Young LLP

We have served as the Company‘s auditor since 2010.

Singapore
April 14, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited

Opinion on Internal Control Over Financial Reporting

We have audited Sea Limited’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Sea Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2019, the related consolidated statements of operations, comprehensive loss, cash flows, and shareholders‘ equity (deficit) for each of the three years in the period ended December 31, 2019, and the related notes and our report dated April 14, 2020 expressed an unqualified opinion thereon.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Singapore
April 14, 2020

SEA LIMITED

CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,
	Note	2018 $	2019 $
ASSETS
Current assets
Cash and cash equivalents		1,002,841	3,118,988
Restricted cash		254,100	434,938
Accounts receivable, net	5	97,782	187,035
Prepaid expenses and other assets	6	312,387	535,187
Inventories, net		37,689	26,932
Short-term investments	10	690	102,324
Amounts due from related parties	20	5,224	4,735

Total current assets		1,710,713	4,410,139

Non-current assets
Property and equipment, net	7	192,357	318,620
Operating lease right-of-use assets, net	8	–	182,965
Intangible assets, net	9	12,887	15,020
Long-term investments	10	111,022	113,797
Prepaid expenses and other assets	6	69,065	65,684
Restricted cash		2,371	16,652
Deferred tax assets	18	63,302	70,340
Goodwill	4	30,952	30,952

Total non-current assets		481,956	814,030

Total assets		2,192,669	5,224,169

SEA LIMITED

CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,
	Note	2018 $	2019 $

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (including accounts payable of the Consolidated VIEs without recourse to the primary beneficiaries of $5,095 and $11,274 as of December 31, 2018 and 2019, respectively)		37,163	69,370
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $236,883 and $93,146 as of December 31, 2018 and 2019, respectively)	11	636,880	980,805
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of $4,832 and $6,116 as of December 31, 2018 and 2019, respectively)		29,355	65,062
Amount due to related parties (including amount due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of $1,297 and $1,569 as of December 31, 2018 and 2019, respectively)	20	46,025	34,990
Short-term borrowings (including short-term borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of $856 and $1,258 as of December 31, 2018 and 2019, respectively)	12	856	1,258
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of nil and $8,797 as of December 31, 2018 and 2019, respectively)	8	–	56,320
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $119,219 and $133,362 as of December 31, 2018 and 2019, respectively)		426,675	1,097,868
Convertible notes (including convertible notes of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2018 and 2019, respectively)	13	–	29,481
Income tax payable (including income tax payable of the Consolidated VIEs without recourse to the primary beneficiaries of $1,785 and $5,850 as of December 31, 2018 and 2019, respectively)		9,539	27,212

Total current liabilities		1,186,493	2,362,366

Non-current liabilities
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $1,630 and $1,357 as of December 31, 2018 and 2019, respectively)	11	7,894	25,802
Long-term borrowings (including long-term borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of $1,026 and $358 as of December 31, 2018 and 2019, respectively)	12	1,026	358
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of nil and $20,129 as of December 31, 2018 and 2019, respectively)	8	–	144,000
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $72,439 and $49,325 as of December 31, 2018 and 2019, respectively)		171,262	160,708
Convertible notes (including convertible notes of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2018 and 2019, respectively)	13	1,061,796	1,356,332
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2018 and 2019, respectively)	18	679	975
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of $2,522 and $976 as of December 31, 2018 and 2019, respectively)		2,974	976

Total non-current liabilities		1,245,631	1,689,151

Total liabilities		2,432,124	4,051,517

Commitments and contingencies	23

SEA LIMITED

CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and par value)

		As of December 31,
	Note	2018 $	2019 $
Shareholders’ equity
Class A Ordinary shares (Par value of US$0.0005 per share; Authorized: 14,800,000,000 and 14,800,000,000 shares as of December 31, 2018 and 2019, respectively; Issued and outstanding: 190,423,065 and 311,068,949 shares as of December 31, 2018 and 2019, respectively)	15	94	154
Class B Ordinary shares (Par value of US$0.0005 per share; Authorized: 200,000,000 and 200,000,000 shares as of December 31, 2018 and 2019, respectively; Issued and outstanding: 152,175,703 and 152,175,703 shares as of December 31, 2018 and 2019, respectively)	15	76	76
Additional paid-in capital		1,809,232	4,687,284
Accumulated other comprehensive income	16	15,199	5,449
Statutory reserves	17	46	46
Accumulated deficit		(2,067,786)	(3,530,585)

Total Sea Limited shareholders’ (deficit) equity		(243,139)	1,162,424
Non-controlling interests		3,684	10,228

Total shareholders’ (deficit) equity		(239,455)	1,172,652

Total liabilities and shareholders’ (deficit) equity		2,192,669	5,224,169

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in thousands of US dollars (“$”))

			Year ended December 31,
	Note		2017 $	2018 $	2019 $

Revenue
Service revenue
Digital entertainment			365,167	462,464	1,136,017
E-commerce and other services			47,444	270,049	822,659

Sales of goods			1,579	94,455	216,702

Total revenue			414,190	826,968	2,175,378

Cost of revenue
Cost of service
Digital entertainment			(217,986)	(267,359)	(435,905)
E-commerce and other services			(107,260)	(446,281)	(907,518)

Cost of goods sold			(1,632)	(98,570)	(227,035)

Total cost of revenue			(326,878)	(812,210)	(1,570,458)

Gross profit			87,312	14,758	604,920

Operating income (expenses)
Other operating income			3,497	9,799	15,890
Sales and marketing expenses			(425,974)	(705,015)	(969,543)
General and administrative expenses			(137,868)	(240,781)	(385,865)
Research and development expenses			(29,323)	(67,529)	(156,634)

Total operating expenses			(589,668)	(1,003,526)	(1,496,152)

Operating loss			(502,356)	(988,768)	(891,232)
Interest income			2,922	11,520	33,935
Interest expense			(26,501)	(31,295)	(48,208)
Investment gain, net			33,591	8,603	11,794
Changes in fair value of convertible notes	13(a	)	(51,950)	41,259	(472,877)
Foreign exchange (loss) gain			(4,215)	4,801	(2,031)

Loss before income tax and share of results of equity investees			(548,509)	(953,880)	(1,368,619)
Income tax expense	18		(10,745)	(4,088)	(85,864)
Share of results of equity investees	10		(1,912)	(3,066)	(3,239)

Net loss			(561,166)	(961,034)	(1,457,722)

Net loss (profit) attributable to non-controlling interests			681	(207)	(5,077)

Net loss attributable to Sea Limited’s ordinary shareholders			(560,485)	(961,241)	(1,462,799)

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data)

		Year ended December 31,
	Note	2017 $	2018 $	2019 $
Loss per share:
Basic and diluted	19	(2.72)	(2.84)	(3.35)

Weighted average shares used in loss per share computation:
Basic and diluted		205,727,195	338,472,987	436,601,801

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2017 $	2018 $	2019 $

Net loss	(561,166)	(961,034)	(1,457,722)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments:
Translation gain (loss)	1,973	(13,858)	3,230
Reclassification adjustment for net translation adjustments realized in net income	144	–	-

Net change	2,117	(13,858)	3,230

Available-for-sale investments:
Change in unrealized gain (loss)	–	18,269	(12,869)

Net change	–	18,269	(12,869)

Total other comprehensive income, net of tax	2,117	4,411	(9,639)

Less: total comprehensive income (loss) attributable to non-controlling interests	678	(120)	(5,188)

Total comprehensive loss attributable to Sea Limited’s ordinary shareholders	(558,371)	(956,743)	(1,472,549)

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2017 $	2018 $	2019 $

Cash flows from operating activities
Net loss	(561,166)	(961,034)	(1,457,722)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	17,569	23,826	4,849
Depreciation of property and equipment	23,353	54,902	116,783
Gain on disposal of investments	(23,857)	(7,685)	(129)
Gain on re-measurement of equity interests	(10,881)	–	(4,500)
Impairment loss on intangible assets	922	5,166	–
Impairment loss on investments	1,147	3,416	1,155
Prepaid licensing fees written-off	–	4,544	–
Share of results of equity investees	1,912	3,066	3,239
Share-based compensation	28,636	58,121	117,069
Unrecognized tax benefits	2,334	–	(1,824)
Deferred income tax	(8,753)	(19,797)	(4,333)
Changes in fair value of 2017 Convertible Notes	51,950	(41,259)	472,877
Amortization of discount on 2018 Convertible Notes and 2019 Convertible Notes	–	14,154	33,334
Net foreign exchange differences	5,214	(10,230)	(292)
Others	2,571	4,778	7,296

Operating cash flows before changes in working capital:	(469,049)	(868,032)	(712,198)

Inventories	(5,970)	(28,465)	11,762
Accounts receivable	(24,547)	(38,524)	(86,546)
Prepaid expenses and other assets	(107,847)	(159,025)	(214,926)
Amounts due from related parties	(1,835)	(3,306)	538
Operating lease right-of-use assets	–	–	(62,140)
Accounts payable	1,822	29,733	31,381
Accrued expenses and other payables	183,436	354,946	354,151
Advances from customers	9,967	2,727	34,263
Operating lease liabilities	–	–	70,901
Deferred revenue	125,102	204,161	637,214
Income tax payable	2,599	(75)	17,207
Amount due to related parties	27,094	10,640	(11,742)

Net cash (used in) generated from operating activities	(259,228)	(495,220)	69,865

SEA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2017 $	2018 $	2019 $

Cash flows from investing activities
Purchase of property and equipment	(67,361)	(177,343)	(239,844)
Purchase of intangible assets	(12,385)	(1,142)	(7,254)
Purchase of investments	(23,428)	(69,641)	(118,462)
Acquisition of businesses, net of cash acquired	(18,094)	–	–
Loan to related parties	(402)	–	–
Repayment of loans from related parties	2,737	–	–
Proceeds from disposal of property and equipment	314	668	1,236
Proceeds from disposal of intangible assets	5	245	–
Proceeds from disposal of investments	–	22,685	640
Distributions from investments	–	–	465

Net cash used in investing activities	(118,614)	(224,528)	(363,219)

Cash flows from financing activities
Proceeds from issuance of convertible notes, net	674,300	564,938	1,041,440
Proceeds from borrowings	3,888	2,055	868
Repayment of borrowings	(3,888)	(2,698)	(1,136)
Proceeds from issuance of ordinary shares, net	960,924	4,574	1,538,802
Acquisition of non-controlling interests	(11,381)	(25,768)	–
Proceeds from partial disposal of a subsidiary without a loss in control	–	3,527	–
Contribution by non-controlling interest	–	–	1,356
Principal payments under finance lease obligations	–	–	(1,735)

Net cash generated from financing activities	1,623,843	546,628	2,579,595

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	8,153	(12,546)	25,025
Net increase (decrease) in cash, cash equivalents and restricted cash	1,254,154	(185,666)	2,311,266
Cash, cash equivalents and restricted cash at beginning of the year	190,824	1,444,978	1,259,312

Cash, cash equivalents and restricted cash at end of the year	1,444,978	1,259,312	3,570,578

SEA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2017 $	2018 $	2019 $

Supplement disclosures of cash flow information:

Income taxes paid	(13,999)	(23,961)	(74,349)
Interest paid	(741)	(42,901)	(13,501)
Interest received	2,922	11,520	33,934

Supplement disclosures of non-cash activities:

Purchase of property and equipment included in accrued expenses and other payables	2,549	7,579	(9,804)
Purchase of intangible assets included in accrued expenses and other payables	867	(444)	(422)
Purchase of property and equipment included in prepayments	(4,913)	(6,104)	3,851
Purchase of intangible assets included in prepayments	(353)	4,547	51
Conversion of a mezzanine equity into ordinary shares	(205,075)	–	–
Conversion of 2017 convertible notes into ordinary shares	–	(48,975)	(1,080,112)

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note	No of ordinary shares	Ordinary shares $	Additional paid-in capital $	Accumulated other comprehensive income $	Statutory reserves $	Accumulated deficit $	Total Sea Limited shareholders’ equity (deficit) $	Non- controlling interests $	Total Shareholders’ equity (deficit) $

Balance as of January 1, 2017		176,592,650	88	370,615	8,587	46	(505,006)	(125,670)	20	(125,650)

Comprehensive loss:
Net loss for the year		–	–	–	–	–	(560,485)	(560,485)	(681)	(561,166)
Foreign currency translation adjustments		–	–	–	2,114	–	–	2,114	3	2,117
Acquisition of subsidiaries		–	–	–	–	–	–	–	8,787	8,787
Acquisition of non-controlling interests		–	–	(546)	–	–	–	(546)	(2,055)	(2,601)
Cancellation of ordinary shares	10	(2,777,780)	(1)	–	–	–	(41,054)	(41,055)	–	(41,055)
Disposal of interest in a subsidiary without change in control		–	–	32	–	–	–	32	32	64
Exercise of share options		7,288,275	4	25,387	–	–	–	25,391	–	25,391
Restricted share awards issued		1,572,500	–	–	–	–	–	–	–	–
Share-based compensation		–	–	28,636	–	–	–	28,636	–	28,636
Issuance of Class A ordinary shares, net of issuance costs	15	65,954,538	33	935,500	–	–	–	935,533	–	935,533
Conversion of convertible preference shares into Class A and Class B ordinary shares	15	86,336,030	43	205,032	–	–	–	205,075	–	205,075
Balance as of December 31, 2017		334,966,213	167	1,564,656	10,701	46	(1,106,545)	469,025	6,106	475,131

SEA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note		No of ordinary shares	Ordinary shares $	Additional paid-in capital $	Accumulated other comprehensive income $	Statutory reserves $	Accumulated deficit $	Total Sea Limited shareholders’ equity (deficit) $	Non- controlling interests $	Total Shareholders’ equity (deficit) $

Balance as of January 1, 2018			334,966,213	167	1,564,656	10,701	46	(1,106,545)	469,025	6,106	475,131

Comprehensive loss:
Net loss for the year			–	–	–	–	–	(961,241)	(961,241)	207	(961,034)
Foreign currency translation adjustments			–	–	–	(13,771)	–	–	(13,771)	(87)	(13,858)
Net change in unrealized gain on available-for-sale investments			–	–	–	18,269	–	–	18,269	–	18,269
Acquisition of non-controlling interests			–	–	(21,047)	–	–	–	(21,047)	(4,721)	(25,768)
Disposal of interest in a subsidiary without change in control			–	–	1,348	–	–	–	1,348	2,179	3,527
Conversion of convertible notes into Class A ordinary shares	13(a	)	3,592,415	2	48,973	–	–	–	48,975	–	48,975
Equity component of 2018 convertible notes	13(b	)	–	–	152,714	–	–	–	152,714	–	152,714
Shares issued to depositary bank			3,200,000	–	–	–	–	–	–	–	–
Exercise of share options			1,705,147	1	4,573	–	–	–	4,574	–	4,574
Restricted share awards and restricted share units issued			68,000	–	–	–	–	–	–	–	–
Share-based compensation			–	–	58,015	–	–	–	58,015	–	58,015
Settlement of share incentives with shares held by depositary bank			(933,007)	–	–	–	–	–	–	–	–
Balance as of December 31, 2018			342,598,768	170	1,809,232	15,199	46	(2,067,786)	(243,139)	3,684	(239,455)

SEA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note		No of ordinary shares	Ordinary shares $	Additional paid-in capital $	Accumulated other comprehensive income $	Statutory reserves $	Accumulated deficit $	Total Sea Limited shareholders’ equity (deficit) $	Non- controlling interests $	Total Shareholders’ equity (deficit) $

Balance as of January 1, 2019			342,598,768	170	1,809,232	15,199	46	(2,067,786)	(243,139)	3,684	(239,455)

Comprehensive loss:
Net loss for the year			-	-	-	-	-	(1,462,799)	(1,462,799)	5,077	(1,457,722)
Foreign currency translation adjustments			-	-	-	3,119	-	-	3,119	111	3,230
Net change in unrealized gain on available-for-sale investments			-	-	-	(12,869)	-	-	(12,869)	-	(12,869)
Conversion of convertible notes into Class A ordinary shares	13(a	)	45,645,884	23	1,080,089	-	-	-	1,080,112	-	1,080,112
Issuance of Class A ordinary shares, net of issuance costs	15		69,000,000	35	1,517,923	-	-	-	1,517,958	-	1,517,958
Capital contributed by non-controlling interest			-	-	-	-	-	-	-	1,356	1,356
Equity component of 2019 convertible notes	13(b	)	-	-	240,582	-	-	-	240,582	-	240,582
Purchase of capped calls related to issuance of 2019 convertible notes	13(b	)	-	-	(97,060)	-	-	-	(97,060)	-	(97,060)
Shares issued to depositary bank			6,000,000	-	-	-	-	-	-	-	-
Exercise of share options			3,736,976	2	20,843	-	-	-	20,845	-	20,845
Restricted share awards and restricted share units issued			1,983,639	-	-	-	-	-	-	-	-
Share-based compensation			-	-	115,675	-	-	-	115,675	-	115,675
Settlement of share incentives with shares held by depositary bank			(5,720,615)	-	-	-	-	-	-	-	-
Balance as of December 31, 2019			463,244,652	230	4,687,284	5,449	46	(3,530,585)	1,162,424	10,228	1,172,652

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.          ORGANIZATION

Sea Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on May 8, 2009 and conducts its business primarily through its subsidiaries and variable interest entities in markets including Singapore, Thailand, Taiwan, Vietnam, Indonesia, Malaysia and the Philippines. The Company is principally engaged in the digital entertainment, e-commerce and digital financial service businesses in the region. In late 2019, the Company introduced SeaMoney as the new name of its digital financial service business.

(a)
As of December 31, 2019, significant subsidiaries of the Company and its consolidated variable interest entities (the “VIEs”) where the Company or its wholly-owned subsidiaries is the primary beneficiary (collectively refers to as the “Primary Beneficiary”) include the following entities:

Entity	Date of Incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company		Principal activities
			2018	2019

Subsidiaries held by the Company:

Garena Limited (“Garena Cayman”)	March 4, 2015	Cayman Islands	100	100	Investment holding company

Shopee Southeast Asia Limited (“Shopee Cayman”)	January 16, 2015	Cayman Islands	100	100	Investment holding company

SeaMoney (Payment) Limited (“SeaMoney (Payment) Cayman” formerly known as Airpay Limited)	March 27, 2015	Cayman Islands	100	100	Investment holding company

Garena Online Private Limited (“Garena Online”)	May 8, 2009	Singapore	100	100	Game operations and software development

Garena Ventures Private Limited	February 23, 2015	Singapore	100	100	Investment holding company

PT. Garena Indonesia	December 6, 2012	Indonesia	100	100	Game operations

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

Entity	Date of Incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company		Principal activities
			2018	2019

Subsidiary held by Garena Cayman:

Garena Online (Thailand) Co., Ltd. <3	August 18, 2011	Thailand	100	100	Game operations

Garena Technology Private Limited Taiwan branch	July 31, 2017	Taiwan	100	100	Game operations

Variable interest entities held by Garena Cayman:

Vietnam Esports and Entertainment Joint Stock Company <1	May 10, 2011	Vietnam	30	30	Game operations

Subsidiaries held by Shopee Cayman:

Shopee (Thailand) Co., Ltd.<3	February 2, 2015	Thailand	100	100	Online platform

PT. Shopee International Indonesia	August 5, 2015	Indonesia	100	100	Online platform

Shopee Singapore Private Limited (“Shopee Singapore”)	February 5, 2015	Singapore	100	100	Online platform

Shopee Company Limited	February 10, 2015	Vietnam	100	100	Online platform

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

Entity	Date of Incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company		Principal activities
			2018	2019

Subsidiary held by Happymall Limited

Shopee (Taiwan) Co., Ltd (“Shopee Taiwan”) <4	March 4, 2015	Taiwan	–	100	Online platform

Subsidiary held by SeaMoney (Payment) Cayman:

AirPay (Thailand) Co., Ltd.<3	June 16, 2014	Thailand	100	100	Electronic payment services

Variable interest entity held by SeaMoney (Payment) Cayman:

Airpay Joint Stock Company (formerly known as Vietnam Esports Development Joint Stock Company) <2	June 9, 2009	Vietnam	30	18	Electronic payment services

<1          The “Digital Entertainment VIE”
<2          The “Digital Financial Service VIE”
<3          Effective ownership in the case of Thailand entities
<4          In 2019, the VIE Shareholder of Shopee Taiwan transferred its 100% equity interest in Shopee Taiwan to Happymall Limited

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

The following is a summary of the key terms of the VIE Agreements that were signed amongst the Primary Beneficiary and the respective shareholders of the Digital Entertainment VIE and the Digital Financial Services VIE (collectively the “VIE Shareholders”):

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

Equity Interest Pledge Agreements

In order to secure the performance of the VIEs and the VIE Shareholders under the contractual arrangements, each of the VIE Shareholders of the VIEs has pledged all of their shares to the Primary Beneficiary. These pledges secure the contractual obligations and indebtedness of the VIE Shareholders, including all penalties, damages and expenses incurred by the Primary Beneficiary in connection with the contractual arrangements, and all other payments due and payable to the Primary Beneficiary by the respective VIEs under the exclusive business cooperation agreements and by the VIE Shareholders under the loan agreements, exclusive option agreements, and powers of attorney. Should the VIEs or their respective VIE Shareholders breach or default under any of the contractual arrangements, the Primary Beneficiary has the right to require the transfer of the respective VIE Shareholders’ pledged equity interests in the VIEs to the Primary Beneficiary or their respective designee, to the extent permitted by laws, or require an auction or sale of the pledged equity interests and has priority in any proceeds from the auction or sale of such pledged interests. Moreover, the Primary Beneficiary has the right to collect any and all dividends in respect of the pledged equity interests during the term of the pledge.

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

Exclusive Business Cooperation Agreements

In order to ensure that the Company receive the economic benefits of the VIEs, the Company’s wholly-owned subsidiaries, the Primary Beneficiary has entered into exclusive business cooperation agreements with these VIEs under which the Primary Beneficiary has the exclusive right to provide or to designate any third party to provide, among other things, technical support, consulting services, intellectual property licenses and other services to these VIEs, and these VIEs agree to accept all services provided by the Primary Beneficiary or their respective designee. Without the Primary Beneficiary’s prior written consent, the VIEs are prohibited from directly or indirectly engaging any third party to provide the same or any similar services under these agreements or establishing similar cooperative relationships with any third party regarding the matters contemplated by these agreements. In addition, the Primary Beneficiary shall have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of the exclusive business cooperation agreements.

The VIEs agree to pay a monthly fee to the Primary Beneficiary at an amount determined at the Primary Beneficiary’s sole discretion after taking into account factors including the nature of the contract or services, the title of and time consumed by its employees or third party service providers designated by the Primary Beneficiary providing the services, the content and value of services provided and the market price of the similar type of contracts or services.

The exclusive business cooperation agreements will remain effective unless terminated in accordance with their provisions or terminated in writing by the Primary Beneficiary. Unless otherwise required by applicable laws, these VIEs do not have any right to terminate the exclusive business cooperation agreements in any event.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(b)	VIE structure (continued)

The total fee billed for the years ended December 31, 2017, 2018 and 2019 were $62,477, $74,875 and $90,510, respectively.

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

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the Primary Beneficiary and their respective VIEs, through the irrevocable power of attorney agreements, whereby the VIE Shareholders effectively assigned all of the voting rights underlying their equity interest in the respective VIEs to the Primary Beneficiary. Furthermore, pursuant to the loan agreements, exclusive option agreements and equity interest pledge agreements, the Primary Beneficiary obtained effective control over the respective VIEs, through the ability to exercise all the rights of the VIE Shareholders and therefore the power to govern the activities that most significantly impact the economic performance of the VIEs. The Primary Beneficiary demonstrates its ability and intention to continue to absorb substantially all the expected losses through the financial support confirmation letters. The Primary Beneficiary also demonstrates its ability to receive substantially all of the economic benefits of the VIEs via the Primary Beneficiary through the exclusive business cooperation agreements. Thus, each of the Primary Beneficiary is the primary beneficiary of the respective VIEs and consolidates these VIEs and their subsidiaries under SEC Regulation SX-3A-02 and ASC 810-10, Consolidation: Overall.

In the opinion of the Company’s management and local counsel as to Vietnam laws,

●	the ownership structures of our material VIEs in Vietnam, currently in effect, do not and will not result in any violation of the laws or regulations currently in effect in Vietnam; and

●
the contractual arrangements among the Company, the VIEs and/or the VIE shareholders governed by the laws of Vietnam, currently in effect, are valid, binding and enforceable, and do not result in any violation of such laws or regulations currently in effect.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(b)	VIE structure (continued)

Financial Support Confirmation Letters (continued)

However, there are substantial uncertainties regarding the interpretation and application of current and future Vietnam laws and regulations. Accordingly, the Company cannot be assured that the Vietnam regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with the VIEs are found to be in violation of any existing or future Vietnam laws and regulations, the Company may be required to restructure its ownership structure and operations in Vietnam to comply with the changing and new Vietnam laws and regulations. To the extent that changes and new Vietnam laws and regulations prohibit the Company’s VIE arrangements from complying with the principles of consolidation, the Company would have to deconsolidate the financial position and results of operations of its VIEs. In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or the contractual arrangements with the VIEs is remote based on current facts and circumstances.

(c)	VIE disclosures

The aggregate carrying amounts of the total assets and total liabilities of the VIEs as of December 31, 2019 were $598,727 and $714,034, respectively (2018: $479,255 and $789,694). There were no pledges or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the primary beneficiaries of the VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The VIEs hold certain assets, including land, data servers and related equipment for use in their operations. The VIEs do not own any facilities except for the rental of certain office premises and data centers from third parties under operating lease arrangements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires a sales and marketing as well as a research and development workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(c)	VIE disclosures (continued)
The following tables represent the financial information of the VIEs as of December 31, 2018 and 2019 and for the years ended December 31, 2017, 2018 and 2019 before eliminating the intercompany balances and transactions between the VIEs and other entities within the group:

	As of December 31,
	2018 $	2019 $
ASSETS:
Current assets:
Cash and cash equivalents	144,155	111,831
Restricted cash	111,433	237,874
Accounts receivable, net	5,635	8,672
Prepaid expenses and other assets	74,954	25,586
Inventories, net	8,635	6,517
Short-term investments	690	30,324
Amounts due from intercompanies(1)	40,209	34,718

Total current assets	385,711	455,522

Non-current assets:
Property and equipment, net	29,404	54,092
Operating lease right-of-use assets, net	–	27,637
Intangible assets, net	438	300
Long-term investments	12,131	13,961
Prepaid expenses and other assets	17,869	14,312
Restricted cash	100	–
Deferred tax assets	33,602	32,903

Total non-current assets	93,544	143,205

TOTAL ASSETS (2)	479,255	598,727

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(c)	VIE disclosures (continued)

	As of December 31,
	2018 $	2019 $
LIABILITIES:
Current liabilities:
Accounts payable	5,095	11,274
Accrued expenses and other payables	236,883	93,146
Advances from customers	4,832	6,116
Amount due to related parties	1,297	1,569
Short-term borrowings	856	1,258
Operating lease liabilities	–	8,797
Deferred revenue	119,219	133,362
Income taxes payable	1,785	5,850
Amount due to intercompanies(1)	83,927	367,537

Total current liabilities	453,894	628,909

Non-current liabilities:
Accrued expenses and other payables	1,630	1,357
Long-term borrowings	1,026	358
Operating lease liabilities	-	20,129
Deferred revenue	72,439	49,325
Amount due to intercompanies(1)	258,183	12,980
Unrecognized tax benefits	2,522	976

Total non-current liabilities	335,800	85,125

Total liabilities	789,694	714,034

	For the Years Ended December 31,
	2017 $	2018 $	2019 $
Revenue
- Third party customers	201,413	342,800	443,401
- Intercompanies	27,038	52,325	118,833
Net loss	(91,124)	(67,816)	(2,108)

	For the Years Ended December 31,
	2017 $	2018 $	2019 $
Net cash (used in) generated from operating activities	(42,446)	67,275	(77,708)
Net cash used in investing activities	(22,509)	(27,434)	(69,181)
Net cash generated from financing activities	149,435	97,398	199,406

(1)
Amounts due from or to intercompanies consist of intercompany receivables or payables to the other companies within the group arising from intercompany transactions, and funds advanced for working capital purpose.

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

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)          Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

- Computers	3 to 4 years
- Office equipment	3 years
- Furniture and fittings	3 years
- Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
- Motor vehicles	6 to 10 years
- Warehouse equipment	5 to 8 years
- Land use right	20 years
- Building	15 years

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

(j)          Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiary and consolidated VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company applies a one-step quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

No impairment of goodwill was recorded in the years ended December 31, 2018 and 2019.

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

Intangible assets with finite useful lives are amortized using the straight-line method over the estimated economic lives of the intangible assets as follows:

- Licensing fee	Over the shorter of licensing period or the estimated useful lives of the intangible assets
- Trademarks	10 years
- IP right	1 to 6 years
- Software	3 to 6 years
- Customer relationships	3 years
- Software platforms	3 years

The useful lives and methods of amortization of intangible assets are reviewed at each financial year end and adjusted prospectively, if appropriate.

Software, customer relationships and software platforms are included in ‘Others’ in the Note 9 to the consolidated financial statements.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)          Investments

The Company’s investments consist of available-for-sale investments, equity security investments and equity method investments.

In accordance with ASC 320, Investments - Debt Securities, the Company classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses, if any, on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and measured at fair value. Unrealized holding gains and losses for trading securities are included in earnings. Investments not classified as trading or as held-to-maturity are classified as available-for-sale investments. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive loss. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale investments would be recognized in earnings when the decline in value is determined to be other-than-temporary.

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

(m)          Impairment of long-lived assets

The Company evaluates its long-lived assets or asset groups, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a company of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the forecasted undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(n)          Fair value of financial instruments

The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, restricted cash (current), accounts receivable, other receivables (current) within prepaid expenses and other current assets, accounts payable, accrued expenses and other payables (current except taxes, payroll and welfare payable), short term borrowings and balances with related parties, approximate their fair values because of the short maturity of these instruments. The carrying amounts of restricted cash (non-current) and long term borrowings approximate their fair value since they bear interest rates which approximate market interest rates. Available-for-sale investments are initially recognized at acquisition cost and subsequently remeasured at the end of each reporting period with the change in fair value recognized in accumulated other comprehensive income (loss). Convertible notes consist of 2017 Convertible Notes, 2018 Convertible Notes and 2019 Convertible Notes as defined in Note 13 of the consolidated financial statements. The 2017 Convertible Notes are initially recognized at cost and subsequently remeasured at the end of each reporting period with the change in fair value recognized in the current period earnings. For the 2018 and 2019 Convertible Notes, the liability component of the convertible notes was initially measured at fair value and subsequently amortized to its redemption amount using the effective interest rate method. The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of its non-current available-for-sale investments and convertible notes that are recognized in the consolidated financial statements.

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

The Company offers many ways for users to purchase in-game virtual items, including the SeaMoney and Shopee platform, other online payment gateways, bank transfers, credit cards, mobile phone billing and prepaid cards, including its own prepaid cards, which are sold through agents. As the Company controls the service of providing games to the users, and it has a direct contractual arrangement with the paying users and has the right to determine the price to be paid by such users, the gross proceeds collected from these channels represent revenue to be recognized by the Company and the amounts retained by these channels based on a predetermined percentage represent cost of revenue to be recognized by the Company.

Proceeds from these sales are initially recognized as “Advances from customers” and subsequently reclassified to “Deferred revenue” when the users make in-game purchases of the virtual currencies or virtual items within the games operated by the Company and the in-game purchases are no longer refundable. Deferred revenue recognized as revenue during the respective years ended December 31, 2018 and December 31, 2019 was $246,278 and $450,394.

For the licensed games, the Company records revenue inclusive of the royalties payable to game developers, which are based on revenue-sharing ratios, as it controls the service of providing the games to the users, and is primarily responsible to the customers and has latitude in establishing the pricing of the virtual items.

Revenue is recognized over the performance obligation period. For purposes of determining the performance obligation period, the Company has determined that an implied obligation exists to the paying users to continue providing access to the purchased virtual goods within the online games over an estimated delivery obligation period. Such delivery obligation period is determined in accordance with the estimated average lifespan of the virtual goods sold, estimated average lifespan of the paying users or the estimated game licensing periods of the said games or similar games.

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
(p)          Cost of revenue

Cost of revenue consists primarily of purchase price of inventories, depreciation expenses, amortization expenses, channel costs, royalty expenses, hosting charges, payroll related costs, bank transaction fees, cost of logistics and the other overhead expenses.

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

(s)          Leases

On January 1, 2019, the Company adopted Topic 842 Leases using the modified retrospective approach and elected the package of practical expedients permitted under the transition guidance, which among other things, allowed the Company to carry forward the existing lease classification. In addition, leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets and the Company recognized lease expense for these leases on a straight-line basis over the lease term.

The adoption of this new standard resulted in the recognition of operating lease right-of-use assets, operating lease liabilities (current) and operating lease liabilities (non-current) in the consolidated balance sheets without revising comparative information or disclosure, and has no impact to the consolidated statements of operations and cash flows.

Leases are classified at the inception date as either a finance lease or an operating lease. As the lessee, a lease is a finance lease if any of the following conditions exists: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the asset’s estimated remaining economic life, or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased asset to the lessor at the inception date.

Finance lease assets are included in property and equipment, net, and finance lease liabilities are included in accrued expenses and other payables, current and non-current.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Leases (continued)
All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Operating leases (with an initial term of more than 12 months) are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities (current), and operating lease liabilities (non-current) in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company utilizes a market-based approach to estimate the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. In addition, leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. Certain lease agreements contain rent holidays and escalating rent are considered when determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease incentives.

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
(u)          Share-based compensation

All share-based compensation, including share options, restricted share awards, restricted share units and share appreciation rights under share incentive plan are accounted for under ASC 718, Compensation - Stock Compensation, which requires that share-based awards granted to employees to be measured at fair value and recognized as compensation expense over the requisite service period (which is generally the vesting period) in the consolidated statements of operations. The Company has elected to recognize compensation expense using the straight-line method for equity-classified share-based awards granted with service conditions that have a graded vesting schedule. Forfeitures are accounted for as they occur.

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

(w)          Comprehensive loss

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

Subsequently in April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments (“ASU 2019-04”), which clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments. This ASU allows the entity to measure the allowance for credit losses on accrued interest receivable balances separately from other components of the amortized cost basis of associated financial assets, and make an accounting policy election for allowance for/written off credit losses on accrued interest receivables and related disclosure. In addition, it also indicates that the measurement alternative in ASC 321 for equity securities without readily determinable fair values represents a nonrecurring fair value measurement under ASC 820, Fair Value Measurements and Disclosures; therefore, such securities should be remeasured at fair value when an entity identifies an orderly transaction “for an identical or similar investment of the same issuer,” and applicable ASC 820 disclosures are required. The amendments also clarify such equity securities should be remeasured at historical exchange rates and the historical exchange rate used should be that at the later of the acquisition date or the most recent fair value measurement date.

The Company will adopt ASU 2016-13 and ASU 2019-04 in its first quarter of 2020. The Company does not expect the adoption of ASU 2016-13 and ASU 2019-04 to have a material impact on its consolidated financial statements.

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

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, other receivables, available-for-sale investments, and amounts due from related parties. As of December 31, 2018 and 2019, substantially all of the Company’s cash and cash equivalents were held at major financial institutions in the respective locations of our region. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

(b)	Business, supplier, customer and economic risk

The Company participates in a relatively dynamic and competitive industries that are heavily reliant on operational excellence. The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, result of operations or cash flows:

(i)
Business risk - The Company derives a significant portion of its net revenues from its digital entertainment and e-commerce operations. If competitors introduce new online games or new marketplace platform that compete with, or surpass the online games or marketplace platform operated by the Company, the Company’s operating performance in its digital entertainment or e-commerce operations will be affected.

(ii)
Supplier risk - The Company’s digital entertainment operations are dependent upon online games licensed from game developers. The term of the game license agreements with the game developers varies and is renewable upon both parties’ consent. There is no assurance that the Company will be able to renew these game licenses. There is also no assurance that the Company will be able to source for new popular games. Even if new popular games were successfully sourced, there is no assurance that the Company will be able to enter into commercially acceptable terms. The top five licensed games contributed 76.6%, 78.0% and 51.8% of digital entertainment revenue of the Company for the years ended December 31, 2017, 2018 and 2019, respectively.

(iii)	Customer risk - No individual customer accounted for more than 10% of net revenues for the three years ended December 31, 2017, 2018 and 2019.

(iv)
Political, economic and social uncertainties - The Company’s businesses could be adversely affected by the varying political, economic and social uncertainties in the diverse markets that it operates in. In addition, there is no assurance that the Company is able to operate seamlessly across the borders as a single market.

(v)
Regulatory restrictions - Certain laws, rules and regulations currently prohibit foreign ownership of companies in markets like Vietnam, one of the Company’s significant markets. As a result, the Company consolidates these entities through the use of VIE agreements.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (continued)
(c)	Currency convertibility risk

A large majority of the Company’s revenue and expenses are denominated in Indonesian rupiah, New Taiwan dollars, Vietnamese dong and Thai baht. If there are foreign currency requirements, the Company may need to convert a portion of its net revenues into other currencies to meet its foreign currency obligations, including, among others, payment of dividends declared. Currently, in Taiwan, a single remittance by a company for an amount over $1 million or remittances by a company whose annual aggregate amount exceeds $50 million may not be processed without the approval of the Central Bank of the Republic of China (Taiwan). In Vietnam, exchanging Vietnamese Dong into foreign currency must be conducted at a licensed credit institution such as a licensed commercial bank. Conversion of Thai Baht to another currency is subject to regulations promulgated by the Ministry of Finance and Bank of Thailand. Conversion of Indonesian Rupiah into any foreign currency that exceeds certain specific threshold is required to have an underlying transaction and supported by underlying transaction documents. There is no assurance that the Company will be able to convert such local currencies into U.S. Dollars or other foreign currencies to pay dividends or for other purposes on a timely basis or at all.

(d)	Foreign currency risk

The Company operates in multiple jurisdictions, which exposes it to the effects of fluctuations in currency exchange rates. The Company earns revenue denominated in Indonesian Rupiah, New Taiwan Dollar, Vietnamese Dong, Thai Baht, Philippine Pesos, Malaysian Ringgit, Singapore Dollars, Brazilian Real, Mexican Peso and U.S. Dollars, among other currencies. Whereas it generally pays license fees to game developers in U.S. Dollars and incur expenses for employee compensation and other operating expenses in the local currencies in the jurisdictions in which it operates. Fluctuations in the exchange rates between the various currencies that the Company uses could result in expenses being higher and revenue being lower than would be the case if exchange rates were stable.

4.          GOODWILL

In July 2017, the Company completed acquisition of certain subsidiaries for an aggregate consideration of $19,875. The excess of the purchase consideration against the estimated fair value of the net assets acquired was recorded as goodwill. The goodwill, which is not tax deductible, is primarily attributable to synergies expected to be achieved from the acquisition. The Company further acquired the remaining equity interest of these subsidiaries in 2017 and 2018.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

5.          ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for doubtful accounts consist of the following:

	December 31,
	2018 $	2019 $

Accounts receivable	100,182	191,118
Allowance for doubtful accounts	(2,400)	(4,083)
	97,782	187,035

As of December 31, 2018 and 2019, all accounts receivable were due from third party customers.

An analysis of the allowance for doubtful accounts is as follows:

	For the year ended December 31,
	2017 $	2018 $	2019 $

Balance at the beginning of the year	195	1,830	2,400
Charged to expenses	1,867	2,205	4,687
Reversal	(245)	(47)	(1,431)
Write-off of accounts receivable	(26)	(1,588)	(1,537)
Exchange differences	39	–	(36)

Balance at the end of the year	1,830	2,400	4,083

Additions to the Company’s allowance for doubtful accounts were recorded within general and administrative expenses for each of the three years ended December 31, 2017, 2018 and 2019.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.          PREPAID EXPENSES AND OTHER ASSETS

	December 31,
	2018 $	2019 $
Current:
Deferred channel costs	71,707	232,384
Employee loans and advances	2,394	2,175
Other receivables	171,459	211,244
Prepaid cost of revenue, sales and marketing expense and others	23,669	41,311
Security deposits	2,144	1,902
Tax receivable	41,014	46,171
	312,387	535,187

Non-current:
Deferred channel costs	29,956	29,162
Other receivables	7,852	4,849
Prepaid licensing fee	56	5
Prepayment for purchase of property and equipment (including renovation-in-progress)	11,857	8,006
Security deposits	19,344	22,476
Others	–	1,186
	69,065	65,684

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.          PROPERTY AND EQUIPMENT, NET

	December 31,
	2018 $	2019 $

Computers	208,435	339,221
Office equipment, furniture and fittings	15,451	24,883
Leasehold improvements	63,781	129,298
Motor vehicles	5,074	14,624
Warehouse equipment	–	3,464
Land use right	–	20,598
Building	–	814
	292,741	532,902
Less: accumulated depreciation	(100,384)	(214,282)
	192,357	318,620

Depreciation expenses recognized for each of the three years ended December 31, 2017, 2018 and 2019 were $23,353, $54,902 and $116,783, respectively, and were included in the following captions:

	For the year ended December 31,
	2017 $	2018 $	2019 $

Cost of revenue	12,407	31,203	80,245
Sales and marketing expenses	1,198	3,712	3,200
General and administrative expenses	9,248	19,009	31,282
Research and development expenses	500	978	2,056
	23,353	54,902	116,783

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

8.          LEASES

The Company has entered into commercial operating and finance leases for the use of computers, offices and warehouses as lessee. These leases have original terms not exceeding 10 years. These leases have varying terms, escalation clauses and renewal rights.

The carrying amount of equipment recorded under finance leases included in “Property and equipment, net,” were nil and $7,201 as of December 31, 2018 and 2019, respectively.

Information pertaining to lease amounts recognized in our consolidated financial statements is summarized as follows:

For the year ended
December 31, 2019
Operating lease cost:	_$_
Operating lease cost	51,403
Short-term lease cost	4,669
56,072

Finance lease cost:
Amortization of lease assets	1,168
Interest on lease liabilities	532
1,700

Total lease cost	57,772

Supplemental cash flow information
Operating cash flows from operating leases	41,237
Right-of-use obtained in exchange for new operating lease liabilities	99,129
Right-of-use obtained in exchange for new finance lease liabilities	8,558

Weighted-average remaining lease term (years)
Operating leases	4.43
Finance leases	3.42

As of December 31, 2019, the weighted-average discount rate for operating and finance leases were 9.17% and 12.10% respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

8.	LEASES (continued)

	Operating leases	Finance leases
As of December 31, 2019:	_$_	_$_
Maturities of lease liabilities
2020	59,410	2,719
2021	58,378	2,545
2022	52,128	2,545
2023	44,222	1,060
2024	14,096	–
After 2024	18,096	–

Total lease payments	246,330	8,869
Less: Imputed interest	(46,010)	(1,607)

Present value of lease liabilities	200,320	7,262

As of December 31, 2019, the Company has additional operating leases, primarily for offices, that have not yet commenced of $12,968. These operating leases will commence between January 2020 and January 2021 with lease terms of 1 year to 5 years.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

9.          INTANGIBLE ASSETS, NET

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	Licensing fee $	IP right $	Trademarks $	Others $	Total $

Balance at January 1, 2018	16,312	9,248	10,145	1,628	37,333
Additions	3,221	406	–	1,618	5,245
Amortization expense	(17,573)	(4,348)	(1,068)	(837)	(23,826)
Impairment	(112)	(5,054)	–	–	(5,166)
Disposal	–	–	–	(245)	(245)
Exchange differences	(280)	(128)	–	(46)	(454)

Balance at January 1, 2019	1,568	124	9,077	2,118	12,887
Additions	6,045	–	–	838	6,883
Amortization expense	(2,653)	(124)	(1,068)	(1,004)	(4,849)
Written-off	–	–	–	(2)	(2)
Exchange differences	85	–	–	16	101
Balance at December 31, 2019	5,045	–	8,009	1,966	15,020

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

9.	INTANGIBLE ASSETS, NET (continued)
The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

	Licensing fee $	IP right $	Trademarks $	Others $	Total $

2020	2,838	–	1,068	904	4,810
2021	1,314	–	1,068	609	2,991
2022	440	–	1,068	382	1,890
2023	258	–	1,068	71	1,397
2024	195	–	1,068	–	1,263
Thereafter	–	–	2,669	–	2,669
	5,045	–	8,009	1,966	15,020

During the year ended December 31, 2019, amortization method of certain licensing fee has been revised to accelerated method to better reflect its estimated consumption pattern.

During the years ended December 31, 2017, 2018 and 2019, the Company determined that the carrying amount related to an intellectual property right (“IP right”) was not recoverable due to changes in market environment and therefore, recorded an impairment loss of  nil, $5,054 and nil respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

10.          INVESTMENTS

The Company’s short-term investments comprise time deposits placed with financial institutions with maturity of more than three months and investment in convertible loans, classified as available-for-sale investment. The carrying amount of the Company’s short-term deposits was $690 and $30,324 as of December 31, 2018 and 2019, respectively and available-for-sale investment was nil and $72,000 as of December 31, 2018 and 2019 respectively. Subsequent to December 31, 2019, the Company obtained approval from the local authority and converted the available-for-sale investment into the ordinary shares of the investee, and obtained control over the investee. The investee engages in the financial service business.

The Company’s long-term investments comprise of the following:

Time deposits

The Company has time deposits placed with financial institutions with maturity of more than twelve months. The carrying amount of the Company’s long-time deposits was nil and $216 as of December 31, 2018 and 2019 respectively.

Available-for-sale investments

The carrying amount of Company’s long-term available-for-sale investments was $70,374 and $56,418 as of December 31, 2018 and 2019, respectively. An impairment loss of $1,147, $144 and $1,087 had been recognized during the years ended December 31, 2017, 2018 and 2019, respectively. The net unrealized fair value gain of nil, $18,269 and net unrealized fair value loss of $12,869 related to the available-for-sale investments had been recognized in the consolidated statements of comprehensive loss as “other comprehensive income” during the years ended December 31, 2017, 2018 and 2019, respectively.

Equity securities

The carrying amount of the Company’s equity security investments was $14,339 and $21,665 as of December 31, 2018 and 2019, respectively. An impairment loss of nil, $710 and nil had been recognized during the years ended December 31, 2017 2018 and 2019, respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

10.	INVESTMENTS (continued)

Investment in equity investees

Set out below are movement of equity investments during the years ended December 31, 2017, 2018 and 2019.
-- $

Balance at January 1, 2017	25,833
Additions	4,101
Share of results	(1,912)
Share of other comprehensive income	303
Less: disposals and transfers	(17,198)
Less: transfer upon acquisition of controlling interest in an associated company	(2,387)
Balance at December 31, 2017	8,740

Additions	24,872
Share of results	(3,066)
Share of other comprehensive loss	(1,097)
Distribution from investment	(578)
Impairment	(2,562)
Balance at December 31, 2018	26,309

Additions	13,787
Share of results	(3,239)
Share of other comprehensive loss	(315)
Distribution from investment	(453)
Disposal	(523)
Impairment	(68)
Balance at December 31, 2019	35,498

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

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

11.          ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	December 31,
	2018 $	2019 $
Current:
Accrued cost of revenue and sales and marketing expenses	122,679	242,268
Accrued interest for convertible notes	–	1,374
Accrued office-related operating expenses	15,134	2,745
Business and other taxes payables	8,687	19,345
Other payables	76,542	92,590
Escrow payables	333,768	513,864
Payroll and welfare payable	36,592	65,969
Payable for property and equipment	28,246	18,020
Others	15,232	22,677
Finance lease liability	–	1,953
	636,880	980,805

Non-current:
Others	7,894	20,493
Finance lease liability	–	5,309
	7,894	25,802

12.          BORROWINGS

	December 31,
	2018 $	2019 $

Current	856	1,258
Non-current	1,026	358
	1,882	1,616

The loans are unsecured and bears the following interest rate and repayment term:

	2018	2019

Interest rate (%) per annum	9.00 to 12.29	8.00 to 12.69
Repayment date	From October 2020 to August 2021	From October 2020 to August 2021

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

13.          CONVERTIBLE NOTES

	December 31,
	2018 $	2019 $
Current:
2017 Convertible Notes	–	29,481
	–	29,481

Non-current:
2017 Convertible Notes	636,716	–
2018 Convertible Notes	425,080	453,215
2019 Convertible Notes	–	903,117
	1,061,796	1,356,332

(a)	2017 Convertible Notes

During the year ended December 31, 2017, the Company issued the convertible promissory notes (the “2017 Convertible Notes”), in the aggregate principal amount of $675,000 to nine new investors and an existing shareholder, at an interest rate of 5% per annum, compounded annually on the unconverted and unpaid principal amount until the first to occur of (i) the maturity date, subject to further extension at investors’ election, (ii) the last day of the lockup period related to the IPO, (iii) the date of any conversion of the convertible promissory note in full, and (iv) the date of any other repayment or redemption of the convertible promissory note in full. The 2017 Convertible Notes will mature on their respective third anniversary dates.

The noteholders have the right, at their option, to convert the outstanding principal amount of the 2017 Convertible Notes, in whole or in part of a minimum of 50%, into fully paid and non-assessable ordinary shares of the Company at any time following the IPO closing date up to the maturity date if an IPO occurs, at a conversion price ranging from $13.13 to $14.26 calculated according to an agreed-upon formula which stipulates a discount to the IPO price based on a discount rate and the time period between the issuance dates of the relevant 2017 Convertible Notes and the IPO pricing date, subject to certain anti-dilution adjustments.

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

Following the closing of the IPO on October 20, 2017, the American Depositary Shares (“ADSs”) representing the underlying Class A ordinary shares are publicly traded and the Conversion Option is subject to derivative accounting. The Company elected to use the fair value option which would require the hybrid instrument to be measured at fair value with any changes in fair value recognized in earnings.

During the years ended December 31, 2018 and 2019, certain noteholders had converted the outstanding principal amount of the 2017 Convertible Notes totalling $50,000 and $615,000 into 3,592,415 and 45,645,884 Class A ordinary shares, respectively. For the years ended December 31, 2017, 2018 and 2019, the Company recorded a loss (gain) of $51,950, ($41,259) and $472,877, respectively, as changes in fair value of 2017 Convertible Notes (inclusive of extinguishment gain/loss) in the statement of operations.

All the remaining outstanding 2017 Convertible Notes had been fully converted into Class A ordinary shares of the Company subsequent to December 31, 2019.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

13.	CONVERTIBLE NOTES (continued)

(b)	2018 Convertible Notes and 2019 Convertible Notes

The Company also issued the following convertible notes and the terms are as follow:

	2018 Convertible Notes	2019 Convertible Notes
Issuance date	June 18, 2018	November 18, 2019
Maturity date	July 1, 2023	December 1, 2024
Principal amount	$575,000	$1,150,000
Interest rate	2.25%	1.00%
Initial conversion rate	50.5165 ADSs per $1 principal amount, equivalent to $19.80 per ADS	19.9475 ADSs per $1 principal amount, equivalent to $50.13 per ADS
Agreed conversion date	January 1, 2023	June 1, 2024

The 2018 Convertible Notes and 2019 Convertible Notes holders (the ‘Holders’) have the right, at their option, to convert the outstanding principal amount of the convertible notes, in whole or in part in integral multiples of $1 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business day immediately preceding the agreed conversion date; or (ii) anytime on or after the agreed conversion date until the close of business on the second scheduled trading day immediately preceding the maturity date (the “Conversion Option”).

The conversion subject to the anti-dilution and make-whole fundamental change adjustments. Upon conversion, the Company has the right, at its option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to the Holders.

If certain events of default, changes in tax laws of the relevant taxing jurisdiction or fundamental change, optional redemption or clean up redemption as defined in the indenture were to occur, of which the optional redemption and clean up redemption only applies to the 2019 Convertible Notes, the outstanding obligations under the respective convertible notes could be immediately due and payable (the “Contingent Redemption Options”).

The Company evaluated the Conversion Option and Contingent Redemption Options in accordance with ASC 815 to determine if these features require bifurcation. The Conversion Option was not required to be bifurcated because it was indexed to the Company’s ADSs and meets all additional conditions for equity classification. The Contingent Redemption Options were not required to be bifurcated because they were considered to be clearly and closely related to the debt host, as the convertible notes were not issued at a substantial discount and are redeemable at par.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

13.	CONVERTIBLE NOTES (continued)

(b)	2018 Convertible Notes and 2019 Convertible Notes (continued)
The 2018 Convertible Notes and 2019 Convertible Notes were accounted for under ASC 470-20 Cash Conversion Subsections as follow:

	2018 Convertible Notes	2019 Convertible Notes
Liability component	$410,926	$897,918
Effective interest rate	9.38%	6.03%
Equity component	$152,714	$240,582
Debt issuance cost, allocated in proportion to the allocation of proceeds	$11,360	$11,500

The liability component was measured at fair value and subsequently amortized to its redemption amount using the effective interest method. The residual value was allocated to the equity component, classified within Additional Paid-up Capital and not subsequently remeasured.

During the years ended December 31, 2018 and 2019, the Company recognized total interest expense for coupon interest of $6,936 and $14,312, respectively and amortization of discount on the liability component amounted to $14,154 and $33,334, respectively.

Capped call transactions

In connection with the offering of 2019 Convertible Notes, the Company entered into separately negotiated capped call transactions with certain counterparties (collectively, the “Capped Calls”). The Capped Calls have an initial strike price of approximately $50.13 per share, subject to certain adjustments, which corresponds to the initial conversion price of the 2019 Convertible Notes. The Capped Calls have an initial cap price of $70.36 per share, subject to certain adjustments. The Capped Calls are generally intended to reduce or offset the potential economic dilution of approximately 22,940,000 shares to our Class A ordinary shares upon any conversion of the 2019 Convertible Notes with such reduction or offset, as the case may be, subject to a cap based on the cap price. As the Capped Calls are considered indexed to the Company’s own stock and are equity classified, they are recorded in shareholders’ equity and are not accounted for as derivative. The cost of $97,060 incurred in connection with the Capped Calls was recorded as a reduction to additional paid-in capital. Capped Calls are excluded from the calculation of diluted earnings per share, as they would be antidilutive under treasury stock method.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.          SHARE BASED COMPENSATION

The Company amended its 2009 share incentive plan (the “Plan”) in July 2019. Under the Plan, the Company may grant options, restricted share awards (“RSA”), restricted share units (“RSU”) or share appreciation rights (“SAR”) to its officers, employees, directors and other eligible persons (collectively known as “Eligible Persons”) of up to 83,000,000 Class A ordinary shares. The Plan is administered by an authorized administrator appointed by the Board of Directors of the Company set forth in the Plan (the “Plan Administrator”).

The maximum number of shares which may be issued pursuant to all awards under the Plan will increase on January 1 of each of 2019, 2020, 2021 and 2022 by 5% of the total number of ordinary shares of all classes of the Company outstanding on that day immediately before such annual increase pursuant to the Plan. With effect on January 1, 2019, July 25, 2019 and January 1, 2020 the maximum number of shares which may be issued pursuant to all awards under the Plan increased to 100,129,938, 103,129,938 and 123,292,170 Class A ordinary shares.

During the year ended December 31, 2018 and 2019, the Company granted 26,500,000 options, 4,983,162 RSUs and 52,079 SARs, and 15,327,884 options, 6,249,313 RSUs and 82,722 SARs, respectively to the Eligible Persons. All options granted have a contractual term of ten years. The options vest according to the stated vesting period in the grantee’s option agreement. The RSUs and SARs generally vest 25% on the first anniversary year from the stated vesting commencement date and the remaining 75% will vest in 12 substantially equal quarterly instalments.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	SHARE BASED COMPENSATION (continued)

(a)	Option granted to Eligible Persons

The following table summarizes the Company’s employee share option activity under the Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		_$_	Years	_$_
Outstanding, January 1, 2017	17,946,980	3.05
Granted	1,915,000	14.19
Exercised	(7,288,275)	2.57
Forfeited	(920,192)	4.01
Outstanding, December 31, 2017	11,653,513	5.11	6.90	97,415
Vested and expected to vest at December 31, 2017	11,653,513	5.11
Exercisable as of December 31, 2017	7,136,252	3.02	6.28	73,599
Outstanding, January 1, 2018	11,653,513	5.11
Granted	26,500,000	15.00
Exercised	(2,117,647)	2.16
Forfeited	(328,984)	14.03
Outstanding, December 31, 2018	35,706,882	12.54	8.38	58,007
Vested and expected to vest at December 31, 2018	35,706,882	12.54
Exercisable as of December 31, 2018	8,748,351	5.25	6.03	56,918
Outstanding, January 1, 2019	35,706,882	12.54
Granted	15,327,884	15.00
Exercised	(3,736,976)	5.58
Forfeited	(109,236)	14.24
Outstanding, December 31, 2019	47,188,554	13.89	8.18	1,242,496
Vested and expected to vest at December 31, 2019	47,188,554	13.89
Exercisable as of December 31, 2019	19,664,736	12.35	7.35	548,035

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

	Granted in 2017	Granted in 2018	Granted in 2019

Risk-free interest rates	1.99% – 2.25%	2.75% – 2.92%	2.34% – 2.68%
Expected term	5.5 – 7 years	5 – 7 years	5.5 – 8.5 years
Expected volatility	34.3% – 37.0%	33.3% – 35.2%	33.0% – 35.0%
Expected dividend yield	–	–	–
Fair value of share options	$4.84 – $6.57	$2.52 – $3.52	$4.58 – $13.59

The Black-Scholes option pricing model was applied in determining the estimated fair value of the share options granted Eligible Persons. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and the expected term of the option for which employees are likely to exercise their share options. The risk-free rate for periods within the contractual life of the option is based on the USD swap curve at the time of grant. The Company has used the simplified method to determine the expected term due to insufficient historical exercise data to provide a reasonable basis to estimate expected term. Prior to the IPO, the estimated fair value of the ordinary shares was determined with assistance from an independent third party valuation firm. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The aggregate grant date fair value of the outstanding options was determined to be $299,076 as of December 31, 2019 and such amount shall be recognized as compensation expenses using the straight-line method for all employee share options granted. The weighted-average grant-date fair value of share options granted during the years of December 31, 2017, 2018 and 2019 were $5.26, $3.02 and $12.05, respectively. The total fair value of share options vested during the years ended December 31, 2017, 2018 and 2019 was $20,322, $22,390 and $44,688, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2017, 2018 and 2019 was $84,560, $20,660 and $64,097, respectively.

As of December 31, 2019, there were $227,567 total unrecognized share-based compensation cost related to unvested options which is expected to be recognized over a weighted-average period of 2.77 years. Total unrecognized compensation cost may be adjusted for future changes in actual forfeitures.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	SHARE BASED COMPENSATION (continued)

(b)	RSAs/RSUs granted to Eligible Persons

The following table summarizes the Company’s RSAs/RSUs activity under the Plan:

	Number of RSAs/RSUs	Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate intrinsic value
		_$_	Years	_$_

Unvested, January 1, 2017	313,330	12.97	9.80	4,184
Granted	950,000	15.15
Vested	(435,623)	14.96
Forfeited	(7,500)	13.05

Unvested, December 31, 2017 and January 1, 2018	820,207	14.43	9.60	10,933
Granted	4,983,162	12.30
Vested	(309,644)	13.93
Forfeited	(738,753)	13.75

Unvested, December 31, 2018 and January 1, 2019	4,754,972	12.34	9.17	53,826
Granted	6,249,313	20.50
Vested	(2,131,415)	13.67
Forfeited	(791,433)	15.22

Unvested, December 31, 2019	8,081,437	18.02	8.93	325,035

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

The aggregate grant date fair value of the unvested RSAs and RSUs as of December 31, 2017, 2018 and 2019 was $11,836, $58,665 and $145,597, respectively. These amounts are recognized as compensation expense using the straight-line method for the RSAs and RSUs. The weighted-average grant-date fair value of RSAs and RSUs granted during the years ended December 31, 2017, 2018 and 2019 was $15.15, $12.30 and $20.50, respectively. The total fair value of RSAs and RSUs vested during the years ended December 31, 2017, 2018 and 2019 was $6,517, $4,314 and $29,133, respectively.

As of December 31, 2019, there was $145,597 of unrecognized share-based compensation cost related to RSAs and RSUs which is expected to be recognized over a weighted-average vesting period of 3.10 years. Total unrecognized compensation may be adjusted for future changes in actual forfeitures.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	SHARE BASED COMPENSATION (continued)

(c)          SARs granted to Eligible Persons

Fair value of the SARs is measured based on the fair value of the Company’s ordinary shares at the end of each reporting period.

Total compensation expense relating to share options, RSAs, RSUs and SARs granted to employees after deducting forfeitures recognized for the years ended December 31, 2017, 2018 and 2019 is as follows:

	For the year ended December 31,
	2017	2018	2019
	_$_	_$_	_$_
Share options:

Cost of revenue	1,213	1,292	244
Sales and marketing expenses	689	795	156
General and administrative expenses	18,512	39,654	71,787
Research and development expenses	1,407	1,142	567
	21,821	42,883	72,754

Cash received for the exercise in the respective years	18,708	4,574	20,867

RSAs/ RSUs:

Cost of revenue	446	2,018	1,714
Sales and marketing expenses	–	1,899	3,017
General and administrative expenses	6,369	7,670	26,761
Research and development expenses	–	3,545	11,429
	6,815	15,132	42,921

SARs:

Cost of revenue	–	24	319
Sales and marketing expenses	–	52	749
General and administrative expenses	–	30	313
Research and development expenses	–	–	13
	–	106	1,394

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

On October 20, 2017, the Company listed on the New York Stock Exchange under the symbol of “SE”. The Company issued an aggregate 65,954,538 ADSs, representing 65,954,538 Class A ordinary shares for a total proceed, net of issuance costs of $935,533.

The Company completed the follow-on offering in March 2019 and issued an aggregate of 69,000,000 ADSs, representing 69,000,000 Class A ordinary shares for total proceeds, net of issuance costs of $1,517,958.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

16.          ACCUMULATED OTHER COMPREHENSIVE INCOME

The changes in accumulated other comprehensive income (loss) by component, net of tax of nil, are as follows:

	Unrealized fair value gain (loss) on available-for- sale investments	Foreign currency translation	Total
	-$	-$	-$

Balance as of January 1, 2017	–	8,587	8,587
Current year other comprehensive income	–	1,970	1,970
Reclassification adjustments for net gain and translation adjustments realized in net income	–	144	144
Balance as of December 31, 2017	–	10,701	10,701
Current year other comprehensive income (loss)	18,269	(13,771)	4,498

Balance as of December 31, 2018	18,269	(3,070)	15,199
Current year other comprehensive (loss) income	(12,869)	3,119	(9,750)
Balance as of December 31, 2019	5,400	49	5,449

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

17.          RESTRICTED NET ASSETS

Certain of the Company’s subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company in accordance with the local laws and regulations.

As of December 31, 2019, the Company’s restricted net assets primarily consist of the net assets of certain of its VIEs of $309,921. In addition, certain jurisdictions where the Company has subsidiaries or VIEs require those subsidiaries or VIEs to establish and fund statutory reserves, details of which are listed below:

Statutory reserve

The movement of statutory reserve during the years ended December 31, are as follows:

	December 31,
	2018 $	2019 $

At the beginning of the financial year	46	46
Transferred from retained earnings	–	–
At the end of the financial year	46	46

Taiwan

The subsidiary in Taiwan is required to set aside 10% of its profit after tax to legal reserve in accordance with Taiwanese regulations until the legal reserve amount equals to its total paid-up capital. In the event that the subsidiary incurred no loss, the portion of legal reserve exceeding 25% of the paid-up capital can be used for distribution to shareholders in the form of new shares or cash. As of December 31, 2017, 2018 and 2019, the subsidiary in Taiwan had an accumulated reserve of $33, $33 and $33, respectively.

Thailand

The Thailand regulations require that a private limited liability company shall allocate not less than 5% of its retained earnings to a legal reserve, until this account reaches an amount not less than 10% of the registered authorized capital. The legal reserve is not available for dividend distribution. As of December 31, 2017, 2018 and 2019, the subsidiary in Thailand had an accumulated reserve of $13, $13 and $13, respectively.

The PRC

The PRC subsidiaries of the Company are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. As of December 31, 2017, 2018 and 2019, the Company’s PRC subsidiaries are in accumulated losses position and has not appropriated any funds into the statutory reserve account.

Indonesia

The Indonesian regulations require a limited liability company to reserve a certain amount from its net profit each year as a reserve fund until such fund amounts to at least 20% of its issued and paid up capital. As of December 31, 2017, 2018 and 2019, the Company’s Indonesia subsidiaries are in accumulated losses position and has not appropriated any funds into the statutory reserve account.

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

Singapore

Subsidiaries incorporated in Singapore are subject to the Singapore Corporate Tax rate of 17% for the years ended December 31, 2017, 2018 and 2019. Garena Online was granted a five-year Development and Expansion Incentive (“DEI”) by the Singapore Economic Development Board (the “EDB”) commencing from January 1, 2012, which grants a concessionary tax rate of 10% on qualifying income, subject to certain terms and conditions imposed by the EDB. Upon the expiry of the DEI in 2016, Garena Online was awarded an additional 5-year DEI starting from January 1, 2017, subject to the terms and conditions and amendments thereof.

Others

Subsidiaries incorporated in other countries are subject to the respective statutory corporate income tax rates of the countries where they are resident.

Domestic statutory corporate income tax rate in Taiwan was increased from 17% to 20% with effect from the financial year 2018.

Income tax expense comprises:

	For the year ended December 31,
	2017 $	2018 $	2019 $

Current income tax	6,903	7,949	56,296
Deferred tax	(8,753)	(19,797)	(4,333)
Withholding tax expense	12,595	15,936	33,901
	10,745	4,088	85,864

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

18.	TAXATION (continued)

Enterprise income tax (continued)
The reconciliation of tax computed by applying the tax rate of 17% which is also the statutory corporate income tax rate for its Singapore’s corporate office for the years ended December 31, 2017, 2018 and 2019 is as follows:

	For the year ended December 31,
	2017 $	2018 $	2019 $

Loss before income tax and share of results of equity investees	(548,509)	(953,880)	(1,368,619)

Tax expense computed at tax rate of 17%	(93,247)	(162,160)	(232,665)
Changes in valuation allowance	91,017	197,257	265,776
Non-deductible expenses	2,211	1,797	4,207
Effect of concessionary tax rate and tax reliefs	(3,072)	(6,139)	(42,404)
Withholding tax expense	12,595	15,936	33,901
Foreign earnings at different tax rates	4,104	(38,099)	60,721
Others	(2,863)	(4,504)	(3,672)
	10,745	4,088	85,864

Deferred tax

The significant components of deferred taxes are as follows:

	December 31,
	2018 $	2019 $
Deferred tax assets:
Property and equipment	1,291	4,380
Advances from customers	283	507
Deferred revenue	72,970	93,956
Unutilized tax losses and unused capital allowances	346,369	586,944
Others	6,681	16,922
Valuation allowance	(354,462)	(619,272)
Total deferred tax assets	73,132	83,437

Property and equipment	(954)	(1,002)
Intangible assets	(1,998)	(2,577)
Deferred channel costs	(7,300)	(9,448)
Others	(257)	(1,045)
Total deferred tax liabilities	(10,509)	(14,072)
Net deferred tax assets	62,623	69,365

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

18.	TAXATION (continued)

Deferred tax (continued)
The use of these tax losses and capital allowances is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislation of the jurisdiction in which the entity operates. These tax losses have no expiry date except tax losses approximating to $520,523, $1,131,293 and $1,773,877 as of December 31, 2017, 2018 and 2019, respectively. The tax losses of $1,773,877 as of December 31, 2019 will expire from 2020 to 2030.

The utilization of deferred tax assets recognized by the Group is dependent upon future taxable income in excess of income arising from the reversal of existing taxable temporary differences.

As of December 31, 2019, no deferred tax liability has been recognised on the undistributed earnings of its foreign subsidiaries as the Company either intends to permanently reinvest the undistributed earnings to fund its future operations or no withholding tax is imposed on the remittance of undistributed earnings in certain jurisdiction.

19.          LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented is calculated as follows:

	For the year ended December 31,
	2017 $	2018 $	2019 $
Numerator:
Net loss attributable to ordinary shareholders	(560,485)	(961,241)	(1,462,799)

Denominator:
Weighted-average number of shares outstanding—basic and diluted	205,727,195	338,472,987	436,601,801

Basic and diluted loss per share:	(2.72)	(2.84)	(3.35)

The potentially dilutive securities such as share based payments and convertible notes were not included in the calculation of dilutive loss per share because of their anti-dilutive effect.

During the year ended December 31, 2018 and 2019, respectively, the Company issued 3,200,000  and 6,000,000 Class A ordinary shares to its share depositary bank which will be used to settle share incentive awards. No consideration was received by the Company for this issuance of Class A ordinary shares. These Class A ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share. Any Class A ordinary shares not used in the settlement of share incentive awards will be returned to the Company.

During the year ended December 31, 2018 and 2019, respectively, 933,007 and 5,720,615 issued Class A ordinary shares were used to settle the share incentive awards.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

20.          RELATED PARTY TRANSACTIONS

(a)          Related parties(1)

Name of related parties	Relationship with the Company

i) Tencent Limited and its affiliates (“Tencent”)	A shareholder of the Company
ii) Vietnam Payment Solutions JSC (“VN Pay”) (2)	An associated company
iii) Shanghai Wuju Information Technology Co., Ltd. (“Wuju”)	An associated company
iv) Vexere Joint Stock Company (“Vexere”)	An associated Company
v) Directors and the key management	Key Management

(1)	These are the related parties that have engaged in significant transactions with the Company for the years ended December 31, 2017, 2018 and 2019.

(2)	VN Pay ceased to be a related party of the Company as of August 31, 2017.

(b)	The Company had the following significant related party transactions for the years ended December 31, 2017, 2018 and 2019:

	2017 $	2018 $	2019 $
Royalty fee and license fee to:
- Tencent	70,470	96,713	122,234

Royalty fee and license fee from:
- Tencent	262	3,629	1,602

Rack rental income from:
- Tencent	1,007	677	438

Services provided by:
- VN Pay	149	–	–
- Tencent	1,012	13,066	19,005

Purchase of merchandise goods from:
- VN Pay	2,898	–	–

Sales of goods to:
- VN Pay	679	–	–

Loans provided to:
- Wuju	422	–	–

Repayment of loans from:
- Wuju	953	–	–
- VN Pay	1,784	–	–

Issuance of convertible notes to:
- Tencent	100,000	50,000	–

Interest expense to:
- Tencent	4,153	2,092	563

Conversion of convertible notes (principal amount) by:
- Tencent	–	–	100,000

Promissory notes extended to:
- Key management	9,768	–	–

Repayment of promissory notes from:
- Key management	16,178	–	–

Interest income received from:
- Key management	774	–	–

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

20.	RELATED PARTY TRANSACTIONS (continued)
(c)	The Company had the following significant related party balances for the years ended December 31, 2018 and 2019:

	December 31,
	2018 $	2019 $
Amounts due from related parties:
Current:
- Tencent	5,224	477

Convertible notes (principal amount) due to:
Non-current:
- Tencent	150,000	–

Amount due to related parties:
Current:
- Tencent	46,025	34,970

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

21.          SEGMENT REPORTING

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The CODM reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating financial performance of each segment.

Description of Reportable Segments

Digital entertainment – Garena’s platform offers mobile and PC online games across the region and develops mobile games for the global market. Garena is the global leader in eSports, it also provides access to other entertainment content and social features, such as live streaming of gameplay, user chat and online forums.

E-commerce – Shopee’s platform is a mobile-centric, social-focused marketplace. It provides users with a convenient, safe, and trusted shopping environment with integrated payment, logistics infrastructure and comprehensive seller services. Products from manufacturers and third parties are also purchased and sold directly to buyers on Shopee platform.

Digital financial services – SeaMoney provides a variety of payment services to individuals and businesses. It is an important payment infrastructure supporting the Company’s digital entertainment and e-commerce businesses. In addition, SeaMoney also integrates with third-party merchant partners and covers a broad set of consumption use cases.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other services”.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

21.	SEGMENT REPORTING (continued)
Information about segments for the years ended December 31, 2017, 2018 and 2019 presented were as follows:

	For the Year ended December 31, 2017
	Digital Entertainment $	E-Commerce $	Digital Financial Services $	Other Services $	Unallocated expenses(1) $	Consolidated $

Revenue	365,167	9,034	16,270	23,719	–	414,190

Operating income (loss)	45,637	(452,233)	(38,038)	(21,199)	(36,523)	(502,356)
Non-operating loss, net						(46,153)
Income tax expense						(10,745)
Share of results of equity investees						(1,912)
Net loss						(561,166)

	For the Year ended December 31, 2018
	Digital Entertainment $	E-Commerce $	Digital Financial Services $	Other Services $	Unallocated expenses(1) $	Consolidated $

Revenue	462,464	269,578	11,458	83,468	–	826,968

Operating income (loss)	69,449	(893,489)	(34,056)	(62,548)	(68,124)	(988,768)
Non-operating income, net						34,888
Income tax expense						(4,088)
Share of results of equity investees						(3,066)
Net loss						(961,034)

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

21.	SEGMENT REPORTING (continued)

	For the Year ended December 31, 2019
	Digital Entertainment $	E-Commerce $	Digital Financial Services $	Other Services $	Unallocated expenses(1) $	Consolidated $

Revenue	1,136,017	834,295	9,223	195,843	-	2,175,378

Operating income (loss)	529,524	(1,131,771)	(116,309)	(39,864)	(132,812)	(891,232)
Non-operating loss, net						(477,387)
Income tax expense						(85,864)
Share of results of equity investees						(3,239)
Net loss						(1,457,722)

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

Revenue from external customers is classified based on the geographical locations where the services were provided. With the continuous growth of the business, the revenue and long-lived assets’ segment reporting were revised to better reflect the contribution from each region. The 2017 and 2018 segment information has been restated to conform to the current year presentation.

	For the Year Ended December 31,
	2017 $	2018 $	2019 $
Revenue
Southeast Asia	279,167	581,336	1,378,141
Latin America	1,850	14,713	282,618
Rest of Asia	133,173	229,773	489,291
Rest of the world	–	1,146	25,328
Consolidated revenue	414,190	826,968	2,175,378

Long-lived assets consist of property and equipment, operating lease right-of-use assets and intangible assets.

	As at December 31,
	2018 $	2019 $
Long-lived assets
Southeast Asia	181,882	389,997
Rest of Asia	23,350	119,043
Rest of the world	12	7,565
	205,244	516,605

No single customer accounted for 10 percent or more of the Company’s total revenue for the years ended December 31, 2017, 2018 and 2019.

22.          FAIR VALUE MEASUREMENTS

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
In accordance with ASC 820, the Company measures cash equivalents, restricted cash, available-for-sale investments and 2017 Convertible Notes at fair value. The liability component of the 2018 Convertible Notes and 2019 Convertible Notes is measured at fair value on its issuance date. Cash equivalents are classified within Level 1 or Level 2 because they are valued using a quoted market prices or alternative pricing sources and model utilizing market direct or indirect observable inputs, such as the risk-free interest rate.

As of December 31, 2018 and 2019, Level 3 assets and liabilities of the Company included investments in convertible loans and preference shares of investees and 2017 Convertible Notes.

Investments in debt securities – for long term investment in debt securities, the Company used the Market approach to determine the equity value of the investees.  The fair value of debt securities was then derived from the equity value of the investees taking into account business risk, volatility and discount rates which requires the Company to make complex and subjective judgments. For short-term investment in debt securities, the carrying amount is approximate fair value due to its short-term nature.

2017 Convertible Notes – the Company used a binomial tree model to determine the fair value of the 2017 Convertible Notes. The binomial pricing model traces the evolution of the 2017 Convertible Notes’ key underlying variables in discrete-time. This is done by means of a binomial lattice (tree), for a number of time steps between the end of reporting periods, which were December 31, 2018 and December 31, 2019, and expiration dates. The valuation model requires the Company to make complex and subjective judgments on certain underlying inputs applied to the valuation models including the expected volatility of its share price and estimated credit spread as of December 31, 2018 and December 31, 2019.

2018 Convertible Notes and 2019 Convertible Notes – the Company used discounted cash flow method to determine the fair value of the liability component (non-recurring, Level 3). The discounted cash flow taking into the present value of expected future cash flows from coupon interest and redemption amount, discounted by the credit yield as at issuance date with reference to similar instruments that did not have associated convertible features.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	FAIR VALUE MEASUREMENTS (continued)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2018
	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Unobservable inputs (Level 3) $	Total $

Cash equivalents	10,137	–	–	10,137
Money market funds	304,335	–	–	304,335
Short-term investments	690	–	–	690
Available-for-sale investments – non-current	–	–	70,374	70,374
2017 Convertible Notes	–	–	(636,716)	(636,716)
Share appreciation rights	(106)	–	–	(106)
	315,056	–	(566,342)	(251,286)

	Fair value measurement at December 31, 2019
	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Unobservable inputs (Level 3) $	Total $

Cash equivalents	55,723	–	–	55,723
Money market funds	537,615	–	–	537,615
Short-term investments	30,324	–	72,000	102,324
Time deposits – non-current	216	–	–	216
Available-for-sale investments – non-current	–	–	56,418	56,418
2017 Convertible Notes	–	–	(29,481)	(29,481)
Share appreciation rights	(1,500)	–	–	(1,500)
	622,378	–	98,937	721,315

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	FAIR VALUE MEASUREMENTS (continued)

Level 3 instruments measured at fair value on a recurring basis $
Assets:
Available-for-sale investments

Current:
Balance at January 1, 2017 and January 1, 2018	–
Investment during 2019	72,000
Balance at December 31, 2019	72,000

Non-current:
Balance at January 1, 2017	2,388
Investment during 2017	18,000
Impairment loss	(1,147)
Exchange differences	8
Balance at December 31, 2017	19,249
Investment during 2018	33,000
Impairment loss	(144)
Unrealized fair value gain included in other comprehensive loss	18,269
Balance at December 31, 2018	70,374
Impairment loss	(1,087)
Unrealized fair value loss included in other comprehensive loss	(12,869)
Balance at December 31, 2019	56,418

Liabilities:

Convertible notes
Balance at January 1, 2017	–
Convertible notes issued during the year	(675,000)
Fair value loss	(51,950)
Balance at December 31, 2017	(726,950)
Fair value gain	41,259
Conversion into Class A ordinary shares (Note 13(a))	48,975
Balance at December 31, 2018	(636,716)
Fair value loss	(472,877)
Conversion into Class A ordinary shares (Note 13(a))	1,080,112
Balance at December 31, 2019	(29,481)

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	FAIR VALUE MEASUREMENTS (continued)

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

23.          COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has commitments to purchase property and equipment of $50,857 and $12,357, committed licensing fee payable for the licensing of game titles of $7,400 and $1,900 and commitment to invest in certain companies of $8,473 and $24,056 as of December 31, 2018 and 2019, respectively.

Minimum guarantee commitments

The Company has commitments to pay minimum guarantee of royalty fee to game developers for certain online games it licensed from those game developers. As of December 31, 2018 and 2019, the minimum guarantee commitment amounted to $60,271 and $31,733, respectively, for its launched games and licensed but yet launched games.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

24.          PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

Condensed balance sheets	As of December 31,
	2018 $	2019 $
ASSETS
Current assets
Cash and cash equivalents	519,107	1,898,588
Prepaid expenses and other assets	24,329	28,343
Amounts due from subsidiaries	2,052,292	3,613,656
Total current assets, representing total assets	2,595,728	5,540,587

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued expenses and other payables	8,467	9,797
Amounts due to subsidiaries	41,638	42,582
Convertible notes	–	29,481
Total current liabilities	50,105	81,860

Non-current liabilities
Loss in excess of investments	1,726,966	2,939,971
Convertible notes	1,061,796	1,356,332

Total non-current liabilities	2,788,762	4,296,303

Total liabilities	2,838,867	4,378,163

Shareholders’ equity
Class A Ordinary shares (Par value of US$0.0005 per share; Authorized: 14,800,000,000 and 14,800,000,000 shares as of December 31, 2018 and 2019, respectively; Issued and outstanding: 190,423,065 and 311,068,949 shares as of December 31, 2018 and 2019, respectively)	94	154
Class B Ordinary shares (Par value of US$0.0005 per share; Authorized: 200,000,000 and 200,000,000 shares as of December 31, 2018 and 2019, respectively; Issued and outstanding: 152,175,703 and 152,175,703 shares as of December 31, 2018 and 2019, respectively)	76	76
Additional paid-in capital	1,809,232	4,687,284
Accumulated other comprehensive loss	15,199	5,449
Statutory reserves	46	46
Accumulated deficit	(2,067,786)	(3,530,585)
Total shareholders’ (deficit) equity	(243,139)	1,162,424
Total liabilities and shareholders’ (deficit) equity	2,595,728	5,540,587

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (continued)
Condensed statements of operations

	Year ended December 31,
	2017 $	2018 $	2019 $

Operating expenses	(41,369)	(62,671)	(124,197)
Interest income	1,538	7,447	18,934
Other income	983	1,797	1,860
Interest expense	(26,460)	(31,142)	(47,644)
Foreign exchange gain (loss)	1,072	(45)	14
Investment gain	3,374	4,335	371,289
Fair value (loss) gain on convertible notes	(51,950)	41,259	(472,877)
Loss before income tax and share of results of equity investees	(112,812)	(39,020)	(252,621)
Income tax expense	–	–	–
Share of results of equity investees	(447,673)	(922,221)	(1,210,178)
Net loss	(560,485)	(961,241)	(1,462,799)

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (continued)

Condensed statements of comprehensive loss

	Year ended December 31,
	2017 $	2018 $	2019 $

Net loss	(560,485)	(961,241)	(1,462,799)

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments:
Translation gain (loss)	1,970	(13,771)	3,119
Reclassification adjustment for net translation adjustments realized in net income	144	–	-
Net change	2,114	(13,771)	3,119

Available-for-sale investments:
Change in unrealized gain (loss)	–	18,269	(12,869)
Net change	–	18,269	(12,869)
Total comprehensive loss, net of tax	(558,371)	(956,743)	(1,472,549)

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (continued)

Condensed statements of cash flows

	Year ended December 31,
	2017 $	2018 $	2019 $

Net cash generated from (used in) operating activities	6,845	(34,930)	354,050
Net cash used in investing activities	(664,483)	(1,060,969)	(1,554,811)
Net cash generated from financing activities	1,635,224	569,510	2,580,242
Net increase (decrease) in cash	977,586	(526,389)	1,379,481
Cash at beginning of the year	67,910	1,045,496	519,107
Cash at end of the year	1,045,496	519,107	1,898,588

(a)	Basis of preparation

In the Company-only financial statements, the Company’s investment in subsidiaries and other equity investees is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

The Company records its investment in its subsidiaries and other equity investees under the equity method of accounting as prescribed in ASC 323-10, Investment-Equity Method and Joint Ventures. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and other equity investees”, or in the case of cumulative losses in excess of the Company’s investment, “Loss in excess of investments”. Share of the subsidiaries’ and other equity investees’ profit or loss is presented as “Share of results of equity investees” on the condensed statements of operations. Under the equity method of accounting, the Company shall adjust the carrying amount of the investment for its share of the subsidiaries’ and other equity investees’ cumulative losses until the investment balance reaches zero, unless it is contractually obligated to continue to pick up the subsidiaries’ and other equity investees’ losses. The Company confirmed its unlimited financial support to its subsidiaries for their operations. Consequently, the Company recognized $3,012,286 and $1,802,108 of its share of cumulative losses in excess of its investment in “Loss in excess of investments” as of December 31, 2019  and December 31, 2018, respectively .
The Company received dividend from a subsidiary amounting $363,129 during the year ended December 31, 2019. The other equity investees did not pay any dividends to the Company for the years presented. The dividend received is classified within Investment gain.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Company’s consolidated financial statements.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (continued)

(b)	Convertible notes

	December 31,
	2018 $	2019 $
Current:
2017 Convertible Notes	–	29,481
	–	29,481

Non-Current:
2017 Convertible Notes	636,716	–
2018 Convertible Notes	425,080	453,215
2019 Convertible Notes	–	903,117
	1,061,796	1,356,332

The Company issued convertible notes with principal amount of $50,000 and nil to Tencent during the year ended December 31, 2018 and 2019.

(i)	2017 Convertible Notes

During the year ended December 31, 2017, the Company issued the convertible promissory notes (the “2017 Convertible Notes”), in the aggregate principal amount of $675,000 to nine new investors and an existing shareholder, at an interest rate of 5% per annum, compounded annually on the unconverted and unpaid principal amount until the first to occur of (i) the maturity date, subject to further extension at investors’ election, (ii) the last day of the lockup period related to the IPO, (iii) the date of any conversion of the convertible promissory note in full, and (iv) the date of any other repayment or redemption of the convertible promissory note in full. The 2017 Convertible Notes will mature on their respective third anniversary dates.

The noteholders have the right, at their option, to convert the outstanding principal amount of the 2017 Convertible Notes, in whole or in part of a minimum of 50%, into fully paid and non-assessable ordinary shares of the Company at any time following the IPO closing date up to the maturity date if an IPO occurs, at a conversion price ranging from $13.13 to $14.26 calculated according to an agreed-upon formula which stipulates a discount to the IPO price based on a discount rate and the time period between the issuance dates of the relevant 2017 Convertible Notes and the IPO pricing date, subject to certain anti-dilution adjustments.

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

Following the closing of the IPO on October 20, 2017, the American Depositary Shares (“ADSs”) representing the underlying Class A ordinary shares are publicly traded and the Conversion Option is subject to derivative accounting. The Company elected to use the fair value option which would require the hybrid instrument to be measured at fair value with any changes in fair value recognized in earnings.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (continued)

(b)	Convertible notes (continued)

(i)	2017 Convertible Notes (continued)

During the years ended December 31, 2018 and 2019, certain noteholders had converted the outstanding principal amount of the 2017 Convertible Notes totalling $50,000 and $615,000 into 3,592,415 and 45,645,884 Class A ordinary shares, respectively. For the years ended December 31, 2017, 2018 and 2019, the Company recorded a loss (gain) of $51,950, ($41,259) and $472,877, respectively, as changes in fair value of 2017 Convertible Notes (inclusive of extinguishment gain/loss) in the statement of operations.

All the remaining outstanding 2017 Convertible Notes had been fully converted into Class A ordinary shares of the Company subsequent to December 31, 2019.

(ii)	2018 Convertible Notes and 2019 Convertible Notes

The Company also issued the following convertible notes and the terms are as follow:

	2018 Convertible Notes	2019 Convertible Notes
Issuance date	-June 18, 2018	-November 18, 2019
Maturity date	July 1, 2023	December 1, 2024
Principal amount	$575,000	$1,150,000
Interest rate	2.25%	1.00%
Initial conversion rate	50.5165 ADSs per $1 principal amount, equivalent to $19.80 per ADS	19.9475 ADSs per $1 principal amount, equivalent to $50.13 per ADS
Agreed conversion date	January 1, 2023	June 1, 2024

The 2018 Convertible Notes and 2019 Convertible Notes holders (the ‘Holders’) have the right, at their option, to convert the outstanding principal amount of the convertible notes, in whole or in part in integral multiples of $1 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business day immediately preceding the agreed conversion date; or (ii) anytime on or after the agreed conversion date until the close of business on the second scheduled trading day immediately preceding the maturity date (the “Conversion Option”).

The conversion subject to the anti-dilution and make-whole fundamental change adjustments. Upon conversion, the Company has the right, at its option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to the Holders.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (continued)

(b)	Convertible notes (continued)

(ii)	2018 Convertible Notes and 2019 Convertible Notes (continued)
If certain events of default, changes in tax laws of the relevant taxing jurisdiction or fundamental change, optional redemption or clean up redemption as defined in the indenture were to occur, of which the optional redemption and clean up redemption only applies to the 2019 Convertible Notes, the outstanding obligations under the respective convertible notes could be immediately due and payable (the “Contingent Redemption Options”).

The Company evaluated the Conversion Option and Contingent Redemption Options in accordance with ASC 815 to determine if these features require bifurcation. The Conversion Option was not required to be bifurcated because it was indexed to the Company’s ADSs and meets all additional conditions for equity classification. The Contingent Redemption Options were not required to be bifurcated because they were considered to be clearly and closely related to the debt host, as the convertible notes were not issued at a substantial discount and are redeemable at par.

The 2018 Convertible Notes and 2019 Convertible Notes were accounted for under ASC 470-20 Cash Conversion Subsections as follow:

	2018 Convertible Notes	2019 Convertible Notes
Liability component	$410,926	$897,918
Effective interest rate	9.38%	6.03%
Equity component	$152,714	$240,582
Debt issuance cost, allocated in proportion to the allocation of proceeds	$11,360	$11,500

The liability component was measured at fair value and subsequently amortized to its redemption amount using the effective interest method. The residual value was allocated to the equity component, classified within Additional Paid-up Capital and not subsequently remeasured.

During the years ended December 31, 2018 and 2019, the Company recognized total interest expense for coupon interest of $6,936 and $14,312, respectively and amortization of discount on the liability component amounted to $14,154 and $33,334, respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

24.	PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (continued)

(b)	Convertible notes (continued)

(ii)	2018 Convertible Notes and 2019 Convertible Notes (continued)
Capped call transactions

In connection with the offering of 2019 Convertible Notes, the Company entered into separately negotiated capped call transactions with certain counterparties (collectively, the “Capped Calls”). The Capped Calls have an initial strike price of approximately $50.13 per share, subject to certain adjustments, which corresponds to the initial conversion price of the 2019 Convertible Notes. The Capped Calls have an initial cap price of $70.36 per share, subject to certain adjustments. The Capped Calls are generally intended to reduce or offset the potential economic dilution of approximately 22,940,000 shares to our Class A ordinary shares upon any conversion of the 2019 Convertible Notes with such reduction or offset, as the case may be, subject to a cap based on the cap price. As the Capped Calls are considered indexed to the Company’s own stock and are equity classified, they are recorded in shareholders’ equity and are not accounted for as derivative. The cost of $97,060 incurred in connection with the Capped Calls was recorded as a reduction to additional paid-in-capital. Capped Calls are excluded from the calculation of diluted earnings per share, as they would be antidilutive under treasury stock method.

25.          SUBSEQUENT EVENTS

In January 2020, the Company, through its wholly-owned subsidiaries, entered into an agreement to acquire 100% shares of Phoenix Labs, Inc. through cash consideration.

The recent outbreak of global coronavirus (COVID-19) pandemic has resulted in quarantines, travel restrictions and temporary closure of stores and facilities in many countries. These measures and policies are likely to have adverse effects on global markets and businesses. The impact of the pandemic on the Company’s business is highly uncertain and cannot be reasonably estimated at this time.