Form 20-F
period 2020-12-31
Sea Ltd
filed 2021-04-16
CIK 1703399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  ____________   to   ____________
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

Yanjun Wang, Esq.
Sea Limited
1 Fusionopolis Place, #17-10, Galaxis
Singapore 138522
Tel: +65 6270-8100
E-mail: secnotice@sea.com
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one Class A ordinary share	SE	New York Stock Exchange
Class A ordinary shares, par value US$0.0005 per share*
* Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
359,755,767 Class A ordinary shares and 152,175,703 Class B ordinary shares, par value US$0.0005 per share, as of December 31, 2020

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated and except where the context otherwise requires:

●
“2023 convertible notes” refers to our 2.25% convertible senior notes due 2023, which were issued in June 2018 and referred to as “2018 convertible notes” in our Annual Report on Form 20-F for the year ended December 31, 2019;

●
“2024 convertible notes” refers to our 1.00% convertible senior notes due 2024, which were issued in November 2019 and referred to as “2019 convertible notes” in our Annual Report on Form 20-F for the year ended December 31, 2019;

●	“2025 convertible notes” refers to our 2.375% convertible senior notes due 2025, which were issued in May 2020;

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

●	‘‘ADSs’’ refers to the American Depositary Shares, each of which represents one of our Class A ordinary shares, par value US$0.0005 per share;

●	“China” or “PRC” refers to the People’s Republic of China excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

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

●	“shares” or “ordinary shares” refer to our Class A ordinary shares, par value US$0.0005 per share, and our Class B ordinary shares, par value US$0.0005 per share; and

●
“we,” “us,” “our company,” “our group,” “our” or “Sea” refers to Sea Limited, a Cayman Islands company, its consolidated subsidiaries and its consolidated affiliated entities, including its variable interest entities, or VIEs, and their subsidiaries and consolidated affiliated entities.

Our reporting and functional currency is the U.S. dollar. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Indonesian rupiah into U.S. dollars have been made at the rate of IDR14,105.00 to US$1.00, being the foreign exchange reference rate and the Jakarta interbank spot dollar rate published by the Bank Indonesia in effect as of December 30, 2020, all translations of New Taiwan dollars, Thai baht and Singapore dollars into U.S. dollars have been made at the rates of NT$28.0800 to US$1.00, THB30.0200 to US$1.00 and S$1.3214 to US$1.00, respectively, being the noon buying rates in The City of New York for cable transfers in New Taiwan dollars, Thai baht and Singapore dollars as certified for customs purposes by the Federal Reserve Bank of New York in effect as of December 31, 2020 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. dollars, and all translations from Vietnamese dong into U.S. dollars made at the rate of VND23,131 to US$1.00, being the central rate published by The State Bank of Vietnam in effect as of December 31, 2020. We make no representation that the Indonesian rupiah, New Taiwan dollar, Vietnamese dong, Thai baht or Singapore dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.” On April 9, 2021, the Jakarta interbank spot dollar rate for Indonesian rupiah was IDR14,580.00  to US$1.00, the noon buying rate for New Taiwan dollars was NT$28.4300 to US$1.00, the central rate for Vietnamese dong was VND23,214 to US$1.00, the noon buying rate for Thai baht was THB31.4500 to US$1.00 and the noon buying rate for Singapore dollars was S$1.3406 to US$1.00.

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

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

●	our goals and strategies;

●	our future business development, financial condition, financial results, and results of operations;

●	the expected growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where we operate, including segments within those industries;

●	expected changes in our revenue, costs or expenditures;

●	our ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content;

●	the expected growth of our digital entertainment, e-commerce and digital financial services businesses;

●	our expectations regarding growth in our user base, level of engagement and monetization;

●	our ability to continue to develop new technologies and/or upgrade our existing technologies;

●	our expectation regarding the use of proceeds from our financing activities, including our follow-on equity offerings and convertible notes offerings;

●	growth and trends of our markets and competition in our industries;

●	government policies and regulations relating to our industries;

●	general economic and business conditions in our markets; and

●
the impact of widespread health developments, including the COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines or treatments) which could, among other things, impact the business and manufacturing activities of our ecosystem participants, disrupt the global supply chain including those of our sellers on our platforms and merchant partners, and negatively affect consumer discretionary spending.

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

You should not rely on forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This annual report also contains statistical data and estimates that we obtained from industry publications and reports generated by government or third-party providers of market intelligence. Although we have not independently verified the data, we believe that the publications and reports are reliable. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Other Operational Risks—Industry data, projections and estimates contained in this annual report are inherently uncertain and subject to interpretation.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020 and selected consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of operations data for the year ended December 31, 2016 and 2017 and selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018 are derived from our audited consolidated financial statements, which are not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of results expected for future periods.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	(US$ thousands, except for number of shares and per share data)
Selected Consolidated Statements of Operations Data:
Revenue:
Service revenue
Digital Entertainment	327,985	365,167	462,464	1,136,017	2,015,972
E-commerce and other services	17,675	47,444	270,049	822,659	1,777,330
Sales of goods	10	1,579	94,455	216,702	582,362
Total revenue	345,670	414,190	826,968	2,175,378	4,375,664
Cost of revenue:
Cost of service
Digital Entertainment	(185,314)	(217,986)	(267,359)	(435,905)	(702,329)
E-commerce and other services	(47,284)	(107,260)	(446,281)	(907,518)	(1,743,773)
Cost of goods sold	—	(1,632)	(98,570)	(227,035)	(580,657)
Total cost of revenue	(232,598)	(326,878)	(812,210)	(1,570,458)	(3,026,759)
Gross profit	113,072	87,312	14,758	604,920	1,348,905
Operating income (expenses):
Other operating income	2,103	3,497	9,799	15,890	189,645
Sales and marketing expenses	(187,372)	(425,974)	(705,015)	(969,543)	(1,830,875)
General and administrative expenses	(112,383)	(137,868)	(240,781)	(385,865)	(657,215)
Research and development expenses	(20,809)	(29,323)	(67,529)	(156,634)	(353,785)
Total operating expenses	(318,461)	(589,668)	(1,003,526)	(1,496,152)	(2,652,230)
Operating loss	(205,389)	(502,356)	(988,768)	(891,232)	(1,303,325)
Interest income	741	2,922	11,520	33,935	24,804
Interest expense	(23)	(26,501)	(31,295)	(48,208)	(148,243)
Investment gain (loss), net	9,434	33,591	8,603	11,794	(17,820)
Changes in fair value of convertible notes	—	(51,950)	41,259	(472,877)	(87)
Foreign exchange (loss) gain	(1,649)	(4,215)	4,801	(2,031)	(38,567)
Loss before income tax and share of results of equity investees	(196,886)	(548,509)	(953,880)	(1,368,619)	(1,483,238)
Income tax expense	(8,546)	(10,745)	(4,088)	(85,864)	(141,640)
Share of results of equity investees	(19,523)	(1,912)	(3,066)	(3,239)	721
Net loss	(224,955)	(561,166)	(961,034)	(1,457,722)	(1,624,157)
Net loss (profit) attributable to non-controlling interests	2,088	681	(207)	(5,077)	6,101
Net loss attributable to Sea Limited’s ordinary shareholders	(222,867)	(560,485)	(961,241)	(1,462,799)	(1,618,056)
Loss per share:
Basic and diluted	(1.30)	(2.72)	(2.84)	(3.35)	(3.39)
Weighted average shares used in loss per share computation:
Basic and diluted	171,127,788	205,727,195	338,472,987	436,601,801	477,264,888

Non-GAAP Financial Measure:
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes(1)	(196,114)	(480,580)	(944,172)	(867,776)	(1,333,824)

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

	As of December 31,
	2016	2017	2018	2019	2020
	(US$ thousands)
Selected Consolidated Balance Sheets Data:
Total current assets	309,884	1,720,713	1,710,713	4,410,139	8,939,004
Cash and cash equivalents	170,078	1,347,361	1,002,841	3,118,988	6,166,880
Prepaid expenses and other assets	79,443	186,181	312,387	535,187	1,054,229
Loans receivable	—	—	—	—	285,937
Total non-current assets	175,891	267,567	481,956	814,030	1,516,667
Property and equipment, net	31,123	74,348	192,357	318,620	386,401
Operating lease right-of-use assets, net	—	—	—	182,965	234,555
Long-term investments	45,072	28,216	111,022	113,797	190,482
Prepaid expenses and other assets	32,299	46,297	69,065	65,684	204,804
Loans receivable	—	—	—	—	117,149
Total assets	485,775	1,988,280	2,192,669	5,224,169	10,455,671
Total current liabilities	263,756	637,705	1,186,493	2,362,366	4,636,067
Accrued expenses and other payables	102,086	285,248	636,880	980,805	2,033,461
Advances from customers	15,459	27,155	29,355	65,062	161,379
Deferred revenue	122,218	268,241	426,675	1,097,868	2,150,165
Total non-current liabilities	142,594	875,444	1,245,631	1,689,151	2,399,365
Deferred revenue	137,259	133,481	171,262	160,708	343,297
Convertible notes	—	726,950	1,061,796	1,356,332	1,840,406
Total liabilities	406,350	1,513,149	2,432,124	4,051,517	7,035,432
Total mezzanine equity	205,075	—	—	—	—
Total Sea Limited shareholders’ (deficit) equity	(125,670)	469,025	(243,139)	1,162,424	3,382,912
Total shareholders’ (deficit) equity	(125,650)	475,131	(239,455)	1,172,652	3,420,239
Total liabilities, mezzanine equity and shareholders’ (deficit) equity	485,775	1,988,280	2,192,669	5,224,169	10,455,671

Selected Operating Data

The table below sets forth the key metrics across our digital entertainment and e-commerce businesses for the periods indicated.

	For the Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(billions, unless otherwise indicated)
Digital Entertainment
Bookings (US$)(1)	0.4	0.4	0.5	0.5	0.5	0.7	0.9	1.0
Game QAUs (in millions)	271.6	310.5	321.1	354.7	402.1	499.8	572.4	610.6
Game QPUs (in millions)	20.7	26.1	29.2	33.3	35.7	49.9	65.3	73.1
E-commerce
GMV (US$)	3.5	3.8	4.6	5.6	6.2	8.0	9.3	11.9
Orders	0.2	0.2	0.3	0.4	0.4	0.6	0.7	1.0

(1)	GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue.

The table below sets forth the key metrics of our digital financial services business for the periods indicated.

	For the Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
Digital Financial Services
Mobile wallet total payment volume (US$ in billions)	1.1	1.6	2.2	2.9
Mobile wallet QPUs (in millions)	10.5	15.6	17.9	23.2

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

SUMMARY OF RISK FACTORS

We believe some of the major risks and uncertainties that may materially and adversely affect us include the following:

BUSINESS AND OPERATIONAL RELATED RISKS

Risks Applicable Across Multiple Businesses

●	We may fail to maintain or grow the size of our user base or the level of engagement of our users.

●	We may fail to monetize our businesses effectively.

●	We have a history of net losses and we may not achieve profitability in the future.

●
The COVID-19 pandemic has affected our business activities and results. Any future occurrence of natural disasters, epidemics, pandemics or other outbreaks, or other catastrophic events could also adversely affect our business.

●	We may not succeed in managing or expanding our business across the expansive and diverse markets in which we operate.

●	We are subject to extensive and changing laws and government regulations across our business.

●	We may fail to compete effectively.

●	Existing or future investments or acquisitions may not be successful.

●	Our results of operations are subject to fluctuations.

●	We have a limited operating history for some of our businesses.

●	Our businesses involve third parties over whose actions we have no control.

●	Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.

●	We may be subject to intellectual property-related risks.

●
We may be liable for security breaches and attacks against our or our third-party partners’ platforms and network, particularly with regard to confidential user information and personal or other data or any other privacy or data protection compliance issue, and our platforms and games may contain unforeseen “bugs” or errors.

●
We collect, process, transmit, and store personal information in connection with the operation of our businesses and are subject to complex and evolving international laws and regulations regarding privacy and data protection.

Risks Related to Our Digital Entertainment Business

●	We derive a significant portion of digital entertainment revenue and gross profit from a limited number of online games.

●	We have a limited track record in game development and global game distribution.

●	We rely on third-party game developers for some of the content of our digital entertainment platform.

●	Our games are subject to scrutiny regarding the appropriateness of their content.

Risks Related to Our E-Commerce Business

●	We face uncertainties relating to the growth and profitability of the e-commerce industry in our markets and we may face challenges and uncertainties in implementing our e-commerce strategy.

●	We may suffer losses relating to the products we sell on Shopee.

Risks Related to Our Digital Financial Services Business

●	We face uncertainties and risks relating to our digital financial services business.

●	We could be held liable if our digital financial services and products are used for fraudulent, illegal or improper purposes.

●	Our banking business may subject us to additional material business, operational, financial, legal and compliance requirements and risks.

●	We face risks related to our lending and consumer credit businesses.

Other Operational Risks

●	We rely on technology and internet infrastructure, data center and cloud service providers and telecommunications networks in the markets where we operate.

●	We may fail to attract, motivate and retain the key members of our management team or other experienced and capable employees.

●	We may be subject to risks related to litigation and regulatory proceedings.

●
We rely on structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations. We are also subject to other risks relating to such structural arrangements.

MARKETS RELATED RISKS

●	Changes in economic, political or social conditions or government policies in our markets could have a material adverse effect on our business and operations.

RISKS RELATED TO THE ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

BUSINESS AND OPERATIONAL RELATED RISKS

Risks Applicable Across Multiple Businesses

We may fail to maintain or grow the size of our user base or the level of engagement of our users.

The size and engagement level of our user base are critical to our success. Our business and financial performance have been and will continue to be significantly determined by our success in adding, retaining and engaging active users. We continue to invest significant resources to grow our user base and increase user engagement, whether through innovations, providing new or improved content or services, marketing efforts or other means. While our user base has expanded significantly in the past, our user base and engagement levels may not continue growing at satisfactory rates, or at all. Our user growth and engagement could be adversely affected if:

●	we fail to maintain the popularity of our platforms among users;

●	we are unable to maintain the quality of our existing content and services;

●	we are unsuccessful in innovating or introducing new, best-in-class content and services;

●	we fail to adapt to changes in user preferences, market trends or advancements in technology;

●	technical or other problems prevent us from delivering our content or services in a timely and reliable manner or otherwise affect the user experience;

●	there are user concerns related to privacy, data protection, safety, fund security or other factors;

●	monetization measures by us cause users to shift to other platforms;

●	our new games cause players to shift from our existing games without growing the overall size of our user base or online games platform;

●	there are adverse changes to our platforms or offerings that are mandated by, or that we elect to make to address, legislation, regulation or litigation, including settlements or consent decrees;

●
our users fail to accept or comply with our terms of service or the privacy policies that we have implemented or may implement, or we adopt terms, policies, or procedures that are perceived negatively by our users;

●
our marketing campaigns or promotional strategies fail to achieve the intended effects among users – for example, users may develop negative perceptions towards our marketing campaigns or promotional strategies;

●
we are unable to achieve the expected synergies among our businesses, we are unable to achieve synergies in a cost-effective manner, or we fail to balance the interests of all participants in our ecosystem;

●	we fail to maintain the brand image of our platforms or our reputation is damaged or changes negatively; or

●	there are unexpected changes to the demographic trends or economic development of or affecting our markets.

Our efforts to avoid or address any of these events could require us to incur substantial expenditure to modify or adapt our content, services or platforms. If we fail to retain or continue growing our user base, or if our users reduce their engagement with our platforms, our business, financial condition and results of operations could be materially and adversely affected.

We may fail to monetize our businesses effectively.

Our financial performance largely depends on our ability to monetize our businesses, and our failure to do so could materially and adversely affect our business, financial condition and results of operations.

In order to sustain revenue growth for our digital entertainment business, we must maintain paying users and convert active game players to paying users and increase their spending. Spending in our games is discretionary and our users may be price-sensitive, which may negatively affect our ability to monetize our business. It is crucial to balance creating sufficient in-game monetization opportunities on the one hand, and ensuring our games continue to attract a considerable number of users by offering them an enjoyable free-to-play experience on the other. To stimulate in-game spending, we need to continue to ensure that our games are engaging, the in-game items we offer are appealing, our monetization strategies comply with applicable laws and regulations, our prices are attractive and our marketing and promotional activities, such as esports events, are effective.

Our focus for our e-commerce business has been on building the ecosystem of sellers and buyers and improving the shopping experience. We monetize Shopee mainly by offering sellers paid advertising services, charging transaction-based fees, and charging for certain value-added services. If our efforts to monetize our e-commerce business are not successful, revenue generated from monetizing our Shopee marketplace may not offset its significant operating costs, causing it to operate with losses. Moreover, monetization efforts could increase the costs of using our Shopee platform to users, which could negatively affect the number of users and the level of user engagement on our platform.

We mainly monetize our digital financial services business by charging commissions to third-party merchants with respect to our mobile wallet services, and by earning interest from borrowers with respect to our consumer credit business. Our ability to continue to successfully monetize our digital financial services business in the future will depend significantly on expanding our user base and the number of use cases available, neither of which may be achieved at the level we anticipate. In addition, we may offer new digital financial services and products or offer existing services and products to new markets. Our monetization efforts or our expansion into new services on our digital financial services platform may not succeed or generate revenue at levels we expect, or at all.

For all our businesses, we invest in user data analysis to better understand user consumption patterns. This allows us to introduce content and services that are appealing to paying users on all our platforms and to properly deploy and price content and services to enhance our monetization. However, data analysis involves a substantial amount of judgment and discretion. If we fail to properly interpret the data collected from our operations or convert our data analysis results into effective business strategies, our monetization may not be successful.

We have a history of net losses and we may not achieve profitability in the future.

We had net losses of US$961.0 million, US$1,457.7 million and US$1,624.2 million in 2018, 2019 and 2020, respectively. Our net losses in 2020 were primarily due to our investments in expanding our businesses, in particular our e-commerce and digital financial services businesses. In 2018, 2019 and 2020, our sales and marketing expenses equaled 85.3%, 44.6% and 41.8% of our total revenue, respectively. Our operating expenses may continue to increase as we invest in expanding our businesses, including offering new content and services, and hiring additional headcount. These efforts may be costlier than we expect and our revenue may not increase sufficiently to offset these expenses.

We may continue to take actions and make investments that do not generate immediate positive financial returns and may result in increased operating losses or other losses in the short term with no assurance that we will eventually achieve the intended long-term benefits or profitability. These factors, among others set out in this “Item 3. Key Information—D. Risk Factors” section, may negatively affect our ability to achieve profitability in the near term, if at all.

The COVID-19 pandemic has affected our business activities and results. Any future occurrence of natural disasters, epidemics, pandemics or other outbreaks, or other catastrophic events could also adversely affect our business.

COVID-19, which was characterized as a pandemic by the World Health Organization, or the WHO, in March 2020, and the measures to contain its spread have resulted in business and manufacturing disruptions in our markets, impacted the business activities of our ecosystem participants, and disrupted the global supply chain including those of our sellers on our platform and merchant partners. For example, regional and global logistic costs had temporarily increased due to COVID-19 effects. Our users’ spending power may also be negatively affected if the global or their local economies are negatively affected. If the pandemic worsens and measures put in place to curb its spread and to stabilize the economy are not effective or if we are ordered by any authorities to suspend or close our material operations, our business, financial condition and results of operations could be materially and adversely affected.

COVID-19 has affected and may continue to affect our businesses and our users’ behaviors. While lockdown and social distancing measures implemented to control the spread of COVID-19 have led to increased adoption of e-commerce and usage of other online platforms, such increased adoption may not continue. The extent of the impact of COVID-19 on our operational and financial performance depends on many factors, including the duration and control of the outbreak, the availability and effectiveness of vaccines and treatments, and actions taken by authorities and other parties in our ecosystem. To the extent users of online platforms revert to pre-COVID-19 behaviors, our growth prospects may not be as strong as otherwise.

Similarly, our business, financial condition and results of operations could be materially and adversely affected by severe weather conditions, natural disasters, geopolitical events, terrorist attacks, the occurrence or re-occurrence of other outbreaks, epidemics or pandemics, including avian influenza, severe acute respiratory syndrome, the influenza A (H1N1) or H7N9, and other catastrophic events that disrupt our operations, adversely affect our markets or the economy generally or adversely affect our employees, third-party service providers, business partners or a significant portion of our users.

We may not succeed in managing or expanding our business across the expansive and diverse markets in which we operate.

Our business has become increasingly complex as we have expanded the scale of our operations and the markets in which we operate. We have significantly expanded and expect to continue to expand our business coverage, headcount, office facilities and infrastructure. Further, as Free Fire continues to gain momentum in global markets, our game operations have expanded beyond our traditional markets in Southeast Asia and Taiwan. Free Fire is currently available in more than 130 markets, and particularly has growing user bases in Brazil, Mexico, India, North America, Russia and the Middle East. We have opened offices and hired local staff in Latin America to focus on Latin America’s local game operations and community engagement. In addition, we recently expanded our Shopee business to Latin America. When opportunities arise, we may further expand our geographic coverage beyond our traditional core markets and offer more products beyond our existing offerings. It is costly to establish, develop and maintain international operations, adapt our business model to new or diverse regulatory environments and to promote our brand internationally. Our international operations may not become profitable on a sustainable basis, if at all. As our operations continue to expand, our technology infrastructure systems and corporate, legal and compliance functions will need to be scaled to support our operations, and if they fail to do so, our business, financial condition and results of operations may be negatively affected.

The markets where we operate or expand to are diverse and unique, with varying levels of economic and infrastructure development and distinct legal and regulatory systems, and do not operate seamlessly across borders as a single or common market. Managing our growing businesses across these markets requires considerable management attention and resources. Our growing multi-market operations also require certain additional costs, including costs relating to staffing, logistics, intellectual property protection, regulatory and compliance, tariffs and other trade barriers and higher tax rates in certain markets. We may be less well-known or have fewer local resources and we may be unsuccessful in adapting our business practices, culture and operations.

Our operations and expansions in new markets may become subject to risks associated with:

●	user acceptance of a digital economy, especially in the new markets to which we have expanded or may expand in the future;

●	lack of experience operating in these new markets;

●	recruiting and retaining talented and capable management and employees in various markets;

●	limited technology infrastructure and low levels of use of the internet;

●	challenges caused by distance, language and cultural differences, and local and regional competitive landscapes;

●	providing content and services that appeal to the tastes and preferences of users in a larger number of markets;

●
implementing our businesses in a manner that complies with local laws and practices, which may differ significantly from market to market, including laws regarding data protection, privacy, network security, cybersecurity, encryption and payments;

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

●
protectionist laws and business practices that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies, including restrictions on foreign ownership;

●	complex local tax regimes;

●
differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions which may be applicable to transactions conducted through cross-border e-commerce business, related compliance obligations and consequences of non-compliance, and any new developments in these areas;

●	establishing strategic partnerships to expand and grow our business, as well as maintaining our relationships with any of our existing or future strategic partners;

●	potential political, economic and social instability; and

●	higher costs associated with doing business in a larger number of markets.

Any of the foregoing could negatively affect our business, financial condition and results of operations.

As the consumer internet business is relatively new, the relevant regulations are evolving and expanding, especially as we expand the scope of our businesses and enter into new markets. We may be regularly subject to formal and informal reviews, inquiries and investigations by governments and regulatory authorities. Unfavorable regulations, laws, decisions or enforcement actions could cause us to incur substantial costs, expose us to unanticipated civil and criminal liability or penalties (including substantial monetary fines), diminish the demand for, or availability of, our products and services, increase our cost of doing business, require us to change our business practices in a manner materially adverse to our business, damage our reputation, impede our growth, or otherwise have a material adverse effect on our operations.

We are subject to extensive and changing laws and government regulations across our business.

Our business is affected by laws and regulations across multiple jurisdictions that affect the industries in which we operate, and their scope has increased significantly in recent years. We are subject to a variety of regulations, including those relating to game operations, game ratings, e-commerce, social networking, internet applications or content services, digital platforms, marketing, advertising, privacy, personal information, data use, data transfer, data processing, data localization, data storage, data retention and data protection, live-streaming services, antitrust or competition laws, labor laws, national language requirements, intellectual property, virtual items, loot boxes, national security, content restrictions, sale of regulated or prohibited items, protection of minors, consumer protection, pricing, product safety and product liability, prevention of money laundering and financing criminal activity and terrorism, anti-bribery and anti-corruption regulation, economic or other trade prohibitions or sanctions, electronic contracts and other communications, digital financial services regulation, electronic payment services regulation and currency control regulation. Because the industries in which we operate are relatively new in our markets, especially the e-commerce and digital financial services businesses, the relevant laws and regulations, as well as their interpretations, are often unclear and evolving. This can make it difficult to know which licenses and approvals are necessary, or the processes for obtaining them. For these same reasons, we also cannot be certain that we will be able to maintain the licenses and approvals that we have previously obtained, or that once they expire, we will be able to renew them. We are also uncertain as to whether we will be able to obtain the licenses we apply for in a timely manner or at all.  If we fail to obtain, maintain or renew any required licenses or approvals, comply with the licensing conditions or make any necessary filings, or are found to require licenses or approvals that we believed were not necessary or we were previously exempted from obtaining, we may be subject to various penalties, such as loss of the revenue or assets that were generated through the unlicensed business activities, imposition of fines, suspension or cancelation of the applicable license, written reprimands, termination of relevant businesses or offerings, criminal prosecution and the discontinuation or restriction of our operations, or other disputes. Any such penalties or disputes may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Laws and regulations vary from jurisdiction to jurisdiction and are often evolving, unclear or inconsistent with other applicable laws. At the same time, authorities may introduce protectionist measures or may observe regulatory developments in other jurisdictions and seek to implement similar measures, including measures to bring their respective jurisdictions in line with international standards that may be more stringent or restrictive, thus potentially subjecting us to more extensive regulation in each market. Future expansion in terms of our services and geographic coverage, including the expansion of our licensed or self-developed games, e-commerce platform and digital financial services and products to other parts of the world, could subject us to additional regulatory requirements and other risks that may be costly or difficult to comply with. As the digital economy of our markets develop and new regulations and compliance requirements are introduced, there may be ambiguity regarding the applicability and scope of new and existing regulations and compliance requirements, which may in turn cause uncertainty to our business operations, user engagements and investor confidence. We may require more time than expected to adapt to these new requirements, and may face delays during the implementation or transition period. Any failure to timely comply with such new requirements may disrupt our business operations, damage our reputation, cause us to lose users or reduce user engagement. News or rumors about potential introductions of new regulations, restrictions or compliance requirements may also result in significant uncertainties to our business operations and may negatively affect the market price of our ADSs.

In addition, data protection, privacy, content, competition, and other laws and regulations may impose different obligations or be more restrictive in certain of our markets or other parts of the world where we may expand our operations. For example, GDPR includes operational requirements for companies that receive or process personal data of residents of the European Union. There are a number of recently enacted data protection laws as well as legislative and regulatory proposals in various jurisdictions that could impose new obligations or limitations in areas affecting our business. There are also jurisdictions that are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements. We may be required to implement different operating practices and protocols depending on the requirements of each local market, which may be costly, and increase the complexity of delivery of our content, products and services. Any antitrust or competition related lawsuit, regulatory investigations, or administrative proceedings against us could require us to terminate or change some of our business practices, or result in us being subject to regulatory actions.

Regulators may regularly re-examine and increase legislation, regulation and enforcement of compliance obligations, which may require us or our business partners to revise or expand compliance programs, including the procedures we use to verify the identity of our users and to monitor the transactions on our platforms. Such new legislation, government policies or compliance requirements may also make it more burdensome for us to operate our businesses, expand our offerings and for our users to use our services and products, which could potentially discourage users from using our services and products.

The provision of financial services such as mobile wallet services, payment processing, cross border e-commerce transactions, consumer loan products, and banking services and products are typically more regulated and subject to a broad range of complex laws and regulations that are rapidly changing. The monetary, commercial or equivalent authorities in the markets in which we operate could impose new or additional licensing requirements, capital commitments, governance standards, reporting obligations or other regulatory requirements, requiring us to devote substantial operational and financial resources to comply with such requirements.

We may fail to compete effectively.

We face competition in each of our business lines and the failure to compete effectively in any of them could materially and adversely affect our business, financial condition and results of operations.

Our digital entertainment business competes globally on the basis of a number of factors, including user base, game portfolio, quality of user experience, brand awareness and reputation, relationships with game developers, monetization strategies and access to distribution and payment channels. Our competitors for game publishing include companies with a presence in just one or several markets, as well as companies offering global publishing platforms. Our competitors for game development include global developers, who may have more experience, better reputation and more data obtained from developing games that target the same user pool. Outside of Southeast Asia and Taiwan, we have a limited operating history, and may be unsuccessful in monetizing or in continuing to attract and retain users for our games. Our competitors may capitalize on their significant financial, technical or know-how resources to develop, distribute and operate mobile, console and PC online games. Some developers may choose to distribute games themselves through other channels such as the iOS App Store, the Google Play Store, Steam, or through consoles which may compete with games distributed and developed by us. In addition, we face competition from other games, platforms and entertainment formats for the time, attention and entertainment spending of our online game players. If other leisure time activities are perceived by our players to offer greater variety, affordability, interactivity and overall enjoyment, our digital entertainment business may be materially and adversely affected.

Our e-commerce business faces competition from regional players that operate across several markets, and from single-market players. Global e-commerce companies are also making efforts to enter into our markets and may further expand their footprints in such markets. Such competitors may have longer operating history and greater access to financial, technological and marketing resources than we do. We compete to attract, engage and retain buyers based on the variety and value of products and services listed on our marketplaces, overall user experience and convenience, online communication tools, social features, integration with mobile and networking applications and tools, mobile applications and availability of payment settlement and logistics services. We also compete to attract and retain sellers based on the number and the engagement of buyers, the effectiveness and value of the marketing services we offer, commission rates and the usefulness of the services we provide including data and analytics for potential buyer targeting, cloud computing services and the availability of support services including payment settlement, fulfillment and logistics services. As e-commerce is relatively new in our markets, competition for market share is particularly intense. Given the scalability of the e-commerce model, within each market, a market leader may be able to achieve the scale and network effect that make it very difficult for other market players to compete effectively. Our competitors may consolidate or be acquired by other competitors, allowing them to obtain greater market share, gain access to greater resources and gain real advantages over us.

Our digital financial services business faces competition from existing online and offline payment methods, including, among others, other mobile wallet services and other digital financial service providers. We expect competition to intensify as existing and new competitors introduce new services or enhance existing services. Some of our competitors may have more experience, greater financial resources or larger bases of customers than we have. In addition, certain competitors may have longstanding relationships with certain merchants to accept the payment services they offer, which may make it difficult or costly for us to establish partnerships with these merchants. New entrants tied to established brands may engender greater user confidence in the safety and efficacy of their services, along with greater liquidity. We may also face pricing pressures and other forms of competition from competitors. Some potential competitors may charge lower commissions to merchants or subsidize users through other services they offer. Such competition may result in the need for us to alter the pricing we offer which could reduce our gross profit and negatively affect our business, financial condition and results of operations.

As we continue to expand our business within our existing markets and globally, we may offer new products and services, develop new or enhance the features and functionality of our platforms, that may lead to increased or additional competition. We may need to compete with existing service providers who have more experience and infrastructure than us. We may also face potential protectionist policies, political measures or regulatory challenges that are more supportive of local players in such markets, which may among other things, hinder our ability to compete effectively in such markets.

Existing or future investments or acquisitions may not be successful.

In addition to organic growth, we have invested in or acquired, and may take advantage of opportunities to invest in or acquire, additional businesses, developers and studios, services, assets or technologies from time to time. For example, we acquired Composite Capital Management, a Hong Kong-licensed global investment management firm in the first quarter of 2021. Concurrent with this acquisition, we established Sea Capital to manage our overall investment efforts. We may fail to select appropriate investment or acquisition targets, or we may not be able to negotiate optimal arrangements, including arrangements to finance such investments or acquisitions. Investments and acquisitions entail uncertainties and risks, such as:

●	we may fail to successfully achieve the intended objectives;

●	our investment or acquisitions may be viewed negatively by customers, financial markets or investors;

●	the costs of identifying and consummating these transactions may be significant;

●	acquisitions and the subsequent integration of new assets and businesses into our own could require significant management attention and could divert resources from our existing businesses;

●	we may have difficulty in transitioning and integrating the business, technologies, products, personnel or operations of the acquired businesses;

●	we may face unforeseen operating challenges;

●	our relationships with existing employees, customers and business partners of our group, or those of the target, may be impaired;

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

●	we may face challenges associated with managing additional and/or geographically remote businesses;

●	investments and acquisitions could result in the use of substantial amounts of cash or significant capital contributions, which could limit other potential uses for our cash;

●
investments and acquisitions could result in increased leverage, dilutive issuances of equity securities, adverse tax consequences, goodwill impairment charges or write-offs, amortization expenses for other intangible assets;

●	if we incur debt to fund any investments or acquisitions, such debt may subject us to material restrictions on our ability to conduct our business, including financial maintenance covenants;

●	we may need to issue new shares as acquisition consideration or to raise additional capital to fund the acquisition consideration, which may dilute our existing investors’ interest in us;

●	we may assume unknown material liabilities of acquired companies, or may be exposed to claims and disputes by shareholders and third parties, including intellectual property claims and disputes;

●	we may be unsuccessful in accurately projecting revenue, cost or other metrics of the invested or acquired entity in the due diligence process;

●	the invested or acquired assets or businesses may not generate the financial results we expect; and

●	the market value of our investments or acquisitions may fluctuate, particularly in volatile markets.

These factors could adversely affect our financial results. In addition, we may fail to obtain any required approvals and licenses from relevant government authorities. We may become subject to new governmental regulations in connection with our investments and acquisitions, which could result in increased costs and new strategic risks. Any of these risks may materially and adversely affect our business, financial condition and results of operations.

Our results of operations are subject to fluctuations.

We are subject to seasonality and other fluctuations in our business. Our revenue is also largely affected by our promotional and marketing activities, including the timing of promotions, and our revenue may fluctuate due to such activities. In addition, our rapid growth has masked certain fluctuations that otherwise may have been apparent in our results of operations. When our growth stabilizes, the seasonality in our business may become more pronounced. Rapid growth may also put strain on our existing resources due to increased capital expenditures and operating expenses related to our expansion, including sales and marketing expenses, local hiring and procurement of infrastructure. See “—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—We may not succeed in managing or expanding our business across the expansive and diverse markets in which we operate.”

Our revenue and other operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are outside our control. Factors that may contribute to the fluctuations of our quarterly results include (i) fluctuations in overall consumer demand for mobile and PC online games during certain months and holidays; (ii) timing of game releases and monetization rates of new games and game enhancements in different markets; (iii) increases in sales and marketing and other operating expenses that we may incur to grow and expand our businesses; (iv) timing of promotional and marketing activities as described above; and (v) macro-economic conditions and their effect on discretionary consumer spending, discretionary consumer income or consumer purchasing habits. Changes in cash flow generated from our games may not always match our revenue trends due to our revenue recognition policy, under which proceeds from our sales of in-game virtual items are booked as deferred revenue and recognized over a period of time based on estimates of service periods pursuant to applicable accounting rules.

The convertible senior notes we issued in 2018, or the 2023 convertible notes, the convertible senior notes we issued in 2019, or the 2024 convertible notes, and the convertible senior notes we issued in 2020, or the 2025 convertible notes, are each subject to cash conversion accounting. The liability component of the 2023 convertible notes, the 2024 convertible notes and the 2025 convertible notes was initially measured at fair value with the residual value recorded as additional paid-in capital within equity. The liability component would require a greater amount of non-cash interest expense to accrete the carrying value back to the face value over the term of the notes. Subsequent changes in the fair value upon the extinguishment of our 2023, 2024 and 2025 convertible notes and coupon interest expenses could affect our financial results. Because of these and other factors as well as the limited operating history of some of our businesses, it is difficult for us to accurately identify recurring seasonal trends in our business. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

We have a limited operating history for some of our businesses.

We have a limited operating history upon which to evaluate the viability and sustainability of our businesses, in particular our e-commerce and digital financial services businesses. Our history of operating all three of our businesses together is relatively short, as our SeaMoney and Shopee platforms were launched in April 2014 and June 2015, respectively. Our historical results may not be indicative of our future performance and you should consider our future prospects in light of the risks and uncertainties of early-stage companies operating in fast evolving high-tech industries in certain markets.

Our businesses involve third parties over whose actions we have no control.

Each of our digital entertainment, e-commerce and digital financial services businesses requires the participation of third parties such as game developers, sellers and merchants who own the content and services offered through our platforms. We rely on a number of third-party channels to provide content and services to our users, as well as performing other functions of our platform. For example, we primarily rely on third-party application distribution channels, such as the iOS App Store and the Google Play Store, to allow users to download and access our applications and games. If our third-party distribution channels voluntarily or involuntarily suspend their services to us and we are unable to arrange for alternative measures in a timely manner or at all, our users will have difficulties accessing our applications and games. Consequently, we will lose users temporarily or permanently, and our financial results could be materially and adversely affected.

We may not be able to control the actions of these or other third parties and thus are subject to various risks associated with working with or relying on third parties in our businesses, including:

●
risks relating to third-party sellers on our platform and merchant partners, including deficiencies in the quality of products, misrepresentation of products, listing of restricted or prohibited products, and potential intellectual property issues (see “—We may be subject to intellectual property-related risks”);

●
risks relating to third-party payment service providers we depend on to provide users with various payment options or mobile wallet top-up options, such as iOS App Store and the Google Play Store, payment on delivery, bank transfers, direct carrier billing, credit cards, debit cards, telecommunication card top-up and payment through other third-party payment services;

●	risks relating to services by third-party logistics service providers;

●
risks relating to users’ personal data that is received or used by third parties in connection with our services, such as when sellers or third-party logistics providers receive user information in connection with order fulfillment;

●	risks relating to users of our services or platforms who engage in fraud or other conduct that violates our terms of service, other policies, or the law;

●
risks relating to third-party data center providers and cloud services for the storing of data from our users and operations. We do not control the operation of these facilities and rely on contracts to employ their use. The owners of the data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, we may be required to transfer our servers and other infrastructure to new data center facilities, or change to other service providers, and we may incur significant costs and possible lengthy service interruptions in connection with doing so; and

●	damage to our reputation if third parties on our platforms or our other business partners do not properly perform their functions and negatively affect our users’ experience with our platforms.

Although we take efforts to screen the content available on our platforms, we may not detect every improper or fraudulent third-party action. In some of our markets, we may be liable under local law if users commit fraud or cause buyers purchasing products through our platform to incur losses. While we have agreements with each of these parties that obligate them to carry out their respective dealings in a lawful and professional manner, any legal protection we may have could be insufficient to compensate us for our losses or may not repair the damage to our reputation.

If any of our third-party service providers and channel providers delivers unsatisfactory service, engages in fraudulent or prohibited actions, or is unable or refuses to continue to provide its services to us and our users for any reason, our business, financial condition and results of operations may be materially and adversely affected.

Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.

We operate in multiple markets, which exposes us to the effects of fluctuations in currency exchange rates as we report our financials and key operational metrics in U.S. dollars. We earn revenue denominated in Indonesian rupiah, New Taiwan dollars, Vietnamese dong, Thai baht, Philippine pesos, Malaysian ringgit, Singapore dollars, Brazilian real, U.S. dollars, Indian rupee and Mexican pesos, among other currencies. We generally pay license fees to game developers in U.S. dollars, and incur expenses for employee compensation and other operating expenses in the local currencies in the markets in which we operate. From time to time, we may pay acquisition considerations in U.S. dollars. We do not rely on any single currency as we earn revenue in different local currencies across our markets and keep a significant cash position in U.S. dollars. However, fluctuations in the exchange rates among the various currencies that we use could cause fluctuations in our operational and financial results. Our expenses may become higher and our revenue and operating metrics may become lower than would be the case if exchange rates were stable or if we were operating and reporting in one currency. Movements in foreign currency exchange rates may have a material adverse effect on our results of operations, which may cause our financial and operational metrics reported in U.S. dollars to be not fully representative of our underlying business performance. A significant amount of our revenue and some of our operating metrics such as gross merchandise value are denominated in certain local currencies that have been subject to significant volatility in the past. Because fluctuations in the value of these local currencies are not necessarily correlated, our results of operations in any period may be adversely affected by such volatility. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Major Factors Affecting Our Results of Operations” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

We may enter into derivatives transactions and incur relevant costs from time to time to manage our exposure to exchange rate risk. Such derivatives transactions while intended to be non-speculative, are designed to protect us against increases or decreases in exchange rates, but not both. If we have entered into derivatives transactions to protect against, for example, decreases in the value of a local currency and such local currency instead increases in value, we may incur financial losses. Such losses could materially and adversely affect our financial condition and results of operations.

We may be subject to intellectual property-related risks.

We rely on a wide portfolio of intellectual properties to operate our businesses. We may not be able to effectively protect these intellectual properties against infringement, or efforts to safeguard our intellectual properties may be costly.

We rely on a combination of trademark, fair trade practice, copyright and trade secret protection laws, as well as confidentiality procedures and contractual provisions, to protect our intellectual properties. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information. Our intellectual property protection measures may not be sufficient, and confidentiality agreements may be breached by counterparties. There may not be adequate remedies available to us for any such infringement or breach. For example, in the event any third-party game developer, publisher or hacking group infringes the copyright of our self-developed game, our users may lose interest in our games. In addition, policing any unauthorized use of our intellectual properties is difficult, time-consuming and costly, and the steps we take may be inadequate to prevent the misappropriation of our intellectual properties. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We may not prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

From time to time we receive notices from third parties or are named in lawsuits by third parties alleging infringement of their proprietary intellectual property rights or in connection with claims relating to our content, products or marketing activities. For example, with respect to our e-commerce business, we receive complaints alleging that items offered on or sold through our Shopee platform infringe third-party copyrights, trademarks and patents or other intellectual property rights, or contain obscene, defamatory or libelous content. Although we have adopted measures to reduce infringements or offense by product listings on our Shopee platform before they appear on the marketplace, these efforts may not always be successful. In April 2019, April 2020 and January 2021, the Office of the U.S. Trade Representative, or USTR, published its annual Out-of-Cycle Review of Notorious Markets, which identified the Shopee platform in several of our markets as “notorious markets.” The USTR may continue to identify those Shopee markets as notorious markets, and the USTR may identify other Shopee markets as notorious markets in the future. In December 2020, the European Commission placed Shopee on its Counterfeit and Piracy Watch List. Any public perception that counterfeit, pirated, or otherwise inappropriate or illegal items are commonplace on Shopee, even if factually incorrect, or perceived delays in our removal of these items could damage our reputation and result in regulatory action against us and diminish the value of our brand name. We may be subject to allegations of civil or criminal liability for alleged intellectual property infringement, including based on allegedly unlawful activities carried out by third parties through our platforms. We may also be subject to fines or sanctions by local authorities for infringing products or improper contents offered on our marketplace, including requiring the removal of the infringing products or a temporary or permanent block of our platform.

We may implement further measures to protect users and ourselves against potential intellectual property liabilities, and these measures could cost us substantial additional resources or require us to discontinue certain service offerings. In addition, these measures may reduce the attractiveness of our platforms to users. For example, a seller whose listings are removed or suspended by us, regardless of our compliance with the applicable laws, rules and regulations, may dispute our actions and commence action against us for damages based on breach of contract or other causes of action or make public complaints or allegations. Any costs incurred as a result of such liability or asserted liability could also harm our business.

As the number of interactive games increases and the features and content of these games continue to overlap, software developers and distributors have increasingly become subject to infringement claims. Some of our game content is highly realistic and features materials that are based on real‑world objects or people, which may also be the subject of claims of infringement, including right of publicity, trademark and unfair competition claims. Despite any steps taken by us to avoid knowingly violating the intellectual property rights of others, third parties may still claim that content we develop or license from third parties infringes their intellectual property rights.

Any such claims, whether or not meritorious, that we need to defend or litigation we take to enforce our intellectual property rights may be time-consuming, distracting to management and costly, and we may not prevail in any such litigation. We may also be forced to stop distributing, cease using or redesign the relevant content or product, obtain a license from the claimant, which, if available at all, may not be available on commercially favorable terms.

We may be liable for security breaches and attacks against our or our third-party partners’ platforms and network, particularly with regard to confidential user information and personal or other data or any other privacy or data protection compliance issue, and our platforms and games may contain unforeseen “bugs” or errors.

Our business stores, generates and processes a large amount of data, including personal data and payment information from users, and any failure to prevent or mitigate security breaches and the improper access, use or disclosure of such data could impact our operations negatively and harm our reputation. We also maintain certain other proprietary and confidential data relating to our business and personal data of our consumers and personnel. Although we have employed significant resources to develop and implement security measures aimed at preventing breaches, our cybersecurity and data protection measures have not and may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, physical or electronic break-ins, phishing attacks, data leaks, social engineering, and security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Any security breach, including personal data breaches or incidents, including cybersecurity incidents, could result in unauthorized access to our systems or a user’s system, misappropriation of our or a user’s information or data, loss, corruption or alteration of such data, financial loss, deletion or modification of user information, damage to our systems or those of our users, or a denial-of-service or other interruption to our business operations. Any such incidents could impact our operations and could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines, and potential liability, as well as remediation costs and increased cybersecurity and/or data protection costs. We have in the past been and are likely again in the future to be subject to these types of attacks and security breaches. As techniques used to obtain unauthorized access to or otherwise breach or sabotage systems change frequently, we may be unable to anticipate or implement adequate measures to protect against these security breaches until they have been launched against us, our platforms or services, our users or our third-party service providers. We may not have the resources, technical sophistication, or ability to anticipate or prevent rapidly evolving or sophisticated types of cyber-attacks or other types of security breaches. In addition, our confidential or proprietary information or our users’ personal data or payment information may, in some instances, be stored or processed by certain third-party partners, which poses similar risks. If an actual or perceived breach of our or our third-party partners’ security occurs, public perception of the effectiveness of our security measures and brand could be harmed, demand for our platforms or services may be reduced, our operations may be disrupted, we may incur significant legal liabilities, financial loss, and remediation costs, and our business could be materially and adversely affected. Any compromise of our or our third-party partners’ security or data could have a series of significant consequences, ranging from violation of applicable security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions, to other legal and financial exposure, including potential contractual liability, litigation risk or user loss.

Our platforms services, applications, websites and games have in the past contained and may in the future contain errors or “bugs” that are not detected until after the applications, products or services are published or released. Any such errors or a significant unavailability of our platforms, services or games or any breach of users’ data protection rights due to these errors or “bugs” could affect the overall user experience, which could cause users to reduce their time on or interest in our platforms, services or games, or not recommend our content and services to others. Such errors could also result in non-compliance with applicable laws, cause financial loss, or create legal liability for us. Resolving such errors could also disrupt our operations, cause us to divert resources from other matters, or materially harm our business, financial condition and results of operations. In addition, “cheating” programs or other unauthorized software tools and modifications that enable players to cheat in games harm the experience of players who play fairly and could negatively impact the volume of purchases of in-game items. Also, vulnerabilities in the design of our products, services and of the platforms on which they run could be discovered after their release and exploited by malicious actors before they are remedied. This may lead to loss of revenues or increased cost of developing technological measures to respond to these, either of which could negatively affect our business, financial condition and results of operations.

We collect, process, transmit, and store personal information in connection with the operation of our businesses and are subject to complex and evolving international laws and regulations regarding privacy and data protection.

Our businesses are subject to a number of data protection laws and requirements in the markets in which we operate and where our users, merchant partners, customers and other participants are located. As we further expand our operations internationally, we will be subject to additional data protection laws and requirements. The privacy and data protection related laws, rules and regulations of jurisdictions we expand to may be more comprehensive, restrictive or otherwise different as compared to such laws, rules and regulations in our traditional markets. In addition, such laws, rules and regulations, including any penalties, may differ or be inconsistent from jurisdiction to jurisdiction. Complying with privacy and data protection related laws, rules and regulations for an increasing number of jurisdictions could require significant resources and costs. Such laws, rules and regulations may also restrict the transfer of data across jurisdictions, require data localization, require us to obtain user consent for the use and collection of their data, to delete or limit the processing of their data, and require us not to sell or engage in marketing data with respect to certain users, among other things, which may impose additional and substantial operational, administrative and compliance burdens on us, and may also restrict our operations and expansions in new markets. The costs to comply with, or our actual or perceived failure to comply with, new or changing laws, rules and regulations regarding privacy and data protection, privacy and data protection laws, rules and regulations in new markets, and/or contractual obligations related to privacy and data protection may adversely affect our business, financial condition and results of operation. We may also face potentially significant fines, reputational loss and customer loss, and may be subject to proceedings or actions against us by governmental entities, consumers or others relating to privacy and data protection.

Risks Related to Our Digital Entertainment Business

We derive a significant portion of digital entertainment revenue and gross profit from a limited number of online games.

In 2018, 2019 and 2020, our digital entertainment business contributed 55.9%, 52.2% and 46.1% of our total revenue, respectively. In addition, our gross profit in 2018, 2019 and 2020 was primarily attributable to the positive impact of our digital entertainment business. Although our other businesses are growing and may increasingly contribute to our total revenue in the future, we expect that our digital entertainment business will continue to contribute significantly to our revenue and gross profit.

Among our online games, we substantially depend on a small number of popular games, including our first fully self-developed game, Free Fire, a global popular battle royale type of mobile game, which was launched in December 2017. In 2020, our top five games, comprising Free Fire and games licensed to us by third-party game developers, contributed 95.6% of our digital entertainment revenue, among which Free Fire contributed a significant portion. If we are unable to identify, source, develop and launch new games titles that gain widespread popularity and generate significant revenue, our revenue and revenue growth may continue to depend on the success of just a few game titles. If there are any negative developments or occurrences to any of our key revenue-earning games, such as decline in popularity, content quality issues, competing products, content restrictions, regulatory or legal changes that affect our ability to monetize our games, reductions in consumer spending and engagement levels, delay or failure in producing new engaging content, or real or perceived security risks, our revenues could experience material decline or slower growth. We may also select and invest significant financial and human resources in games that later prove unsuccessful. There may also be unforeseen delays in the launch of new games. If we are unable to source or launch new popular games in a timely manner, our game players may seek entertainment elsewhere. As the gross margin of self-developed game content tends to be higher than that of content licensed from third parties, any fluctuations in the mix of our revenue generated from self-developed game content and licensed game content may also affect our profitability.

We have a limited track record in game development and global game distribution.

While Free Fire has so far been well-received, we are still relatively new to game development. We may be unable to continue to identify market opportunities and develop new games, and subsequent self-developed games may not always have the same or comparable levels of success. Development of new games requires considerable resources, including research, testing, marketing, infrastructure and staff expenses. If the increased costs do not translate to higher revenues and cost efficiencies, our business could be negatively affected.

Free Fire is currently available in several markets, including our region, other parts of Asia, Brazil, Mexico, India, North America and other growth markets like Russia and the Middle East. Any self-developed games we may develop in the future may also be offered in multiple jurisdictions. The expansion of our digital entertainment business into new markets where we have previously had little or no business presence, including through our self-developed games, may subject us to additional regulatory and compliance requirements and other new risks. We may have to adopt differing methods and processes to adhere to each jurisdiction’s laws and regulations, which could result in undue delays in launching such self-developed games or increased costs.

We rely on third-party game developers for some of the content of our digital entertainment platform.

We license the majority of our online games from third-party game developers. The term of our game license agreements with game developers typically ranges from two to seven years, renewable upon both parties’ consent. However, we may not be able to procure new games or renew existing licenses on terms acceptable to us. Our game developer partners may terminate our agreements prior to their expiration if we are not in compliance with the relevant terms or conditions and we fail to remedy such non-compliance in time, or they may refuse to renew the agreements. Any failure on our part to effectively localize, operate, market or monetize their games, safeguard their intellectual properties, or otherwise perform our obligations under the license agreements may cause substantial harm to our relationships with game developers, who may then choose other game operators to distribute their games.

Currently, some of our most popular games, including League of Legends, Arena of Valor, and Call of Duty: Mobile, are owned or developed by Tencent Holdings Limited and its affiliates, or Tencent, one of our major shareholders. In November 2018, we obtained a right of first refusal from Tencent to publish its mobile and PC games in Indonesia, Taiwan, Thailand, the Philippines, Malaysia and Singapore, subject to certain terms and conditions. Although we have already launched certain games under such right of first refusal arrangement, there is no guarantee that we will publish more games under such right of first refusal arrangement on terms satisfactory to us or at all, or that any games published under such arrangement will yield a positive result.

In certain circumstances, the actions of our third-party game developers which are beyond our control could materially and adversely affect the success of our online games, causing our online games revenue to fluctuate or even be lower than expected. These actions by game developers could include software updates resulting in adverse changes in gameplay that are poorly received by our users, game or update releases with insufficient content to attract users or maintain the level of their engagement, or delays in any release of anticipated games in our pipeline or game updates.

Our games are subject to scrutiny regarding the appropriateness of their content.

Our games are subject to reviews, ratings or other restrictions on content, advertisement or distribution mandated by laws in some of our markets or ratings by third-party application distribution channels. For example, in Vietnam, online game publishers are required to obtain certain approval on game content from the government. In Thailand, applications to publish online games need to be reviewed and approved by the Thailand Film and Video Censorship Committee. Apple uses its own proprietary app rating system and Google Play uses the International Age Rating Coalition (IARC) rating system. If we are unable to obtain the ratings we have targeted for our games, it could delay launch or upgrade of our games. Legislations or regulations may be introduced in our markets to impose age restrictions or to allow government censorship and establish a system for protecting users from the influence of graphic violence or other objectionable elements contained in various types of games. Some of our games may be subject to stricter regulations caused by government actions or legal proceedings, including those imposed against other developers’ games which are in the same genre as ours. We may be required to modify our game content or features or alter our marketing or monetization strategies to comply with new governmental regulations or ratings assigned to our current or future games, which could delay or prohibit the release of new games or upgrades and reduce the existing and potential scope of our user base. We may also be required to modify or remove certain game features to react to court decisions such as injunctions or complaints from activist groups or organizations. If we are required to do so, it could adversely affect our monetization, user base and financial results. If any of our key games, including Free Fire, is banned or temporarily suspended by any government, court or distribution channels, our business, financial condition and results of operations may be materially and adversely affected.

In May 2019, the WHO adopted a new edition of its International Classification of Diseases, which lists gaming addiction as a disorder and will come into effect in January 2022. While the effects of gaming and whether gaming addiction is a disorder continues to be discussed and researched by health officials and others, the WHO and other governments may continue to take measures against gaming addiction, such as imposing gaming curfews or spending limits for minors and establishing treatment programs aimed at addressing gaming addiction.

There are increasing discussions in many jurisdictions globally regarding whether certain game mechanics, such as loot boxes, should be subject to a higher level or different type of regulation than other game genres or mechanics to protect consumers. Some jurisdictions have seen enforcement or actions initiated by activist groups or organizations to protect consumers, in particular minors and other susceptible persons. For example, in February 2021, the National Association of Centers for the Defense of the Rights of Children and Adolescents in Brazil, or ANCED Brazil, a youth rights group in Brazil, filed lawsuits against a number of electronic games companies, including our gaming entity in Brazil, in a court dedicated to resolving matters concerning children and adolescents regarding alleged loot box mechanisms in the games. In addition, to the extent Apple, Google, or any of our other platform providers or game distribution channels prohibit the use of loot boxes or similar mechanism in games, we may need to adjust our game content or monetization strategy in order to continue distribution on such platforms or channels, which may cause a decline in the revenues generated from these games and require us to incur additional costs.  If new or amended legislations or regulations, which may vary significantly across jurisdictions and which we may be required to comply with, require certain game mechanics of our games to be modified or removed, such requirements would increase the costs of operating our games, impact player engagement and monetization, or may otherwise harm our business performance. In addition, the increased attention focused on potential liability issues as a result of any lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business.

As debate in the industry continues, we cannot predict the likelihood, timing, scope or terms of any similar regulations in our markets, or the extent to which implementation or public reactions of such regulations (including lawsuits brought against game companies by alleged victims of gaming addiction or their families) may adversely affect our reputation and business. We may need to adjust our game content or monetization strategy to respond to local regulatory or other requirements. Moreover, public dialogue concerning online games may have an adverse impact on our reputation and users’ willingness to play our games. Any costs incurred as a result of this potential liability could harm our business, financial condition and results of operations.

Risks Related to Our E-Commerce Business

We face uncertainties relating to the growth and profitability of the e-commerce industry in our markets and we may face challenges and uncertainties in implementing our e-commerce strategy.

While e-commerce adoption continues to grow at an accelerated pace, our future results of operations will depend on numerous factors affecting the development of the e-commerce retail industry in our markets, which may be beyond our control. These factors include:

●	the growth rate of internet, broadband, personal computer and smartphone penetration and usage in our markets;

●	the trust and confidence level of e-commerce consumers, as well as changes in customer demographics and consumer tastes and preferences;

●	the selection, pricing and popularity of products that online sellers offer;

●	whether alternative retail channels or business models that better address the needs of consumers emerge, including multi-category service e-commerce platforms;

●	the differing and quickly changing laws and regulations applicable to e-commerce businesses in our markets, including any required licenses or permits; and

●
the development of logistics (especially last-mile delivery and warehousing infrastructure), payment and other ancillary services associated with e-commerce, including any write-offs in connection with delivery expenses incurred when sellers provide us with inaccurate pick-up or delivery information.

Our e-commerce business is currently concentrated, with our top two markets based on total orders and GMV, in each case, accounting for a majority of our total orders and GMV. If we were to experience a material decline in these top markets or we are prohibited from operating or subject to restrictions limiting our operations in such markets, it could materially and adversely affect our financial results and the prospects and profitability of our e-commerce business.

As we continue to develop our last-mile delivery and warehousing capacity to build up our fulfilment capabilities, as well as expand the categories of services we offer through our e-commerce platform such as food delivery, we expect these developments to require significant capital expenditures. If we fail to accurately predict demand for such services, or accurately adjust our operations in response to evolving business needs and economic and regulatory conditions, we may suffer increased costs or impairment charges. Any such adjustments may also not achieve their desired or expected results. The development of our fulfillment capabilities may also become increasingly complex and challenging to operate as it expands, and we may not be able to acquire land use rights, set up warehouses, or lease suitable facilities to directly handle delivery of products to our customers, on commercially acceptable terms or at all.

We may suffer losses relating to the products we sell on Shopee.

In connection with our direct sales and certain value-added services on our Shopee platform, we purchase products from manufacturers and third parties and subsequently sell such products on our Shopee platform. This subjects us to risks relating to such products and to managing our inventory turnover. We depend on our forecasts of demand and popularity for a variety of products to make decisions regarding product purchases. Our customers may not order products at the levels expected by us due to our failure to forecast accurately, unfavorable market conditions or change in consumer trends. In addition, if the supply of products from manufacturers and third parties deteriorates, we may be unable to obtain the products that buyers want to purchase. Manufacturers and third parties may discontinue selling products due to factors that may or may not be within our control. Our inability to secure timely and sufficient supplies of products would negatively affect inventory levels and our platform popularity.

We do not always have the right to return unsold items to sellers or suppliers. In addition, in order to secure more favorable commercial terms, we may need to purchase a higher volume of products. If we fail to efficiently manage our inventory, we may suffer losses, including losses due to inventory write-downs relating to decrease in estimated market value or damaged or obsolete inventory. In addition, if we are unable to sell products or if we deem it necessary to lower sale prices in order to attract buyers or reduce inventory level, our profitability will be negatively affected.

We may also be subject to legal claims in relation to such products or the conduct of our sellers from time to time. We cannot guarantee that all products we sell are of the quality expected by our buyers. If buyers have any disputes with us regarding the products we sell, including disputes relating to product quality or authenticity, we may suffer reputational loss or liability and may need to incur additional costs to address such disputes, which in turn may adversely affect our business and results of operations.

Risks Related to Our Digital Financial Services Business

We face uncertainties and risks relating to our digital financial services business.

Although there are trends of uptick of digital financial services and products across the globe, and countries such as Singapore are taking steps toward being a “cashless society,” there is no certainty that this will continue or will result in widespread market acceptance of our digital financial services and products across all or any of the markets in which we operate. We may be unable to achieve the required level of market acceptance in order for us to recoup the investment costs involved in developing and launching our digital financial services and products or to bear the associated risks involved in providing such services and products. Our ability to achieve or maintain market acceptance for our digital financial services and products are affected by a number of factors, such as the community’s lack of trust in digital financial services and products being provided by a company that is not a traditional financial institution, entrenched preferences in traditional payment methods, insufficient use cases for our digital payment services and lack of infrastructure support locally. Even if there is adequate acceptance of our digital financial services and products, we continue to be subject to a quickly changing regulatory environment for such services and to the changing needs and demands of users, which may change for a multitude of reasons such as availability of alternative payment methods that are more popular or widely accepted. While we endeavor to consistently increase demand for our digital financial services and products by broadening and improving our use cases and product offerings, we cannot predict with certainty the reasons for the changes in user demands, and the consequential effects of such changes on our business.

In addition to other relevant risk factors described herein, our mobile wallet business is subject to other risks including: (i) changes to rules or practices applicable to payment systems that link to our mobile wallet, (ii) increasing costs, including fees charged by banks to process transactions through our mobile wallet, and (iii) failure to manage user funds accurately or loss of user funds, whether due to employee fraud, security breaches, technical errors or otherwise. Other payment card schemes that link to our mobile wallet may impose special assessments for transactions that are executed through a mobile wallet and these fees could significantly increase our costs.

We are a relatively new entrant in the digital financial services industry and face intense competition with existing services providers and other new entrants. Our competitors may have greater experience in the financial services sector and greater resources than we have. In order to attract users, we may have to create differentiated product and services offerings. Our current or future digital financial products and services may not be successful or generate sufficient revenue to cover the costs and expenses of their launch and development. As our banking and consumer credit businesses grow, our business and financial results may also become increasingly subject to credit cycle volatility and the risk of credit losses, including deterioration of the credit profile of borrowers.

We could be held liable if our digital financial services and products are used for fraudulent, illegal or improper purposes.

Despite measures we have taken and continue to take, our digital financial services and products remain susceptible to potentially illegal or improper uses, which could damage our reputation and subject us to liability. These may include the use of our payment services in connection with fraudulent sales of goods or services, unauthorized purchases or transfers, software and other intellectual property piracy, money laundering, bank fraud and prohibited sales of restricted products. Criminals are using increasingly sophisticated methods to engage in illegal activities such as counterfeiting and to gain unauthorized access to other users’ accounts. We could be subject to fraud or related claims if confidential information obtained from our users is used for unauthorized purposes.

Our risk management policies and procedures may not be fully effective in identifying, monitoring and managing these risks. We are unable to monitor in each case the sources of funds from users of our digital financial services and products, or the ways in which they are used. An increase in fraudulent or unlawful transactions or publicity regarding payment disputes could harm our reputation and reduce consumer confidence in our services. The use of our products and services for illegitimate, fraudulent, unlawful or similar transactions can also expose us to governmental and regulatory sanctions, including U.S. anti-money laundering and economic sanctions violations.

Our banking business may subject us to additional material business, operational, financial, legal and compliance requirements and risks.

In December 2020, the Monetary Authority of Singapore, or MAS, announced that our wholly-owned subsidiary in Singapore has been selected for the award of a digital full bank license. As of the date of this annual report, we have not been officially awarded such digital full bank license, and there is no guarantee that MAS will grant us such license that it announced we were selected to receive. According to MAS’ announcement, we must meet all relevant prudential requirements and licensing pre-conditions before MAS grants us the digital full bank license, and MAS expects our digital bank in Singapore to commence operations in 2022 upon obtaining the license. These requirements and pre-conditions may require us to be subject to additional business, operational, financial and legal requirements, including those to which we may not be currently subject. If we are unable to meet such requirements and pre-conditions, MAS may not grant us the digital full bank license. In addition, we expect to be required to meet the minimum paid-up capital requirement set by the MAS, eventually reaching S$1.5 billion (US$1.1 billion) once our digital bank is fully functioning.

We have in the past made, and may in the future, make investments in, acquire or partner with other parties in making investments in or acquiring licensed financial institutions and financial services technologies and providers, including commercial banks. For example, we acquired a controlling interest in a local commercial bank in Indonesia in 2020.

Banking business, including digital banking business, is heavily regulated and subject to various laws, regulatory requirements and guidelines imposed by the relevant regulators. Such laws, regulations and guidelines may impose rules and/or restrictions on the type of banking products and services we offer, eligibility criteria of our customers, related party transactions, market entry, risk management, corporate governance, capital and/or liquidity ratios, and tax and accounting policies, among other things. Local authorities may have the authority to inspect our operations and conduct periodic and/or ad hoc audits of our operations to assess our compliance with the relevant regulatory requirements and guidelines. They may also have the authority to impose fines, sanctions or order remediations. As digital banking evolves as an industry, applicable laws, regulations and guidelines may change or increase, and we may not be able to adapt to new or revised laws, regulations and guidelines in a timely manner or at all. We are a new player in the digital bank industry, and have limited experience operating digital banks. If we fail to comply with new laws, regulations or guidelines, or our strategies to develop and grow our digital bank business, including products and services, fail to achieve their intended effects, our business, financial condition and results of operations, as well as our reputation, could be materially and adversely affected.

We face risks related to our lending and consumer credit businesses.

As the amount of our loans increase and we further diversify our credit product offerings, we may require additional funds, explore alternative funding methods such as partnering with external funding providers, or explore other credit or lending businesses. If our capital is insufficient to meet the demand or, in the case of our lending business, any applicable regulatory requirements, due to lack of internal resources or alternative funding options, it may affect our credit product or loan offering capabilities, lead to loss of users, borrowers or slower growth, and constrain our working capital.

These services will also expose us to risks and liabilities, including credit risks relating to the borrowers who may be individuals or commercial customers, and counterparty risks in dealing with potential business partners. We rely on, among other things, the information and knowledge we gain from our existing businesses to build the strategy of our credit and loan products and assess the creditworthiness of potential borrowers. Our ability to assess creditworthiness may be impaired if the strategies or policies we use to manage our credit risks do not achieve their desired effect, which could lead to, for instance, loans being issued to users who may have higher default or delinquency risks. Even if our information collection, strategy and policy are all appropriate, other factors such as macro-economic or unexpected incidents may still affect our borrowers’ ability to repay. We aim to maintain low delinquency and default rates through an effective credit risk management process. However, high rates of delinquency or default may occur, which could negatively affect our business, financial condition and results of operations. Interest rates we charge may not be sufficient to cover our costs and expenses in providing the loans, including the costs associated with borrower defaults. Moreover, upon a borrower’s default, we may need to devote internal resources or engage third-party collection agencies to collect the receivables. If any collection personnel are involved with any misconduct or there are perceptions that our collection practices are considered to be aggressive or not compliant with relevant laws and regulations, our reputation and business may be harmed or may become subject to fines or other penalties.

Other Operational Risks

We rely on technology and internet infrastructure, data center and cloud service providers and telecommunications networks in the markets where we operate.

We are continuously upgrading our technology to provide improved performance, increased scale, security and better integration among our three businesses. If we experience problems with the functionality and effectiveness of our software or platforms, or are unable to maintain and constantly improve our technology infrastructure to handle our business needs and ensure a consistent and acceptable level of service for our users, our business, financial condition and results of operations, as well as our reputation, could be materially and adversely affected. In addition, our businesses depend on the performance and reliability of our internet ecosystem and infrastructure and contracted data center and cloud service providers in the markets where we operate. Adopting new technologies and upgrading our internet ecosystem and infrastructure require significant investments of time and resources, including adding new hardware, updating software and recruiting and training new engineers. Adverse consequences for the failure to do so may include unanticipated system disruptions, security breaches, computer virus attacks, slower response times, impaired quality of experiences for our users and delays in reporting accurate operating and financial information.

The internet infrastructure in some of the markets where we operate may not support the demands associated with continued growth in internet usage. We may not have access to alternative networks or data servers in the event of disruptions or failures of, or other problems with, the relevant internet infrastructure. Interruptions in our services may reduce our revenue and/or subject us to potential liability.

We also rely on major telecommunication operators and internet service providers in the markets where we operate to provide us with data communications capacity primarily through local telecommunications lines and data centers to host our servers. We and our users may not have access to alternative services in the event of disruptions or failures of, or other problems with, the fixed telecommunications networks of these telecommunications operators, or if such operators otherwise fail to provide such services. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenue. We have no control over the costs of the services provided by the telecommunications operators to us and our users. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be significantly reduced. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may cause our revenue to decline.

We may fail to attract, motivate and retain the key members of our management team or other experienced and capable employees.

Our future success significantly depends on the continued service of our executives and other key employees. If we lose the services of any member of management or any key personnel, we may not be able to locate a suitable or qualified replacement and we may incur additional expenses to recruit and train a replacement, which could severely disrupt our business and growth. In addition, from time to time, there may be changes in our management team that may be disruptive to our business.

To maintain and grow our business, we will need to identify, hire, develop, motivate and retain highly skilled employees. Identifying, recruiting, training, integrating and retaining qualified individuals requires significant time, expense and attention. We may also be subject to local hiring restrictions in certain markets, particularly in connection with the hiring of foreign employees, which may affect the flexibility of our management team and workforce. If our management team, including any new hires that we make, fail to work together effectively and execute our plans and strategies, or if we are unable to recruit and retain employees effectively, our ability to achieve our strategic objectives will be adversely affected and our business and growth prospects will be harmed.

Competition for highly skilled personnel is intense. We may need to invest significant amounts of cash and equity to attract and retain new employees and we may not be able to realize returns on these investments.

We may need additional capital, but may be unable to obtain it on favorable terms or at all.

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

We may have exposure to greater than anticipated tax liabilities, and our financial position and results of operations may be adversely affected by the implementation of legislation or internationally accepted principles governing the taxation of cross-border income.

Tax legislation relating to the digital economy is still developing. Governments in our markets may promulgate or strengthen the implementation of tax regulations and impose more tax obligations on our services and product offerings, which could increase the costs to our users and merchants and make our services and product offerings less competitive.

Shopee as the marketplace operator could potentially be required to report transactions made by sellers and other service providers through the platform to the tax authorities in the future and may also be subject to additional tax or withholding obligations. Governments in some of our markets have discussed promulgating laws to require e-commerce marketplace operators to assist in the enforcement of tax requirements on sellers and collection of taxes with respect to revenues or profits generated by sellers. Although such new legislation has been withdrawn, there is no guarantee that governments will not impose similar requirements or we will not be held responsible for the delinquent tax owed by sellers and service providers in future. If we are held responsible, whether financially or operationally for such taxes, our business, financial condition and results of operations may be materially and adversely affected. We may also be requested by government authorities to supply information about our sellers, such as transaction records and seller’s information, and assist in the enforcement of other tax regulations, which could affect our relationships with sellers.

Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions, including in our markets or in other jurisdictions we may expand to in the future. The Organization for Economic Cooperation and Development, or OECD, has published proposals to advance international negotiations to ensure large and highly profitable multinational enterprises, including digital companies, pay tax wherever they have significant consumer-facing activities and generate their profits. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus-based tax incentive practices, and has heightened scrutiny of policies regarding corporate income and other taxes in many jurisdictions. Tax reform legislation has been enacted, implemented or are being proposed in many such jurisdictions. For example, certain jurisdictions in the Asia, Europe and Latin America have already enacted or are discussing new tax laws, rules and regulations directed at the digital economy and multi-national businesses. The European Commission has also proposed a series of measures aimed at ensuring fair and efficient taxation of digital businesses operating within the European Union. Such laws may increase our tax obligations in those markets or change the manner in which we operate our businesses locally, and may adversely affect our business, financial condition and results of operations.

In addition, the OECD has published proposals covering a number of issues, including country-by-country reporting, permanent establishment rules, transfer pricing rules, tax treaties and taxation of the digital economy. If existing tax laws, rules or regulations in our markets are amended, or if new tax laws, rules or regulations are enacted, including with respect to digital services tax, sales tax, value-added taxes, withholding taxes, revenue-based taxes or other similar taxes applicable to the digital economy or multi-national businesses, the results of these changes could increase our effective tax rate, tax liabilities and/or associated costs. Possible implications may include multiple levels of taxation, additional obligations, prospectively or retrospectively, as well as imposition of interest and penalties if non-compliance is determined. Potential heightened tax law enforcement against us could have a material adverse effect on our business, financial condition and results of operations.

We may not achieve the intended tax efficiencies of our corporate structure and intercompany arrangements, which could increase our worldwide effective tax rate.

Our corporate structure and intercompany arrangements, including the manner in which we conduct our intercompany and related party transactions, are intended to provide us with worldwide tax efficiencies. The application of tax laws of various jurisdictions to our business activities is subject to interpretation and also depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The tax authorities of jurisdictions where we operate may challenge our methodologies for intercompany and related party arrangements, including transfer pricing. We could face adverse tax consequences if local tax authorities determine that any transactional arrangements among our group entities were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under the applicable laws, rules and regulations, and adjust the income of such group entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our group entities for tax purposes, which could in turn increase their tax liabilities. In addition, local tax authorities may impose late payment fees and other penalties on our entities for the adjusted but unpaid taxes according to the applicable regulations. If the manner in which we operate does not achieve the intended tax consequences, our worldwide effective tax rate could increase and our financial condition and results of operations could be adversely affected.

A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rate could be adversely affected by lower than anticipated earnings in markets where we have lower statutory rates and higher than anticipated earnings in markets where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. Any of these factors could materially and adversely affect our business, financial condition and results of operations.

We have limited business insurance coverage.

Insurance products available in the markets in which we operate currently are not as extensive as those offered in more developed regions. Consistent with customary industry practice in our markets, our business insurance is limited. While we have obtained insurance to cover certain potential risks and liabilities for certain businesses we operate, the coverage of any insurance we have may be insufficient to compensate for all losses that may occur. We do not carry business interruption insurance to cover our operations. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to carry such insurance. Any uninsured damage to our platforms, technology infrastructures or disruption of our business operations could require us to incur substantial costs and divert our resources, which could have an adverse effect on our business, financial condition and results of operations.

Industry data, projections and estimates contained in this annual report are inherently uncertain and subject to interpretation.

Certain facts, forecasts and other statistics relating to the industries in which we compete contained in this annual report have been derived from various public sources and commissioned third-party industry reports. In particular, we commissioned Frost & Sullivan to conduct certain market research concerning the e-commerce market in our region, and International Data Corporation to conduct certain market research concerning the digital financial services in our region. In deriving market data, these industry consultants may have adopted different assumptions and estimates. While we generally believe such reports to be reliable, we have not independently verified the accuracy or completeness of such information. Such reports may not be prepared on a comparable basis or may not be consistent with other sources.

Industry data, projections and estimates are inherently uncertain as they require certain assumptions and judgments. Moreover, geographic markets and the industries we operate in are not rigidly defined or subject to standard definitions, and are the result of subjective interpretation. Accordingly, our use of the terms referring to our geographic markets and industries such as digital entertainment, e-commerce and digital financial services markets may be subject to interpretation, and the resulting industry data, projections and estimates may not be reliable. In addition, we define our region as the six major markets in the Southeast Asia region, namely Indonesia, Vietnam, Thailand, the Philippines, Malaysia and Singapore, plus Taiwan. Our industry and market data should be interpreted in light of the defined geographic markets and defined industries we operate in. Any discrepancy in interpretation could lead to different industry data, measurements, projections and estimates and result in errors and inaccuracies. For these reasons, you should not place undue reliance on such information.

Our user metrics and other estimates are subject to inherent challenges in measuring our operating performance.

We regularly review metrics, including our QAUs, QPUs, orders, GMV and total payment volume, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our services are used across large populations throughout our markets. For example, we believe that we cannot distinguish individual users who have multiple accounts. Our user metrics are also affected by technology on certain mobile devices that automatically runs in the background of our applications when another phone function is used, and this activity can cause our system to miscount the user metrics associated with such accounts. Our user metrics may also differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in assumptions, methodologies or data used.

Errors or inaccuracies in our metrics or data could result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to remedy an unfavorable trend. If partners or investors do not perceive our user, geographic or other operating metrics to accurately represent our user base, or if we discover material inaccuracies in our user, geographic or other operating metrics, our reputation may be seriously harmed.

If we fail to maintain an effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

As a public company, we are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and determine the effectiveness of our internal control over financial reporting, report any material weaknesses in such internal controls and for our independent registered public accounting firm to issue an attestation report on management’s assessment on the effectiveness of internal control over financial reporting.

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2020. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report on management’s assessment on the effectiveness of internal control over financial reporting. However, if we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, and investor confidence in us and the market price of our ADSs may decline. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions.

We may be subject to risks related to litigation and regulatory proceedings.

We and our directors and officers may be, and in some instances have been, subject to claims, lawsuits (including class actions and individual lawsuits), regulatory and government investigations, and other proceedings relating to alleged infringement or violation of third-party intellectual property rights, consumer protection, privacy and data protection, labor and employment, import and export practices, antitrust or competition, securities, tax, marketing and communications practices, contracts, commercial disputes, consumer complaints, and various other matters. The number and significance of our legal disputes and inquiries have increased as we have grown larger, as our business has expanded in scope and geographic reach, and as our services have increased in complexity.

As a fast-growing public company, our public profile has grown, which may result in increased litigation as well as increased public awareness of any such litigation. In addition, we may be the target of securities class action and derivative lawsuits, as well as other types of claims. We will need to defend against such lawsuits, including any appeals, and we may also initiate legal proceedings to protect our rights and interests. There is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are subject, which increases the risk that we will be subject to claims alleging violations of those laws and regulations. Any adverse outcome of these cases could have a material adverse effect on our reputation, business, financial condition and results of operations.

Regardless of its outcome, any legal proceeding can have a material adverse effect on us due to costs, diversion of our resources, negative publicity and other factors. We may decide to settle legal disputes, including on terms that are unfavorable to us. If any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that we may not choose to appeal or that may not be reversed upon appeal. We may have to seek a license to continue practices alleged or found to be in violation of a third party’s rights. If we are required or choose to enter into royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop or procure alternative non-infringing technology or products or discontinue the use of certain technology or products, and doing so could require significant effort and expense, or may not be feasible. In addition, the terms of any settlement or judgment in connection with any legal claims, lawsuits, or proceedings may require us to cease some or all of our operations, make changes to our business operations or other practices, terminate agreements, arrangements or transactions found to be violative of applicable laws or regulations, or pay fines or substantial amounts to the other party to those proceedings and could materially and adversely affect our business, financial condition and results of operations.

We rely on structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations. We are also subject to other risks relating to such structural arrangements.

The laws and regulations in some of our markets place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. To comply with the relevant laws and regulations, we and certain of our wholly-owned subsidiaries in the Cayman Islands and Singapore have entered into a series of contractual arrangements with certain local entities, or VIEs, and their shareholders who are local citizens, which enable us to (i) exercise effective control over such VIEs, (ii) receive substantially all of the economic benefits and absorb the losses of such VIEs, and (iii) have an exclusive call option to purchase all or part of the equity interests in and/or assets of such VIEs when and to the extent permitted under the relevant laws. Because of these contractual arrangements, we have control over and are the primary beneficiary of such VIEs and hence consolidate their financial results under U.S. GAAP. For the year ended December 31, 2020, revenue from all our VIEs (which excludes entities for which we have majority direct equity ownership) accounted for 12.9% of our total revenue. None of our VIEs is individually a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Our VIEs, Their Shareholders and Us.”

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

While we believe the structural or contractual arrangements we use are in compliance with applicable local laws, the local or national authorities or regulatory agencies in such jurisdictions may reach a different conclusion, which could lead to an action being brought against us, the VIEs and their shareholders by administrative orders or in local courts. If local authorities find that our arrangements do not comply with their prohibition or restrictions on foreign investment in our lines of business, or if the relevant government otherwise finds that we or any of our subsidiaries, VIEs or their subsidiaries are in violation of the relevant laws or regulations or lack the necessary registrations, permits or licenses to operate our businesses in such jurisdictions, they would have broad discretion in dealing with such violations or failures, including:

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

Any of these actions could disrupt the business operations of such entity and may damage our reputation, which would in turn adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIEs or Thai subsidiaries that most significantly impact such entity’s economic performance, or prevent us from receiving the economic benefits or absorbing losses from such entity, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

The shareholders of our VIEs are our local employees or other local citizens. None of these shareholders has a significant equity interest in our company and thus their interests may not be aligned with ours, or they may have other potential conflicts of interest with us. These shareholders of our VIEs may breach, or cause our VIEs to breach, the existing contractual arrangements we have with them and our VIEs, which would adversely affect our ability to effectively control our VIEs and receive economic benefits and absorb losses from them. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If our VIEs or their shareholders fail to perform their respective obligations under any such contractual arrangements, fail to conduct their operations in an acceptable manner or take other actions that are detrimental to our interests, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies, including seeking specific performance or injunctive relief, and claiming damages. Such legal remedies may differ between jurisdictions, and may be more difficult to pursue than those available in the United States. In addition, if any third parties claim any interest in the equity interests of our VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the contractual arrangements may be impaired. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of the laws where our VIEs are located and through arbitration, litigation or other legal proceedings and therefore will be subject to uncertainties in the legal systems in the relevant jurisdiction. Our contractual arrangements with our VIEs may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

As part of our structural arrangements with our VIEs, certain of our VIEs hold certain licenses and assets that are used in the operation of their business in the relevant jurisdictions. If any of our VIEs go bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of the business activities conducted by such VIEs. Under the structural arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If our VIEs undergo a voluntary or involuntary liquidation proceeding, their independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate the business the VIEs currently conduct, which could adversely affect our business, financial condition and results of operations.

MARKETS RELATED RISKS

Changes in economic, political or social conditions or government policies in our markets could have a material adverse effect on our business and operations.

Substantially all of our assets and a significant majority of our operations are located in our markets in Southeast Asia, Taiwan and Latin America. Accordingly, our business, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in these markets. The economies in emerging markets generally differ from developed markets in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, government policy on public order and allocation of resources. In some of our markets, governments continue to play a significant role in regulating industry development by imposing industrial policies. Some local governments also exercise significant control over the economic growth and public order in their respective jurisdictions through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, and providing preferential treatment to particular industries or companies. Governmental actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in government policies or regulations, such as exchange rates and exchange control policies, inflation rates, interest rates, tariff and inflation control policies, price control policies, import duties and restrictions, liquidity of domestic capital and lending markets, electricity rationing tax policies, including royalty, tax increases and retroactive tax claims, and other political, diplomatic, social and economic developments in or affecting the markets where we operate.

Growth of the economy of our various markets has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in our markets or neighboring regions, or in the policies of the governments or of the laws and regulations in each respective market could have a material adverse effect on the overall economic growth of our markets. Such developments could adversely affect our business, financial condition and results of operations, lead to reduction in demand for our products and services, and adversely affect our competitive position. Many of the governments in our markets have implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall economy, but may have a negative effect on us. For example, our business, financial condition and results of operations may be adversely affected by government control over foreign capital investments or changes in tax regulations. Some of our markets have historically experienced low growth in their gross domestic product, or GDP, significant inflation and/or shortages of foreign exchange. We are exposed to the risk of cost increases due to potential inflation in the markets in which we operate. In the past, governments in some of our markets have implemented interest rate adjustments, currency trading band adjustments, exchange rate controls and other measures to control the pace of economic growth. These measures, or the perception that any of them could occur, may cause decreased economic activity in the relevant markets, which may adversely affect our business, financial condition and results of operations.

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

Although there have been significant economic and cultural interactions and relationships established between Taiwan and the PRC, there have been and remain tensions between the governments of Taiwan and the PRC regarding the international political status of Taiwan. Such tensions may affect the economic and social activities in Taiwan, which may in turn affect our businesses and operations in Taiwan. The Taiwan government has historically imposed prohibitions and restrictions on investments, directly and indirectly, by PRC investors. “PRC investors” refer to PRC individuals, juristic persons, organizations and other institutions, and PRC invested companies from other jurisdictions. “PRC invested companies from other jurisdictions” refer to those entities incorporated outside of the PRC and invested by PRC individuals, juristic persons, organizations and other institutions that: (i) directly or indirectly hold more than 30% of the shares or capital of such entities (each intermediate holding company shall be separately assessed based on this 30% test to determine whether it is deemed a PRC invested company from other jurisdictions), or (ii) have the ability to control such entities. Under the current policies on PRC investments in Taiwan, PRC investors are allowed to invest, upon prior approval, in Taiwan companies that operate business in the statutory business categories listed as permitted in the Positive Listings promulgated by the Taiwan authorities, and are prohibited or restricted from investing in all other businesses. In addition, if a PRC investor is a juristic person, organization, or other institution invested by (a) the “political party”, military, administrative or political agency of PRC, or (b) PRC invested companies from other jurisdictions (defined in “Item 4. Information on the Company—B. Business Overview—Regulation—Taiwan—Regulations on Foreign Investment”) invested by the agency listed in item (a) above, the Taiwan authorities may restrict or prohibit such PRC investor from investing in businesses in Taiwan.

Under Taiwan company law, a Taiwan company is required to select from a statutory list of business categories for inclusion in its corporate registration based on various aspects of its business operations. Some of the statutory categories currently listed in the corporate registration of our Taiwan operating entities include computer recreational activities, software publication, third-party payments and general advertising services that are not within the Positive Listings. The other statutory business categories currently listed in the business scope of the corporate registration of our Taiwan operating entities are within the Positive Listings, including the data processing services listed in the corporate registration of our digital entertainment and e-commerce business entities, and the software design services currently listed in the corporate registration of our digital entertainment business entity.

We do not believe, based on advice from our Taiwan counsel, LCS & Partners, that we are a PRC investor under existing Taiwan law and court judgments. Therefore, we do not believe that we are prohibited from operating businesses that have statutory business categories not listed as permitted in the Positive Listings or that we need to seek prior PRC investment approval for operating businesses that have statutory business categories listed as permitted in the Positive Listings. We currently operate our digital entertainment and e-commerce businesses in Taiwan through our wholly-owned branch offices in Taiwan. Both of such entities were acquired or established upon approval by the relevant Taiwan government authorities. However, should the Taiwan authorities deem us to be a PRC investor, the Taiwan authorities may take a range of actions, including:

●	imposing fines between NT$120,000 (US$4,274) to NT$25,000,000 (US$890,313) and further fines if the non-compliance is not rectified as ordered;

●	ordering us to reduce any direct or indirect ownership or control by PRC investors in our company;

●	requesting us to divest some or all of our ownership or control in our operating entities in Taiwan;

●	suspending the rights of shareholders of our Taiwan operating entities; and

●	discontinuing the operations and revoking the business licenses of our Taiwan operating entities.

If any such action is taken, our operations in Taiwan and our business, financial condition and results of operations may be materially and adversely affected.

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

Many of our markets have not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in such markets. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties, and the application of some of these laws and regulations to our businesses is not settled. Since local administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we have in many of the localities in which we operate. Local courts may have broad discretion to reject enforcement of foreign awards or arbitration awards. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions, claims concerning the conduct of third parties, or threats in attempt to extract payments or benefits from us.

Many jurisdictions in our markets have enacted, and may enact or amend from time to time, laws and regulations governing the distribution of games, services, advertising, marketing, messages, applications, electronic documents and other content or communications through the internet or on digital platforms. The relevant government authorities may prohibit the distribution of information through the internet that they deem to be objectionable on various grounds, such as public interest or public security, or to otherwise be in violation of local laws and regulations. If any information disseminated through our platforms were deemed by any relevant government authorities to violate content restrictions, we may not be able to continue to display such content and could be subject to penalties, including confiscation of the property used in the non-compliant acts, removal of the infringing content, temporary or permanent blocks, administrative fines, suspension of business, revocation of the registration to act as an electronic systems provider and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

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

It is possible that a number of laws and regulations may be adopted or construed to apply to us that could restrict our industries. Scrutiny and regulation of the industries in which we operate may further increase, and we may be required to devote additional legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the regulation of currency, money laundering, banking institutions, unclaimed property, e-commerce, consumer and data protection and intermediary payments may be interpreted to cover virtual items offered in our digital entertainment business and services offered on our e-commerce platform or through our mobile wallet networks. Changes in current laws or regulations or the imposition of new laws and regulations regarding our industries may slow the growth of our industries and adversely affect our financial condition and results of operations.

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

Substantially all of our assets are located outside the United States. In addition, all of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for our shareholders to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in the United States courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in the United States based on the civil liability provisions of the United States federal securities laws against us and our directors and executive officers. Even if our shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of the jurisdictions that comprise our markets may render our shareholders unable to enforce a judgment against our assets or the assets of our directors and executive officers. Management has been advised that Indonesia, Taiwan, Thailand, Vietnam and many of the other jurisdictions within Southeast Asia do not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. It is unclear if extradition treaties now in effect between the United States and some of our markets, such as Indonesia, the Philippines and Malaysia, would permit effective enforcement of criminal or other penalties, including those under U.S. federal securities laws.

The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under the laws of their respective jurisdictions.

We are a holding company, and most of our subsidiaries are located throughout the markets in our region. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiaries. The distribution of dividends to us from the subsidiaries in these markets as well as other markets where we operate is subject to restrictions imposed by the applicable laws and regulations in these markets. See “Item 4. Information on the Company—B. Business Overview—Regulation.” In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in Indonesia, Vietnam, Thailand, Singapore and some of our other markets to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future.

Restrictions on currency exchange may limit our ability to receive and use our cash effectively.

A significant portion of our revenue and expenses are denominated in currencies subject to exchange control. If revenue denominated in such currencies increase or expenses denominated in such currencies decrease in the future, we may need to convert a portion of our revenue into other currencies to meet our foreign currency obligations. Currently, in Taiwan, a single remittance by a company for an amount over US$1 million shall be reported and documents supporting the accuracy of such report shall be provided to the bank handling such remittance before the remittance is conducted. In addition, remittances by a company in annual aggregate amounts exceeding US$50 million may not be processed without the approval of the Central Bank of the Republic of China (Taiwan). In Vietnam, exchanging Vietnamese dong into foreign currency must be conducted at a licensed credit institution such as a licensed commercial bank. Conversion of Thai baht to another currency is subject to regulations promulgated by the Ministry of Finance and Bank of Thailand. Conversion of Indonesian rupiah into any foreign currency that exceeds certain specific threshold is required to have an underlying transaction and supported by underlying transaction documents. We may be unable to convert such local currencies into U.S. dollars or other foreign currencies to pay dividends or for other purposes on a timely basis or at all.

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

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in the same markets as us that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our quarterly or annual revenue, earnings and cash flow;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new content and services or plans of expansion by us or our competitors;

●	changes in financial estimates by securities analysts;

●	downgrades by industry or securities analysts that publish research or reports on us;

●	detrimental adverse publicity about us, our businesses or our industries;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities, including the perception that these sales could occur;

●
dilution of the ownership interests of our ADS holders due to conversions of our 2023, 2024 and 2025 convertible notes, which we may choose to settle by issuing ADSs, or from the unwinding of capped call transactions in connection with our 2024 and 2025 convertible notes;

●	current class action, potential litigation or regulatory investigations; and

●	volatility in the stock market.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

Substantial future sales or perceived potential sales or issuances of our ADSs, Class A ordinary shares or other equity securities could cause the price of our ADSs to decline significantly. As of March 5, 2021, the aggregate principal amount outstanding of our 2023, 2024 and 2025 convertible notes was US$42.9 million, US$1,044.3 million and US$1,149.5 million, respectively. The holders of our 2023, 2024 and 2025 convertible notes may convert their convertible notes in accordance with the instruments governing such convertible notes at the initial conversion rate of 50.5165 ADSs, 19.9475 ADSs and 11.0549 ADSs per US$1,000 principal amount, respectively. Our 2023, 2024 and 2025 convertible notes are currently convertible in accordance with their terms. If these convertible notes are converted and we issue ADSs to settle our obligations, the ownership interest of our ADS holders will be further diluted.

Certain shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

We have adopted a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Based on our dual-class voting structure, in respect of matters requiring a shareholders’ vote, holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to three votes per share. Due to the different voting powers associated with our two classes of ordinary shares, as of March 5, 2021, our founder and Tencent beneficially owned an aggregate of 61.1% of the total voting power of our ordinary shares. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” As a result, our founder and Tencent have substantial influence over our business, including significant corporate actions such as mergers, consolidations, sales of all or substantially all of our assets, election of directors and other significant corporate actions. Pursuant to an irrevocable proxy between our founder and Tencent, Tencent has agreed to appoint our founder as its proxy with respect to all or a portion of the Class B ordinary shares held by Tencent on matters that are subject to the vote of shareholders. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares—Classes of Ordinary Shares; Conversion” for more information. Further, under our amended and restated memorandum and articles of association, any change of control of our company upon merger or consolidation, scheme of arrangement or other similar transactions, or the sale or exclusive license of all or substantially all of our intellectual property, will require the separate approval of holders of at least 80% of Class B ordinary shares then outstanding. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares—Special Approvals” for more information.

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

We adopted our 2009 Share Incentive Plan, last amended in July 2019, or the 2009 Plan, for the purpose of granting share-based compensation awards to officers, employees, directors and other eligible persons to incentivize their performance and align their interests with ours. In February 2018, our board of directors approved automatic increases on January 1 of each of 2019, 2020, 2021 and 2022 of the maximum aggregate number of ordinary shares which may be issued under the 2009 Plan by 5% of the total number of ordinary shares of all classes of the company outstanding on that day immediately before the increase, which may cause further dilution to our shareholders. The current maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2009 Share Incentive Plan is 148,888,743. We are authorized to grant options, share appreciation rights, share awards of restricted shares and non-restricted shares, restricted share units and other types of awards the administrator of the 2009 Plan decides.

We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. As of March 5, 2021, outstanding awards granted under the 2009 Plan consisted of (i) options to purchase 48,566,524 Class A ordinary shares, (ii) 9,265,501 restricted Class A ordinary share units, and (iii) 194,926 share appreciation rights. As a result of our grants of awards under the 2009 Plan, we incurred share-based compensation of US$58.1 million, US$117.1 million and US$290.2 million in 2018, 2019 and 2020, respectively. For more information on our share incentive plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We will incur additional share-based compensation expenses in the future as we continue to grant share-based incentives. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on the investment in our ADSs will likely depend entirely on any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which the holders purchased our ADSs. Holders of ADSs may not realize a return on their investment in our ADSs and may even lose their entire investment in our ADSs.

Our memorandum and articles of association contain anti-takeover provisions and a dual-class voting structure that could have a material adverse effect on the rights of holders of our Class A ordinary shares and our ADSs.

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our memorandum and articles of association also contain a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares held by our founder, Forrest Xiaodong Li, and Tencent and their respective affiliates. As of March 5, 2021, our founder and Tencent beneficially owned an aggregate of 61.1% of the total voting power of our ordinary shares. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights (other than to issue additional supervoting shares, which would require the consent of holders of Class B ordinary shares), terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and our ADSs may be materially and adversely affected.

Holders of ADSs may face difficulties in protecting their interests, and their ability to protect their rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and “short swing” liability for insiders who profit from certain trades; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis through press releases. Press releases relating to financial results and material events are furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and may be less timely compared with that required to be filed with the SEC by U.S. domestic issuers. As a result, holders of ADSs may not be afforded the same protections or information, which would be made available to them, were they investing in a U.S. domestic issuer.

We are subject to the corporate governance requirements of the New York Stock Exchange. However, New York Stock Exchange rules permit a foreign private issuer like us to follow the corporate governance practices of our home country in lieu of certain New York Stock Exchange rules. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance requirements. To the extent we choose to follow home country practice, our shareholders may be afforded less protection than they would otherwise enjoy under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers.

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

We will be classified as a PFIC in any taxable year if either: (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is generally categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own (or are deemed to own), directly or indirectly, 25% or more (by value) of the stock. In addition, although the law in this regard is not entirely clear, we treat our VIEs and each of their subsidiaries as being owned by us for United States federal income tax purposes. As a publicly traded foreign corporation we intend for this purpose to treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock (“market capitalization”) plus the total amount of our liabilities and to treat the excess of the fair market value of our assets over their book value as a non-passive asset to the extent attributable to our non-passive income. Because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, we would likely become a PFIC for a given taxable year if the market price of the ADSs or Class A ordinary shares were to decrease significantly. The application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. If we are a PFIC for any taxable year during which a U.S. investor held the ADSs or Class A ordinary shares, the U.S. investor may be subject to increased U.S. federal income tax liability and to additional reporting obligations. We do not intend to provide the information necessary for the U.S. investor to make a qualified electing fund election with respect to the ADSs or Class A ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Based on our income and assets, and the value of the ADSs, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2020, and do not anticipate becoming a PFIC for the current taxable year or for the foreseeable future. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

We began our digital entertainment business at our inception in May 2009, and by 2020, we had expanded our local game operations to cover Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia, Singapore and Latin America. Our self-developed game Free Fire is also currently available in more than 130 markets globally.

We launched our e-commerce platform, Shopee, in Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia and Singapore in June and early July 2015, in Brazil in the fourth quarter of 2019, and in Mexico in the first quarter of 2021.

We launched our digital financial services platform in Vietnam in April 2014 and in Thailand in June 2014. In the fourth quarter of 2019, we introduced SeaMoney as the overall brand for our digital financial services business.

On October 20, 2017, we completed our initial public offering and listed our ADSs on the New York Stock Exchange under the symbol “SE.” In connection with our initial public offering, we issued 65,954,538 ADSs (including a partial exercise by the underwriters of their over-allotment option for 6,994,538 ADSs) at US$15.00 per ADS for total gross proceeds of approximately US$989.3 million. In March 2019, we completed an equity follow-on offering of 69,000,000 ADSs (including a full exercise by the underwriters of their over-allotment option) at US$22.50 per ADS for total gross proceeds of over US$1.5 billion. In December 2020, we completed another equity follow-on offering of 15,180,000 ADSs (including a full exercise by the underwriters of their over-allotment option) at US$195.00 per ADS for total gross proceeds of approximately US$3.0 billion.

In June 2018, we completed an offering of 2.25% convertible senior notes in an aggregate principal amount of US$575 million. In November 2019, we completed an offering of 1.00% convertible senior notes in an aggregate principal amount of US$1,150 million. In May 2020, we completed an offering of 2.375% convertible senior notes in an aggregate principal amount of US$1,150 million. These convertible notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The 2023 and 2024 convertible notes will mature on the fifth anniversary of their respective issuance dates, and the 2025 convertible notes will mature six months after the fifth anniversary of its issuance date. See “Item 5. Operating And Financial Review And Prospects—B. Liquidity and Capital Resources—Convertible Notes.”

Our principal executive offices are located at 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522. Our telephone number at this address is +65 6270-8100. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States in connection with the registration statement on Form F-1 for our initial public offering is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, N.Y. 10168. Our agent for service of process in the United States in connection with the registration statement on Form F-3 is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Our website is www.sea.com.

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

Overview

Sea has developed an integrated platform consisting of digital entertainment, e-commerce, and digital financial services, each localized to meet the unique characteristics of our markets. Our seven markets in Southeast Asia and Taiwan were estimated to have 608.1 million people and a GDP of US$3.6 trillion in 2020 according to the IMF World Economic Outlook Database. Southeast Asia and Taiwan region is also one of the world’s fastest growing regions based on per capita GDP and, moreover, at the early stages of internet penetration. In addition, the Latin America region (including the Caribbean) was estimated to have 637.1 million people and a GDP of US$4.2 trillion in 2020 according to the IMF World Economic Outlook Database. Many of our global markets are experiencing a generational transition to the new digital economy, with digital inclusion bringing consumers ever more closely to each other and online services, by leading internet business models such as our own. Our culturally rich and diverse markets observe a rise in traditionally underserved digital consumers, who require dedicated focus, resources, and respective local market knowledge.

Sea operates three key businesses—Garena, Shopee, and SeaMoney:

●
Our digital entertainment business, Garena, is a global game developer and publisher. Garena provides users with access to popular and engaging mobile and PC online games that we develop, curate and localize for each market. Garena also exclusively licenses and publishes games developed by third parties. In addition, Garena provides access to other entertainment content, such as livestreaming of online gameplay, as well as social features, such as user chat and online forums. We believe we are the leader in esports in Southeast Asia, Taiwan and Brazil, which strengthens our game ecosystem and increases user engagement.

●
Our Shopee e-commerce platform was the largest e-commerce platform in our region in 2020 by GMV and total orders, according to Frost & Sullivan. Since its inception, Shopee has adopted a mobile-first approach and is a highly scalable marketplace platform that connects buyers and sellers. Shopee provides users with a convenient, safe and trusted shopping environment that is supported by integrated payment, logistics, fulfillment, and other value-added services. Our users enjoy the social nature of Shopee’s platform, where users can follow, rate, play micro-games with one another and easily browse for discovery to enhance their retail experience. We also empower sellers with various tools and support such as livestreaming and other value-added services for them to better engage with their buyers. We monetize Shopee mainly by offering sellers paid advertising services, charging transaction-based fees, and charging for certain value-added services. We also purchase products from manufacturers and third parties and sell them directly to buyers on our Shopee platform.

●
Our SeaMoney business is a leading digital financial services provider in our region in 2020, according to the International Data Corporation. SeaMoney currently offers mobile wallet services, payment processing, credit related digital financial offerings, and other financial products. These services and products are offered in various markets in Southeast Asia under AirPay, ShopeePay, SPayLater, and other digital financial services brands.

Each of our businesses provides a distinct and compelling value proposition to our users, and each also exhibits strong virtuous cycle dynamics, which we believe support our leadership position and provide a strong foundation for continued growth while creating barriers to entry for our competitors in our markets.

We have achieved significant scale and growth since our founding. Our total revenue increased from US$827.0 million in 2018 to US$4,375.7 million in 2020, a CAGR of 130.0%. We had gross profit of US$14.8 million, US$604.9 million and US$1,348.9 million in 2018, 2019 and 2020, respectively. We incurred net losses of US$961.0 million, US$1,457.7 million and US$1,624.2 million in 2018, 2019 and 2020, respectively, primarily due to our investments in expanding our businesses, in particular our e-commerce and digital financial services businesses. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Reporting” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Description of Certain Statement of Operations Items—Revenue” for a breakdown of our total revenues by category of activity and geographic market for each of the last three financial years.

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

Mobile games have gained popularity in our markets and our mobile game business has seen rapid growth over the past several years. In December 2017, we launched the first game that we developed entirely in-house, Free Fire, a mobile game of the battle royale genre. Free Fire has enabled us to grow globally beyond our traditional markets in Southeast Asia and Taiwan. It is currently available on the Google Play and iOS App Stores in more than 130 markets. We plan to continue to expand our game development capabilities. In addition, we are the exclusive operator of Arena of Valor, a mobile MOBA game developed by Tencent in collaboration with us, in our region, which has become one of the most popular games in these markets.

Game Players

We have a large and active user base for our online game business. The table below sets forth certain of our operating metrics for the periods indicated.

	For the Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(millions)
Game QAUs	402.1	499.8	572.4	610.6
Game QPUs	35.7	49.9	65.3	73.1

Our large user base as well as the team and social aspects of our games keep our game players engaged and also creates powerful network effects that further attract users to our games, resulting in a high barrier to entry for our competitors.

In-House Game Development

We develop mobile games that cater to the demands of highly diverse markets across the globe. Our game development capabilities are particularly strengthened by our experience and big data collected from running our self-developed game in global markets. Our in-house game development studios now have more than 750 developers focused on enhancing Free Fire gameplay and building out our pipeline of self-developed games.

In January 2020, we acquired Phoenix Labs, an independent games development studio based in Canada. The acquisition is expected to further bolster Garena’s in-house content creation capabilities.

Third-Party Games Publishing

We also curate top third-party game content globally for publishing in our markets. Our market leadership and success in operating and customizing games for our local game players have helped us forge deep relationships with key international game developers in different parts of the world. Game developers choose us to operate their games in our markets because of our leading market position, strong reputation in the online game community, and successful track record of operating and popularizing games in our markets. We are therefore able to source high-quality games from world class developers, many of whom work with us as their exclusive partner in our markets. We rely on our local knowledge and years of game operating experience to select games that will match changing user needs and genre preferences. We also believe that our large user base contributes to a virtuous cycle. As we attract more high-quality game developers to partner with us, we are able to attract more users with a larger volume of high-quality content.

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

Monetization and Payments

Our game monetization model is a “freemium” model that allows our users to download and play fully functional games for free. We generate revenue primarily by selling our game players in-game items, which include in-game virtual items such as digital representations of functional or decorative items, as well as season passes. Digital representation of functional or decorative items includes clothing, weaponry or equipment, which players can purchase and utilize within the game environment to enhance their gameplay experience. Players that purchase season passes can receive additional in-game virtual items upon satisfying certain conditions. Players who choose to purchase in-game items benefit from being able to accelerate progress, enhance social interactions, and enjoy a more personalized game playing experience.

We offer multiple methods for users to purchase in-game items, including through our SeaMoney platform, the Google Play Store and the iOS App Store payment gateways, other online payment gateways, bank transfers, credit cards, debit cards, mobile phone billing, and prepaid cards, including our own prepaid cards, which are sold through agents.

Esports and Community Building

We believe that Garena is a leading catalyst of the growth of esports in our markets as we organize hundreds of esports events annually and operate the largest mobile-game professional league in Southeast Asia, Taiwan and Brazil. We organize esports competitions that range in size from relatively small-scale local tournaments to widely publicized and promoted global esports events that rival the size of popular professional athletic events.

Some of our users have become full-time professional esports athletes that compete for prize money in tournaments and sponsorships from large corporations that often also sponsor professional sports. Free Fire’s large and growing esports and streaming community is another key pillar of our user engagement strategy. The game was also named the Esports Mobile Game of the Year at the Esports Awards 2020. As a result, we believe our esports operations generate strong user engagement for our games as well as promote user acquisition and retention.

Marketing

We devise and execute marketing plans tailored for each market. We market our games through a combination of online advertisement, outdoor and print advertisements, television commercials, influencer partnerships as well as social media platforms and other online forums.

Shopee E-commerce Platform

Our Shopee e-commerce platform is a mobile-centric, social-focused marketplace with integrated payment and logistics infrastructure and comprehensive seller services. It is a highly scalable marketplace platform that provides users with a convenient, safe, and trusted shopping environment. Shopee was the largest e-commerce platform in our region in 2020 by GMV and total orders, according to Frost & Sullivan.

Shopee provides users with a convenient, safe, and trusted shopping environment that is supported by integrated payment, logistics, fulfilment, and other value-added services. We monetize Shopee mainly by offering sellers paid advertising services, charging transaction-based fees, and charging for certain value-added services.

Shopee’s marketplace model allows it to scale rapidly. In addition, we introduce many social and gamification elements into Shopee which we believe enables us to increase organic user acquisition, user retention and user time spent on our platform. The table below sets forth certain of our operating metrics for the periods indicated.

	For the Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
	(billions)
GMV (US$)	6.2	8.0	9.3	11.9
Orders	0.4	0.6	0.7	1.0

While we primarily operate as a marketplace, we also purchase some products from manufacturers or third parties directly and sell on our Shopee platform under our official store to meet buyers' demand. Bulk purchasing and direct product sales for specific product categories also enable us to offer better product assortment to our buyers.

Our Buyers

Our buyers are individuals and households who mainly purchase from sellers that are within the same market. Shopee also enables buyers to make cross-border purchases from selected sellers in China, Taiwan, South Korea, Japan, Indonesia and other markets in Asia.

Our Sellers

Shopee sellers are primarily small and medium businesses, brands, large retailers as well as individuals, who view Shopee as an efficient and reliable way of managing the selling process while maximizing customer needs. On Shopee, each seller has an online storefront on which they list their products, communicate with buyers, and complete transactions. Our Shopee Mall hosts brands and large retailers prominently featuring their distinct logos, and offers a premium shopping experience to a broad base of buyers.

E-commerce Platform Operations

Product Category Focus

We use targeted seller engagement and product placement to attract sellers and bring products to our platform. We leverage our deep understanding of local market conditions and user preferences to prioritize product categories that we believe have higher realization rates and profitability for our sellers. We currently offer a general merchandise platform focused on long-tail high-margin categories, such as fashion, health and beauty, home and living, and baby products. Meanwhile, we continue to focus on expanding categories to include an increasingly diverse range of products.

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

Integrated Logistics Services

Logistics is critical for the development of e-commerce in our markets since many of them have terrain that is difficult to navigate and underdeveloped infrastructure. The logistics service providers which we cooperate with include some of the largest and most reliable service providers in our markets. Because of the large number of transactions from our platform, we are typically able to negotiate preferred terms with these service providers for our users. Although sellers are not required to use these service providers, they often choose to do so due to the reliable service quality and favorable pricing offered through us. We also provide last-mile delivery services, Shopee Xpress, to complement the existing capacities of the third-party logistics service providers in select metro areas of our markets. In certain markets, we have made strategic investments into local logistics partners in order to enhance our logistics services offerings to both buyers and sellers.

Moreover, on our Shopee platform, sellers and buyers can track the delivery status of their packages and provide feedback on logistics services. We evaluate and provide feedback to logistics service providers to improve the level of services provided to our users, including average delivery times.

Payment on Shopee

As transactions on Shopee are protected by Shopee Guarantee, buyers make payments to Shopee’s designated Shopee Guarantee account which are then released by Shopee to the sellers upon buyers’ receipt or deemed receipt of the goods. Depending on the market, sellers and buyers can choose from a number of payment options to complete transactions on Shopee, including our own mobile wallet services, credit cards, bank transfers through ATM or over the internet, and cash payments upon delivery or at designated convenience stores. Shopee has already integrated its payment processing system with SeaMoney’s payment infrastructure in almost all of our markets.

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

Monetization

We have been focusing on building the scale and liquidity of our marketplace, and will increasingly focus on monetization as our GMV and market share continue to grow. We monetize Shopee mainly by offering sellers paid advertising services, charging transaction-based fees, and charging for certain value-added services.

Revenue from Shopee also include revenue of products sold by us. We purchase products from manufacturers or third parties directly and sell on our Shopee platform under our official store to meet buyers' demand for such products.

SeaMoney Digital Financial Services Business

SeaMoney, our digital financial services business, is a leading digital financial services provider in our region in 2020, according to the International Data Corporation. We began to offer digital financial services in 2014. In the fourth quarter of 2019, we introduced SeaMoney as the overall brand for our digital financial services business. SeaMoney currently offers mobile wallet services, payment processing, credit related digital financial offerings, and other financial products. These services and products are offered in various markets in Southeast Asia under AirPay, ShopeePay, SPayLater, and other digital financial services brands.

The table below sets forth certain operating metrics of our digital financial services business for the periods indicated.

	For the Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
Digital Financial Services
Mobile wallet total payment volume (US$ in billions)	1.1	1.6	2.2	2.9
Mobile wallet QPUs (in millions)	10.5	15.6	17.9	23.2

Throughout 2020, we continued to work on further integrating the mobile wallet services of SeaMoney with our Shopee platform across different markets, to promote efficient growth of SeaMoney and to reduce payment friction for Shopee users. Moreover, we have been expanding the use cases of our mobile wallet services outside of Sea’s platforms to include other online and offline merchants, along with a variety of third-party use cases. Third-party merchants currently include telecommunications companies, online and offline entertainment service providers such as game operators or app stores, movie theaters, concert/event venues, utility service providers, food delivery service providers, credit card issuers, banks, insurance companies, and car leasing companies. As we increase the number and type of merchants on the SeaMoney platform, we are able to offer mobile payment solutions for a wider range of products and services to meet the daily needs of our users and attract more users to the platform.

Leveraging on Shopee’s organic user base, wealth of high-quality data, strong on-platform demand and operational efficiency, we have also piloted consumer credit programs under SPayLater to build up our credit assessment capabilities.

In addition, SeaMoney provides payment processing services to Shopee in almost all of our markets, which, depending on the operational arrangement in each specific market, may include payments from buyers to Shopee accounts under Shopee Guarantee as well as outgoing payments from Shopee accounts to Shopee seller accounts that are operationally handled by SeaMoney.

We mainly monetize our digital financial services business by charging commissions to third-party merchants with respect to our mobile wallet services, and by earning interests from borrowers with respect to our consumer credit business. Marketing of our SeaMoney products and services have been done through offline advertisements and in-app advertisements through our Shopee apps.

The financial services industry is heavily regulated and we are required to obtain and maintain certain licenses in the jurisdictions in which we provide financial services. As of the date of this annual report, we have obtained the licenses and governmental approvals necessary to provide electronic money services in Indonesia, Vietnam, Thailand, the Philippines and Malaysia, and to provide loans in Indonesia, Thailand, the Philippines and Malaysia. As we expand our digital financial services business to additional markets, we may need to obtain additional licenses and permits in order to comply with local laws. See “—Regulation” and “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—We are subject to extensive and changing laws and government regulations across our business.”

In December 2020, our wholly-owned subsidiary in Singapore was selected for the award of a digital full bank license in Singapore. We also acquired a controlling interest in a local commercial bank in Indonesia in 2020. For further details, see “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Related to Our Digital Financial Services Business— Our banking business may subject us to additional material business, operational, financial, legal and compliance requirements and risks.”

Our Technology

Technology is key to our success as it enables us to operate our business more efficiently, improves the user experience and supports innovation. Our technology team is composed of highly skilled engineers, computer scientists and technicians whose expertise span a wide range of areas. We have an engineering and data analysis team engaged in building our technology platform and developing new online and mobile products.

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

We process large volumes of data related to gameplay, e-commerce, and payment processing. Our proprietary multi-dimensional data analysis engine collates and structures our data in a variety of ways for use in ad-hoc analysis, real time in-line analysis, and standardized reports. Our data analysis generates visualized results that can be filtered according to numerous performance metrics, enabling us to locate key performance drivers and non-performing virtual items. Data analysis generates invaluable insights on user needs, preferences, and behaviors, through which we improve our services and user experience, enhance effectiveness of cross-promotions, and discover opportunities for improving user retention and increasing user life-time value. Moreover, our data science technology serves various types of data-intensive computational needs, including high-volume batch processing and multi-variable and multi-dimensional real-time analytics. Data analysis as well as transaction, payment, and behavioral data science capabilities are used extensively in numerous applications such as search, online marketing on our marketplaces, and credit profiling and risk management of our consumer loan business. We also make available some of our data analysis to our Shopee sellers, allowing them to easily review and analyze their selling histories to identify trends and efficiently manage their businesses through our system.

Online Games

We have developed a proprietary technology platform with strong data analysis capabilities that integrate and track every aspect of our online game business operations, including game redesign and localization, distribution, payment channel management, user research, virtual goods merchandizing, marketing, cross-promotion, game development and game services.

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

Digital Financial Services

We strive to continually improve our digital financial services technology, including our mobile wallet and payment processing technology, to enhance the customer experience and to increase efficiency, reliability, and security. A substantial portion of our development efforts are focused on creating specialized software that enhances our internet-based customer functionality and we have developed intuitive user interfaces, customer tools, transaction processing, database and network applications that help our users to reliably and securely complete transactions on our sites.

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

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of the intellectual property created by or licensed to us. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—We may be subject to intellectual property-related risks.” Also, we cannot be certain that the products and content on our platforms do not or will not infringe on the valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Other Operational Risks—We may be subject to risks related to litigation and regulatory proceedings.”

Competition

Each of the online game, e-commerce, and digital financial service industries in our markets is highly fragmented. We face competition in each of our lines of business in each market where we operate. Some of our competitors may have greater access to capital markets, more financial and other resources, and a longer operating history than we do.

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

Digital Financial Services

SeaMoney competes primarily with existing online and offline payment service providers, including, among others, other mobile wallet service providers. SeaMoney competes with these companies primarily on the basis of network size, transaction processing speed, convenience, accessibility, reliability, and price. We believe that strengths across the e-commerce and digital entertainment businesses position us very well to grow our digital financial businesses and SeaMoney has a significant competitive advantage because of the strong demand in our markets for seamless convenient forms of mobile payments with the continued development of the digital economy in the region.

Seasonality

Our revenue and other operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are outside our control. For a discussion of the factors that may contribute to fluctuations of our quarterly results, see “Item 3. Key Information—D. Risk Factors—Business and Operational Risks—Risks Applicable Across Multiple Businesses—Our results of operations are subject to fluctuations.”

Regulation

This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations, namely Indonesia, Taiwan, Vietnam, Thailand and Singapore. The primary laws and regulations to which we are subject relate to foreign investment, dividend distributions, foreign exchange controls, game operating, e-commerce, payment processing, mobile wallet, data protection, intellectual property rights, anti-money laundering and terrorism financing and employment and labor.

Indonesia

Regulations on Foreign Investment

The Law No. 25 of 2007 regarding Investment issued on April 26, 2007 as amended by Law No. 11 of 2020 regarding Job Creation, or the Indonesia Investment Law, states that all business sectors or business types are open to foreign investment, except certain lines of business that the Indonesian government has expressly prohibited or restricted from foreign investment. Under the Indonesia Investment Law, foreign investors can own up to 100% of the equity in game distribution and e-commerce marketplace businesses in Indonesia. We have obtained the investment in-principle license and the business license required for foreign investment companies engaging in game distribution and e-commerce marketplace businesses in Indonesia issued by the Indonesian Investment Coordinating Board. In addition, Indonesian investment laws render void any agreements containing statements by Indonesian shareholders that they hold shares in an Indonesian company for the benefit of a foreign beneficiary.

Regulations on the Use of Rupiah

On June 28, 2011, the government of Indonesia enacted Law No. 7 of 2011 on Currency, or the Indonesia Currency Law, which took immediate effect. Furthermore, on March 31, 2015, Bank Indonesia enacted Bank Indonesia Regulation No. 17/3/PBI/2015 on the Mandatory Use of Indonesian Rupiah within the Territory of the Republic of Indonesia, or the Indonesia Currency Law Implementation Regulations. Bank Indonesia also enacted Bank Indonesia Circular Letter No. 17/11/DKSP on June 1, 2015 as the implementing guideline to the Indonesia Currency Law Implementation Regulations. The implementation rules of the Indonesia Currency Law require the use of Indonesian Rupiah for all transactions conducted within Indonesia, including transactions for payment, settlement of obligations and other financial transactions, except for certain exemptions provided under the Indonesia Currency Law Implementation Regulations. Failures to comply with any provisions under the Indonesia Currency Law Implementation Regulations may subject the person to administrative, criminal or monetary sanctions of up to IDR1 billion (US$70,897).

Regulations on Dividend Distributions

Dividend distributions are regulated under Law No. 40 of 2007 on Limited Liability Companies as amended by Law No. 11 of 2020 regarding Job Creation, or the Indonesia Companies Law. A decision to distribute a dividend needs to be made by a resolution of the shareholders at the annual or general meeting of shareholders upon the recommendation of the board of directors of a limited liability company. A limited liability company may only declare dividends if it has positive retained earnings at the end of a fiscal year. Furthermore, the Indonesia Companies Law allows a limited liability company to distribute interim dividends prior to the end of a financial year so long as it is permitted by its articles of association and provided that the interim dividend does not result in the limited liability company’s net assets becoming less than the total issued and paid-up capital and the compulsory reserves fund. Such distribution shall be determined by the limited liability company’s board of directors after being first approved by the board of commissioners. If, after the end of the relevant financial year, the limited liability company has suffered a loss, any distributed interim dividends must be returned by the shareholders, and the board of directors and board of commissioners of the limited liability company will be jointly and severally responsible if the interim dividend is not returned. A limited liability company is required to reserve a certain amount from its net profit each year as a reserve fund until such fund amounts to at least 20% of its issued and paid-up capital.

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

Regulations Relating to Game Business

If a game operating platform in Indonesia wishes to rate its games, it may refer to Regulation No. 11 of 2016 on Classifications of Electronic Interactive Games, or the Rating Regulation, promulgated by the Ministry of Communication, Information and Technology, or MOCIT. The Rating Regulation allows game developers, producers, or operators to self-rate the games that they have created, produced or published in Indonesia, regardless of whether such game has been rated in its country of origin. This self-rating will be evaluated by the Games Classifications Committee appointed by and reports to the MOCIT. The evaluation conducted by the Games Classifications Committee will be made based on reports from or information available to the public, periodically, or on a random basis.

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

Regulations on E-commerce

General Regulation on E-Commerce

On November 25, 2019, the Indonesian government enacted Government Regulation No. 80 of 2019 on Commerce through Electronic Systems, or the E-commerce Regulation. This regulation governs not only the restrictions and requirements for e-commerce sellers, but also e-commerce platform providers and intermediary service providers. See below for more details about the liability of platform providers and intermediary service providers under the E-commerce Regulation. Further, this regulation also regulates, among others, e-contracts, online advertisements and personal data protection in the e-commerce sector. This regulation governs local e-commerce sellers, as well as foreign e-commerce sellers if they actively provide their services to Indonesian consumers. The implementing regulation of the E-commerce Regulation, the Ministry of Trade Regulation No. 50 of 2020 on the Requirements for Business Licensing, Advertising, Development, and Supervision of Businesses in Electronic Commerce further provides that a domestic e-commerce platform must obtain an e-commerce trade business license or Surat Izin Usaha Perdagangan Melalui Sistem Elektronik, while a local merchant must obtain a business license that is relevant to their business activities. Applications for both licenses can be submitted online via the Online Single Submission portal. We believe we currently possess the necessary license to operate our Shopee business in Indonesia.

Governance of Electronic Information and/or Documents

General obligation of the government to prevent the dissemination of prohibited content is explicitly provided under Law No. 11 of 2008 on Electronic Information and Transaction as amended by Law No. 19 of 2016, or the Electronic Information and Transaction Law. Replacing the MOCIT Regulation No. 19 of 2014 on Controlling Internet Websites Containing Negative Content, on November 24, 2020, the Indonesian government enacted MOCIT Regulation No. 5 of 2020 on Private Electronic Systems, or Private Electronic Systems Regulation, which revoked the previous MOCIT regulation on negative content. Under the new regulation, all digital platforms that fall within the private electronic system provider category, including platforms that provide offers and/or trade of goods and/or services, financial transaction services, and paid content to users’ devices, are required to ensure that its platform does not contain and facilitate the dissemination of prohibited content. Prohibited content includes those that violate the prevailing law, disturb members of the public and public order, and provide access to or information to access prohibited content. If prohibited content is found on a digital platform, the platform operator must take down the prohibited content identified in a written notice from MOCIT no later than 24 hours upon receiving such notice. If the content is related to terrorism, child pornography, or any other content that may disturb public order, the take down request will be considered as urgent and must be concluded within 4 hours upon receiving notice from MOCIT.

Failure to take down prohibited content within the specified time period would, amongst others, cause MOCIT to block the public’s access to the platform. Upon removal of the prohibited content, the digital platform operator or the relevant ministry or institution may submit a written request to MOCIT to lift the block on the platform.

Limitations and Liabilities of Platform Operators and E-commerce Merchants

The E-commerce Regulation provides for certain limitations of liability for e-commerce platform providers. E-commerce platform providers and intermediary service providers are discharged from liability for any illegal third-party content found on their platform if the relevant provider has acted expeditiously to remove or disable access to such content after being aware of its existence. However, the E-commerce Regulation does not provide any clear criteria of an expeditious response. As for an intermediary service provider, it will also be discharged from any liability for illegal content if such provider is acting as mere conduit, caching, hosting and search engine providers. More detailed guidelines are provided in the Private Electronic Systems Regulation, which specifically addresses the steps to be taken by user-generated-content platforms, or UGC platforms, to be discharged from liabilities arising from prohibited content uploaded by its users. First, the UGC platform operators must maintain a governance policy governing the rights and obligations of the users and the operator as well as the division of liability arising from the user’s content. Subsequently, the UGC platform must include a reporting feature which can be accessed by members of the public to file a claim or report on the existence of prohibited content on its platform. Further, UGC platform operators must provide the information relating to the uploader of the prohibited content to the relevant law enforcement agencies and comply with the mandatory take down timeline.

If UGC platforms like us fail to employ the abovementioned measures or to act in a timely or effective manner in response to user reports relating to listings or sales of prohibited content on the Shopee e-commerce marketplace, it may be subject to sanctions in the form of, amongst others, a temporary or permanent block.

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

The Electronic System Regulation clarifies the data localization requirement by specifying that such requirement applies only to "public electronic systems providers" (i.e. central and regional executive, legislative, judicative bodies and any other bodies established pursuant to a statutory mandate, and entities appointed by the public bodies to operate electronic systems on their behalf). Meanwhile, a private provider can choose whether to process and/or host its electronic systems and data onshore or offshore. Regardless of the location, such provider must ensure that its electronic systems and data are accessible to the authority. However, this flexibility does not apply to a private operator in the banking and financial services sectors.

The Electronic System Regulation also elaborates the right of a data subject to request the removal of any data pertaining to them that are no longer relevant, which is popularly known as "the right to be forgotten." There are two types of the right to be forgotten, which is the right to erasure and the right to delisting. The latter can only be requested based on a court's order.

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

In addition to the above, the E-commerce Regulation also requires an e-commerce business operator to provide certain customer service mechanism for its consumers, including contact number and email address, and resolve any report of damages by its consumers to the Ministry of Trade. Merchants and e-commerce platform providers are also required to give their consumers at least two days to return the purchased goods and/or services or to carry out a cancellation, starting from the time when the goods and/or service is received by the consumer. However, the return of goods and/or services or cancellation may only be conducted if such return or cancellation fulfils certain criteria, among others, if the goods and/or service is damaged or has expired. E-commerce platform providers are also required to provide a refund mechanism for cancellation of a purchase. Failure to comply with the aforementioned requirements may result in administrative sanctions ranging from written reprimands to revocation of the business license.

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

An e-money issuer is required to obtain a license from Bank Indonesia, except if such e-money issuer provides a closed loop e-money system and the floating funds issued by such issuer is less than IDR1 billion (US$70,897). Upon obtaining the license, an e-money issuer may offer features such as user registration, deposit top-up, transaction and bills payment and cash withdrawal. Unregistered users can deposit up to IDR2 million (US$142) in e-money value, whilst registered users may deposit and use up to IDR10 million (US$709). An e-money issuer can add a fund transfer feature by obtaining a separate license from Bank Indonesia. We currently have the e-money license in Indonesia.

With regard to electronic wallet or e-wallet, Bank Indonesia is of the view that e-wallet have different functionalities from e-money, in that, it is not only a payment instrument, but also a feature to store a user’s payment instrument information (e.g. debit card, credit card, and/or e-money). An e-wallet user can deposit up to IDR10 million (US$709) to its e-wallet, which can be used for any payment transactions.

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

Regulations on Payment Systems

In December 2020, Bank Indonesia issued Regulation No. 22/23/PBI/2020 of 2020 on Payment Systems, or Payment Systems Regulation. The Payment Systems Regulation is intended to be an “umbrella” regulation that provides a regulatory framework for the Indonesian payment systems industry. The Payment Systems Regulation will be effective on July 1, 2021.

The Payment Systems Regulation categorizes non-bank payment institutions into two categories, namely payment service providers or PSP and payment infrastructure providers or PIP. PSPs include most institutions providing front-end services to end-consumers such as e-money issuers, acquirers, payment gateway services providers, fund transfer/remittance services providers. PIPs are generally institutions which facilitate clearing and settlements or back-end services, between PSPs or between other PIPs.

PSPs and PIPs will be classified based on transaction size, interconnectivity, complexity, and whether it is replaceable, according to the regulation. Bank Indonesia will assess the existing licensed players to: (i) reclassify the licensee, and (ii) ensure the capability of the licensee to fulfil the new requirements, particularly on capital and financial, risk management, and IT system capability aspects. Based on the assessment, Bank Indonesia will convert the license into a new license. The licensee will need to make a statement of commitment to comply and afterwards, the licensee will be given a transition period of two years to fulfil with the requirements.

In addition, by issuing the Payment Systems Regulation, Bank Indonesia becomes the first regulator in Indonesia that adopts a new approach to regulating foreign direct investment by decoupling economic and voting rights, which could affect foreign investors in payment sectors. Bank Indonesia permits foreign investors in a PSP to hold up to 85% economic interests, from previously 49%, but at the same time, Bank Indonesia disregards economic interests in determining control. A shareholder in a PSP will be deemed to have control if it holds at least 51% voting rights in the provider, has the right to appoint members of management in the provider, and holds a veto right in the provider's general meeting of the shareholders. The regulation also adds that only domestic parties can hold these rights. This means that while a foreign investor can hold the majority economic interests in a service provider, a domestic shareholder must remain the controller of such provider. On the other hand, Bank Indonesia does not differentiate between economic interests and voting right in a PIP where a foreign investor can only hold up to 15% economic interests. These restrictions are also applicable to existing providers, if there is a change in the foreign shareholding in such provider after July 1, 2021.

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

Regulations on Banking

Banking in Indonesia is regulated under Law No. 7 of 1992 regarding Banking issued on March 25, 1992, as amended by Law No. 10 of 1998, or the Banking Law. The Banking Law governs banks’ types and businesses, licensing, legal form and ownership, management structure, and bank secrecy. The implementing regulations of the Banking Law, the Financial Services Authority Regulation No. 6/POJK.03/2016 TAHUN 2016 on Business Activities and Branch Offices Based on Core Capital of Banks, as amended by the Financial Services Authority No. 17/POJK.03/2018 TAHUN 2018, divide banks into four categories called “Buku” namely: (i) Buku 1 banks with core capital less than IDR1 billion (US$70,897), (ii) Buku 2 banks with core capital between IDR1 billion (US$70,897) to less than IDR5 billion (US$354,484), (iii) Buku 3 banks with core capital between IDR5 billion (US$354,484) to less than IDR30 billion (US$2.1 million), and (iv) Buku 4 banks with core capital at least IDR30 billion (US$2.1 million). However, in 2020, the Financial Services Authority issued Regulation No. 12/POJK.03/2020 TAHUN 2020 on Consolidation of Commercial Banks which requires all banks to fulfill a minimum core capital of at least IDR3 billion (US$212,691) by December 31, 2022.

Our bank in Indonesia is currently categorized as a Buku 2 bank which allows us to engage in Rupiah and foreign currency banking activities, including agency activities and cooperation, payment systems and electronic banking, capital participation in Indonesian financial institutions and temporary capital participation for credit rescue.

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

As of the end of 2020, the enactment of Law No. 11 of 2020 concerning Job Creation shortens the trademark registration process from eight months to six months for applications that are not opposed by other parties during the publication period and inserts an additional qualification/consideration for the trademark examiner in determining whether a trademark application can be registered. In addition, the Trademark and Geographical Indication Law recognizes two types of international trademark registration application under the framework of Madrid Protocol: an application originating from Indonesia to an International Bureau which is filed through the Directorate General of Intellectual Properties under the Minister of Law and Human Rights, or an application addressed to Indonesia as the receiving office from an International Bureau. To be able to file an application in Indonesia for the international registration of a trademark through the Madrid Protocol, the applicant either must have applied for registration of the trademark in Indonesia or already owns the trademark in Indonesia.

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

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

Prevention and Eradication of Money Laundering

Law No. 8 of 2010 on Prevention and Eradication of Money Laundering regulates the types of transactions which are required to be reported to the Indonesian Financial Transaction Reports and Analysis Center, or PPATK, and the entities responsible to report such transactions. Under this law, any party who conceals or disguises the origin, source, location, allocation, assignment, or actual ownership or assets known or reasonably suspected to be proceeds of crimes may subject to monetary sanction of up to IDR5 billion (US$354,484) imprisonment of up to 20 years. Financial service providers must comply with know-your-customer principles and report suspicious financial transactions that it believes is related to money laundering to the PPATK. The reporting party is required to report to PPATK any suspicious financial transactions, and any transaction entered into with its customers having a minimum amount of IDR500 million (US$35,448), or an equivalent value in other currencies, and/or any financial transaction involving the transfer of funds from and to other countries, no later than 14 business days after the transaction is conducted.

Failure to submit the report may subject the reporting party to administrative sanction(s) which will be imposed by the supervisory and regulatory body in the form of a warning letter, public announcement on the action or sanction and/or an administrative penalty.

Prevention and Eradication of Terrorism Financing

Law No. 9 of 2013 on the Prevention and Eradication of Terrorism Financing was enacted in order to prevent the funding of terrorists. Under this regulation, an act of terrorism financing is defined as direct and/or indirect acts in order to provide, collect, grant, or loan funds to persons that knowingly would use the funds to conduct terrorist acts. Companies that fund terrorism in Indonesia may face large monetary fines, have their assets seized and their permits revoked. Moreover, such companies may also be dismantled or expropriated by the government. Financial service providers must comply with know-your-customer principles and report suspicious financial transactions that it believes is related to terrorism to the PPATK. Failure to do so will result in fines of up to IDR1 billion (US$70,897). Financial service providers that provide fund transfer services must also request the sender of funds to present identification and information explaining the purpose of the fund transfer and must keep a record of all transactions for at least five years. Funds of the alleged financers of terrorism may be frozen upon the request of the PPATK, investigators, public prosecutors, a judge, and other legally designated parties.

Regulations on Labor

Under Law No. 13 of 2003 on Manpower as amended by Law No. 11 of 2020 on Job Creation, or the Indonesia Manpower Law, we are not allowed to pay our employee wages below the minimum wage stipulated annually by the relevant provincial government. In certain conditions, a governor may set the minimum wage for regencies or municipalities in their respective provinces. The minimum wage is set in accordance with the economy and employment situation of the relevant province. If we fail to abide by requisite minimum wage regulations in the Indonesia Manpower Law, our directors may be liable to a term of imprisonment of no less than one year and up to four years. Moreover, we may also be subject to a fine of no less than IDR100 million (US$7,090) and up to IDR400 million (US$28,359).

Indonesia has adopted social protection and social welfare programs for employees who are working in Indonesia under Law No. 24 of 2011 on the Social Security Agency as amended by Law No. 11 of 2020 on Job Creation, or the Indonesia Social Security Agency Law. The Indonesia Social Security Agency Law establishes two social welfare programs, namely, the healthcare social security insurance and employment social security. Employment social security covers workers compensation, pensions and life insurance. Under the Indonesia Social Security Agency Law, an employer is required to register itself and its employees as employment social security participants. If an employer fails to comply with this obligation, it will be subject to a written warning, fines and/or exclusion from certain public services. The Indonesia Social Security Agency Law further stipulates that an employer that violates its obligation to provide the requisite financial contributions to healthcare social security insurance and employment social security will be subject to up to eight years of imprisonment and fines of IDR1 billion (US$70,897). In addition, every person, including foreign nationals, who is employed for at least six months in Indonesia, must participate in the social security programs in Indonesia.

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

Investment in Taiwan by PRC investors is governed by the Measures Governing Investment Permits to the People of the Mainland Area, or the Measures, which was last amended on December 30, 2020, and promulgated by the Ministry of Economic Affairs of Taiwan, or the MOEA. PRC investors refer to PRC individuals, juristic persons, organizations and other institutions and PRC invested companies from other jurisdictions, or collectively, PRC investors. “PRC invested companies from other jurisdictions” refer to those entities incorporated outside of the PRC and invested by PRC individuals, juristic persons, organizations and other institutions that (i) directly or indirectly hold more than 30% of the shares or capital of such entities (each intermediate holding company shall be separately assessed based on this 30% test to determine whether it is deemed a PRC invested company from other jurisdictions), or (ii) have the ability to control such entities. Under applicable regulatory guidance, “control” is defined to include: (i) having the ability to hold more than 50% of the voting shares under agreement with other investors; (ii) having the ability to control the financing, operation and personnel appointment and removal of the company according to laws or agreements; (iii) having the ability to appoint or remove more than half of the members of the board of directors or more than half of the key members of the other organization that is able to direct a company’s operation, and such company is controlled by the board of directors or such other organization mentioned above; (iv) having the ability to direct more than 50% of the voting power in the board of directors or more than 50% of the voting power in the other organizations that is able to direct a company’s operation, and such company is controlled by the board of directors or such other organization mentioned above; or (v) other indicia of control as set forth in the International Financial Reporting Standards or Enterprise Accounting Standards promulgated by the Financial Accounting Standards Committee of the Accounting Research and Development Foundation of the Republic of China. PRC investors are required to apply for an approval before engaging in the following investment activities: (i) holding the shares issued by or making capital contribution in a company, sole proprietorship, partnership or limited partnership in Taiwan, exclusive of a single or accumulated investment that is less than 10% of the shares in a company that is listed on a stock exchange or traded on an over-the-counter market in Taiwan; (ii) setting up a branch, sole proprietorship, partnership or limited partnership in Taiwan; (iii) providing loans to invested companies for more than one year; (iv) having the ability to control a sole proprietorship, partnership, limited partnership or company in Taiwan that is not listed and traded on a Taiwanese stock exchange according to agreements or other methods ; or (v) a PRC invested companies from other jurisdictions acquires business or assets of a Taiwanese company that is not list and traded on a Taiwanese stock exchange. In addition, if a PRC investor is a juristic person, organization, or other institution invested by (a) a “political party”, military, administrative or political agency of PRC, or (b) PRC invested companies from other jurisdictions invested by the agencies listed in item (a) above, the Taiwan authorities may restrict or prohibit such PRC investor from investing in businesses in Taiwan. Certain statutory business categories, such as computer recreational activities, software publication, third party payment and general advertising services, are not listed as permitted in the Positive Listings. PRC investors are not allowed to invest in a Taiwan company that operates businesses in such statutory business categories.

Before investing in Taiwan in accordance with the Measures, PRC investors investing in a Taiwan company that operates businesses in the statutory business categories listed as permitted in the Positive Listings are required to apply for prior approval from the MOEA.

In case of being deemed non-compliant with the above-mentioned laws and regulations, the Taiwan authorities may take a range of actions, including:

●	imposing fines between NT$120,000 (US$4,274) and NT$25,000,000 (US$890,313) and further fines if the non-compliance is not rectified as ordered;

●	ordering the violator to reduce any direct or indirect ownership or control by PRC investors;

●	requesting the violator to divest some or all of its investment or control in its invested entities in Taiwan;

●	suspending the rights of shareholders; and

●	discontinuing the operations, and revoking the business licenses of its invested entities in Taiwan.

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

Regulations on Foreign Exchange

Foreign exchange matters are generally governed by Taiwan’s Foreign Exchange Regulation Act, last amended on April 29, 2009, and regulated by the Ministry of Finance of Taiwan, and the Central Bank of the Republic of China (Taiwan). Authorized by the Foreign Exchange Regulation Act, the Central Bank of the Republic of China (Taiwan) has promulgated the Regulations Governing the Declaration of Foreign Exchange Receipts and Disbursements or Transactions, last amended on November 13, 2018, in order to deal with the declaration of foreign exchange receipts, disbursements or transactions involving NT$500,000 (US$17,806) or more or its equivalent in foreign currency.

Under existing laws and regulations, foreign exchange approvals must be obtained from the Central Bank of the Republic of China (Taiwan) on a payment-by-payment basis. A single remittance by a company with an amount over US$1 million shall be reported and documents supporting the accuracy of such report shall be provided to the bank handling such remittance before the remittance is conducted. In addition, remittances by a company whose annual aggregate amount exceeds US$50 million may not be processed without the approval of the Central Bank of the Republic of China (Taiwan). Although such approvals have been routinely granted in the past, there can be no assurance that in the future any such approvals will be obtained in a timely manner, or at all.

Regulations on Dividend Distributions

Dividend distributions by companies incorporated in Taiwan are governed by the Taiwan Company Act. Under the Taiwan Company Act, with respect to a corporate entity, dividends shall only be distributed after the 10% of annual net income (less prior years’ losses, if any, and applicable income taxes) is set aside as a legal reserve until the accumulated legal reserve equals the paid-in capital of such company. In addition, a foreign company’s Taiwan branch, such as our digital entertainment business entity in Taiwan, is not entitled to distribute dividends or make other distributions and can only remit the profits to its holding company in accordance with foreign exchange control regulations after satisfying the relevant income tax obligation in Taiwan.

Regulations on Information Technology and Intellectual Property Rights

Taiwan does not have a specific statute with respect to regulations governing information technology. The related regulations are mainly dispersed within the Electronic Signatures Act promulgated on November 14, 2001. The main purpose of the Electronic Signatures Act is to encourage the use of electronic transactions, ensure the security of electronic transactions, and facilitate the development of electronic commerce. According to the Electronic Signatures Act, documents may be maintained in electronic form, and an electronic signature may be used with the consent of the other party. In addition, a non-government agency shall not collect or process specific personal information unless it has a legitimate specific purpose and complies with all of the conditions provided in the relevant laws.

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

Regulations on E-payment Services

Under the Act Governing Electronic Payment Institutions promulgated on February 4, 2015, effective as of May 3, 2015 and last amended on January 27, 2021 (such amendments to become effective as of July 1, 2021), an “electronic payment institution” means a company approved by the competent authority to operate the following businesses and certain ancillary or derivative businesses as prescribed under the Act Governing Electronic Payment Institutions: (i) collecting and making payments for real transactions as an agent, (ii) accepting deposits of funds as stored value funds, (iii) conduct small amount of foreign exchange, and (iv) conduct the purchase and sale of the foreign currencies and the currencies of PRC, Hong Kong or Macau. However, a company which (i) only engages in the business of collecting and making payments for real transactions as an agent; (ii) the total balance of funds it collects/pays and keeps does not exceed NT$1 billion (US$35.6 million) in the average daily amount of a year; and (iii) does not accept deposits of funds as stored value funds, or transfer funds between e-payment accounts is not considered an electronic payment institution. If the total balance of funds such company collects/pays exceed NT$1 billion (US$35.6 million) in the average daily amount of a year, or such company conducts either accepting deposits of funds as stored value funds, or transferring funds between e-payment accounts, then such company shall apply for certain license to qualify as an electronic payment institution.

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

Regulations on Labor

According to the Labor Standards Act of Taiwan, last amended on June 10, 2020, employers are not allowed to terminate employment contracts without cause. Further, the mere transfer of ownership of a company is not sufficient grounds for laying-off employees. Only when the employer is to be dissolved due to transactions under the Business Mergers and Acquisitions Act can such employer terminate the employment agreements with the employees that are not offered employment by the surviving or assigned company. Under the Labor Standards Act and the Labor Pension Act of Taiwan, employers are required to contribute no less than 6% of an employee’s monthly salary into a specific account as part of the employee’s pension. Under the Labor Insurance Act of Taiwan, employers should withhold and pay for certain statutory percentages of the labor insurance premiums for employees aged between 15 and 65. In addition, under the National Health Insurance Act of Taiwan, employers are required to pay for a certain statutory percentage of the employees’ health insurance premium.

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

On June 17, 2020, the National Assembly of Vietnam adopted the Law on Investment 2020, or Law on Investment 2020, which came into effect on January 1, 2021. Under the Law on Investment 2020, the investment registration authority of Vietnam could terminate an investment project in whole or in part if the investor conducted investment activities on the basis of a false civil transaction, which is a transaction falsely entered into by transacting parties for the purpose of concealing other transactions or evading responsibilities to a third person.

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

The use of, and exchange of foreign currencies for, Vietnamese dong, is broadly dependent on whether such foreign currencies are used for capital investment purposes or general transactional purposes. Capital investment comprises both indirect investment and direct investment, with direct investment generally defined as any foreign investment where (i) foreign investor(s) establish a corporate entity and is required to obtain an investment registration certificate, (ii) foreign investor(s) hold 51% or more of the charter capital following a merger, acquisition or restructuring, (iii) foreign investor(s) establish a project company to implement public-private partnership project(s), or (iv) foreign investor(s) establish a corporate entity pursuant to specialized laws without being required to obtain an investment registration certificate. Foreign currencies and Vietnamese dong are permitted to be used for direct investments and only Vietnamese dong may be used for indirect investments. All capital investments into Vietnam, whether direct or indirect, must be made through specialized investment capital bank accounts, and any dividend distributions and returns of capital from such investments must be made through the same accounts. There are no foreign exchange control or remittance restrictions imposed on amounts held in such investment capital bank accounts, except for the requirement for supporting documents evidencing valid remittances.

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

The Department of Anti-Money Laundering established under the State Bank of Vietnam monitors and regulates Vietnam’s anti-money laundering regime. Entities subject to the anti-money laundering regime must report certain transactions to the Department of Anti-Money Laundering, including high-value transactions of no less than 300 million Vietnamese dong (US$12,970), suspicious transactions, and transactions involving companies or individuals in the countries and territories on the “black list” published by the Ministry of Public Security. Moreover, apart from the know-your-customer procedures required by Vietnamese law, entities subject to the anti-money laundering regime must perform an enhanced due diligence investigation on high-risk parties, which includes foreign individuals on the list of “politically influenced persons” provided by the State Bank of Vietnam or individuals or entities conducting transactions using new technologies that enable such persons to conduct transactions without meeting in person with a member or staff of the reporting subjects.

Regulations on Labor

Vietnam’s Labor Code, along with a number of guiding instruments, regulates the relationship between employers and employees in Vietnam, including both Vietnamese nationals and expatriates. It specifies that an employment contract must generally be made in writing. Pursuant to Labor Code 2012, there are broadly three types of labor contracts: indefinite term contracts, fixed term contracts, and temporary or seasonal contracts. However, in accordance with the new Labor Code 2019, effective January 1, 2021, there will be only two types of labor contracts, namely indefinite term and definite term contracts. An employer is only permitted to offer two consecutive fixed term contracts, subsequent to which the employment contract must be an indefinite term contract.

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

Thailand

Regulations on Foreign Investment

Foreign investment in Thailand is regulated under the Thai Foreign Business Act, B.E. 2542 (1999), as amended, which states that a foreigner is restricted from engaging in certain businesses in Thailand as described in the Thai Foreign Business Act, such as advertising business, sale of food and beverage, and other service businesses which include e-payment services, unless an approval is granted by the Cabinet of Thailand or a foreign business license or a foreign business certificate is granted by the Ministry of Commerce of Thailand, depending on the type of business specified under the Annexes to the Thai Foreign Business Act, or there is an exemption under other specific laws.

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

Under the Thai Foreign Business Act, the definition of “foreigner” does not include references to relative voting arrangements, control of the management of a company or the economic interests of Thai and foreign nationals. The Thai Foreign Business Act only considers the immediate level of shareholding. As a result, no cumulative or look-through calculation is applied to determine the foreign status of a company when it has several levels of foreign shareholding. See “—C. Organizational Structure—Thailand Shareholding Structure” for more details about our shareholding structures in Thailand and “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Other Operational Risks—We rely on structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations. We are also subject to other risks relating to such structural arrangements.”

Regulations on Foreign Exchange

The legal basis for foreign exchange control in Thailand is derived from the Exchange Control Act, B.E. 2485 (1942), as amended, and the Ministerial Regulation No. 13 (B.E. 2497 (1954)).

In order to control the volume of foreign currency in Thailand and promote the stability of the Thai baht, foreign exchange regulations in Thailand state that all foreign exchange transactions, including those involving purchases, sales, exchanges and transfers, shall be conducted through commercial banks and through authorized non-banks, namely authorized money changers, money transfer agents, and companies, that are granted foreign exchange licenses from the Minister of Finance of Thailand. There is no limit on the remittance of foreign currency into Thailand; nevertheless, remittance of foreign currency to outside of Thailand is primarily limited to the value of the underlying transaction. Prior approval from the Bank of Thailand may be necessary if the transaction is beyond what is allowed under the regulations. Failure to comply with the laws and regulations will lead to a fine and/or imprisonment. We only remit foreign currency out of our Thailand operations through commercial banks and authorized non-banks with the requisite licenses and obtain separate approval from the Bank of Thailand for such transactions (if required).

Regulations on Dividend Distributions

Dividend distributions by private companies incorporated in Thailand are governed by the Civil Commercial Code and the Thai Revenue Code. Dividends shall only be distributed out of a company’s retained earnings. A company looking to distribute dividend is required to set aside at least 5% of its retained earnings into a legal reserve fund at the time the dividend is paid until and unless the legal reserve fund reaches 10% of the company’s registered capital.

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

Regulations on E-payment Services

In Thailand, electronic transactions and e-payment services are governed by several governmental authorities and regulations including, the Electronic Transaction Commission, or the ETC, the Governor of the Bank of Thailand or his or her designee, the Electronic Transactions Act, B.E. 2544 (2011), as amended, and the Payment Systems Act, B.E. 2560 (2017).

Regulated e-payment services businesses include: (i) credit card, debit card, or ATM card services; (ii) e-money services; (iii) service of receiving electronic payment for and on behalf of sellers, service providers or creditors; (iv) service of transferring money by an electronic means; and (v) other payment services which may affect financial system or public interest.

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

Under the Payment Systems Act, an operator seeking to operate a regulated payment system or regulated payment service, which includes e-payment services, is required to have a license before operating such business. Under the Payment Systems Act, a business operator who has been granted e-payment business licenses under prior regulations must have filed its application for license or the application for registration with the Bank of Thailand before August 13, 2018. Upon filing such applications within the prescribed period, the operator is entitled to operate the businesses indefinitely until the Minister of the Ministry of Finance or the Bank of Thailand instruct otherwise. In this regard, the Bank of Thailand has issued several regulations regulating businesses operating regulated payment systems and services. As an existing license holder, we filed our application within the prescribed period and have obtained the new license under the Payment Systems Act to operate e-payment services.

Any non-compliance with the regulations regarding the regulated payment system or the regulated payment services will be subject to monetary fines and, depending on the severity of the non-compliance, may result in the suspension or revocation of the relevant licenses obtained under such regulations.

In addition, on January 18, 2021, the Bank of Thailand issued the Notification of the Bank of Thailand No. SorNorChor 1/2564 (2021) Regarding the Guideline on Supervision of Information Technology Risk in accordance with the Laws on Payment System requiring the designated payment services providers to arrange appropriate IT governance, IT security controls, and IT risk management. Under the Notification, the provisions regarding cyber hygiene will be effective from April 29, 2021 onwards and provisions regarding IT risk management will be effective from January 29, 2022 onwards.

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

We have obtained an approval to operate nano finance business and provide nano financing to selected AirPay counters in Thailand. Our nano finance business is subject to certain restrictions imposed by the Bank of Thailand, the government authority overseeing nano finance businesses. The Bank of Thailand promulgated the Notification No. SorNorSor 13/2563 (2020) Regarding the Rules, Procedures and Conditions for the Operation of Nano Finance Businesses. Under such notification, operators of nano finance businesses should take into account the borrower’s ability to repay the loan (which is unsecured) and consider a credit limit for each borrower. The maximum credit limit shall not exceed THB100,000 (US$3,331), and the interest rate, together with fees and penalties, shall not exceed 33% per annum. In addition, the nano finance business operator shall maintain a debt-to-equity ratio of seven times or less throughout its operation.

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

According to the Notification of the Bank of Thailand No. SorNorSor 12/2563 (2020), the Bank of Thailand, as the competent authority under the Supervised Personal Loan Notification, requires that the credit limit for personal loans should not exceed one and a half or five times the average monthly income of the borrower or the average monthly balance in the borrower’s deposit account, in the case where the average income is below or over THB30,000 (US$999) a month, respectively, at a financial institution for the six month period immediately before the date on which the personal loan is granted. Moreover, the interest rate for personal loans, together with fees and penalties, shall not exceed 25% per annum.

Regulations on Digital Lending

Any personal loan operators under the Supervised Personal Loan Notification, who use digital technology and alternative data to facilitate provision of loans in regards to the assessment of the ability or willingness to repay the loan, disbursement and repayment, and disclosure of information, are subject to the Notification of the Bank of Thailand No. TorPorTor.ForGorSor.(01)Vor. 977/2563 (2020) Regarding the Rules, Procedures and Conditions for the Undertaking of Digital Personal Loan Business, or the Digital Personal Loan Notification. Pursuant to the Digital Personal Loan Notification, the personal loan operators intending to undertake the digital personal loan business must notify the Bank of Thailand before commencing its business. The maximum credit limit for digital personal loans granted to each borrower shall not exceed THB20,000 (US$666) with the repayment period not exceeding 6 months, regardless of financial condition, income or balance in the deposit account of the borrower.

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

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

The key regulation for anti-money laundering and counter-terrorist financing is the Money Laundering Prevention and Suppression Act, B.E. 2542 (1999), as amended, which imposes reporting obligations on certain types of business operations for (i) any transactions that reach certain thresholds which vary depending on the type of transactions involved; and (ii) suspicious transactions. Personal loan business operators and e-payment business operators are required to apply the know-your-client measures when the value of transaction(s) is (i) THB500,000 (US$16,656) or more for any single bill payment; (ii) THB50,000 (US$1,666) or more for any e-money or electronic money transfer; or (iii) THB100,000 (US$3,331) or more for other single or cumulative transactions. In addition, personal loan operators and e-payment service business operators need to have procedures relating to customer due diligence in place to ensure that its services are not being used by members of groups identified as terrorists by the United Nations Security Council Resolutions.

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

Regulations on Personal Data Protection

On May 28, 2019, the Personal Data Protection Act B.E. 2562 (2019) became effective, except that Chapter 2 (Personal Data Protection), Chapter 3 (Rights of the Data Subject), Chapter 5 (Complaints), Chapter 6 (Civil Liability) and Chapter 8 (Penalties) of such law, collectively, the Delayed Provisions, took effect from May 27, 2020. Due to a general lack of readiness by both public and private sectors to comply with the Personal Data Protection Act, a majority of businesses will not be subject to the Delayed Provisions until May 30, 2021 pursuant to the Royal Decree on Agencies and Businesses Not Subject to the Personal Data Protection Act, B.E. 2563 (2020). Personal data collected from our conduct of businesses fall within the scope of the Personal Data Protection Act.

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

Singapore

Regulations on Dividend Distributions

The governing legislation for the distribution of dividends in Singapore is the Companies Act. Under Section 403 of the Companies Act, a Singapore company is only allowed to pay dividends out of profits and there are certain restrictions on the use of profits for the purposes of dividend declaration. Firstly, any profits of a company applied towards the purchase of its shares pursuant to the share buyback provisions under the Companies Act cannot be payable as dividends to the shareholders. The foregoing restriction does not apply to any part of the proceeds from a resale of treasury shares where the sums that were utilized to purchase those treasury shares initially came out of profits in the first place. Finally, any gains derived from the sale of treasury shares cannot be payable as dividends to the shareholders of the company.

In addition to complying with the Companies Act, the payment of dividends must also be in accordance with the company’s constitution and the generally acceptable accounting principles in Singapore.

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

Regulations on E-payment

The Monetary Authority of Singapore regulates payment service providers and payment systems in Singapore under the Payment Services Act 2019 which came into effect on January 28, 2020. Under the Payment Services Act 2019, a license from the Monetary Authority of Singapore is required for providing any type of payment service in Singapore unless such service is exempted under the law. The payment services regulated under the Payment Services Act 2019 are “account issuance service,” “domestic money transfer service,” “cross-border money transfer service,” “merchant acquisition service,” “e-money issuance service,” “digital payment token service” and “money-changing service.” In particular, “e-money issuance service” means the service of issuing e-money to any person for the purpose of allowing a person to make payment transactions and “account issuance service” includes the service of issuing a payment account to any person in Singapore. Pursuant to the Payment Services (Exemption for Specified Period) Regulations 2019, certain entities who satisfied the relevant criteria and submitted a notification to the Monetary Authority of Singapore within the specified timeframe were exempt from holding a license under the Payment Services Act 2019 for the specific payment service(s) for a specified period. For entities that notified the Monetary Authority of Singapore, the exemption ceased on July 28, 2020 (for digital payment token services) or January 28, 2021 (for all other newly regulated payment services), unless the entity submitted a license application under the Payment Services Act 2019 to carry on business of providing the relevant payment service(s) before that date, in which case the exemption with respect to those payment service(s) will cease on the date that the application is approved, rejected by the Monetary Authority of Singapore, or withdrawn.

A licensee under the Payment Services Act 2019 is required to comply with the requirements under the Act and its subsidiary legislations, as well as all applicable notices and guidelines issued by the Monetary Authority of Singapore (including but not limited to Notice PSN01 Prevention of Money Laundering and Countering the Financing of Terrorism – Holders of Payment Services Licence (Specified Payment Services) and/or Notice PSN02 Prevention of Money Laundering and Countering the Financing of Terrorism – Holders of Payment Service Licence (Digital Payment Token Service)). One of such requirements imposed upon a licensee under the Payment Services Act 2019 is to provide the Monetary Authority of Singapore with all such information relating to its business of providing any payment service as the Monetary Authority of Singapore may specify by notice in writing. Further, pursuant to Notice PSN01 Prevention of Money Laundering and Countering the Financing of Terrorism – Holders of Payment Services Licence (Specified Payment Services), unless otherwise exempted, the holder of a license under the Payment Services Act 2019 to provide a specified payment service (i.e. “account issuance service,” “domestic money transfer service,” “cross-border money transfer service” or “money-changing service”) must, amongst various things, perform due diligence measures to establish and verify the identity of each customer; maintain data, documents and information relating to transactions; submit reports on suspicious transactions to the Suspicious Transactions Reporting Office; and implement internal policies, procedures and controls to help prevent money laundering and terrorism financing. A licensee under the Payment Services Act 2019 will also need to comply with the directions and/or regulations issued by the Monetary Authority of Singapore under Section 27A of the Monetary Authority of Singapore Act in relation to dealing with assets of and/or imposing sanctions on designated persons.

In addition to the above, the Payment Services (Amendment) Bill was passed in parliament in 2021 but has not come into operation. It will come into operation on a date that the Minister appoints by notification in the Gazette. The Payment Services (Amendment) Bill makes amendments to the Payment Services Act 2019. The amendments include but are not limited to widening the definition of “cross border money transfer service” to include transmission of money between two countries, arranged by a payment service provider in Singapore; and widening the definition of “domestic money transfer service” such that the definition applies except where both the payer and payee of a transaction executed under the service are financial institutions.

Regulations on Digital Banking

We have been selected to be awarded a digital full bank, or DFB, license in Singapore (but have not been awarded such license as of the date of this annual report). If and when we are awarded the DFB license and our DFB is operationalized, it will be allowed to conduct banking business in Singapore, including taking deposits from and providing banking services to retail and non-retail customer segments.

The Monetary Authority of Singapore, or MAS, will regulate DFBs under the Banking Act (Chapter 19 of Singapore) and its subsidiary legislation, notices, etc., with certain modifications (such as those set out in the publication “Eligibility Criteria and Requirements for Digital Banks” issued by the MAS). Generally, a DFB will be subject to the full range of laws and regulations that apply to existing full banks licensed by the MAS. These include meeting the minimum paid-up capital requirement set by the MAS, eventually reaching S$1.5 billion (US$1.1 billion) once the DFB is fully functioning, regulations around unsecured lending, anti-money laundering and countering the financing of terrorism, economic sanctions, corporate governance, risk management and prudential requirements, although certain of these rules will be eased in until the DFB is fully functioning.

A DFB will commence operations as a restricted DFB before eventually becoming a fully functioning DFB. The pace of growth of a restricted DFB will depend on its ability to meet its commitments and MAS’ other supervisory expectations. However, the MAS generally expects a DFB to be fully functioning within three to five years from commencement of business.

Regulations on Data Protection and Information Security

Personal Data Protection

The Personal Data Protection Act of Singapore governs the collection, use and disclosure of the personal data of individuals by organizations, and is administered and enforced by the regulator, the Personal Data Protection Commission. It sets out data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data. A failure to comply with any of the above can subject an organization to a fine of up to S$1 million (US$756,773) per breach.

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

In the event of a data breach involving any personal data in an organization’s possession or control, the Personal Data Protection Act requires the organization to reasonably and expeditiously assess the data breach, and notify the Personal Data Protection Commission of the data breach if it is assessed to be one that: (a) is likely to result in significant harm or impact to the individuals to whom the information relates, or (b) involves personal data of 500 or more individuals. In addition to notifying the Personal Data Protection Commission, organizations are also required to notify the affected individuals if the data breach is one that is likely to result in significant harm or impact to the affected individuals.

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

Regulations on Labor

The Employment Act of Singapore generally extends to all employees regardless of their designation, salary level or type of work performed, with the exception of certain groups of employees. It provides employees falling within its ambit certain protections such as minimum notice periods, maximum working hours, maximum amount of deductions from wages, minimum holidays and rest days, maternity/paternity leave, paid childcare leave, sick leave, etc. The Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act. In addition, the employment of foreign manpower in Singapore is also governed by the Employment of Foreign Manpower Act of Singapore. Aside from minimum benefits in respect of the aforesaid terms of employment in the Employment Act, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Central Provident Fund Act of Singapore. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, 55 years old or below and that earn more than S$750 (approximately US$568) a month, the employer’s contribution rate is 17% of the employee’s wages.

C.	Organizational Structure

Sea Limited is a holding company that does not have substantive operations. As of March 5, 2021, we conduct our business operations across 223 subsidiaries and branch offices, and 21 consolidated affiliated entities. Our significant subsidiaries, as that term is defined in Rule 1-02(w) of Regulation S-X, include the following entities (in chronological order based on their dates of incorporation):

●	Garena Online Private Limited, our wholly-owned subsidiary established in Singapore operating our digital entertainment business in Singapore;

●	Shopee Limited, our wholly-owned subsidiary established in the Cayman Islands holding certain of our e-commerce subsidiaries;

●	Shopee Singapore Private Limited, our wholly-owned subsidiary established in Singapore operating our e-commerce business in Singapore; and

●	PT Shopee International Indonesia, our wholly-owned subsidiary established in Indonesia operating our e-commerce business in Indonesia.

Contractual Arrangements among Our VIEs, Their Shareholders and Us

The laws and regulations in some of our markets place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. To comply with the relevant laws and regulations, we and certain of our wholly-owned subsidiaries in the Cayman Islands and Singapore have entered into a series of contractual arrangements with certain VIEs and their shareholders who are local citizens. For the year ended December 31, 2020, revenue from all our VIEs (which excludes entities for which we have majority direct equity ownership) accounted for 12.9% of our total revenue. None of our VIEs is individually a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.

The contractual arrangements allow us to:

●	exercise effective control over our VIEs, including the ability to direct the VIE shareholders to vote at our direction and have the ability to replace each of them as a VIE shareholder;

●	receive substantially all of the economic benefits and absorb losses of our VIEs; and

●	have an exclusive call option to purchase all or part of the equity interests in and/or assets of our VIEs when and to the extent permitted by the relevant laws.

As a result of these contractual arrangements, we are the primary beneficiary of these VIEs and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP. However, these contractual arrangements may not be as effective in providing operational control as direct ownership and the use of the contractual arrangements in some jurisdictions where we operate exposes us to certain risks. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Other Operational Risks—We rely on structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations. We are also subject to other risks relating to such structural arrangements.”

The following is a summary of the currently effective contractual arrangements by and among us, our VIEs and their respective shareholders.

Contracts that Give Us Effective Control of the VIEs

Loan Agreements

In order to ensure that the shareholders of our VIEs are able to provide capital to each of these entities in order to develop its business, we have entered into loan agreements with each shareholder. Pursuant to the loan agreements, we have granted loans to the shareholders that may only be used for the purpose of acquiring equity interests in or contributing to the registered capital of these entities. The time and manner for repayment of the loans are at the sole discretion of our lending entity. The loans may be repaid only by the shareholders transferring all of their equity interests in the VIE to us or our designee upon our exercise of the options under the exclusive option agreements. The loan agreements also prohibit the shareholders from assigning or transferring to any third party, or from creating or causing any security interest to be created on, any part of their equity interests in these entities. In the event that the shareholders sell their equity interests to us or our designee at a price which is equal to or lower than the principal amount of the loan, the loan will be interest-free. If the price is higher than the principal amount of the loans, the excess amount will be deemed to be interest on the loans payable by the shareholders to us.

Exclusive Option Agreements

In order to ensure that we are able to acquire all of the equity interests in our VIEs at our discretion, we have entered into exclusive option agreements with the respective shareholders of these VIEs. Each option is exercisable by us at any time, provided that doing so is not prohibited by law. The exercise price under each option is the minimum amount required by law and any proceeds obtained by the respective shareholders through the transfer of their equity interests in these entities shall be used for the repayment of the loan provided by us in accordance with the loan agreements. During the terms of the exclusive option agreements, the shareholders will not grant a similar right or transfer any of the equity interests in these entities to any party other than us or our designee, nor will such shareholder pledge, create or permit any security interest or similar encumbrance to be created on any of the equity interests. According to the exclusive option agreements, the VIEs cannot declare any profit distributions or grant loans in any form without our prior consent. The shareholders must remit to us in full any funds such shareholders receive from the VIEs in the event any distributions are made by the VIEs. The exclusive option agreements will remain in effect until the respective shareholder has transferred all of such shareholder’s equity interests in the VIE entity to us or our designee.

Powers of Attorney

In order to ensure that we are able to make all of the decisions concerning our VIEs, we have entered into powers of attorney with the shareholders of these VIEs. Pursuant to the powers of attorney, each shareholder of our VIEs has irrevocably appointed us as such shareholder’s attorney-in-fact to act for all matters pertaining to such shareholder’s shareholding in the VIE entities and to exercise all of their rights as shareholders, including but not limited to attending shareholders’ meetings and designating and appointing directors, supervisors, the chief executive officer and other senior management members of these entities, and selling, transferring, pledging or disposing the shares of these entities. We may authorize or assign our rights under this appointment to any other person or entity at our sole discretion without prior notice to or prior consent from the shareholders of these entities. Each power of attorney will remain in effect until these shareholder ceases to hold any equity interest in the relevant VIE.

Equity Interest Pledge Agreements

In order to secure the performance of our VIEs and their shareholders under the contractual arrangements, each of the shareholders of our VIEs have pledged all of their shares to us. These pledges secure the contractual obligations and indebtedness of such VIE shareholders, including all penalties, damages and expenses incurred by us in connection with the contractual arrangements, and all other payments due and payable to us by the relevant VIE under the exclusive business cooperation agreements, and by the VIE shareholders under the loan agreements, exclusive option agreements, and powers of attorney. Should the VIE or the VIE shareholder breach or default under any of the contractual arrangements, we have the right to require the transfer of such VIE shareholders’ pledged equity interests in the relevant VIE to us or our designee, to the extent permitted by laws, or require a sale of the pledged equity interest and have priority in any proceeds from the auction or sale of such pledged interests. Moreover, we have the right to collect any and all dividends in respect of the pledged equity interests during the term of the pledge. Unless the relevant VIEs have fully performed all of their obligations in accordance with the exclusive business cooperation agreements and the pledged equity interests have been fully transferred to us or our designee in accordance with the exclusive option agreements and the loan agreements, the equity interest pledge agreements will continue to remain in effect.

Spousal Consent Letters

Under the spousal consent letters, each spouse of the married shareholders of our VIEs unconditionally and irrevocably agreed that the equity interest in the relevant entity held by and registered in the name of their spouse will be disposed of pursuant to the contractual arrangements. Each spouse agreed not to assert any rights over the equity interest in these entities held by their spouse. In addition, in the event that the spouses obtain any equity interest in these entities held by their spouse for any reason, they agreed to be bound by the contractual arrangements.

All of the contractual arrangements as described above will be terminated once the respective shareholder has transferred all of such shareholder’s equity interests in the VIE entity to us or our designee.

Contracts that Enable Us to Receive Economic Benefits or Absorb Losses from the VIEs

Exclusive Business Cooperation Agreement

In order to ensure that we receive the economic benefits of our VIEs, we have entered into exclusive business cooperation agreements with these entities under which we have the exclusive right to provide or to designate any third party to provide, among other things, technical support, consulting services, intellectual property licenses and other services to these entities, and these entities agree to accept all the services provided by us or our designee. Without our prior written consent, our VIEs are prohibited from directly or indirectly engaging any third party to provide the same or any similar services under these agreements or establishing similar cooperative relationships with any third party regarding the matters contemplated by these agreements. In addition, we have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of these agreements.

Our VIEs agree to pay a monthly fee to us at an amount determined at our sole discretion after taking into account factors including the complexity and difficulty of the services provided, the level of and time consumed by our employees or our designee for providing the services, the content and value of services and licenses provided and the market price of the same type of services or licenses. These agreements will remain effective unless terminated in accordance with their provisions or terminated in writing by us. Unless otherwise required by applicable laws, these entities do not have any right to terminate these agreements in any event. We have the right to terminate the exclusive business cooperation agreements and/or require these entities to indemnify all damages in the event of any material breach of any term of these agreements by them. These entities agree to indemnify and hold us harmless from any losses, injuries, obligations or expenses caused by any lawsuits, claims or other demands against us arising from or caused by the services that we provide to these entities pursuant to the exclusive business cooperation agreements, except where such losses, injuries, obligations or expenses arise from our own gross negligence or willful misconduct.

Financial Support Confirmation Letters

In order to ensure that our VIEs have sufficient cash flow to fund their daily operations and/or to set off any losses incurred in such operations, we have entered into financial support confirmation letters with each of these entities. Under the financial support confirmation letters, we pledge to provide continuous financial support to these entities by ourselves or through our designees and agreed to forego our right to seek repayment in the event these entities are unable to repay such financial support or we become liable for the liabilities of these entities. These entities agree to accept such financial support and pledge to only use such support to develop their respective businesses. To the extent permitted by law, the financial support we provide to these entities may take the form of loans, borrowings or guarantees.

Based on opinions from our external legal counsels, we believe the ownership structure of our VIEs are generally in compliance with the local laws or regulations that are currently in effect, and each of the agreements among us, our VIEs and/or the local shareholders is valid, binding and enforceable, and do not and will not result in any violation of such laws or regulations that are currently in effect.

However, uncertainties in the relevant legal system could cause the relevant regulatory authorities to find the current contractual arrangements and businesses to be in violation of any existing or future relevant laws or regulations. In addition, if the VIEs or the shareholders of the VIEs fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend resources to enforce our rights as the primary beneficiary under the contracts. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Other Operational Risks—We rely on structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations. We are also subject to other risks relating to such structural arrangements.”

Thailand Shareholding Structure

Each of our operating entities in Thailand is established using a tiered structure that maximizes our equity interests in the entity while also complying with the Thai law requirement that each Thai company has at least three shareholders and, without approval from Thai authorities, direct foreign ownership of share capital of each entity operating the restricted business under the Thai Foreign Business Act is limited to less than 50%. As Thai laws only consider the immediate level of shareholding, no cumulative or look-through calculation is applied to determine the foreign ownership status of a company when it has several levels of foreign shareholding. Under this shareholding structure, our Thai operating entities are each owned by (i) a Thai entity, or Thai Holdco 1, holding slightly more than half of the shares, (ii) one of our employees holding one share, and (iii) one of our Cayman Islands or Singapore subsidiaries holding slightly less than half of the shares. Thai Holdco 1 is then owned by (i) another Thai entity, or Thai Holdco 2, (ii) the employee who holds one share in the Thai operating entity, and (iii) our Cayman Islands or Singapore subsidiary in the same shareholding proportions that our Thai operating entities are held. Thai Holdco 2 is in turn held by (i) one of our employees, who is a Thai citizen, holding preference shares equivalent to slightly more than half of the total number of shares, (ii) the employee who holds one share in the Thai operating entity, holding one share, and (iii) our Cayman Islands or Singapore subsidiary holding ordinary shares equivalent to slightly less than half of the total number of shares. The preference shares have limited voting rights and the right to receive a fixed, non-cumulative dividend of an immaterial amount in the event a dividend is declared. This structure allows us to effectively control nearly 100% of our Thai operating entities.

In the opinion of Kudun and Partners Company Limited, our counsel as to Thai law, the shareholding structure of our Thai operating entities is in compliance with applicable Thai law. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Other Operational Risks—We rely on structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations. We are also subject to other risks relating to such structural arrangements.”

D.	Property, Plants and Equipment

Our headquarters and our principal technical development facilities are located in Singapore, where we have leased approximately 37,800 square meters of office space, as of December 31, 2020. We also have local offices in Indonesia, Taiwan, Vietnam, Thailand, the Philippines, Malaysia, China, Brazil, and Mexico. In Indonesia, we have a right to build (Hak Guna Bangunan) on land of approximately 86,000 square meters, and are in the process of building a warehouse, which is expected to have a construction floor area of approximately 72,000 square meters.

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

We have achieved significant scale and growth since our founding. Our total revenue increased from US$827.0 million in 2018 to US$4,375.7 million in 2020, a CAGR of 130.0%. We had gross profit of US$14.8 million, US$604.9 million and US$1,348.9 million in 2018, 2019 and 2020, respectively. We incurred net losses of US$961.0 million, US$1,457.7 million and US$1,624.2 million in 2018, 2019 and 2020, respectively, primarily due to our investments in expanding our businesses, in particular our e-commerce and digital financial services businesses.

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

Our results of operations are also directly affected by certain factors specific to us, including the following:

Size of Our User Base

Our revenue is largely driven by the number of users and the level of user engagement across our three businesses. In our digital entertainment business, due to our freemium business model, the higher the number of active users in our games, the larger the number of users likely to make in-game purchases. Likewise, in our e-commerce business, the larger the number of sellers and buyers on the platform, the larger the number and value of transactions which over time will drive advertising and transaction-based fee revenue for us. Finally, in our mobile wallet business, the larger the number of paying users and the larger the number of merchants accepting SeaMoney’s payment options, the greater the potential transaction volumes that drive our commission revenue.

User Engagement and Monetization

As our level of user engagement increases, the potential for user spending and consequently our revenue also increases. A critical component of maximizing the monetization potential of each of our businesses is providing high-quality content and services and pricing our content and services correctly. Monetization is also dependent upon our ability to convert active users into paying users, and then increase revenue per paying user. For example:

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

●
In our e-commerce business, we closely monitor the number of transactions per active buyer. We optimize the assortment of our product categories on our marketplace and build convenient tools to attract sellers. We monetize our e-commerce business mainly by offering sellers paid advertising services, charging transaction-based fees, and charging for certain value-added services. As our e-commerce marketplace grows, we may consider other monetization methods in order to capture additional revenue streams. We also purchase products from manufacturers and third parties and sell them directly to buyers on our Shopee platform.

●
In our digital financial services business, we mainly monetize by charging commissions to third-party merchants with respect to our mobile wallet services, and by earning interests from borrowers with respect to our consumer credit business. We continually expand the number of use cases that accept our mobile wallet services to create greater convenience for our users. We believe that increasing the variety of use cases, together with our efforts to increase our mobile wallet user numbers and engagement, will lead to increases in the number of transactions through our mobile wallet business, and in turn the gross transaction value and commission income.

The COVID-19 pandemic has affected and may continue to affect certain of our business activities and results. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—The COVID-19 pandemic has affected our business activities and results. Any future occurrence of natural disasters, epidemics, pandemics or other outbreaks, or other catastrophic events could also adversely affect our business” for more details. As the COVID-19 situation remains fluid and continues to evolve, our business, financial condition and results of operations may continue to be affected in the short- or long-term future.

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

Finally, synergies among our digital financial services business and each of our digital entertainment and e-commerce businesses allow us to increase our user base and monetization quickly and cost-effectively. For example, as our Garena game players and Shopee buyers increasingly complete transactions using our mobile wallet services, our mobile wallet user base grows, which in turn attracts more merchants to join the mobile wallet network. As more third-party merchants join SeaMoney’s network, our users become increasingly engaged with our platforms. At the same time, these users may also increasingly explore other services and product offerings available on our digital financial services platform.

Optimization of Our Cost Structure

Our cost and expense structure has several broad components: payment channel costs, royalties, amortized license fees and hosting costs for our digital entertainment business; sales and marketing expenses, consisting primarily of customer acquisition and retention expenses, for our e-commerce and digital financial services businesses; costs of logistics, including expenses for warehousing, for our e-commerce business; employee compensation and welfare costs and expenses, which are spread among different functions; and other costs and expenses across our businesses that are mainly fixed in nature. By offering our own mobile wallet and payment processing services, we strive to effectively reduce our payment channel costs and capture value that may otherwise go to third-party payment service providers. Our market leadership position in our digital entertainment business has enabled us to optimize our variable costs, as has our operating scale for e-commerce and digital financial services.

We have made a strategic decision to invest in the growth of our Shopee marketplace by incurring sales and marketing expenses in advance of our monetization efforts. In addition, we are also investing in user acquisition of our SeaMoney business. We believe that taking a thoughtful approach to monetization by building our user base and increasing engagement first will allow us to maximize our monetization in the future.

Foreign Exchange Rates

Our reporting currency is the U.S. dollar and changes in currency exchange rates may materially affect our reported results and consolidated trends. We earn revenue denominated in Indonesian rupiah, New Taiwan dollars, Vietnamese dong, Thai baht, Philippine pesos, Malaysian ringgit, Singapore dollars, Brazilian real, U.S. dollars, Indian rupee and Mexican pesos, among other currencies, while some of our costs and expenses are paid in other foreign currencies. We do not rely on any single currency as we earn revenue in different local currencies across our markets and keep a significant cash position in U.S. dollars.

Our expenses may become higher and our revenue and operating metrics may become lower than would be the case if exchange rates were stable or if we were operating and reporting in one currency. For example, if the U.S. dollar weakens relative to currencies in our local markets, our revenue, operating expenses and GMV will be higher than if currencies had remained constant. Likewise, if the U.S. dollar strengthens relative to currencies in our local markets, our revenue, operating expenses and GMV will be lower than if currencies had remained constant. Movements in foreign currency exchange rates may have a material adverse effect on our results of operations, which may cause our financial and operational metrics reported in the U.S. dollar to be not fully representative of the underlying business performance. We believe that our diversification in geographic coverage benefits our shareholders over the long-term. We may also enter into foreign currency derivative transactions to hedge potential foreign exchange risks. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.”

Description of Certain Statement of Operations Items

Revenue

We currently generate revenue primarily from our digital entertainment business and e-commerce business. The table below sets forth our revenue breakdown.

	For the Year Ended December 31,
	2018		2019		2020
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Service revenue
Digital Entertainment	462,464	55.9	1,136,017	52.2	2,015,972	46.1
E-commerce and other services	270,049	32.7	822,659	37.8	1,777,330	40.6
Sales of goods	94,455	11.4	216,702	10.0	582,362	13.3
Total revenue	826,968	100.0	2,175,378	100.0	4,375,664	100.0

The table below sets forth the revenue from external customers based on the geographical locations where the services were provided or goods were sold, both in absolute amount and as a percentage of total revenue for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Southeast Asia	581,336	70.3	1,378,141	63.4	2,791,894	63.8
Rest of Asia	229,773	27.8	489,291	22.5	655,007	15.0
Latin America	14,713	1.8	282,618	13.0	790,308	18.1
Rest of the world	1,146	0.1	25,328	1.1	138,455	3.1
Total revenue	826,968	100.0	2,175,378	100.0	4,375,664	100.0

The continuous revenue growth from 2018 to 2020 was mainly attributable to the rapid growth of our e-commerce platform, as well as the increasing popularity of our games, and in particular, the continued success of our self-developed game Free Fire.

Digital Entertainment

We generate revenue from our digital entertainment business primarily by selling in-game items to our game players. We recognize revenue ratably over the estimated delivery obligation period. Our revenue generated from digital entertainment accounted for 55.9%, 52.2% and 46.1% of our total revenue in 2018, 2019 and 2020, respectively.

The primary driver for revenue growth in our digital entertainment business is the size of our active user base and the level of user engagement. Due to the freemium business model of our immersive games, the higher the number of active users on our games, the greater the likelihood of such users to make in-game purchases. Therefore, we believe QAU is a key metric to help us understand both the active user base and user engagement on our games. For example, our QAUs increased from 216.2 million to 354.7 million and 610.6 million from the fourth quarter of 2018 to the fourth quarters of 2019 and 2020, respectively, which led to an increase in the number of paying users, which in turn contributed significantly to our revenue growth during those periods. User base growth and engagement are primarily driven by the launch of new games, the expansion of existing games into new markets, and the improvement and launch of new content in our existing games. See “Item 4. Information on the Company—B. Business Overview—Our Businesses—Garena Digital Entertainment Business—Game Players.”

E-commerce and Other Services

E-commerce and other services revenue consist of revenue generated from our e-commerce marketplace services, digital financial services, and other services on our platforms. Revenue from products owned and sold by us on our Shopee platform was recorded under sales of goods revenue as discussed below. Our e-commerce and other services revenue constituted 32.7%, 37.8% and 40.6% of our total revenue during 2018, 2019 and 2020, respectively.

We monetize Shopee’s marketplace model mainly by offering sellers paid advertisement services, charging transaction-based fees, and charging for certain value-added services. We may also roll out other means of generating revenue to broaden our monetization avenues in the future.

We generate revenue from our digital financial services business primarily from interest and fees from loans granted to commercial and consumer customers, and commissions charged to third-party merchants. We generally recognize our interest and fees, and commission from the transactions as revenue. Typically the commission charged is either a fixed rate or a certain percentage of the transaction value flowing through the platform.

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

Digital Entertainment

For our cost of revenue for digital entertainment, the largest portion relates to channel cost which is generally paid as a percentage of gross billings, and recognized as expenses over the performance obligation period, and a significant portion also relates to royalties, which are generally paid as a percentage of gross billings from our licensed games, and other fees relating to our use of various third-party intellectual properties. Other costs include server and hosting costs, upfront licensing fees, which are fixed and amortized over the shorter of estimated useful life or game licensing period, staff compensation and welfare costs, which include the share-based compensation, and other miscellaneous costs.

E-commerce and Other Services

Our cost of revenue for e-commerce services primarily consists of expenses associated with our logistics and other value-added services, bank transaction fees for transactions conducted through our Shopee platform, server and hosting costs, staff compensation and welfare costs, which include share-based compensation, and other miscellaneous costs.

Our cost of revenue for digital financial services primarily consists of server and hosting costs, interest expenses for deposits payable, bank transaction fees for transactions conducted through our SeaMoney platform, commissions we pay to counter operators, staff compensation and welfare costs, which include share-based compensation, and other miscellaneous costs.

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

	For the Year Ended December 31,
	2018		2019		2020
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Other operating income	(9,799)	(1.2)	(15,890)	(0.7)	(189,645)	(4.3)
Sales and marketing expenses	705,015	85.3	969,543	44.6	1,830,875	41.8
General and administrative expenses	240,781	29.1	385,865	17.7	657,215	15.0
Research and development expenses	67,529	8.2	156,634	7.2	353,785	8.1
Total operating expenses	1,003,526	121.4	1,496,152	68.8	2,652,230	60.6

Other Operating Income

Our other operating income consists primarily of rebates from e-commerce related logistic services provided by third parties.

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

General and Administrative Expenses

Our general and administrative expenses consist primarily of facilities and other overhead expenses, depreciation and amortization expenses, impairment losses, provision for credit losses for our digital financial services businesses, external professional service expenses, and staff compensation and welfare expenses, which include share-based compensation for our employees engaged in general and administrative functions. We expect our general and administrative expenses to increase for the foreseeable future as we grow our businesses.

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

	For the Year Ended December 31,
	2018		2019		2020
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Selected Consolidated Statements of Operations Data:
Revenue:
Service revenue
Digital Entertainment	462,464	55.9	1,136,017	52.2	2,015,972	46.1
E-commerce and other services	270,049	32.7	822,659	37.8	1,777,330	40.6
Sales of goods	94,455	11.4	216,702	10.0	582,362	13.3
Total revenue	826,968	100.0	2,175,378	100.0	4,375,664	100.0
Cost of revenue:
Cost of service
Digital Entertainment	(267,359)	(32.3)	(435,905)	(20.0)	(702,329)	(16.1)
E-commerce and other services	(446,281)	(54.0)	(907,518)	(41.7)	(1,743,773)	(39.9)
Cost of goods sold	(98,570)	(11.9)	(227,035)	(10.4)	(580,657)	(13.3)
Total cost of revenue	(812,210)	(98.2)	(1,570,458)	(72.2)	(3,026,759)	(69.2)
Gross profit	14,758	1.8	604,920	27.8	1,348,905	30.8
Operating income (expenses):
Other operating income	9,799	1.2	15,890	0.7	189,645	4.3
Sales and marketing expenses	(705,015)	(85.3)	(969,543)	(44.6)	(1,830,875)	(41.8)
General and administrative expenses	(240,781)	(29.1)	(385,865)	(17.7)	(657,215)	(15.0)
Research and development expenses	(67,529)	(8.2)	(156,634)	(7.2)	(353,785)	(8.1)
Total operating expenses	(1,003,526)	(121.4)	(1,496,152)	(68.8)	(2,652,230)	(60.6)
Operating loss	(988,768)	(119.6)	(891,232)	(41.0)	(1,303,325)	(29.8)
Interest income	11,520	1.4	33,935	1.6	24,804	0.6
Interest expense	(31,295)	(3.8)	(48,208)	(2.2)	(148,243)	(3.4)
Investment gain (loss), net	8,603	1.0	11,794	0.5	(17,820)	(0.4)
Changes in fair value of convertible notes	41,259	5.0	(472,877)	(21.7)	(87)	(0.0)
Foreign exchange gain (loss)	4,801	0.6	(2,031)	(0.1)	(38,567)	(0.9)
Loss before income tax and share of results of equity investees	(953,880)	(115.3)	(1,368,619)	(62.9)	(1,483,238)	(33.9)
Income tax expense	(4,088)	(0.5)	(85,864)	(3.9)	(141,640)	(3.2)
Share of results of equity investees	(3,066)	(0.4)	(3,239)	(0.1)	721	0.0
Net loss	(961,034)	(116.2)	(1,457,722)	(67.0)	(1,624,157)	(37.1)
Non-GAAP Financial Measure:
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes(1)	(944,172)	(114.2)	(867,776)	(39.9)	(1,333,824)	(30.5)

(1)
To see how we define and calculate net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes, a reconciliation between such item and net loss (the most directly comparable U.S. GAAP financial measure) and a discussion of the limitations of non-GAAP financial measures, see “—Non-GAAP Financial Measures” below.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

Our total revenue increased by 101.1% from US$2,175.4 million in 2019 to US$4,375.7 million in 2020. This increase was primarily due to increases in revenue from our e-commerce business and digital entertainment business.

●
Digital Entertainment: Our digital entertainment revenue increased by 77.5% from US$1,136.0 million in 2019 to US$2,016.0 million in 2020. This increase was primarily due to the increase in our active user base as well as the deepened paying user penetration, and in particular, the continued success of our self-developed game Free Fire.

●
E-commerce and other services: Our e-commerce and other services revenue increased by 116.0% from US$822.7 million in 2019 to US$1,777.3 million in 2020. This increase was primarily driven by the growth of our e-commerce marketplace, and positive developments in each of our marketplace revenue streams – transaction-based fees, value-added services, and advertising. It is a result of our commitment to continuously enhance our service offerings as we seek to create greater value for our platform users.

●	Sales of goods: Revenue increased by 168.7% from US$216.7 million in 2019 to US$582.4 million in 2020, primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 92.7% from US$1,570.5 million in 2019 to US$3,026.8 million in 2020. This increase was in line with the overall growth of our businesses:

●
Digital Entertainment: Cost of revenue increased by 61.1% from US$435.9 million in 2019 to US$702.3 million in 2020. The increase was largely in line with revenue growth in our digital entertainment business. Improvement in gross profit margins was largely due to higher revenue contribution from our self-developed game.

●
E-commerce and other services: Cost of revenue for our e-commerce and other services combined increased by 92.1% from US$907.5 million in 2019 to US$1,743.8 million in 2020. The increase was primarily due to higher expenses associated with our logistics and other value-added services, and other costs incurred in line with the growth of our e-commerce marketplace. Improvement in gross profit margins was mainly due to take-rate growth as we continue to roll out tools to better serve our users’ needs.

●	Cost of goods sold: Cost of goods sold increased by 155.8% from US$227.0 million in 2019 to US$580.7 million in 2020. The increase was largely in line with the increase in our product offerings.

Gross Profit

As a result of the foregoing, our gross profit was US$604.9 million in 2019 and US$1,348.9 million in 2020. We had gross margins of 27.8% and 30.8% in 2019 and 2020, respectively, and our digital entertainment business had gross margins of 61.6% and 65.2% in 2019 and 2020, respectively.

Other Operating Income

Our other operating income increased by 1,093.5% from US$15.9 million in 2019 to US$189.6 million in 2020. The increase was primarily due to the rebates from e-commerce related logistic services provided by third parties.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 88.8% from US$969.5 million in 2019 to US$1,830.9 million in 2020. The increase in sales and marketing expenses in 2020 was mainly from our e-commerce and digital financial services businesses. The increase in marketing expenses for our e-commerce business was primarily attributable to the ramping up of marketing incentives and brand marketing efforts, as we continue our investments to fully capture the opportunities in our markets. The increase in marketing expenses for our digital financial services business was mainly due to our efforts to drive adoption of our mobile wallet services.

General and Administrative Expenses

Our general and administrative expenses increased by 70.3% from US$385.9 million in 2019 to US$657.2 million in 2020. This increase was primarily due to higher staff compensation and benefit costs as well as provision for credit losses for our digital financial services business.

Research and Development Expenses

Our research and development expenses increased by 125.9% from US$156.6 million in 2019 to US$353.8 million in 2020, primarily due to an increase in research and development staff force.

Other Income, Expenses, Gains and Losses

Our net interest income, interest expense, investment gain (loss), fair value change for convertible notes and foreign exchange gain (loss) was a net loss of US$477.4 million in 2019 compared to a net loss of US$179.9 million in 2020. Our net non-operating loss in 2019 was primarily due to a fair value loss of US$472.9 million arising from the fair value accounting treatment for the 2017 convertible notes while our net non-operating loss in 2020 was primarily due to interest expense on our convertible notes.

Loss before Income Tax and Share of Results of Equity Investees

As a result of the foregoing, we had loss before income tax and share of results of equity investees of US$1,368.6 million in 2019, compared to loss before income tax and share of results of equity investees of US$1,483.2 million in 2020.

Income Tax Expense

We had an income tax expense of US$85.9 million in 2019 and US$141.6 million in 2020. This was primarily due to corporate income tax and withholding tax expenses incurred by our digital entertainment segment.

Share of Results of Equity Investees

We had share of loss of equity investees of US$3.2 million in 2019 and share of profit of equity investees of US$0.7 million in 2020.

Net Loss

As a result of the foregoing, we had net loss of US$1,457.7 million in 2019 and US$1,624.2 million in 2020.

Net Loss Excluding Share-based Compensation and Changes in Fair Value of the 2017 Convertible Notes

Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes was US$867.8 million in 2019 and US$1,333.8 million in 2020.

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

	For the Year Ended December 31,
	2018	2019	2020
	(US$ thousands)
Net loss	(961,034)	(1,457,722)	(1,624,157)
Add: Share-based compensation	58,121	117,069	290,246
Add: Changes in fair value of the 2017 convertible notes	(41,259)	472,877	87
Net loss excluding share-based compensation and changes in fair value of the 2017 convertible notes	(944,172)	(867,776)	(1,333,824)

Segment Reporting

We have three reportable segments, namely, digital entertainment, e-commerce and digital financial services. The chief operating decision maker reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment.

Information about segments during the years ended December 31, 2018, 2019 and 2020 presented were as follows:

	For the Year ended December 31, 2020
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	(US$ thousands)

Revenue	2,015,972	2,167,149	60,785	131,758	–	4,375,664
Operating income (loss)	1,016,793	(1,442,593)	(520,075)	(49,006)	(308,444)	(1,303,325)
Non-operating loss, net						(179,913)
Income tax expense						(141,640)
Share of results of equity investees						721
Net loss						(1,624,157)

	For the Year ended December 31, 2019
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	(US$ thousands)

Revenue	1,136,017	834,295	9,223	195,843	–	2,175,378
Operating income (loss)	529,524	(1,131,771)	(116,309)	(39,864)	(132,812)	(891,232)
Non-operating loss, net						(477,387)
Income tax expense						(85,864)
Share of results of equity investees						(3,239)
Net loss						(1,457,722)

	For the Year ended December 31, 2018
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	(US$ thousands)

Revenue	462,464	269,578	11,458	83,468	–	826,968
Operating income (loss)	69,449	(893,489)	(34,056)	(62,548)	(68,124)	(988,768)
Non-operating income, net						34,888
Income tax expense						(4,088)
Share of results of equity investees						(3,066)
Net loss						(961,034)

(1)	A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2)
Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the chief operating decision maker as part of segment performance.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands and our primary business operations are conducted through our subsidiaries, branch offices and consolidated affiliated entities. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains.

Singapore

Our subsidiaries incorporated in Singapore are subject to the Singapore corporate tax of 17% in 2018, 2019 and 2020. Garena Online Private Limited was granted an additional five-year development and expansion incentive by the Singapore Economic Development Board, or the EDB, commencing from January 1, 2017, which grants a concessionary tax rate of 10% on qualifying income, subject to certain terms and conditions imposed by the EDB.

Others

Subsidiaries incorporated in other jurisdictions are subject to the respective statutory corporate income tax rates of the jurisdictions where they are resident.

Domestic statutory corporate income tax rate in Indonesia was reduced from 25% to 22% with effect from the financial year 2020 and will be further reduced to 20% for the financial year 2022 and onwards.

In March 2021, the Philippines reduced its corporate income tax rate from 30% to 25%, effective retroactively from July 1, 2020.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities and proceeds from our follow-on offerings and convertible notes offerings.

As of December 31, 2018, 2019 and 2020, we had US$1,259.3 million, US$3,570.6 million and US$7,053.4 million, respectively, in cash, cash equivalents and restricted cash. Cash and cash equivalents consist of cash on hand and demand deposits and funds placed with banks or other financial institutions which are unrestricted as to withdrawal and use and have original maturities of three months or less. Restricted cash comprises deposits pledged with banks as security in relation to the utilization of certain bank services, monies received and held in escrow in connection to our e-commerce business and advances received from customers in connection with our digital financial services business. Our cash, cash equivalents and restricted cash are primarily denominated in U.S. dollars as well as in local currencies of the markets where we operate. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

Our working capital position (which is the difference between current assets and current liabilities) was US$524.2 million, US$2,047.8 million and US$4,302.9 million as of December 31, 2018, 2019 and 2020, respectively, mainly due to increases in cash from our financing activities, including the net proceeds from the issuance of convertible notes in 2018, 2019 and 2020, and the follow-on offerings in 2019 and 2020.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	(US$ thousands)
Net cash (used in) generated from operating activities	(495,220)	69,865	555,868
Net cash used in investing activities	(224,528)	(363,219)	(886,912)
Net cash generated from financing activities	546,628	2,579,595	3,733,132
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(12,546)	25,025	80,727
Net (decrease) increase in cash, cash equivalents and restricted cash	(185,666)	2,311,266	3,482,815
Cash, cash equivalents and restricted cash at beginning of year	1,444,978	1,259,312	3,570,578
Cash, cash equivalents and restricted cash at the end of the year	1,259,312	3,570,578	7,053,393

Operating Activities

Net cash generated from operating activities increased by US$486.0 million to US$555.9 million for the year ended December 31, 2020, compared to US$69.9 million for the year ended December 31, 2019. The principal driver of our operating cash flows is cash received from sales of our products and services, including proceeds from our sales of in-game virtual items in our digital entertainment business, fees collected from customers in our e-commerce business, interest received from our loan business, commissions from merchants in our digital financial services business, and proceeds from direct sales of products. The increase in operating cash flows was primarily driven by an increase in the change in deferred revenue of US$525.2 million, mainly due to cash generated from sales of in-game virtual items in our digital entertainment business, which was largely attributable to our self-developed game Free Fire, and an increase in the change in accrued expenses and other payables by US$589.4 million, which was primarily attributable to higher escrow payables and accrued cost of revenue and sales and marketing expenses. The increase in operating cash flows was partially offset by an increase in net loss (after adjusting for non-cash items) by US$258.1 million, an increase in the change in prepaid expenses and other assets, which was primarily attributable to higher receivables due from our logistics providers and payment collection channels in our e-commerce business, and higher deferred channel costs in our digital entertainment business, and an increase in the change in accounts receivables, which was primarily attributable to higher receivables from our game distribution channels.

Net cash generated from operating activities was US$69.9 million for the year ended December 31, 2019, compared to net cash used in operating activities of US$495.2 million for the year ended December 31, 2018. The principal driver of our operating cash flows is cash received from sales of our products and services, including proceeds from our sales of in-game virtual items in our digital entertainment business, fees collected from customers in our e-commerce business, commissions from merchants in our digital financial services business, and proceeds from direct sales of products. Operating cash flows turned from negative in 2018 to positive in 2019 principally due to changes in our working capital, primarily driven by an increase in the change in deferred revenue of US$433.0 million, mainly due to cash generated from sales of in-game virtual items in our digital entertainment business, which was largely attributable to our self-developed game Free Fire, and a decrease in the change in inventories of US$40.2 million due to inventory management efforts. Operating cash flows were also positively affected by a decrease in net loss (after adjusting for non-cash items) by US$155.8 million. The increase in operating cash flows was partially offset by an increase in the change in prepaid expenses and other assets, which was primarily attributable to higher receivables due from payment collection channels in our e-commerce business and higher deferred channel costs in our digital entertainment business, and an increase in the change in accounts receivables, which was primarily attributable to higher receivables from our game distribution channels.

Investing Activities

Net cash used in investing activities amounted to US$886.9 million in 2020. This was primarily attributable to the purchase of property and equipment of US$336.3 million, purchase of investments of US$219.5 million and an increase in loans receivable of US$255.7 million.

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

Financing Activities

Net cash generated from financing activities amounted to US$3,733.1 million in 2020, primarily attributable to net proceeds from issuance of convertible notes of US$1,141.4 million and net proceeds from issuance of ordinary shares of US$2,970.2 million.

Net cash generated from financing activities amounted to US$2,579.6 million in 2019, primarily attributable to net proceeds from issuance of convertible notes of US$1,138.5 million and net proceeds from issuance of ordinary shares of US$1,538.8 million.

Net cash generated from financing activities amounted to US$546.6 million in 2018, primarily attributable to net proceeds from issuance of convertible notes of US$564.9 million.

Convertible Notes

In June 2018, we completed an offering of 2.25% convertible senior notes in an aggregate principal amount of US$575 million, or the 2023 convertible notes. These 2023 convertible notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will mature in July 2023. Note holders have the right, at their option, to convert the outstanding principal amount in whole or in part in integral multiples of US$1,000 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business on the business day immediately preceding January 1, 2023; or (ii) anytime on or after January 1, 2023 until the close of business on the second scheduled trading day immediately preceding the maturity date. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity date. The notes may be converted, in whole or in part, into our ADSs at an initial conversion rate of 50.5165 ADSs per US$1,000 principal amount (equivalent to approximately US$19.80 per ADS), subject to certain anti-dilution and make-whole fundamental change adjustments. Upon conversion, we have the right, at our option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to converting holders. Between May and October 2020, we entered into separate privately negotiated agreements with certain holders of our 2023 convertible notes to exchange approximately US$378.5 million principal amount of our then outstanding 2023 convertible notes for a combination of approximately US$50.0 million (plus accrued and unpaid interest to the exchange date, if any) in cash and approximately 18.5 million ADSs as consideration. As of March 5, 2021, holders of an aggregate of US$153.6 million principal amount of our 2023 convertible notes have elected to convert, and after taking into account the 2023 convertible notes exchanged, approximately US$42.9 million principal amount of our 2023 convertible notes remained outstanding.

In November 2019, we completed an offering of 1.00% convertible senior notes in an aggregate principal amount of US$1,150 million, or the 2024 convertible notes. These 2024 convertible notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will mature in December 2024. Note holders have the right, at their option, to convert the outstanding principal amount in whole or in part in integral multiples of US$1,000 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business on the business day immediately preceding June 1, 2024; or (ii) anytime on or after June 1, 2024 until the close of business on the second scheduled trading day immediately preceding the maturity date. On or after December 2, 2022, we may redeem for cash all or any part of the notes, if certain conditions are met, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. We may also redeem for cash all but not part of the notes at any time if less than US$75 million aggregate principal amount of notes remains outstanding at such time. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity date. The notes may be converted, in whole or in part, into our ADSs at an initial conversion rate of 19.9475 ADSs per US$1,000 principal amount (equivalent to approximately US$50.13 per ADS), subject to certain anti-dilution and make-whole fundamental change adjustments. Upon conversion, we have the right, at our option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to converting holders. As of March 5, 2021, holders of an aggregate of US$105.7 million principal amount of our 2024 convertible notes have elected to convert, and approximately US$1,044.3 million principal amount of our 2024 convertible notes remained outstanding.

In connection with the pricing of the 2024 convertible notes, we have entered into capped call transactions with certain financial institutions. These capped call transactions are generally expected to reduce the potential dilution with respect to our ADSs and Class A ordinary shares upon conversion of the 2024 convertible notes and/or offset any cash payments we are required to make in excess of the principal amount of converted notes, as the case may be, upon any conversion of the notes, with such reduction of potential dilution or offset of cash payments, as the case may be, subject to a cap based on the cap price of the capped call transactions. The cap price of the capped call transactions will initially be US$70.36 per ADS, and is subject to certain adjustments under the terms of the capped call transactions.

In May 2020, we completed an offering of 2.375% convertible senior notes in an aggregate principal amount of US$1,150 million, or the 2025 convertible notes. These 2025 convertible notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will mature in December 2025. Note holders have the right, at their option, to convert the outstanding principal amount in whole or in part in integral multiples of US$1,000 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business on the business day immediately preceding September 1, 2025; or (ii) anytime on or after September 1, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date. On or after May 19, 2023, we may redeem for cash all or any part of the notes, if certain conditions are met, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. We may also redeem for cash all but not part of the notes at any time if less than US$100 million aggregate principal amount of notes remains outstanding at such time. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity date. The notes may be converted, in whole or in part, into our ADSs at an initial conversion rate of 11.0549 ADSs per US$1,000 principal amount (equivalent to approximately US$90.46 per ADS), subject to certain anti-dilution and make-whole fundamental change adjustments. Upon conversion, we have the right, at our option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to converting holders. As of March 5, 2021, holders of an aggregate of US$0.5 million principal amount of our 2025 convertible notes have elected to convert, and US$1,149.5 million principal amount of our 2025 convertible notes remained outstanding.

In connection with the pricing of the 2025 convertible notes, we have entered into capped call transactions with certain financial institutions. These capped call transactions are generally expected to reduce the potential dilution with respect to our ADSs and Class A ordinary shares upon conversion of the 2025 convertible notes and/or offset any cash payments we are required to make in excess of the principal amount of converted notes, as the case may be, upon any conversion of the notes, with such reduction of potential dilution or offset of cash payments, as the case may be, subject to a cap based on the cap price of the capped call transactions. The cap price of the capped call transactions will initially be US$136.54 per ADS, and is subject to certain adjustments under the terms of the capped call transactions.

For the years ended December 31, 2018, 2019 and 2020, we recognized total interest expense for coupon interest of US$6.9 million, US$14.3 million and US$35.5 million and amortization of discount on the liability component of US$14.2 million, US$33.3 million and US$88.2 million, respectively, on our 2023, 2024 and 2025 convertible notes.

Due to the exchanges and conversions completed during the year ended December 31, 2020, we recognized a loss on debt extinguishment of US$24.4 million in our consolidated statements of operations.

Capital Expenditures

Our capital expenditures amounted to US$178.4 million, US$247.1 million and US$357.1 million in 2018, 2019 and 2020, respectively. Capital expenditure was incurred for purchases of property and equipment and intangible assets, such as game licenses and other intellectual property rights. The increase in our capital expenditure in 2020 was mainly attributable to the additional investment in servers and computer hardware due to the growth of our e-commerce business and digital entertainment business, as well as the leasehold improvements due to the expansion of our business. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Holding Company Structure

Sea Limited is a holding company that does not have substantive operations. We conduct our operations primarily through our subsidiaries, branch offices and our consolidated affiliated entities. As a result, our ability to pay dividends depends upon, among others, dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

In addition, as determined in accordance with local regulations, our subsidiaries and VIEs in certain of our markets may be restricted from paying us dividends offshore or from transferring a portion of their assets to us, either in the form of dividends, loans or advances, unless certain requirements are met, and regulatory approvals are obtained. See “Item 3. Key Information—D. Risk Factors—Markets Related Risks—The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under the laws of their respective jurisdictions.” Even though we currently do not require any such dividends, loans or advances from our entities for working capital and other funding purposes, we may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to our shareholders.

Certain of the markets in which we have significant subsidiaries or principal operating entities, including Indonesia, Thailand and Taiwan, require those subsidiaries to establish and fund statutory reserves. Indonesian laws require a limited liability company to reserve a certain amount from its net profit each year as a reserve fund until such fund amounts to at least 20% of its issued and paid-up capital. Thailand regulations require a private limited liability company to allocate at least 5% of its retained earnings into a legal reserve fund at the time the dividend is paid until and unless the legal reserve fund reaches 10% of the company’s registered capital. The legal reserve is not available for dividend distribution. Taiwan laws require a limited liability company to set aside 10% of annual net income (less prior years’ losses, if any, and applicable income taxes) as legal reserve until the accumulated legal reserve equals the paid-in capital of such company before such company can distribute any dividend.

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

Proceeds from these sales are initially recognized as “Advances from customers” and are subsequently reclassified to “Deferred revenue” when the users make in-game purchases of the virtual currencies or virtual items within the games that we operate, and such in-game purchases are no longer refundable.

For the licensed games, we record revenue inclusive of the royalties payable to game developers, which are based on revenue-sharing ratios, as we control the service of providing the games to the users and are primarily responsible to the customers and have latitude in establishing the pricing of the virtual items.

Revenue is recognized over the performance obligation period. For purposes of determining the performance obligation period, we have determined that an implied obligation exists to the paying users to continue providing access to the virtual items purchased within the online games over an estimated delivery obligation period. Such delivery obligation period is determined in accordance with the estimated average lifespan of the virtual items sold or estimated average lifespan of the paying users of the said games or similar games.

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

Digital Financial Services

We earn interest and fees from loans granted to commercial and consumer customers. Interest and fees earned are recognized over the period of the loan based on the effective interest method.

We also earn commissions from merchants when transactions are completed and settled through our digital financial services platform. These commissions are generally determined as a percentage based on the value of the merchandise being sold by the merchants. Commission is recognized in the consolidated statements of operations at the time when the underlying transaction is completed.

E-commerce

Our e-commerce business charges sellers on its marketplace a fixed rate commission fee based on gross merchandise values in selected markets. Fees are charged when the transactions are completed and settled. Such commission fees charged are recognized on a net basis.

Our e-commerce business also provides logistic services to end customers. Revenue from logistic services is recognized over time as the customer simultaneously receives and consumes the benefits provided through our performance of the services.

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

Sales of Goods

We also sell merchandise products through our Shopee platform. We recognize revenue from sale of goods at the point in time that the customer obtains control of the goods, which generally occurs upon delivery to the customer.

Rendering of Services

We also recognize revenue from other services when the services are rendered.

Consolidation of VIEs

Our consolidated financial statements include the financial statements of Sea Limited, our subsidiaries and our VIEs for which we or one of our subsidiaries is the primary beneficiary. All significant intercompany transactions and balances between us, our subsidiaries and our VIEs are eliminated upon consolidation.

We operate in certain markets that have restrictions on foreign ownership of local companies. To comply with these foreign ownership restrictions, we conduct our businesses in certain markets through VIEs using contractual arrangements, including:

●	loan agreements;

●	exclusive option agreements;

●	exclusive business cooperation agreements;

●	financial support confirmation letters;

●	powers of attorney; and

●	equity interest pledge agreements.

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between us and these VIEs, through the irrevocable power of attorney, whereby the shareholders of each VIE effectively assigned all of the voting rights underlying their equity interest in the VIEs to us. Furthermore, pursuant to the loan agreements, exclusive option agreement and equity interest pledge agreement, we obtained effective control over the VIEs through the ability to exercise all of the rights of the shareholders of the VIEs and therefore the power to govern the activities that most significantly impact the economic performance of the VIEs. In addition, through the financial support confirmation letter and the exclusive business cooperation agreement, we demonstrate our ability and intention to continue the ability to absorb substantially all the expected losses and receive substantially all of the economic benefits of the VIEs. Thus, we are the primary beneficiary of these VIEs and have consolidated their financial results in our consolidated financial statements in accordance with U.S. GAAP.

Investments

Our investments consist of available-for-sale investments, held-to-maturity investments, equity security investments and equity method investments. In accordance with ASC 320, Investments – Debt Securities, we classify the investments in debt securities as “held-to-maturity,” “trading” or “available-for-sale,” whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses, if any, on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The securities that we have positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and measured at fair value. Unrealized holding gains and losses for trading securities are included in earnings. Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

We compare the present value of cash flows expected to be collected from the available-for-sale investment with the amortized cost basis of the security to determine if a credit loss exists. If the present value of cash flows expected to be collected is less than the amortized cost basis of the investment, a credit loss exists and an allowance for credit losses are recorded for the credit loss, limited by the amount that the fair value is less than amortized cost basis. An available-for-sale investment is written off in the period the investment is deemed uncollectible.

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

Investments in equity investees represent investments in (a) entities in which we can exercise significant influence but does not own a majority equity interest or control and (b) limited partnership in which we hold a five percent or greater interest. Such investments are accounted for using the equity method of accounting in accordance with ASC 323-10, Investments – Equity Method and Joint Ventures: Overall. Under the equity method, we initially record our investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into our consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on our consolidated balance sheets. We evaluate our equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in our consolidated statements of operations when the decline in value is determined to be other-than-temporary.

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

Share-based Compensation

We adopted a share incentive plan in September 2009, last amended in July 2019, or the 2009 Plan. Under the 2009 Plan, we may grant options, restricted shares, restricted share units or share appreciation rights to our officers, employees, directors and other eligible persons, collectively known as eligible persons. The maximum number of ordinary shares which may be issued pursuant to all awards under the 2009 Plan will increase on January 1 of each of 2019, 2020, 2021 and 2022 by 5% of the total number of all classes of our ordinary shares outstanding on that day immediately before such annual increase pursuant to the 2009 Plan. As of January 1, 2021, the maximum number of shares which may be issued pursuant to all awards under the Plan is 148,888,743 Class A ordinary shares.

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

The following table summarizes our employee share option activity as of the dates indicated:

	As of December 31,
	2018	2019	2020
Number of options granted	26,500,000	15,327,884	5,809,024
Weighted average exercise price (US$)	15.00	15.00	18.59
Weighted average grant date fair value (US$)	3.02	12.05	37.86

We calculated the estimated fair value of the options on the respective grant dates using the Black-Scholes option pricing model with the following assumptions:

Granted in
	2018	2019	2020
Risk-free interest rates	2.75% - 2.92%	2.34% – 2.68%	0.39% – 1.66%
Expected term	5 – 7 years	5.5 – 8.5 years	5.5 – 7.5 years
Expected volatility	33.3% - 35.2%	33.0% - 35.0%	32.4% - 33.7%
Expected dividend yield	—	—	—

The Black-Scholes option pricing model was applied in determining the estimated fair value of the share options granted to eligible persons. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and the expected term of the option for which employees are likely to exercise their share options. The risk-free rate for periods within the contractual life of the option is based on the U.S. dollar swap curve at the time of grant. We have used the simplified method to determine the expected term due to insufficient historical exercise data to provide a reasonable basis to estimate expected term. For expected volatilities, we have made reference to the historical price volatilities of ordinary shares of several comparable companies in the same industry as us. Because we have never declared or paid any cash dividends on our ordinary shares and do not presently plan to pay cash dividends in the foreseeable future, we used an expected dividend yield of zero. Changes in these assumptions could significantly affect the estimated fair value of our share options and hence the amount of compensation expense that we recognize in our consolidated financial statements. Our management is ultimately responsible for the determination of the estimated fair value of its ordinary shares. The per option weighted-average grant-date fair value of share options granted in 2018, 2019 and 2020 was US$3.02, US$12.05 and US$37.86, respectively.

The following table summarizes our restricted share awards and restricted share units activity as of the dates indicated:

	As of December 31,
	2018	2019	2020
Number of restricted share awards and restricted share units granted	4,983,162	6,249,313	5,034,735
Weighted average grant date fair value (US$)	12.30	20.50	72.37

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

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) – Accounting For Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting and disclosures for convertible instruments and contracts in an entity’s own equity. We will adopt ASU 2020-06 in its first quarter of 2022. We are currently evaluating the impact ASU 2020-06 will have on our consolidated financial statements.

C.	Research and Development, Patents and Licenses, etc.

Research and Development

Costs incurred in connection with the planning and implementation phases of the development of software for internal use are expensed. Costs incurred in the development phase are capitalized and amortized over the estimated useful life.

Costs incurred internally in researching and developing a software product are charged to expense as research and development costs prior to technological feasibility being established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Technological feasibility is established upon completion of all the activities that are necessary to substantiate that the software product can be produced in accordance with its design specifications, including functions, features, and technical performance requirements. None of such costs were capitalized for any of periods presented.

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Off-balance Sheet Arrangements

As of December 31, 2020, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020.

		Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(US$ thousands)
Operating lease obligations, including imputed interest(1)	299,171	77,895	153,203	58,238	9,835
Obligations for leases that have not yet commenced, including imputed interest(1)	30,404	4,154	13,190	12,561	499
Finance lease obligations, including imputed interest	156	63	93	—	—
Debt, including scheduled interest(2)	2,495,123	39,526	128,053	2,327,544	—
Purchase commitments(3)	198,652	195,833	919	—	1,900
Minimum guarantee commitments(4)	24,473	13,073	11,000	—	400
Total	3,047,979	330,544	306,458	2,398,343	12,634

(1)	For further information, refer to Note 9 of the audited financial statements included in this annual report on Form 20-F.

(2)
The principal balances of the 2023 convertible notes, 2024 convertible notes and 2025 convertible notes are reflected in the payment period in the table above based on the contractual maturity assuming no exchange or conversion subsequent to December 31, 2020.

(3)	For further information, refer to Note 24 of the audited financial statements included in this annual report on Form 20-F.

(4)	We have commitments to pay minimum royalty fees to game developers for certain online games we have licensed.

Other than the contractual obligations and commercial commitments set forth above, we did not have any long-term debt obligations, finance lease obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2020.

G.          Safe Harbor

See “Forward-Looking Statements” at the beginning of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Forrest Xiaodong Li	43	Chairman and Group Chief Executive Officer
Gang Ye	40	Director and Group Chief Operating Officer
Yuxin Ren	45	Director
Tony Tianyu Hou	42	Director and Group Chief Financial Officer
David Heng Chen Seng	54	Director
Khoon Hua Kuok	42	Director
David Jingye Chen	40	Chief Product Officer of Shopee
Chris Zhimin Feng	38	Chief Executive Officer of Shopee and Chief Executive Officer of SeaMoney
Yanjun Wang	40	Group Chief Corporate Officer, Group General Counsel and Company Secretary
Terry Feng Zhao	37	President of Garena

Forrest Xiaodong Li is our founder and has served as the chairman of Sea Limited and our group chief executive officer since our inception in May 2009. He is a member of the board of directors of the Singapore Economic Development Board, and serves as an independent non-executive director of Shangri-La Asia Limited. He also serves on the board of trustees for the National University of Singapore, and on the advisory council of Stanford University’s Graduate School of Business. Forrest holds an M.B.A. degree from Stanford University’s Graduate School of Business and a bachelor’s degree in Engineering from Shanghai Jiaotong University.

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

David Heng Chen Seng has served as our director since October 2017. David has been the chief executive officer of ABC World Pte. Ltd., a private equity fund, since February 2019. He had held several senior positions at Temasek from 2003 to 2018, including joint head of consumer, head of real estate investment, joint head of China and head of Japan and Korea, and left Temasek as a senior advisory director in January 2019. Prior to joining Temasek in 2003, he was with Deutsche Bank AG as a vice president in its telecom, media and technology investment banking division from 2000 to 2003 and was a vice president of merger and acquisition advisory for Hong Kong and Singapore at Deutsche Bank from 1998 to 2000. Prior to joining Deutsche Bank, David worked at Standard Chartered Merchant Bank. He currently serves as a director at Singapore Art Museum, among other companies. David holds an M.B.A. degree from the University of Hull and a Bachelor of Engineering degree from the University of Canterbury.

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

David Jingye Chen is our co-founder and serves as the chief product officer of Shopee. He was formerly group chief of staff, a position he held from January 2017 to December 2019. Prior to that, David served as our group chief operating officer from our inception in May 2009 to December 2016. He previously held positions at PSA Corporation Limited. David holds a bachelor’s degree in Computer Engineering with first class honors from the National University of Singapore.

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

Yanjun Wang is our group chief corporate officer, group general counsel and company secretary. Yanjun has served as our group chief corporate officer since May 2019, company secretary since November 2017 and group general counsel since March 2014. Prior to joining our company, Yanjun was an attorney at Skadden, Arps, Slate, Meagher & Flom LLP in New York and Kirkland & Ellis in Hong Kong. She is qualified to practice law in the State of New York. She holds a J.D. degree from Harvard Law School and a B.A. degree in Economics from Harvard University.

Terry Feng Zhao has been with our company since our inception in 2009 and has served as the president of Garena since November 2018. Prior to assuming his current role, Terry has also served in a number of senior roles in our digital entertainment business across several key markets. Terry holds a bachelor’s degree in Computer Engineering with first class honors from Nanyang Technological University.

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

B.          Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we paid and accrued fees and compensation (excluding equity-based awards) of approximately US$7.0 million to our current directors and executive officers as a group. In 2020, we also granted them options to purchase an aggregate of 5,000,000 Class A ordinary shares. For more information on share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

2009 Share Incentive Plan

We adopted the 2009 Plan to promote the success of our business and the interests of our shareholders by providing additional incentives to attract, motivate, retain and reward our officers, employees, directors and other eligible persons and to link the interests of the award recipients with our shareholders. In February 2018, our board of directors approved automatic increases on January 1 of each of 2019, 2020, 2021 and 2022 of the maximum aggregate number of ordinary shares which may be issued under the 2009 Plan by 5% of the total number of ordinary shares of all classes of the company outstanding on that day immediately before the increase. In addition, in July 2019, our board of directors approved a one-time increase of the maximum aggregate number of shares which may be issued pursuant to the 2009 Plan by three million, and at the same time reduced three million shares from the scheduled automatic increase of shares pursuant to the aforesaid automatic annual increase mechanism on January 1, 2020. Currently, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2009 Share Incentive Plan has increased to 148,888,743 beginning January 1, 2021 from 123,292,170 as of December 31, 2020. The awards expire 10 years after the date of the grant.

As of March 5, 2021, outstanding awards granted under the 2009 Plan consisted of (i) options to purchase 48,566,524 Class A ordinary shares, (ii) 9,265,501 restricted Class A ordinary share units, and (iii) 194,926 share appreciation rights.

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

Power of Attorney on Voting.   Under the award agreements, with respect to the Class A ordinary shares issued upon exercise of options or vesting of restricted shares or restricted share units, almost all of our award recipients appoint Mr. Forrest Xiaodong Li, our chairman and group chief executive officer, as his or her irrevocable proxy to vote all such Class A ordinary shares on all matters on which such Class A ordinary shares are entitled to vote.

The table below sets forth certain information as of December 31, 2020 concerning the outstanding awards we have granted to our current directors and executive officers on an individual basis.

Name	Class A Ordinary Shares Underlying Outstanding Awards Granted	Price (US$/Share)	Date of Grant	Date of Expiration
Forrest Xiaodong Li	3,800,000(1)(4)	15.0	April 30, 2018	April 30, 2028
	10,000,000(1)(4)	15.0	April 30, 2019	April 30, 2029
	5,000,000(1)(4)	15.0	April 30, 2020	April 30, 2030
	675(3)	—	January 31, 2018	—
Gang Ye	7,650,000(1)	15.0	February 28, 2018	February 28, 2028
	540(3)	—	January 31, 2018	—
	25,000(3)	—	February 28, 2018	—
Tony Tianyu Hou	*(1)	4.5	January 26, 2015	January 26, 2025
	*(1)	15.0	February 28, 2018	February 28, 2028
	*(3)	—	January 31, 2018	—
	*(3)	—	February 28, 2018	—
David Heng Chen Seng	*(3)	—	October 19, 2019	—
Khoon Hua Kuok	5,000(3)	—	October 19, 2019	—
David Jingye Chen	802,140(1)	1.8	January 11, 2014	January 11, 2024
	300,000(1)	4.5	January 26, 2015	January 26, 2025
	2,000,000(1)	15.0	February 28, 2018	February 28, 2028
	540(3)	—	January 31, 2018	—
	25,000(3)	—	February 28, 2018	—
Chris Zhimin Feng	*(1)	0.5	January 10, 2014	January 10, 2024
	*(1)	4.5	January 26, 2015	January 26, 2025
	*(1)	15.0	February 28, 2018	February 28, 2028
	*(1)	15.0	February 28, 2019	February 28, 2029
	*(3)	—	January 31, 2018	—
Yanjun Wang	*(1)	15.0	February 28, 2018	February 28, 2028
	*(3)	—	January 31, 2018	—
	*(3)	—	February 28, 2018	—
Terry Feng Zhao	*(1)	4.5	January 26, 2015	January 26, 2025
	*(1)	15.0	January 31, 2019	January 31, 2029
	*(3)	—	January 31, 2018	—
	*(3)	—	February 28, 2018	—
All directors and executive officers as a group	44,338,692

*	Each of these directors and executive officers beneficially owns less than 1% of our total outstanding shares as of December 31, 2020.

(1)	Represents options to purchase Class A ordinary shares.

(2)	Represents unvested restricted Class A ordinary shares.

(3)	Represents unvested restricted shares units for Class A ordinary shares.

(4)
Granted pursuant to the previously disclosed authorization by our board of directors on April 8, 2018 of options to purchase a total of twenty million Class A ordinary shares, which were granted to Mr. Li between April 2018 and April 2020 and to vest between April 2019 and April 2022.

In May 2019, the board of the company generally authorized grants to Forrest and certain other employees of options to purchase 20 million and 30 million Class A ordinary shares of the company, respectively, at US$22.50 per share, with the actual grants of such awards conditioned on the availability of such shares under our 2009 Plan. To date, these awards have not been granted. The awards, when granted, shall have a four-year vesting period commencing no earlier than January 1, 2022.

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

Our human capital has scaled alongside the growth of our business. We had a total of approximately 22,600, 29,800 and 33,800 employees as of December 31, 2018, 2019 and 2020, respectively. The following table indicates the distribution of our employees by function as of December 31, 2020:

Function	Number of Employees
General operation	16,000
Sales and marketing	9,400
General and administrative	3,100
Research and development	5,300
Total	33,800

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

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 5, 2021:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 519,588,563 ordinary shares issued and outstanding as of March 5, 2021, comprising 367,412,860 Class A ordinary shares and 152,175,703 Class B ordinary shares.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Total Class A and Class B Ordinary Shares†	Percentage of Total Voting Power Held ††
Directors and Executive Officers:(1)
Forrest Xiaodong Li(2)	45,722,991	92,101,446	25.1	37.7
Gang Ye(3)	33,285,313	—	6.4	2.9
Yuxin Ren	*	—	*	*
Tony Tianyu Hou	*	—	*	*
David Heng Chen Seng	*	—	*	*
Khoon Hua Kuok(4)	15,230,625	—	2.9	1.8
David Jingye Chen(5)	10,820,917	—	2.1	1.0
Chris Zhimin Feng	*	—	*	*
Yanjun Wang	*	—	*	*
Terry Feng Zhao	*	—	*	*
All directors and executive officers as a group	98,005,488	92,101,446	34.4	43.7
Principal Shareholders:
Tencent entities(6)	12,109,584	106,647,910	22.9	23.3
Blue Dolphins Venture Inc(7)	—	45,527,793	8.8	16.6
T. Rowe Price Associates, Inc.(8)	32,228,372	—	6.2	3.9

*	Less than 1% of our total outstanding shares on an as converted basis.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 5, 2021, by the sum of Class A and Class B ordinary shares, and the number of Class A ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after March 5, 2021.

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

(2)
Represents (i) 45,527,793 Class B ordinary shares held by Blue Dolphins Venture Inc, a British Virgin Islands company wholly-owned by Mr. Li, (ii) 668,291 Class A ordinary shares beneficially owned by Mr. Li (including through an entity solely owned and controlled by Mr. Li), (iii) 13,400,000 Class A Ordinary Shares issuable upon exercise of options held by Mr. Li within 60 days from March 5, 2021, (iv) 135 Class A Ordinary Shares issuable upon vesting of restricted share units held by Mr. Li within 60 days from March 5, 2021, (v) an aggregate of 31,654,565 Class A Ordinary Shares over which Mr. Li has received irrevocable voting proxies from the respective owners of such shares (namely, certain directors and employees, certain affiliates of our employees, Garena ESOP Program (PTC) Limited and a family member of Mr. Li), including 15,714,464 Class A Ordinary Shares issuable upon exercise of options within 60 days from March 5, 2021 and 769,351 Class A Ordinary Shares issuable upon vesting of restricted share units within 60 days from March 5, 2021, and (vi) 46,573,653 Class B ordinary shares held by Tencent for which it has given Mr. Li an irrevocable proxy to vote such Class B ordinary shares (such Class B ordinary shares do not include those shares covered solely by an irrevocable proxy giving Mr. Li the voting rights only over matters relating to our board size and composition).

(3)
Represents (i) 30,135,205 Class A ordinary shares held or beneficially owned by Mr. Ye, and (ii) 3,150,108 Class A ordinary shares issuable upon exercise of options or vesting of restricted share units held by Mr. Ye within 60 days from March 5, 2021. With respect to 9,083,107 Class A ordinary shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Mr. Ye.

(4)
Includes (i) 1,061,950 Class A ordinary shares held or beneficially owned by Bright Magic Investments Limited, a British Virgin Islands company, (ii) 1,270,000 Class A ordinary shares beneficially owned by Crystal White Limited, a Hong Kong company, (iii) 2,926,071 Class A ordinary shares held by Fexos Limited, a British Virgin Islands company, (iv) 4,065,000 Class A ordinary shares beneficially owned by Velmar Company Limited, a Hong Kong company, (v) 3,696,695 Class A ordinary shares beneficially owned by Macromind Investments Limited, a British Virgin Islands company, including 1,363,945 Class A ordinary shares underlying US$27 million principal amount of our 2023 convertible notes and 1,994,750 Class A ordinary shares underlying US$100 million principal amount of our 2024 convertible notes, both of which are currently convertible, (vi) 1,955,184 Class A ordinary shares held by City Jet Limited, a British Virgin Islands company, (vii) 26,000 Class A ordinary shares beneficially owned by Joyce M. Kuok Foundation, a Hong Kong company, (viii) 26,000 Class A ordinary shares beneficially owned by Zheng Ge Ru Foundation, a Hong Kong company, and (ix) 188,725 Class A ordinary shares held by Peacebright Assets Limited, a British Virgin Islands company. Bright Magic Investments Limited, Crystal White Limited, Fexos Limited, Macromind Investments Limited, and Velmar Company Limited are all wholly-owned subsidiaries of Kerry Group Limited. Mr. Kuok is a director of Kerry Group Limited and has indirect minority interests in these entities. Mr. Kuok may be deemed to have beneficial interests in the shares beneficially owned by these entities. City Jet Limited’s shareholders are Joyce M. Kuok Foundation and Zheng Ge Ru Foundation. As Mr. Kuok is a governor of these two foundations, he may be deemed to have or share investment power which includes the power to dispose, or to direct the disposition of, the shares beneficially owned by City Jet Limited and these two foundations. Peacebright Assets Limited is an investment company of a discretionary trust in which Mr. Kuok is one of the discretionary beneficiaries. Mr. Kuok disclaims beneficial ownership of Shares held or beneficially owned by all of the aforesaid entities for all other purposes. The business address of Kerry Group Limited is 32/F, Kerry Centre, 683 King’s Road, Quarry Bay, Hong Kong. The business address of all the other aforesaid entities is 31/F, Kerry Centre, 683 King’s Road, Quarry Bay, Hong Kong.

(5)
Represents (i) 8,268,669 Class A ordinary shares held or beneficially owned by Mr. Chen, and (ii) 2,552,248 Class A ordinary shares issuable upon exercise of options or vesting of restricted share units held by Mr. Chen within 60 days from March 5, 2021. With respect to 2,663,545 Class A ordinary shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Mr. Chen.

(6)
Represents (i) 4,613,333 Class A ordinary shares beneficially owned by Tencent Holdings Limited through Huang River Investment Limited, (ii) 106,647,910 Class B ordinary shares beneficially owned by Tencent Holdings Limited through Tencent Limited and another Tencent entity, which are both wholly-owned by Tencent Holdings Limited, and (iii) 7,496,251 Class A ordinary shares held by Tencent Limited. With respect to 46,573,653 Class B ordinary shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of the Tencent entities. Such Class B ordinary shares do not include those shares covered solely by an irrevocable proxy giving Mr. Li the voting rights only over matters relating to our board size and composition. Tencent Holdings Limited is a limited liability company organized and existing under the laws of the Cayman Islands and is currently listed on Hong Kong Stock Exchange. The registered office of Tencent Holdings Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(7)
Represents 45,527,793 Class B ordinary shares held by Blue Dolphins Venture Inc, a company wholly owned by Forrest Xiaodong Li. The registered address of Blue Dolphins Venture Inc is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(8)
Information is based on a Schedule 13G filed with the SEC on February 16, 2021 by T. Rowe Price Associates, Inc. ("Price Associates"). Price Associates reported sole voting power over 12,603,054 ADSs, each representing one Class A ordinary share, and sole dispositive power over 32,228,372 ADSs. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202, U.S.A.

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

As of March 5, 2021, 311,898,657 of our Class A ordinary shares were held as ADSs by the depositary for our ADS holders. Other than the depositary, we are not aware of any record shareholder being a United States citizen or an entity incorporated in the United States as of March 5, 2021.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For certain information as of December 31, 2020 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our share incentive plan, see “—B. Compensation—Share Incentive Plan.” Other than under the 2009 Plan, there are no arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our VIEs, Their Shareholders and Us

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Our VIEs, Their Shareholders and Us.”

Transactions with Certain Shareholder

In 2020, we paid Tencent US$110.7 million in royalties and license fees for licensing their games and US$23.4 million for cloud computing services provided by Tencent.

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

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

Class Action Litigation

On November 1, 2018, a putative class action captioned Plutte v. Sea Limited, et al., No. 655436/2018, was filed in New York state court against our Company, certain of our officers and directors, and the underwriters arising out of our October 2017 initial public offering. On January 25, 2019, the plaintiffs filed an amended complaint alleging that the prospectus and registration statements for our initial public offering contained material misstatements or omissions in violation of the U.S. securities laws. In March 2019, we moved to dismiss the action in its entirety. In July 2020, the parties reached agreement in principle to settle this class action at US$10.75 million. In April 2021, the court held a hearing where it gave its final approval to the settlement.  For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Other Operational Risks—We may be subject to risks related to litigation and regulatory proceedings.”

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

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Act (as amended) of the Cayman Islands, or Companies Act, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our Eighth Amended and Restated Memorandum and Articles of Association, the form of which was filed as Exhibit 3.2 to our registration statement on Form F-1 (File No. 333-220571) filed with the Securities and Exchange Commission on September 22, 2017. Our shareholders adopted our Eighth Amended and Restated Memorandum and Articles of Association by a special resolution on September 14, 2017, and effective immediately prior to the completion of our initial public offering of ADSs representing our Class A ordinary shares.

The following are summaries of material provisions of our Eighth Amended and Restated Memorandum and Articles of Association and the Companies Act as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

According to Clause 3 of our Eighth Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

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

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our Eighth Amended and Restated Memorandum and Articles of Association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they fall due in the ordinary course of business and we have funds lawfully available for such purpose.

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

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote for shareholders’ approval or authorization, except for certain class consents required under our articles of association. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to three votes, on all matters subject to the vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast in a general meeting. A special resolution requires the affirmative vote of 75% of the votes cast in a general meeting initially and, upon either the termination of the irrevocable proxy between our founder and Tencent relating to the size and/or composition of our board or the proxy between the same relating to other matters or the transfer of all the Class B ordinary shares held by Tencent to any person or entity which is not a permitted transferee of Tencent, then two-thirds of the votes cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our Eighth Amended and Restated Memorandum and Articles of Association. A special resolution will be required for important matters such as making changes to our memorandum and articles of association.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Eighth Amended and Restated Memorandum and Articles of Association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors. We, however, will hold an annual shareholders’ meeting during each fiscal year, as required by the New York Stock Exchange Listed Company Manual.

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

Liquidation

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company registered under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our Eighth Amended and Restated Memorandum of Association contains a declaration that the liability of our members is so limited.

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

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by our Eighth Amended and Restated Memorandum and Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “—H. Documents on Display.”

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

●	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	convert all or any of its paid-up shares into stock and reconvert the stock into paid-up shares of any denomination;

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

We believe that Sea Limited is not a Singapore tax resident for Singapore income tax purposes. However, the tax resident status of Sea Limited is subject to determination by the IRAS and uncertainties remain with respect to our tax residence status. It is not certain if Sea Limited will be classified as a Singapore tax resident. See “Item 3. Key Information—D. Risk Factors—Markets Related Risks” for a discussion of the Singapore tax consequences to non-resident investors if Sea Limited is deemed to be a Singapore tax resident. The statements below are based on the assumption that Sea Limited is not a tax resident in Singapore for Singapore income tax purposes.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs owned by U.S. Holders (as defined below) and to the underlying ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (“Regulations”), published positions of the Internal Revenue Service (the “IRS”), court decisions and other applicable authorities, all as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).

This discussion does not address all U.S. federal income tax considerations that may be applicable to U.S. Holders in light of their particular circumstances or U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

●	banks, insurance companies and other financial institutions;

●	entities treated as partnerships for U.S. federal income tax purposes, S corporations or other pass-through entities;

●	tax-exempt entities;

●	real estate investment trusts;

●	regulated investment companies;

●	brokers, dealers, traders in securities that elect to use a mark-to-market method of accounting;

●	certain former citizens or residents of the United States;

●	persons that elect to mark their securities to market;

●	persons who hold ADSs or ordinary shares as part of a hedging, integrated, straddle, conversion or constructive sale transaction for U.S. federal income tax purposes;

●	persons that have a functional currency other than the U.S. dollar; and

●	persons that actually or constructively own 10% or more of our stock by vote or value.

This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●
a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●
a trust, (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or (ii) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds the ADSs or ordinary shares, the tax treatment of a partner will generally depend on the status and the activities of the partnership. Partners in a partnership holding the ADSs or ordinary shares should consult their tax advisors regarding the tax considerations of an investment in the ADSs or ordinary shares.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms.

If a U.S. Holder holds ADSs, such holder will generally be treated as owning the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of any distribution to a U.S. Holder with respect to the ADSs or ordinary shares will generally be included in such holder’s gross income as ordinary dividend income on the date actually or constructively received by such holder, in the case of ordinary shares, or by the depositary, in the case of ADSs, to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that any distribution from us will generally be reported as a dividend. The amount of such dividend will include amounts withheld by us or our paying agent in respect of any foreign taxes. Any dividend from us will not be eligible for the dividends-received deduction generally allowed to corporations in respect of dividends received from U.S. corporations.

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

With respect to individuals and certain other non-corporate U.S. Holders, dividends may constitute “qualified dividend income” that is subject to tax at the lower applicable capital gains rates provided that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, (2) we are not a PFIC for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period and other requirements are met. The ADSs, but not our ordinary shares, are listed on the NYSE so we anticipate that the ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard. U.S. Holders should consult their tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to the ADSs.

Dividends from us will constitute non-U.S. source income and be treated as “passive category income” for foreign tax credit limitation purposes. U.S. Holders may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding tax imposed on dividends received on the ADSs or ordinary shares. If a U.S. Holder does not elect to claim a foreign tax credit for foreign taxes withheld, such holder may instead claim a deduction for U.S. federal income tax purposes in respect of such taxes, but only for a year in which such holder elects to do so for all creditable foreign income taxes. U.S. Holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss on any sale or other disposition of the ADSs or ordinary shares equal to the difference between the amount realized with respect to such ADSs or ordinary shares and such holder’s tax basis in such ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Individuals and certain other non-corporate U.S. Holders who have held such ADSs or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S.-source gain or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is generally categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own (or are deemed to own), directly, indirectly or constructively, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes because we are entitled to substantially all of their economic benefits and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for U.S. federal income tax purposes, the composition of our income and assets would change and we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, based on our income and assets, and the value of the ADSs, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2020, and do not anticipate becoming a PFIC for the current taxable year or for the foreseeable future. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash, our risk of becoming classified as a PFIC may substantially increase. In addition, because we have valued our goodwill based on the market value of the ADSs, a decrease in the market value of the ADSs may also result in our becoming a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, such holder will be subject to special tax rules with respect to any “excess distribution” that such holder receives on the ADSs or ordinary shares and any gain such holder realizes from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless such holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the second preceding paragraph. If a U.S. Holder makes a valid mark-to-market election for the ADSs, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of such holder’s taxable year over such holder’s adjusted basis in such ADSs. The U.S. Holder is allowed a deduction for the excess, if any, of such holder’s adjusted basis in the ADSs over their fair market value as of the close of the taxable year. Deductions are allowable however, only to the extent of any net mark-to-market gains on the ADSs included in the U.S. Holder’s income for prior taxable years. Amounts included in the U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs, as well as to any loss realized on the actual sale or disposition of the ADSs, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included in income with respect to such ADSs. The U.S. Holder’s basis in the ADSs will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes such a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate for qualified dividend income would not apply). If a U.S. Holder makes a valid mark-to-market election, and we subsequently cease to be classified as a PFIC, such U.S. Holder will not be required to take into account the mark-to-market income or loss described above during any period that we are not classified as a PFIC.

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable Regulations. We expect that the ADSs will continue to be listed on the NYSE, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, if a U.S. Holder holds the ADSs, it is expected that the mark-to-market election would be available to such holder were we to become a PFIC. A mark-to-market election may not, however, be made with respect to the ordinary shares, as they are not marketable stock. Accordingly, if we are a PFIC during any year in which a U.S. Holder holds ordinary shares, such holder will generally be subject to the special tax rules discussed above.

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

If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, such holder must generally file an annual report with the IRS regarding their ownership of the ADSs or ordinary shares. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations of holding and disposing of the ADSs or ordinary shares if we are or become a PFIC, including the availability and possibility of making a mark-to-market election.

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

We previously filed with the SEC registration statement on Form F-1 (File No. 333-220571), as amended, including the prospectus contained therein, together with the post-effective registration statement on Form F-1 (File No. 333-221029) to register additional securities that become effective immediately upon filing, to register our Class A ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File No. 333-220861) to register our ADSs and registration statements on Form S-8 (File No. 333-222071, No. 333-223551, No. 333-229137, No. 333-232859, No. 333-235799 and No. 333-251873) to register our securities to be issued under our 2009 Plan.

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

Foreign currency exchange rates for currencies in some of our markets have experienced substantial volatility. It is difficult to predict how market forces or the government policies in those markets may impact the exchange rates against the U.S. dollar in the future. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.”

As of December 31, 2020, we had cash, cash equivalents and restricted cash of US$7,053.4 million. We had U.S. dollar-denominated cash, cash equivalents and restricted cash of US$5,355.1 million, Singapore dollar-denominated cash, cash equivalents and restricted cash of US$549.2 million, Indonesian rupiah-denominated cash, cash equivalents and restricted cash of US$282.1 million, Malaysian ringgit-denominated cash, cash equivalents and restricted cash of US$211.6 million, and cash, cash equivalents and restricted cash denominated in other currencies of US$655.4 million. If the U.S. dollar had strengthened or weakened by 100 basis points against Singapore dollar, our cash, cash equivalents and restricted cash would have decreased or increased by US$5.5 million. If the U.S. dollar had strengthened or weakened by 100 basis points against Indonesian rupiah, our cash, cash equivalents and restricted cash would have decreased or increased by US$2.8 million. If the U.S. dollar had strengthened or weakened by 100 basis points against Malaysian ringgit, our cash, cash equivalents and restricted cash would have decreased or increased by US$2.1 million. If the U.S. dollar had strengthened or weakened by 100 basis points against each of the other currencies in which we held cash, cash equivalents and restricted cash, our cash, cash equivalents and restricted cash would have decreased or increased by US$6.6 million.

Credit Risk

We are exposed to credit risk from our operating activities (primarily from trade and other receivables) and from our financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Our objective is to seek continual revenue growth while minimizing losses incurred due to increased credit risk exposure. Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, other receivables, loans receivable, held to maturity investments, available-for-sale investments, and amounts due from related parties. As of December 31, 2020, substantially all of our cash and cash equivalents were held at major financial institutions in the respective locations of our region. We believe that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions.

Inflation Risk

The majority of our revenue was generated in Indonesia, Taiwan, Vietnam, Thailand, Malaysia and the Philippines in 2020. Inflation did not have a material impact on our results of operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Our ADSs, each of which represents one Class A ordinary share, are listed on the New York Stock Exchange. The Bank of New York Mellon is the depositary of our ADS program. A holder of ADSs may have to pay certain fees of The Bank of New York Mellon, as depositary, and certain taxes, registration and transfer charges and fees and governmental charges and fees. The depositary collects fees for delivery and surrender of ADSs directly from holders depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to holders by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing holders or by charging the book-entry system accounts of participants acting for them. The depositary may collect any fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to deliver ADSs or deposited shares or to forward any distributions until its fees for those services are paid.

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

Persons depositing or withdrawing shares or holders of ADSs must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion thereof)
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.05 (or less) per ADS (or portion thereof)	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$.05 (or less) per ADS (or portion thereof) per annum	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

ITEM 15.	CONTROLS AND PROCEDURES

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

Our management, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2020. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls, and procedure are designed to provide reasonable assurance of achieving their objectives. Based on this evaluation, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2020.

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

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on the results of this assessment and on those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2020.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report.

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

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 of our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017. A copy of our code of business conduct and ethics is available on our website at www.sea.com.

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

	For the Year Ended December 31,
	2019	2020
	(US$ thousands)
Audit fees(1)	2,700	3,676
Tax fees(2)	78	59
Audit related fees(3)	346	58
Other fees(4)	—	803

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements. This category also included professional services rendered by our independent registered public accounting firm for statutory audits required by non-U.S. jurisdictions. In 2020, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	“Tax fees” means the aggregate fees billed for the tax services provided with respect to tax consulting and tax audit assistance.

(3)
“Audit-related fees” means the aggregate fees billed in each fiscal year listed for professional services rendered by our principal auditors related to the audit of our financial statements that are not reported under “audit fees.”

(4)	“Other fees” means the aggregate fees billed for transaction advisory services with respect to the review of our regulatory compliance and transaction due diligence.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young LLP, our independent registered public accounting firm, including audit services, audit-related services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

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

Section 303A.01 of the New York Stock Exchange Listed Company Manual requires a listed company to have a majority of independent directors, which is not required under the Companies Act of the Cayman Islands. Currently, our board of directors is composed of six members, two of whom are independent directors as described under “Item 6. Directors, Senior Management and Employees—C. Board Practice.”

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

Other than the home country practice described above, we are not aware of any significant ways in which our corporate governance practices differ from those followed by U.S. domestic companies under the New York Stock Exchange listing rules. See “Item 3. Key Information—D. Risk Factors—Risks Related to the ADS—We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to domestic public companies in the United States.”

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

3.1
Irrevocable Proxy, dated as of September 1, 2017, between the founder of Sea Limited, on the one hand, and Tencent Holdings Limited, Tencent Limited and Tencent Growthfund Limited, on the other hand (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.1
Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 10.1 from the post-effective amendment No.1 to our registration statement on Form S-8 (File No. 333-223551) filed with the SEC on March 28, 2018)

4.2
Form of Indemnification Agreement between Sea Limited and each director and executive officer (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.3
Form of Employment Letter with each executive officer (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.4†
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
4.9
Form of Equity Interest Pledge Agreement among Sea Limited or its Cayman Islands subsidiary, each VIE of Sea Limited and the shareholder(s) of each VIE of Sea Limited (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.10
Form of Power of Attorney granted by the shareholder(s) of each VIE of Sea Limited (incorporated by reference to Exhibit 10.14 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.11
Form of Spousal Consent Letter granted by the spouse(s) of the shareholder(s) of each VIE of Sea Limited (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.12†
Amended and Restated Mobile Game Development Agreement, dated as of March 8, 2018, by and between Garena Online Private Limited and Proxima Beta Private Limited (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F filed with the SEC on April 10, 2018)

4.13	Indenture, dated as of June 18, 2018, by and between Sea Limited and Wilmington Trust, National Association

4.14†	Master License Agreement, dated as of November 16, 2018, by and between Garena Online Private Limited and Shenzhen Tencent Computer Systems Company Limited

4.15	Indenture, dated as of November 18, 2019, by and between Sea Limited and Wilmington Trust, National Association

4.16*	Indenture, dated as of May 22, 2020, by and between Sea Limited and Wilmington Trust, National Association

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities of Sea Limited

11.1
Code of Business Conduct and Ethics of Sea Limited (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

12.1*	Certification by the Group Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Group Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Group Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Group Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of LCS & Partners

15.4*	Consent of Kudun and Partners Company Limited

15.5*	Consent of Rajah & Tann Singapore LLP

Exhibit Number	Description of Document
101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

†	Confidential treatment has been granted by the U.S. Securities and Exchange Commission with respect to portions of the exhibit that have been redacted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sea Limited

By:	/s/ Forrest Xiaodong Li
Name:	Forrest Xiaodong Li
Title:	Chairman and Group Chief Executive Officer

Date: April 16, 2021

SEA LIMITED

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2018, 2019 AND 2020

SEA LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sea Limited (the Company) as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive loss, cash flows, and shareholders‘ equity (deficit) for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements“). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 16, 2021 expressed an unqualified opinion thereon.

Adoption of Topic 842 Leases

As discussed in Note 2(s) to the consolidated financial statements, the Company has changed its method for accounting for leases in 2019 due to the adoption of Topic 842 Leases.

Adoption of ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments

As discussed in Note 2(g) to the consolidated financial statements, the Company has changed its method for accounting for accounts receivable, loans receivable and allowance for credit losses in 2020 due to the adoption of ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.

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

Recognition of Digital Entertainment (“DE”) Revenue

Description of the Matter
For the year ended December 31, 2020, the Company’s revenue arising from DE was $2,016.0 million.

As outlined in Note 2(o) of the consolidated financial statements, DE revenue is recognized over the performance obligation period. The Company has determined that an implied obligation exists to the paying users to continue providing access to the purchased virtual goods within the online games over an estimated delivery obligation period. Such delivery obligation period is determined in accordance with the estimated average lifespan of the virtual goods sold or the estimated average lifespan of the paying users of the said games or similar games.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited

Critical Audit Matters (continued)

Measurement of long-lived assets in E-commerce (“EC”) segment

Description of the Matter
As at December 31, 2020, the Company’s long-lived assets in EC segment amounted to approximately 74.7% of the Company’s long-lived assets. The long-lived assets include property and equipment and intangible assets.

As outlined in Note 2(m) to the consolidated financial statements, the Company evaluates its long-lived assets for impairment when there are events or changes in circumstances which indicate that the carrying amounts of the long-lived assets may not be recoverable. Due to the continued losses incurred by the EC segment, the Company evaluated the related long-lived assets for impairment at the asset group level by comparing the carrying amount of the asset group to the recoverable value determined by forecasted undiscounted cash flows expected to be generated by this asset group.

Auditing management’s long-lived assets impairment test was highly judgmental due to the magnitude of the carrying amount of long-lived assets and management’s judgement in estimating the recoverable value (undiscounted cash flows) of the asset group, which were sensitive to key assumptions such as projected revenue and sales and marketing expenses.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s long-lived asset impairment process to determine the recoverable value of the asset group. For example, we tested controls over management’s review of the key assumptions used in estimating the recoverable value.

To test the impairment of long-lived assets, our audit procedures included, among others, obtaining an understanding from management regarding the basis of which the undiscounted cash flows were prepared and assessing the reasonableness of the forecasted undiscounted cash flows by comparing them against the Company’s business strategies and underlying key assumptions over the forecast periods, taking into consideration current industry and economic trends. We performed sensitivity analyses over the key assumptions described above to evaluate the changes to the estimated recoverable value for the asset group that would result from changes in the assumptions.

/s/ Ernst & Young LLP

We have served as the Company‘s auditor since 2010.

Singapore
April 16, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited

Opinion on Internal Control Over Financial Reporting

We have audited Sea Limited’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Sea Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive loss, cash flows, and shareholders‘ equity (deficit) for each of the three years in the period ended December 31, 2020, and the related notes and our report dated April 16, 2021 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP

Singapore
April 16, 2021

SEA LIMITED

CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,
	Note	2019 $	2020 $
ASSETS
Current assets
Cash and cash equivalents		3,118,988	6,166,880
Restricted cash		434,938	859,192
Accounts receivable, net of allowance for credit losses of $4,083 and $7,978, as of December 31, 2019 and December 31, 2020 respectively	5	187,035	362,999
Prepaid expenses and other assets	6	535,187	1,054,229
Loans receivable, net of allowance for credit losses of nil and $20,872, as of December 31, 2019 and December 31, 2020 respectively	7	–	285,937
Inventories, net		26,932	64,219
Short-term investments	11	102,324	126,099
Amounts due from related parties		4,735	19,449

Total current assets		4,410,139	8,939,004

Non-current assets
Property and equipment, net	8	318,620	386,401
Operating lease right-of-use assets, net	9	182,965	234,555
Intangible assets, net	10	15,020	39,773
Long-term investments	11	113,797	190,482
Prepaid expenses and other assets	6	65,684	204,804
Loans receivable, net of allowance for credit losses of nil and $19,612, as of December 31, 2019 and December 31, 2020 respectively	7	–	117,149
Restricted cash		16,652	27,321
Deferred tax assets	19	70,340	99,904
Goodwill	4	30,952	216,278

Total non-current assets		814,030	1,516,667

Total assets		5,224,169	10,455,671

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,
	Note	2019 $	2020 $

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (including accounts payable of the Consolidated VIEs without recourse to the primary beneficiaries of $11,274 and $19,290 as of December 31, 2019 and 2020, respectively)		69,370	121,637
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $93,146 and $107,512 as of December 31, 2019 and 2020, respectively)	12	980,805	2,033,461
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of $6,116 and $11,014 as of December 31, 2019 and 2020, respectively)		65,062	161,379
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of $1,569 and $2,347 as of December 31, 2019 and 2020, respectively)		34,990	42,613
Short-term borrowings (including short-term borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of $1,258 and nil as of December 31, 2019 and 2020, respectively)	13	1,258	–
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of $8,797 and $10,122 as of December 31, 2019 and 2020, respectively)	9	56,320	74,506
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $133,362 and $212,377 as of December 31, 2019 and 2020, respectively)		1,097,868	2,150,165
Convertible notes (including convertible notes of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2019 and 2020, respectively)	14	29,481	–
Income tax payable (including income tax payable of the Consolidated VIEs without recourse to the primary beneficiaries of $5,850 and $566 as of December 31, 2019 and 2020, respectively)		27,212	52,306

Total current liabilities		2,362,366	4,636,067

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,
	Note	2019 $	2020 $
Non-current liabilities
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $1,357 and $1,907 as of December 31, 2019 and 2020, respectively)	12	25,802	36,159
Long-term borrowings (including long-term borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of $358 and nil as of December 31, 2019 and 2020, respectively)	13	358	–
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of $20,129 and $16,916 as of December 31, 2019 and 2020, respectively)	9	144,000	177,870
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $49,325 and $55,200 as of December 31, 2019 and 2020, respectively)		160,708	343,297
Convertible notes (including convertible notes of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2019 and 2020, respectively)	14	1,356,332	1,840,406
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2019 and 2020, respectively)	19	975	1,526
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of $976 and $107 as of December 31, 2019 and 2020, respectively)		976	107

Total non-current liabilities		1,689,151	2,399,365

Total liabilities		4,051,517	7,035,432

Commitments and contingencies	24

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and par value)

		As of December 31,
	Note	2019 $	2020 $
Shareholders’ equity
Class A Ordinary shares (Par value of US$0.0005 per share; Authorized: 14,800,000,000 and 14,800,000,000 shares as of December 31, 2019 and 2020, respectively; Issued and outstanding: 311,068,949 and 359,755,767 shares as of December 31, 2019 and 2020, respectively)	16	154	179
Class B Ordinary shares (Par value of US$0.0005 per share; Authorized: 200,000,000 and 200,000,000 shares as of December 31, 2019 and 2020, respectively; Issued and outstanding: 152,175,703 and 152,175,703 shares as of December 31, 2019 and 2020, respectively)	16	76	76
Additional paid-in capital		4,687,284	8,526,571
Accumulated other comprehensive income	17	5,449	4,681
Statutory reserves	18	46	2,363
Accumulated deficit		(3,530,585)	(5,150,958)

Total Sea Limited shareholders’ equity		1,162,424	3,382,912
Non-controlling interests		10,228	37,327

Total shareholders’ equity		1,172,652	3,420,239

Total liabilities and shareholders’ equity		5,224,169	10,455,671

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in thousands of US dollars (“$”))

			Year ended December 31,
	Note		2018 $	2019 $	2020 $

Revenue
Service revenue
Digital entertainment			462,464	1,136,017	2,015,972
E-commerce and other services			270,049	822,659	1,777,330

Sales of goods			94,455	216,702	582,362

Total revenue			826,968	2,175,378	4,375,664

Cost of revenue
Cost of service
Digital entertainment			(267,359)	(435,905)	(702,329)
E-commerce and other services			(446,281)	(907,518)	(1,743,773)

Cost of goods sold			(98,570)	(227,035)	(580,657)

Total cost of revenue			(812,210)	(1,570,458)	(3,026,759)

Gross profit			14,758	604,920	1,348,905

Operating income (expenses)
Other operating income			9,799	15,890	189,645
Sales and marketing expenses			(705,015)	(969,543)	(1,830,875)
General and administrative expenses			(240,781)	(385,865)	(657,215)
Research and development expenses			(67,529)	(156,634)	(353,785)

Total operating expenses			(1,003,526)	(1,496,152)	(2,652,230)

Operating loss			(988,768)	(891,232)	(1,303,325)
Interest income			11,520	33,935	24,804
Interest expense			(31,295)	(48,208)	(148,243)
Investment gain (loss), net			8,603	11,794	(17,820)
Changes in fair value of convertible notes	14(a	)	41,259	(472,877)	(87)
Foreign exchange gain (loss)			4,801	(2,031)	(38,567)

Loss before income tax and share of results of equity investees			(953,880)	(1,368,619)	(1,483,238)
Income tax expense	19		(4,088)	(85,864)	(141,640)
Share of results of equity investees	11		(3,066)	(3,239)	721

Net loss			(961,034)	(1,457,722)	(1,624,157)

Net (profit) loss attributable to non-controlling interests			(207)	(5,077)	6,101

Net loss attributable to Sea Limited’s ordinary shareholders			(961,241)	(1,462,799)	(1,618,056)

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

		Year ended December 31,
	Note	2018 $	2019 $	2020 $
Loss per share:
Basic and diluted	20	(2.84)	(3.35)	(3.39)

Weighted average shares used in loss per share computation:
Basic and diluted		338,472,987	436,601,801	477,264,888

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2018 $	2019 $	2020 $

Net loss	(961,034)	(1,457,722)	(1,624,157)

Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments:
Translation (loss) gain	(13,858)	3,230	2,532

Net change	(13,858)	3,230	2,532

Available-for-sale investments:
Change in unrealized gain (loss)	18,269	(12,869)	(4,393)

Net change	18,269	(12,869)	(4,393)

Total other comprehensive income (loss), net of tax	4,411	(9,639)	(1,861)

Less: total comprehensive (loss) income attributable to non-controlling interests	(120)	(5,188)	7,146

Total comprehensive loss attributable to Sea Limited’s ordinary shareholders	(956,743)	(1,472,549)	(1,618,872)
The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2018 $	2019 $	2020 $

Cash flows from operating activities
Net loss	(961,034)	(1,457,722)	(1,624,157)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for credit losses	2,189	3,581	57,509
Amortization of discount on convertible notes	14,154	33,334	88,198
Amortization of intangible assets	23,826	4,849	11,694
Changes in fair value of convertible notes	(41,259)	472,877	87
Deferred income tax	(19,797)	(4,333)	(27,451)
Depreciation of property and equipment	54,902	116,783	169,067
Gain on disposal of subsidiaries	–	–	(62,115)
Gain on disposal of investments	(7,685)	(129)	–
Gain on re-measurement of equity interests	–	(4,500)	(3,003)
Impairment loss on intangible assets	5,166	–	5,713
Impairment loss on investments	3,416	1,155	61,238
Loss on debt extinguishment	–	–	24,400
Net foreign exchange differences	(10,230)	(292)	11,298
Prepaid licensing fees written-off	4,544	–	–
Share-based compensation	58,121	117,069	290,246
Share of results of equity investees	3,066	3,239	(721)
Unrealized loss on marketable securities	–	–	24,150
Others	2,589	1,891	3,550

Operating cash flows before changes in working capital:	(868,032)	(712,198)	(970,297)

Inventories	(28,465)	11,762	(38,528)
Accounts receivable	(38,524)	(86,546)	(174,767)
Prepaid expenses and other assets	(159,025)	(214,926)	(527,139)
Amounts due from related parties	(3,306)	538	(10,897)
Operating lease right-of-use assets	–	(62,140)	(45,203)
Accounts payable	29,733	31,381	50,860
Accrued expenses and other payables	354,946	354,151	943,586
Advances from customers	2,727	34,263	92,851
Operating lease liabilities	–	70,901	46,352
Deferred revenue	204,161	637,214	1,162,399
Income tax payable	(75)	17,207	25,505
Amounts due to related parties	10,640	(11,742)	1,146

Net cash (used in) generated from operating activities	(495,220)	69,865	555,868

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2018 $	2019 $	2020 $

Cash flows from investing activities
Purchase of property and equipment	(177,343)	(239,844)	(336,274)
Purchase of intangible assets	(1,142)	(7,254)	(20,780)
Purchase of investments	(69,641)	(118,462)	(219,548)
Proceeds from disposal of property and equipment	668	1,236	1,732
Proceeds from disposal of intangible assets	245	–	–
Proceeds from sale and maturity of investments	22,685	640	19,541
Distributions from investments	–	465	1,294
Acquisition of businesses, net of cash acquired	–	–	(92,190)
Disposal of subsidiaries, net of cash disposed	–	–	15,008
Change in loans receivable	–	–	(255,695)

Net cash used in investing activities	(224,528)	(363,219)	(886,912)

Cash flows from financing activities
Proceeds from issuance of convertible notes, net	564,938	1,138,500	1,141,362
Purchase of capped call	–	(97,060)	(135,700)
Proceeds from borrowings	2,055	868	1,224
Repayment of borrowings	(2,698)	(2,871)	(31,833)
Proceeds from issuance of ordinary shares, net	4,574	1,538,802	2,970,248
Transaction with non-controlling interests	(25,768)	–	(20,736)
Proceeds from partial disposal of a subsidiary without a loss in control	3,527	–	–
Contribution by non-controlling interest	–	1,356	4,631
Payments for exchange and conversion of convertible notes	–	–	(50,009)
Change in accrued expenses and other payables	–	–	(146,055)

Net cash generated from financing activities	546,628	2,579,595	3,733,132

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(12,546)	25,025	80,727
Net (decrease) increase in cash, cash equivalents and restricted cash	(185,666)	2,311,266	3,482,815
Cash, cash equivalents and restricted cash at beginning of the year	1,444,978	1,259,312	3,570,578

Cash, cash equivalents and restricted cash at end of the year	1,259,312	3,570,578	7,053,393

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2018 $	2019 $	2020 $

Supplement disclosures of cash flow information:

Income taxes paid	(23,961)	(74,349)	(144,874)
Interest paid	(42,901)	(13,501)	(42,003)

Supplement disclosures of non-cash activities:

Purchase of property and equipment included in accrued expenses and other payables	7,579	(9,804)	1,834
Purchase of intangible assets included in accrued expenses and other payables	(444)	(422)	484
Purchase of property and equipment included in prepayments	(6,104)	3,851	(83,782)
Purchase of intangible assets included in prepayments	4,547	51	(6,638)
Conversion and exchange of convertible notes into ordinary shares	(48,975)	(1,080,112)	(464,930)
Acquisition of a subsidiary by conversion of convertible notes	–	–	72,000
Proceeds from disposal of a subsidiary included in prepaid expenses and other assets	–	–	12,870
Transfers of loans receivable to prepaid expenses and other assets	–	–	8,830

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note		No of ordinary shares	Ordinary shares $	Additional paid-in capital $	Accumulated other comprehensive income $	Statutory reserves $	Accumulated deficit $	Total Sea Limited shareholders’ equity (deficit) $	Non- controlling interests $	Total Shareholders’ equity (deficit) $

Balance as of January 1, 2018			334,966,213	167	1,564,656	10,701	46	(1,106,545)	469,025	6,106	475,131

Comprehensive loss:
Net loss for the year			–	–	–	–	–	(961,241)	(961,241)	207	(961,034)
Foreign currency translation adjustments			–	–	–	(13,771)	–	–	(13,771)	(87)	(13,858)
Net change in unrealized gain on available-for-sale investments			–	–	–	18,269	–	–	18,269	–	18,269
Transaction with non-controlling interests			–	–	(21,047)	–	–	–	(21,047)	(4,721)	(25,768)
Disposal of interest in a subsidiary without change in control			–	–	1,348	–	–	–	1,348	2,179	3,527
Conversion of convertible notes into Class A ordinary shares	14(a	)	3,592,415	2	48,973	–	–	–	48,975	–	48,975
Equity component of convertible notes	14(b	)	–	–	152,714	–	–	–	152,714	–	152,714
Shares issued to depositary bank			3,200,000	–	–	–	–	–	–	–	–
Exercise of share options			1,705,147	1	4,573	–	–	–	4,574	–	4,574
Restricted share awards and restricted share units issued			68,000	–	–	–	–	–	–	–	–
Share-based compensation			–	–	58,015	–	–	–	58,015	–	58,015
Settlement of share incentives with shares held by depositary bank			(933,007)	–	–	–	–	–	–	–	–
Balance as of December 31, 2018			342,598,768	170	1,809,232	15,199	46	(2,067,786)	(243,139)	3,684	(239,455)

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note		No of ordinary shares	Ordinary shares $	Additional paid-in capital $	Accumulated other comprehensive income $	Statutory reserves $	Accumulated deficit $	Total Sea Limited shareholders’ (deficit) equity $	Non- controlling interests $	Total Shareholders’ (deficit) equity $

Balance as of January 1, 2019			342,598,768	170	1,809,232	15,199	46	(2,067,786)	(243,139)	3,684	(239,455)

Comprehensive loss:
Net loss for the year			–	–	–	–	–	(1,462,799)	(1,462,799)	5,077	(1,457,722)
Foreign currency translation adjustments			–	–	–	3,119	–	–	3,119	111	3,230
Net change in unrealized gain on available-for-sale investments			–	–	–	(12,869)	–	–	(12,869)	–	(12,869)
Conversion of convertible notes into Class A ordinary shares	14(a	)	45,645,884	23	1,080,089	–	–	–	1,080,112	–	1,080,112
Issuance of Class A ordinary shares, net of issuance costs	16		69,000,000	35	1,517,923	–	–	–	1,517,958	–	1,517,958
Capital contributed by non-controlling interest			–	–	–	–	–	–	–	1,356	1,356
Equity component of convertible notes	14(b	)	–	–	240,582	–	–	–	240,582	–	240,582
Purchase of capped calls related to issuance of convertible notes	14(b	)	–	–	(97,060)	–	–	–	(97,060)	–	(97,060)
Shares issued to depositary bank			6,000,000	–	–	–	–	–	–	–	–
Exercise of share options			3,736,976	2	20,843	–	–	–	20,845	–	20,845
Restricted share awards and restricted share units issued			1,983,639	–	–	–	–	–	–	–	–
Share-based compensation			–	–	115,675	–	–	–	115,675	–	115,675
Settlement of share incentives with shares held by depositary bank			(5,720,615)	–	–	–	–	–	–	–	–
Balance as of December 31, 2019			463,244,652	230	4,687,284	5,449	46	(3,530,585)	1,162,424	10,228	1,172,652

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note		No of ordinary shares	Ordinary shares $	Additional paid-in capital $	Accumulated other comprehensive income $	Statutory reserves $	Accumulated deficit $	Total Sea Limited shareholders’ equity $	Non- controlling interests $	Total Shareholders’ equity $

Balance as of January 1, 2020			463,244,652	230	4,687,284	5,449	46	(3,530,585)	1,162,424	10,228	1,172,652

Comprehensive loss:
Net loss for the year			–	–	–	–	–	(1,618,056)	(1,618,056)	(6,101)	(1,624,157)
Foreign currency translation adjustments			–	–	–	3,603	–	–	3,603	(1,071)	2,532
Net change in unrealized gain on available-for-sale investments			–	–	–	(4,419)	–	–	(4,419)	26	(4,393)
Acquisition of subsidiaries			–	–	–	–	–	–	–	39,594	39,594
Appropriation of statutory reserves			–	–	–	–	2,317	(2,317)	–	–	–
Equity component of convertible notes	14(b	)	–	–	284,727	–	–	–	284,727	–	284,727
Purchase of capped calls related to issuance of convertible notes	14(b	)	–	–	(135,700)	–	–	–	(135,700)	–	(135,700)
Conversion of convertible notes into Class A ordinary shares			27,406,818	14	464,916	–	–	–	464,930	–	464,930
Issuance of Class A ordinary shares, net of issuance costs	16		15,180,000	8	2,908,291	–	–	–	2,908,299	–	2,908,299
Capital contributed by non-controlling interest			–	–	–	–	–	–	–	4,631	4,631
Transactions with non-controlling interests			–	–	(20,294)	48	–	–	(20,246)	(490)	(20,736)
Disposal of interest in a subsidiary			–	–	–	–	–	–	–	(11,971)	(11,971)
Shares issued to depositary bank			6,000,000	–	–	–	–	–	–	–	–
Exercise of share options			2,861,169	1	61,948	–	–	–	61,949	–	61,949
Restricted share awards and restricted share units issued			3,247,992	2	(2)	–	–	–	–	–	–
Share-based compensation			–	–	275,401	–	–	–	275,401	2,481	277,882
Settlement of share incentives with shares held by depositary bank			(6,009,161)	–	–	–	–	–	–	–	–
Balance as of December 31, 2020			511,931,470	255	8,526,571	4,681	2,363	(5,150,958)	3,382,912	37,327	3,420,239

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION

Sea Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on May 8, 2009 and conducts its business primarily through its subsidiaries and variable interest entities (“VIEs”) in markets including Singapore, Thailand, Taiwan, Vietnam, Indonesia, Malaysia and the Philippines. The Company is principally engaged in the digital entertainment, e-commerce and digital financial service businesses in the region.

(a)	As of December 31, 2020, significant subsidiaries of the Company include the following entities:

Entity	Date of Incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company		Principal activities
			2019	2020

Garena Online Private Limited (“Garena Online”)	May 8, 2009	Singapore	100	100	Game operations and software development

Shopee Limited (formerly known as Shopee Southeast Asia Limited)	January 16, 2015	Cayman Islands	100	100	Investment holding company

Shopee Singapore Private Limited	February 5, 2015	Singapore	100	100	Online platform

PT Shopee International Indonesia	August 5, 2015	Indonesia	100	100	Online platform

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(b)	VIE structure

The Company operates in various markets in the region that have certain restrictions on foreign ownership of local companies. To comply with these foreign ownership restrictions, the Company conducts certain businesses through VIEs using contractual agreements (the “VIE Agreements”).

The following is a summary of the key terms of the VIE Agreements that were signed amongst the primary beneficiary and the respective shareholders of the VIEs (collectively the “VIE Shareholders”):

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

Exclusive Option Agreements (continued)

The exclusive option agreements will remain in effect until the respective VIE Shareholder has transferred such shareholder’s equity interests in the VIEs to the primary beneficiary or their respective designee.

Powers of Attorney

In order to ensure that the Company is able to make all of the decisions concerning the VIEs, the primary beneficiary has entered into powers of attorney with the shareholders of these VIEs. Pursuant to the powers of attorney, each VIE Shareholder has irrevocably appointed the primary beneficiary as their attorney-in-fact to act for all matters pertaining to such shareholding in these VIEs and to exercise all of their rights as shareholders, including but not limited to attending shareholders’ meetings and designating and appointing directors, supervisors, the chief executive officer and other senior management members of these entities, and selling, transferring, pledging or disposing the shares of these entities. The primary beneficiary may authorize or assign its rights to any other person or entity at its sole discretion without prior notice to or prior consent from the VIE Shareholders of these VIEs.

Each power of attorney remains in effect until the VIE Shareholder ceases to hold any equity interest in the respective VIE.

Equity Interest Pledge Agreements

In order to secure the performance of the VIEs and the VIE Shareholders under the contractual arrangements, each of the VIE Shareholders of the VIEs has pledged all of their shares to the primary beneficiary. These pledges secure the contractual obligations and indebtedness of the VIE Shareholders, including all penalties, damages and expenses incurred by the primary beneficiary in connection with the contractual arrangements, and all other payments due and payable to the primary beneficiary by the respective VIEs under the exclusive business cooperation agreements and by the VIE Shareholders under the loan agreements, exclusive option agreements, and powers of attorney. Should the VIEs or their respective VIE Shareholders breach or default under any of the contractual arrangements, the primary beneficiary has the right to require the transfer of the respective VIE Shareholders’ pledged equity interests in the VIEs to the primary beneficiary or their respective designee, to the extent permitted by laws, or require a sale of the pledged equity interests and has priority in any proceeds from the auction or sale of such pledged interests. Moreover, the primary beneficiary has the right to collect any and all dividends in respect of the pledged equity interests during the term of the pledge.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(b)	VIE structure (continued)

Equity Interest Pledge Agreements (continued)
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

Exclusive Business Cooperation Agreements

In order to ensure that the Company receives the economic benefits of the VIEs, the primary beneficiary has entered into exclusive business cooperation agreements with these VIEs under which the primary beneficiary has the exclusive right to provide or to designate any third party to provide, among other things, technical support, consulting services, intellectual property licenses and other services to these VIEs, and these VIEs agree to accept all services provided by the primary beneficiary or their respective designee. Without the primary beneficiary’s prior written consent, the VIEs are prohibited from directly or indirectly engaging any third party to provide the same or any similar services under these agreements or establishing similar cooperative relationships with any third party regarding the matters contemplated by these agreements. In addition, the primary beneficiary shall have exclusive and proprietary ownership, rights and interests in any and all intellectual properties arising out of or created during the performance of the exclusive business cooperation agreements.

The VIEs agree to pay a monthly fee to the primary beneficiary at an amount determined at the primary beneficiary’s sole discretion after taking into account factors including the complexity and difficulty of the services provided, the level of and time consumed by its employees or third party service providers designated by the primary beneficiary providing the services, the content and value of services and licenses provided and the market price of the similar type of services or licenses.

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

Exclusive Business Cooperation Agreements (continued)

The total fee billed for the years ended December 31, 2018, 2019 and 2020 were $74,875, $90,510 and $171,962, respectively.

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

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the primary beneficiary and their respective VIEs, through the irrevocable power of attorney agreements, whereby the VIE Shareholders effectively assigned all of the voting rights underlying their equity interest in the respective VIEs to the primary beneficiary. Furthermore, pursuant to the loan agreements, exclusive option agreements and equity interest pledge agreements, the primary beneficiary obtained effective control over the respective VIEs, through the ability to exercise all the rights of the VIE Shareholders and therefore the power to govern the activities that most significantly impact the economic performance of the VIEs. The primary beneficiary demonstrates its ability and intention to continue to absorb substantially all the expected losses through the financial support confirmation letters. The primary beneficiary also demonstrates its ability to receive substantially all of the economic benefits of the VIEs through the exclusive business cooperation agreements. Thus, the Company consolidates these VIEs and their subsidiaries under SEC Regulation SX-3A-02 and ASC 810-10, Consolidation: Overall.

In the opinion of the Company’s management and external legal counsels, the ownership structure of our VIEs are generally in compliance with the local laws or regulations that are currently in effect, and each of the agreements among the primary beneficiary, the VIEs and/or the VIE Shareholders is valid, binding and enforceable, and do not and will not result in any violation of such laws or regulations that are currently in effect.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(b)	VIE structure (continued)

Financial Support Confirmation Letters (continued)

However, there are substantial uncertainties regarding the interpretation and application of current and future local laws and regulations. Accordingly, the Company cannot be assured that the local regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with the VIEs are found to be in violation of any existing or future local laws and regulations, the Company may be required to restructure its ownership structure and operations in certain countries to comply with the changing and new local laws and regulations. To the extent that changes and new local laws and regulations prohibit the Company’s VIE arrangements from complying with the principles of consolidation, the Company would have to deconsolidate the financial position and results of operations of its VIEs. In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or the contractual arrangements with the VIEs is remote based on current facts and circumstances.

(c)	VIE disclosures

The aggregate carrying amounts of the total assets and total liabilities of the VIEs as of December 31, 2020 were $356,057 and $494,014, respectively (2019: $598,727 and $714,034). There were no pledges or collateralization of the VIEs’ assets. Creditors of the VIEs have no recourse to the general credit of the primary beneficiaries of the VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The VIEs hold certain assets, including land, data servers and related equipment for use in their operations. The VIEs do not own any facilities except for the rental of certain office premises, warehouses and data centers from third parties under operating lease arrangements. They also hold certain value-added technology licenses, registered copyrights, trademarks and registered domain names, including the official website, which are also considered as revenue-producing assets. However, none of such assets was recorded on the Company’s consolidated balance sheets as such assets were all acquired or internally developed with insignificant cost and expensed as incurred. In addition, the Company also hires a sales and marketing as well as a research and development workforce for its daily operations and such costs are expensed when incurred. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(c)	VIE disclosures (continued)

The following tables represent the financial information of the VIEs whom the Company does not have majority voting interest as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 before eliminating the intercompany balances and transactions between the VIEs and other entities within the group:

	As of December 31,
	2019 $	2020 $
ASSETS:
Current assets:
Cash and cash equivalents	111,831	94,502
Restricted cash	237,874	2,574
Accounts receivable, net	8,672	10,537
Prepaid expenses and other assets	25,586	40,822
Inventories, net	6,517	16,264
Short-term investments	30,324	9,287
Amounts due from related parties	286	–
Amounts due from intercompanies(1)	34,432	44,928

Total current assets	455,522	218,914

Non-current assets:
Property and equipment, net	54,092	35,453
Operating lease right-of-use assets, net	27,637	25,265
Intangible assets, net	300	492
Long-term investments	13,961	16,080
Prepaid expenses and other assets	14,312	11,905
Deferred tax assets	32,903	47,948

Total non-current assets	143,205	137,143

Total assets	598,727	356,057

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(c)	VIE disclosures (continued)

	As of December 31,
	2019 $	2020 $
LIABILITIES:
Current liabilities:
Accounts payable	11,274	16,183
Accrued expenses and other payables	93,146	91,186
Advances from customers	6,116	2,192
Amounts due to related parties	1,569	2,347
Short-term borrowings	1,258	–
Operating lease liabilities	8,797	9,787
Deferred revenue	133,362	212,377
Income tax payable	5,850	595
Amounts due to intercompanies(1)	367,537	70,019

Total current liabilities	628,909	404,686

Non-current liabilities:
Accrued expenses and other payables	1,357	1,784
Long-term borrowings	358	–
Operating lease liabilities	20,129	16,527
Deferred revenue	49,325	55,200
Amounts due to intercompanies(1)	12,980	15,710
Unrecognized tax benefits	976	107

Total non-current liabilities	85,125	89,328

Total liabilities	714,034	494,014

	For the Years Ended December 31,
	2018 $	2019 $	2020 $
Revenue
- Third party customers	342,800	443,401	562,347
- Intercompanies	52,325	118,833	145,848
Net loss	(67,816)	(2,108)	(30,435)

	For the Years Ended December 31,
	2018 $	2019 $	2020 $
Net cash generated from (used in) operating activities	67,275	(77,708)	134,060
Net cash used in investing activities	(27,434)	(69,181)	(27,399)
Net cash generated from (used in) financing activities	97,398	199,406	(13,023)

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

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company or a subsidiary of the Company is the primary beneficiary. All significant intercompany transactions and balances between the Company, its subsidiaries and the VIEs are eliminated upon consolidation.

(c)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, revenue recognition, estimating the useful lives and impairment assessment of long-lived assets and goodwill, accounting for and impairment assessment of investments, impairment assessment of accounts receivable and loans receivable, accounting for deferred income taxes, accounting for share-based compensation arrangements and accounting for the Company’s financial instruments where the Company is the issuer. Changes in facts and circumstances may result in revised estimates. Given the global economic climate and unforeseen effects from COVID-19 pandemic, the process of estimation has become more challenging. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

Assets and liabilities of the Company’s subsidiaries and its VIEs that has functional currencies other than USD are translated into USD at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded in other comprehensive income, a component of shareholders’ equity.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Foreign currency (continued)

Exchange differences arising on monetary items that form part of the Company’s net investment in foreign operations are recognized initially in other comprehensive income and accumulated under accumulated other comprehensive income in equity. The other comprehensive gain or loss arising from exchange differences is reclassified from equity to profit or loss of the Company on disposal of the foreign operation.

(e)	Cash and cash equivalents

The Company considers cash equivalents to be short-term, highly-liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase. Cash and cash equivalents consist of cash on hand, demand deposits and funds placed with banks and other financial institutions which are unrestricted as to withdrawal and use.

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

(g)	Accounts receivable, loans receivable and allowance for credit losses

Accounts receivable and loans receivable are carried at net realizable value. Loans principal and interest receivables are placed on non-accrual status when payments are 90 days past due contractually. When a loan principal and interest receivable is placed on non-accrual status, interest accrual ceases. If the loan is non-accrual, the cost recovery method is used and cash collected is applied to first reduce the carrying value of the loan. Otherwise, interest income may be recognized to the extent cash is received. Loans principal and interest receivables may be returned to accrual status when all of the borrower’s delinquent balances of loans principal and interest have been settled and the borrower continue to perform in accordance with the loan terms.

On January 1, 2020, the Company adopted the ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments with the cumulative effect of adoption recorded as an adjustment to the beginning accumulated deficit. The amendments require the measurement of credit losses for financial assets measured at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Accounts receivable, loans receivable and allowance for credit losses (continued)

The Company has also elected the practical expedients permitted under the new accounting standard, which amongst other things, allowed the use of fair value of collateral at the reporting date when recording the net carrying amount of the receivables and determining the allowance for credit losses for a financial asset for which the repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty based on the Company’s assessment as of the reporting date (collateral-dependent financial asset).

The Company has established a provision matrix that based on its historical credit loss experience, adjusted for forward-looking factors specific to the receivable and economic environment. It reflects the probability-weighted outcome, time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. The allowances for credit losses are calculated on an aggregate basis for various customer segments that are considered to have similar credit characteristics and risk of loss. The above-mentioned provision matrix has also been used to determine allowances for credit losses for off-balance sheet loan commitments. An account receivable and loan receivable is written off in the period the receivable is deemed uncollectible.

The adoption of the new accounting standard on January 1, 2020 does not result in a material adjustment to the beginning accumulated deficit.

(h)	Inventories

Inventories which comprise mainly of merchandise products sold through the Company’s e-commerce business platform are valued at the lower of cost and net realizable value.

Costs incurred in bringing each product to its present location and condition are accounted at purchase cost on first-in-first-out basis.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

- Computers	3 years
- Office equipment, furniture and fittings	3 years
- Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
- Motor vehicles	6 to 10 years
- Warehouse equipment	5 to 8 years
- Land use right	15 to 22 years
- Building	15 to 20 years

Freehold land has unlimited useful life and therefore is not depreciated. The useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

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

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiary and consolidated VIEs. During the measurement period, which does not exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding adjustment to goodwill. Upon conclusion of the measurement period, any adjustments are recorded in the consolidated statements of operations.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Goodwill (continued)

Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In testing goodwill for impairment, the Company evaluates whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment indicates that goodwill impairment is more likely than not, the Company applies a one-step quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

No impairment of goodwill was recorded in the years ended December 31, 2019 and 2020.

(k)	Intangible assets

Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets arising from business combinations are measured at fair value upon acquisition. Other intangible assets are carried at cost less accumulated amortization and any recorded impairment.

Costs incurred in connection with the planning and implementation phases of the development of software for internal use are expensed. Costs incurred in the development phase are capitalized and amortized over the estimated useful life. Costs incurred internally in researching and developing a software product are charged to expense as research and development costs prior to technological feasibility being established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Technological feasibility is established upon completion of all the activities that are necessary to substantiate that the software product can be produced in accordance with its design specifications, including functions, features, and technical performance requirements. None of such costs were capitalized for any of periods presented.

Intangible assets with finite useful lives are amortized over the estimated economic lives of the intangible assets as follows:

- Licensing fee	Over the shorter of licensing period or the estimated useful lives of the intangible assets
- IP right	1 to 6 years
- Trademarks	10 years
- Technology	6 years
- Software	3 to 6 years
- Customer relationships	3 to 8 years
- Software platforms	3 years

The useful lives and methods of amortization of intangible assets are reviewed at each financial year end and adjusted prospectively, if appropriate.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Intangible assets (continued)

Software, customer relationships and software platforms are included in ‘Others’ in the Note 10 to the consolidated financial statements.

(l)	Investments

The Company’s investments consist of available-for-sale investments, held-to-maturity investments, equity security investments and equity method investments.

In accordance with ASC 320, Investments - Debt Securities, the Company classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses, if any, on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and measured at fair value. Unrealized holding gains and losses for trading securities are included in earnings. Investments not classified as trading or as held-to-maturity are classified as available-for-sale investments. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

On January 1, 2020, the Company adopted the ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments with the cumulative effect of adoption recorded as an adjustment to the beginning accumulated deficit. The amendments eliminate the concept of other-than-temporary impairment and requires credit losses related to available-for-sale investments to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the investment. The Company compares the present value of cash flows expected to be collected from the investment with the amortized cost basis of the security to determine if a credit loss exists. If the present value of cash flows expected to be collected is less than the amortized cost basis of the investment, a credit loss exists and an allowance for credit losses are recorded for the credit loss, limited by the amount that the fair value is less than amortized cost basis. An available-for-sale investment is written off in the period the investment is deemed uncollectible. The adoption of the new accounting standard on January 1, 2020 does not result in a material adjustment to the beginning accumulated deficit.

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

Available-for-sale investments are initially recognized at acquisition cost and subsequently remeasured at the end of each reporting period with the change in fair value recognized in accumulated other comprehensive income. Convertible notes consist of 2017 Convertible Notes, 2023 Convertible Notes, 2024 Convertible Notes and 2025 Convertible Notes as defined in Note 14 of the consolidated financial statements. The 2017 Convertible Notes were carried at fair value. For the 2023 Convertible Notes, 2024 Convertible Notes and 2025 Convertible Notes, the liability component of the convertible notes was initially measured at fair value and subsequently amortized to its redemption amount using the effective interest rate method. The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of its non-current available-for-sale investments and convertible notes that are recognized in the consolidated financial statements.

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

Proceeds from these sales are initially recognized as “Advances from customers” and subsequently reclassified to “Deferred revenue” when the users make in-game purchases of the virtual currencies or virtual items within the games operated by the Company and the in-game purchases are no longer refundable. Deferred revenue recognized as revenue during the respective years ended December 31, 2019 and December 31, 2020 was $450,394 and $998,956.

For the licensed games, the Company records revenue inclusive of the royalties payable to game developers, which are based on revenue-sharing ratios, as it controls the service of providing the games to the users, and is primarily responsible to the customers and has latitude in establishing the pricing of the virtual items.

Revenue is recognized over the performance obligation period. For purposes of determining the performance obligation period, the Company has determined that an implied obligation exists to the paying users to continue providing access to the purchased virtual goods within the online games over an estimated delivery obligation period. Such delivery obligation period is determined in accordance with the estimated average lifespan of the virtual goods sold or estimated average lifespan of the paying users of the said games or similar games.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Revenue recognition (continued)

(i)	Digital entertainment revenue (continued)

(a)	Item-based revenue model

Virtual items have different lifespan patterns: time-based, consumable and durable. Time-based virtual items are items with a stated expiration time, for which revenue is recognized ratably over the period based on the time unit of the virtual items. Consumable virtual items are items that can be consumed by a specific user action and have limitations on repeated use. Revenue attributable to consumable virtual items is recognized upon consumption. Durable virtual items are items that provide the user with continuing benefits over an extended period of time. Revenue attributable to durable virtual items is recognized ratably over their average lifespan, which are estimated based on the users’ historical usage pattern and playing behaviors for the virtual items. The Company assesses the estimated average lifespan of the durable virtual items on a quarterly basis.

(b)	User-based revenue model

The Company tracks paying users’ activeness within each game where the user-based revenue model is used to estimate paying users’ average lifespan. Paying users are defined as inactive when they have reached a period of inactivity for which it is reasonable to believe that these users will not return to a specific game. The Company determines the inactive rate of these paying users and revises the estimated paying users’ average lifespan on a quarterly basis.

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

The Company earns interest and fees from loans granted to customers. Interest and fees earned are recognized over the period of the loan based on the effective interest method.

The Company also earns commission from merchants when transactions are completed and settled through its digital financial services platform. Such commission are generally determined as a percentage based on the value of the merchandise being sold by the merchants. Commission is recognized in the consolidated statements of operations at the time when the underlying transaction is completed.

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

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Operating leases (with an initial term of more than 12 months) are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities (current), and operating lease liabilities (non-current) in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company utilizes a market-based approach to estimate the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease prepayments, reduced by lease incentives and accrued rent. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

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

The Company, with the assistance of an independent third party valuation firm, determined the estimated fair value of the share options using the Black-Scholes pricing model (Note 15).

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

Comprehensive loss is defined as the decrease in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive income of the Company includes foreign currency translation adjustments related to the Company’s overseas subsidiaries and change in fair value of available-for-sale investments.

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

(z)	Recent accounting pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) - Accounting For Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting and disclosures for convertible instruments and contracts in an entity’s own equity. The Company will adopt ASU 2020-06 in its first quarter of 2022. The Company is currently evaluating the impact ASU 2020-06 will have on its consolidated financial statements.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

3.	CONCENTRATION OF RISKS

(a)	Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, other receivables, loans receivable, held to maturity investments, available-for-sale investments, and amounts due from related parties. As of December 31, 2019 and 2020, substantially all of the Company’s cash and cash equivalents were held at major financial institutions in the respective locations of our region. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

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

(ii)
Supplier risk - The Company’s digital entertainment business license certain games from external game developers. The term of the game license agreements with the game developers varies and is renewable upon both parties’ consent. There is no assurance that the Company will be able to renew these game licenses. There is also no assurance that the Company will be able to source for new popular games. Even if new popular games were successfully sourced, there is no assurance that the Company will be able to enter into commercially acceptable terms. The Company’s ecommerce and digital financial service businesses engages logistics service providers, payment channels and other external parties as its service providers. No individual external game developer, external logistics services provider or other external business partner accounted for more than 10% of the Company’s net cost of revenue for the years ended December 31, 2018, 2019 and 2020.

(iii)	Customer risk - No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2018, 2019 and 2020.

(iv)
Political, economic and social uncertainties - The Company’s businesses could be adversely affected by the varying political, economic and social uncertainties in the diverse markets that it operates in. In addition, there is no assurance that the Company is able to operate seamlessly across the borders as a single market.

(v)
Regulatory restrictions - Certain laws, rules and regulations currently prohibit foreign ownership of companies in some of the markets where the Company operates. As a result, the Company consolidates these entities through the use of VIE agreements.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (continued)

(c)	Currency convertibility risk

A significant portion of the Company’s revenue and expenses are denominated in currencies subject to exchange control. If there are foreign currency requirements, the Company may need to convert a portion of its net revenues into other currencies to meet its foreign currency obligations. Currently, in Taiwan, a single remittance by a company for an amount over $1 million shall be reported and documents supporting the accuracy of such report shall be provided to the bank handling such remittance before the remittance is conducted. In addition, remittances by a company whose annual aggregate amount exceeds $50 million may not be processed without the approval of the Central Bank of the Republic of China (Taiwan). In Vietnam, exchanging Vietnamese dong into foreign currency must be conducted at a licensed credit institution such as a licensed commercial bank. Conversion of Thai baht to another currency is subject to regulations promulgated by the Ministry of Finance and Bank of Thailand. Conversion of Indonesian rupiah into any foreign currency that exceeds certain specific threshold is required to have an underlying transaction and supported by underlying transaction documents. There is no assurance that the Company will be able to convert such local currencies into U.S. dollars or other foreign currencies to pay dividends or for other purposes on a timely basis or at all.

(d)	Foreign currency risk

The Company operates in multiple jurisdictions, which exposes it to the effects of fluctuations in currency exchange rates. The Company earns revenue denominated in Indonesian rupiah, New Taiwan dollars, Vietnamese dong, Thai baht, Philippine pesos, Malaysian ringgit, Singapore dollars, Brazilian real, U.S. dollars, Indian rupee and Mexican peso, among other currencies. Whereas it generally pays license fees to game developers in U.S. dollars and incur expenses for employee compensation and other operating expenses in the local currencies in the jurisdictions in which it operates. Fluctuations in the exchange rates between the various currencies that the Company uses could result in expenses being higher and revenue being lower than would be the case if exchange rates were stable.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

4.	ACQUISITIONS AND DISPOSALS

(a)	Acquisitions

During the year ended December 31, 2020, the Company acquired three companies and their underlying subsidiaries for an aggregate consideration of $263,074. As a result, these companies were consolidated as subsidiaries of the Company from the date of acquisition. The acquisitions support the growth of the Company.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

_$

Cash and cash equivalent	94,587
Prepaid expense and other assets	16,290
Loans receivable, net of allowance for credit losses of $26,410	196,904
Long-term investments	34,360
Identifiable intangible assets (i)	27,376
Others	6,635
Total assets acquired	376,152

Accrued expenses, payables and liabilities	(237,987)
Borrowings	(29,923)
Others	(2,044)
Total liabilities assumed	(269,954)
Net assets acquired	106,198

Fulfilled by:
Cash consideration	263,074
Fair value of non-controlling interests (ii)	39,594
Fair value of previously held interests (iii)	4,103
Goodwill	200,573

(i)	Acquired intangible assets had estimated amortization periods not exceeding eight years.

(ii)	Fair value of non-controlling interests was estimated with reference to the recent purchase price per share as of the acquisition date.

(iii)
Fair value of previously held interests was estimated based on the purchase consideration payable to similar instruments and recorded a gain of $3,003 in the consolidated statements of operations for the year ended December 31, 2020.

The goodwill, which is not tax deductible, is mainly attributable to synergies expected to be achieved from the acquisitions.  The goodwill is allocated within the Digital Entertainment and Digital Financial Services segment.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

4.	ACQUISITIONS AND DISPOSALS (continued)

(a)	Acquisitions (continued)

The revenue and results since the acquisition date included in the consolidated statement of comprehensive loss for the year ended December 31, 2020 were insignificant. The Company’s revenue and results for the year would not be materially different should the acquisitions have otherwise occurred on January 1, 2020.

The related transaction costs of the acquisitions were not material to the Company’s consolidated financial statements.

(b)	Disposals

During the year ended December 31, 2020, the Company lost control over certain subsidiaries. As a result, the Company derecognized goodwill of $15,247 and recognized a gain of disposal of $62,115 in the consolidated statements of operations as “Investment gain, net”, which includes gain from remeasurement of remaining interest of $37,083. The remaining interest in a former subsidiary was measured at fair value, estimated with reference to the recent selling price per share as of the disposal date and considered a related party after deconsolidation.

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for credit losses consist of the following:

	December 31,
	2019 $	2020 $

Accounts receivable	191,118	370,977
Allowance for credit losses	(4,083)	(7,978)
	187,035	362,999

As of December 31, 2019 and 2020, all accounts receivable were due from third party customers.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

5.	ACCOUNTS RECEIVABLE, NET (continued)

An analysis of the allowance for credit losses is as follows:

_$
Balance at January 1, 2018	1,830
Charged to expenses	2,205
Reversal	(47)
Write-off of accounts receivable	(1,588)
Balance at December 31, 2018	2,400
Charged to expenses	4,687
Reversal	(1,431)
Write-off of accounts receivable	(1,537)
Exchange differences	(36)
Balance at December 31, 2019	4,083
Charged to expenses	5,155
Write-off of accounts receivable	(1,415)
Exchange differences	155
Balance at December 31, 2020	7,978

Additions to the Company’s allowance for credit losses were recorded within general and administrative expenses.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	PREPAID EXPENSES AND OTHER ASSETS

	December 31,
	2019 $	2020 $
Current:
Deferred channel costs	232,384	441,873
Employee loans and advances	2,175	3,226
Other receivables	211,244	459,478
Prepaid cost of revenue, sales and marketing expense and others	41,311	69,658
Security deposits	1,902	7,008
Tax receivable	46,171	53,962
Others	–	19,024
	535,187	1,054,229

Non-current:
Deferred channel costs	29,162	65,446
Other receivables	4,849	1,421
Prepaid licensing fee	5	6,642
Prepayment for purchase of property and equipment (including renovation-in-progress)	8,006	91,788
Security deposits	22,476	33,476
Others	1,186	6,031
	65,684	204,804

7.	LOANS RECEIVABLE, NET

Loans receivable represents loans granted to commercial and consumer customers. The Company monitors credit quality for all loans receivable on a recurring basis by evaluating the customer’s prior repayment history available internally and external sources information, where applicable. The Company uses delinquency status and trends to assist in making new and ongoing credit decisions, and to plan our collection practices and strategies. The following table presents the loans receivable by each of the loan portfolio:

	December 31,
	2019 $	2020 $

Commercial	–	183,710
Consumer	–	259,860
	–	443,570
Allowance for credit losses	–	(40,484)
	–	403,086

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.	LOANS RECEIVABLE, NET (continued)

The following table is a summary of the delinquency status of the loans receivable by year of origination:

	As of December 31, 2020
	Year of origination
Commercial	2020 $	2019 $	2018 $	2017 $	2016 $	Prior $	Total $
Delinquency:
Current	121,586	22,746	11,949	11,354	2,554	361	170,550
Past due
- Less than 30 days	4,188	358	243	263	11	1	5,064
- 31 to 60 days	2,420	399	112	77	39	2	3,049
- 61 to 90 days	1,363	–	250	175	12	–	1,800
- More than 90 days	2,024	356	429	144	96	198	3,247
	131,581	23,859	12,983	12,013	2,712	562	183,710

Consumer
Delinquency:
Current	208,380	16,812	12,792	7,554	1,883	60	247,481
Past due
- Less than 30 days	2,609	638	896	140	62	–	4,345
- 31 to 60 days	986	1,019	1,890	759	179	–	4,833
- 61 to 90 days	901	206	237	74	40	–	1,458
- More than 90 days	1,088	261	111	47	69	167	1,743
	213,964	18,936	15,926	8,574	2,233	227	259,860

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.	LOANS RECEIVABLE, NET (continued)

An analysis of the loans receivable’s allowance for credit losses by portfolio segment is as follows:

	Commercial $	Consumer $	Total $
Balance at January 1, 2018, December 31, 2018 and December 31, 2019	–	–	–
Acquisition of subsidiaries	17,056	9,354	26,410
Charged to expenses	26,063	25,005	51,068
Write-off of loans receivable	(14,801)	(22,575)	(37,376)
Exchange differences	6	376	382
Balance at December 31, 2020	28,324	12,160	40,484

Additions to the Company’s allowance for credit losses were recorded within general and administrative expenses.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

8.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2019 $	2020 $

Computers	339,221	522,108
Office equipment, furniture and fittings	24,883	31,613
Leasehold improvements	129,298	162,032
Motor vehicles	14,624	6,184
Warehouse equipment	3,464	7,296
Land	20,598	22,708
Building	814	2,093
Construction-in-progress	–	973
	532,902	755,007
Less: accumulated depreciation	(214,282)	(368,606)
	318,620	386,401

Depreciation expenses recognized for each of the years ended December 31, 2018, 2019 and 2020 were included in the following captions:

	For the year ended December 31,
	2018 $	2019 $	2020 $

Cost of revenue	31,203	80,245	118,691
Sales and marketing expenses	3,712	3,200	4,965
General and administrative expenses	19,009	31,282	41,384
Research and development expenses	978	2,056	4,027
	54,902	116,783	169,067

No impairment loss had been recognized during the years ended December 31, 2018, 2019 and 2020, respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

9.	LEASES

The Company has entered into commercial operating leases for the use of offices and warehouses as lessee. These leases have original terms not exceeding 10 years. These leases have varying terms, escalation clauses and renewal rights.

Information pertaining to lease amounts recognized in our consolidated financial statements is summarized as follows:

	For the year ended December 31,
	2019 $	2020 $
Operating lease cost:
Operating lease cost	51,403	73,273
Short-term lease cost	4,669	6,451
	56,072	79,724

Supplemental cash flow information
Operating cash flows from operating leases	41,237	72,756
Right-of-use obtained in exchange for new operating lease liabilities	99,129	95,020

Weighted-average remaining lease term (years)
Operating leases	4.43	3.91

As of December 31, 2019 and 2020, the weighted-average discount rate for operating leases was 9.17% and 8.40%, respectively.

Operating leases
As of December 31, 2020:	_$_
Maturities of lease liabilities
2021	77,895
2022	80,851
2023	72,352
2024	34,526
2025	23,712
After 2025	9,835
Total lease payments	299,171
Less: Imputed interest	(46,795)
Present value of lease liabilities	252,376

As of December 31, 2019 and 2020, the Company has additional operating leases, primarily for offices, that have not yet commenced of $12,968 and $30,404 respectively, with lease terms not exceeding 5 years.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

10.	INTANGIBLE ASSETS, NET

The following table presents the Company’s intangible assets as of the respective balance sheet dates:

	Licensing fee $	IP right $	Trademarks $	Technology $	Others $	Total $

Balance at January 1, 2019	1,568	124	9,077	–	2,118	12,887
Additions	6,045	–	–	–	838	6,883
Amortization expense	(2,653)	(124)	(1,068)	–	(1,004)	(4,849)
Written-off	–	–	–	–	(2)	(2)
Exchange differences	85	–	–	–	16	101
Balance at January 1, 2020	5,045	–	8,009	–	1,966	15,020
Acquisition of subsidiaries	–	7,400	–	15,200	4,776	27,376
Additions	2,509	9,930	–	–	2,187	14,626
Disposal of a subsidiary	–	–	–	–	(5)	(5)
Impairment	(471)	(5,160)	–	–	(82)	(5,713)
Amortization expense	(3,150)	(3,214)	(1,068)	(2,322)	(1,940)	(11,694)
Written-off	–	–	–	–	(162)	(162)
Exchange differences	13	186	–	–	126	325
Balance at December 31, 2020	3,946	9,142	6,941	12,878	6,866	39,773

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

10.	INTANGIBLE ASSETS, NET (continued)

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

	Licensing fee $	IP right $	Trademarks $	Technology $	Others $	Total $

2021	2,375	4,964	1,068	2,533	1,893	12,833
2022	980	1,139	1,068	2,533	1,604	7,324
2023	398	1,139	1,068	2,533	1,015	6,153
2024	193	1,139	1,068	2,533	592	5,525
2025	–	761	1,068	2,533	573	4,935
Thereafter	–	–	1,601	213	1,189	3,003
	3,946	9,142	6,941	12,878	6,866	39,773

During the years ended December 31, 2018, 2019 and 2020, the Company determined that the carrying amount related to an intellectual property right (“IP right”) was not recoverable due to changes in market environment and therefore, impairment loss of $5,054, nil and $5,160, respectively had been recognized in the consolidated statements of operations as “General and administrative expenses”.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

11.	INVESTMENTS

(a)	Short-term investments

Held to maturity investments

The Company’s short-term held to maturity investments comprise time deposits placed with financial institutions with maturity of more than three months, medium-term notes and sovereign bonds with maturity of less than twelve months. The carrying amount of the Company’s short-term deposits was $30,324 and $19,523 as of December 31, 2019 and 2020, respectively.

The carrying amount of the Company’s medium-term notes and sovereign bonds was nil and $8,807 as of December 31, 2019 and 2020, respectively. No allowance for credit loss had been recognized during the years ended December 31, 2018, 2019 and 2020, respectively.

Available-for-sale investments

The Company’s short-term available-for-sale investments comprise convertible loan, exchangeable loan and corporate bonds with maturity of less than twelve months. The carrying amount of the Company’s available-for-sale investments was $72,000 and $21,769 as of December 31, 2019 and 2020, respectively.

No allowance for credit loss had been recognized during the years ended December 31, 2018, 2019 and 2020, respectively. The net unrealized fair value gain of nil, nil and $910 related to the short-term available-for-sale investments had been recognized in the consolidated statements of comprehensive loss as “Other comprehensive income” during the years ended December 31, 2018, 2019 and 2020, respectively.

Quoted equity securities investments

The Company’s quoted equity securities investments comprise of marketable securities and carrying amount was nil and $76,000 as of December 31, 2019 and December 31, 2020. The unrealized fair value loss of nil, nil and $24,150 related to the marketable securities had been recognized in the consolidated statements of operations as “Investment gain (loss), net” during the year ended December 31, 2018, 2019 and 2020, respectively.

(b)  Long-term investments

Held to maturity investments

The Company’s long-term held to maturity investments comprise time deposits placed with financial institutions and sovereign bonds with maturity of more than twelve months. The carrying amount of the Company’s long-term time deposits was $216 and nil as of December 31, 2019 and 2020, respectively.

The carrying amount of the Company’s sovereign bonds was nil and $68,854 as of December 31, 2019 and 2020, respectively. No allowance for credit loss had been recognized during the years ended December 31, 2018, 2019 and 2020, respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

11.          INVESTMENTS (continued)

(b)  Long-term investments (continued)
Available-for-sale investments

The Company’s long-term available-for-sale investments comprise convertible loan and corporate bonds with maturity of more than twelve months. The carrying amount of the Company’s long-term available-for-sale investments was $56,418 and $5,276 as of December 31, 2019 and 2020, respectively. The net unrealized fair value gain of $18,269, net unrealized fair value loss of $12,869 and $5,303 related to the long-term available-for-sale investments had been recognized in the consolidated statements of comprehensive loss as “Other comprehensive income” during the years ended December 31, 2018, 2019 and 2020, respectively. An impairment loss of $144, $1,087 and $51,000 had been recognized during the years ended December 31, 2018, 2019 and 2020 respectively.

The Company does not intend to sell these investments and it is not more likely than not that the Company will be required to sell these investments before recovery of their amortized cost bases.

Equity securities

The carrying amount of the Company’s equity security investments was $21,665 and $21,419 as of December 31, 2019 and 2020, respectively. An impairment loss of $710, nil and $6,845 had been recognized during the years ended December 31, 2018, 2019 and 2020, respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

11.          INVESTMENTS (continued)

(b)  Long-term investments (continued)
Investment in equity investees

Set out below are movement of the investment in equity investees during the years ended December 31, 2018, 2019 and 2020.
-- $

Balance at January 1, 2018	8,740
Additions	24,872
Share of results	(3,066)
Share of other comprehensive loss	(1,097)
Distribution from investment	(578)
Impairment	(2,562)
Balance at December 31, 2018	26,309

Additions	13,787
Share of results	(3,239)
Share of other comprehensive loss	(315)
Distribution from investment	(453)
Disposal	(523)
Impairment	(68)
Balance at December 31, 2019	35,498

Additions	12,661
Retained interest in a former subsidiary	49,782
Share of results	721
Share of other comprehensive income	874
Distribution from investment	(1,210)
Impairment	(3,393)
Balance at December 31, 2020	94,933

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

12.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	December 31,
	2019 $	2020 $
Current:
Accrued cost of revenue and sales and marketing expenses	242,268	598,133
Accrued interest for convertible notes	1,374	3,203
Accrued office-related operating expenses	2,745	2,506
Business and other taxes payables	19,345	52,568
Other payables	92,590	60,911
Escrow payables	513,864	1,028,542
Accrued payroll and welfare expenses	65,969	156,725
Payables and accruals for purchases of property and equipment	18,020	14,889
Deposits payable	–	75,012
Finance lease liability	1,953	52
Others	22,677	40,920
	980,805	2,033,461

Non-current:
Finance lease liability	5,309	85
Others	20,493	36,074
	25,802	36,159

13.	BORROWINGS

	December 31,
	2019 $	2020 $

Current	1,258	–
Non-current	358	–
	1,616	–

The loans are unsecured and bears the following interest rate and repayment term:

	2019	2020

Interest rate (%) per annum	8.00 to 12.69	_–
Repayment date	From October 2020 to August 2021	_–

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	CONVERTIBLE NOTES

	December 31,
	2019 $	2020 $
Current:
2017 Convertible Notes	29,481	–
	29,481	–

Non-current:
2023 Convertible Notes	453,215	41,263
2024 Convertible Notes	903,117	916,560
2025 Convertible Notes	–	882,583
	1,356,332	1,840,406

(a)	2017 Convertible Notes

During the year ended December 31, 2017, the Company issued the convertible promissory notes (the “2017 Convertible Notes”), in the aggregate principal amount of $675,000 at an interest rate of 5% per annum, compounded annually on the unconverted and unpaid principal amount until the first to occur of (i) the maturity date, subject to further extension at investors’ election, (ii) the last day of the lockup period related to the Initial Public Offering (“IPO”), (iii) the date of any conversion of the convertible promissory note in full, and (iv) the date of any other repayment or redemption of the convertible promissory note in full. The 2017 Convertible Notes will mature on their respective third anniversary dates.

During the years ended December 31, 2019 and 2020, certain noteholders had converted the outstanding principal amount of the 2017 Convertible Notes totalling $615,000 and $10,000 into Class A ordinary shares. The 2017 Convertible Notes had been fully converted into Class A ordinary shares of the Company during the year ended December 31, 2020.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	CONVERTIBLE NOTES (continued)

(b)	2023 Convertible Notes, 2024 Convertible Notes and 2025 Convertible Notes

The Company also issued the following convertible notes and the terms are as follow:

	2023 Convertible Notes	2024 Convertible Notes	2025 Convertible Notes
Issuance date	June 18, 2018	November 18, 2019	May 22, 2020
Maturity date	July 1, 2023	December 1, 2024	December 1, 2025
Principal amount	$575,000	$1,150,000	$1,150,000
Interest rate	2.25%	1.00%	2.375%
Initial conversion rate	50.5165 American Depositary Shares (“ADSs”) per $1 principal amount, equivalent to $19.80 per ADS	19.9475 ADSs per $1 principal amount, equivalent to $50.13 per ADS	11.0549 ADSs per $1 principal amount, equivalent to $90.46 per ADS
Agreed conversion date	January 1, 2023	June 1, 2024	September 1, 2025

The 2023 Convertible Notes, 2024 Convertible Notes and 2025 Convertible Notes holders (the ‘Holders’) have the right, at their option, to convert the outstanding principal amount of the convertible notes, in whole or in part in integral multiples of $1 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business day immediately preceding the agreed conversion date; or (ii) anytime on or after the agreed conversion date until the close of business on the second scheduled trading day immediately preceding the maturity date (the “Conversion Option”).

The conversion is subject to the anti-dilution and make-whole fundamental change adjustments. Upon conversion, the Company has the right, at its option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to the Holders.

If certain events of default, changes in tax laws of the relevant taxing jurisdiction or fundamental change, optional redemption or clean up redemption as defined in the indenture were to occur, of which the optional redemption and clean up redemption only applies to the 2024 Convertible Notes and 2025 Convertible Notes, the outstanding obligations under the respective convertible notes could be immediately due and payable (the “Contingent Redemption Options”).

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

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	CONVERTIBLE NOTES (continued)

(b)	2023 Convertible Notes, 2024 Convertible Notes and 2025 Convertible Notes (continued)

The 2023 Convertible Notes, 2024 Convertible Notes and 2025 Convertible Notes were accounted for under ASC 470-20 Cash Conversion Subsections as follow:

	2023 Convertible Notes	2024 Convertible Notes	2025 Convertible Notes
Liability component	$410,926	$897,918	$856,635
Effective interest rate	9.38%	6.03%	8.21%
Equity component	$152,714	$240,582	$284,727
Debt issuance cost, allocated in proportion to the allocation of proceeds	$11,360	$11,500	$8,638

The liability component was initially measured at fair value and subsequently amortized to its redemption amount using the effective interest method. The residual value was allocated to the equity component, classified within “Additional Paid-up Capital” and not subsequently remeasured. The following table presents the carrying amount of the liability components of the 2023 Convertible Notes, 2024 Convertible Notes and 2025 Convertible Notes:

	December 31, 2019				December 31, 2020
	2023 Convertible Notes $	2024 Convertible Notes $	2025 Convertible Notes $	Total $	2023 Convertible Notes $	2024 Convertible Notes $	2025 Convertible Notes $	Total $
Principal	575,000	1,150,000	–	1,725,000	49,000	1,112,320	1,149,500	2,310,820
Less: unamortized issuance cost and debt discount	(121,785)	(246,883)	–	(368,668)	(7,737)	(195,760)	(266,917)	(470,414)
Net carrying amount	453,215	903,117	–	1,356,332	41,263	916,560	882,583	1,840,406

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	CONVERTIBLE NOTES (continued)

(b)	2023 Convertible Notes, 2024 Convertible Notes and 2025 Convertible Notes (continued)

During the years ended December 31, 2018, 2019 and 2020, the Company recognized total interest expense for coupon interest of $6,936, $14,312 and $35,527, respectively and amortization of discount on the liability component amounted to $14,154, $33,334 and $88,198, respectively.

As of December 31, 2019 and 2020, the if-converted value of 2023 Convertible Notes exceeded the principal amount by $593,270 and $443,710, respectively. As of December 31, 2020, the if-converted value of 2024 Convertible Notes and 2025 Convertible Notes exceeded the principal amount by $3,304,202 and $1,379,949, respectively.

Capped call transactions

In connection with the offering of 2024 Convertible Notes and 2025 Convertible Notes, the Company entered into separately negotiated capped call transactions with certain counterparties (collectively, the “Capped Calls”). The details of the Capped Calls are as follows:

	2024 Convertible Notes	2025 Convertible Notes
Initial strike price per share	$50.13	$90.46
Initial cap price per share	$70.36	$136.54

The Capped Calls are generally intended to reduce or offset the potential economic dilution to our Class A ordinary shares upon any conversion of the 2024 Convertible Notes and 2025 Convertible Notes, respectively, with such reduction or offset, as the case may be, subject to a cap based on the cap price. As the Capped Calls are considered indexed to the Company’s own stock and are equity classified, they are recorded in shareholders’ equity and are not accounted for as derivative. The costs of $97,060 and $135,700 incurred in connection with the Capped Calls of the 2024 Convertible Notes and 2025 Convertible Notes, respectively, were recorded as reductions to additional paid-in capital. Capped Calls are excluded from the calculation of diluted earnings per share, as they would be antidilutive under treasury stock method.

(c)	Exchange and conversion of Convertible Notes

During the year ended December 31, 2020, a total principal amount of $564,180 Convertible Notes were exchanged or converted by certain Holders. These exchanges or conversions were satisfied through cash, or Class A ordinary shares, or a combination of cash and Class A ordinary shares settlement.

Subsequent to December 31, 2020, certain Holders converted a total principal amount of $126,543 Convertible Notes. These conversions were satisfied through Class A ordinary shares settlement or a combination of cash and Class A ordinary shares settlement.

The exchange and conversion completed during the year ended December 31, 2020 resulted in a loss on debt extinguishment of $24,400 recorded in the consolidated statements of operations as “Interest expense”.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

15.	SHARE BASED COMPENSATION

The Company amended its 2009 share incentive plan (the “Plan”) in July 2019. Under the Plan, the Company may grant options, restricted share award (“RSA”), restricted share unit (“RSU”) or share appreciation right (“SAR”) to its officers, employees, directors and other eligible persons (collectively known as “Eligible Persons”) of up to 83,000,000 Class A ordinary shares. The Plan is administered by an authorized administrator appointed by the Board of Directors of the Company set forth in the Plan (the “Plan Administrator”).

The maximum number of shares which may be issued pursuant to all awards under the Plan will increase on January 1 of each of 2019, 2020, 2021 and 2022 by 5% of the total number of ordinary shares of all classes of the Company outstanding on that day immediately before such annual increase pursuant to the Plan. With effect on January 1, 2019, July 25, 2019, January 1, 2020 and January 1, 2021, the maximum number of shares which may be issued pursuant to all awards under the Plan increased to 100,129,938, 103,129,938, 123,292,170 and 148,888,743 Class A ordinary shares.

During the years ended December 31, 2019 and 2020, the Company granted 15,327,884 options, 6,249,313 RSUs and 82,722 SARs, and 5,809,024 options, 5,034,735 RSUs and 86,149 SARs, respectively to the Eligible Persons. All options granted have a contractual term of ten years. The options vest according to the stated vesting period in the grantee’s option agreement. The RSUs and SARs generally vest 25% on the first anniversary year from the stated vesting commencement date and the remaining 75% will vest in 12 substantially equal quarterly instalments.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

15.	SHARE BASED COMPENSATION (continued)

(a)	Option granted to Eligible Persons

The following table summarizes the Company’s share option activity under the Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		_$_	Years	_$_
Outstanding, January 1, 2018	11,653,513	5.11
Granted	26,500,000	15.00
Exercised	(2,117,647)	2.16
Forfeited	(328,984)	14.03
Outstanding, December 31, 2018	35,706,882	12.54	8.38	58,007
Vested and expected to vest at December 31, 2018	35,706,882	12.54
Exercisable as of December 31, 2018	8,748,351	5.25	6.03	56,918
Outstanding, January 1, 2019	35,706,882	12.54
Granted	15,327,884	15.00
Exercised	(3,736,976)	5.58
Forfeited	(109,236)	14.24
Outstanding, December 31, 2019	47,188,554	13.89	8.18	1,242,496
Vested and expected to vest at December 31, 2019	47,188,554	13.89
Exercisable as of December 31, 2019	19,664,736	12.35	7.35	548,035
Outstanding, January 1, 2020	47,188,554	13.89
Granted	5,809,024	18.59
Exercised	(5,486,180)	11.29
Forfeited	(45,678)	14.09
Outstanding, December 31, 2020	47,465,720	14.76	7.57	8,747,373
Vested and expected to vest at December 31, 2020	47,465,720	14.76
Exercisable as of December 31, 2020	25,298,368	13.73	7.03	4,688,260

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

	Granted in 2018	Granted in 2019	Granted in 2020

Risk-free interest rates	2.75% – 2.92%	2.34% – 2.68%	0.39% – 1.66%
Expected term	5 – 7 years	5.5 – 8.5 years	5.5 – 7.5 years
Expected volatility	33.3% – 35.2%	33.0% – 35.0%	32.4% – 33.7%
Expected dividend yield	–	–	–
Fair value of share options	$2.52 – $3.52	$4.58 – $13.59	$13.81 – $50.58

The Black-Scholes option pricing model was applied in determining the estimated fair value of the share options granted to Eligible Persons. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and the expected term of the option for which employees are likely to exercise their share options. The risk-free rate for periods within the contractual life of the option is based on the USD swap curve at the time of grant. The Company has used the simplified method to determine the expected term due to insufficient historical exercise data to provide a reasonable basis to estimate expected term. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The aggregate grant date fair value of the outstanding options was determined to be $495,314 as of December 31, 2020 and such amount shall be recognized as compensation expenses using the straight-line method for all employee share options granted. The weighted-average grant-date fair value of share options granted during the years of December 31, 2018, 2019 and 2020 were $3.02, $12.05 and $37.86, respectively. The total fair value of share options vested during the years ended December 31, 2018, 2019 and 2020 was $22,390, $44,688 and $88,114, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2018, 2019 and 2020 was $20,660, $64,097 and $767,203, respectively.

As of December 31, 2020, there were $359,147 total unrecognized share-based compensation cost related to unvested options which is expected to be recognized over a weighted-average period of 1.92 years. Total unrecognized compensation cost may be adjusted for future changes in actual forfeitures.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

15.	SHARE BASED COMPENSATION (continued)

(b)	RSAs/RSUs granted to Eligible Persons

The following table summarizes the Company’s RSAs/RSUs activity under the Plan:

	Number of RSAs/RSUs	Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate intrinsic value
		_$_	Years	_$_

Unvested, January 1, 2018	820,207	14.43	9.60	10,933
Granted	4,983,162	12.30
Vested	(309,644)	13.93
Forfeited	(738,753)	13.75

Unvested, December 31, 2018 and January 1, 2019	4,754,972	12.34	9.17	53,826
Granted	6,249,313	20.50
Vested	(2,131,415)	13.67
Forfeited	(791,433)	15.22

Unvested, December 31, 2019 and January 1, 2020	8,081,437	18.02	8.93	325,035
Granted	5,034,735	72.37
Vested	(3,332,063)	19.25
Forfeited	(442,181)	28.74

Unvested, December 31, 2020	9,341,928	46.36	8.64	1,859,511

Share-based compensation cost for RSAs and RSUs is measured based on the fair value of the Company’s ordinary shares on the date of grant.

The aggregate grant date fair value of the unvested RSAs and RSUs as of December 31, 2018, 2019 and 2020 was $58,665, $145,597 and $433,085, respectively. These amounts are recognized as compensation expense using the straight-line method for the RSAs and RSUs. The weighted-average grant-date fair value of RSAs and RSUs granted during the years ended December 31, 2018, 2019 and 2020 was $12.30, $20.50 and $72.37, respectively. The total fair value of RSAs and RSUs vested during the years ended December 31, 2018, 2019 and 2020 was $4,314, $29,133 and $64,153, respectively.

As of December 31, 2020, there was $433,085 of unrecognized share-based compensation cost related to RSAs and RSUs which is expected to be recognized over a weighted-average vesting period of 3.31 years. Total unrecognized compensation may be adjusted for future changes in actual forfeitures.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

15.	SHARE BASED COMPENSATION (continued)

(c)          SARs granted to Eligible Persons

Fair value of the SARs is measured based on the fair value of the Company’s ordinary shares at the end of each reporting period.

Total compensation expense relating to share options, RSAs, RSUs and SARs granted to employees after deducting forfeitures recognized for the years ended December 31, 2018, 2019 and 2020 is as follows:

	For the year ended December 31,
	2018	2019	2020
	_$_	_$_	_$_
Share options:

Cost of revenue	1,292	244	130
Sales and marketing expenses	795	156	69
General and administrative expenses	39,654	71,787	179,544
Research and development expenses	1,142	567	401
	42,883	72,754	180,144

Cash received for the exercise in the respective years	4,574	20,867	61,949

RSAs/ RSUs:

Cost of revenue	2,018	1,714	4,385
Sales and marketing expenses	1,899	3,017	10,100
General and administrative expenses	7,670	26,761	37,433
Research and development expenses	3,545	11,429	45,820
	15,132	42,921	97,738

SARs:

Cost of revenue	24	319	2,867
Sales and marketing expenses	52	749	5,462
General and administrative expenses	30	313	3,534
Research and development expenses	–	13	501
	106	1,394	12,364

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

16.	ORDINARY SHARES

The Company has $7,500,000 authorized share capital which divided into (i) 14,800,000,000 Class A ordinary shares with a par value of $0.0005 each and (ii) 200,000,000 Class B ordinary shares with par value of $0.0005 each. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote for shareholders’ approval or authorization, except for certain class consents required under the Memorandum and Articles of Association. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to three votes, on all matters subject to the vote at general meetings of the Company.

The Company completed the follow-on offering in March 2019 and December 2020, and issued an aggregate of 69,000,000 and 15,180,000 ADSs, respectively, representing 69,000,000 and 15,180,000 Class A ordinary shares for total proceeds, net of issuance costs of $1,517,958 and $2,908,299, respectively.

17.	ACCUMULATED OTHER COMPREHENSIVE INCOME

The changes in accumulated other comprehensive income by component, net of tax of nil, are as follows:

	Unrealized fair value gain (loss) on available- for-sale investments	Foreign currency translation	Total
	-$	-$	-$

Balance as of January 1, 2018	–	10,701	10,701
Current year other comprehensive income (loss)	18,269	(13,771)	4,498
Balance as of December 31, 2018	18,269	(3,070)	15,199
Current year other comprehensive (loss) income	(12,869)	3,119	(9,750)
Balance as of December 31, 2019	5,400	49	5,449
Current year other comprehensive (loss) income	(4,419)	3,651	(768)
Balance as of December 31, 2020	981	3,700	4,681

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

18.	RESTRICTED NET ASSETS

Certain of the Company’s subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company in accordance with the local laws and regulations.

Certain jurisdictions where the Company has subsidiaries or VIEs require those subsidiaries or VIEs to establish and fund statutory reserves, details of which are listed below:

Statutory reserve

The movement of statutory reserve during the years ended December 31, are as follows:

	December 31,
	2019 $	2020 $

At the beginning of the financial year	46	46
Transferred from retained earnings	–	2,317
At the end of the financial year	46	2,363

Taiwan

The subsidiary in Taiwan is required to set aside 10% of its profit after tax to legal reserve in accordance with Taiwanese regulations until the legal reserve amount equals to its total paid-up capital. In the event that the subsidiary incurred no loss, the portion of legal reserve exceeding 25% of the paid-up capital can be used for distribution to shareholders in the form of new shares or cash. As of December 31, 2018, 2019 and 2020, the subsidiary in Taiwan had an accumulated reserve of $33, $33 and $99, respectively.

Thailand

The Thailand regulations require that a private limited liability company shall allocate not less than 5% of its retained earnings to a legal reserve, until this account reaches an amount not less than 10% of the registered authorized capital. The legal reserve is not available for dividend distribution. As of December 31, 2018, 2019 and 2020, the subsidiary in Thailand had an accumulated reserve of $13, $13 and $13, respectively.

The PRC

The PRC subsidiaries of the Company are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. As of December 31, 2018, 2019 and 2020, the Company’s PRC subsidiary had an accumulated reserve of nil, nil and $2,251, respectively.

Indonesia

The Indonesian regulations require a limited liability company to reserve a certain amount from its net profit each year as a reserve fund until such fund amounts to at least 20% of its issued and paid-up capital. As of December 31, 2018, 2019 and 2020, the Company’s Indonesia subsidiaries have not appropriated any funds into the statutory reserve account.

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

Singapore

Subsidiaries incorporated in Singapore are subject to the Singapore Corporate Tax rate of 17% for the years ended December 31, 2018, 2019 and 2020. Garena Online was granted an additional five-year Development and Expansion Incentive (“DEI”) by the Singapore Economic Development Board (the “EDB”) commencing from January 1, 2017, which grants a concessionary tax rate of 10% on qualifying income, subject to certain terms and conditions imposed by the EDB.

Others

Subsidiaries incorporated in other countries are subject to the respective statutory corporate income tax rates of the countries where they are resident.

Domestic statutory corporate income tax rate in Indonesia was reduced from 25% to 22% with effect from the financial year 2020 and will be further reduced to 20% for the financial year 2022 and onwards.

In March 2021, the Philippines reduced its corporate income tax rate from 30% to 25%, effective retroactively from July 1, 2020.

Income tax expense comprises:

	For the year ended December 31,
	2018 $	2019 $	2020 $

Current income tax	7,949	56,296	117,649
Deferred tax	(19,797)	(4,333)	(27,451)
Withholding tax expense	15,936	33,901	51,442
	4,088	85,864	141,640

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

19.	TAXATION (continued)

Enterprise income tax (continued)
The reconciliation of tax computed by applying the tax rate of 17% which is also the statutory corporate income tax rate for its Singapore’s corporate office for the years ended December 31, 2018, 2019 and 2020 is as follows:

	For the year ended December 31,
	2018 $	2019 $	2020 $

Loss before income tax and share of results of equity investees	(953,880)	(1,368,619)	(1,483,238)

Tax expense computed at tax rate of 17%	(162,160)	(232,665)	(252,150)
Changes in valuation allowance	197,257	265,776	403,329
Non-deductible expenses	1,797	4,207	9,554
Effect of concessionary tax rate and tax reliefs	(6,139)	(42,404)	(82,951)
Withholding tax expense	15,936	33,901	51,442
Foreign earnings at different tax rates	(38,099)	60,721	15,103
Others	(4,504)	(3,672)	(2,687)
	4,088	85,864	141,640

Deferred tax

The significant components of deferred taxes are as follows:

	December 31,
	2019 $	2020 $
Deferred tax assets:
Property and equipment	4,380	2,904
Advances from customers	507	401
Deferred revenue	93,956	141,356
Unutilized tax losses and unused capital allowances	586,944	960,998
Provision and accrued expenses	12,955	21,170
Others	3,967	9,082
Valuation allowance	(619,272)	(1,016,676)
Total deferred tax assets	83,437	119,235

Deferred tax liabilities:
Property and equipment	(1,002)	(2,001)
Intangible assets	(2,577)	(433)
Deferred channel costs	(9,448)	(13,750)
Others	(1,045)	(4,673)
Total deferred tax liabilities	(14,072)	(20,857)
Net deferred tax assets	69,365	98,378

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

19.	TAXATION (continued)

Deferred tax (continued)
The use of these tax losses and capital allowances is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislation of the jurisdiction in which the entity operates. These tax losses have no expiry date except tax losses approximating to $1,131,293, $1,773,877 and $1,671,044 as of December 31, 2018, 2019 and 2020, respectively. The tax losses of $1,671,044 as of December 31, 2020 will expire from 2021 to 2031.

The utilization of deferred tax assets recognized by the Group is dependent upon future taxable income in excess of income arising from the reversal of existing taxable temporary differences.

As of December 31, 2020, no deferred tax liability has been recognised on the undistributed earnings of its foreign subsidiaries as the Company either intends to permanently reinvest the undistributed earnings to fund its future operations or no withholding tax is imposed on the remittance of undistributed earnings in certain jurisdiction.

20.	LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented is calculated as follows:

	For the year ended December 31,
	2018 $	2019 $	2020 $
Numerator:
Net loss attributable to ordinary shareholders	(961,241)	(1,462,799)	(1,618,056)

Denominator:
Weighted-average number of shares outstanding—basic and diluted	338,472,987	436,601,801	477,264,888

Basic and diluted loss per share:	(2.84)	(3.35)	(3.39)

The following potential common shares were excluded from calculation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented:

	For the year ended December 31,
	2018	2019	2020

Share options	50,706,882	52,188,554	50,090,731
RSAs/RSUs	4,754,972	8,081,437	9,341,928
Convertible notes	75,430,735	52,718,141	37,370,919
	130,892,589	112,988,132	96,803,578

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

20.	LOSS PER SHARE (continued)

The denominator for diluted loss per share for the years ended December 31, 2018, 2019 and 2020 does not include any effect from the Capped Calls (Note 14(b)) because it would be anti-dilutive. In the event of conversion of any or all of the 2024 Convertible Notes and 2025 Convertible Notes, the shares that would be delivered to the Company under the Capped Calls are designed to neutralize the dilutive effect of the shares that the Company would issue under the convertible notes.

During the years ended December 31, 2019 and 2020, respectively, the Company issued 6,000,000 and 6,000,000 Class A ordinary shares to its share depositary bank which will be used to settle share incentive awards. No consideration was received by the Company for this issuance of Class A ordinary shares. These Class A ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share. Any Class A ordinary shares not used in the settlement of share incentive awards will be returned to the Company.

During the years ended December 31, 2019 and 2020, respectively, 5,720,615 and 6,109,161 issued Class A ordinary shares were used to settle the share incentive awards.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

21.	RELATED PARTY TRANSACTIONS

(a)          Related parties(1)

Name of related parties	Relationship with the Company

i) Tencent Limited and its affiliates (“Tencent”)	A shareholder of the Company

(1)	These are the related parties that have engaged in significant transactions with the Company for the years ended December 31, 2018, 2019 and 2020.

(b)	The Company had the following significant related party transactions for the years ended December 31, 2018, 2019 and 2020:

	2018 $	2019 $	2020 $
Royalty fee and license fee to:
- Tencent	96,713	122,234	110,686

Services provided by:
- Tencent	13,066	19,005	23,352

Issuance of convertible notes to:
- Tencent	50,000	–	–

Interest expense to:
- Tencent	2,092	563	–

Conversion of convertible notes (principal amount) by:
- Tencent	–	100,000	–

(c)	The Company had the following related party balances for the years ended December 31, 2019 and 2020:

	December 31,
	2019 $	2020 $
Amounts due from related parties:
Current:
- Tencent	477	553

Amounts due to related parties:
Current:
- Tencent	34,970	38,416

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	SEGMENT REPORTING

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The CODM reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating financial performance of each segment.

Description of Reportable Segments

Digital entertainment – Garena’s platform offers mobile and PC online games and develops mobile games for the global market. Garena is the global leader in eSports, it also provides access to other entertainment content and social features, such as live streaming of gameplay, user chat and online forums.

E-commerce – Shopee’s platform is a mobile-centric, social-focused marketplace. It provides users with a convenient, safe, and trusted shopping environment with integrated payment, logistics infrastructure and comprehensive seller services. Products from manufacturers and third parties are also purchased and sold directly to buyers on Shopee platform.

Digital financial services – SeaMoney provides a variety of payment services and loans to individuals and businesses. It is an important payment infrastructure supporting the Company’s digital entertainment and e-commerce businesses. In addition, SeaMoney also integrates with third-party merchant partners and covers a broad set of consumption use cases.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other services”.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	SEGMENT REPORTING (continued)

Information about segments for the years ended December 31, 2018, 2019 and 2020 presented were as follows:

	For the Year ended December 31, 2018
	Digital Entertainment $	E-Commerce $	Digital Financial Services $	Other Services $	Unallocated expenses(1) $	Consolidated $

Revenue	462,464	269,578	11,458	83,468	–	826,968
Operating income (loss)	69,449	(893,489)	(34,056)	(62,548)	(68,124)	(988,768)
Non-operating income, net						34,888
Income tax expense						(4,088)
Share of results of equity investees						(3,066)
Net loss						(961,034)

	For the Year ended December 31, 2019
	Digital Entertainment $	E-Commerce $	Digital Financial Services $	Other Services $	Unallocated expenses(1) $	Consolidated $

Revenue	1,136,017	834,295	9,223	195,843	–	2,175,378
Operating income (loss)	529,524	(1,131,771)	(116,309)	(39,864)	(132,812)	(891,232)
Non-operating loss, net						(477,387)
Income tax expense						(85,864)
Share of results of equity investees						(3,239)
Net loss						(1,457,722)

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	SEGMENT REPORTING (continued)

	For the Year ended December 31, 2020
	Digital Entertainment $	E-Commerce $	Digital Financial Services $	Other Services $	Unallocated expenses(1) $	Consolidated $

Revenue	2,015,972	2,167,149	60,785	131,758	-	4,375,664
Operating income (loss)	1,016,793	(1,442,593)	(520,075)	(49,006)	(308,444)	(1,303,325)
Non-operating loss, net						(179,913)
Income tax expense						(141,640)
Share of results of equity investees						721
Net loss						(1,624,157)

(1)
Unallocated expenses are mainly relating to share-based compensation, general and corporate administrative costs, such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segments results as they are not reviewed by the CODM as part of segment performance.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	SEGMENT REPORTING (continued)

Revenue from external customers is classified based on the geographical locations where the services were provided.

	For the Year Ended December 31,
	2018 $	2019 $	2020 $
Revenue
Southeast Asia	581,336	1,378,141	2,791,894
Latin America	14,713	282,618	790,308
Rest of Asia	229,773	489,291	655,007
Rest of the world	1,146	25,328	138,455
Consolidated revenue	826,968	2,175,378	4,375,664

Long-lived assets consist of property and equipment, operating lease right-of-use assets and intangible assets.

	As at December 31,
	2019 $	2020 $
Long-lived assets
Southeast Asia	389,997	509,922
Rest of Asia	119,043	128,285
Rest of the world	7,565	22,522
	516,605	660,729

No single customer accounted for 10 percent or more of the Company’s total revenue for the years ended December 31, 2018, 2019 and 2020.

23.	FAIR VALUE MEASUREMENTS

ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

23.	FAIR VALUE MEASUREMENTS (continued)

In accordance with ASC 820, the Company measures cash equivalents, restricted cash, available-for-sale investments, quoted equity securities investments, certain other assets, 2017 Convertible Notes and SARs at fair value. The liability component of the 2023 Convertible Notes, 2024 Convertible Notes and 2025 Convertible Notes is measured at fair value on its issuance and extinguishment date. Cash equivalents are classified within Level 1 because they are valued using quoted market prices in active markets for identical assets and liabilities.

As of December 31, 2019 and 2020, Level 3 assets and liabilities of the Company included investments in convertible loans, exchangeable loan and preference shares of investees, other assets and 2017 Convertible Notes.

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

Other assets – the Company used Market approach to determine the fair value of certain assets by comparing to the sale and purchase transactions of comparable assets in the market, adjusted with differences such as size, physical condition, location and etc.

2017 Convertible Notes – the Company used a binomial tree model to determine the fair value of the 2017 Convertible Notes. The binomial pricing model traces the evolution of the 2017 Convertible Notes’ key underlying variables in discrete-time. This is done by means of a binomial lattice (tree), for a number of time steps between the end of reporting period, which was December 31, 2019. The valuation model requires the Company to make complex and subjective judgments on certain underlying inputs applied to the valuation models including the expected volatility of its share price and estimated credit spread as of December 31, 2019.

2023 Convertible Notes, 2024 Convertible Notes and 2025 Convertible Notes – the Company used discounted cash flow method to determine the fair value of the liability component (non-recurring, Level 3). The discounted cash flow taking into the present value of expected future cash flows from coupon interest and redemption amount, discounted by the credit yield as at issuance date with reference to similar instruments that did not have associated convertible features.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

23.	FAIR VALUE MEASUREMENTS (continued)

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair value measurement at December 31, 2019
	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Unobservable inputs (Level 3) $	Total $

Cash equivalents	55,723	–	–	55,723
Money market funds	537,615	–	–	537,615
Held to maturity investments	30,540	–	–	30,540
Available-for-sale investments	–	–	128,418	128,418
2017 Convertible Notes	–	–	(29,481)	(29,481)
Share appreciation rights	(1,500)	–	–	(1,500)
	622,378	–	98,937	721,315

	Fair value measurement at December 31, 2020
	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Unobservable inputs (Level 3) $	Total $

Cash equivalents	74,272	–	–	74,272
Held to maturity investments	100,071	–	286	100,357
Available-for-sale investments	5,688	–	21,357	27,045
Equity securities	76,000	–	–	76,000
Other assets	–	–	19,024	19,024
Share appreciation rights	(11,640)	–	–	(11,640)
	244,391	–	40,667	285,058

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

23.	FAIR VALUE MEASUREMENTS (continued)

Level 3 instruments measured at fair value on a recurring basis $
Assets:
Available-for-sale investments

Current:
Balance at January 1, 2018 and January 1, 2019	–
Investment during the year	72,000
Balance at December 31, 2019	72,000
Conversion into ordinary shares of investee	(72,000)
Addition	20,429
Fair value gain included in other comprehensive income	910
Balance at December 31, 2020	21,339

Non-current:
Balance at January 1, 2018	19,249
Investment during 2018	33,000
Impairment loss	(144)
Fair value gain included in other comprehensive income	18,269
Balance at December 31, 2018	70,374
Impairment loss	(1,087)
Fair value loss included in other comprehensive income	(12,869)
Balance at December 31, 2019	56,418
Impairment loss	(51,000)
Fair value loss included in other comprehensive income	(5,400)
Balance at December 31, 2020	18

Other assets
Balance at January 1, 2018, January 1, 2019 and January 1, 2020	–
Acquisition of subsidiaries	8,860
Additions	13,340
Disposals	(363)
Write-down	(3,713)
Exchange differences	900
Balance at December 31, 2020	19,024

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

23.	FAIR VALUE MEASUREMENTS (continued)

Liabilities:	Level 3 instruments measured at fair value on a recurring basis $
2017 Convertible Notes
Balance at January 1, 2018	(726,950)
Fair value gain	41,259
Conversion into Class A ordinary shares	48,975
Balance at December 31, 2018	(636,716)
Fair value loss	(472,877)
Conversion into Class A ordinary shares	1,080,112
Balance at December 31, 2019	(29,481)
Fair value loss	(87)
Conversion into Class A ordinary shares	29,568
Balance at December 31, 2020	–

The Company’s valuation techniques used to measure the fair value were derived from management’s assumptions of estimations. Changes in the fair value of the available-for-sale investment is recorded in the accumulated other comprehensive income (loss). Changes in the fair value of other assets and 2017 Convertible Notes are recorded in the consolidated statements of operations.

24.	COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has commitments to purchase property and equipment of $12,357 and $165,717, committed licensing fee payable for the licensing of game titles of $1,900 and $2,799 and commitment to invest in certain companies of $24,056 and $30,136 as of December 31, 2019 and 2020, respectively.

Minimum guarantee commitments

The Company has commitments to pay minimum guarantee of royalty fee to game developers for certain online games it licensed from those game developers. As of December 31, 2019 and 2020, the minimum guarantee commitment amounted to $31,733 and $24,473, respectively, for its launched games as well as licensed but yet to be launched games.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

24.	COMMITMENTS AND CONTINGENCIES (continued)

Others

The Company has commitments to extend credit to customers on demand and interest receivables on non-performing assets which is not accrued. As of December 31, 2019 and 2020, the undrawn credit facilities and interest receivables on non-performing assets amounted to nil and $6,533 and nil and $2,295, respectively.

25.	SUBSEQUENT EVENTS

In February 2021, the Company, through its wholly-owned subsidiary, acquired 100% shares of Composite Capital Management, a Hong Kong-licensed global investment management firm and its underlying subsidiaries, primarily through shares consideration.