Form 20-F
period 2021-12-31
Sea Ltd
filed 2022-04-22
CIK 1703399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021.
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
409,762,257 Class A ordinary shares and 147,975,703 Class B ordinary shares, par value US$0.0005 per share, as of December 31, 2021

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated and except where the context otherwise requires:

•	“2023 convertible notes” refers to our 2.25% convertible senior notes due 2023, which were issued in June 2018;

•	“2024 convertible notes” refers to our 1.00% convertible senior notes due 2024, which were issued in November 2019;

•	“2025 convertible notes” refers to our 2.375% convertible senior notes due 2025, which were issued in May 2020;

•	“2026 convertible notes” refers to our 0.25% convertible senior notes due 2026, which were issued in September 2021;

•
“active users” in the context of digital entertainment refers to the number of unique accounts that interacted with our mobile and PC online games in a particular period. A single account that plays more than one online game or in more than one market is counted as more than one active user. “Game QAUs” refers to the aggregate number of active users during the quarterly period;

•	“ADSs” refers to the American Depositary Shares, each of which represents one of our Class A ordinary shares, par value US$0.0005 per share;

•	“China” or “PRC” refers to the People’s Republic of China excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau;

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

•
“paying users” refers to the number of unique accounts through which a payment is made in our online games in a particular period. A unique account through which payments are made in more than one online game or in more than one market is counted as more than one paying user. “Game QPUs” refers to the aggregate number of paying users during the quarterly period;

•
“SeaMoney QAUs” refers to users who had at least one financial transaction with SeaMoney products and services during the quarterly period. Transactions include payments or receipts with our mobile wallet, loan disbursements, maintenance of balance in our banks or purchase of insurance policies on the Shopee platform;

•	“shares” or “ordinary shares” refer to our Class A ordinary shares, par value US$0.0005 per share, and our Class B ordinary shares, par value US$0.0005 per share;

•	“Southeast Asia” refers to Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam; and

•
“we,” “us,” “our company,” “our group,” “our” or “Sea” refers to Sea Limited, a Cayman Islands company, its consolidated subsidiaries and its consolidated affiliated entities, including its variable interest entities, or VIEs, and their subsidiaries and consolidated affiliated entities.

Our reporting and functional currency is the U.S. dollar. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Indonesian rupiah into U.S. dollars have been made at the rate of IDR14,278.00 to US$1.00, being the foreign exchange reference rate and the Jakarta interbank spot dollar rate published by the Bank Indonesia in effect as of December 31, 2021, all translations of New Taiwan dollars, Thai baht, Singapore dollars and Malaysia ringgit into U.S. dollars have been made at the rates of NT$27.7400 to US$1.00, THB33.3300 to US$1.00, S$1.3520 to US$1.00 and RM4.1750 to US$1.00, respectively, being the noon buying rates in The City of New York for cable transfers in New Taiwan dollars, Thai baht, Singapore dollars and Malaysia ringgit as certified for customs purposes by the Federal Reserve Bank of New York in effect as of December 30, 2021 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. dollars, and all translations from Vietnamese dong into U.S. dollars made at the rate of VND23,145 to US$1.00, being the central rate published by The State Bank of Vietnam in effect as of December 31, 2021. We make no representation that the Indonesian rupiah, New Taiwan dollar, Vietnamese dong, Thai baht, Singapore dollar or Malaysia ringgit amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.” On April 5, 2022, the Jakarta interbank spot dollar rate for Indonesian rupiah was IDR14,348.00 to US$1.00, the noon buying rate for New Taiwan dollars was NT$28.67 to US$1.00, the central rate for Vietnamese dong was VND23,098 to US$1.00, the noon buying rate for Thai baht was THB33.5100 to US$1.00, the noon buying rate for Singapore dollars was S$1.3585 to US$1.00 and the noon buying rate for Malaysia ringgit was RM4.2072 to US$1.00.

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

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

•	our goals and strategies;

•	our future business development, financial condition, financial results, and results of operations;

•	the expected growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where we operate, including segments within those industries;

•	expected changes or guidance in our revenue, costs or expenditures;

•	our ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content;

•	the expected growth of our digital entertainment, e-commerce and digital financial services businesses;

•	our expectations regarding growth in our user base, level of engagement and monetization;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	our expectation regarding the use of proceeds from our financing activities, including our follow-on equity offerings and convertible notes offerings;

•	growth and trends of our markets and competition in our industries;

•	government policies and regulations relating to our industries, including the effects of any government orders or actions on our businesses;

•	general economic, political, social and business conditions in our markets; and

•
the impact of widespread health developments, including the COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines or treatments) and the impact of economies reopening further to the COVID-19 pandemic.

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

A.          [Reserved]

B.          Capitalization and Indebtedness

Not applicable.

C.          Reasons for the Offer and Use of Proceeds

Not applicable.

D.          Risk Factors

SUMMARY OF RISK FACTORS

We believe some of the major risks and uncertainties that may materially and adversely affect us include the following:

BUSINESS AND OPERATIONAL RELATED RISKS

Risks Applicable Across Multiple Businesses

•	We may fail to maintain or grow the size of our user base or the level of engagement of our users.

•
Changes in economic, political or social conditions or government policies, or government actions or restrictions, globally and in our markets could have a material adverse effect on our business and operations.

•	We have a history of net losses and we may not achieve profitability in the future.

•	Our results of operations are subject to fluctuations.

•	We may fail to monetize our businesses effectively.

•
The COVID-19 pandemic, including any lockdown and reopening of relevant markets, has affected our business activities and results. Any future occurrence of natural disasters, epidemics, pandemics or other outbreaks, or other catastrophic events could also adversely affect our business.

•	We may not succeed in managing or expanding our business across the expansive and diverse markets in which we operate.

•	We are subject to extensive and changing laws and government regulations across our business.

•	We may fail to compete effectively.

•	Existing or future investments or acquisitions may not be successful.

•	We have a limited operating history for some of our businesses.

•	Our businesses involve third parties over whose actions we have no control.

•	Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.

•	We may be subject to intellectual property-related risks.

•
We may be liable for security breaches and attacks against our or our third-party partners’ platforms and network, particularly with regard to confidential user information and personal or other data or any other privacy or data protection compliance issue, and our platforms and games may contain unforeseen “bugs” or errors.

•
We collect, process, transmit, and store personal information in connection with the operation of our businesses and are subject to complex and evolving international laws and regulations regarding privacy and data protection.

Risks Related to Our Digital Entertainment Business

•	We derive a significant portion of digital entertainment revenue and gross profit from a limited number of online games.

•	We have a limited track record in game development and global game distribution.

•	We rely on third-party game developers for some of our digital entertainment content and also allow our users to contribute and interact with user generated content.

•	Our games are subject to scrutiny regarding the appropriateness of their content.

Risks Related to Our E-Commerce Business

•	We face uncertainties relating to the growth and profitability of the e-commerce industry in our markets and we may face challenges and uncertainties in implementing our e-commerce strategy.

•	We may be held liable for actions by our marketplace participants.

•	We may suffer losses relating to the products we sell on Shopee.

Risks Related to Our Digital Financial Services Business

•	We face uncertainties and risks relating to our digital financial services business.

•	We face risks related to our lending and consumer and merchant credit businesses.

•	Our banking business may subject us to additional material business, operational, financial, legal and compliance requirements and risks.

•	We could be held liable if our digital financial services and products are used for fraudulent, illegal or improper purposes.

Other Operational Risks

•	We rely on technology and internet infrastructure, data center and cloud service providers and telecommunications networks in the markets where we operate.

•	We may fail to attract, motivate and retain the key members of our management team or other experienced and capable employees.

•	We may be subject to risks related to litigation and regulatory proceedings.

•
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

The size and engagement level of our user base are critical to our success. Our business and financial performance have been and will continue to be significantly determined by our success in adding, retaining and engaging active users. We continue to invest significant resources to grow our user base and increase user engagement, whether through innovations, providing new or improved content or services, marketing efforts or other means. Our user base and engagement levels may not continue growing at satisfactory rates, or at all. Our user growth and engagement could be adversely affected if:

•	we fail to maintain the popularity of our platforms among users;

•	we are unable to maintain the quality of our existing content and services;

•	we are unsuccessful in innovating or introducing new, best-in-class content and services;

•	we fail to adapt to changes in user preferences, market trends or advancements in technology;

•	technical, regulatory, governmental or other reasons prevent us from delivering our content or services in a timely and reliable manner, or at all, or otherwise affect the user experience;

•	there are user concerns related to privacy, data protection, safety, fund security or other factors;

•	monetization measures by us cause users to shift to other platforms;

•	our new games cause players to shift from our existing games without growing the overall size of our user base or online games platform;

•
there are adverse changes to our platforms or offerings that are mandated by, or that we elect to make, to address legislation, regulation, government orders, or litigation, including settlements or consent decrees;

•
our users fail to accept or comply with our terms of service or the privacy policies that we have implemented or may implement, or we adopt terms, policies, or procedures that are perceived negatively by our users;

•
our marketing campaigns or promotional strategies fail to achieve the intended effects among users – for example, users may develop negative perceptions towards our marketing campaigns or promotional strategies;

•
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

Our efforts to avoid or address any of these events could require us to incur substantial expenditure to modify or adapt our content, services or platforms. We may not be able to avoid or address such events in a timely or satisfactory manner or at all. If we fail to retain or continue growing our user base, or if our users reduce their engagement with our platforms, our business, financial condition and results of operations could be materially and adversely affected.

Changes in economic, political or social conditions or government policies, or government actions or restrictions, globally and in our markets could have a material adverse effect on our business and operations.

We have businesses in diverse global markets and are subject to risks associated with doing business internationally and in differing political and regulatory environments.

Our business, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions globally and in these markets. The economies in emerging markets generally differ from developed markets in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, government policy on public order and allocation of resources. In some of our markets, governments continue to play a significant role in regulating industry development by imposing industrial policies. Some local governments also exercise significant control over the economic growth and public order in their respective jurisdictions through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, and providing preferential treatment to particular industries or companies. Governmental actions to control inflation and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. Our business, financial condition and results of operations may be adversely affected by changes in government policies or regulations, such as exchange rates and exchange control policies, inflation rates, interest rates, tariff and inflation control policies, price control policies, import duties and restrictions, liquidity of domestic capital and lending markets, electricity rationing tax policies, including royalty, tax increases and retroactive tax claims, and other political, diplomatic, social and economic developments in or affecting the markets where we operate.

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

Some of our markets have experienced, and may in the future experience, political, economic and social instability, including strikes, demonstrations, protests, marches, other types of civil disorder, war or armed conflict, refugee migration or other types of unrests. For example, most recently, the ongoing geopolitical tensions related to Russia’s actions in Ukraine, resulting sanctions imposed by the United States and other countries, retaliatory actions taken by Russia in response to such sanctions, bans and other measures taken by governments, organizations and companies including against Russia and certain Russia citizens and entities, are events that continue to evolve. It is possible that political, economic and social instability globally and in our markets may negatively impact economic growth, cause uncertainty and volatility in the financial markets, disrupt supply chains globally and in our markets, and may accordingly affect our business, results of operations and financial condition. We cannot predict the duration or outcome of these events and actions or whether future developments would have any material adverse impact on our business. These and other instabilities and any adverse changes in the political environment could increase our costs, increase our exposure to legal and business risks, disrupt our office operations or the business activities of our ecosystem participants, or affect our ability to expand or retain our user base.

In addition, governments or government agencies in any of our markets could censor, ban or block access to our services, mobile applications, platforms and/or the internet generally for various reasons, including political tensions and wars between countries, content restrictions, national security, data protection or regulatory concerns, or due to some misunderstanding. For example, we announced earlier this year that due to unanticipated government actions, Free Fire was currently unavailable in the Google Play and iOS app stores in India, and it currently remains unavailable. Users generally need to access the internet and/or app stores to access, download or use our services and mobile applications. If governments either directly or indirectly block, limit or otherwise restrict us from publishing or making available our products and services to users, block, limit or restrict our users from accessing our products, services or mobile applications, prevent us from onboarding new users, prevent data transfers to or from certain markets or services, or take similar actions against us, our business could be negatively impacted, and we could experience loss or slower growth of our user base, financial loss, and our reputation may be adversely affected. Further, any government actions taken against our service providers, partners or other third-party intermediaries on which our business relies could cause our products and services to become unavailable for extended periods of time or even indefinitely.

Governments or government agencies may take legislative, executive, administrative or other measures or implement policies to regulate foreign investments, including applying heightened scrutiny, imposing additional requirements, prohibitions and restrictions on investments by companies based on the place of incorporation or country of origin of such companies or their shareholders and/or beneficial owners or where companies have employees or service providers, store data or develop or provide their products and services. Any adverse implementation or changes in foreign investment restrictions or interpretations against us of such restrictions in our markets may affect our ability to operate and maintain our business in such markets. In the event of such restrictions, we may face additional legal and regulatory compliance costs and risks, lose investments we have made and/or exit such markets, our users may develop a negative perception of us, and our business, financial condition and results of operations could be negatively affected.

We have a history of net losses and we may not achieve profitability in the future.

We had net losses of US$1.5 billion, US$1.6 billion and US$2.0 billion in 2019, 2020 and 2021, respectively. Our net losses in 2021 were primarily due to our investments in expanding our businesses, in particular our e-commerce and digital financial services businesses. In 2019, 2020 and 2021, our sales and marketing expenses equaled 44.6%, 41.8% and 38.5% of our total revenue, respectively. Our operating expenses may continue to increase as we invest in expanding our businesses, including, among other things, offering user incentives, conducting marketing activities, providing new content and services, and hiring additional headcount. These efforts may be costlier than we expect and our revenue may not increase sufficiently to offset these expenses.

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

We are subject to seasonality and other fluctuations in our business. Our revenue is also largely affected by our promotional and marketing activities, including the timing of promotions, and our revenue may fluctuate due to changes in user base, user engagement, user behavior and preferences, and other factors. In addition, our rapid growth in the past has masked certain fluctuations that otherwise may have been apparent in our results of operations. When our growth stabilizes, the seasonality in our business may become more pronounced. Rapid growth may also put strain on our existing resources due to increased capital expenditures and operating expenses related to our expansion, including sales and marketing expenses, staff hiring and procurement of infrastructure. See “—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—We may not succeed in managing or expanding our business across the expansive and diverse markets in which we operate.”

Our revenue and other operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are outside our control. Factors that may contribute to the fluctuations of our results include, among others, (i) fluctuations and changes in overall consumer demand for our products and services in certain markets or overall or during certain months and holidays, including calendar year-end holiday season, or due to certain short-lived consumer trends, hypes or other factors; (ii) timing of new products and services releases and monetization rates of our products and services or content enhancements in different markets; (iii) increases in sales and marketing and other operating expenses; (iv) timing of promotional and marketing activities; (v) macro-economic conditions and their effect on consumer spending; (vi) the impact of the COVID-19 pandemic; and (vii) other risk factors as described in this annual report. With many economies reopening further in the fourth quarter of 2021 and into 2022, we have observed some moderation in online activities and fluctuations in user engagement. For example, our digital entertainment segment bookings decreased in the fourth quarter of 2021 for the first time in the past three years, and we provided guidance for our digital entertainment segment bookings for the year 2022 that is lower than comparable bookings for the year 2021. Our businesses may not grow as fast as in the past years or at all. Should our businesses experience a slowdown in growth, there could be material fluctuations in our financial results, which could negatively affect our stock performance. In addition, changes in cash flow generated from our games may not match our revenue trends due to revenue recognition policies under U.S. GAAP, which require proceeds from our sales of in-game virtual items to be recorded as deferred revenue and recognized over a period of time based on estimated service periods. As deferred revenue contributes a significant amount of the revenue we report each quarter, a decrease in bookings in any one quarter may not significantly reduce our revenues for that quarter but could negatively affect our revenues in future quarters or periods. Accordingly, the effect of declines in our bookings are not fully reflected in our results of operations until future periods.

Our 2023 convertible notes, 2024 convertible notes, 2025 convertible notes, and 2026 convertible notes were each subject to cash conversion accounting through to December 31, 2021. The liability component of the 2023 convertible notes, the 2024 convertible notes, the 2025 convertible notes and the 2026 convertible notes was initially measured at fair value with the residual value recorded as additional paid-in capital within equity. The liability component would require a greater amount of non-cash interest expense to accrete the carrying value back to the face value over the term of the notes. From January 1, 2022, we adopted new accounting standards for our convertible notes, under which cash conversion accounting no longer applies. We have adopted the modified retrospective approach and cumulative effects will be adjusted via our retained earnings opening balance. Such adoption is expected to reduce the additional paid-in capital and accumulated deficit, and increase our convertible notes balances. Such adoption will also result in reduction in interest expense in subsequent years until the relevant convertible notes are settled. Because of these and other factors, it is difficult for us to accurately identify recurring seasonal trends in our business. Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance.

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

Our focus for our e-commerce business has been on building the ecosystem of sellers and buyers and improving the shopping experience. We monetize Shopee mainly by offering sellers paid advertising services, charging transaction-based fees, and charging for certain value-added services, including logistics. If our efforts to monetize our e-commerce business are not successful, revenue generated from monetizing our Shopee marketplace may not offset its significant operating costs, causing it to operate with losses. Moreover, monetization efforts could increase the costs of using our Shopee platform to users, which could negatively affect the number of users and the level of user engagement on our platform.

We mainly monetize our digital financial services business by charging commissions to third-party merchants with respect to our mobile wallet services, by charging fees to third-party financial institutions which offer financial products or lend to consumers on our platform, and by earning interest from borrowers with respect to our consumer and merchant credit business. Our ability to continue to successfully monetize our digital financial services business in the future will depend significantly on expanding our user base, the number of use cases available, strengths of our credit modeling, and the availability of funds for our consumer and merchant credit business, which may not be achieved at the level we anticipate. In addition, we may offer new digital financial services and products or offer existing services and products to new markets. Our monetization efforts or our expansion into new services, including credit, digital banking and insurtech, on our digital financial services platform may not succeed or generate revenue at levels we expect, or at all.

For all our businesses, we invest in better understanding our users and their preferences. This allows us to introduce content and services that are appealing to paying users on all our platforms and to properly deploy and price content and services to enhance our monetization. However, if we fail to properly interpret user preferences or convert our understanding into effective business strategies, our monetization may not be successful.

The COVID-19 pandemic, including any lockdown and reopening of relevant markets, has affected our business activities and results. Any future occurrence of natural disasters, epidemics, pandemics or other outbreaks, or other catastrophic events could also adversely affect our business.

The COVID-19 pandemic and the measures to contain its spread have from time to time resulted in business and manufacturing disruptions in our markets, impacted the business activities of our ecosystem participants, and disrupted the global supply chain including those of our sellers on our platform and merchant partners. For example, regional and global logistic costs had temporarily increased due to COVID-19 effects, and there have been disruptions or delays relating to delivery fulfilment and shipments in certain markets. Our users’ spending power may also be negatively affected if the global or local economies are negatively affected. We are unable to predict the continuing duration and scope of the COVID-19 pandemic, including any potential future waves of the pandemic due to existing or new variants of the virus, the availability and effectiveness of vaccines and treatments, and the actions that have been and continue to be taken by authorities and other parties in our ecosystem in response to COVID-19 developments.

COVID-19 has affected and may continue to affect our businesses and our users’ behaviors. With many economies reopening further in the fourth quarter of 2021 and into 2022, we have observed some moderation in online activities and fluctuations in user engagement in our businesses. The long-term effects of COVID-19 on our users and ecosystem participants remain uncertain. Relaxation of pandemic-related restrictions may decrease the inclination of users to remain at home, make physical stores or activities more attractive, and alter the usage and spending habits of our users. Accordingly, the trends we saw with respect to our revenues and other financial results and operating metrics during COVID-19 impacted periods may not be indicative of results for future periods.

Similarly, our business, financial condition and results of operations could be materially and adversely affected by severe weather conditions, natural disasters, geopolitical events, terrorist attacks, wars, sanctions, the occurrence or re-occurrence of other outbreaks, epidemics or pandemics, including avian influenza, severe acute respiratory syndrome, the influenza A (H1N1) or H7N9, and other catastrophic events that disrupt our operations, adversely affect our markets or the economy generally or adversely affect our employees, third-party service providers, business partners or a significant portion of our users.

We may not succeed in managing or expanding our business across the expansive and diverse markets in which we operate.

Our business has become increasingly complex as we have expanded the scale of our operations and the markets in which we operate. We have significantly expanded and expect to continue to expand our business operations, headcount, office facilities and infrastructure across more markets. Our game and e-commerce operations have expanded beyond our traditional markets in Southeast Asia and Taiwan. Free Fire is currently available in more than 130 markets, and has a large user base in Southeast Asia and Latin America. We have opened offices and hired local staff in Latin America to focus on Latin America’s local game operations and community engagement. In 2021, we expanded our Shopee business to new markets in Latin America such as Mexico, Chile and Colombia, and to Poland and Spain. When opportunities arise, we may further expand our geographic coverage and offer more products beyond our existing offerings. It is costly to establish, develop and maintain international operations, adapt our business model to new or diverse regulatory environments and to promote our brand internationally. Our international operations may not become profitable on a sustainable basis, if at all. As our operations continue to expand, our technology infrastructure systems and corporate, legal and compliance functions will need to be scaled to support our operations, and if they fail to do so, our business, financial condition and results of operations may be negatively affected.

The markets where we operate or expand to are diverse and unique, with varying levels of economic and infrastructure development and distinct legal and regulatory systems, and do not operate seamlessly across borders as a single or common market. Managing our growing businesses across these markets requires considerable management attention and resources. Our growing multi-market operations also require certain additional costs, including costs relating to staffing, logistics, intellectual property protection, regulatory and compliance, tariffs and other trade barriers and higher tax rates in certain markets. We may be less well-known or have fewer local resources and we may be unsuccessful in adapting our business practices, culture and operations. From time to time, we may test the waters in new markets where we believe there may be an opportunity to use our experience in highly diverse environments to reach underserved buyers and sellers. We may also cease our operations in certain markets as and when we deem appropriate.

Our operations and expansions in new markets may become subject to risks associated with:

•	user acceptance of a digital economy, especially in the new markets to which we have expanded or may expand in the future;

•
lack of experience operating in these new markets, including our ability to understand different user behaviors and/or culture in new markets and roll-out relevant products and services localized to each market’s needs or preferences;

•	challenges in adapting our approach and strategies in existing markets to new markets;

•	recruiting and retaining talented and capable management and employees in various markets;

•	our ability to appropriately deploy resources and management attention that otherwise would be focused on the development of our existing markets and businesses;

•	limited technology infrastructure and low levels of use of the internet;

•	challenges caused by distance, language and cultural differences, and local and regional competitive landscapes;

•	providing content and services that appeal to the tastes and preferences of users in a larger number of markets;

•
implementing our businesses in a manner that complies with local laws and practices, which may differ significantly from market to market, including laws regarding data protection, privacy, network security, cybersecurity, encryption and payments;

•	maintaining adequate internal and accounting control across various markets, each with its own accounting principles that must be reconciled to U.S. GAAP upon consolidation;

•	compliance with privacy laws and data security laws, including the European Union General Data Protection Regulation, or GDPR, and compliance costs across different legal systems;

•	currency exchange rate fluctuations;

•
protectionist laws and business practices that could, among other things, hinder our ability to execute our business strategies and put us at a competitive disadvantage relative to domestic companies, including restrictions on foreign ownership;

•
actions by governments or others to restrict access to our products and services, whether these actions are taken for political, security or other reasons, or that may cause us to discontinue our operations in a particular market;

•	complex local tax regimes;

•
differing, complex and potentially adverse customs, import/export laws, tax rules and regulations or other trade barriers or restrictions which may be applicable to transactions conducted through cross-border e-commerce business, related compliance obligations and consequences of non-compliance, and any new developments in these areas;

•	establishing strategic partnerships to expand and grow our business, as well as maintaining our relationships with any of our existing or future strategic partners;

•
potential political, economic and social instability, including the current tension between Russia and Ukraine and other future major geopolitical events, and related actions taken by other countries in response, or perceived, threatened or actual security concerns; and

•	higher costs associated with doing business in a larger number of markets.

Any of the foregoing could negatively affect our business, financial condition and results of operations.

As the consumer internet business may be relatively new in certain markets, the relevant regulations are evolving and expanding, especially as we expand the scope of our businesses and enter into new markets. We may be regularly subject to formal and informal reviews, inquiries and investigations by governments and regulatory authorities. Unfavorable regulations, laws, decisions or enforcement actions could cause us to incur substantial costs, expose us to unanticipated civil and criminal liability or penalties (including substantial monetary fines), diminish the demand for, or availability of, our products and services, increase our cost of doing business, require us to change our business practices in a manner materially adverse to our business, damage our reputation, impede our growth, or otherwise have a material adverse effect on our operations.

We are subject to extensive and changing laws and government regulations across our business.

Our business is affected by laws and regulations across multiple jurisdictions that affect the industries in which we operate, and their scope has increased significantly in recent years. We are subject to a variety of regulations, including those relating to game operations, game ratings, e-commerce, social networking, internet applications or content services, digital platforms, marketing, advertising, privacy, personal information, data use, data transfer, data processing, data localization, data storage, data retention and data protection, live-streaming services, antitrust or competition laws, employment and labor laws, national language requirements, intellectual property, virtual items, user generated content, loot boxes, national security, nationalization, content restrictions, platform regulations, sale of regulated or prohibited items, protection of minors, consumer protection, pricing, product safety and product liability, prevention of money laundering and financing criminal activity and terrorism, anti-bribery and anti-corruption regulation, economic or other trade prohibitions or sanctions, electronic contracts and other communications, digital financial services regulation, electronic payment services regulation, foreign investment and currency control regulation. Because the industries in which we operate are relatively new in our markets, the relevant laws and regulations, as well as their interpretations, are often unclear and evolving. Some of these regulations also implicate licensing requirements, and the variety of potentially applicable laws and regulations can make it difficult to know or determine which licenses and approvals are necessary, or the processes for obtaining them. For these same reasons, we also cannot be certain that we will be able to maintain the licenses and approvals that we have previously obtained, or that once they expire, we will be able to renew them. We are also uncertain as to whether we will be able to obtain the licenses we apply for in a timely manner or at all. If we fail to obtain, maintain or renew any required licenses or approvals, comply with the licensing conditions or make any necessary filings, or are found to require licenses or approvals that we believed were not necessary or we were previously exempted from obtaining, we may be subject to various penalties, such as loss of the revenue or assets that were generated through the unlicensed business activities, imposition of fines, suspension or cancelation of the applicable license, written reprimands, termination of relevant businesses or offerings, criminal prosecution and the discontinuation or restriction of our operations, or other disputes. Any such penalties or disputes may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

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

In addition, data protection, privacy, content, competition, and other laws and regulations may impose different obligations or be more restrictive in certain of our markets or other parts of the world where we may expand our operations. For example, GDPR includes operational requirements for companies that receive or process personal data of residents of the European Union. There are a number of recently enacted data protection laws as well as legislative and regulatory proposals in various jurisdictions that could impose new obligations or limitations in areas affecting our business. There are also jurisdictions that are considering or have passed legislation implementing data transfer restrictions or requiring local storage and processing of data or similar requirements, which could affect our business operations. If we are required to make changes to or are otherwise restricted in the manner in which we transfer data between and among markets and regions or share data among our businesses, it could affect our ability to and the manner in which we provide our content, products and services, which could adversely affect our financial results. We may be required to implement different operating practices and protocols depending on the requirements of each local market, which may be costly, and increase the complexity of delivery of our content, products and services. Any antitrust or competition related lawsuit, regulatory investigations, or administrative proceedings against us could require us to terminate or change some of our business practices, or result in us being subject to regulatory actions.

Regulators may regularly re-examine and increase legislation, regulation and enforcement of compliance obligations, which may require us or our business partners to revise or expand compliance programs, including the procedures we use to verify the identity of our users and to monitor the transactions on our platforms. Such new legislation, government policies or compliance requirements may also make it more burdensome for us to operate our businesses, expand our offerings and for our users to use our services and products, which could potentially discourage users from using our services and products. We may also make changes to or expand our product offerings or services in a manner that subjects our businesses to additional legislation, regulations or other compliance obligations, which may result in similar burdens and risks to our businesses.

The provision of financial services such as mobile wallet services, payment processing, cross-border e-commerce transactions, consumer loan products, insurtech and banking services and products are typically more regulated and subject to a broad range of complex laws and regulations that are rapidly changing. The monetary, commercial or equivalent authorities in the markets in which we operate could impose new or additional licensing requirements, capital commitments, governance standards, reporting obligations or other regulatory requirements, requiring us to devote substantial operational and financial resources to comply with such requirements.

We may fail to compete effectively.

We face competition in each of our business lines and the failure to compete effectively in any of them could materially and adversely affect our business, financial condition and results of operations.

Our digital entertainment business competes globally on the basis of a number of factors, including user base, game portfolio, quality of user experience, brand awareness and reputation, relationships with game developers, access to developer talent, monetization strategies and access to distribution and payment channels. Our competitors for game publishing include companies with a presence in just one or several markets, as well as companies offering global publishing platforms. Our competitors for game development include global developers, who may have more experience, better reputation and more data obtained from developing games that target the same user pool. Outside of Southeast Asia and Taiwan, we have a limited operating history, and may be unsuccessful in monetizing or in continuing to attract and retain users for our games. Our competitors may capitalize on their significant financial, technical or know-how resources to develop, distribute and operate mobile, console and PC online games or acquire other game or developer studios. Some developers may choose to distribute games themselves through other channels such as the iOS App Store, the Google Play Store, Steam, or through consoles which may compete with games distributed and developed by us. In addition, we face competition from other games, platforms and entertainment formats for the time, attention and entertainment spending of our online game players. If other leisure time activities are perceived by our players to offer greater variety, affordability, interactivity and overall enjoyment, our digital entertainment business may be materially and adversely affected.

Our e-commerce business faces competition from regional players that operate across several markets, and from single-market players. Global e-commerce or internet companies are also making efforts to enter into our markets or e-commerce and may further expand their footprints in such markets. Such competitors may have longer operating history and greater access to financial, technological and marketing resources than we do. We compete to attract, engage, and retain buyers based on the variety and value of products and services listed on our marketplaces, overall user experience and convenience, online communication tools, social features, integration with mobile and networking applications and tools, mobile applications and availability, quality and costs of payment and logistics services. We also compete to attract and retain sellers based on the number and the engagement of buyers, the effectiveness and value of the services we offer to sellers, commission rates, and the availability of support services. As e-commerce is evolving in our markets, competition for market share is particularly intense. Our competitors may also consolidate or be acquired by other competitors, allowing them to obtain greater market share, gain access to greater resources and gain real advantages over us. In addition, we may face increasing competition from social media platforms, online and app-based search engines through which products and services may be researched and sold, and other content-providing market players. Social media platforms with high levels of user engagement may be able to leverage content and user connections and traffic on their platform to increase the visibility and attractiveness of a wide variety of brands and products.

Our digital financial services business faces competition from existing online and offline payment methods, including, among others, other mobile wallet services and other digital financial service providers. We expect competition to intensify as existing and new competitors introduce new services or enhance existing services. Some of our competitors may have more experience, greater financial resources or larger bases of customers than we have. In addition, certain competitors may have longstanding relationships with certain merchants to accept the payment services they offer, which may make it difficult or costly for us to establish partnerships with these merchants. New entrants tied to established brands may engender greater user confidence in the safety and efficacy of their services, along with greater liquidity. We may also face pricing pressures and other forms of competition from competitors. Some potential competitors may charge lower commissions to merchants or subsidize users through other services they offer. Such competition may result in the need for us to alter the pricing we offer which could reduce our gross profit and negatively affect our business, financial condition and results of operations. Competitors in the digital banking space such as banks and larger financial institutions may be able to offer more extensive or enhanced products and services, or offer such products and services at more attractive rates, credit or other terms, including more attractive rates on deposits and rates on loans. If such competitors appear more attractive to high quality customers or credit users, such customers or users may be less likely to use our products and services, and we may have a decreased pool of high quality customers or credit users. For our consumer and merchant credit business, other non-bank fintechs, neobanks, credit unions, multi-finance companies, off-card financing, private credit card and point-of-sale service providers, banks and larger financial institutions may also build solutions to compete in the consumer and merchant lending space.

As we continue to expand our business within our existing markets and globally, we may offer new products and services, develop new or enhance the features and functionality of our platforms, that may lead to increased or additional competition. We may also periodically change or remove new features and functionality, which may not be well received and decrease the time spent by users on our platforms. We may need to compete with existing service providers who have more experience and infrastructure than us. We may also face potential protectionist policies, political measures or regulatory challenges that are more supportive of local players in such markets, which may among other things, hinder our ability to compete effectively in such markets.

Existing or future investments or acquisitions may not be successful.

We have invested in or acquired, and will continue to invest in or acquire, teams, businesses, services, assets or technologies from time to time. We may fail to select appropriate investment or acquisition targets, or we may not be able to negotiate optimal arrangements, including arrangements to finance such investments or acquisitions. Investments and acquisitions entail uncertainties and risks, such as:

•	we may fail to successfully achieve the intended objectives;

•	our investment or acquisitions may be viewed negatively by customers, financial markets or investors;

•	the costs of identifying and consummating these transactions may be significant;

•	acquisitions and the subsequent integration of new assets and businesses into our own could require significant management attention and could divert resources from our existing businesses;

•	we may have difficulty in transitioning and integrating the business, technologies, products, personnel or operations of the acquired businesses;

•	we may face unforeseen operating challenges;

•	our relationships with existing employees, customers and business partners of our group, or those of the target, may be impaired;

•
we may assume pre-existing contractual relationships of an acquired company that we would not have otherwise entered into, the termination or modification of which may be costly or disruptive to our business;

•
an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company;

•	we may face challenges associated with managing additional and/or geographically remote businesses;

•	investments and acquisitions could result in the use of substantial amounts of cash or significant capital contributions, which could limit other potential uses for our cash;

•
investments and acquisitions could result in increased leverage, dilutive issuances of equity securities, adverse tax consequences, goodwill impairment charges or write-offs, amortization expenses for other intangible assets;

•	if we incur debt to fund any investments or acquisitions, such debt may subject us to material restrictions on our ability to conduct our business, including financial maintenance covenants;

•	we may need to issue new shares as acquisition consideration or to raise additional capital to fund the acquisition consideration, which may dilute our existing investors’ interest in us;

•	we may assume unknown material liabilities of acquired companies, or may be exposed to claims and disputes by shareholders and third parties, including intellectual property claims and disputes;

•	we may be unsuccessful in accurately projecting revenue, cost or other metrics of the invested or acquired entity in the due diligence process;

•	the invested or acquired assets or businesses may not generate the financial results we expect; and

•	the market value of our investments or acquisitions may fluctuate, particularly in volatile markets, or they may become obsolete.

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

We have a limited operating history upon which to evaluate the viability and sustainability of our businesses, in particular our e-commerce business in newer markets that may be very different from Southeast Asia and Taiwan, our digital financial services business, and new game genres and markets for our digital entertainment business. Our history of operating all three of our businesses together is relatively short, as our SeaMoney and Shopee platforms were launched in April 2014 and June 2015, respectively, as we expanded service and product offerings under Garena, Shopee and SeaMoney and into new markets. Our historical results may not be indicative of our future performance and you should consider our future prospects in light of the risks and uncertainties of early-stage companies operating in fast evolving high-tech industries in certain markets.

Our businesses involve third parties over whose actions we have no control.

Each of our digital entertainment, e-commerce and digital financial services businesses involves the participation of third parties such as third-party game developers, owners of other third-party intellectual properties, users who generate content on our platforms, including livestreaming or other real-time content dissemination, sellers and merchants who own the content and services offered through our platforms, as well as intermediaries and other third-party service providers. We rely on a number of third-party channels to provide content and services to our users, as well as performing other functions of our platform. For example, we primarily rely on third-party application distribution channels, such as the iOS App Store and the Google Play Store, to allow users to download and access our applications and games. If our third-party distribution channels voluntarily or involuntarily suspend their services to us, including taking down or removing our applications in response to government actions or other legal action or pursuant to their own policies, and we are unable to arrange for alternative measures in a timely manner or at all, our users will have difficulties accessing our applications and games or making payments for our products and services. Consequently, we will lose users temporarily or permanently, and our financial results could be materially and adversely affected.

We may not be able to control the actions of these or other third parties and thus are subject to various risks associated with working with or relying on third parties in our businesses, including:

•
risks relating to third-party sellers on our platform and merchant partners, including deficiencies in the quality of products, misrepresentation of products, listing of restricted or prohibited products, and potential intellectual property issues (see “—We may be subject to intellectual property-related risks”);

•	risks relating to third-party publishing or distribution channels we use to make our applications available for download, such as the iOS App Store and the Google Play Store;

•
risks relating to user generated content in our games (see “— We rely on third-party game developers for some of our digital entertainment content and also allow our users to contribute and interact with user generated content”), e-commerce platform, or other platforms, including livestreaming content or other content posted in real-time that may be illegal, obscene, defamatory, infringing or otherwise inappropriate or unlawful;

•
risks relating to third-party payment service providers we depend on to provide users with various payment options or mobile wallet top-up options, such as the iOS App Store and the Google Play Store, payment on delivery, bank transfers, direct carrier billing, credit cards, debit cards, telecommunication card top-up and payment through other third-party payment services;

•	risks relating to services by third-party logistics service providers;

•
risks relating to users’ personal data that is received or used by third parties in connection with our services, such as when sellers or third-party logistics providers receive user information in connection with order fulfillment;

•	risks relating to users of our services or platforms who engage in fraud or other conduct that violates our terms of service, other policies, or the law;

•	risks relating to our business and/or banking partners or counterparties being sanctioned and/or otherwise being found to have violated our agreements, other policies, or the law;

•
risks relating to third-party data center providers and cloud services for the storing of data from our users and operations, including any risks relating to users’ personal data hosted by such service providers. In addition, we do not control the operation of these facilities and rely on contracts to employ their use. The owners of the data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, we may be required to transfer our servers and other infrastructure to new data center facilities, or change to other service providers, and we may incur significant costs and possible lengthy service interruptions in connection with doing so; and

•	damage to our reputation if third parties on our platforms or our other business partners do not properly perform their functions and negatively affect our users’ experience with our platforms.

Although we take efforts to prevent third parties from engaging in prohibited conduct via the content available on our platforms, we may not detect every unlawful, improper or fraudulent third-party action. In some of our markets, we may be liable for certain third-party conduct under local law, including if users commit fraud or cause other users of our services to incur losses. While we have agreements with some of these parties that obligate them to carry out their respective dealings in a lawful and professional manner and to indemnify us for losses subject to applicable laws, any legal protection we may have could be insufficient to compensate us for our losses or may not repair the damage to our reputation.

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

We operate in multiple markets, which exposes us to the effects of fluctuations in currency exchange rates as we report our financials and key operational metrics in U.S. dollars. We earn revenue denominated in local currencies of our markets in Southeast Asia, Taiwan and Brazil, among other currencies, while some of our costs and expenses are paid in other foreign currencies. We generally pay license fees to game developers in U.S. dollars, and incur expenses for employee compensation and other operating expenses in the local currencies in the markets in which we operate. From time to time, we may pay acquisition considerations in U.S. dollars. We do not rely on any single currency as we earn revenue in different local currencies across our markets and keep a significant cash position in U.S. dollars. However, fluctuations in the exchange rates among the various currencies that we use could cause fluctuations in our operational and financial results. Our expenses may become higher and our revenue and operating metrics may become lower than would be the case if exchange rates were stable or if we were operating and reporting in one currency. Movements in foreign currency exchange rates may have a material adverse effect on our results of operations, which may cause our financial and operational metrics reported in U.S. dollars to be not fully representative of our underlying business performance. A significant amount of our revenue and some of our operating metrics such as gross merchandise value are denominated in certain local currencies that have been subject to significant volatility in the past. Because fluctuations in the value of these local currencies are not necessarily correlated, our results of operations in any period may be adversely affected by such volatility. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Major Factors Affecting Our Results of Operations” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

We may enter into foreign exchange derivatives transactions and incur relevant costs from time to time to manage our exposure to exchange rate risk. Such derivatives transactions while intended to be non-speculative, are designed to protect us against increases or decreases in exchange rates, but not both. If we have entered into derivatives transactions to protect against, for example, decreases in the value of a local currency and such local currency instead increases in value, we may incur financial losses. Such losses could materially and adversely affect our financial condition and results of operations.

We may be subject to intellectual property-related risks.

We rely on a wide portfolio of intellectual properties to operate our businesses. We may not be able to effectively protect these intellectual properties against infringement, or efforts to safeguard our intellectual properties may be costly.

We rely on a combination of trademark, patent, fair trade practice, copyright and trade secret protection laws, as well as confidentiality procedures and contractual provisions, to protect our intellectual properties. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information. Our intellectual property protection measures may not be sufficient, and confidentiality agreements may be breached by counterparties. There may not be adequate remedies available to us for any such infringement or breach. For example, in the event any third-party game developer, publisher or hacking group infringes the copyright of our self-developed game, our users may lose interest in our games. In addition, policing any unauthorized use of our intellectual properties is difficult, time-consuming and costly, and the steps we take may be inadequate to prevent the misappropriation of our intellectual properties. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We may not prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

From time to time we receive notices from third parties or are named in lawsuits by third parties alleging infringement of their proprietary intellectual property rights or in connection with claims relating to our content, products or marketing activities. For example, with respect to our e-commerce business, we receive complaints alleging that items offered on or sold through our Shopee platform infringe third-party copyrights, trademarks and patents or other intellectual property rights, or contain obscene, defamatory or libelous content. Although we have adopted measures to reduce infringements or offense by product listings on our Shopee platform before they appear on the marketplace, these efforts may not always be successful. In February 2022, the Office of the U.S. Trade Representative, or USTR, published its latest annual Out-of-Cycle Review of Notorious Markets for Counterfeiting and Piracy, which identified the Shopee platform in several of our markets as “notorious markets.” The USTR may continue to identify those Shopee markets as notorious markets, and the USTR may identify other Shopee markets as notorious markets in the future. In December 2020, the European Commission placed Shopee on its Counterfeit and Piracy Watch List. Any public perception that counterfeit, pirated, or otherwise inappropriate or illegal items are commonplace on Shopee, even if factually incorrect, or perceived delays in our removal of these items could damage our reputation and result in regulatory action against us and diminish the value of our brand name. We may be subject to allegations of civil or criminal liability for alleged intellectual property infringement, including based on allegedly unlawful activities carried out by third parties through our platforms. We may also be subject to fines or sanctions by local authorities for infringing products or improper contents offered on our marketplace, including requiring the removal of the infringing products or a temporary or permanent block of our platform.

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

As the number of interactive games increases and the features and content of these games continue to overlap, software developers and distributors have increasingly become subject to infringement claims. Some of our game content is highly realistic and features materials that are based on real‑world objects or people, which may also be the subject of claims of infringement, including right of publicity, copyright, trademark and unfair competition claims. Despite any steps taken by us to avoid knowingly violating the intellectual property rights of others, third parties may still claim that content we develop or license from third parties infringes their intellectual property rights. We received intellectual property related claims in the past. In addition, as we begin to allow user generated content on our platforms, we may also become subject to third party claims relating to such content.

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

Our business stores, generates and processes a large amount of data, including personal data and payment information from users, and any failure to prevent or mitigate security breaches and the improper access, use or disclosure of such data could impact our operations negatively and harm our reputation. We also maintain certain other proprietary and confidential data relating to our business and personal data of our consumers and personnel. Although we have employed significant resources to develop and implement security measures aimed at preventing breaches, our cybersecurity and data protection measures have not and may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, physical or electronic break-ins, phishing attacks, data leaks, social engineering, and security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Any security breach, including personal data breaches or incidents, including cybersecurity incidents, could result in unauthorized access to our systems or a user’s system, misappropriation of our or a user’s information or data, loss, corruption or alteration of such data, financial loss, deletion or modification of user information, damage to our systems or those of our users, or a denial-of-service or other interruption to our business operations. Any such incidents could impact our operations and could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines, and potential liability, as well as remediation costs and increased cybersecurity and/or data protection costs. We have in the past been and are likely again in the future to be subject to these types of attacks and security breaches. As techniques used to obtain unauthorized access to or otherwise breach or sabotage systems change frequently, we may not be aware that we have been attacked and we may be unable to anticipate or implement adequate measures to protect against these security breaches until they have been launched against us, our platforms or services, our users or our third-party service providers. We may not have the resources, technical sophistication, or ability to anticipate or prevent rapidly evolving or sophisticated types of cyber-attacks or other types of security breaches. In addition, our confidential or proprietary information or our users’ personal data or payment information may, in some instances, be stored or processed by certain third-party partners, which poses similar risks. If an actual or perceived breach of our or our third-party partners’ security occurs, public perception of the effectiveness of our security measures and brand could be harmed, demand for our platforms or services may be reduced, our operations may be disrupted, we may incur significant legal liabilities, financial loss, and remediation costs, and our business could be materially and adversely affected. While we take measures to require third-party service providers to adopt necessary security measures and to protect against data breaches in accordance with applicable laws and regulations, we also face similar risks to the extent any personal data is shared with third-party service providers. Any compromise of our or our third-party partners’ security or data could have a series of significant consequences, ranging from violation of applicable security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions, to other legal and financial exposure, including potential contractual liability, reputational damage, litigation risk and/or user loss.

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

Our businesses are subject to a number of data protection laws and requirements in the markets in which we operate and where our users, merchant partners, customers and other participants are located. We are also subject to agreements with third parties such as Apple, Google, Facebook and others that place conditions and requirements on the data collected via their services. As we further expand our operations internationally, we will be subject to additional data protection laws and requirements. The privacy and data protection related laws, rules and regulations of jurisdictions we expand to may be more comprehensive, restrictive or otherwise different as compared to such laws, rules and regulations in Southeast Asia and Taiwan. In addition, such laws, rules and regulations, including any penalties, may differ or be inconsistent from jurisdiction to jurisdiction. Complying with privacy and data protection related laws, rules and regulations for an increasing number of jurisdictions could require significant resources and costs. Such laws, rules and regulations may also restrict the transfer of data across jurisdictions, require data localization, require us to obtain user consent for the use and collection of their data, to delete or limit the processing of their data, and require us not to sell or engage in marketing data with respect to certain users, among other things, which may impose additional and substantial operational, administrative and compliance burdens on us, and may also restrict our operations and expansions in new markets. The costs to comply with, or our actual or perceived failure to comply with, new or changing laws, rules and regulations regarding privacy and data protection, privacy and data protection laws, rules and regulations in new markets, and/or contractual obligations related to privacy and data protection may adversely affect our business, financial condition and results of operation. We may also face potentially significant fines, reputational loss and customer loss, and may be subject to proceedings or actions against us by governmental entities, consumers or others relating to privacy and data protection.

Risks Related to Our Digital Entertainment Business

We derive a significant portion of digital entertainment revenue and gross profit from a limited number of online games.

In 2019, 2020 and 2021, our digital entertainment business contributed 52.2%, 46.1% and 43.4% of our total revenue, respectively. In addition, our gross profit in 2019, 2020 and 2021 was primarily attributable to the positive impact of our digital entertainment business. With many economies reopening further in the fourth quarter of 2021 and into 2022, we have observed some moderation in online activities and fluctuations in user engagement.

Among our online games, we substantially depend on a small number of popular games, including our first fully self-developed game, Free Fire, a global popular battle royale type of mobile game, which was launched in December 2017. In 2021, our top five games, comprising Free Fire and games licensed to us by third-party game developers, contributed 97.4% of our digital entertainment revenue, among which Free Fire contributed a significant portion. If we are unable to identify, source, develop and launch new games titles that gain widespread popularity and generate significant revenue, our revenue and revenue growth may continue to depend on the success of just a few game titles. If there are any negative developments or occurrences to any of our key revenue-earning games including Free Fire, such as decline in popularity, content quality issues, competing products, content restrictions, government actions, regulatory or legal changes that affect our ability to monetize our games, reductions in consumer spending and engagement levels, delay or failure in producing new engaging content, or real or perceived security risks, our revenues could experience material decline or slower growth. We may also select and invest significant financial and human resources in games that later prove unsuccessful. There may also be unforeseen delays in the launch of new games. If we are unable to source or launch new popular games in a timely manner, our game players may seek entertainment elsewhere. As the gross margin of self-developed game content tends to be higher than that of content licensed from third parties, any fluctuations in the mix of our revenue generated from self-developed game content and licensed game content may also affect our profitability.

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

Free Fire is currently available in more than 130 markets. Any self-developed games we may develop in the future may also be offered in multiple jurisdictions. The expansion of our digital entertainment business into new markets, including through our self-developed games, may subject us to additional regulatory and compliance requirements and other new risks. We may have to adopt differing methods and processes to adhere to each jurisdiction’s laws and regulations, which could result in undue delays in launching such self-developed games or increased costs.

We rely on third-party game developers for some of our digital entertainment content and also allow our users to contribute and interact with user generated content.

We license many of our online games from third-party game developers. The term of our game license agreements with game developers typically ranges from two to seven years, renewable upon both parties’ consent. However, we may not be able to develop or procure new games or renew existing licenses on terms acceptable to us. Our game developer partners may terminate our agreements prior to their expiration if we are not in compliance with the relevant terms or conditions and we fail to remedy such non-compliance in time, or they may refuse to renew the agreements. Any failure on our part to effectively localize, operate, market or monetize their games, safeguard their intellectual properties, or otherwise perform our obligations under the license agreements may cause substantial harm to our relationships with game developers, who may then choose other game operators to distribute their games. Currently, some of our most popular games, including League of Legends, Arena of Valor, and Call of Duty: Mobile, are owned or developed by Tencent Holdings Limited and its affiliates, or Tencent, one of our shareholders. In November 2018, we obtained a right of first refusal from Tencent to publish its mobile and PC games in Indonesia, Taiwan, Thailand, the Philippines, Malaysia and Singapore, subject to certain terms and conditions. Although we have already launched certain games under such right of first refusal arrangement, there is no guarantee that we will continue to publish the existing games or publish more games under such right of first refusal arrangement on terms satisfactory to us or at all, or that any games published under such arrangement will yield a positive result.

As part of our continued efforts to encourage user participation and user content creation, we have recently introduced and begun to explore game features that enable users to contribute and interact with user generated content. While we believe the move towards having more user generated content is aligned with major emerging industry trends, we are unable to predict and cannot guarantee that such features in our existing or new games will contribute to the penetration or profitability of our games or achieve their desired or expected results.

In certain circumstances, the actions of our third-party game developers and content creators or contributors which are beyond our control could materially and adversely affect the success of our games, causing our games revenue to fluctuate or even be lower than expected. These actions by game developers could include software updates resulting in adverse changes in gameplay that are poorly received by our users, game or update releases with insufficient content to attract users or maintain the level of their engagement, or delays in any release of anticipated games in our pipeline or game updates. User-generated content features make it relatively easy for developers, content creators or contributors, and other users to upload and contribute content, which may result in content moderation challenges, including the possibility that infringing or inappropriate content is added to our games or platforms. There is no guarantee that we will be able to successfully implement policies or procedures to moderate user generated content or identity and block infringing or inappropriate content before it is uploaded and/or before other users view it, which could lead to legal or regulatory actions being taken against our games or platforms and/or user complaints and litigations.

Our games are subject to scrutiny regarding the appropriateness of their content.

Our games are subject to reviews, ratings, age restrictions or other restrictions on content, advertisement or distribution mandated by laws in some of our markets or ratings by third-party application distribution channels. For example, in Vietnam, online game publishers are required to obtain certain licenses, approval on game content, certificate and/or acknowledgement of announcement from the competent authority, depending on the classification of each game to be provided to the market. In Thailand, applications to publish online games need to be reviewed and approved by the Thailand Film and Video Censorship Committee. Apple uses its own proprietary app rating system and Google Play uses the International Age Rating Coalition (IARC) rating system. If we are unable to obtain the ratings we have targeted for our games, it could delay launch or upgrade of our games.

Legislation or regulations may be introduced in our markets to impose age, spending or playtime restrictions or to allow government censorship or to establish a system for protecting users from the potential influence of graphic violence, gaming addiction or other objectionable elements contained in various types of games. Some of our games may be subject to stricter regulations caused by government actions or legal proceedings, including those imposed against other developers’ games which are in the same genre as ours, and these restrictions may vary by jurisdiction. We may be required to modify our game content or features or alter our marketing or monetization strategies to comply with new governmental regulations or ratings assigned to our current or future games, which could delay or prohibit the release of new games or upgrades and reduce the existing and potential scope of our user base. We may also be required to modify or remove certain game features to react to government actions, court decisions such as injunctions or complaints from activist groups or organizations. If we are required or elect to do so, it could adversely affect our monetization, user base and financial results. If any of our key games, including Free Fire, is banned or temporarily suspended by any government, court or distribution channels, our business, financial condition and results of operations may be materially and adversely affected.

The WHO’s Eleventh Revision of the International Classification of Diseases (ICD-11) lists gaming addiction as a disorder. While the effects of gaming and whether gaming addiction is a disorder continues to be discussed and researched by health officials and others, the WHO and other governments may continue to take measures against gaming addiction, such as imposing gaming curfews or spending limits for minors and establishing treatment programs aimed at addressing gaming addiction.

There are increasing discussions in many jurisdictions globally regarding whether certain game mechanics, such as loot boxes, should be subject to a higher level or different type of regulation to protect consumers. Some jurisdictions have seen enforcement or actions initiated by activist groups or organizations to protect consumers, in particular minors and other susceptible persons. For example, in February 2021, the National Association of Centers for the Defense of the Rights of Children and Adolescents in Brazil, or ANCED Brazil, a youth rights group in Brazil, filed lawsuits against a number of electronic games companies and distribution platforms, including our gaming entity in Brazil, in a court dedicated to resolving matters concerning children and adolescents regarding alleged loot box mechanisms in the games. In addition, to the extent Apple, Google, or any of our other platform providers or game distribution channels restrict the use of loot boxes or similar mechanism in games, we may need to adjust our game content or monetization strategy in order to continue distribution on such platforms or channels, which may cause a decline in the revenues generated from these games and require us to incur additional costs. If new or amended legislations or regulations, which may vary significantly across jurisdictions and which we may be required to comply with, require certain game mechanics of our games to be modified or removed, such requirements would increase the costs of operating our games, impact player engagement and monetization, or may otherwise harm our business performance. In addition, the increased attention focused on potential liability issues or alleged harms as a result of any lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business.

As debate in the industry continues, we cannot predict the likelihood, timing, scope or terms of gaming related laws or regulations in our markets, or the extent to which implementation or public reactions of such laws or regulations (including lawsuits brought against game companies by alleged victims of gaming addiction or other issues relating to gaming content) may adversely affect our reputation and business. We may need to adjust our game content or monetization strategy to respond to local legal or regulatory requirements. Moreover, public dialogue concerning online games may have an adverse impact on our reputation and users’ willingness to play our games. Any costs incurred as a result of this potential liability or reputational concerns could harm our business, financial condition and results of operations.

Risks Related to Our E-Commerce Business

We face uncertainties relating to the growth and profitability of the e-commerce industry in our markets and we may face challenges and uncertainties in implementing our e-commerce strategy.

While e-commerce adoption continues to grow, our future results of operations will depend on numerous factors affecting the development of the e-commerce retail industry in our markets, which may be beyond our control. These factors include:

•	the growth rate of internet, broadband, personal computer and smartphone penetration and usage in our markets, including any changes or fluctuations in growth rates and/or usage;

•	the trust and confidence level of e-commerce consumers, as well as changes in customer demographics and consumer tastes and preferences;

•	the selection, pricing and popularity of products that online sellers offer;

•	whether alternative retail channels or business models that better address the needs or preferences of consumers emerge, including social commerce or multi-category service e-commerce platforms;

•
the differing and quickly changing laws and regulations applicable to e-commerce businesses in our markets, including any required licenses or permits, exposure to additional liability, including for conduct by or content originating from third parties, and new labor legislation or changes to any employment or independent contractor classification frameworks; and

•
the development of logistics (especially last-mile delivery and warehousing infrastructure), payment and other ancillary services associated with e-commerce, including any write-offs in connection with delivery expenses incurred when sellers provide us with inaccurate pick-up or delivery information.

Our e-commerce revenue is currently concentrated, with our top three markets accounting for a majority of our total e-commerce revenue. If we were to experience a material decline in Shopee’s major markets, especially those profitable or near profitable markets, or we are prohibited from operating or subject to restrictions limiting our operations in such markets, it could materially and adversely affect our financial results and the prospects and profitability of our e-commerce business. Our investments and future investments in new markets may not generate sufficient user engagement or revenues to justify continued investment. We may not gain market share in such new markets or turn profitable.

As we continue to develop our last-mile delivery and warehousing capacity to build up our fulfilment capabilities, as well as expand the categories of services we offer through our e-commerce platform such as food delivery, we expect these developments to potentially require significant capital expenditures or increase our operating expenses. In addition, we may acquire land or land use rights to build warehouses and to support such capabilities, which may expose us to risks relating to declining real estate prices and construction risks. If we fail to accurately predict demand for such services, or accurately adjust our operations in response to evolving business needs and economic and regulatory conditions, we may suffer increased costs or impairment charges. Any such adjustments may also not achieve their desired or expected results. The development of our fulfillment capabilities may also become increasingly complex and challenging to operate as it expands, and we may not be able to acquire land, land use rights, set up warehouses, or lease suitable facilities to directly handle delivery of products to our customers, on commercially acceptable terms or at all.

We may be held liable for actions by our marketplace participants.

With the increasing use of e-commerce marketplaces and development of legislation in different markets towards e-commerce marketplaces, proposed and newly enacted laws as well as recent court decisions in certain markets may increase our liability as a marketplace platform for the actions of, content created by, and/or products sold by third party sellers that use our Shopee platform. For example, the issuance of Decree 85/2021/ND-CP, or Decree 85, in Vietnam makes e-commerce platforms jointly liable to the buyer under certain circumstances if they fail to comply with the requirements of Decree 85 such as taking remedial measures upon detection or receipt of reports of goods or services that violate local laws, or to support the relevant authorities in Vietnam in investigating and handling illegal acts and settling disputes. We may also be held directly or secondarily liable for intellectual property infringement, product related claims or consumer protection deficiencies, privacy and data protection incidents, regulatory violations by sellers, or other similar conduct of sellers over which we have limited or no influence or control. As Shopee is readily identifiable, buyers may seek claims against us rather than the seller, which in the aggregate could be costly to defend. We also receive inquiries or demands from regulators and law enforcement regarding defective, unregistered, unlicensed or fraudulent products sold by sellers through our Shopee platform. We have developed robust consumer protection policies and procedures focused on requiring sellers to comply with applicable laws and creating a secure and reliable shopping environment for our buyers. When these policies and procedures are circumvented or fail to operate sufficiently, our business could be adversely impacted and our reputation could be harmed. In addition, we could face civil or criminal liability for unlawful activities by our sellers.

We may suffer losses relating to the products we sell on Shopee.

In connection with our direct sales and certain value-added services on our Shopee platform, we purchase certain products from manufacturers and third parties and subsequently sell such products on our Shopee platform. This subjects us to risks relating to such products and to managing our inventory turnover. We depend on our forecasts of demand and popularity for a variety of products to make decisions regarding product purchases. Our customers may not order products at the levels expected by us due to our failure to forecast accurately, unfavorable market conditions or change in consumer trends. In addition, if the supply of products from manufacturers and third parties deteriorates, we may be unable to obtain the products that buyers want to purchase. Manufacturers and third parties may discontinue selling products due to factors that may or may not be within our control. Our inability to secure timely and sufficient supplies of products would negatively affect inventory levels and our platform popularity.

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

We may also be subject to legal claims in relation to such products or the conduct of our sellers from time to time. We cannot guarantee that all products we purchase for direct sale are of the quality expected by our buyers. If buyers have any disputes with us regarding the products we sell, including disputes relating to product quality or authenticity, we may suffer reputational loss or liability and may need to incur additional costs to address such disputes, which in turn may adversely affect our business and results of operations.

Risks Related to Our Digital Financial Services Business

We face uncertainties and risks relating to our digital financial services business.

Although there are trends of uptick of digital financial services and products across the globe, and countries such as Singapore are taking steps toward being a “cashless society,” there is no certainty that this will continue or will result in widespread market acceptance of our digital financial services and products across all or any of the markets in which we operate. We may be unable to achieve the required level of market acceptance in order for us to recoup the investment costs involved in developing and launching our digital financial services and products or to bear the associated risks involved in providing such services and products. Our ability to achieve or maintain market acceptance for our digital financial services and products are affected by a number of factors, such as the community’s lack of trust in digital financial services and products being provided by a company that is not a traditional financial institution, entrenched preferences in traditional payment methods, insufficient use cases for our digital payment services and lack of infrastructure support locally. Even if there is adequate acceptance of our digital financial services and products, we continue to be subject to a quickly changing regulatory environment for such services and to the changing needs and demands of users, which may change for a multitude of reasons such as availability of alternative payment methods that are more popular or widely accepted. If we are found or alleged to be non-compliant, we may suffer financial and reputational damage, and may be required to modify our operations or stop offering our products and services, among other things that could negatively impact our business. While we endeavor to consistently increase demand for our digital financial services and products by broadening and improving our use cases and product offerings, we cannot predict with certainty the reasons for the changes in user demands, and the consequential effects of such changes on our business.

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

We are a relatively new entrant in the digital financial services industry and may face intense competition with existing services providers and other new entrants. Our competitors may have greater experience in the financial services sector and greater resources than we have. To attract users, we may have to create differentiated product and services offerings or offer incentives. Our current or future digital financial products and services may not be successful or generate sufficient revenue to cover the costs and expenses of their launch and development.

We face risks related to our lending and consumer and merchant credit businesses.

As the amount of our loans increase and we further diversify our credit product offerings and services, we may require additional funds, explore alternative funding methods such as partnering with external funding providers or consider securitization of our credit portfolio. If our capital is insufficient to meet the demand or, in the case of our lending business, any applicable regulatory or capital requirements, due to lack of internal resources or alternative funding options, it may affect our credit product or loan offering capabilities, lead to loss of users, borrowers or slower growth, and constrain our working capital.

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

 We currently have channeling and joint financing arrangements with our banking partners to fund some of our credit business and may securitize our consumer and merchant loans or enter into other arrangements to fund our credit business. Any changes to, or new interpretations of, the existing regulations relating to consumer and merchant credit business and these funding activities may discourage our financing or funding partners from funding loans through our platform. If our financing or funding partners cease to fund the loans (whether temporary or permanent), our consumer and merchant credit business may be adversely impacted. If fewer investors, financing or funding partners are willing to fund the loans, the increased competition for funding and the cost of funding may increase, which may adversely impact our results of operation.

In addition, as we expand various product offerings including credit services to consumers and merchants across more markets and roll out more digital financial products and services on our SeaMoney platform, including digital banking and insurtech, our limited operating history in these markets or with these products and service hinders our ability to forecast and maintain appropriate capital reserves for any losses that may arise.

Our banking and consumer and merchant credit businesses are subject to credit cycle volatility and risk of credit losses.

As our banking and consumer and merchant credit businesses grow, our business and financial results may also become increasingly subject to credit cycle volatility and the risk of credit losses, including deterioration of the credit profile of borrowers. Our provision matrix for credit losses is based on our historical credit loss experience, adjusted for forward-looking factors specific to the receivables and economic environment, and the allowance we make for credit losses are calculated on an aggregate basis for various customer segments that are considered to have similar credit characteristics and risk of loss. There are various factors used to help us assess the credit risks of our banking and consumer and merchant credit businesses. These factors may be based on limited history or be beyond our control, and we may be unable to accurately predict the creditworthiness of a borrower, merchant or consumer due to inaccurate assumptions. For example, credit risks may be affected by changes in the political, economic or social environment, volatility in the financial markets or credit cycles, rising interest rates, changes in consumer behavior, legal or regulatory changes, and other factors. If our assessment of, assumptions used or expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if future actual losses exceed our estimates of expected losses, we may be required to increase our provisions for credit losses and/or be subject to increased liquidity risks, which may adversely impact our results of operation and financial condition.

Our banking business may subject us to additional material business, operational, financial, legal and compliance requirements and risks.

In December 2020, the Monetary Authority of Singapore, or MAS, announced that our wholly-owned subsidiary in Singapore has been selected for the award of a digital full bank license. We must meet all relevant prudential requirements and licensing pre-conditions in the digital full bank license. These requirements and pre-conditions subject our Singapore digital bank to additional business, operational, financial and legal requirements. If we are unable to meet such requirements and pre-conditions, MAS may not grant us the digital full bank license. In addition, we expect to be required to meet the minimum paid-up capital requirement set by the MAS, eventually reaching S$1.5 billion (US$1.1 billion) once our digital bank is fully functioning.

We have in the past made, and may in the future, make investments in, acquire or partner with other parties in making investments in or acquiring licensed financial institutions and financial services technologies and providers, including commercial banks. For example, we acquired a controlling interest in a local commercial bank in Indonesia in 2020, and launched SeaBank in Indonesia in the latter half of 2021. We also obtained a bank license in the Philippines, and launched SeaBank in Philippines in March 2022.

Banking business, including digital banking business, is heavily regulated and subject to various laws, regulatory requirements and guidelines imposed by the relevant regulators. Such laws, regulations and guidelines may impose rules and/or restrictions on the type of banking products and services we offer, eligibility criteria of our customers, related party transactions, market entry, risk management, corporate governance, minimum capital requirements, capital adequacy, liquidity and/or regulatory ratios, and tax and accounting policies, among other things. Local authorities may have the authority to inspect our operations and conduct periodic and/or ad hoc audits of our operations to assess our compliance with the relevant regulatory requirements and guidelines. They may also have the authority to impose fines, sanctions or order remediations. As digital banking evolves as an industry, applicable laws, regulations and guidelines may change or increase, and we may not be able to adapt to new or revised laws, regulations and guidelines in a timely manner or at all. We are a new player in the digital bank industry, and have limited experience operating digital banks. If we fail to comply with new laws, regulations or guidelines, or our strategies to develop and grow our digital bank business, including products and services, fail to achieve their intended effects, our business, financial condition and results of operations, as well as our reputation, could be materially and adversely affected.

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

We also rely on major telecommunication operators and internet service providers in the markets where we operate to provide us with data communications capacity primarily through local telecommunications lines and data centers to host our servers. We and our users may not have access to alternative services in the event of disruptions or failures of, or other problems with, the fixed telecommunications networks of these telecommunications operators, or if such operators otherwise fail to provide such services. Some of these operators and providers may take measures that could degrade or disrupt, as well as restrict or prohibit the use of their lines for our businesses. Any unscheduled service interruption could disrupt our operations, damage our reputation and result in a decrease in our revenue. We have no control over the costs of the services provided by the telecommunications operators to us and our users. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be significantly reduced. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may cause our revenue to decline.

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

We may require additional cash capital resources in order to fund future growth and the development of our businesses, including expansion of our e-commerce and digital financial service businesses and any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities, obtain new or expanded credit facilities or enter into securitization or channeling arrangements. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including market conditions, our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, governmental regulations over foreign investment and the digital entertainment, e-commerce and digital financial services industries in our various markets. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

We may have exposure to greater than anticipated tax liabilities, and our financial position and results of operations may be adversely affected by the implementation of legislation or internationally accepted principles.

Tax legislation relating to the digital economy is still developing. Governments in our markets may promulgate or strengthen the implementation of tax regulations and impose more tax obligations on our services and product offerings, which could increase the costs to our users and merchants and make our services and product offerings less competitive.

Shopee as the marketplace operator could potentially be required to report transactions made by sellers and other service providers through the platform to the tax authorities in the future and may also be subject to additional tax or withholding obligations. Governments in some of our markets have discussed promulgating or promulgated laws to require e-commerce marketplace operators to assist in the enforcement of tax requirements on sellers and collection of taxes with respect to revenues or profits generated by sellers. If we are held responsible, whether financially or operationally for such taxes, our business, financial condition and results of operations may be materially and adversely affected. We may also be requested by government authorities to supply information about our sellers, such as transaction records and seller’s information, and assist in the enforcement of other tax regulations, which could affect our relationships with sellers.

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

In addition, a number of markets have been pursuing fundamental changes to the tax laws applicable to multinational companies like us, including developing global OECD guidelines and enacting taxes on digital services, including with respect to digital services tax, sales tax, value-added taxes, withholding taxes, revenue-based taxes or other similar taxes. If these developments lead to enacted policy changes, it may have an adverse impact on our income tax expense and negatively impact our business. Possible implications may include multiple levels of taxation, additional obligations, prospectively or retrospectively, as well as imposition of interest and penalties if non-compliance is determined. Potential heightened tax law enforcement against us could have a material adverse effect on our business, financial condition and results of operations.

We may not achieve the intended tax efficiencies of our corporate structure and intercompany arrangements, which could increase our worldwide effective tax rate.

Our corporate structure and intercompany arrangements, including the manner in which we conduct our intercompany and related party transactions, are intended to provide us with worldwide tax efficiencies while adhering to the arm’s length principle. The application of tax laws of various jurisdictions to our business activities is subject to interpretation and also depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The tax authorities of jurisdictions where we operate may challenge our methodologies for intercompany and related party arrangements, including transfer pricing. We could face adverse tax consequences if local tax authorities determine that any transactional arrangements among our group entities were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under the applicable laws, rules and regulations, and adjust the income of such group entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our group entities for tax purposes, which could in turn increase their tax liabilities. In addition, local tax authorities may impose late payment fees and other penalties on our entities for the adjusted but unpaid taxes according to the applicable regulations. If the manner in which we operate does not achieve the intended tax consequences, our financial condition and results of operations could be adversely affected.

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

Certain facts, forecasts and other statistics relating to the industries in which we compete contained in this annual report have been derived from various sources, which may have used different assumptions and estimates to derive their published data. While we generally believe such sources to be reliable, we have not independently verified the accuracy or completeness of such information. Such sources may not be prepared on a comparable basis or may not be consistent with other sources.

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

We regularly review metrics, including our Game QAUs, Game QPUs, orders, GMV, SeaMoney QAUs, and total payment volume, to evaluate growth trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our services are used across large populations throughout our markets. For example, we believe that we cannot distinguish individual users who have multiple accounts unless certain official individual identification information is provided to us. Our user metrics are also affected by technology on certain mobile devices that automatically runs in the background of our applications when another phone function is used, and this activity can cause our system to miscount the user metrics associated with such accounts. Our user metrics may also differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in assumptions, methodologies or data used.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2021. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report on management’s assessment on the effectiveness of internal control over financial reporting. However, if we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, and investor confidence in us and the market price of our ADSs may decline. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions.

We may be subject to risks related to litigation and regulatory proceedings.

Our businesses and our directors and officers may be, and in some instances have been, subject to claims, lawsuits (including class actions and individual lawsuits), regulatory and government investigations, and other proceedings relating to alleged infringement or violation of third-party intellectual property rights, consumer protection, privacy and data protection, content restrictions, labor and employment, import and export practices, antitrust or competition, securities, tax, marketing and communications practices, contracts, commercial disputes, consumer complaints, and various other matters. The number and significance of our legal disputes and inquiries have increased as we have grown larger, as our business has expanded in scope and geographic reach, and as our services have increased in complexity.

As a fast-growing public company, our public profile has grown, which may result in increased litigation as well as increased public awareness of any such litigation. In addition, we may be the target of securities class action and derivative lawsuits, as well as other types of claims. We will need to defend against such lawsuits, including any appeals, and we may also initiate legal proceedings to protect our rights and interests. We may also be subject to regulatory and government investigations or actions in various jurisdictions. There is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are subject, which increases the risk that we will be subject to actions or claims alleging violations of those laws and regulations. Any adverse outcome could have a material adverse effect on our reputation, business, financial condition and results of operations.

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

Regardless of its outcome, any legal proceeding can have a material adverse effect on us due to costs, diversion of our resources, negative publicity and other factors. We may decide to settle legal disputes, including on terms that are unfavorable to us. If any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that we may not choose to appeal or that may not be reversed upon appeal. We may have to seek a license or settlement terms to continue practices alleged or found to be in violation of a third party’s rights. If we are required or choose to enter into royalty or licensing arrangements or other settlement terms, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop or procure alternative technology or products or discontinue the use of certain allegedly infringing technology or products, and doing so could require significant effort and expense, or may not be feasible. In addition, the terms of any settlement or judgment in connection with any legal claims, lawsuits, or proceedings may require us to cease some or all of our operations, make changes to our business operations or other practices, terminate agreements, arrangements or transactions found to be violative of applicable laws or regulations, or pay fines or substantial amounts to the other party to those proceedings and could materially and adversely affect our business, financial condition and results of operations.

We rely on structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations. We are also subject to other risks relating to such structural arrangements.

The laws and regulations in some of our markets place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. To comply with the relevant laws and regulations, we and certain of our wholly-owned subsidiaries in the Cayman Islands and Singapore have entered into a series of contractual arrangements with certain local entities, or VIEs, and their shareholders who are local citizens, which enable us to (i) exercise effective control over such VIEs, (ii) receive substantially all of the economic benefits and absorb the losses of such VIEs, and (iii) have an exclusive call option to purchase all or part of the equity interests in and/or assets of such VIEs when and to the extent permitted under the relevant laws. Because of these contractual arrangements, we have control over and are the primary beneficiary of such VIEs and hence consolidate their financial results under U.S. GAAP. For the year ended December 31, 2021, revenue from all our VIEs (which excludes entities for which we have majority direct equity ownership) accounted for 6.9% of our total revenue. None of our VIEs is individually a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Our VIEs, Their Shareholders and Us.”

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

There are risks relating to joint venture or partnership arrangements.

We may carry out operations through joint ventures, subsidiaries that are not wholly owned by us, or other partnerships with third parties in certain markets. Such arrangements may carry a higher risk than operating through wholly owned subsidiaries. If there are disagreements between us and the other shareholders of entities operating under such arrangements, we cannot assure you that we will be able to resolve them in a manner that will be in our best interests. We may also not be able to make decisions as quickly as compared to wholly owned operations. These other shareholders may have interests that are inconsistent with ours. All or any such factors could have an adverse effect on our business, prospects, financial condition and results of operations. There may also be heightened government scrutiny of shareholding arrangements in industries or sectors that have foreign ownership restrictions. If local or national authorities reach a different conclusion, they would have broad discretion including imposing penalties, and the business operations of such entity could be disrupted, and our reputation may be damaged.

MARKETS RELATED RISKS

Our businesses and operations in Taiwan may be materially and adversely impacted if we are deemed to be a PRC investor.

Although there have been significant economic and cultural interactions and relationships established between Taiwan and the PRC, there have been and remain tensions between the governments of Taiwan and the PRC regarding the international political status of Taiwan. Such tensions may affect the economic and social activities in Taiwan, which may in turn affect our businesses and operations in Taiwan. The Taiwan government has historically imposed prohibitions and restrictions on investments, directly and indirectly, by PRC investors. “PRC investors” refer to PRC individuals, juristic persons, organizations and other institutions, and PRC invested companies from other jurisdictions. “PRC invested companies from other jurisdictions” refer to those entities incorporated outside of the PRC and invested by PRC individuals, juristic persons, organizations and other institutions that: (i) directly or indirectly hold more than 30% of the shares or capital of such entities (each intermediate holding company shall be separately assessed based on this 30% test to determine whether it is deemed a PRC invested company from other jurisdictions), or (ii) have the ability to control such entities. Under the current policies on PRC investments in Taiwan, PRC investors are allowed to invest, upon prior approval, in Taiwan companies that operate business in the statutory business categories listed as permitted in the Positive Listings promulgated by the Taiwan authorities, and are prohibited or restricted from investing in all other businesses. In addition, if a PRC investor is a juristic person, organization, or other institution invested by (a) the “political party,” military, administrative or political agency of PRC, or (b) PRC invested companies from other jurisdictions (defined in “Item 4. Information on the Company—B. Business Overview—Regulation—Taiwan—Regulations on Foreign Investment”) invested by the agency listed in item (a) above, the Taiwan authorities may restrict or prohibit such PRC investor from investing in businesses in Taiwan.

Under Taiwan company law, a Taiwan company is required to select from a statutory list of business categories for inclusion in its corporate registration based on various aspects of its business operations. Some of the statutory categories currently listed in the corporate registration of our Taiwan operating entities include computer recreational activities, software publication, third-party payments, general advertising services and sales of certain medical or cosmetics related goods that are not within the Positive Listings. The other statutory business categories currently listed in the business scope of the corporate registration of our Taiwan operating entities are within the Positive Listings, including the data processing services listed in the corporate registration of our digital entertainment and e-commerce business entities, and the software design services currently listed in the corporate registration of our digital entertainment business entity.

We do not believe, based on advice from our Taiwan counsel, LCS & Partners, that we are a PRC investor under existing Taiwan law and court judgments. Therefore, we do not believe that we are prohibited from operating businesses that have statutory business categories not listed as permitted in the Positive Listings or that we need to seek prior PRC investment approval for operating businesses that have statutory business categories listed as permitted in the Positive Listings. We currently operate our digital entertainment and e-commerce businesses in Taiwan through our wholly-owned branch offices in Taiwan. Both of such entities were acquired or established upon approval by the relevant Taiwan government authorities. However, should the Taiwan authorities deem us to be a PRC investor, the Taiwan authorities may take a range of actions, including:

•	imposing fines between NT$120,000 (US$4,326) to NT$25,000,000 (US$901,226) and further fines if the non-compliance is not rectified as ordered;

•	ordering us to reduce any direct or indirect ownership or control by PRC investors in our company;

•	requesting us to divest some or all of our ownership or control in our operating entities in Taiwan;

•	suspending the rights of shareholders of our Taiwan operating entities; and

•	discontinuing the operations and revoking the business licenses of our Taiwan operating entities.

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

Many of the markets in which we operate have not developed a fully integrated legal system, and laws and regulations may not cover all aspects of economic activities in such markets with a high degree of certainty or predictability. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties, and the application of some of these laws and regulations to our businesses is not settled. Since local administrative and court authorities may have significant discretion in interpreting and implementing statutory provisions, legal principles and contractual terms, it may be difficult to evaluate or predict the outcome of administrative and court proceedings or the level of legal protection we have in many markets in which we operate. Local courts may have broad discretion to reject enforcement of foreign court decisions or arbitration awards. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or claims. In addition, the legal and regulatory uncertainties in such markets may be exploited by other parties through unmerited or frivolous legal actions, claims concerning the conduct of third parties, or threats in attempt to extract payments or benefits from us.

Many jurisdictions in our markets have enacted, and may enact or amend from time to time, laws and regulations governing the distribution of content and communications, including games, services, advertising, marketing, messages, applications, electronic documents and other information through the internet or on digital platforms. The relevant government authorities may prohibit the distribution of information through the internet that they deem to be objectionable on various grounds, such as public interest or public security, obscene, offensive or defamatory content, or to otherwise be in violation of local laws and regulations. If any information disseminated through our platforms were deemed by any relevant government authorities to violate content restrictions, we may not be able to continue to display such content and could be subject to penalties, including confiscation of the property used in the non-compliant acts, removal of the infringing content, temporary or permanent blocks, administrative fines, suspension of business, revocation of the registration to act as an electronic systems provider and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

Many of the legal and regulatory requirements in markets where we operate are based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. There are other circumstances where key regulatory definitions are unclear, imprecise or missing, or where interpretations that are adopted by regulators or governmental authorities are inconsistent with previous interpretations or interpretations adopted by courts in analogous cases. As a result, we may not be aware of our violation or alleged violation of certain policies and rules until sometime after the violation. In addition, any administrative and court proceedings in our markets may be protracted, resulting in substantial costs and diversion of resources and management attention.

It is possible that a number of laws and regulations may be adopted or construed to apply to us that could restrict or otherwise impact our industries. Scrutiny and regulation of the industries in which we operate may further increase, and we may be required to devote additional legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the regulation of currency, money laundering, banking institutions, unclaimed property, e-commerce, consumer and data protection and intermediary payments may be interpreted to cover virtual items offered in our digital entertainment business and services offered on our e-commerce platform or through our mobile wallet networks. Changes in current laws or regulations or the imposition of new laws and regulations regarding our industries may slow the growth of our industries and adversely affect our financial condition and results of operations.

It is not certain if Sea Limited will be classified as a Singapore tax resident.

Under the Income Tax Act 1947 of Singapore, or the Singapore Income Tax Act, a company established outside Singapore but whose governing body, being the board of directors, usually exercises de facto control and management of its business in Singapore could be considered a tax resident in Singapore. However, such control and management of the business should not be deemed to be in Singapore if physical board meetings are mainly conducted outside of Singapore. Where board resolutions are passed in the form of written consent signed by the directors each acting in their own jurisdictions, or where the board meetings are held by teleconference or videoconference, it is possible that the place of de facto control and management will be considered to be where the majority of the board are located when they sign such consent or attend such conferences.

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

Substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for our shareholders to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in the United States courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in the United States based on the civil liability provisions of the United States federal securities laws against us and our directors and executive officers. Even if our shareholders are successful in bringing an action of this kind, they may be unable or may find it difficult to enforce a judgment against our assets or the assets of our directors and executive officers due to the laws of the Cayman Islands and of the jurisdictions that comprise our markets. Management has been advised that Indonesia, Taiwan, Thailand, Vietnam and many of the other jurisdictions within Southeast Asia do not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. It is unclear if extradition treaties now in effect between the United States and some of our markets, such as Indonesia, the Philippines and Malaysia, would permit effective enforcement of criminal or other penalties, including those under U.S. federal securities laws.

The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under the laws of their respective jurisdictions.

We are a holding company, and have subsidiaries located globally. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiaries. The distribution of dividends to us from the subsidiaries in the markets where we operate may be subject to restrictions imposed by the applicable laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation.” In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in most of our markets to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future.

Restrictions on currency exchange may limit our ability to receive and use our cash effectively.

A significant portion of our revenue and expenses are denominated in currencies subject to exchange control. If revenue denominated in such currencies increase or expenses denominated in such currencies decrease in the future, we may need to convert a portion of our revenue into other currencies to meet our foreign currency obligations. Currently, in Taiwan, a single remittance by a company for an amount over US$1 million or its equivalent in foreign currency shall be reported and documents supporting the accuracy of such report shall be provided to the bank handling such remittance before the remittance is conducted. In addition, remittances by a company in annual aggregate amounts exceeding US$50 million or its equivalent in foreign currency may not be processed without the approval of the Central Bank of the Republic of China (Taiwan). In Vietnam, exchanging Vietnamese dong into foreign currency must be conducted at a licensed credit institution such as a licensed commercial bank. Conversion of Thai baht to another currency is subject to regulations promulgated by the Ministry of Finance and Bank of Thailand. Conversion of Indonesian rupiah into any foreign currency that exceeds certain specific threshold is required to have an underlying transaction and supported by underlying transaction documents. In Malaysia, the foreign exchange policy requires the approval of the Central Bank of Malaysia (BNM) for cross border remittances which are either set out in the foreign exchange notices or applied for on an ad hoc basis. BNM has the discretion whether to grant its approval, and to impose any condition on such approval so there is no assurance that its approval will be granted. We may be unable to convert such local currencies into U.S. dollars or other foreign currencies to pay dividends or for other purposes on a timely basis or at all.

RISKS RELATED TO THE ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in the same markets as us that have listed their securities in the United States. The stock markets have recently experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our quarterly or annual revenue, earnings and cash flow;

•	guidance or other projections we may provide to the public, including any changes or failure to meet any guidance or other projections;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new content and services or plans of expansion by us or our competitors;

•	changes in financial estimates by securities analysts, or our failure to meet these estimates or the expectations of investors;

•	downgrades by industry or securities analysts that publish research or reports on us;

•	detrimental adverse publicity about us, our businesses or our industries or investor sentiment with respect to our competitors, our shareholders and investors, and our industry in general;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities, including the perception that these sales could occur;

•
dilution of the ownership interests of our ADS holders due to conversions of our 2023, 2024, 2025 and 2026 convertible notes, which we may choose to settle by issuing ADSs, or from the unwinding of capped call transactions in connection with our 2024 and 2025 convertible notes;

•	current or potential litigation, government actions or regulatory investigations, including class actions;

•	volatility in the stock market, including price and volume fluctuations in the overall stock market, changing trends in the economy, interest rate hikes or other interest rate-related decisions; and

•
general political, economic, or market conditions, or other events or factors, including those resulting from war, incidents of terrorism, pandemics, and other disruptive external events, or responses to these events.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

Shareholders of public companies have often brought securities class action suits against those companies following periods of volatility or decline in the market price of their securities. Sea Limited is currently a defendant in a putative securities class action. See “Item 8. Financial Information – A. Consolidated Statement and Other Financial Information - Legal and Administrative Proceedings.” Involvement in a securities class action lawsuit could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not meritorious, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully established against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

As we grow our presence and market position globally, we may receive an increasing degree of media coverage. We have been the subject of media coverage involving concerns around new markets, new products or services and business developments, and we continue to receive publicity relating to these concerns among others. Any publicity that is unfavorable or perceived to be unfavorable may affect our business, brand and reputation. For example, such publicity could have an adverse effect on the size, engagement, and loyalty of our user base as well as result in increased scrutiny of our business, including our business practices and policies.

Substantial future sales or perceived potential sales or issuances of our ADSs, Class A ordinary shares or other equity securities could cause the price of our ADSs to decline significantly. As of April 5, 2022, the aggregate principal amount outstanding of our 2023, 2024, 2025 and 2026 convertible notes was approximately US$31.3 million, US$152.0 million, US$1.1 billion and US$2.9 billion, respectively. The holders of our 2023, 2024, 2025 and 2026 convertible notes may convert their convertible notes in accordance with the instruments governing such convertible notes at the initial conversion rate of 50.5165 ADSs, 19.9475 ADSs, 11.0549 ADSs and 2.0964 ADSs per US$1,000 principal amount, respectively. For the current quarter, being April to June 2022, our 2023 and 2024 convertible notes are currently convertible in accordance with their terms. To the extent our convertible notes are convertible in a given period and converted and we issue ADSs to settle our obligations, the ownership interest of our ADS holders will be further diluted.

Our founder has control over key decision making as a result of his control of a majority of the voting power of our outstanding share capital and has substantial influence over our company.

We have adopted a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares since our IPO. On February 14, 2022, our shareholders approved the amendment and restatement of our memorandum and articles of association at our annual general meeting. Upon the effectiveness of such amendment, the voting power of our Class B ordinary shares increased from three votes per share to 15 votes per share on all matters subject to vote at general meetings of our company and Forrest Xiaodong Li, our founder, chairman and Group Chief Executive Officer, is the sole beneficial owner of all our Class B ordinary shares. The voting power of our Class A ordinary shares of one vote per share remains unchanged. Due to the different voting powers associated with our two classes of ordinary shares, as of April 5, 2022, our founder beneficially owns an aggregate of approximately 59.9% of the total voting power of our issued and outstanding ordinary shares. As a result, our founder has substantial influence over our business, including significant corporate actions including mergers, consolidations, and election of directors. As a board member and officer, Mr. Li owes a fiduciary duty to our company and must act in good faith in a manner he reasonably believes to be in the best interests of our company. As a shareholder, even a controlling shareholder, Mr. Li is entitled to vote his shares in his own interests, which may not always be in the interests of our shareholders generally. Certain actions may be taken even if they are opposed by our other shareholders. This concentrated control could discourage, delay or prevent a change of control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. It could also discourage a potential investor from acquiring our ADSs represented by our Class A ordinary shares, which has less voting power compared with our Class B ordinary shares, and may harm the trading price of our ADSs. In the event of his death, the Class B ordinary shares beneficially owned by Mr. Li will be automatically converted into an equal number of Class A ordinary shares.

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

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying our ADSs at shareholders’ meetings if holders of ADSs do not give voting instructions to the depositary, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that, if holders of ADSs fail to give voting instructions to the depositary, they cannot prevent our Class A ordinary shares underlying our ADSs from being voted, absent the situations described above, and it may make it more difficult for holders of our ADSs to influence our management.

We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses and dilution to shareholders.

We adopted our 2009 Share Incentive Plan, last amended in July 2019, or the 2009 Plan, for the purpose of granting share-based compensation awards to officers, employees, directors and other eligible persons to incentivize their performance and align their interests with ours. The current maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2009 Plan is 176,775,641. In April 2022, our board of directors approved the amendment and restatement of the 2009 Plan to increase the maximum aggregate number of shares available under the 2009 Plan, pursuant to which on January 1 of each of 2023, 2024, 2025 and 2026, the maximum aggregate number of ordinary shares which may be issued under the 2009 Plan will increase by 3% of the total number of ordinary shares of all classes of the company outstanding on that day immediately before the increase. We are authorized to grant options, share appreciation rights, share awards of restricted shares and non-restricted shares, restricted share units and other types of awards the administrator of the 2009 Plan decides.

We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. As of April 5, 2022, outstanding awards granted under the 2009 Plan consisted of (i) options to purchase 45,822,745 Class A ordinary shares, (ii) 9,054,694 restricted Class A ordinary share units, and (iii) 181,585 share appreciation rights. As a result of our grants of awards under the 2009 Plan, we incurred share-based compensation expense of US$117.1 million, US$290.2 million and US$470.3 million in 2019, 2020 and 2021, respectively. For more information on our share incentive plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We will incur additional share-based compensation expense in the future as we continue to grant share-based incentives. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our memorandum and articles of association contain a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares, all of which are held by Forrest Xiaodong Li, our founder, chairman and Group Chief Executive Officer. As of April 5, 2022, our founder beneficially owned an aggregate of approximately 59.9% of the total voting power of our outstanding ordinary shares. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” In addition, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and our ADSs may be materially and adversely affected.

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (save for the memorandum and articles of association, register of mortgages and charges, and special resolutions of shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for holders of ADSs to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

As a foreign private issuer under the Exchange Act, we are exempt from certain disclosure and other requirements and obligations that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and “short swing” liability for insiders who profit from certain trades; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Based on our income and assets, and the value of the ADSs, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2021, and do not anticipate becoming a PFIC for the current taxable year or for the foreseeable future. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

We began our digital entertainment business at our inception in May 2009, and have since expanded our local game operations beyond Southeast Asia and Taiwan to Latin America and other markets. Our self-developed game Free Fire is also currently available in more than 130 markets globally.

We launched our e-commerce platform, Shopee, in Southeast Asia and Taiwan in June and early July 2015, and in Brazil in the fourth quarter of 2019. In 2021, we expanded our Shopee business to new markets in Latin America such as Mexico, Chile and Colombia, and to Poland and Spain.

We launched our digital financial services platform in Vietnam in April 2014 and in Thailand in June 2014. In the fourth quarter of 2019, we introduced SeaMoney as the overall brand for our digital financial services business. In 2021, we further expanded our digital financial service offerings across credit, insurtech and digital bank services, including launching SeaBank in Indonesia.

On October 20, 2017, we completed our initial public offering and listed our ADSs on the New York Stock Exchange under the symbol “SE.”

In September 2021, we issued 12,650,000 ADSs (including a full exercise by the underwriters of their over-allotment option) at US$318.00 per ADS for total gross proceeds of approximately US$4.0 billion and completed a registered offering of 0.25% convertible senior notes in an aggregate principal amount of US$2.875 billion.

At our annual general meeting on February 14, 2022, our shareholders approved as a special resolution the amendment and restatement of our memorandum and articles of association. Upon the effectiveness of such amendment, among other relevant changes, the voting power of our Class B ordinary shares increased from three votes per share to 15 votes per share on all matters subject to vote at general meetings of our company. Immediately upon the special resolution being approved by the shareholders, Tencent converted all the Class B ordinary shares beneficially owned by it to Class A ordinary shares. Upon effectiveness of such conversion by Tencent, all outstanding Class B ordinary shares are currently beneficially owned by Forrest Xiaodong Li, our founder, chairman and Group Chief Executive Officer. At the same time, the irrevocable proxy between Tencent and Mr. Li dated September 1, 2017 (the “Irrevocable Proxy”) was also terminated. In relation to such termination, the currently effective memorandum and articles of association no longer contain a requirement that the Class B ordinary shares beneficially owned by Mr. Li shall be subject to automatic conversion upon termination of the Irrevocable Proxy. See “Item 10. Additional Information—B. Memorandum and Articles of Association.”

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

Overview

Sea has developed an integrated platform consisting of digital entertainment, e-commerce, and digital financial services, each localized to meet the unique characteristics of our markets. Our seven markets in Southeast Asia and Taiwan were estimated to have 613.6 million people and a GDP of US$4.0 trillion in 2021 according to the IMF World Economic Outlook Database. Southeast Asia and Taiwan region is also one of the world’s fastest growing regions based on per capita GDP. In addition, the Latin America region (including the Caribbean) was estimated to have 640.9 million people and a GDP of US$5.0 trillion in 2021 according to the IMF World Economic Outlook Database. Many of our global markets are experiencing a generational transition to the new digital economy, with digital inclusion bringing consumers ever more closely to each other and online services, by leading internet business models such as our own. Our culturally rich and diverse markets observe a rise in traditionally underserved digital consumers, who require dedicated focus, resources, and respective local market knowledge.

Sea operates three key businesses—Garena, Shopee, and SeaMoney:

•
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

•
Our Shopee e-commerce platform was the largest e-commerce platform in Southeast Asia and Taiwan for the year of 2021. We are also gaining traction in Brazil and building a significant presence locally. Since its inception, Shopee has adopted a mobile-first approach and is a highly scalable marketplace platform that connects buyers and sellers. Shopee provides users with a convenient, safe and trusted shopping environment that is supported by integrated payment, logistics, fulfillment, and other value-added services. Our users enjoy the social nature of Shopee’s platform, where users can follow, rate and easily browse for discovery to enhance their retail experience. We also empower sellers with various tools and support such as livestreaming and other value-added services for them to better engage with their buyers. We monetize Shopee mainly by offering sellers paid advertising services, charging transaction-based fees, and charging for certain value-added services, including logistics. We also purchase products from manufacturers and third parties and sell them directly to buyers on our Shopee platform.

•
Our SeaMoney business is a leading digital financial services provider in Southeast Asia. SeaMoney currently offers offline and online mobile wallet services, payment processing and other offerings across credit, insurtech and digital bank services. These services and products are offered in various markets in Southeast Asia under ShopeePay, SPayLater, SeaBank, and other digital financial services brands.

Each of our businesses provides a distinct and compelling value proposition to our users, and each also exhibits strong virtuous cycle dynamics, which we believe support our leadership position and provide a strong foundation for continued growth while creating barriers to entry for our competitors in our markets.

We have achieved significant scale and growth since our founding. Our total revenue increased from US$2.2 billion in 2019 to US$10.0 billion in 2021, a CAGR of 113.9%. We had gross profit of US$604.9 million, US$1.3 billion and US$3.9 billion in 2019, 2020 and 2021, respectively. We incurred net losses of US$1.5 billion, US$1.6 billion and US$2.0 billion in 2019, 2020 and 2021, respectively, primarily due to our investments in expanding our businesses, in particular our e-commerce and digital financial services businesses. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Reporting” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Description of Certain Statement of Operations Items—Revenue” for a breakdown of our total revenues by category of activity and geographic market for each of the last three financial years.

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

Mobile games have gained popularity in our markets. In December 2017, we launched the first game that we developed entirely in-house, Free Fire, a mobile game of the battle royale genre. Free Fire has enabled us to grow globally beyond Southeast Asia and Taiwan where we initially launched our game business. It is currently available on the Google Play and iOS App Stores in more than 130 markets. We plan to continue to expand our game development capabilities and publishing business.

Game Players

We have a large and active user base for our online game business. The table below sets forth certain of our operating metrics for the periods indicated.

	For the Three Months Ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Bookings (US$ in billions)(1)	1.1	1.2	1.2	1.1
Game QAUs (in millions)	648.8	725.2	729.0	654.0
Game QPUs (in millions)	79.8	92.2	93.2	77.2

(1)
GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment.

Our large user base as well as the team and social aspects of our games keep our game players engaged and also creates powerful network effects that further attract users to our games, resulting in a high barrier to entry for our competitors.

In-House Game Development

We develop mobile games that cater to the demands of highly diverse markets across the globe. Our game development capabilities are particularly strengthened by our global experience in game publishing. Our in-house game development studios now have more than 2,000 global developers focused on enhancing Free Fire gameplay and building out our pipeline of self-developed games.

Third-Party Games Publishing

We also curate top third-party game content globally for publishing in our markets. Our market leadership and success in operating and customizing games for our local game players have helped us forge deep relationships with key international game developers in different parts of the world. Game developers choose us to operate their games in our markets because of our leading market position, strong reputation in the online game community, and successful track record of operating and popularizing games in our markets. We are therefore able to source high-quality games from world class developers, many of whom work with us as their exclusive partner in our markets. We rely on our local knowledge and years of game operating experience to select games that will match user needs and genre preferences. We also believe that our large user base contributes to a virtuous cycle. As we attract more high-quality game developers to partner with us, we are able to attract more users with a larger volume of high-quality content.

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

Monetization and Payments

Our game monetization model is a “freemium” model that allows our users to download and play fully functional games for free. We generate revenue primarily by selling our game players in-game items, which include in-game virtual items such as digital representations of functional or decorative items, as well as season passes. Digital representation of functional or decorative items includes in-game clothing, pets, weaponry or equipment, which players can purchase and utilize within the game environment to enhance their gameplay experience. Players that purchase season passes can receive additional in-game virtual items upon satisfying certain conditions. Players who choose to purchase in-game items benefit from being able to accelerate progress, enhance social interactions, and enjoy a more personalized game playing experience.

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

Some of our users have become full-time professional esports athletes that compete for prize money in tournaments and sponsorships from large corporations that often also sponsor professional sports. Free Fire’s large and growing esports and streaming community is another key pillar of our user engagement strategy. The game was also named the Esports Mobile Game of the Year at the Esports Awards 2021. As a result, we believe our esports operations generate strong user engagement for our games as well as promote user acquisition and retention.

Marketing

We devise and execute marketing plans tailored for each market. We market our games through a combination of online advertisement, outdoor and print advertisements, television commercials, influencer partnerships as well as social media platforms and other online forums.

Shopee E-commerce Platform

Our Shopee e-commerce platform is a mobile-centric, social-focused marketplace with integrated payment and logistics infrastructure and comprehensive services we offer to sellers. It is a highly scalable marketplace platform that provides users with a convenient, safe, and trusted shopping environment. Shopee was the largest e-commerce platform in Southeast Asia and Taiwan for the year of 2021. We are also gaining traction in Brazil and building a significant presence locally.

Shopee provides users with a convenient, safe, and trusted shopping environment that is supported by integrated payment, logistics, fulfilment, and other value-added services. We monetize Shopee mainly by offering sellers paid advertising services, charging transaction-based fees, and charging for certain value-added services, including logistics.

Shopee’s marketplace model allows it to scale rapidly. In addition, we introduce many social and gamification elements into Shopee which we believe enables us to increase organic user acquisition, user retention and user time spent on our platform. The table below sets forth certain of our operating metrics for the periods indicated.

	For the Three Months Ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
	(billions)
GMV (US$)	12.6	15.0	16.8	18.2
Orders	1.1	1.4	1.7	2.0

While we primarily operate as a marketplace, we also purchase some products from manufacturers or third parties directly and sell on our Shopee platform under our official store to meet buyers' demand. Bulk purchasing and direct product sales for specific product categories also enable us to offer better product assortment to our buyers.

Our Buyers and Sellers

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

Monetization

We have been focusing on building the scale and liquidity of our marketplace, and will increasingly focus on monetization as our GMV and market share continue to grow. We monetize Shopee mainly by offering sellers paid advertising services, charging transaction-based fees, and charging for certain value-added services, including logistics.

Revenue from Shopee also include revenue of products sold by us. We purchase products from manufacturers or third parties directly and sell on our Shopee platform under our official store to meet buyers' demand for such products.

SeaMoney Digital Financial Services Business

SeaMoney, our digital financial services business, is a leading digital financial services provider in Southeast Asia. We began to offer digital financial services in 2014. In the fourth quarter of 2019, we introduced SeaMoney as the overall brand for our digital financial services business. SeaMoney currently offers offline and online mobile wallet services, payment processing and other offerings across credit, insurtech and digital bank services. These services and products are offered in various markets in Southeast Asia under ShopeePay, SPayLater, SeaBank, and other digital financial services brands.

The table below sets forth certain operating metrics of our digital financial services for the periods indicated.

	For the Three Months Ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021
Digital Financial Services
Mobile wallet total payment volume (US$ in billions)	3.4	4.2	4.6	5.0
SeaMoney QAUs (in millions)	―	―	―	45.8

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

Moreover, SeaMoney offers other digital financial services to its users through technology, such as credit, insurtech and digital bank services.

We mainly monetize our digital financial services business by charging commissions to third-party merchants with respect to our mobile wallet services, by charging fees to third-party financial institutions which offer financial products or lend to consumers on our platform, and by earning interest from borrowers with respect to our consumer and merchant credit business. Marketing of our SeaMoney products and services have been done through offline advertisements and in-app advertisements through our Shopee apps.

The financial services industry is heavily regulated and we are required to obtain and maintain certain licenses in the jurisdictions in which we provide financial services. As of the date of this annual report, we have obtained the licenses and governmental approvals necessary to provide electronic money services in Indonesia, Vietnam, Thailand, the Philippines, Malaysia, and Singapore, and to provide loans in Indonesia, Thailand, the Philippines and Malaysia. As we expand our digital financial services business to additional markets, we may need to obtain additional licenses and permits in order to comply with local laws. See “—Regulation” and “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—We are subject to extensive and changing laws and government regulations across our business.”

In December 2020, our wholly-owned subsidiary in Singapore was selected for the award of a digital full bank license in Singapore. We also acquired a controlling interest in a local commercial bank in Indonesia in 2020, and launched SeaBank in Indonesia in the latter half of 2021. We also obtained a bank license in the Philippines, and launched SeaBank in Philippines in March 2022. For further details, see “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Related to Our Digital Financial Services Business— Our banking business may subject us to additional material business, operational, financial, legal and compliance requirements and risks.”

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

Customer Service

We have dedicated customer service teams. We believe our customer service team is well-trained in assisting our users with issues they encounter on our platforms, gathering feedback on how to improve our services and receiving user complaints and suggestions. Moreover, we have adopted systematic internal procedures to quickly respond to and resolve customer complaints.

Intellectual Property

Our business is based significantly on the acquisition, creation, use, and protection of intellectual property. Free Fire, our self-developed game, is one of our key intellectual properties. Other forms of this intellectual property include the technology and know-how that we developed and use to operate our e-commerce and payment products.

We believe the protection of our trademarks, copyrights, domain names, trade names, trade secrets, patents, and other proprietary rights is critical to our business and we protect our intellectual property rights in various jurisdictions by relying on local laws and contractual restrictions. More specifically, we rely on a combination of trademark, fair trade practice, copyright, patent and trade secret protection laws, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. Moreover, we enter into confidentiality, proprietary rights assignment, non-compete, and non-assignment agreements with our employees, and have confidentiality arrangements with our business partners. We also actively engage in monitoring and enforcement activities with respect to infringing uses of our intellectual property by third parties.

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

Competition

Each of the online game, e-commerce, and digital financial service industries in our markets is highly fragmented. We face competition in each of our lines of business in each market where we operate. Some of our competitors may have greater access to capital markets, more financial and other resources, and a longer operating history than we do. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—We may fail to compete effectively.”

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

E-commerce

We face competition principally from regional players that operate across several markets and global players that expand into our markets by building local platforms or making their existing platforms accessible to users in our markets. We also face competition from single-market players. We compete to attract, engage, and retain buyers based on the variety and value of products and services listed on our marketplaces, overall user experience and convenience, online communication tools, social features, integration with mobile and networking applications and tools, mobile applications and availability, quality and costs of payment and logistics services. We also compete to attract and retain sellers based on the number and the engagement of buyers, the effectiveness and value of the services we offer to sellers, commission rates, and the availability of support services. In addition, we may face increasing competition from social media platforms, online and app-based search engines through which products and services may be researched and sold, and other content-providing market players. Social media platforms with high levels of user engagement may be able to leverage content and user connections and traffic on their platform to increase the visibility and attractiveness of a wide variety of brands and products.

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

Regulation

This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations, namely Indonesia, Taiwan, Vietnam, Thailand, Singapore and Malaysia. The primary laws and regulations to which we are subject relate to foreign investment, dividend distributions, foreign exchange controls, game operating, e-commerce, mobile wallet, payment processing, data protection, intellectual property rights, anti-money laundering and terrorism financing and employment and labor.

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

Regulations on the Use of Rupiah

On June 28, 2011, the government of Indonesia enacted Law No. 7 of 2011 on Currency, or the Indonesia Currency Law, which took immediate effect. Furthermore, on March 31, 2015, Bank Indonesia enacted Bank Indonesia Regulation No. 17/3/PBI/2015 on the Mandatory Use of Indonesian Rupiah within the Territory of the Republic of Indonesia, or the Indonesia Currency Law Implementation Regulations. Bank Indonesia also enacted Bank Indonesia Circular Letter No. 17/11/DKSP on June 1, 2015 as the implementing guideline to the Indonesia Currency Law Implementation Regulations. The implementation rules of the Indonesia Currency Law require the use of Indonesian Rupiah for all transactions conducted within Indonesia, including transactions for payment, settlement of obligations and other financial transactions, except for certain exemptions provided under the Indonesia Currency Law Implementation Regulations. Failures to comply with any provisions under the Indonesia Currency Law Implementation Regulations may subject the person to administrative, criminal or monetary sanctions of up to IDR1 billion (US$70,038).

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

Governance of Electronic Information and/or Documents

General obligation of the government to prevent the dissemination of prohibited content is explicitly provided under Law No. 11 of 2008 on Electronic Information and Transaction as amended by Law No. 19 of 2016, or the Electronic Information and Transaction Law. Replacing the MOCIT Regulation No. 19 of 2014 on Controlling Internet Websites Containing Negative Content, on November 24, 2020, the Indonesian government enacted MOCIT Regulation No. 5 of 2020 on Private Electronic Systems, or the Private Electronic Systems Regulation, which revoked the previous MOCIT regulation on negative content. Under the new regulation, all digital platforms that fall within the private electronic system provider category, including platforms that provide offers and/or trade of goods and/or services, financial transaction services, and paid content to users’ devices, are required to ensure that its platform does not contain and facilitate the dissemination of prohibited content. Prohibited content includes those that violate the prevailing law, disturb members of the public and public order, and provide access to or information to access prohibited content. If prohibited content is found on a digital platform, the platform operator must take down the prohibited content identified in a written notice from MOCIT no later than 24 hours upon receiving such notice. If the content is related to terrorism, child pornography, or any other content that may disturb public order, the take down request will be considered as urgent and must be concluded within four hours upon receiving notice from MOCIT.

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

Regulations on Electronic Money and Electronic Wallet

On July 1, 2021, Bank Indonesia enacted Bank Indonesia Regulation No. 23/6/PBI/2021 on Payment Service Providers, or the Payment Service Providers Regulation, which regulates the requirements and restrictions for all payment service providers in Indonesia, or PSPs. Previously, licenses for PSPs are determined based on whether a payment service provider provides their services on a front-end basis (e.g. e-money, e-wallet, and payment gateway providers) or a back-end basis (e.g. switching, clearing, and settlement providers). However, upon enactment of the Payment Service Providers Regulation, payment system service licenses are reclassified so that they are based on the specific activities provided by a payment service provider. The Payment Service Providers Regulation divides payment service providers licenses into three categories, i.e. category 1, category 2, and category 3. Category 1 license is required for PSPs that conduct the following activities: (i) administration of fund sources; (ii) provision of information on fund sources; (iii) payment initiation and/or acquiring services; and (iv) remittance services. Category 2 license is required for PSPs that conduct the activities under items (ii) and (iii) only, and category 3 license is required for PSPs that provide remittance services and/or other activities determined by Bank Indonesia.

Under the prevailing Indonesian laws and regulations, electronic money or e-money is defined as a payment instrument (i) issued on the basis of the source of funds being denominated in Rupiah that is deposited in advance to the e-money issuer, (ii) where the source of funds denominated in Rupiah is stored electronically in a server or a chip for purposes of transferring funds, and (iii) where the value of the e-money managed by the issuer will not be considered as savings under the banking regulations. The Payment Service Providers Regulation also recognizes two types of e-money systems: namely (i) closed loop systems, where the e-money can only be used as a payment instrument for goods and/or services provided by the e-money issuer, and (ii) open loop systems, where the e-money can be used as a payment instrument for goods and/or services provided by third party providers. A closed loop e-money provider which issues floating funds less than IDR1 billion (US$70,038) is exempted from the licensing requirement. An e-money provider may offer features such as user registration, deposit top-up and transaction and bills payment, while funds transfer, cash withdrawal and any additional features (upon approval from Bank Indonesia) are only available for open loop and licensed e-money providers. Unregistered users can deposit up to IDR2 million (US$140) in e-money value, whilst registered users may deposit and use up to IDR10 million (US$700). We currently have the e-money license in Indonesia.

With respect to reporting obligations, both e-money and e-wallet providers are obliged to submit periodical and incidental reports to Bank Indonesia. The periodical reports consist of daily, monthly and annual reports, as well as a report on the result of independent audit on information system and security testing. Incidental reports include report of data and information in documents submitted when applying for a license to Bank Indonesia, results of independent audit on information system in case of any significant changes, any problems in the payment transaction processing, change of capital, shareholding, control, and/or management, and force majeure events. Any failure to comply with the regulations governing payment service providers may result in reprimands and monetary fines; and, depending on the severity of the non-compliance, may also result in temporary suspension of activities and/or revocation of the relevant license.

Regulations on Payment Systems

In December 2020, Bank Indonesia issued Regulation No. 22/23/PBI/2020 of 2020 on Payment Systems, or Payment Systems Regulation, which became effective on July 1, 2021. The Payment Systems Regulation is intended to be an “umbrella” regulation that provides a regulatory framework for the Indonesian payment systems industry.

The Payment Systems Regulation categorizes non-bank payment institutions into two categories, namely PSP and payment infrastructure providers, or PIP. PSPs include most institutions providing front-end services to end-consumers such as e-money issuers, acquirers, payment gateway services providers, fund transfer/remittance services providers. PIPs are generally institutions which facilitate clearing and settlements or back-end services, between PSPs or between other PIPs.

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

The Payment Systems Regulation expressly prohibits PSPs from: (i) accepting cryptocurrency in a payment transaction processing, (ii) processing payment transactions with virtual currency as the source of funds, and/or (iii) linking virtual currency with payment transactions processing.

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

Regulations on Banking

Banking in Indonesia is regulated under Law No. 7 of 1992 regarding Banking issued on March 25, 1992, as amended by Law No. 10 of 1998, or the Banking Law. The Banking Law governs banks’ types and businesses, licensing, legal form and ownership, management structure, and bank secrecy. In 2020, the Financial Services Authority issued Regulation No. 12/POJK.03/2020 TAHUN 2020 on Consolidation of Commercial Banks which requires all banks to fulfil a minimum core capital of at least IDR3 trillion (US$210 million) by December 31, 2022. Moreover, OJK revoked the Financial Services Authority Regulation No. 6/POJK.03/2016 TAHUN 2016 on Business Activities and Branch Offices Based on Core Capital of Banks and enacted the Financial Services Authority Regulation No. 12/POJK.03/2021 on Commercial Banks or the Commercial Banks Regulation on October 30, 2021. The Commercial Banks Regulation amends the four categories of banks called “Buku” to “Bank Categories Based on Core Capital (Kelompok Bank berdasarkan Modal Inti)” or “KBMI.” Banks are divided into four KBMI categories, namely: (i) KBMI 1 with core capital equal or less than IDR6 trillion (US$420 million), (ii) KBMI 2 with core capital between IDR6 trillion (US$420 million) and IDR14 trillion (US$981 million), (iii) KBMI 3 with core capital between IDR14 trillion (US$981 million) and IDR70 trillion (US$5 billion), and (iv) KBMI 4 banks with core capital of more than IDR70 trillion (US$5 billion).

Regulations on Intellectual Property Rights

Trademark and Geographical Indication Law

Before the end of 2016, the Indonesian House of Representatives enacted the Law No. 20 of 2016 on Trademark and Geographical Indication, or the Trademark and Geographical Indication Law. The new Trademark and Geographical Indication Law has expanded upon the scope of trademark protection and adopted the Madrid Protocol provisions for trademark registration in Indonesia.

As of the end of 2020, the enactment of Law No. 11 of 2020 concerning Job Creation shortens the trademark registration process and inserts an additional qualification/consideration for the trademark examiner in determining whether a trademark application can be registered. In addition, the Trademark and Geographical Indication Law recognizes two types of international trademark registration application under the framework of Madrid Protocol: an application originating from Indonesia to an International Bureau which is filed through the Directorate General of Intellectual Properties under the Minister of Law and Human Rights, or an application addressed to Indonesia as the receiving office from an International Bureau. To be able to file an application in Indonesia for the international registration of a trademark through the Madrid Protocol, the applicant either must have applied for registration of the trademark in Indonesia or already owns the trademark in Indonesia.

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

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

Prevention and Eradication of Money Laundering

Law No. 8 of 2010 on Prevention and Eradication of Money Laundering regulates the types of transactions which are required to be reported to the Indonesian Financial Transaction Reports and Analysis Center, or PPATK, and the entities responsible to report such transactions. Under this law, any party who conceals or disguises the origin, source, location, allocation, assignment, or actual ownership or assets known or reasonably suspected to be proceeds of crimes may subject to monetary sanction of up to IDR5 billion (US$350,189) imprisonment of up to 20 years. Financial service providers must comply with know-your-customer principles and report suspicious financial transactions that it believes is related to money laundering to the PPATK. The reporting party is required to report to PPATK any suspicious financial transactions, and any transaction entered into with its customers having a minimum amount of IDR500 million (US$35,019), or an equivalent value in other currencies, and/or any financial transaction involving the transfer of funds from and to other countries, no later than 14 business days after the transaction is conducted.

Failure to submit the report may subject the reporting party to administrative sanction(s) which will be imposed by the supervisory and regulatory body in the form of a warning letter, public announcement on the action or sanction and/or an administrative penalty.

Prevention and Eradication of Terrorism Financing

Law No. 9 of 2013 on the Prevention and Eradication of Terrorism Financing was enacted in order to prevent the funding of terrorists. Under this regulation, an act of terrorism financing is defined as direct and/or indirect acts in order to provide, collect, grant, or loan funds to persons that knowingly would use the funds to conduct terrorist acts. Companies that fund terrorism in Indonesia may face large monetary fines, have their assets seized and their permits revoked. Moreover, such companies may also be dismantled or expropriated by the government. Financial service providers must comply with know-your-customer principles and report suspicious financial transactions that it believes is related to terrorism to the PPATK. Failure to do so will result in fines of up to IDR1 billion (US$70,038). Financial service providers that provide fund transfer services must also request the sender of funds to present identification and information explaining the purpose of the fund transfer and must keep a record of all transactions for at least five years. Funds of the alleged financers of terrorism may be frozen upon the request of the PPATK, investigators, public prosecutors, a judge, and other legally designated parties.

Regulations on Labor

Under Law No. 13 of 2003 on Manpower as amended by Law No. 11 of 2020 on Job Creation, or the Indonesia Manpower Law, we are not allowed to pay our employee wages below the minimum wage stipulated annually by the relevant provincial government. In certain conditions, a governor may set the minimum wage for regencies or municipalities in their respective provinces. The minimum wage is set in accordance with the economy and employment situation of the relevant province. If we fail to abide by requisite minimum wage regulations in the Indonesia Manpower Law, our directors may be liable to a term of imprisonment of no less than one year and up to four years. Moreover, we may also be subject to a fine of no less than IDR100 million (US$7,004) and up to IDR400 million (US$28,015).

Indonesia has adopted social protection and social welfare programs for employees who are working in Indonesia under Law No. 24 of 2011 on the Social Security Agency as amended by Law No. 11 of 2020 on Job Creation, or the Indonesia Social Security Agency Law. The Indonesia Social Security Agency Law establishes two social welfare programs, namely, the healthcare social security insurance and employment social security. Employment social security covers occupational accident security program, death security program, old-age security program, pension security program, and job-loss security program. Under the Indonesia Social Security Agency Law, an employer is required to register itself and its employees as employment social security participants. If an employer fails to comply with this obligation, it will be subject to a written warning, fines and/or exclusion from certain public services, which relate to business-related licensing, license required to participate in project tenders, license to employ foreign workers, license to outsource company, and building permit. The Indonesia Social Security Agency Law further stipulates that an employer that violates its obligation to provide the requisite financial contributions to healthcare social security insurance and employment social security will be subject to up to eight years of imprisonment and fines of IDR1 billion (US$70,038). In addition, every person, including foreign nationals, who is employed for at least six months in Indonesia, must participate in the social security programs in Indonesia.

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

Investment in Taiwan by PRC investors is governed by the Measures Governing Investment Permits to the People of the Mainland Area, or the Measures, which was last amended on December 30, 2020, and promulgated by the Ministry of Economic Affairs of Taiwan, or the MOEA. PRC investors refer to PRC individuals, juristic persons, organizations and other institutions and PRC invested companies from other jurisdictions, or collectively, PRC investors. “PRC invested companies from other jurisdictions” refer to those entities incorporated outside of the PRC and invested by PRC individuals, juristic persons, organizations and other institutions that (i) directly or indirectly hold more than 30% of the shares or capital of such entities (each intermediate holding company shall be separately assessed based on this 30% test to determine whether it is deemed a PRC invested company from other jurisdictions), or (ii) have the ability to control such entities. Under applicable regulatory guidance, “control” is defined to include: (i) having the ability to hold more than 50% of the voting shares under agreement with other investors; (ii) having the ability to control the financing, operation and personnel appointment and removal of the company according to laws or agreements; (iii) having the ability to appoint or remove more than half of the members of the board of directors or more than half of the key members of the other organization that is able to direct a company’s operation, and such company is controlled by the board of directors or such other organization mentioned above; (iv) having the ability to direct more than 50% of the voting power in the board of directors or more than 50% of the voting power in the other organizations that is able to direct a company’s operation, and such company is controlled by the board of directors or such other organization mentioned above; or (v) other indicia of control as set forth in the International Financial Reporting Standards or Enterprise Accounting Standards promulgated by the Financial Accounting Standards Committee of the Accounting Research and Development Foundation of the Republic of China. PRC investors are required to apply for an approval before engaging in the following investment activities: (i) holding the shares issued by or making capital contribution in a company, sole proprietorship, partnership or limited partnership in Taiwan, exclusive of a single or accumulated investment that is less than 10% of the shares in a company that is listed on a stock exchange or traded on an over-the-counter market or emerging stock market in Taiwan; (ii) setting up a branch office, sole proprietorship, partnership or limited partnership in Taiwan; (iii) providing loans to invested companies invested by (i) and (ii) for more than one year; (iv) having the ability to control a sole proprietorship, partnership, limited partnership or company in Taiwan that is not listed and traded on a Taiwanese stock exchange, an over-the-counter market or emerging stock market according to agreements or other methods; or (v) a PRC invested companies from other jurisdictions acquires business or assets of a Taiwanese company that is not list and traded on a Taiwanese stock exchange, an over-the-counter market or emerging stock market. In addition, if a PRC investor is a juristic person, organization, or other institution invested by (a) a “political party,” military, administrative or political agency of PRC, or (b) PRC invested companies from other jurisdictions invested by the agencies listed in item (a) above, the Taiwan authorities may restrict or prohibit such PRC investor from investing in businesses in Taiwan. Certain statutory business categories, such as computer recreational activities, software publication, third party payment and general advertising services, are not listed as permitted in the Positive Listings. PRC investors are not allowed to invest in a Taiwan company that operates businesses in such statutory business categories.

Before investing in Taiwan in accordance with the Measures, PRC investors investing in a Taiwan company that operates businesses in the statutory business categories listed as permitted in the Positive Listings are required to apply for prior approval from the MOEA.

In case of being deemed non-compliant with the above-mentioned laws and regulations, the Taiwan authorities may take a range of actions, including:

•	imposing fines between NT$120,000 (US$4,326) to NT$25,000,000 (US$901,226) and further fines if the non-compliance is not rectified as ordered;

•	ordering the violator to reduce any direct or indirect ownership or control by PRC investors;

•	requesting the violator to divest some or all of its investment or control in its invested entities in Taiwan;

•	suspending the rights of shareholders; and

•	discontinuing the operations, and revoking the business licenses of its invested entities in Taiwan.

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

Regulations on Foreign Exchange

Foreign exchange matters are generally governed by Taiwan’s Foreign Exchange Regulation Act, last amended on April 29, 2009, and regulated by the Ministry of Finance of Taiwan, and the Central Bank of the Republic of China (Taiwan). Authorized by the Foreign Exchange Regulation Act, the Central Bank of the Republic of China (Taiwan) has promulgated the Regulations Governing the Declaration of Foreign Exchange Receipts and Disbursements or Transactions, last amended on June 29, 2021, in order to deal with the declaration of foreign exchange receipts, disbursements or transactions involving NT$500,000 (US$18,025) or more or its equivalent in foreign currency.

Under existing laws and regulations, foreign exchange approvals must be obtained from the Central Bank of the Republic of China (Taiwan) on a payment-by-payment basis. A single remittance by a company with an amount over US$1 million or its equivalent in foreign currency shall be reported and documents supporting the accuracy of such report shall be provided to the bank handling such remittance before the remittance is conducted. In addition, remittances by a company whose annual aggregate amount exceeds US$50 million or its equivalent in foreign currency may not be processed without the approval of the Central Bank of the Republic of China (Taiwan). Although such approvals have been routinely granted in the past, there can be no assurance that in the future any such approvals will be obtained in a timely manner, or at all.

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

Intellectual property rights are protected primarily through the Copyright Act (last amended on May 1, 2019), the Patent Act (last amended on May 1, 2019), the Trademark Act (last amended on November 30, 2016) and the Trade Secrets Act (last amended on January 15, 2020) in Taiwan.

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

In addition, according to the Recording of Matters in the Standard Contracts of Online Games promulgated by the Executive Yuan on December 13, 2007 and last amended on October 8, 2018, game operating companies need to label the following information on their (a) game websites, log-in page of the game or checkout page; and (b) the packaging of their games: (i) the rating level and the age groups that are prohibited or suitable for the game, (ii) the minimum system requirements for running the game, (iii) payment information for safety systems provided within the online games (if any) and whether such safety systems are free or not, and (iv) information and certain warning language regarding in-game activities, rewards and prizes.

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

Regulations on E-payment Services

Under the Act Governing Electronic Payment Institutions promulgated on February 4, 2015, effective as of May 3, 2015 and last amended on January 27, 2021 (such amendments became effective as of July 1, 2021), an “electronic payment institution” means a company approved by the competent authority to operate the following businesses and certain ancillary or derivative businesses as prescribed under the Act Governing Electronic Payment Institutions: (i) collecting and making payments for real transactions as an agent, (ii) accepting deposits of funds as stored value funds, (iii) conduct small amount of foreign exchange, and (iv) conduct the purchase and sale of the foreign currencies and the currencies of PRC, Hong Kong or Macau. However, a company which (i) only engages in the business of collecting and making payments for real transactions as an agent; (ii) the total balance of funds it collects/pays and keeps does not exceed NT$2 billion (US$72 million) in the average daily amount of a year; and (iii) does not accept deposits of funds as stored value funds, or transfer funds between e-payment accounts is not considered an electronic payment institution. If the total balance of funds such company collects/pays exceed NT$2 billion (US$72 million) in the average daily amount of a year, or such company conducts either accepting deposits of funds as stored value funds, or transferring funds between e-payment accounts, then such company shall apply for certain license to qualify as an electronic payment institution.

Regulations on Data Protection and Information Security

The main regulation governing the protection of personal data in Taiwan is the Personal Data Protection Act, last amended on December 30, 2015. The Personal Data Protection Act governs the collection, processing and use of personal information in order to prevent abuse of personal data by other parties. Companies that seek to collect, process and use personal information need to disclose the name of the party collecting the personal information and the purpose of collecting the personal information subject to the user’s consent, as appropriate. Data subjects should also be informed of their rights under the Personal Data Protection Act and how they can exercise such rights. Our digital entertainment and e-commerce businesses are required to comply with the Personal Data Protection Act while collecting, processing, transferring, and using the personal information of our users. Failure to comply with the Personal Data Protection Act will give rise to fines and criminal liability.

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

Vietnam

Regulations on Foreign Investment

Foreign investment into Vietnam is regulated by both domestic legislation and international agreements, with the primary regulations being the Law on Investment and Vietnam’s WTO commitments. Foreign investment is generally divided into three categories: unrestricted, restricted, and prohibited. With respect to the “restricted” category, restrictions can take the form of a specific foreign ownership ceiling in a foreign-invested company, a general requirement to enter into a joint venture with a Vietnamese party with no mandated maximum foreign ownership ceiling, or the requirement to obtain certain government approvals for foreign ownership with respect to the industries that the Vietnam government has not committed to opening to foreign investment. For example, foreign ownership in companies engaging in online game business may not exceed 49% following Vietnam’s WTO commitments (or 51% following the application of Comprehensive and Progressive Agreement for Trans-Pacific Partnership, or CPTPP), and companies with foreign ownership engaging in e-payment or e-commerce business have to obtain certain government approvals. We have obtained approvals from competent authorities of Vietnam for direct ownership of equity interests in our online game, e-commerce and e-payment businesses as a foreign investor, including approval for 100% direct ownership in our e-commerce business.

On June 17, 2020, the National Assembly of Vietnam adopted the Law on Investment 2020, which came into effect on January 1, 2021. Under the Law on Investment 2020, the investment registration authority of Vietnam could terminate an investment project in whole or in part if the investor conducted investment activities on the basis of a false civil transaction, which is a transaction falsely entered into by transacting parties for the purpose of concealing other transactions or evading responsibilities to a third person.

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

The use of, and exchange of foreign currencies for, Vietnamese dong, is broadly dependent on whether such foreign currencies are used for capital investment purposes or general transactional purposes. Capital investment comprises both indirect investment and direct investment, with direct investment generally defined as any foreign investment where (i) foreign investor(s) establish a corporate entity and is required to obtain an investment registration certificate, (ii) foreign investor(s) hold 51% or more of the charter capital following a merger, acquisition or restructuring, (iii) foreign investor(s) establish a project company to implement public-private partnership project(s), or (iv) foreign investor(s) hold 51% or more of the charter capital following the establishment of a corporate entity pursuant to specialized laws without being required to obtain an investment registration certificate. Foreign currencies and Vietnamese dong are permitted to be used for direct investments and only Vietnamese dong may be used for indirect investments. All capital investments into Vietnam, whether direct or indirect, must be made through specialized investment capital bank accounts, and any dividend distributions and returns of capital from such investments must be made through the same accounts. There are no foreign exchange control or remittance restrictions imposed on amounts held in such investment capital bank accounts, except for the requirement for supporting documents evidencing valid remittances.

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

Regulations on Dividend Distributions

In Vietnam, a company is generally allowed to pay dividends or distribute profits after it has settled all of its outstanding tax or other financial obligations, and set off previous losses, provided that the payment of the dividends will not result in the company being unable to discharge its debts and other liabilities.

Additionally, the relevant distributed dividend or profit is allowed to be repatriated at the end of the financial year, after the audited financial statements and the corporate income tax clearance have been submitted to the tax authority.

Regulations on Imported Games and Game Operations

According to Circular No.34/2013/TT-BCT, games are permitted to be imported into Vietnam. With regard to the publication of games, including electronic games, Vietnam’s WTO commitments and/or Vietnam’s CPTPP commitments allow foreign investors to provide electronic games only through a business cooperation contract or a joint venture company with a Vietnamese partner which is licensed to provide electronic games. Foreign investment into the joint venture company generally shall not exceed 49% following Vietnam’s WTO commitments and/or 51% Vietnam’s CPTPP commitments. See “—Regulations on Foreign Investment” above.

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

Regulations on E-commerce

E-commerce businesses are mainly governed by the Law on E-Transactions, Decree No.52/2013/ND-CP, or Decree 52 of which several provisions are amended and supplemented by Decree No.85/2021/ND-CP, or Decree 85, Circular 47/2014/TT-BCT, or Circular 47, and Circular No.59/2015/TT-BCT, or Circular 59 of which several provisions are jointly amended and supplemented by Circular No.01/2022/TT-BCT.

According to Decree 85, companies that own e-commerce direct sale websites must notify the Ministry of Industry and Trade, or MOIT, of Vietnam of their establishment if such websites have an online ordering function. Companies that own e-commerce service provision websites, including e-commerce marketplace, online auction websites, and online promotion websites, must register with the MOIT for the establishment of such e-commerce platforms.

According to Circular 59, e-commerce mobile applications include (i) applications used for direct sale of goods and (ii) applications for provision of e-commerce services. Accordingly, a company with an application used for sale of goods, which includes an online ordering function must notify the MOIT; while a company with an application for the provision of e-commerce services must register with the said Ministry. However, a company with an application for both sale of goods and provision of e-commerce services must register to establish an e-commerce service provision website and register the e-commerce service provision application with the MOIT.

Our e-commerce business in Vietnam has made the requisite applications and notifications and obtained the requisite approvals for the provision of e-commerce services.

According to Decree No. 09/2018/ND-CP, or Decree 09, foreign owned entities that provide e-commerce services are also required to obtain a specific business license from the Department of Industry and Trade, or DOIT, where the head office of the entity providing e-commerce services is located. The licensing authority must seek approval of the MOIT before granting the license. In addition, under Decree 85, an approval from the Ministry of Public Security, which examines any national security impacts, must also be obtained by any foreign investors who have “control” in a company under the MOIT’s list on the top five e-commerce companies in Vietnam. Such list has not been released by MOIT as of the date of this annual report. Our e-commerce business in Vietnam is currently in compliance with the business licensing requirements under Article 50.1 of Decree 09. As a continuing licensing requirement under Decree 09, to ensure that we continue to comply with the said Decree, we have submitted the relevant application with the DOIT of Hanoi in November 2021, which is now in progress.

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

In order for certain intellectual property rights to be recognized and enforceable in Vietnam, intellectual property owners must register those rights. Copyrights may be registered with the Department of Copyright of Vietnam (COV) but the registration is not compulsory. As a member of the Berne Convention, all copyrights will be protected automatically. Industrial property, such as patents, trademarks (except for well-known trademarks) and industrial design, must be registered with the National Office of Intellectual Property of Vietnam (NOIP) in order to be protected in Vietnam, although unregistered rights may be protectable under the laws of unfair competition or passing off. A well-known trademark may be protected based on the use without registration. From November 1, 2019, a trademark license is not required to be registered with NOIP in order to have validity against a third party.

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

The Department of Anti-Money Laundering established under the State Bank of Vietnam monitors and regulates Vietnam’s anti-money laundering regime. Entities subject to the anti-money laundering regime must report certain transactions to the Department of Anti-Money Laundering, including high-value transactions of no less than 300 million Vietnamese dong (US$12,962), suspicious transactions, and transactions involving companies or individuals in the countries and territories on the “black list” published by the Ministry of Public Security. Moreover, apart from the know-your-customer procedures required by Vietnamese law, entities subject to the anti-money laundering regime must perform an enhanced due diligence investigation on high-risk parties, which includes foreign individuals on the list of “politically influenced persons” provided by the State Bank of Vietnam or individuals or entities conducting transactions using new technologies that enable such persons to conduct transactions without meeting in person with a member or staff of the reporting subjects.

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

Regulated e-payment services businesses include: (i) credit card, debit card, or ATM card services; (ii) electronic money services; (iii) service of receiving electronic payment for and on behalf of sellers, service providers or creditors; (iv) service of transferring money by an electronic means; and (v) other payment services which may affect financial system or public interest.

Our digital financial services business in Thailand has obtained e-payment service business licenses for (i) electronic money services, (ii) payment facilitating services, (iii) receiving electronic payments for and on behalf of sellers, service providers or creditors, and (iv) services for transferring money by electronic means.

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

Any non-compliance with the regulations regarding the regulated payment system or the regulated payment services will be subject to penalties, including monetary fines and criminal liabilities (imprisonment), and, depending on the severity of the non-compliance, may result in the suspension or revocation of the relevant licenses obtained under such regulations.

In addition, on January 18, 2021, the Bank of Thailand issued the Notification of the Bank of Thailand No. SorNorChor 1/2564 (2021) Regarding the Guideline on Supervision of Information Technology Risk in accordance with the Laws on Payment System requiring the designated payment services providers to arrange appropriate IT governance, IT security controls, and IT risk management. Under the Notification, the provisions regarding cyber hygiene became effective on April 29, 2021 and provisions regarding IT risk management became effective on January 29, 2022.

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

We have approval to operate nano finance business in Thailand, which allows us to provide nano financing to Shopee buyers and sellers in Thailand. Our nano finance business is subject to certain restrictions imposed by the Bank of Thailand, the government authority overseeing nano finance businesses. The Bank of Thailand promulgated the Notification No. SorNorSor 13/2563 (2020) Regarding the Rules, Procedures and Conditions for the Operation of Nano Finance Businesses. Under such notification, operators of nano finance businesses should take into account the borrower’s ability to repay the loan (which is unsecured) and consider a credit limit for each borrower. The maximum credit limit shall not exceed THB100,000 (US$3,000), and the interest rate, together with fees and penalties, shall not exceed 33% per annum. In addition, the nano finance business operator shall maintain a debt-to-equity ratio of seven times or less throughout its operation.

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

According to the Notification of the Bank of Thailand No. SorNorSor 12/2563 (2020), the Bank of Thailand, as the competent authority under the Supervised Personal Loan Notification, requires that the credit limit for personal loans should not exceed one and a half or five times the average monthly income of the borrower or the average monthly balance in the borrower’s deposit account, in the case where the average income is below or over THB30,000 (US$900) a month, respectively, at a financial institution for the six month period immediately before the date on which the personal loan is granted. The Bank of Thailand (Guidelines regarding the provision of financial assistance to the debtors affected by the COVID-19) has temporarily relaxed the loan limit of personal loans for customers until December 31, 2022 by up to two times in cases where the average monthly income of the borrower or the average monthly balance in the borrower’s deposit account is below THB30,000 (US$900) a month. Moreover, the interest rate for personal loans, together with fees and penalties, shall not exceed 25% per annum.

Regulations on Digital Lending

Any personal loan operators under the Supervised Personal Loan Notification, who use digital technology and alternative data to facilitate provision of loans in regards to the assessment of the ability or willingness to repay the loan, disbursement and repayment, and disclosure of information, are subject to the Notification of the Bank of Thailand No. TorPorTor.ForGorSor.(01)Vor. 977/2563 (2020) Regarding the Rules, Procedures and Conditions for the Undertaking of Digital Personal Loan Business, or the Digital Personal Loan Notification. Pursuant to the Digital Personal Loan Notification, the personal loan operators intending to undertake the digital personal loan business must notify the Bank of Thailand before commencing its business. The maximum credit limit for digital personal loans granted to each borrower shall not exceed THB20,000 (US$600) with the repayment period not exceeding six months, regardless of financial condition, income or balance in the deposit account of the borrower. The Bank of Thailand (Guidelines regarding the provision of financial assistance to the debtors affected by the COVID-19) has temporarily relaxed the loan limit of digital personal loans to borrowers until December 31, 2022 to an amount not exceeding THB40,000 (US$1,200) with the repayment period not exceeding 12 months from the end of the month in which the first drawdown was made.

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

The Copyrights Act, B.E. 2537 (1994), has been amended and was published in the Government Gazette on February 24, 2022, and will become effective on August 23, 2022. This amended Act is to comply with the World Intellectual Property Organization’s Copyright Treaty (WCT) and update practices in combating online infringement. Notable changes introduced are (i) an extension of the term of protection for photographic works to be the author’s lifetime plus an additional 50 years after the author’s death; (ii) general and specific requirements for service providers relating to computer data as defined therein to be exempted from liability for copyright infringement; and (iii) Notice-and-Takedown mechanism.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

The key regulation for anti-money laundering and counter-terrorist financing is the Money Laundering Prevention and Suppression Act, B.E. 2542 (1999), as amended, which imposes reporting obligations on certain types of business operations for (i) any transactions that reach certain thresholds which vary depending on the type of transactions involved; and (ii) suspicious transactions. Personal loan business operators and e-payment business operators are required to apply the know-your-client measures when the value of transaction(s) is (i) THB500,000 (US$15,002) or more for any single bill payment; (ii) THB50,000 (US$1,500) or more for any e-money or electronic money transfer; or (iii) THB100,000 (US$3,000) or more for other single or cumulative transactions. In addition, personal loan operators and e-payment service business operators need to have procedures relating to customer due diligence in place to ensure that its services are not being used by members of groups identified as terrorists by the United Nations Security Council Resolutions.

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

Regulations on Personal Data Protection

On May 28, 2019, the Personal Data Protection Act B.E. 2562 (2019) became effective, except that Chapter 2 (Personal Data Protection), Chapter 3 (Rights of the Data Subject), Chapter 5 (Complaints), Chapter 6 (Civil Liability) and Chapter 8 (Penalties) of such law, collectively, the Delayed Provisions, took effect from May 27, 2020. Due to a general lack of readiness by both public and private sectors to comply with the Personal Data Protection Act, a majority of businesses will not be subject to the Delayed Provisions until May 31, 2022 pursuant to the Royal Decree on Agencies and Businesses Not Subject to the Personal Data Protection Act, B.E. 2562 (2019) (No. 2), B.E. 2564 (2021). Personal data collected from our conduct of businesses fall within the scope of the Personal Data Protection Act.

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

Singapore

Regulations on Dividend Distributions

The governing legislation for the distribution of dividends in Singapore is the Companies Act 1967 of Singapore, or the Companies Act. Under Section 403 of the Companies Act, a Singapore company is only allowed to pay dividends out of profits and there are certain restrictions on the use of profits for the purposes of dividend declaration. Firstly, any profits of a company applied towards the purchase of its shares pursuant to the share buyback provisions under the Companies Act cannot be payable as dividends to the shareholders. However, the foregoing restriction does not apply to any part of the proceeds received by the company from a sale or disposal of its treasury shares where the sums that were utilized to purchase those treasury shares initially came out of profits in the first place. Finally, any gains derived from the sale of treasury shares cannot be payable as dividends to the shareholders of the company.

In addition to complying with the Companies Act, the payment of dividends must also be in accordance with the company’s constitution and the generally acceptable accounting principles in Singapore.

Regulations on Information Technology

Regulation of Internet Content

The Broadcasting Act 1994 of Singapore prohibits the provision of certain broadcasting services, including internet content, in or from Singapore without a license issued by the Infocomm Media Development Authority. The Infocomm Media Development Authority is the regulator of the information, communications and media sectors in Singapore. The Broadcasting Act 1994 sets out an automatic class licensing scheme for computer online services provided by internet content providers. An internet content provider includes a corporation which provides any program for business purposes on the internet.

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

In addition, to the extent that our platforms or services enable our users to transmit online content to each other or access third party online content, we would be an internet intermediary under the Protection from Online Falsehoods and Manipulation Act 2019 of Singapore, or POFMA. POFMA empowers any Singapore government minister to direct the POFMA Office to issue certain directions to internet intermediaries whose internet intermediary service had been used to communicate a false statement of fact in Singapore, if the minister is of the opinion that it would be in the public interest to do so. Such directions would include: (a) targeted correction directions, which require the internet intermediary to communicate a correction notice on its service to all end-users in Singapore who accessed the offending false statement of fact after a specified time; and (b) disabling directions, which require the internet intermediary to disable access by end-users in Singapore to the offending false statement of fact being communicated on or through its service. Companies may be fined if they fail to comply with directions issued under POFMA without reasonable excuse.

Regulations on Imported Games and Game Operating

Video Game Classification

Pursuant to the Films Act 1981 of Singapore, the Infocomm Media Development Authority is responsible for classifying films, videos and video games distributed in Singapore. In particular, it administers the video game classification system under the Films Act 1981, which requires businesses importing or distributing physical copies of video games in Singapore to submit the video games to the Infocomm Media Development Authority for rating and classification. However, the video game classification system does not apply to games which are only available via internet download. Since the online games that we offer are available only through online platforms, we in general are not subject to the video game classification system. However, the Infocomm Media Development Authority retains the right to issue a rating and/or classification of any of the online games we offer, should it choose to do so.

Films Regulation

The Films Act 1981 imposes a regulatory requirement for an organization to hold a license for carrying on the business of importing, making, distributing or exhibiting films. A film is defined to include a video recording for use as a game. The Films (Video Games Exemption) Notification 2008 exempts a video game distributor from having to comply with the abovementioned requirement to obtain a license. There remains some uncertainty with respect to whether the exemption covers an online game operator as the words ‘video games’ are neither defined in the Films Act nor in the aforesaid exemption. This is due to the contents of the Films Act and its related regulations not being drafted specifically for the digital age of online games. Further, due to the latter reason, there is uncertainty on whether an online game needs to be submitted to the Board of Film Censors for censorship evaluation prior to distribution. In the opinion of Rajah & Tann Singapore LLP, our counsel as to Singapore law, it is consistent with market practice that we treat our online games as video games and do not apply for the film license or submit our online games for censorship evaluation.

Gambling Regulation

Currently, the Remote Gambling Act 2014 of Singapore prohibits the offering of online games where (i) players play to win money, or (ii) players play to win virtual currency/tokens/credits/items that can be exchanged via in-game facilities for real-world money or merchandise. Online games with chance-based loot boxes do not fall within the ambit of the Remote Gambling Act 2014 if the virtual rewards from such loot boxes cannot be exchanged via in-game facilities for real-world money or merchandise. The Gambling Control Bill, which was passed by the Singapore Parliament on March 11, 2022 and will replace the Remote Gambling Act 2014 once it formally comes into effect, adopts a similar treatment of online games with chance-based loot boxes. Accordingly, as we do not offer any online games which have an in-game facility to convert game credits or tokens or enhancement features (e.g. weapons, skins) to real-world money or merchandise, we do not anticipate that the Singapore laws governing online gambling will apply to our gaming business.

Regulations on E-commerce

Consumer Protection

There are various general consumer protection laws in place in Singapore, which apply generally to all relevant transactions including electronic transactions, but are not specifically targeted at regulating e-commerce operations. One or more of these laws would be relevant in the context of online game operations or e-commerce operations.

The Consumer Protection (Fair Trading) Act 2003 of Singapore sets out a legislative framework to allow consumers aggrieved by unfair practices to have recourse to civil remedies before the Singapore courts. The definition of supplier under the Consumer Protection (Fair Trading) Act 2003 includes persons who promote the use or purchase of goods or services which we do through our digital entertainment and e-commerce platforms. Suppliers may be held liable for engaging in unfair practices in relation to consumer transactions. Unfair practices include, among other things: (i) doing or saying anything which would reasonably deceive or mislead consumers, (ii) making a false claim, (iii) taking unreasonable advantage of a consumer, or (iv) making various forms of misrepresentations to the consumer.

The Consumer Protection (Trade Descriptions and Safety Requirements) Act 1975 of Singapore prohibits the use of false trade descriptions on goods supplied in the course of trade. Trade descriptions include any description, statement or indication that directly or indirectly relates to the fitness for purpose, strength, performance, behavior or accuracy of any goods. This prohibition applies to all persons in the course of business and would be applicable in an e-commerce marketplace. Violations of the Consumer Protection (Trade Descriptions and Safety Requirements) Act 1975 are subject to criminal liability.

While we have, among other things, policies in place which require users of our e-commerce platform not to promote or sell any products which are illegal or prohibited for sale under Singapore law, there remains a residual risk that we may be liable for abetting the sale and distribution of such illegal products in breach of Singapore law if we knew of or had reason to suspect the listing and sale of illegal products on our e-commerce platform but failed to take action to remove such listings.

Regulations on E-payment

The Monetary Authority of Singapore, or MAS, regulates payment service providers and payment systems in Singapore under the Payment Services Act 2019 of Singapore which came into effect on January 28, 2020. Under the Payment Services Act 2019, a license from the MAS is required for providing any type of payment service in Singapore unless such service is exempted under the law. The payment services regulated under the Payment Services Act 2019 are “account issuance service,” “domestic money transfer service,” “cross-border money transfer service,” “merchant acquisition service,” “e-money issuance service,” “digital payment token service” and “money-changing service.” In particular, “e-money issuance service” means the service of issuing e-money to any person for the purpose of allowing a person to make payment transactions and “account issuance service” includes the service of issuing a payment account to any person in Singapore. Pursuant to the Payment Services (Exemption for Specified Period) Regulations 2019, certain entities who satisfied the relevant criteria and submitted a notification to the MAS within the specified timeframe were exempt from holding a license under the Payment Services Act 2019 for the specific payment service(s) for a specified period. For entities that submitted a notification to the MAS within the specified timeframe, the exemption ceased on July 28, 2020 (for digital payment token services) or January 28, 2021 (for all other newly regulated payment services), unless the entity submitted a license application under the Payment Services Act 2019 to carry on business of providing the relevant payment service(s) before that date, in which case the exemption with respect to those payment service(s) will cease on the date that the application is approved by the MAS, rejected by the MAS, or withdrawn by the entity. Our subsidiary engaging in providing various payment services obtained its major payment institution license in April 2022.

A licensee under the Payment Services Act 2019 is required to comply with the requirements under the Act and its subsidiary legislations, as well as all applicable notices and guidelines issued by the MAS (including but not limited to Notice PSN01 Prevention of Money Laundering and Countering the Financing of Terrorism – Holders of Payment Services Licence (Specified Payment Services) and/or Notice PSN02 Prevention of Money Laundering and Countering the Financing of Terrorism – Holders of Payment Service Licence (Digital Payment Token Service)). One such requirement imposed upon a licensee under the Payment Services Act 2019 is to provide the MAS with all such information relating to its business of providing any payment service as the MAS may specify by notice in writing. Further, pursuant to Notice PSN01 Prevention of Money Laundering and Countering the Financing of Terrorism – Holders of Payment Services Licence (Specified Payment Services), unless otherwise exempted, the holder of a license under the Payment Services Act 2019 to provide a specified payment service (i.e. “account issuance service,” “domestic money transfer service,” “cross-border money transfer service” or “money-changing service”) must, amongst various things, perform due diligence measures to establish and verify the identity of each customer; maintain data, documents and information relating to transactions; submit reports on suspicious transactions to the Suspicious Transactions Reporting Office; and implement internal policies, procedures and controls to help prevent money laundering and terrorism financing. A licensee under the Payment Services Act 2019 will also need to comply with the directions and/or regulations issued by the MAS under Section 27A of the Monetary Authority of Singapore Act 1970 in relation to dealing with assets of and/or imposing sanctions on designated persons.

In addition to the above, the Payment Services (Amendment) Bill was passed in parliament in 2021 but has not come into operation. It will come into operation on a date that the Minister appoints by notification in the Gazette. The Payment Services (Amendment) Bill makes amendments to the Payment Services Act 2019. The amendments include but are not limited to widening the definition of “cross border money transfer service” to include transmission of money between two countries, arranged by a payment service provider in Singapore and widening the definition of “domestic money transfer service” such that the definition applies except where both the payer and payee of a transaction executed under the service are financial institutions.

Regulations on Digital Banking

Our wholly-owned subsidiary in Singapore, or Singapore DFB, has been selected for the award of a digital full bank, or DFB, license in Singapore. The Singapore DFB is required to meet all relevant prudential requirements and licensing pre-conditions imposed on it by the MAS for the grant of the DFB license. These requirements and pre-conditions also subject the Singapore DFB to additional conduct of business, operational, financial and legal requirements. After the Singapore DFB obtains its DFB license and is fully functioning, the Singapore DFB will be allowed to conduct banking business in Singapore, which may include the taking of deposits from, the making of advances to and providing banking services to retail and non-retail customer segments.

The MAS will regulate DFBs under the Banking Act 1970 of Singapore and its subsidiary legislation as well as all applicable notices and other instruments issued by the MAS, subject to certain modifications (as set out in the publication “Eligibility Criteria and Requirements for Digital Banks” issued by the MAS). Generally, a fully functioning DFB will be able to conduct all banking business as existing qualifying full banks and will be subject to the full range of laws, regulations and prudential rules that apply to such banks. This includes complying with the notices and regulations surrounding ongoing risk-based capital and liquidity requirements, unsecured lending, anti-money laundering and countering the financing of terrorism, economic sanctions, corporate governance, risk management, technology risk and the conduct of non-financial businesses. However, it should be noted that DFBs are (i) only allowed to operate one physical “place of business” (being a place where a bank conducts banking business or other regulated businesses), (ii) not allowed to access the automatic teller machine or cash deposit machine network, but will be able to offer cashback services through EFTPOS terminals at retail merchants, and (iii) will be required to comply with same risk based capital requirements applicable to domestic systemically important banks.

A DFB will commence operations as a restricted DFB before becoming a fully functioning DFB. Whilst a DFB will eventually be expected to comply with the minimum paid-up capital requirement set by the MAS of S$1.5 billion (US$1.1 billion) which is applicable to all existing qualifying full banks, prior to it becoming a fully functioning DFB, the minimum paid up capital requirement applicable to a restricted DFB will initially be reduced to S$15,000,000 (US$11.1 million). This minimum paid up capital requirement will progressively increase as the restricted DFB grows. A restricted DFB will also be subject to various restrictions on its business, including but not limited to (i) deposit caps of S$75,000 (US$55,473) per individual depositor and S$50,000,000 (US$37.0 million) in aggregate deposits, (ii) restrictions on who the DFB may take deposits from, (iii) restrictions on unsecured lending, (iv) restrictions on the safeguarding of “relevant money” as defined under the Payment Services Act 2019, and (v) restrictions on the types of investment products the DFB may offer, as well as (vi) restrictions on proprietary trading. These restrictions will progressively be lifted as the DFB grows. The pace of growth of a restricted DFB will depend on its ability to meet its commitments as well as MAS’ supervisory considerations. Once a restricted DFB has met all relevant milestones and has been assessed by the MAS to pose no significant supervisory concerns, the MAS will lift all restrictions and the restricted DFB will become a fully functioning DFB. The MAS generally expects a DFB to be fully functioning and to meet the minimum paid-up capital requirement of S$1.5 billion (US$1.1 billion) within three to five years from commencement of business.

Regulations on Data Protection and Information Security

Personal Data Protection

The Personal Data Protection Act 2012 of Singapore governs the collection, use and disclosure of the personal data of individuals by organizations, and is administered and enforced by the regulator, the Personal Data Protection Commission. It sets out data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data. A failure to comply with any of the above can subject an organization to a fine per breach of up to S$1 million (US$739,645) or 10% of the organization’s annual turnover in Singapore, whichever is higher.

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

In the event of a data breach involving any personal data in an organization’s possession or control, the Personal Data Protection Act 2012 requires the organization to reasonably and expeditiously assess the data breach, and notify the Personal Data Protection Commission of the data breach if it is assessed to be one that: (a) is likely to result in significant harm or impact to the individuals to whom the information relates, or (b) involves personal data of 500 or more individuals. In addition to notifying the Personal Data Protection Commission, organizations are also required to notify the affected individuals if the data breach is one that is likely to result in significant harm or impact to the affected individuals.

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

Copyright

Pursuant to the Copyright Act 2021 of Singapore, authors of protected works enjoy various exclusive rights, including the rights of reproduction and communication to the public. Generally, an author will automatically enjoy copyright protection as soon as he creates and expresses an original work in a tangible form. Authors and performers also have a distinct right to be identified whenever their works or performances are used in public unless exceptions apply. For commissioned works, the copyright will be owned by the author by default, unless otherwise agreed by contract. On the other hand, employers by default own the copyright in all content created by their employees in the course of the employees’ employment, unless otherwise agreed by contract.

There is no need to file for registration to obtain copyright protection. Copyright works sent over the internet or stored on web servers are treated in the same manner as copyright material in other media. Online games and computer programs would qualify for such copyright protection, for example, as literary works, artistic works and/or cinematograph films.

Trademarks

Singapore operates a first-to-file system in respect of registered trademarks under the Trade Marks Act 1988 of Singapore, and the registered proprietor is granted a statutory monopoly of the trademark in Singapore in relation to the product or service for which it is registered. In the event of any trademark infringement, the registered proprietor will be able to rely on the registered trademark as proof of his right to the mark, and the infringement of a trademark may give rise to civil and criminal liabilities. Statutory protection of a registered trademark can last indefinitely, as long as the registration is renewed every 10 years.

Patents

The Patents Act 1994 of Singapore confers protection on patentable inventions on a first-to-file basis in Singapore, provided that the invention satisfies the requirements of novelty, having an inventive step and industrial applicability. Patents are valid for 20 years from the date of filing, subject to the payment of annual renewal fees. During the life of the patent, the owner will have the exclusive right to exploit the invention that is the subject of the patent.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore, or CDSA, provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits.

The Terrorism (Suppression of Financing) Act 2002 of Singapore, or TSOFA, is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA also requires suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office and the TSOFA requires information about any property belonging to any terrorist or terrorist entity to be reported to the Commissioner of Police. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability.

Regulations on Labor

The Employment Act 1968 of Singapore generally extends to all employees regardless of their designation, salary level or type of work performed, with the exception of certain groups of employees. It provides employees falling within its ambit certain protections such as minimum notice periods, maximum working hours, maximum amount of deductions from wages, minimum holidays and rest days, maternity/paternity leave, paid childcare leave, sick leave, etc. The Singapore Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act. In addition, the employment of foreign manpower in Singapore is also governed by the Employment of Foreign Manpower Act 1990 of Singapore. Aside from minimum benefits in respect of the aforesaid terms of employment in the Employment Act and CDCSA, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Singapore Central Provident Fund Act 1953, or the Singapore Central Provident Fund Act. The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, 55 years old or below and that earn more than S$750 (approximately US$555) a month, the employer’s contribution rate is 17% of the employee’s wages.

Malaysia

Regulations on Foreign Investment

There are no overarching foreign investment laws in Malaysia, but there may be restrictions on the direct and/or indirect foreign shareholding in a company depending on the types of licenses or permits that the company may hold to carry out its business activities in Malaysia.

Regulations on Dividend Distributions

The governing legislation for the distribution of dividends in Malaysia is the Companies Act 2016. Under Section 131 of the Companies Act 2016, a Malaysian company may only distribute dividends out of profits available if the company is solvent. Under the Companies Act 2016, the company is regarded as solvent if it is able to pay its debts as and when they become due within 12 months immediately after the distribution is made. Further, the distribution of dividend must be in compliance with the relevant provisions of the Companies Act 2016 (e.g. where any distribution of dividend must be authorized by the directors of the company before such distribution is made) and the company’s constitution.

Regulations on Foreign Exchange

Ringgit is the lawful currency of Malaysia. Payments between persons in Malaysia should be in ringgit, unless foreign currency is permitted under the foreign exchange policy, or the FEP. The Central Bank of Malaysia, or BNM, has a policy against the internationalization of ringgit, therefore ringgit exchange rates must be determined onshore in Malaysia, and there are restrictions on the outflow of ringgit under the FEP.

Malaysia has FEP restrictions based on provisions in the Financial Services Act 2013, or FSA. Pursuant thereto, a wide range of transactions (these include payments and receipts, exchange of currency) set out in Schedule 14 to the FSA are subject to the prior written approval of BNM. BNM issues FEP Notices setting out its general approval on the terms therein. Where a transaction comprises different aspects which require BNM approval under Schedule 14 to the FSA, BNM approval has to be obtained (either a general approval granted in the FEP Notices or approval applied for on an ad hoc basis) for each such aspect requiring approval, and BNM has discretion whether to grant or not to grant the ad hoc approval subject to conditions.

The FEP restrictions principally apply to transactions between “residents” and “non-residents” as defined in the FSA. Foreign investors are generally permitted to invest in ringgit denominated assets and repatriate dividends, profits and other income in foreign currency with certain limited exceptions. Under the FEP, the conversion of ringgit into foreign currency may be freely effected onshore with licensed banks or money-changers with certain limited exceptions.

Regulations Relating to Game Business

Content moderation

Multimedia and communications activities are under the purview of the Malaysian Communications and Multimedia Commission, a statutory body established under the Malaysian Communications and Multimedia Commission Act 1998.

Section 211 of the Communications and Multimedia Act 1998, or CMA provides that no content applications service provider, or other person using a content applications service, shall provide content which is indecent, obscene, false, menacing, or offensive in character with intent to annoy, abuse, threaten or harass any person. To the extent an online game falls within the definition of “content” and that the provision thereof through the Internet can be considered as “Internet content applications service,” such provision will apply. Pursuant to the CMA, the Malaysian Communications and Multimedia Content Code (2nd edition, 2020), or Content Code, was passed to set out the guidelines and procedures for good practice and standards of content disseminated to audiences. This Content Code is enforced by the Malaysian Communications and Multimedia Content Forum and it sets out the guidelines and procedures for good practice and standards of content disseminated to audiences over the electronic network medium by service providers in the communications and multimedia industry. Compliance with the Content Code is voluntary but can be relied upon as a defense against any prosecution, action or proceeding of any nature whether in court or otherwise. Under the Content Code, the material disseminated must not include anything which offends good taste or decency, is offensive to public feeling, is likely to encourage crime or lead to disorder, or is abusive or threatening in nature.

Regulations on E-commerce

The relevant laws governing Malaysia’s e-commerce include, Electronic Commerce Act 2006, or ECA, Digital Signature Act 1997, or DSA, Consumer Protection Act 1999, or CPA, Consumer Protection (Electronic Trade Transactions) Regulations 2012, or CPR 2012, Sale of Goods Act 1957, Contracts Act 1950, and Personal Data Protection Act 2010, or PDPA.

Limitations and Liabilities of Platform Operators and E-commerce Merchants

There is no specific Malaysian legislative framework setting out the limitations and liabilities of online platform operators and e-commerce merchants. Consumer rights are protected under the CPA, which requires sellers offering goods and services by electronic means to comply with certain standards. The CPA implies warranties as to reasonable care and skill, fitness for a particular purpose, reasonable time of completion and reasonable price, and prohibits misleading and deceptive conduct, the making of false or misleading representations and the imposition of unfair contract terms. Sellers are prohibited from applying false trade description under the Trade Descriptions Act 2011. Specific products such as sale of price-controlled products, drugs, medical devices, food and cosmetic products are subject to additional regulatory requirements.

E-commerce merchants are required to provide appropriate means to enable the buyer to rectify any errors prior to the confirmation of the order and shall acknowledge receipt of the order to the buyer without undue delay under CPR 2012. E-commerce merchants are also required to disclose the following information on the website or online marketplace: (i) the name, (ii) registration number of businesses or company, (iii) email address and phone number, (iv) a description of the main characteristics of the goods supplied, (v) full price of the goods, (vi) method of payment, (vii) terms and conditions and (viii) the estimated time of delivery of the goods to the buyer. Online marketplace operators, on the other hand, are required to take reasonable steps to keep and maintain a record of the names, telephone numbers and the address of the person who supplies goods or services in the online marketplace, for a period of two years.

With respect to user generated content, or UGC, the concept of innocent carrier embedded in the Content Code provides that any services providers providing access to any content but have neither control over the composition of such content nor any knowledge of such content is deemed an innocent carrier for the purpose of the Content Code. An innocent carrier is generally not responsible for the content provided. UGC platforms must have a clear notice and take-down policy implemented to ensure that potentially infringing UGC can be reported by platform users and that rights holders can request the withdrawal of specific content with ease. Further, UGC platform operators should have a filtering system to remove offensive or defamatory content because there is a presumption that the platform or portal provider must assume responsibility for taking the risk of facilitating a platform.

Regulations on Personal Data Protection and Information Security

The PDPA regulates the processing of personal data in commercial transactions. The PDPA applies insofar as personal data of customer is processed (for example, name, identification card number, address, phone number, email address). The definition of “personal data” under the PDPA includes any information in respect of commercial transactions, which relates directly or indirectly to a data subject, who is identified or identifiable from that information or from that and other information in the possession of a data user, including any sensitive personal data and expression of opinion about the data subject. The PDPA sets out seven personal data protection principles to be complied with: General Principle, Notice and Choice Principle, Disclosure Principle, Security Principle, Retention Principle, Data Integrity Principle, and Access Principle. Additionally, the Personal Data Protection Regulations 2013 and the Personal Data Protection Standard 2015 set out in detail the requirements to be complied with in respect of the seven principles.

Regulations on Electronic Money

Electronic money (e-money) is a designated payment instrument under the FSA. It is defined as a payment instrument, whether tangible or intangible that stores funds electronically in exchange of funds paid to the issuer, and can be used as a means of making payment to any person other than the issuer.

The approval of BNM under the FSA is required before a person may carry on an issuance of e-money business. An issuer of e-money must comply with obligations in the FSA and subsidiary legislation issued thereunder on approved persons which include, without limitation, maintaining minimum capital funds at all times, complying with applicable standards issued by BNM and submission of information to BNM.

The Guidelines on E-money prescribes broad principles (relating to, among others, having adequate governance and operational requirements, proper risk management, transparency of terms, timely refund of stored value, and prevention of the use of e-money for financial crimes) and minimum standards to be observed by an issuer. A large e-money scheme operator must place users’ funds in a trust account with a licensed institution and apply them in the manner prescribed. As a financial services provider, an issuer of e-money may not engage in prohibited business conduct set out in Schedule 7 of the FSA, as supplemented by policy documents of BNM and must maintain secrecy of customer information unless an exemption applies.

BNM may revoke its approval of an approved person on the grounds set out in section 20 of the FSA, which include, without limitation, it has provided BNM with false, misleading or incomplete information in its application for approval, it ceases to carry on its approved business, it has breached the FSA, the Central Bank of Malaysia Act 2009 or any standard or directive under those Acts applicable to it, BNM is of the opinion that it has ceased to be viable, it is in the interests of consumers of financial services to do so or it is wound-up or dissolved.

Regulations on Merchant Acquiring Services

BNM regulates an operator of a payment system that enters into a contract with a merchant for the purpose of accepting payment instruments for payment of goods and services as conducting merchant acquiring services under the FSA. Each such operator must be registered with BNM and is a registered operator of a payment system. A registered person must comply with standards for registered persons and on its payment system specified by BNM at all times. As a financial services provider, a merchant acquirer may not engage in prohibited business conduct set out in Schedule 7 of the FSA, as supplemented by policy documents of BNM.

Regulations on Lending

Moneylending is regulated under the Moneylenders Act 1951 in Malaysia (unless any of the limited exceptions apply) principally by the requirement that any person who carries on or advertise itself or hold itself in any way as carrying on the business of moneylending (defined as the lending of money at interest, with or without security to a borrower) must be licensed and the moneylending agreement must be in the prescribed form. The Malaysian Ministry of Housing and Local Government is the regulator administering the provisions of the Moneylenders Act 1951 and have also issued guidelines in connection with the Moneylenders Act 1951 including its Guidelines on Online Moneylending applicable to licensed moneylenders.

Compounding of interest is prohibited and the moneylending agreement must be attested by any of the specified persons who must explain the terms thereof to the borrower. Any moneylending agreement entered into by an unlicensed moneylender is unenforceable. A licensed moneylender must apply for an advertisement permit to advertise its moneylending business, and also observe the operational requirements set out in the Moneylenders Act.

Regulations on Intellectual Property Rights

The intellectual property laws of Malaysia comprise the following main legislation: the Patents Act 1983, Copyright Act 1987, Industrial Designs Act 1996, Layout-Designs of Integrated Circuits Act 2000, Trademarks Act 2019, and Geographical Indications Act 2022. The administration and practice of these laws come under the purview of the Intellectual Property Corporation of Malaysia (“MyIPO”). There are other areas of intellectual property law that may be governed by common law rights including the tort of passing off and the law of confidence. Malaysia is a signatory to the main international conventions regulating intellectual property matters, the Agreement on Trade Related Aspects of Intellectual Property Rights, and has acceded to the Madrid Protocol.

Trademark

Trademarks in Malaysia are governed by the Trademarks Act 2019, or TMA, and the Trademarks Regulations 2019. Once a trademark is registered, the registered proprietor of trademark has the exclusive rights to use the trademark and authorize other persons to use the trademark, in relation to the goods or services for which the trademark is registered. Upon registration, the registered trademark is valid for 10 years from the date of filing of the application and is renewable for further periods of 10 years each thereafter. Subject to limited exceptions, no person or enterprise other than the registered proprietor or persons authorized by the registered proprietor may use the trademark, otherwise infringement actions may be taken against such person or enterprise.

Copyrights

The main governing legislation for copyright law in Malaysia is the Copyright Act 1987. Pursuant to the Copyright Act 1987, authors of protected works enjoy various exclusive rights, including the rights of reproduction in any material form of the works, communication to the public, performance, showing or playing to the public of the works, and distribution of copies to the public by sale or other transfer of ownership. Literary works, musical works and artistic works will be eligible for copyright if sufficient effort has been made to make the works original in character; and the works have been written down, recorded or otherwise reduced to a material form. There is no system for registration of copyright in Malaysia. Copyright is conferred on a work once all the statutory requirements for eligibility and qualification are met. The ownership of copyright in Malaysia can however be recorded formally with the Director General of MyIPO through the Copyright Voluntary Notification System or evidenced by way of a statutory declaration under section 42 of the Copyright Act 1987. Online games and computer programs would qualify for such copyright protection.

Patents

In Malaysia, the Patents Act 1983, or PA, and the Patents Regulations 1986 govern the protection of an invention that is new, involves an inventive step and is industrially applicable. An invention may relate to a product or process, but specifically does not include, amongst others, discoveries, rules or methods for doing business, playing games, etc. Subject to yearly renewal, the period of patent protection (for patent applications filed on or after 1 August 2001) is a maximum of 20 years from the date of filing. The PA grants the owner of a patent the exclusive rights to exploit the patented invention, assign or transmit the patent, conclude licensee contracts, and to deal with the patent as the subject of a security interest. Any person seeking to deal with a patent where the rights are exclusive to the owner will need to get prior consent from the latter. A patent is infringed when, without authorization of the owner, a person performs any of the acts under the exclusive control of the patent owner, including the manufacture, importation, offer for sale, sale, or use of the patented product or process.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

Prevention and Eradication of Money Laundering

Malaysia is a member of the Financial Action Task Force, or FATF. The Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001, or AMLA is the statute that imposes obligations on prevention of money-laundering and terrorism financing based on the FATF’s 40 recommendations. BNM is the competent authority under the AMLA.

Entities conducting any activity listed in the First Schedule to the AMLA, including amongst others issuer of e-money, are designated as reporting institutions which have specific obligations set out in Part IV of the AMLA to, among others, conduct customer due diligence, maintain records thereof, appoint a compliance officer, conduct audit on its compliance with the AMLA and guidelines issued by BNM and submit suspicious transaction reports to BNM. The requirements for cash threshold reports on certain reporting institutions are applicable to customers and person conducting the transaction in single or multiple cash transactions within the same account in a day for the amount equivalent to RM25,000 (US$5,988) and above. Such reports must be filed within the time prescribed by BNM and are in addition to the obligation to file a suspicious transaction report where applicable.

Prevention and Eradication of Terrorism Financing and Proliferation Financing

The prevention of terrorism financing in the AMLA is through the obligations in Part VIA thereof to maintain and update a sanctions database based on United Nations Security Council Resolutions (UNSCR) list and domestic list by the Minister of Home Affairs, and to screen the names of customers and any beneficial owners, beneficiaries (new, existing and potential) and related parties against the sanctions lists. A person on a sanctions list is referred to as a specified entity. Periodic reporting of positive name matches must be made to BNM.

Regulations on Labor

The Employment Act 1955, or EA, of Malaysia extends to a limited category of employees as stipulated under the First Schedule of the Act. These categories can be broadly categorized as those earning a monthly salary of RM2,000 (US$479) and below, those whom regardless of their designation or salary are engaged in the performance of manual labor or those whom regardless of salary or designation are engaged in the supervision of those performing manual labor in and throughout their course of employment, employees engaged in the operation or maintenance of any mechanically propelled vehicle operated in Malaysia and employees engaged in any capacity in any vessel registered in Malaysia. The EA provides for the minimum terms and conditions of employment and the National Wages Council Act 2011 and Minimum Wage Orders provide for the minimum salary to be paid to employees. The EA also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act. Aside from minimum benefits under the EA, both employees and employers in Malaysia are required to contribute towards: the Employees Provident Fund, the Employment Insurance System as well as the Employees Social Security Fund. The contributions are premised on the statutorily prescribed rates under the Employees Provident Fund Act 1969, Employment Insurance System Act 2017 and Employees Social Security Fund Act 1969.

C.          Organizational Structure

Sea Limited is a holding company that does not have substantive operations. We conduct our business operations through our subsidiaries, branch offices, and consolidated affiliated entities. Our significant subsidiaries, as that term is defined in Rule 1-02(w) of Regulation S-X, include the following entities (in chronological order based on their dates of incorporation):

•	Garena Online Private Limited, our wholly-owned subsidiary established in Singapore operating our digital entertainment business;

•	Shopee Limited, our wholly-owned subsidiary established in the Cayman Islands holding certain of our e-commerce subsidiaries;

•	Shopee Singapore Private Limited, our wholly-owned subsidiary established in Singapore operating our e-commerce business in Singapore; and

•	PT Shopee International Indonesia, our wholly-owned subsidiary established in Indonesia operating our e-commerce business in Indonesia.

Contractual Arrangements among Our VIEs, Their Shareholders and Us

The laws and regulations in some of our markets place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. To comply with the relevant laws and regulations, we and certain of our wholly-owned subsidiaries in the Cayman Islands and Singapore have entered into a series of contractual arrangements with certain VIEs and their shareholders who are local citizens. For the year ended December 31, 2021, revenue from all our VIEs (which excludes entities for which we have majority direct equity ownership) accounted for 6.9% of our total revenue. None of our VIEs is individually a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.

The contractual arrangements allow us to:

•	exercise effective control over our VIEs, including the ability to direct the VIE shareholders to vote at our direction and have the ability to replace each of them as a VIE shareholder;

•	receive substantially all of the economic benefits and absorb losses of our VIEs; and

•	have an exclusive call option to purchase all or part of the equity interests in and/or assets of our VIEs when and to the extent permitted by the relevant laws.

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

D.          Property, Plants and Equipment

Our headquarters and our principal technical development facilities are located in Singapore, where we have leased approximately 54,400 square meters of office space, as of December 31, 2021. We also have local offices in other parts of Asia, Latin America, Europe and North America. In Indonesia, we have rights to build (Hak Guna Bangunan) on land of approximately 124,000 square meters, among which we are in the process of building a warehouse expected to have a construction floor area of approximately 77,000 square meters. We also have transportation assets used for Shopee logistics services as well as general administrative and operational purposes.

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

A.          Operating Results

Overview

Sea operates three key businesses—Garena, Shopee, and SeaMoney. Each of our businesses provides a distinct and compelling value proposition to our users, and we believe each exhibits strong virtuous cycle dynamics. We believe these distinct characteristics support our leadership position and provide a strong foundation for continued growth while creating barriers to entry for our competitors. We develop, curate and localize the content and services on our platforms to serve a highly diverse population across multiple markets and regulatory regimes.

We have achieved significant scale and growth since our founding. Our total revenue increased from US$2.2 billion in 2019 to US$10.0 billion in 2021, a CAGR of 113.9%. We had gross profit of US$604.9 million, US$1.3 billion and US$3.9 billion in 2019, 2020 and 2021, respectively. We incurred net losses of US$1.5 billion, US$1.6 billion and US$2.0 billion in 2019, 2020 and 2021, respectively, primarily due to our investments in expanding our businesses, in particular our e-commerce and digital financial services businesses.

Major Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by general factors driving the digital entertainment, e-commerce, digital financial services and other industries in our markets, including demographic and macro-economic growth, technology adoption trends, and the digital transformation of industries.

Our results of operations are also directly affected by certain factors specific to us, including the following:

Size of Our User Base

Our revenue is largely driven by the number of users and the level of user engagement across our three businesses. In our digital entertainment business, due to our freemium business model, the higher the number of active users in our games, the larger the number of users likely to make in-game purchases. Likewise, in our e-commerce business, the larger the number of sellers and buyers on the platform, the larger the number and value of transactions which over time will drive advertising and transaction-based fee revenue for us. In our mobile wallet business, the larger the number of mobile wallet active users and the larger the number of merchants accepting SeaMoney’s payment options, the greater the potential transaction volumes that drive our commission revenue.

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

•
In our e-commerce business, we closely monitor the number of transactions per active buyer. We optimize the assortment of our product categories on our marketplace and build convenient tools to attract sellers. We monetize our e-commerce business mainly by offering sellers paid advertising services, charging transaction-based fees, and charging for certain value-added services, including logistics. As our e-commerce marketplace grows, we may consider other monetization methods in order to capture additional revenue streams. We also purchase products from manufacturers and third parties and sell them directly to buyers on our Shopee platform.

•
In our digital financial services business, we mainly monetize by charging commissions to third-party merchants with respect to our mobile wallet services, by charging fees to third-party financial institutions which offer financial products or lend to consumers on our platform, and by earning interest from borrowers with respect to our consumer and merchant credit business. We continually expand the number of use cases that accept our mobile wallet services to create greater convenience for our users. We believe that increasing the variety of use cases, together with our efforts to increase our mobile wallet user numbers and engagement, will lead to increases in the number of transactions through our mobile wallet business, and in turn the gross transaction value and commission income.

COVID-19 has affected and may continue to affect our businesses and our users’ behaviors. With many economies reopening further in the fourth quarter of 2021 and into 2022, we have observed some moderation in online activities and fluctuations in user engagement. The long-term effects of COVID-19 on our users and ecosystem participants remain uncertain. Relaxation of pandemic-related restrictions may decrease the inclination of users to remain at home, make physical stores or activities more attractive, and alter the usage and spending habits of our users. Accordingly, the trends we saw with respect to our revenues and other financial results and operating metrics during COVID-19 impacted periods may not be indicative of results for future periods. In future periods, we may not be able to sustain revenue growth consistent with recent history, or at all. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—The COVID-19 pandemic, including any lockdown and reopening of relevant markets, has affected our business activities and results. Any future occurrence of natural disasters, epidemics, pandemics or other outbreaks, or other catastrophic events could also adversely affect our business” for more details. As the COVID-19 situation remains fluid and continues to evolve, our business, financial condition and results of operations may continue to be affected in the short- or long-term future.

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

Optimization of Our Cost and Expense Structure

Our cost and expense structure has several broad components: payment channel costs, royalties, amortized license fees and hosting costs for our digital entertainment business; sales and marketing expenses, consisting primarily of customer acquisition and retention expenses for all our business segments; costs of logistics, including expenses for warehousing, for our e-commerce business; funding costs as well as credit and default costs, for our consumer and merchant credit business; employee compensation and welfare costs and expenses, which are spread among different functions; research and development expenses; and other costs and expenses across our businesses that are mainly fixed in nature. By offering our own mobile wallet and payment processing services, we strive to effectively reduce our payment channel costs and capture value that may otherwise go to third-party payment service providers. Our scale in our digital entertainment business has enabled us to optimize our variable costs, as has our operating scale for e-commerce and digital financial services.

We have made a strategic decision to invest in the growth of our Shopee marketplace by incurring sales and marketing expenses in advance of our monetization efforts. In addition, we are also investing in user acquisition in our SeaMoney business. We believe that taking a thoughtful approach to monetization by building our user base and increasing engagement first will allow us to maximize our monetization in the future.

Foreign Exchange Rates

Our reporting currency is the U.S. dollar and changes in currency exchange rates may materially affect our reported results and consolidated trends. We earn revenue denominated in local currencies of Southeast Asia and Taiwan and Brazil, among other currencies, while some of our costs and expenses are paid in other foreign currencies. We do not rely on any single currency as we earn revenue in different local currencies across our markets and keep a significant cash position in U.S. dollars.

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

	For the Year Ended December 31,
	2019		2020		2021
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Service revenue
Digital Entertainment	1,136,017	52.2	2,015,972	46.1	4,320,013	43.4
E-commerce and other services	822,659	37.8	1,777,330	40.6	4,564,617	45.8
Sales of goods	216,702	10.0	582,362	13.3	1,070,560	10.8
Total revenue	2,175,378	100.0	4,375,664	100.0	9,955,190	100.0

The table below sets forth the revenue from external customers based on the geographical locations where the services were provided or goods were sold, both in absolute amount and as a percentage of total revenue for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Southeast Asia	1,378,141	63.4	2,791,894	63.8	6,316,782	63.5
Rest of Asia	489,291	22.5	655,007	15.0	1,394,342	14.0
Latin America	282,618	13.0	790,308	18.1	1,850,861	18.6
Rest of the world	25,328	1.1	138,455	3.1	393,205	3.9
Total revenue	2,175,378	100.0	4,375,664	100.0	9,955,190	100.0

Digital Entertainment

We generate revenue from our digital entertainment business primarily by selling in-game items to our game players. We recognize revenue ratably over the estimated service period. Our revenue generated from digital entertainment accounted for 52.2%, 46.1% and 43.4% of our total revenue in 2019, 2020 and 2021, respectively.

The primary driver for revenue in our digital entertainment business is the size of our active user base and the level of user engagement. Due to the freemium business model of our immersive games, the higher the number of active users on our games, the greater the likelihood of such users to make in-game purchases. Therefore, we believe Game QAU is a key metric to help us understand both the active user base and user engagement on our games. For example, our Game QAUs increased from 354.7 million to 610.6 million and 654.0 million from the fourth quarter of 2019 to the fourth quarters of 2020 and 2021, respectively, which led to an increase in the number of paying users, which in turn contributed to our revenue growth during those periods. User base growth and engagement in 2021 were primarily driven by the launch of new games, the expansion of existing games into new markets, and the improvement and launch of new content in our existing games. See “Item 4. Information on the Company—B. Business Overview—Our Businesses—Garena Digital Entertainment Business—Game Players.”

E-commerce and Other Services

E-commerce and other services revenue consist of revenue generated from our e-commerce marketplace services, digital financial services, and other services on our platforms. Revenue from products owned and sold by us on our Shopee platform was recorded under sales of goods revenue as discussed below. Our e-commerce and other services revenue constituted 37.8%, 40.6% and 45.8% of our total revenue during 2019, 2020 and 2021, respectively.

We monetize Shopee’s marketplace model mainly by offering sellers paid advertisement services, charging transaction-based fees, and charging for certain value-added services, including logistics. We may also roll out other means of generating revenue to broaden our monetization avenues in the future.

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

	For the Year Ended December 31,
	2019		2020		2021
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Other operating income	(15,890)	(0.7)	(189,645)	(4.3)	(287,946)	(2.9)
Sales and marketing expenses	969,543	44.6	1,830,875	41.8	3,829,743	38.5
General and administrative expenses	385,865	17.7	657,215	15.0	1,105,295	11.1
Research and development expenses	156,634	7.2	353,785	8.1	831,703	8.4
Total operating expenses	1,496,152	68.8	2,652,230	60.6	5,478,795	55.1

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

	For the Year Ended December 31,
	2019		2020		2021
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Selected Consolidated Statements of Operations Data:
Revenue:
Service revenue
Digital Entertainment	1,136,017	52.2	2,015,972	46.1	4,320,013	43.4
E-commerce and other services	822,659	37.8	1,777,330	40.6	4,564,617	45.8
Sales of goods	216,702	10.0	582,362	13.3	1,070,560	10.8
Total revenue	2,175,378	100.0	4,375,664	100.0	9,955,190	100.0
Cost of revenue:
Cost of service
Digital Entertainment	(435,905)	(20.0)	(702,329)	(16.1)	(1,230,082)	(12.4)
E-commerce and other services	(907,518)	(41.7)	(1,743,773)	(39.9)	(3,825,826)	(38.4)
Cost of goods sold	(227,035)	(10.4)	(580,657)	(13.3)	(1,003,547)	(10.1)
Total cost of revenue	(1,570,458)	(72.2)	(3,026,759)	(69.2)	(6,059,455)	(60.9)
Gross profit	604,920	27.8	1,348,905	30.8	3,895,735	39.1
Operating income (expenses):
Other operating income	15,890	0.7	189,645	4.3	287,946	2.9
Sales and marketing expenses	(969,543)	(44.6)	(1,830,875)	(41.8)	(3,829,743)	(38.5)
General and administrative expenses	(385,865)	(17.7)	(657,215)	(15.0)	(1,105,295)	(11.1)
Research and development expenses	(156,634)	(7.2)	(353,785)	(8.1)	(831,703)	(8.4)
Total operating expenses	(1,496,152)	(68.8)	(2,652,230)	(60.6)	(5,478,795)	(55.1)
Operating loss	(891,232)	(41.0)	(1,303,325)	(29.8)	(1,583,060)	(15.9)
Interest income	33,935	1.6	24,804	0.6	36,082	0.4
Interest expense	(48,208)	(2.2)	(148,243)	(3.4)	(138,945)	(1.4)
Net investment gain (loss)	11,794	0.5	(17,820)	(0.4)	(43,502)	(0.4)
Changes in fair value of convertible notes	(472,877)	(21.7)	(87)	(0.0)	–	–
Foreign exchange (loss) gain	(2,031)	(0.1)	(38,567)	(0.9)	14,241	0.1
Loss before income tax and share of results of equity investees	(1,368,619)	(62.9)	(1,483,238)	(33.9)	(1,715,184)	(17.2)
Income tax expense	(85,864)	(3.9)	(141,640)	(3.2)	(332,865)	(3.3)
Share of results of equity investees	(3,239)	(0.1)	721	0.0	5,019	0.1
Net loss	(1,457,722)	(67.0)	(1,624,157)	(37.1)	(2,043,030)	(20.5)
Non-GAAP Financial Measure:
Net loss excluding share-based compensation(1)	(1,340,653)	(61.6)	(1,333,911)	(30.5)	(1,572,706)	(15.8)

(1)
To see how we define and calculate “net loss excluding share-based compensation,” a reconciliation between such item and net loss (the most directly comparable U.S. GAAP financial measure) and a discussion of the limitations of non-GAAP financial measures, see “—Non-GAAP Financial Measures” below.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenue

Our total revenue increased by 127.5% from US$4.4 billion in 2020 to US$10.0 billion in 2021. The increase was mainly driven by the growth in each of the segments detailed as follows:

•
Digital Entertainment: Our digital entertainment revenue increased by 114.3% from US$2.0 billion in 2020 to US$4.3 billion in 2021. This increase was primarily due to the increase in our active user base as well as the deepened paying user penetration.

•
E-commerce and other services: Our e-commerce and other services revenue increased by 156.8% from US$1.8 billion in 2020 to US$4.6 billion in 2021. This increase was primarily driven by the growing adoption of products and services across our e-commerce and digital financial services businesses.

•	Sales of goods: Revenue increased by 83.8% from US$582.4 million in 2020 to US$1.1 billion in 2021, primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 100.2% from US$3.0 billion in 2020 to US$6.1 billion in 2021. This increase was in line with the overall growth of our businesses:

•
Digital Entertainment: Cost of revenue increased by 75.1% from US$702.3 million in 2020 to US$1.2 billion in 2021. The increase was largely in line with the increase in our digital entertainment revenue.

•
E-commerce and other services: Cost of revenue for our e-commerce and other services combined increased by 119.4% from US$1.7 billion in 2020 to US$3.8 billion in 2021. The increase was primarily due to higher costs of logistics from order growth, and other costs driven by the growth of our e-commerce marketplace.

•
Cost of goods sold: Cost of goods sold increased by 72.8% from US$580.7 million in 2020 to US$1.0 billion in 2021. The increase was largely in line with the increase in our revenue from sales of goods.

Gross Profit

As a result of the foregoing, our gross profit was US$1.3 billion in 2020 and US$3.9 billion in 2021. We had gross margins of 30.8% and 39.1% in 2020 and 2021, respectively, and our digital entertainment business had gross margins of 65.2% and 71.5% in 2020 and 2021, respectively.

Other Operating Income

Our other operating income increased by 51.8% from US$189.6 million in 2020 to US$287.9 million in 2021. The increase in our other operating income was mainly due to the rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 109.2% from US$1.8 billion in 2020 to US$3.8 billion in 2021. The increase in sales and marketing expenses in 2021 was mainly from our e-commerce and digital financial services businesses. The increase in marketing expenses for our e-commerce business was primarily attributable to the ramping up of marketing incentives and online marketing efforts, as we continue investing in capturing market opportunities and expanding across markets. The increase in marketing expenses for our digital financial services business was mainly due to our efforts to promote adoption of our mobile wallet services.

General and Administrative Expenses

Our general and administrative expenses increased by 68.2% from US$657.2 million in 2020 to US$1.1 billion in 2021. This increase was primarily due to higher staff compensation and benefit costs from increased staff to support the business growth, office facilities and related expenses, as well as credit losses for our digital financial services business.

Research and Development Expenses

Our research and development expenses increased by 135.1% from US$353.8 million in 2020 to US$831.7 million in 2021, primarily due to the increase in research and development staff force.

Other Income, Expenses, Gains and Losses

Our interest income, interest expense, net investment gain (loss), fair value change for convertible notes and foreign exchange (loss) gain was a net loss of US$179.9 million in 2020 compared to a net loss of US$132.1 million in 2021. Our net non-operating loss in 2020 and 2021 were primarily due to interest expense on our convertible notes.

Loss before Income Tax and Share of Results of Equity Investees

As a result of the foregoing, we had loss before income tax and share of results of equity investees of US$1.5 billion in 2020, compared to loss before income tax and share of results of equity investees of US$1.7 billion in 2021.

Income Tax Expense

We had an income tax expense of US$141.6 million in 2020 and US$332.9 million in 2021. This was primarily due to corporate income tax and withholding tax expenses incurred by our digital entertainment segment.

Share of Results of Equity Investees

We had share of profit of equity investees of US$0.7 million in 2020 and US$5.0 million in 2021.

Net Loss

As a result of the foregoing, we had net loss of US$1.6 billion in 2020 and US$2.0 billion in 2021.

Net Loss Excluding Share-based Compensation

Net loss excluding share-based compensation was US$1.3 billion in 2020 and US$1.6 billion in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue

Our total revenue increased by 101.1% from US$2.2 billion in 2019 to US$4.4 billion in 2020. This increase was primarily due to increases in revenue from our e-commerce business and digital entertainment business.

•
Digital Entertainment: Our digital entertainment revenue increased by 77.5% from US$1.1 billion in 2019 to US$2.0 billion in 2020. This increase was primarily due to the increase in our active user base as well as the deepened paying user penetration, and in particular, the continued success of our self-developed game Free Fire.

•
E-commerce and other services: Our e-commerce and other services revenue increased by 116.0% from US$822.7 million in 2019 to US$1.8 billion in 2020. This increase was primarily driven by the growth of our e-commerce marketplace, and positive developments in each of our marketplace revenue streams – transaction-based fees, value-added services, and advertising. It is a result of our commitment to continuously enhance our service offerings as we seek to create greater value for our platform users.

•	Sales of goods: Revenue increased by 168.7% from US$216.7 million in 2019 to US$582.4 million in 2020, primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 92.7% from US$1.6 billion in 2019 to US$3.0 billion in 2020. This increase was in line with the overall growth of our businesses:

•
Digital Entertainment: Cost of revenue increased by 61.1% from US$435.9 million in 2019 to US$702.3 million in 2020. The increase was largely in line with revenue growth in our digital entertainment business. Improvement in gross profit margins was largely due to higher revenue contribution from our self-developed game.

•
E-commerce and other services: Cost of revenue for our e-commerce and other services combined increased by 92.1% from US$907.5 million in 2019 to US$1.7 billion in 2020. The increase was primarily due to higher expenses associated with our logistics and other value-added services, and other costs incurred in line with the growth of our e-commerce marketplace. Improvement in gross profit margins was mainly due to take-rate growth as we continue to roll out tools to better serve our users’ needs.

•	Cost of goods sold: Cost of goods sold increased by 155.8% from US$227.0 million in 2019 to US$580.7 million in 2020. The increase was largely in line with the increase in our product offerings.

Gross Profit

As a result of the foregoing, our gross profit was US$604.9 million in 2019 and US$1.3 billion in 2020. We had gross margins of 27.8% and 30.8% in 2019 and 2020, respectively, and our digital entertainment business had gross margins of 61.6% and 65.2% in 2019 and 2020, respectively.

Other Operating Income

Our other operating income increased by 1,093.5% from US$15.9 million in 2019 to US$189.6 million in 2020. The increase was primarily due to the rebates from e-commerce related logistic services provided by third parties.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 88.8% from US$969.5 million in 2019 to US$1.8 billion in 2020. The increase in sales and marketing expenses in 2020 was mainly from our e-commerce and digital financial services businesses. The increase in marketing expenses for our e-commerce business was primarily attributable to the ramping up of marketing incentives and brand marketing efforts, as we continue our investments to fully capture the opportunities in our markets. The increase in marketing expenses for our digital financial services business was mainly due to our efforts to drive adoption of our mobile wallet services.

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

Other Income, Expenses, Gains and Losses

Our interest income, interest expense, investment gain (loss), fair value change for convertible notes and foreign exchange gain (loss) was a net loss of US$477.4 million in 2019 compared to a net loss of US$179.9 million in 2020. Our net non-operating loss in 2019 was primarily due to a fair value loss of US$472.9 million arising from the fair value accounting treatment for the convertible promissory notes we issued in 2017 while our net non-operating loss in 2020 was primarily due to interest expense on our convertible notes.

Loss before Income Tax and Share of Results of Equity Investees

As a result of the foregoing, we had loss before income tax and share of results of equity investees of US$1.4 billion in 2019, compared to loss before income tax and share of results of equity investees of US$1.5 billion in 2020.

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

Net Loss

As a result of the foregoing, we had net loss of US$1.5 billion in 2019 and US$1.6 billion in 2020.

Net Loss Excluding Share-based Compensation

Net loss excluding share-based compensation was US$1.3 billion in 2019 and US$1.3 billion in 2020.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use net loss excluding share-based compensation, a non-GAAP financial measure, as described below, to understand and evaluate our core operating performance. This non-GAAP financial measure, which may differ from similarly titled measures used by other companies, is presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP.

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

The use of net loss excluding share-based compensation has material limitations as an analytical tool, as it does not include all items that impact our net loss or income for the period and share-based compensation and changes in fair value of convertible notes are significant expenses. In addition, because this non-GAAP financial measure may not be calculated in the same manner by all companies, it may not be comparable to other similar titled measures used by other companies.

The table below presents reconciliation of net loss excluding share-based compensation to net loss, the most directly comparable U.S. GAAP financial measure, for the periods indicated.

	For the Year Ended December 31,
	2019	2020	2021
	(US$ thousands)
Net loss	(1,457,722)	(1,624,157)	(2,043,030)
Add: Share-based compensation	117,069	290,246	470,324
Net loss excluding share-based compensation	(1,340,653)	(1,333,911)	(1,572,706)

Segment Reporting

We have three reportable segments, namely, digital entertainment, e-commerce and digital financial services. The chief operating decision maker reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment.

Information about segments during the years ended December 31, 2019, 2020 and 2021 presented were as follows:

	For the Year ended December 31, 2021
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	(US$ thousands)
Revenue	4,320,013	5,122,959	469,774	42,444	–	9,955,190
Operating income (loss)	2,500,081	(2,766,566)	(640,422)	(177,633)	(498,520)	(1,583,060)
Non-operating loss, net						(132,124)
Income tax expense						(332,865)
Share of results of equity investees						5,019
Net loss						(2,043,030)

	For the Year ended December 31, 2020
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	(US$ thousands)
Revenue	2,015,972	2,167,149	60,785	131,758	–	4,375,664
Operating income (loss)	1,016,793	(1,442,593)	(520,075)	(49,006)	(308,444)	(1,303,325)
Non-operating loss, net						(179,913)
Income tax expense						(141,640)
Share of results of equity investees						721
Net loss						(1,624,157)

	For the Year ended December 31, 2019
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	(US$ thousands)
Revenue	1,136,017	834,295	9,223	195,843	–	2,175,378
Operating income (loss)	529,524	(1,131,771)	(116,309)	(39,864)	(132,812)	(891,232)
Non-operating loss, net						(477,387)
Income tax expense						(85,864)
Share of results of equity investees						(3,239)
Net loss						(1,457,722)

(1)	A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”

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

Singapore

Our subsidiaries incorporated in Singapore are subject to the Singapore corporate tax of 17% in 2019, 2020 and 2021. Garena Online Private Limited was granted an additional five-year development and expansion incentive by the Singapore Economic Development Board, or the EDB, commencing from January 1, 2017, with another five-year extension commencing from January 1, 2022, which grant a concessionary tax rate of 10% from January 1, 2017 to December 31, 2021 and 10.5% from January 1, 2022 to December 31, 2026 on qualifying income, subject to certain terms and conditions imposed by the EDB.

Others

Subsidiaries incorporated in other jurisdictions are subject to the respective statutory corporate income tax rates of the jurisdictions where they are resident.

Domestic statutory corporate income tax rate in Indonesia was reduced from 25% to 22% with effect from the financial year 2020.

In March 2021, the Philippines reduced its corporate income tax rate from 30% to 25%, effective retroactively from July 1, 2020.

B.          Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have been cash generated from operating activities and proceeds from our follow-on offerings and convertible notes offerings.

As of December 31, 2019, 2020 and 2021, we had US$3.6 billion, US$7.1 billion and US$10.8 billion, respectively, in cash, cash equivalents and restricted cash. Cash and cash equivalents consist of cash on hand and demand deposits and funds placed with banks and other financial institutions which are unrestricted as to withdrawal and use and have original maturities of three months or less. Restricted cash mainly comprise monies received that are held in escrow in connection to our e-commerce business and advances received from customers in connection with our digital financial services business. Our cash, cash equivalents and restricted cash are primarily denominated in U.S. dollars as well as in local currencies of the markets where we operate. We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and material cash requirements in the ordinary course of business for the next 12 months.

As of December 31, 2021, we had revolving credit facilities for general working capital purposes of up to US$200 million, of which we had drawn down an aggregate of US$100 million as of December 31, 2021, and repaid in January 2022.

Our working capital position (which is the difference between current assets and current liabilities) was US$2.0 billion, US$4.3 billion and US$8.0 billion as of December 31, 2019, 2020 and 2021, respectively, mainly due to increases in cash from our financing activities, including the net proceeds from the issuance of convertible notes in 2019, 2020 and 2021, and the follow-on offerings in 2019, 2020 and 2021.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
	(US$ thousands)
Net cash generated from operating activities	69,865	555,868	208,649
Net cash used in investing activities	(363,219)	(886,912)	(3,767,273)
Net cash generated from financing activities	2,579,595	3,733,132	7,401,589
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	25,025	80,727	(58,218)
Net increase in cash, cash equivalents and restricted cash	2,311,266	3,482,815	3,784,747
Cash, cash equivalents and restricted cash at beginning of year	1,259,312	3,570,578	7,053,393
Cash, cash equivalents and restricted cash at the end of the year	3,570,578	7,053,393	10,838,140

Operating Activities

Net cash generated from operating activities decreased by US$347.2 million to US$208.6 million for the year ended December 31, 2021, compared to US$555.9 million for the year ended December 31, 2020. The principal driver of our operating cash flows is cash received from sales of our products and services, including proceeds from our sales of in-game virtual items in our digital entertainment business, fees collected from customers in our e-commerce business, interest received from our loan business, commissions from merchants in our digital financial services business, and proceeds from direct sales of products. The decrease in operating cash flows was primarily attributable to increase in net loss (after adjusting for non-cash items) by US$97.3 million and a decrease in the change in deferred revenue by US$848.4 million. Despite higher cash generated from sales of in-game virtual items in our digital entertainment business in 2021, the decrease in the change in deferred revenue was mainly due to higher revenue being recognized in our digital entertainment business as compared to 2020. The decrease in operating cash flows was partially offset by an increase in the change in accrued expenses and other payables by US$162.8 million mainly due to higher accrued sales and marketing expenses, business and other taxes payables, accrued payroll and welfare expenses, and escrow payables. The decrease in operating cash flows was further offset by the decrease in the change in accounts receivable by US$137.7 million, primarily driven by lower receivables from our game distribution channels. The decrease in operating cash flows was also further offset by a decrease in the change in prepaid expenses and other assets by US$131.3 million, which was primarily attributable to higher channel cost being recognized in our digital entertainment business in 2021 and lower receivables due from our logistics providers in our e-commerce business.

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

Investing Activities

Net cash used in investing activities amounted to US$3.8 billion in 2021. This was primarily attributable to our time deposits and long-term investments such as equity investments of US$2.5 billion, an increase in loans receivable of US$1.2 billion and purchase of property and equipment of US$772.2 million. These were partially offset by proceeds from maturity and disposal of investments of US$798.2 million.

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

Financing Activities

Net cash generated from financing activities amounted to US$7.4 billion in 2021, primarily attributable to net proceeds from issuance of convertible notes of US$2.8 billion and net proceeds from issuance of ordinary shares of US$4.1 billion.

Net cash generated from financing activities amounted to US$3.7 billion in 2020, primarily attributable to net proceeds from issuance of convertible notes of US$1.1 billion and net proceeds from issuance of ordinary shares of US$3.0 billion.

Net cash generated from financing activities amounted to US$2.6 billion in 2019, primarily attributable to net proceeds from issuance of convertible notes of US$1.1 billion and net proceeds from issuance of ordinary shares of US$1.5 billion.

Convertible Notes

In June 2018, we completed an offering of 2.25% convertible senior notes in an aggregate principal amount of US$575 million, or the 2023 convertible notes. These 2023 convertible notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will mature in July 2023. Note holders have the right, at their option, to convert the outstanding principal amount in whole or in part in integral multiples of US$1,000 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business on the business day immediately preceding January 1, 2023; or (ii) anytime on or after January 1, 2023 until the close of business on the second scheduled trading day immediately preceding the maturity date. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity date. The notes may be converted, in whole or in part, into our ADSs at an initial conversion rate of 50.5165 ADSs per US$1,000 principal amount (equivalent to approximately US$19.80 per ADS), subject to certain anti-dilution and make-whole fundamental change adjustments. Upon conversion, we have the right, at our option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to converting holders. Between May and October 2020, we entered into separate privately negotiated agreements with certain holders of our 2023 convertible notes to exchange approximately US$378.5 million principal amount of our then outstanding 2023 convertible notes for a combination of approximately US$50.0 million (plus accrued and unpaid interest to the exchange date, if any) in cash and approximately 18.5 million ADSs as consideration. As of April 5, 2022, holders of an aggregate of US$165.2 million principal amount of our 2023 convertible notes have elected to convert, and after taking into account the 2023 convertible notes exchanged, approximately US$31.3 million principal amount of our 2023 convertible notes remained outstanding.

In November 2019, we completed an offering of 1.00% convertible senior notes in an aggregate principal amount of US$1.15 billion, or the 2024 convertible notes. These 2024 convertible notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will mature in December 2024. Note holders have the right, at their option, to convert the outstanding principal amount in whole or in part in integral multiples of US$1,000 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business on the business day immediately preceding June 1, 2024; or (ii) anytime on or after June 1, 2024 until the close of business on the second scheduled trading day immediately preceding the maturity date. On or after December 2, 2022, we may redeem for cash all or any part of the notes, if certain conditions are met, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. We may also redeem for cash all but not part of the notes at any time if less than US$75 million aggregate principal amount of notes remains outstanding at such time. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity date. The notes may be converted, in whole or in part, into our ADSs at an initial conversion rate of 19.9475 ADSs per US$1,000 principal amount (equivalent to approximately US$50.13 per ADS), subject to certain anti-dilution and make-whole fundamental change adjustments. Upon conversion, we have the right, at our option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to converting holders. As of April 5, 2022, holders of an aggregate of US$998.0 million principal amount of our 2024 convertible notes have elected to convert, and approximately US$152.0 million principal amount of our 2024 convertible notes remained outstanding.

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

In May 2020, we completed an offering of 2.375% convertible senior notes in an aggregate principal amount of US$1.15 billion, or the 2025 convertible notes. These 2025 convertible notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will mature in December 2025. Note holders have the right, at their option, to convert the outstanding principal amount in whole or in part in integral multiples of US$1,000 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business on the business day immediately preceding September 1, 2025; or (ii) anytime on or after September 1, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date. On or after May 19, 2023, we may redeem for cash all or any part of the notes, if certain conditions are met, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. We may also redeem for cash all but not part of the notes at any time if less than US$100 million aggregate principal amount of notes remains outstanding at such time. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity date. The notes may be converted, in whole or in part, into our ADSs at an initial conversion rate of 11.0549 ADSs per US$1,000 principal amount (equivalent to approximately US$90.46 per ADS), subject to certain anti-dilution and make-whole fundamental change adjustments. Upon conversion, we have the right, at our option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to converting holders. As of April 5, 2022, holders of an aggregate of US$0.5 million principal amount of our 2025 convertible notes have elected to convert, and US$1.1 billion principal amount of our 2025 convertible notes remained outstanding.

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

In September 2021, we completed a registered offering of 0.25% convertible senior notes in an aggregate principal amount of US$2.875 billion, or the 2026 convertible notes. The notes will mature in September 2026. Note holders have the right, at their option, to convert the outstanding principal amount in whole or in part in integral multiples of US$1,000 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business on the business day immediately preceding June 15, 2026; or (ii) anytime on or after June 15, 2026 until the close of business on the second scheduled trading day immediately preceding the maturity date. On or after September 15, 2024, we may redeem for cash all or any part of the notes, if certain conditions are met, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. We may also redeem for cash all but not part of the notes at any time if less than US$250 million aggregate principal amount of notes remains outstanding at such time. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity date. The notes may be converted, in whole or in part, into our ADSs at an initial conversion rate of 2.0964 ADSs per US$1,000 principal amount (equivalent to approximately US$477.01 per ADS), subject to certain anti-dilution and make-whole fundamental change adjustments. Upon conversion, we have the right, at our option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to converting holders. As of April 5, 2022, all of our 2026 convertible notes remained outstanding.

For the years ended December 31, 2019, 2020 and 2021, we recognized total interest expense for coupon interest of US$14.3 million, US$35.5 million and US$36.2 million and amortization of discount on the liability component of US$33.3 million, US$88.2 million, and US$100.1 million, respectively, on our then outstanding convertible notes.

Due to the exchanges and conversions completed during the years ended December 31, 2019, 2020 and 2021, we recognized a net loss on debt extinguishment of nil, US$24.4 million and US$2.1 million, respectively, in our consolidated statements of operations.

Our material cash requirements in 2022 and the foreseeable long-term mainly include our capital expenditures, contractual obligations, staff and administrative expenses and investments to expand our businesses. We are monitoring our cash resources and cash requirements, and if our cash resources are insufficient to satisfy our cash requirements, we may seek and/or obtain other financing or funding arrangements.

Capital Expenditures

Our capital expenditures amounted to US$247.1 million, US$357.1 million and US$807.2 million in 2019, 2020 and 2021, respectively. Capital expenditure was incurred for purchases of property and equipment and software, and costs for developing software for internal use. The increase in our capital expenditure in 2021 was mainly attributable to the additional investment in servers, computer hardware, transportation assets, land use rights acquisitions and leasehold improvements due to the growth of our businesses, as well as software due to the expansion of our digital financial services business. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2021.

		Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(US$ thousands)
Operating lease obligations, including imputed interest(1)	822,327	193,322	331,732	190,932	106,341
Obligations for leases that have not yet commenced, including imputed interest(1)	803,770	41,500	171,792	184,758	405,720
Finance lease obligations, including imputed interest	9,496	1,851	3,665	2,924	1,056
Debt, including scheduled interest(2)	4,358,984	36,733	256,075	4,066,176	—
Purchase commitments(3)	559,825	481,788	61,401	12,419	4,217
Minimum guarantee commitments(4)	62,300	44,431	5,869	12,000	—
Total	6,612,702	799,625	830,534	4,469,209	517,334

(1)	For further information, refer to Note 10 – Leases in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

(2)
The principal balances of the 2023, 2024, 2025 and 2026 convertible notes are reflected in the payment period in the table above based on the contractual maturity assuming no exchange or conversion subsequent to December 31, 2021.

(3)	For further information, refer to Note 24 – Commitments and Contingencies in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

(4)	We have commitments to pay minimum royalty fees to game developers for certain online games we have licensed.

Other than the contractual obligations and commercial commitments set forth above, we did not have any long-term debt obligations, finance lease obligations, operating lease obligations, purchase obligations or other long-term liabilities as of December 31, 2021.

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

C.          Research and Development, Patents and Licenses, etc.

Research and Development

Costs incurred in connection with the planning and implementation phases of the development of software for internal use are expensed. Costs incurred in the development phase are capitalized. Capitalization ceases and the costs are amortized over the software’s estimated useful life when the software is ready for its intended use.

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

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.          Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.          Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, disclosure of contingent assets and liabilities and revenue and expenses. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect.

We believe that the following accounting policies reflect the significant judgments, estimates and assumptions used in the preparation of our consolidated financial statements. For additional information, see the disclosure included in Note 2 – Summary of Significant Accounting Policies in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

Recognition of Digital Entertainment revenue

We distribute online games, including self-developed games and licensed online games from game developers, through our PC and mobile based applications and certain app stores. We offer many ways for users to purchase virtual goods (consisting of virtual currencies and virtual items), including the ShopeePay and Shopee platform, other online payment gateways, bank transfers, credit cards, mobile phone billing and prepaid cards, including its own prepaid cards, which are sold through agents. As we control the service of providing games to the users and have a direct contractual arrangement with our paying users and have the right to determine the price to be paid by such users, the gross proceeds collected from these channels represent revenue to be recognized, and the amounts retained by these channels based on a predetermined percentage represent our cost of revenue to be recognized.

Revenue is recognized over the performance obligation period. For purposes of determining the performance obligation period, we have determined that an implied obligation exists to the paying users to continue providing hosting services and access to the purchased virtual goods within the online games over an estimated service period. Such service period is determined in accordance with the estimated average lifespan of the virtual items sold or estimated average lifespan of the paying users of the said games or similar games.

•
Item-based revenue model. Virtual items have different lifespan patterns: time-based, consumable and durable. Time-based virtual items are items with a stated expiration time, for which revenue is recognized ratably over the period based on the time unit of the virtual items. Consumable virtual items are items that can be consumed by a specific user action and have limitations on repeated use. Revenue attributable to consumable virtual items is recognized upon consumption. Durable virtual items are items that provide the user with continuing benefits over an extended period of time. Revenue attributable to durable virtual items is recognized ratably over their average lifespan, which are estimated based on the users’ historical usage patterns and playing behaviors for the virtual items. We assess the estimated average lifespan of durable virtual items on a quarterly basis.

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

We believe the current revenue recognition provides reasonable depiction of the service transferred patterns to the customers and represents the best estimation of the time period the customers are likely to play the respective games. Determining the estimated service period is subjective and requires management’s judgment. Future users’ usage patterns and playing behavior may change and differ from the historical usage patterns and playing behavior, and therefore the estimated service period may change accordingly in the future.

Fair Value Measurements of Convertible Notes

We have issued the 2023 convertible notes, 2024 convertible notes, 2025 convertible notes and 2026 convertible notes. Fair value of the liability component of the convertible notes are estimated using the discounted cash flow method. This valuation requires judgment as it requires the estimation of the present value of expected future cash flows from coupon interest and redemption amount, discounted by the implied credit yield or with reference to similar instruments that did not have associated convertible features.

Investment in Equity Securities

Investment in non-marketable equity securities that are measured at fair value uses a combination of valuation methodologies, including market and income approaches based on our best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees, future cash flow forecasts, liquidity factors and multiples of a selection of comparable companies.

Investment in equity securities which we have elected to measure at cost are reviewed regularly for impairment. Impairment evaluation requires significant judgment and includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs.

Share-based Compensation

Share options, restricted share awards, restricted share units or share appreciation rights are granted to our officers, employees, directors and other eligible persons (collectively known as “Eligible Persons”). Share-based compensation are measured at fair value and recognized as compensation expense over the requisite service period (which is generally the vesting period) in the consolidated statements of operations. Forfeitures are accounted for as they occur.

The Black-Scholes option pricing model was applied in determining the estimated fair value of the share options granted to Eligible Persons. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and the expected term of the option for which employees are likely to exercise their share options. The risk-free rate for periods within the contractual life of the option is based on the US Treasury Yields at the time of grant. We have used the simplified method to determine the expected term due to insufficient historical exercise data to provide a reasonable basis to estimate expected term. Changes in these assumptions could significantly affect the estimated fair value of our share options and hence the amount of compensation expense that we recognize in our consolidated financial statements. Our management is ultimately responsible for the determination of the estimated fair value of its ordinary shares. The weighted-average grant-date fair value of share options granted during the years of December 31, 2019, 2020 and 2021 were US$12.05, US$37.86, and US$75.83, respectively.

Share-based compensation costs for restricted share awards and restricted share units are measured based on the fair value of our ordinary shares on the date of grant. Fair value of the share appreciation rights is measured based on the fair value of our ordinary shares at the end of each reporting period.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. Significant judgment is required in evaluating our uncertain tax positions and determining the likelihood that our net deferred tax assets will be realized from future taxable income. We record a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

Measurement of long-lived assets in E-commerce (“EC”) segment

We evaluate our long-lived assets for impairment when there are events or changes in circumstances which indicate that the carrying amounts of the long-lived assets may not be recoverable. Due to the continued losses incurred by the EC segment, we evaluate the related long-lived assets for impairment at the asset group level by comparing the carrying amount of the asset group to the recoverable value determined by forecasted undiscounted cash flows expected to be generated by this asset group.

The accounting estimates related to impairment of long-lived estimate is critical due to the magnitude of the carrying amount of long-lived assets and management’s judgement is required in estimating the recoverable value (undiscounted cash flows) of the asset group, which are sensitive to key assumptions such as projected revenue and sales and marketing expenses.

Goodwill impairment

Goodwill is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In testing goodwill for impairment, we evaluate whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment indicates that goodwill impairment is more likely than not, we apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

Allowance for credit losses

We established allowances for credit losses for accounts receivable, loans receivable, off-balance sheet loan commitments and available-for-sale investments. For accounts receivable, loans receivable and off-balance sheet loan commitments, we establish a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the receivable and economic environment. It reflects the probability-weighted outcome, time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions. The allowances for credit losses are calculated on an aggregate basis for various customer segments that are considered to have similar credit characteristics and risk of loss. For collateral-dependent financial assets, the fair value of collateral is used instead in our estimates when the borrower is experiencing financial difficulty based on our assessment as of the reporting date. For available-for-sale investments, we compare the present value of cash flows expected to be collected from the investment with the amortized cost basis of the security to determine if a credit loss exists. If the present value of cash flows expected to be collected is less than the amortized cost basis of the investment, a credit loss exists and an allowance for credit losses are recorded for the credit loss, limited by the amount that the fair value is less than amortized cost basis. Accounts receivable, loans receivable and available-for-sale investment are written off in the period the receivable or investment is deemed uncollectible.

Recent Accounting Pronouncements

Please refer to “Note 2 – Summary of Significant Accounting Policies – Recent accounting pronouncements” in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Forrest Xiaodong Li	44	Chairman and Group Chief Executive Officer
Gang Ye	41	Director and Group Chief Operating Officer
Yuxin Ren	46	Director
Tony Tianyu Hou	43	Director and Group Chief Financial Officer
David Heng Chen Seng	55	Director
Khoon Hua Kuok	43	Director
Chris Zhimin Feng	39	Group President
Terry Feng Zhao	38	President of Garena
Yanjun Wang	41	Group Chief Corporate Officer, Group General Counsel and Company Secretary
David Jingye Chen	41	Chief Product Officer of Shopee
David Y Ma	41	Chief Investment Officer of Sea Capital

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

Khoon Hua Kuok has served as our director since October 2017. Khoon Hua is the chairman of Kerry Holdings Limited, the main investment holding company of the Kuok Group in Hong Kong. He is also a director of Kerry Group Limited and Kuok (Singapore) Limited, the vice chairman and chief executive officer of Kerry Properties Limited and the non-executive vice chairman of Kerry Logistics Network Limited, both of which are companies listed on the Hong Kong Stock Exchange, and a non-executive director of Wilmar International Limited, a company listed on the Singapore Stock Exchange. Khoon Hua holds a B.A. degree in Economics from Harvard University.

Chris Zhimin Feng joined our company in March 2014 and has served as Group President since January 2022. Prior to this role, he served as the chief executive officer of Shopee from July 2015, and as the chief executive officer of SeaMoney from March 2020. Previously he served as our head of mobile business. Before joining our company, Chris worked at Rocket Internet SE, where he served in management roles at Zalora and Lazada, and at McKinsey & Company. Chris holds a bachelor's degree in Computer Science with first class honors from the National University of Singapore.

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

Yanjun Wang is our group chief corporate officer, group general counsel and company secretary. Yanjun has served as our group chief corporate officer since May 2019, company secretary since November 2017 and group general counsel since March 2014. Prior to joining our company, Yanjun was an attorney at Skadden, Arps, Slate, Meagher & Flom LLP and Kirkland & Ellis. She is qualified to practice law in the State of New York. She holds a J.D. degree from Harvard Law School and a B.A. degree in Economics from Harvard University.

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

David Y Ma joined our company in March 2021 and serves as the Chief Investment Officer of Sea Capital. Before joining our company, he was the founder and Managing Partner of Composite Capital, a global investment management firm. Previously he served as a partner at Hillhouse Capital, and worked at Bain Capital and Boston Consulting Group. David holds a bachelor's degree in Economics, Finance, and Management from the Wharton School of the University of Pennsylvania.

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

B.          Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2021, we paid and accrued fees and compensation (excluding equity-based awards) of approximately US$6.4 million to our directors and executive officers as a group. In 2021, we also granted an aggregate of 20,000 restricted share units to some of our directors and executive officers. For more information on share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

Our Singapore subsidiaries are required by the laws and regulations of Singapore to make contributions, as employers, to the Central Provident Fund for our executive officers who are employed by our Singapore subsidiaries and are Singapore citizens or permanent residents as prescribed under the Singapore Central Provident Fund Act. The contribution rates vary, depending on the age of the executive officers, and whether such executive officer is a Singapore citizen or permanent resident.

Share Incentive Plan

We maintain a share incentive plan in order to attract, motivate, retain and reward talent, provide additional incentives to our officers, employees, directors and other eligible persons, and promote the success of our business and the interests of our shareholders.

2009 Share Incentive Plan

We adopted the 2009 Plan to promote the success of our business and the interests of our shareholders by providing additional incentives to attract, motivate, retain and reward our officers, employees, directors and other eligible persons and to link the interests of the award recipients with our shareholders. In February 2018, our board of directors approved automatic increases on January 1 of each of 2019, 2020, 2021 and 2022 of the maximum aggregate number of ordinary shares which may be issued under the 2009 Plan by 5% of the total number of ordinary shares of all classes of the company outstanding on that day immediately before the increase. In addition, in July 2019, our board of directors approved a one-time increase of the maximum aggregate number of shares which may be issued pursuant to the 2009 Plan by three million, and at the same time reduced three million shares from the scheduled automatic increase of shares pursuant to the aforesaid automatic annual increase mechanism on January 1, 2020. Currently, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2009 Plan is 176,775,641. In April 2022, our board of directors approved the amendment and restatement of the 2009 Plan to increase the maximum aggregate number of shares available under the 2009 Plan, pursuant to which on January 1 of each of 2023, 2024, 2025 and 2026, the maximum aggregate number of ordinary shares which may be issued under the 2009 Plan will increase by 3% of the total number of ordinary shares of all classes of the company outstanding on that day immediately before the increase. The awards expire 10 years after the date of the grant.

As of April 5, 2022, outstanding awards granted under the 2009 Plan consisted of (i) options to purchase 45,822,745 Class A ordinary shares, (ii) 9,054,694 restricted Class A ordinary share units, and (iii) 181,585 share appreciation rights.

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

The table below sets forth certain information as of December 31, 2021 concerning the outstanding awards we have granted to our directors and executive officers by the time on an individual basis.

Name	Class A Ordinary Shares Underlying Outstanding Awards Granted		Price (US$/Share)	Date of Grant	Date of Expiration
Forrest Xiaodong Li	2,600,000	(1)(4)	15.0	April 30, 2018	April 30, 2028
	10,000,000	(1)(4)	15.0	April 30, 2019	April 30, 2029
	5,000,000	(1)(4)	15.0	April 30, 2020	April 30, 2030
	135	(3)	—	January 31, 2018	—
Gang Ye	4,650,000	(1)	15.0	February 28, 2018	February 28, 2028
	108	(3)	—	January 31, 2018	—
	5,000	(3)	—	February 28, 2018	—
Tony Tianyu Hou	*	(1)	4.5	January 26, 2015	January 26, 2025
	*	(1)	15.0	February 28, 2018	February 28, 2028
	*	(3)	—	January 31, 2018	—
	*	(3)	—	February 28, 2018	—
David Heng Chen Seng	*	(3)	—	October 19, 2021	—
Khoon Hua Kuok	10,000	(3)	—	October 19, 2021	—
Chris Zhimin Feng	*	(1)	4.5	January 26, 2015	January 26, 2025
	*	(1)	15.0	February 28, 2018	February 28, 2028
	*	(1)	15.0	February 28, 2019	February 28, 2029
	*	(3)	—	January 31, 2018	—
Terry Feng Zhao	*	(1)	4.5	January 26, 2015	January 26, 2025
	*	(1)	15.0	January 31, 2019	January 31, 2029
	*	(3)	—	January 31, 2018	—
	*	(3)	—	February 28, 2018	—
Yanjun Wang	*	(1)	15.0	February 28, 2018	February 28, 2028
	*	(3)	—	January 31, 2018	—
	*	(3)	—	February 28, 2018	—
David Jingye Chen	802,140	(1)	1.8	January 11, 2014	January 11, 2024
	220,000	(1)	4.5	January 26, 2015	January 26, 2025
	2,000,000	(1)	15.0	February 28, 2018	February 28, 2028
	108	(3)	—	January 31, 2018	—
	5,000	(3)	—	February 28, 2018	—
All directors and executive officers as a group	39,785,451

*	Each of these directors and executive officers beneficially owns less than 1% of our total outstanding shares as of December 31, 2021.
(1)	Represents options to purchase Class A ordinary shares.
(2)	Represents unvested restricted Class A ordinary shares.
(3)	Represents unvested restricted shares units for Class A ordinary shares.
(4)
Granted pursuant to the previously disclosed authorization by our board of directors on April 8, 2018 of options to purchase a total of twenty million Class A ordinary shares, which were granted to Mr. Li between April 2018 and April 2020 and to vest between April 2019 and April 2022.

As previously disclosed in our annual reports on Form 20-F for the years ended December 31, 2019 and 2020, in May 2019, the board of directors of the company generally authorized grants to Forrest and certain other employees of options to purchase 20 million and 30 million Class A ordinary shares of the company, respectively, at US$22.50 per share, with the actual grants of such awards conditioned on the availability of such shares under our 2009 Plan (the “May 2019 Authorization”). The awards, when granted, were to have a four-year vesting period commencing no earlier than January 1, 2022. These awards have not been granted.

On April 17, 2022, the board of directors of the company canceled the May 2019 Authorization and, in substitution of the May 2019 Authorization, awarded the executive officers of the company options to purchase up to a total of 30 million Class A ordinary shares at US$120 per share, including options to purchase five million Class A ordinary shares to Forrest (the “April 2022 Grants”). The options will vest every three months over a period of five years commencing April 30, 2022 and will expire 10 years after the grant date. To date, these awards have been granted to the executive officers. Accordingly, no grants may be made pursuant to the May 2019 Authorization.

C.          Board Practice

Our board of directors consists of six directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to applicable New York Stock Exchange listing rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service, or an appropriate negative statement.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.    Our audit committee consists of Mr. David Heng Chen Seng and Mr. Khoon Hua Kuok, and is chaired by Mr. David Heng Chen Seng. Both of Mr. David Heng Chen Seng and Mr. Khoon Hua Kuok satisfy the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. David Heng Chen Seng qualifies as an “audit committee financial expert” within the meaning of the SEC rules and that both members of the audit committee are financially literate within the meaning of Section 303A of the New York Stock Exchange Listed Company Manual. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee.    Our compensation committee consists of Mr. Forrest Xiaodong Li and Mr. Khoon Hua Kuok, and is chaired by Mr. Forrest Xiaodong Li. Mr. Khoon Hua Kuok satisfies the “independence” requirements for compensation committee members of Section 303A of the New York Stock Exchange Listed Company Manual. Our compensation committee assists the board in reviewing and evaluating the compensation structure, including compensation plans relating to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Corporate Governance and Nominating Committee.    Our corporate governance and nominating committee consists of Mr. Forrest Xiaodong Li and Mr. Khoon Hua Kuok, and is chaired by Mr. Forrest Xiaodong Li. Mr. Khoon Hua Kuok satisfies the “independence” requirements of Section 303A of the New York Stock Exchange Listed Company Manual. The corporate governance and nominating committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board of directors. The corporate governance and nominating committee is responsible for, among other things:

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

D.          Employees

Our human capital has scaled alongside the growth of our business. We had a total of approximately 29,800, 33,800 and 67,300 employees as of December 31, 2019, 2020 and 2021, respectively. The following table indicates the distribution of our employees by function as of December 31, 2021:

Function	Number of Employees
General operation	34,600
Sales and marketing	15,800
General and administrative	6,000
Research and development	10,900
Total	67,300

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

E.          Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of April 5, 2022:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 559,737,960 ordinary shares issued and outstanding as of April 5, 2022, comprising 514,210,167 Class A ordinary shares and 45,527,793 Class B ordinary shares.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Total Class A and Class B Ordinary Shares†	Percentage of Total Voting Power Held ††
Directors and Executive Officers:(1)
Forrest Xiaodong Li(2)	56,500,963	45,527,793	17.1	59.9
Gang Ye(3)	34,618,937	—	6.1	1.9
Yuxin Ren	*	—	*	*
Tony Tianyu Hou	*	—	*	*
David Heng Chen Seng	*	—	*	*
Khoon Hua Kuok(4)	16,376,090	—	2.9	1.4
Chris Zhimin Feng	*	—	*	*
Terry Feng Zhao	*	—	*	*
Yanjun Wang	*	—	*	*
David Jingye Chen(5)	11,311,241	—	2.0	0.7
David Y Ma	*	—	*	*
All directors and executive officers as a group	153,923,152	45,527,793	25.6	63.9
Principal Shareholders:
Tencent entities(6)	104,264,743	—	18.6	8.7
Blue Dolphins Venture Inc(7)	—	45,527,793	8.1	57.0
T. Rowe Price Associates, Inc.(8)	28,126,291	—	5.0	2.3

*	Less than 1% of our total outstanding shares on an as converted basis.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after April 5, 2022, by the sum of Class A and Class B ordinary shares, and the number of Class A ordinary shares that such person or group has the right to acquire beneficial ownership within 60 days after April 5, 2022.

††
For each person and group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares beneficially owned by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as one single class. Holders of Class A ordinary shares are entitled to one vote per share and holders of Class B ordinary shares are entitled to 15 votes per share on all matters subject to a shareholders’ vote.

(1)	Unless otherwise indicated, the business address of our directors and executive officers is c/o 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522.

(2)
Represents (i) 45,527,793 Class B ordinary shares held by Blue Dolphins Venture Inc, a British Virgin Islands company wholly-owned by Mr. Li, (ii) 648,831 Class A ordinary shares beneficially owned by Mr. Li (including through an entity solely owned and controlled by Mr. Li), (iii) 17,600,000 Class A Ordinary Shares issuable upon exercise of options held by Mr. Li within 60 days from April 5, 2022, (iv) an aggregate of 38,252,132 Class A Ordinary Shares over which Mr. Li has received irrevocable voting proxies from the respective owners of such shares (namely, certain directors and employees, certain affiliates of our employees, Garena ESOP Program (PTC) Limited and a family member of Mr. Li), including 19,606,468 Class A Ordinary Shares issuable upon exercise of options within 60 days from April 5, 2022 and 741,181 Class A Ordinary Shares issuable upon vesting of restricted share units within 60 days from April 5, 2022.

(3)
Represents (i) 29,968,937 Class A ordinary shares held or beneficially owned by Mr. Ye, and (ii) 4,650,000 Class A ordinary shares issuable upon exercise of options or vesting of restricted share units held by Mr. Ye within 60 days from April 5, 2022. With respect to 11,603,431 Class A ordinary shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Mr. Ye.

(4)
Includes (i) 1,061,950 Class A ordinary shares held or beneficially owned by Bright Magic Investments Limited, a British Virgin Islands company, (ii) 1,270,000 Class A ordinary shares beneficially owned by Crystal White Limited, a Hong Kong company, (iii) 2,926,071 Class A ordinary shares held by Fexos Limited, a British Virgin Islands company, (iv) 5,048,233 Class A ordinary shares beneficially owned by Velmar Company Limited, a Hong Kong company, (v) 3,696,695 Class A ordinary shares beneficially owned by Macromind Investments Limited, a British Virgin Islands company, including 1,363,945 Class A ordinary shares underlying US$27 million principal amount of our 2023 convertible notes and 1,994,750 Class A ordinary shares underlying US$100 million principal amount of our 2024 convertible notes, both of which are currently convertible, (vi) 1,955,184 Class A ordinary shares held by City Jet Limited, a British Virgin Islands company, (vii) 104,616 Class A ordinary shares beneficially owned by Joyce M. Kuok Foundation, a Hong Kong company, (viii) 104,616 Class A ordinary shares beneficially owned by Zheng Ge Ru Foundation, a Hong Kong company, and (ix) 188,725 Class A ordinary shares held by Peacebright Assets Limited, a British Virgin Islands company. Bright Magic Investments Limited, Crystal White Limited, Fexos Limited, Macromind Investments Limited, and Velmar Company Limited are all wholly-owned subsidiaries of Kerry Group Limited. Mr. Kuok is a director of Kerry Group Limited and has indirect minority interests in these entities. Mr. Kuok may be deemed to have beneficial interests in the shares beneficially owned by these entities. City Jet Limited’s shareholders are Joyce M. Kuok Foundation and Zheng Ge Ru Foundation. As Mr. Kuok is a governor of these two foundations, he may be deemed to have or share investment power which includes the power to dispose, or to direct the disposition of, the shares beneficially owned by City Jet Limited and these two foundations. Peacebright Assets Limited is an investment company of a discretionary trust in which Mr. Kuok is one of the discretionary beneficiaries. Mr. Kuok disclaims beneficial ownership of Shares held or beneficially owned by all of the aforesaid entities for all other purposes. The business address of Kerry Group Limited is 32/F, Kerry Centre, 683 King’s Road, Quarry Bay, Hong Kong. The business address of all the other aforesaid entities is 31/F, Kerry Centre, 683 King’s Road, Quarry Bay, Hong Kong. Shares beneficially owned by Mr. Kuok do not include the shares issuable upon conversion of the US$10 million principal amount of our 2025 convertible notes currently held by Velmar Company Limited subject to the terms and conditions of such notes. It also does not include shares issuable upon conversion of the US$35 million principal amount of our 2026 convertible notes currently held by Merrywood Investments Limited, a British Virgin Islands company, wholly owned by Kerry Group Limited, subject to the terms and conditions of such notes.

(5)
Represents (i) 8,289,101 Class A ordinary shares held or beneficially owned by Mr. Chen, and (ii) 3,022,140 Class A ordinary shares issuable upon exercise of options or vesting of restricted share units held by Mr. Chen within 60 days from April 5, 2022. With respect to 3,153,869 Class A ordinary shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Mr. Chen.

(6)
Represents (i) 1,816,833 Class A ordinary shares beneficially owned by Tencent Holdings Limited through Huang River Investment Limited, (ii) 98,510,410 Class A ordinary shares held by Tencent Limited, and (iii) 3,937,500 Class A ordinary shares by Tencent Growthfund Limited, a wholly-owned subsidiary of Tencent Holdings Limited. Tencent Holdings Limited is a limited liability company organized and existing under the laws of the Cayman Islands and is currently listed on Hong Kong Stock Exchange. The registered office of Tencent Holdings Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(7)
Represents 45,527,793 Class B ordinary shares held by Blue Dolphins Venture Inc, a company wholly owned by Forrest Xiaodong Li. The registered address of Blue Dolphins Venture Inc is Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(8)
Information is based on a Schedule 13G filed with the SEC on February 14, 2022 by T. Rowe Price Associates, Inc. ("Price Associates"). Price Associates reported sole voting power over 11,285,078 ADSs, each representing one Class A ordinary share, and sole dispositive power over 28,126,291 ADSs. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202, U.S.A.

Our ADSs are traded on the New York Stock Exchange and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of our ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially own more than 5.0% of our ordinary shares.

Our issued and outstanding share capital consists of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights and certain approval rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a more detailed description of our Class A ordinary shares and Class B ordinary shares.

As of April 5, 2022, 369,527,863 of our Class A ordinary shares were held as ADSs by the depositary for our ADS holders. Other than the depositary and certain shareholders holding approximately 30,000 Class A ordinary shares, we are not aware of any record shareholder being a United States citizen or an entity incorporated in the United States as of April 5, 2022.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For certain information as of December 31, 2021 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our share incentive plan, see “—B. Compensation—Share Incentive Plan.” Other than under the 2009 Plan, there are no arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.          Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.          Related Party Transactions

Contractual Arrangements with Our VIEs, Their Shareholders and Us

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Our VIEs, Their Shareholders and Us.”

Transactions with Certain Shareholder

In 2021, we paid Tencent US$164.9 million in royalties and license fees as well as for other miscellaneous services.

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

On February 11, 2022, a putative class action captioned City of Taylor Police and Fire Retirement System v. Sea Limited, et al., No. 151344/2022, was filed in New York state court against our Company, directors, one of our shareholders, registered agent, and the underwriters of our ADS offering in September 2021. The plaintiff’s complaint alleges that the registration statement for our ADS offering contained material misstatements or omissions in violation of the U.S. securities laws. The action remains at its preliminary stages. We believe the case is without merit and intend to vigorously defend the action.

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

B.          Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, or Companies Act, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our Ninth Amended and Restated Memorandum and Articles of Association, the form of which was included as Exhibit 3.1 to the Form 6-K (File No. 001-38237) we furnished to the Securities and Exchange Commission on February 14, 2022. Our shareholders adopted our Ninth Amended and Restated Memorandum and Articles of Association by a special resolution on February 14, 2022.

The following are summaries of material provisions of our Ninth Amended and Restated Memorandum and Articles of Association and the Companies Act as they relate to the material terms of our ordinary shares.

Registered Office and Objects

Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

According to Clause 3 of our Ninth Amended and Restated Memorandum of Association, the objects for which we are established are unrestricted and we have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

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

Ordinary Shares

General

All of our issued and outstanding ordinary shares are fully paid and non-assessable. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Our Ninth Amended and Restated Memorandum and Articles of Association prohibit us from issuing bearer shares. Our company will issue only shares in registered form, which will be issued when registered in our register of members.

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our Ninth Amended and Restated Memorandum and Articles of Association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium, a concept analogous to paid-in surplus in the United States. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they fall due in the ordinary course of business and we have funds lawfully available for such purpose.

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

Classes of Ordinary Shares; Conversion

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares carry equal rights and rank pari passu with one another, including the rights to dividends and other capital distributions. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. In addition, upon any direct or indirect sale, transfer, assignment or disposition of any number of Class B ordinary shares by a holder thereof or the direct or indirect transfer or assignment of the voting power attached to such Class B ordinary shares through voting proxy or otherwise to any person or entity which is not a permitted transferee, such Class B ordinary shares will automatically convert into an equal number of Class A ordinary shares. Permitted transferees of our founder, who currently beneficially owns all issued and outstanding Class B ordinary shares, include certain of his relatives so long as our founder retains control of the voting power over the Class B ordinary shares held by such permitted transferees.  Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances and no Class B ordinary shares will be issued after our initial public offering.

Voting Rights

Holders of our ordinary shares have the right to receive notice of, attend, speak and vote at general meetings of our company. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote for shareholders’ approval or authorization, except for certain class consents required under our memorandum and articles of association. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to 15 votes, on all matters subject to the vote at general meetings of our company. At any general meeting a resolution put to the vote of the meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast in a general meeting. A special resolution requires the affirmative vote of two-thirds of the votes cast in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our Ninth Amended and Restated Memorandum and Articles of Association. A special resolution will be required for important matters such as making changes to our memorandum and articles of association.

General Meetings and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Ninth Amended and Restated Memorandum and Articles of Association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Ninth Amended and Restated Memorandum and Articles of Association allow shareholders holding shares representing in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of the shareholders, in which case the directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our Ninth Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

A quorum required for a meeting of shareholders consists of one or more shareholders holding, in aggregate, not less than 40% of the votes attaching to all issued and outstanding shares of our company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least seven calendar days (exclusive of the day on which it is given or deemed to be given and of the day for which it is given) is required for the convening of our annual general meeting and other shareholders meetings.

Transfer of Ordinary Shares

Subject to the restrictions in our Ninth Amended and Restated Memorandum and Articles of Association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

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

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us; or

•	a fee of such maximum sum as the designated stock exchange may determine to be payable, or such lesser sum as the board of directors may from time to time require, is paid to us in respect thereof.

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

Issuance of Additional Shares

Our Ninth Amended and Restated Memorandum and Articles of Association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares. Our Ninth Amended and Restated Memorandum and Articles of Association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without further action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Liquidation

On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are an exempted company with “limited liability” incorporated under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our Ninth Amended and Restated Memorandum of Association contains a declaration that the liability of our members is so limited.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by our Ninth Amended and Restated Memorandum and Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

The rights attached to any class of shares may, unless otherwise provided by the terms of issue of the shares of or the rights attaching to that class, be materially adversely varied only with the written consent of the holders of a majority of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association, register of mortgages and charges, and special resolutions of our shareholders). However, we will provide our shareholders with annual audited financial statements. See “—H. Documents on Display.”

Changes in Capital

Our shareholders may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of its paid-up shares into stock and reconvert the stock into paid-up shares of any denomination;

•
sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our Ninth Amended and Restated Memorandum of Association; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; and

•
cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

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

D.          Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information on the Company—B. Business Overview—Regulation” for exchange control and currency restrictions in Indonesia, Taiwan, Vietnam, Thailand, Singapore and Malaysia.

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

Singapore Taxation

The following discussion is a summary of Singapore income tax, goods and services tax and stamp duty considerations relevant to the acquisition, ownership and disposition of ADSs or our ordinary shares. The statements made herein regarding taxation are general in nature and based upon certain aspects of the current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines or the interpretation of such laws or guidelines occurring after such date, which changes could be made on a retrospective basis. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to acquire, own or dispose of our ADSs or our ordinary shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective shareholders are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our ADSs and our ordinary shares, taking into account their own particular circumstances. It is emphasized that neither we, our counsels, nor any other persons involved in this annual report accept responsibility for any tax effects or liabilities resulting from the acquisition, holding or disposal of our ADSs or our ordinary shares.

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

Foreign-sourced dividends received or deemed to be received in Singapore by corporate investors who do not have a business presence in Singapore, are not tax resident in Singapore, and who do not have a permanent establishment or tax presence in Singapore, will generally not be subject to income tax in Singapore. Foreign-sourced dividends received or deemed to be received in Singapore by corporate investors who are tax residents in Singapore will generally be subject to Singapore income tax. Since Sea Limited is a company incorporated in the Cayman Islands, and the prevailing rate of tax in the Cayman Islands, being a tax of a similar character to the Singapore income tax, is 0%, dividends received in Singapore by resident corporate investors should be subject to Singapore income tax at the prevailing rate of 17%.

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

For corporate shareholders who are subject to Singapore income tax treatment under Section 34A or 34AA of the Singapore Income Tax Act in relation to the adoption of Singapore Financial Reporting Standard 39—Financial Instruments: Recognition and Measurement (FRS 39) or Singapore Financial Reporting Standard 109—Financial Instruments (FRS 109), for accounting purposes, they may be required to recognize gains or losses (not being gains or losses in the nature of capital) even though no sale or disposal of our ADSs or our ordinary shares has been made. Our corporate shareholders who may be subject to such provisions should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, ownership and disposition of our ADSs and our ordinary shares arising from the adoption of FRS 39 or FRS 109.

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

This discussion does not address all U.S. federal income tax considerations that may be applicable to U.S. Holders in light of their particular circumstances or U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

•	banks, insurance companies and other financial institutions;

•	entities treated as partnerships for U.S. federal income tax purposes, S corporations or other pass-through entities;

•	tax-exempt entities;

•	real estate investment trusts;

•	regulated investment companies;

•	brokers, dealers, or traders in securities that elect to use a mark-to-market method of accounting;

•	certain former citizens or residents of the United States;

•	persons that elect to mark their securities to market;

•	persons who hold ADSs or ordinary shares as part of a hedging, integrated, straddle, conversion or constructive sale transaction for U.S. federal income tax purposes;

•	persons that have a functional currency other than the U.S. dollar; and

•	persons that actually or constructively own 10% or more of our stock by vote or value.

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

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•
a trust, (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons have the authority to control all substantial decisions, or (ii) that has a valid election in effect under applicable Regulations to be treated as a U.S. person.

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

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes.

Based on our income and assets, and the value of the ADSs, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2021, and do not anticipate becoming a PFIC for the current taxable year or for the foreseeable future. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash, our risk of becoming classified as a PFIC may substantially increase. In addition, because we have valued our goodwill based on the market value of the ADSs, a decrease in the market value of the ADSs may also result in our becoming a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, such holder will be subject to special tax rules with respect to any “excess distribution” that such holder receives on the ADSs or ordinary shares and any gain such holder realizes from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless such holder makes a “mark-to-market” election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•
amounts allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be subject to tax as ordinary income; and

•
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

F.          Dividends and Paying Agents

Not applicable.

G.          Statement by Experts

Not applicable.

H.          Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File No. 333-220571), as amended, including the prospectus contained therein, together with the post-effective registration statement on Form F-1 (File No. 333-221029) to register additional securities that become effective immediately upon filing, to register our Class A ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File No. 333-220861) to register our ADSs and registration statements on Form S-8 (File No. 333-222071, No. 333-223551, No. 333-229137, No. 333-232859, No. 333-235799, No. 333-251873 and File No. 333-261969) to register our securities to be issued under our 2009 Plan.

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

Foreign Exchange Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities when revenue or expense is denominated in a foreign currency and our net investments in foreign subsidiaries. We have transactional currency exposures arising from sales or cost of revenue that are denominated in a currency other than the respective functional currencies of our subsidiaries, primarily Indonesian rupiah, New Taiwan dollar, Thai baht, Singapore dollar, Malaysian ringgit, Vietnamese dong, Philippines peso, and Brazil real. The foreign currencies in which these transactions are denominated are mainly U.S. dollar. Our sales and costs are denominated in the respective functional currencies of our subsidiaries. Our trade receivable and trade payable balances at the end of the reporting period have similar exposures. Such amounts include balances within the subsidiaries which, although eliminated from the consolidated balance sheets, will continue to contribute to foreign exchange risk exposures in the consolidated statements of operations and consolidated statements of comprehensive loss.

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

As of December 31, 2021, we had cash, cash equivalents and restricted cash of US$10,838.1 million. We had U.S. dollar-denominated cash, cash equivalents and restricted cash of US$7,676.8 million, Singapore dollar-denominated cash, cash equivalents and restricted cash of US$899.0 million, Indonesian rupiah-denominated cash, cash equivalents and restricted cash of US$630.0 million, Thailand baht-denominated cash, cash equivalents and restricted cash of US$377.2 million, and cash, cash equivalents and restricted cash denominated in other currencies of US$1,255.1 million. If the U.S. dollar had strengthened or weakened by 100 basis points against Singapore dollar, our cash, cash equivalents and restricted cash would have decreased or increased by US$9.0 million. If the U.S. dollar had strengthened or weakened by 100 basis points against Indonesian rupiah, our cash, cash equivalents and restricted cash would have decreased or increased by US$6.3 million. If the U.S. dollar had strengthened or weakened by 100 basis points against Thailand baht, our cash, cash equivalents and restricted cash would have decreased or increased by US$3.8 million. If the U.S. dollar had strengthened or weakened by 100 basis points against each of the other currencies in which we held cash, cash equivalents and restricted cash, our cash, cash equivalents and restricted cash would have decreased or increased by US$12.5 million.

Credit Risk

We are exposed to credit risk from our operating activities (primarily from trade and other receivables) and from our investing activities, including loans receivable, deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Our objective is to seek continual revenue growth while minimizing losses incurred due to increased credit risk exposure. Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, other receivables, loans receivable, held to maturity investments, available-for-sale investments, and amounts due from related parties. As of December 31, 2021, substantially all of our cash and cash equivalents were held at major financial institutions in their respective locations. We believe that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions.

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

See “Item 10. Additional Information” for a description of the rights of shareholders.

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

Our management, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2021. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls, and procedure are designed to provide reasonable assurance of achieving their objectives. Based on this evaluation, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2021.

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

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth in the “Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).

Based on the results of this assessment and on those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the company’s internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report.

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

	For the Year Ended December 31,
	2020	2021
	(US$ thousands)
Audit fees(1)	3,676	4,505
Tax fees(2)	59	97
Audit related fees(3)	58	7
Other fees(4)	803	579

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements. This category also included professional services rendered by our independent registered public accounting firm for statutory audits required by non-U.S. jurisdictions. In 2021, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	“Tax fees” means the aggregate fees billed for the tax services provided with respect to tax consulting and tax audit assistance.

(3)
“Audit-related fees” means the aggregate fees billed in each fiscal year listed for professional services rendered by our principal auditors related to the audit of our financial statements that are not reported under “audit fees.”

(4)	“Other fees” means the aggregate fees billed for transaction advisory services with respect to the review of our sustainability, regulatory compliance and transaction due diligence.

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

Section 303A.08 of the New York Stock Exchange Listed Company Manual requires a listed company to give shareholders an opportunity to vote on all equity-compensation plans and material revisions thereto. We are a Cayman Islands company, and there are no shareholder approval requirements for such matter. Pursuant to the exemption granted to foreign private issuers under Section 303A.00 of the New York Stock Exchange Listed Company Manual, we have followed our home country practice in lieu of the requirements of Sections 303A.08. In November 2017 and February 2018, we obtained approvals from our board of directors to increase the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2009 Plan. Most recently, in April 2022, our board of directors approved the amendment and restatement of the 2009 Plan to increase the maximum aggregate number of shares available under the 2009 Plan, pursuant to which on January 1 of each of 2023, 2024, 2025 and 2026, the maximum aggregate number of ordinary shares which may be issued under the 2009 Plan will increase by 3% of the total number of ordinary shares of all classes of the company outstanding on that day immediately before the increase. For additional information, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Sea Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1
Ninth Amended and Restated Memorandum and Articles of Association of Sea Limited (incorporated by reference to Exhibit 3.1 from our Form 6-K (File No. 001-38237) filed with the SEC on February 14, 2022)

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

2.4*	Description of Securities registered under Section 12 of the Exchange Act

4.1*	Second Amended and Restated Share Incentive Plan

4.2
Form of Indemnification Agreement between Sea Limited and each director and executive officer (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.3
Form of Employment Letter with each executive officer (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.4†
Software License and Distribution Agreement, dated as of January 20, 2010, by and between Riot Games, Inc. and Garena Online Private Limited, and amendments entered into from time to time (incorporated by reference to Exhibit 10.8 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.5†
Amended and Restated Mobile Game Development Agreement, dated as of March 8, 2018, by and between Garena Online Private Limited and Proxima Beta Private Limited (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F filed with the SEC on April 10, 2018)

4.6
Indenture, dated as of June 18, 2018, by and between Sea Limited and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F filed with the SEC on March 1, 2019)

4.7†
Master License Agreement, dated as of November 16, 2018, by and between Garena Online Private Limited and Shenzhen Tencent Computer Systems Company Limited (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F filed with the SEC on March 1, 2019)

4.8
Indenture, dated as of November 18, 2019, by and between Sea Limited and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F filed with the SEC on April 14, 2020)

4.9
Indenture, dated as of May 22, 2020, by and between Sea Limited and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F filed with the SEC on April 16, 2021)

4.10*	Indenture, dated as of September 14, 2021, by and between Sea Limited and Wilmington Trust, National Association

Exhibit Number	Description of Document
4.11*	First Supplemental Indenture, dated as of September 14, 2021, by and between Sea Limited and Wilmington Trust, National Association

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities of Sea Limited

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

Date: April 22, 2022

SEA LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sea Limited (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive loss, cash flows, and shareholders’ equity (deficit) for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 22, 2022 expressed an unqualified opinion thereon.

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

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

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

Recognition of Digital Entertainment (“DE”) Revenue

Description of the Matter
For the year ended December 31, 2021, the Company’s revenue arising from DE was $4,320.0 million.

As outlined in Note 2(o) of the consolidated financial statements, DE revenue is recognized over the performance obligation period. The Company has determined that an implied obligation exists to the paying users to continue providing hosting services and access to the purchased virtual goods within the online games over an estimated service period. Such service period is largely determined in accordance with the estimated average lifespan of the paying users of the said games or similar games.

Auditing the DE revenue recognition process was complex and involved judgement to determine the historical paying users’ inactive rate and playing behavior, in estimating the average lifespan of the paying users of the said games or similar games. In addition, the Company utilized various operating systems to process user data and transactions and relied on automated processes and controls over the completeness and accuracy of the historical user and game data, which were key inputs to the above-mentioned estimates.

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

To test the recognition of DE revenue, our audit procedures included, among others, testing the completeness and accuracy of the above-mentioned underlying historical user and game data and assessing the reasonableness of the historical data applied in estimating the average lifespan of the paying users of the said games or similar games. We also recalculated the amount of revenue to be deferred based on management’s estimated service periods and compared those amounts with the amounts recorded by the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited

Critical Audit Matters (continued)

Measurement of long-lived assets in E-commerce (“EC”) segment

Description of the Matter
As at December 31, 2021, the Company’s long-lived assets in EC segment amounted to approximately 75.7% of the Company’s long-lived assets. The long-lived assets include property and equipment, operating lease right-of-use assets and intangible assets.

As outlined in Note 2(m) to the consolidated financial statements, the Company evaluates its long-lived assets for impairment when there are events or changes in circumstances which indicate that the carrying amounts of the long-lived assets may not be recoverable. Due to the continued losses incurred by EC segment, the Company evaluated the related long-lived assets for impairment at the asset group level by comparing the carrying amount of the asset group to the recoverable value determined by forecasted undiscounted cash flows expected to be generated by this asset group.

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

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2010.

Singapore
April 22, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited

Opinion on Internal Control Over Financial Reporting

We have audited Sea Limited’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Sea Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive loss, cash flows, and shareholders’ equity (deficit) for each of the three years in the period ended December 31, 2021, and the related notes and our report dated April 22, 2022 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP

Singapore
April 22, 2022

SEA LIMITED

CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,
	Note	2020 $	2021 $
ASSETS
Current assets
Cash and cash equivalents		6,166,880	9,247,762
Restricted cash		859,192	1,551,635
Accounts receivable, net of allowance for credit losses of $7,978 and $5,772, as of December 31, 2020 and December 31, 2021 respectively	5	362,999	388,308
Prepaid expenses and other assets	6	1,054,229	1,401,863
Loans receivable, net of allowance for credit losses of $20,872 and $91,504, as of December 31, 2020 and December 31, 2021 respectively	7	285,937	1,500,954
Inventories, net		64,219	117,499
Short-term investments	8	126,099	911,281
Amounts due from related parties		19,449	16,095
Total current assets		8,939,004	15,135,397

Non-current assets
Property and equipment, net	9	386,401	1,029,963
Operating lease right-of-use assets, net	10	234,555	649,680
Intangible assets, net	11	39,773	52,517
Long-term investments	8	190,482	1,052,861
Prepaid expenses and other assets	6	204,804	124,521
Loans receivable, net of allowance for credit losses of $19,612 and $6,172, as of December 31, 2020 and December 31, 2021 respectively	7	117,149	28,964
Restricted cash		27,321	38,743
Deferred tax assets	19	99,904	103,755
Goodwill	4	216,278	539,624
Total non-current assets		1,516,667	3,620,628
Total assets		10,455,671	18,756,025

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,
	Note	2020 $	2021 $

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (including accounts payable of the Consolidated VIEs without recourse to the primary beneficiaries of $19,290 and $17,632 as of December 31, 2020 and 2021, respectively)		121,637	213,580
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $107,512 and $132,687 as of December 31, 2020 and 2021, respectively)	12	2,033,461	3,531,187
Advances from customers (including advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of $11,014 and $18,591 as of December 31, 2020 and 2021, respectively)		161,379	244,574
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of $2,347 and $435 as of December 31, 2020 and 2021, respectively)		42,613	74,738
Bank borrowings (including bank borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2020 and 2021, respectively)	13	–	100,000
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of $10,122 and $8,051 as of December 31, 2020 and 2021, respectively)	9	74,506	186,494
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $212,377 and $203,382 as of December 31, 2020 and 2021, respectively)		2,150,165	2,644,463
Income tax payable (including income tax payable of the Consolidated VIEs without recourse to the primary beneficiaries of $566 and $537 as of December 31, 2020 and 2021, respectively)		52,306	181,400
Total current liabilities		4,636,067	7,176,436

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,
	Note	2020 $	2021 $
Non-current liabilities
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $1,907 and $4,038 as of December 31, 2020 and 2021, respectively)	12	36,159	76,234
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of $16,916 and $12,527 as of December 31, 2020 and 2021, respectively)	9	177,870	491,313
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $55,200 and $36,189 as of December 31, 2020 and 2021, respectively)		343,297	104,826
Convertible notes (including convertible notes of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2020 and 2021, respectively)	14	1,840,406	3,475,708
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2020 and 2021, respectively)	19	1,526	6,992
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of $107 and $107 as of December 31, 2020 and 2021, respectively)		107	107
Total non-current liabilities		2,399,365	4,155,180
Total liabilities		7,035,432	11,331,616
Commitments and contingencies	24

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and par value)

		As of December 31,
	Note	2020 $	2021 $
Shareholders’ equity
Class A Ordinary shares (Par value of US$0.0005 per share; Authorized: 14,800,000,000 and 14,800,000,000 shares as of December 31, 2020 and 2021, respectively; Issued and outstanding: 359,755,767 and 409,762,257 shares as of December 31, 2020 and 2021, respectively)	16	179	204
Class B Ordinary shares (Par value of US$0.0005 per share; Authorized: 200,000,000 and 200,000,000 shares as of December 31, 2020 and 2021, respectively; Issued and outstanding: 152,175,703 and 147,975,703 shares as of December 31, 2020 and 2021, respectively)	16	76	74
Additional paid-in capital		8,526,571	14,622,292
Accumulated other comprehensive income (loss)	17	4,681	(28,519)
Statutory reserves	18	2,363	6,144
Accumulated deficit		(5,150,958)	(7,201,498)
Total Sea Limited shareholders’ equity		3,382,912	7,398,697
Non-controlling interests		37,327	25,712
Total shareholders’ equity		3,420,239	7,424,409
Total liabilities and shareholders’ equity		10,455,671	18,756,025

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in thousands of US dollars (“$”))

		Year ended December 31,
	Note	2019 $	2020 $	2021 $

Revenue
Service revenue
Digital entertainment		1,136,017	2,015,972	4,320,013
E-commerce and other services		822,659	1,777,330	4,564,617

Sales of goods		216,702	582,362	1,070,560
Total revenue		2,175,378	4,375,664	9,955,190

Cost of revenue
Cost of service
Digital entertainment		(435,905)	(702,329)	(1,230,082)
E-commerce and other services		(907,518)	(1,743,773)	(3,825,826)

Cost of goods sold		(227,035)	(580,657)	(1,003,547)
Total cost of revenue		(1,570,458)	(3,026,759)	(6,059,455)
Gross profit		604,920	1,348,905	3,895,735

Operating income (expenses)
Other operating income		15,890	189,645	287,946
Sales and marketing expenses		(969,543)	(1,830,875)	(3,829,743)
General and administrative expenses		(385,865)	(657,215)	(1,105,295)
Research and development expenses		(156,634)	(353,785)	(831,703)
Total operating expenses		(1,496,152)	(2,652,230)	(5,478,795)

Operating loss		(891,232)	(1,303,325)	(1,583,060)
Interest income		33,935	24,804	36,082
Interest expense		(48,208)	(148,243)	(138,945)
Net investment gain (loss)		11,794	(17,820)	(43,502)
Changes in fair value of convertible notes		(472,877)	(87)	–
Foreign exchange (loss) gain		(2,031)	(38,567)	14,241
Loss before income tax and share of results of equity investees		(1,368,619)	(1,483,238)	(1,715,184)

Income tax expense	19	(85,864)	(141,640)	(332,865)
Share of results of equity investees		(3,239)	721	5,019
Net loss		(1,457,722)	(1,624,157)	(2,043,030)

Net (profit) loss attributable to non-controlling interests		(5,077)	6,101	(3,729)
Net loss attributable to Sea Limited’s ordinary shareholders		(1,462,799)	(1,618,056)	(2,046,759)

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

		Year ended December 31,
	Note	2019 $	2020 $	2021 $
Loss per share:
Basic and diluted	20	(3.35)	(3.39)	(3.84)
Weighted average shares used in loss per share computation:
Basic and diluted		436,601,801	477,264,888	532,705,796

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2019 $	2020 $	2021 $

Net loss	(1,457,722)	(1,624,157)	(2,043,030)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments:
Translation gain (loss)	3,230	2,532	(32,972)
Net change	3,230	2,532	(32,972)
Available-for-sale investments:
Change in unrealized loss	(12,869)	(4,393)	(1,386)
Reclassification adjustment to net loss	–	–	236
Net change	(12,869)	(4,393)	(1,150)
Total other comprehensive loss, net of tax	(9,639)	(1,861)	(34,122)

Total comprehensive (income) loss attributable to non-controlling interests	(5,188)	7,146	(3,148)
Total comprehensive loss attributable to Sea Limited’s ordinary shareholders	(1,472,549)	(1,618,872)	(2,080,300)

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2019 $	2020 $	2021 $

Cash flows from operating activities
Net loss	(1,457,722)	(1,624,157)	(2,043,030)
Adjustments to reconcile net loss to net cash generated from operating activities:
Allowance for credit losses	3,581	57,509	117,427
Amortization of discount on convertible notes	33,334	88,198	100,141
Amortization of intangible assets	4,849	11,694	18,350
Changes in fair value of convertible notes	472,877	87	–
Deferred income tax	(4,333)	(27,451)	(975)
Depreciation of property and equipment	116,783	169,067	260,682
Gain on disposal of subsidiaries	–	(62,115)	(1,598)
Gain on re-measurement of equity interests	(4,500)	(3,003)	–
Impairment loss on intangible assets	–	5,713	–
Impairment loss on inventories	2,184	4,714	6,203
Impairment loss on investments	1,155	61,238	–
Net (gain) loss on disposal of investments	(129)	(84)	12,212
Net foreign exchange differences	(292)	11,298	(45,214)
Net loss on debt extinguishment	–	24,400	2,069
Net unrealized loss on equity securities	–	24,150	30,449
Share-based compensation	117,069	290,246	470,324
Share of results of equity investees	3,239	(721)	(5,019)
Others	(293)	(1,080)	10,408
Operating cash flows before changes in working capital:	(712,198)	(970,297)	(1,067,571)

Inventories	11,762	(38,528)	(62,735)
Accounts receivable	(86,546)	(174,767)	(37,066)
Prepaid expenses and other assets	(214,926)	(527,139)	(395,803)
Amounts due from related parties	538	(10,897)	2,185
Operating lease right-of-use assets	(62,140)	(45,203)	(418,846)
Accounts payable	31,381	50,860	99,639
Accrued expenses and other payables	354,151	943,586	1,106,376
Advances from customers	34,263	92,851	93,572
Operating lease liabilities	70,901	46,352	429,366
Deferred revenue	637,214	1,162,399	314,048
Income tax payable	17,207	25,505	105,927
Amounts due to related parties	(11,742)	1,146	39,557
Net cash generated from operating activities	69,865	555,868	208,649

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2019 $	2020 $	2021 $

Cash flows from investing activities
Purchase of property and equipment	(239,844)	(336,274)	(772,177)
Purchase of intangible assets and capitalized software costs	(7,254)	(20,780)	(34,999)
Purchase of investments	(118,462)	(219,548)	(2,505,358)
Proceeds from disposal of property and equipment	1,236	1,732	620
Proceeds from sale and maturity of investments	640	19,541	798,178
Distributions from investments	465	1,294	1,632
Acquisition of businesses, net of cash acquired	–	(92,190)	(22,763)
Disposal of subsidiaries, net of cash disposed	–	15,008	(11,775)
Change in loans receivable	–	(255,695)	(1,220,631)
Net cash used in investing activities	(363,219)	(886,912)	(3,767,273)

Cash flows from financing activities
Repayment of borrowings and finance lease obligations	(2,871)	(31,833)	(1,247)
Proceeds from borrowings	868	1,224	115,282
Proceeds from issuance of convertible notes, net	1,138,500	1,141,362	2,846,250
Transaction with non-controlling interests	–	(20,736)	–
Purchase of capped call	(97,060)	(135,700)	–
Contribution by non-controlling interest	1,356	4,631	339
Payments for exchange and conversion of convertible notes	–	(50,009)	(1,935)
Proceeds from issuance of ordinary shares, net	1,538,802	2,970,248	4,050,055
Change in deposits payable	–	(146,055)	392,845
Net cash generated from financing activities	2,579,595	3,733,132	7,401,589
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	25,025	80,727	(58,218)
Net increase in cash, cash equivalents and restricted cash	2,311,266	3,482,815	3,784,747
Cash, cash equivalents and restricted cash at beginning of the year	1,259,312	3,570,578	7,053,393
Cash, cash equivalents and restricted cash at end of the year	3,570,578	7,053,393	10,838,140

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2019 $	2020 $	2021 $

Supplement disclosures of cash flow information:
Income taxes paid	(74,349)	(144,874)	(207,381)
Interest paid	(13,501)	(42,003)	(44,981)

Supplement disclosures of non-cash activities:
Purchase of property and equipment included in accrued expenses and other payables	(9,804)	1,834	38,742
Purchase of property and equipment included in prepayments	3,851	(83,782)	58,249
Purchase of property and equipment by exercise of exchangeable loan	–	–	(20,722)
Purchase of intangible assets included in accrued expenses and other payables	(422)	484	183
Purchase of intangible assets included in prepayments	51	(6,638)	(3,875)
Conversion and exchange of convertible notes into ordinary shares	(1,080,112)	(464,930)	(826,124)
Acquisition of subsidiaries by conversion of convertible notes or issuance of shares	–	72,000	270,733
Proceeds from disposal of a subsidiary included in prepaid expenses and other assets	–	12,870	–
Transfers of loans receivable to prepaid expenses and other assets	–	8,830	186

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ (deficit) equity	Non- controlling interests	Total Shareholders’ (deficit) equity
			$	$	$	$	$	$	$	$

Balance as of January 1, 2019		342,598,768	170	1,809,232	15,199	46	(2,067,786)	(243,139)	3,684	(239,455)

Net loss for the year		–	–	–	–	–	(1,462,799)	(1,462,799)	5,077	(1,457,722)
Other comprehensive (loss) income		−	–	–	(9,750)	–	–	(9,750)	111	(9,639)
Conversion of convertible notes into Class A ordinary shares		45,645,884	23	1,080,089	–	–	–	1,080,112	–	1,080,112
Issuance of Class A ordinary shares, net of issuance costs		69,000,000	35	1,517,923	–	–	–	1,517,958	–	1,517,958
Capital contributed by non-controlling interest		–	–	–	–	–	–	–	1,356	1,356
Equity component of convertible notes	14	–	–	240,582	–	–	–	240,582	–	240,582
Purchase of capped calls related to issuance of convertible notes	14	–	–	(97,060)	–	–	–	(97,060)	–	(97,060)
Shares issued to depositary bank		6,000,000	–	–	–	–	–	–	–	–
Exercise of share options		3,736,976	2	20,843	–	–	–	20,845	–	20,845
Restricted share awards and restricted share units issued		1,983,639	–	–	–	–	–	–	–	–
Share-based compensation		–	–	115,675	–	–	–	115,675	–	115,675
Settlement of share incentives with shares held by depositary bank		(5,720,615)	–	–	–	–	–	–	–	–
Balance as of December 31, 2019		463,244,652	230	4,687,284	5,449	46	(3,530,585)	1,162,424	10,228	1,172,652

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity	Non- controlling interests	Total Shareholders’ equity
			$	$	$	$	$	$	$	$

Balance as of January 1, 2020		463,244,652	230	4,687,284	5,449	46	(3,530,585)	1,162,424	10,228	1,172,652

Net loss for the year		–	–	–	–	–	(1,618,056)	(1,618,056)	(6,101)	(1,624,157)
Other comprehensive loss		–	–	–	(816)	–	–	(816)	(1,045)	(1,861)
Acquisition of subsidiaries		–	–	–	–	–	–	–	39,594	39,594
Appropriation of statutory reserves		–	–	–	–	2,317	(2,317)	–	–	–
Equity component of convertible notes	14	–	–	284,727	–	–	–	284,727	–	284,727
Purchase of capped calls related to issuance of convertible notes	14	–	–	(135,700)	–	–	–	(135,700)	–	(135,700)
Conversion of convertible notes into Class A ordinary shares		27,406,818	14	464,916	–	–	–	464,930	–	464,930
Issuance of Class A ordinary shares, net of issuance costs	16	15,180,000	8	2,908,291	–	–	–	2,908,299	–	2,908,299
Capital contributed by non-controlling interest		–	–	–	–	–	–	–	4,631	4,631
Transactions with non-controlling interests		–	–	(20,294)	48	–	–	(20,246)	(490)	(20,736)
Disposal of interest in a subsidiary		–	–	–	–	–	–	–	(11,971)	(11,971)
Shares issued to depositary bank		6,000,000	–	–	–	–	–	–	–	–
Exercise of share options		2,861,169	1	61,948	–	–	–	61,949	–	61,949
Restricted share awards and restricted share units issued		3,247,992	2	(2)	–	–	–	–	–	–
Share-based compensation		–	–	275,401	–	–	–	275,401	2,481	277,882
Settlement of share incentives with shares held by depositary bank		(6,009,161)	–	–	–	–	–	–	–	–
Balance as of December 31, 2020		511,931,470	255	8,526,571	4,681	2,363	(5,150,958)	3,382,912	37,327	3,420,239

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity	Non- controlling interests	Total Shareholders’ equity
			$	$	$	$	$	$	$	$

Balance as of January 1, 2021		511,931,470	255	8,526,571	4,681	2,363	(5,150,958)	3,382,912	37,327	3,420,239

Net loss for the year		–	–	–	–	–	(2,046,759)	(2,046,759)	3,729	(2,043,030)
Other comprehensive loss		–	–	–	(33,541)	–	–	(33,541)	(581)	(34,122)
Acquisition of subsidiaries		1,051,731	1	270,732	–	–	–	270,733	–	270,733
Appropriation of statutory reserves		–	–	–	–	3,781	(3,781)	–	–	–
Equity component of convertible notes	14	–	–	486,758	–	–	–	486,758	–	486,758
Issuance of Class A ordinary shares, net of issuance costs	16	12,650,000	6	3,972,410	–	–	–	3,972,416	–	3,972,416
Conversion of convertible notes into Class A ordinary shares		20,039,849	10	826,114	–	–	–	826,124	–	826,124
Capital contributed by non-controlling interest		–	–	–	–	–	–	–	339	339
Transactions with non-controlling interests		–	–	6,761	341	–	–	7,102	(15,102)	(8,000)
Shares issued to depositary bank		12,000,000	–	–	–	–	–	–	–	–
Exercise of share options		8,027,170	4	77,635	–	–	–	77,639	–	77,639
Restricted share awards and restricted share units issued		4,125,722	2	(2)	–	–	–	–	–	–
Share-based compensation		–	–	455,313	–	–	–	455,313	–	455,313
Settlement of share incentives with shares held by depositary bank		(12,087,982)	–	–	–	–	–	–	–	–
Balance as of December 31, 2021		557,737,960	278	14,622,292	(28,519)	6,144	(7,201,498)	7,398,697	25,712	7,424,409

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION

Sea Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on May 8, 2009 and conducts its business primarily through its subsidiaries and variable interest entities (“VIEs”) in markets including Southeast Asia, Taiwan and Latin America. The Company is principally engaged in the digital entertainment, e-commerce and digital financial service businesses.

(a)	As of December 31, 2021, significant subsidiaries of the Company include the following entities:

Entity	Date of Incorporation/ Acquisition	Place of incorporation	Percentage of direct ownership by the Company		Principal activities
			2020	2021

Garena Online Private Limited (“Garena Online”)	May 8, 2009	Singapore	100	100	Game operations and software development

Shopee Limited	January 16, 2015	Cayman Islands	100	100	Investment holding company

Shopee Singapore Private Limited	February 5, 2015	Singapore	100	100	Online platform

PT Shopee International Indonesia	August 5, 2015	Indonesia	100	100	Online platform

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(b)	VIE structure

The Company operates in various markets that have certain restrictions on foreign ownership of local companies. To comply with these foreign ownership restrictions, the Company conducts certain businesses through VIEs using contractual agreements (the “VIE Agreements”).

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

The VIEs agree to pay a monthly fee to the primary beneficiary at an amount determined at the primary beneficiary’s sole discretion after taking into account factors including the complexity and difficulty of the services provided, the level of and time consumed by its employees or third-party service providers designated by the primary beneficiary providing the services, the content and value of services and licenses provided and the market price of the similar type of services or licenses.

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

The following tables represent the financial information of the VIEs whom the Company does not have majority voting interest as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 before eliminating the intercompany balances and transactions between the VIEs and other entities within the group:

	As of December 31,
	2020	2021
	$	$
ASSETS:
Current assets:
Cash and cash equivalents	94,502	141,985
Amounts due from intercompanies(1)	44,928	159,349
Others	79,484	69,746
Total current assets	218,914	371,080

Non-current assets:
Property and equipment, net	35,453	40,246
Long-term investments	16,080	14,141
Deferred tax assets	47,948	43,961
Others	37,662	23,611
Total non-current assets	137,143	121,959
Total assets	356,057	493,039

LIABILITIES:
Current liabilities:
Accrued expenses and other payables	91,186	104,186
Deferred revenue	212,377	203,382
Amounts due to intercompanies(1)	70,019	157,251
Others	31,104	20,076
Total current liabilities	404,686	484,895

Non-current liabilities:
Deferred revenue	55,200	36,189
Amounts due to intercompanies(1)	15,710	27,596
Others	18,418	7,910
Total non-current liabilities	89,328	71,695
Total liabilities	494,014	556,590

(1)
Amounts due from or to intercompanies consist of intercompany receivables or payables to the other companies within the group arising from intercompany transactions, and funds advanced for working capital purpose.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(c)	VIE disclosures (continued)

	Year ended December 31,
	2019	2020	2021
	$	$	$
Revenue
- Third party customers	443,401	562,347	690,383
- Intercompanies	118,833	145,848	195,639
Net (loss) profit	(2,108)	(30,435)	22,390

	Year ended December 31,
	2019	2020	2021
	$	$	$
Net cash (used in) generated from operating activities	(77,708)	134,060	61,875
Net cash used in investing activities	(69,181)	(27,399)	(14,847)
Net cash generated from (used in) financing activities	199,406	(13,023)	15,030

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)	Principles of consolidation

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

Exchange differences arising on monetary items that form part of the Company’s net investment in foreign operations are recognized initially in other comprehensive income and accumulated under accumulated other comprehensive income (loss) in equity. The other comprehensive gain or loss arising from exchange differences is reclassified from equity to profit or loss of the Company on disposal of the foreign operation.

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

Restricted cash mainly comprise monies received held in escrow in connection with the Company’s e-commerce business and advances received from customers in connection with the Company’s digital financial services business that are restricted and not available for the Company’s use.

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

The Company has also elected the practical expedients, which amongst other things, allowed the use of fair value of collateral at the reporting date when recording the net carrying amount of the receivables and determining the allowance for credit losses for a financial asset for which the repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty based on the Company’s assessment as of the reporting date (collateral-dependent financial asset).

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

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

- Computers	3 to 5 years
- Office equipment, furniture and fittings	3 years
- Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
- Transportation assets	4 to 10 years
- Warehouse equipment	3 to 8 years
- Land use right	15 to 30 years
- Building	15 to 20 years

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

No impairment of goodwill was recorded in the years ended December 31, 2020 and 2021.

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

Costs incurred in connection with the planning and implementation phases of the development of software for internal use are expensed. Costs incurred in the development phase are capitalized. Capitalization ceases and the costs are amortized over the software’s estimated useful life when the software is ready for its intended use.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Intangible assets (continued)

Costs incurred internally in researching and developing a software product are charged to expense as research and development costs prior to technological feasibility being established for the product. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Technological feasibility is established upon completion of all the activities that are necessary to substantiate that the software product can be produced in accordance with its design specifications, including functions, features, and technical performance requirements. None of such costs were capitalized for any of the periods presented.

Intangible assets with finite useful lives are amortized over the estimated economic lives of the intangible assets as follows:

- Licensing fee	Over the shorter of licensing period or the estimated useful lives of the intangible assets
- IP right	1 to 6 years
- Trademarks	7 to 10 years
- Technology	6 years
- Software	3 to 6 years
- Customer relationships	3 to 8 years

The useful lives and methods of amortization of intangible assets are reviewed at each financial year end and adjusted prospectively, if appropriate.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Investments

The Company’s investments consist of available-for-sale investments, held-to-maturity investments, equity security investments, investments carried at fair value and equity method investments.

In accordance with ASC 320, Investments - Debt Securities, the Company classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses, if any, on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and measured at fair value. Unrealized holding gains and losses for trading securities are included in earnings. Investments not classified as trading or as held-to-maturity are classified as available-for-sale investments. Available-for-sale investment is reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

Credit losses related to available-for-sale investments to be recorded through an allowance for credit losses. The Company compares the present value of cash flows expected to be collected from the investment with the amortized cost basis of the security to determine if a credit loss exists. If the present value of cash flows expected to be collected is less than the amortized cost basis of the investment, a credit loss exists and an allowance for credit losses are recorded for the credit loss, limited by the amount that the fair value is less than amortized cost basis. An available-for-sale investment is written off in the period the investment is deemed uncollectible. The Company has the ability and intent to hold these investments with unrealized losses for a reasonable period of time sufficient for the recovery of their amortized cost bases. An impairment loss of $1,087, $51,000 and nil had been recognized during the years ended December 31, 2019, 2020 and 2021 respectively.

In accordance with ASC 946-320, Financial Services—Investment Companies, Investments—Debt and Equity Securities, the Company accounts for non-marketable equity securities held by consolidated investment company at fair value. These non-marketable equity securities were initially recorded at their transaction price net of transaction costs, if any.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Investments (continued)

In accordance with ASC 321, Investments – Equity Securities, for investments in an investee over which the Company does not have significant influence, the Company carries the investment at fair value with unrealized gains and losses included in earnings. In accordance with ASC 820, Fair Value Measurements, for investments that do not have readily determinable fair value, the Company has elected to measure its equity security investments at net asset value (or its equivalent), if it qualifies for the NAV practical expedient or at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same investee. The Company’s management regularly evaluates the impairment of its equity security investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment. An impairment loss of nil, $6,845 and nil had been recognized during the years ended December 31, 2019, 2020 and 2021, respectively.

Investments in equity investees represent investments in (a) entities in which the Company can exercise significant influence but does not own a majority equity interest or control and (b) limited partnership in which the Company holds a five percent or greater interest. Such investments are accounted for using the equity method of accounting in accordance with ASC 323-10, Investments – Equity Method and Joint Ventures: Overall. Under the equity method, the Company initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheets. The Company evaluates its equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of operations when the decline in value is determined to be other-than-temporary. An impairment loss of $68, $3,393 and nil had been recognized during the years ended December 31, 2019, 2020 and 2021, respectively.

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

Available-for-sale investments are initially recognized at acquisition cost and subsequently remeasured at the end of each reporting period with the change in fair value recognized in accumulated other comprehensive income (loss). Marketable equity securities, investments carried at fair value, certain other assets and share appreciation rights are measured at fair value with corresponding changes in the assets and liabilities’ fair values reflected in consolidated statements of operations. Convertible notes consist of 2023 Convertible Notes, 2024 Convertible Notes, 2025 Convertible Notes and 2026 Convertible Notes (collectively referred to as “Convertible Notes”) as defined in Note 14 of the consolidated financial statements. For the Convertible Notes, the liability component of the convertible notes was initially measured at fair value and subsequently amortized to its redemption amount using the effective interest rate method.

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

The Company offers many ways for users to purchase virtual goods (consisting of virtual currencies and virtual items), including the ShopeePay and Shopee platform, other online payment gateways, bank transfers, credit cards, mobile phone billing and prepaid cards, including its own prepaid cards, which are sold through agents. As the Company controls the service of providing games to the users, and it has a direct contractual arrangement with the paying users and has the right to determine the price to be paid by such users, the gross proceeds collected from these channels represent revenue to be recognized by the Company and the amounts retained by these channels based on a predetermined percentage represent cost of revenue to be recognized by the Company.

Proceeds from these sales are initially recognized as “Advances from customers” and subsequently reclassified to “Deferred revenue” when the users make in-game purchases of the virtual goods within the games operated by the Company and such purchases are no longer refundable. Deferred revenue recognized as revenue during the respective years ended December 31, 2020 and December 31, 2021 was $998,956 and $2,296,486.

For the licensed games, the Company records revenue inclusive of the royalties payable to game developers, which are based on revenue-sharing ratios, as it controls the service of providing the games to the users, and is primarily responsible to the customers and has latitude in establishing the pricing of the virtual goods.

Revenue is recognized over the performance obligation period. For purposes of determining the performance obligation period, the Company has determined that an implied obligation exists to the paying users to continue providing hosting services and access to the purchased virtual goods within the online games over an estimated service period. Such service period is determined in accordance with the estimated average lifespan of the virtual items sold or the estimated average lifespan of the paying users of the said games or similar games.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Revenue recognition (continued)

(i)	Digital entertainment revenue (continued)

(a)	Item-based revenue model

Virtual items have different lifespan patterns: time-based, consumable and durable. Time-based virtual items are items with a stated expiration time, for which revenue is recognized ratably over the period based on the time unit of the virtual items. Consumable virtual items are items that can be consumed by a specific user action, and have limitations on repeated use. Revenue attributable to consumable virtual items is recognized upon consumption. Durable virtual items are items that provide the user with continuing benefits over an extended period of time. Revenue attributable to durable virtual items is recognized ratably over their average lifespan, which are estimated based on the users’ historical usage pattern and playing behaviors for the virtual items. The Company assesses the estimated average lifespan of the durable virtual items on a quarterly basis.

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

The Company believes the current revenue recognition provides reasonable depiction of the service transferred patterns to the customers and represents the best estimation of the time period the customers are likely to play the respective games. Determining the estimated service period is subjective and requires management's judgment. Future users’ usage patterns and playing behavior may change and differ from the historical usage patterns and playing behavior, and therefore the estimated service period may change accordingly in the future.

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

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses. As part of the advertising expenditure, sales incentives given to end users as a result of a concurrent sale are recognized as reductions of the corresponding consideration that the Company expects to receive. To the extent the sales incentives exceed the corresponding consideration that the Company expects to receive, the excess will be recorded in sales and marketing expenses.

(r)	Research and development expenses

Research and development expenses consist primarily of payroll and related personnel costs related to product development. Research and development expenses are expensed as incurred, except for qualifying costs relating to the development of software for internal use as described in Note 2(k).

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

The Company has lease agreements with lease and non-lease components. The Company has elected to account for lease and non-lease components as a single lease component for data center leases only. In addition, leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets; the Company recognizes lease expense for these leases on a straight-line basis over the lease term. Certain lease agreements contain rent holidays and escalating rent are considered when determining the straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease incentives.

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

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible notes using the if-converted method and outstanding share based awards, using the treasury stock method, when the impact is dilutive. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)	Segment reporting

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

(x)	Employee benefits

(i)	Defined contribution plan

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

(y)	Recent accounting pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40) - Accounting For Convertible Instruments and Contracts in an Entity's Own Equity ("ASU 2020-06"), which simplifies the accounting and disclosures for convertible instruments and contracts in an entity's own equity.

The Company will adopt ASU 2020-06 on January 1, 2022 using the modified retrospective method. Upon the adoption, it is expected to reduce the additional paid-in capital and accumulated deficit, and increases the Convertible Notes balances. The adoption of the ASU 2020-06 will also result in the reduction of interest expense in the subsequent years until the Convertible Notes have been settled.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

3.	CONCENTRATION OF RISKS

(a)	Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, other receivables, loans receivable, held to maturity investments, available-for-sale investments, and amounts due from related parties. As of December 31, 2020 and 2021, substantially all of the Company’s cash and cash equivalents were held at major financial institutions in their respective locations. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

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

(ii)
Supplier risk - The Company’s digital entertainment business license certain games from third-party game developers. The term of the game license agreements with the game developers ranges from two to seven years and is renewable upon both parties’ consent. The Company may not be able to develop or procure new games or renew existing licenses on terms acceptable to both parties. The Company’s game developer partners may terminate our agreements prior to their expiration if the Company is not in compliance with the relevant terms or conditions and the Company may fail to remedy such non-compliance in time, or the game developer partners may refuse to renew the agreements. The Company’s ecommerce and digital financial service businesses engages third-party logistics service providers, payment channels and other third-parties as its service providers. No individual third-party game developer,  third-party logistics services provider or other third-party business partner accounted for more than 10% of the Company’s net cost of revenue for the years ended December 31, 2019, 2020 and 2021.

(iii)
Customer risk - No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2019, 2020 and 2021. The Company relied on several distribution channels to publish our mobile games. Revenue generated through one of the distribution channel accounted for approximately 21%, 22% and 19% of the Company’s net revenues for the years ended December 31, 2019, 2020, and 2021 respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (continued)

(b)	Business, supplier, customer and economic risk (continued)

(iv)
Political, economic, social, legal and regulatory uncertainties - The Company’s businesses could be adversely affected by the varying political, economic, social, legal and regulatory uncertainties in the diverse markets that it operates in. In addition, the Company may be unsuccessful in adapting its business practices, culture and operations.

(v)
Regulatory restrictions - Certain laws, rules and regulations currently prohibit foreign ownership of companies in some of the markets where the Company operates. As a result, this may hinder the Company’s expansions in new markets.

(c)	Currency convertibility risk

A significant portion of the Company’s revenue and expenses are denominated in currencies subject to exchange control. If revenue denominated in such currencies increase or expenses denominated in such currencies decrease in the future, the Company may need to convert a portion of our revenue into other currencies to meet our foreign currency obligations. Currently, in Taiwan, a single remittance by a company for an amount over $1 million or its equivalent in foreign currency shall be reported and documents supporting the accuracy of such report shall be provided to the bank handling such remittance before the remittance is conducted. In addition, remittances by a company in annual aggregate amount exceeding $50 million or its equivalent in foreign currency may not be processed without the approval of the Central Bank of the Republic of China (Taiwan). In Vietnam, exchanging Vietnamese dong into foreign currency must be conducted at a licensed credit institution such as a licensed commercial bank. Conversion of Thai baht to another currency is subject to regulations promulgated by the Ministry of Finance and Bank of Thailand. Conversion of Indonesian rupiah into any foreign currency that exceeds certain specific threshold is required to have an underlying transaction and supported by underlying transaction documents. In Malaysia, the foreign exchange policy requires the approval of the Central Bank of Malaysia (“BNM”) for cross border remittances which are either set out in the foreign exchange notices or applied for on an ad hoc basis. BNM has the discretion whether to grant its approval, and to impose any condition on such approval so there is no assurance that its approval will be granted. The Company may be unable to convert such local currencies into U.S. dollars or other foreign currencies to pay dividends or for other purposes on a timely basis or at all.

(d)	Foreign currency risk

The Company operates in multiple markets, which exposes it to the effects of fluctuations in currency exchange rates as it reports its financials and key operational metrics in USD. The Company earns revenue denominated in local currencies of Southeast Asia, Taiwan and Brazil, among other currencies, while some of its costs and expenses are paid in other foreign currencies. The Company generally pays license fees to game developers in USD and incur expenses for employee compensation and other operating expenses in the local currencies in the markets in which it operates. Fluctuations in the exchange rates among the various currencies that the Company uses could cause fluctuations in its operational and financial results.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

4.	GOODWILL AND ACQUISITIONS

The changes in the carrying amount of goodwill are as follows:

	As of December 31,
	2020	2021
	$	$

At the beginning of the financial year	30,952	216,278
Acquisition	200,573	327,026
Disposals	(15,247)	–
Foreign currency translation	–	(3,680)
At the end of the financial year	216,278	539,624

During the year ended December 31, 2021, the Company acquired five companies and its underlying subsidiaries for an aggregate consideration of $356,721. As a result, these companies were consolidated as subsidiaries of the Company from the date of acquisition. These acquisitions support the growth of the Company.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

$
Cash and cash equivalent	53,757
Others	6,383
Total assets acquired	60,140

Income tax payable	(25,682)
Others	(4,763)
Total liabilities assumed	(30,445)
Net assets acquired	29,695

Fulfilled by:
Share consideration(1)	270,733
Cash consideration	85,988
Goodwill	327,026

(1)	Measured based on the fair value of the Company’s ordinary shares on the date of acquisition.

The goodwill, which is not tax deductible, is mainly attributable to synergies expected to be achieved from the acquisition. The goodwill is allocated within the Digital Entertainment, Digital Financial Services and Other services segments.

The revenue and results since the acquisition date included in the consolidated statement of comprehensive loss for the year ended December 31, 2021 were insignificant. The Company’s revenue and results for the period would not be materially different should the acquisition has otherwise occurred on January 1, 2021.

The related transaction costs of the acquisition were not material to the Company’s consolidated financial statements.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for credit losses consist of the following:

	As of December 31,
	2020 $	2021 $

Accounts receivable	370,977	394,080
Allowance for credit losses	(7,978)	(5,772)
	362,999	388,308

As of December 31, 2020 and 2021, all accounts receivable were due from third party customers.

An analysis of the allowance for credit losses is as follows:

$
Balance as of January 1, 2019	2,400
Provision for credit losses	3,256
Write-off of accounts receivable	(1,537)
Exchange differences	(36)
Balance as of December 31, 2019	4,083
Provision for credit losses	5,155
Write-off of accounts receivable	(1,415)
Exchange differences	155
Balance as of December 31, 2020	7,978
Provision for credit losses	(975)
Write-off of accounts receivable	(998)
Exchange differences	(233)
Balance as of December 31, 2021	5,772

Additions to the Company’s allowance for credit losses were recorded within general and administrative expenses.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	PREPAID EXPENSES AND OTHER ASSETS

	As of December 31,
	2020 $	2021 $
Current:
Deferred channel costs	441,873	517,545
Other receivables	459,478	570,176
Prepaid cost of revenue, sales and marketing expense and others	69,658	120,753
Security deposits	7,008	18,725
Tax receivable	53,962	145,401
Others	22,250	29,263
	1,054,229	1,401,863

Non-current:
Deferred channel costs	65,446	14,367
Other receivables	1,421	3,303
Prepayment of intangible asset	6,642	10,517
Prepayment for purchase of property and equipment (including renovation-in-progress)	91,788	33,539
Security deposits	33,476	48,770
Others	6,031	14,025
	204,804	124,521

7.	LOANS RECEIVABLE, NET

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

The following table presents the loans receivable by each of the category:

	As of December 31,
	2020 $	2021 $

Commercial	183,710	107,357
Consumer	259,860	1,520,237
	443,570	1,627,594
Allowance for credit losses	(40,484)	(97,676)
	403,086	1,529,918

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.	LOANS RECEIVABLE, NET (continued)

The following table is a summary of the delinquency status of the loans receivable by year of origination:

	As of December 31, 2020
	Year of origination
Commercial	2020 $	2019 $	2018 $	2017 $	2016 $	Prior $	Total $
Delinquency:
Current	121,586	22,746	11,949	11,354	2,554	361	170,550
Past due
- 1 to 30 days	4,188	358	243	263	11	1	5,064
- 31 to 60 days	2,420	399	112	77	39	2	3,049
- 61 to 90 days	1,363	–	250	175	12	–	1,800
- More than 90 days	2,024	356	429	144	96	198	3,247
	131,581	23,859	12,983	12,013	2,712	562	183,710

Consumer
Delinquency:
Current	208,380	16,812	12,792	7,554	1,883	60	247,481
Past due
- 1 to 30 days	2,609	638	896	140	62	–	4,345
- 31 to 60 days	986	1,019	1,890	759	179	–	4,833
- 61 to 90 days	901	206	237	74	40	–	1,458
- More than 90 days	1,088	261	111	47	69	167	1,743
	213,964	18,936	15,926	8,574	2,233	227	259,860

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.	LOANS RECEIVABLE, NET (continued)

	As of December 31, 2021
	Year of origination
Commercial	2021 $	2020 $	2019 $	2018 $	2017 $	Prior $	Total $
Delinquency:
Current	18,642	66,088	10,332	3,744	1,985	1,127	101,918
Past due
- 1 to 30 days	11	143	277	102	96	–	629
- 31 to 60 days	36	1,187	2	–	73	–	1,298
- 61 to 90 days	11	215	155	38	11	–	430
- More than 90 days	71	616	1,685	627	38	45	3,082
	18,771	68,249	12,451	4,511	2,203	1,172	107,357

Consumer
Delinquency:
Current	1,414,709	1,091	6,501	4,551	2,098	96	1,429,046
Past due
- 1 to 30 days	28,758	418	263	265	76	32	29,812
- 31 to 60 days	17,632	105	1,017	1,290	475	85	20,604
- 61 to 90 days	11,956	38	183	100	8	1	12,286
- More than 90 days	27,008	1,158	58	122	88	55	28,489
	1,500,063	2,810	8,022	6,328	2,745	269	1,520,237

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.	LOANS RECEIVABLE, NET (continued)

An analysis of the loans receivable’s allowance for credit losses by portfolio segment is as follows:

	Commercial $	Consumer $	Total $
Balance as of January 1, 2019 and December 31, 2019	–	–	–
Acquisition of subsidiaries	17,056	9,354	26,410
Provision for credit losses	26,063	25,005	51,068
Write-off of loans receivable	(14,801)	(22,575)	(37,376)
Exchange differences	6	376	382
Balance as of December 31, 2020	28,324	12,160	40,484

Provision for credit losses	7,343	107,722	115,065
Write-off of loans receivable	(27,311)	(29,497)	(56,808)
Exchange differences	(657)	(408)	(1,065)
Balance as of December 31,2021	7,699	89,977	97,676

Additions to the Company’s allowance for credit losses were recorded within general and administrative expenses.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

8.	INVESTMENTS

The following table sets forth a breakdown of the categories of short-term and long-term investments held by the Company:

	As of December 31,
	2020	2021
	$	$
Short-term investments

Debt securities:
Held to maturity	28,330	869,931
Available-for-sale	21,769	28,166
Equity securities	76,000	13,184
	126,099	911,281
Long-term investments

Debt securities:
Held to maturity	68,854	66,071
Available-for-sale	5,276	192,139
Equity securities	21,419	463,934
Equity method investments	94,933	152,419
Investments carried at fair value	–	178,298
	190,482	1,052,861

Held to maturity investments includes time deposits placed with financial institutions and sovereign bonds. Available-for-sale securities includes sovereign bonds, exchangeable loan, convertible loan, corporate bonds and redeemable preference shares of investees.

The net unrealized fair value loss of nil, $24,150 and $63,434 related to the marketable equity securities had been recognized in the consolidated statements of operations as "Net investment gain (loss)" during the years ended December 31, 2019, 2020 and 2021, respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

8.	INVESTMENTS (continued)

The following table summarizes the cost or amortized cost, gross unrecognized gains and losses, gross unrealized gains and losses, and fair value of the Company’s debt securities and investments carried at fair value as of December 31, 2020 and 2021:

	As of December 31, 2020
	Cost or Amortized cost	Gross unrecognized gains	Gross unrecognized losses	Gross unrealized gains	Gross unrealized losses	Fair value
	$	$	$	$	$	$
Short-term investments
Debt securities:
Held to maturity	28,330	–	(1)	–	–	28,329
Available-for-sale	20,859	–	–	910	–	21,769

Long-term investments
Debt securities:
Held to maturity	68,854	3,197	(23)	–	–	72,028
Available-for-sale	5,174	–	–	102	–	5,276
	123,217	3,197	(24)	1,012	–	127,402

	As of December 31, 2021
	Cost or Amortized cost	Gross unrecognized gains	Gross unrecognized losses	Gross unrealized gains	Gross unrealized losses	Fair value
	$	$	$	$	$	$
Short-term investments
Debt securities:
Held to maturity	869,931	26	(10)	–	–	869,947
Available-for-sale	28,190	–	–	40	(64)	28,166

Long-term investments
Debt securities:
Held to maturity	66,071	2,354	(181)	–	–	68,244
Available-for-sale	192,257	–	–	1,287	(1,405)	192,139
Investments carried at fair value	151,227	–	–	27,071	–	178,298
	1,307,676	2,380	(191)	28,398	(1,469)	1,336,794

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

9.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2020 $	2021 $

Computers	522,108	883,249
Office equipment, furniture and fittings	31,613	43,060
Leasehold improvements	162,032	252,778
Transportation assets	6,184	208,701
Warehouse equipment	7,296	20,796
Land	22,708	196,421
Building	2,093	1,956
Construction-in-progress	973	22,952
	755,007	1,629,913
Less: accumulated depreciation	(368,606)	(599,950)
	386,401	1,029,963

Depreciation expenses recognized for each of the years ended December 31, 2019, 2020 and 2021 were included in the following captions:

	Year ended December 31,
	2019 $	2020 $	2021 $

Cost of revenue	80,245	118,691	180,140
Sales and marketing expenses	3,200	4,965	7,960
General and administrative expenses	31,282	41,384	64,187
Research and development expenses	2,056	4,027	8,395
	116,783	169,067	260,682

No impairment loss had been recognized during the years ended December 31, 2019, 2020 and 2021, respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

10.	LEASES

The Company has entered into commercial operating leases for the use of offices, warehouses and data centers as lessee. These leases have original terms not exceeding 10 years. These leases have varying terms, escalation clauses and renewal rights.

Information pertaining to lease amounts recognized in our consolidated financial statements is summarized as follows:

	Year ended December 31,
	2020 $	2021 $
Operating lease cost:
Operating lease cost	73,273	138,766
Short-term lease cost	6,451	14,831
	79,724	153,597

Supplemental cash flow information
Operating cash flows from operating leases	72,756	128,751
Right-of-use obtained in exchange for new operating lease liabilities	95,020	520,354

Weighted-average remaining lease term (years)
Operating leases	3.91	4.99

As of December 31, 2020 and 2021, the weighted-average discount rate for operating leases was 8.4% and 7.5%, respectively.

Operating leases
As of December 31, 2021:	$
Maturities of lease liabilities
2022	193,322
2023	190,814
2024	140,918
2025	112,416
2026	78,516
Thereafter	106,341
Total lease payments	822,327
Less: Imputed interest	(144,520)
Present value of lease liabilities	677,807

The Company has additional operating leases, primarily for offices, warehouses and data centers that have not yet commenced of $30,404 with lease term not exceeding 5 years and $803,770 with lease terms not exceeding 12 years, as of December 31, 2020 and 2021, respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

11.	INTANGIBLE ASSETS, NET

	As of December 31,
	2020 $	2021 $
Licensing fee	36,914	36,654
IP right	41,602	45,918
Trademarks	10,679	10,679
Technology	15,200	15,200
Software, including internal use software under development	6,512	30,202
Others	5,568	5,269
Total intangible assets, gross	116,475	143,922

Accumulated amortization:
Licensing fee	(32,968)	(33,704)
IP right	(32,460)	(39,357)
Trademarks	(3,738)	(4,806)
Technology	(2,322)	(4,856)
Software	(3,982)	(7,060)
Others	(1,232)	(1,622)
Total accumulated amortization	(76,702)	(91,405)
Total intangible assets, net	39,773	52,517

The estimated aggregate amortization expenses of intangible assets, excluding internal use software under development, for each of the five succeeding fiscal years and thereafter are as follows:

$
2022	14,356
2023	10,409
2024	7,149
2025	5,072
2026	1,858
Thereafter	1,162
40,006

Amortization expense related to intangible assets was $4,849, $11,694, and $18,350 for the years ended December 31, 2019, 2020 and 2021, respectively.

During the years ended December 31, 2019, 2020 and 2021, the Company determined that the carrying amount related to an intellectual property right (“IP right”) was not recoverable due to changes in market environment and therefore, impairment loss of nil, $5,160 and nil, respectively had been recognized in the consolidated statements of operations as “General and administrative expenses”.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

12.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	As of December 31,
	2020 $	2021 $
Current:
Accrued cost of revenue and sales and marketing expenses	598,133	810,010
Accrued interest for convertible notes	3,203	4,540
Accrued office-related operating expenses	2,506	6,509
Business and other taxes payables	52,568	118,237
Other payables	60,911	177,293
Escrow payables	1,028,542	1,545,399
Accrued payroll and welfare expenses	156,725	277,774
Payables and accruals for purchases of property and equipment	14,889	56,874
Deposits payable	75,012	465,850
Finance lease liabilities	52	1,516
Others	40,920	67,185
	2,033,461	3,531,187

Non-current:
Finance lease liabilities	85	7,022
Others	36,074	69,212
	36,159	76,234

13.	BANK BORROWINGS

During the year ended December 31, 2021, the Company entered into revolving credit facilities that allows the Company to borrow up to $200,000. As at December 31, 2021, the Company had $100,000 outstanding balance and $100,000 of undrawn revolving credit facilities. The amount drawn down bears a weighted average interest of 0.9345% per annum.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	CONVERTIBLE NOTES

	As of December 31,
	2020 $	2021 $

2023 Convertible Notes	41,263	28,207
2024 Convertible Notes	916,560	131,528
2025 Convertible Notes	882,583	928,683
2026 Convertible Notes	–	2,387,290
	1,840,406	3,475,708

The Company issued the following convertible notes and the terms are as follow:

	2023 Convertible Notes	2024 Convertible Notes	2025 Convertible Notes	2026 Convertible Notes
Issuance date	June 18, 2018	November 18, 2019	May 22, 2020	September 14, 2021
Maturity date	July 1, 2023	December 1, 2024	December 1, 2025	September 15, 2026
Principal amount	$575,000	$1,150,000	$1,150,000	$2,875,000
Interest rate	2.25%	1.00%	2.375%	0.25%
Initial conversion rate	50.5165 American Depositary Shares (“ADSs”) per $1 principal amount, equivalent to $19.80 per ADS	19.9475 ADSs per $1 principal amount, equivalent to $50.13 per ADS	11.0549 ADSs per $1 principal amount, equivalent to $90.46 per ADS	2.0964 ADSs per $1 principal amount, equivalent to $477.01 per ADS
Agreed conversion date	January 1, 2023	June 1, 2024	September 1, 2025	June 15, 2026

The Convertible Notes holders (the ‘Holders’) have the right, at their option, to convert the outstanding principal amount of the convertible notes, in whole or in part in integral multiples of $1 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business day immediately preceding the agreed conversion date; or (ii) anytime on or after the agreed conversion date until the close of business on the second scheduled trading day immediately preceding the maturity date (the “Conversion Option”).

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

If certain events of default, changes in tax laws of the relevant taxing jurisdiction or fundamental change, optional redemption or clean up redemption as defined in the indenture were to occur, of which the optional redemption and clean up redemption only applies to the 2024 Convertible Notes, 2025 Convertible Notes and 2026 Convertible Notes, the outstanding obligations under the respective convertible notes could be immediately due and payable (the “Contingent Redemption Options”).

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

The Convertible Notes were accounted for under ASC 470-20 Cash Conversion Subsections as follow:

	2023 Convertible Notes	2024 Convertible Notes	2025 Convertible Notes	2026 Convertible Notes

Liability component	$410,926	$897,918	$856,635	$2,359,492
Effective interest rate	9.38%	6.03%	8.21%	4.27%
Equity component	$152,714	$240,582	$284,727	$486,758
Debt issuance cost, allocated in proportion to the allocation of proceeds	$11,360	$11,500	$8,638	$28,750

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	CONVERTIBLE NOTES (continued)

The liability component was initially measured at fair value and subsequently amortized to its redemption amount using the effective interest method. The residual value was allocated to the equity component, classified within “Additional Paid-in Capital” and not subsequently remeasured. The following table presents the carrying amount of the liability components of the Convertible Notes:

	As of December 31, 2020				As of December 31, 2021
	2023 Convertible Notes $	2024 Convertible Notes $	2025 Convertible Notes $	Total $	2023 Convertible Notes $	2024 Convertible Notes $	2025 Convertible Notes $	2026 Convertible Notes $	Total $
Principal	49,000	1,112,320	1,149,500	2,310,820	31,305	152,048	1,149,500	2,875,000	4,207,853
Less: unamortized issuance cost and debt discount	(7,737)	(195,760)	(266,917)	(470,414)	(3,098)	(20,520)	(220,817)	(487,710)	(732,145)
Net carrying amount	41,263	916,560	882,583	1,840,406	28,207	131,528	928,683	2,387,290	3,475,708

During the years ended December 31, 2019, 2020 and 2021, the Company recognized total interest expense for coupon interest of $14,312, $35,527 and $36,191, respectively and amortization of discount on the liability component amounted to $33,334, $88,198 and $100,141, respectively.

The if-converted value of 2023, 2024, and 2025 Convertible Notes exceeded the principal amount by $443,710, $3,304,202 and $1,379,949 and $322,474, $526,459 and $1,693,319 as of December 31, 2020 and 2021, respectively.

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

Conversion of convertible notes

During the year ended December 31, 2021, a total principal amount of $977,967 convertible notes were converted by certain Holders. These conversions were satisfied through Class A ordinary shares or a combination of cash and Class A ordinary shares settlement.

The conversion completed during the year ended December 31, 2021 resulted in a net loss on debt extinguishment of $2,069 recorded in the consolidated statements of operations as “Interest expense”, representing the difference between the carrying amount and the fair value of the extinguished debt.

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

The maximum number of shares which may be issued pursuant to all awards under the Plan will increase on January 1 of each of 2019, 2020, 2021 and 2022 by 5% of the total number of ordinary shares of all classes of the Company outstanding on that day immediately before such annual increase pursuant to the Plan. With effect on January 1, 2019, July 25, 2019, January 1, 2020, January 1, 2021 and January 1, 2022, the maximum number of shares which may be issued pursuant to all awards under the Plan increased to 100,129,938, 103,129,938, 123,292,170, 148,888,743 and 176,775,641 Class A ordinary shares.

During the years ended December 31, 2020 and 2021, the Company granted 5,809,024 options, 5,034,735 RSUs and 86,149 SARs and 4,162,121 options, 3,572,121 RSUs and 51,464 SARs, respectively to the Eligible Persons. All options granted have a contractual term of ten years. The options vest according to the stated vesting period in the grantee’s option agreement. The RSUs and SARs generally vest 25% on the first anniversary year from the stated vesting commencement date and the remaining 75% will vest in 12 substantially equal quarterly instalments.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

15.	SHARE BASED COMPENSATION (continued)

(a)	Option granted to Eligible Persons

The following table summarizes the Company’s share option activity under the Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		$	Years	$
Outstanding, January 1, 2019	35,706,882	12.54
Granted	15,327,884	15.00
Exercised	(3,736,976)	5.58
Forfeited	(109,236)	14.24
Outstanding, December 31, 2019	47,188,554	13.89	8.18	1,242,496
Vested and expected to vest at December 31, 2019	47,188,554	13.89
Exercisable as of December 31, 2019	19,664,736	12.35	7.35	548,035
Outstanding, January 1, 2020	47,188,554	13.89
Granted	5,809,024	18.59
Exercised	(5,486,180)	11.29
Forfeited	(45,678)	14.09
Outstanding, December 31, 2020	47,465,720	14.76	7.57	8,747,373
Vested and expected to vest at December 31, 2020	47,465,720	14.76
Exercisable as of December 31, 2020	25,298,368	13.73	7.03	4,688,260
Outstanding, January 1, 2021	47,465,720	14.76
Granted	4,162,121	269.09
Exercised	(5,405,228)	14.44
Forfeited	–
Outstanding, December 31, 2021	46,222,613	37.70	6.89	8,822,987
Vested and expected to vest at December 31, 2021	46,222,613	37.70
Exercisable as of December 31, 2021	30,707,210	14.13	6.32	6,435,641

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

	Granted in 2019	Granted in 2020	Granted in 2021

Risk-free interest rates	2.34% – 2.68%	0.39% – 1.66%	0.74% – 1.07%
Expected term	5.5 – 8.5 years	5.5 – 7.5 years	5.6 – 7.5 years
Expected volatility	33.0% – 35.0%	32.4% – 33.7%	32.1% – 33.0%
Expected dividend yield	–	–	–
Fair value of share options	$4.58 – $13.59	$13.81 – $50.58	$71.70 – $84.14

The Black-Scholes option pricing model was applied in determining the estimated fair value of the share options granted to Eligible Persons. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and the expected term of the option for which employees are likely to exercise their share options. The risk-free rate for periods within the contractual life of the option is based on the US Treasury Yields at the time of grant. The Company has used the simplified method to determine the expected term due to insufficient historical exercise data to provide a reasonable basis to estimate expected term. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The weighted-average grant-date fair value of share options granted during the years of December 31, 2019, 2020 and 2021 were $12.05, $37.86 and $75.83, respectively. The total fair value of share options vested during the years ended December 31, 2019, 2020 and 2021 was $44,688, $88,114 and $88,507, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2019, 2020 and 2021 was $64,097, $767,203 and $1,361,800 respectively.

As of December 31, 2021, there were $585,256 total unrecognized share-based compensation cost related to unvested options which is expected to be recognized over a weighted-average period of 3.68 years. Total unrecognized compensation cost may be adjusted for future changes in actual forfeitures.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

15.	SHARE BASED COMPENSATION (continued)

(b)	RSAs/RSUs granted to Eligible Persons

The following table summarizes the Company’s RSAs/RSUs activity under the Plan:

	Number of RSAs/RSUs	Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate intrinsic value
		$	Years	$

Unvested, January 1, 2019	4,754,972	12.34	9.17	53,826
Granted	6,249,313	20.50
Vested	(2,131,415)	13.67
Forfeited	(791,433)	15.22
Unvested, December 31, 2019 and January 1, 2020	8,081,437	18.02	8.93	325,035
Granted	5,034,735	72.37
Vested	(3,332,063)	19.25
Forfeited	(442,181)	28.74
Unvested, December 31, 2020 and January 1, 2021	9,341,928	46.36	8.64	1,859,511
Granted	3,551,491	258.97
Vested	(4,127,006)	40.59
Forfeited	(637,193)	102.92
Unvested, December 31, 2021	8,129,220	137.76	8.47	1,818,588

Share-based compensation cost for RSAs and RSUs is measured based on the fair value of the Company’s ordinary shares on the date of grant.

The weighted-average grant-date fair value of RSAs and RSUs granted during the years ended December 31, 2019, 2020 and 2021 was $20.50, $72.37 and $258.97, respectively. The total fair value of RSAs and RSUs vested during the years ended December 31, 2019, 2020 and 2021 was $29,133, $64,153 and $167,507, respectively.

As of December 31, 2021, there was $1,119,856 of unrecognized share-based compensation cost related to RSAs and RSUs which is expected to be recognized over a weighted-average vesting period of 3.21 years. Total unrecognized compensation may be adjusted for future changes in actual forfeitures.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

15.	SHARE BASED COMPENSATION (continued)

(c)	SARs granted to Eligible Persons

Fair value of the SARs is measured based on the fair value of the Company’s ordinary shares at the end of each reporting period.

Total compensation expense relating to share options, RSAs, RSUs and SARs granted to employees after deducting forfeitures recognized for the years ended December 31, 2019, 2020 and 2021 is as follows:

	Year ended December 31,
	2019	2020	2021
	$	$	$
Share options:

Cost of revenue	244	130	390
Sales and marketing expenses	156	69	5
General and administrative expenses	71,787	179,544	207,204
Research and development expenses	567	401	33
	72,754	180,144	207,632

Cash received for the exercise in the respective years	20,867	61,949	77,639

RSAs/ RSUs:

Cost of revenue	1,714	4,385	8,318
Sales and marketing expenses	3,017	10,100	23,350
General and administrative expenses	26,761	37,433	67,421
Research and development expenses	11,429	45,820	148,592
	42,921	97,738	247,681

SARs:

Cost of revenue	319	2,867	3,389
Sales and marketing expenses	749	5,462	6,850
General and administrative expenses	313	3,534	3,658
Research and development expenses	13	501	1,114
	1,394	12,364	15,011

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

16.	ORDINARY SHARES

The Company has $7,500,000 authorized share capital which divided into (i) 14,800,000,000 Class A ordinary shares with a par value of $0.0005 each and (ii) 200,000,000 Class B ordinary shares with par value of $0.0005 each. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote for shareholders’ approval or authorization, except for certain class consents required under the Memorandum and Articles of Association. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to three votes, on all matters subject to the vote at general meetings of the Company. During the year, 4,200,000 outstanding Class B ordinary shares were converted to 4,200,000 Class A ordinary shares.

The Company completed the follow-on offering in December 2020 and September 2021, and issued an aggregate of 15,180,000 and 12,650,000 ADSs, respectively, representing 15,180,000 and 12,650,000 Class A ordinary shares for total proceeds, net of issuance costs of $2,908,299 and $3,972,416, respectively.

Subsequent to December 31, 2021, the Company’s shareholders approved as a special resolution to increase the voting power of each Class B ordinary share from three votes to fifteen votes on all matters subject to vote at general meetings of the Company.

17.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in accumulated other comprehensive income (loss) by component, net of tax of nil, are as follows:

	Unrealized fair value gain (loss) on available- for-sale investments	Foreign currency translation	Total
	$	$	$

Balance as of January 1, 2019	18,269	(3,070)	15,199
Current year other comprehensive (loss) income	(12,869)	3,119	(9,750)
Balance as of December 31, 2019	5,400	49	5,449
Current year other comprehensive (loss) income	(4,419)	3,603	(816)
Transactions with non-controlling interest	–	48	48
Balance as of December 31, 2020	981	3,700	4,681
Current year other comprehensive loss	(1,278)	(32,263)	(33,541)
Transactions with non-controlling interest	–	341	341
Balance as of December 31, 2021	(297)	(28,222)	(28,519)

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

18.	RESTRICTED NET ASSETS

Certain of the Company’s subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company in accordance with the local laws and regulations.

Certain jurisdictions where the Company has subsidiaries or VIEs require those subsidiaries or VIEs to establish and fund statutory reserves, details of which are listed below:

Statutory reserve

The movement of statutory reserve during the years ended December 31, are as follows:

	As of December 31,
	2020 $	2021 $

At the beginning of the financial year	46	2,363
Transferred from retained earnings	2,317	3,781
At the end of the financial year	2,363	6,144

Taiwan

The subsidiary in Taiwan is required to set aside 10% of its profit after tax to legal reserve in accordance with Taiwanese regulations until the legal reserve amount equals to its total paid-up capital. In the event that the subsidiary incurred no loss, the portion of legal reserve exceeding 25% of the paid-up capital can be used for distribution to shareholders in the form of new shares or cash. As of December 31, 2019, 2020 and 2021, the subsidiary in Taiwan had an accumulated reserve of $33, $99 and $76, respectively.

Thailand

The Thailand regulations require that a private limited liability company shall allocate not less than 5% of its retained earnings to a legal reserve, until this account reaches an amount not less than 10% of the registered authorized capital. The legal reserve is not available for dividend distribution. As of December 31, 2019, 2020 and 2021, the subsidiary in Thailand had an accumulated reserve of $13, $13 and $13, respectively.

The PRC

The PRC subsidiaries of the Company are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. As of December 31, 2019, 2020 and 2021, the Company’s PRC subsidiaries had an accumulated reserve of nil, $2,251 and $6,055, respectively.

Indonesia

The Indonesian regulations require a limited liability company to reserve a certain amount from its net profit each year as a reserve fund until such fund amounts to at least 20% of its issued and paid-up capital. As of December 31, 2019, 2020 and 2021, the Company’s Indonesia subsidiaries have not appropriated any funds into the statutory reserve account.

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

Singapore

Subsidiaries incorporated in Singapore are subject to the Singapore Corporate Tax rate of 17% for the years ended December 31, 2019, 2020 and 2021. Garena Online was granted an additional five-year Development and Expansion Incentive (“DEI”) by the Singapore Economic Development Board (the “EDB”) commencing from January 1, 2017, with another five-year extension commencing from January 1, 2022, which grant a concessionary tax rate of 10% from January 1, 2017 to December 31, 2021 and 10.5% from January 1, 2022 to December 31, 2026 on qualifying income, subject to certain terms and conditions imposed by the EDB.

Others

Subsidiaries incorporated in other countries are subject to the respective statutory corporate income tax rates of the countries where they are resident.

Domestic statutory corporate income tax rate in Indonesia was reduced from 25% to 22% with effect from the financial year 2020.

In March 2021, the Philippines reduced its corporate income tax rate from 30% to 25%, effective retroactively from July 1, 2020.

Income tax expense comprises:

	Year ended December 31,
	2019 $	2020 $	2021 $

Current income tax	56,296	117,649	289,998
Deferred tax	(4,333)	(27,451)	(975)
Withholding tax expense	33,901	51,442	43,842
	85,864	141,640	332,865

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

19.	TAXATION (continued)

Enterprise income tax (continued)
The reconciliation of tax computed by applying the tax rate of 17% which is also the statutory corporate income tax rate for its Singapore’s corporate office for the years ended December 31, 2019, 2020 and 2021 is as follows:

	Year ended December 31,
	2019 $	2020 $	2021 $

Loss before income tax and share of results of equity investees	(1,368,619)	(1,483,238)	(1,715,184)

Tax expense computed at tax rate of 17%	(232,665)	(252,150)	(291,581)
Changes in valuation allowance	265,776	403,329	828,141
Non-deductible expenses	4,207	9,554	19,569
Effect of concessionary tax rate and tax reliefs	(42,404)	(82,951)	(183,962)
Withholding tax expense	33,901	51,442	43,842
Foreign earnings at different tax rates	60,721	15,103	(82,388)
Others	(3,672)	(2,687)	(756)
	85,864	141,640	332,865

Deferred tax

The significant components of deferred taxes are as follows:

	As of December 31,
	2020 $	2021 $
Deferred tax assets:
Property and equipment	2,904	3,290
Deferred revenue	141,356	145,003
Unutilized tax losses and unused capital allowances	960,998	1,690,773
Provision and accrued expenses	21,170	28,807
Allowance for credit losses	6,346	13,012
Others	3,137	7,811
Valuation allowance	(1,016,676)	(1,768,957)
Total deferred tax assets	119,235	119,739

Deferred tax liabilities:
Property and equipment	(2,001)	(6,949)
Intangible assets	(433)	(1,174)
Deferred channel costs	(13,750)	(13,783)
Others	(4,673)	(1,070)
Total deferred tax liabilities	(20,857)	(22,976)
Net deferred tax assets	98,378	96,763

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

19.	TAXATION (continued)

Deferred tax (continued)

The use of these tax losses and capital allowances is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislation of the jurisdiction in which the entity operates. These tax losses have no expiry date except tax losses approximating to $1,773,877, $1,671,044 and $3,473,098 as of December 31, 2019, 2020 and 2021, respectively. The tax losses of $3,473,098 as of December 31, 2021 will expire from 2022 to 2035.

The utilization of deferred tax assets recognized by the Group is dependent upon future taxable income in excess of income arising from the reversal of existing taxable temporary differences.

As of December 31, 2021, no deferred tax liability has been recognised on the undistributed earnings of its foreign subsidiaries as the Company either intends to permanently reinvest the undistributed earnings to fund its future operations or no withholding tax is imposed on the remittance of undistributed earnings in certain jurisdiction.

20.	LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented is calculated as follows:

	Year ended December 31,
	2019 $	2020 $	2021 $
Numerator:
Net loss attributable to ordinary shareholders	(1,462,799)	(1,618,056)	(2,046,759)

Denominator:
Weighted-average number of shares outstanding—basic and diluted	436,601,801	477,264,888	532,705,796

Basic and diluted loss per share:	(3.35)	(3.39)	(3.84)

The following potential common shares were excluded from calculation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented:

	Year ended December 31,
	2019	2020	2021

Share options	52,188,554	50,090,731	46,225,613
RSAs/RSUs	8,081,437	9,341,928	8,129,220
Convertible notes	52,718,141	37,370,919	23,349,154
	112,988,132	96,803,578	77,703,987

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

20.	LOSS PER SHARE (continued)

The denominator for diluted loss per share for the years ended December 31, 2019, 2020 and 2021 does not include any effect from the Capped Calls (Note 14) because it would be anti-dilutive. In the event of conversion of any or all of the 2024 Convertible Notes and 2025 Convertible Notes, the shares that would be delivered to the Company under the Capped Calls are designed to neutralize the dilutive effect of the shares that the Company would issue under the convertible notes.

During the years ended December 31, 2020 and 2021, respectively, the Company issued 6,000,000 and 12,000,000 Class A ordinary shares to its share depositary bank which will be used to settle share incentive awards. No consideration was received by the Company for this issuance of Class A ordinary shares. These Class A ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share. Any Class A ordinary shares not used in the settlement of share incentive awards will be returned to the Company.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

21.	RELATED PARTY TRANSACTIONS

(a)	Related parties(1)

Name of related parties	Relationship with the Company

Tencent Limited and its affiliates (“Tencent”)	A shareholder of the Company

(1)	These are the related parties that have engaged in significant transactions with the Company for the years ended December 31, 2019, 2020 and 2021.

(b)	The Company had the following significant related party transactions for the years ended December 31, 2019, 2020 and 2021:

	Year ended December 31,
	2019 $	2020 $	2021 $
Royalty fee and license fee to:
- Tencent	122,234	110,686	139,930

Services provided by:
- Tencent	19,005	23,352	24,981

Conversion of convertible notes (principal amount) by:
- Tencent	100,000	–	–

(c)	The Company had the following significant related party balances for the years ended December 31, 2020 and 2021:

	As of December 31,
	2020 $	2021 $
Amounts due to related parties:
- Tencent	38,416	73,244

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	SEGMENT REPORTING

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

Digital financial services – SeaMoney provides a variety of payment services and loans to individuals and businesses. It is an important payment infrastructure supporting the Company’s digital entertainment and e-commerce businesses. In addition, SeaMoney also integrates with third party merchant partners and covers a broad set of consumption use cases.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other services”.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	SEGMENT REPORTING (continued)

Information about segments for the years ended December 31, 2019, 2020 and 2021 presented were as follows:

	Year ended December 31, 2019
	Digital Entertainment $	E-Commerce $	Digital Financial Services $	Other Services $	Unallocated expenses(1) $	Consolidated $

Revenue	1,136,017	834,295	9,223	195,843	–	2,175,378
Operating income (loss)	529,524	(1,131,771)	(116,309)	(39,864)	(132,812)	(891,232)
Non-operating loss, net						(477,387)
Income tax expense						(85,864)
Share of results of equity investees						(3,239)
Net loss						(1,457,722)

	Year ended December 31, 2020
	Digital Entertainment $	E-Commerce $	Digital Financial Services $	Other Services $	Unallocated expenses(1) $	Consolidated $

Revenue	2,015,972	2,167,149	60,785	131,758	–	4,375,664
Operating income (loss)	1,016,793	(1,442,593)	(520,075)	(49,006)	(308,444)	(1,303,325)
Non-operating loss, net						(179,913)
Income tax expense						(141,640)
Share of results of equity investees						721
Net loss						(1,624,157)

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	SEGMENT REPORTING (continued)

	Year ended December 31, 2021
	Digital Entertainment $	E-Commerce $	Digital Financial Services $	Other Services $	Unallocated expenses(1) $	Consolidated $

Revenue	4,320,013	5,122,959	469,774	42,444	–	9,955,190
Operating income (loss)	2,500,081	(2,766,566)	(640,422)	(177,633)	(498,520)	(1,583,060)
Non-operating loss, net						(132,124)
Income tax expense						(332,865)
Share of results of equity investees						5,019
Net loss						(2,043,030)

(1)
Unallocated expenses are mainly relating to share-based compensation, general and corporate administrative costs, such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segments results as they are not reviewed by the CODM as part of segment performance.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	SEGMENT REPORTING (continued)

Revenue from external customers is classified based on the geographical locations where the services were provided.

	Year Ended December 31,
	2019 $	2020 $	2021 $
Revenue
Southeast Asia	1,378,141	2,791,894	6,316,782
Latin America	282,618	790,308	1,850,861
Rest of Asia	489,291	655,007	1,394,342
Rest of the world	25,328	138,455	393,205
Consolidated revenue	2,175,378	4,375,664	9,955,190

Long-lived assets consist of property and equipment, operating lease right-of-use assets and intangible assets.

	As of December 31,
	2020 $	2021 $
Long-lived assets
Southeast Asia	509,922	1,412,748
Rest of Asia	128,285	262,978
Rest of the world	22,522	56,434
	660,729	1,732,160

23.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 – Inputs that are based on quoted prices and market observable data of similar instruments in active markets

Level 3 – Unobservable inputs that are supported by little or no market activities

The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

23.	FAIR VALUE MEASUREMENTS (continued)

Derivative instruments are classified within Level 2 of the fair value hierarchy because the valuation inputs are based on quoted prices and market observable data of similar instruments in active markets, such as currency spot and forward rates.

As of December 31, 2020 and 2021, Level 3 assets and liabilities of the Company included investments in exchangeable and convertible loan, investments in sovereign bonds, investments carried at fair value and redeemable preference shares of investees and other assets.

Investments in debt securities – the carrying amount approximates fair value due to its short-term nature.

Other assets – the Company used Market approach to determine the fair value of certain assets by comparing to the sale and purchase transactions of comparable assets in the market, adjusted with differences such as size, physical condition, location and etc.

Investments carried at fair value – the Company used a combination of valuation methodologies, including market and income approaches based on the Company’s best estimate, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees, future cash flow forecasts, liquidity factors and multiples of a selection of comparable companies.

Convertible Notes – the Company used discounted cash flow method to determine the fair value of the liability component (non-recurring, Level 3). The discounted cash flow takes into account the present value of expected future cash flows from coupon interest and redemption amount, discounted by the implied credit yield as at issuance date or with reference to similar instruments that did not have associated convertible features.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

23.	FAIR VALUE MEASUREMENTS (continued)

Assets and liabilities measured or reported at fair value on a recurring basis are summarized below:

	Fair value measurement as of December 31, 2020
	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Unobservable inputs (Level 3) $	Total $

Held to maturity investments	100,071	–	286	100,357
Available-for-sale investments	5,688	–	21,357	27,045
Equity securities	76,000	–	–	76,000
Other assets	–	–	19,024	19,024
Share appreciation rights	(11,640)	–	–	(11,640)
	170,119	–	40,667	210,786

	Fair value measurement as of December 31, 2021
	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Unobservable inputs (Level 3) $	Total $

Held to maturity investments	937,741	–	450	938,191
Available-for-sale investments	185,929	–	34,376	220,305
Equity securities	13,184	–	–	13,184
Investments carried at fair value	–	–	178,298	178,298
Other assets	–	–	11,711	11,711
Derivative assets(1)	–	694	–	694
Share appreciation rights	(15,401)	–	–	(15,401)
	1,121,453	694	224,835	1,346,982

(1)	Included in accrued expenses and other assets in the consolidated balance sheets and not designated as hedges.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

23.	FAIR VALUE MEASUREMENTS (continued)

Reconciliations of assets and liabilities categorized within Level 3 under the fair value hierarchy are as follow:

$
Available-for-sale investments
Balance as of January 1, 2019	70,374
Addition	72,000
Net investment loss included in earnings	(1,087)
Net unrealized loss included in other comprehensive income	(12,869)
Balance as of December 31, 2019	128,418
Addition	20,429
Conversion into ordinary shares of investees	(72,000)
Net investment loss included in earnings	(51,000)
Net unrealized loss included in other comprehensive income	(4,490)
Balance as of December 31, 2020	21,357
Addition	35,298
Conversion into ordinary shares of investee	(21,340)
Net unrealized loss included in other comprehensive income	(958)
Translation gain included in other comprehensive income	19
Balance as of December 31, 2021	34,376

Investments carried at fair value
Balance as of January 1, 2019, January 1, 2020 and December 31, 2020	–
Addition	151,227
Net investment gain included in earnings	27,071
Balance as of December 31, 2021	178,298

Other assets
Balance as of January 1, 2019 and January 1, 2020	–
Acquisition of subsidiaries	8,860
Additions	13,340
Disposals	(363)
Write-down included in earnings	(3,713)
Foreign exchange gain included in earnings	900
Balance as of December 31, 2020	19,024
Additions	186
Disposals	(3,513)
Write-down included in earnings	(3,627)
Foreign exchange loss included in earnings	(359)
Balance as of December 31, 2021	11,711

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

24.	COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has commitments to purchase property and equipment and hosting services of $165,717 and $362,592, committed licensing fee payable for the licensing of game titles of $2,799 and $13,671 and commitment to invest in certain companies of $30,136 and $183,562 as of December 31, 2020 and 2021, respectively.

Minimum guarantee commitments

The Company has commitments to pay minimum guarantee of royalty fee to game developers for certain online games it licensed from those game developers. As of December 31, 2020 and 2021, the minimum guarantee commitment amounted to $24,473 and $62,300, respectively, for its launched games as well as licensed but yet to be launched games.

Others

The Company has commitments to extend credit to customers on demand and interest receivables on non-performing assets which is not accrued. As of December 31, 2020 and 2021, the undrawn credit facilities and interest receivables on non-performing assets amounted to $6,533 and $4,212 and $2,295 and $5,042, respectively.