Form 20-F
period 2022-12-31
Sea Ltd
filed 2023-04-06
CIK 1703399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022.
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
519,231,049 Class A ordinary shares and 45,527,793 Class B ordinary shares, par value US$0.0005 per share, as of December 31, 2022

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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

Our reporting and functional currency is the U.S. dollar. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Indonesian rupiah into U.S. dollars have been made at the rate of IDR15,592.00 to US$1.00, being the foreign exchange reference rate and the Jakarta interbank spot dollar rate published by the Bank Indonesia in effect as of December 30, 2022, all translations of New Taiwan dollars, Thai baht, Singapore dollars and Malaysia ringgit into U.S. dollars have been made at the rates of NT$30.7300 to US$1.00, THB34.5900 to US$1.00, S$1.3404 to US$1.00 and RM4.4002 to US$1.00, respectively, being the noon buying rates in The City of New York for cable transfers in New Taiwan dollars, Thai baht, Singapore dollars and Malaysia ringgit as certified for customs purposes by the Federal Reserve Bank of New York in effect as of December 30, 2022 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. dollars, and all translations from Vietnamese dong into U.S. dollars made at the rate of VND23,612 to US$1.00, being the central rate published by The State Bank of Vietnam in effect as of December 31, 2022. We make no representation that the Indonesian rupiah, New Taiwan dollar, Vietnamese dong, Thai baht, Singapore dollar or Malaysia ringgit amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.” On March 15, 2023, the Jakarta interbank spot dollar rate for Indonesian rupiah was IDR15,365.00 to US$1.00, the noon buying rate for New Taiwan dollars was NT$30.7100 to US$1.00, the central rate for Vietnamese dong was VND23,619 to US$1.00, the noon buying rate for Thai baht was THB34.5800 to US$1.00, the noon buying rate for Singapore dollars was S$1.3518 to US$1.00 and the noon buying rate for Malaysia ringgit was RM4.4800 to US$1.00.

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

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

•	our goals and strategies;

•	our future business development, financial condition, financial results, and results of operations;

•	changes in, and market size of, the e-commerce, digital entertainment, and digital financial services industries in the markets where we operate, including segments within those industries;

•	expected changes or guidance in our revenue, costs or expenditures;

•	our ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content;

•	the expected monetization of our e-commerce, digital entertainment, and digital financial services businesses;

•	our expectations regarding growth in our user base, level of engagement and monetization;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	our expectation regarding the use of proceeds from our financing activities, including our follow-on equity offerings and convertible notes offerings;

•	growth and trends of our markets and competition in our industries;

•	government policies and regulations relating to our industries, including the effects of any government orders or actions on our businesses;

•	general economic, political, social and business conditions in our markets; and

•	the impact of widespread health developments, including the COVID-19 pandemic, and the impact of economies reopening further to the COVID-19 pandemic.

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

•
Changes in macro-economic, geopolitical or social conditions or government policies, or government actions or restrictions, globally and in our markets could have a material adverse effect on our business and operations.

•	We have a history of net losses and we may not achieve or keep profitability in the future.

•	Our results of operations are subject to fluctuations.

•	We may fail to monetize our businesses effectively.

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

Risks Related to Our E-Commerce Business

•	We face uncertainties relating to the growth and profitability of the e-commerce industry in our markets and we may face challenges and uncertainties in implementing our e-commerce strategy.

•	We face risks related to logistics and fulfillment.

•	We may be held liable for actions by our marketplace participants.

•	We may suffer losses relating to the products we sell on Shopee.

Risks Related to Our Digital Entertainment Business

•	We derive a significant portion of digital entertainment revenue and gross profit from a limited number of online games.

•	We have a limited track record in game development and global game distribution.

•	We rely on third-party game developers for some of our digital entertainment content and also allow our users to contribute and interact with user generated content.

•	Our games are subject to scrutiny regarding the appropriateness of their content.

Risks Related to Our Digital Financial Services Business

•	We face uncertainties and risks relating to our digital financial services business.

•	We face risks related to our lending and consumer and merchant credit businesses.

•	Our banking and consumer and merchant credit businesses are subject to credit cycle volatility and risk of credit losses.

•	Our banking business may subject us to additional material business, operational, financial, legal and compliance requirements and risks.

•	We face risks related to our insurance business.

•	We could be held liable if our digital financial services and products are used for fraudulent, illegal or improper purposes.

Other Operational Risks

•	We rely on technology and internet infrastructure, data center and cloud service providers and telecommunications networks in the markets where we operate.

•	We may fail to attract, motivate and retain the key members of our management team or other experienced and capable employees.

•	We face manpower-related risks.

•	We may be subject to risks related to litigation and regulatory proceedings.

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

The size and engagement level of our user base are critical to our success. Our business and financial performance have been and will continue to be significantly determined by our success in adding, retaining and engaging active users. We invest significant resources to grow and maintain our user base and increase user engagement, whether through innovation, providing new or improved content or services, marketing efforts or other means. Our user base and engagement levels may not continue growing at satisfactory rates, or at all. Our user base and engagement could be adversely affected if:

•	we fail to maintain the popularity of our platforms among users;

•	we are unable to maintain the quality of our existing content and services;

•	we are unsuccessful in innovating or introducing new, best-in-class content and services;

•	we fail to adapt to changes in user preferences, market trends or advancements in technology;

•	technical, regulatory, governmental or other reasons prevent us from delivering our content or services in a timely and reliable manner, or at all, or otherwise affect the user experience;

•	there are user concerns related to privacy, data protection, safety, fund security or other factors;

•	monetization and cost reduction measures by us cause users to reduce their activity on our platforms or shift to other platforms;

•	new games cause players to shift from our existing games without growing the overall size of our user base or online games platform;

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

•
our marketing campaigns or promotional strategies fail to achieve the intended effect among users – for example, users may develop negative perceptions towards our marketing campaigns or promotional strategies;

•
we are unable to achieve the expected synergies among our businesses, we are unable to achieve synergies in a cost-effective manner, or we fail to balance the interests of all participants in our ecosystem;

•	we fail to maintain the brand image of our platforms or our reputation is damaged or changes negatively; or

•	changes to demographic trends or economic development affect our markets.

Our efforts to avoid or address any of these events could require us to incur substantial expenditure to modify or adapt our content, services or platforms. We may not be able to avoid or address such events in a timely or satisfactory manner, or at all. If we fail to retain or grow our user base, or if our users reduce their engagement with our platforms, our business, financial condition and results of operations could be materially and adversely affected.

Changes in macro-economic, geopolitical or social conditions or government policies, or government actions or restrictions, globally and in our markets could have a material adverse effect on our business and operations.

We have businesses in diverse global markets and are subject to risks associated with doing business internationally and in differing economic, political and regulatory environments. Our business, financial condition and results of operations may be influenced to a significant degree by geopolitical, macro-economic and social conditions globally and in our markets. A general slowdown or volatility in the global economy, including recession, inflation or a tightening of credit markets could adversely affect our business, financial condition and results of operation. A rise in inflation, increases in interest rates including by the United States Federal Reserve System, bank failures or limited liquidity in accessing bank deposits globally, in our markets or neighboring regions could negatively affect our liquidity and financial healthiness and could have a material adverse effect on our business. Changes in consumer behavior due to adverse economic conditions may also negatively impact us as such developments could lead to a decrease in consumer spending and reduction in demand for our products and services, which may adversely affect our business, financial condition, results of operation or competitive position.

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

Growth of the economy of our various markets has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in our markets or neighboring regions, or in the policies of the governments or of the laws and regulations in each respective market could have a material adverse effect on the overall economic growth of our markets. Such developments could adversely affect our business, financial condition and results of operations, lead to a reduction in demand for our products and services, and adversely affect our competitive position. Many of the governments in our markets have implemented various measures to encourage economic growth, curb inflation and guide the allocation of resources. Some of these measures may benefit the overall economy, but may have a negative effect on us. For example, our business, financial condition and results of operations may be adversely affected by government control over foreign capital investments or changes in tax regulations. Some of our markets have historically experienced low growth in their gross domestic product, or GDP, significant inflation and/or shortages of foreign exchange. We are exposed to the risk of cost increases due to potential inflation in the markets in which we operate. Governments in some of our markets have implemented interest rate adjustments, currency trading band adjustments, exchange rate controls, and other measures to control the pace of economic growth or curb inflation. These measures, or the perception that any of them could occur, may cause decreased economic activity and consumer spending in our markets, which may adversely affect our business, financial condition and results of operations.

Some of our markets have experienced, and may in the future experience, geopolitical and social instability, including strikes, demonstrations, protests, marches, other types of civil disorder, war or armed conflict, refugee migration or other types of unrests. For example, the ongoing geopolitical tensions related to Russia’s actions in Ukraine, resulting sanctions imposed by the United States and other countries and retaliatory actions taken by Russia in response to such sanctions have resulted in significant disruptions to supply chains, logistics and business activities globally. In addition, there have been and remain tensions surrounding the Taiwan Strait. If such tension intensifies, our business in Taiwan might not be able to operate normally or at all. It is possible that geopolitical, macro-economic and social instability globally and in our markets may negatively impact economic growth, decrease consumer spending, cause uncertainty and volatility in the financial markets, disrupt supply chains globally and in our markets, and may accordingly affect our business, financial condition and results of operations. We cannot predict the duration or outcome of these events and actions or whether future developments would have any material adverse impact on our business. These and other instabilities and any adverse changes in the political environment could increase our costs, increase our exposure to legal and business risks, disrupt our office operations or the business activities of our ecosystem participants, or affect our ability to expand or retain our user base.

In addition, governments or government agencies in any of our markets could censor, ban or block access to our services, mobile applications, platforms and/or the internet generally for various reasons, including political tensions and wars between countries, content restrictions, national security, data protection or regulatory concerns, or due to some misunderstanding. For example, due to unanticipated government actions, in early 2022, Free Fire was made unavailable in the Google Play and iOS app stores in India, and currently remains unavailable. Users generally need to access the internet and/or app stores to access, download or use our services and mobile applications. If governments either directly or indirectly block, limit or otherwise restrict us from publishing or making available our products and services to users, block, limit or restrict our users from accessing our products, services or mobile applications, prevent us from onboarding new users, prevent data transfers to or from certain markets or services, or take similar actions against us, our business could be negatively impacted, and we could experience loss or slower growth of our user base, financial loss, and our reputation may be adversely affected. Further, any government actions taken against our service providers, partners or other third-party intermediaries on which our business relies could cause our products and services to become unavailable for extended periods of time or even indefinitely.

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

We have a history of net losses and we may not achieve or keep profitability in the future.

We had net losses of US$1.6 billion, US$2.0 billion and US$1.7 billion in 2020, 2021 and 2022, respectively. Our net losses in 2022 were primarily due to our investments in expanding our businesses, in particular our e-commerce and digital financial services businesses. In 2020, 2021 and 2022, our sales and marketing expenses equaled 41.8%, 38.5% and 26.3% of our total revenue, respectively. Our operating expenses may increase as we invest in our businesses, including, among other things, offering user incentives, conducting marketing activities, providing new content and services, and hiring additional headcount. These efforts may be costlier than we expect and our revenue may not increase sufficiently to offset these expenses.

While our pivot to focus on efficiency and profitability has delivered positive total net income in the fourth quarter of 2022, we may not sustain this profitability given the uncertainty in global markets and future fluctuations in our performance. We may continue to take actions and make investments that do not generate immediate positive financial returns and may result in increased operating losses or other losses in the short term with no assurance that we will eventually achieve the intended long-term benefits or maintain profitability. These factors, among others set out in this “Item 3. Key Information—D. Risk Factors” section, may negatively affect our ability to achieve profitability in the near term, if at all.

Our results of operations are subject to fluctuations.

We are subject to seasonality and other fluctuations in our business. Our revenue is also affected, among other factors, by our promotional and marketing activities, including the timing of promotions, and our revenue may fluctuate due to changes in user base, user engagement, user behavior and preferences, and other factors. In addition, our rapid growth in the past has masked certain fluctuations that otherwise may have been apparent in our results of operations. When our growth stabilizes, the seasonality in our business may become more pronounced. Maintaining our scale may also put strain on our existing resources due to increased capital expenditures and operating expenses, including sales and marketing expenses, staff hiring and procurement of infrastructure. See “—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—We may not succeed in managing or expanding our business across the expansive and diverse markets in which we operate.”

Our revenue, profits and other operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are outside our control. Factors that may contribute to the fluctuations of our results include, among others, (i) fluctuations and changes in overall consumer demand for our products and services in certain markets or overall or during certain months and holidays, including calendar year-end holiday season, or due to certain short-lived consumer trends, hypes or other factors; (ii) timing of new products and services releases and monetization rates of our products and services or content enhancements in different markets; (iii) increases in sales and marketing and other operating expenses; (iv) timing of promotional and marketing activities; (v) macro-economic conditions including recessionary fears or rising inflation and their effect on consumer spending; (vi) the impact of the COVID-19 pandemic, (vii) geopolitical conditions; and (viii) other risk factors as described in this annual report. With many economies reopening further in 2022, we have observed ongoing moderation in user engagement and monetization. For example, our digital entertainment revenue decreased by 10.3% from US$4.3 billion in 2021 to US$3.9 billion in 2022. This decrease was primarily attributable to the ongoing moderation in user engagement and monetization. As a result, our businesses may not continue to grow as fast as in the past years or at all. Should our businesses experience a slowdown in growth, flattening or decrease in scale or profit, there could be material fluctuations in our financial results, which could negatively affect our stock performance. In addition, changes in cash flow generated from our games may not match our revenue trends due to revenue recognition policies under U.S. GAAP, which require proceeds from our sales of in-game virtual items to be recorded as deferred revenue and recognized over a period of time based on estimated service periods. As deferred revenue contributes a significant amount of the revenue we report each quarter, a decrease in bookings in any one quarter may not significantly reduce our revenues for that quarter but could negatively affect our revenues in future quarters or periods. Accordingly, the effect of declines in our bookings are not fully reflected in our results of operations until future periods.

We may fail to monetize our businesses effectively.

Our financial performance largely depends on our ability to monetize our businesses, and any failure to adequately increase revenue or contain the related costs could prevent us from attaining or increasing profitability which could materially and adversely affect our business, financial condition and results of operations.

Our focus for our e-commerce business is to continue to enhance our ecosystem of sellers and buyers, improve the shopping experience and increase our profitability. We monetize Shopee mainly by offering sellers paid advertising services, charging transaction-based fees, and charging for certain value-added services, including logistics. If our efforts to monetize our e-commerce business are not successful, revenue generated from monetizing our Shopee marketplace may not offset its significant operating costs. Moreover, monetization efforts could increase the costs of using our Shopee platform to users, which could render our products or offerings less attractive, negatively affect the number of users and the level of user engagement on our platform. Our monetization efforts may also lead to users switching to using platforms offered by our competitors.

In order to sustain monetization of our digital entertainment business, we must maintain paying users and convert active game players to paying users and increase their spending. Spending in our games is discretionary and our users may be price-sensitive, which may negatively affect our ability to monetize our business. It is crucial to balance creating sufficient in-game monetization opportunities on the one hand, and ensuring our games continue to attract a considerable number of users by offering them an enjoyable free-to-play experience on the other. To stimulate in-game spending, we need to continue to ensure that our games are engaging, the in-game items we offer are appealing, our monetization strategies comply with applicable laws and regulations, our prices are attractive and our marketing and promotional activities, such as esports events, are effective.

We mainly monetize our digital financial services business by charging fees (fees from our mobile wallet services and payment processing services and commissions from third-party financial institutions which offer financial products or lend to consumers on our platform), by earning interest from our credit and banking businesses and by earning premium from our insurance business. Our ability to continue to successfully monetize our digital financial services business in the future will depend significantly on our user base, the number of use cases available, the strengths of our credit modeling and risk management capability, and the availability of funds for our consumer and merchant credit business, which may not be achieved at the level we anticipate. In addition, we may offer new digital financial services and products or offer existing services and products to new markets. Our monetization efforts or offering of new products to existing or new markets, including credit, digital banking and insurtech, on our digital financial services platform may not succeed or generate revenue at levels we expect, or at all.

For all our businesses, we invest to better understand our users and their preferences. This allows us to introduce content and services that are appealing to our users and to properly deploy and price content and services to enhance our monetization. However, if we fail to properly interpret user preferences or convert our understanding into effective business strategies, our monetization may not be effective.

The COVID-19 pandemic, including any lockdown and reopening of relevant markets, has affected our business activities and results. Any future occurrence of natural disasters, epidemics, pandemics or other outbreaks, or other catastrophic events could also adversely affect our business.

The COVID-19 pandemic and the measures to contain its spread have from time to time resulted in business and manufacturing disruptions in our markets, impacted the business activities of our ecosystem participants, and disrupted the global supply chain including those of our sellers on our platform and merchant partners. Our users’ spending power may be reduced if the global or local economies continue to be negatively affected. We are unable to predict future developments with respect to the COVID-19 pandemic, including any potential future waves of the pandemic due to existing or new variants of the virus, the availability and effectiveness of vaccines and treatments, and the actions that have been and continue to be taken by authorities and other parties in our ecosystem in response.

COVID-19, including lifting of restrictions in relevant markets, has affected and may continue to affect our businesses and our users’ behaviors. We have observed ongoing moderation in user engagement and monetization in our businesses. Accordingly, the trends we saw with respect to our revenues and other financial results and operating metrics during COVID-19 impacted periods are not indicative of results for future periods.

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

Our business has become increasingly complex given the scale of our operations, product offerings and the diverse markets in which we operate. It is costly to establish, develop and maintain international operations, adapt our business model to new or diverse regulatory environments and to promote our brand internationally. Our international operations may not become profitable on a sustainable basis, if at all. As our operations continue to expand, our technology infrastructure systems and corporate, legal and compliance functions will need to be scaled to support our operations, and if they fail to do so, our business, financial condition and results of operations may be negatively affected.

The markets where we operate or expand to are diverse and unique, with varying levels of economic and infrastructure development and distinct legal and regulatory systems, and do not operate seamlessly across borders as a single or common market. Managing our businesses across these markets requires considerable management attention and resources. Operating across multiple distinct markets also requires certain additional costs, including costs relating to staffing, logistics, intellectual property protection, regulatory and legal compliance, tariffs and other trade barriers and higher tax rates in certain markets, where applicable. We may be less well-known or have fewer local resources and we may be unsuccessful in adapting our business practices, culture and operations. From time to time, we may test the waters for certain businesses in new markets where we believe there may be an opportunity to use our experience in highly diverse environments to reach underserved buyers and sellers. We may also exit from certain markets or cease certain operations in certain markets due to a variety of factors.

Our operations and expansions in new markets may become subject to risks associated with:

•	user acceptance of a digital economy, especially in the new markets to which we may expand in the future;

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

•	maintaining adequate internal and accounting control across various markets, each with its own accounting principles that must be reconciled to U.S. GAAP upon consolidation;

•	compliance with privacy laws and data security laws and compliance costs across different legal systems;

•	currency exchange rate fluctuations;

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

•	establishing strategic partnerships, as well as maintaining our relationships with any of our existing or future strategic partners;

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

As the consumer internet business may be relatively new in certain markets, the relevant regulations are evolving and expanding. We may be regularly subject to formal and informal reviews, inquiries and investigations by governments and regulatory authorities. Unfavorable regulations, laws, decisions or enforcement actions could cause us to incur substantial costs, expose us to unanticipated civil and criminal liability or penalties (including substantial monetary fines), diminish the demand for, or availability of, our products and services, increase our cost of doing business, require us to change our business practices in a manner materially adverse to our business, damage our reputation, impede our growth or monetization strategy, or otherwise have a material adverse effect on our operations.

We are subject to extensive and changing laws and government regulations across our business.

Our business is affected by laws and regulations across multiple jurisdictions that affect the industries in which we operate, and their scope and stringency have increased significantly in recent years. We are subject to a variety of regulations, including those relating to game operations, game ratings, e-commerce, social networking, internet applications or content services, digital platforms, marketing, advertising, privacy, personal information, data use, data transfer, data processing, data localization, data storage, data retention and data protection, livestreaming services, antitrust or competition laws, employment and labor laws, national language requirements, intellectual property, virtual items, user generated content, loot boxes, national security, nationalization, content restrictions, platform regulations, sale of regulated or prohibited items, protection of minors, data of minors, consumer protection, pricing, product safety and product liability, prevention of money laundering and financing criminal activity and terrorism, anti-bribery and anti-corruption regulation, economic or other trade prohibitions or sanctions, electronic contracts and other communications, digital financial services regulation, electronic payment services regulation, foreign investment and currency control regulation and regulations related to logistics, insurance, and digital banking. Because the industries in which we operate are relatively new in our markets, the relevant laws and regulations, as well as their interpretations, are often unclear and evolving. Some of these regulations also implicate licensing requirements, and the variety of potentially applicable laws and regulations can make it difficult to know or determine which licenses and approvals are necessary, or the processes for obtaining them. For these same reasons, we also cannot be certain that we will be able to maintain the licenses and approvals that we have previously obtained, or that once they expire, we will be able to renew them. We are also uncertain as to whether we will be able to obtain the licenses we apply for in a timely manner or at all. If we fail to obtain, maintain or renew any required licenses or approvals, comply with the licensing conditions or make any necessary filings, or are found to require licenses or approvals that we believed were not necessary or we were previously exempted from obtaining, we may be subject to various penalties, such as loss of the revenue or assets that were generated through the unlicensed business activities, imposition of fines, suspension or cancelation of the applicable license, written reprimands, termination of relevant businesses or offerings, criminal prosecution and the discontinuation or restriction of our operations, or other disputes. Any such penalties or disputes may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Laws and regulations and their enforcement vary from jurisdiction to jurisdiction and are often evolving, unclear or inconsistent with other applicable laws. At the same time, authorities may introduce protectionist measures or may observe regulatory developments in other jurisdictions and seek to implement similar measures, including measures to bring their respective jurisdictions in line with international standards that may be more stringent or restrictive, thus potentially subjecting us to more extensive regulation in each market. Future expansion in terms of our services and geographic coverage, including the expansion of our e-commerce platform, licensed or self-developed games and digital financial services and products, could subject us to additional regulatory requirements and other risks that may be costly or difficult to comply with. As the digital economy of our markets develop and new regulations and compliance requirements are introduced, there may be ambiguity regarding the applicability and scope of new and existing regulations and compliance requirements, which may in turn cause uncertainty to our business operations, user engagements and investor confidence. We may require more time than expected to adapt to these new requirements and may face delays during the implementation or transition period. Any failure to timely comply with such new requirements may disrupt our business operations, damage our reputation, cause us to lose users or reduce user engagement. News or rumors about potential introductions of new regulations, restrictions or compliance requirements may also result in significant uncertainties to our business operations and may negatively affect the market price of our ADSs.

In addition, data protection, privacy, content, competition, and other laws and regulations may impose different obligations and are expected to become more restrictive in certain of our markets. For example, the General Data Protection Regulation (GDPR) includes operational requirements for companies that receive or process personal data of residents of the European Union. There are a number of recently enacted and amended data protection laws as well as legislative and regulatory proposals in various jurisdictions that could impose new obligations or limitations in areas affecting our business. There are also jurisdictions that are considering or have passed legislation implementing data transfer restrictions or requiring local storage and processing of data or similar requirements, which could affect our business operations. If we are required to make changes to or are otherwise restricted in the manner in which we transfer data between and among countries and regions or share data among our businesses, it could affect our ability to and the manner in which we provide our content, products and services, which could adversely affect our financial results. We may be required to implement different operating practices and protocols depending on the requirements of each local market, which may be costly, and increase the complexity of delivery of our content, products and services.

There has been increased scrutiny over the power and influence of big technology companies globally. Competition authorities scrutinize technology companies around issues of exclusivity and abuse of market power. In addition, government agencies and regulators may, among other things, prohibit future acquisitions, divestitures or combinations, impose significant fines or penalties, or impose other restrictions that limit or require us to modify our operations with platform users or place restrictions on our business models due to anti-competition concerns. Such restrictions may alter the way in which we do business, increase our costs or liabilities or reduce demand for our platforms, which could adversely affect our business, financial condition and results of operations. From time to time we have received inquiries from or are subject to investigations by competition authorities. Any antitrust or competition related lawsuit, regulatory investigations, or administrative proceedings against us could require us to terminate or change some of our business practices, or result in us being subject to regulatory actions.

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

The provision of financial services such as mobile wallet services, payment processing, cross-border e-commerce transactions, consumer and merchant credit products, insurtech and banking services and products are typically more regulated and subject to a broad range of complex laws and regulations that are rapidly changing. The monetary, commercial or equivalent authorities in the markets in which we operate could impose new or additional licensing requirements, capital commitments, governance standards, reporting obligations or other regulatory requirements, requiring us to devote substantial operational and financial resources to comply with such requirements.

We may fail to compete effectively.

We face competition in each of our business lines and the failure to compete effectively in any of them could materially and adversely affect our business, financial condition and results of operations.

Our e-commerce business faces competition from global and regional players that operate across several markets, and from single-market players. Global e-commerce or internet companies are also making efforts to enter into our markets or e-commerce and may further expand their footprints in such markets. Such competitors may have longer operating history and greater access to financial, technological and marketing resources than we do. We compete to attract, engage, and retain buyers based on the variety and value of products and services listed on our marketplaces, overall user experience and convenience, online communication tools, social features, integration with mobile and networking applications and tools, mobile applications and availability, quality and costs of payment and logistics services. We also compete to attract and retain sellers based on the number and the engagement of buyers, the effectiveness and value of the services we offer to sellers, commission rates, and the availability of support services. As e-commerce is evolving in our markets, competition for market share is particularly intense. Our competitors may also consolidate or be acquired by other competitors, allowing them to obtain greater market share, gain access to greater resources and gain real advantages over us. In addition, we may face increasing competition from social media platforms, online and app-based search engines through which products and services may be researched and sold, and other content-providing market players. Social media platforms with high levels of user engagement may be able to leverage content and user connections and traffic on their platform to increase the visibility and attractiveness of a wide variety of brands and products.

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

Our digital financial services business faces competition from existing online and offline payment methods, including, among others, other mobile wallet services and other digital financial service providers. We expect competition to intensify as existing and new competitors introduce new services or enhance existing services. Some of our competitors may have more experience, greater financial resources or larger bases of customers than we have. In addition, certain competitors may have longstanding relationships with certain merchants to accept the payment services they offer, which may make it difficult or costly for us to establish partnerships with these merchants. New entrants tied to established brands may engender greater user confidence in the safety and efficacy of their services, along with greater liquidity. We may also face pricing pressures and other forms of competition from competitors. Some potential competitors may charge lower commissions to merchants or subsidize users through other services they offer. Such competition may result in the need for us to alter the pricing we offer which could reduce our gross profit and negatively affect our business, financial condition and results of operations. Competitors in the digital banking space such as banks and larger financial institutions may be able to offer more extensive or enhanced products and services, or offer such products and services at more attractive rates, credit or other terms, including more attractive rates on deposits and rates on loans. If such competitors appear more attractive to high quality customers or credit users, such customers or users may be less likely to use our products and services, and we may have a decreased pool of high-quality customers or credit users. For our consumer and merchant credit business, other non-bank fintechs, neobanks, credit unions, multi-finance companies, off-card financing, private credit card and point-of-sale service providers, banks and larger financial institutions may also build solutions to compete in the consumer and merchant lending space. Our competitors may also be able to obtain certain licenses that we are unable to obtain, which may hinder our ability to offer certain products or access certain pools of liquidity that are the subject of such licenses.

We may offer new products and services, develop new or enhance the features and functionality of our platforms, that may lead to increased or additional competition. We may also periodically change or remove new features and functionality, and optimize our operational efficiency and increase monetization efforts, which may not be well received and decrease the time spent by users on our platforms. We may need to compete with existing service providers who have more experience and infrastructure than us. We may also face potential protectionist policies, political measures or regulatory challenges that are more supportive of local players in such markets, which may among other things, hinder our ability to compete effectively in such markets.

Existing or future investments or acquisitions may not be successful.

We have invested in or acquired, and may in the future invest in or acquire, teams, businesses, services, assets or technologies from time to time. We may fail to select appropriate investment or acquisition targets, or we may not be able to negotiate optimal arrangements, including arrangements to finance such investments or acquisitions. Investments and acquisitions entail uncertainties and risks, such as:

•	we may fail to successfully achieve the intended objectives;

•	our investments or acquisitions may be viewed negatively by customers, financial markets or investors;

•	the costs of identifying and consummating these transactions may be significant;

•	acquisitions and the subsequent integration of new assets and businesses into our own could require significant management attention and could divert resources from our existing businesses;

•	we may have difficulty in transitioning and integrating the business, technologies, products, personnel or operations of the acquired businesses;

•	we may face unforeseen operating challenges;

•	our relationships with existing employees, customers and business partners of our group, or those of the target, may be impaired;

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

We have a limited operating history upon which to evaluate the viability and sustainability of our businesses, in particular our e-commerce business in newer markets that may be very different from Southeast Asia and Taiwan, our digital financial services business, and new game genres and markets for our digital entertainment business. In particular, our history of operating our SeaMoney business in its current business model with its services and product offerings is relatively short. Our historical results may not be indicative of our future performance and you should consider our future prospects in light of the risks and uncertainties we face operating in a fast evolving digital financial services industry in certain markets.

Our businesses involve third parties over whose actions we have no control.

Each of our e-commerce, digital entertainment and digital financial services businesses involves the participation of third parties such as third-party game developers, owners of other third-party intellectual properties, users who generate content on our platforms, including livestreaming or other real-time content dissemination, sellers and merchants who own the content and services offered through our platforms, as well as intermediaries and other third-party service providers. We rely on a number of third-party channels to provide content and services to our users, as well as performing other functions of our platform. For example, we primarily rely on third-party application distribution channels, such as the iOS App Store and the Google Play Store, to allow users to download and access our applications and games. If our third-party distribution channels voluntarily or involuntarily suspend their services to us, including taking down or removing our applications in response to government actions or other legal action or pursuant to their own policies, and we are unable to arrange for alternative measures in a timely manner or at all, our users will have difficulties accessing our applications and games or making payments for our products and services. Consequently, we will lose users temporarily or permanently, and our financial results could be materially and adversely affected.

We may not be able to control the actions of these or other third parties and thus are subject to various risks associated with working with or relying on third parties in our businesses, including:

•
risks relating to third-party sellers on our platforms and merchant partners, including deficiencies in the quality of products, misrepresentation of products, listing of restricted or prohibited products, and potential intellectual property issues (see “—We may be subject to intellectual property-related risks”);

•	risks relating to third-party publishing or distribution channels we use to make our applications available for download, such as the iOS App Store and the Google Play Store;

•
risks relating to user generated content in our games (see “—We rely on third-party game developers for some of our digital entertainment content and also allow our users to contribute and interact with user generated content”), e-commerce platform, or other platforms, including livestreaming content or other content posted in real-time that may be illegal, obscene, defamatory, infringing or otherwise inappropriate or unlawful;

•
risks relating to third-party payment service providers we depend on to provide users with various payment options or mobile wallet top-up options, such as the iOS App Store and the Google Play Store, payment on delivery, bank transfers, direct carrier billing, credit cards, debit cards, telecommunication card top-up and payment through other third-party payment services;

•	risks relating to services by third-party logistics service providers (see “—We face risks related to logistics and fulfillment”);

•	risks relating to third party collection agents in relation to our credit products and loans receivable;

•	risks relating to manpower agencies and independent contractors (see “—We face manpower-related risks”);

•	risks relating to business process outsourcing vendors, including customer service agents;

•
risks relating to users’ personal data that is received or used by third parties in connection with our services, such as when sellers or third-party logistics providers receive user information in connection with order fulfillment;

•
risks relating to third party banks, insurance and wealth management service providers providing services on our platforms. If such third party service providers engage in activities that are negligent, fraudulent, or otherwise harm the interest of users subscribing to such services or products through our platforms, we may be subject to legal and financial harm, including potential contractual or non-contractual liability, reputational damage, litigation risk and/or user loss even if due to actions or activities not related to, attributable to or caused by us, or within our control;

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

We operate in multiple markets, which exposes us to the effects of fluctuations in currency exchange rates as we report our financials and key operational metrics in U.S. dollars. We earn revenue denominated in local currencies of our markets in Southeast Asia, Taiwan and Brazil, among other currencies, while some of our costs and expenses are paid in other foreign currencies. We generally pay license fees to game developers in U.S. dollars, and incur expenses for employee compensation and other operating expenses in the local currencies in the markets in which we operate. From time to time, we may pay acquisition considerations in U.S. dollars. We do not rely on any single currency as we earn revenue in different local currencies across our markets and keep a significant cash position in U.S. dollars. However, fluctuations in the exchange rates among the various currencies that we use could cause fluctuations in our operational and financial results. Our expenses may become higher and our revenue and operating metrics may become lower than would be the case if exchange rates were stable or if we were operating and reporting in one currency. Movements in foreign currency exchange rates may have a material adverse effect on our results of operations, which may cause our financial and operational metrics reported in U.S. dollars to be not fully representative of our underlying business performance. A significant amount of our revenue and some of our operating metrics are denominated in certain local currencies that have been subject to significant volatility in the past. Because fluctuations in the value of these local currencies are not necessarily correlated, our results of operations in any period may be adversely affected by such volatility. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Major Factors Affecting Our Results of Operations” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

We may enter into foreign exchange derivatives transactions and incur relevant costs from time to time to manage our exposure to exchange rate risk. Such derivatives transactions while intended to be non-speculative, are designed to protect us against increases or decreases in exchange rates, but not both. If we entered into derivatives transactions to protect against, for example, decreases in the value of a local currency and such local currency instead increases in value, we may incur financial losses. Such losses could materially and adversely affect our financial condition and results of operations.

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

From time to time we receive notices from third parties or are named in lawsuits by third parties alleging infringement of their proprietary intellectual property rights or in connection with claims relating to our content, products or marketing activities. For example, with respect to our e-commerce business, we receive complaints alleging that items offered on or sold through our Shopee platform infringe third-party copyrights, trademarks and patents or other intellectual property rights, or contain obscene, defamatory or libelous content. Although we have adopted measures to reduce infringements or offense by product listings on our Shopee platform before they appear on the marketplace, these efforts may not always be successful. In January 2023, the Office of the U.S. Trade Representative, or USTR, published its latest annual Review of Notorious Markets for Counterfeiting and Piracy, which identified the Shopee platform in several of our markets as “notorious markets.” The USTR may continue to identify those Shopee markets as notorious markets, and the USTR may identify other Shopee markets as notorious markets in the future. In December 2020, the European Commission placed Shopee on its Counterfeit and Piracy Watch List. Any public perception that counterfeit, pirated, or otherwise inappropriate or illegal items are commonplace on Shopee, even if factually incorrect, or perceived delays in our removal of these items could damage our reputation and result in regulatory action against us and diminish the value of our brand name. We may be subject to allegations of civil or criminal liability for alleged intellectual property infringement, including based on allegedly unlawful activities carried out by third parties through our platforms. We may also be subject to fines or sanctions by local authorities for infringing products or improper content offered on our marketplace, including requiring the removal of the infringing products or a temporary or permanent block of our platform.

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

Our business stores, generates and processes a large amount of data, including personal data and payment information from users, and any failure to prevent or mitigate security breaches and the improper access, use or disclosure of such data could impact our operations negatively and harm our reputation. We also maintain certain other proprietary and confidential data relating to our business and personal data of our consumers and personnel. Although we have employed significant resources to develop and implement security measures aimed at preventing breaches, our cybersecurity and data protection measures have not and may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, physical or electronic break-ins, phishing attacks, data leaks, social engineering, security breaches or other attacks and similar disruptions and fraudulent behavior or improper use by our employees or third party partners that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Any security breach, including personal data breaches or incidents, including cybersecurity incidents, could result in unauthorized access to our systems or a user’s system, misappropriation of our or a user’s information or data, loss, corruption or alteration of such data, financial loss, deletion or modification of user information, damage to our systems or those of our users, or a denial-of-service or other interruption to our business operations. Any such incidents could impact our operations and could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines, and potential liability, as well as remediation costs and increased cybersecurity and/or data protection costs. We have in the past been and are likely again in the future to be subject to these types of attacks and security breaches. As techniques used to obtain unauthorized access to or otherwise breach or sabotage systems change frequently, we may not be aware that we have been attacked and we may be unable to anticipate or implement adequate measures to protect against these security breaches until they have been launched against us, our platforms or services, our users or our third-party service providers. We may not have the resources, technical sophistication, or ability to anticipate or prevent rapidly evolving or sophisticated types of cyberattack or other types of security breaches. In addition, our confidential or proprietary information or our users’ personal data or payment information may, in some instances, be stored or processed by certain third-party partners, which poses similar risks. If an actual or perceived breach of our or our third-party partners’ security occurs, public perception of the effectiveness of our security measures and brand could be harmed, demand for our platforms or services may be reduced, our operations may be disrupted, we may incur significant legal liabilities, financial loss, and remediation costs, and our business could be materially and adversely affected. While we take measures to require third-party service providers to adopt necessary security measures and to protect against data breaches in accordance with applicable laws and regulations, we also face similar risks where personal data is shared with third-party service providers. If our third party partners engage in activities that are negligent, fraudulent, illegal or otherwise harm the trustworthiness and security of our platforms, including improper disclosure or use of user data, or if our third party partners otherwise fail to meet their data security and privacy obligations, or users are otherwise dissatisfied with their service quality on or off our platforms, we may be subject to user complaints and suffer reputational harm, even if due to actions or activities not related to, attributable to or caused by us, or within our control. Any compromise of our or our third-party partners’ security or data could have a series of significant consequences, ranging from violation of applicable security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions, to other legal and financial exposure, including potential contractual liability, reputational damage, litigation risk and/or user loss.

Our platforms services, applications, websites and games have in the past contained and may in the future contain errors or “bugs” that are not detected until after the applications, products or services are published or released. Any such errors or a significant unavailability of our platforms, services or games or any breach of users’ data protection rights due to these errors or “bugs” could affect the overall user experience, which could cause users to reduce their time on or interest in our platforms, services or games, or not recommend our content and services to others. Such errors could also result in non-compliance with applicable laws and regulations, cause financial loss, or create legal liability for us. Resolving such errors could also disrupt our operations, cause us to divert resources from other matters, or materially harm our business, financial condition and results of operations. In addition, “cheating” programs or other unauthorized software tools and modifications that enable players to cheat in games harm the experience of players who play fairly and could negatively impact the volume of purchases of in-game items. Also, vulnerabilities in the design of our products, services and of the platforms on which they run could be discovered after their release and exploited by malicious actors before they are remedied. This may lead to loss of revenues or increased cost of developing technological measures to respond to these, either of which could negatively affect our business, financial condition and results of operations.

We collect, process, transmit, and store personal information in connection with the operation of our businesses and are subject to complex and evolving international laws and regulations regarding privacy and data protection.

Our businesses are subject to a number of data protection laws and requirements in the markets in which we operate and where our users, merchant partners, customers and other participants are located. In addition, certain of our digital financial services businesses may be subject to more stringent and restrictive banking secrecy laws or other heightened requirements with respect to customer data. We are also subject to agreements with third parties such as Apple, Google, Facebook and others that place conditions and requirements on the data collected via their services. As we continue to operate internationally and as laws continue to evolve and change, we will be subject to additional data protection laws and requirements. The privacy and data protection related laws, rules and regulations of jurisdictions we operate in may change or evolve to become more comprehensive or restrictive as compared to laws, rules and regulations we are currently subject to. In addition, such laws, rules and regulations, including any penalties, may differ or be inconsistent from jurisdiction to jurisdiction. Complying with privacy and data protection related laws, rules and regulations for an increasing number of jurisdictions could require significant resources and costs. Such laws, rules and regulations may also restrict the transfer of data across jurisdictions, require data localization, require us to obtain user consent for the use and collection of their data, to delete or limit the processing of their data, and require us not to sell or engage in marketing data with respect to certain users, among other things, which may impose additional and substantial operational, administrative and compliance burdens on us, and may also restrict our operations and expansions in new markets. The costs to comply with, or our actual or perceived failure to comply with, new or changing laws, rules and regulations regarding privacy and data protection, privacy and data protection laws, rules and regulations in new markets, and/or contractual obligations related to privacy and data protection may adversely affect our business, financial condition and results of operation. We may also face potentially significant fines, reputational loss and customer loss, and may be subject to proceedings or actions against us by governmental entities, consumers or others relating to privacy and data protection.

Risks Related to Our E-Commerce Business

We face uncertainties relating to the growth and profitability of the e-commerce industry in our markets and we may face challenges and uncertainties in implementing our e-commerce strategy.

Our future results of operations and ability to grow our platforms and to sustain or increase profitability will depend on numerous factors affecting the development of the e-commerce retail industry in our markets, which may be beyond our control. These factors include:

•	the growth rate of internet, broadband, personal computer and smartphone penetration and usage in our markets, including any changes or fluctuations in growth rates and/or usage;

•	the trust and confidence level of e-commerce consumers, as well as changes in customer demographics and consumer tastes and preferences;

•	the selection, pricing and popularity of products that online sellers offer;

•	attracting and retaining a wide range of merchants, brands and retailers;

•	providing effective technologies, infrastructure and services that meet the evolving needs of consumers and merchants;

•	economic landscape, macro-economics, and consumer discretionary spending;

•	whether alternative retail channels or business models that better address the needs or preferences of consumers emerge, including social commerce or multi-category service e-commerce platforms;

•
the differing and quickly changing laws and regulations applicable to e-commerce businesses in our markets, including any required licenses or permits, exposure to additional liability, including for conduct by or content originating from third parties, and new labor legislation or changes to any employment or independent contractor classification frameworks; and

•	the development of logistics (especially last-mile delivery and warehousing infrastructure), payment and other ancillary services associated with e-commerce.

Our e-commerce revenue is currently concentrated, with our top three markets accounting for nearly half of our total e-commerce revenue. If we were to experience a material decline in Shopee’s major markets, especially those profitable or near profitable markets, or we are prohibited from operating or subject to restrictions limiting our operations in such markets, it could materially and adversely affect our financial results and the prospects and profitability of our e-commerce business. Our investments and future investments in new markets may not generate sufficient user engagement or revenues to justify continued investment. We may not gain market share in such new markets or turn profitable.

We face risks related to logistics and fulfillment.

We rely on our own logistics operations as well as third-party logistics service providers to deliver Shopee’s orders. Interruptions or failures in such logistics services could prevent the timely delivery of Shopee’s orders. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party logistics service providers, such as inclement weather, natural disasters, virus outbreaks, transportation disruptions or labor unrest, government inspections or regulatory orders mandating service halts or temporary or permanent shutdowns or due to fraud, theft or other individual wrongdoings. Our logistics operations as well as third-party logistics service providers are subject to risks associated with transportation safety, fraud, theft, robbery, or other natural events or human errors, which may result in personal injury loss or damage to the parcels or other consequences. If Shopee’s orders are not delivered on time or are delivered in a damaged state, our users may have less confidence in our services. We have in the past received customer complaints from time to time regarding our delivery services. Further, we may incur additional costs and may not be able to pass such costs to our users.

As we continue to develop our last-mile delivery and warehousing capacity as well as expand the categories of services we offer through our e-commerce platform, we expect these developments to potentially require additional capital expenditures or increase our operating expenses. In addition, we may acquire land or land use rights to build warehouses and to support such capabilities, which may expose us to risks relating to declining real estate value and construction risks. If we fail to accurately predict demand for such services, or accurately adjust our operations in response to evolving business needs and economic and regulatory conditions, we may suffer increased costs or impairment charges. Any such adjustments may also not achieve their desired or expected results. The development of our logistics and fulfillment capabilities may also become increasingly complex and challenging to operate as it expands, and we may not be able to acquire land, land use rights, set up warehouses, or lease suitable facilities to directly handle delivery of products to our customers, on commercially acceptable terms or at all.

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

In connection with our direct sales and certain value-added services on our Shopee platform, we purchase certain products from manufacturers and third parties and subsequently sell such products on our Shopee platform. This subjects us to risks relating to such products and to managing our inventory turnover. We depend on our forecasts of demand and popularity for a variety of products to make decisions regarding product purchases. Our customers may not order products at the levels expected by us due to our failure to forecast accurately, unfavorable market conditions or changes in consumer trends. In addition, if the supply of products from manufacturers and third parties deteriorates, we may be unable to obtain the products that buyers want to purchase. Manufacturers and third parties may discontinue selling products due to factors that may or may not be within our control. Our inability to secure timely and sufficient supplies of products would negatively affect inventory levels and our platform popularity. We do not always have the right to return unsold items to sellers or suppliers. If we fail to efficiently manage our inventory, we may suffer losses. We may also be subject to legal claims in relation to such products or the conduct of our sellers from time to time. We cannot guarantee that all products we purchase for direct sale are of the quality expected by our buyers. If buyers have any disputes with us regarding the products we sell, including disputes relating to product quality or authenticity, we may suffer reputational loss or liability and may need to incur additional costs to address such disputes, which in turn may adversely affect our business and results of operations.

Risks Related to Our Digital Entertainment Business

We derive a significant portion of digital entertainment revenue and gross profit from a limited number of online games.

In 2020, 2021 and 2022, our digital entertainment business contributed 46.1%, 43.4% and 31.1% of our total revenue, respectively. In addition, our gross profit in 2020, 2021 and 2022 was significantly attributable to the positive impact of our digital entertainment business. With many economies reopening further in 2022, we have observed ongoing moderation in user engagement and monetization.

Among our online games, we substantially depend on a small number of popular games, including our first fully self-developed game, Free Fire, a global popular battle royale type of mobile game, which was launched in December 2017. In 2022, our top five games, comprising Free Fire and games licensed to us by third-party game developers, contributed 97.9% of our digital entertainment revenue, among which Free Fire contributed a significant portion. If we are unable to identify, source, develop and launch new games titles that gain widespread popularity and generate significant revenue, our revenue and revenue growth may continue to depend on the success of just a few game titles. Our digital entertainment revenue decreased by 10.3% from US$4.3 billion in 2021 to US$3.9 billion in 2022, primarily attributable to the ongoing moderation in user engagement and monetization. Any negative developments or occurrences to any of our key revenue-earning games including Free Fire, such as decline in popularity, content quality issues, competing products, content restrictions, government actions, regulatory or legal changes that affect our ability to monetize our games, reductions in consumer spending and engagement levels, delay or failure in producing new engaging content, or real or perceived security risks could lead to material decline or slower growth. We may also select and invest significant financial and human resources in games that later prove unsuccessful. There may also be unforeseen delays in the launch of new games. If we are unable to source or launch new popular games in a timely manner, our game players may seek entertainment elsewhere. As the gross margin of self-developed game content tends to be higher than that of content licensed from third parties, any fluctuations in the mix of our revenue generated from self-developed game content and licensed game content may also affect our profitability.

We have a limited track record in game development and global game distribution.

While we have developed Free Fire, we are still relatively new to game development outside of Free Fire. We may be unable to continue to identify market opportunities and develop new games, and subsequent self-developed games may not always have the same or comparable levels of success. Development of new games requires considerable cost and resources, including research, testing, marketing, infrastructure and staff expenses.

Free Fire is currently available in more than 130 markets. Any self-developed games we may develop in the future may also be offered in multiple jurisdictions. Future growth of our digital entertainment business, including through our self-developed games, may subject us to additional regulatory and compliance requirements and other new risks. We may have to adopt differing methods and processes to adhere to each jurisdiction’s laws and regulations, which could result in undue delays in launching such self-developed games or increased costs.

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

Some of our most popular games are owned or developed by Tencent Holdings Limited and its affiliates, or Tencent, one of our shareholders. In November 2018, we obtained a right of first refusal from Tencent to publish its mobile and PC games in Indonesia, Taiwan, Thailand, the Philippines, Malaysia and Singapore, subject to certain terms and conditions. The term of this right of first refusal is for an initial term of five years, with an automatic renewal option for further 2-year terms with 3-months’ notice, unless terminated. Although we have already launched certain games under such right of first refusal arrangement, there is no guarantee that we will continue to publish the existing games or publish more games under such right of first refusal arrangement or renew such contract on terms satisfactory to us or at all, or that any games published under such arrangement will yield a positive result.

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

Our games are subject to reviews, ratings, age restrictions or other restrictions for example on processing of data of minors or on content, advertisement or distribution mandated by laws in some of our markets or ratings by third-party application distribution channels. For example, in Vietnam, online game publishers are required to obtain certain licenses, approval on game content, certificate and/or acknowledgement of announcement from the competent authority, depending on the classification of each game to be provided to the market. In Thailand, applications to publish online games need to be reviewed and approved by the Thailand Film and Video Censorship Committee. Apple uses its own proprietary app rating system and Google Play uses the International Age Rating Coalition (IARC) rating system. If we are unable to obtain the ratings we have targeted for our games, it could delay the launch or upgrade of our games.

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

There are increasing discussions in many jurisdictions globally regarding whether certain game mechanics, such as loot boxes, should be subject to a higher level or different type of regulation to protect consumers. Some jurisdictions have seen enforcement or actions initiated by activist groups or organizations to protect consumers, in particular minors and other susceptible persons. For example, in February 2021, the National Association of Centers for the Defense of the Rights of Children and Adolescents in Brazil, or ANCED Brazil, a youth rights group in Brazil, filed lawsuits against a number of electronic games companies and distribution platforms, including our gaming entity in Brazil, in a court dedicated to resolving matters concerning children and adolescents regarding alleged loot box mechanisms in the games. In addition, to the extent Apple, Google, or any of our other platform providers or game distribution channels restrict the use of loot boxes or similar mechanism in games, we may need to adjust our game content or monetization strategy in order to continue distribution on such platforms or channels, which may cause a decline in the revenues generated from these games and require us to incur additional costs. If new or amended legislations or regulations, which may vary significantly across jurisdictions and which we may be required to comply with, require certain game mechanics of our games to be modified or removed, such requirements would increase the costs of operating our games, impact player engagement and monetization, or may otherwise harm our business performance. In addition, the increased attention focused on potential liability issues or alleged harms as a result of any lawsuits and legislative proposals could harm our reputation or otherwise impact our business.

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

Although there are trends of uptick of digital financial services and products across the globe, there is no certainty that this will continue or will result in widespread market acceptance of our digital financial services and products across all or any of the markets in which we operate. We may be unable to achieve the required level of market acceptance in order for us to recoup the investment costs involved in developing and launching our digital financial services and products or to bear the associated risks involved in providing such services and products. Our ability to achieve or maintain market acceptance for our digital financial services and products are affected by a number of factors, such as the community’s lack of trust in digital financial services and products being provided by a company that is not a traditional financial institution, entrenched preferences in traditional payment methods, insufficient use cases for our digital payment services and lack of infrastructure support locally. Even if there is adequate acceptance of our digital financial services and products, we continue to be subject to a quickly changing regulatory environment for such services and to the changing needs and demands of users, which may change for a multitude of reasons such as availability of alternative payment methods that are more popular or widely accepted. If we are found or alleged to be non-compliant, we may suffer financial and reputational damage, and may be required to modify our operations or stop offering our products and services, among other things that could negatively impact our business. While we endeavor to consistently increase demand for our digital financial services and products by broadening and improving our use cases and product offerings, we cannot predict with certainty the reasons for the changes in user demands, and the consequential effects of such changes on our business.

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

Most of our digital financial services product offerings have a limited operating history and face inherent uncertainties with regard to operations and profitability. In addition, our digital financial services business faces intense competition with existing services providers and other new entrants. Our competitors may have greater experience in the financial services sector and greater resources than we have. To attract users, we may have to create differentiated product and services offerings or offer incentives. Our current or future digital financial products and services may not be successful or generate sufficient revenue to cover the costs and expenses of their launch and development.

We face risks related to our lending and consumer and merchant credit businesses.

As we further diversify our credit product offerings and services and our business scale remains large or further increase, we may require additional funds, explore alternative funding methods such as partnering with external funding providers or consider securitization of our credit portfolio. If our capital is insufficient to meet the demand or, in the case of our lending business, any applicable regulatory or capital requirements, due to lack of internal resources or alternative funding options, it may affect our credit product or loan offering capabilities, lead to loss of users, borrowers or slower growth, and constrain our working capital.

These services will also expose us to risks and liabilities, including credit risks relating to the borrowers who may be individuals or commercial customers, and counterparty risks in dealing with potential business partners. We rely on, among other things, the information and knowledge we gain from our existing businesses to build the strategy of our credit and loan products and assess the creditworthiness of potential borrowers. Our ability to assess creditworthiness may be impaired if the strategies or policies we use to manage our credit risks do not achieve their desired effect, which could lead to, for instance, loans being issued to users who may have higher than expected default or delinquency risks. Even if our information collection, strategy and policy are all appropriate, other factors such as macro-economic or unexpected incidents may still affect our borrowers’ ability to repay. High rates of delinquency or default may occur, which could negatively affect our business, financial condition and results of operations. Interest rates we charge may not be sufficient to cover our costs and expenses in providing the loans, including the costs associated with borrower defaults. Moreover, upon a borrower’s default, we may need to devote internal resources or engage third-party collection agencies to collect the receivables, which may not be successful at all. If any collection personnel are involved with any misconduct or there are perceptions that our collection practices are considered to be aggressive or not compliant with relevant laws and regulations, our reputation and business may be harmed or may become subject to fines or other penalties.

 We currently have, or may explore, channeling and joint financing arrangements with our banking partners to fund some of our credit business and may securitize our consumer and merchant loans, or enter into other arrangements to fund our credit business. Any changes to, or new interpretations of, the existing regulations relating to consumer and merchant credit business and these funding activities may discourage our financing or funding partners from funding loans through our platform. Further, increases in interest rates could increase our cost of funding and may make our securitization products less attractive. If our financing or funding partners cease to fund the loans (whether temporary or permanent), our consumer and merchant credit business may be adversely impacted. If fewer investors, financing or funding partners are willing to fund the loans, the increased competition for funding and the cost of funding may increase, which may adversely impact our results of operation.

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

As our banking and consumer and merchant credit businesses develop, our business and financial results may also become increasingly subject to credit cycle volatility and the risk of credit losses, including deterioration of the credit profile of borrowers. Our allowance for credit losses is based on our historical credit loss experience, adjusted for forward-looking factors specific to the receivables and economic environment, and the allowance we make for credit losses are calculated on an aggregate basis for various customer segments that are considered to have similar credit characteristics and risk of loss. There are various factors used to help us assess the credit risks of our banking and consumer and merchant credit businesses. These factors may be based on limited history or be beyond our control, and we may be unable to accurately predict the creditworthiness of a borrower, merchant or consumer due to inaccurate assumptions. For example, credit risks may be affected by changes in the political, economic or social environment, volatility in the financial markets resulting from bank failures and disruptions to the banking system, market concerns related to the liquidity, solvency or capitalization of banks or other financial institutions, such as the availability and terms of government assistance to financial institutions under financial pressure and limited liquidity in accessing bank deposits, or credit cycles, rising interest rates, changes in consumer behavior, legal or regulatory changes, and other factors. If our assessment of, assumptions used or expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if future actual losses exceed our estimates of expected losses, we may be required to increase our provisions for credit losses and/or be subject to increased liquidity risks, which may adversely impact our results of operation and financial condition.

Our banking business may subject us to additional material business, operational, financial, legal and compliance requirements and risks.

Our wholly-owned subsidiary in Singapore has been granted a digital full bank license in Singapore in December 2021. As the holder of a digital full bank license, our Singapore digital bank is required to comply with certain licensing conditions and other regulatory requirements which include additional business, operational, financial and legal requirements. In addition, we expect to be required to meet the minimum paid-up capital requirement set by the Monetary Authority of Singapore, or MAS, eventually reaching S$1.5 billion (US$1.1 billion) once our digital bank is fully functioning.

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

Banking business, including digital banking business, is heavily regulated and subject to various laws, regulatory requirements and guidelines imposed by the relevant regulators. Such laws, regulations and guidelines may impose rules and/or restrictions on the type of banking products and services we offer, eligibility criteria of our customers, related party transactions, market entry, risk management, corporate governance, minimum capital requirements, capital adequacy, liquidity and/or regulatory ratios, and tax and accounting policies, among other things. Local authorities may have the authority to inspect our operations and conduct periodic and/or ad hoc audits of our operations to assess our compliance with the relevant regulatory requirements and guidelines. They may also have the authority to impose fines, sanctions or order remediations. As digital banking evolves as an industry, applicable laws, regulations and guidelines may change or increase, and we may not be able to adapt to new or revised laws, regulations and guidelines in a timely manner or at all. We are a new player in the banking industry, and have limited experience operating banks, including digital banks. Recent disruptions to the banking system and the surrounding speculation and uncertainty related to liquidity, solvency and capitalization of banks may negatively impact the industry’s reputation and lead to a level of distrust towards banks, especially in relation to new entrants or smaller scale players like us, which could adversely affect our banking business’ ability to access additional funds and attract more customer deposits. In addition, if we fail to comply with new laws, regulations or guidelines, or our strategies to develop and grow our digital bank business, including products and services, fail to achieve their intended effect, our business, financial condition and results of operations, as well as our reputation, could be materially and adversely affected.

We face risks related to our insurance business.

Our SeaInsure business is relatively small in scale compared to our other digital financial services businesses. We act as underwriters for selective types of insurance products in certain of our markets and also conduct insurance brokerage business in certain of our markets.

Demand for insurance depends on numerous factors, including general macro-economic conditions, regulatory constraints and competition. Negative market conditions may impair our ability to underwrite insurance or act as brokers at rates we consider appropriate and commensurate relative to the risk assumed. Adverse market conditions could result in a decline in policies sold, an increase in the frequency of claims and premium defaults, and an uptick in the frequency of falsification of claims. Accordingly, we may experience periods with excess underwriting capacity and unfavorable premium rates, and if we cannot underwrite insurance at appropriate rates, our ability to transact business will be materially and adversely affected.

We must accurately and timely evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately and timely, including the efficacy of claims processing, and our ability to develop or select and implement appropriate procedures and systems to support our claims functions. Any failure to pay claims accurately or timely could also lead to regulatory and administrative actions or litigation, or result in damage to our reputation, which could materially and adversely affect our business, financial condition, results of operations, and prospects. If we experience higher than expected claims, our liquidity may be constrained and our financial condition and results of operations may be adversely affected.

We are also engaged in the insurance brokerage business in certain of our markets and derive revenues primarily from commission fees paid by the insurer partners. Commission fee rates and premiums can change based on the prevailing economic, regulatory, taxation and competitive factors as well as consumer demand and the growing availability of alternative methods for clients to meet their risk-protection needs. We have no control over these factors and fluctuations in fee or premium rates, and our revenues and profitability are subject to change to the extent that fee or premium rates fluctuate or trend in a particular direction.

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

We face manpower-related risks.

We have a significant employee base across various markets. In addition, we rely on a contingent workforce, such as agency workers, dispatched workers, outsourced workforce and other types of arrangements, to operate our logistics, customer services and certain other operations. We may require additional manpower during promotional activities and holiday seasons. Our inability to effectively meet our manpower needs can hinder our ability to execute our business strategy, negatively impact cost and service levels, and adversely affect our business and results of operations.

Further, our workforce may attempt, successfully or unsuccessfully, to form one or more unions or enter into collective bargaining agreements against us or their respective employers. Work stoppages or strikes could occur within a unionized workforce. We may be required to participate in or facilitate such unionization or collective bargaining efforts within certain jurisdictions. These efforts could increase our costs, decrease our operational flexibility, and impact how we are able to staff our operations and supplement our workforce. In addition, the classification of certain types of contingent workforce is currently being challenged in some of our markets. If, as a result of changes to law or regulation or for any other reason, we are required to reclassify our contingent workforce as employees, we may incur significant additional expenses for manpower costs, including expenses associated with the application of wage and hour laws, benefits, social security contributions, taxes, and potential penalties. Any such reclassification may require us to fundamentally change our business model with respect to such workforce, decrease our operational efficiency and consequently have a material and adverse effect on our business, financial condition, results of operations and cash flows.

In addition, in order to optimize our operating efficiency, we have made adjustments to a number of teams across various markets and may in the future implement other such adjustments. Any adjustments may yield unintended consequences and costs, such as attrition beyond the intended adjustments, and could make it more difficult for us to hire new personnel in the future. A failure to properly manage our operating efficiency may materially and adversely affect our business, reputation, financial condition and results of operations.

We may need additional capital, but may be unable to obtain it on favorable terms or at all.

We may require additional cash capital resources in order to fund future growth and the development of our businesses, including expansion of our e-commerce and digital financial service businesses and any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities, obtain new or expanded credit facilities or enter into securitization or channeling arrangements. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including market conditions, our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, governmental regulations over foreign investment and the e-commerce, digital entertainment and digital financial services industries in our various markets. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

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

Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions, including in our markets or in other jurisdictions we may operate in the future. The Organization for Economic Cooperation and Development, or OECD, has published proposals to advance international negotiations to ensure that large and highly profitable multinational enterprises, including digital companies, pay tax in market jurisdictions where they have business activities and earn profits if the prescribed threshold is met. OECD has also introduced Global Anti-Base Erosion Rules to ensure that multinational enterprises pay a minimum level of tax on the income arising in each of the jurisdictions where they operate. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus-based tax incentive practices, and has heightened scrutiny of policies regarding corporate income and other taxes in many jurisdictions. Tax reform legislation has been enacted, implemented or is being proposed in many such jurisdictions. For example, certain jurisdictions in Asia, Europe and Latin America have already enacted or are discussing new tax laws, rules and regulations directed at the digital economy and multi-national businesses. Such laws may increase our tax obligations in those markets or change the manner in which we operate our businesses locally, and may adversely affect our business, financial condition and results of operations.

In addition, a number of markets have been pursuing fundamental changes to the tax laws applicable to multinational companies like us, including developing global OECD guidelines and enacting taxes relevant to the provision of digital services, including with respect to digital services tax, sales tax, value-added taxes, withholding taxes, tariffs, revenue-based taxes, excise taxes or other similar taxes. If these developments lead to enacted policy changes, it may have an adverse impact on our income tax expense and negatively impact our business. Possible implications may include multiple levels of taxation, additional obligations, prospectively or retrospectively, as well as imposition of interest and penalties if non-compliance is determined. Potential heightened tax law enforcement against us could have a material adverse effect on our business, financial condition and results of operations.

We may not achieve the intended tax efficiencies of our corporate structure and intercompany arrangements, which could increase our worldwide effective tax rate.

Our corporate structure and intercompany arrangements, including the manner in which we conduct our intercompany and related party transactions, are intended to provide us with worldwide tax efficiencies while adhering to the arm’s length principle. The application of tax laws of various jurisdictions to our business activities is subject to interpretation and also depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The tax authorities of the jurisdictions where we operate may challenge our methodologies for intercompany and related party arrangements, including transfer pricing. We could face adverse tax consequences if local tax authorities assert that any transactional arrangements among our group entities were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under the applicable laws, rules and regulations, and adjust the income of such group entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our group entities for tax purposes, which could in turn increase their tax liabilities. In addition, local tax authorities may impose late payment fees and other penalties on our entities for the adjusted but unpaid taxes according to the applicable regulations. If the manner in which we operate does not achieve the intended tax consequences, our financial condition and results of operations could be adversely affected.

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

We do not have extensive insurance coverage. While we have obtained insurance to cover certain potential risks and liabilities for certain businesses we operate, the coverage of any insurance we have may be insufficient to compensate for losses that may occur. We do not carry business interruption insurance to cover our operations. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to carry such insurance. Any uninsured damage to our platforms, technology infrastructures or disruption of our business operations could require us to incur substantial costs and divert our resources, which could have an adverse effect on our business, financial condition and results of operations.

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

Industry data, projections and estimates are inherently uncertain as they require certain assumptions and judgments. Moreover, geographic markets and the industries we operate in are not rigidly defined or subject to standard definitions, and are the result of subjective interpretation. Accordingly, our use of the terms referring to our geographic markets and industries such as e-commerce, digital entertainment and digital financial services markets may be subject to interpretation, and the resulting industry data, projections and estimates may not be reliable. Our industry and market data should be interpreted in light of the defined geographic markets and defined industries we operate in. Any discrepancy in interpretation could lead to different industry data, measurements, projections and estimates and result in errors and inaccuracies. For these reasons, you should not place undue reliance on such information.

Our user metrics and other estimates are subject to inherent challenges in measuring our operating performance.

From time to time we disclose certain metrics, including, without limitation, our Game QAUs, Game QPUs, orders, GMV, and total payment volume, to evaluate trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our services are used across large populations throughout our markets. For example, we believe that we cannot distinguish individual users who have multiple accounts unless certain official individual identification information is provided to us. Our user metrics are also affected by technology on certain mobile devices that automatically runs in the background of our applications when another phone function is used, and this activity can cause our system to miscount the user metrics associated with such accounts. Our user metrics may also differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in assumptions, methodologies or data used.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2022. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report on management’s assessment on the effectiveness of internal control over financial reporting. However, if we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, and investor confidence in us and the market price of our ADSs may decline. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions.

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

As a public company, our public profile has grown, which may result in increased litigation as well as increased public awareness of any such litigation. In addition, we may be the target of securities class action and derivative lawsuits, as well as other types of claims. We will need to defend against such lawsuits, including any appeals, and we may also initiate legal proceedings to protect our rights and interests. We may also be subject to regulatory and government investigations or actions in various jurisdictions. There is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are subject, which increases the risk that we will be subject to actions or claims alleging violations of those laws and regulations. Any adverse outcome could have a material adverse effect on our reputation, business, financial condition and results of operations.

In particular, we will need to defend against the putative shareholder class action lawsuit described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings,” including any appeals of such action. We are currently unable to ascertain the possible loss or possible range of loss, if any, associated with the resolution of this lawsuit. The litigation process may utilize our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could materially harm our business. An adverse determination in this lawsuit, including an adverse determination on appeal in this lawsuit, may have a material adverse effect on our financial condition and results of operations.

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

The laws and regulations in some of our markets place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. To comply with the relevant laws and regulations, we and certain of our wholly-owned subsidiaries in the Cayman Islands and Singapore have entered into a series of contractual arrangements with certain local entities, or VIEs, and their shareholders who are local citizens, which enable us to (i) exercise effective control over such VIEs, (ii) receive substantially all of the economic benefits and absorb the losses of such VIEs, and (iii) have an exclusive call option to purchase all or part of the equity interests in and/or assets of such VIEs when and to the extent permitted under the relevant laws. Because of these contractual arrangements, we have control over and are the primary beneficiary of such VIEs and hence consolidate their financial results under U.S. GAAP. For the year ended December 31, 2022, revenue from all our VIEs (which excludes entities for which we have majority direct equity ownership) accounted for 5.8% of our total revenue. None of our VIEs is individually a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Our VIEs, Their Shareholders and Us.”

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

There have been and remain tensions surrounding the Taiwan Strait. Such tensions may affect the economic and social activities in Taiwan, which may in turn affect our businesses and operations in Taiwan. There has historically been imposed prohibitions and restrictions on investments, directly and indirectly, by PRC investors in Taiwan. “PRC investors” refer to PRC individuals, juristic persons, organizations and other institutions, and PRC invested companies from other jurisdictions. “PRC invested companies from other jurisdictions” refer to those entities incorporated outside of the PRC and invested by PRC individuals, juristic persons, organizations and other institutions that: (i) directly or indirectly hold more than 30% of the shares or capital of such entities (each intermediate holding company shall be separately assessed based on this 30% test to determine whether it is deemed a PRC invested company from other jurisdictions), or (ii) have the ability to control such entities. Under the current policies on PRC investments in Taiwan, PRC investors are allowed to invest, upon prior approval, in Taiwan companies that operate business in the statutory business categories listed as permitted in the Positive Listings promulgated by the Taiwan authorities, and are prohibited or restricted from investing in all other businesses. In addition, if a PRC investor is a juristic person, organization, or other institution invested by (a) the “political party,” military, administrative or political agency of PRC, or (b) PRC invested companies from other jurisdictions (defined in “Item 4. Information on the Company—B. Business Overview—Regulation—Taiwan—Regulations on Foreign Investment”) invested by the agency listed in item (a) above, the Taiwan authorities may restrict or prohibit such PRC investor from investing in businesses in Taiwan.

Under Taiwan company law, a Taiwan company is required to select from a statutory list of business categories for inclusion in its corporate registration based on various aspects of its business operations. Some of the statutory categories currently listed in the corporate registration of our Taiwan operating entities include computer recreational activities, software publication, third-party payments, general advertising services and sales of certain medical or cosmetics related goods that are not within the Positive Listings. The other statutory business categories currently listed in the business scope of the corporate registration of our Taiwan operating entities are within the Positive Listings, including the data processing services listed in the corporate registration of our e-commerce and digital entertainment business entities, and the software design services currently listed in the corporate registration of our digital entertainment business entity.

We do not believe, based on advice from our Taiwan counsel, LCS & Partners, that we are a PRC investor under existing Taiwan law and court judgments. Therefore, we do not believe that we are prohibited from operating businesses that have statutory business categories not listed as permitted in the Positive Listings or that we need to seek prior PRC investment approval for operating businesses that have statutory business categories listed as permitted in the Positive Listings. We currently operate our e-commerce and digital entertainment businesses in Taiwan through our wholly-owned branch offices in Taiwan. Both of such entities were acquired or established upon approval by the relevant Taiwan government authorities. However, should the Taiwan authorities deem us to be a PRC investor, the Taiwan authorities may take a range of actions, including:

•	imposing fines between NT$120,000 (US$3,905) to NT$25,000,000 (US$813,537) and further fines if the non-compliance is not rectified as ordered;

•	ordering us to reduce any direct or indirect ownership or control by PRC investors in our company;

•	requesting us to divest some or all of our ownership or control in our operating entities in Taiwan;

•	suspending the rights of shareholders of our Taiwan operating entities; and

•	discontinuing the operations and revoking the business licenses of our Taiwan operating entities.

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

Many of the markets in which we operate have not developed a fully integrated legal system, and laws and regulations may not cover all aspects of economic activities in such markets with a high degree of certainty or predictability. In particular, the interpretation and enforcement of these laws and regulations involve political uncertainties, and the application of some of these laws and regulations to our businesses is not settled. Since local administrative and court authorities may have significant discretion in interpreting and implementing statutory provisions, legal principles and contractual terms, it may be difficult to evaluate or predict the outcome of administrative and court proceedings or the level of legal protection we have in many markets in which we operate. Local courts may have broad discretion to reject enforcement of foreign court decisions or arbitration awards. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or claims. In addition, the legal and regulatory uncertainties in such markets may be exploited by other parties through unmerited or frivolous legal actions, claims concerning the conduct of third parties, or threats in attempt to extract payments or benefits from us.

Many jurisdictions in our markets have enacted, and may enact or amend from time to time, laws and regulations governing the distribution of content and communications, including games, services, advertising, marketing, messages, applications, electronic documents, personal data and other information through the internet or on digital platforms. The relevant government authorities may prohibit the distribution of information through the internet that they deem to be objectionable on various grounds, such as public interest or public security, protection of minors, data protection related, obscene, offensive or defamatory content, or to otherwise be in violation of local laws and regulations. If any information disseminated through our platforms were deemed by any relevant government authorities to violate content restrictions, we may not be able to continue to display such content and could be subject to penalties, including confiscation of the property used in the non-compliant acts, removal of the infringing content, temporary or permanent blocks, administrative fines, suspension of business, revocation of the registration to act as an electronic systems provider and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

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

It is possible that laws and regulations may be adopted or construed to apply to us that could restrict or otherwise impact our industries. Scrutiny and regulation of the industries in which we operate may further increase, and we may be required to devote additional legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the regulation of currency, money laundering, banking institutions, unclaimed property, e-commerce, consumer and data protection and intermediary payments may be interpreted to cover services offered on our e-commerce platform, virtual items offered in our digital entertainment business or through our mobile wallet networks. Changes in current laws or regulations or the imposition of new laws and regulations regarding our industries may slow the growth of our industries and adversely affect our financial condition and results of operations.

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

A significant portion of our revenue and expenses are denominated in currencies subject to exchange control. If revenue denominated in such currencies increases or expenses denominated in such currencies decrease in the future, we may need to convert a portion of our revenue into other currencies to meet our foreign currency obligations. Currently, in Taiwan, a single remittance by a company for an amount over US$1 million or its equivalent in foreign currency shall be reported and documents supporting the accuracy of such report shall be provided to the bank handling such remittance before the remittance is conducted. In addition, remittances by a company in annual aggregate amounts exceeding US$50 million or its equivalent in foreign currency may not be processed without the approval of the Central Bank of the Republic of China (Taiwan). In Vietnam, exchanging Vietnamese dong into foreign currency must be conducted at a licensed credit institution such as a licensed commercial bank. Conversion of Thai baht to another currency is subject to regulations promulgated by the Ministry of Finance and Bank of Thailand. Conversion of Indonesian rupiah into any foreign currency that exceeds certain specific threshold is required to have an underlying transaction and supported by underlying transaction documents. In Malaysia, the foreign exchange policy requires the approval of the Central Bank of Malaysia (BNM) for cross-border remittances which are either set out in the foreign exchange notices or applied for on an ad hoc basis. BNM has the discretion whether to grant its approval, and to impose any condition on such approval so there is no assurance that its approval will be granted. We may be unable to convert such local currencies into U.S. dollars or other foreign currencies to pay dividends or for other purposes on a timely basis or at all.

RISKS RELATED TO THE ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in the same markets as us that have listed their securities in the United States. The stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our quarterly or annual revenue, earnings and cash flow;

•	guidance or other projections we may provide to the public, including any changes or failure to meet any guidance or other projections;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	announcements of new content and services or plans of expansion or exits by us or our competitors;

•	changes in financial estimates by securities analysts and data providers, or our failure to meet these estimates or the expectations of investors;

•	downgrades by industry or securities analysts that publish research or reports on us;

•	detrimental adverse publicity about us, our businesses or our industries or investor sentiment with respect to our competitors, our shareholders and investors, and our industry in general;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities, including the perception that these sales could occur;

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

Shareholders of public companies have often brought securities class action suits against those companies following periods of volatility or decline in the market price of their securities. Sea Limited is currently a defendant in a putative securities class action. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” Involvement in a securities class action lawsuit could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not meritorious, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully established against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

As we operate globally, we may receive an increasing degree of media coverage. We have been the subject of media coverage involving concerns around our markets, our products or services and business developments and our efficiency initiatives, and we continue to receive publicity relating to these concerns among others. Any publicity that is unfavorable or perceived to be unfavorable may affect our business, brand and reputation. For example, such publicity could have an adverse effect on the size, engagement, and loyalty of our user base as well as result in increased scrutiny of our business, including our business practices and policies.

Substantial future sales or perceived potential sales or issuances of our ADSs, Class A ordinary shares or other equity securities could cause the price of our ADSs to decline significantly. As of March 15, 2023, the aggregate principal amount outstanding of our 2023, 2024, 2025 and 2026 convertible notes was approximately US$31.3 million, US$152.0 million, US$1.1 billion and US$2.1 billion, respectively. The holders of our 2023, 2024, 2025 and 2026 convertible notes may convert their convertible notes in accordance with the instruments governing such convertible notes at the initial conversion rate of 50.5165 ADSs, 19.9475 ADSs, 11.0549 ADSs and 2.0964 ADSs per US$1,000 principal amount, respectively. Our 2023 convertible notes are currently convertible until prior to the close of business on the second scheduled trading day immediately preceding July 1, 2023, which is the maturity date of these convertible notes. In addition, for the current quarter, being April to June 2023, our 2024 convertible notes are currently convertible in accordance with their terms. To the extent our convertible notes are convertible in a given period and converted and we issue ADSs to settle our obligations, the ownership interest of our ADS holders will be further diluted.

Our founder has control over key decision making as a result of his control of a majority of the voting power of our outstanding share capital and has substantial influence over our company.

We have adopted a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares since our IPO. On February 14, 2022, our shareholders approved the amendment and restatement of our memorandum and articles of association at our annual general meeting. Upon the effectiveness of such amendment, the voting power of our Class B ordinary shares increased from three votes per share to 15 votes per share on all matters subject to vote at general meetings of our company and Forrest Xiaodong Li, our founder, chairman and Group Chief Executive Officer, is the sole beneficial owner of all our Class B ordinary shares. The voting power of our Class A ordinary shares of one vote per share remains unchanged. Due to the different voting powers associated with our two classes of ordinary shares, as of March 15, 2023, our founder beneficially owns an aggregate of approximately 59.9% of the total voting power of our issued and outstanding ordinary shares. As a result, our founder has substantial influence over our business, including significant corporate actions including mergers, consolidations, and election of directors. As a board member and officer, Mr. Li owes a fiduciary duty to our company and must act in good faith in a manner he reasonably believes to be in the best interests of our company. As a shareholder, even a controlling shareholder, Mr. Li is entitled to vote his shares in his own interests, which may not always be in the interests of our shareholders generally. Certain actions may be taken even if they are opposed by our other shareholders. This concentrated control could discourage, delay or prevent a change of control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. It could also discourage a potential investor from acquiring our ADSs represented by our Class A ordinary shares, which has less voting power compared with our Class B ordinary shares, and may harm the trading price of our ADSs. In the event of his death, the Class B ordinary shares beneficially owned by Mr. Li will be automatically converted into an equal number of Class A ordinary shares.

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

We adopted our 2009 Share Incentive Plan, last amended and restated in April 2022, or the 2009 Plan, for the purpose of granting share-based compensation awards to officers, employees, directors and other eligible persons to incentivize their performance and align their interests with ours. In April 2022, our board of directors approved the amendment and restatement of the 2009 Plan to increase the maximum aggregate number of shares available under the 2009 Plan, pursuant to which on January 1 of each of 2023, 2024, 2025 and 2026, the maximum aggregate number of ordinary shares which may be issued under the 2009 Plan will increase by 3% of the total number of ordinary shares of all classes of the company outstanding on that day immediately before the increase. The current maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2009 Plan is 193,718,406. We are authorized to grant options, share appreciation rights, share awards of restricted shares and non-restricted shares, restricted share units and other types of awards the administrator of the 2009 Plan decides.

We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. As of March 15, 2023, outstanding awards granted under the 2009 Plan consisted of (i) options to purchase 69,873,363 Class A ordinary shares, (ii) 11,827,347 restricted Class A ordinary share units, and (iii) 211,701 share appreciation rights. As a result of our grants of awards under the 2009 Plan, we incurred share-based compensation expense of US$290.2 million, US$470.3 million and US$705.9 million in 2020, 2021 and 2022, respectively. For more information on our share incentive plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We will incur additional share-based compensation expenses in the future as we continue to grant share-based incentives. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may remain significant or increase, which may have an adverse effect on our results of operations.

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

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our memorandum and articles of association contain a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares, all of which are held by Forrest Xiaodong Li, our founder, chairman and Group Chief Executive Officer. As of March 15, 2023, our founder beneficially owned an aggregate of approximately 59.9% of the total voting power of our outstanding ordinary shares. In addition, in September 2022, Tencent granted an irrevocable voting proxy with respect to all its Class A ordinary shares to our board of directors to vote on matters that are subject to the vote of shareholders of Sea. Such proxy gives our board of directors (duly constituted from time to time) approximately 8.7% of voting power. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and our ADSs may be materially and adversely affected.

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

Based on our income and assets, and the value of the ADSs, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2022, and do not anticipate becoming a PFIC for the current taxable year or for the foreseeable future. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

We launched our digital financial services platform in Vietnam in April 2014 and in Thailand in June 2014. In the fourth quarter of 2019, we introduced SeaMoney as the overall brand for our digital financial services business. Since 2021, we have further expanded our digital financial service offerings across credit, insurtech and digital bank services, including launching our bank business in Indonesia, Philippines and Singapore.

On October 20, 2017, we completed our initial public offering and listed our ADSs on the New York Stock Exchange under the symbol “SE.”

At our annual general meeting on February 14, 2022, our shareholders approved as a special resolution the amendment and restatement of our memorandum and articles of association. Upon the effectiveness of such amendment, among other relevant changes, the voting power of our Class B ordinary shares increased from three votes per share to 15 votes per share on all matters subject to vote at general meetings of our company. Immediately upon the special resolution being approved by the shareholders, Tencent converted all the Class B ordinary shares beneficially owned by it to Class A ordinary shares. Upon effectiveness of such conversion by Tencent, all outstanding Class B ordinary shares are currently beneficially owned by Forrest Xiaodong Li, our founder, chairman and Group Chief Executive Officer. At the same time, the irrevocable proxy between Tencent and Mr. Li dated September 1, 2017 (the “Irrevocable Proxy”) was also terminated. In relation to such termination, the currently effective memorandum and articles of association no longer contain a requirement that the Class B ordinary shares beneficially owned by Mr. Li shall be subject to automatic conversion upon termination of the Irrevocable Proxy. See “Item 10. Additional Information—B. Memorandum and Articles of Association.” In September 2022, Tencent granted an irrevocable voting proxy with respect to all its Class A ordinary shares to our board of directors (duly constituted from time to time) to vote on matters that are subject to the vote of shareholders of Sea.

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

Overview

Sea has developed an integrated platform consisting of e-commerce, digital entertainment, and digital financial services, each localized to meet the unique characteristics of our markets. Many of our markets are experiencing a generational transition to the new digital economy, with digital inclusion bringing consumers ever more closely to each other and online services, by leading internet business models such as our own. Our culturally rich and diverse markets observe a rise in traditionally underserved digital consumers, who require dedicated focus, resources, and respective local market knowledge.

Sea operates three key businesses—Shopee, Garena, and SeaMoney:

•
Our Shopee e-commerce platform is the largest e-commerce platform in Southeast Asia and Taiwan. We are also gaining traction in Brazil and building a significant presence locally. Since its inception, Shopee has adopted a mobile-first approach and is a highly scalable marketplace platform that connects buyers and sellers. Shopee provides users with a convenient, safe and trusted shopping environment that is supported by integrated payment, logistics, fulfillment, and other value-added services. Our users enjoy the social nature of Shopee’s platform, where users can follow, rate and easily browse for discovery to enhance their retail experience. We also empower sellers with various tools and support such as livestreaming and other value-added services for them to better engage with their buyers. We monetize Shopee mainly by offering sellers paid advertising services, charging transaction-based fees, and charging for certain value-added services, including logistics. We also purchase products from manufacturers and third parties and sell them directly to buyers on our Shopee platform.

•
Our digital entertainment business, Garena, is a global game developer and publisher. Garena provides users with access to popular and engaging mobile and PC online games that we develop, curate and localize for each market. Garena also exclusively licenses and publishes games developed by third parties. We also promote esports in our markets to strengthen our game ecosystem and increase user engagement.

•
Our SeaMoney business is a leading digital financial services provider in Southeast Asia. SeaMoney currently offers offline and online mobile wallet services, payment processing and other offerings across credit, insurtech and digital bank services. These services and products are offered in various markets in Southeast Asia under ShopeePay, SPayLater, SeaBank, SeaInsure and other digital financial services brands.

Each of our businesses provides a distinct and compelling value proposition to our users, and each also exhibits strong virtuous cycle dynamics, which we believe support our leadership position and provide a strong foundation for continued growth while creating barriers to entry for our competitors in our markets.

Since our founding, we have achieved significant scale and growth. Our total revenue increased from US$4.4 billion in 2020 to US$12.4 billion in 2022, a CAGR of 68.7%. We had gross profit of US$1.3 billion, US$3.9 billion and US$5.2 billion in 2020, 2021 and 2022, respectively. We incurred net losses of US$1.6 billion, US$2.0 billion and US$1.7 billion in 2020, 2021 and 2022, respectively, primarily due to our investments in expanding our businesses, in particular our e-commerce and digital financial services businesses. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Reporting” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Description of Certain Statement of Operations Items—Revenue” for a breakdown of our total revenues by category of activity and geographic market for each of the last three financial years.

Our Businesses

Shopee E-commerce Platform

Our Shopee e-commerce platform is a mobile-centric, social-focused marketplace with integrated payment and logistics infrastructure and comprehensive services we offer to sellers. It is a highly scalable marketplace platform that provides users with a convenient, safe, and trusted shopping environment. Shopee is the largest e-commerce platform in Southeast Asia and Taiwan. We are also gaining traction in Brazil and building a significant presence locally.

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

	For the Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
	(billions)
GMV (US$)	17.4	19.0	19.1	18.0
Orders	1.9	2.0	2.0	1.7

While we primarily operate as a marketplace, we also purchase some products from manufacturers or third parties directly and sell on our Shopee platform under our official store to meet buyers’ demand. Bulk purchasing and direct product sales for specific product categories also enable us to offer a better product assortment to our buyers.

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

E-commerce Platform Operations

Product Category Focus

We use targeted seller engagement and product placement to attract sellers and bring products to our platform. We leverage our deep understanding of local market conditions and user preferences to prioritize product categories that we believe have higher realization rates and profitability for our sellers. We currently offer a general merchandise platform focused on long-tail high-margin categories, such as fashion, health and beauty, and home and living. Meanwhile, we continue to focus on expanding categories to include an increasingly diverse range of products.

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

Integrated Logistics Services

Logistics is critical for the development of e-commerce in our markets since many of them have terrain that is difficult to navigate and underdeveloped infrastructure. We rely on a combination of our own logistics capability and third-party logistics service providers to service Shopee orders. The logistics service providers which we cooperate with include some of the largest and most reliable service providers in our markets. Because of the large number of transactions from our platform, we are typically able to negotiate preferred terms with these service providers for our users. We also build our own local logistics capabilities to effectively service our buyers and sellers.

Moreover, on our Shopee platform, sellers and buyers can track the delivery status of their packages and provide feedback on logistics services. We evaluate and provide feedback to logistics service providers to improve the level of services provided to our users, including average delivery times.

Payment on Shopee

As transactions on Shopee are protected by Shopee Guarantee, buyers make payments to Shopee’s designated Shopee Guarantee account which are then released by Shopee to the sellers upon buyers’ receipt or deemed receipt of the goods. Depending on the market, sellers and buyers can choose from a number of payment options to complete transactions on Shopee, including our own mobile wallet services, credit cards, bank transfers through ATM or over the internet, and cash payments upon delivery or at designated convenience stores. Shopee has already integrated its payment processing system with SeaMoney’s payment infrastructure.

Marketing and Promotions

We undertake both online and offline marketing efforts to promote our brand awareness and attract new users. Our online efforts mainly include online advertisements through major web portals, search engines, social media, and our Shopee Affiliate Program. Our online advertisements focus on promoting campaigns such as Shopee 3.3 Mega Shopping Sale, 9.9 Super Shopping Day, 11.11 Big Sale, and 12.12 Birthday Sale, as well as driving order conversions. Our offline marketing efforts are based on localized approaches, including television commercials on major TV channels and display advertisements in selected high traffic locations to cater to each market’s consumer landscape.

Social and Gamification Features

As part of our strategy to enhance user traffic and engagement on the Shopee platform, we have introduced a number of innovative social and gamification features such as “Shopee Coins,” “Shopee Prizes,” and “Shopee Live.” We also enhanced our augmented reality tools, namely “BeautyCam” and “SkinCam” that enable virtual try-ons for a personalized online shopping experience.

Users can win “Shopee Coins” from making purchases, sharing reviews, playing mini-games and participating in campaign activities, then use these Shopee Coins to offset the cost of purchase from eligible sellers. “Shopee Prizes” are a variety of mini games that promote in-app interactions between fellow users through achieving individual or group rewards. “Shopee Live” enables buyers to watch and purchase directly from livestreams hosted by sellers and Shopee’s community of content creators. These livestreams promote real-time product demonstrations and interactions between sellers, content creators and their viewers, driving a path to purchase.

Monetization

We monetize Shopee mainly by offering sellers paid advertising services, charging transaction-based fees, and charging for certain value-added services, including logistics.

Revenue from Shopee also includes revenue of products sold by us. We purchase products from manufacturers or third parties directly and sell on our Shopee platform under our official store to meet buyers’ demand for such products.

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

Our Games

Our games consist of self-developed games and games licensed from third-party developers. We offer immersive games covering some of the most popular and engaging genres, such as battle royale games; multiplayer online battle arenas, or MOBAs; action role-playing games, or action RPGs; massively multiplayer online role-playing games, or MMORPGs; racing games and sports games. In most of these games, users play online in a virtual environment existing on network game servers that connect a large number of players simultaneously to interact with each other within the games.

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

Game Players

We have a large and active user base for our online game business.

The table below sets forth certain of our operating metrics for the periods indicated.

	For the Three Months Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Bookings (US$ in billions)(1)	0.8	0.7	0.7	0.5
Game QAUs (in millions)	615.9	619.3	568.2	485.5
Game QPUs (in millions)	61.4	56.1	51.5	43.6

(1)
GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment.

Our large user base as well as the team and social aspects of our games keep our game players engaged and also create powerful network effects that further attract users to our games, resulting in a high barrier to entry for our competitors.

In-House Game Development

We develop mobile games that cater to the demands of highly diverse markets across the globe. Our game development capabilities are particularly strengthened by our global experience in game publishing. We have a sizeable in-house game development team consisting of global developers focused on enhancing Free Fire gameplay and building out our pipeline of self-developed games.

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

We provide our game developer-partners access to a large user base in highly diverse markets across the globe, enabling our games to quickly become popular. Our services to third-party game developers include game launch and hosting, localization, marketing, distribution, monetization, integrated payment infrastructure, including access to our SeaMoney platform, and online and offline community building activities.

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

Esports and Community Building

Garena organizes esports events annually and operates one of the largest mobile-game professional leagues in Southeast Asia, Taiwan and Brazil. We organize esports competitions that range in size from relatively small-scale local tournaments to widely publicized and promoted global esports events that rival the size of popular professional athletic events.

Some of our users have become full-time professional esports athletes that compete for prize money in tournaments and sponsorships from large corporations that often also sponsor professional sports. Free Fire’s large esports and streaming community is another key pillar of our user engagement strategy. As a result, we believe our esports operations generate strong user engagement for our games as well as promote user acquisition and retention.

Marketing

We devise and execute marketing plans tailored for each market. We market our games through a combination of online advertisement, outdoor and print advertisements, television commercials, influencer partnerships as well as social media platforms and other online forums.

SeaMoney Digital Financial Services Business

SeaMoney, our digital financial services business, is a leading digital financial services provider in Southeast Asia. We began to offer digital financial services in 2014. In the fourth quarter of 2019, we introduced SeaMoney as the overall brand for our digital financial services business. SeaMoney currently offers offline and online mobile wallet services, payment processing and other offerings across credit, insurtech and digital bank services. These services and products are offered in various markets in Southeast Asia under ShopeePay, SPayLater, SeaBank, SeaInsure and other digital financial services brands.

We have integrated the mobile wallet services of SeaMoney with our Shopee platform across different markets, to promote efficient growth of SeaMoney and to reduce payment friction for Shopee users. Moreover, we have use cases of our mobile wallet services outside of Sea’s platforms, including other online and offline merchants, along with a variety of third-party use cases. Third-party merchants currently include telecommunications companies, online and offline entertainment service providers such as game operators or app stores, movie theaters, concert/event venues, utility service providers, food delivery service providers, credit card issuers, banks, insurance companies, and car leasing companies. As we increase the number and type of merchants on the SeaMoney platform, we are able to offer mobile payment solutions for a wider range of products and services to meet the daily needs of our users and attract more users to the platform.

In addition, SeaMoney provides payment processing services to Shopee in almost all of our markets, which, depending on the operational arrangement in each specific market, may include payments from buyers to Shopee accounts under Shopee Guarantee as well as outgoing payments from Shopee accounts to Shopee seller accounts that are operationally handled by SeaMoney.

Moreover, SeaMoney offers other digital financial services to its users through technology, such as credit, insurtech and digital bank services. SeaMoney also provides credit offerings to select Shopee users including Shopee buyers and sellers.

We also offer insurance products through our SeaInsure business. SeaInsure acts as underwriters for selective types of insurance products in certain of our markets and also conducts insurance brokerage business in certain of our markets.

We mainly monetize our digital financial services business by charging fees (fees from our mobile wallet services and payment processing services and commissions from third-party financial institutions which offer financial products or lend to consumers on our platform), by earning interest from our credit and banking businesses and by earning premium from our insurance business.

Marketing of our SeaMoney products and services have been done through offline advertisements and in-app advertisements through our Shopee apps.

The financial services industry is heavily regulated and we are required to obtain and maintain certain licenses in the jurisdictions in which we provide financial services. As of the date of this annual report, we have obtained licenses and governmental approvals necessary to provide electronic money services in Indonesia, Vietnam, Thailand, the Philippines, Malaysia, Singapore and Brazil and to provide loans in Indonesia, Thailand, the Philippines and Malaysia. We have also obtained licenses and governmental approvals necessary to offer general and life insurance products in Indonesia and Philippines, and to operate as a broker in Thailand. As we expand our digital financial services business to additional markets, we may need to obtain additional licenses and permits in order to comply with local laws. See “—Regulation” and “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—We are subject to extensive and changing laws and government regulations across our business.”

 We acquired a controlling interest in a local commercial bank in Indonesia in 2020, and launched SeaBank in Indonesia in the latter half of 2021. We also obtained a bank license in the Philippines, and launched SeaBank in Philippines in March 2022. In addition, our wholly-owned subsidiary in Singapore has been granted a digital full bank license in Singapore in December 2021. For further details, see “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Related to Our Digital Financial Services Business—Our banking business may subject us to additional material business, operational, financial, legal and compliance requirements and risks.”

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

Competition

Each of the e-commerce, online games, and digital financial services industries in our markets is highly fragmented. We face competition in each of our lines of business in each market where we operate. Some of our competitors may have greater access to capital markets, more financial and other resources, and a longer operating history than we do. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—We may fail to compete effectively.”

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

Seasonality

Our revenue and other operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are outside our control. For a discussion of the factors that may contribute to fluctuations of our quarterly results, see “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—Our results of operations are subject to fluctuations.”

Regulation

This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations, namely Indonesia, Taiwan, Vietnam, Thailand, Singapore and Malaysia. The primary laws and regulations to which we are subject relate to foreign investment, dividend distributions, foreign exchange controls, e-commerce, game operating, mobile wallet, payment processing, data protection, intellectual property rights, anti-money laundering and terrorism financing and employment and labor.

Indonesia

Regulations on Foreign Investment

The Law No. 25 of 2007 regarding Investment issued on April 26, 2007, as amended by Government Regulation In Lieu of Law No. 2 of 2022 regarding Job Creation (the “Indonesia Investment Law”), states that all business sectors or business types are open to foreign investment, except certain lines of business that the Indonesian government has expressly prohibited or restricted from foreign investment. Under the Indonesia Investment Law, foreign investors can own up to 100% of the equity in game distribution and e-commerce marketplace businesses in Indonesia. We have obtained the investment in-principle license and the business license required for foreign investment companies engaging in game distribution and e-commerce marketplace businesses in Indonesia issued by the Indonesia Investment Coordinating Board. In addition, the Indonesia Investment Law renders void any agreements containing statements by Indonesian shareholders that they hold shares in an Indonesian company for the benefit of a foreign beneficiary.

Regulations on the Use of Rupiah

On January 12, 2023, the government of Indonesia enacted Law No. 4 of 2023 on Financial Sector Development and Reinforcement, which amends Law No. 7 of 2011 on Currency (the “Indonesia Currency Law”). Notwithstanding this, Bank Indonesia Regulation No. 17/3/PBI/2015 on the Mandatory Use of Indonesian Rupiah within the Territory of the Republic of Indonesia (the “Indonesia Currency Law Implementation Regulations”) and Bank Indonesia Circular Letter No. 17/11/DKSP, the implementing guideline to the Indonesia Currency Law Implementation Regulations, remain applicable. Such rules require the use of Indonesian Rupiah for all transactions conducted within Indonesia, including transactions for payment, settlement of obligations and other financial transactions, except for certain exemptions provided under the Indonesia Currency Law Implementation Regulations. Failures to comply with any provisions under the Indonesia Currency Law Implementation Regulations may lead to administrative, criminal or monetary sanctions of up to IDR1 billion (US$64,135).

Regulations on Dividend Distributions

Dividend distributions are regulated under Law No. 40 of 2007 on Limited Liability Companies, as amended by Government Regulation In Lieu of Law No. 2 of 2022 regarding Job Creation (the “Indonesia Companies Law”). A decision to distribute a dividend needs to be made by a resolution of the shareholders at the annual or general meeting of shareholders upon the recommendation of the board of directors of a limited liability company. A limited liability company may only declare dividends if it has positive retained earnings at the end of a fiscal year. Furthermore, the Indonesia Companies Law allows a limited liability company to distribute interim dividends prior to the end of a financial year so long as it is permitted by its articles of association and provided that the interim dividend does not result in the limited liability company’s net assets becoming less than the total issued and paid-up capital and the compulsory reserves fund. Such distribution shall be determined by the limited liability company’s board of directors after being first approved by the board of commissioners. If, after the end of the relevant financial year, the limited liability company has suffered a loss, any distributed interim dividends must be returned by the shareholders, and the board of directors and board of commissioners of the limited liability company will be jointly and severally responsible if the interim dividend is not returned. A limited liability company is required to reserve a certain amount from its net profit each year as a reserve fund until such fund amounts to at least 20% of its issued and paid-up capital.

Regulations on Foreign Exchange

Indonesia has limited foreign exchange controls. The Indonesian rupiah is generally freely convertible within or from Indonesia. The Indonesia Investment Law stipulates that foreign investors are allowed to make capital contributions and repatriate dividends, profits and other income in foreign currency without obtaining prior approvals from governmental authorities and/or Bank Indonesia, the central bank of Indonesia. The conversion of foreign currency into Indonesian rupiah for capital contribution purposes does not require any governmental approvals.

Bank Indonesia Regulation No. 24/7/PBI/2022 on Transactions on the Foreign Exchange Market and Board of Governors Regulation No. 24/10/PADG/2022 on Implementing Regulation on Transactions in the Foreign Exchange Market (collectively, the “Indonesia Foreign Exchange Regulations”), issued by Bank Indonesia, came into force on July 4, 2022. According to such regulations, a party wishing to convert Indonesian rupiah to foreign currency exceeding certain thresholds set forth in the Indonesia Foreign Exchange Regulations is required to submit certain supporting documents to the bank handling the foreign exchange conversion, including the underlying transaction documents and a duly stamped statement confirming that the underlying transaction documents are valid and that the foreign currency will only be used to settle the relevant payment obligations within the timeline specified under the underlying transaction, among other things. For conversions not exceeding the threshold set forth in the Indonesia Foreign Exchange Regulations, the party only needs to declare in a duly stamped letter that its aggregate foreign currency purchases have not exceeded the monthly threshold set forth in the Indonesian banking system.

Regulations on E-commerce

General Regulation on E-Commerce

On November 25, 2019, the Indonesian government enacted Government Regulation No. 80 of 2019 on Commerce through Electronic Systems (the “E-commerce Regulation”). This regulation governs not only the restrictions and requirements for e-commerce sellers, but also e-commerce platform providers and intermediary service providers. See below for more details about the liability of platform providers and intermediary service providers under the E-commerce Regulation. Further, this regulation also regulates, among others, e-contracts, online advertisements and personal data protection in the e-commerce sector. This regulation governs local e-commerce sellers, as well as foreign e-commerce sellers if they actively provide their services to Indonesian consumers. The implementing regulation of the E-commerce Regulation, the Ministry of Trade Regulation No. 50 of 2020 on the Requirements for Business Licensing, Advertising, Development, and Supervision of Businesses in Electronic Commerce further provides that a domestic e-commerce platform must obtain an e-commerce trade business license or Surat Izin Usaha Perdagangan Melalui Sistem Elektronik, while a local merchant must obtain a business license that is relevant to their business activities. Applications for both licenses can be submitted online via the Online Single Submission portal. We believe we currently possess the necessary license to operate our Shopee business in Indonesia.

Governance of Electronic Information and/or Documents

General obligation of the government to prevent the dissemination of prohibited content is explicitly provided under Law No. 11 of 2008 on Electronic Information and Transaction, as amended by Law No. 19 of 2016 (the “Electronic Information and Transaction Law”). On November 24, 2020, the Indonesian government enacted MOCIT Regulation No. 5 of 2020 on Private Electronic Systems, as amended by MOCIT Regulation No. 10 of 2021 (the “Private Electronic Systems Regulation”). Under the Private Electronic Systems Regulation, all digital platforms that fall within the private electronic system provider category, including platforms that offer goods and/or services such as financial transaction services and paid content to users’ devices, are required to ensure that its platform does not contain or facilitate the dissemination of prohibited content. Prohibited content includes those that violate the prevailing law, disturb members of the public and public order, and provide access to or information to access prohibited content. The platform operator must take down any prohibited content identified in a written notice from the Ministry of Communication, Information and Technology (“MOCIT”) no later than 24 hours upon receiving such notice. If the content is related to terrorism, child pornography, or any other content that may disturb public order, the take down request will be considered as urgent and must be concluded within four hours upon receiving notice from MOCIT.

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

Limitations and Liabilities of Platform Operators and E-commerce Merchants

The E-commerce Regulation provides for certain limitations of liability for e-commerce platform providers. E-commerce platform providers and intermediary service providers are discharged from liability for any illegal third-party content found on their platform if the relevant provider has acted expeditiously to remove or disable access to such content after being aware of its existence. However, the E-commerce Regulation does not provide any clear criteria of what constitutes an expeditious response. As for an intermediary service provider, it will also be discharged from any liability for illegal content if such provider is acting as mere conduit, caching, hosting and search engine providers. More detailed guidelines are provided in the Private Electronic Systems Regulation, which specifically addresses the steps to be taken by user-generated-content platforms (“UGC platforms”), to be discharged from liabilities arising from prohibited content uploaded by its users. First, UGC platform operators must maintain a governance policy governing the rights and obligations of the users and the operator as well as the division of liability arising from the user’s content. Subsequently, the UGC platform must include a reporting feature which can be accessed by members of the public to file a claim or report on the existence of prohibited content on its platform. Further, UGC platform operators must provide the information relating to the uploader of the prohibited content to the relevant law enforcement agencies and comply with the mandatory take down timeline.

If we fail to employ the abovementioned measures or to act in a timely or effective manner in response to user reports relating to listings or sales of prohibited content on the Shopee e-commerce marketplace, we may be subject to sanctions in the form of, amongst others, a temporary or permanent block.

Regulations on Personal Data Protection and Information Security

On October 17, 2022, Law No. 27 of 2022 on Personal Data Protection (“PDP Law”) was enacted and effective, providing a new framework for personal data protection in Indonesia. To the extent provisions in existing and separate regulations relating to privacy and/or personal data protection in Indonesia such as MOCIT Regulation No. 20 of 2016 on Personal Data Protection in Electronic Systems and Government Regulation No. 71 of 2019 on the Provision of Electronic System and Transactions (collectively, “General Data Protection Regulations”), do not conflict with the PDP Law, the non-conflicting provisions in these General Data Protection Regulations remain valid. These General Data Protection Regulations set out the rules governing the protection of personal data that are stored in electronic form while PDP Law governs protection of personal data that are stored both in electronic and non-electronic forms. The PDP Law introduces the definitions of “Personal Data Controllers” and “Personal Data Processors,” which previously was limited to “electronic system provider” under the General Data Protection Regulations. The Personal Data Controllers, either individually or jointly with other parties, determine the purpose and control the processing of personal data, while the Personal Data Processors, either individually or jointly with other parties, act on behalf of the Personal Data Controllers to process personal data. The PDP Law requires any action taken in relation to the processing of personal data by either Personal Data Controllers and Personal Data Processors, including acquisition and collection, processing and analysis, storage, correction and updates, display, announcement, transfer, dissemination, disclosure, and deletion or destruction, to be subject to provisions of the PDP Law, such as requiring prior consent of the owner of such personal data. Further, under the PDP Law, the Personal Data Controllers and Personal Data Processors are imposed with a comprehensive set of obligations, including: (i) adoption of internal data protection and security policies, (ii) performing an impact assessment for any high-risk personal data processing, (iii) providing access to the personal data that is processed along with the track record of the processing in accordance with the storage period, (iv) appointment of a data protection officer by Personal Data Controllers or Personal Data Processors to carry out personal data protection functions, and (v) for overseas transfer of personal data, ensuring the recipient country has an equal or higher personal data protection governance than the PDP Law, or otherwise, ensuring that there is adequate and binding protection, or if the foregoing is not available, consent from the personal data subjects.

The General Data Protection Regulations clarify the data localization requirement by specifying that such requirement applies only to “public electronic systems providers” (i.e. central and regional executive, legislative, judicative bodies and any other bodies established pursuant to a statutory mandate, and entities appointed by the public bodies to operate electronic systems on their behalf). Meanwhile, a private provider can choose whether to process and/or host its electronic systems and data onshore or offshore. Regardless of the location, such provider must ensure that its electronic systems and data are accessible to the authority. However, this flexibility does not apply to private operators in the banking and financial services sectors.

The PDP Law and the General Data Protection Regulations also describe the right of a data subject to request the removal of any data pertaining to them that are no longer relevant, which is popularly known as “the right to be forgotten.” There are two types of the right to be forgotten, which is the right to erasure and the right to delist. The latter can only be requested based on a court’s order.

In the event of a data breach, the PDP Law requires the Personal Data Controllers to deliver written notification no later than 72 hours to the personal data subjects and to the personal data protection authority.

If the Personal Data Controllers or the Personal Data Processors fail to comply with the PDP Law, they may be subject to sanctions in the form of warnings or written reprimands, temporary suspensions of personal data processing activities, forced deletion or destruction of personal data, and administrative fines of up to 2% of annual revenue and income of the Personal Data Controller or the Personal Data Processor may be imposed. If corporations fail to comply with PDP Law, they may be subject to criminal fines as well as license revocation and liquidation.

The PDP Law provides a transition period of two years for the Personal Data Controllers, Personal Data Processors, and other relevant parties to adjust and comply with the PDP Law. However, this grace period does not apply to criminal sanctions for prohibited data processing activities under the PDP Law as they became effective immediately after October 17, 2022.

Regulations on Consumer Protection

Consumer protection in Indonesia is regulated under Law No. 8 of 1999 on Consumer Protection (the “Consumer Protection Law”), which became effective on April 20, 2000. It is the first comprehensive law devoted to protecting the rights of and promoting the recourses available to users of both goods and services. The law details activities and circumstances that are prohibited such as disclosing incorrect and unclear information regarding the services rendered or promoting false advertising. Violations of the Consumer Protection Law may result in an administrative and/or criminal sanction such as monetary compensation or an imprisonment sanction.

On April 18, 2022, the Financial Services Authority (Otoritas Jasa Keuangan/OJK) issued OJK Regulation No. 6/POJK.07/2022 regarding Consumer and General Public Protection in the Financial Services Sector. Under this regulation, financial services entities are required to provide sufficient time for prospective consumers to fully understand a financial product or service agreement, which cannot contain exoneration or exemption clauses at signing. Financial services entities are also required to carry out yearly activities to improve the financial literacy of consumers or the public. Violations of this regulation may result in administrative sanctions, ranging from written warnings to license revocation.

In addition to the above, the E-commerce Regulation also requires an e-commerce business operator to provide certain customer service mechanism for its consumers, including contact number and email address, and resolve any report of damages by its consumers to the Ministry of Trade of Indonesia. Merchants and e-commerce platform providers are also required to give their consumers at least two days to return the purchased goods and/or services or to carry out a cancellation, starting from the time when the goods and/or service is received by the consumer. However, the return of goods and/or services or cancellation may only be conducted if such return or cancellation fulfils certain criteria, among others, if the goods and/or service is damaged or has expired. E-commerce platform providers are also required to provide a refund mechanism for cancellation of a purchase. Failure to comply with the aforementioned requirements may result in administrative sanctions ranging from written reprimands to revocation of the business license.

Regulations Relating to Game Business

If a game operating platform in Indonesia wishes to rate its games, it may refer to Regulation No. 11 of 2016 on Classifications of Electronic Interactive Games (the “Rating Regulation”), promulgated by the MOCIT. The Rating Regulation allows game developers, producers, or operators to self-rate the games that they have created, produced or published in Indonesia, regardless of whether such game has been rated in its country of origin. This self-rating will be evaluated by the Games Classifications Committee, appointed by and reports to the MOCIT. The evaluation conducted by the Games Classifications Committee will be made based on reports from or information available to the public, periodically.

The Rating Regulation classifies games into five categories which are intended to guide parents and other users to choose games that are appropriate for the age group of the users. Based on the amount of sensitive content, games are classified into the following age-groups: over three years old, over seven years old, over 13 years old, over 18 years old, and all ages. Games that have been rated by developers, producers or creators, will be included in the Recommended Games Register maintained by the Directorate General of Information Technologies Applications under MOCIT (“DGITA”). On the other hand, if a game contains pornographic material, promotes gambling using real or virtual money, or contradicts prevailing laws, such game will not be rated and will not be included in the Recommended Games Register. DGITA may, based on a recommendation from the Games Classifications Committee, adjust the rating of a game if the operator of the game fails to give an appropriate rating. In addition, such operator could face claims from the public should its rating be deemed to mislead users or parents, and DGITA may adjust the rating accordingly. The games that have been classified are displayed on igrs.id, the official site maintained by DGITA.

Regulations on Electronic Money and Electronic Wallet

On July 1, 2021, Bank Indonesia enacted Bank Indonesia Regulation No. 23/6/PBI/2021 on Payment Service Providers (the “Payment Service Providers Regulation”), which regulates the requirements and restrictions for all payment service providers in Indonesia (“PSPs”). Previously, licenses for PSPs were determined based on whether a PSP provided their services on a front-end basis (e.g., e-money, e-wallet, and payment gateway providers) or a back-end basis (e.g., switching, clearing, and settlement providers). However, upon enactment of the Payment Service Providers Regulation, PSP licenses are reclassified so that they are based on the specific activities provided by a PSP. The Payment Service Providers Regulation divides PSP licenses into three categories, category 1, category 2, and category 3. Category 1 license is required for PSPs that conduct the following activities: (i) administration of fund sources; (ii) provision of information on fund sources; (iii) payment initiation and/or acquiring services; and (iv) remittance services. Category 2 license is required for PSPs that conduct the activities under items (ii) and (iii) only, and category 3 license is required for PSPs that provide remittance services and/or other activities determined by Bank Indonesia.

Under prevailing Indonesian laws and regulations, electronic money or e-money is defined as a payment instrument (i) issued on the basis of the source of funds being denominated in Rupiah that is deposited in advance to the e-money issuer, (ii) where the source of funds denominated in Rupiah is stored electronically in a server or a chip for purposes of transferring funds, and (iii) where the value of the e-money managed by the issuer is not considered as savings under the banking regulations. The Payment Service Providers Regulation also recognizes two types of e-money systems: (i) closed loop systems, where the e-money can only be used as a payment instrument for goods and/or services provided by the e-money issuer, and (ii) open loop systems, where the e-money can be used as a payment instrument for goods and/or services provided by third party providers. A closed loop e-money provider which issues floating funds less than IDR1 billion (US$64,135) is exempted from the licensing requirement. An e-money provider may offer features such as user registration, deposit top-up and transaction and bills payment, while funds transfer, cash withdrawal and any additional features (upon approval from Bank Indonesia) are only available for open loop and licensed e-money providers. Unregistered users can deposit up to IDR2 million (US$128) in e-money value, whilst registered users may deposit and use up to IDR10 million (US$641). We currently have the e-money license in Indonesia.

With respect to reporting obligations, both e-money and e-wallet providers are obliged to submit periodical and incidental reports to Bank Indonesia. The periodical reports consist of daily, monthly and annual reports, as well as a report on the result of independent audits on information systems and security testing. Incidental reports include report of data and information in documents submitted when applying for a license to Bank Indonesia, results of independent audit on information system in case of any significant changes, any problems in the payment transaction processing, change of capital, shareholding, control, and/or management, and force majeure events. Any failure to comply with the regulations governing payment service providers may result in reprimands and monetary fines; and, depending on the severity of the non-compliance, may also result in temporary suspension of activities and/or revocation of the relevant license.

Regulations on Payment Systems

In December 2020, Bank Indonesia issued Regulation No. 22/23/PBI/2020 of 2020 on Payment Systems (the “Payment Systems Regulation”), which became effective on July 1, 2021. The Payment Systems Regulation is intended to be an “umbrella” regulation that provides a regulatory framework for the Indonesian payment systems industry.

The Payment Systems Regulation categorizes non-bank payment institutions into two categories, PSP and payment infrastructure providers (“PIP”). PSPs include most institutions providing front-end services to end-consumers such as e-money issuers, acquirers, payment gateway services providers, fund transfer/remittance services providers. PIPs are generally institutions which facilitate clearing and settlements or back-end services, between PSPs or between other PIPs.

PSPs and PIPs are classified based on transaction size, interconnectivity, complexity, and whether they are replaceable. Bank Indonesia assesses the existing licensed players to: (i) reclassify the licensee, and (ii) ensure the capability of the licensee to fulfil the new requirements, particularly on capital and financial, risk management, and IT system capability aspects. Based on the assessment, Bank Indonesia will convert the existing license into a new license. The licensee will need to make a statement of commitment to comply and afterwards, the licensee will be given a transition period of two years to fulfil the requirements.

Foreign investors in a PSP are permitted to hold up to 85% economic interests and Bank Indonesia does not take into account economic interests in determining control. A shareholder in a PSP will be deemed to have control if it holds at least 51% voting rights in the provider, has the right to appoint members of management in the provider, or holds a veto right in the provider’s general meeting of the shareholders. Under the regulation, only domestic parties can hold such controlling voting rights. Bank Indonesia does not differentiate between economic interests and voting right in a PIP where a foreign investor can only hold up to 15% economic interests. These restrictions are also applicable to existing providers, if there is a change in the foreign shareholding in such provider after July 1, 2021.

The Payment Systems Regulation expressly prohibits PSPs from: (i) accepting cryptocurrency in a payment transaction processing, (ii) processing payment transactions with virtual currency as the source of funds, and/or (iii) linking virtual currency with payment transactions processing.

Regulations on Online Lending

Online lending in Indonesia is regulated under two categories, namely off-balance sheet and on-balance sheet. Whilst online on-balance sheet lending businesses are subject to the financing company regulations that are applicable to its offline counterparts, online off-balance sheet lending, or peer-to-peer lending, is regulated specifically under the OJK Regulation No. 10 /POJK.05/2022 on Information Technology-Based Co-Funding Services, which revoked OJK Regulation No. 77/POJK/01/2016 on Lending and Borrowing Services based on Information Technology. We have the requisite license for the lending business we currently conduct in Indonesia.

Regulations on Banking

Banking in Indonesia is regulated under Law No. 7 of 1992 regarding Banking issued on March 25, 1992, as amended by Law No. 4 of 2023 on Financial Sector Development and Reinforcement (the “Banking Law”). The Banking Law governs banks’ types and businesses, licensing, legal form and ownership, management structure, and bank secrecy. In 2020, the Financial Services Authority issued Regulation No. 12/POJK.03/2020 TAHUN 2020 on Consolidation of Commercial Banks which requires all banks to fulfil a minimum core capital of at least IDR3 trillion (US$192 million) by December 31, 2022. Moreover, OJK revoked the Financial Services Authority Regulation No. 6/POJK.03/2016 TAHUN 2016 on Business Activities and Branch Offices Based on Core Capital of Banks and enacted the Financial Services Authority Regulation No. 12/POJK.03/2021 on Commercial Banks or the Commercial Banks Regulation on October 30, 2021. The Commercial Banks Regulation amends the four categories of banks called “Buku” to “Bank Categories Based on Core Capital (Kelompok Bank berdasarkan Modal Inti)” or “KBMI.” Banks are divided into four KBMI categories, namely: (i) KBMI 1 with core capital equal or less than IDR6 trillion (US$384 million), (ii) KBMI 2 with core capital between IDR6 trillion (US$384 million) and IDR14 trillion (US$898 million), (iii) KBMI 3 with core capital between IDR14 trillion (US$898 million) and IDR70 trillion (US$4.5 billion), and (iv) KBMI 4 banks with core capital of more than IDR70 trillion (US$4.5 billion).

Regulations on Intellectual Property Rights

Trademark and Geographical Indication Law

The Law No. 20 of 2016 on Trademark and Geographical Indication (the “Trademark and Geographical Indication Law”) has expanded upon the scope of trademark protection and adopted the Madrid Protocol provisions for trademark registration in Indonesia.

The Government Regulation In Lieu of Law No. 2 of 2022 regarding Job Creation shortens the trademark registration process and inserts an additional qualification/consideration for the trademark examiner in determining whether a trademark application can be registered. In addition, the Trademark and Geographical Indication Law recognizes two types of international trademark registration application under the framework of Madrid Protocol: an application originating from Indonesia to an International Bureau which is filed through the Directorate General of Intellectual Properties under the Minister of Law and Human Rights, or an application addressed to Indonesia as the receiving office from an International Bureau. To be able to file an application in Indonesia for the international registration of a trademark through the Madrid Protocol, the applicant either must have applied for registration of the trademark in Indonesia or already owns the trademark in Indonesia.

Regulations Relating to Copyrights

Copyrights in Indonesia are regulated under Law No. 28 of 2014 on Copyrights (the “Indonesia Copyright Law”). Indonesia adopts the declarative system of copyright protection whereby a copyright is an exclusive right of a creator of content which arises automatically after a creation appears in a concrete form. The Indonesia Copyright Law protects creations in the field of science, arts and literature, which includes, among others, computer programs, video games, photography, songs or music with or without lyrics, and all forms of art.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

Prevention and Eradication of Money Laundering

Law No. 8 of 2010 on Prevention and Eradication of Money Laundering regulates the types of transactions which are required to be reported to the Indonesian Financial Transaction Reports and Analysis Center (“PPATK”), and the entities responsible to report such transactions. Under this law, any party who conceals or disguises the origin, source, location, allocation, assignment, or actual ownership or assets known or reasonably suspected to be proceeds of crimes may subject to monetary sanction of up to IDR5 billion (US$320,677) or imprisonment of up to 20 years. Financial service providers must comply with know-your-customer principles and report suspicious financial transactions that it believes is related to money laundering to the PPATK. The reporting party is required to report to PPATK any suspicious financial transaction entered into with its customers having a minimum amount of IDR500 million (US$32,068), or an equivalent value in other currencies, and/or any financial transaction involving the transfer of funds from and to other countries, no later than 14 business days after the transaction is conducted.

Failure to submit the report may subject the reporting party to administrative sanction(s) including warning letters, public announcements on the action or an administrative penalty.

Prevention and Eradication of Terrorism Financing

Law No. 9 of 2013 on the Prevention and Eradication of Terrorism Financing was enacted in order to prevent the funding of terrorists. Under this regulation, an act of terrorism financing is defined as direct and/or indirect acts to provide, collect, grant, or loan funds to persons that would knowingly use the funds to conduct terrorist acts. Companies that fund terrorism in Indonesia may face large monetary fines, have their assets seized and their permits revoked. Moreover, such companies may also be dismantled or expropriated by the government. Financial service providers must comply with know-your-customer principles and report suspicious financial transactions that it believes is related to terrorism to the PPATK. Failure to do so will result in fines of up to IDR1 billion (US$64,135). Financial service providers that provide fund transfer services must also request the sender of funds to present identification and information explaining the purpose of the fund transfer and must keep a record of all transactions for at least five years. Funds of the alleged financers of terrorism may be frozen upon the request of the PPATK, investigators, public prosecutors, a judge, and other legally designated parties.

Regulations on Labor

Under Law No. 13 of 2003 on Manpower, as amended by Government Regulation In Lieu of Law No. 2 of 2022 regarding Job Creation (the “Indonesia Manpower Law”), we are not allowed to pay our employee wages below the minimum wage stipulated annually by the relevant provincial government. In certain conditions, a governor may set the minimum wage for regencies or municipalities in their respective provinces. The minimum wage is set in accordance with the economy and employment situation of the relevant province. If we fail to abide by requisite minimum wage regulations in the Indonesia Manpower Law, our directors may be liable to a term of imprisonment of no less than one year and up to four years. Moreover, we may also be subject to a fine of no less than IDR100 million (US$6,414) and up to IDR400 million (US$25,654).

Indonesia has adopted social protection and social welfare programs for employees who are working in Indonesia under Law No. 24 of 2011 on the Social Security Agency as amended by Government Regulation In Lieu of Law No. 2 of 2022 regarding Job Creation (the “Indonesia Social Security Agency Law”). The Indonesia Social Security Agency Law establishes two social welfare programs, namely, the healthcare social security insurance and employment social security. Employment social security covers occupational accident security program, death security program, old-age security program, pension security program, and job-loss security program. Under the Indonesia Social Security Agency Law, an employer is required to register itself and its employees as employment social security participants. If an employer fails to comply with this obligation, it will be subject to a written warning, fines and/or exclusion from certain public services, which relate to business-related licensing, license required to participate in project tenders, license to employ foreign workers, license to outsource company, and building permit. The Indonesia Social Security Agency Law further stipulates that an employer that violates its obligation to provide the requisite financial contributions to healthcare social security insurance and employment social security will be subject to up to eight years of imprisonment and fines of IDR1 billion (US$64,135). In addition, every person, including foreign nationals, who is employed for at least six months in Indonesia, must participate in the social security programs in Indonesia.

Taiwan

Regulations on Foreign Investment

There have been and remain tensions surrounding the Taiwan Strait. If such tension intensifies, our business in Taiwan might not be able to operate normally or at all. Due in large part to these tensions, Taiwan has imposed restrictions on investments by PRC investors.

Investment in Taiwan by PRC investors is governed by the Measures Governing Investment Permits to the People of the Mainland Area, (the “Measures”), which was last amended on December 30, 2020, and promulgated by the Ministry of Economic Affairs of Taiwan, or the MOEA. PRC investors refer to PRC individuals, juristic persons, organizations and other institutions and PRC invested companies from other jurisdictions (collectively, “PRC investors”). “PRC invested companies from other jurisdictions” refer to those entities incorporated outside of the PRC and invested by PRC individuals, juristic persons, organizations and other institutions that (i) directly or indirectly hold more than 30% of the shares or capital of such entities (each intermediate holding company shall be separately assessed based on this 30% test to determine whether it is deemed a PRC invested company from other jurisdictions), or (ii) have the ability to control such entities. Under applicable regulatory guidance, “control” is defined to include: (i) having the ability to hold more than 50% of the voting shares under agreement with other investors; (ii) having the ability to control the financing, operation and personnel appointment and removal of the company according to laws or agreements; (iii) having the ability to appoint or remove more than half of the members of the board of directors or more than half of the key members of the other organization that is able to direct a company’s operation, and such company is controlled by the board of directors or such other organization mentioned above; (iv) having the ability to direct more than 50% of the voting power in the board of directors or more than 50% of the voting power in the other organizations that is able to direct a company’s operation, and such company is controlled by the board of directors or such other organization mentioned above; or (v) other indicia of control as set forth in the International Financial Reporting Standards or Enterprise Accounting Standards promulgated by the Financial Accounting Standards Committee of the Accounting Research and Development Foundation of the Republic of China. PRC investors are required to apply for an approval before engaging in the following investment activities: (i) holding the shares issued by or making capital contribution in a company, sole proprietorship, partnership or limited partnership in Taiwan, exclusive of a single or accumulated investment that is less than 10% of the shares in a company that is listed on a stock exchange or traded on an over-the-counter market or emerging stock market in Taiwan; (ii) setting up a branch office, sole proprietorship, partnership or limited partnership in Taiwan; (iii) providing loans to invested companies invested by (i) and (ii) for more than one year; (iv) having the ability to control a sole proprietorship, partnership, limited partnership or company in Taiwan that is not listed and traded on a Taiwanese stock exchange, an over-the-counter market or emerging stock market according to agreements or other methods; or (v) a PRC invested companies from other jurisdictions acquires business or assets of a Taiwanese company that is not list and traded on a Taiwanese stock exchange, an over-the-counter market or emerging stock market. In addition, if a PRC investor is a juristic person, organization, or other institution invested by (a) a “political party,” military, administrative or political agency of PRC, or (b) PRC invested companies from other jurisdictions invested by the agencies listed in item (a) above, the Taiwan authorities may restrict or prohibit such PRC investor from investing in businesses in Taiwan. PRC investors are not allowed to invest in a Taiwan company that operates businesses in certain statutory business categories, such as computer recreational activities, software publication, third party payment and general advertising.

Before investing in Taiwan in accordance with the Measures, PRC investors investing in a Taiwan company that operates businesses in certain permitted statutory business categories are required to apply for prior approval from the MOEA.

In case of being deemed non-compliant with the above-mentioned laws and regulations, the Taiwan authorities may take a range of actions, including:

•	imposing fines between NT$120,000 (US$3,905) to NT$25,000,000 (US$813,537) and further fines if the non-compliance is not rectified as ordered;
•	ordering the violator to reduce any direct or indirect ownership or control by PRC investors;
•	requesting the violator to divest some or all of its investment or control in its invested entities in Taiwan;
•	suspending the rights of shareholders; and
•	discontinuing the operations and revoking the business licenses of its invested entities in Taiwan.

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

Regulations on Foreign Exchange

Foreign exchange matters are generally governed by Taiwan’s Foreign Exchange Regulation Act, last amended on April 29, 2009, and regulated by the Ministry of Finance of Taiwan, and the Central Bank of the Republic of China (Taiwan). Authorized by the Foreign Exchange Regulation Act, the Central Bank of the Republic of China (Taiwan) has promulgated the Regulations Governing the Declaration of Foreign Exchange Receipts and Disbursements or Transactions, last amended on December 26, 2022, in order to deal with the declaration of foreign exchange receipts, disbursements or transactions involving NT$500,000 (US$16,271) or more or its equivalent in foreign currency.

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

Intellectual property rights are protected primarily through the Copyright Act (last amended on June 15, 2022), the Patent Act (last amended on May 4, 2022), the Trademark Act (last amended on May 4, 2022) and the Trade Secrets Act (last amended on January 15, 2020) in Taiwan.

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

In addition, according to the Recording of Matters in the Standard Contracts of Online Games promulgated by the Executive Yuan on December 13, 2007 and last amended on August 10, 2022, game operating companies need to label the following information on their (a) game websites, log-in page of the game or checkout page; and (b) the packaging of their games: (i) the rating level and the age groups that are prohibited or suitable for the game, (ii) the minimum system requirements for running the game, (iii) payment information for safety systems provided within the online games (if any) and whether such safety systems are free or not, and (iv) information and certain warning language regarding in-game activities, rewards, prizes and winning percentage.

Regulations on E-payment Services

Under the Act Governing Electronic Payment Institutions promulgated on February 4, 2015, effective as of May 3, 2015 and last amended on January 19, 2023 (such amendments effective as of March 1, 2023), an “electronic payment institution” means a company approved by the Financial Supervisory Commission to operate the following businesses and certain ancillary or derivative businesses as prescribed under the Act Governing Electronic Payment Institutions: (i) collecting and making payments for real transactions as an agent, (ii) accepting deposits of funds as stored value funds, (iii) conducting small amount of foreign exchange, and (iv) conducting the purchase and sale of the foreign currencies and the currencies of PRC, Hong Kong or Macau. However, a company which (i) only engages in the business of collecting and making payments for real transactions as an agent; (ii) the total balance of funds it collects/pays and keeps does not exceed NT$2 billion (US$65 million) in the average daily amount of a year; and (iii) does not accept deposits of funds as stored value funds, or transfer funds between e-payment accounts, is not considered an electronic payment institution. If the total balance of funds such company collects/pays exceed NT$2 billion (US$65 million) in the average daily amount of a year, or if such company conducts either accepting deposits of funds as stored value funds, or transferring funds between e-payment accounts, then such company shall apply for a license to qualify as an electronic payment institution.

Regulations on Data Protection and Information Security

The main regulation governing the protection of personal data in Taiwan is the Personal Data Protection Act, last amended on December 30, 2015. The Personal Data Protection Act governs the collection, processing and use of personal information in order to prevent abuse of personal data by other parties. Companies that seek to collect, process and use personal information need to disclose the name of the party collecting the personal information and the purpose of collecting the personal information subject to the user’s consent. Data subjects should also be informed of their rights under the Personal Data Protection Act and how they can exercise such rights. Our digital entertainment and e-commerce businesses are required to comply with the Personal Data Protection Act while collecting, processing, transferring, and using the personal information of our users. Failure to comply with the Personal Data Protection Act will give rise to fines and criminal liability.

Regulations on Anti-money Laundering and the Prevention of Terrorism Financing

According to the Money Laundering Control Act of Taiwan, last amended on November 7, 2018, money laundering includes the following behaviors: (i) knowingly disguises or conceals property or property interests obtained from a serious crime or transfers or changes the specific gain from criminal actions to assist others to escape from criminal indictment; (ii) covers or hides the nature, source, flowing, location, ownership, disposition and other interest of gains of a particular crime; and (iii) receives, possesses or uses the gain of a particular crime. We will continue to closely monitor regulatory developments in order to continue to comply with the anti-money laundering and prevention of terrorism financing regulations.

Regulations on Labor

According to the Labor Standards Act of Taiwan, last amended on June 10, 2020, employers are not allowed to terminate employment contracts without cause. Further, the mere transfer of ownership of a company is not sufficient grounds for laying off employees. Only when the employer is to be dissolved due to transactions under the Business Mergers and Acquisitions Act can such employer terminate the employment agreements with employees that are not offered employment by the surviving or assigned company. Under the Labor Standards Act and the Labor Pension Act of Taiwan, employers are required to contribute no less than 6% of an employee’s monthly salary into a specific account as part of the employee’s pension. Under the Labor Insurance Act of Taiwan, employers should withhold and pay for certain statutory percentages of the labor insurance premiums for employees aged between 15 and 65. In addition, under the National Health Insurance Act of Taiwan, employers are required to pay a certain statutory percentage of the employees’ health insurance premium.

Vietnam

Regulations on Foreign Investment

Foreign investment into Vietnam is regulated by both domestic legislation and international agreements, with the primary regulations being the Law on Investment and Vietnam’s WTO commitments. Foreign investment is generally divided into three categories: unrestricted, restricted, and prohibited. With respect to the “restricted” category, restrictions can take the form of a specific foreign ownership ceiling in a foreign-invested company, a general requirement to enter into a joint venture with a Vietnamese party with no mandated maximum foreign ownership ceiling, or the requirement to obtain certain government approvals for foreign ownership with respect to the industries that the Vietnam government has not committed to opening to foreign investment. For example, foreign ownership in companies engaging in online game business may not exceed 49% following Vietnam’s WTO commitments (or 51% following the application of Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”)), and companies with foreign ownership engaging in e-payment or e-commerce business have to obtain certain government approvals. We have obtained approvals from competent authorities of Vietnam for direct ownership of equity interests in our online game, e-commerce and e-payment businesses as a foreign investor, including approval for 100% direct ownership in our e-commerce business.

On June 17, 2020, the National Assembly of Vietnam adopted the Law on Investment 2020, which came into effect on January 1, 2021. Under the Law on Investment 2020, the investment registration authority of Vietnam could terminate an investment project in whole or in part if the investor conducted investment activities on the basis of a false civil transaction, which is a transaction falsely entered into by transacting parties for the purpose of concealing other transactions or evading responsibilities to a third person. Such termination decision may only be based on legally effective court judgments or decisions or the arbitration award under the Article 59 of Decree 31/2021/ND-CP regulating the implementation of Law on Investment.

Financial Support Provided by Offshore Entities

Financial support in the form of loans, direct cash injections and guarantees provided by an offshore entity to a Vietnam entity is permitted under Vietnamese laws, including Vietnam’s foreign exchange control regime. Loans provided by offshore lenders to Vietnam entities with a term of (i) more than 12 months, (ii) 12 months or below but extended to more than 12 months and (iii) 12 months or below but with the outstanding principal loan amount and interest remaining outstanding one year from the first disbursement date, unless such principal amount is settled within 30 days, must be registered with the State Bank of Vietnam and must satisfy certain conditions with respect to the term, type and purpose of the loan. There is no other restriction or dollar amount limitation imposed on any of the foregoing financial support mechanisms.

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

Vietnamese dong held in current accounts can generally be freely exchanged for foreign currency and subsequently remitted offshore, provided that the origin of such amounts and the reason for the exchange and remittance are legitimate. Contracts for the supply of goods or services entered into between a Vietnamese individual or company and a foreign company are one of the valid bases for such foreign currency exchange transactions.

Regulations on Dividend Distributions

In Vietnam, a company is generally allowed to pay dividends or distribute profits after it has settled all of its outstanding tax or other financial obligations, and set off previous losses, provided that the payment of the dividends will not result in the company being unable to discharge its debts and other liabilities.

Additionally, the distributed dividend or profit is allowed to be repatriated at the end of the financial year, after the audited financial statements and the corporate income tax clearance have been submitted to the tax authority.

Regulations on E-commerce

E-commerce businesses are mainly governed by the Law on E-Transactions, Decree No.52/2013/ND-CP, as amended and supplemented by Decree No.85/2021/ND-CP (“Decree 85”), Circular 47/2014/TT-BCT, and Circular No.59/2015/TT-BCT, as amended and supplemented by Circular No.01/2022/TT-BCT (“Circular 59”).

According to Decree 85, companies that own e-commerce direct sale websites must notify the Ministry of Industry and Trade of Vietnam (“MOIT”) of their establishment if such websites have an online ordering function. Companies that own e-commerce service provision websites, including e-commerce marketplace, online auction websites, and online promotion websites, must register with the MOIT for the establishment of such e-commerce platforms. In addition, under Decree 85, an approval from the Ministry of Public Security, which examines any national security impacts, must also be obtained by any foreign investors who have “control” in a company under the MOIT’s list on the top five e-commerce companies in Vietnam. Such a list has not been released by MOIT as of the date of this annual report.

According to Circular 59, e-commerce mobile applications include (i) applications used for direct sale of goods and (ii) applications for provision of e-commerce services. Accordingly, a company with an application used for sale of goods, which includes an online ordering function must notify the MOIT; a company with an application for the provision of e-commerce services must register with the MOIT. However, a company with an application for both sale of goods and provision of e-commerce services must register to establish an e-commerce service provision website and register the e-commerce service provision application with the MOIT.

According to Decree No. 09/2018/ND-CP (“Decree 09”), foreign-owned entities that provide e-commerce services are also required to obtain a specific business license from the Department of Industry and Trade (“DOIT”). The licensing authority must seek approval of the MOIT before granting the license. Our e-commerce business in Vietnam is currently in compliance with the business licensing requirements under Article 50.1 of Decree 09. As a continuing licensing requirement under Decree 09, we have submitted the relevant application with the DOIT of Hanoi in November 2021, which is now in progress.

Regulations on Imported Games and Game Operations

According to Circular No.34/2013/TT-BCT, games are permitted to be imported into Vietnam. With regard to the publication of games, including electronic games, Vietnam’s WTO commitments and Vietnam’s CPTPP commitments allow foreign investors to provide electronic games only through a business cooperation contract or a joint venture company with a Vietnamese partner which is licensed to provide electronic games. Foreign investment into the joint venture company generally shall not exceed 49% following Vietnam’s WTO commitments and 51% per Vietnam’s CPTPP commitments. See “—Regulations on Foreign Investment” above.

The operation of electronic games is mainly governed by Decree No. 72/2013/ND-CP, which regulates the management, provision and use of internet services and online information, and Circular No. 24/2014/TT-BTTTT, as amended and supplemented by Decree No. 27/2018/ND-CP and Decree No. 150/2018/ND-CP, which provide further guidance to Decree No.72/2013/ND-CP. These regulations divide electronic games into the following categories: G1 games (simultaneous interactions among various players via a game server), G2 games (simultaneous interactions only between players and a game server), G3 games (simultaneous interactions among various players but no interactions between players and a game server), and G4 games (those downloaded from a network with no interaction among players or between players and the game server). Companies may operate G1 games after obtaining a License to Provide Game Services and, for each game the company offers, it also needs to obtain a Decision to Approve Game Content issued by the Ministry of Information and Communications of Vietnam. Companies may operate G2, G3 and G4 games after obtaining a Certificate of Registration of Game Service Provision and, for each game the company offers, it also needs to obtain an Acknowledgement of Announcement of Service Provision issued by the Agency of Broadcasting and Electronic Information. We have obtained the license to operate G1 games.

Regulations on E-payment Services

According to Decree No.101/2012/ND-CP, intermediary payment services include the provision of electronic payment facilities (such as financial switch services, electronic clearing services and electronic payment gateway services), payment support services (such as cash collection and cash payment services, support services for wire transfers and digital wallet services), as well as other intermediary payment services prescribed by the State Bank of Vietnam. Non-financial companies that wish to provide intermediary payment services are required to obtain a license for intermediary payment services. To obtain this license, companies must satisfy certain conditions, such as meeting minimum equity capital thresholds (VND 50 billion, or approximately US$2.1 million) as well as receiving prior approval for operating the intermediary payment services.

Our digital financial services business in Vietnam has obtained the license for intermediary payment services for electronic payment gateway services, cash collection and cash payment services and digital wallet services.

Regulations on Data Protection and Information Security

Vietnam does not have a comprehensive data protection law. Instead, data protection provisions are prescribed across various legislations, which include the Vietnam Civil Code, the Law on Protection of Consumers’ Rights, the Law on Information Technology, the Law on E-commerce, etc. which are all issued by the National Assembly of Vietnam. While there is no unified definition, personal data may generally be defined as information that is adequate to accurately identify a data subject, covering at least one of the following types of information: full name, date of birth, ID number/passport number, profession, title, contact address, e-mail address, and telephone number. A party’s right to privacy is protected by laws: any collection, publication, processing, transfer to a third party or any other use of a party’s personal information may require the consent of such subject.

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

On June 12, 2018, the Vietnam National Assembly issued the Law on Cybersecurity which regulates that any foreign service provider in the fields of e-payment, e-commerce, online games, and certain other industries, is required to have a commercial presence in Vietnam (such as branch, representative office) and to localize the user’s data in Vietnam. The government issued Decree No. 53/2022/ND-CP on August 15, 2022 to provide further details on a number of articles of the Law on Cybersecurity.

Regulations on Intellectual Property Rights

Intellectual property rights in Vietnam are governed by the Law on Intellectual Property, together with certain international agreements to which Vietnam is a signatory (such as Vietnam’s WTO commitments on Trade-Related Aspects of Intellectual Property, and the Madrid Agreement Concerning the International Registration of Marks).

In order for certain intellectual property rights to be recognized and enforceable in Vietnam, intellectual property owners must register those rights. Copyrights may be registered with the Department of Copyright of Vietnam but the registration is not compulsory. As a member of the Berne Convention, all copyrights will be protected automatically. Industrial property, such as patents, trademarks (except for well-known trademarks) and industrial design, must be registered with the National Office of Intellectual Property of Vietnam (“NOIP”) in order to be protected in Vietnam, although unregistered rights may be protectable under the laws of unfair competition or passing off. A well-known trademark may be protected based on its use without registration and a trademark license is not required to be registered with NOIP in order to have validity against a third party.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

Vietnam’s Law on the Prevention of Money Laundering 2022 (effective as of March 1, 2023) contains the primary anti-money laundering and prevention of terrorism financing regulations in Vietnam. It applies to all financial institutions (including intermediary payment service providers like us) and certain non-financial institutions engaged in specific business activities, which include offering games for prizes. Intermediary payment service providers are classified as one of the reporting entities under the Law on the Prevention of Money Laundering 2022.

The Department of Anti-Money Laundering established under the State Bank of Vietnam monitors and regulates Vietnam’s anti-money laundering regime. Entities subject to the anti-money laundering regime must report certain transactions to the Department of Anti-Money Laundering, including high-value transactions up to the amount prescribed, suspicious transactions, and transactions involving companies or individuals in the countries and territories on the “warning list” published by the State Bank of Vietnam , among others. Moreover, apart from the know-your-customer procedures required by Vietnamese law, entities subject to the anti-money laundering regime must conduct customer due diligence and assign a risk rating on its respective customers. If the customer has a high risk rating, the entity subject to the anti-money laundering regime must perform an enhanced due diligence investigation on such customer, which includes increased collection, update, and verification of customer information as well as maintaining close supervision of such customer’s transactions.

Regulations on Labor

Vietnam’s Labor Code, along with a number of guiding instruments, regulates the relationship between employers and employees in Vietnam, including both Vietnamese nationals and expatriates. It specifies that an employment contract must generally be made in writing. In accordance with Labor Code 2019, effective January 1, 2021, there are two types of labor contracts, indefinite term and definite term contracts. An employer is only permitted to offer two consecutive fixed term contracts, subsequent to which the employment contract must be an indefinite term contract.

Vietnam has an employee friendly labor law regime. Employees are entitled to statutory benefits payable by the employer, including health, social and unemployment insurance. Since 2009, unemployment insurance replaced the employer’s compensation of severance to an employee upon the termination of employment. Moreover, non-compete, non-solicitation and any other labor contract clauses which may be deemed to interfere with a person’s right to seek employment are difficult, if not impossible, to enforce.

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

In order to control the volume of foreign currency in Thailand and promote the stability of the Thai baht, foreign exchange regulations in Thailand state that all foreign exchange transactions, including those involving purchases, sales, exchanges and transfers, shall be conducted through commercial banks and through authorized non-banks, namely authorized money changers, money transfer agents, and companies, that are granted foreign exchange licenses from the Minister of Finance of Thailand. There is no limit on the remittance of foreign currency into Thailand; nevertheless, the remittance of foreign currency to outside of Thailand is primarily limited to the value of the underlying transaction. Prior approval from the Bank of Thailand may be necessary if the transaction is beyond what is allowed under the regulations. Failure to comply with the laws and regulations will lead to a fine and/or imprisonment. We only remit foreign currency out of our Thailand operations through commercial banks and authorized non-banks with the requisite licenses and obtain separate approval from the Bank of Thailand for such transactions (if required).

Regulations on Dividend Distributions

Dividend distributions by private companies incorporated in Thailand are governed by the Civil Commercial Code and the Thai Revenue Code. Dividends shall only be distributed out of a company’s profit. A company looking to distribute dividends is required to set aside at least 5% of its retained earnings into a legal reserve fund at the time the dividend is paid until and unless the legal reserve fund reaches 10% of the company’s registered capital.

The dividend distributed to a company’s shareholders is subject to a 10% withholding tax. The withholding tax may be exempt or reduced depending on the rules and regulations of the Thai Revenue Code and the double taxation agreements that Thailand has entered into with other countries.

Regulations on E-commerce

Pursuant to the Commercial Registration Act, B.E. 2499 (1956), (as amended the “Commercial Registration Act”), and the Notification Regarding Requiring Business Operators to Register their Businesses No. 11, issued by the Ministry of Commerce in 2010, e-commerce business operators, including companies engaging in the sale and purchase of goods or services using electronic devices via the internet and e-marketplace, are required to register its business with the Ministry of Commerce of Thailand. We have registered our Shopee e-commerce marketplace business.

Pursuant to the Direct Sale and Direct Marketing Act B.E. 2545 (2002), (as amended, the “Direct Sale and Direct Marketing Act”), companies engaging in direct sales or direct marketing are required to register their business with the Secretariat General of the Office of Consumer Protection or the officer appointed by the Secretariat General of the Office of Consumer Protection. We have made the required registration for our Shopee e-commerce marketplace in Thailand. Under the Direct Sale and Direct Marketing Act, companies that operate an online marketplace are direct marketing companies and are required to ensure that documentation evidencing sales and purchases of goods and services on its online marketplace are provided and delivered to consumers. Such documentation shall be in the Thai language and contain information including due date, place and method of payment, place and method of delivery of goods or services, termination of contract, product return method, product warranty and exchange policy in case of damage or defect. Moreover, consumers have the right to cancel their purchases made on an online marketplace within seven days from the date of receipt of the purchased goods or services.

In addition, direct marketing companies must comply with the relevant ministerial regulations and any applicable laws on consumer protection regarding their advertisements.

The e-commerce platform business is also subject to the Royal Decree on Digital Platforms published in the Government Gazette on December 22, 2022, which will become effective on August 20, 2023. The decree mandates certain notification obligations for digital platform service providers with (i) annual income (before expenses) higher than THB50,000,000 (US$1.4 million) or (ii) more than 5,000 users (on monthly average). Information required to be submitted to Electronic Transactions Development Agency (“ETDA”) include details about the company, the platform, users and top complaint matters. Service providers are also required to submit the annual report to ETDA within 60 days following the end of the calendar year.

The Royal Decree on Digital Platforms also sets various platform-related requirements, depending on the size and type of the digital platform. These requirements apply to notifications to the ETDA, conditions for provision, suspension, or cessation of service (including fees, remuneration, and expenses), criteria/algorithm used to rank, recommend, or advertise goods or services, criteria/algorithm for advertising display, criteria / algorithm for satisfaction ratings and feedback from users, access and usage of data shared with business operators on the digital platform, inquiries, complaints, dispute settlement, and timeframe for dispute settlement and responses to unlawful or sensitive content (including content rating practices). Large size digital platforms (e.g., annual income before expenses that exceed THB300,000,000 (US$8.7 million) for each service or THB1,000,000,000 (US$28.9 million) in total or having total users more than 10% of the Thai population) will be subject to additional requirements, including those related to risk assessment, risk management, security measure, crisis management and external audit.

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

Regulations on Game Businesses

Digital game and game distributing businesses, either for personal computers or mobile phones, are governed by the Film and Video Act B.E. 2551 (2008), (as amended, the “Film and Video Act”). Digital games are treated as videos under the Film and Video Act. Digital games to be exhibited, exchanged or distributed in Thailand shall be reviewed and approved by the Thailand Film and Video Censorship Committee. Updates and amendments to previously approved digital games will be regarded as new games and subject to review and approval by the Film and Video Censorship Committee. Companies engaging in the game distributing business are required to obtain a game distributing license under the Film and Video Act unless the games are offered for free. We regularly arrange to obtain approvals of the games we exhibit and any updated versions from the Film and Video Censorship Committee.

Regulations on E-payment Services

In Thailand, electronic transactions and e-payment services are governed by several governmental authorities and regulations including the Electronic Transaction Commission, the Governor of the Bank of Thailand or his or her designee, the Electronic Transactions Act, B.E. 2544 (2011), as amended, and the Payment Systems Act, B.E. 2560 (2017).

Regulated e-payment services businesses include: (i) credit card, debit card, or ATM card services, (ii) electronic money services, (iii) service of receiving electronic payment for and on behalf of sellers, service providers or creditors, (iv) service of transferring money by an electronic means, and (v) other payment services which may affect the financial system or public interest.

Our digital financial services business in Thailand has obtained e-payment service business licenses for (i) electronic money services, (ii) payment facilitating services, (iii) receiving electronic payments for and on behalf of sellers, service providers or creditors, and (iv) services for transferring money by electronic means.

Under the Payment Systems Act, an operator seeking to operate a regulated payment system or regulated payment service, which includes e-payment services, is required to have a license before operating such business. Under the Payment Systems Act, a business operator who has been granted e-payment business licenses under prior regulations must have filed its application for a license or the application for registration with the Bank of Thailand before August 13, 2018. Upon filing such applications within the prescribed period, the operator is entitled to operate the businesses indefinitely until the Minister of the Ministry of Finance or the Bank of Thailand instruct otherwise. In this regard, the Bank of Thailand has issued several regulations regulating businesses operating regulated payment systems and services. As an existing license holder, we filed our application within the prescribed period and have obtained the new license under the Payment Systems Act to operate e-payment services.

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

On March 16, 2023, The Royal Decree on Measures for Protection and Suppression of Technology Crimes B.E. 2566 (2023) was published in the Government Gazette and entered into force the following day. The key obligations under this new legislation require financial institutions and e-payment services operators to (i) share information of accounts and transactions that could be related to cybercrime to other financial institutions and e-payment services operators via a designated system, (ii) temporarily freeze suspicious transactions that could be related to cybercrime (either it has been notified by account holder or can be identified by financial institutions or e-payment services operators itself), (iii) notify other financial institutions and operators that would be a transferee of the transaction in (ii), and (iv) report the information to the relevant authority and share such information through the designated system in accordance with (i).

Regulations on Nano Financing

The Ministry of Finance promulgated the Notification Regarding Businesses that Require a Permit According to Section 5 of the Notification of the Revolution Council No. 58 (Nano Finance), (the “Nano Finance Notification”), which requires a nano finance business operator to obtain approval from the Minister of Finance through the Bank of Thailand. The Nano Finance Notification also stipulates that loan proceeds from nano financing may only be used for business-related purposes in order to boost opportunities to small business owners. Our subsidiary engaging in digital financial services business in Thailand has obtained the nano finance license from the Ministry of Finance in accordance with the Nano Finance Notification.

We have approval to operate nano finance business in Thailand, which allows us to provide nano financing to Shopee buyers and sellers in Thailand. Our nano finance business is subject to certain restrictions imposed by the Bank of Thailand, the government authority overseeing nano finance businesses. The Bank of Thailand promulgated the Notification No. SorNorSor 13/2563 (2020) Regarding the Rules, Procedures and Conditions for the Operation of Nano Finance Businesses. Under such notification, operators of nano finance businesses should take into account the borrower’s ability to repay the loan (which is unsecured) and consider a credit limit for each borrower. The maximum credit limit shall not exceed THB100,000 (US$2,891), and the interest rate, together with fees and penalties, shall not exceed 33% per annum. In addition, the nano finance business operator shall maintain a debt-to-equity ratio of seven times or less throughout its operation.

Regulations on Personal Loans

Personal loan operators are subject to the Notification regarding Businesses that Require a Permit According to Section 5 of the Notification of the Revolution Council No. 58 (Supervised Personal Loan), as amended, and its implementation rules promulgated by the Bank of Thailand, (collectively, the “Supervised Personal Loan Notification”). According to the Supervised Personal Loan Notification, a company providing uncollateralized personal loans for no specific purpose to individuals is required to obtain a supervised personal loan business license. Our subsidiary engaging in the digital financial services business in Thailand has obtained a supervised personal loan business license from the Ministry of Finance in accordance with the Supervised Personal Loan Notification.

According to the Notification of the Bank of Thailand No. SorNorSor 12/2563 (2020), the Bank of Thailand, as the competent authority under the Supervised Personal Loan Notification, requires that the credit limit for personal loans (not including for occupational purposes) should not exceed one and a half or five times the average monthly income of the borrower or the average monthly balance in the borrower’s deposit account, in the case where the average income is below or over THB30,000 (US$867) a month, respectively, at a financial institution for the six month period immediately before the date on which the personal loan is granted. Moreover, the interest rate for personal loans, together with fees and penalties, shall not exceed 25% effective rate per annum.

Regulations on Digital Lending

Any personal loan operators under the Supervised Personal Loan Notification, who use digital technology and alternative data to facilitate provision of loans in regard to the assessment of the ability or willingness to repay the loan, disbursement and repayment, and disclosure of information, are subject to the Notification of the Bank of Thailand No. TorPorTor.ForGorSor.(01)Vor. 977/2563 (2020) Regarding the Rules, Procedures and Conditions for the Undertaking of Digital Personal Loan Business (the “Digital Personal Loan Notification”). Pursuant to the Digital Personal Loan Notification, the personal loan operators intending to undertake the digital personal loan business must notify the Bank of Thailand before commencing its business. The maximum credit limit for digital personal loans granted to each borrower shall not exceed THB20,000 (US$578) with the repayment period not exceeding six months, regardless of financial condition, income or balance in the deposit account of the borrower. In addition, pursuant to the Circular of the Bank of Thailand No. TorPorTor.ForNorSor2Vor. 575/2565 (2022), the Bank of Thailand has temporarily relaxed the repayment period for borrowers of digital personal loans to 12 months from the end of the month in which the first drawdown was made. This relaxation on the repayment period will be effective up until December 31, 2023.

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

The amended Copyrights Act, B.E. 2537 (1994) became effective on August 23, 2022. Notable changes introduced by the amended act are (i) an extension of the term of protection for photographic works to be the author’s lifetime plus an additional 50 years after the author’s death; (ii) general and specific requirements for service providers to be exempted from liability for copyright infringement; and (iii) the steps for notice-and-takedown procedure.

Regulations on Anti-Money Laundering and Prevention of Terrorism Financing

The key regulations for anti-money laundering and counter-terrorist financing are the Money Laundering Prevention and Suppression Act, B.E. 2542 (1999), as amended, which imposes reporting obligations on persons designated by the Anti-Money Laundering Office and certain types of business operations for (i) any transactions that reach certain thresholds which vary depending on the type of transactions involved; and (ii) suspicious transactions. Personal loan business operators and e-payment business operators are required to apply the know-your-client measures when the value of transaction(s) is (i) THB500,000 (US$14,455) or more for any single bill payment; (ii) THB50,000 (US$1,446) or more for any e-money or electronic money transfer; or (iii) THB100,000 (US$2,891) or more for other single or cumulative transactions. In addition, personal loan operators and e-payment service business operators need to have procedures relating to customer due diligence in place to ensure that its services are not being used by members of groups identified as terrorists by the United Nations Security Council Resolutions or the Anti-Money Laundering Office.

Regulations on Labor

Labor matters are mainly governed by the Thai Civil and Commercial Code and the Thai Labor Protection Act, B.E. 2541 (1998), as amended, and its subsequent notifications. The laws stipulate the relationship between the employer and the employees in essential aspects, including working hours, leaves, wages, entitlements, employment termination and severance payment, etc. The employment arrangement can be made verbally and is not required in writing.

Under the Thai Labor Protection Act, it is mandatory for employers to establish work rules when 10 or more employees are hired and it shall cover the following issues: (i) working days, normal working hours and rest period; (ii) holidays and rules governing the taking of holidays; (iii) rules governing overtime and holiday work; (iv) the day and place where wages, overtime pay, holiday pay and holiday overtime pay are to be made; (v) leave and rules governing the taking of leave; (vi) discipline and disciplinary measures; (vii) lodging of grievances; and (viii) termination of employment, severance pay and special severance pay.

Regulations on Personal Data Protection

On May 28, 2019, the Personal Data Protection Act B.E. 2562 (2019) became effective, while Chapter 2 (Personal Data Protection), Chapter 3 (Rights of the Data Subject), Chapter 5 (Complaints), Chapter 6 (Civil Liability) and Chapter 8 (Penalties) of such law, collectively, the Delayed Provisions, took effect from June 1, 2022 pursuant to the Royal Decree on Agencies and Businesses Not Subject to the Personal Data Protection Act, B.E. 2562 (2019) (No. 2), B.E. 2564 (2021). Personal data collected from our conduct of businesses fall within the scope of the Personal Data Protection Act.

The Personal Data Protection Act applies to the collection and processing of personal data, including but not limited to the collection, use, disclosure or transfer by a data controller or a data processor. As the law has extraterritorial enforcement, data controllers and data processors both in and outside of Thailand may be subject to this regulation.

In addition, data controllers are required to inform data subjects of the purpose of their collection and subsequent processing of the personal data collected, and obtain consent for such collection or processing, unless otherwise provided in the Personal Data Protection Act or the regulations or announcements issued by the Personal Data Protection Commission.

Singapore

Regulations on Dividend Distributions

The governing legislation for the distribution of dividends in Singapore is the Companies Act 1967 of Singapore (the “Companies Act”). Under Section 403 of the Companies Act, a Singapore company is only allowed to pay dividends out of profits and there are certain restrictions on the use of profits for the purposes of dividend declaration. Firstly, any profits of a company applied towards the purchase of its shares pursuant to the share buyback provisions under the Companies Act cannot be payable as dividends to the shareholders. However, the foregoing restriction does not apply to any part of the proceeds received by the company from a sale or disposal of its treasury shares where the sums that were utilized to purchase those treasury shares initially came out of profits in the first place. Finally, any gains derived from the sale of treasury shares cannot be payable as dividends to the shareholders of the company.

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

In addition, to the extent that our platforms or services enable our users to transmit online content to each other or access third party online content, we would be an internet intermediary under the Protection from Online Falsehoods and Manipulation Act 2019 of Singapore (“POFMA”). POFMA empowers any Singapore government minister to direct the POFMA Office to issue certain directions to internet intermediaries whose internet intermediary service had been used to communicate a false statement of fact in Singapore, if the minister is of the opinion that it would be in the public interest to do so. Such directions would include: (a) targeted correction directions, which require the internet intermediary to communicate a correction notice on its service to all end-users in Singapore who accessed the offending false statement of fact after a specified time; and (b) disabling directions, which require the internet intermediary to disable access by end-users in Singapore to the offending false statement of fact being communicated on or through its service. Companies may be fined if they fail to comply with directions issued under POFMA without reasonable excuse.

Regulations on E-commerce

Consumer Protection

There are various general consumer protection laws in place in Singapore, which apply generally to all relevant transactions including electronic transactions but are not specifically targeted at regulating e-commerce operations. One or more of these laws would be relevant in the context of online game operations or e-commerce operations.

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

Films Regulation

The Films Act 1981 imposes a regulatory requirement for an organization to hold a license for importing, distributing or publicly exhibiting films in the course of any business. A film is defined to include a video game. However, the definition of a video game under the Films Act 1981 expressly excludes a video game made available by means of a computer online service that is a broadcasting service and is played on a mobile device or other device onto which the video game has been installed, or while the player is using a broadcasting service that enables end-users to access the Internet. Since the online games that we offer are available only through online platforms, we are exempted from having to comply with the abovementioned requirement to obtain a license.

Regulations on E-payment

The Monetary Authority of Singapore (“MAS”), regulates payment service providers and payment systems in Singapore under the Payment Services Act 2019 of Singapore which came into effect on January 28, 2020. Under the Payment Services Act 2019, a license from the MAS is required for providing any type of payment service in Singapore unless such service is exempted under the law. The payment services regulated under the Payment Services Act 2019 are “account issuance service,” “domestic money transfer service,” “cross-border money transfer service,” “merchant acquisition service,” “e-money issuance service,” “digital payment token service” and “money-changing service.” In particular, “e-money issuance service” means the service of issuing e-money to any person for the purpose of allowing a person to make payment transactions and “account issuance service” includes the service of issuing a payment account to any person in Singapore. Pursuant to the Payment Services (Exemption for Specified Period) Regulations 2019, certain entities who satisfied the relevant criteria and submitted a notification to the MAS within the specified timeframe were exempt from holding a license under the Payment Services Act 2019 for the specific payment service(s) for a specified period. Our subsidiary engaging in providing various payment services obtained its major payment institution license in April 2022.

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

In addition to the above, the Payment Services (Amendment) Bill was passed in parliament in 2021 but has not come into operation. It will come into operation on a date that the Minister appoints by notification in the Gazette. The Payment Services (Amendment) Bill makes amendments to the Payment Services Act 2019. The amendments include but are not limited to widening the definition of “cross-border money transfer service” to include transmission of money between two countries, arranged by a payment service provider in Singapore; and widening the definition of “domestic money transfer service” such that the definition applies except where both the payer and payee of a transaction executed under the service are financial institutions.

Regulations on Digital Banking

Our wholly-owned subsidiary in Singapore (“Singapore DFB”) has been granted a digital full bank (“DFB”) license in Singapore. As the holder of a DFB license, our Singapore DFB is required to comply with certain licensing conditions and other prudential and regulatory requirements which include additional conduct of business, operational, financial and legal requirements. The Singapore DFB is allowed to conduct banking business in Singapore on a phased basis, which may include the taking of deposits from, the making of advances to and providing banking services to retail and non-retail customer segments.

The MAS regulates DFBs under the Banking Act 1970 of Singapore and its subsidiary legislation as well as all applicable notices and other instruments issued by the MAS, subject to certain modifications (as set out in the publication “Eligibility Criteria and Requirements for Digital Banks” issued by the MAS). Generally, a fully functioning DFB will be able to conduct all banking business as existing qualifying full banks and will be subject to the full range of laws, regulations and prudential rules that apply to such banks. This includes complying with the notices and regulations surrounding ongoing risk-based capital and liquidity requirements, unsecured lending, anti-money laundering and countering the financing of terrorism, economic sanctions, corporate governance, risk management, technology risk and the conduct of non-financial businesses. However, it should be noted that DFBs are (i) only allowed to operate one physical “place of business” (being a place where a bank conducts banking business or other regulated businesses), (ii) not allowed to access the automatic teller machine or cash deposit machine network, but will be able to offer cashback services through EFTPOS terminals at retail merchants, and (iii) will be required to comply with same risk based capital requirements applicable to domestic systemically important banks.

A DFB will commence operations as a restricted DFB before becoming a fully functioning DFB. Whilst a DFB will eventually be expected to comply with the minimum paid-up capital requirement set by the MAS of S$1.5 billion (US$1.1 billion) which is applicable to all existing qualifying full banks, prior to it becoming a fully functioning DFB, the minimum paid up capital requirement applicable to a restricted DFB will initially be reduced to S$15,000,000 (US$11.2 million). This minimum paid up capital requirement will progressively increase as the restricted DFB grows. Unless otherwise agreed with MAS, a restricted DFB will also be subject to various restrictions on its business, including but not limited to (i) deposit caps of S$75,000 (US$55,953) per individual depositor and S$50,000,000 (US$37.3 million) in aggregate deposits, (ii) restrictions on who the DFB may take deposits from, (iii) restrictions on unsecured lending, (iv) restrictions on the safeguarding of “relevant money” as defined under the Payment Services Act 2019, and (v) restrictions on the types of investment products the DFB may offer, as well as (vi) restrictions on proprietary trading. These restrictions will progressively be lifted as the DFB grows. The pace of growth of a restricted DFB will depend on its ability to meet its commitments as well as MAS’ supervisory considerations. Once a restricted DFB has met all relevant milestones and has been assessed by the MAS to pose no significant supervisory concerns, the MAS will lift all restrictions and the restricted DFB will become a fully functioning DFB. The MAS generally expects a DFB to be fully functioning and to meet the minimum paid-up capital requirement of S$1.5 billion (US$1.1 billion) within three to five years from commencement of business.

Regulations on Data Protection and Information Security

Personal Data Protection

The Personal Data Protection Act 2012 of Singapore governs the collection, use and disclosure of the personal data of individuals by organizations, and is administered and enforced by the regulator, the Personal Data Protection Commission. It sets out data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data. A failure to comply with any of the above can subject an organization to a fine per breach of up to S$1 million (US$746,046) or 10% of the organization’s annual turnover in Singapore, whichever is higher.

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

Pursuant to the Personal Data Protection Commission’s Advisory Guidelines on the Personal Data Protection Act for NRIC and other National Identification Numbers, an organization such as an online game operator or e-commerce company is not permitted to collect, use or disclose an individual’s identification number unless under certain exceptions.

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

There is no need to file for registration to obtain copyright protection. Copyright works sent over the internet or stored on web servers are treated in the same manner as copyright material in other media. Online games and computer programs would qualify for copyright protection, for example, as literary works, artistic works and/or cinematograph films.

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

Regulations on Anti-Money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore (“CDSA”), provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the concealment or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, transfer or retention of such benefits.

The Terrorism (Suppression of Financing) Act 2002 of Singapore (“TSOFA”), is the primary legislation for the combating of terrorism financing. It was enacted to give effect to the International Convention for the Suppression of the Financing of Terrorism. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes and terrorism financing, the CDSA also requires suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office and the TSOFA requires information about any property belonging to any terrorist or terrorist entity to be reported to the Commissioner of Police. If any person fails to lodge the requisite reports under the CDSA and the TSOFA, it may be subject to criminal liability.

Regulations on Labor

The Employment Act 1968 of Singapore generally extends to all employees regardless of their designation, salary level or type of work performed, with the exception of certain groups of employees. It provides employees falling within its ambit certain protections such as minimum notice periods, maximum working hours, maximum amount of deductions from wages, minimum holidays and rest days, maternity/paternity leave, paid childcare leave, sick leave, etc. The Singapore Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act. In addition, the employment of foreign manpower in Singapore is also governed by the Employment of Foreign Manpower Act 1990 of Singapore. Aside from minimum benefits in respect of the aforesaid terms of employment in the Employment Act and CDCSA, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Singapore Central Provident Fund Act 1953 (the “Singapore Central Provident Fund Act”). The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, 55 years old or below and that earn more than S$750 (US$560) a month, the employer’s contribution rate is 17% of the employee’s wages.

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

Regulations on Foreign Exchange

Ringgit is the lawful currency of Malaysia. Payments between persons in Malaysia should be in ringgit, unless foreign currency is permitted under the foreign exchange policy (the “FEP”). The BNM, has a policy against the internationalization of ringgit, therefore ringgit exchange rates must be determined onshore in Malaysia, and there are restrictions on the outflow of ringgit under the FEP.

Malaysia has FEP restrictions based on provisions in the Financial Services Act 2013 (“FSA”). Pursuant thereto, a wide range of transactions (these include payments and receipts, exchange of currency) set out in Schedule 14 to the FSA are subject to the prior written approval of BNM. BNM issues FEP Notices setting out its general approval on the terms therein. Where a transaction comprises different aspects which require BNM approval under Schedule 14 to the FSA, BNM approval has to be obtained (either a general approval granted in the FEP Notices or approval applied for on an ad hoc basis) for each such aspect requiring approval, and BNM has discretion whether to grant or not to grant the ad hoc approval subject to conditions.

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

Regulations on E-commerce

The relevant laws governing Malaysia’s e-commerce include Electronic Commerce Act 2006 or ECA, Digital Signature Act 1997 (“DSA”), Consumer Protection Act 1999 (“CPA”), Consumer Protection (Electronic Trade Transactions) Regulations 2012 (“CPR 2012”), Sale of Goods Act 1957, Contracts Act 1950, and Personal Data Protection Act 2010 (“PDPA”).

Limitations and Liabilities of Platform Operators and E-commerce Sellers

There is no specific Malaysian legislative framework setting out the limitations and liabilities of online platform operators and e-commerce sellers. Consumer rights are protected under the CPA, which requires sellers offering goods and services by electronic means to comply with certain standards. The CPA implies warranties among others as to reasonable care and skill, fitness for a particular purpose, reasonable time of completion and reasonable price, and prohibits misleading and deceptive conduct, the making of false or misleading representations and the imposition of unfair contract terms. Sellers are prohibited from applying false trade description under the Trade Descriptions Act 2011. Specific products such as sale of price-controlled products, drugs, medical devices, food and cosmetic products are subject to additional regulatory requirements. E-commerce sellers are required to provide appropriate means to enable the buyer to rectify any errors prior to the confirmation of the order and shall acknowledge receipt of the order to the buyer without undue delay under CPR 2012. E-commerce sellers are also required to disclose the following information on the website or online marketplace: (i) the name, (ii) registration number of businesses or company, (iii) email address and phone number, (iv) a description of the main characteristics of the goods supplied, (v) full price of the goods, (vi) method of payment, (vii) terms and conditions and (viii) the estimated time of delivery of the goods to the buyer. Online marketplace operators, on the other hand, are required to take reasonable steps to keep and maintain a record of the names, telephone numbers and the address of the person who supplies goods or services in the online marketplace, for a period of two years.

With respect to user generated content (“UGC”), the concept of innocent carrier embedded in the Content Code provides that any service providers providing access to any content but have neither control over the composition of such content nor any knowledge of such content is deemed an innocent carrier for the purpose of the Content Code. An innocent carrier is generally not responsible for the content provided. UGC platforms must have a clear notice and take-down policy implemented to ensure that potentially infringing UGC can be reported by platform users and that rights holder can request the withdrawal of specific content with ease. Further, UGC platform operators should have a filtering system to remove offensive or defamatory content because there is a presumption that the platform or portal provider must assume responsibility for taking the risk of facilitating a platform.

Regulations Relating to Game Business

Content moderation

Multimedia and communications activities are under the purview of the Malaysian Communications and Multimedia Commission, a statutory body established under the Malaysian Communications and Multimedia Commission Act 1998.

Section 211 of the Communications and Multimedia Act 1998 (“CMA”) provides that no content applications service provider, or other person using a content applications service, shall provide content which is indecent, obscene, false, menacing, or offensive in character with intent to annoy, abuse, threaten or harass any person. To the extent an online game falls within the definition of “content” and that the provision thereof through the Internet can be considered as “Internet content applications service,” such provision will apply. Pursuant to the CMA, the Malaysian Communications and Multimedia Content Code (3rd edition, 2022) (the “Content Code”), was passed to set out the guidelines and procedures for good practice and standards of content disseminated to audiences. This Content Code is enforced by the Malaysian Communications and Multimedia Content Forum and it sets out the guidelines and procedures for good practice and standards of content disseminated to audiences over the electronic network medium by service providers in the communications and multimedia industry. Compliance with the Content Code is voluntary but can be relied upon as a defense against any prosecution, action or proceeding of any nature whether in court or otherwise. Under the Content Code, the material disseminated must not include anything which offends good taste or decency, is offensive to public feeling, is likely to encourage crime or lead to disorder, or is abusive or threatening in nature.

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

The Electronic money (e-money) policy document prescribes broad principles (relating to, among others, having adequate governance and operational requirements, proper risk management, transparency of terms, timely refund of stored value, and prevention of the use of e-money for financial crimes) and minimum standards to be observed by an issuer. A large e-money scheme operator must place users’ funds in a trust account with a licensed institution and apply them in the manner prescribed. As a financial services provider, an issuer of e-money may not engage in prohibited business conduct set out in Schedule 7 of the FSA, as supplemented by policy documents of BNM and must maintain secrecy of customer information unless an exemption applies.

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

Regulations on Merchant Acquiring Services

BNM regulates an operator of a payment system that enters into a contract with a merchant for the purpose of accepting payment instruments for payment of goods and services as conducting merchant acquiring services under the FSA. Each such operator must be registered with BNM as a merchant acquirer and must comply with standards specified by BNM at all times.

The merchant acquiring services policy document primarily sets out requirements on governance and oversight, operational risk management and information technology management of registered merchant acquirers, including the roles and responsibilities of directors and senior managers, minimum capital requirements for non-bank acquirers, and minimum checks and procedures to be conducted when on-boarding/ recruiting new merchants. As a financial services provider, a merchant acquirer may not engage in prohibited business conduct set out in Schedule 7 of the FSA, as supplemented by policy documents of BNM.

Regulations on Lending

Moneylending is regulated under the Moneylenders Act 1951 in Malaysia (unless any of the limited exceptions apply) principally by the requirement that any person who carries on or advertise or announces itself or hold itself in any way as carrying on the business of moneylending (defined as the lending of money at interest, with or without security to a borrower) must be licensed and the moneylending agreement must be in the prescribed form. The Ministry of Local Government Development of Malaysia (“KPKT”) is the regulator administering the provisions of the Moneylenders Act 1951 and have also issued guidelines in connection with the Moneylenders Act 1951 including its Guidelines on Online Moneylending applicable to licensed online moneylenders.

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

Regulations on Intellectual Property Rights

The intellectual property laws of Malaysia comprise the following main legislation: the Patents Act 1983, Copyright Act 1987, Industrial Designs Act 1996, Layout-Designs of Integrated Circuits Act 2000, Trademarks Act 2019, and Geographical Indications Act 2022. The administration and practice of these laws come under the purview of the Intellectual Property Corporation of Malaysia (“MyIPO”). There are other areas of intellectual property law that may be governed by common law rights including the tort of passing off and the law of confidence. Malaysia is a signatory to the main international conventions regulating intellectual property matters, the Agreement on Trade-Related Aspects of Intellectual Property Rights, and has acceded to the Madrid Protocol.

Trademark

Trademarks in Malaysia are governed by the Trademarks Act 2019 (“TMA”), and the Trademarks Regulations 2019. Once a trademark is registered, the registered proprietor of trademark has the exclusive rights to use the trademark and authorize other persons to use the trademark, in relation to the goods or services for which the trademark is registered. Upon registration, the registered trademark is valid for 10 years from the date of filing of the application and is renewable for further periods of 10 years each thereafter. Subject to limited exceptions, no person or enterprise other than the registered proprietor or persons authorized by the registered proprietor may use the trademark, otherwise infringement actions may be taken against such person or enterprise.

Copyrights

The main governing legislation for copyright law in Malaysia is the Copyright Act 1987. Pursuant to the Copyright Act 1987, authors of protected works enjoy various exclusive rights, including the rights of reproduction in any material form of the works, communication to the public, performance, showing or playing to the public of the works, and distribution of copies to the public by sale or other transfer of ownership. Literary works, musical works and artistic works will be eligible for copyright if sufficient effort has been made to make the works original in character; and the works have been written down, recorded or otherwise reduced to a material form. There is no formal system for registration of copyright in Malaysia. Copyright is conferred on a work once all the statutory requirements for eligibility and qualification are met. The ownership of copyright in Malaysia can however be recorded formally with the Director General of MyIPO through the Copyright Voluntary Notification System or evidenced by way of a statutory declaration under section 42 of the Copyright Act 1987. Online games and computer programs would qualify for such copyright protection.

Patents

In Malaysia, the Patents Act 1983 (“PA”), and the Patents Regulations 1986 govern the protection of an invention that is new, involves an inventive step, is industrially applicable and must not be explicitly excluded by the PA. An invention may relate to a product or process, but specifically does not include, amongst others, discoveries, rules or methods for doing business, playing games, etc. Subject to yearly renewal, the period of patent protection (for patent applications filed on or after August 1, 2001) is a maximum of 20 years from the date of filing. The PA grants the owner of a patent the exclusive rights to exploit the patented invention, assign or transmit the patent, conclude licensee contracts, and to deal with the patent as the subject of a security interest. Any person seeking to deal with a patent where the rights are exclusive to the owner will need to get prior consent from the latter. A patent is infringed when, without authorization of the owner, a person performs any of the acts under the exclusive control of the patent owner, including the manufacture, importation, offer for sale, sale, or use of the patented product or process.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

Prevention and Eradication of Money Laundering

Malaysia is a member of the Financial Action Task Force (“FATF”). The Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 (“AMLA”) is the statute that imposes obligations on prevention of money-laundering and terrorism financing based on the FATF’s 40 recommendations. BNM is the competent authority under the AMLA.

Entities conducting any activity listed in the First Schedule to the AMLA, including amongst others issuer of e-money, are designated as reporting institutions which have specific obligations set out in Part IV of the AMLA to, among others, conduct customer due diligence, maintain records thereof, appoint a compliance officer, conduct audit on its compliance with the AMLA and guidelines issued by BNM and submit suspicious transaction reports to BNM. The threshold for reporting institutions is also applicable to customers and person conducting single or multiple cash transactions within the same account on the same day for an amount equivalent to RM25,000 (US$5,682) and above. Such reports must be filed within the time prescribed by BNM and are in addition to the obligation to file a suspicious transaction report where applicable.

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

Regulations on Labor

Employment and industrial relations in Malaysia are mainly governed by the Employment Act 1955 (“EA”).

The requirements under the EA of Malaysia applies to all employees that enter into a contract of service regardless of wages, with certain exceptions for prescribed categories of employees such as employees earning more than RM4,000 (US$909) per month wherein provisions in the EA relating to among others, overtime payments and termination benefits do not apply to such employees. The EA provides for the minimum terms and conditions of employment, while the National Wages Consultative Council Act 2011 and Minimum Wages Order provide for the minimum salary to be paid to prescribed employees. The EA also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act. Aside from minimum benefits under the EA, both employees and employers in Malaysia are required to contribute towards: the Employees Provident Fund, the Employment Insurance System as well as the Employees Social Security Fund. The contributions are premised on the statutorily prescribed rates under the Employees Provident Fund Act 1991, Employment Insurance System Act 2017 and Employees’ Social Security Fund Act 1969.

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

Contractual Arrangements among Our VIEs, Their Shareholders and Us

The laws and regulations in some of our markets place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. To comply with the relevant laws and regulations, we and certain of our wholly-owned subsidiaries in the Cayman Islands and Singapore have entered into a series of contractual arrangements with certain VIEs and their shareholders who are local citizens. For the year ended December 31, 2022, revenue from all our VIEs (which excludes entities for which we have majority direct equity ownership) accounted for 5.8% of our total revenue. None of our VIEs is individually a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.

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

Exclusive Option Agreements

In order to ensure that we are able to acquire all of the equity interests in our VIEs at our discretion, we have entered into exclusive option agreements with the respective shareholders of these VIEs. Each option is exercisable by us at any time, provided that doing so is not prohibited by law. The exercise price under each option is the minimum amount required by law and any proceeds obtained by the respective shareholders through the transfer of their equity interests in these entities shall be used for the repayment of the loan provided by us in accordance with the loan agreements. During the terms of the exclusive option agreements, the shareholders will not grant a similar right or transfer any of the equity interests in these entities to any party other than us or our designee, nor will such shareholder pledge, create or permit any security interest or similar encumbrance to be created on any of the equity interests. According to the exclusive option agreements, the VIEs cannot declare any profit distributions or grant loans in any form without our prior consent. The shareholders must remit to us or our designee in full any funds such shareholders receive from the VIEs in the event any distributions are made by the VIEs. The exclusive option agreements will remain in effect until the respective shareholder has transferred all of such shareholder’s equity interests in the VIE entity to us or our designee.

Powers of Attorney

In order to ensure that we are able to make all of the decisions concerning our VIEs, we have entered into powers of attorney with the shareholders of these VIEs. Pursuant to the powers of attorney, each shareholder of our VIEs has irrevocably appointed us as such shareholder’s attorney-in-fact to act for all matters pertaining to such shareholder’s shareholding in the VIE entities and to exercise all of their rights as shareholders, including but not limited to attending shareholders’ meetings and designating and appointing directors, supervisors, the chief executive officer and other senior management members of these entities, and selling, transferring, pledging or disposing the shares of these entities. We may authorize or assign our rights under this appointment to any other person or entity at our sole discretion without prior notice to or prior consent from the shareholders of these entities. Each power of attorney will remain in effect until these shareholders cease to hold any equity interest in the relevant VIE.

Equity Interest Pledge Agreements

In order to secure the performance of our VIEs and their shareholders under the contractual arrangements, each of the shareholders of our VIEs has pledged all of their shares to us. These pledges secure the contractual obligations and indebtedness of such VIE shareholders, including all penalties, damages and expenses incurred by us in connection with the contractual arrangements, and all other payments due and payable to us by the relevant VIE under the exclusive business cooperation agreements, and by the VIE shareholders under the loan agreements, exclusive option agreements, and powers of attorney. Should the VIE or the VIE shareholder breach or default under any of the contractual arrangements, we have the right to require the transfer of such VIE shareholders’ pledged equity interests in the relevant VIE to us or our designee, to the extent permitted by laws, or require a sale of the pledged equity interest and have priority in any proceeds from the auction or sale of such pledged interests. Moreover, we have the right to collect any and all dividends in respect of the pledged equity interests during the term of the pledge. Unless the relevant VIEs have fully performed all of their obligations in accordance with the exclusive business cooperation agreements and the pledged equity interests have been fully transferred to us or our designee in accordance with the exclusive option agreements and the loan agreements, the equity interest pledge agreements will continue to remain in effect.

Spousal Consent Letters

Under the spousal consent letters, each spouse of the married shareholders of our VIEs unconditionally and irrevocably agreed that the equity interest in the relevant entity held by and registered in the name of their spouse will be disposed of pursuant to the contractual arrangements. Each spouse agreed not to assert any rights over the equity interest in these entities held by their spouse. In addition, in the event that the spouses obtain any equity interest in these entities held by their spouse for any reason, they agree to be bound by the contractual arrangements.

All of the contractual arrangements as described above will be terminated once the respective shareholder has transferred all of such shareholder’s equity interests in the VIE entity to us or our designee.

Contracts that Enable Us to Receive Economic Benefits or Absorb Losses from the VIEs

Exclusive Business Cooperation Agreements

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

Thailand Shareholding Structure

Our operating entities in Thailand are established using a tiered structure that maximizes our equity interests in the entity while also complying with the Thai law requirement that each Thai company has the minimum number of required shareholders and, without approval from Thai authorities, direct foreign ownership of share capital of each entity operating the restricted business under the Thai Foreign Business Act is limited to less than 50%. As Thai laws only consider the immediate level of shareholding, no cumulative or look-through calculation is applied to determine the foreign ownership status of a company when it has several levels of foreign shareholding. Under this shareholding structure, our Thai operating entities are each owned by (i) a Thai entity, or Thai Holdco 1, holding slightly more than half of the shares, (ii) one of our employees holding one share, and (iii) one of our Cayman Islands or Singapore subsidiaries holding slightly less than half of the shares. Thai Holdco 1 is then owned by (i) another Thai entity, or Thai Holdco 2, (ii) the employee who holds one share in the Thai operating entity, and (iii) our Cayman Islands or Singapore subsidiary in the same shareholding proportions that our Thai operating entities are held. Thai Holdco 2 is in turn held by (i) one of our employees, who is a Thai citizen, holding preference shares equivalent to slightly more than half of the total number of shares, (ii) the employee who holds one share in the Thai operating entity, holding one share, and (iii) our Cayman Islands or Singapore subsidiary holding ordinary shares equivalent to slightly less than half of the total number of shares. The preference shares have limited voting rights and the right to receive a fixed, non-cumulative dividend of an immaterial amount in the event a dividend is declared. This structure allows us to effectively control nearly 100% of our Thai operating entities.

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

Our headquarters and our principal technical development facilities are located in Singapore, where we have leased approximately 80,000 square meters of office space, as of December 31, 2022. We also have local offices in other parts of Asia and Latin America.

The servers we currently use are hosted in leased data centers in different areas across our markets, as well as on cloud services. The data centers in our network are owned and maintained for us by major domestic and international data center providers. We generally enter into leasing and hosting service agreements with renewal terms. We believe that our existing facilities are sufficient for our current needs, and we may need to obtain, usually by lease, adequate facilities to accommodate any future expansion plans.

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

Overview

Sea operates three key businesses—Shopee, Garena, and SeaMoney. Each of our businesses provides a distinct and compelling value proposition to our users, and we believe each exhibits strong virtuous cycle dynamics. We develop, curate and localize the content and services on our platforms to serve a highly diverse population across multiple markets and regulatory regimes.

Since our founding, we have achieved significant scale and growth. Our total revenue increased from US$4.4 billion in 2020 to US$12.4 billion in 2022, a CAGR of 68.7%. We had gross profit of US$1.3 billion, US$3.9 billion and US$5.2 billion in 2020, 2021 and 2022, respectively. We incurred net losses of US$1.6 billion, US$2.0 billion and US$1.7 billion in 2020, 2021 and 2022, respectively, primarily due to our investments in expanding our businesses, in particular our e-commerce and digital financial services businesses.

Major Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by general factors driving the e-commerce, digital entertainment, digital financial services and other industries in our markets, including demographic and macro-economic growth, technology adoption trends, and the digital transformation of industries.

Our results of operations are also directly affected by certain factors specific to us, including the following:

Size of Our User Base

Our revenue is largely driven by the number of users and the level of user engagement across our three businesses, subject to other factors such as macro-economics, geopolitics and consumer spending power. In our e-commerce business, the larger the number of sellers and buyers on the platform, the larger the number and value of transactions which over time will drive advertising and transaction-based fee revenue for us. In our digital entertainment business, due to our freemium business model, the higher the number of active users in our games, the larger the number of users likely to make in-game purchases. In our digital financial services business, the larger the number of users, the greater the potential to generate revenue from service fees, underwriting premiums, and net interest margin.

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

•
In our digital financial services business, we mainly monetize by charging fees (fees from our mobile wallet services and payment processing services and commissions from third-party financial institutions which offer financial products or lend to consumers on our platform), by earning interest from our credit and banking businesses and by earning premium from our insurance business.

COVID-19, including lifting of restrictions in relevant markets, has affected and may continue to affect our businesses and our users’ behaviors. We have observed ongoing moderation in user engagement and monetization in our businesses. Accordingly, the trends we saw with respect to our revenues and other financial results and operating metrics during COVID-19 impacted periods are not indicative of results for future periods. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—The COVID-19 pandemic, including any lockdown and reopening of relevant markets, has affected our business activities and results. Any future occurrence of natural disasters, epidemics, pandemics or other outbreaks, or other catastrophic events could also adversely affect our business” for more details.

Benefits of Our Platforms

Our platforms benefit from internal dynamics that allow us to increase our scale and user engagement quickly and in a cost-effective manner. Our businesses enjoy network effects, virtuous cycles and synergies across our platforms.

We benefit from the network effects resulting from the significant social aspects of our platforms. For example, because game players find it highly beneficial to join a platform with a large number of other game players, each new player that joins creates value for the existing community. This encourages current users to invite new users to our platform, which allows us to grow our user base with moderate acquisition cost and increases the likelihood that users will remain active and engaged and therefore spend on our platform.

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

Finally, synergies among our digital financial services business and each of our e-commerce and digital entertainment businesses allow us to increase our user base and monetization quickly and cost-effectively. For example, as our Shopee buyers and Garena game players increasingly complete transactions using our mobile wallet services, our mobile wallet user base grows, which in turn may attract more merchants to join the mobile wallet network. At the same time, the large user base on Shopee may also increasingly explore other services and product offerings available on our digital financial services platform, such as our credit, insurtech and digital bank services.

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

Our expenses may become higher and our revenue and operating metrics may become lower than would be the case if exchange rates were stable or if we were operating and reporting in one currency. For example, if the U.S. dollar weakens relative to currencies in our local markets, our revenue and operating expenses will be higher than if currencies had remained constant. Likewise, if the U.S. dollar strengthens relative to currencies in our local markets, our revenue and operating expenses will be lower than if currencies had remained constant. Movements in foreign currency exchange rates may have a material adverse effect on our results of operations, which may cause our financial and operational metrics reported in the U.S. dollar to be not fully representative of the underlying business performance. We believe that our diversification in geographic coverage benefits our shareholders over the long-term. We may also enter into foreign currency derivative transactions to hedge potential foreign exchange risks. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.”

Description of Certain Statement of Operations Items

Revenue

We currently generate revenue primarily from our digital entertainment business and e-commerce business. The table below sets forth our revenue breakdown.

	For the Year Ended December 31,
	2020		2021		2022
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Service revenue
Digital Entertainment	2,015,972	46.1	4,320,013	43.4	3,877,163	31.1
E-commerce and other services	1,777,330	40.6	4,564,617	45.8	7,463,173	60.0
Sales of goods	582,362	13.3	1,070,560	10.8	1,109,369	8.9
Total revenue	4,375,664	100.0	9,955,190	100.0	12,449,705	100.0

The table below sets forth the revenue from external customers based on the geographical locations where the services were provided or goods were sold, both in absolute amount and as a percentage of total revenue for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Southeast Asia	2,791,894	63.8	6,316,782	63.5	8,321,249	66.8
Latin America	790,308	18.1	1,850,861	18.6	2,043,918	16.4
Rest of Asia	655,007	15.0	1,394,342	14.0	1,727,187	13.9
Rest of the world	138,455	3.1	393,205	3.9	357,351	2.9
Total revenue	4,375,664	100.0	9,955,190	100.0	12,449,705	100.0

Digital Entertainment

We generate revenue from our digital entertainment business primarily by selling in-game items to our game players. We recognize revenue ratably over the estimated service period. Our revenue generated from digital entertainment accounted for 46.1%, 43.4% and 31.1% of our total revenue in 2020, 2021 and 2022, respectively.

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

E-commerce and Other Services

E-commerce and other services revenue consists of revenue generated from our e-commerce marketplace services, digital financial services, and other services on our platforms. Revenue from products owned and sold by us on our Shopee platform was recorded under sales of goods revenue as discussed below. Our e-commerce and other services revenue constituted 40.6%, 45.8% and 60.0% of our total revenue during 2020, 2021 and 2022, respectively.

We monetize Shopee’s marketplace model mainly by offering sellers paid advertising services, charging transaction-based fees, and charging for certain value-added services, including logistics. We may also roll out other means of generating revenue to broaden our monetization avenues in the future.

We generate revenue from our digital financial services business primarily from interest and fees from loans granted to commercial and consumer customers, and commissions charged to third-party merchants. We generally recognize our interest and fees, and commission from the transactions as revenue. Typically, the commission charged is either a fixed rate or a certain percentage of the transaction value flowing through the platform.

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

Operating Income and Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses, provision for credit losses, research and development expenses and impairment of goodwill, net of other operating income. In 2022, we made the management decision to strongly pivot to a clear focus on cost efficiency, and we expect to continue to solidify the efficiency gains and optimize the cost structure across our markets in 2023. The table below sets forth our operating expenses, both in absolute amount and as a percentage of total revenue, for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Other operating income	(189,645)	(4.3)	(287,946)	(2.9)	(279,184)	(2.2)
Sales and marketing expenses	1,830,875	41.8	3,829,743	38.5	3,269,223	26.3
General and administrative expenses	599,706	13.7	987,868	9.9	1,437,612	11.5
Provision for credit losses	57,509	1.3	117,427	1.2	513,690	4.1
Research and development expenses	353,785	8.1	831,703	8.4	1,376,501	11.0
Impairment of goodwill	–	–	–	–	354,943	2.9
Total operating expenses	2,652,230	60.6	5,478,795	55.1	6,672,785	53.6

Other Operating Income

Our other operating income consists primarily of rebates from e-commerce related logistic services provided by third parties.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of online and offline advertising expenses, sales incentive, and staff compensation and welfare expenses, which include share-based compensation for our employees engaged in sales and marketing functions. In 2022, sales and marketing expenses decreased mainly due to our efforts to continue optimizing operating costs and achieving higher cost efficiencies. In connection with such efforts, the excess sales incentive, representing the sales incentive given exceeding the revenue we expect to receive on a transaction-by-transaction basis, was approximately 12% of total revenue in 2022, which decreased over the quarters and was less than 5% of our total revenue in the fourth quarter of 2022.

General and Administrative Expenses

Our general and administrative expenses consist primarily of facilities and other overhead expenses, depreciation and amortization expenses, impairment losses, external professional service expenses, and staff compensation and welfare expenses, which include share-based compensation for our employees engaged in general and administrative functions.

Provision for Credit Losses

Our provision for credit losses relates primarily to our credit business. Our provision for credit losses could increase if the size of our loans receivable grows or if the credit environment worsens.

Research and Development Expenses

Our research and development expenses consist primarily of staff compensation and welfare expenses, which include share-based compensation for our employees engaged in product development functions. We believe developing our platforms and content is extremely important to achieving our strategic objectives.

Impairment of Goodwill

We test goodwill for impairment at least annually and evaluate whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Goodwill impairment is recognized as the excess of goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

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

	For the Year Ended December 31,
	2020		2021		2022
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Selected Consolidated Statements of Operations Data:
Revenue:
Service revenue
Digital Entertainment	2,015,972	46.1	4,320,013	43.4	3,877,163	31.1
E-commerce and other services	1,777,330	40.6	4,564,617	45.8	7,463,173	60.0
Sales of goods	582,362	13.3	1,070,560	10.8	1,109,369	8.9
Total revenue	4,375,664	100.0	9,955,190	100.0	12,449,705	100.0
Cost of revenue:
Cost of service
Digital Entertainment	(702,329)	(16.1)	(1,230,082)	(12.4)	(1,077,017)	(8.7)
E-commerce and other services	(1,743,773)	(39.9)	(3,825,826)	(38.4)	(5,194,065)	(41.7)
Cost of goods sold	(580,657)	(13.3)	(1,003,547)	(10.1)	(993,346)	(8.0)
Total cost of revenue	(3,026,759)	(69.2)	(6,059,455)	(60.9)	(7,264,428)	(58.4)
Gross profit	1,348,905	30.8	3,895,735	39.1	5,185,277	41.6
Operating income (expenses):
Other operating income	189,645	4.3	287,946	2.9	279,184	2.2
Sales and marketing expenses	(1,830,875)	(41.8)	(3,829,743)	(38.5)	(3,269,223)	(26.3)
General and administrative expenses	(599,706)	(13.7)	(987,868)	(9.9)	(1,437,612)	(11.5)
Provision for credit losses	(57,509)	(1.3)	(117,427)	(1.2)	(513,690)	(4.1)
Research and development expenses	(353,785)	(8.1)	(831,703)	(8.4)	(1,376,501)	(11.0)
Impairment of goodwill	–	–	–	–	(354,943)	(2.9)
Total operating expenses	(2,652,230)	(60.6)	(5,478,795)	(55.1)	(6,672,785)	(53.6)
Operating loss	(1,303,325)	(29.8)	(1,583,060)	(15.9)	(1,487,508)	(11.9)
Interest income	24,804	0.6	36,082	0.4	115,515	0.9
Interest expense	(123,843)	(2.8)	(136,876)	(1.4)	(45,396)	(0.4)
Net investment loss	(17,820)	(0.4)	(43,502)	(0.4)	(207,331)	(1.7)
Net (loss) gain on debt extinguishment	(24,400)	(0.6)	(2,069)	(0.0)	199,697	1.6
Changes in fair value of convertible notes	(87)	(0.0)	–	–	–	–
Foreign exchange (loss) gain	(38,567)	(0.9)	14,241	0.1	(75,510)	(0.6)
Loss before income tax and share of results of equity investees	(1,483,238)	(33.9)	(1,715,184)	(17.2)	(1,500,533)	(12.1)
Income tax expense	(141,640)	(3.2)	(332,865)	(3.3)	(168,395)	(1.4)
Share of results of equity investees	721	0.0	5,019	0.1	11,156	0.1
Net loss	(1,624,157)	(37.1)	(2,043,030)	(20.5)	(1,657,772)	(13.3)

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue

Our total revenue increased by 25.1% from US$10.0 billion in 2021 to US$12.4 billion in 2022.

•
Digital Entertainment: Our digital entertainment revenue decreased by 10.3% from US$4.3 billion in 2021 to US$3.9 billion in 2022. This decrease was primarily attributable to the ongoing moderation in user engagement and monetization.

•
E-commerce and other services: Our e-commerce and other services revenue increased by 63.5% from US$4.6 billion in 2021 to US$7.5 billion in 2022. This increase was primarily driven by the improved monetization in our e-commerce business and the growth of our credit business.

•	Sales of goods: Revenue was relatively stable at US$1.1 billion for 2021 and 2022.

Cost of Revenue

Our total cost of revenue increased by 19.9% from US$6.1 billion in 2021 to US$7.3 billion in 2022.

•	Digital Entertainment: Cost of revenue decreased by 12.4% from US$1.2 billion in 2021 to US$1.1 billion in 2022, which was largely in line with the decrease in digital entertainment revenue.

•
E-commerce and other services: Cost of revenue for our e-commerce and other services combined increased by 35.8% from US$3.8 billion in 2021 to US$5.2 billion in 2022. The increase was primarily driven by higher costs of logistics from order growth and other costs related to the growth of e-commerce marketplace. The improvement in gross profit margins was mainly due to the growth of core marketplace revenue with higher gross profit margin.

•	Cost of goods sold: Cost of goods sold was relatively stable at US$1.0 billion for 2021 and 2022.

Gross Profit

As a result of the foregoing, our gross profit was US$3.9 billion in 2021 and US$5.2 billion in 2022. We had gross margins of 39.1% and 41.6% in 2021 and 2022, respectively. Our digital entertainment segment had gross margins of 71.5% and 72.2% in 2021 and 2022, respectively. Service revenue pertaining to our e-commerce and other services segment had gross margins of 16.2% and 30.4% in 2021 and 2022, respectively. Sales of goods had gross margins of 6.3% and 10.5% in 2021 and 2022, respectively.

Other Operating Income

Our other operating income decreased by 3.0% from US$287.9 million in 2021 to US$279.2 million in 2022. Other operating income mainly consists of rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 14.6% from US$3.8 billion in 2021 to US$3.3 billion in 2022. The decrease in sales and marketing expenses across all major reporting segments was mainly attributable to our efforts to continue optimizing operating costs and achieving higher cost efficiencies.

General and Administrative Expenses

Our general and administrative expenses increased by 45.5% from US$1.0 billion in 2021 to US$1.4 billion in 2022. The increase was primarily due to the higher staff cost from higher average staff headcount over the year, as well as higher cost of office facilities and related expenses to support the headcount growth. General and administrative expenses described here exclude provision for credit losses. See “—Provision for Credit Losses” below for further details.

Provision for Credit Losses

Our provision for credit losses increased by 337.5% from US$117.4 million in 2021 to US$513.7 million in 2022, primarily driven by the growth in our loan book.

Research and Development Expenses

Our research and development expenses increased by 65.5% from US$831.7 million in 2021 to US$1.4 billion in 2022. The increase was primarily due to the increase in research and development staff costs from higher average staff headcount over the year.

Impairment of Goodwill

We recorded an impairment of goodwill of US$354.9 million in 2022, compared to nil in 2021. The goodwill impairment was primarily due to the change in carrying amount of goodwill associated with our prior acquisitions, mainly driven by the lower valuations amid the market uncertainties, and our strategic decision to dispose of or shut down certain historical investments for the digital entertainment business.

Other Income, Expenses, Gains and Losses

Our interest income, interest expense, net investment loss, net (loss) gain on debt extinguishment, and foreign exchange (loss) gain was a net loss of US$132.1 million in 2021 compared to a net loss of US$13.0 million in 2022.

Loss before Income Tax and Share of Results of Equity Investees

As a result of the foregoing, we had loss before income tax and share of results of equity investees of US$1.7 billion in 2021, compared to loss before income tax and share of results of equity investees of US$1.5 billion in 2022.

Income Tax Expense

We had an income tax expense of US$332.9 million in 2021 and US$168.4 million in 2022. The lower income tax expense was primarily due to recognition of deferred tax assets from carried forward losses for our e-commerce business, as well as lower income tax expense incurred by our digital entertainment business.

Share of Results of Equity Investees

We had share of profit of equity investees of US$5.0 million in 2021 and US$11.2 million in 2022.

Net Loss

As a result of the foregoing, we had net loss of US$2.0 billion in 2021 and US$1.7 billion in 2022.

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

Gross Profit

As a result of the foregoing, our gross profit was US$1.3 billion in 2020 and US$3.9 billion in 2021. We had gross margins of 30.8% and 39.1% in 2020 and 2021, respectively. Our digital entertainment business had gross margins of 65.2% and 71.5% in 2020 and 2021, respectively. Service revenue pertaining to our e-commerce and other services segment had gross margins of 1.9% and 16.2% in 2020 and 2021, respectively. Sales of goods had gross margins of 0.3% and 6.3% in 2020 and 2021, respectively.

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

General and Administrative Expenses

Our general and administrative expenses increased by 64.7% from US$599.7 million in 2020 to US$987.9 million in 2021. This increase was primarily due to higher staff compensation and benefit costs from increased staff to support the business growth, as well as office facilities and related expenses. General and administrative expenses described here exclude provision for credit losses. See “—Provision for Credit Losses” below for further details.

Provision for Credit Losses

Our provision for credit losses increased by 104.2% from US$57.5 million in 2020 to US$117.4 million in 2021, primarily driven by the growth in our loan book.

Research and Development Expenses

Our research and development expenses increased by 135.1% from US$353.8 million in 2020 to US$831.7 million in 2021, primarily due to the increase in research and development staff force.

Other Income, Expenses, Gains and Losses

Our interest income, interest expense, net investment loss, net (loss) gain on debt extinguishment, fair value change for convertible notes and foreign exchange (loss) gain was a net loss of US$179.9 million in 2020 compared to a net loss of US$132.1 million in 2021. Our net non-operating loss in 2020 and 2021 was primarily due to interest expense on our convertible notes.

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

Information about segments during the years ended December 31, 2020, 2021 and 2022 presented were as follows:

	For the Year ended December 31, 2022
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	(US$ thousands)

Revenue	3,877,163	7,288,677	1,221,996	61,869	–	12,449,705
Operating income (loss)	1,971,416	(2,013,360)	(277,264)	(252,162)	(916,138)	(1,487,508)
Non-operating loss, net						(13,025)
Income tax expense						(168,395)
Share of results of equity investees						11,156
Net loss						(1,657,772)

	For the Year ended December 31, 2021
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	(US$ thousands)

Revenue	4,320,013	5,122,959	469,774	42,444	–	9,955,190
Operating income (loss)	2,500,081	(2,766,566)	(640,422)	(177,633)	(498,520)	(1,583,060)
Non-operating loss, net						(132,124)
Income tax expense						(332,865)
Share of results of equity investees						5,019
Net loss						(2,043,030)

	For the Year ended December 31, 2020
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	(US$ thousands)

Revenue	2,015,972	2,167,149	60,785	131,758	–	4,375,664

Operating income (loss)	1,016,793	(1,442,593)	(520,075)	(49,006)	(308,444)	(1,303,325)
Non-operating loss, net						(179,913)
Income tax expense						(141,640)
Share of results of equity investees						721
Net loss						(1,624,157)

(1)	A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”
(2)
Unallocated expenses are mainly related to share-based compensation, impairment of goodwill of prior acquisitions that are not under our reportable segments, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the chief operating decision maker as part of segment performance.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands and our primary business operations are conducted through our subsidiaries, branch offices and consolidated affiliated entities. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains.

Singapore

Our subsidiaries incorporated in Singapore are subject to the Singapore corporate tax of 17% in 2020, 2021 and 2022. Garena Online Private Limited was granted an additional five-year development and expansion incentive by the Singapore Economic Development Board, or the EDB, commencing from January 1, 2017, with another five-year extension commencing from January 1, 2022, which grant a concessionary tax rate of 10% from January 1, 2017 to December 31, 2021 and 10.5% from January 1, 2022 to December 31, 2026 on qualifying income, subject to certain terms and conditions imposed by the EDB.

Others

Subsidiaries incorporated in other jurisdictions are subject to the respective applicable corporate income tax rates of the jurisdictions where they are resident.

Domestic statutory corporate income tax rate in Indonesia was reduced from 25% to 22% with effect from the financial year 2020.

In March 2021, the Philippines reduced its corporate income tax rate from 30% to 25%, effective retroactively from July 1, 2020.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have historically been cash generated from operating activities and proceeds from equity offerings and convertible notes offerings. We also receive customer deposits from our banking business.

As of December 31, 2020, 2021 and 2022, we had US$7.1 billion, US$10.8 billion and US$7.6 billion, respectively, in cash, cash equivalents and restricted cash. Cash and cash equivalents consist of cash on hand, demand deposits and money market funds placed with banks and other financial institutions which are unrestricted as to withdrawal and use and have original maturities of three months or less. Restricted cash mainly comprise monies received that are held in escrow in connection with our e-commerce business and mobile wallet in connection with our digital financial services business. Our cash, cash equivalents and restricted cash are primarily denominated in U.S. dollars as well as in local currencies of the markets where we operate. We believe that our cash and cash equivalents, together with cash generated from operating and short-term investments, will be sufficient to meet our anticipated cash needs and obligations for the next 12 months. We may also access capital markets or credit facilities should we require additional working capital.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022
	(US$ thousands)
Net cash generated from (used in) operating activities	555,868	208,649	(1,055,692)
Net cash used in investing activities	(886,912)	(3,767,273)	(2,428,809)
Net cash generated from financing activities	3,733,132	7,401,589	400,256
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	80,727	(58,218)	(143,511)
Net increase (decrease) in cash, cash equivalents and restricted cash	3,482,815	3,784,747	(3,227,756)
Cash, cash equivalents and restricted cash at beginning of year	3,570,578	7,053,393	10,838,140
Cash, cash equivalents and restricted cash at end of year(1)	7,053,393	10,838,140	7,610,384

(1)	As of December 31, 2022, cash and cash equivalents of US$13.2 million was included in assets held for sale within prepaid expenses and other assets.

Operating Activities

Net cash used in operating activities amounted to US$1.1 billion for the year ended December 31, 2022 compared to net cash generated from operating activities of US$208.6 million for the year ended December 31, 2021. The principal driver of our operating cash flows is cash received from sales of our products and services, including proceeds from our sales of in-game virtual items in our digital entertainment business, fees collected from customers in our e-commerce business, interest received from our loan business, commissions from merchants in our digital financial services business and proceeds from direct sales of products, offset by operating expenses. The decrease in net cash generated from operating activities was primarily attributable to the decrease in the change in deferred revenue by US$1.4 billion, decrease in the change in accrued expenses and other payables by US$584.8 million, and decrease in the change in escrow payables and advances from customers by US$487.3 million. The decrease in the change in deferred revenue was mainly due to the impact from ongoing moderation in user engagement and monetization and softer discretionary spending from gamers in our digital entertainment business. The decrease in the change in accrued expenses and other payables was mainly due to lower accrued sales and marketing expenses, accrued payroll and welfare expenses, and lower payables to our logistics providers in our e-commerce business. The decrease in the change in escrow payables and advances from customers was in line with GMV growth. The decrease in operating cash flows was partially offset by the improvement of net loss / profit position from US$1.1 billion net loss (after adjusting for non-cash items) for the year ended December 31, 2021 to US$314 million net profit (after adjusting for non-cash items) for the year ended December 31, 2022.

Net cash generated from operating activities decreased by US$347.2 million to US$208.6 million for the year ended December 31, 2021, compared to US$555.9 million for the year ended December 31, 2020. The principal driver of our operating cash flows is cash received from sales of our products and services, including proceeds from our sales of in-game virtual items in our digital entertainment business, fees collected from customers in our e-commerce business, interest received from our loan business, commissions from merchants in our digital financial services business, and proceeds from direct sales of products. The decrease in operating cash flows was primarily attributable to an increase in net loss (after adjusting for non-cash items) by US$97.3 million and a decrease in the change in deferred revenue by US$848.4 million. Despite higher cash generated from sales of in-game virtual items in our digital entertainment business in 2021, the decrease in the change in deferred revenue was mainly due to higher revenue being recognized in our digital entertainment business as compared to 2020. The decrease in operating cash flows was partially offset by an increase in the change in escrow payables and advances from customers by US$112.7 million and an increase in the change in accrued expenses and other payables by US$50.8 million mainly due to higher accrued sales and marketing expenses, business and other taxes payables, and accrued payroll and welfare expenses. The decrease in operating cash flows was further offset by the decrease in the change in accounts receivable by US$137.7 million, primarily driven by lower receivables from our game distribution channels. The decrease in operating cash flows was also further offset by a decrease in the change in prepaid expenses and other assets by US$131.3 million, which was primarily attributable to higher channel cost being recognized in our digital entertainment business in 2021 and lower receivables due from our logistics providers in our e-commerce business.

Investing Activities

Net cash used in investing activities amounted to US$2.4 billion in 2022. This was primarily attributable to purchase of investments of US$2.6 billion mainly consisting of time deposits and liquid investment products, an increase in loans receivable of our credit business of US$1.2 billion and purchase of property and equipment of US$924.2 million. These were partially offset by proceeds from maturity and disposal of investments of US$2.3 billion.

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

Financing Activities

Net cash generated from financing activities amounted to US$400.3 million in 2022, primarily attributable to an increase in bank customer deposits of US$942.6 million, partially offset by the repurchase of convertible notes of US$611.3 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period mainly include our convertible notes obligations, capital expenditures, other short-term working capital commitments, bank customer deposits, and other contractual cash obligations.

Convertible Notes

Our convertible notes obligations, including scheduled interest, were approximately US$3.4 billion as of December 31, 2022, based on the contractual maturity assuming no conversion subsequent to December 31, 2022.

In June 2018, we completed an offering of 2.25% convertible senior notes in an aggregate principal amount of US$575 million, or the 2023 convertible notes. These 2023 convertible notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will mature in July 2023. Note holders have the right, at their option, to convert the outstanding principal amount in whole or in part in integral multiples of US$1,000 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business on the business day immediately preceding January 1, 2023; or (ii) anytime on or after January 1, 2023 until the close of business on the second scheduled trading day immediately preceding the maturity date. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity date. The notes may be converted, in whole or in part, into our ADSs at an initial conversion rate of 50.5165 ADSs per US$1,000 principal amount (equivalent to approximately US$19.80 per ADS), subject to certain anti-dilution and make-whole fundamental change adjustments. Upon conversion, we have the right, at our option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to converting holders. Between May and October 2020, we entered into separate privately negotiated agreements with certain holders of our 2023 convertible notes to exchange approximately US$378.5 million principal amount of our then outstanding 2023 convertible notes for a combination of approximately US$50.0 million (plus accrued and unpaid interest to the exchange date, if any) in cash and approximately 18.5 million ADSs as consideration. As of March 15, 2023, holders of an aggregate of US$165.2 million principal amount of our 2023 convertible notes have elected to convert, and after taking into account the 2023 convertible notes exchanged, approximately US$31.3 million principal amount of our 2023 convertible notes remained outstanding.

In November 2019, we completed an offering of 1.00% convertible senior notes in an aggregate principal amount of US$1.15 billion, or the 2024 convertible notes. These 2024 convertible notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will mature in December 2024. Note holders have the right, at their option, to convert the outstanding principal amount in whole or in part in integral multiples of US$1,000 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business on the business day immediately preceding June 1, 2024; or (ii) anytime on or after June 1, 2024 until the close of business on the second scheduled trading day immediately preceding the maturity date. On or after December 2, 2022, we may redeem for cash all or any part of the notes, if certain conditions are met, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. We may also redeem for cash all but not part of the notes at any time if less than US$75 million aggregate principal amount of notes remains outstanding at such time. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity date. The notes may be converted, in whole or in part, into our ADSs at an initial conversion rate of 19.9475 ADSs per US$1,000 principal amount (equivalent to approximately US$50.13 per ADS), subject to certain anti-dilution and make-whole fundamental change adjustments. Upon conversion, we have the right, at our option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to converting holders. As of March 15, 2023, holders of an aggregate of US$998.0 million principal amount of our 2024 convertible notes have elected to convert, and approximately US$152.0 million principal amount of our 2024 convertible notes remained outstanding.

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

In May 2020, we completed an offering of 2.375% convertible senior notes in an aggregate principal amount of US$1.15 billion, or the 2025 convertible notes. These 2025 convertible notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will mature in December 2025. Note holders have the right, at their option, to convert the outstanding principal amount in whole or in part in integral multiples of US$1,000 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business on the business day immediately preceding September 1, 2025; or (ii) anytime on or after September 1, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date. On or after May 19, 2023, we may redeem for cash all or any part of the notes, if certain conditions are met, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. We may also redeem for cash all but not part of the notes at any time if less than US$100 million aggregate principal amount of notes remains outstanding at such time. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity date. The notes may be converted, in whole or in part, into our ADSs at an initial conversion rate of 11.0549 ADSs per US$1,000 principal amount (equivalent to approximately US$90.46 per ADS), subject to certain anti-dilution and make-whole fundamental change adjustments. Upon conversion, we have the right, at our option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to converting holders. As of March 15, 2023, holders of an aggregate of US$0.5 million principal amount of our 2025 convertible notes have elected to convert, and approximately US$1.1 billion principal amount of our 2025 convertible notes remained outstanding.

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

In September 2021, we completed a registered offering of 0.25% convertible senior notes in an aggregate principal amount of US$2.875 billion, or the 2026 convertible notes. The notes will mature in September 2026. Note holders have the right, at their option, to convert the outstanding principal amount in whole or in part in integral multiples of US$1,000 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business on the business day immediately preceding June 15, 2026; or (ii) anytime on or after June 15, 2026 until the close of business on the second scheduled trading day immediately preceding the maturity date. On or after September 15, 2024, we may redeem for cash all or any part of the notes, if certain conditions are met, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. We may also redeem for cash all but not part of the notes at any time if less than US$250 million aggregate principal amount of notes remains outstanding at such time. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity date. The notes may be converted, in whole or in part, into our ADSs at an initial conversion rate of 2.0964 ADSs per US$1,000 principal amount (equivalent to approximately US$477.01 per ADS), subject to certain anti-dilution and make-whole fundamental change adjustments. Upon conversion, we have the right, at our option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to converting holders. In the fourth quarter of 2022, we repurchased US$817.2 million aggregate of principal amount of our 2026 convertible notes for a cash consideration of US$611.3 million, which resulted in a US$199.7 million gain on debt extinguishment. As of March 15, 2023, approximately US$2.1 billion aggregate of principal amount of our 2026 convertible notes remained outstanding.

For the years ended December 31, 2020, 2021 and 2022, we recognized total interest expense for coupon interest of US$35.5 million, US$36.2 million and US$36.5 million and amortization of discount on the liability component of US$88.2 million, US$100.1 million and US$7.5 million, respectively, on our then outstanding convertible notes. For further information, refer to Note 13 – Convertible Notes in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

Capital Expenditures

Our capital expenditures amounted to US$357.1 million, US$807.2 million and US$976.3 million in 2020, 2021 and 2022, respectively. Capital expenditure was incurred for purchases of property and equipment and software, and costs for developing software for internal use. The increase in our capital expenditure in 2022 was mainly attributable to the additional investment in servers, computer hardware and software, and leasehold improvements. We will continue to make capital expenditures to meet the needs of our business and expect that our cash and cash equivalents, together with cash generated from operating and short-term investments will meet our capital expenditure needs in the foreseeable future.

Deposits Payable

As of December 31, 2022, our consolidated balance sheets had deposits payable of US$1.3 billion, which are customer deposits from our banking business.

Other Contractual Cash Obligations

Our operating lease obligations, including imputed interest, were US$1.3 billion as of December 31, 2022, of which US$281.7 million is payable within the next 12 months. Our obligations for leases that have not yet commenced, including imputed interest, were US$810.7 million as of December 31, 2022, of which US$21.2 million is payable within the next 12 months. For further information on our leases, refer to Note 9 – Leases in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

We have purchase commitments of US$238.5 million as of December 31, 2022, including US$99.1 million to purchase property and equipment and hosting services, US$13.7 million committed licensing fee payable for the licensing of game titles, and US$125.7 million commitment to invest in certain companies. The aggregate of our purchase commitments payable within the next 12 months is US$233.8 million. For further information, refer to Note 23 – Commitments and Contingencies in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

We have commitments to pay a minimum guarantee of royalty fees to game developers for certain online games we licensed. As of December 31, 2022, the minimum guarantee commitment amounted to US$45.3 million for launched games as well as licensed but yet to be launched games, of which US$33.9 million is payable within the next 12 months. For further information, refer to Note 23 – Commitments and Contingencies in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

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

Research and Development

Costs incurred in connection with the planning and post-implementation phases of the development of software for internal use are expensed. Costs incurred in the application development phase are capitalized when certain criteria are met. Capitalization ceases and the costs are amortized over the software’s estimated useful life when the software is ready for its intended use.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

Recognition of Digital Entertainment Revenue

We distribute online games, including self-developed games and licensed games from game developers, through our PC and mobile based applications and certain app stores. We offer many ways for users to purchase virtual goods (consisting of virtual currencies and virtual items), including the ShopeePay and Shopee platform, other online payment gateways, bank transfers, credit cards, mobile phone billing and prepaid cards, including our own prepaid cards, which are sold through agents. As we control the service of providing games to the users and have a direct contractual arrangement with our paying users and have the right to determine the price to be paid by such users, the gross proceeds collected from these channels represent revenue to be recognized, and the amounts retained by these channels based on a predetermined percentage represent our cost of revenue to be recognized.

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

We believe the current revenue recognition provides reasonable depiction of the service transferred patterns to the customers and represents the best estimation of the time period the customers are likely to play the respective games. Determining the estimated service period is subjective and requires management’s judgment. Future users’ usage patterns and playing behaviors may change and differ from the historical usage patterns and playing behaviors, and therefore the estimated service period may change accordingly in the future.

Investment in Equity Securities

Fair value of investments carried at fair value or measurement alternative (cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same investee) are measured using market adjusted option pricing model backsolve, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees, liquidity factors and a selection of comparable companies.

Investment in equity securities over which we do not have significant influence and investment in equity securities which do not have readily determinable fair value are reviewed regularly for impairment. Impairment evaluation requires significant judgment and includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. The fair value would then become the new cost basis of investment.

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

The Black-Scholes option pricing model was applied in determining the estimated fair value of the share options granted to Eligible Persons. The model requires the input of highly subjective assumptions including the estimated expected stock price volatility and the expected term of the option for which employees are likely to exercise their share options. The risk-free rate for periods within the contractual life of the option is based on the US Treasury Yields at the time of grant. We have used the simplified method to determine the expected term due to insufficient historical exercise data to provide a reasonable basis to estimate expected term. Changes in these assumptions could significantly affect the estimated fair value of our share options and hence the amount of compensation expense that we recognize in our consolidated financial statements. Our management is ultimately responsible for the determination of the estimated fair value of its ordinary shares. The weighted-average grant-date fair value of share options granted during the years of December 31, 2020, 2021 and 2022 were US$37.86, US$75.83 and US$57.74, respectively.

Share-based compensation costs for restricted share awards and restricted share units are measured based on the fair value of our ordinary shares on the date of grant. The fair value of the share appreciation rights is measured based on the fair value of our ordinary shares at the end of each reporting period.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. Significant judgment is required in evaluating our uncertain tax positions and determining the likelihood that our net deferred tax assets will be realized from future taxable income. We record a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Impairment of Long-lived Assets in E-commerce ("EC") Segment

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

The accounting estimates related to impairment of long-lived estimate is critical due to the magnitude of the carrying amount of long-lived assets and management’s judgment is required in estimating the recoverable value (undiscounted cash flows) of the asset group, which are sensitive to key assumptions such as projected revenue and sales and marketing expenses.

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

Allowance for Credit Losses

We established allowances for credit losses for accounts receivable, loans receivable, off-balance sheet loan commitments and available-for-sale investments. For accounts receivable, loans receivable and off-balance sheet loan commitments, we establish a provision matrix applied on the portfolio segmented by factors such as geographic region and products that are considered to have similar credit characteristics and risk of loss. The allowance for credit loss is computed based on our historical lifetime credit loss experience, adjusted for forward-looking factors specific to the receivable and economic environment. We utilize models such as transition matrix method based on roll rates and then transformed, taking into account expected future delinquency rate to estimate the likelihood that a loan will default over a given period of time net of any recoveries. These models utilize information that is available at the reporting date about past events, current conditions and macro-economic forecasts. The macro-economic forecast varies by country and includes factors such as unemployment rates and growth rates in gross domestic product. For collateral-dependent financial assets, the fair value of collateral is used instead in our estimates when the borrower is experiencing financial difficulty based on our assessment as of the reporting date. For available-for-sale investments, we compare the present value of cash flows expected to be collected from the investment with the amortized cost basis of the security to determine if a credit loss exists. If the present value of cash flows expected to be collected is less than the amortized cost basis of the investment, a credit loss exists and an allowance for credit losses are recorded for the credit loss, limited by the amount that the fair value is less than amortized cost basis. Accounts receivable, loans receivable and available-for-sale investment are written off in the period the receivable or investment is deemed uncollectible.

Recent Accounting Pronouncements

The recent accounting pronouncement adopted during the year ended December 31, 2022 is discussed and included in Note 2(z) – Summary of Significant Accounting Policies – Recently adopted accounting pronouncements in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Forrest Xiaodong Li	45	Chairman and Group Chief Executive Officer
Gang Ye	42	Director and Group Chief Operating Officer
Tony Tianyu Hou	44	Director and Group Chief Financial Officer
David Heng Chen Seng	56	Director
Khoon Hua Kuok	44	Director
Chris Zhimin Feng	40	Group President
Terry Feng Zhao	39	President of Garena
Yanjun Wang	42	Group Chief Corporate Officer, Group General Counsel and Company Secretary
David Jingye Chen	42	Chief Product Officer of Shopee
David Y Ma	42	Chief Investment Officer of Sea Capital

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

David Heng Chen Seng has served as our director since October 2017. David is the chief executive officer of Temasek Trust Asset Management, a Singapore-based global asset management firm established by Temasek Trust. Under his leadership, Temasek Trust Asset Management operates two core investment units – ABC Impact and Temasek Trust Capital. David has over 25 years of experience in the investment industry. Over a span of 14 years, David held senior leadership roles in Singapore-headquartered global investment company Temasek, including head of real estate, head of Japan and Korea, joint head of consumer, as well as joint head of China. Prior to Temasek, David was with Deutsche Bank AG. He currently serves as a director at Seatown Holdings and Temasek Trust Asset Management, among other appointments, the Centre for Impact Investing and Practices, and the Singapore Art Museum. He also sits on the investment committees of ABC Impact and decarbonization investment platform GenZero. David holds an M.B.A. degree from the University of Hull (United Kingdom) and a Bachelor of Engineering degree from the University of Canterbury (New Zealand).

Khoon Hua Kuok has served as our director since October 2017. Khoon Hua is the chairman of Kerry Holdings Limited, the main investment holding company of the Kuok Group in Hong Kong. He is also a director of Kerry Group Limited and Kuok (Singapore) Limited, the chairman and chief executive officer of Kerry Properties Limited and the non-executive vice chairman of Kerry Logistics Network Limited, both of which are companies listed on the Hong Kong Stock Exchange, and a non-executive director of Wilmar International Limited, a company listed on the Singapore Stock Exchange. Khoon Hua holds a B.A. degree in Economics from Harvard University.

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

David Y Ma joined our company in March 2021 and serves as the Chief Investment Officer of Sea Capital. Before joining our company, he was the founder and Managing Partner of Composite Capital, a global investment management firm. Previously he served as a partner at Hillhouse Capital, and worked at Bain Capital and Boston Consulting Group. David holds a bachelor’s degree in Economics, Finance, and Management from the Wharton School of the University of Pennsylvania.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2022, we paid and accrued fees and compensation in cash (excluding equity-based awards) of approximately US$5.1 million to our directors and executive officers as a group. On April 17, 2022, the board of directors of the company canceled authorized grants from May 2019 to Forrest and certain other employees of options to purchase 20 million and 30 million Class A ordinary shares of the company, respectively, at US$22.50 per share. At the time of cancellation, these options had not been granted. In substitution of these canceled options, the board of directors of the company awarded the executive officers of the company options to purchase up to a total of 30 million Class A ordinary shares at US$120 per share, including options to purchase five million Class A ordinary shares to Forrest. These options will vest every three months over a period of five years commencing April 30, 2022 and will expire 10 years after the grant date. These awards have been granted to the executive officers in April 2022. For more information on share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

2009 Share Incentive Plan

We adopted the 2009 Plan to promote the success of our business and the interests of our shareholders by providing additional incentives to attract, motivate, retain and reward our officers, employees, directors and other eligible persons and to link the interests of the award recipients with our shareholders. In February 2018, our board of directors approved automatic increases on January 1 of each of 2019, 2020, 2021 and 2022 of the maximum aggregate number of ordinary shares which may be issued under the 2009 Plan by 5% of the total number of ordinary shares of all classes of the company outstanding on that day immediately before the increase. In addition, in July 2019, our board of directors approved a one-time increase of the maximum aggregate number of shares which may be issued pursuant to the 2009 Plan by three million, and at the same time reduced three million shares from the scheduled automatic increase of shares pursuant to the aforesaid automatic annual increase mechanism on January 1, 2020. In April 2022, our board of directors approved the amendment and restatement of the 2009 Plan to increase the maximum aggregate number of shares available under the 2009 Plan, pursuant to which on January 1 of each of 2023, 2024, 2025 and 2026, the maximum aggregate number of ordinary shares which may be issued under the 2009 Plan will increase by 3% of the total number of ordinary shares of all classes of the company outstanding on that day immediately before the increase. Currently, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2009 Plan is 193,718,406. The awards expire 10 years after the date of the grant.

As of March 15, 2023, outstanding awards granted under the 2009 Plan consisted of (i) options to purchase 69,873,363 Class A ordinary shares, (ii) 11,827,347 restricted Class A ordinary share units, and (iii) 211,701 share appreciation rights.

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

Amendment, Suspension or Termination.    The administrator may waive conditions of or limitations on awards to award recipients that the administrator in the prior exercise of its discretion has imposed, without the consent of award recipients, and may make other changes to the terms and conditions of awards. However, no amendments, suspension or termination of the 2009 Plan or amendments of any outstanding award may, without written consent of the award recipients, materially and adversely affect any rights or benefits of the award recipient or obligations of us under any award granted under the plan prior to the effective date of such change. Subject to the above, our board of directors may, at any time, terminate or, from time to time, amend, modify or suspend the 2009 Plan, in whole or in part. No awards may be granted during any period that the board of directors suspends the 2009 Plan. To the extent set forth in the 2009 Plan and where required by the applicable laws, rules or regulations, any amendments to the 2009 Plan shall be subject to shareholders’ approval.

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

The table below sets forth certain information as of December 31, 2022 concerning the outstanding awards we have granted to our directors and executive officers by the time on an individual basis.

Name	Class A Ordinary Shares Underlying Outstanding Awards Granted		Price (US$/Share)	Date of Grant	Date of Expiration
Forrest Xiaodong Li	10,000,000	(1)(3)	15.0	April 30, 2019	April 30, 2029
	5,000,000	(1)(3)	15.0	April 30, 2020	April 30, 2030
	5,000,000	(1)	120.0	April 17, 2022	April 17, 2032
Gang Ye	4,650,000	(1)	15.0	February 28, 2018	February 28, 2028
	5,000,000	(1)	120.0	April 17, 2022	April 17, 2032
Tony Tianyu Hou	*	(1)	4.5	January 26, 2015	January 26, 2025
	*	(1)	15.0	February 28, 2018	February 28, 2028
	*	(1)	120.0	April 17, 2022	April 17, 2032
David Heng Chen Seng	*	(2)	—	October 19, 2021	—
Khoon Hua Kuok	7,500	(2)	—	October 19, 2021	—
Chris Zhimin Feng	100,000	(1)	4.5	January 26, 2015	January 26, 2025
	4,500,000	(1)	15.0	February 28, 2018	February 28, 2028
	4,000,000	(1)	15.0	February 28, 2019	February 28, 2029
	6,000,000	(1)	120.0	April 17, 2022	April 17, 2032
Terry Feng Zhao	*	(1)	4.5	January 26, 2015	January 26, 2025
	*	(1)	15.0	January 31, 2019	January 31, 2029
	*	(1)	120.0	April 17, 2022	April 17, 2032
Yanjun Wang	*	(1)	15.0	February 28, 2018	February 28, 2028
	*	(1)	120.0	April 17, 2022	April 17, 2032
David Jingye Chen	802,140	(1)	1.8	January 11, 2014	January 11, 2024
	220,000	(1)	4.5	January 26, 2015	January 26, 2025
	2,000,000	(1)	15.0	February 28, 2018	February 28, 2028
	2,000,000	(1)	120.0	April 17, 2022	April 17, 2032
David Y Ma	*	(1)	120.0	April 17, 2022	April 17, 2032
All directors and executive officers as a group	66,747,140

*	Each of these directors and executive officers beneficially owns less than 1% of our total outstanding shares as of December 31, 2022.
(1)	Represents options to purchase Class A ordinary shares.
(2)	Represents unvested restricted shares units for Class A ordinary shares.
(3)
Granted pursuant to the previously disclosed authorization by our board of directors on April 8, 2018 of options to purchase a total of 20 million Class A ordinary shares. The relevant options disclosed here were granted to Mr. Li between April 2019 and April 2020 and to vest between April 2020 and April 2022.

As previously disclosed in our annual reports on Form 20-F for the years ended December 31, 2019 to 2021, in May 2019, the board of directors of the company generally authorized grants to Forrest and certain other employees of options to purchase 20 million and 30 million Class A ordinary shares of the company, respectively, at US$22.50 per share, with the actual grants of such awards conditioned on the availability of such shares under our 2009 Plan (the “May 2019 Authorization”). The awards, when granted, were to have a four-year vesting period commencing no earlier than January 1, 2022. These awards have not been granted.

On April 17, 2022, the board of directors of the company canceled the May 2019 Authorization and, in substitution of the May 2019 Authorization, awarded the executive officers of the company options to purchase up to a total of 30 million Class A ordinary shares at US$120 per share, including options to purchase five million Class A ordinary shares to Forrest. The options will vest every three months over a period of five years commencing April 30, 2022 and will expire 10 years after the grant date. These awards have been granted to the executive officers in April 2022. Accordingly, no grants may be made pursuant to the May 2019 Authorization.

C.	Board Practice

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to applicable New York Stock Exchange listing rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service, or an appropriate negative statement.

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

Terms of Directors and Executive Officers

Each of our directors holds office until the expiration of his or her term, as may be provided in a written agreement with our company, and his or her successor has been elected and qualified, until his or her resignation or until his or her office is otherwise vacated in accordance with our articles of association. All of our executive officers are appointed by and serve at the discretion of our board of directors. Our directors may, at any time and from time to time, appoint any person to be a director to fill a vacancy arising from the resignation or removal of a former director or as an addition to the existing board of directors. In addition, our directors may be appointed or removed from office by an ordinary resolution of shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns by notice in writing to our company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (v) is removed pursuant to our amended and restated memorandum and articles of association. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors.

D.	Employees

We had a total of approximately 33,800, 67,300 and 63,800 employees as of December 31, 2020, 2021 and 2022, respectively. The following table indicates the distribution of our employees by function as of December 31, 2022:

Function	Number of Employees
General operation	33,600
Sales and marketing	13,000
General and administrative	5,900
Research and development	11,300
Total	63,800

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

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 15, 2023:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 566,758,842 ordinary shares issued and outstanding as of March 15, 2023, comprising 521,231,049 Class A ordinary shares and 45,527,793 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Total Class A and Class B Ordinary Shares†	Percentage of Total Voting Power Held ††
Directors and Executive Officers:(1)
Forrest Xiaodong Li(2)	63,610,849	45,527,793	17.9	59.9
Gang Ye(3)	35,618,937	—	6.2	1.9
Tony Tianyu Hou	*	—	*	*
David Heng Chen Seng	*	—	*	*
Khoon Hua Kuok(4)	16,611,063	—	2.9	1.4
Chris Zhimin Feng(5)	7,450,000	—	1.3	0.0
Terry Feng Zhao	*	—	*	*
Yanjun Wang	*	—	*	*
David Jingye Chen(6)	11,711,241	—	2.1	0.7
David Y Ma	*	—	*	*
All directors and executive officers as a group(7)	218,541,667	45,527,793	43.2	72.2
Principal Shareholders:
Tencent entities(8)	104,264,743	—	18.4	0.0
Blue Dolphins Venture Inc(9)	—	45,527,793	8.0	56.7
Capital Research Global Investors(10)	40,850,962	—	7.2	3.4

*	Less than 1% of our total outstanding shares on an as converted basis.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 15, 2023, by the sum of Class A and Class B ordinary shares, and the number of shares that such person or group has the right to acquire beneficial ownership within 60 days after March 15, 2023.

††
For each person and group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares beneficially owned by such person or group with respect to all outstanding Class A and Class B ordinary shares as one single class. Holders of Class A ordinary shares are entitled to one vote per share and holders of Class B ordinary shares are entitled to 15 votes per share on all matters subject to a shareholders vote.

(1)	Unless otherwise indicated, the business address of our directors and executive officers is c/o 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522.

(2)
Represents (i) 45,527,793 Class B ordinary shares held by Blue Dolphins Venture Inc, a British Virgin Islands company wholly owned by Mr. Li, (ii) 3,038,831 Class A ordinary shares beneficially owned by Mr. Li (including through an entity solely owned and controlled by Mr. Li), (iii) 16,000,000 Class A ordinary shares issuable upon exercise of options held by Mr. Li within 60 days of March 15, 2023, and (iv) an aggregate of 44,572,018 Class A ordinary shares over which Mr. Li has received irrevocable voting proxies from the respective owners of such shares (namely, certain directors and employees, certain affiliates of our employees, Garena ESOP Program (PTC) Limited and a family member of Mr. Li), including 24,944,868 Class A ordinary shares issuable upon exercise of options within 60 days of March 15, 2023 and 710,780 Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 15, 2023.

(3)
Represents (i) 29,968,937 Class A ordinary shares held or beneficially owned by Mr. Ye, and (ii) 5,650,000 Class A ordinary shares issuable upon exercise of options held by Mr. Ye within 60 days of March 15, 2023. With respect to 12,603,431 Class A ordinary shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Mr. Ye.

(4)
Includes (i) 1,061,950 Class A ordinary shares held or beneficially owned by Bright Magic Investments Limited, a British Virgin Islands company, (ii) 1,171,873 Class A ordinary shares beneficially owned by Crystal White Limited, a Hong Kong company, (iii) 2,926,071 Class A ordinary shares held by Fexos Limited, a British Virgin Islands company, (iv) 5,048,233 Class A ordinary shares beneficially owned by Velmar Company Limited, a Hong Kong company, (v) 3,696,695 Class A ordinary shares beneficially owned by Macromind Investments Limited, a British Virgin Islands company, including 1,363,945 Class A ordinary shares underlying US$27 million principal amount of our 2023 convertible notes and 1,994,750 Class A ordinary shares underlying US$100 million principal amount of our 2024 convertible notes, both of which are currently convertible, (vi) 1,955,184 Class A ordinary shares held by City Jet Limited, a British Virgin Islands company, (vii) 104,616 Class A ordinary shares beneficially owned by Joyce M. Kuok Foundation, a Hong Kong company, (viii) 104,616 Class A ordinary shares beneficially owned by Zheng Ge Ru Foundation, a Hong Kong company, (ix) 188,725 Class A ordinary shares held by Peacebright Assets Limited, a British Virgin Islands company, and (x) 322,000 shares held by Always Best International Limited, a Hong Kong company. Bright Magic Investments Limited, Crystal White Limited, Fexos Limited, Macromind Investments Limited, and Velmar Company Limited are all wholly-owned subsidiaries of Kerry Group Limited. Mr. Kuok is a director of Kerry Group Limited and has indirect minority interests in these entities. Mr. Kuok may be deemed to have beneficial interests in the shares beneficially owned by these entities. City Jet Limited’s shareholders are Joyce M. Kuok Foundation and Zheng Ge Ru Foundation. As Mr. Kuok is a governor of these two foundations, he may be deemed to have or share investment power which includes the power to dispose, or to direct the disposition of, the shares beneficially owned by City Jet Limited and these two foundations. Peacebright Assets Limited is an investment company of a discretionary trust in which Mr. Kuok is one of the discretionary beneficiaries. Always Best International Limited is an investment company of a discretionary trust in which Mr. Kuok is one of the discretionary beneficiaries. Mr. Kuok disclaims beneficial ownership of ordinary shares held or beneficially owned by all of the aforesaid entities for all other purposes. The business address of Kerry Group Limited is 32/F, Kerry Centre, 683 King’s Road, Quarry Bay, Hong Kong. The business address or registered office of all the other aforesaid entities is 31/F, Kerry Centre, 683 King’s Road, Quarry Bay, Hong Kong, except for City Jet Limited and Peacebright Assets Limited, whose registered office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Shares beneficially owned by Mr. Kuok do not include the shares issuable upon conversion of the following convertible notes which were not convertible accordingly to their respective terms and conditions within 60 days of March 15, 2023: (i) US$10 million principal amount of our 2025 convertible notes currently held by Velmar Company Limited, and (ii) US$35 million principal amount of our 2026 convertible notes currently held by Merrywood Investments Limited, a British Virgin Islands company, wholly owned by Kerry Group Limited, subject to the terms and conditions of such notes.

(5)
Represents (i) 650,000 Class A ordinary shares held or beneficially owned by Mr. Feng, and (ii) 6,800,000 Class A ordinary shares issuable upon exercise of options held by Mr. Feng within 60 days of March 15, 2023. With respect to all these shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Mr. Feng.

(6)
Represents (i) 8,289,101 Class A ordinary shares held or beneficially owned by Mr. Chen, and (ii) 3,422,140 Class A ordinary shares issuable upon exercise of options held by Mr. Chen within 60 days of March 15, 2023. With respect to 3,553,869 Class A ordinary shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Mr. Chen.

(7)
In September 2022, Tencent Holdings Limited and certain other Tencent entities granted an irrevocable voting proxy with respect to all their Class A ordinary shares to our board of directors to vote on matters that are subject to the vote of shareholders of Sea. Such proxy gives our board of directors (duly constituted from time to time) approximately 8.7% of total voting power as of March 15, 2023. The total number of Class A ordinary shares beneficially owned by all directors and executive officers as a group and the voting power of all directors and executive officers as a group have included the shares subject to such proxy.

(8)
Based on a Schedule 13D/A filed with the SEC on September 8, 2022 by Tencent Holdings Limited and Tencent Limited, the number of shares beneficially owned by Tencent entities are as follows: (i) 1,816,833 Class A ordinary shares beneficially owned by Tencent Holdings Limited through Huang River Investment Limited, (ii) 98,510,410 Class A ordinary shares held by Tencent Limited, and (iii) 3,937,500 Class A ordinary shares by Tencent Growthfund Limited, a wholly-owned subsidiary of Tencent Holdings Limited. Tencent Holdings Limited is a limited liability company organized and existing under the laws of the Cayman Islands and is currently listed on Hong Kong Stock Exchange. The registered office of Tencent Holdings Limited is Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. In September 2022, Tencent granted an irrevocable voting proxy with respect to all its Class A ordinary shares to our board of directors (duly constituted from time to time) to vote on matters that are subject to the vote of shareholders of Sea. Total voting power of Tencent excludes voting power subject to such proxy.

(9)
Represents 45,527,793 Class B ordinary shares held by Blue Dolphins Venture Inc, a company wholly owned by Forrest Xiaodong Li. The registered address of Blue Dolphins Venture Inc is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

(10)
Based on a Schedule 13G filed with the SEC on February 13, 2023 by Capital Research Global Investors (“Capital Research”), Capital Research reported sole voting power over 40,810,964 ADSs, each representing one Class A ordinary share, and sole dispositive power over 40,850,962 ADSs. The address of Capital Research is 333 South Hope Street, 55th Fl, Los Angeles, CA 90071, U.S.A.

Our ADSs are traded on the New York Stock Exchange and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of our ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially owns more than 5.0% of our ordinary shares.

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

As of March 15, 2023, 379,779,386 of our Class A ordinary shares were held as ADSs by the depositary for our ADS holders. Other than the depositary, we are not aware of any record shareholder being a United States citizen or an entity incorporated in the United States as of March 15, 2023.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For certain information as of December 31, 2022 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our share incentive plan, see “—B. Compensation—Share Incentive Plan.” Other than under the 2009 Plan, there are no arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our VIEs, Their Shareholders and Us

See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Our VIEs, Their Shareholders and Us.”

Transactions with Certain Shareholder

On September 5, 2022, Yuxin Ren, the director who is an executive officer of Tencent, resigned from our board of directors, and Tencent granted an irrevocable voting proxy with respect to all its shares in our company to our board of directors to vote on matters that are subject to the vote of shareholders of Sea. In relation to such changes, we no longer treat Tencent as our related party since September 2022. From January 2022 to the date Tencent ceased to be a related party, we paid Tencent US$109.4 million in royalties and license fees as well as for other miscellaneous services.

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

A.	Consolidated Statements and Other Financial Information

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

Class Action Litigation

On February 11, 2022, a putative class action captioned City of Taylor Police and Fire Retirement System v. Sea Limited, et al., No. 151344/2022, was filed in New York state court against our company, directors, one of our shareholders, registered agent, and the underwriters of our ADS offering in September 2021. The plaintiff’s complaint, which was amended on May 16, 2022, alleges that the registration statement for our ADS offering contained material misstatements or omissions in violation of the U.S. securities laws. On June 17, 2022, a second putative securities class action lawsuit captioned General Retirement System of the City of Detroit v. Sea Limited, et al., Index No. 155162/2022, was filed in New York state court against the same defendants. The complaint is purportedly on behalf of investors who purchased the company’s 0.25% convertible notes due 2026 in our registered notes offering in September 2021 conducted concurrently with the abovementioned ADS offering and contained substantially similar allegations.

In July 2022, the parties to both lawsuits jointly filed a stipulation and proposed order of consolidation, seeking to consolidate the two lawsuits, which was so-ordered by the New York state court on August 3, 2022. On August 8, 2022, the county clerk certified the consolidation of the actions, with the consolidated action proceeding under Index No. 151344/2022, and re-captioning the consolidated action as In re Sea Limited Securities Litigation. The company has filed a motion to dismiss the consolidated action, which remains at its preliminary stages. We believe the case is without merit and intend to vigorously defend the action. For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Other Operational Risks—We may be subject to risks related to litigation and regulatory proceedings.”

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company is not required to open its register of members for inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

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

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by our Ninth Amended and Restated Memorandum and Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Services such as brokerage and handling services rendered by a GST-registered person to an investor belonging in Singapore in connection with the investor’s purchase or sale of our ADSs or our ordinary shares will be subject to GST at the prevailing rate (currently at 8% with effect from January 1, 2023 and subsequently 9% with effect from January 1, 2024). Similar services rendered contractually to an investor belonging outside Singapore should, subject to certain conditions prescribed under the GST legislation, qualify for GST at zero rate (i.e. 0%).

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

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds the ADSs or ordinary shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners in a partnership holding the ADSs or ordinary shares should consult their tax advisors regarding the tax considerations of an investment in the ADSs or ordinary shares.

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

Based on our income and assets, and the value of the ADSs, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2022, and do not anticipate becoming a PFIC for the current taxable year or for the foreseeable future. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash, our risk of becoming classified as a PFIC may substantially increase. In addition, because we have valued our goodwill based on the market value of the ADSs, a decrease in the market value of the ADSs may also result in our becoming a PFIC.

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

We previously filed with the SEC registration statement on Form F-1 (File No. 333-220571), as amended, including the prospectus contained therein, together with the post-effective registration statement on Form F-1 (File No. 333-221029) to register additional securities that become effective immediately upon filing, to register our Class A ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File No. 333-220861) to register our ADSs and registration statements on Form S-8 (File No. 333-222071, No. 333-223551, No. 333-229137, No. 333-232859, No. 333-235799, No. 333-251873, No. 333-261969 and No. 333-269099) to register our securities to be issued under our 2009 Plan.

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

As of December 31, 2022, we had cash, cash equivalents and restricted cash of US$7,597.2 million. We had U.S. dollar-denominated cash, cash equivalents and restricted cash of US$4,683.2 million, Singapore dollar-denominated cash, cash equivalents and restricted cash of US$685.3 million, Indonesian rupiah-denominated cash, cash equivalents and restricted cash of US$614.3 million, Philippines peso-denominated cash, cash equivalents and restricted cash of US$414.0 million, and cash, cash equivalents and restricted cash denominated in other currencies of US$1,200.4 million. If the U.S. dollar had strengthened or weakened by 100 basis points against Singapore dollar, our cash, cash equivalents and restricted cash would have decreased or increased by US$6.9 million. If the U.S. dollar had strengthened or weakened by 100 basis points against Indonesian rupiah, our cash, cash equivalents and restricted cash would have decreased or increased by US$6.1 million. If the U.S. dollar had strengthened or weakened by 100 basis points against Philippines peso, our cash, cash equivalents and restricted cash would have decreased or increased by US$4.1 million. If the U.S. dollar had strengthened or weakened by 100 basis points against each of the other currencies in which we held cash, cash equivalents and restricted cash, our cash, cash equivalents and restricted cash would have decreased or increased by US$12.0 million.

Credit Risk

We are exposed to credit risk from our operating activities (primarily from trade and other receivables) and from our investing activities, including loans receivable, deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Our objective is to seek continual revenue growth while minimizing losses incurred due to increased credit risk exposure. Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, other receivables, loans receivable, held to maturity investments, available-for-sale investments, and amounts due from related parties. As of December 31, 2022, substantially all of our cash and cash equivalents were held at major financial institutions in their respective locations. We believe that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Due to the relatively small dollar amount of individual loans receivable, we generally do not require collateral on these balances. As of December 31, 2022, no single loan customer’s balance accounted for more than 5% of net loans receivable.

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

Our management, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls, and procedure are designed to provide reasonable assurance of achieving their objectives. Based on this evaluation, our Group Chief Executive Officer and Group Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2022.

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

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth in the “Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).”

Based on the results of this assessment and on those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the company’s internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report.

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

	For the Year Ended December 31,
	2021	2022
	(US$ thousands)
Audit fees(1)	4,505	4,414
Tax fees(2)	97	79
Audit related fees(3)	7	1,062
Other fees(4)	579	453

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements. This category also included professional services rendered by our independent registered public accounting firm for statutory audits required by non-U.S. jurisdictions. In 2022, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	“Tax fees” means the aggregate fees billed for the tax services provided with respect to tax consulting and tax audit assistance.

(3)
“Audit-related fees” means the aggregate fees billed in each fiscal year listed for professional services rendered by our principal auditors related to the audit of our financial statements that are not reported under “audit fees.”

(4)
“Other fees” means the aggregate fees billed for transaction advisory services with respect to the review of our sustainability, regulatory compliance, cybersecurity, accounting standards training and transaction due diligence.

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

Section 303A.01 of the New York Stock Exchange Listed Company Manual requires a listed company to have a majority of independent directors, which is not required under the Companies Act of the Cayman Islands. Currently, our board of directors is composed of five members, two of whom are independent directors as described under “Item 6. Directors, Senior Management and Employees—C. Board Practice.”

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

3.1*
Irrevocable Proxy, dated as of September 5, 2022, between Tencent Holdings Limited, Tencent Limited, Tencent Growthfund Limited and Huang River Investment Limited, on the one hand, and Sea Limited’s Board of Directors, on the other hand

4.1	Second Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F filed with the SEC on April 22, 2022)

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
Amended and Restated Mobile Game Development Agreement, dated as of March 8, 2018, by and between Garena Online Private Limited and Proxima Beta Private Limited (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F filed with the SEC on April 10, 2018)

4.5
Indenture, dated as of June 18, 2018, by and between Sea Limited and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F filed with the SEC on March 1, 2019)

4.6†
Master License Agreement, dated as of November 16, 2018, by and between Garena Online Private Limited and Shenzhen Tencent Computer Systems Company Limited (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F filed with the SEC on March 1, 2019)

4.7
Indenture, dated as of November 18, 2019, by and between Sea Limited and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F filed with the SEC on April 14, 2020)

4.8
Indenture, dated as of May 22, 2020, by and between Sea Limited and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F filed with the SEC on April 16, 2021)

Exhibit Number	Description of Document
4.9
Indenture, dated as of September 14, 2021, by and between Sea Limited and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F filed with the SEC on April 22, 2022)

4.10
First Supplemental Indenture, dated as of September 14, 2021, by and between Sea Limited and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.11 from our annual report on Form 20-F filed with the SEC on April 22, 2022)

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

Date: April 6, 2023

SEA LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sea Limited (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, cash flows, and shareholders’ equity for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 6, 2023 expressed an unqualified opinion thereon.

Adoption of ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity

As discussed in Note 2(z) to the consolidated financial statements, the Company has changed its method for accounting for convertible notes due to the adoption of ASU No. 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.

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

Recognition of Digital Entertainment (“DE”) Revenue

Description of the Matter
For the year ended December 31, 2022, the Company’s revenue arising from DE was $3,877.2 million.

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

Auditing the DE revenue recognition process was complex and involved judgment to determine the historical paying users’ inactive rate and playing behavior, in estimating the average lifespan of the paying users of the said games or similar games. In addition, the Company utilized various operating systems to process user data and transactions and relies on automated processes and controls over the completeness and accuracy of the historical user and game data, which were key inputs to the above-mentioned estimates.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company’s DE revenue recognition process. For example, we tested the automated controls of the related operating systems. We also tested the effectiveness of management’s review controls over assessing the completeness and accuracy of the historical user and game data and the appropriateness of the judgments regarding the most relevant historical user and game data to be applied in their estimates.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited

Critical Audit Matters (continued)

Impairment of long-lived assets in E-commerce (“EC”) segment and goodwill

a)	Long-lived assets in EC segment

Description of the Matter
As at December 31, 2022, the Company’s long-lived assets in EC segment amounted to approximately 79.6% of the Company’s long-lived assets. The long-lived assets include property and equipment, operating lease right-of-use assets and intangible assets.

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

Auditing management’s long-lived assets impairment test was highly judgmental due to the magnitude of the carrying amount of long-lived assets and management’s judgment in estimating the recoverable value (undiscounted cash flows) of the asset group, which were sensitive to key assumptions such as projected revenue and sales and marketing expenses.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s long-lived asset impairment process to determine the recoverable value of the asset group. For example, we tested controls over management’s review of the key assumptions used in estimating the recoverable value.

To test the impairment of long-lived assets, our audit procedures included, among others, obtaining an understanding from management regarding the basis of which the undiscounted cash flows were prepared and assessing the reasonableness of the forecasted undiscounted cash flows by comparing them against the Company’s business strategies and underlying key assumptions over the forecast periods, taking into consideration current industry and economic trends. We performed sensitivity analysis over the key assumptions described above to evaluate the changes to the estimated recoverable value for the asset group that would result from reasonable changes in the assumptions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited

Critical Audit Matters (continued)

Impairment of long-lived assets in E-commerce (“EC”) segment and goodwill (continued)

b)	Goodwill

Description of the Matter
As described in Note 2(j) to the consolidated financial statements, the Company evaluates its goodwill for impairment at least annually, and when it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company recognized impairment on goodwill of $354.9 million during the year ended December 31, 2022.

The impairment on goodwill was made due to triggering events that occurred for its various reporting units due to (i) worsening market conditions which impact the reporting unit’s fair value and/or (ii) shutdown or disposal of businesses where the projections of the reporting unit’s future operating results suggest that the fair value of the reporting unit is less than its carrying amount.

Auditing management’s impairment analysis involved subjectivity as estimates underlying the determination of the reporting unit’s fair value were based on assumptions that are sensitive to expected future market or economic conditions, and industry and company-specific qualitative factors. Significant assumptions used in the Company’s fair value estimate included comparable companies’ market multiples and discount rate. Identifying appropriate comparable companies and determining the appropriate performance metric to be used as the market multiple for the valuation also requires management judgment. Performing audit procedures to evaluate management’s assumptions required a high degree of auditor judgment and an increased extent of effort, including the need to involve our specialists.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment process, including controls over management’s review of the significant assumptions used in estimating the fair value.

We made inquiries of management about their action plans and cash flow expectations of the shut down or disposed businesses, perused through relevant agreements and tested management’s calculations ensuring that the related impairments of goodwill of the reporting unit are appropriate.

To test the Company’s impairment review process, we performed audit procedures that included, among others, involvement of valuation specialists in assessing the appropriateness of the methodologies used and evaluating the significant assumptions discussed above. We also tested the completeness and accuracy of the underlying data used by the Company in its analysis and adequacy of the related disclosures in the Company’s consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2010.

Singapore
April 6, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited

Opinion on Internal Control Over Financial Reporting

We have audited Sea Limited’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Sea Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, cash flows, and shareholders’ equity for each of the three years in the period ended December 31, 2022, and the related notes and our report dated April 6, 2023 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP

Singapore
April 6, 2023

SEA LIMITED

CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,
	Note	2021 $	2022 $
ASSETS
Current assets
Cash and cash equivalents		9,247,762	6,029,859
Restricted cash		1,551,635	1,549,574
Accounts receivable, net of allowance for credit losses of $5,772 and $12,818, as of December 31, 2021 and 2022, respectively		388,308	268,814
Prepaid expenses and other assets	5	1,401,863	1,798,651
Loans receivable, net of allowance for credit losses of $91,504 and $236,797, as of December 31, 2021 and 2022, respectively	6	1,500,954	2,053,767
Inventories, net		117,499	109,668
Short-term investments	7	911,281	864,258
Amounts due from related parties		16,095	13,421
Total current assets		15,135,397	12,688,012

Non-current assets
Property and equipment, net	8	1,029,963	1,387,895
Operating lease right-of-use assets, net	9	649,680	957,840
Intangible assets, net	10	52,517	65,019
Long-term investments	7	1,052,861	1,253,593
Prepaid expenses and other assets	5	124,521	135,616
Loans receivable, net of allowance for credit losses of $6,172 and $2,022, as of December 31, 2021 and 2022, respectively	6	28,964	21,663
Restricted cash		38,743	17,724
Deferred tax assets	18	103,755	245,226
Goodwill	4	539,624	230,208
Total non-current assets		3,620,628	4,314,784
Total assets		18,756,025	17,002,796

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,
	Note	2021 $	2022 $

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (including accounts payable of the Consolidated VIEs without recourse to the primary beneficiaries of $17,632 and $18,699 as of December 31, 2021 and 2022, respectively)		213,580	258,648
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $130,757 and $148,631 as of December 31, 2021 and 2022, respectively)	11	1,519,938	1,396,613
Deposits payable (including deposits payable of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2021 and 2022, respectively)		465,850	1,316,395
Escrow payables and advances from customers (including escrow payables and advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of $20,521 and $19,143 as of December 31, 2021 and 2022, respectively)		1,789,973	1,862,325
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of $435 and $9 as of December 31, 2021 and 2022, respectively)		74,738	415
Borrowings (including borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2021 and 2022, respectively)	12	100,000	88,410
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of $8,051 and $5,250 as of December 31, 2021 and 2022, respectively)	9	186,494	269,968
Convertible notes (including convertible notes of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2021 and 2022, respectively)	13	–	31,237
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $203,382 and $192,243 as of December 31, 2021 and 2022, respectively)		2,644,463	1,535,083
Income tax payable (including income tax payable of the Consolidated VIEs without recourse to the primary beneficiaries of $537 and $664 as of December 31, 2021 and 2022, respectively)		181,400	176,598
Total current liabilities		7,176,436	6,935,692

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,
	Note	2021 $	2022 $
Non-current liabilities
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $4,038 and $4,338 as of December 31, 2021 and 2022, respectively)	11	76,234	87,072
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of $12,527 and $7,666 as of December 31, 2021 and 2022, respectively)	9	491,313	756,818
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $36,189 and $23,886 as of December 31, 2021 and 2022, respectively)		104,826	63,566
Convertible notes (including convertible notes of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2021 and 2022, respectively)	13	3,475,708	3,338,750
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2021 and 2022, respectively)	18	6,992	9,967
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of $107 and $107 as of December 31, 2021 and 2022, respectively)		107	107
Total non-current liabilities		4,155,180	4,256,280
Total liabilities		11,331,616	11,191,972
Commitments and contingencies	23

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and par value)

		As of December 31,
	Note	2021 $	2022 $
Shareholders’ equity
Class A Ordinary shares (par value of US$0.0005 per share; authorized: 14,800,000,000 and 14,800,000,000 shares as of December 31, 2021 and 2022, respectively; issued and outstanding: 409,762,257 and 519,231,049 shares as of December 31, 2021 and 2022, respectively)	15	204	258
Class B Ordinary shares (par value of US$0.0005 per share; authorized: 200,000,000 and 200,000,000 shares as of December 31, 2021 and 2022, respectively; issued and outstanding: 147,975,703 and 45,527,793 shares as of December 31, 2021 and 2022, respectively)	15	74	23
Additional paid-in capital		14,622,292	14,559,690
Accumulated other comprehensive loss	16	(28,519)	(111,215)
Statutory reserves	17	6,144	12,490
Accumulated deficit		(7,201,498)	(8,745,541)
Total Sea Limited shareholders’ equity		7,398,697	5,715,705
Non-controlling interests		25,712	95,119
Total shareholders’ equity		7,424,409	5,810,824
Total liabilities and shareholders’ equity		18,756,025	17,002,796

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in thousands of US dollars (“$”))

		Year ended December 31,
	Note	2020 $	2021 $	2022 $
Revenue
Service revenue
Digital entertainment		2,015,972	4,320,013	3,877,163
E-commerce and other services		1,777,330	4,564,617	7,463,173

Sales of goods		582,362	1,070,560	1,109,369
Total revenue		4,375,664	9,955,190	12,449,705

Cost of revenue
Cost of service
Digital entertainment		(702,329)	(1,230,082)	(1,077,017)
E-commerce and other services		(1,743,773)	(3,825,826)	(5,194,065)

Cost of goods sold		(580,657)	(1,003,547)	(993,346)
Total cost of revenue		(3,026,759)	(6,059,455)	(7,264,428)
Gross profit		1,348,905	3,895,735	5,185,277

Operating income (expenses)
Other operating income		189,645	287,946	279,184
Sales and marketing expenses		(1,830,875)	(3,829,743)	(3,269,223)
General and administrative expenses		(599,706)	(987,868)	(1,437,612)
Provision for credit losses		(57,509)	(117,427)	(513,690)
Research and development expenses		(353,785)	(831,703)	(1,376,501)
Impairment of goodwill		–	–	(354,943)
Total operating expenses		(2,652,230)	(5,478,795)	(6,672,785)

Operating loss		(1,303,325)	(1,583,060)	(1,487,508)
Interest income		24,804	36,082	115,515
Interest expense		(123,843)	(136,876)	(45,396)
Net investment loss		(17,820)	(43,502)	(207,331)
Net (loss) gain on debt extinguishment		(24,400)	(2,069)	199,697
Changes in fair value of convertible notes		(87)	–	–
Foreign exchange (loss) gain		(38,567)	14,241	(75,510)
Loss before income tax and share of results of equity investees		(1,483,238)	(1,715,184)	(1,500,533)

Income tax expense	18	(141,640)	(332,865)	(168,395)
Share of results of equity investees		721	5,019	11,156
Net loss		(1,624,157)	(2,043,030)	(1,657,772)

Net loss (income) attributable to non-controlling interests		6,101	(3,729)	6,351
Net loss attributable to Sea Limited’s ordinary shareholders		(1,618,056)	(2,046,759)	(1,651,421)

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

		Year ended December 31,
	Note	2020 $	2021 $	2022 $
Loss per share:
Basic and diluted	19	(3.39)	(3.84)	(2.96)
Weighted average shares used in loss per share computation:
Basic and diluted		477,264,888	532,705,796	558,119,948

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2020 $	2021 $	2022 $

Net loss	(1,624,157)	(2,043,030)	(1,657,772)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments:
Translation gain (loss)	2,532	(32,972)	(81,620)
Net change	2,532	(32,972)	(81,620)
Available-for-sale investments:
Change in unrealized loss	(4,393)	(1,386)	(7,930)
Reclassification adjustment to net loss	–	236	212
Net change	(4,393)	(1,150)	(7,718)
Total other comprehensive loss, net of tax	(1,861)	(34,122)	(89,338)

Total comprehensive loss (income) attributable to non-controlling interests	7,146	(3,148)	11,129
Total comprehensive loss attributable to Sea Limited’s ordinary shareholders	(1,618,872)	(2,080,300)	(1,735,981)

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2020 $	2021 $	2022 $

Cash flows from operating activities
Net loss	(1,624,157)	(2,043,030)	(1,657,772)
Adjustments to reconcile net loss to net cash generated from (used in) operating activities:
Amortization of discount and debt issuance costs of convertible notes	88,198	100,141	7,536
Deferred income tax	(27,451)	(975)	(140,553)
Depreciation and amortization	180,761	279,032	428,344
Impairment and write-off of long-lived assets	6,579	1,614	32,823
Impairment of goodwill	–	–	354,943
Net foreign exchange differences	11,298	(45,214)	41,737
Net investment loss	19,905	43,337	216,001
Net loss (gain) on debt extinguishment	24,400	2,069	(199,697)
Provision for credit losses	57,509	117,427	513,690
Share-based compensation	290,246	470,324	705,896
Share of results of equity investees	(721)	(5,019)	(11,156)
Others	3,136	12,723	22,144
Operating cash flows before changes in working capital:	(970,297)	(1,067,571)	313,936

Inventories	(38,528)	(62,735)	1,441
Accounts receivable	(174,767)	(37,066)	98,981
Prepaid expenses and other assets	(527,139)	(395,803)	(497,889)
Amounts due from related parties	(10,897)	2,185	1,360
Operating lease right-of-use assets	(45,203)	(418,846)	(360,472)
Accounts payable	50,860	99,639	43,311
Accrued expenses and other payables	494,913	545,691	(39,069)
Escrow payables and advances from customers	541,524	654,257	166,996
Operating lease liabilities	46,352	429,366	385,911
Deferred revenue	1,162,399	314,048	(1,093,229)
Income tax payable	25,505	105,927	(4,628)
Amounts due to related parties	1,146	39,557	(72,341)
Net cash generated from (used in) operating activities	555,868	208,649	(1,055,692)

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2020 $	2021 $	2022 $

Cash flows from investing activities
Purchase of property and equipment	(336,274)	(772,177)	(924,178)
Purchase of intangible assets and capitalized software costs	(20,780)	(34,999)	(52,105)
Proceeds from disposal of long-lived assets	1,732	620	119,996
Purchase of investments	(219,548)	(2,505,358)	(2,630,842)
Proceeds from sale and maturity of investments	19,541	798,178	2,281,019
Distributions from investments	1,294	1,632	4,674
Acquisition of businesses, net of cash acquired	(92,190)	(22,763)	(60,713)
Disposal of subsidiaries, net of cash disposed	15,008	(11,775)	(230)
Change in loans receivable	(255,695)	(1,220,631)	(1,166,430)
Net cash used in investing activities	(886,912)	(3,767,273)	(2,428,809)

Cash flows from financing activities
Repayment of bank borrowings and finance lease obligations	(31,833)	(1,247)	(117,238)
Proceeds from bank borrowings	1,224	115,282	49,000
Proceeds from issuance of convertible notes, net	1,141,362	2,846,250	–
Capital contributed by non-controlling interest	4,631	339	70,876
Transactions with non-controlling interests	(20,736)	–	(22,889)
Purchase of capped calls	(135,700)	–	–
Payments for redemption, exchange, conversion and repurchase of convertible notes	(50,009)	(1,935)	(611,315)
Proceeds from issuance of ordinary shares, net	2,970,248	4,050,055	50,211
Change in deposits payable	(146,055)	392,845	942,630
Proceeds from secured borrowings, net	–	–	38,981
Net cash generated from financing activities	3,733,132	7,401,589	400,256

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	80,727	(58,218)	(143,511)
Net increase (decrease) in cash, cash equivalents and restricted cash	3,482,815	3,784,747	(3,227,756)
Cash, cash equivalents and restricted cash at beginning of the year	3,570,578	7,053,393	10,838,140
Cash, cash equivalents and restricted cash at end of the year(1)	7,053,393	10,838,140	7,610,384

(1)	As of December 31, 2022, cash and cash equivalents of $13,227 was included in Assets held for sale within Prepaid expenses and other assets.

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2020 $	2021 $	2022 $

Supplement disclosures of cash flow information
Income taxes paid	(144,874)	(207,381)	(313,755)
Interest paid	(42,003)	(44,981)	(104,557)

Supplement disclosures of non-cash activities
Purchase of property and equipment included in accrued expenses and other payables	1,834	38,742	(14,631)
Purchase of property and equipment included in prepayments	(83,782)	58,249	(13,171)
Purchase of property and equipment by exercise of exchangeable loan	–	(20,722)	–
Purchase of intangible assets included in accrued expenses and other payables	484	183	(554)
Purchase of intangible assets included in prepayments	(6,638)	(3,875)	(4,506)
Conversion and exchange of convertible notes into ordinary shares	(464,930)	(826,124)	(5)
Acquisition of subsidiaries by conversion of convertible notes or issuance of shares	72,000	270,733	–
Proceeds from disposal of a subsidiary included in prepaid expenses and other assets	12,870	–	–
Transfers of loans receivable to prepaid expenses and other assets	8,830	186	56

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
			$	$	$	$	$	$	$	$

Balance as of January 1, 2020		463,244,652	230	4,687,284	5,449	46	(3,530,585)	1,162,424	10,228	1,172,652

Net loss for the year		–	–	–	–	–	(1,618,056)	(1,618,056)	(6,101)	(1,624,157)
Other comprehensive loss		–	–	–	(816)	–	–	(816)	(1,045)	(1,861)
Acquisition of subsidiaries		–	–	–	–	–	–	–	39,594	39,594
Appropriation of statutory reserves		–	–	–	–	2,317	(2,317)	–	–	–
Equity component of convertible notes		–	–	284,727	–	–	–	284,727	–	284,727
Purchase of capped calls related to issuance of convertible notes		–	–	(135,700)	–	–	–	(135,700)	–	(135,700)
Conversion of convertible notes into Class A ordinary shares		27,406,818	14	464,916	–	–	–	464,930	–	464,930
Issuance of Class A ordinary shares, net of issuance costs	15	15,180,000	8	2,908,291	–	–	–	2,908,299	–	2,908,299
Capital contributed by non-controlling interest		–	–	–	–	–	–	–	4,631	4,631
Transactions with non-controlling interests		–	–	(20,294)	48	–	–	(20,246)	(490)	(20,736)
Disposal of interest in a subsidiary		–	–	–	–	–	–	–	(11,971)	(11,971)
Shares issued to depositary bank		6,000,000	–	–	–	–	–	–	–	–
Exercise of share options		2,861,169	1	61,948	–	–	–	61,949	–	61,949
Restricted share awards and restricted share units issued		3,247,992	2	(2)	–	–	–	–	–	–
Share-based compensation		–	–	275,401	–	–	–	275,401	2,481	277,882
Settlement of share incentives with shares held by depositary bank		(6,009,161)	–	–	–	–	–	–	–	–
Balance as of December 31, 2020		511,931,470	255	8,526,571	4,681	2,363	(5,150,958)	3,382,912	37,327	3,420,239

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
			$	$	$	$	$	$	$	$

Balance as of January 1, 2021		511,931,470	255	8,526,571	4,681	2,363	(5,150,958)	3,382,912	37,327	3,420,239

Net loss for the year		–	–	–	–	–	(2,046,759)	(2,046,759)	3,729	(2,043,030)
Other comprehensive loss		–	–	–	(33,541)	–	–	(33,541)	(581)	(34,122)
Acquisition of subsidiaries		1,051,731	1	270,732	–	–	–	270,733	–	270,733
Appropriation of statutory reserves		–	–	–	–	3,781	(3,781)	–	–	–
Equity component of convertible notes		–	–	486,758	–	–	–	486,758	–	486,758
Issuance of Class A ordinary shares, net of issuance costs	15	12,650,000	6	3,972,410	–	–	–	3,972,416	–	3,972,416
Conversion of convertible notes into Class A ordinary shares		20,039,849	10	826,114	–	–	–	826,124	–	826,124
Capital contributed by non-controlling interest		–	–	–	–	–	–	–	339	339
Transactions with non-controlling interests		–	–	6,761	341	–	–	7,102	(15,102)	(8,000)
Shares issued to depositary bank		12,000,000	–	–	–	–	–	–	–	–
Exercise of share options		8,027,170	4	77,635	–	–	–	77,639	–	77,639
Restricted share awards and restricted share units issued		4,125,722	2	(2)	–	–	–	–	–	–
Share-based compensation		–	–	455,313	–	–	–	455,313	–	455,313
Settlement of share incentives with shares held by depositary bank		(12,087,982)	–	–	–	–	–	–	–	–
Balance as of December 31, 2021		557,737,960	278	14,622,292	(28,519)	6,144	(7,201,498)	7,398,697	25,712	7,424,409

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
			$	$	$	$	$	$	$	$

Balance as of January 1, 2022		557,737,960	278	14,622,292	(28,519)	6,144	(7,201,498)	7,398,697	25,712	7,424,409

Adjustments for prior periods from adopting ASU 2020-06	2(z)	–	–	(811,483)	–	–	113,724	(697,759)	–	(697,759)
Net loss for the year		–	–	–	–	–	(1,651,421)	(1,651,421)	(6,351)	(1,657,772)
Other comprehensive loss		–	–	–	(84,560)	–	–	(84,560)	(4,778)	(89,338)
Acquisition of subsidiaries		–	–	–	–	–	–	–	12,560	12,560
Appropriation of statutory reserves		–	–	–	–	6,346	(6,346)	–	–	–
Conversion of convertible notes into Class A ordinary shares		252	–	5	–	–	–	5	–	5
Capital contributed by non-controlling interest		–	–	335	1,864	–	–	2,199	68,677	70,876
Transactions with non-controlling interests		–	–	(14,889)	–	–	–	(14,889)	–	(14,889)
Disposal of interest in a subsidiary		–	–	–	–	–	–	–	(701)	(701)
Shares issued to depositary bank		7,000,000	–	–	–	–	–	–	–	–
Exercise of share options		3,412,987	1	50,210	–	–	–	50,211	–	50,211
Restricted share awards and restricted share units issued		3,809,600	2	(2)	–	–	–	–	–	–
Share-based compensation		–	–	713,222	–	–	–	713,222	–	713,222
Settlement of share incentives with shares held by depositary bank		(7,201,957)	–	–	–	–	–	–	–	–
Balance as of December 31, 2022		564,758,842	281	14,559,690	(111,215)	12,490	(8,745,541)	5,715,705	95,119	5,810,824

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

(a)	As of December 31, 2022, significant subsidiaries of the Company include the following entities:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct ownership by the Company		Principal activities
			2021	2022

Garena Online Private Limited (“Garena Online”)	May 8, 2009	Singapore	100	100	Game operations and software development

Shopee Limited	January 16, 2015	Cayman Islands	100	100	Investment holding company

Shopee Singapore Private Limited	February 5, 2015	Singapore	100	100	Online platform

PT Shopee International Indonesia	August 5, 2015	Indonesia	100	100	Online platform

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(b)	VIE structure

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

Pursuant to the loan agreements, the primary beneficiary has granted loans to the VIE Shareholders that may only be used for the purpose of acquiring equity interests in or contributing to the registered capital of these VIEs. The time and manner for repayment of the loans are at the sole discretion of the primary beneficiary. The loans may be repaid only by transferring all of the VIE Shareholders’ equity interests in the VIE to the primary beneficiary or their respective designee upon exercise of the option under the exclusive option agreement. The loan agreements also prohibit the VIE Shareholders from assigning or transferring to any third party, or from creating or causing any security interest to be created on, any part of their equity interests in these entities. In the event that the respective VIE Shareholders sell their equity interests to the primary beneficiary or their respective designee at a price which is equal to or lower than the principal amount of the loan, the loan will be interest-free. If the price is higher than the principal amount of the loans, the excess amount will be deemed to be interest on the loans payable by the VIE Shareholders to the primary beneficiary.

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

Spousal Consent Letters

Under the spousal consent letters, each spouse of the married VIE Shareholders of the VIEs unconditionally and irrevocably agreed that the equity interest in the respective VIE held by and registered in the name of their spouse will be disposed of pursuant to the contractual arrangements. Each spouse agreed not to assert any rights over the equity interest in these VIEs held by their spouse. In addition, in the event that the spouses obtain any equity interest in these VIEs held by their spouse for any reason, they agree to be bound by the contractual arrangements.

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

Despite the lack of technical majority ownership, there exists a parent-subsidiary relationship between the primary beneficiary and their respective VIEs, through the irrevocable power of attorney agreements, whereby the VIE Shareholders effectively assigned all of the voting rights underlying their equity interest in the respective VIEs to the primary beneficiary. Furthermore, pursuant to the loan agreements, exclusive option agreements and equity interest pledge agreements, the primary beneficiary obtained effective control over the respective VIEs, through the ability to exercise all the rights of the VIE Shareholders and therefore the power to govern the activities that most significantly impact the economic performance of the VIEs. The primary beneficiary demonstrates its ability and intention to continue to absorb substantially all the expected losses through the financial support confirmation letters. The primary beneficiary also demonstrates its ability to receive substantially all of the economic benefits of the VIEs through the exclusive business cooperation agreements. Thus, the Company consolidates these VIEs and their subsidiaries under ASC 810-10, Consolidation: Overall.

In the opinion of the Company’s management and external legal counsels, the ownership structure of its VIEs are generally in compliance with the local laws or regulations that are currently in effect, and each of the agreements among the primary beneficiary, the VIEs and/or the VIE Shareholders is valid, binding and enforceable, and do not and will not result in any violation of such laws or regulations that are currently in effect.

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

The following tables represent the financial information of the VIEs whom the Company does not have majority voting interest as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 before eliminating the intercompany balances and transactions between the VIEs and other entities within the group:

	As of December 31,
	2021	2022
	$	$
ASSETS
Current assets
Cash and cash equivalents	141,985	79,922
Amounts due from intercompanies(1)	159,349	153,070
Others	69,746	85,787
Total current assets	371,080	318,779

Non-current assets
Property and equipment, net	40,246	86,229
Long-term investments	14,141	14,500
Deferred tax assets	43,961	40,561
Others	23,611	18,059
Total non-current assets	121,959	159,349
Total assets	493,039	478,128

LIABILITIES
Current liabilities
Accrued expenses and other payables	104,186	110,526
Deferred revenue	203,382	192,243
Amounts due to intercompanies(1)	157,251	88,639
Others	20,076	12,658
Total current liabilities	484,895	404,066

Non-current liabilities
Deferred revenue	36,189	23,886
Amounts due to intercompanies(1)	27,596	83,958
Others	7,910	4,579
Total non-current liabilities	71,695	112,423
Total liabilities	556,590	516,489

(1)
Amounts due from or to intercompanies consist of intercompany receivables or payables to the other companies within the group arising from intercompany transactions, and funds advanced for working capital purpose.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(c)	VIE disclosures (continued)

	Year ended December 31,
	2020	2021	2022
	$	$	$
Revenue
- Third-party customers	562,347	690,383	722,607
- Intercompanies	145,848	195,639	176,072
Net (loss) income	(30,435)	22,390	20,425

	Year ended December 31,
	2020	2021	2022
	$	$	$
Net cash generated from operating activities	134,060	61,875	22,449
Net cash used in investing activities	(27,399)	(14,847)	(89,160)
Net cash (used in) generated from financing activities	(13,023)	15,030	44,442

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs for which the Company or a subsidiary of the Company is the primary beneficiary. All significant intercompany transactions and balances between the Company, its subsidiaries and the VIEs are eliminated upon consolidation.

(c)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Areas where management uses subjective judgment include, but are not limited to, revenue recognition, estimating the useful lives and impairment assessment of long-lived assets and goodwill, accounting for and impairment assessment of investments, impairment assessment of loans receivable, accounting for deferred income taxes and accounting for share-based compensation arrangements. Changes in facts and circumstances may result in revised estimates. Given the global economic climate and unforeseen effects from COVID-19 pandemic, the process of estimation has become more challenging. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

Assets and liabilities of the Company’s subsidiaries and its VIEs that have functional currencies other than USD are translated into USD at fiscal year-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded in accumulated other comprehensive income (loss), a component of shareholders’ equity.

Exchange differences arising on monetary items that form part of the Company’s net investments in foreign operations are recognized initially in other comprehensive income and accumulated under accumulated other comprehensive income (loss) in equity. The other comprehensive gain or loss arising from exchange differences is reclassified from equity to profit or loss of the Company on disposal of the foreign operations.

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

Restricted cash mainly comprises monies received held in escrow in connection with the Company’s e-commerce business and mobile wallet in connection with the Company’s digital financial services business that are restricted and not available for the Company’s use.

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

The Company has established a provision matrix applied on the portfolio segmented by factors such as geographic region and products that are considered to have similar credit characteristics and risk of loss. The allowance for credit losses is computed based on its historical lifetime credit loss experience, adjusted for forward-looking factors specific to the receivable and economic environment. The Company utilizes models such as transition matrix method based on roll rates and then transformed, taking into account expected future delinquency rate to estimate the likelihood that a loan will default over a given period of time, net of any recoveries. These models utilize information that is available at the reporting date about past events, current conditions and macro-economic forecasts. The macro-economic forecast varies by countries and include factors such as unemployment rates, growth rates in gross domestic product.

(h)	Inventories

Inventories which comprise mainly merchandise products sold through the Company’s e-commerce business platform are valued at the lower of cost and net realizable value.

Costs incurred in bringing each product to its present location and condition are accounted at purchase cost on first-in-first-out basis.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

- Computers	3 to 5 years
- Office equipment, furniture and fittings	3 to 10 years
- Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
- Transportation assets	4 to 10 years
- Warehouse equipment	3 to 10 years
- Land use right	Over the land use term
- Building	6 to 20 years

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

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries and consolidated VIEs. During the measurement period, which does not exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding adjustment to goodwill. Upon conclusion of the measurement period, any adjustments are recorded in the consolidated statements of operations.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Goodwill (continued)

Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. In testing goodwill for impairment, the Company evaluates whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment indicates that goodwill impairment is more likely than not, the Company applies a one-step quantitative test and record the amount of goodwill impairment as the excess of goodwill allocated to the reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit.

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

Costs incurred in connection with the planning and post implementation phases of the development of software for internal use are expensed. Costs incurred in the application development phase are capitalized when certain criteria are met. Capitalization ceases and the costs are amortized over the software’s estimated useful life when the software is ready for its intended use.

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

Intangible assets with finite useful lives are amortized over the estimated economic lives of the intangible assets as follows:

- Licensing fee	Over the shorter of licensing period or the estimated useful lives of the intangible assets
- IP right	1 to 5 years
- Trademarks	7 to 10 years
- Technology	6 years
- Software	3 to 6 years
- Customer relationships	3 to 8 years

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

In accordance with ASC 320, Investments – Debt Securities, the Company classifies the investments in debt securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses, if any, on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The debt securities that the Company has positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and measured at fair value. Unrealized holding gains and losses for trading securities are included in earnings. Investments not classified as trading or as held-to-maturity are classified as available-for-sale investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income (loss). Realized gains or losses are included in earnings during the period in which the gain or loss is realized.

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

In accordance with ASC 946-320, Financial Services – Investment Companies, Investments – Debt and Equity Securities, the Company accounts for non-marketable equity securities and limited partnerships held by consolidated investment company at fair value.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Investments (continued)

In accordance with ASC 321, Investments – Equity Securities, for investments in an investee over which the Company does not have significant influence, the Company carries the investments at fair value with unrealized gains and losses included in earnings. In accordance with ASC 820, Fair Value Measurements, for investments that do not have readily determinable fair value, the Company has elected to measure its equity security investments at net asset value (or its equivalent), if it qualifies for the NAV practical expedient or at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same investee (“measurement alternative”). The Company’s management regularly evaluates the impairment of its equity security investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is recognized in the consolidated statements of operations equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Investments in equity investees represent investments in (a) entities in which the Company can exercise significant influence but does not own a majority equity interest or control and (b) limited partnership in which the Company holds a five percent or greater interest. Such investments are accounted for using the equity method of accounting in accordance with ASC 323-10, Investments – Equity Method and Joint Ventures: Overall. Under the equity method, the Company initially records its investments at cost and prospectively recognizes its proportionate share of each equity investee’s net income or loss into its consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investments on the consolidated balance sheets. The Company evaluates its equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is recognized in the consolidated statements of operations when the decline in value is determined to be other-than-temporary.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Investments (continued)

The Company discontinues applying equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. When the Company has other investments in the investee that have liquidation preferences more senior than the ordinary shares and the equity-method investment in the ordinary shares is reduced to zero, the Company continues to report its share of equity losses in the consolidated statements of operations, to the extent of and as an adjustment to the adjusted basis of the other investments in the investee. The order in which the equity losses are applied to the other investments follows the seniority of the other investments in the same investee.

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

Available-for-sale investments are measured at fair value with the change in fair value recognized in accumulated other comprehensive income (loss). Marketable equity securities, investments carried at fair value, certain other assets, derivative assets, derivative liabilities and share appreciation rights are measured at fair value with corresponding changes in the assets and liabilities’ fair values reflected in consolidated statements of operations.

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

Proceeds from these sales are initially recognized as “Escrow payables and advances from customers” and subsequently reclassified to “Deferred revenue” when the users make in-game purchases of the virtual goods within the games operated by the Company and such purchases are no longer refundable. Deferred revenue recognized as revenue during the respective years ended December 31, 2021 and 2022 was $2,296,486 and $2,551,285.

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

The Company believes the current revenue recognition provides reasonable depiction of the service transferred patterns to the customers and represents the best estimation of the time period the customers are likely to play the respective games. Determining the estimated service period is subjective and requires management’s judgment. Future users’ usage patterns and playing behaviors may change and differ from the historical usage patterns and playing behaviors, and therefore the estimated service period may change accordingly in the future.

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

The Company charges its sellers advertising fees through its paid ads service on Shopee’s platform. The paid ads service allows the sellers to bid for keywords that match their product or service listing appearing in search or browser results on Shopee marketplace. Their product or service listing will show higher in search rankings when users search for their bid keywords. Sellers prepay for paid ads services and the advertising income is recognized based on the number of clicks on the product or service listings during the service period.

Sellers and buyers are customers of Shopee.

(iii)	Digital financial services

The Company earns interest and fees from loans granted to customers. Interest and fees earned are recognized over the period of the loan based on the effective interest method.

The Company also earns commissions from merchants when transactions are completed and settled through its digital financial services platform. Such commissions are generally determined as a percentage based on the value of the merchandise being sold by the merchants. Commissions are recognized in the consolidated statements of operations at the time when the underlying transaction is completed.

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

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses. As part of the advertising expenditure, sales incentives given to end users as a result of a concurrent sale are recognized as reductions of the corresponding consideration that the Company expects to receive. In some instances, the Company may record losses from transactions when the sales incentives provided exceeds the revenue earned from the customer on a transaction-by-transaction basis. Such losses are then reclassified and recorded in sales and marketing expenses.

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

The Company has elected to classify interest and penalties related to unrecognized tax benefits, if and when required, as part of “Income tax expense” in the consolidated statements of operations.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	Share-based compensation

All share-based compensation, including share options, restricted share awards, restricted share units and share appreciation rights under share incentive plan are accounted for under ASC 718, Compensation – Stock Compensation, which requires that share-based awards granted to employees to be measured at fair value and recognized as compensation expense over the requisite service period (which is generally the vesting period) in the consolidated statements of operations. The Company has elected to recognize compensation expense using the straight-line method for equity-classified share-based awards granted with service conditions that have a graded vesting schedule. Forfeitures are accounted for as they occur.

The Company, with the assistance of an independent third-party valuation firm, determined the estimated fair value of the share options using the Black-Scholes pricing model (Note 14).

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

Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible notes using the if-converted method and outstanding share-based awards, using the treasury stock method, when the impact is dilutive. Ordinary share equivalents are excluded from the computation of diluted loss per share if their effects would be anti-dilutive.

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

(y)	Transfers of financial assets

The Company accounts for transfers of financial assets as true sales when the transferred assets have been legally isolated from the Company, the transferee has the right to pledge or exchange transferred assets and the Company does not maintain effective control over the transferred assets.

Transfers of financial assets that do not qualify for sale accounting continue to be reported on the Company’s consolidated balance sheets as if the transfer had not occurred. Accordingly, the sale proceeds are recognized as secured borrowings.

(z)	Recently adopted accounting pronouncements

In August 2020, the FASB issued ASU No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40) – Accounting For Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting and disclosures for convertible instruments and contracts in an entity’s own equity by removing certain separation models in Subtopic 470-20 for convertible instruments, and requires the use of the if-converted method when calculating diluted earnings per share. Convertible debt instruments will be accounted for as a single liability measured at amortized cost.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(z)	Recently adopted accounting pronouncements (continued)

The Company adopted ASU 2020-06 on January 1, 2022 using the modified retrospective method. As a result of this adoption, the cumulative effect of the changes made on its January 1, 2022 consolidated balance sheet for the adoption of the ASU 2020-06 was as follows:

	Balances as of December 31, 2021	Adjustments	Balances as of January 1, 2022
	$	$	$

Non-current liabilities
Convertible notes	3,475,708	697,759	4,173,467

Shareholders’ equity
Additional paid-in capital	14,622,292	(811,483)	13,810,809
Accumulated deficit	(7,201,498)	113,724	(7,087,774)

(aa)	Prior period reclassification

Certain prior period amounts related to provision for credit losses, net (loss) gain on debt extinguishment, deposits payable, escrow payables and advances from customers have been reclassified to conform to the current period presentation.

3.	CONCENTRATION OF RISKS

(a)	Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, other receivables, loans receivable, held to maturity investments, available-for-sale investments, and amounts due from related parties. As of December 31, 2021 and 2022, substantially all of the Company’s cash and cash equivalents were held at major financial institutions in their respective locations. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Due to the relatively small dollar amount of individual loans receivable, the Company generally does not require collateral on these balances. As of December 31, 2021 and 2022, no single loan customer’s balance accounted for more than 5% of net loans receivable.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (continued)

(b)	Business, supplier, customer and economic risk

The Company participates in relatively dynamic and competitive industries that are heavily reliant on operational excellence. The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows:

(i)
Business risk – The Company derives a significant portion of its net revenues from its digital entertainment and e-commerce operations. If competitors introduce new online games or new marketplace platforms that compete with, or surpass the online games or marketplace platform operated by the Company, the Company’s operating performance in its digital entertainment or e-commerce operations will be affected.

(ii)
Supplier risk – The Company’s digital entertainment business licenses certain games from third-party game developers. The term of the game license agreements with the game developers ranges from two to seven years and is renewable upon both parties’ consent. The Company may not be able to develop or procure new games or renew existing licenses on terms acceptable to both parties. The Company’s game developer partners may terminate its agreements prior to their expiration if the Company is not in compliance with the relevant terms or conditions and the Company may fail to remedy such non-compliance in time, or the game developer partners may refuse to renew the agreements. The Company’s e-commerce and digital financial service businesses engage third-party logistics service providers, payment channels and other third parties as its service providers. No individual third-party game developer, third-party logistics services provider or other third-party business partner accounted for more than 10% of the Company’s net cost of revenue for the years ended December 31, 2020, 2021 and 2022.

(iii)
Customer risk – No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2020, 2021 and 2022. The Company relied on several distribution channels to publish its mobile games. Revenue generated through one of the distribution channels accounted for approximately 22%, 19% and 13% of the Company’s net revenues for the years ended December 31, 2020, 2021 and 2022, respectively.

(iv)
Political, economic, social, legal and regulatory uncertainties – The Company’s businesses could be adversely affected by the varying political, economic, social, legal and regulatory uncertainties in the diverse markets that it operates in. In addition, the Company may be unsuccessful in adapting its business practices, culture and operations.

(v)
Regulatory restrictions – Certain laws, rules and regulations currently prohibit foreign ownership of companies in some of the markets where the Company operates. As a result, this may hinder the Company’s expansions in new markets.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (continued)

(c)	Currency convertibility risk

A significant portion of the Company’s revenue and expenses are denominated in currencies subject to exchange control. If revenue denominated in such currencies increase or expenses denominated in such currencies decrease in the future, the Company may need to convert a portion of its revenue into other currencies to meet its foreign currency obligations. Currently, in Taiwan, a single remittance by a company for an amount over $1 million or its equivalent in foreign currency shall be reported and documents supporting the accuracy of such report shall be provided to the bank handling such remittance before the remittance is conducted. In addition, remittances by a company in annual aggregate amount exceeding $50 million or its equivalent in foreign currency may not be processed without the approval of the Central Bank of the Republic of China (Taiwan). In Vietnam, exchanging Vietnamese dong into foreign currency must be conducted at a licensed credit institution such as a licensed commercial bank. Conversion of Thai baht to another currency is subject to regulations promulgated by the Ministry of Finance and Bank of Thailand. Conversion of Indonesian rupiah into any foreign currency that exceeds certain specific threshold is required to have an underlying transaction and supported by underlying transaction documents. In Malaysia, the foreign exchange policy requires the approval of the Central Bank of Malaysia (“BNM”) for cross border remittances which are either set out in the foreign exchange notices or applied for on an ad hoc basis. BNM has the discretion whether to grant its approval, and to impose any condition on such approval so there is no assurance that its approval will be granted. The Company may be unable to convert such local currencies into U.S. dollars or other foreign currencies to pay dividends or for other purposes on a timely basis or at all.

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

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

4.	GOODWILL AND ACQUISITIONS

The changes in the carrying amount of goodwill are as follows:

	Year ended December 31,
	2021	2022
	$	$

At the beginning of the financial year	216,278	539,624
Acquisitions	327,026	60,695
Impairment	–	(354,943)
Foreign currency translation	(3,680)	(15,168)
At the end of the financial year	539,624	230,208

During the year ended December 31, 2022, the Company acquired four companies and its underlying subsidiaries for an aggregate consideration of $86,192. As a result, these companies were consolidated as subsidiaries of the Company from the date of acquisition. These acquisitions support the growth of the Company.

The allocation of the purchase price as of the date of acquisition is summarized as follows:

$

Cash and cash equivalent	26,312
Others	31,056
Total assets acquired	57,368

Total liabilities assumed	(19,311)
Net assets acquired	38,057

Fulfilled by:
Cash consideration	84,387
Contingent consideration	1,805
Fair value of non-controlling interests(1)	12,560
Goodwill	60,695

(1)	Measured based on the fair value of the Company’s ordinary shares on the date of acquisition less control premium.

The goodwill, which is not tax deductible, is mainly attributable to synergies expected to be achieved from the acquisition. The goodwill is allocated to reporting units within the digital entertainment and digital financial services segments.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

4.	GOODWILL AND ACQUISITIONS (continued)

The revenue and results since the acquisition date included in the consolidated statement of comprehensive loss for the year ended December 31, 2022 were insignificant. The Company’s revenue and results for the period would not be materially different should the acquisitions have otherwise occurred on January 1, 2022.

The related transaction costs of the acquisitions were not material to the Company’s consolidated financial statements.

Due to the negative events, trends in the broader market environment and management’s business decision, the Company determined that the carrying amount of three reporting units within digital entertainment segment and two reporting units within the Other services segment exceeded its respective fair values and recorded impairment losses of $354,943. For one of the reporting units within Other services, the Company determined the fair value using the market approach. The key valuation inputs used were valuation multiples derived from comparable companies that were applied to operating performance of the reporting unit. For the remaining reporting units, the Company made a strategic decision to shut down or dispose the businesses and as a result, the Company recorded a full impairment on the goodwill.

Accumulated impairment losses on goodwill were nil and $354,943 as of December 31, 2021 and 2022, respectively.

5.	PREPAID EXPENSES AND OTHER ASSETS

	As of December 31,
	2021	2022
	$	$
Current
Deferred channel costs	517,545	271,194
Other receivables	570,176	782,022
Prepaid expenses	120,753	121,049
Security deposits	18,725	16,828
Taxes receivable	145,401	168,266
Securities purchased under agreements to resell	11,418	390,002
Assets held for sale	–	25,954
Others	17,845	23,336
	1,401,863	1,798,651

Non-current
Deferred channel costs	14,367	8,476
Other receivables	3,303	6,821
Prepayment of long-lived assets (including renovation-in-progress)	44,056	61,733
Security deposits	48,770	47,314
Others	14,025	11,272
	124,521	135,616

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	LOANS RECEIVABLE, NET

Loans receivable represents loans granted to commercial and consumer customers. The Company monitors credit quality for all loans receivable on a recurring basis by evaluating the customers’ prior repayment history available internally and external sources information, where applicable. The Company uses delinquency status and trends to assist in making new and ongoing credit decisions, and to plan its collection practices and strategies. The following table presents the loans receivable by each of the loan portfolio:

	As of December 31,
	2021 $	2022 $

Commercial	107,357	45,405
Consumer	1,520,237	2,268,844
	1,627,594	2,314,249
Allowance for credit losses	(97,676)	(238,819)
	1,529,918	2,075,430

Transfers of loans receivable that do not qualify for sale accounting continue to be reported on the Company’s consolidated balance sheets. As of December 31, 2021 and 2022, nil and $39,001, respectively, of such loans receivable remained outstanding (see Note 12).

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	LOANS RECEIVABLE, NET (continued)

The following table is a summary of the delinquency status of the loans receivable by year of origination:

	As of December 31, 2021
	Year of origination
Commercial	2021 $	2020 $	2019 $	2018 $	2017 $	Prior $	Total $
Delinquency:
Current	18,642	66,088	10,332	3,744	1,985	1,127	101,918
Past due
- 1 to 30 days	11	143	277	102	96	–	629
- 31 to 60 days	36	1,187	2	–	73	–	1,298
- 61 to 90 days	11	215	155	38	11	–	430
- More than 90 days	71	616	1,685	627	38	45	3,082
	18,771	68,249	12,451	4,511	2,203	1,172	107,357

Consumer
Delinquency:
Current	1,414,709	1,091	6,501	4,551	2,098	96	1,429,046
Past due
- 1 to 30 days	28,758	418	263	265	76	32	29,812
- 31 to 60 days	17,632	105	1,017	1,290	475	85	20,604
- 61 to 90 days	11,956	38	183	100	8	1	12,286
- More than 90 days	27,008	1,158	58	122	88	55	28,489
	1,500,063	2,810	8,022	6,328	2,745	269	1,520,237

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	LOANS RECEIVABLE, NET (continued)

	As of December 31, 2022
	Year of origination
Commercial	2022 $	2021 $	2020 $	2019 $	2018 $	Prior $	Total $
Delinquency:
Current	918	6,159	30,778	4,134	1,282	923	44,194
Past due
- 1 to 30 days	10	37	117	148	13	–	325
- 31 to 60 days	–	–	38	249	32	–	319
- 61 to 90 days	–	22	–	1	42	2	67
- More than 90 days	–	64	105	212	79	40	500
	928	6,282	31,038	4,744	1,448	965	45,405

Consumer
Delinquency:
Current	2,050,721	641	807	2,790	1,702	786	2,057,447
Past due
- 1 to 30 days	70,761	206	143	97	66	14	71,287
- 31 to 60 days	49,493	341	96	490	560	190	51,170
- 61 to 90 days	44,065	581	18	16	22	–	44,702
- More than 90 days	26,308	16,718	913	146	39	114	44,238
	2,241,348	18,487	1,977	3,539	2,389	1,104	2,268,844

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	LOANS RECEIVABLE, NET (continued)

An analysis of the loans receivable’s allowance for credit losses by portfolio segment is as follows:

	Commercial $	Consumer $	Total $

Balance as of January 1, 2021	28,324	12,160	40,484
Provision for credit losses	7,343	107,722	115,065
Write-off of loans receivable	(27,311)	(29,497)	(56,808)
Exchange differences	(657)	(408)	(1,065)
Balance as of December 31, 2021	7,699	89,977	97,676
Provision for credit losses	(1,202)	494,815	493,613
Write-off of loans receivable	(4,772)	(331,401)	(336,173)
Exchange differences	(285)	(16,012)	(16,297)
Balance as of December 31, 2022	1,440	237,379	238,819

7.	INVESTMENTS

The following table sets forth a breakdown of the categories of short-term and long-term investments held by the Company:

	As of December 31,
	2021	2022
	$	$
Short-term investments
Debt securities:
Held to maturity	869,931	557,249
Available-for-sale	28,166	304,453
Equity securities	13,184	2,556
	911,281	864,258

Long-term investments
Debt securities:
Held to maturity	66,071	64,790
Available-for-sale	192,139	292,724
Equity securities	463,934	521,742
Equity method investments	152,419	196,104
Investments carried at fair value	178,298	178,233
	1,052,861	1,253,593

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.	INVESTMENTS (continued)

Debt securities

Held to maturity investments include time deposits placed with financial institutions and sovereign bonds. Available-for-sale investments include sovereign bonds, convertible loans, corporate bonds and redeemable preference shares of investees. An impairment loss on available-for-sale investments of $51,000, nil and nil had been recognized in the consolidated statements of operations as “Net investment loss” during the years ended December 31, 2020, 2021 and 2022, respectively.

Marketable equity securities

The net unrealized fair value (loss) gain of ($24,150), ($63,434) and $146 related to the marketable equity securities had been recognized in the consolidated statements of operations as “Net investment loss” during the years ended December 31, 2020, 2021 and 2022, respectively.

Non-marketable equity securities

As a result of the deterioration in economic and market conditions, the Company determined an impairment indicator existed as of December 31, 2022 and the fair value of certain investments was less than their carrying amount. An impairment loss of $6,845, nil and $104,645 had been recognized in the consolidated statements of operations as “Net investment loss” during the years ended December 31, 2020, 2021 and 2022, respectively.

Equity method investments

An impairment loss on equity method investments of $3,393, nil and $4,201 had been recognized in the consolidated statements of operations as “Net investment loss” during the years ended December 31, 2020, 2021 and 2022, respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.	INVESTMENTS (continued)

The following table summarizes the cost or amortized cost, gross unrecognized gains and losses, gross unrealized gains and losses, and fair value of the Company’s debt securities and investments carried at fair value as of December 31, 2021 and 2022:

	As of December 31, 2021
	Cost or amortized cost	Gross unrecognized gains	Gross unrecognized losses	Gross unrealized gains	Gross unrealized losses	Fair value
	$	$	$	$	$	$

Short-term investments
Debt securities:
Held to maturity	869,931	26	(10)	–	–	869,947
Available-for-sale	28,190	–	–	40	(64)	28,166

Long-term investments
Debt securities:
Held to maturity	66,071	2,354	(181)	–	–	68,244
Available-for-sale	192,257	–	–	1,287	(1,405)	192,139
Investments carried at fair value	151,227	–	–	27,071	–	178,298
	1,307,676	2,380	(191)	28,398	(1,469)	1,336,794

	As of December 31, 2022
	Cost or amortized cost	Gross unrecognized gains	Gross unrecognized losses	Gross unrealized gains	Gross unrealized losses	Fair value
	$	$	$	$	$	$

Short-term investments
Debt securities:
Held to maturity	557,249	4	(2)	–	–	557,251
Available-for-sale	304,649	–	–	26	(222)	304,453

Long-term investments
Debt securities:
Held to maturity	64,790	551	(756)	–	–	64,585
Available-for-sale	301,020	–	–	151	(8,447)	292,724
Investments carried at fair value	225,709	–	–	27,071	(74,547)	178,233
	1,453,417	555	(758)	27,248	(83,216)	1,397,246

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

8.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2021	2022
	$	$

Computers	883,249	1,381,797
Office equipment, furniture and fittings	43,060	62,262
Leasehold improvements	252,778	381,443
Transportation assets	208,701	123,835
Warehouse equipment	20,796	36,023
Land	196,421	272,042
Building	1,956	14,702
Construction-in-progress	22,952	51,575
	1,629,913	2,323,679
Less: accumulated depreciation	(599,950)	(935,784)
	1,029,963	1,387,895

Depreciation expenses recognized for each of the years ended December 31, 2020, 2021 and 2022 were included in the following captions:

	Year ended December 31,
	2020 $	2021 $	2022 $

Cost of revenue	118,691	180,140	261,582
Sales and marketing expenses	4,965	7,960	10,733
General and administrative expenses	41,384	64,187	117,593
Research and development expenses	4,027	8,395	15,019
	169,067	260,682	404,927

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

9.	LEASES

The Company has entered into commercial operating leases for the use of offices, warehouses and data centers as lessee. These leases have original terms not exceeding 15 years. These leases have varying terms, escalation clauses and renewal rights.

Information pertaining to lease amounts recognized in the Company’s consolidated financial statements is summarized as follows:

	Year ended December 31,
	2020 $	2021 $	2022 $

Lease cost
Operating lease cost	73,273	138,766	257,359
Short-term lease cost	6,451	14,831	24,507
	79,724	153,597	281,866

Supplemental cash flow information
Operating cash flows from operating leases	72,756	128,751	228,604
ROU assets obtained in exchange for new operating lease liabilities	95,020	520,354	596,887

	As of December 31,
	2021	2022

Weighted-average remaining lease term
Operating leases	4.99 years	5.66 years

Weighted-average discount rate
Operating leases	7.5%	7.8%

Maturities of operating lease liabilities as of December 31, 2022 were as follows:

$

2023	281,666
2024	243,623
2025	214,524
2026	178,379
2027	121,458
Thereafter	266,602
Total lease payments	1,306,252
Less: imputed interest	(279,466)
Present value of lease liabilities	1,026,786

The Company has additional operating leases, primarily for offices, warehouses and data centers that have not yet commenced of $803,770 with lease terms not exceeding 12 years and $810,652 with lease terms not exceeding 14 years, as of December 31, 2021 and 2022, respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

10.	INTANGIBLE ASSETS, NET

	As of December 31,
	2021 $	2022 $

Licensing fee	36,654	18,629
IP right	45,918	42,943
Trademarks	10,679	10,679
Technology	15,200	–
Software, including internal use software under development	30,202	66,117
Others	5,269	5,267
Total intangible assets, gross	143,922	143,635

Accumulated amortization:
Licensing fee	(33,704)	(15,713)
IP right	(39,357)	(37,538)
Trademarks	(4,806)	(5,873)
Technology	(4,856)	–
Software	(7,060)	(17,203)
Others	(1,622)	(2,289)
Total accumulated amortization	(91,405)	(78,616)
Total intangible assets, net	52,517	65,019

The estimated aggregate amortization expenses of intangible assets, excluding internal use software under development, for each of the five succeeding fiscal years and thereafter are as follows:

$

2023	20,363
2024	16,756
2025	7,691
2026	1,725
2027	1,114
Thereafter	56
47,705

Amortization expenses related to intangible assets was $11,694, $18,350 and $23,417 for the years ended December 31, 2020, 2021 and 2022, respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

11.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	As of December 31,
	2021 $	2022 $
Current
Accrued cost of revenue and sales and marketing expenses	810,010	761,199
Accrued interest for convertible notes	4,540	3,917
Accrued office-related operating expenses	6,509	7,113
Business and other taxes payables	118,237	133,636
Other payables	177,293	173,560
Accrued payroll and welfare expenses	277,774	213,369
Payables and accruals for long-lived assets	56,874	38,473
Finance lease liabilities	1,516	3,138
Liabilities directly associated with the assets held for sale	–	12,020
Others	67,185	50,188
	1,519,938	1,396,613

Non-current
Finance lease liabilities	7,022	11,844
Others	69,212	75,228
	76,234	87,072

12.	BORROWINGS

Bank borrowings

During the years ended December 31, 2021 and 2022, the Company entered into revolving credit facilities that allowed the Company to borrow up to $200,000 and $475,000, respectively. As of December 31, 2021, the Company had $100,000 outstanding balance and $100,000 of undrawn revolving credit facilities. The amount drawn down bears a weighted average interest of 0.93% per annum. As of December 31, 2022, the Company had $49,000 outstanding balance and $426,000 of undrawn revolving credit facilities. The amount drawn down bears a weighted average interest of 3.98% per annum.

Secured borrowings

Sale proceeds from transfers of loans receivable that do not qualify for sale accounting are reported as secured borrowings. As of December 31, 2021 and 2022, nil and $39,410, respectively, remained outstanding. Net cash proceeds received from these transfers are presented in “Proceeds from secured borrowings, net” in the consolidated statements of cash flows.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

13.	CONVERTIBLE NOTES

	As of December 31,
	2021 $	2022 $

2023 Convertible Notes	28,207	31,237
2024 Convertible Notes	131,528	151,459
2025 Convertible Notes	928,683	1,144,794
2026 Convertible Notes	2,387,290	2,042,497
	3,475,708	3,369,987

The Company issued the following convertible notes and the terms are as follows:

	2023 Convertible Notes	2024 Convertible Notes	2025 Convertible Notes	2026 Convertible Notes
Issuance date	June 18, 2018	November 18, 2019	May 22, 2020	September 14, 2021
Maturity date	July 1, 2023	December 1, 2024	December 1, 2025	September 15, 2026
Principal amount	$575,000	$1,150,000	$1,150,000	$2,875,000
Interest rate	2.25%	1.00%	2.375%	0.25%
Initial conversion rate	50.5165 American Depositary Shares (“ADSs”) per $1 principal amount, equivalent to $19.80 per ADS	19.9475 ADSs per $1 principal amount, equivalent to $50.13 per ADS	11.0549 ADSs per $1 principal amount, equivalent to $90.46 per ADS	2.0964 ADSs per $1 principal amount, equivalent to $477.01 per ADS
Agreed conversion date	January 1, 2023	June 1, 2024	September 1, 2025	June 15, 2026

The Convertible Notes holders (the “Holders”) have the right, at their option, to convert the outstanding principal amount of the convertible notes, in whole or in part in integral multiples of $1 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business day immediately preceding the agreed conversion date; or (ii) anytime on or after the agreed conversion date until the close of business on the second scheduled trading day immediately preceding the maturity date (the “Conversion Option”).

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

The Company evaluated the Conversion Option and Contingent Redemption Options in accordance with ASC 815, Derivatives and Hedging, to determine if these features require bifurcation and accounted for as a derivative at fair value with changes in fair value recorded in earnings. The Conversion Option and Contingent Redemption Options were not required to be bifurcated in accordance with ASC 815 and the Convertible Notes were accounted for as a single liability measured at amortized cost as discussed in Note 2(z).

The following table presents the carrying amount of the Convertible Notes:

	As of December 31, 2021					As of December 31, 2022
	2023 Convertible Notes $	2024 Convertible Notes $	2025 Convertible Notes $	2026 Convertible Notes $	Total $	2023 Convertible Notes $	2024 Convertible Notes $	2025 Convertible Notes $	2026 Convertible Notes $	Total $

Principal	31,305	152,048	1,149,500	2,875,000	4,207,853	31,300	152,048	1,149,500	2,057,784	3,390,632
Less: unamortized issuance cost and debt discount	(3,098)	(20,520)	(220,817)	(487,710)	(732,145)	(63)	(589)	(4,706)	(15,287)	(20,645)
Net carrying amount	28,207	131,528	928,683	2,387,290	3,475,708	31,237	151,459	1,144,794	2,042,497	3,369,987

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

13.	CONVERTIBLE NOTES (continued)

During the years ended December 31, 2020, 2021 and 2022, the Company recognized total interest expense for coupon interest of $35,527, $36,191 and $36,544, respectively and amortization of discount and debt issuance costs on the liability component amounted to $88,198, $100,141 and $7,536, respectively. As a result of the adoption of ASU 2020-06, remaining discount on liability component had been derecognized and therefore amortization of discount on the liability component is no longer recognized.

As of December 31, 2021, the if-converted value of 2023, 2024 and 2025 Convertible Notes exceeded the principal amount by $322,474, $526,459 and $1,693,319. As of December 31, 2022, the if-converted value of 2023 and 2024 Convertible Notes exceeded the principal amount by $50,968 and $5,758.

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

The Capped Calls are generally intended to reduce or offset the potential economic dilution to the Class A ordinary shares upon any conversion of the 2024 Convertible Notes and 2025 Convertible Notes, respectively, with such reduction or offset, as the case may be, subject to a cap based on the cap price. As the Capped Calls are considered indexed to the Company’s own stock and are equity classified, they are recorded in shareholders’ equity and are not accounted for as derivative. The costs of $97,060 and $135,700 incurred in connection with the Capped Calls of the 2024 Convertible Notes and 2025 Convertible Notes, respectively, were recorded as reductions to additional paid-in capital. Capped Calls are excluded from the calculation of diluted earnings per share, as they would be antidilutive under treasury stock method.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	SHARE-BASED COMPENSATION

With effect on January 1, 2022, the maximum number of shares which may be issued pursuant to all awards under its 2009 share incentive plan (the “Plan”) increased to 176,775,641 Class A ordinary shares. The Company amended the Plan in April 2022 to automatically increase on January 1 of each of 2023, 2024, 2025 and 2026 by 3% of the total number of ordinary shares of all classes of the Company outstanding on that day immediately before the increase. Under the Plan, the Company may grant options, restricted share award (“RSA”), restricted share unit (“RSU”) or share appreciation right (“SAR”) to its officers, employees, directors and other eligible persons (collectively known as “Eligible Persons”). The Plan is administered by an authorized administrator appointed by the Board of Directors of the Company set forth in the Plan (the “Plan Administrator”).

During the years ended December 31, 2021 and 2022, the Company granted 4,162,121 options, 3,551,491 RSUs and 51,464 SARs and 30,000,000 options, 7,320,443 RSUs and 54,186 SARs, respectively to the Eligible Persons. All options granted have a contractual term of ten years. The options vest according to the stated vesting period in the grantee’s option agreement. The RSUs and SARs generally vest 25% on the first anniversary year from the stated vesting commencement date and the remaining 75% will vest in 12 substantially equal quarterly instalments.

On April 17, 2022, 4,000,000 existing options were cancelled and 4,000,000 new options were granted concurrently to the same grantee with an exercise price of US$120 per share on the same date. The new options will vest every three months over a period of five years commencing April 30, 2022 and will expire 10 years after the grant date. This is accounted for as a modification and resulted in an incremental share-based compensation cost of US$99,198, which shall be recognised over the new vesting period of the new options of five years commencing April 30, 2022.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	SHARE-BASED COMPENSATION (continued)

(a)	Option granted to Eligible Persons

The following table summarizes the Company’s share option activity under the Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		$	Years	$

Outstanding, January 1, 2020	47,188,554	13.89
Granted	5,809,024	18.59
Exercised	(5,486,180)	11.29
Forfeited	(45,678)	14.09
Outstanding, December 31, 2020	47,465,720	14.76	7.57	8,747,373
Vested and expected to vest at December 31, 2020	47,465,720	14.76
Exercisable as of December 31, 2020	25,298,368	13.73	7.03	4,688,260
Outstanding, January 1, 2021	47,465,720	14.76
Granted	4,162,121	269.09
Exercised	(5,405,228)	14.44
Forfeited	–
Outstanding, December 31, 2021	46,222,613	37.70	6.89	8,822,987
Vested and expected to vest at December 31, 2021	46,222,613	37.70
Exercisable as of December 31, 2021	30,707,210	14.13	6.32	6,435,641
Outstanding, January 1, 2022	46,222,613	37.70
Granted	30,000,000	120.00
Cancelled	(4,000,000)	280.00
Exercised	(3,676,911)	13.82
Forfeited	(12,516)	14.10
Outstanding, December 31, 2022	68,533,186	60.87	7.30	1,433,420
Vested and expected to vest at December 31, 2022	68,533,186	60.87
Exercisable as of December 31, 2022	36,880,548	22.99	5.97	1,274,793

The aggregate intrinsic value is calculated to be the difference between the exercise price of the underlying awards and the fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s ordinary shares.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	SHARE-BASED COMPENSATION (continued)

(a)	Option granted to Eligible Persons (continued)

The Company calculated the estimated fair value of the options on the respective grant dates using the Black-Scholes option pricing model with the following assumptions:

	Granted in 2020	Granted in 2021	Granted in 2022

Risk-free interest rates	0.39% – 1.66%	0.74% – 1.07%	2.79% – 2.84%
Expected term	5.5 – 7.5 years	5.6 – 7.5 years	5.1 – 7.5 years
Expected volatility	32.4% – 33.7%	32.1% – 33.0%	48.7% – 55.9%
Expected dividend yield	–	–	–

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

The weighted-average grant-date fair value of share options granted during the years of December 31, 2020, 2021 and 2022 were $37.86, $75.83 and $57.74, respectively. The total fair value of share options vested during the years ended December 31, 2020, 2021 and 2022 was $88,114, $88,507 and $389,734, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2020, 2021 and 2022 was $767,203, $1,361,800 and $143,176, respectively.

As of December 31, 2022, there were $1,616,133 total unrecognized share-based compensation cost related to unvested options which is expected to be recognized over a weighted-average period of 4.30 years. Total unrecognized compensation cost may be adjusted for future changes in actual forfeitures.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	SHARE-BASED COMPENSATION (continued)

(b)	RSAs/RSUs granted to Eligible Persons

The following table summarizes the Company’s RSAs/RSUs activity under the Plan:

	Number of RSAs/RSUs	Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate intrinsic value
		$	Years	$

Unvested, January 1, 2020	8,081,437	18.02	8.93	325,035
Granted	5,034,735	72.37
Vested	(3,332,063)	19.25
Forfeited	(442,181)	28.74
Unvested, December 31, 2020 and January 1, 2021	9,341,928	46.36	8.64	1,859,511
Granted	3,551,491	258.97
Vested	(4,127,006)	40.59
Forfeited	(637,193)	102.92
Unvested, December 31, 2021 and January 1, 2022	8,129,220	137.76	8.47	1,818,588
Granted	7,320,443	99.25
Vested	(3,864,257)	110.34
Forfeited	(1,933,175)	133.12
Unvested, December 31, 2022	9,652,231	120.48	8.81	502,206

Share-based compensation cost for RSAs and RSUs is measured based on the fair value of the Company’s ordinary shares on the date of grant.

The weighted-average grant-date fair value of RSAs and RSUs granted during the years ended December 31, 2020, 2021 and 2022 was $72.37, $258.97 and $99.25, respectively. The total fair value of RSAs and RSUs vested during the years ended December 31, 2020, 2021 and 2022 was $64,153, $167,507 and $426,398, respectively.

As of December 31, 2022, there was $1,162,883 of unrecognized share-based compensation cost related to RSAs and RSUs which is expected to be recognized over a weighted-average vesting period of 2.80 years. Total unrecognized compensation may be adjusted for future changes in actual forfeitures.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	SHARE-BASED COMPENSATION (continued)

(c)	SARs granted to Eligible Persons

Fair value of the SARs is measured based on the fair value of the Company’s ordinary shares at the end of each reporting period.

Total compensation expense relating to share options, RSAs, RSUs and SARs granted to employees after deducting forfeitures recognized for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Year ended December 31,
	2020	2021	2022
	$	$	$
Share options:
Cost of revenue	130	390	–
Sales and marketing expenses	69	5	–
General and administrative expenses	179,544	207,204	313,917
Research and development expenses	401	33	254
	180,144	207,632	314,171

Cash received for the exercise in the respective years	61,949	77,639	50,211

RSAs/ RSUs:
Cost of revenue	4,385	8,318	11,104
Sales and marketing expenses	10,100	23,350	36,812
General and administrative expenses	37,433	67,421	67,388
Research and development expenses	45,820	148,592	283,747
	97,738	247,681	399,051

SARs:
Cost of revenue	2,867	3,389	(1,928)
Sales and marketing expenses	5,462	6,850	(1,762)
General and administrative expenses	3,534	3,658	(2,993)
Research and development expenses	501	1,114	(643)
	12,364	15,011	(7,326)

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

15.	ORDINARY SHARES

The Company has $7,500,000 authorized share capital which divided into (i) 14,800,000,000 Class A ordinary shares with a par value of $0.0005 each and (ii) 200,000,000 Class B ordinary shares with par value of $0.0005 each. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote for shareholders’ approval or authorization, except for certain class consents required under the Memorandum and Articles of Association. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to fifteen votes, on all matters subject to the vote at general meetings of the Company. During the years ended December 31, 2021 and 2022, 4,200,000 outstanding Class B ordinary shares were converted to 4,200,000 Class A ordinary shares and 102,447,910 outstanding Class B ordinary shares were converted to 102,447,910 Class A ordinary shares, respectively.

The Company completed the follow-on offering in December 2020 and September 2021, and issued an aggregate of 15,180,000 and 12,650,000 ADSs, respectively, representing 15,180,000 and 12,650,000 Class A ordinary shares for total proceeds, net of issuance costs of $2,908,299 and $3,972,416, respectively. The Company’s shareholders approved as a special resolution to increase the voting power of each Class B ordinary share from three votes to fifteen votes on all matters subject to vote at general meetings of the Company in February 2022.

16.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in accumulated other comprehensive income (loss) by component, net of tax, are as follows:

	Unrealized fair value gain (loss) on available- for-sale investments	Foreign currency translation	Total
	$	$	$

Balance as of January 1, 2020	5,400	49	5,449
Current year other comprehensive (loss) income	(4,419)	3,603	(816)
Transactions with non-controlling interests	–	48	48
Balance as of December 31, 2020	981	3,700	4,681
Current year other comprehensive loss	(1,278)	(32,263)	(33,541)
Transactions with non-controlling interests	–	341	341
Balance as of December 31, 2021	(297)	(28,222)	(28,519)
Current year other comprehensive loss	(6,263)	(78,297)	(84,560)
Capital contributed by non-controlling interest	–	1,864	1,864
Balance as of December 31, 2022	(6,560)	(104,655)	(111,215)

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

17.	RESTRICTED NET ASSETS

Certain of the Company’s subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company in accordance with the local laws and regulations.

Certain jurisdictions where the Company has subsidiaries or VIEs require those subsidiaries or VIEs to establish and fund statutory reserves, details of which are listed below:

Statutory reserve

The changes in statutory reserve are as follows:

	Year ended December 31,
	2021 $	2022 $

At the beginning of the financial year	2,363	6,144
Transferred from retained earnings	3,781	6,346
At the end of the financial year	6,144	12,490

Taiwan

The subsidiary in Taiwan is required to set aside 10% of its profit after tax to legal reserve in accordance with Taiwanese regulations until the legal reserve amount equals to its total paid-up capital. In the event that the subsidiary incurred no loss, the portion of legal reserve exceeding 25% of the paid-up capital can be used for distribution to shareholders in the form of new shares or cash. As of December 31, 2021 and 2022, the subsidiary in Taiwan had an accumulated reserve of $76 and $272, respectively.

Thailand

The Thailand regulations require that a private limited liability company shall allocate not less than 5% of its retained earnings to a legal reserve, until this account reaches an amount not less than 10% of the registered authorized capital. The legal reserve is not available for dividend distribution. As of December 31, 2021 and 2022, the subsidiary in Thailand had an accumulated reserve of $13 and $13, respectively.

The PRC

The PRC subsidiaries of the Company are required to provide for certain statutory reserves, namely a general reserve, an enterprise expansion fund and a staff welfare and bonus fund. As of December 31, 2021 and 2022, the Company’s PRC subsidiaries had an accumulated reserve of $6,055 and $12,205, respectively.

Indonesia

The Indonesian regulations require a limited liability company to reserve a certain amount from its net income each year as a reserve fund until such fund amounts to at least 20% of its issued and paid-up capital. As of December 31, 2021 and 2022, the Company’s Indonesia subsidiaries have not appropriated any funds into the statutory reserve account.

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

Singapore

Subsidiaries incorporated in Singapore are subject to the Singapore Corporate Tax rate of 17% for the years ended December 31, 2020, 2021 and 2022. Garena Online was granted an additional five-year Development and Expansion Incentive (“DEI”) by the Singapore Economic Development Board (the “EDB”) commencing from January 1, 2017, with another five-year extension commencing from January 1, 2022, which grant a concessionary tax rate of 10% from January 1, 2017 to December 31, 2021 and 10.5% from January 1, 2022 to December 31, 2026 on qualifying income, subject to certain terms and conditions imposed by the EDB.

Others

Subsidiaries incorporated in other countries are subject to the respective applicable corporate income tax rates of the countries where they are resident.

Domestic statutory corporate income tax rate in Indonesia was reduced from 25% to 22% with effect from the financial year 2020.

In March 2021, the Philippines reduced its corporate income tax rate from 30% to 25%, effective retroactively from July 1, 2020.

Income tax expense comprises:

	Year ended December 31,
	2020 $	2021 $	2022 $

Current income tax	117,649	289,998	272,070
Deferred tax	(27,451)	(975)	(140,553)
Withholding tax expense	51,442	43,842	36,878
	141,640	332,865	168,395

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

18.	TAXATION (continued)

Enterprise income tax (continued)
The reconciliation of tax computed by applying the tax rate of 17% which is also the statutory corporate income tax rate for its Singapore’s corporate office for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Year ended December 31,
	2020 $	2021 $	2022 $

Loss before income tax and share of results of equity investees	(1,483,238)	(1,715,184)	(1,500,533)

Tax expense computed at tax rate of 17%	(252,150)	(291,581)	(255,091)
Changes in valuation allowance	403,329	828,141	389,129
Non-deductible expenses	9,554	19,569	28,397
Effect of concessionary tax rate and tax reliefs	(82,951)	(183,962)	(117,558)
Withholding tax expense	51,442	43,842	36,878
Foreign earnings at different tax rates	15,103	(82,388)	85,204
Others	(2,687)	(756)	1,436
	141,640	332,865	168,395

Deferred tax

The significant components of deferred taxes are as follows:

	As of December 31,
	2021 $	2022 $
Deferred tax assets
Property and equipment	3,290	11,039
Deferred revenue	145,003	93,163
Unutilized tax losses and unused capital allowances	1,690,773	2,049,196
Provision and accrued expenses	28,807	58,650
Allowance for credit losses	13,012	41,002
Others	7,811	19,844
Valuation allowance	(1,768,957)	(2,013,288)
Total deferred tax assets	119,739	259,606

Deferred tax liabilities
Property and equipment	(6,949)	(14,456)
Intangible assets	(1,174)	(1,292)
Deferred channel costs	(13,783)	(7,111)
Others	(1,070)	(1,488)
Total deferred tax liabilities	(22,976)	(24,347)
Net deferred tax assets	96,763	235,259

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

18.	TAXATION (continued)

Deferred tax (continued)
The use of these tax losses and capital allowances is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislation of the jurisdiction in which the entity operates. These tax losses have no expiry date except tax losses approximating to $1,671,044, $3,473,098 and $2,661,916 as of December 31, 2020, 2021 and 2022, respectively. The tax losses of $2,661,916 as of December 31, 2022 will expire from 2023 to 2042.

The utilization of deferred tax assets recognized by the Group is dependent upon future taxable income in excess of income arising from the reversal of existing taxable temporary differences.

As of December 31, 2022, no deferred tax liability has been recognised on the undistributed earnings of its foreign subsidiaries as the Company either intends to permanently reinvest the undistributed earnings to fund its future operations or no withholding tax is imposed on the remittance of undistributed earnings in certain jurisdiction.

19.	LOSS PER SHARE

Basic and diluted loss per share for each of the periods presented is calculated as follows:

	Year ended December 31,
	2020 $	2021 $	2022 $

Numerator:
Net loss attributable to ordinary shareholders	(1,618,056)	(2,046,759)	(1,651,421)

Denominator:
Weighted-average number of shares outstanding – basic and diluted	477,264,888	532,705,796	558,119,948

Basic and diluted loss per share:	(3.39)	(3.84)	(2.96)

The following potential common shares were excluded from calculation of diluted net loss per share because their effect would have been anti-dilutive for the periods presented:

	Year ended December 31,
	2020	2021	2022

Share options	50,090,731	46,225,613	68,800,110
RSAs/RSUs	9,341,928	8,129,220	9,652,231
Convertible notes	37,370,919	23,349,154	21,635,690
	96,803,578	77,703,987	100,088,031

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

19.	LOSS PER SHARE (continued)

The denominator for diluted loss per share for the years ended December 31, 2020, 2021 and 2022 does not include any effect from the Capped Calls (Note 13) because it would be anti-dilutive. In the event of conversion of any or all of the 2024 Convertible Notes and 2025 Convertible Notes, the shares that would be delivered to the Company under the Capped Calls are designed to neutralize the dilutive effect of the shares that the Company would issue under the convertible notes.

During the years ended December 31, 2021 and 2022, respectively, the Company issued 12,000,000 and 7,000,000 Class A ordinary shares to its share depositary bank which will be used to settle share incentive awards. No consideration was received by the Company for this issuance of Class A ordinary shares. These Class A ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of loss per share. Any Class A ordinary shares not used in the settlement of share incentive awards will be returned to the Company.

20.	RELATED PARTY TRANSACTIONS

(a)	Related parties(1)

Name of related parties	Relationship with the Company

Tencent Limited and its affiliates (“Tencent”)	A shareholder of the Company

(1)
These are the related parties that have engaged in significant transactions with the Company for the years ended December 31, 2020, 2021 and 2022. On September 5, 2022, the director who is an executive officer of Tencent resigned from the Board of Directors of the Company and Tencent granted an irrevocable voting proxy with respect to all its shares in the Company to the Board of Directors of the Company to vote on matters that are subject to the vote of shareholders of the Company. Accordingly, Tencent is no longer a related party of the Company.

(b)	The Company had the following significant related party transactions for the years ended December 31, 2020, 2021 and 2022:

	Year ended December 31,
	2020 $	2021 $	2022 $

Royalty fee and license fee to:
- Tencent	110,686	139,930	99,628

Services provided by:
- Tencent	23,352	24,981	9,794

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

20.	RELATED PARTY TRANSACTIONS (continued)

(c)	The Company had the following significant related party balances as of December 31, 2021 and 2022:

	As of December 31,
	2021 $	2022 $

Amounts due to related parties:
- Tencent	73,244	–

21.	SEGMENT REPORTING

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The CODM reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating financial performance of each segment.

Description of Reportable Segments

Digital entertainment – Garena offers mobile and PC online games and develops mobile games for the global market. Garena also promotes eSports.

E-commerce – Shopee’s platform is a mobile-centric, social-focused marketplace. It provides users with a convenient, safe, and trusted shopping environment with integrated payment, logistics infrastructure and comprehensive seller services. Products from manufacturers and third parties are also purchased and sold directly to buyers on the Shopee platform.

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

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

21.	SEGMENT REPORTING (continued)

Information about segments for the years ended December 31, 2020, 2021 and 2022 presented were as follows:

	Year ended December 31, 2020
	Digital Entertainment $	E-Commerce $	Digital Financial Services $	Other Services $	Unallocated expenses(1) $	Consolidated $

Revenue	2,015,972	2,167,149	60,785	131,758	–	4,375,664
Operating income (loss)	1,016,793	(1,442,593)	(520,075)	(49,006)	(308,444)	(1,303,325)
Non-operating loss, net						(179,913)
Income tax expense						(141,640)
Share of results of equity investees						721
Net loss						(1,624,157)

	Year ended December 31, 2021
	Digital Entertainment $	E-Commerce $	Digital Financial Services $	Other Services $	Unallocated expenses(1) $	Consolidated $

Revenue	4,320,013	5,122,959	469,774	42,444	–	9,955,190
Operating income (loss)	2,500,081	(2,766,566)	(640,422)	(177,633)	(498,520)	(1,583,060)
Non-operating loss, net						(132,124)
Income tax expense						(332,865)
Share of results of equity investees						5,019
Net loss						(2,043,030)

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

21.	SEGMENT REPORTING (continued)

	Year ended December 31, 2022
	Digital Entertainment $	E-Commerce $	Digital Financial Services $	Other Services $	Unallocated expenses(1) $	Consolidated $

Revenue	3,877,163	7,288,677	1,221,996	61,869	–	12,449,705
Operating income (loss)	1,971,416	(2,013,360)	(277,264)	(252,162)	(916,138)	(1,487,508)
Non-operating loss, net						(13,025)
Income tax expense						(168,395)
Share of results of equity investees						11,156
Net loss						(1,657,772)

(1)
Unallocated expenses are mainly relating to share-based compensation, impairment of goodwill of prior acquisitions that are not under the Company’s reportable segments, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segments results as they are not reviewed by the CODM as part of segment performance.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

21.	SEGMENT REPORTING (continued)

Revenue from external customers is classified based on the geographical locations where the services were provided.

	Year ended December 31,
	2020 $	2021 $	2022 $

Revenue
Southeast Asia	2,791,894	6,316,782	8,321,249
Latin America	790,308	1,850,861	2,043,918
Rest of Asia	655,007	1,394,342	1,727,187
Rest of the world	138,455	393,205	357,351
Consolidated revenue	4,375,664	9,955,190	12,449,705

Long-lived assets consist of property and equipment, operating lease right-of-use assets and intangible assets.

	As of December 31,
	2021 $	2022 $

Long-lived assets
Southeast Asia	1,412,748	1,804,846
Rest of Asia	262,978	348,116
Rest of the world	56,434	257,792
	1,732,160	2,410,754

22.	FAIR VALUE MEASUREMENTS

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

Derivative instruments are categorized within Level 2 of the fair value hierarchy because the valuation inputs are based on quoted prices and market observable data of similar instruments in active markets, such as currency spot and forward rates.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	FAIR VALUE MEASUREMENTS (continued)

As of December 31, 2021 and 2022, assets and liabilities categorized within Level 3 of the fair value hierarchy included investments in convertible loan, investments in sovereign bonds, investments carried at fair value, investments in equity securities accounted under measurement alternative, redeemable preference shares of investees and other assets.

Investments in debt securities – the carrying amount approximates fair value due to its short-term nature.

Investments carried at fair value or measurement alternative – the Company used market adjusted option pricing model backsolve, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees, liquidity factors and a selection of comparable companies.

The significant unobservable input used to determine the fair value of investments carried at fair value or measurement alternative under the market adjusted option pricing model backsolve is as follows:

Unobservable input(1)	Weighted average(2)	Range
Market adjustment	(20%)	(90%) to 7%

(1)	Significant increase (decrease) in the input would result in a significantly higher (lower) fair value measurement, depending on the materiality of the investment.
(2)	Input was weighted based on the fair value of the investments included in the range.

Convertible Notes – the Company used commonly accepted valuation methodology to determine the fair value. The valuation methodology takes into account the volatility and implied credit yield.

Other assets – the Company used market approach to determine the fair value of certain assets by comparing to the sale and purchase transactions of comparable assets in the market, adjusted with differences such as size, physical condition, location and etc.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	FAIR VALUE MEASUREMENTS (continued)

Assets and liabilities measured or reported at fair value on a recurring basis are summarized below:

	As of December 31, 2021
	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Unobservable inputs (Level 3) $	Total $

Held to maturity investments	937,741	–	450	938,191
Available-for-sale investments	185,929	–	34,376	220,305
Equity securities	13,184	–	–	13,184
Investments carried at fair value	–	–	178,298	178,298
Other assets	–	–	11,711	11,711
Derivative assets(1)	–	694	–	694
Share appreciation rights	(15,401)	–	–	(15,401)
	1,121,453	694	224,835	1,346,982

	As of December 31, 2022
	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Unobservable inputs (Level 3) $	Total $

Held to maturity investments	621,346	–	490	621,836
Available-for-sale investments	562,051	–	35,126	597,177
Equity securities	2,008	548	–	2,556
Investments carried at fair value	–	–	178,233	178,233
Other assets	–	–	9,668	9,668
Derivative assets(1)	–	3	–	3
Derivative liabilities(2)	–	(2,277)	–	(2,277)
Share appreciation rights	(5,420)	–	–	(5,420)
2023 Convertible Notes	–	–	(82,666)	(82,666)
2024 Convertible Notes	–	–	(190,646)	(190,646)
2025 Convertible Notes	–	–	(1,148,639)	(1,148,639)
2026 Convertible Notes	–	–	(1,454,421)	(1,454,421)
	1,179,985	(1,726)	(2,652,855)	(1,474,596)

(1)	Included in prepaid expenses and other assets in the consolidated balance sheets and not designated as hedges.
(2)	Included in accrued expenses and other payables in the consolidated balance sheets and not designated as hedges.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	FAIR VALUE MEASUREMENTS (continued)

Certain long-term equity securities that were accounted for using measurement alternative were measured at fair value on a non-recurring basis and were categorized within Level 3 of the fair value hierarchy because significant unobservable inputs were used to estimate its fair value. Assets remeasured at fair value within Level 3 of the fair value hierarchy on a non-recurring basis were nil and $264,899 as of December 31, 2021 and 2022, respectively.

Reconciliations of assets and liabilities measured at fair value on a recurring basis and are categorized within Level 3 of the fair value hierarchy are as follows:

$

Available-for-sale investments
Balance as of January 1, 2020	128,418
Additions	20,429
Conversion into ordinary shares of investees	(72,000)
Net investment loss included in earnings	(51,000)
Net unrealized loss included in other comprehensive income	(4,490)
Balance as of December 31, 2020	21,357
Additions	35,298
Conversion into ordinary shares of investees	(21,340)
Net unrealized loss included in other comprehensive income	(958)
Translation gain included in other comprehensive income	19
Balance as of December 31, 2021	34,376
Additions	3,198
Settlement	(1,266)
Net unrealized loss included in other comprehensive income	(1,193)
Translation gain included in other comprehensive income	11
Balance as of December 31, 2022	35,126

Investments carried at fair value
Balance as of January 1, 2020 and January 1, 2021	–
Additions	151,227
Net investment gain included in earnings	27,071
Balance as at December 31, 2021	178,298
Additions	74,482
Net investment loss included in earnings	(74,547)
Balance as of December 31, 2022	178,233

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	FAIR VALUE MEASUREMENTS (continued)

$

Other assets
Balance as of January 1, 2020	–
Acquisition of subsidiaries	8,860
Additions	13,340
Disposals	(363)
Write-down included in earnings	(3,713)
Translation gain included in other comprehensive income	900
Balance as of December 31, 2020	19,024
Additions	186
Disposals	(3,513)
Write-down included in earnings	(3,627)
Translation loss included in other comprehensive income	(359)
Balance as of December 31, 2021	11,711
Additions	56
Disposals	(679)
Write-down included in earnings	(476)
Translation loss included in other comprehensive income	(944)
Balance as of December 31, 2022	9,668
23.	COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has commitments to purchase property and equipment and hosting services of $362,592 and $99,050, committed licensing fee payable for the licensing of game titles of $13,671 and $13,677 and commitments to invest in certain companies of $183,562 and $125,733 as of December 31, 2021 and 2022, respectively.

Minimum guarantee commitments

The Company has commitments to pay minimum guarantee of royalty fee to game developers for certain online games it licensed from those game developers. As of December 31, 2021 and 2022, the minimum guarantee commitments amounted to $62,300 and $45,257, respectively, for its launched games as well as licensed but yet to be launched games.

Others

The Company has commitments to extend credit to customers on demand and interest receivables on non-performing assets which is not accrued. As of December 31, 2021, the undrawn credit facilities and interest receivables on non-performing assets amounted to $4,212 and $5,042, respectively. As of December 31, 2022, the undrawn credit facilities and interest receivables on non-performing assets amounted to $233 and $10,947, respectively.