Form 20-F
period 2023-12-31
Sea Ltd
filed 2024-04-26
CIK 1703399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023.
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
Class A ordinary shares, par value US$0.0005 per share*
*Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
526,812,214 Class A ordinary shares and 45,527,793 Class B ordinary shares, par value US$0.0005 per share, as of December 31, 2023

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

•	“shares” or “ordinary shares” refer to our Class A ordinary shares, par value US$0.0005 per share, and our Class B ordinary shares, par value US$0.0005 per share;

•	“Southeast Asia” refers to Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam;

•	“SME” refers to small medium sized enterprises; and

•
“we,” “us,” “our company,” “our group,” “our” or “Sea” refers to Sea Limited, a Cayman Islands company, its consolidated subsidiaries and its consolidated affiliated entities, including its variable interest entities, or VIEs, and their subsidiaries and consolidated affiliated entities.

Our reporting and functional currency is the U.S. dollar. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Indonesian rupiah into U.S. dollars have been made at the rate of IDR15,439.00 to US$1.00, being the foreign exchange reference rate and the Jakarta interbank spot dollar rate published by the Bank Indonesia in effect as of December 29, 2023, all translations of New Taiwan dollars, Thai baht, Singapore dollars and Malaysia ringgit into U.S. dollars have been made at the rates of NT$30.6200 to US$1.00, THB34.3500 to US$1.00, S$1.3193 to US$1.00 and RM4.5903 to US$1.00, respectively, being the noon buying rates in The City of New York for cable transfers in New Taiwan dollars, Thai baht, Singapore dollars and Malaysia ringgit as certified for customs purposes by the Federal Reserve Bank of New York in effect as of December 29, 2023 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. dollars, and all translations from Vietnamese dong into U.S. dollars made at the rate of VND23,866 to US$1.00, being the central rate published by The State Bank of Vietnam in effect as of December 30, 2023. We make no representation that the Indonesian rupiah, New Taiwan dollar, Vietnamese dong, Thai baht, Singapore dollar or Malaysia ringgit amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.” On March 28, 2024, the Jakarta interbank spot dollar rate for Indonesian rupiah was IDR15,873.00 to US$1.00, the noon buying rate for New Taiwan dollars was NT$31.9900 to US$1.00, the central rate for Vietnamese dong was VND24,003 to US$1.00, the noon buying rate for Thai baht was THB36.42000 to US$1.00, the noon buying rate for Singapore dollars was S$1.3493 to US$1.00 and the noon buying rate for Malaysia ringgit was RM4.7321 to US$1.00.

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

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

•	our goals and strategies;

•	our future business development, financial condition, financial results, and results of operations;

•	changes in, and market size of, the e-commerce, digital financial services, and digital entertainment industries in the markets where we operate, including segments within those industries;

•	expected changes or guidance in our revenue, costs or expenditures;

•	our ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content;

•	the expected monetization of our e-commerce, digital financial services, and digital entertainment businesses;

•	our expectations regarding growth in our user base, level of engagement and monetization;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	growth and trends of our markets and competition in our industries;

•	government policies and regulations relating to our industries, including the effects of any government orders or actions on our businesses;

•	general economic, political, social and business conditions in our markets; and

•	the impact of widespread health developments.

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

•	We have a history of net losses and we may not remain profitable in the future.

•	Our results of operations are subject to fluctuations.

•	We may fail to monetize our businesses effectively.

•	Any future occurrence of natural disasters, epidemics, pandemics or other outbreaks, or other catastrophic events could also adversely affect our business.

•	We may not succeed in managing or expanding our business across the expansive and diverse markets in which we operate.

•	We are subject to extensive and changing laws and government regulations across our business.

•	We may fail to compete effectively.

•	Existing or future investments or acquisitions may not be successful.

•	We have a limited operating history for some of our businesses.

•	Our businesses involve third parties over whose actions we have no control.

•	Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.

•	We may be subject to intellectual property-related risks.

•
We may be liable for security breaches and attacks against our or our third-party partners’ platforms and network, particularly with regard to confidential user information and personal or other data or any other privacy or data protection compliance issue, and our platforms and games may contain unforeseen “bugs”, vulnerabilities or errors.

•
We collect, process, transmit, and store personal information in connection with the operation of our businesses and are subject to complex and evolving international laws and regulations regarding privacy and data protection.

•	We may use artificial intelligence in our business, and challenges with properly managing its use could adversely affect our results of operations.

Risks Related to Our E-Commerce Business

•	We face uncertainties relating to the growth and profitability of the e-commerce industry in our markets and we may face challenges and uncertainties in implementing our e-commerce strategy.

•	We face risks related to logistics and fulfillment.

•	We may be held liable for actions by our marketplace participants.

•	We may suffer losses relating to the products we sell on Shopee.

Risks Related to Our Digital Financial Services Business

•	We face uncertainties and risks relating to our digital financial services business.

•	We face risks related to our credit and banking businesses.

•	Our banking business may subject us to additional material business, operational, financial, legal and compliance requirements and risks.

•	We face risks related to our insurance business.

•	We could be held liable if our digital financial services and products are used for fraudulent, illegal or improper purposes.

Risks Related to Our Digital Entertainment Business

•	We derive a significant portion of digital entertainment revenue and gross profit from a limited number of online games.

•	We have a limited track record in game development and global game distribution.

•	We rely on third-party game developers for some of our digital entertainment content and also allow our users to contribute and interact with user generated content.

•	Our games are subject to scrutiny regarding the appropriateness of their content.

Other Operational Risks

•	We rely on technology and internet infrastructure, data center and cloud service providers and telecommunications networks in the markets where we operate.

•	We may fail to attract, motivate and retain the key members of our management team or other experienced and capable employees.

•	We face manpower-related risks.

•	We may be subject to risks related to litigation and regulatory proceedings.

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

Growth of the economy of our various markets has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in our markets or neighboring regions, or in the policies of the governments or of the laws and regulations in each respective market could have a material adverse effect on the overall economic growth of our markets. The economies in emerging markets generally differ from developed markets in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, government policy on public order and allocation of resources. In some of our markets, governments continue to play a significant role in regulating industry development by imposing industrial policies. Some local governments also exercise significant control over the economic growth, foreign capital investments, tax regulations and public order in their respective jurisdictions through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, and providing preferential treatment to particular industries or companies. Governmental actions to control inflation, interest rate adjustments and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. These measures, or the perception that any of them could occur, may cause decreased economic activity and consumer spending in our markets, which may adversely affect our business, financial condition and results of operations. Our business, financial condition and results of operations may be adversely affected by changes in government policies or regulations, such as exchange rates and exchange control policies, inflation rates, interest rates, tariff and inflation control policies, price control policies, import duties and restrictions, liquidity of domestic capital and lending markets, electricity rationing tax policies, including royalty, tax increases and retroactive tax claims, and other political, diplomatic, social and economic developments in or affecting the markets where we operate.

Some of our markets have experienced, and may in the future experience, geopolitical and social instability, including strikes, demonstrations, protests, marches, other types of civil disorder, war or armed conflict, refugee migration or other types of unrests. For example, the ongoing geopolitical tensions related to Russia’s actions in Ukraine, resulting sanctions imposed by the United States and other countries and retaliatory actions taken by Russia in response to such sanctions have resulted in significant disruptions to supply chains, logistics and business activities globally. In addition, there have been and remain tensions surrounding the Taiwan Strait. If such tension intensifies, our business in Taiwan might not be able to operate normally or at all. Such tensions or any deteriorations in relations among the U.S., Taiwan and the PRC may negatively impact our ability to continue to do business in Taiwan. It is possible that geopolitical, macro-economic and social instability globally and in our markets may negatively impact economic growth, decrease consumer spending, cause uncertainty and volatility in the financial markets, disrupt supply chains globally and in our markets, and may accordingly affect our business, financial condition and results of operations. We cannot predict the duration or outcome of these events and actions or whether future developments would have any material adverse impact on our business. These and other instabilities and any adverse changes in the political environment could increase our costs, increase our exposure to legal and business risks, disrupt our office operations or the business activities of our ecosystem participants, or affect our ability to expand or retain our user base.

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

We have a history of net losses and we may not remain profitable in the future.

We had net losses of US$2.0 billion and US$1.7 billion in 2021 and 2022, respectively, and net income in 2023 of US$162.7 million. Our net losses in those 2 years were primarily due to our investments in expanding our businesses, in particular our e-commerce and digital financial services businesses. While our pivot to focus on efficiency and profitability has delivered positive total net income in 2023, we may not sustain this profitability given the uncertainty in global markets and future fluctuations in our performance.

Our operating expenses may increase as we continue to invest in our businesses to enhance consumer experience and user engagement. Such investments may not generate immediate positive financial returns and may result in increased or higher than expected costs, operating losses or other losses in the short term with no assurance that we will eventually achieve the intended long-term benefits or maintain profitability. These factors, among others set out in this “Item 3. Key Information—D. Risk Factors” section, may negatively affect our ability to sustain profitability in the near term.

Our results of operations are subject to fluctuations.

We are subject to seasonality and other fluctuations in our business. Our revenue is affected, by our promotional and marketing activities, including the timing of promotions, and may fluctuate due to changes in user base, user engagement, user behavior and preferences and seasonality, and other factors. Maintaining our scale may also put strain on our existing resources due to increased capital expenditures and operating expenses, including sales and marketing expenses, staff hiring and procurement of infrastructure. See “—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—We may not succeed in managing or expanding our business across the expansive and diverse markets in which we operate.”

Our historical results may not be indicative of our future performance and you should consider our future prospects in light of the risks and uncertainties we face operating in evolving industries in many emerging markets. Our revenue, profits and other operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are outside our control. Factors that may contribute to the fluctuations of our results include, among others, (i) fluctuations and changes in overall consumer demand for our products and services in certain markets or overall or during certain months and holidays, including calendar year-end holiday season, or due to certain short-lived consumer trends, hypes or other factors; (ii) timing of new products and services releases and monetization rates of our products and services or content enhancements in different markets; (iii) increases in sales and marketing and other operating expenses; (iv) timing of promotional and marketing activities; (v) macro-economic conditions including recessionary fears, rising inflation or interest rates, and their effect on consumer spending; (vi) geopolitical conditions; and (vii) other risk factors as described in this annual report. As a result, our businesses may not continue to grow as fast as in the past years or at all. Should our businesses experience a slowdown in growth, flattening or decrease in scale or profit, there could be material fluctuations in our financial results, which could negatively affect our stock performance. In addition, changes in cash flow generated from our games may not match our revenue trends due to revenue recognition policies under U.S. GAAP, which require proceeds from our sales of in-game virtual items to be recorded as deferred revenue and recognized over a period of time based on estimated service periods. As deferred revenue contributes a significant amount of the revenue we report each quarter, a decrease in bookings in any one quarter may not significantly reduce our revenues for that quarter but could negatively affect our revenues in future quarters or periods. Accordingly, the effects of declines in our bookings are not fully reflected in our results of operations until future periods.

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

We mainly monetize our digital financial services business by earning interest and fees from our credit and banking businesses, charging fees from our mobile wallet services and by earning premium or commission from our insurance business. Our ability to continue to successfully monetize our digital financial services business in the future will depend significantly on our user base, the number of use cases available, the strengths of our credit modeling and risk management capability, and the availability of funds for our digital financial services business which may not be achieved at the level we anticipate. In addition, we may offer new digital financial services and products or offer existing services and products to new markets. Our monetization efforts or offering of new products to existing or new markets, including credit, banking and insurtech services, on our digital financial services platform may not succeed or generate revenue at levels we expect, or at all.

In order to sustain monetization of our digital entertainment business, we must maintain paying users and convert active game players to paying users and increase their spending. Spending on our games is discretionary and our users may be price-sensitive, which may negatively affect our ability to monetize our business. It is crucial to balance creating sufficient in-game monetization opportunities on the one hand, and ensuring our games continue to attract a considerable number of users by offering them an enjoyable free-to-play experience on the other. To stimulate in-game spending, we need to continue to ensure that our games are engaging, the in-game items we offer are appealing, our monetization strategies comply with applicable laws and regulations, our prices are attractive and our marketing and promotional activities, such as esports events, are effective.

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

Our business, financial condition and results of operations could be materially and adversely affected by severe weather conditions, natural disasters, geopolitical events, terrorist attacks, wars, sanctions, the occurrence or re-occurrence of other outbreaks, epidemics or pandemics, including COVID-19, avian influenza, severe acute respiratory syndrome, the influenza A (H1N1) or H7N9, and other catastrophic events that disrupt our operations, adversely affect our markets or the economy generally or adversely affect our employees, third-party service providers, business partners or a significant portion of our users.

We may not succeed in managing or expanding our business across the expansive and diverse markets in which we operate.

Our business has become increasingly complex given the scale of our operations, product offerings and the diverse markets in which we operate. It is costly to establish, develop and maintain international operations, adapt our business model to new or diverse regulatory environments and to promote our brand internationally. Our international operations may not become profitable on a sustainable basis. As our operations continue to expand, our technology infrastructure systems and corporate, legal and compliance functions will need to be scaled to support our operations, and if they fail to do so, our business, financial condition and results of operations may be negatively affected.

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

•
potential political, economic and social instability, including future major geopolitical events, and related actions taken by other countries in response, or perceived, threatened or actual security concerns; and

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

Our business is affected by laws and regulations across multiple jurisdictions that affect the industries in which we operate, and their scope and stringency have increased significantly in recent years. We are subject to a variety of regulations, including those relating to game operations, game ratings, e-commerce, social networking, internet applications or content services, digital platforms, marketing, advertising, artificial intelligence technology and services, privacy, personal information, data use, data transfer, data processing, data localization, data storage, data retention and data protection, livestreaming services, antitrust or competition laws, employment and labor laws, national language requirements, intellectual property, virtual items, user generated content, loot boxes, national security, nationalization, content restrictions, platform regulations, sale of regulated or prohibited items, protection of minors, data of minors, consumer protection, pricing, product safety and product liability, prevention of money laundering and financing criminal activity and terrorism, anti-bribery and anti-corruption regulation, economic or other trade prohibitions or sanctions, electronic contracts and other communications, digital financial services regulation, electronic payment services regulation, lending regulation, foreign investment and currency control regulation and regulations related to logistics, insurance, and banking. Because the industries in which we operate are relatively new in our markets, the relevant laws and regulations, as well as their interpretations, are often unclear and evolving. Some of these regulations also implicate licensing and approval requirements, and the variety of potentially applicable laws and regulations can make it difficult to know or determine which licenses and approvals are necessary, or the processes for obtaining them. For these same reasons, we also cannot be certain that we will be able to maintain the licenses and approvals that we have previously obtained, or that once they expire, we will be able to renew them. We are also uncertain as to whether we will be able to obtain the licenses or approvals we apply for in a timely manner or at all. If we fail to obtain, maintain or renew any required licenses or approvals, comply with the licensing conditions or make any necessary filings, or are found to require licenses or approvals that we believed were not necessary or we were previously exempted from obtaining, we may be subject to various penalties, such as loss of the revenue or assets that were generated through the unlicensed business activities, imposition of fines, suspension or cancelation of the applicable license, written reprimands, termination of relevant businesses or offerings, criminal prosecution and the discontinuation or restriction of our operations, or other disputes. Any such penalties or disputes may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

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

In addition, data protection, privacy, content, competition, and other laws and regulations may impose different obligations and are expected to become more restrictive in certain of our markets. There are a number of recently enacted and amended data protection laws and regulations as well as legislative and regulatory proposals in various jurisdictions where we operate that could impose new obligations or limitations in areas affecting our business. There are also jurisdictions that are considering or have passed legislation implementing data transfer restrictions or requiring local storage and processing of data or similar requirements, which could affect our business operations. If we are required to make changes to or are otherwise restricted in the manner in which we transfer data between and among countries and regions or share data among our businesses, it could affect our ability to and the manner in which we provide our content, products and services, which could adversely affect our financial results. We may be required to implement different operating practices and protocols depending on the requirements of each local market, which may be costly, and increase the complexity of delivery of our content, products and services.

There has been increased scrutiny over the power and influence of big technology companies globally. Competition authorities scrutinize technology companies around issues such as exclusivity, tying or bundling, and abuse of market power. In addition, government agencies and regulators may, among other things, prohibit future acquisitions, divestitures or combinations, impose significant fines or penalties, or impose other restrictions that limit or require us to modify our operations with platform users or place restrictions on our business models due to anti-competition concerns. Such restrictions may alter the way in which we do business, increase our costs or liabilities or reduce demand for our platforms, which could adversely affect our business, financial condition and results of operations. From time to time, we have received inquiries from or are subject to inquiries and investigations by competition authorities. Unfavorable laws, regulations, decisions, administrative rulings, interpretations of competition rules, or other actions by government or regulatory authorities applying those laws and regulations, including inquiries, investigations, or enforcement actions threatened or initiated by them, could cause us to incur substantial costs, expose us to unanticipated civil and criminal liability or penalties (including substantial monetary fines), diminish the demand for, or availability of, our products and services, increase our cost of doing business, require us to change our business practices in a manner materially adverse to our business, damage our reputation or otherwise have a material effect on our operations.

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

The provision of financial services such as mobile wallet services, payment processing, cross-border e-commerce transactions, consumer and SME credit products, banking and insurtech services are typically more regulated and subject to a broad range of complex laws and regulations that are rapidly changing. The monetary, commercial, customs or equivalent authorities in the markets in which we operate could impose new or additional licensing requirements, capital commitments, governance standards, reporting obligations or other regulatory requirements, requiring us to devote substantial operational and financial resources to comply with such requirements.

We may fail to compete effectively.

We face competition in each of our business lines and the failure to compete effectively in any of them could materially and adversely affect our business, financial condition and results of operations.

Our e-commerce business faces competition from global and regional players and retailers that operate across several markets, and from single-market players and retailers. Global e-commerce or internet companies are also making efforts to enter into our markets or e-commerce to further expand their footprints in such markets. Such competitors may have longer operating history, different business models and growth strategies, and greater access to financial, technological and marketing resources than we do. We compete with online and offline players to attract, engage, and retain buyers based on the variety and value of products and services listed on our marketplaces, overall user experience and convenience, online communication tools, social features, integration with mobile and networking applications and tools, mobile applications and availability, quality and costs of payment, customer support and logistics services. We also compete to attract and retain sellers based on the number and the engagement of buyers, the effectiveness, cost, and quality of the services we offer to sellers, commission rates, and the availability of support and other platform services. We also compete to attract and retain content creators for e-commerce. As e-commerce is evolving in our markets, competition for market share is particularly intense. Our competitors may also consolidate or be acquired by other competitors, allowing them to obtain greater market share, gain access to greater resources and gain real advantages over us. In addition, we may face increasing competition from social media and social-commerce platforms, online and app-based search engines through which products and services may be researched and sold, and other content-providing market players. Social media platforms with high levels of user engagement may be able to leverage content and user connections and traffic on their platform to increase the visibility and attractiveness of a wide variety of brands and products.

Our digital financial services business faces competition from existing online and offline consumer and SME financial products and services. We expect competition to intensify as existing and new competitors introduce new services or enhance existing services. Some of our competitors may have more experience, greater financial resources or larger bases of customers than we have. In addition, certain competitors may have longstanding relationships with certain merchants to accept the payment services they offer, which may make it difficult or costly for us to establish partnerships with these merchants. New entrants tied to established brands may engender greater user confidence in the safety and efficacy of their services, along with greater liquidity. We may also face pricing pressures and other forms of competition from competitors. Some potential competitors may charge lower commissions to merchants or subsidize users through other services they offer. Such competition may result in the need for us to alter the pricing we offer, which could reduce our gross profit and negatively affect our business, financial condition and results of operations. Competitors in the banking space such as banks and larger financial institutions may be able to offer more extensive or enhanced products and services, or offer such products and services at more attractive rates, credit or other terms, including more attractive rates on deposits and rates on loans. If such competitors appear more attractive to high quality customers or credit users, such customers or users may be less likely to use our products and services, and we may have a decreased pool of high-quality customers or credit users. For our consumer and SME credit business, we compete with other non-bank fintechs, neobanks, credit unions, multi-finance companies, off-card financing, private credit card and point-of-sale service providers, banks and larger financial institutions may also build solutions to compete in the consumer and SME lending space. Our competitors may also be able to obtain certain licenses that we are unable to obtain, which may hinder our ability to offer certain products or access certain pools of liquidity that are the subject of such licenses.

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

We may offer new products and services, develop new or enhance the features and functionality of our platforms, that may lead to increased or additional competition. We may also periodically change or remove new features and functionality, and optimize our operational efficiency and increase monetization efforts, which may not be well received and decrease the time spent by users on our platforms. We may need to compete with existing service providers who have more experience and infrastructure than us. We may also face potential protectionist policies, political measures or regulatory challenges that are more supportive of local players in such markets, which may, among other things, hinder our ability to compete effectively in such markets.

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

•
investments and acquisitions could result in increased leverage, dilutive issuances of equity securities, adverse tax consequences, goodwill impairment charges, investment impairment charges or write-offs, and amortization expenses for other intangible assets;

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

We have a limited operating history upon which to evaluate the viability and sustainability of our businesses, in particular our e-commerce business in newer markets that may be very different from Southeast Asia and Taiwan, our digital financial services business, and new game genres and markets for our digital entertainment business. In particular, our history of operating our digital financial services business in its current business model with its services and product offerings is relatively short. Our historical results may not be indicative of our future performance and you should consider our future prospects in light of the risks and uncertainties we face operating in a fast evolving digital financial services industry in certain markets.

Our businesses involve third parties over whose actions we have no control.

Each of our e-commerce, digital financial services and digital entertainment businesses involves the participation of third parties such as third-party game developers, owners of other third-party intellectual properties, users who generate content on our platforms, including livestreaming or other real-time content dissemination, sellers and merchants who own the content and services offered through our platforms, as well as intermediaries and other third-party service providers including other financial institutions providing financial services. We rely on a number of third-party channels to provide content and services to our users, as well as performing other functions of our platforms. For example, we primarily rely on third-party application distribution channels, such as the iOS App Store and the Google Play Store, to allow users to download and access our applications and games. If our third-party distribution channels voluntarily or involuntarily suspend their services to us, including taking down or removing our applications in response to government actions or other legal action or pursuant to their own policies, and we are unable to arrange for alternative measures in a timely manner or at all, our users will have difficulties accessing our applications and games or making payments for our products and services. Consequently, we will lose users temporarily or permanently, and our financial results could be materially and adversely affected.

We may not be able to control the actions of these or other third parties and thus are subject to various risks associated with working with or relying on third parties in our businesses, including:

•
risks relating to third-party sellers on our platforms and merchant partners, including deficiencies in the quality of products, misrepresentations of or about products, listing or sale of restricted or prohibited products, failure to comply with applicable laws and regulations, and potential intellectual property issues (see “—We may be subject to intellectual property-related risks”);

•	risks relating to third-party publishing or distribution channels we use to make our applications available for download, such as the iOS App Store and the Google Play Store;

•
risks relating to content generated by third parties and any user generated content in our games (see “—We rely on third-party game developers for some of our digital entertainment content and also allow our users to contribute and interact with user generated content”), e-commerce platform, or other platforms, including content posted in real-time, which may be illegal, obscene, defamatory, infringing or otherwise inappropriate or unlawful;

•
risks relating to third-party payment service providers we depend on to provide users with various payment options or mobile wallet top-up options, such as the iOS App Store and the Google Play Store, payment on delivery, bank transfers, direct carrier billing, credit cards, debit cards, telecommunication card and over-the-counter top-up and payment through other third-party payment services;

•	risks relating to services by third-party logistics service providers (see “—We face risks related to logistics and fulfillment”);

•	risks relating to third party developers and independent software vendors;

•	risks relating to third party collection agents in relation to our credit products and loans receivable;

•	risks relating to manpower agencies and independent contractors (see “—We face manpower-related risks”);

•	risks relating to business process outsourcing vendors, including customer service agents;

•
risks relating to users’ personal data that is received or used by third parties in connection with our services, such as when sellers or third-party payments or logistics providers receive user information in connection with payment services or order fulfillment;

•
risks relating to third party banks, insurance, lending and wealth management service providers providing services on our platforms. If such third party service providers engage in activities that are negligent, fraudulent, or otherwise harm the interest of users subscribing to such services or products through our platforms, we may be subject to legal and financial harm, including potential contractual or non-contractual liability, reputational damage, litigation risk and/or user loss even if due to actions or activities not related to, attributable to or caused by us, or within our control;

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

We operate in multiple markets, which exposes us to the effects of fluctuations in currency exchange rates as we report our financials and key operational metrics in U.S. dollars. We earn revenue denominated in local currencies of our markets in Southeast Asia, Taiwan and Brazil, among other currencies, while some of our costs and expenses are paid in other foreign currencies. We generally pay license fees to game developers in U.S. dollars, and incur operating expenses in the local currencies in the markets in which we operate. From time to time, we may pay acquisition considerations in U.S. dollars. We do not rely on any single currency as we earn revenue in different local currencies across our markets and keep a significant cash position in U.S. dollars. However, fluctuations in the exchange rates among the various currencies that we use could cause fluctuations in our operational and financial results. Our expenses may become higher and our revenue and operating metrics may become lower than would be the case if exchange rates were stable or if we were operating and reporting in one currency. Movements in foreign currency exchange rates may have a material adverse effect on our results of operations, which may cause our financial and operational metrics reported in U.S. dollars to be not fully representative of our underlying business performance. A significant amount of our revenue and some of our operating metrics are denominated in certain local currencies that have been subject to significant volatility in the past. Because fluctuations in the value of these local currencies are not necessarily correlated, our results of operations in any period may be adversely affected by such volatility. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Major Factors Affecting Our Results of Operations” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

From time to time, we receive notices from third parties or are named in lawsuits by third parties alleging infringement of their proprietary intellectual property rights or in connection with claims relating to our content, products or marketing activities. For example, with respect to our e-commerce business, we receive complaints alleging that items offered on or sold through our Shopee platform infringe third-party copyrights, trademarks and patents or other intellectual property rights, or contain obscene, defamatory or libelous content. Although we have adopted measures to reduce infringements or offense by product listings on our Shopee platform before they appear on the marketplace, these efforts may not always be successful. In January 2024, the Office of the U.S. Trade Representative, or USTR, published its latest annual Review of Notorious Markets for Counterfeiting and Piracy, which identified the Shopee platform in several of our markets as “notorious markets.” The USTR may continue to identify those Shopee markets as notorious markets, and the USTR may identify other Shopee markets as notorious markets in the future. Since December 2020, the European Commission placed Shopee on its Counterfeit and Piracy Watch List. Any public perception that counterfeit, pirated, or otherwise inappropriate or illegal items are commonplace on Shopee, even if factually incorrect, or perceived delays in our removal of these items could damage our reputation and result in regulatory action against us and diminish the value of our brand name. We may be subject to allegations of civil or criminal liability for alleged intellectual property infringement, including based on allegedly unlawful activities carried out by third parties through our platforms. We may also be subject to fines or sanctions by local authorities for infringing products or improper content offered on our marketplace, including requiring the removal of the infringing products or a temporary or permanent block of our platform.

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

We may be liable for security breaches and attacks against our or our third-party partners’ platforms and network, particularly with regard to confidential user information and personal or other data or any other privacy or data protection compliance issue, and our platforms and games may contain unforeseen “bugs”, vulnerabilities or errors.

Our business stores, generates and processes a large amount of data, including personal data and payment information from users, and any failure to prevent or mitigate security breaches and the improper access, use or disclosure of such data could impact our operations negatively and harm our reputation. We also maintain certain other proprietary and confidential data relating to our business and personal data of our consumers and personnel. Although we have employed significant resources to develop and implement security measures aimed at preventing breaches, our cybersecurity and data protection measures have not and may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, physical or electronic break-ins, phishing attacks, data leaks, social engineering, security breaches or other attacks and similar disruptions and fraudulent behavior or improper use by our employees or third party partners that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Any security breach, including personal data breaches or incidents, including cybersecurity incidents, could result in unauthorized access to our systems or a user’s system, misappropriation of our or a user’s information or data, loss, corruption or alteration of such data, financial loss, deletion or modification of user information, damage to our systems or those of our users, or a denial-of-service or other interruption to our business operations. Any such incidents could impact our operations and could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines, and potential liability, as well as remediation costs and increased cybersecurity and/or data protection costs. We have in the past been and are likely again in the future to be subject to these types of attacks and security breaches. As techniques used to obtain unauthorized access to or otherwise breach or sabotage systems change frequently, we may not be aware that we have been attacked and we may be unable to anticipate or implement adequate measures to protect against these security breaches until they have been launched against us, our platforms or services, our users or our third-party service providers. We may not have the resources, technical sophistication, or ability to anticipate or prevent rapidly evolving or sophisticated types of cyberattacks or other types of security breaches.

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

Our platforms services, applications, websites and games have in the past contained and may in the future contain errors, “bugs” or other vulnerabilities that are not detected until after the applications, products or services are published or released. Additionally, many of our products and services are available on multiple operating systems and/or multiple devices offered by different manufacturers, and changes or updates to such operating systems or devices may cause errors, vulnerabilities, or functionality problems in our products, including rendering our products or services inoperable by some users. Any such errors or a significant unavailability of our platforms, services or games or any breach of users’ data protection rights due to these errors or “bugs” could affect the overall user experience, which could cause users to reduce their time on or interest in our platforms, services or games, or not recommend our content and services to others. Such errors could also result in non-compliance with applicable laws and regulations, cause financial loss, or create legal liability for us. Resolving such errors could also disrupt our operations, cause us to divert resources from other matters, or materially harm our business, financial condition and results of operations. In addition, “cheating” programs or other unauthorized software tools and modifications that enable players to cheat in games harm the experience of players who play fairly and could negatively impact the volume of purchases of in-game items. Also, vulnerabilities in the design of our products, services and of the platforms on which they run could be discovered after their release and exploited by malicious actors before they are remedied. This may lead to loss of revenues or increased cost of developing technological measures to respond to these, either of which could negatively affect our business, reputation, financial condition and results of operations.

We collect, process, transmit, and store personal information in connection with the operation of our businesses and are subject to complex and evolving international laws and regulations regarding privacy and data protection.

Our businesses are subject to an increasingly complex and at times divergent data privacy, data protection, data use, data governance, artificial intelligence and information security laws and requirements in the markets in which we operate and where our users, merchant partners, customers and other participants are located. In addition, certain of our digital financial services businesses may be subject to more stringent and restrictive banking secrecy laws or other heightened requirements with respect to customer data. We are also subject to agreements with third parties such as Apple, Alphabet, Meta and others that place conditions and requirements on the processing of data and on data collected via their services. As we continue to operate internationally and as laws continue to evolve and change, we will be subject to additional data protection laws and requirements. The privacy and data protection related laws, rules and regulations of jurisdictions we operate in may change or evolve to become more comprehensive or restrictive as compared to laws, rules and regulations we are currently subject to. In addition, such laws, rules and regulations, including any penalties, may differ or be inconsistent from jurisdiction to jurisdiction. Complying with privacy and data protection related laws, rules and regulations for an increasing number of jurisdictions could require significant resources and costs. Such laws, rules and regulations may also restrict the transfer of data across jurisdictions, require data localization, require us to obtain user consent for the use and collection of their data, to delete or limit the processing of their data, and require us not to sell or engage in marketing data with respect to certain users, among other things, which may impose additional and substantial operational, administrative and compliance burdens on us, and may also restrict our operations and expansions in new markets. The costs to comply with, or our actual or perceived failure to comply with, new or changing laws, rules and regulations regarding privacy and data protection, privacy and data protection laws, rules and regulations in new markets, and/or contractual obligations related to privacy and data protection may adversely affect our business, financial condition and results of operation. Further, as we develop integrated and personalized products and services to enhance our user experience, we have expanded our data profile through additional data types and sources, across multiple channels, and involving new partners. This expansion has amplified the impact of these various laws and regulations on our businesses. As a result, we are required to constantly monitor our data practices and potentially change them when necessary or appropriate.

If we fail to comply with any of these laws, we may face potentially significant fines, reputational loss and customer loss, and may be subject to proceedings or actions against us by governmental entities, consumers or others relating to privacy and data protection.

We may use artificial intelligence in our business, and challenges with properly managing its use could adversely affect our results of operations.

We may incorporate artificial intelligence (“AI”) solutions into our platforms, offerings, services and features, or in support of internal business operations. If the content, analyses, or recommendations that the AI applications are used in are or are alleged to be deficient, inaccurate, inappropriate, or biased, or if the use of AI results in, or is alleged to have resulted in, the infringement of the intellectual property of third parties, we may be subject to legal claims or liability and our business, financial condition, and results of operations may be adversely affected. The use of AI applications may result in data leakage or unauthorized use or exposure of personal data, or other information. Such leakage or unauthorized use or exposure of personal data related to or arising from our use of AI applications could result in legal claims or liability. AI also presents emerging ethical issues and is subject to rapidly developing legal and regulatory frameworks in our markets, and if our use of AI becomes controversial or becomes subject to new laws or regulations in any of our markets, we may experience reputational harm or legal liability or otherwise need to make changes to our practices and offerings. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operation.

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

•
competition from online and offline players, such as alternative retail channels or business models that better address the needs or preferences of consumers, including social commerce or multi-category service e-commerce platforms;

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

Our e-commerce revenue is currently concentrated, with our top three markets accounting for approximately half of our total e-commerce revenue. If we were to experience a material decline in Shopee’s major markets, especially those profitable or near profitable markets, or we are prohibited from operating or subject to restrictions limiting our operations in such markets, it could materially and adversely affect our financial results and the prospects and profitability of our e-commerce business. Our investments and future investments in new markets may not generate sufficient user engagement or revenues to justify continued investment. We may not gain market share in such new markets or turn profitable.

We face risks related to logistics and fulfillment.

We rely on our own logistics operations as well as third-party logistics service providers to deliver Shopee’s orders. Interruptions or failures in such logistics services could prevent the timely or successful delivery of Shopee’s orders. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party logistics service providers, such as inclement weather, natural disasters, virus outbreaks, transportation disruptions or labor unrest, government inspections or regulatory orders mandating service halts or temporary or permanent shutdowns or due to fraud, theft or other individual wrongdoings. Our logistics operations as well as third-party logistics service providers are subject to risks associated with transportation safety, fraud, theft, robbery, or other natural events or human errors, which may result in personal injury, loss or damage to the parcels or other consequences. If Shopee’s orders are not delivered on time or are delivered in a damaged state, our users may have less confidence in our services. We have in the past received customer complaints from time to time regarding our delivery services. Further, we may incur additional costs and may not be able to pass such costs to our users.

As we continue to develop our last-mile delivery and warehousing capacity as well as expand the categories of services we offer through Shopee, we expect these developments to potentially require additional capital expenditures or increase our operating expenses. In addition, we may acquire land or land use rights to build warehouses and to support such capabilities, which may expose us to risks relating to declining real estate value, construction risks and additional regulatory requirements. If we fail to accurately predict demand for such services, or accurately adjust our operations in response to evolving business needs and economic and regulatory conditions, we may suffer increased costs or impairment charges. Any such adjustments may also not achieve their desired or expected results. The development of our logistics and fulfillment capabilities may also become increasingly complex and challenging to operate as it expands, and we may not be able to acquire land, land use rights, set up warehouses, or lease suitable facilities to directly handle delivery of products to our customers, on commercially acceptable terms or at all.

In addition, the classification of certain types of contingent workforce is currently being challenged in some of our markets. If, as a result of changes to law or regulation or for any other reason, we are required to reclassify our contingent workforce as employees, we may incur significant additional expenses for manpower costs, including expenses associated with the application of wage and hour laws, benefits, social security contributions, taxes, and potential penalties. Any such reclassification may require us to fundamentally change our e-commerce business model with respect to such workforce, decrease our operational efficiency and consequently have a material and adverse effect on our business, financial condition, results of operations and cash flows.

We may be held liable for actions by our marketplace participants.

With the increasing use of e-commerce marketplaces and development of legislation in different markets towards e-commerce marketplaces, proposed and newly enacted laws as well as recent court decisions in certain markets may increase our liability as a marketplace platform for the actions of, content created by, and/or products sold by users of our Shopee platform. We may also be held directly or secondarily liable for intellectual property infringement, product related claims or consumer protection deficiencies, privacy and data protection incidents, regulatory violations by sellers, or other similar conduct of sellers over which we have limited or no influence or control. As Shopee is readily identifiable, buyers may seek claims against us rather than the seller, which in the aggregate could be costly to defend. We also receive inquiries or demands from regulators and law enforcement regarding defective, unregistered, unlicensed or fraudulent or restricted products sold by sellers through our Shopee platform. We have developed robust consumer protection policies and procedures focused on requiring sellers to comply with applicable laws and creating a secure and reliable shopping environment for our buyers. When these policies and procedures are circumvented or fail to operate sufficiently, our business could be adversely impacted and our reputation could be harmed. In addition, we could face civil or criminal liability for unlawful activities by our sellers.

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

Although there are trends of uptick of digital financial services and products across the globe, there is no guarantee that this will continue or will result in widespread market acceptance of our digital financial services and products across all or any of the markets in which we operate. We may be unable to achieve the required level of market acceptance in order for us to recoup the investment costs involved in developing and launching our digital financial services and products or to bear the associated risks involved in providing such services and products. Our ability to achieve or maintain market acceptance for our digital financial services and products are affected by a number of factors, such as the community’s lack of trust in digital financial services and products being provided by a company that is not a traditional financial institution, entrenched preferences in traditional payment methods, insufficient use cases for our digital payment services and lack of infrastructure support locally. Even if there is adequate acceptance of our digital financial services and products, we continue to be subject to a quickly changing regulatory environment for such services and to the changing needs and demands of users, which may change for a multitude of reasons such as availability of alternative payment methods that are more popular or widely accepted. If we are found or alleged to be non-compliant, we may suffer financial and reputational damage, and may be required to modify our operations or stop offering our products and services, among other things that could negatively impact our business.

While we endeavor to consistently increase demand for our digital financial services and products by broadening and improving our use cases and product offerings, we cannot predict with certainty the reasons for the changes in user demands, and the consequential effects of such changes on our business. In our digital financial services business, the larger the number of users, the greater the potential to generate revenue. In particular, the Shopee ecosystem offers a unique advantage for SeaMoney in terms of user acquisition. However, there is no guarantee that our Shopee user base and engagement levels will continue growing at satisfactory rates, or at all. If we experience a decline in growth in our Shopee user numbers or decrease in Shopee user base or user engagement level, our digital financial service business may be negatively impacted.

In addition to other relevant risk factors described herein, our own mobile wallet business is subject to other risks including: (i) changes to rules or practices applicable to payment systems that link to our mobile wallet, (ii) increasing operating costs, including fees charged by banks to process transactions through our mobile wallet and fees charged by payment card schemes to link or our mobile wallet, and higher costs from obligations to implement enhanced authentication processes, and (iii) failure to manage user funds accurately or loss of user funds, whether due to employee fraud, security breaches, technical errors or otherwise. In addition, any breach, compromise, or failure to otherwise detect or prevent fraudulent activity involving our data security systems, could result in us being subject to significant fines and higher transaction fees, and loss of our ability to accept credit and debit card payments from our customers, process electronic funds transfers, or facilitate other types of online payments. As we expand various product offerings including credit services to consumers and SMEs across more markets and roll out more digital financial products and services on our platform, including banking and insurtech services, our limited operating history in these markets or with these products and service hinders our ability to forecast and maintain appropriate capital reserves for any losses that may arise.

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

We face risks related to our credit and banking businesses.

As our credit and banking businesses develop, we face increased exposure to credit cycle volatility and potential credit losses due to deterioration in borrowers’ credit profile.

Credit risks may be affected by changes in the political, economic or social environment, volatility in the financial markets resulting from bank failures and disruptions to the banking system, market concerns related to the liquidity, solvency or capitalization of banks or other financial institutions, such as the availability and terms of government assistance to financial institutions under financial pressure and limited liquidity in accessing bank deposits, or credit cycles, rising interest rates, changes in user base or consumer behavior, legal or regulatory changes, and other factors.

Our ability to assess creditworthiness may be impaired if the strategies or policies we use to manage our credit risks do not achieve their desired effect. If our assessment of, assumptions used or expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if future actual losses exceed our estimates of expected losses, we may be required to increase our provisions for credit losses and/or be subject to increased liquidity risks, which may adversely impact our results of operation and financial condition.

We allow for and reserve against credit risks based on our assessment of expected credit losses in our loan portfolios. Our allowance for credit losses is based on our historical credit loss experience, adjusted for forward-looking factors specific to the receivables and economic environment, and the allowance we make for credit losses are calculated on an aggregate basis for various customer segments that are considered to have similar credit characteristics and risk of loss. There are various factors used to help us assess the credit risks of our banking and consumer and SME credit businesses. These factors may be based on limited history or be beyond our control, and we may be unable to accurately predict the creditworthiness of a borrower, merchant or consumer due to inaccurate assumptions.

We may fail to quickly identify and reduce our exposure to borrowers that are likely to default on their payment obligations. Moreover, upon a borrower’s default, we may need to devote internal resources or engage third-party collection agencies to collect the receivables, which may not be successful at all. If any third-party collection personnel are involved with any misconduct or there are perceptions that these collection practices are considered to be aggressive or not compliant with relevant laws and regulations, our reputation and business may be harmed or may become subject to fines or other penalties.

As we further diversify our credit product offerings and services and our business scale remains large or further increase, we may explore alternative funding methods such as partnering with external funding providers or consider securitization of our credit portfolio. If we are unable to fund our credit business at ideal funding cost, it may affect our credit product or loan offering capabilities, lead to loss of users, borrowers or slower growth, and constrain our working capital. Further, increases in interest rates could increase our cost of funding and may make our credit products less attractive. Interest rates we charge may not be sufficient to cover our costs and expenses in providing the loans, including the costs associated with borrower defaults and cost of funding.

 We also engage in certain asset-backed financings, which are generally limited recourse obligations to the company because we may provide a guarantee or other credit support to the special purpose vehicle or we may be required to repurchase receivables sold by us pursuant to such asset-backed financings. Any obligation to make future repurchases could have an adverse effect on our financial position, results of operations and cash flows.

Our ability to manage credit risk is also affected by legal or regulatory changes such as restrictions on collections, caps on interest rates, bankruptcy laws, minimum payment regulations and competitors’ actions. Recently, regulators in some of our markets have implemented additional regulations or guidelines on lending limits and practices. For example, in Indonesia, the Financial Services Authority (Otoritas Jasa Keuangan) has capped the maximum interest rate and administrative fees chargeable by a P2P lending company per day for consumption loans to (i) 0.3% starting from 2024 (ii) 0.2% starting from 2025 and (iii) 0.1% stating from 2026, and for productive loans to (i) 0.1% starting from 2024 and (ii) 0.067% starting from 2026. Meanwhile, Singapore and Malaysia regulators have been reviewing buy now, pay later offerings with a view to limiting consumer debt and adoption of fair dealing practices to guard against predatory lending. There can be no assurance that regulators will not impose requirements or restrictions on credit offerings and any such requirements could materially impact our credit product offerings under our consumer and SME credit business and banking business.

Our banking business may subject us to additional material business, operational, financial, legal and compliance requirements and risks.

We offer banking services in Singapore, Indonesia and the Philippines. The banking business is heavily regulated and subject to various laws, regulatory requirements and guidelines imposed by the relevant regulators. Such laws, regulations and guidelines may impose rules and/or restrictions on the type of banking products and services we offer, eligibility criteria of our customers, related party transactions, market entry, risk management, corporate governance, regulatory capital requirements, capital adequacy, liquidity and/or regulatory ratios, and tax and accounting policies, among other things. Local authorities may have the authority to inspect our operations and conduct periodic and/or ad hoc audits of our operations to assess our compliance with the relevant regulatory requirements and guidelines. They may also have the authority to impose fines, sanctions or order remediations.

 Laws, regulations and guidelines applicable to banking may change or increase, and we may not be able to adapt to new or revised laws, regulations and guidelines in a timely manner or at all. Changes in regulations in the markets in which we operate may expose us to increased compliance costs and limit our ability to pursue certain business opportunities or offer certain products and services. We are a new player in the banking industry, and have limited experience operating banks. Recent disruptions to the banking system and the surrounding speculation and uncertainty related to liquidity, solvency and capitalization of banks may negatively impact the industry’s reputation and lead to a level of distrust towards banks, especially in relation to new entrants or smaller scale players like us, which could adversely affect our banking business’ ability to access additional funds and attract more customer deposits.

If we fail to comply with new laws, regulations or guidelines, or our strategies to develop and grow our banking business, including products and services, fail to achieve their intended effect, our business, financial condition and results of operations, as well as our reputation, could be materially and adversely affected.

We face risks related to our insurance business.

 We act as underwriters for selective types of insurance products in certain of our markets. We also conduct insurance brokerage and agency businesses in certain of our markets.

Demand for insurance depends on numerous factors, including general macro-economic conditions, regulatory constraints and competition. Negative market conditions may impair our ability to underwrite insurance at rates we consider appropriate and commensurate relative to the risk assumed. Adverse market conditions could result in a decline in policies sold, an increase in the frequency of claims and premium defaults, and an uptick in the frequency of falsification of claims. Accordingly, we may experience periods with excess underwriting capacity and unfavorable premium rates, and if we cannot underwrite insurance at appropriate rates, our ability to transact business will be materially and adversely affected.

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

We are also engaged in the insurance brokerage and insurance agency businesses in certain of our markets and derive revenues primarily from commission fees paid by the insurer partners. Commission fee rates and premiums can change based on the prevailing economic, regulatory, taxation and competitive factors as well as consumer demand and the growing availability of alternative methods for clients to meet their risk-protection needs. We have no control over these factors and fluctuations in fee or premium rates, and our revenues and profitability are subject to change to the extent that fee or premium rates fluctuate or trend in a particular direction.

We could be held liable if our digital financial services and products are used for fraudulent, illegal or improper purposes.

Despite measures we have taken and continue to take, our digital financial services and products remain susceptible to potentially illegal or improper uses, which could damage our reputation and subject us to liability. These may include the use of our payment services in connection with fraudulent sales of goods or services, unauthorized purchases or transfers, software and other intellectual property piracy, money laundering, bank fraud and prohibited sales of restricted products. Criminals are using increasingly sophisticated methods to capture consumer personal information and engage in illegal activities such as counterfeiting and to gain unauthorized access to other users’ accounts. We could be subject to fraud related claims if confidential information obtained from our users is used for unauthorized purposes.

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

Our digital entertainment business substantially depends on a small number of popular games, including our self-developed game, Free Fire, for revenue and profit. In 2023, our top five games, comprising Free Fire and games licensed to us by third-party game developers, contributed 96.8% of our digital entertainment revenue, among which Free Fire contributed a significant portion. If we are unable to identify, source, develop and launch new games titles that gain widespread popularity and generate significant revenue, our revenue and revenue growth may continue to depend on the success of just a few game titles. Our digital entertainment revenue decreased by 44.0% from US$3.9 billion in 2022 to US$2.2 billion in 2023, primarily attributable to the moderation in active and paying user base. Any negative developments or occurrences to any of our key revenue-earning games including Free Fire, such as decline in popularity, content quality issues, competing products, content restrictions, government actions, regulatory or legal changes that affect our ability to monetize our games, reductions in consumer spending and engagement levels, delay or failure in producing new engaging content, or real or perceived security risks or data breaches could lead to material decline or slower growth. We may also select and invest significant financial and human resources in games that later prove unsuccessful. There may also be unforeseen delays in the launch of new games. If we are unable to source or launch new popular games in a timely manner, our game players may seek entertainment elsewhere. As the gross margin of self-developed game content tends to be higher than that of content licensed from third parties, any fluctuations in the mix of our revenue generated from self-developed game content and licensed game content may also affect our profitability.

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

We license many of our online games from third-party game developers. The term of our game license agreements with game developers typically ranges from two to seven years, renewable unless either party elects not to renew. However, we may not be able to develop or procure new games or renew existing licenses on terms acceptable to us. Our game developer partners may terminate our agreements prior to their expiration if we are not in compliance with the relevant terms or conditions and we fail to remedy such non-compliance in time, or they may refuse to renew the agreements. Any failure on our part to effectively localize, operate, market or monetize their games, safeguard their intellectual properties, or otherwise perform our obligations under the license agreements may cause substantial harm to our relationships with game developers, who may then choose other game operators to distribute their games.

Some of our most popular games are owned or developed by Tencent Holdings Limited and its affiliates, or Tencent, one of our shareholders. In November 2018, we obtained a right of first refusal from Tencent to publish its mobile and PC games in Indonesia, Taiwan, Thailand, the Philippines, Malaysia and Singapore, subject to certain terms and conditions. The term of this right of first refusal is for an initial term of five years, with an automatic renewal option for consecutive 2-year terms unless either party elects not to renew with 3 months’ notice. The term of this right of first refusal was automatically renewed in 2023. Although we have already launched certain games under such right of first refusal arrangement, there is no guarantee that we will continue to publish the existing games or publish more games under such right of first refusal arrangement or renew such contract on terms satisfactory to us or at all, or that any games published under such arrangement will yield a positive result.

As part of our continued efforts to encourage user participation and user content creation, we have introduced and continued to explore game features that enable users to contribute and interact with user generated content. While we believe the move towards having more user generated content is aligned with major emerging industry trends, we are unable to predict and cannot guarantee that such features in our existing or new games will contribute to the penetration or profitability of our games or achieve their desired or expected results.

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

There are increasing discussions in many jurisdictions globally regarding whether certain game mechanics, such as loot boxes, should be subject to a higher level or different type of regulation to protect consumers. Some jurisdictions have seen enforcement or actions initiated by activist groups or organizations to protect consumers, in particular minors and other susceptible persons. For example, in February 2021, the National Association of Centers for the Defense of the Rights of Children and Adolescents in Brazil, or ANCED Brazil, a youth rights group in Brazil, filed lawsuits against a number of electronic games companies and distribution platforms, including our gaming entity in Brazil, in a court dedicated to resolving matters concerning children and adolescents regarding alleged loot box mechanisms in the games. In addition, to the extent Apple, Alphabet, or any of our other platform providers or game distribution channels restrict the use of loot boxes or similar mechanism in games, we may need to adjust our game content or monetization strategy in order to continue distribution on such platforms or channels, which may cause a decline in the revenues generated from these games and require us to incur additional costs. If new or amended legislations or regulations, which may vary significantly across jurisdictions and which we may be required to comply with, require certain game mechanics of our games to be modified or removed, such requirements would increase the costs of operating our games, impact player engagement and monetization, or may otherwise harm our business performance. In addition, the increased attention focused on potential liability issues or alleged harms as a result of any lawsuits and legislative proposals could harm our reputation or otherwise impact our business.

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

Further, our workforce may attempt, successfully or unsuccessfully, to form one or more unions or enter into collective bargaining agreements against us or their respective employers. Work stoppages or strikes could occur within a unionized workforce. We may be required to participate in or facilitate such unionization or collective bargaining efforts within certain jurisdictions. These efforts could increase our costs, decrease our operational flexibility, and impact how we are able to staff our operations and supplement our workforce. See “– We face risks related to logistics and fulfillment.”

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

We may require additional cash capital resources in order to fund future growth and the development of our businesses, including expansion of our e-commerce and digital financial service businesses and any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities, obtain new or expanded credit facilities or enter into securitization or channeling arrangements. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including market conditions, our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets, governmental regulations over foreign investment and the e-commerce, digital financial services, and digital entertainment industries in our various markets. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing will be available in a timely manner or in amounts or on terms acceptable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

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

Shopee as the marketplace operator could potentially be required to report transactions made by sellers and other service providers through the platform to the tax authorities in the future and may also be subject to additional tax or withholding obligations. Governments in some of our markets have discussed promulgating or promulgated laws to require e-commerce marketplace operators and the payment service providers to assist in the enforcement of tax requirements on sellers and collection of taxes with respect to revenues or profits generated by sellers. If we are held responsible, whether financially or operationally for such taxes, our business, financial condition and results of operations may be materially and adversely affected. We may also be requested by government authorities to supply information about our sellers, such as transaction records and seller’s information, and assist in the enforcement of other tax regulations, which could affect our relationships with sellers.

Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions, including in our markets or in other jurisdictions we may operate in the future. The Organization for Economic Cooperation and Development, or OECD, has published proposals to advance international negotiations to ensure that large and highly profitable multinational enterprises, including digital companies, pay tax in market jurisdictions where they have business activities and earn profits if the prescribed threshold is met. The OECD has also introduced Global Anti-Base Erosion Rules to ensure that multinational enterprises pay a minimum level of tax on the income arising in each of the jurisdictions where they operate. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus-based tax incentive practices, and has heightened scrutiny of policies regarding corporate income and other taxes in many jurisdictions. Tax reform legislation has been enacted, implemented or is being proposed in many such jurisdictions. For example, certain jurisdictions in Asia, Europe and Latin America have already enacted or are discussing new tax laws, rules and regulations directed at the digital economy and multi-national businesses. Such laws may increase our tax obligations in those markets or change the manner in which we operate our businesses locally, and may adversely affect our business, financial condition and results of operations.

In addition, a number of markets have been pursuing fundamental changes to the tax laws applicable to multinational companies like us, including developing global OECD guidelines and enacting taxes relevant to the provision of digital services, including with respect to digital services taxes, sales taxes, value-added taxes, withholding taxes, tariffs, revenue-based taxes, excise taxes or other similar taxes. If these developments lead to enacted policy changes, it may have an adverse impact on our income tax expense and negatively impact our business. Possible implications may include multiple levels of taxation, additional obligations, prospectively or retrospectively, as well as imposition of interest and penalties if non-compliance is determined. Potential heightened tax law enforcement against us could have a material adverse effect on our business, financial condition and results of operations.

In addition, in some jurisdictions where we operate, tax laws and regulations or their application to our business may involve uncertainty, and the interpretation of such laws and regulations by the relevant revenue or enforcement authorities may differ from our own or be unpredictable or the subject of disputes or controversy. We may, from time to time, be and, in some cases, are subject to inquiries, investigations or audits from or disputes with tax authorities of the relevant jurisdictions on various tax matters, including challenges to positions asserted on income, withholding, or other tax returns. Developments in an audit, investigation, or other tax controversy can have an adverse effect on our business, financial condition and results of operations. Due to the inherent complexity and uncertainty of these matters, interpretations of certain tax laws by authorities, and judicial, administrative, and regulatory processes in certain jurisdictions, the outcome of any such controversy may be materially different from our expectations.

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

We have limited insurance coverage.

We do not have extensive insurance coverage. While we have obtained insurance to cover certain potential risks and liabilities for certain businesses we operate, we have not insured against many other risks and liabilities (including the risk of business interruption), and the coverage of any insurance we have may be insufficient to compensate for losses that may occur. Any uninsured liabilities, damage or losses could require us to incur substantial costs and divert our resources, which could have an adverse effect on our business, financial condition and results of operations.

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

Industry data, projections and estimates are inherently uncertain as they require certain assumptions and judgments. Moreover, geographic markets and the industries we operate in are not rigidly defined or subject to standard definitions, and are the result of subjective interpretation. Accordingly, our use of the terms referring to our geographic markets and industries such as e-commerce, digital financial services, and digital entertainment markets may be subject to interpretation, and the resulting industry data, projections and estimates may not be reliable. Our industry and market data should be interpreted in light of the defined geographic markets and defined industries we operate in. Any discrepancy in interpretation could lead to different industry data, measurements, projections and estimates and result in errors and inaccuracies. For these reasons, you should not place undue reliance on such information.

Our user metrics and other estimates are subject to inherent challenges in measuring our operating performance.

From time to time we disclose certain metrics, including, without limitation, our Game QAUs, Game QPUs, orders, GMV, loans outstanding, and non-performing loans, to evaluate trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our services are used across large populations throughout our markets. For example, we believe that we cannot distinguish individual users who have multiple accounts unless certain official individual identification information is provided to us. Our user metrics are also affected by technology on certain mobile devices that automatically runs in the background of our applications when another phone function is used, and this activity can cause our system to miscount the user metrics associated with such accounts. Our user metrics may also differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in assumptions, methodologies or data used.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2023. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report on management’s assessment on the effectiveness of internal control over financial reporting. However, if we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, and investor confidence in us and the market price of our ADSs may decline. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions.

We may be subject to risks related to litigation and regulatory proceedings.

Our businesses and our directors and officers may be, and in some instances are or have been, subject to claims, lawsuits (including class actions and individual lawsuits), regulatory and government investigations, and other proceedings relating to alleged infringement or violation of third-party intellectual property rights, consumer protection, privacy and data protection, content restrictions, labor and employment, import and export practices, antitrust or competition, securities, tax, marketing and communications practices, contracts, commercial disputes, consumer complaints, and various other matters. The number and significance of our legal disputes and inquiries have increased as we have grown larger, as our business has expanded in scope and geographic reach, and as our services have increased in complexity.

As a public company, our public profile has grown, which may result in increased litigation as well as increased public awareness of any such litigation. In addition, we may be, and in some instances are or have been, the target of securities class action or derivative lawsuits, as well as other types of claims. We will need to defend against such lawsuits, including any appeals, and we may also initiate legal proceedings to protect our rights and interests. We may also be, and in some instances are or have been, subject to regulatory and government investigations or actions in various jurisdictions. There is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are subject, which increases the risk that we will be subject to actions or claims alleging violations of those laws and regulations. Any adverse outcome could have a material adverse effect on our reputation, business, financial condition and results of operations.

In particular, we will need to defend against the putative shareholder class action lawsuits described in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings,” including any appeals of such action. We are currently unable to ascertain the possible loss or possible range of loss, if any, associated with the resolution of such lawsuits. The litigation process may utilize our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could materially harm our business. An adverse determination in these lawsuits, including an adverse determination on appeal in such lawsuits, may have a material adverse effect on our financial condition and results of operations.

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

The laws and regulations in some of the markets in which we operate place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. To comply with the relevant laws and regulations, we and certain of our wholly-owned subsidiaries in the Cayman Islands and Singapore have entered into a series of contractual arrangements with certain local entities, or VIEs, and their shareholders who are local citizens, which enable us to (i) exercise effective control over such VIEs, (ii) receive substantially all of the economic benefits and absorb the losses of such VIEs, and (iii) have an exclusive call option to purchase all or part of the equity interests in and/or assets of such VIEs when and to the extent permitted under the relevant laws. Because of these contractual arrangements, we have control over and are the primary beneficiary of such VIEs and hence consolidate their financial results under U.S. GAAP. For the year ended December 31, 2023, revenue from all our VIEs (which excludes entities for which we have majority direct equity ownership) accounted for less than 5% of our total revenue. None of our VIEs is individually a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Our VIEs, Their Shareholders and Us.”

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

We may carry out operations through joint ventures, subsidiaries that are not wholly owned by us, or other partnerships with third parties in certain markets. Such arrangements may carry a higher risk than operating through wholly owned subsidiaries. If there are disagreements between us and the other shareholders of entities operating under such arrangements, we cannot assure you that we will be able to resolve them in a manner that will be in our best interests. We may also not be able to make decisions as quickly as compared to wholly owned operations. These other shareholders may have interests that are inconsistent with ours. All or any such factors could have an adverse effect on our businesses, prospects, financial condition and results of operations. There may also be heightened government scrutiny of shareholding arrangements in industries or sectors that have foreign ownership restrictions. If local or national authorities reach a different conclusion, they would have broad discretion including imposing penalties, and the business operations of such entity could be disrupted, and our reputation may be damaged.

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

We do not believe, based on advice from our Taiwan counsel, LCS & Partners, that we are a PRC investor under existing Taiwan law and court judgments. Therefore, we do not believe that we are prohibited from operating businesses that have statutory business categories not listed as permitted in the Positive Listings or that we need to seek prior PRC investment approval for operating businesses that have statutory business categories listed as permitted in the Positive Listings. We currently operate our e-commerce and digital entertainment businesses in Taiwan through our wholly-owned branch offices in Taiwan. Both of such entities were acquired or established upon approval by the relevant Taiwan government authorities. However, should the Taiwan authorities deem us to be a PRC investor, the Taiwan authorities may take a range of actions, including:

•	imposing fines between NT$120,000 (US$3,919) to NT$25,000,000 (US$816,460) and further fines if the non-compliance is not rectified as ordered;

•	ordering us to reduce any direct or indirect ownership or control by PRC investors in our company;

•	requesting us to divest some or all of our ownership or control in our operating entities in Taiwan;

•	suspending the rights of shareholders of our Taiwan operating entities; and

•	discontinuing the operations and revoking the business licenses of our Taiwan operating entities.

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

It is possible that laws and regulations may be adopted or construed to apply to us that could restrict or otherwise impact our industries. Scrutiny and regulation of the industries in which we operate may further increase, and we may be required to devote additional legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the regulation of currency, money laundering, banking institutions, unclaimed property, e-commerce, consumer and data protection and intermediary payments may be interpreted to cover services offered on Shopee, virtual items offered in our digital entertainment business or through our digital financial services platforms. Changes in current laws or regulations or the imposition of new laws and regulations regarding our industries may slow the growth of our industries and adversely affect our financial condition and results of operations.

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

We believe that Sea Limited is not a Singapore tax resident for Singapore income tax purposes. However, the tax residence status of Sea Limited is subject to determination by the Inland Revenue Authority of Singapore, or IRAS, and uncertainties remain with respect to the interpretation of the term “control and management” for the purposes of the Singapore Income Tax Act. If IRAS determines that Sea Limited is a Singapore tax resident for Singapore income tax purposes, the income of Sea Limited on a standalone basis that is received or deemed by the Singapore Income Tax Act to be received in Singapore, where applicable, may be subject to Singapore income tax. If Sea Limited is regarded as a Singapore tax resident, any dividends received or deemed received by Sea Limited in Singapore from subsidiaries located in a foreign jurisdiction with a rate of income tax or tax of a similar nature of less than 15% may be subject to additional Singapore income tax. Income is considered to have been received in Singapore when it is: (i) remitted to, transmitted or brought into Singapore; (ii) applied in or towards satisfaction of any debt incurred in respect of a trade or business carried on in Singapore; or (iii) applied to purchase any movable property that is brought into Singapore. In addition, as Singapore does not impose withholding tax on dividends declared by Singapore resident companies, if Sea Limited is considered a Singapore tax resident, dividends paid to the holders of our ordinary shares and ADSs will not be subject to withholding tax in Singapore. Regardless of whether or not Sea Limited is regarded as a Singapore tax resident, holders of our ordinary shares or the ADSs who are not Singapore tax residents would generally not be subject to Singapore income tax on gains derived from the disposal of our ordinary shares or the ADSs if such shareholders do not maintain a permanent establishment in Singapore, to which the disposition gains may be effectively connected, and the entire process (including the negotiation, deliberation, execution of the acquisition and sale, etc.) leading up to the actual acquisition and sale of the ADSs or our ordinary shares is performed outside of Singapore. For Singapore resident shareholders, if the gain from disposal of our ordinary shares or the ADSs is considered by IRAS as revenue in nature, such gain will generally be subject to Singapore income tax, and not taxable in Singapore if the gain is considered by IRAS as capital gains in nature to the extent that it does not fall within the ambit of Section 10L of the Singapore Income Tax Act. See “Item 10. Additional Information—E. Taxation—Singapore Taxation—Income Tax—Gains With Respect to Disposition of Our ADSs or Our Ordinary Shares.”

It will be difficult to acquire jurisdiction and enforce liabilities against our assets based in some of our markets.

Substantially all of our assets are located outside the United States. In addition, substantially all of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for our shareholders to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in the United States courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in the United States based on the civil liability provisions of the United States federal securities laws against us and our directors and executive officers. Even if our shareholders are successful in bringing an action of this kind, they may be unable or may find it difficult to enforce a judgment against our assets or the assets of our directors and executive officers due to the laws of the Cayman Islands and of the jurisdictions that comprise our markets. Management has been advised that many of the jurisdictions within Southeast Asia do not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States. It is unclear if extradition treaties now in effect between the United States and some of our markets would permit effective enforcement of criminal or other penalties, including those under U.S. federal securities laws.

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

A significant portion of our revenue and expenses are denominated in currencies subject to exchange control. If revenue denominated in such currencies increases or expenses denominated in such currencies decrease in the future, we may need to convert a portion of our revenue into other currencies to meet our foreign currency obligations. Currently, in Taiwan, a single remittance by a company for an amount over US$1 million or its equivalent in foreign currency shall be reported and documents supporting the accuracy of such report shall be provided to the bank handling such remittance before the remittance is conducted. In addition, remittances by a company in annual aggregate amounts exceeding US$50 million or its equivalent in foreign currency may not be processed without the approval of the Central Bank of the Republic of China (Taiwan). In Vietnam, exchanging Vietnamese dong into foreign currency must be conducted at a licensed credit institution such as a licensed commercial bank. Conversion of Thai baht to another currency is subject to regulations promulgated by the Ministry of Finance and Bank of Thailand. Conversion of Indonesian rupiah into any foreign currency that exceeds a certain specific threshold is required to have an underlying transaction and supported by underlying transaction documents. In Malaysia, the foreign exchange policy requires the approval of the Central Bank of Malaysia (BNM) for cross-border remittances which are either set out in the foreign exchange policy notices (“FEP Notices”) or applied for on an ad hoc basis. BNM has the discretion whether to grant its approval, and to impose any condition on such approval so there is no assurance that its approval will be granted. We may be unable to convert such local currencies into U.S. dollars or other foreign currencies to pay dividends or for other purposes on a timely basis or at all.

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

•
dilution of the ownership interests of our ADS holders due to conversions of our 2024, 2025 and 2026 convertible notes, which we may choose to settle by issuing ADSs, or from the unwinding of capped call transactions in connection with our 2024 and 2025 convertible notes;

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

Shareholders of public companies have often brought securities class action suits against those companies following periods of volatility or decline in the market price of their securities. Sea Limited is currently a defendant in multiple putative securities class actions. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” Involvement in a securities class action lawsuit could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not meritorious, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully established against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

Substantial future sales or perceived potential sales or issuances of our ADSs, Class A ordinary shares or other equity securities could cause the price of our ADSs to decline significantly. As of March 31, 2024, the aggregate principal amount outstanding of our 2024, 2025 and 2026 convertible notes was approximately US$152.0 million, US$1.1 billion and US$1.6 billion, respectively. The holders of our 2024, 2025 and 2026 convertible notes may convert their convertible notes in accordance with the instruments governing such convertible notes at the initial conversion rate of 19.9475 ADSs, 11.0549 ADSs and 2.0964 ADSs per US$1,000 principal amount, respectively. To the extent our convertible notes are convertible in a given period and converted and we issue ADSs to settle our obligations, the ownership interest of our ADS holders will be further diluted.

Our founder has control over key decision making as a result of his control of a majority of the voting power of our outstanding share capital and has substantial influence over our company.

We have adopted a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares since our IPO. On February 14, 2022, our shareholders approved the amendment and restatement of our memorandum and articles of association at our annual general meeting. Upon the effectiveness of such amendment, the voting power of our Class B ordinary shares increased from three votes per share to 15 votes per share on all matters subject to vote at general meetings of our company and Forrest Xiaodong Li, our founder, chairman and Chief Executive Officer, is the sole beneficial owner of all our Class B ordinary shares. The voting power of our Class A ordinary shares of one vote per share remains unchanged. Due to the different voting powers associated with our two classes of ordinary shares, as of March 31, 2024, our founder beneficially owns an aggregate of approximately 59.8% of the total voting power of our issued and outstanding ordinary shares. As a result, our founder has substantial influence over our business, including significant corporate actions including mergers, consolidations, and election of directors. As a board member and officer, Mr. Li owes a fiduciary duty to our company and must act in good faith in a manner he reasonably believes to be in the best interests of our company. As a shareholder, even a controlling shareholder, Mr. Li is entitled to vote his shares in his own interests, which may not always be in the interests of our shareholders generally. Certain actions may be taken even if they are opposed by our other shareholders. This concentrated control could discourage, delay or prevent a change of control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. It could also discourage a potential investor from acquiring our ADSs represented by our Class A ordinary shares, which has less voting power compared with our Class B ordinary shares, and may harm the trading price of our ADSs. In the event of his death, the Class B ordinary shares beneficially owned by Mr. Li will be automatically converted into an equal number of Class A ordinary shares.

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

We adopted our 2009 Share Incentive Plan, last amended and restated in April 2022, or the 2009 Plan, for the purpose of granting share-based compensation awards to officers, employees, directors and other eligible persons to incentivize their performance and align their interests with ours. In April 2022, our board of directors approved the amendment and restatement of the 2009 Plan to increase the maximum aggregate number of shares available under the 2009 Plan, pursuant to which on January 1 of each of 2023, 2024, 2025 and 2026, the maximum aggregate number of ordinary shares which may be issued under the 2009 Plan will increase by 3% of the total number of ordinary shares of all classes of the company outstanding on that day immediately before the increase. The current maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2009 Plan is 210,888,606. We are authorized to grant options, share appreciation rights, share awards of restricted shares and non-restricted shares, restricted share units and other types of awards the administrator of the 2009 Plan decides.

We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. As of March 31, 2024, outstanding awards granted under the 2009 Plan consisted of (i) options to purchase 59,598,234 Class A ordinary shares, (ii) 16,005,794 restricted Class A ordinary share units, and (iii) 267,574 share appreciation rights. As a result of our grants of awards under the 2009 Plan, we incurred share-based compensation expense of US$470.3 million, US$705.9 million and US$685.0 million in 2021, 2022 and 2023, respectively. For more information on our share incentive plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We will incur additional share-based compensation expenses in the future as we continue to grant share-based incentives. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may remain significant or increase, which may have an adverse effect on our results of operations.

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

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our memorandum and articles of association contain a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares, all of which are held by Forrest Xiaodong Li, our founder, chairman and Chief Executive Officer. As of March 31, 2024, our founder beneficially owned an aggregate of approximately 59.8% of the total voting power of our outstanding ordinary shares. In addition, in September 2022, Tencent granted an irrevocable voting proxy with respect to all its Class A ordinary shares to our board of directors to vote on matters that are subject to the vote of shareholders of Sea. Such proxy gives our board of directors (duly constituted from time to time) approximately 8.6% of voting power. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and our ADSs may be materially and adversely affected.

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

Depending upon the value and the nature of our assets and the amount and nature of our income over time, we could be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. We will be classified as a PFIC in any taxable year if either: (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest (including interest from our non-banking credit business), royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is generally categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own (or are deemed to own), directly or indirectly, 25% or more (by value) of the stock. In addition, although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes. As a publicly traded foreign corporation we intend for this purpose to treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock (“market capitalization”) plus the total amount of our liabilities and to treat the excess of the fair market value of our assets over their book value as a non-passive asset to the extent attributable to our non-passive income. Because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, we would likely become a PFIC for a given taxable year if the market price of the ADSs or Class A ordinary shares were to decrease significantly. The application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. If we are a PFIC for any taxable year during which a U.S. investor held the ADSs or Class A ordinary shares, the U.S. investor might be subject to increased U.S. federal income tax and to additional reporting obligations. We do not intend to provide the information necessary for the U.S. investor to make a qualified electing fund election with respect to the ADSs or Class A ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Based on our income and assets, and the value of the ADSs, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2023, and do not anticipate becoming a PFIC for the current taxable year or for the foreseeable future. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

Sea Limited is a holding company that does not have substantive operations. We conduct our three core businesses, namely e-commerce, digital financial services, and digital entertainment, through our subsidiaries and consolidated affiliated entities.

We began our digital entertainment business, Garena, at our inception in 2009, and have since expanded our game operations globally with the launch of our self-developed game, Free Fire.

We started to offer digital payment services in Southeast Asia in 2014. Since then, we have further expanded our digital financial service offerings across credit, banking and insurtech services in Southeast Asia, and have started to grow our presence in Brazil.

We launched our e-commerce business, Shopee, in Southeast Asia and Taiwan in 2015, and in Latin America in 2019.

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

Overview

Sea is a consumer internet company operating three core businesses of e-commerce, digital financial services, and digital entertainment, known as Shopee, SeaMoney and Garena. Each business is localized to meet the unique characteristics of our markets. Many of our markets are experiencing a generational transition to the new digital economy, with digital inclusion bringing consumers ever more closely to each other and online services, by leading internet business models such as our own. Our culturally rich and diverse markets observe a rise in traditionally underserved digital consumers, who require dedicated focus, resources, and respective local market knowledge.

•
Shopee is the largest e-commerce platform in Southeast Asia and Taiwan. It also has a significant presence in Latin America. Since its inception, Shopee has adopted a mobile-first approach and is a highly scalable marketplace platform that connects buyers and sellers. Shopee provides users with a convenient, safe and trusted shopping environment that is supported by integrated payment, logistics, fulfillment, and other value-added services. Our users enjoy the social nature of Shopee’s platform, where users can follow, rate and easily browse for discovery to enhance their retail experience. We also empower sellers with various tools and support and other value-added services for them to better engage with their buyers. We monetize Shopee mainly by offering sellers paid advertising services, charging transaction-based fees, and charging for certain value-added services, including logistics. We also purchase products from manufacturers and third parties and sell them directly to buyers on our Shopee platform.

•
SeaMoney is a leading digital financial services provider in Southeast Asia with a growing presence in Brazil. SeaMoney currently offers consumer and SME credit, mobile wallet, banking and insurtech services.

•
Garena is a global game developer and publisher. Garena provides users with access to popular and engaging mobile and PC online games that we develop, curate, license and localize for each market. We also promote esports in our markets to strengthen our game ecosystem and increase user engagement.

Each of our businesses provides a distinct and compelling value proposition to our users, and each exhibits strong virtuous cycle dynamics, which we believe support our leadership position and provide a strong foundation for continued growth while creating strong competitive moats.

 We have achieved significant scale and growth in the past years. Our total revenue increased from US$10.0 billion in 2021 to US$13.1 billion in 2023, a CAGR of 14.6%. We had gross profit of US$3.9 billion, US$5.2 billion and US$5.8 billion in 2021, 2022 and 2023, respectively. We incurred net losses of US$2.0 billion, US$1.7 billion and net income of US$162.7 million in 2021, 2022 and 2023, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Reporting” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Description of Certain Statement of Operations Items—Revenue” for a breakdown of our total revenues by category of activity and geographic market for each of the last three financial years.

Our Businesses

Shopee E-commerce Business

Our Shopee e-commerce platform is a mobile-centric, social-focused marketplace with integrated payment and logistics infrastructure and comprehensive services we offer to sellers. It is a highly scalable marketplace platform that provides users with a convenient, safe, and trusted shopping environment that is supported by integrated payment, logistics, fulfillment, and other value-added services. Shopee is the largest e-commerce platform in Southeast Asia and Taiwan. We also have a significant presence in Latin America.

Shopee’s marketplace model allows it to scale rapidly. In addition, we introduce many social and gamification elements into Shopee which we believe enables us to increase organic user acquisition, user retention and user time spent on our platform. Our GMV for the year ended December 31, 2023 was US$78.5 billion and gross orders totaled 8.2 billion.

While we primarily operate as a marketplace, we also purchase some products from manufacturers or third parties directly and sell on our Shopee platform under our official store to meet buyers’ demand. Bulk purchasing and direct product sales for specific product categories also enable us to offer a more diversified product assortment to our buyers.

Our Buyers and Sellers

Our buyers are individuals and households who mainly purchase from sellers that are within the same market.

Shopee sellers are primarily small and medium businesses, brands, large retailers as well as individuals, who view Shopee as an efficient and reliable way of managing the selling process while maximizing customer needs. On Shopee, each seller has an online storefront on which they list their products, communicate with buyers, and complete transactions. Our Shopee Mall hosts brands and large retailers prominently featuring their distinct logos and offers a premium shopping experience to a broad base of buyers.

E-commerce Platform Operations

Product Category Focus

We use targeted seller engagement and product placement to attract sellers and bring products to our platform. We leverage our deep understanding of local market conditions and user preferences to prioritize product categories that we believe have higher realization rates and profitability for our sellers. We currently offer a comprehensive general merchandise platform with strength in long-tail high-margin categories, such as fashion, health and beauty, and home and living. Meanwhile, we continue to expand categories to include an increasingly diverse range of products.

Seller Support and Service by Shopee

We offer strong support to sellers on the Shopee platform through large on-the-ground teams with deep knowledge of our local markets. Our local teams also offer fast and localized operational and technological assistance in using business management tools. Moreover, an extensive network of logistics and payment solution providers are integrated into the platform to provide users with a one-stop solution. In addition to such integrated payment and logistics, we also offer sellers fulfillment and other value-added services.

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

Buyer Protection

We focus on creating a secure and reliable shopping environment for our buyers and have developed robust consumer protection policies and procedures, including the following measures:

•	Seller Verification. Sellers on the Shopee platform are subject to verification process and must agree to our standard terms of service before opening a seller account.

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

Integrated Logistics Services

Logistics is critical for the development of e-commerce in our markets since many of them have terrain that is difficult to navigate and underdeveloped infrastructure. We rely on a combination of our own logistics capability and third-party logistics service providers to service Shopee orders. The logistics service providers which we cooperate with include some of the largest and most reliable service providers in our markets. We also build our own local logistics capabilities to more effectively serve our buyers and sellers.

Moreover, sellers and buyers can track the delivery status of their packages on our Shopee platform and provide feedback on logistics services. We evaluate and provide feedback to our logistics service providers to improve the level of services provided to our users, such as average delivery time.

Payment on Shopee

As transactions on Shopee are protected by Shopee Guarantee, buyers make payments to Shopee’s designated Shopee Guarantee account which are then released by Shopee to the sellers upon buyers’ receipt or deemed receipt of the goods. Depending on the market, sellers and buyers can choose from a number of payment options to complete transactions on Shopee, including our own mobile wallet and consumption loan services, credit cards, bank transfers through ATM or over the internet, and cash payments upon delivery or at designated convenience stores. Shopee has already integrated its payment processing system with SeaMoney’s payment infrastructure.

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

Users can win “Shopee Coins” from making purchases, sharing reviews, playing mini-games and participating in campaign activities, then use these Shopee Coins to offset the cost of purchase from eligible sellers. “Shopee Prizes” are a variety of mini games that promote in-app interactions between fellow users through achieving individual or group rewards. “Shopee Live” enables buyers to watch and purchase directly from livestreams hosted by sellers and content creators. These livestreams promote real-time product demonstrations and interactions between sellers, content creators and their viewers, driving a path to purchase.

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

SeaMoney Digital Financial Services Business

SeaMoney, our digital financial services business, is a leading digital financial services provider in Southeast Asia with a growing presence in Brazil. SeaMoney currently offers consumer and SME credit, mobile wallet, banking and insurtech services.

SeaMoney’s credit business primarily consists of consumer and SME loans provided predominantly to both Shopee buyers and sellers. On the buyer side, we offer consumption loans (SPayLater) which gives users the ability to complete their purchase first and make the payment later or in instalments, and cash loans which allows users to meet their short-term borrowing needs. The tenure of such loans is short, generally in the range of 3 to 12 months. On the seller side, we offer unsecured SME loans to help sellers expand their operations and fast escrow services to help sellers receive their funds faster and improve cash flow management. As of December 31, 2023, based on our total loan balance outstanding and number of loans outstanding, our average loan size was approximately US$18.

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

Moreover, SeaMoney offers other digital financial services to its users through technology, such as banking services in Singapore, Indonesia and the Philippines.

We also offer insurance products through our SeaInsure business. SeaInsure acts as an underwriter for selective types of life and non-life insurance products in certain of our markets. We also act as the insurance agent and conduct insurance brokerage business in certain of our markets.

Monetization

We mainly monetize our digital financial services business by earning interest and fees from our credit and banking businesses, charging fees from our mobile wallet services and by earning premium or commission from our insurance business.

Marketing

Marketing of our SeaMoney products and services have been done through online and offline advertisements and in-app advertisements through our Shopee apps.

Regulation

The financial services industry is heavily regulated and we are required to obtain and maintain certain licenses in the jurisdictions in which we provide financial services. As of the date of this annual report, we have, directly or through partnerships, obtained licenses and governmental approvals necessary to provide payment services in Indonesia, Vietnam, Thailand, the Philippines, Malaysia, Singapore and Brazil and to provide credit services in Indonesia, Thailand, the Philippines and Malaysia. We have also obtained licenses and governmental approvals necessary to offer general and life insurance products in Indonesia and the Philippines, to operate as a broker in Thailand and the Philippines and as an agent in Malaysia. As we expand our digital financial services business to additional markets, we may need to obtain additional licenses and permits in order to comply with local laws. See “—Regulation” and “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—We are subject to extensive and changing laws and government regulations across our business.”

 We have bank licenses in Indonesia and the Philippines. In addition, we have been granted a digital full bank license in Singapore. For further details, see “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Related to Our Digital Financial Services Business—Our banking business may subject us to additional material business, operational, financial, legal and compliance requirements and risks.”

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

Our Games

Our games consist of self-developed games and games licensed from third-party developers. We offer immersive games covering some of the most popular and engaging genres, such as battle royale games; multiplayer online battle arenas, or MOBAs; role-playing games, or RPGs; massively multiplayer online role-playing games, or MMORPGs; racing games and sports games. In most of these games, users play online in a virtual environment existing on network game servers that connect a large number of players simultaneously to interact with each other within the games.

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

Game Players

We have a large and active user base for our online game business.

The table below sets forth certain of our operating metrics for the periods indicated.

	For the Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
Bookings (US$ in billions)(1)	0.5	0.4	0.4	0.5
Game QAUs (in millions)	491.6	544.5	544.1	528.7
Game QPUs (in millions)	37.6	43.1	40.5	39.7

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

We provide our game developer-partners access to a large user base in highly diverse markets across the globe, enabling our games to quickly become popular. Our services to third-party game developers include game launch and hosting, localization, marketing, distribution, monetization, integrated payment infrastructure, including access to our SeaMoney mobile wallet services, and online and offline community building activities.

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

We offer multiple methods for users to purchase in-game items, including through the Google Play Store and the iOS App Store payment gateways, our SeaMoney mobile wallet services, other online payment gateways, bank transfers, credit cards, debit cards, mobile phone billing, and prepaid cards, including our own prepaid cards, which are sold through agents.

Esports and Community Building

Garena organizes esports events annually and operates one of the largest mobile-game professional leagues in Southeast Asia, Taiwan and Latin America. We organize esports competitions that range in size from relatively small-scale local tournaments to widely publicized and promoted global esports events.

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

Intellectual Property

Our business is based significantly on the acquisition, creation, use, and protection of intellectual property. Free Fire, our self-developed game, is one of our key intellectual properties. Other forms of this intellectual property include the technology and know-how that we developed and use to operate our e-commerce, payment and other financial services products.

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

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of the intellectual property created by or licensed to us. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—We may be subject to intellectual property-related risks.” Also, we cannot be certain that our intellectual property and/or the products and content on our platforms do not or will not infringe on the valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to our intellectual property and/or the intellectual property of others, as discussed in “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Other Operational Risks—We may be subject to risks related to litigation and regulatory proceedings.”

Competition

Each of the e-commerce, digital financial services and online games industries in our markets is highly fragmented. We face competition in each of our lines of business in each market where we operate. Some of our competitors may have greater access to capital markets, more financial and other resources, and a longer operating history than we do. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—We may fail to compete effectively.”

E-commerce

We face competition from regional players that operate across several markets and global players that expand into our markets by building local platforms or making their existing platforms accessible to users in our markets and from single-market players and retailers. We compete with online and offline players to attract, engage, and retain buyers based on the variety and value of products and services listed on our marketplaces, overall user experience and convenience, online communication tools, social features, integration with mobile and networking applications and tools, mobile applications and availability, quality and costs of payment and logistics services. We also compete with online and offline players to attract and retain sellers based on the number and the engagement of buyers, the effectiveness and value of the services we offer to sellers, commission rates, and the availability of support services. We also compete to attract and retain content creators for e-commerce. In addition, we may face increasing competition from social media platforms, online and app-based search engines through which products and services may be researched and sold, and other content-providing market players. Social media platforms with high levels of user engagement may be able to leverage content and user connections and traffic on their platform to increase the visibility and attractiveness of a wide variety of brands and products.

Digital Financial Services

SeaMoney competes with existing online and offline consumer and SME financial products and services, as well as banks and other larger financial institutions. SeaMoney competes with these companies primarily on network size, transaction processing speed, convenience, accessibility, reliability, and price. We believe that strengths across the e-commerce and digital entertainment businesses position us very well to grow our digital financial businesses and SeaMoney has a significant competitive advantage with the strong demand in our markets for seamless and convenient forms of mobile payments as well as the continued development of the digital economy in our markets.

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

Regulation

This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations, namely Indonesia, Taiwan, Vietnam, Thailand, Singapore and Malaysia. The primary laws and regulations to which we are subject relate to foreign investment, dividend distributions, foreign exchange controls, e-commerce, mobile wallet, payment processing, game operating, data protection, intellectual property rights, anti-money laundering and terrorism financing and employment and labor.

Indonesia

Regulations on Foreign Investment

The Law No. 25 of 2007 regarding Investment issued on April 26, 2007, as amended by Government Regulation In Lieu of Law No. 2 of 2022 regarding Job Creation (the “Indonesia Investment Law”), states that all business sectors or business types are open to foreign investment, except certain lines of business that the Indonesian government has expressly prohibited or restricted from foreign investment. Under the Indonesia Investment Law, foreign investors can own up to 100% of the equity in e-commerce marketplace and game distribution businesses in Indonesia. We have obtained the investment in-principle license and the business license required for foreign investment companies engaging in e-commerce marketplace and game distribution businesses in Indonesia issued by the Indonesia Investment Coordinating Board. In addition, the Indonesia Investment Law renders void any agreements containing statements by Indonesian shareholders that they hold shares in an Indonesian company for the benefit of a foreign beneficiary.

Regulations on the Use of Indonesian Rupiah

On January 12, 2023, the government of Indonesia enacted Law No. 4 of 2023 on Financial Sector Development and Reinforcement, which amends Law No. 7 of 2011 on Currency (the “Indonesia Currency Law”). Notwithstanding this, Bank Indonesia Regulation No. 17/3/PBI/2015 on the Mandatory Use of Indonesian Rupiah within the Territory of the Republic of Indonesia (the “Indonesia Currency Law Implementation Regulations”) and Bank Indonesia Circular Letter No. 17/11/DKSP, the implementing guideline to the Indonesia Currency Law Implementation Regulations, remain applicable. Such rules require the use of Indonesian rupiah for all transactions conducted within Indonesia, including transactions for payment, settlement of obligations and other financial transactions, except for certain exemptions provided under the Indonesia Currency Law Implementation Regulations. Failure to comply with any provisions under the Indonesia Currency Law Implementation Regulations may lead to administrative, criminal or monetary sanctions of 1% of the transaction value with a maximum amount of IDR1 billion (US$64,771).

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

On November 25, 2023, the Indonesian Ministry of Trade published Regulation No. 31 of 2023 on the Provisions of Business Licensing, Advertising, Development, and Supervision of Businesses Actors in Trading through Electronic Systems (“Regulation 31”).

Regulation 31 introduced (a) new restrictions on interconnection between electronic systems used for e-commerce and those not used for e-commerce, (b) platform providers are now required to provide equal business opportunities to all merchants and maintain the prices of goods and/or services and ensure they are free from any direct or indirect price manipulations, to supervise, prevent and mitigate any unfair business and/or price manipulation practices through the establishment of adequate standard operating procedures, and (c) platform providers that engage in cross-border marketplace activities are required to apply minimum prices for merchants that sell imported finished goods within their system. Regulation 31 sets a minimum freight on board price of US$100 per unit of goods.

Any failure to comply with these prohibitions may result in the imposition of administrative sanctions and/or other forms of sanctions, as set out under relevant laws and regulations, including written reprimands and the revocation of business permits.

Governance of Electronic Information and/or Documents

General obligation of the government to prevent the dissemination of prohibited content is explicitly provided under Law No. 11 of 2008 on Electronic Information and Transaction, as amended by Law No. 19 of 2016 and recently by Law No. 1 of 2024 (the “Electronic Information and Transaction Law”). On November 24, 2020, the Indonesian government enacted MCI Regulation No. 5 of 2020 on Private Electronic Systems, as amended by MCI Regulation No. 10 of 2021 (the “Private Electronic Systems Regulation”). Under the Private Electronic Systems Regulation, all digital platforms that fall within the private electronic system provider category, including platforms that offer goods and/or services such as financial transaction services and paid content to users’ devices, are required to ensure that their platforms do not contain or facilitate the dissemination of prohibited content. Prohibited content includes those that violate the prevailing law, disturb members of the public and public order, and provide access to or information to access prohibited content. The digital platform operator must take down any prohibited content identified in a written notice from the Ministry of Communication and Informatics (“MCI”) no later than 24 hours upon receiving such notice. If the content is related to terrorism, child pornography, or any other content that may disturb public order, the take down request will be considered as urgent and must be concluded within four hours upon receiving notice from MCI. Furthermore, the Private Electronic Systems Regulation requires private electronic system operators to register their platform within six months from the effective implementation of the Risk-Based Approach OSS Portal, by July 20, 2022. We have completed the registration for our relevant platforms in Indonesia.

Failure to take down prohibited content within the specified time period would, amongst others, cause MCI to block the public’s access to the platform. Upon removal of the prohibited content, the digital platform operator or the relevant ministry or institution may submit a written request to MCI to lift the block on the platform.

Limitations and Liabilities of Platform Operators and E-commerce Merchants

The E-commerce Regulation includes certain limitations of liability for e-commerce platform providers. E-commerce platform providers and intermediary service providers are discharged from liability for any illegal third-party content found on their platforms if the relevant provider has acted expeditiously to remove or disable access to such content after being aware of its existence. However, the E-commerce Regulation does not provide any clear criteria on what constitutes an expeditious response. As for an intermediary service provider, it will also be discharged from any liability for illegal content if such provider is acting as mere conduit, caching, hosting and search engine providers. More detailed guidelines are provided in the Private Electronic Systems Regulation, which specifically addresses the steps to be taken by user-generated-content platforms (“UGC platforms”), to be discharged from liabilities arising from prohibited content uploaded by their users. First, UGC platform operators must maintain a governance policy governing the rights and obligations of the users and the operator as well as the division of liability arising from the users’ content. Subsequently, the UGC platform must include a reporting feature which can be accessed by members of the public to file a claim or report on the existence of prohibited content on its platform. Further, UGC platform operators must provide the information relating to the uploader of the prohibited content to the relevant law enforcement agencies and comply with the mandatory take down timeline.

If we fail to employ the abovementioned measures or to act in a timely or effective manner in response to user reports relating to listings or sales of prohibited content on the Shopee e-commerce marketplace, we may be subject to sanctions in the form of, amongst others, a temporary or permanent block.

Regulations on Personal Data Protection and Information Security

On October 17, 2022, Law No. 27 of 2022 on Personal Data Protection (“PDP Law”) was enacted and effective, providing a new framework for personal data protection in Indonesia. To the extent provisions in existing and separate regulations relating to privacy and/or personal data protection in Indonesia such as MCI Regulation No. 20 of 2016 on Personal Data Protection in Electronic Systems and Government Regulation No. 71 of 2019 on the Provision of Electronic System and Transactions (collectively, “General Data Protection Regulations”), do not conflict with the PDP Law, the non-conflicting provisions in these General Data Protection Regulations remain valid. These General Data Protection Regulations set out the rules governing the protection of personal data that are stored in electronic form while PDP Law governs protection of personal data that are stored both in electronic and non-electronic forms. The PDP Law introduces the definitions of “Personal Data Controllers” and “Personal Data Processors,” which previously was limited to “electronic system provider” under the General Data Protection Regulations. The Personal Data Controllers, either individually or jointly with other parties, determine the purpose and control the processing of personal data, while the Personal Data Processors, either individually or jointly with other parties, act on behalf of the Personal Data Controllers to process personal data. The PDP Law requires any action taken in relation to the processing of personal data by either Personal Data Controllers and Personal Data Processors, including acquisition and collection, processing and analysis, storage, correction and updates, display, announcement, transfer, dissemination, disclosure, and deletion or destruction, to be subject to provisions of the PDP Law, such as requiring prior consent of the owner of such personal data. Further, under the PDP Law, the Personal Data Controllers and Personal Data Processors are imposed with a comprehensive set of obligations, including: (i) adoption of internal data protection and security policies, (ii) performing an impact assessment for any high-risk personal data processing, (iii) providing access to the personal data that is processed along with the track record of the processing in accordance with the storage period, (iv) appointment of a data protection officer by Personal Data Controllers or Personal Data Processors to carry out personal data protection functions, and (v) for overseas transfer of personal data, ensuring the recipient country has an equal or higher personal data protection governance than the PDP Law, or otherwise, ensuring that there is adequate and binding protection, or if the foregoing is not available, consent from the personal data subjects.

The General Data Protection Regulations clarify the data localization requirement by specifying that such requirement applies only to “public electronic systems providers” (i.e., central and regional executive, legislative, judicative bodies and any other bodies established pursuant to a statutory mandate, and entities appointed by the public bodies to operate electronic systems on their behalf). Meanwhile, a private provider can choose whether to process and/or host its electronic systems and data onshore or offshore. Regardless of the location, such provider must ensure that its electronic systems and data are accessible to the authority. However, this flexibility does not apply to private operators in the banking and financial services sectors.

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

In the event of a data breach, the PDP Law requires the Personal Data Controllers to deliver written notification no later than 72 hours to the personal data subjects and to the personal data protection authority. Given that the personal data protection authority has not yet been established, the notification should be delivered to MCI.

If the Personal Data Controllers or the Personal Data Processors fail to comply with the PDP Law, they may be subject to sanctions in the form of warnings or written reprimands, temporary suspensions of personal data processing activities, forced deletion or destruction of personal data, and administrative fines of up to 2% of annual revenue and income of the Personal Data Controller or the Personal Data Processor. If corporations fail to comply with PDP Law, they may be subject to criminal fines as well as license revocation and liquidation.

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

On December 22, 2023, the Financial Services Authority (Otoritas Jasa Keuangan/OJK) issued OJK Regulation No. 22 of 2023 on Consumer and General Public Protection in the Financial Services Sector (“OJK Regulation 22”). Under OJK Regulation 22, financial services entities are prohibited from carrying out actions which violate regulatory provisions or societal norms which cause physical and/or psychological disturbances towards potential and/or existing consumers and are prohibited from collaborating with parties who do not have the relevant license in the financial sector. OJK Regulation 22 also requires financial service institutions to, among others, have and implement consumer protection policies and procedures, have a consumer protection unit or function, and report the implementation of consumer protection to the OJK. Violations of this regulation may result in administrative sanctions, ranging from written warnings to revocation of license. On the other hand, OJK Regulation 22 protects financial services institutions from consumers with ill intentions such as consumers that provide information and/or documents that are unclear, inaccurate, false and misleading, consumers that refuse to carry out obligations as stated in the agreement and use threats or violence, consumers that transfer goods as collateral for credit or financing products without the approval from the relevant financial services institution, and consumers that submit collateral originating from criminal acts.

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

Under prevailing Indonesian laws and regulations, electronic money or e-money is defined as a payment instrument (i) issued on the basis of the source of funds being denominated in Indonesian rupiah that is deposited in advance to the e-money issuer, (ii) where the source of funds denominated in Indonesian rupiah is stored electronically in a server or a chip for purposes of transferring funds, and (iii) where the value of the e-money managed by the issuer is not considered as savings under the banking regulations. The Payment Service Providers Regulation also recognizes two types of e-money systems: (i) closed loop systems, where the e-money can only be used as a payment instrument for goods and/or services provided by the e-money issuer, and (ii) open loop systems, where the e-money can be used as a payment instrument for goods and/or services provided by third party providers. A closed loop e-money provider which issues floating funds less than IDR1 billion (US$64,771) is exempted from the licensing requirement. An e-money provider may offer features such as user registration, deposit top-up, payment transaction for purchases and bills payment, while funds transfer and cash withdrawal and any additional features (upon approval from Bank Indonesia) are only available for open loop e-money for registered users and licensed e-money providers. Unregistered users can deposit up to IDR2 million (US$130) in e-money value, whilst registered users may deposit up to IDR20 million (US$1,295). The maximum amount of e-money transaction in one month is IDR20 million (US$1,295) for unregistered e-money, and IDR40 million (US$2,591) for registered e-money. We, through our local partnership, currently hold an e-money license in Indonesia.

With respect to reporting obligations, both e-money and e-wallet providers are obliged to submit periodical and incidental reports to Bank Indonesia. The periodical reports consist of daily, monthly and annual reports, as well as a report on the result of independent audits on information systems and security testing. Incidental reports include report of data and information in documents submitted when applying for a license to Bank Indonesia, results of independent audit on information system in case of any significant changes, any problems in the payment transaction processing, change of capital, shareholding, control, and/or management, and force majeure events. Any failure to comply with the regulations governing payment service providers may result in reprimands and monetary fines, and depending on the severity of the non-compliance, may also result in temporary suspension of activities and/or revocation of the relevant license.

Regulations on Payment Systems

In December 2020, Bank Indonesia issued Regulation No. 22/23/PBI/2020 of 2020 on Payment Systems (the “Payment Systems Regulation”), which became effective on July 1, 2021. The Payment Systems Regulation is intended to be an “umbrella” regulation that provides a regulatory framework for the Indonesian payment systems industry.

The Payment Systems Regulation categorizes non-bank payment institutions into two categories, PSP and payment infrastructure providers (“PIP”). PSPs include most institutions providing front-end services to end-consumers such as e-money issuers, acquirers, payment gateway services providers, and fund transfer/remittance services providers. PIPs are generally institutions which facilitate clearing and settlements or back-end services, between PSPs or between other PIPs.

PSPs and PIPs are classified based on transaction size, interconnectivity, complexity, and whether they are replaceable. Bank Indonesia assesses the existing licensed players to: (i) reclassify the licensee, and (ii) ensure the capability of the licensee to fulfil the new requirements, particularly on capital and financial, risk management, and IT system capability aspects. Based on the assessment, Bank Indonesia will convert the existing license into a new license. The licensee will need to make a statement of commitment to comply and afterwards, the licensee will be given a transition period of two years to fulfil the requirements. We, through our local partnership, are classified as a PSP.

Foreign investors in a PSP are permitted to hold up to 85% economic interests and Bank Indonesia does not take into account economic interests in determining control, and foreign investors are permitted to hold up to 49% shares with voting rights. A shareholder in a PSP will be deemed to have control if it holds at least 51% voting rights in the PSP, have a right to appoint members of management in the PSP, or holds a veto right in the PSP’s general meeting of shareholders. Such control can only be held by domestic parties. Bank Indonesia does not differentiate between economic interests and voting right in a PIP where a foreign investor can only hold up to 15% economic interests. These restrictions are also applicable to existing providers if there is a change in the foreign shareholding in such provider after July 1, 2021.

The Payment Systems Regulation expressly prohibits PSPs from: (i) accepting cryptocurrency in a payment transaction processing, (ii) processing payment transactions with virtual currency as the source of funds, and/or (iii) linking virtual currency with payment transactions processing.

Regulations on Online Lending / Financing

Online lending/financing in Indonesia is regulated under two categories, namely off-balance sheet and on-balance sheet. Whilst online on-balance sheet lending businesses are subject to the financing company regulations that are applicable to its offline counterparts, online off-balance sheet lending, or peer-to-peer lending, is regulated specifically under the OJK Regulation No. 10 /POJK.05/2022 on Information Technology-Based Co-Funding Services. We have the requisite license for the financing business we currently conduct in Indonesia.

Regulations on Banking

Banking in Indonesia is regulated under Law No. 7 of 1992 regarding Banking issued on March 25, 1992, as amended by Law No. 4 of 2023 on Financial Sector Development and Reinforcement (the “Banking Law”). The Banking Law governs banks’ types and businesses, licensing, legal form and ownership, management structure, and bank secrecy. In 2020, the Financial Services Authority issued Regulation No. 12/POJK.03/2020 TAHUN 2020 on Consolidation of Commercial Banks which requires all banks to fulfil a minimum core capital of at least IDR3 trillion (US$194 million) by December 31, 2022. Moreover, OJK enacted the Financial Services Authority Regulation No. 12/POJK.03/2021 on Commercial Banks or the Commercial Banks Regulation on October 30, 2021. The Commercial Banks Regulation amends the four categories of banks called “Buku” to “Bank Categories Based on Core Capital (Kelompok Bank berdasarkan Modal Inti)” or “KBMI.” Banks are divided into four KBMI categories, namely: (i) KBMI 1 with core capital equal or less than IDR6 trillion (US$389 million), (ii) KBMI 2 with core capital between IDR6 trillion (US$389 million) and IDR14 trillion (US$907 million), (iii) KBMI 3 with core capital between IDR14 trillion (US$907 million) and IDR70 trillion (US$4.5 billion), and (iv) KBMI 4 banks with core capital of more than IDR70 trillion (US$4.5 billion).

Regulations Relating to Game Business

On January 24, 2024, MCI enacted the MCI Regulation No. 2 of 2024 on Game Classification (the “Game Classification Regulation”). Under the Game Classification Regulation, any individual, business entity and/or legal entity that markets gaming products (“Game Publisher”) must conduct an independent classification on the gaming products that it intends to advertise and/or market in Indonesia. The Game Classification Regulation classifies games into five categories which are intended to guide parents and users to choose games that are appropriate for the age group of the users. Based on the content of the games, games are classified into the following age groups: (i) 3 years old and over, (ii) 7 years old and over, (iii) 13 years old and over, (iv) 15 years old and over, and (v) 18 years old and over. The content categories that are used to classify the games into the foregoing categories include alcohol use, cigarette and/or electronic cigarette, violence, language use, and online interaction.

After a Game Publisher completes the classification process, the classification result must be assessed by a game classification examiner. The examination result must then be included in the game description, packaging, and advertisement. If the examination result is different from the independent classification result, the Game Publisher may raise an objection to MCI.

Failure to comply with the classification requirement may subject a Game Publisher to administrative sanctions in the form of written reprimand, temporary suspension of the game, or permanent suspension of the game. Game Publishers are given a 2-year grace period from January 24, 2024 to comply with the Game Classification Regulation. Games that are already classified or rated outside of Indonesia and marketed in Indonesia must also comply with the Game Classification Regulation within the 2-year grace period.

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

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

Prevention and Eradication of Money Laundering

Law No. 8 of 2010 on Prevention and Eradication of Money Laundering regulates the types of transactions which are required to be reported to the Indonesian Financial Transaction Reports and Analysis Center (“PPATK”), and the entities responsible to report such transactions. Under this law, any party who conceals or disguises the origin, source, location, allocation, assignment, or actual ownership or assets known or reasonably suspected to be proceeds of crimes may subject to monetary sanction of up to IDR5 billion (US$323,855) or imprisonment of up to 20 years. Financial service providers must comply with know-your-customer principles and report suspicious financial transactions that it believes is related to money laundering to the PPATK. The reporting party is required to report to PPATK any suspicious financial transaction entered into with its customers having a minimum amount of IDR500 million (US$32,386), or an equivalent value in other currencies, and/or any financial transaction involving the transfer of funds from and to other countries, no later than 14 business days after the transaction is conducted.

Failure to submit the report may subject the reporting party to administrative sanction(s) including warning letters, public announcements on the action or an administrative penalty.

Prevention and Eradication of Terrorism Financing

Law No. 9 of 2013 on the Prevention and Eradication of Terrorism Financing was enacted in order to prevent the funding of terrorists. Under this regulation, an act of terrorism financing is defined as direct and/or indirect acts to provide, collect, grant, or loan funds to persons that would knowingly use the funds to conduct terrorist acts. Companies that fund terrorism in Indonesia may face large monetary fines, have their assets seized and their permits revoked. Moreover, such companies may also be dismantled or expropriated by the government. Financial service providers must comply with know-your-customer principles and report suspicious financial transactions that it believes is related to terrorism to the PPATK. Intentionally failing to do so will result in fines of up to IDR1 billion (US$64,771). Financial service providers that provide fund transfer services must also request the sender of funds to present identification and information explaining the purpose of the fund transfer and must keep a record of all transactions for at least five years. Funds of the alleged financers of terrorism may be frozen upon the request of the PPATK, investigators, public prosecutors, a judge, and other legally designated parties.

Regulations on Labor

Under Law No. 13 of 2003 on Manpower, as amended by Government Regulation In Lieu of Law No. 2 of 2022 regarding Job Creation (the “Indonesia Manpower Law”), we are not allowed to pay our employee wages below the minimum wage stipulated annually by the relevant provincial government. In certain conditions, a governor may set the minimum wage for regencies or municipalities in their respective provinces. The minimum wage is set in accordance with the economy and employment situation of the relevant province. If we fail to abide by requisite minimum wage regulations in the Indonesia Manpower Law, our directors may be liable to a term of imprisonment of no less than one year and up to four years. Moreover, we may also be subject to a fine of no less than IDR100 million (US$6,477) and up to IDR400 million (US$25,908).

Indonesia has adopted social protection and social welfare programs for employees who are working in Indonesia under Law No. 24 of 2011 on the Social Security Agency as amended by Government Regulation In Lieu of Law No. 2 of 2022 regarding Job Creation (the “Indonesia Social Security Agency Law”). The Indonesia Social Security Agency Law establishes two social welfare programs, namely, the healthcare social security insurance and employment social security. Employment social security covers occupational accident security program, death security program, old-age security program, pension security program, and job-loss security program. Under the Indonesia Social Security Agency Law, an employer is required to register itself and its employees as employment social security participants. If an employer fails to comply with this obligation, it will be subject to a written warning, fines and/or exclusion from certain public services, which relate to business-related licensing, license required to participate in project tenders, license to employ foreign workers, license to outsource company, and building permit. The Indonesia Social Security Agency Law further stipulates that an employer that violates its obligation to provide the requisite financial contributions to healthcare social security insurance and employment social security will be subject to up to eight years of imprisonment and fines of IDR1 billion (US$64,771). In addition, every person, including foreign nationals, who is employed for at least six months in Indonesia, must participate in the social security programs in Indonesia.

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

In case of being deemed non-compliant with the above-mentioned laws and regulations, the Taiwan authorities may take a range of actions, including:

•	imposing fines between NT$120,000 (US$3,919) to NT$25,000,000 (US$816,460) and further fines if the non-compliance is not rectified as ordered;
•	ordering the violator to reduce any direct or indirect ownership or control by PRC investors;
•	requesting the violator to divest some or all of its investment or control in its invested entities in Taiwan;
•	suspending the rights of shareholders; and
•	discontinuing the operations and revoking the business licenses of its invested entities in Taiwan.

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

Regulations on Foreign Exchange

Foreign exchange matters are generally governed by Taiwan’s Foreign Exchange Regulation Act, last amended on April 29, 2009, and regulated by the Ministry of Finance of Taiwan, and the Central Bank of the Republic of China (Taiwan). Authorized by the Foreign Exchange Regulation Act, the Central Bank of the Republic of China (Taiwan) has promulgated the Regulations Governing the Declaration of Foreign Exchange Receipts and Disbursements or Transactions, last amended on December 26, 2022, in order to deal with the declaration of foreign exchange receipts, disbursements or transactions involving NT$500,000 (US$16,329) or more or its equivalent in foreign currency.

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

Intellectual property rights are protected primarily through the Copyright Act (last amended on June 15, 2022), the Patent Act (last amended on May 4, 2022), the Trademark Act (last amended on May 24, 2023) and the Trade Secrets Act (last amended on January 15, 2020) in Taiwan.

Regulations on E-commerce

As there are no specific regulations in Taiwan governing e-commerce businesses, operation of e-commerce in Taiwan is regulated by a number of legislations, such as the Personal Data Protection Act, the Act Governing Electronic Payment Institutions, and the Consumer Protection Act. See “—Regulations on E-payment Services” and “—Regulations on Data Protection and Information Security” below. The regulation on e-commerce by the Consumer Protection Act is generally implemented through the Matters to be included and Excluded in the Online Transaction Standard Form Contracts for Retailers and Others. According to this legislation, last amended on July 15, 2016, online retail business is required to present certain information on their website, such as product information, delivery method and location, and mechanism for resolution of consumer disputes.

Regulations on E-payment Services

Under the Act Governing Electronic Payment Institutions promulgated on February 4, 2015, effective as of May 3, 2015 and last amended on January 19, 2023 (such amendments effective as of March 1, 2023), an “electronic payment institution” means a company approved by the Financial Supervisory Commission to operate the following businesses and certain ancillary or derivative businesses as prescribed under the Act Governing Electronic Payment Institutions: (i) collecting and making payments for real transactions as an agent, (ii) accepting deposits of funds as stored value funds, (iii) conducting small amount of domestic or foreign exchange, and (iv) conducting the purchase and sale of the foreign currencies and the currencies of PRC, Hong Kong or Macau. However, a company which (i) only engages in the business of collecting and making payments for real transactions as an agent; (ii) the total balance of funds it collects/pays and keeps does not exceed NT$2 billion (US$65 million) in the average daily amount of a year; and (iii) does not accept deposits of funds as stored value funds, or transfer funds between e-payment accounts, is not considered an electronic payment institution. If the total balance of funds such company collects/pays exceed NT$2 billion (US$65 million) in the average daily amount of a year, or if such company conducts either accepting deposits of funds as stored value funds, or transferring funds between e-payment accounts or by using a stored value card, then such company shall apply for a license to qualify as an electronic payment institution.

Regulations on Imported Games and Game Operations

Operations of online games are regulated by the Regulations on the Rating of Game Software. Game operating companies and agents of game software need to clearly label the rating and warning language on the packaging or webpages of the game according to the rating system under the regulations and register the rating level and plot of such game software in the database of the competent authority to allow for rating level searches prior to the earliest date on which the game is made available for public purchase. In the event the rating level of a game is not labeled properly according to the relevant regulations, the game operating company or agent may be subject to fines, and may be subject to repeated penalties if such non-compliance is not rectified within the stipulated periods.

In addition, according to the Recording of Matters in the Standard Contracts of Online Games, game operating companies need to label the following information on their (a) game websites, log-in page of the game or checkout page; and (b) the packaging of their games: (i) the rating level and the age groups that are prohibited or suitable for the game, (ii) the minimum system requirements for running the game, (iii) payment information for safety systems provided within the online games (if any) and whether such safety systems are free or not, and (iv) information and certain warning language regarding in-game activities, rewards, prizes and winning percentage.

Regulations on Data Protection and Information Security

The main regulation governing the protection of personal data in Taiwan is the Personal Data Protection Act, last amended on May 31, 2023. The Personal Data Protection Act governs the collection, processing and use of personal information in order to prevent abuse of personal data by other parties. Companies that seek to collect, process and use personal information need to disclose the name of the party collecting the personal information and the purpose of collecting the personal information subject to the user’s consent. Data subjects should also be informed of their rights under the Personal Data Protection Act and how they can exercise such rights. Our digital entertainment and e-commerce businesses are required to comply with the Personal Data Protection Act while collecting, processing, transferring, and using the personal information of our users. Failure to comply with the Personal Data Protection Act will give rise to fines and criminal liability.

Regulations on Anti-money Laundering and the Prevention of Terrorism Financing

According to the Money Laundering Control Act of Taiwan, last amended on June 14, 2023, money laundering includes the following behaviors: (i) knowingly disguises or conceals property or property interests obtained from a serious crime or transfers or changes the specific gain from criminal actions to assist others to escape from criminal indictment; (ii) covers or hides the nature, source, flowing, location, ownership, disposition and other interest of gains of a particular crime; and (iii) receives, possesses or uses the gain of a particular crime. We will continue to closely monitor regulatory developments in order to continue to comply with the anti-money laundering and prevention of terrorism financing regulations.

Regulations on Labor

According to the Labor Standards Act of Taiwan, employers are not allowed to terminate employment contracts without cause. Further, the mere transfer of ownership of a company is not sufficient grounds for laying off employees. Only when the employer is to be dissolved due to transactions under the Business Mergers and Acquisitions Act can such employer terminate the employment agreements with employees that are not offered employment by the surviving or assigned company. Under the Labor Standards Act and the Labor Pension Act of Taiwan, employers are required to contribute no less than 6% of an employee’s monthly salary into a specific account as part of the employee’s pension. Under the Labor Insurance Act of Taiwan, employers should withhold and pay for certain statutory percentages of the labor insurance premiums for employees aged between 15 and 65. In addition, under the National Health Insurance Act of Taiwan, employers are required to pay a certain statutory percentage of the employees’ health insurance premium.

Vietnam

Regulations on Foreign Investment

Foreign investment into Vietnam is regulated by both domestic legislation and international agreements, with the primary regulations being the Law on Investment and Vietnam’s WTO commitments. Foreign investment is generally divided into three categories: unrestricted, restricted, and prohibited. With respect to the “restricted” category, restrictions can take the form of a specific foreign ownership ceiling in a foreign-invested company, a general requirement to enter into a joint venture with a Vietnamese party with no mandated maximum foreign ownership ceiling, or the requirement to obtain certain government approvals for foreign ownership with respect to the industries that the Vietnam government has not committed to opening to foreign investment. For example, foreign ownership in companies engaging in online game business may not exceed 49% following Vietnam’s WTO commitments, and companies with foreign ownership engaging in e-payment or e-commerce business have to obtain certain government approvals. We have obtained approvals from competent authorities of Vietnam for direct ownership of equity interests in our e-commerce, e-payment and online game businesses as a foreign investor, including approval for 100% direct ownership in our e-commerce business.

Under the Law on Investment 2020, the investment registration authority of Vietnam could terminate an investment project in whole or in part if the investor conducted investment activities on the basis of a false civil transaction, which is a transaction falsely entered into by transacting parties for the purpose of concealing other transactions or evading responsibilities to a third person. Such termination decisions may only be based on legally effective court judgments or decisions or the arbitration award under the Article 59 of Decree 31/2021/ND-CP regulating the implementation of Law on Investment.

Financial Support Provided by Offshore Entities

Financial support in the form of loans, direct cash injections and guarantees provided by an offshore entity to a Vietnam entity is permitted under Vietnamese laws, including Vietnam’s foreign exchange control regime. Loans provided by offshore lenders to Vietnam entities with a term of (i) more than 12 months, (ii) 12 months or below but extended to more than 12 months and (iii) 12 months or below but with the outstanding principal loan amount and interest remaining outstanding one year from the first disbursement date, unless such principal amount is settled within 30 days, must be registered with the State Bank of Vietnam and must satisfy certain conditions with respect to, among others, the term, type, amount, currency and purpose of the loan. There is no other restriction imposed on any of the foregoing financial support mechanisms.

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

Regulations on E-commerce

E-commerce businesses are mainly governed by the Law on E-Transactions, Decree No. 52/2013/ND-CP, as amended and supplemented by Decree No. 85/2021/ND-CP (“Decree 85”), Circular 47/2014/TT-BCT, and Circular No. 59/2015/TT-BCT, as amended and supplemented by Circular No. 01/2022/TT-BCT (“Circular 59”).

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

 Regulations on E-payment Services

According to Decree No. 101/2012/ND-CP, intermediary payment services include the provision of electronic payment facilities (such as financial switch services, electronic clearing services and electronic payment gateway services), payment support services (such as cash collection and cash payment services, support services for wire transfers and digital wallet services), as well as other intermediary payment services prescribed by the State Bank of Vietnam. Non-financial companies that wish to provide intermediary payment services are required to obtain a license for intermediary payment services. To obtain this license, companies must satisfy certain conditions, such as meeting minimum equity capital thresholds (VND 50 billion, or approximately US$2.1 million) as well as receiving prior approval for operating the intermediary payment services.

Our digital financial services business in Vietnam has obtained the license for intermediary payment services for electronic payment gateway services, cash collection and cash payment services and digital wallet services.

Regulations on Imported Games and Game Operations

According to Circular No. 34/2013/TT-BCT, games are permitted to be imported into Vietnam. With regard to the publication of games, including electronic games, Vietnam’s WTO commitments allow foreign investors to provide electronic games only through a business cooperation contract or a joint venture company with a Vietnamese partner which is licensed to provide electronic games. Foreign investment into the joint venture company generally shall not exceed 49% following Vietnam’s WTO commitments. See “—Regulations on Foreign Investment” above.

The operation of electronic games is mainly governed by Decree No. 72/2013/ND-CP, which regulates the management, provision and use of internet services and online information, and Circular No. 24/2014/TT-BTTTT, as amended and supplemented by Decree No. 27/2018/ND-CP and Decree No. 150/2018/ND-CP, which provide further guidance to Decree No. 72/2013/ND-CP. These regulations divide electronic games into the following categories: G1 games (simultaneous interactions among various players via a game server), G2 games (simultaneous interactions only between players and a game server), G3 games (simultaneous interactions among various players but no interactions between players and a game server), and G4 games (those downloaded from a network with no interaction among players or between players and the game server). Companies may operate G1 games after obtaining a License to Provide Game Services and, for each game the company offers, it also needs to obtain a Decision to Approve Game Content issued by the Ministry of Information and Communications of Vietnam. Companies may operate G2, G3 and G4 games after obtaining a Certificate of Registration of Game Service Provision and, for each game the company offers, it also needs to obtain an Acknowledgement of Announcement of Service Provision issued by the Agency of Broadcasting and Electronic Information. We have obtained the license to operate G1 games.

Regulations on Data Protection and Information Security

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

On April 17, 2023, Vietnam government issued Decree No. 13/2023/ND-CP on personal data protection in which Vietnam government which for the first time defined personal data as electronic information in the form of symbols, letters, numbers, images, sounds, or equivalences associated with an individual or used to identify an individual. The personal data includes general personal data and sensitive personal data. This decree also classified personal data into types, including (i) general personal data such as name, date of birth, gender, nationality, etc. and (ii) sensitive personal data such as political and religious opinion, health condition, information on customers of credit institutions, etc. This decree also specifies the rights and obligations of personal data subject as well as the relevant parties involved in collecting, processing personal data such as personal data controller, personal data controller-cum-processor, personal data processor.

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

On June 16, 2022, the Vietnam National Assembly issued the law amendment to some articles of the Law on Intellectual Property, which came into effect as of January 1, 2023 (“2022 IP Law”). This law also sets forth regulations on protection of sound marks, with effect retroactively as of January 14, 2022.

The 2022 IP Law include a safe harbor provision that exempted intermediary service providers (“ISP”) and online service providers (“OSP”) from liability for infringement of copyright for (i) transmission of digital content or the provision of access to the digital content, (ii) transmission of telecommunication network of information provided by a user characterized by the automatic storage, temporary, intermediate and for the sole purpose of making transmission of information more effectively to another user, and (iii) storage of digital content provided by service users at the request of service users if the ISP or OSP meet certain conditions such as having take down mechanisms or restricting access to digital contents upon notice.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

Vietnam’s Law on the Prevention of Money Laundering 2022, effective as of March 1, 2023, contains the primary anti-money laundering and prevention of terrorism financing regulations in Vietnam. It applies to all financial institutions (including intermediary payment service providers like us) and certain non-financial institutions engaged in specific business activities, which include offering games for prizes. Intermediary payment service providers are classified as one of the reporting entities under the Law on the Prevention of Money Laundering 2022.

The Department of Anti-Money Laundering established under the State Bank of Vietnam monitors and regulates Vietnam’s anti-money laundering regime. Entities subject to the anti-money laundering regime must report certain transactions to the Department of Anti-Money Laundering, including high-value transactions up to the amount prescribed, suspicious transactions, and transactions involving companies or individuals in the countries and territories on the “warning list” published by the State Bank of Vietnam, among others. Moreover, apart from the know-your-customer procedures required by Vietnamese law, entities subject to the anti-money laundering regime must conduct customer due diligence and assign a risk rating on its respective customers. If the customer has a high-risk rating, the entity subject to the anti-money laundering regime must perform an enhanced due diligence investigation on such customer, which includes increased collection, update, and verification of customer information as well as maintaining close supervision of such customer’s transactions.

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

Regulations on Foreign Exchange

The legal basis for foreign exchange control in Thailand is derived from the Exchange Control Act, B.E. 2485 (1942), as amended, and the Ministerial Regulation No. 13 B.E. 2497 (1954), as amended.

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

Regulations on E-commerce

Pursuant to the Commercial Registration Act, B.E. 2499 (1956), (as amended, the “Commercial Registration Act”), and the Notification Regarding Requiring Business Operators to Register their Businesses No. 11, issued by the Ministry of Commerce in 2010, e-commerce business operators, including companies engaging in the sale and purchase of goods or services using electronic devices via the internet and e-marketplace, are required to register their business with the Ministry of Commerce of Thailand. We have registered our Shopee e-commerce marketplace business.

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

The e-commerce platform business is also subject to the Royal Decree on Digital Platforms published in the Government Gazette on December 22, 2022, effective on August 20, 2023. The decree mandates certain notification obligations for digital platform service providers with (i) annual revenue (before expenses) higher than THB50,000,000 (US$1.5 million) or (ii) more than 5,000 users (on monthly average). Information required to be submitted to Electronic Transactions Development Agency (“ETDA”) include details about the company, the platform, users and top complaint matters. Service providers are also required to submit the annual report to ETDA within 60 days following the end of its fiscal year.

The Royal Decree on Digital Platforms also sets various platform-related requirements, depending on the size and type of the digital platform. These requirements apply to notifications to the ETDA, conditions for provision, suspension, or cessation of service (including fees, remuneration, and expenses), criteria/algorithm used to rank, recommend, or advertise goods or services, criteria/algorithm for advertising display, criteria / algorithm for satisfaction ratings and feedback from users, access and usage of data shared with business operators on the digital platform, inquiries, complaints, dispute settlement, and timeframe for dispute settlement and responses to unlawful or sensitive content (including content rating practices). Large size digital platforms (e.g., annual revenue before expenses that exceed THB300 million (US$8.7 million) for each service or THB1 billion (US$29.1 million) in total or having total users more than 10% of the Thai population) will be subject to additional requirements, including those related to risk assessment, risk management, security measure, crisis management and external audit.

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

We have approval to operate nano finance business in Thailand, which allows us to provide nano financing to Shopee buyers and sellers in Thailand. Our nano finance business is subject to certain restrictions imposed by the Bank of Thailand, the government authority overseeing nano finance businesses. The Bank of Thailand promulgated the Notification No. SorNorSor 13/2563 (2020) Regarding the Rules, Procedures and Conditions for the Operation of Nano Finance Businesses. Under such notification, operators of nano finance businesses should take into account the borrower’s ability to repay the loan (which is unsecured) and consider a credit limit for each borrower. The maximum credit limit shall not exceed THB100,000 (US$2,911), and the interest rate, together with fees and penalties, shall not exceed 33% per annum. In addition, the nano finance business operator shall maintain a debt-to-equity ratio of seven times or less throughout its operation.

The Bank of Thailand has issued Notification No. SorNorSor 14/2566 (2023), to amend the Notification No. SorNorSor 13/2563 (2020) effective from December 27, 2023. Nano finance business operators are now prohibited from charging interest, fines, penalties, fees, or any other charges in the case where customer redeem or repay the loan before the scheduled due date (prepayment fee), whether in full or in part.

The Bank of Thailand has issued Notification No. SorGorChor. 7/2566 (2023) regarding Responsible Lending to establish market conduct and provide legal compliance obligations for nano finance business operators. Under such notification, nano finance business operators are required to adopt principles in business operation such as to: (i) ensure accurate and clear advertising and provide complete and accurate information to customers; (ii) consider customers’ affordability and repayment ability; and (iii) give advance notifications to debtors.

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

The Bank of Thailand’s Notification No. SorNorSor 12/2563 (2020) requires that the credit limit for personal loans (not including for occupational purposes) should not exceed one and a half or five times the average monthly income of the borrower or the average monthly balance in the borrower’s deposit account, in the case where the average income is below or over THB30,000 (US$873) a month, respectively, at a financial institution for the six month period immediately before the date on which the personal loan is granted. Moreover, the interest rate for personal loans, together with fees and penalties, shall not exceed 25% effective rate per annum.

Adhering to the same approach as in nano finance business, the Bank of Thailand’s Notification No. SorNorSor 13/2566 (2023) amended the Notification No. SorNorSor 12/2563 (2020), personal loan business operators are now also prohibited from imposing interest, fines, penalties, fees, or any charges when customers redeem or repay the loan before the scheduled due date (prepayment fee), whether in full or in part.

Additionally, the Bank of Thailand’s Notification No. SorGorChor. 7/2566 (2023) (Responsible Lending) also include personal loan business operators requiring personal loan business operators to adopt the eight principles outlined in the notification to their business legal compliance requirements.

Regulations on Digital Lending

Any personal loan operators under the Supervised Personal Loan Notification, who use digital technology and alternative data to facilitate provision of loans in regard to the assessment of the ability or willingness to repay the loan, disbursement and repayment, and disclosure of information, are subject to the Bank of Thailand’s Notification No. TorPorTor.ForGorSor.(01)Vor. 977/2563 (2020) Regarding the Rules, Procedures and Conditions for the Undertaking of Digital Personal Loan Business (the “Digital Personal Loan Notification”). Pursuant to the Digital Personal Loan Notification, the personal loan operators intending to undertake the digital personal loan business must notify the Bank of Thailand before commencing its business. The maximum credit limit for digital personal loans granted to each borrower shall not exceed THB20,000 (US$582) with the repayment period not exceeding six months, regardless of financial condition, income or balance in the deposit account of the borrower.

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

Regulations on Anti-Money Laundering and Prevention of Terrorism Financing

The key regulations for anti-money laundering and counter-terrorist financing are the Money Laundering Prevention and Suppression Act, B.E. 2542 (1999), as amended, which imposes reporting obligations on persons designated by the Anti-Money Laundering Office and certain types of business operations for (i) any transactions that reach certain thresholds which vary depending on the type of transactions involved; and (ii) suspicious transactions. Personal loan business operators and e-payment business operators are required to apply the know-your-client measures when the value of transaction(s) is (i) THB500,000 (US$14,556) or more for any single bill payment; (ii) THB50,000 (US$1,456) or more for any e-money or electronic money transfer; or (iii) THB100,000 (US$2,911) or more for other single or cumulative transactions. In addition, personal loan operators and e-payment service business operators need to have procedures relating to customer due diligence in place to ensure that its services are not being used by members of groups identified as terrorists by the United Nations Security Council Resolutions or the Anti-Money Laundering Office.

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

From March 25, 2024, cross-border transfer of personal data is subject to those criteria and methods as prescribed by the Personal Data Committee Notifications pursuant to Section 28 and Section 29 of the Personal Data Protection Act. However, the notifications do not apply to sending or transferring of personal data through cloud computing service provider, data transit, or data storage whereby no third party can access the personal data.

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

Regulations on Information Technology

Regulation of Internet Content

The Broadcasting Act 1994 of Singapore prohibits the provision of certain broadcasting services, including internet content, in or from Singapore without a license issued by the Infocomm Media Development Authority (“IMDA”). The IMDA is the regulator of the information, communications and media sectors in Singapore. The Broadcasting Act 1994 sets out an automatic class licensing scheme for computer online services provided by internet content providers. An internet content provider includes a corporation which provides any program for business purposes on the internet.

Internet content providers are in general mandated to be automatically class licensed without any need to make specific applications to the IMDA, and are required to comply with the conditions of the class license and the Internet Code of Practice. As an internet content provider, we are obliged to use our best efforts to ensure that prohibited material (which refers to material that is objectionable on the grounds of public interest, public morality, public security, national harmony, offends good taste or decency, or is otherwise prohibited by applicable Singapore laws) is not broadcast via the internet to users in Singapore, and we are also required to deny access to any prohibited material if directed to do so by the IMDA. If we contravene the class license conditions or the Internet Code of Practice, we may face administrative sanctions such as suspension or cancelation of our license, or fines.

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

Further, as our platforms or services enable us to provide online services to users, we would be an online service provider under the Online Criminal Harms Act 2023 (“OCHA”). The OCHA empowers designated government officers with the ability to issue directions to an online service provider (“OSP”) if there is suspicion of possible offences under the OCHA, or online activity connected to scam or malicious cyber activity offence. Such directions include: (a) a disabling direction, which requires an OSP to disable access by Singapore persons to (i) any relevant material stored, posted, provided or transmitted on or through its online service; (ii) any identical copies of the relevant material stored, posted, provided or transmitted on or through its online service; and/or (iii) any relevant location on its online service; and (b) an account restriction direction, which requires an OSP to take all reasonable steps to disallow or restrict interaction between any relevant account on its online service and Singapore persons. Non-compliance with directions received may result in a service restriction order requiring the OSP to take all reasonable steps to suspend or stop the supply or provision of its online service to Singapore persons by a specified time. OSPs may be fined if they fail to comply with the directions and orders without reasonable excuse.

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

Regulations on E-payment

The Monetary Authority of Singapore (“MAS”) regulates payment service providers and payment systems in Singapore under the Payment Services Act 2019 of Singapore which came into effect on January 28, 2020. Under the Payment Services Act 2019, a license from the MAS is required for providing any type of payment service in Singapore unless such service is exempted under the law. The payment services regulated under the Payment Services Act 2019 are “account issuance service,” “domestic money transfer service,” “cross-border money transfer service,” “merchant acquisition service,” “e-money issuance service,” “digital payment token service” and “money-changing service.” In particular, “e-money issuance service” means the service of issuing e-money to any person for the purpose of allowing a person to make payment transactions and “account issuance service” includes the service of issuing a payment account to any person in Singapore. Pursuant to the Payment Services (Exemption for Specified Period) Regulations 2019, certain entities who satisfied the relevant criteria and submitted a notification to the MAS within the specified timeframe were exempt from holding a license under the Payment Services Act 2019 for the specific payment service(s) for a specified period. Our subsidiary engaging in providing various payment services obtained its major payment institution license in April 2022.

A licensee under the Payment Services Act 2019 is required to comply with the requirements under the Act and its subsidiary legislations, as well as all applicable notices and guidelines issued by the MAS (including but not limited to Notice PSN01 Prevention of Money Laundering and Countering the Financing of Terrorism – Holders of Payment Services Licence (Specified Payment Services) and/or Notice PSN02 Prevention of Money Laundering and Countering the Financing of Terrorism – Holders of Payment Service Licence (Digital Payment Token Service)). One such requirement imposed upon a licensee under the Payment Services Act 2019 is to provide the MAS with all such information relating to its business of providing any payment service as the MAS may specify by notice in writing. Further, pursuant to Notice PSN01 Prevention of Money Laundering and Countering the Financing of Terrorism – Holders of Payment Services Licence (Specified Payment Services), unless otherwise exempted, the holder of a license under the Payment Services Act 2019 to provide a specified payment service (i.e., “account issuance service,” “domestic money transfer service,” “cross-border money transfer service” or “money-changing service”) must, amongst various things, perform due diligence measures to establish and verify the identity of each customer; maintain data, documents and information relating to transactions; submit reports on suspicious transactions to the Suspicious Transactions Reporting Office; and implement internal policies, procedures and controls to help prevent money laundering and terrorism financing. A licensee under the Payment Services Act 2019 will also need to comply with the directions and/or regulations issued by the MAS under Section 15 of the Financial Services and Markets Act 2022 in relation to dealing with assets of and/or imposing sanctions on designated persons.

In addition to the above, the Payment Services (Amendment) Bill was passed in parliament in 2021 and came into effect on April 4, 2024. The amendments include but are not limited to widening the definition of “cross-border money transfer service” to include transmission of money between two countries, arranged by a payment service provider in Singapore; and widening the definition of “domestic money transfer service” such that the definition applies except where both the payer and payee of a transaction executed under the service are financial institutions. Transitional arrangements are in place for entities (which are not already licensed to provide domestic money transfer services and cross-border money transfer services) conducting such activities under the expanded scope.

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

A DFB will commence operations as a restricted DFB before becoming a fully functioning DFB. Whilst a DFB will eventually be expected to comply with the minimum paid-up capital requirement set by the MAS of S$1.5 billion (US$1.1 billion) which is applicable to all existing qualifying full banks, prior to it becoming a fully functioning DFB, the minimum paid up capital requirement applicable to a restricted DFB will initially be reduced to S$15 million (US$11.4 million). This minimum paid up capital requirement will progressively increase as the restricted DFB grows. Unless otherwise agreed with MAS, a restricted DFB will also be subject to various restrictions on its business, including but not limited to (i) deposit caps of S$75,000 (US$56,848) per individual depositor and S$50 million (US$37.9 million) in aggregate deposits, (ii) restrictions on who the DFB may take deposits from, (iii) restrictions on unsecured lending, (iv) restrictions on the safeguarding of “relevant money” as defined under the Payment Services Act 2019, and (v) restrictions on the types of investment products the DFB may offer, as well as (vi) restrictions on proprietary trading. These restrictions will progressively be lifted as the DFB grows. The pace of growth of a restricted DFB will depend on its ability to meet its commitments as well as MAS’ supervisory considerations. Once a restricted DFB has met all relevant milestones and has been assessed by the MAS to pose no significant supervisory concerns, the MAS will lift all restrictions and the restricted DFB will become a fully functioning DFB. The MAS generally expects a DFB to be fully functioning and to meet the minimum paid-up capital requirement of S$1.5 billion (US$1.1 billion) within three to five years from commencement of business.

Regulations on buy-now-pay-later services

In Singapore, the Buy Now, Pay Later (“BNPL”) Working Group, formed by the Singapore FinTech Association and industry players under the guidance of MAS, introduced a self-governing Code of Conduct (“BNPL CoC”) for BNPL operators in Singapore. The BNPL CoC is aimed at the safeguarding of consumers against over-indebtedness, ensuring that BNPL offerings will have a positive impact on Singaporean consumers and to benefit the BNPL ecosystem. It signifies the industry’s commitment to abide by a fixed set of standards by crystallizing industry best practices and formalizes safeguards such as the suspension of accounts on default, no compounding of interest or fees and no initiation of bankruptcy proceedings as against the consumer. The requirement for BNPL operators to participate in a BNPL credit bureau is also enshrined in the BNPL CoC. All new and existing BNPL operators are expected to comply with the BNPL CoC from November 1, 2023. MAS will monitor the BNPL sector and continue to engage the industry as part of subsequent reviews of the BNPL CoC as necessary.

Regulations on debt collection services

The Debt Collection Act 2022 of Singapore governs debt collection activities in Singapore and came into effect on December 1, 2023. Under the Debt Collection Act 2022, a license is required for a debt collection business or any debt collection in the course of business, and a class license is required for anyone with a regulated business and has debt collection in the course of the regulated business. As a holder of a DFB license, our Singapore DFB is authorized by the class license to carry out debt collection activities under the Debt Collection Act 2022, to collect any debt owed to it in the course of its regulated business, subject to certain conditions relating to the conduct of its debt collection activities. A licensee is further prohibited from deploying an individual as a debt collector unless the licensing officer has granted approval for the individual to be deployed as a debt collector, or in the case of a class licensee, the individual is employed by the class licensee and meets certain other prescribed eligibility requirements. A person who carries on a debt collection business or carries out any debt collection activity in Singapore in the course of its business without a valid license on or after March 1, 2024 will be guilty of an offence which will attract a fine of up to S$20,000 (US$15,160) or imprisonment for a term not exceeding two years, or both.

Regulations on Imported Games and Game Operating

Video Game Classification

Pursuant to the Films Act 1981 of Singapore, the IMDA is responsible for classifying films, videos and video games distributed in Singapore. In particular, it administers the video game classification system under the Films Act 1981, which requires businesses importing or distributing physical copies of video games in Singapore to submit the video games to the IMDA for rating and classification. However, the video game classification system does not apply to games which are only available via internet download. Since the online games that we offer are available only through online platforms, we in general are not subject to the video game classification system. However, the IMDA retains the right to issue a rating and/or classification of any of the online games we offer, should it choose to do so.

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

Regulations on Data Protection and Information Security

Personal Data Protection

The Personal Data Protection Act 2012 of Singapore governs the collection, use and disclosure of the personal data of individuals by organizations, and is administered and enforced by the regulator, the Personal Data Protection Commission. It sets out data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data. A failure to comply with any of the above can subject an organization to a fine per breach of up to S$1 million (US$757,978) or 10% of the organization’s annual turnover in Singapore, whichever is higher.

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

Regulations on Labor

The Employment Act 1968 of Singapore generally extends to all employees regardless of their designation, salary level or type of work performed, with the exception of certain groups of employees. It provides employees falling within its ambit certain protections such as minimum notice periods, maximum working hours, maximum amount of deductions from wages, minimum holidays and rest days, maternity/paternity leave, paid childcare leave, sick leave, etc. The Singapore Employment Act also applies to employees who are foreigners so long as they fall within the definition of “employee” under the Employment Act. In addition, the employment of foreign manpower in Singapore is also governed by the Employment of Foreign Manpower Act 1990 of Singapore. Aside from minimum benefits in respect of the aforesaid terms of employment in the Employment Act and CDCSA, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Singapore Central Provident Fund Act 1953 (the “Singapore Central Provident Fund Act”). The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee. Generally, for employees who are Singapore citizens in the private sector or non-pensionable employees in the public sector, 55 years old or below and that earn more than S$750 (US$568) a month, the employer’s contribution rate is 17% of the employee’s wages.

Malaysia

Regulations on Foreign Investment

There are no overarching foreign investment laws in Malaysia, but there may be restrictions on the direct and/or indirect foreign shareholding in a company depending on the types of licenses or permits that the company may hold to carry out its business activities in Malaysia.

Regulations on Dividend Distributions

The governing legislation for the distribution of dividends in Malaysia is the Companies Act 2016 (“CA 2016”). Under Section 131 of the CA 2016, a Malaysian company may only distribute dividends out of profits available if the company is solvent. Under the CA 2016, the company is regarded as solvent if it is able to pay its debts as and when they become due within 12 months immediately after the distribution is made. Further, the distribution of dividend must be in compliance with the relevant provisions of the CA 2016 (e.g., where any distribution of dividend must be authorized by the directors of the company before such distribution is made) and the company’s constitution.

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

Regulations on E-commerce

The relevant laws governing Malaysia’s e-commerce include Electronic Commerce Act 2006, Digital Signature Act 1997, Consumer Protection Act 1999 (“CPA”), Consumer Protection (Electronic Trade Transactions) Regulations 2012 (“CPR 2012”), Sale of Goods Act 1957, Contracts Act 1950, and Personal Data Protection Act 2010 (“PDPA”).

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

With respect to user generated content (“UGC”), the concept of innocent carrier embedded in the Malaysian Communications and Multimedia Content Code (3rd edition, 2022) (the “Content Code”), which provides that any service providers providing access to any content but have neither control over the composition of such content nor any knowledge of such content is deemed an innocent carrier for the purpose of the Content Code. An innocent carrier is generally not responsible for the content provided. UGC platforms must have a clear notice and take-down policy implemented to ensure that potentially infringing UGC can be reported by platform users and that rights holder can request the withdrawal of specific content with ease. Further, UGC platform operators should have a filtering system to remove offensive or defamatory content because there is a presumption that the platform or portal provider must assume responsibility for taking the risk of facilitating a platform.

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

Regulations on Lending

Moneylending is regulated under the Moneylenders Act 1951 in Malaysia (unless any of the limited exceptions apply) principally by the requirement that any person who carries on or advertise or announces itself or hold itself in any way as carrying on the business of moneylending (defined as the lending of money at interest, with or without security to a borrower) must be licensed and the moneylending agreement must be in the prescribed form. The Ministry of Housing and Local Government of Malaysia (“KPKT”) is the regulator administering the provisions of the Moneylenders Act 1951 and have also issued guidelines in connection with the Moneylenders Act 1951 including its Guidelines on Online Moneylending applicable to licensed online moneylenders.

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

Regulations on Buy Now Pay Later Products

In July 2021, the Malaysian Government announced the formulation of a new legislation called the Consumer Credit Act (“CCA”) aimed at consolidation of the credit industry regulatory framework in Malaysia. The CCA will establish an independent authority, known as the Consumer Credit Oversight Board (“CCOB”), which will focus on regulating currently unregulated credit businesses such as BNPL businesses, factoring and leasing, impaired loan buyers and debt collection agencies. Existing regulatory and supervisory authorities of the credit industry will continue to regulate their respective credit sectors in accordance with existing legislation. The Consumer Credit Bill is targeted for tabling to Parliament in the second quarter of 2024.

Regulations Relating to Game Business

Content moderation

Multimedia and communications activities are under the purview of the Malaysian Communications and Multimedia Commission, a statutory body established under the Malaysian Communications and Multimedia Commission Act 1998.

Section 211 of the Communications and Multimedia Act 1998 (“CMA”) provides that no content applications service provider, or other person using a content applications service, shall provide content which is indecent, obscene, false, menacing, or offensive in character with intent to annoy, abuse, threaten or harass any person. To the extent an online game falls within the definition of “content” and that the provision thereof through the Internet can be considered as “Internet content applications service,” such provision will apply. Pursuant to the CMA, the Content Code was issued to set out the guidelines and procedures for good practice and standards of content disseminated to audiences. This Content Code is enforced by the Malaysian Communications and Multimedia Content Forum and it sets out the guidelines and procedures for good practice and standards of content disseminated to audiences over the electronic network medium by service providers in the communications and multimedia industry. Compliance with the Content Code is voluntary but can be relied upon as a defense against any prosecution, action or proceeding of any nature whether in court or otherwise. Under the Content Code, the material disseminated must not include anything which offends good taste or decency, is offensive to public feeling, is likely to encourage crime or lead to disorder, or is abusive or threatening in nature.

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

Trademark

Trademarks in Malaysia are governed by the Trademarks Act 2019, and the Trademarks Regulations 2019. Once a trademark is registered, the registered proprietor of trademark has the exclusive rights to use the trademark and authorize other persons to use the trademark, in relation to the goods or services for which the trademark is registered. Upon registration, the registered trademark is valid for 10 years from the date of filing of the application and is renewable for further periods of 10 years each thereafter. Subject to limited exceptions, no person or enterprise other than the registered proprietor or persons authorized by the registered proprietor may use the trademark, otherwise infringement actions may be taken against such person or enterprise.

Copyrights

The main governing legislation for copyright law in Malaysia is the Copyright Act 1987 (“CA 1987”). Pursuant to the CA 1987, authors of protected works enjoy various exclusive rights, including the rights of reproduction in any material form of the works, communication to the public, performance, showing or playing to the public of the works, and distribution of copies to the public by sale or other transfer of ownership. Literary works, musical works and artistic works will be eligible for copyright if sufficient effort has been made to make the works original in character; and the works have been written down, recorded or otherwise reduced to a material form. There is no formal system for registration of copyright in Malaysia. Copyright is conferred on a work once all the statutory requirements for eligibility and qualification are met. The ownership of copyright in Malaysia can however be recorded formally with the Director General of MyIPO through the Copyright Voluntary Notification System or evidenced by way of a statutory declaration under section 42 of the CA 1987. Online games and computer programs would qualify for such copyright protection.

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

Entities conducting any activity listed in the First Schedule to the AMLA, including amongst others issuer of e-money, are designated as reporting institutions which have specific obligations set out in Part IV of the AMLA to, among others, conduct customer due diligence, maintain records thereof, appoint a compliance officer, conduct audit on its compliance with the AMLA and guidelines issued by BNM and submit suspicious transaction reports to BNM. The requirement on cash threshold reports for certain reporting institutions is also applicable to customers and person conducting single or multiple cash transactions within the same account on the same day for an amount equivalent to RM25,000 (US$5,446) and above. Such reports must be filed within the time prescribed by BNM and are in addition to the obligation to file a suspicious transaction report where applicable.

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

The requirements under the EA of Malaysia applies to all employees that entered into a contract of service regardless of wages, with certain exceptions for prescribed categories of employees such as employees earning more than RM4,000 (US$871) per month wherein provisions in the EA relating to among others, overtime payments and termination benefits do not apply to such employees. The EA provides for the minimum terms and conditions of employment, while the National Wages Consultative Council Act 2011 and Minimum Wages Order 2022 provide for the minimum salary to be paid to prescribed employees.

The EA also applies to employees who are foreigners so long as they fall within the definition of “employee” under the EA. Aside from minimum benefits under the EA, both employees and employers in Malaysia are required to contribute towards: the Employees Provident Fund, the Employment Insurance System as well as the Employees Social Security Fund. The contributions are premised on the statutorily prescribed rates under the Employees Provident Fund Act 1991, Employment Insurance System Act 2017 and Employees’ Social Security Fund Act 1969.

C.	Organizational Structure

Sea Limited is a holding company that does not have substantive operations. We conduct our business operations through our subsidiaries, branch offices, and consolidated affiliated entities. Our significant subsidiaries, as that term is defined in Rule 1-02(w) of Regulation S-X, include the following entities (in chronological order based on their dates of incorporation):

•	Garena Online Private Limited, our wholly-owned subsidiary established in Singapore operating our digital entertainment business;

•	Shopee Limited, our wholly-owned subsidiary established in the Cayman Islands holding certain of our e-commerce subsidiaries;

•	Shopee Singapore Private Limited, our wholly-owned subsidiary established in Singapore operating our e-commerce business in Singapore;

•	PT Shopee International Indonesia, our wholly-owned subsidiary established in Indonesia operating our e-commerce business in Indonesia;

•
Sea Services Limited, our wholly-owned subsidiary established in the Cayman Islands which is an investment holding company for certain of our subsidiaries used mainly for holding treasury investments such as available-for-sale sovereign bonds and corporate bonds; and

•
Sea Services Holdings Limited, our wholly-owned subsidiary established in the Cayman Islands which is an investment holding company primarily holding treasury investments such as available-for-sale sovereign bonds and corporate bonds.

Contractual Arrangements among Our VIEs, Their Shareholders and Us

The laws and regulations in some of our markets place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. To comply with the relevant laws and regulations, we and certain of our wholly-owned subsidiaries in the Cayman Islands and Singapore have entered into a series of contractual arrangements with certain VIEs and their shareholders who are local citizens. For the year ended December 31, 2023, revenue from all our VIEs (which excludes entities for which we have majority direct equity ownership) accounted for less than 5% of our total revenue. None of our VIEs is individually a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.

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

Thailand Shareholding Structure

Our operating entities in Thailand are established using a tiered structure that maximizes our equity interests in the entity while also complying with the Thai law requirement that each Thai company has the minimum number of required shareholders and, without approval from Thai authorities, direct foreign ownership of share capital of each entity operating the restricted business under the Thai Foreign Business Act is limited to less than 50%. As Thai laws only consider the immediate level of shareholding, no cumulative or look-through calculation is applied to determine the foreign ownership status of a company when it has several levels of foreign shareholding. Under this shareholding structure, our Thai operating entities are each owned by (i) a Thai entity, or Thai Holdco 1, holding slightly more than half of the shares and (ii) one of our Cayman Islands or Singapore subsidiaries holding slightly less than half of the shares. Thai Holdco 1 is then owned by (i) another Thai entity, or Thai Holdco 2, and (ii) our Cayman Islands or Singapore subsidiary in the same shareholding proportions that our Thai operating entities are held. Thai Holdco 2 is in turn held by (i) one of our employees, who is a Thai citizen, holding preference shares equivalent to slightly more than half of the total number of shares, and (ii) our Cayman Islands or Singapore subsidiary holding ordinary shares equivalent to slightly less than half of the total number of shares. The preference shares have limited voting rights and the right to receive a fixed, non-cumulative dividend of an immaterial amount in the event a dividend is declared. This structure allows us to effectively control nearly 100% of our Thai operating entities.

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

Our headquarters and our principal technical development facilities are located in Singapore, where we have leased approximately 76,600 square meters of office space, as of December 31, 2023. We also have local offices in other parts of Asia and Latin America.

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

Overview

Sea operates three key businesses—Shopee, SeaMoney and Garena. Each of our businesses provides a distinct and compelling value proposition to our users, and we believe each exhibits strong virtuous cycle dynamics. We develop, curate and localize the content and services on our platforms to serve a highly diverse population across multiple markets and regulatory regimes.

Since our founding, we have achieved significant scale and growth. Our total revenue increased from US$10.0 billion in 2021 to US$13.1 billion in 2023, a CAGR of 14.6%. We had gross profit of US$3.9 billion, US$5.2 billion and US$5.8 billion in 2021, 2022 and 2023, respectively. We incurred net losses of US$2.0 billion and US$1.7 billion in 2021 and 2022 and net income of US$162.7 million in 2023, respectively.

Major Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by general factors driving the e-commerce, digital financial services, digital entertainment and other industries in our markets, including demographic and macro-economic growth, technology adoption trends, and the digital transformation of industries.

Our results of operations are also directly affected by certain factors specific to us, including the following:

Size of Our User Base

Our revenue is largely driven by the number of users and the level of user engagement across our three businesses, subject to other factors such as macro-economics, geopolitics and consumer spending power. In our e-commerce business, the larger the number of sellers and buyers on the platform, the larger the number and value of transactions which over time will drive advertising and transaction-based fee revenue for us. In our digital financial services business, the larger the number of users, the greater the potential to generate revenue. In our digital entertainment business, due to our freemium business model, the higher the number of active users in our games, the larger the number of users likely to make in-game purchases.

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

•
In our digital financial services business, we mainly monetize by earning interest and fees from our credit and banking businesses, charging fees from our mobile wallet services and by earning premium or commission from our insurance business.

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

We benefit from the network effects resulting from the significant social aspects of our platforms. For example, because game players find it highly beneficial to join a platform with a large number of other game players, each new player that joins creates value for the existing community. This encourages current users to invite new users to our platforms, which allows us to grow our user base with moderate acquisition cost and increases the likelihood that users will remain active and engaged and therefore spend on our platforms.

Each of our three businesses is a multi-sided platform which benefits from virtuous cycle dynamics. Thus, as our platforms grow, they become more valuable to each of our users and this increases their potential spending opportunities. For example, as the number of buyers on our Shopee platform increases, Shopee attracts an increasing number of sellers, resulting in increases in the volume and variety of products available on the platform, which increases the purchasing opportunities for each of those buyers. In addition, other platform services and support services such as payment and logistics services benefit and improve the user experience for both buyers and sellers. This results in greater monetization potential as the size of each platform grows.

Finally, synergies among our digital financial services business and each of our e-commerce and digital entertainment businesses allow us to increase our user base and monetization quickly and cost-effectively. Further, as our Shopee buyers and Garena game players increasingly complete transactions using our mobile wallet services, our mobile wallet user base grows, which in turn may attract more merchants to join the mobile wallet network. At the same time, the large user base on Shopee may also increasingly explore other services and product offerings available on our digital financial services platform, such as our credit, banking and insurtech services.

Optimization of Our Cost and Expense Structure

Our cost and expense structure has several broad components: sales and marketing expenses, consisting primarily of customer acquisition and retention expenses for all our business segments; costs of logistics, including expenses for warehousing, for our e-commerce business; funding costs as well as credit and default costs, for our consumer and SME credit business; payment channel costs, royalties, amortized license fees and hosting costs for our digital entertainment business; staff compensation and welfare costs and expenses, which are spread among different functions; research and development expenses; and other costs and expenses across our businesses that are mainly fixed in nature. By offering our own mobile wallet and payment processing services, we strive to effectively reduce our payment channel costs and capture value that may otherwise go to third-party payment service providers. Our scale in our digital entertainment business has enabled us to optimize our variable costs, as has our operating scale for e-commerce and digital financial services.

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

Description of Certain Statement of Operations Items

Revenue

We currently generate revenue primarily from our e-commerce business, digital financial services business and digital entertainment business. The table below sets forth our revenue breakdown.

	For the Year Ended December 31,
	2021		2022		2023
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Service revenue
E-commerce	4,071,856	40.9	6,187,620	49.7	7,885,185	60.3
Digital Financial Services	469,747	4.7	1,221,996	9.8	1,759,422	13.5
Digital Entertainment	4,320,013	43.4	3,877,163	31.1	2,172,009	16.6
Other Services(1)	23,014	0.2	53,557	0.5	125,769	1.0
Sales of goods(2)	1,070,560	10.8	1,109,369	8.9	1,121,175	8.6
Total revenue	9,955,190	100.0	12,449,705	100.0	13,063,560	100.0

(1)	Other services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.
(2)	Sales of goods revenue mainly comes from our e-commerce business.

The table below sets forth the revenue from external customers based on the geographical locations where the services were provided or goods were sold, both in absolute amount and as a percentage of total revenue for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Southeast Asia	6,316,782	63.5	8,321,249	66.8	9,179,527	70.3
Latin America	1,850,861	18.6	2,043,918	16.4	2,193,758	16.8
Rest of Asia	1,394,342	14.0	1,727,187	13.9	1,496,433	11.4
Rest of the world	393,205	3.9	357,351	2.9	193,842	1.5
Total revenue	9,955,190	100.0	12,449,705	100.0	13,063,560	100.0

E-commerce

E-commerce service revenue consists of revenue generated from our e-commerce marketplace services and logistics services. Revenue from products owned and sold by us on our Shopee platform was recorded under sales of goods revenue as discussed below. Our e-commerce service revenue constituted 40.9%, 49.7% and 60.3% of our total revenue during 2021, 2022 and 2023, respectively.

We monetize Shopee’s marketplace model mainly by offering sellers paid advertising services, charging transaction-based fees, and charging for certain value-added services, including logistics. We may also roll out other means of generating revenue to broaden our monetization avenues in the future.

Digital Financial Services

We generate revenue from our digital financial services business primarily from earning interest and fees from our credit and banking businesses, charging fees from our mobile wallet services and by earning premium or commission from our insurance business. For loans receivable, interest and fees earned are recognized over the period of the loan based on the effective interest method. Our digital financial services revenue constituted 4.7%, 9.8% and 13.5% of our total revenue during 2021, 2022 and 2023, respectively.

Digital Entertainment

We generate revenue from our digital entertainment business primarily by selling in-game items to our game players. We recognize revenue ratably over the estimated service period. Our revenue generated from digital entertainment accounted for 43.4%, 31.1% and 16.6% of our total revenue in 2021, 2022 and 2023, respectively.

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

Cost of Revenue

Our cost of revenue primarily consists of direct expenses in generating revenue from our businesses. The table below sets forth our cost of revenue breakdown.

	For the Year Ended December 31,
	2021		2022		2023
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Cost of service
E-commerce	3,690,026	37.1	4,885,586	39.3	5,171,361	39.6
Digital Financial Services	105,274	1.0	254,138	2.0	279,745	2.1
Digital Entertainment	1,230,082	12.4	1,077,017	8.7	672,481	5.1
Other Services(1)	30,526	0.3	54,341	0.4	78,937	0.6
Cost of goods sold	1,003,547	10.1	993,346	8.0	1,027,389	7.9
Total cost of revenue	6,059,455	60.9	7,264,428	58.4	7,229,913	55.3

(1)	Other services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.

E-commerce

Our cost of revenue for e-commerce services primarily consists of expenses associated with our logistics and other value-added services, bank transaction fees for transactions conducted through our Shopee platform, server and hosting costs, and staff compensation and welfare costs, which include share-based compensation.

Digital Financial Services

Our cost of revenue for digital financial services primarily consists of server and hosting costs, interest expenses for customer deposits under our banking business, interest expenses related to our credit business, bank transaction fees, amortization costs for internally developed software, commissions we pay to counter operators, and staff compensation and welfare costs, which include share-based compensation.

Digital Entertainment

Our cost of revenue for digital entertainment primarily consists of payment channel costs, recognized as expenses over the performance obligation period, royalties, and other fees relating to our use of various third-party intellectual properties. Other costs include server and hosting costs, upfront licensing fees, which are fixed and amortized over the shorter of estimated useful life or game licensing period, and staff compensation and welfare costs, which include the share-based compensation.

Sales of Goods

Our cost of revenue for sales of goods is mainly attributable to the goods we purchase from manufacturers and third parties and sell directly to buyers on our Shopee platform.

Gross Profit

Our gross profit is defined as total revenue minus total cost of revenue.

Gross Margin

Our gross margin is defined as total gross profit, as a percentage of total revenue. The basis for gross margin for each of our business segments and the reason for the variations in the gross margins are mainly due to the different nature of our businesses. For example, gross margins in our digital entertainment segment are relatively high mainly because of the digital nature of the production and sale of the virtual items in our games. By comparison, e-commerce involves more significant physical operations, including logistics which includes costs associated with the storage and delivery of the goods sold by sellers on Shopee. As such, our e-commerce has lower gross margins compared to our digital entertainment business.

Operating Income and Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses, provision for credit losses, research and development expenses and impairment of goodwill, net of other operating income. The table below sets forth our operating expenses, both in absolute amount and as a percentage of total revenue, for the periods indicated.

	For the Year Ended December 31,
	2021		2022		2023
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Other operating income	(287,946)	(2.9)	(279,184)	(2.2)	(221,021)	(1.7)
Sales and marketing expenses	3,829,743	38.5	3,269,223	26.3	2,779,223	21.3
General and administrative expenses	987,868	9.9	1,437,612	11.5	1,134,724	8.7
Provision for credit losses	117,427	1.2	513,690	4.1	633,942	4.8
Research and development expenses	831,703	8.4	1,376,501	11.0	1,164,126	8.9
Impairment of goodwill	–	–	354,943	2.9	117,875	0.9
Total operating expenses	5,478,795	55.1	6,672,785	53.6	5,608,869	42.9

Other Operating Income

Our other operating income consists primarily of rebates from e-commerce related logistic services provided by third parties.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of online and offline advertising expenses, sales incentives, and staff compensation and welfare expenses, which include share-based compensation for our employees engaged in sales and marketing functions. Our excess sales incentive, representing the sales incentive given exceeding the revenue we expect to receive on a transaction-by-transaction basis, was less than 10% of total revenue in 2023.

General and Administrative Expenses

Our general and administrative expenses consist primarily of facilities and other overhead expenses, depreciation and amortization expenses, impairment losses, external professional service expenses, and staff compensation and welfare expenses, which include share-based compensation for our employees engaged in general and administrative functions.

Provision for Credit Losses

Our provision for credit losses relates primarily to our credit business. Our provision for credit losses could increase with the growth of our lending activity and loans receivable or if the credit environment worsens. As our loan cycle is generally less than one year for the past years, an increase in our lending activity during the year therefore tends to increase our annual credit loss provisioning expense during the year at a higher rate than our outstanding gross loans receivable balance at year-end.

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

	For the Year Ended December 31,
	2021		2022		2023
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Selected Consolidated Statements of Operations Data:
Revenue:
Service revenue
Digital Entertainment	4,320,013	43.4	3,877,163	31.1	2,172,009	16.6
E-commerce and other services	4,564,617	45.8	7,463,173	60.0	9,770,376	74.8
Sales of goods	1,070,560	10.8	1,109,369	8.9	1,121,175	8.6
Total revenue	9,955,190	100.0	12,449,705	100.0	13,063,560	100.0
Cost of revenue:
Cost of service
Digital Entertainment	(1,230,082)	(12.4)	(1,077,017)	(8.7)	(672,481)	(5.1)
E-commerce and other services	(3,825,826)	(38.4)	(5,194,065)	(41.7)	(5,530,043)	(42.3)
Cost of goods sold	(1,003,547)	(10.1)	(993,346)	(8.0)	(1,027,389)	(7.9)
Total cost of revenue	(6,059,455)	(60.9)	(7,264,428)	(58.4)	(7,229,913)	(55.3)
Gross profit	3,895,735	39.1	5,185,277	41.6	5,833,647	44.7
Operating income (expenses):
Other operating income	287,946	2.9	279,184	2.2	221,021	1.7
Sales and marketing expenses	(3,829,743)	(38.5)	(3,269,223)	(26.3)	(2,779,223)	(21.3)
General and administrative expenses	(987,868)	(9.9)	(1,437,612)	(11.5)	(1,134,724)	(8.7)
Provision for credit losses	(117,427)	(1.2)	(513,690)	(4.1)	(633,942)	(4.8)
Research and development expenses	(831,703)	(8.4)	(1,376,501)	(11.0)	(1,164,126)	(8.9)
Impairment of goodwill	–	–	(354,943)	(2.9)	(117,875)	(0.9)
Total operating expenses	(5,478,795)	(55.1)	(6,672,785)	(53.6)	(5,608,869)	(42.9)
Operating (loss) income	(1,583,060)	(15.9)	(1,487,508)	(11.9)	224,778	1.7
Interest income	36,082	0.4	115,515	0.9	331,310	2.6
Interest expense	(136,876)	(1.4)	(45,396)	(0.4)	(41,075)	(0.3)
Net investment loss	(43,502)	(0.4)	(207,331)	(1.7)	(125,656)	(1.0)
Net (loss) gain on debt extinguishment	(2,069)	(0.0)	199,697	1.6	38,550	0.3
Foreign exchange gain (loss)	14,241	0.1	(75,510)	(0.6)	4,487	0.0
(Loss) Income before income tax and share of results of equity investees	(1,715,184)	(17.2)	(1,500,533)	(12.1)	432,394	3.3
Income tax expense	(332,865)	(3.3)	(168,395)	(1.4)	(262,680)	(2.0)
Share of results of equity investees	5,019	0.1	11,156	0.1	(7,032)	(0.1)
Net (loss) income	(2,043,030)	(20.5)	(1,657,772)	(13.3)	162,682	1.2

	For the Year Ended December 31,
	2021	2022	2023
	(US$ thousands)
Gross profit/(loss):
Services
E-commerce	381,830	1,302,034	2,713,824
Digital Financial Services	364,473	967,858	1,479,677
Digital Entertainment	3,089,931	2,800,146	1,499,528
Other Services	(7,512)	(784)	46,832
Sales of goods	67,013	116,023	93,786
Total gross profit	3,895,735	5,185,277	5,833,647

	For the Year Ended December 31,
	2021	2022	2023
	(Percentage)
Gross margin:
Services
E-commerce	9.4	21.0	34.4
Digital Financial Services	77.6	79.2	84.1
Digital Entertainment	71.5	72.2	69.0
Other Services	(32.6)	(1.5)	37.2
Sales of goods	6.3	10.5	8.4
Total gross margin	39.1	41.6	44.7

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue

Our total revenue increased by 4.9% from US$12.4 billion in 2022 to US$13.1 billion in 2023.

•
E-commerce: Our e-commerce service revenue increased by 27.4% from US$6.2 billion in 2022 to US$7.9 billion in 2023. This is mainly due to improved monetization, as e-commerce service revenue over GMV improved from 8.4% in 2022 to 10.0% in 2023, as set forth in the table below. Average order value on Shopee remained stable year-on-year, at approximately US$10.

	For the Year Ended December 31,
	2022	2023
	(US$ billions, except for percentages)
E-commerce service revenue	6.2	7.9
GMV	73.5	78.5
E-commerce service revenue / GMV	8.4%	10.0%

•
Digital Financial Services: Our digital financial services revenue increased by 44.0% from US$1.2 billion in 2022 to US$1.8 billion in 2023. This is mainly due to growth of our credit business as our lending activities increased and our loans receivable grew from US$2.1 billion for the year ended December 31, 2022 to US$2.5 billion for the year ended December 31, 2023.

•
Digital Entertainment: Our digital entertainment revenue decreased by 44.0% from US$3.9 billion in 2022 to US$2.2 billion in 2023. This decrease was primarily attributable to the moderation in active and paying user base. Average Game QAUs decreased by 7.9% from 572.2 million in 2022 to 527.2 million in 2023, while average Game QPUs decreased by 24.3% from 53.1 million in 2022 to 40.2 million in 2023.

•	Sales of goods: Revenue was relatively stable at US$1.1 billion for 2022 and 2023.

Cost of Revenue

Our total cost of revenue remained relatively stable at US$7.2 billion in 2023 as increases in cost of revenue for our e-commerce and digital financial services businesses were offset by decrease in cost of revenue for our digital entertainment business.

•
E-commerce: Cost of revenue increased by 5.8% from US$4.9 billion in 2022 to US$5.2 billion in 2023. The increase was primarily driven by the increase in logistics costs as orders volume grew 8.8% from 7.6 billion in 2022 to 8.2 billion in 2023.

•
Digital Financial Services: Cost of revenue increased by 10.1% from US$254.1 million in 2022 to US$279.7 million in 2023, primarily driven by interest expenses in line with the growth of our loan book and increases in customer deposits under our banking business, amortization costs of internally developed software, and server and hosting expenses.

•
Digital Entertainment: Cost of revenue dropped by 37.6% from US$1.1 billion in 2022 to US$672.5 million in 2023, primarily from payment channel costs, which was largely in line with the decrease in digital entertainment revenue.

•	Cost of goods sold: Cost of goods sold was relatively stable at US$1.0 billion for 2022 and 2023.

Gross Profit

As a result of the foregoing, our gross profit grew 12.5% from US$5.2 billion in 2022 to US$5.8 billion in 2023. Our gross margins improved from 41.6% in 2022 to 44.7% in 2023.

Other Operating Income

Our other operating income decreased by 20.8% from US$279.2 million in 2022 to US$221.0 million in 2023 primarily due to lower rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our sales and marketing expenses decreased by 15.0% from US$3.3 billion in 2022 to US$2.8 billion in 2023 due to our efforts to optimize operating costs and achieve higher cost efficiencies in our digital financial services and digital entertainment businesses.

General and Administrative Expenses

Our general and administrative expenses decreased by 21.1% from US$1.4 billion in 2022 to US$1.1 billion in 2023. The decrease was primarily due to a decrease in staff compensation and welfare expenses from lower staff headcount, as well as lower cost of office facilities and related expenses driven by cost saving initiatives in our business operations. In addition, in 2022, we incurred certain one-time impairment costs due to exits from non-core markets and certain divestments.

Provision for Credit Losses

Our provision for credit losses increased by 23.4% from US$513.7 million in 2022 to US$633.9 million in 2023, primarily driven by an increase in lending activity during the year, in line with the growth in our loan book as our loans receivable increased by 21.3%, growing from US$2.1 billion for the year ended December 31, 2022 to US$2.5 billion for the year ended December 31, 2023. As our loan cycle was generally less than one year in the past two years, an increase in our lending activity during the year therefore tended to increase our annual credit loss provisioning expense during the year at a higher rate than our outstanding gross loans receivable balance at year-end.

Research and Development Expenses

Our research and development expenses decreased by 15.4% from US$1.4 billion in 2022 to US$1.2 billion in 2023. The decrease was primarily due to the decrease in staff compensation and welfare expenses from lower headcount driven by cost saving initiatives in our business operation.

Impairment of Goodwill

We recorded an impairment of goodwill of US$117.9 million in 2023, compared to US$354.9 million in 2022. The goodwill impairment in 2023 was primarily due to the change in carrying amount of goodwill associated with our prior acquisition.

Other Income, Expenses, Gains and Losses

Our interest income, interest expense, net investment loss, net (loss) gain on debt extinguishment, and foreign exchange gain (loss) was a net loss of US$13.0 million in 2022, compared to a net income of US$207.6 million in 2023. The improvement was mainly due to higher interest income, lower investment loss, and a net foreign exchange gain of US$4.5 million in 2023, as compared to net foreign exchange loss of US$75.5 million in 2022. The improvement was partially offset by lower gain on debt extinguishment of US$38.6 million recognized in 2023, as compared to gain on debt extinguishment of US$199.7 million recognized in 2022 as we repurchased our 2026 convertible notes in both periods.

Loss or Income before Income Tax and Share of Results of Equity Investees

As a result of the foregoing, we had loss before income tax and share of results of equity investees of US$1.5 billion in 2022, compared to income before income tax and share of results of equity investees of US$432.4 million in 2023.

Income Tax Expense

We had an income tax expense of US$168.4 million in 2022 and US$262.7 million in 2023. The higher income tax expense was primarily due to higher income tax credit recognized in 2022 as a result of recognition of deferred tax assets from carried forward losses for our e-commerce business, partially offset by lower income tax expense incurred by our digital entertainment business.

Share of Results of Equity Investees

We had share of profit of equity investees of US$11.2 million in 2022, compared to share of loss of equity investees of US$7.0 million in 2023.

Net Loss or Income

As a result of the foregoing, we had net loss of US$1.7 billion in 2022, compared to net income of US$162.7 million in 2023.

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

Segment Reporting

We have three reportable segments, namely, e-commerce, digital financial services and digital entertainment. The chief operating decision maker reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment.

Information about segments during the years ended December 31, 2021, 2022 and 2023 presented were as follows:

	For the Year ended December 31, 2023
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	(US$ thousands)
Revenue	9,000,848	1,759,422	2,172,009	131,281	–	13,063,560
Operating (loss) income	(550,470)	490,209	1,177,871	(56,728)	(836,104)	224,778
Non-operating income, net						207,616
Income tax expense						(262,680)
Share of results of equity investees						(7,032)
Net income						162,682

	For the Year ended December 31, 2022
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	(US$ thousands)
Revenue	7,288,677	1,221,996	3,877,163	61,869	–	12,449,705
Operating (loss) income	(2,013,360)	(277,264)	1,971,416	(252,162)	(916,138)	(1,487,508)
Non-operating loss, net						(13,025)
Income tax expense						(168,395)
Share of results of equity investees						11,156
Net loss						(1,657,772)

	For the Year ended December 31, 2021
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	(US$ thousands)
Revenue	5,122,959	469,774	4,320,013	42,444	–	9,955,190
Operating (loss) income	(2,766,566)	(640,422)	2,500,081	(177,633)	(498,520)	(1,583,060)
Non-operating loss, net						(132,124)
Income tax expense						(332,865)
Share of results of equity investees						5,019
Net loss						(2,043,030)

(1)	A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services.”
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

Singapore

Our subsidiaries incorporated in Singapore are subject to the Singapore corporate tax of 17% in 2021, 2022 and 2023. Garena Online Private Limited was granted an additional five-year development and expansion incentive by the Singapore Economic Development Board, or the EDB, commencing from January 1, 2017, with another five-year extension commencing from January 1, 2022, which grant a concessionary tax rate of 10% from January 1, 2017 to December 31, 2021 and 10.5% from January 1, 2022 to December 31, 2026 on qualifying income, subject to certain terms and conditions imposed by the EDB.

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

Cash Flows and Working Capital

Our principal sources of liquidity have historically been cash generated from operating activities and financing activities including customer deposits under our banking business. The principal driver of our operating cash flows is cash received from sales of our services and products, including proceeds from our sales of in-game virtual items in our digital entertainment business, fees from paid advertising services, transaction-based fees, value-added services and proceeds from direct sales of goods in our e-commerce business, interest and fees received from our credit and banking businesses, fees from our mobile wallet services and premium or commissions from our insurance business, offset by operating expenses.

As of December 31, 2021, 2022 and 2023, we had US$10.8 billion, US$7.6 billion and US$4.2 billion, respectively, in cash, cash equivalents and restricted cash. Cash and cash equivalents consist of cash on hand, demand deposits and money market funds placed with banks and other financial institutions which are unrestricted as to withdrawal and use and have original maturities of three months or less. Restricted cash mainly comprise monies received that are held in escrow in connection with our e-commerce business and mobile wallet in connection with our digital financial services business. Our cash, cash equivalents and restricted cash are primarily denominated in U.S. dollars as well as in local currencies of the markets where we operate. We believe that our cash and cash equivalents, together with cash generated from operating and short-term investments, will be sufficient to meet our anticipated cash needs and obligations for the next 12 months. We may also access capital markets or credit facilities should we require additional working capital.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023
	(US$ thousands)
Net cash generated from (used in) operating activities	208,649	(1,055,692)	2,079,688
Net cash used in investing activities	(3,767,273)	(2,428,809)	(5,804,462)
Net cash generated from financing activities	7,401,589	400,256	366,011
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(58,218)	(143,511)	(7,964)
Net increase (decrease) in cash, cash equivalents and restricted cash	3,784,747	(3,227,756)	(3,366,727)
Cash, cash equivalents and restricted cash at beginning of year	7,053,393	10,838,140	7,610,384
Cash, cash equivalents and restricted cash at end of year(1)	10,838,140	7,610,384	4,243,657

(1)	As of December 31, 2022, cash and cash equivalents of US$13.2 million was included in assets held for sale within prepaid expenses and other assets.

Operating Activities

Net cash generated from operating activities amounted to US$2.1 billion in 2023 compared to net cash used in operating activities of US$1.1 billion in 2022. The difference was mainly due to increase in net income of US$1.8 billion, increase in change in deferred revenue of US$768.1 million and increase in change in accrued expenses and other payables of US$494.2 million in 2023 compared to 2022.

The main drivers for the increase in net income and increase in change in deferred revenue are:

•	higher e-commerce and digital financial services gross profits in 2023 due to improved monetization of our e-commerce business and growth of the credit business;

•
lower sales and marketing expenses in 2023 due to our efforts to optimize operating costs and achieve higher cost efficiencies in our digital financial services and digital entertainment businesses; and

•
lower general and administrative expenses in 2023 due to a decrease in staff compensation and welfare expenses from lower staff headcount, and lower cost of office facilities and related expenses driven by cost saving initiatives in our business operations and certain one-time impairment costs incurred in 2022 due to the exits from non-core markets and certain divestments;

•
partially offset by the decline in bookings in 2023 for our digital entertainment business due to the moderation in active and paying user base. Bookings refer to GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue and are used as an approximation of cash spent by our users.

The increase in change in accrued expenses and other payables is due to:

•	a general increase in 2023 in payables to our logistics providers in our e-commerce business in line with orders volume growth; and

•
a general increase in sales and marketing expenses payable by our e-commerce business in the second half of 2023, as compared to that of the second half in 2022, which is in line with the increase in investments in growing the e-commerce business in 2023 as opposed to the focus on cost saving initiatives in our business operations in 2022.

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

Investing Activities

Net cash used in investing activities amounted to US$5.8 billion in 2023. This was primarily attributable to purchase of investments of US$8.3 billion mainly consisting of time deposits and liquid investment products, an increase in loans receivable of our credit business of US$1.0 billion and purchase of property and equipment of US$241.6 million. These were partially offset by proceeds from maturity and disposal of investments of US$3.5 billion.

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

Financing Activities

Net cash generated from financing activities amounted to US$366.0 million in 2023. This was primarily attributable to an increase in bank customer deposits of US$389.3 million, as well as net proceeds from other funding sources related to the credit business of US$223.8 million, partially offset by the cash used in repurchase of convertible notes of US$204.6 million and repayment of bank borrowings of US$49.0 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period mainly include our convertible notes obligations, capital expenditures, other short-term working capital commitments, bank customer deposits, and other contractual cash obligations. We believe that our cash and cash equivalents, together with cash generated from operating and short-term investments, will be sufficient to meet our anticipated cash needs and obligations for the next 12 months.

Convertible Notes

Our convertible notes obligations, including scheduled interest, were approximately US$3.2 billion as of December 31, 2023, based on the contractual maturity assuming no conversion subsequent to December 31, 2023.

In June 2018, we completed an offering of 2.25% convertible senior notes in an aggregate principal amount of US$575 million, or the 2023 convertible notes. These 2023 convertible notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. Between May and October 2020, we entered into separate privately negotiated agreements with certain holders of our 2023 convertible notes to exchange approximately US$378.5 million principal amount of our then outstanding 2023 convertible notes for a combination of approximately US$50.0 million (plus accrued and unpaid interest to the exchange date, if any) in cash and approximately 18.5 million ADSs as consideration. The remaining US$31.3 million in principal amount of outstanding notes in 2023 were converted to 1,581,165 ADSs prior to their maturity in July 2023.

In November 2019, we completed an offering of 1.00% convertible senior notes in an aggregate principal amount of US$1.15 billion, or the 2024 convertible notes. These 2024 convertible notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will mature in December 2024. Note holders have the right, at their option, to convert the outstanding principal amount in whole or in part in integral multiples of US$1,000 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business on the business day immediately preceding June 1, 2024; or (ii) anytime on or after June 1, 2024 until the close of business on the second scheduled trading day immediately preceding the maturity date. On or after December 2, 2022, we may redeem for cash all or any part of the notes, if certain conditions are met, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. We may also redeem for cash all but not part of the notes at any time if less than US$75 million aggregate principal amount of notes remains outstanding at such time. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity date. The notes may be converted, in whole or in part, into our ADSs at an initial conversion rate of 19.9475 ADSs per US$1,000 principal amount (equivalent to approximately US$50.13 per ADS), subject to certain anti-dilution and make-whole fundamental change adjustments. Upon conversion, we have the right, at our option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to converting holders. As of March 31, 2024, holders of an aggregate of US$998.0 million principal amount of our 2024 convertible notes have elected to convert, and approximately US$152.0 million principal amount of our 2024 convertible notes remained outstanding.

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

In May 2020, we completed an offering of 2.375% convertible senior notes in an aggregate principal amount of US$1.15 billion, or the 2025 convertible notes. These 2025 convertible notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will mature in December 2025. Note holders have the right, at their option, to convert the outstanding principal amount in whole or in part in integral multiples of US$1,000 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business on the business day immediately preceding September 1, 2025; or (ii) anytime on or after September 1, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date. On or after May 19, 2023, we may redeem for cash all or any part of the notes, if certain conditions are met, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. We may also redeem for cash all but not part of the notes at any time if less than US$100 million aggregate principal amount of notes remains outstanding at such time. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity date. The notes may be converted, in whole or in part, into our ADSs at an initial conversion rate of 11.0549 ADSs per US$1,000 principal amount (equivalent to approximately US$90.46 per ADS), subject to certain anti-dilution and make-whole fundamental change adjustments. Upon conversion, we have the right, at our option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to converting holders. As of March 31, 2024, holders of an aggregate of US$0.5 million principal amount of our 2025 convertible notes have elected to convert, and approximately US$1.1 billion principal amount of our 2025 convertible notes remained outstanding.

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

In September 2021, we completed a registered offering of 0.25% convertible senior notes in an aggregate principal amount of US$2.875 billion, or the 2026 convertible notes. The notes will mature in September 2026. Note holders have the right, at their option, to convert the outstanding principal amount in whole or in part in integral multiples of US$1,000 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business on the business day immediately preceding June 15, 2026; or (ii) anytime on or after June 15, 2026 until the close of business on the second scheduled trading day immediately preceding the maturity date. On or after September 15, 2024, we may redeem for cash all or any part of the notes, if certain conditions are met, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. We may also redeem for cash all but not part of the notes at any time if less than US$250 million aggregate principal amount of notes remains outstanding at such time. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity date. The notes may be converted, in whole or in part, into our ADSs at an initial conversion rate of 2.0964 ADSs per US$1,000 principal amount (equivalent to approximately US$477.01 per ADS), subject to certain anti-dilution and make-whole fundamental change adjustments. Upon conversion, we have the right, at our option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to converting holders. During fiscal year 2023, we repurchased US$244.5 million aggregate of principal amount of our 2026 convertible notes. As of March 31, 2024, approximately US$1.6 billion aggregate of principal amount of our 2026 convertible notes remained outstanding.

For the years ended December 31, 2021, 2022 and 2023, we recognized total interest expense for coupon interest of US$36.2 million, US$36.5 million and US$34.3 million and amortization of discount on the liability component of US$100.1 million, US$7.5 million and US$6.0 million, respectively, on our then outstanding convertible notes. For further information, refer to Note 13 – Convertible Notes in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

Capital Expenditures

Our capital expenditures amounted to US$807.2 million, US$976.3 million and US$258.3 million in 2021, 2022 and 2023, respectively. Capital expenditure was incurred for purchases of property and equipment and software, and costs for developing software for internal use. We will continue to make capital expenditures to meet the needs of our business and expect that our cash and cash equivalents, together with cash generated from operating and short-term investments will meet our capital expenditure needs in the foreseeable future.

Deposits Payable

As of December 31, 2023, our consolidated balance sheets had deposits payable of US$1.7 billion, which are customer deposits from our banking business.

Other Contractual Cash Obligations

Our operating lease obligations, including imputed interest, were US$1.4 billion as of December 31, 2023, of which US$298.1 million is payable within the next 12 months. Our obligations for leases that have not yet commenced, including imputed interest, were US$518.3 million as of December 31, 2023, of which US$10.8 million is payable within the next 12 months. For further information on our leases, refer to Note 9 – Leases in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

We have purchase commitments of US$137.8 million as of December 31, 2023, including US$40.9 million to purchase property and equipment and hosting services, US$6.8 million committed licensing fee payable for the licensing of game titles, and US$90.1 million commitment to invest in certain companies. The aggregate of our purchase commitments payable within the next 12 months is US$130.4 million. For further information, refer to Note 23 – Commitments and Contingencies in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

We have commitments to pay a minimum guarantee of royalty fees to game developers for certain online games we licensed. As of December 31, 2023, the minimum guarantee commitment amounted to US$10.4 million for launched games as well as licensed but yet to be launched games, of which the full amount is payable within the next 12 months. For further information, refer to Note 23 – Commitments and Contingencies in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

Our banking business in Singapore, Indonesia and the Philippines have commitments to extend credit to our respective customers under committed facilities. As of December 31, 2023, bank customers can draw down on a total undrawn credit limit of US$11.0 million under such committed facilities.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reporting of, among other things, assets and liabilities, disclosure of contingent assets and liabilities and revenue and expenses. We regularly evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of judgments, estimates and assumptions, our actual results could differ from what we expect.

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

Recognition of Digital Entertainment Revenue

We distribute online games, including self-developed games and licensed games from game developers, through our PC and mobile based applications and certain app stores. We offer many ways for users to purchase in-game items, including through online payment gateways, bank transfers, credit cards, mobile phone billing and prepaid cards (including our own prepaid cards which are sold through agents). As we control the service of providing games to the users and have a direct contractual arrangement with our paying users and have the right to determine the price to be paid by such users, the gross proceeds collected from these channels represent revenue to be recognized, and the amounts retained by these channels based on a predetermined percentage represent our cost of revenue to be recognized.

Revenue is recognized over the performance obligation period. We recognize an implied obligation to the paying users to continue to provide hosting services and access to the purchased virtual items within the online games over an estimated performance obligation period. Such performance obligation period is determined in accordance with the estimated average lifespan of the paying user or virtual items sold.

•	Item-based revenue model. Virtual items have different lifespan patterns: time-based, consumable and durable.

•	Time-based virtual items are items with a stated expiration time. Revenue attributable to a time-based virtual item is recognized ratably over the period based on the time unit of the item.

•
Consumable virtual items are items that can be consumed by a specific user action and have limitations on repeated use. Revenue attributable to a consumable virtual item is recognized upon consumption.

•
Durable virtual items are items that provide the user with continuing benefits over an extended period of time. Revenue attributable to a durable virtual item is recognized ratably over its average lifespan.

•
User-based revenue model. We track paying users’ activeness within each game where the user-based revenue model is used to estimate paying users’ average lifespan. Paying users are defined as inactive when they have reached a period of inactivity such that it is reasonable to believe that these users will not return to a specific game.

Determining the estimated performance obligation period requires management’s judgment and thus involves uncertainty. Future users’ usage patterns and playing behaviors may change and differ from the historical usage patterns and playing behaviors, leading to a change in the estimated performance obligation period.

Our weighted-average performance obligation period for our paying users used for the purposes of revenue recognition was 14 months as of December 31, 2023. Based on the deferred revenue and payment channel costs amounts as at December 31, 2023, a one-month decrease in the average paying user lifespan for each of our online games would result in an approximately US$42.1 million decrease in deferred revenue balance and US$7.8 million decrease in deferred payment channel costs. Conversely, a one-month increase in the average paying user lifespan for each of our games would result in an approximately US$32.4 million increase in deferred revenue balance and US$6.0 million increase in deferred payment channel costs balance.

Investment in Equity Securities

Our investments in equity securities for which (1) we do not have the ability to exercise significant influence and (2) are without readily determinable fair value, are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment in the same investee.

We evaluate these securities at each reporting period to determine whether there are indicators that the investment may be impaired (i.e. whether the fair value of these equity securities is less than the current carrying value). Such evaluation includes reviewing the investee’s cash position, recent financings, projected and historical financial performance, cash flow forecasts and current and future financing needs. If, based on this evaluation, we have a reason to believe that the fair value of the investment is less than the carrying value, we then estimate the fair value and record an impairment loss equal to the difference between the fair value of the investment and its carrying amount.

In such circumstances, the fair value of the investment is measured using the Market Adjusted Option Pricing Model Backsolve, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees, liquidity factors and a selection of comparable companies. The most significant unobservable input used in this model is the market adjustment. Market adjustment represents the estimated range of changes in industry valuations since the investee’s last external valuation. As at December 31, 2023, a 5 percentage points increase in the market adjustment input would have resulted in a decrease in the impairment charges by approximately US$19.4 million. Conversely, a 5 percentage points decrease would have resulted in an increase in the impairment charges by approximately US$21.4 million.

Share-based Compensation – share options

Share-based compensation from share option grants is measured at fair value on grant date and recognized as compensation expense over the requisite service period (which is generally the vesting period) in the consolidated statements of operations. We applied the Black-Scholes option pricing model in determining the estimated fair value of the share options on grant date. This model requires the input of assumptions, most of which are not subject to significant estimation uncertainty. The expected term of the option for which employees are likely to exercise their share options is based on the simplified method due to insufficient relevant historical exercise data to provide a reasonable basis to estimate expected term. The risk-free rate used is based on the US Treasury Yields at the time of grant which is generally objectively determinable.

The estimated stock price volatility assumption used in the Black-Scholes option pricing model is judgmental and changes to the volatility assumption could significantly affect the estimated fair value of our share options and hence the amount of compensation expense that we recognize in our consolidated financial statements.

During the year ended December 31, 2023, the expected volatility used in Black-Scholes option pricing model to estimate the fair value of share option granted in 2023 ranged between 60.2% – 62.0%. A 10 percentage points increase in expected volatility would result in an approximately US$6.2 million increase in the aggregate fair value of the options we granted in 2023, which would be recognized over the awards’ requisite service period. Conversely, if the expected volatility decreased by 10 percentage points, the aggregate fair value of the options we granted in 2023 would have decreased by approximately US$6.4 million, which would be recognized over the awards’ requisite service period.

Income Taxes

We account for income taxes using the liability method. We determine deferred tax assets and liabilities based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that are in effect in the period in which the differences are expected to reverse. Determining the likelihood that our net deferred tax assets will be realized from future taxable income may require certain judgment. The accounting for deferred tax represents our best estimates of certain future events. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. Changes in estimates, due to unanticipated events or otherwise, could have a material effect on our consolidated financial statements.

Impairment of Long-lived Assets in E-commerce Segment

We evaluate our long-lived assets for impairment when there are events or changes in circumstances which indicate that the carrying amounts of the long-lived assets may not be recoverable. Due to the losses incurred by the E-commerce segment, we evaluate the related long-lived assets for impairment at the asset group level by comparing the carrying amount of the asset group to the recoverable value determined by forecasted undiscounted cash flows expected to be generated by this asset group. If the carrying amount of the asset group exceeds the forecasted undiscounted cash flows, we would then be required to compare the estimated fair value of the asset group to its carrying amount to determine the amount of impairment, if any, to record against the long-lived assets in the asset group. As of December 31, 2023, our long-lived assets in the E-commerce segment amounted to approximately 84.6% of our total long-lived assets and no impairment had been provided.

The accounting estimates related to impairment of long-lived assets is critical due to the magnitude of the carrying amount of long-lived assets and management’s judgment is required in estimating the recoverable value (undiscounted cash flows) of the asset group, which are sensitive to key assumptions such as projected revenue and sales and marketing expenses. As at December 31, 2023, the recoverable value assessed exceeded the carrying amount of the asset group by a substantial margin.

Goodwill Impairment

Goodwill is tested for impairment annually, or whenever events or changes in circumstances indicate that it might be impaired. For the impairment assessment on goodwill, we make a qualitative assessment to determine whether quantitative impairment testing is necessary. The qualitative assessment includes a review of macroeconomic conditions, industry and market considerations, and overall financial performance of the reporting unit, among other factors. If the qualitative assessment indicates that it is more likely than not that the carrying value of the reporting unit exceeds its fair value, we then perform a quantitative test to calculate the estimated fair value of the reporting unit. We record goodwill impairment if the carrying amount of the reporting unit exceeds its fair value.

Determining the fair value of each goodwill reporting unit requires significant judgment. Estimation of the fair value of each of our goodwill reporting units generally uses public company multiples, which requires reasonable selection of market multiples based on a comparison of the reporting unit's performance to that of its peer companies. In the first quarter of 2023, we recorded goodwill impairment charges of US$117.9 million due to the change in business strategy of a certain reporting unit. The reporting unit was subsequently disposed during the year. We performed our annual goodwill impairment testing in the fourth quarter of 2023 and we determined that no goodwill impairment existed. Our reporting units with material goodwill had estimated fair value exceeded the carrying value by more than 10%.

Allowance for Credit Losses

We established allowances for credit losses for accounts receivable, loans receivable, off-balance sheet loan commitments and available-for-sale investments, the most significant of which is the allowances associated with our consumer and SME loans receivable from our digital financial services business.

For our consumer and SME loans receivable, we establish a provision matrix applied on the portfolio segmented by factors such as geographic region and products that are considered to have similar credit characteristics and risk of loss. We compute our allowance for credit loss based on our historical lifetime credit loss experience, adjusted for relevant forward-looking factors. We utilize models such as transition matrix method based on roll rates and then transformed, taking into account expected future delinquency rate to estimate the likelihood that a loan will default over a given period of time, net of any estimated recoveries. These models utilize information that is available at the reporting date about past events, current conditions, estimated recovery rate and macro-economic forecasts. As at December 31, 2023, a relative 5% decrease in the estimated recovery rate would have resulted in an increase in the allowance for credit losses by approximately US$14.8 million. Conversely, a relative 5% increase in the estimated recovery rate would have resulted in a decrease in the allowance for credit losses by approximately US$15.8 million.

Recent Accounting Pronouncements

The recent accounting pronouncement adopted during the year ended December 31, 2023 is discussed and included in Note 2(z) – Summary of Significant Accounting Policies – Recently adopted accounting pronouncements in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

The recently issued accounting pronouncements not yet adopted during the year ended December 31, 2023 is discussed and included in Note 2(aa) – Summary of Significant Accounting Policies – Recently issued accounting pronouncements not yet adopted in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Forrest Xiaodong Li	46	Chairman and Chief Executive Officer
Gang Ye	43	Director and Chief Operating Officer
Tony Tianyu Hou	45	Director and Chief Financial Officer
David Heng Chen Seng	57	Director
Khoon Hua Kuok	45	Director
David Y Ma	43	Director
Chris Zhimin Feng	41	President
Terry Feng Zhao	40	President of Garena
Yanjun Wang	43	Chief Corporate Officer, General Counsel and Company Secretary
David Jingye Chen	43	Chief Product Officer of Shopee

Forrest Xiaodong Li is our founder and has served as the chairman of Sea Limited and our chief executive officer since our inception in May 2009. He is a member of the board of directors of the Singapore Economic Development Board, and serves as an independent non-executive director of Shangri-La Asia Limited. He also serves on the board of trustees for the National University of Singapore, and on the advisory council of Stanford University’s Graduate School of Business. Forrest holds an M.B.A. degree from Stanford University’s Graduate School of Business and a bachelor’s degree in Engineering from Shanghai Jiaotong University.

Gang Ye is our co-founder and has been a member of the board of directors of Sea Limited since March 2010. Gang has served as our chief operating officer since January 2017 and served as our chief technology officer between March 2010 and December 2016. He previously worked at Wilmar International and the Economic Development Board of Singapore. Gang holds B.S. degrees in Computer Science and Economics from Carnegie Mellon University.

Tony Tianyu Hou has served as our director since February 2018. Tony joined our company in September 2010 and has served as our chief financial officer since January 2013. He previously served as our financial controller. Before joining us, Tony was an audit senior manager at Ernst & Young, where he worked from October 2000 to September 2010 in both China and the U.S. Tony is a non-practicing U.S. Certified Public Accountant and a non-practicing member of the Chinese Institute of Certified Public Accountants. He holds an M.B.A. degree from the University of Chicago’s Booth School of Business and a bachelor’s degree in Accounting from Fudan University.

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

David Y Ma has served as our director since May 2023. He previously worked at Sea as the Chief Investment Officer of Sea Capital from March 2021 to April 2023. He was the founder and Managing Partner of Composite Capital, a global investment management firm. Previously he served as a partner at Hillhouse Capital, and worked at Bain Capital and Boston Consulting Group. David holds a bachelor’s degree in Economics, Finance, and Management from the Wharton School of the University of Pennsylvania.

Chris Zhimin Feng joined our company in March 2014 and has served as President since January 2022. Prior to this role, he served as the chief executive officer of Shopee from July 2015, and as the chief executive officer of SeaMoney from March 2020. Previously he served as our head of mobile business. Before joining our company, Chris worked at Rocket Internet SE, where he served in management roles at Zalora and Lazada, and at McKinsey & Company. Chris holds a bachelor’s degree in Computer Science with first class honors from the National University of Singapore.

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

Yanjun Wang is our chief corporate officer, general counsel and company secretary. Yanjun has served as our chief corporate officer since May 2019, company secretary since November 2017 and general counsel since March 2014. Prior to joining our company, Yanjun was an attorney at Skadden, Arps, Slate, Meagher & Flom LLP and Kirkland & Ellis. She is qualified to practice law in the State of New York. She holds a J.D. degree from Harvard Law School and a B.A. degree in Economics from Harvard University.

David Jingye Chen is our co-founder and serves as the chief product officer of Shopee. He was formerly chief of staff, a position he held from January 2017 to December 2019. Prior to that, David served as our chief operating officer from our inception in May 2009 to December 2016. He previously held positions at PSA Corporation Limited. David holds a bachelor’s degree in Computer Engineering with first class honors from the National University of Singapore.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2023, we paid and accrued fees and compensation in cash (excluding equity-based awards) of approximately US$1.6 million to our directors and executive officers as a group.

On April 17, 2022, the board of directors of the company canceled authorized grants from May 2019 to Forrest and certain other employees of options to purchase 20 million and 30 million Class A ordinary shares of the company, respectively, at US$22.50 per share. At the time of cancellation, these options had not been granted. In substitution of these canceled options, the board of directors of the company awarded the executive officers of the company options to purchase up to a total of 30 million Class A ordinary shares at US$120 per share, including options to purchase five million Class A ordinary shares to Forrest. These options will vest every three months over a period of five years commencing April 30, 2022 and will expire 10 years after the grant date. These awards have been granted to the executive officers in April 2022. In 2023, the board of directors of the company approved the cancellation of unvested options to purchase 3.75 million Class A ordinary shares to certain executive officers from the aforesaid April 2022 awards and substituted with 1.25 million restricted share units to the affected executive officers. Such restricted share units were to vest over the remaining vesting period of the cancelled options, subject to the same vesting terms and conditions. The substitution did not have any financial impact on our share-based compensation expenses. In addition, a total of 47,016 restricted shares units were granted to our directors and executive officers in 2023, among which 37,016 restricted share units had fully vested within the year of 2023 and therefore do not show in the table below regarding the outstanding awards to our directors and executive officers as of December 31, 2023. For more information on share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

2009 Share Incentive Plan

We adopted the 2009 Plan to promote the success of our business and the interests of our shareholders by providing additional incentives to attract, motivate, retain and reward our officers, employees, directors and other eligible persons and to link the interests of the award recipients with our shareholders. In February 2018, our board of directors approved automatic increases on January 1 of each of 2019, 2020, 2021 and 2022 of the maximum aggregate number of ordinary shares which may be issued under the 2009 Plan by 5% of the total number of ordinary shares of all classes of the company outstanding on that day immediately before the increase. In addition, in July 2019, our board of directors approved a one-time increase of the maximum aggregate number of shares which may be issued pursuant to the 2009 Plan by three million, and at the same time reduced three million shares from the scheduled automatic increase of shares pursuant to the aforesaid automatic annual increase mechanism on January 1, 2020. In April 2022, our board of directors approved the amendment and restatement of the 2009 Plan to increase the maximum aggregate number of shares available under the 2009 Plan, pursuant to which on January 1 of each of 2023, 2024, 2025 and 2026, the maximum aggregate number of ordinary shares which may be issued under the 2009 Plan will increase by 3% of the total number of ordinary shares of all classes of the company outstanding on that day immediately before the increase. Currently, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2009 Plan is 210,888,606. The awards expire 10 years after the date of the grant.

As of March 31, 2024, outstanding awards granted under the 2009 Plan consisted of (i) options to purchase 59,598,234 Class A ordinary shares, (ii) 16,005,794 restricted Class A ordinary share units, and (iii) 267,574 share appreciation rights.

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

Power of Attorney on Voting.   Under the award agreements, with respect to the Class A ordinary shares issued upon exercise of options or vesting of restricted shares or restricted share units, almost all of our award recipients appoint Mr. Forrest Xiaodong Li, our chairman and chief executive officer, as his or her irrevocable proxy to vote all such Class A ordinary shares on all matters on which such Class A ordinary shares are entitled to vote.

The table below sets forth certain information as of December 31, 2023 concerning the outstanding awards we have granted to our directors and executive officers by the time on an individual basis.

Name	Class A Ordinary Shares Underlying Outstanding Awards Granted	Price (US$/Share)	Date of Grant	Date of Expiration
Forrest Xiaodong Li	10,000,000(1)(3)	15.0	April 30, 2019	April 30, 2029
	5,000,000(1)(3)	15.0	April 30, 2020	April 30, 2030
	5,000,000(1)	120.0	April 17, 2022	April 17, 2032
Gang Ye	4,650,000(1)	15.0	February 28, 2018	February 28, 2028
	5,000,000(1)	120.0	April 17, 2022	April 17, 2032
Tony Tianyu Hou	*(1)	15.0	February 28, 2018	February 28, 2028
	*(1)	120.0	April 17, 2022	April 17, 2032
	*(2)	—	July 31, 2023	—
David Heng Chen Seng	*(2)	—	October 19, 2021	—
Khoon Hua Kuok	5,000(2)	—	October 19, 2021	—
David Y Ma	*(1)	120.0	April 17, 2022	April 17, 2032
	*(2)	—	May 15, 2023	—
Chris Zhimin Feng	100,000(1)	4.5	January 26, 2015	January 26, 2025
	4,500,000(1)	15.0	February 28, 2018	February 28, 2028
	4,000,000(1)	15.0	February 28, 2019	February 28, 2029
	6,000,000(1)	120.0	April 17, 2022	April 17, 2032
Terry Feng Zhao	*(1)	15.0	January 31, 2019	January 31, 2029
	*(1)	120.0	April 17, 2022	April 17, 2032
Yanjun Wang	*(1)	15.0	February 28, 2018	February 28, 2028
	*(1)	120.0	April 17, 2022	April 17, 2032
	*(2)	—	July 31, 2023	—
David Jingye Chen	220,000(1)	4.5	January 26, 2015	January 26, 2025
	2,000,000(1)	15.0	February 28, 2018	February 28, 2028
	2,000,000(1)	120.0	April 17, 2022	April 17, 2032
All directors and executive officers as a group	59,906,667

*	Each of these directors and executive officers beneficially owns less than 1% of our total outstanding shares as of December 31, 2023.
(1)	Represents options to purchase Class A ordinary shares.
(2)	Represents unvested restricted shares units for Class A ordinary shares.
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

We had a total of approximately 67,300, 63,800 and 62,700 employees as of December 31, 2021, 2022 and 2023, respectively. The following table indicates the distribution of our employees by function as of December 31, 2023:

Function	Number of Employees
General operation	36,900
Sales and marketing	10,600
General and administrative	5,600
Research and development	9,600
Total	62,700

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

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2024:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 574,340,007 ordinary shares issued and outstanding as of March 31, 2024, comprising 528,812,214 Class A ordinary shares and 45,527,793 Class B ordinary shares.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Total Class A and Class B Ordinary Shares†	Percentage of Total Voting Power Held ††
Directors and Executive Officers:(1)
Forrest Xiaodong Li(2)	69,416,146	45,527,793	18.5	59.8
Gang Ye(3)	34,087,398	—	5.9	1.7
Tony Tianyu Hou	*	—	*	*
David Heng Chen Seng	*	—	*	*
Khoon Hua Kuok(4)	8,207,907	—	1.4	0.7
David Y Ma	*	—	*	*
Chris Zhimin Feng(5)	9,357,650	—	1.6	0.0
Terry Feng Zhao	*	—	*	*
Yanjun Wang	*	—	*	*
David Jingye Chen(6)	11,864,075	—	2.1	0.7
All directors and executive officers as a group(7)	213,444,147	45,527,793	41.7	71.3
Principal Shareholders:
Tencent entities(8)	104,264,743	—	18.2	0.0
Blue Dolphins Venture Inc(9)	—	45,527,793	7.9	56.4
Baillie Gifford & Co(10)	34,183,394	—	6.0	2.8

*	Less than 1% of our total outstanding shares on an as converted basis.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2024, by the sum of Class A and Class B ordinary shares, and the number of shares that such person or group has the right to acquire beneficial ownership within 60 days after March 31, 2024.

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

(2)
Represents (i) 45,527,793 Class B ordinary shares held by Blue Dolphins Venture Inc, a British Virgin Islands company wholly owned by Mr. Li, (ii) 2,695,579 Class A ordinary shares beneficially owned by Mr. Li (including through an entity solely owned and controlled by Mr. Li), (iii) 17,000,000 Class A ordinary shares issuable upon exercise of options held by Mr. Li within 60 days of March 31, 2024 and 2,834 Class A Ordinary Shares issuable upon vesting of restricted share units within 60 days from March 31, 2024, and (iv) an aggregate of 49,717,733 Class A ordinary shares over which Mr. Li has received irrevocable voting proxies from the respective owners of such shares (including certain directors and employees, certain affiliates of our employees, Garena ESOP Program (PTC) Limited and a family member of Mr. Li), including 27,997,705 Class A ordinary shares issuable upon exercise of options within 60 days of March 31, 2024 and 1,224,424 Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2024.

(3)
Represents (i) 27,434,564 Class A ordinary shares held or beneficially owned by Mr. Ye, and (ii) 6,650,000 Class A ordinary shares issuable upon exercise of options held by Mr. Ye within 60 days of March 31, 2024 and 2,834 Class A Ordinary Shares issuable upon vesting of restricted share units within 60 days from March 31, 2024. With respect to 13,111,553 Class A ordinary shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Mr. Ye.

(4)
Includes (i) 200,000 Class A ordinary shares held or beneficially owned by Bright Magic Investments Limited, a British Virgin Islands company, (ii) 2,926,071 Class A ordinary shares held by Fexos Limited, a British Virgin Islands company, (iii) 1,701,945 Class A ordinary shares beneficially owned by Macromind Investments Limited, a British Virgin Islands company (iv) 705,184 Class A ordinary shares held by City Jet Limited, a British Virgin Islands company, (v) 104,616 Class A ordinary shares beneficially owned by Joyce M. Kuok Foundation, a Hong Kong company, (vi) 104,616 Class A ordinary shares beneficially owned by Zheng Ge Ru Foundation, a Hong Kong company, and (vii) 322,000 shares held by Always Best International Limited, a Hong Kong company. Bright Magic Investments Limited, Fexos Limited, and Macromind Investments Limited are all wholly-owned subsidiaries of Kerry Group Limited. Mr. Kuok is a director of Kerry Group Limited and has indirect minority interests in these entities. Mr. Kuok may be deemed to have beneficial interests in the shares beneficially owned by these entities. City Jet Limited’s shareholders are Joyce M. Kuok Foundation and Zheng Ge Ru Foundation. As Mr. Kuok is a governor of these two foundations, he may be deemed to have or share investment power which includes the power to dispose, or to direct the disposition of, the shares beneficially owned by City Jet Limited and these two foundations. Always Best International Limited is an investment company of a discretionary trust in which Mr. Kuok is one of the discretionary beneficiaries. Mr. Kuok disclaims beneficial ownership of ordinary shares held or beneficially owned by all of the aforesaid entities for all other purposes. The business address of Kerry Group Limited is 32/F, Kerry Centre, 683 King’s Road, Quarry Bay, Hong Kong. The business address or registered office of all the other aforesaid entities is 31/F, Kerry Centre, 683 King’s Road, Quarry Bay, Hong Kong, except for City Jet Limited whose registered office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Shares beneficially owned by Mr. Kuok do not include the shares issuable upon conversion of the following convertible notes which were not convertible accordingly to their respective terms and conditions within 60 days of March 31, 2024: (i) US$100 million principal amount of our 2024 convertible notes currently held by Macromind Investments Limited, (ii) US$10 million principal amount of our 2025 convertible notes currently held by Velmar Company Limited, a Hong Kong company, wholly owned by Kerry Group Limited, and (iii) US$35 million principal amount of our 2026 convertible notes currently held by Merrywood Investments Limited, a British Virgin Islands company, wholly owned by Kerry Group Limited, subject to the terms and conditions of such notes.

(5)
Represents (i) 354,816 Class A ordinary shares held or beneficially owned by Mr. Feng, and (ii) 9,000,000 Class A ordinary shares issuable upon exercise of options held by Mr. Feng within 60 days of March 31, 2024 and 2,834 Class A Ordinary Shares issuable upon vesting of restricted share units within 60 days from March 31, 2024. With respect to all these shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Mr. Feng.

(6)
Represents (i) 8,841,241 Class A ordinary shares held or beneficially owned by Mr. Chen, and (ii) 3,020,000 Class A ordinary shares issuable upon exercise of options held by Mr. Chen within 60 days of March 31, 2024 and 2,834 Class A Ordinary Shares issuable upon vesting of restricted share units within 60 days from March 31, 2024. With respect to 3,706,703 Class A ordinary shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Mr. Chen.

(7)
In September 2022, Tencent Holdings Limited and certain other Tencent entities granted an irrevocable voting proxy with respect to all their Class A ordinary shares to our board of directors to vote on matters that are subject to the vote of shareholders of Sea. Such proxy gives our board of directors (duly constituted from time to time) approximately 8.6% of total voting power as of March 31, 2024. The total number of Class A ordinary shares beneficially owned by all directors and executive officers as a group and the voting power of all directors and executive officers as a group have included the shares subject to such proxy.

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

(10)
Based on a Schedule 13G filed with the SEC on January 26, 2024 by Baillie Gifford & Co (“Baillie Gifford”), Baillie Gifford reported sole voting power over 22,321,284 ADSs, each representing one Class A ordinary share, and sole dispositive power over 34,183,394 ADSs. The address of Baillie Gifford is Calton Square 1 Greenside Row Edinburgh EH1 3AN, Scotland, United Kingdom.

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

As of March 31, 2024, 392,323,309 of our Class A ordinary shares were held as ADSs by the depositary for our ADS holders. Other than the depositary, we are not aware of any record shareholder being a United States citizen or an entity incorporated in the United States as of March 31, 2024.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For certain information as of December 31, 2023 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our share incentive plan, see “—B. Compensation—Share Incentive Plan.” Other than under the 2009 Plan, there are no arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

In October 2023, we deconsolidated a subsidiary. For further information, refer to Note 20 – Related Party Transactions in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

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

Legal and Administrative Proceedings

From time to time, we are and may become involved in legal proceedings, claims, investigations, and other disputes incidental to the ordinary conduct of our business including, among other things, contract or licensing disputes, copyright, trademark and other intellectual property infringement claims, consumer protection claims, employment related cases, disputes between consumers and third-party sellers or merchants, and disputes concerning other matters incidental to the ordinary course of our business. We may also initiate legal proceedings to protect our rights and interests. We are not a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have any material adverse effect on our business, financial condition or results of operations, and our management believes that the risk of material loss in connection with the actions discussed below is currently remote. However, in light of the inherent uncertainties involved in these matters, some of which are beyond our control, the risk of loss may become more likely and an adverse outcome of one or more of these matters could be material to our results of operations or cash flows for any particular reporting period.

Class Action Litigations

New York Action. On February 11, 2022, a putative class action captioned City of Taylor Police and Fire Retirement System v. Sea Limited, et al., No. 151344/2022, was filed in New York state court against our company, directors, one of our shareholders, registered agent, and the underwriters of our ADS offering in September 2021. The plaintiff’s complaint, which was amended on May 16, 2022, alleges that the registration statement for our ADS offering contained material misstatements or omissions in violation of the U.S. securities laws. On June 17, 2022, a second putative securities class action lawsuit captioned General Retirement System of the City of Detroit v. Sea Limited, et al., Index No. 155162/2022, was filed in New York state court against the same defendants. The complaint is purportedly on behalf of investors who purchased the company’s 0.25% convertible notes due 2026 in our registered notes offering in September 2021 conducted concurrently with the abovementioned ADS offering and contained substantially similar allegations.

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

In July 2022, the Company and other served defendants filed a motion to dismiss the consolidated amended complaint. On May 15, 2023, the court issued a decision and order dismissing the complaint in its entirety with prejudice.

On June 15, 2023, the plaintiffs filed a motion for leave to reargue and renew the motion to dismiss. On November 20, 2023, the court issued a decision and order denying the plaintiffs’ motion for leave to reargue and renew the motion to dismiss.

On June 15, 2023, the plaintiffs also filed a notice of appeal, which remains pending. We believe the case is without merit and intend to vigorously defend the action.

Arizona Action. On July 21, 2023 and September 8, 2023, two putative securities fraud class actions Muraweh v. Sea Limited, et al. and Mirvaydulloev v. Sea Limited, et al. were filed in the United States District Court for the District of Arizona against our company and two of our officers, asserting claims under the U.S. Securities Exchange Act of 1934. On October 6, 2023, the Court consolidated both actions and appointed Laborers District Council Construction Industry Pension Fund as lead plaintiff under the caption Laborers District Council Construction Industry Pension Fund v. Sea Limited, et al., Case No. CV-23-01455-PHX-DLR.

 On October 23, 2023, the Company filed a motion to transfer the class action to the United States District Court for the Southern District of New York. The motion to transfer is fully briefed and remains pending. On December 22, 2023, lead plaintiff filed a consolidated amended complaint against the Company and five of its officers alleging claims under the Exchange Act. The Company has filed a motion to dismiss the action, which remains at its preliminary stages. We believe the case is without merit and intend to vigorously defend the action.

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

Board of Directors

See “Item 6. Directors, Senior Management and Employees.”

Exempted Company

We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary resident company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company is not required to open its register of members for inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are given for a period of up to 30 years);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

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

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members.

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

A quorum required for a meeting of shareholders consists of one or more shareholders holding, in aggregate, not less than 40% of the votes attaching to all issued and outstanding shares of our company present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Advance notice of at least seven calendar days, or such longer period as may be determined by the chairman of our board of directors or our board of directors (exclusive of the day on which it is given or deemed to be given and of the day for which it is given) is required for the convening of our annual general meeting and other shareholders meetings.

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

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares (including any redeemable shares) provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by our Ninth Amended and Restated Memorandum and Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

Foreign-sourced dividends received or deemed to be received in Singapore by corporate investors who do not have a business presence in Singapore, are not tax resident in Singapore, and who do not have a permanent establishment or tax presence in Singapore, will generally not be subject to income tax in Singapore. Foreign-sourced dividends received or deemed to be received in Singapore by corporate investors who are tax residents in Singapore will generally be subject to Singapore income tax. Since Sea Limited is a company incorporated in the Cayman Islands, and the prevailing rate of tax in the Cayman Islands, being a tax of a similar character to the Singapore income tax, is 0%, dividends received in Singapore by resident corporate investors should be subject to Singapore income tax at the prevailing rate of 17% unless the resident corporate investors are able to avail themselves to the exemption in Section 13(12) of the Singapore Income Tax Act.

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

Such gains may also be considered revenue in nature, even if they do not arise from an activity in the ordinary course of trade or business or an ordinary incident of some other business activity. For example, if our ADSs or our ordinary shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes in Singapore. Conversely, gains from disposition of our ADSs or our ordinary shares in Singapore, if considered as capital gains rather than income by the Inland Revenue Authority of Singapore, are not taxable in Singapore to the extent that they do not fall within the ambit of Section 10L.

Under Section 10L of the Singapore Income Tax Act, effective January 1, 2024, foreign-sourced disposal gains received in Singapore by an entity of a relevant group from the sale or disposal of a foreign asset will be treated as income chargeable to tax under Section 10(1)(g) of the Singapore Income Tax Act. A group is a relevant group if the entities of the group are not all incorporated, registered or established in Singapore, or any entity of the group has a place of business outside Singapore. An entity in this context includes any legal person (but not an individual), a general or limited partnership, or a trust.

“Foreign sourced disposal gains” are gains derived from the sale of moveable or immoveable property situated outside Singapore. Such gains will only be subject to tax if they are received in Singapore by an entity that does not have adequate economic substance in Singapore and the sale or disposal of the foreign asset occurs on or after January 1, 2024. Foreign sourced disposal gains derived by foreign entities (incorporated, registered or established outside Singapore) that are not operating in or from Singapore will generally not be within the scope of Section 10L. For example, a foreign entity that only makes use of banking facilities in Singapore and has no operations in Singapore is not within the scope of Section 10L.

Investors should seek their own tax advice on the taxability of the gains arising from the disposition of our ADSs or our ordinary shares.

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

The sale of our ADS or our ordinary shares by a GST-registered investor in Singapore to another person belonging in Singapore is an exempt supply (i.e., not subject to GST). Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in connection with the making of this exempt supply is generally not recoverable and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the GST legislation or satisfies certain GST concessions.

Where our ADS or our ordinary shares are sold by a GST-registered investor in the course or furtherance of a business carried on by such an investor to a person belonging outside Singapore (and who is outside Singapore at the time of supply), the sale is a taxable supply subject to GST at a zero rate (i.e., 0%). Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in making this zero-rated supply for the purpose of his business will, subject to the conditions prescribed under the GST legislation, be recoverable from the Comptroller of GST.

Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of our ADSs or our ordinary shares.

Services such as brokerage and handling services rendered by a GST-registered person to an investor belonging in Singapore in connection with the investor’s purchase or sale of our ADSs or our ordinary shares will be subject to GST at the prevailing rate (currently at 9% with effect from January 1, 2024). Similar services rendered contractually to an investor belonging outside Singapore should, subject to certain conditions prescribed under the GST legislation, qualify for GST at zero rate (i.e. 0%).

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

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest (including interest from our non-banking credit business), royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is generally categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own (or are deemed to own), directly, indirectly or constructively, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes.

Based on our income and assets, and the value of the ADSs, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2023, and do not anticipate becoming a PFIC for the current taxable year or for the foreseeable future. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash, our risk of becoming classified as a PFIC may substantially increase. In addition, because we have valued our goodwill based on the market value of the ADSs, a decrease in the market value of the ADSs may also result in our becoming a PFIC.

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

We previously filed with the SEC registration statement on Form F-1 (File No. 333-220571), as amended, including the prospectus contained therein, together with the post-effective registration statement on Form F-1 (File No. 333-221029) to register additional securities that become effective immediately upon filing, to register our Class A ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File No. 333-220861) to register our ADSs and registration statements on Form S-8 (File No. 333-222071, No. 333-223551, No. 333-229137, No. 333-232859, No. 333-235799, No. 333-251873, No. 333-261969, No. 333-269099 and No. 333-276358) to register our securities to be issued under our 2009 Plan.

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

Foreign Exchange Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities when revenue or expense is denominated in a foreign currency and our net investments in foreign subsidiaries. We have transactional currency exposures arising from sales or cost of revenue that are denominated in a currency other than the respective functional currencies of our subsidiaries, primarily Singapore dollar, Indonesian rupiah, Vietnamese dong, Philippines peso, Malaysian ringgit, Thai baht, Chinese yuan, New Taiwan dollar and Brazil real. The foreign currencies in which these transactions are denominated are mainly U.S. dollar. Our sales and costs are denominated in the respective functional currencies of our subsidiaries. Our trade receivable and trade payable balances at the end of the reporting period have similar exposures. Such amounts include balances within the subsidiaries which, although eliminated from the consolidated balance sheets, will continue to contribute to foreign exchange risk exposures in the consolidated statements of operations and consolidated statements of comprehensive loss.

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

As of December 31, 2023, we had cash, cash equivalents and restricted cash of US$4,243.7 million. We had U.S. dollar-denominated cash, cash equivalents and restricted cash of US$1,629.0 million, Singapore dollar-denominated cash, cash equivalents and restricted cash of US$540.6 million, Indonesian rupiah-denominated cash, cash equivalents and restricted cash of US$408.1 million, Vietnamese dong-denominated cash, cash equivalents and restricted cash of US$341.9 million, and cash, cash equivalents and restricted cash denominated in other currencies of US$1,324.1 million. If the U.S. dollar had strengthened or weakened by 100 basis points against Singapore dollar, our cash, cash equivalents and restricted cash would have decreased or increased by US$5.4 million. If the U.S. dollar had strengthened or weakened by 100 basis points against Indonesian rupiah, our cash, cash equivalents and restricted cash would have decreased or increased by US$4.1 million. If the U.S. dollar had strengthened or weakened by 100 basis points against Vietnamese dong, our cash, cash equivalents and restricted cash would have decreased or increased by US$3.4 million. If the U.S. dollar had strengthened or weakened by 100 basis points against each of the other currencies in which we held cash, cash equivalents and restricted cash, our cash, cash equivalents and restricted cash would have decreased or increased by US$13.2 million.

Credit Risk

We are exposed to credit risk from our operating activities (primarily from trade and other receivables) and from our investing activities, including loans receivable, deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Our objective is to seek continual revenue growth while minimizing losses incurred due to increased credit risk exposure. Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, other receivables, loans receivable, held to maturity investments, available-for-sale investments, and amounts due from related parties. As of December 31, 2023, substantially all of our cash and cash equivalents were held at major financial institutions in their respective locations. We believe that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Due to the relatively small dollar amount of individual loans receivable, we generally do not require collateral on these balances. As of December 31, 2023, no single loan customer’s balance accounted for more than 5% of net loans receivable.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Our ADSs, each of which represents one Class A ordinary share, are listed on the New York Stock Exchange. The Bank of New York Mellon is the depositary of our ADS program. A holder of ADSs may have to pay certain fees of The Bank of New York Mellon, as depositary, and certain taxes, registration and transfer charges and fees and governmental charges and fees. The depositary collects fees for delivery and surrender of ADSs directly from holders depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to holders by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing holders or by charging the book-entry system accounts of participants acting for them. The depositary may collect any fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to deliver ADSs or deposited shares or to forward any distributions until its fees for those services are paid. Pursuant to the depositary agreement, holders of our ADSs may have to pay to The Bank of New York Mellon, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions. A copy of the depositary agreement is filed as an exhibit to this annual report on Form 20-F.

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

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that are designed to ensure that required information is recorded, processed, summarized and reported within the required timeframe, as specified in the rules set forth by the Securities and Exchange Commission (“SEC”). Our disclosure controls and procedures are also designed to ensure that information required to be disclosed is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls, and procedure are designed to provide reasonable assurance of achieving their objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2023.

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

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth in the “Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).”

Based on the results of this assessment and on those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the company’s internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report.

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

	For the Year Ended December 31,
	2022	2023
	(US$ thousands)
Audit fees(1)	4,414	5,000
Tax fees(2)	79	90
Audit-related fees(3)	1,062	1,650
Other fees(4)	453	161

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements. This category also included professional services rendered by our independent registered public accounting firm for statutory audits required by non-U.S. jurisdictions. In 2023, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management

We have processes in place designed to protect the confidentiality, integrity, and availability of our critical systems, information and data. These processes include mechanisms, controls, technologies, methods and systems that are designed to prevent, detect, or mitigate data loss, theft, misuse, unauthorized access, or other security incidents or vulnerabilities affecting the confidential, proprietary, and business and personal information that we collect, process, store, and transmit as part of our businesses. We also take measures to identify, protect, detect, and respond to reasonably foreseeable cybersecurity risk and threats. We maintain incident response plans designed to protect, identify, evaluate, respond to, and recover from a cybersecurity incident. Such plans are designed to be flexible so that they may be adapted to an array of scenarios and provide for the creation of cross-functional cybersecurity incident response teams in the event of a cybersecurity incident.

Our cybersecurity risk management framework is based on applicable laws and regulations, as well as industry recognized standards and practices. As part of our risk management process, we conduct application security assessments, vulnerability management, penetration testing, security audits, and ongoing risk assessments. In addition, we have implemented cybersecurity trainings designed to educate and train employees on how to identify and report cybersecurity threats.

Our cybersecurity risk management framework includes:

●	Risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology environment;
●	Regular testing of our systems to identify and address potential vulnerabilities;
●	Integrated planning and preparedness activities supporting business continuity and operational resiliency;
●	Security teams principally responsible for managing (1) our annual cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
●	A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents;
●	The use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
●	An information training and awareness program for our employees, contractors, incident response personnel, and senior management; and
●	a vendor assessment program designed to identify and mitigate cybersecurity risks associated with our use of third-party service providers.

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has oversight of cybersecurity and other information technology risks. The board of directors oversees management’s implementation of our cybersecurity risk management program and management discusses and updates the Board, as necessary, regarding any significant cybersecurity incidents and any pressing risk or compliance matters.

Management is responsible for assessing, identifying, and managing material cybersecurity risks, and we have chief security officers and their security teams meet regularly with each other and with members of management to review and evaluate our cybersecurity risks and risk management framework.

Our security teams’ experience includes cybersecurity incident response, in-depth security assessments and security emulation exercises to evaluate security profile, security research, education and outreach, and security tool development.

We also periodically engage third-party advisors to assess the effectiveness of our cybersecurity program, policies and practices and consult with external advisors regarding opportunities and enhancements to strengthen our policies and practices.

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. Although we have invested in the protection of our data and information technology, and monitor our systems on an ongoing basis, there can be no assurance that such efforts will be successful in preventing our information technology systems from being compromised or otherwise protecting us completely from security breaches or incidents. For additional information please see the section titled “Risk Factors,” in this Annual Report on Form 20-F, including the section titled “Risk Factors – Business or Operational Related Risks – Risks Across Multiple Businesses – We may be liable for security breaches and attacks against our or our third-party partners’ platforms and network, particularly with regard to confidential user information and personal or other data or any other privacy or data protection compliance issue, and our platforms and games may contain unforeseen “bugs”, vulnerabilities or errors.”

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

3.1
Irrevocable Proxy, dated as of September 5, 2022, between Tencent Holdings Limited, Tencent Limited, Tencent Growthfund Limited and Huang River Investment Limited, on the one hand, and Sea Limited’s Board of Directors, on the other hand (incorporated by reference to Exhibit 3.1 from our annual report on Form 20-F filed with the SEC on April 6, 2023)

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

12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of LCS & Partners

15.4*	Consent of Kudun and Partners Company Limited

15.5*	Consent of Rajah & Tann Singapore LLP

97.1*	Clawback Policy of Sea Limited

101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

†	Confidential treatment has been granted by the U.S. Securities and Exchange Commission with respect to portions of the exhibit that have been redacted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sea Limited

	By:	/s/ Forrest Xiaodong Li
	Name:	Forrest Xiaodong Li
	Title:	Chairman and Chief Executive Officer

Date: April 26, 2024

SEA LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sea Limited (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive (loss) income, cash flows, and shareholders’ equity for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 26, 2024 expressed an unqualified opinion thereon.

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

Recognition of Digital Entertainment (“DE”) Revenue

Description of the Matter
For the year ended December 31, 2023, the Company’s revenue arising from DE was $2,172 million.

As outlined in Note 2(o) of the consolidated financial statements, DE revenue is recognized over the performance obligation period. The Company has determined that an implied obligation exists to the paying users to continue providing hosting services and access to the purchased in-game items within the online games over an estimated performance obligation period. Such performance obligation period is largely determined in accordance with the estimated average lifespan of the paying users.

Auditing the DE revenue recognition process was complex and involved judgment to determine the historical paying users’ inactive rate and playing behavior, in estimating the average lifespan of the paying users. In addition, the Company utilized various operating systems to process user data and transactions and relies on automated processes and controls over the completeness and accuracy of the historical user and game data, which were key inputs to the above-mentioned estimates.

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

To test the recognition of DE revenue, our audit procedures included, among others, testing the completeness and accuracy of the above-mentioned underlying historical user and game data and assessing the reasonableness of the historical data applied in estimating the average lifespan of the paying users. We also recalculated the amount of revenue to be deferred based on management’s estimated performance obligation periods and compared those amounts with the amounts recorded by the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited

Critical Audit Matters (continued)

Impairment of long-lived assets in E-commerce (“EC”) segment

Description of the Matter
As at December 31, 2023, the Company’s long-lived assets in EC segment amounted to approximately 84.6% of the Company’s long-lived assets. The long-lived assets include property and equipment, operating lease right-of-use assets and intangible assets.

As outlined in Note 2(m) to the consolidated financial statements, the Company evaluates its long-lived assets for impairment when there are events or changes in circumstances which indicate that the carrying amounts of the long-lived assets may not be recoverable. Due to the losses incurred by EC segment, the Company evaluated the related long-lived assets for impairment at the asset group level by comparing the carrying amount of the asset group to the recoverable value determined by forecasted undiscounted cash flows expected to be generated by this asset group.

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
April 26, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited

Opinion on Internal Control Over Financial Reporting

We have audited Sea Limited’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Sea Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, cash flows, and shareholders’ equity for each of the three years in the period ended December 31, 2023, and the related notes and our report dated April 26, 2024 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP
Singapore
April 26, 2024

SEA LIMITED

CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,
	Note	2022 $	2023 $
ASSETS
Current assets
Cash and cash equivalents		6,029,859	2,811,056
Restricted cash (including restricted cash of the Consolidated VIEs that can only be used to settle the obligations of those Consolidated VIEs of nil and $14,773 as of December 31, 2022 and 2023, respectively)		1,549,574	1,410,365
Accounts receivable, net of allowance for credit losses of $12,818 and $9,351, as of December 31, 2022 and 2023, respectively		268,814	262,716
Prepaid expenses and other assets (including prepaid expenses and other assets of the Consolidated VIEs that can only be used to settle the obligations of those Consolidated VIEs of nil and $7 as of December 31, 2022 and 2023, respectively)	5	1,798,651	1,861,842
Loans receivable, net of allowance for credit losses of $236,797 and $319,463, as of December 31, 2022 and 2023, respectively (including loans receivable, net of allowance for credit losses of the Consolidated VIEs that can only be used to settle the obligations of those Consolidated VIEs of nil and $153,820 as of December 31, 2022 and 2023, respectively)	6	2,053,767	2,464,662
Inventories, net		109,668	125,395
Short-term investments	7	864,258	2,547,644
Amounts due from related parties		13,421	290,254
Total current assets		12,688,012	11,773,934

Non-current assets
Property and equipment, net	8	1,387,895	1,207,698
Operating lease right-of-use assets, net	9	957,840	1,015,982
Intangible assets, net	10	65,019	50,821
Long-term investments	7	1,253,593	4,262,562
Prepaid expenses and other assets	5	135,616	87,705
Loans receivable, net of allowance for credit losses of $2,022 and $2,105, as of December 31, 2022 and 2023, respectively	6	21,663	20,551
Restricted cash		17,724	22,236
Deferred tax assets	18	245,226	328,961
Goodwill	4	230,208	112,782
Total non-current assets		4,314,784	7,109,298
Total assets		17,002,796	18,883,232

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,
	Note	2022 $	2023 $

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (including accounts payable of the Consolidated VIEs without recourse to the primary beneficiaries of $18,699 and $7,612 as of December 31, 2022 and 2023, respectively)		258,648	342,547
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $148,631 and $131,409 as of December 31, 2022 and 2023, respectively)	11	1,396,613	1,834,807
Deposits payable		1,316,395	1,706,299
Escrow payables and advances from customers (including escrow payables and advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of $19,143 and $17,747 as of December 31, 2022 and 2023, respectively)		1,862,325	2,199,464
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of $9 and $15 as of December 31, 2022 and 2023, respectively)		415	64,081
Borrowings	12	88,410	146,661
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of $5,250 and $6,416 as of December 31, 2022 and 2023, respectively)	9	269,968	290,788
Convertible notes	13	31,237	151,764
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $192,243 and $169,059 as of December 31, 2022 and 2023, respectively)		1,535,083	1,208,892
Income tax payable (including income tax payable of the Consolidated VIEs without recourse to the primary beneficiaries of $664 and $1,748 as of December 31, 2022 and 2023, respectively)		176,598	223,638
Total current liabilities		6,935,692	8,168,941

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,
	Note	2022 $	2023 $
Non-current liabilities
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $4,338 and $3,141 as of December 31, 2022 and 2023, respectively)	11	87,072	79,257
Borrowings (including borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of nil and $119,323 as of December 31, 2022 and 2023, respectively)	12	–	119,323
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of $7,666 and $18,344 as of December 31, 2022 and 2023, respectively)	9	756,818	789,514
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $23,886 and $16,658 as of December 31, 2022 and 2023, respectively)		63,566	72,587
Convertible notes	13	3,338,750	2,949,785
Deferred tax liabilities	18	9,967	133
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of $107 and $107 as of December 31, 2022 and 2023, respectively)		107	6,107
Total non-current liabilities		4,256,280	4,016,706
Total liabilities		11,191,972	12,185,647
Commitments and contingencies	23

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and par value)

		As of December 31,
	Note	2022 $	2023 $
Shareholders’ equity
Class A Ordinary shares (par value of US$0.0005 per share; authorized: 14,800,000,000 and 14,800,000,000 shares as of December 31, 2022 and 2023, respectively; issued and outstanding: 519,231,049 and 526,812,214 shares as of December 31, 2022 and 2023, respectively)	15	258	262
Class B Ordinary shares (par value of US$0.0005 per share; authorized: 200,000,000 and 200,000,000 shares as of December 31, 2022 and 2023, respectively; issued and outstanding: 45,527,793 and 45,527,793 shares as of December 31, 2022 and 2023, respectively)	15	23	23
Additional paid-in capital		14,559,690	15,283,870
Accumulated other comprehensive loss	16	(111,215)	(108,000)
Statutory reserves	17	12,490	16,981
Accumulated deficit		(8,745,541)	(8,599,306)
Total Sea Limited shareholders’ equity		5,715,705	6,593,830
Non-controlling interests		95,119	103,755
Total shareholders’ equity		5,810,824	6,697,585
Total liabilities and shareholders’ equity		17,002,796	18,883,232

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in thousands of US dollars (“$”))

		Year ended December 31,
	Note	2021 $	2022 $	2023 $
Revenue
Service revenue
Digital entertainment		4,320,013	3,877,163	2,172,009
E-commerce and other services		4,564,617	7,463,173	9,770,376

Sales of goods		1,070,560	1,109,369	1,121,175
Total revenue		9,955,190	12,449,705	13,063,560

Cost of revenue
Cost of service
Digital entertainment		(1,230,082)	(1,077,017)	(672,481)
E-commerce and other services		(3,825,826)	(5,194,065)	(5,530,043)

Cost of goods sold		(1,003,547)	(993,346)	(1,027,389)
Total cost of revenue		(6,059,455)	(7,264,428)	(7,229,913)
Gross profit		3,895,735	5,185,277	5,833,647

Operating income (expenses)
Other operating income		287,946	279,184	221,021
Sales and marketing expenses		(3,829,743)	(3,269,223)	(2,779,223)
General and administrative expenses		(987,868)	(1,437,612)	(1,134,724)
Provision for credit losses		(117,427)	(513,690)	(633,942)
Research and development expenses		(831,703)	(1,376,501)	(1,164,126)
Impairment of goodwill		–	(354,943)	(117,875)
Total operating expenses		(5,478,795)	(6,672,785)	(5,608,869)

Operating (loss) income		(1,583,060)	(1,487,508)	224,778
Interest income		36,082	115,515	331,310
Interest expense		(136,876)	(45,396)	(41,075)
Net investment loss		(43,502)	(207,331)	(125,656)
Net (loss) gain on debt extinguishment		(2,069)	199,697	38,550
Foreign exchange gain (loss)		14,241	(75,510)	4,487
(Loss) Income before income tax and share of results of equity investees		(1,715,184)	(1,500,533)	432,394
Income tax expense	18	(332,865)	(168,395)	(262,680)
Share of results of equity investees		5,019	11,156	(7,032)
Net (loss) income		(2,043,030)	(1,657,772)	162,682

Net (income) loss attributable to non-controlling interests		(3,729)	6,351	(11,956)
Net (loss) income attributable to Sea Limited’s ordinary shareholders		(2,046,759)	(1,651,421)	150,726

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

		Year ended December 31,
	Note	2021 $	2022 $	2023 $
(Loss) Earnings per share:
Basic	19	(3.84)	(2.96)	0.27
Diluted	19	(3.84)	(2.96)	0.25
Weighted average shares used in (loss) earnings per share computation:
Basic		532,705,796	558,119,948	566,612,815
Diluted		532,705,796	558,119,948	594,405,604

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2021 $	2022 $	2023 $

Net (loss) income	(2,043,030)	(1,657,772)	162,682

Other comprehensive (loss) income, net of tax
Foreign currency translation adjustments:
Translation loss	(32,972)	(81,620)	(695)
Net change	(32,972)	(81,620)	(695)
Available-for-sale investments:
Change in unrealized (loss) gain	(1,386)	(7,930)	5,067
Reclassification adjustment to net (loss) income	236	212	148
Net change	(1,150)	(7,718)	5,215
Total other comprehensive (loss) income, net of tax	(34,122)	(89,338)	4,520

Total comprehensive (income) loss attributable to non-controlling interests	(3,148)	11,129	(13,261)
Total comprehensive (loss) income attributable to Sea Limited’s ordinary shareholders	(2,080,300)	(1,735,981)	153,941

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2021 $	2022 $	2023 $

Cash flows from operating activities
Net (loss) income	(2,043,030)	(1,657,772)	162,682
Adjustments to reconcile net (loss) income to net cash generated from (used in) operating activities:
Amortization of discount and debt issuance costs of convertible notes	100,141	7,536	6,034
Deferred income tax	(975)	(140,553)	(94,551)
Depreciation and amortization	279,032	428,344	440,845
Impairment and write-off of long-lived assets	1,614	32,823	1,680
Impairment of goodwill	–	354,943	117,875
Net foreign exchange differences	(45,214)	41,737	3,814
Net investment loss	43,337	216,001	135,932
Net loss (gain) on debt extinguishment	2,069	(199,697)	(38,550)
Provision for credit losses	117,427	513,690	633,942
Share-based compensation	470,324	705,896	685,030
Share of results of equity investees	(5,019)	(11,156)	7,032
Others	12,723	22,144	(37,186)
Operating cash flows before changes in working capital:	(1,067,571)	313,936	2,024,579

Inventories	(62,735)	1,441	(14,838)
Accounts receivable	(37,066)	98,981	7,516
Prepaid expenses and other assets	(395,803)	(497,889)	(344,845)
Amounts due from related parties	2,185	1,360	(274,482)
Operating lease right-of-use assets	(418,846)	(360,472)	(47,543)
Accounts payable	99,639	43,311	81,381
Accrued expenses and other payables	545,691	(39,069)	455,088
Escrow payables and advances from customers	654,257	166,996	396,757
Operating lease liabilities	429,366	385,911	42,473
Deferred revenue	314,048	(1,093,229)	(325,160)
Income tax payable	105,927	(4,628)	43,598
Amounts due to related parties	39,557	(72,341)	35,164
Net cash generated from (used in) operating activities	208,649	(1,055,692)	2,079,688

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2021 $	2022 $	2023 $

Cash flows from investing activities
Purchase of property and equipment	(772,177)	(924,178)	(241,605)
Purchase of intangible assets and capitalized software costs	(34,999)	(52,105)	(16,656)
Proceeds from disposal of long-lived assets	620	119,996	61,873
Purchase of investments	(2,505,358)	(2,630,842)	(8,319,757)
Proceeds from sale and maturity of investments	798,178	2,281,019	3,521,187
Distributions from investments	1,632	4,674	912
Acquisition of businesses, net of cash acquired	(22,763)	(60,713)	–
Effect on cash from deconsolidation of subsidiaries	(11,775)	(230)	(43,785)
Change in securities purchased under agreements to resell	–	–	233,219
Change in loans receivable	(1,220,631)	(1,166,430)	(999,850)
Net cash used in investing activities	(3,767,273)	(2,428,809)	(5,804,462)

Cash flows from financing activities
Repayment of bank borrowings and finance lease obligations	(1,247)	(117,238)	(54,407)
Proceeds from bank borrowings	115,282	49,000	–
Proceeds from issuance of convertible notes, net	2,846,250	–	–
Capital contributed by non-controlling interest	339	70,876	1,336
Transactions with non-controlling interests	–	(22,889)	–
Payments for redemption, exchange, conversion and repurchase of convertible notes	(1,935)	(611,315)	(204,625)
Proceeds from issuance of ordinary shares, net	4,050,055	50,211	10,643
Change in deposits payable	392,845	942,630	389,276
Proceeds from borrowings under securitization transactions	–	–	119,687
Proceeds from secured borrowings, net	–	38,981	104,101
Net cash generated from financing activities	7,401,589	400,256	366,011

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(58,218)	(143,511)	(7,964)
Net increase (decrease) in cash, cash equivalents and restricted cash	3,784,747	(3,227,756)	(3,366,727)
Cash, cash equivalents and restricted cash at beginning of the year	7,053,393	10,838,140	7,610,384
Cash, cash equivalents and restricted cash at end of the year(1)	10,838,140	7,610,384	4,243,657

(1)	As of December 31, 2022, cash and cash equivalents of $13,227 was included in Assets held for sale within Prepaid expenses and other assets.

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2021 $	2022 $	2023 $

Supplement disclosures of cash flow information
Income taxes paid	(207,381)	(313,755)	(318,924)
Interest paid	(44,981)	(103,335)	(119,471)

Supplement disclosures of non-cash activities
Purchase of property and equipment included in accrued expenses and other payables	38,742	(14,631)	6,482
Purchase of property and equipment included in prepayments	58,249	(13,171)	28,459
Purchase of intangible assets included in accrued expenses and other payables	183	(554)	(4,049)
Purchase of intangible assets included in prepayments	(3,875)	(4,506)	8,956
Conversion and exchange of convertible notes into ordinary shares	(826,124)	(5)	(31,297)
Acquisition of subsidiaries by conversion of convertible notes or issuance of shares	1,594	6,875	–
Proceeds from disposal of a subsidiary included in prepaid expenses and other assets	270,733	–	–

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

SEA LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
			$	$	$	$	$	$	$	$

Balance as of January 1, 2022		557,737,960	278	14,622,292	(28,519)	6,144	(7,201,498)	7,398,697	25,712	7,424,409

Adjustments for prior periods from adopting ASU 2020-06		–	–	(811,483)	–	–	113,724	(697,759)	–	(697,759)
Net loss for the year		–	–	–	–	–	(1,651,421)	(1,651,421)	(6,351)	(1,657,772)
Other comprehensive loss		–	–	–	(84,560)	–	–	(84,560)	(4,778)	(89,338)
Acquisition of subsidiaries		–	–	–	–	–	–	–	12,560	12,560
Appropriation of statutory reserves		–	–	–	–	6,346	(6,346)	–	–	–
Conversion of convertible notes into Class A ordinary shares		252	–	5	–	–	–	5	–	5
Capital contributed by non-controlling interest		–	–	335	1,864	–	–	2,199	68,677	70,876
Transactions with non-controlling interests		–	–	(14,889)	–	–	–	(14,889)	–	(14,889)
Disposal of interest in a subsidiary		–	–	–	–	–	–	–	(701)	(701)
Shares issued to depositary bank		7,000,000	–	–	–	–	–	–	–	–
Exercise of share options		3,412,987	1	50,210	–	–	–	50,211	–	50,211
Restricted share awards and restricted share units issued		3,809,600	2	(2)	–	–	–	–	–	–
Share-based compensation		–	–	713,222	–	–	–	713,222	–	713,222
Settlement of share incentives with shares held by depositary bank		(7,201,957)	–	–	–	–	–	–	–	–
Balance as of December 31, 2022		564,758,842	281	14,559,690	(111,215)	12,490	(8,745,541)	5,715,705	95,119	5,810,824

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Note	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
			$	$	$	$	$	$	$	$

Balance as of January 1, 2023		564,758,842	281	14,559,690	(111,215)	12,490	(8,745,541)	5,715,705	95,119	5,810,824

Net income for the year		–	–	–	–	–	150,726	150,726	11,956	162,682
Other comprehensive income		–	–	–	3,215	–	–	3,215	1,305	4,520
Appropriation of statutory reserves		–	–	–	–	4,491	(4,491)	–	–	–
Conversion of convertible notes into Class A ordinary shares		1,581,165	1	31,296	–	–	–	31,297	–	31,297
Capital contributed by non-controlling interest		–	–	–	–	–	–	–	1,336	1,336
Deconsolidation of a subsidiary		–	–	(1,352)	–	–	–	(1,352)	(5,961)	(7,313)
Shares issued to depositary bank		6,000,000	–	–	–	–	–	–	–	–
Exercise of share options		1,603,859	1	10,642	–	–	–	10,643	–	10,643
Restricted share awards and restricted share units issued		4,101,762	2	(2)	–	–	–	–	–	–
Share-based compensation		–	–	683,596	–	–	–	683,596	–	683,596
Settlement of share incentives with shares held by depositary bank		(5,705,621)	–	–	–	–	–	–	–	–
Balance as of December 31, 2023		572,340,007	285	15,283,870	(108,000)	16,981	(8,599,306)	6,593,830	103,755	6,697,585

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

(a)	As of December 31, 2023, significant subsidiaries of the Company include the following entities:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct ownership by the Company		Principal activities
			2022	2023

Garena Online Private Limited (“Garena Online”)	May 8, 2009	Singapore	100	100	Game operations and software development

Shopee Limited	January 16, 2015	Cayman Islands	100	100	Investment holding company

Shopee Singapore Private Limited	February 5, 2015	Singapore	100	100	Online platform

PT Shopee International Indonesia	August 5, 2015	Indonesia	100	100	Online platform

Sea Services Limited (formerly known as Sea Capital Limited)	January 30, 2020	Cayman Islands	100	100	Investment holding company

Sea Services Holdings Limited (formerly known as SEA Capital C1 Holdings Limited)	June 30, 2021	Cayman Islands	100	100	Investment holding company

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(b)	VIE structure

A VIE is a legal entity that has either a total equity investment that is insufficient to finance its activities without additional subordinated financial support or whose equity investors lack the characteristics of a controlling financial interest. The Company’s variable interest arises from contractual, ownership or other monetary interests in the entity, which change with fluctuations in the fair value of the entity’s net assets. A VIE is consolidated by its primary beneficiary, the party that has both the power to direct the activities that most significantly impact the VIE’s economic performance, and the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company consolidates a VIE when it is deemed to be the primary beneficiary. The Company assesses whether it is the primary beneficiary of a VIE on an ongoing basis.

(i)	Contractual arrangements that give the Company control of the VIEs

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

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(b)	VIE structure (continued)

(i)	Contractual arrangements that give the Company control of the VIEs (continued)

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

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(b)	VIE structure (continued)

(i)	Contractual arrangements that give the Company control of the VIEs (continued)

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

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(b)	VIE structure (continued)

(i)	Contractual arrangements that give the Company control of the VIEs (continued)

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

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(b)	VIE structure (continued)

(i)	Contractual arrangements that give the Company control of the VIEs (continued)

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

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(b)	VIE structure (continued)

(ii)	Securitizations

The Company securitizes certain loans receivable through special purpose entities, deemed as VIEs. These VIEs were created and designed to transfer credit risk associated with the loans receivable through the issuance of borrowing. The Company has various forms of involvement with such VIEs, including servicing of loans held by these VIEs, ownership of minority shareholding interests in these VIEs and holding subordinated debt issued by these VIEs. The third-party investors in the securitization transactions have legal recourse only to the assets of the VIEs including the loans receivable backing the debt and do not have direct recourse to the Company.

The primary beneficiary also demonstrates that it retains economic interests in the VIEs in the form of subordinated interests, and the power to direct the activities that most significantly impact the VIEs’ economic performance as servicer.

(c)	VIE disclosures

Certain assets of the VIEs can only be used to settle the obligations of the VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. Creditors of the VIEs have no recourse to the general credit of the primary beneficiaries of the VIEs, and such amounts have been parenthetically presented on the face of the consolidated balance sheets. The Company has not provided any financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(c)	VIE disclosures (continued)

The following tables represent the financial information of the VIEs whom the Company does not have majority voting interest as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 before eliminating the intercompany balances and transactions between the VIEs and other entities within the group:

	As of December 31,
	2022	2023
	$	$
ASSETS
Current assets
Cash and cash equivalents	79,922	63,187
Loans receivable, net	–	148,246
Amounts due from intercompanies(1)	153,070	241,740
Others	85,787	123,046
Total current assets	318,779	576,219

Non-current assets
Property and equipment, net	86,229	123,094
Long-term investments	14,500	1,475
Deferred tax assets	40,561	35,280
Others	18,059	27,174
Total non-current assets	159,349	187,023
Total assets	478,128	763,242

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(c)	VIE disclosures (continued)

	As of December 31,
	2022	2023
	$	$

LIABILITIES
Current liabilities
Accrued expenses and other payables	110,526	128,917
Deferred revenue	192,243	169,059
Amounts due to intercompanies(1)	88,639	230,884
Others	12,658	15,864
Total current liabilities	404,066	544,724

Non-current liabilities
Deferred revenue	23,886	16,658
Amounts due to intercompanies(1)	83,958	61,165
Borrowings	–	119,323
Others	4,579	19,529
Total non-current liabilities	112,423	216,675
Total liabilities	516,489	761,399

(1)
Amounts due from or to intercompanies consist of intercompany receivables or payables to the other companies within the group arising from intercompany transactions, and funds advanced for working capital purpose.

	Year ended December 31,
	2021	2022	2023
	$	$	$
Revenue
- Third-party customers	690,383	722,607	551,978
- Intercompanies	195,639	176,072	248,637
Net income	22,390	20,425	40,776

	Year ended December 31,
	2021	2022	2023
	$	$	$
Net cash generated from (used in) operating activities	61,875	22,449	(21,369)
Net cash used in investing activities	(14,847)	(89,160)	(189,617)
Net cash generated from financing activities	15,030	44,442	232,420

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)	Principles of consolidation

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

Exchange differences arising on monetary items that form part of the Company’s net investments in foreign operations are recognized initially in other comprehensive loss and accumulated under accumulated other comprehensive income (loss) in equity. The other comprehensive income or loss arising from exchange differences is reclassified from equity to profit or loss of the Company on disposal of the foreign operations.

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

(g)	Accounts receivable, loans receivable and allowance for credit losses

Accounts receivable and loans receivable are carried at net realizable value. Loans principal and interest receivables are placed on non-accrual status when payments are 90 days past due contractually. When a loan principal and interest receivable is placed on non-accrual status, interest accrual ceases. If the loan is non-accrual, the cost recovery method is used and cash collected is applied to first reduce the carrying value of the loan. Otherwise, interest income may be recognized to the extent cash is received. Loans principal and interest receivables may be returned to accrual status when all of the borrower’s delinquent balances of loans principal and interest have been settled and the borrower continues to perform in accordance with the loan terms.

The Company has established a provision matrix applied on the portfolio segmented by factors such as geographic region and products that are considered to have similar credit characteristics and risk of loss. The allowance for credit losses is computed based on its historical lifetime credit loss experience, adjusted for forward-looking factors specific to the receivable and economic environment. The Company utilizes models such as transition matrix method based on roll rates and then transformed, taking into account expected future delinquency rate to estimate the likelihood that a loan will default over a given period of time, net of any estimated recoveries. These models utilize information that is available at the reporting date about past events, current conditions and macro-economic forecasts. The macro-economic forecast varies by countries and include factors such as unemployment rates, gross domestic product and consumer price indices.

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

Credit losses related to available-for-sale investments to be recorded through an allowance for credit losses. The Company compares the present value of cash flows expected to be collected from the investment with the amortized cost basis of the security to determine if a credit loss exists. If the present value of cash flows expected to be collected is less than the amortized cost basis of the investment, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than amortized cost basis. An available-for-sale investment is written off in the period the investment is deemed uncollectible. The Company has the ability and intent to hold these investments with unrealized losses for a reasonable period of time sufficient for the recovery of their amortized cost bases.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Investments (continued)

In accordance with ASC 946-320, Financial Services – Investment Companies, Investments – Debt and Equity Securities, the Company accounts for non-marketable equity securities and limited partnerships held by consolidated investment company at fair value. During the year ended December 31, 2023, the consolidated Investment Company no longer qualifies as an Investment Company under ASC 946-320, as a result of its termination of its investment advisory agreement. The Company discontinued applying the guidance in ASC 946-320 and began to account for the change in status prospectively by accounting for those investments in accordance with other U.S. GAAP as of the date of the change in status. The fair value of the investments at the date of the change in status shall be the investments’ initial carrying amount.

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

The Company discontinues applying equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. When the Company has other investments in the investee that have liquidation preferences more senior than the ordinary shares and the equity method investment in the ordinary shares is reduced to zero, the Company continues to report its share of equity losses in the consolidated statements of operations, to the extent of and as an adjustment to the adjusted basis of the other investments in the investee. The order in which the equity losses are applied to the other investments follows the seniority of the other investments in the same investee.

(m)	Impairment of long-lived assets

The Company evaluates its long-lived assets or asset groups, including intangible assets with finite lives, for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount of an asset or a company of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the forecasted undiscounted cash flows are less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets.

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

The Company distributes online games, including self-developed games and licensed games from game developers, through its PC and mobile based applications and certain app stores. The Company offers many ways for users to purchase in-game items (also known as virtual items), including through online payment gateways, bank transfers, credit cards, mobile phone billing and prepaid cards (including its own prepaid cards which are sold through agents). As the Company controls the service of providing games to the users and it has a direct contractual arrangement with the Company’s paying users and it has the right to determine the price to be paid by such users, the gross proceeds collected from these channels represent revenue to be recognized, and the amounts retained by these channels based on a predetermined percentage represent the Company’s cost of revenue to be recognized.

Proceeds from these sales are initially recognized as “Escrow payables and advances from customers” and subsequently reclassified to “Deferred revenue” when the users make in-game purchases of the virtual items within the games operated by the Company and such purchases are no longer refundable. Deferred revenue recognized as revenue during the respective years ended December 31, 2022 and 2023 was $2,551,285 and $1,420,420.

For the licensed games, the Company records revenue inclusive of the royalties payable to game developers, which are based on revenue-sharing ratios, as it controls the service of providing the games to the users, and is primarily responsible to the customers and has latitude in establishing the pricing of the virtual items.

Revenue is recognized over the performance obligation period. The Company recognizes an implied obligation to the paying users to continue to provide hosting services and access to the purchased virtual items within the online games over an estimated performance obligation period. Such performance obligation period is determined in accordance with the estimated average lifespan of the paying user or virtual items sold.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Revenue recognition (continued)

(i)	Digital entertainment revenue (continued)

(a)	Item-based revenue model

Virtual items have different lifespan patterns: time-based, consumable and durable. Time-based virtual items are items with a stated expiration time. Revenue attributable to a time-based virtual item is recognized ratably over the period based on the time unit of the item. Consumable virtual items are items that can be consumed by a specific user action and have limitations on repeated use. Revenue attributable to a consumable virtual item is recognized upon consumption. Durable virtual items are items that provide the user with continuing benefits over an extended period of time. Revenue attributable to a durable virtual item is recognized ratably over its average lifespan.

(b)	User-based revenue model

The Company tracks paying users’ activeness within each game where the user-based revenue model is used to estimate paying users’ average lifespan. Paying users are defined as inactive when they have reached a period of inactivity such that it is reasonable to believe that these users will not return to a specific game.

Determining the estimated performance obligation period requires management’s judgment and thus involves uncertainty. Future users’ usage patterns and playing behaviors may change and differ from the historical usage patterns and playing behaviors, leading to a change in the estimated performance obligation period.

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

Cost of revenue consists primarily of purchase price of inventories, depreciation expenses, amortization expenses, payment channel costs, royalty expenses, hosting charges, interest expenses related to the Company’s digital financial services segment, payroll-related costs, bank transaction fees, cost of logistics and the other overhead expenses.

(q)	Advertising expenditure

Advertising expenditures are expensed as incurred and are included in sales and marketing expenses. As part of the advertising expenditure, sales incentives given to end users as a result of a concurrent sale are recognized as reductions of the corresponding consideration that the Company expects to receive. In some instances, the Company may record losses from transactions when the sales incentives provided exceed the revenue earned from the customer on a transaction-by-transaction basis. Such losses are then reclassified and recorded in sales and marketing expenses.

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

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Operating leases (with an initial term of more than 12 months) are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities (current), and operating lease liabilities (non-current) in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company estimates the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease prepayments, reduced by lease incentives and accrued rent. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

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

The Company, with the assistance of an independent third-party valuation firm, determined the estimated fair value of the share options using the Black-Scholes pricing model.

(v)	(Loss) Earnings per share

In accordance with ASC 260, Earnings per Share, basic (loss) earnings per share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method. Under the two-class method, net (loss) income is allocated between ordinary shares and other participating securities based on their participating rights. Partially paid shares are included in the computation of basic (loss) earnings per share to the extent that these shares are entitled to dividends in proportion to the amount paid.

Diluted (loss) earnings per share is calculated by dividing net (loss) income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible notes using the if-converted method and outstanding share-based awards, using the treasury stock method, when the impact is dilutive. Ordinary share equivalents are excluded from the computation of diluted (loss) earnings per share if their effects would be anti-dilutive.

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

The Company has three operating and reportable segments: e-commerce, digital financial services and digital entertainment. Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC 280, Segment Reporting.

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

(z)	Recently adopted accounting pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting For Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting and disclosures for convertible instruments and contracts in an entity’s own equity by removing certain separation models in Subtopic 470-20 for convertible instruments, and requires the use of the if-converted method when calculating diluted earnings per share. Convertible debt instruments will be accounted for as a single liability measured at amortized cost. The Company adopted ASU 2020-06 on January 1, 2022 using the modified retrospective method.

In March 2022, the FASB issued ASU No. 2022-02, Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures (“ASU 2022-02”), which eliminates the accounting guidance for troubled debt restructurings and requires disclosure of current period gross charge-offs by year of origination (vintage disclosure). The Company adopted ASU 2022-02 on January 1, 2023, on a prospective basis. The adoption of the new standard did not have a material impact on the Company’s financial statements.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(aa)	Recently issued accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for annual periods beginning after December 15, 2023. Adoption of ASU 2023-07 should be applied retrospectively to all prior periods presented in the financial statements. ASU 2023-07 will result in the required disclosures being included in the Company’s consolidated financial statements, once adopted.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. ASU 2023-09 is effective on a prospective basis for annual periods beginning after December 15, 2024, with retrospective application permitted. ASU 2023-09 will result in the required disclosures being included in the Company’s consolidated financial statements, once adopted.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

3.	CONCENTRATION OF RISKS

(a)	Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, other receivables, securities purchased under agreements to resell, loans receivable, held-to-maturity investments, available-for-sale investments, and amounts due from related parties. As of December 31, 2022 and 2023, substantially all of the Company’s cash and cash equivalents were held at major financial institutions in their respective locations. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions. Due to the relatively small dollar amount of individual loans receivable, the Company generally does not require collateral on these balances. As of December 31, 2022 and 2023, no single loan customer’s balance accounted for more than 5% of net loans receivable.

(b)	Business, supplier, customer and economic risk

The Company participates in relatively dynamic and competitive industries that are heavily reliant on operational excellence. The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows:

(i)
Business risk – The Company mainly derives its net revenues from its e-commerce, digital financial services and digital entertainment operations. If competitors introduce new marketplace platforms, credit product offerings and services or new online games that compete with, or surpass the Company’s offerings, the Company’s operating performance will be affected.

(ii)
Supplier risk – The Company’s e-commerce and digital financial service businesses engage third-party logistics service providers, payment channels and other third parties as its service providers. The Company’s digital entertainment business licenses certain games from third-party game developers. The term of the game license agreements with the game developers typically ranges from two to nine years, renewable upon both parties’ consent. The Company may not be able to develop or procure new games or renew existing licenses on terms acceptable to both parties. The Company’s game developer partners may terminate its agreements prior to their expiration if the Company is not in compliance with the relevant terms or conditions and the Company may fail to remedy such non-compliance in time, or the game developer partners may refuse to renew the agreements. No individual third-party logistics services provider, third-party game developer or other third-party business partner accounted for more than 10% of the Company’s net cost of revenue for the years ended December 31, 2021, 2022 and 2023.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (continued)

(b)	Business, supplier, customer and economic risk (continued)

(iii)
Customer risk – No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2021, 2022 and 2023. The Company relied on several distribution channels to publish its mobile games. Revenue generated through one of the distribution channels accounted for approximately 19%, 13% and 6% of the Company’s net revenues for the years ended December 31, 2021, 2022 and 2023, respectively.

(iv)
Political, economic, social, legal and regulatory uncertainties – The Company’s businesses could be adversely affected by the varying political, economic, social, legal and regulatory uncertainties in the diverse markets that it operates in. In addition, the Company may be unsuccessful in adapting its business practices, culture and operations in new markets.

(v)
Regulatory restrictions – Complex laws, rules and regulations including but not limited to those relating to game operations, e-commerce, digital platforms, payments, lending, banks and data privacy, in all markets where the Company operates. Laws and regulations and their enforcement vary from jurisdiction to jurisdiction and are often evolving, unclear or inconsistent with other applicable laws which may in turn cause uncertainty to our business operations. The Company may require more time than expected to adapt to these new requirements and may face delays during the implementation period.

(c)	Currency convertibility risk

A significant portion of the Company’s revenue and expenses are denominated in currencies subject to exchange control. If revenue denominated in such currencies increase or expenses denominated in such currencies decrease in the future, the Company may need to convert a portion of its revenue into other currencies to meet its foreign currency obligations. Currently, in Taiwan, a single remittance by a company for an amount over $1 million or its equivalent in foreign currency shall be reported and documents supporting the accuracy of such report shall be provided to the bank handling such remittance before the remittance is conducted. In addition, remittances by a company in annual aggregate amount exceeding $50 million or its equivalent in foreign currency may not be processed without the approval of the Central Bank of the Republic of China (Taiwan). In Vietnam, exchanging Vietnamese dong into foreign currency must be conducted at a licensed credit institution such as a licensed commercial bank. Conversion of Thai baht to another currency is subject to regulations promulgated by the Ministry of Finance and Bank of Thailand. Conversion of Indonesian rupiah into any foreign currency that exceeds a certain specific threshold is required to have an underlying transaction and supported by underlying transaction documents. In Malaysia, the foreign exchange policy requires the approval of the Central Bank of Malaysia (“BNM”) for cross border remittances which are either set out in the foreign exchange policy notices or applied for on an ad hoc basis. BNM has the discretion whether to grant its approval, and to impose any condition on such approval so there is no assurance that its approval will be granted. The Company may be unable to convert such local currencies into U.S. dollars or other foreign currencies to pay dividends or for other purposes on a timely basis or at all.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

3.	CONCENTRATON OF RISKS (continued)

(d)	Foreign currency risk

The Company operates in multiple markets, which exposes it to the effects of fluctuations in currency exchange rates as it reports its financials and key operational metrics in USD. The Company earns revenue denominated in local currencies of Southeast Asia, Taiwan and Brazil, among other currencies, while some of its costs and expenses are paid in other foreign currencies. The Company generally pays license fees to game developers in USD and incur operating expenses in the local currencies in the markets in which it operates. Fluctuations in the exchange rates among the various currencies that the Company uses could cause fluctuations in its operational and financial results.

4.	GOODWILL

The changes in the carrying amount of goodwill are as follows:

	Digital Entertainment	Digital Financial Services	Other Services	Total
	$	$	$	$

Balance as of January 1, 2022	168,731	56,102	314,791	539,624
Acquisitions	11,715	48,980	–	60,695
Impairment	(177,663)	–	(177,280)	(354,943)
Foreign currency translation	(2,783)	(7,868)	(4,517)	(15,168)
Balance as of December 31, 2022	–	97,214	132,994	230,208
Impairment	–	–	(117,875)	(117,875)
Foreign currency translation	–	873	(424)	449
Balance as of December 31, 2023	–	98,087	14,695	112,782

As of December 31, 2022, due to the negative events, trends in the broader market environment and management’s business decision, the Company determined that the carrying amount of three reporting units within the Company’s digital entertainment segment and two reporting units within the Other services segment exceeded its respective fair values and recorded impairment losses of $354,943. For one of the reporting units within Other services, the Company determined the fair value using the market approach. The key valuation inputs used were valuation multiples derived from comparable companies that were applied to operating performance of the reporting unit. For the remaining reporting units, the Company made a strategic decision to shut down or dispose the businesses and as a result, the Company recorded a full impairment on the goodwill.

As of December 31, 2023, due to change in business strategy, the Company determined that the carrying amount of one reporting unit within the Other services segment exceeded its respective fair value and recorded a full impairment on the goodwill of $117,875. The reporting unit was subsequently disposed during the year.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

4.	GOODWILL (continued)

Gross goodwill balances were $585,151 and $112,782 as of December 31, 2022 and 2023, respectively. Accumulated impairment losses on goodwill were $354,943 and nil as of December 31, 2022 and 2023, respectively.

5.	PREPAID EXPENSES AND OTHER ASSETS

	As of December 31,
	2022	2023
	$	$
Current
Other receivables	782,022	1,153,627
Taxes receivable	168,266	207,172
Deferred payment channel costs	271,194	197,814
Securities purchased under agreements to resell	390,002	160,289
Prepaid expenses	121,049	111,986
Security deposits	16,828	14,898
Assets held for sale	25,954	–
Others	23,336	16,056
	1,798,651	1,861,842

Non-current
Security deposits	47,314	41,984
Prepayment of long-lived assets (including renovation-in-progress)	61,733	24,318
Deferred payment channel costs	8,476	12,089
Other receivables	6,821	2,652
Others	11,272	6,662
	135,616	87,705

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	LOANS RECEIVABLE, NET

Consumer and Small Medium sized Enterprises (“SME”) loans primarily consist of loans receivable provided to both Shopee buyers and sellers. On the buyer side, the Company offers consumption loans (SPayLater) which gives users the ability to complete their purchase first and make the payment later or in instalments, and cash loans which allows users to meet their short-term borrowing needs. On the seller side, the Company offers unsecured SME loans to help sellers expand their operations and fast escrow services to help sellers receive their funds faster and improve cash flow management.

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

	As of December 31,
	2022 $	2023 $

Consumer and SME loans	2,268,844	2,656,484
Other loans	45,405	150,297
	2,314,249	2,806,781
Allowance for credit losses	(238,819)	(321,568)
	2,075,430	2,485,213

Transfers of loans receivable that do not qualify for sale accounting continue to be reported on the Company’s consolidated balance sheets. As of December 31, 2022 and 2023, $39,001 and $133,578, respectively, of such loans receivable remained outstanding (see Note 12).

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	LOANS RECEIVABLE, NET (continued)

The following table is a summary of the delinquency status of the loans receivable by year of origination:

	As of December 31, 2022
	Year of origination
	2022	2021	2020	2019	2018	Prior	Total
Consumer and SME loans	$	$	$	$	$	$	$
Delinquency:
Current	2,050,721	641	807	2,790	1,702	786	2,057,447
Past due
- 1 to 30 days	70,761	206	143	97	66	14	71,287
- 31 to 60 days	49,493	341	96	490	560	190	51,170
- 61 to 90 days	44,065	581	18	16	22	–	44,702
- More than 90 days	26,308	16,718	913	146	39	114	44,238
	2,241,348	18,487	1,977	3,539	2,389	1,104	2,268,844

Other loans
Delinquency:
Current	918	6,159	30,778	4,134	1,282	923	44,194
Past due
- 1 to 30 days	10	37	117	148	13	–	325
- 31 to 60 days	–	–	38	249	32	–	319
- 61 to 90 days	–	22	–	1	42	2	67
- More than 90 days	–	64	105	212	79	40	500
	928	6,282	31,038	4,744	1,448	965	45,405

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	LOANS RECEIVABLE, NET (continued)

	As of December 31, 2023
	Year of origination
	2023	2022	2021	2020	2019	Prior	Total
Consumer and SME loans	$	$	$	$	$	$	$
Delinquency:
Current	2,448,363	4,934	–	–	–	–	2,453,297
Past due
- 1 to 30 days	64,015	1,054	–	–	–	–	65,069
- 31 to 60 days	49,419	925	–	–	–	–	50,344
- 61 to 90 days	42,239	2,054	–	–	–	–	44,293
- More than 90 days	41,843	1,638	–	–	–	–	43,481
	2,645,879	10,605	–	–	–	–	2,656,484
Current period gross write-off	182,145	358,503	4,834	–	–	–	545,482

Other loans
Delinquency:
Current	104,770	927	399	30,769	3,132	2,214	142,211
Past due
- 1 to 30 days	4,660	8	6	98	86	17	4,875
- 31 to 60 days	1,776	4	30	38	260	275	2,383
- 61 to 90 days	10	9	–	28	51	16	114
- More than 90 days	69	52	17	210	242	124	714
	111,285	1,000	452	31,143	3,771	2,646	150,297
Current period gross write-off	–	16	12	205	775	220	1,228

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	LOANS RECEIVABLE, NET (continued)

An analysis of the loans receivable’s allowance for credit losses by portfolio segment is as follows:

	Consumer and SME loans $	Other loans $	Total $
Balance as of January 1, 2022	89,977	7,699	97,676
Provision for credit losses	494,815	(1,202)	493,613
Write-off of loans receivable	(331,401)	(4,772)	(336,173)
Exchange differences	(16,012)	(285)	(16,297)
Balance as of December 31, 2022	237,379	1,440	238,819
Provision for credit losses	624,143	3,785	627,928
Write-off of loans receivable	(545,482)	(1,228)	(546,710)
Exchange differences	1,518	13	1,531
Balance as of December 31, 2023	317,558	4,010	321,568

7.	INVESTMENTS

The following table sets forth a breakdown of the categories of short-term and long-term investments held by the Company:

	As of December 31,
	2022	2023
	$	$
Short-term investments
Debt securities:
Held-to-maturity	557,249	1,731,154
Available-for-sale	304,453	792,908
Equity securities	2,556	23,582
	864,258	2,547,644

Long-term investments
Debt securities:
Held-to-maturity	64,790	49,726
Available-for-sale	292,724	3,405,098
Equity securities	521,742	612,729
Equity method investments	196,104	195,009
Investments carried at fair value	178,233	–
	1,253,593	4,262,562

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.	INVESTMENTS (continued)

Debt securities

Held-to-maturity investments include time deposits placed with financial institutions and sovereign bonds. Available-for-sale investments include sovereign bonds, convertible loans, corporate bonds and redeemable preference shares of investees.

Marketable equity securities

The net unrealized fair value (loss) gain of ($63,434), $146 and ($2,069) related to the marketable equity securities had been recognized in the consolidated statements of operations as “Net investment loss” during the years ended December 31, 2021, 2022 and 2023, respectively.

Non-marketable equity securities

As of December 31, 2022 and 2023, the Company determined an impairment indicator existed due to the deterioration in economic and market conditions and the fair value of certain investments was less than their carrying amount.

Impairment losses

Impairment losses are included in net investment loss in the consolidated statements of operations:

	Years ended December 31,
	2021	2022	2023
	$	$	$

Impairment losses
Non-marketable equity securities	–	104,645	86,076
Equity method investments	–	4,201	10,608

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.	INVESTMENTS (continued)

The following table summarizes the cost or amortized cost, gross unrecognized gains and losses, gross unrealized gains and losses, and fair value of the Company’s debt securities and investments carried at fair value as of December 31, 2022 and 2023:

	As of December 31, 2022
	Cost or amortized cost	Gross unrecognized gains	Gross unrecognized losses	Gross unrealized gains	Gross unrealized losses	Fair value
	$	$	$	$	$	$

Short-term investments
Debt securities:
Held-to-maturity	557,249	4	(2)	–	–	557,251
Available-for-sale	304,649	–	–	26	(222)	304,453

Long-term investments
Debt securities:
Held-to-maturity	64,790	551	(756)	–	–	64,585
Available-for-sale	301,020	–	–	151	(8,447)	292,724
Investments carried at fair value	225,709	–	–	27,071	(74,547)	178,233
	1,453,417	555	(758)	27,248	(83,216)	1,397,246

	As of December 31, 2023
	Cost or amortized cost	Gross unrecognized gains	Gross unrecognized losses	Gross unrealized gains	Gross unrealized losses	Fair value
	$	$	$	$	$	$

Short-term investments
Debt securities:
Held-to-maturity	1,731,154	9	(23)	–	–	1,731,140
Available-for-sale	792,431	–	–	885	(408)	792,908

Long-term investments
Debt securities:
Held-to-maturity	49,726	632	(193)	–	–	50,165
Available-for-sale	3,407,262	–	–	15,002	(17,166)	3,405,098
	5,980,573	641	(216)	15,887	(17,574)	5,979,311

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

8.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2022	2023
	$	$

Computers	1,381,797	1,472,199
Office equipment, furniture and fittings	62,262	65,355
Leasehold improvements	381,443	350,194
Transportation assets	123,835	64,022
Warehouse equipment	36,023	140,829
Land	272,042	278,756
Building	14,702	40,830
Construction-in-progress	51,575	44,884
	2,323,679	2,457,069
Less: accumulated depreciation	(935,784)	(1,249,371)
	1,387,895	1,207,698

Depreciation expenses recognized for each of the years ended December 31, 2021, 2022 and 2023 were included in the following captions:

	Year ended December 31,
	2021 $	2022 $	2023 $

Cost of revenue	180,140	261,582	297,406
Sales and marketing expenses	7,960	10,733	8,665
General and administrative expenses	64,187	117,593	93,972
Research and development expenses	8,395	15,019	12,193
	260,682	404,927	412,236

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

9.	LEASES

The Company has entered into commercial operating leases for the use of offices, warehouses and data centers as lessee. These leases have terms not exceeding 15 years. These leases have varying terms, escalation clauses and renewal rights.

Information pertaining to lease amounts recognized in the Company’s consolidated financial statements is summarized as follows:

	Year ended December 31,
	2021 $	2022 $	2023 $

Lease cost
Operating lease cost	138,766	257,359	295,501
Short-term lease cost	14,831	24,507	23,172
	153,597	281,866	318,673

Supplemental cash flow information
Operating cash flows from operating leases	128,751	228,604	292,781
ROU assets obtained in exchange for new operating lease liabilities	520,354	596,887	279,526

	As of December 31,
	2022	2023

Weighted-average remaining lease term
Operating leases	5.66 years	6.15 years

Weighted-average discount rate
Operating leases	7.8%	8.3%

Maturities of operating lease liabilities as of December 31, 2023 were as follows:

$

2024	298,070
2025	250,365
2026	215,008
2027	156,217
2028	119,121
Thereafter	365,164
Total lease payments	1,403,945
Less: imputed interest	(323,643)
Present value of lease liabilities	1,080,302

The Company has additional operating leases, primarily for offices, warehouses and data centers that have not yet commenced of $810,652 with lease terms not exceeding 14 years and $518,265 with lease terms not exceeding 14 years, as of December 31, 2022 and 2023, respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

10.	INTANGIBLE ASSETS, NET

	As of December 31,
	2022 $	2023 $

Licensing fee	18,629	21,802
IP right	42,943	44,894
Trademarks	10,679	10,679
Software, including internal use software under development	66,117	73,231
Others	5,267	5,271
Total intangible assets, gross	143,635	155,877

Accumulated amortization:
Licensing fee	(15,713)	(16,280)
IP right	(37,538)	(40,699)
Trademarks	(5,873)	(6,941)
Software	(17,203)	(38,200)
Others	(2,289)	(2,936)
Total accumulated amortization	(78,616)	(105,056)
Total intangible assets, net	65,019	50,821

The estimated aggregate amortization expenses of intangible assets, excluding internal use software under development, for each of the five succeeding fiscal years and thereafter are as follows:

$

2024	26,642
2025	17,031
2026	5,168
2027	1,669
2028	281
Thereafter	30
50,821

Amortization expenses related to intangible assets was $18,350, $23,417 and $28,609 for the years ended December 31, 2021, 2022 and 2023, respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

11.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	As of December 31,
	2022	2023
	$	$
Current
Accrued cost of revenue and operating expenses	768,312	1,066,988
Accrued payroll and welfare expenses	213,369	316,397
Business and other taxes payables	133,636	246,164
Other payables	173,560	116,338
Payables and accruals for long-lived assets	38,473	32,724
Accrued interest for convertible notes	3,917	3,737
Finance lease liabilities	3,138	3,715
Liabilities directly associated with the assets held for sale	12,020	–
Others	50,188	48,744
	1,396,613	1,834,807

Non-current
Finance lease liabilities	11,844	10,828
Others	75,228	68,429
	87,072	79,257

12.	BORROWINGS

Bank borrowings

During the years ended December 31, 2022 and 2023, the Company entered into revolving credit facilities that allowed the Company to borrow up to $475,000 and $400,000, respectively. As of December 31, 2022, the Company had $49,000 outstanding balance and $426,000 of undrawn revolving credit facilities. The amount drawn down bears a weighted average interest of 3.98% per annum. As of December 31, 2023, the Company had nil outstanding balance and $400,000 of undrawn revolving credit facilities.

Secured borrowings

Sale proceeds from transfers of loans receivable that do not qualify for sale accounting are reported as secured borrowings. As of December 31, 2022 and 2023, $39,410 and $146,661, respectively, remained outstanding. Net cash proceeds received from these transfers are presented in “Proceeds from secured borrowings, net” in the consolidated statements of cash flows.

Borrowings under securitization transactions

As of December 31, 2022 and 2023, nil and $119,323, respectively, remained outstanding. As of December 31, 2023, the borrowings bear an interest rate of 5.3% to 7.8% and the maturity of the borrowings range from April 2026 to August 2026.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

13.	CONVERTIBLE NOTES

	As of December 31,
	2022	2023
	$	$

2023 Convertible Notes	31,237	–
2024 Convertible Notes	151,459	151,764
2025 Convertible Notes	1,144,794	1,146,369
2026 Convertible Notes	2,042,497	1,803,416
	3,369,987	3,101,549

The Company issued the following convertible notes and the terms are as follows:

	2023 Convertible Notes	2024 Convertible Notes	2025 Convertible Notes	2026 Convertible Notes
Issuance date	June 18, 2018	November 18, 2019	May 22, 2020	September 14, 2021
Maturity date	July 1, 2023	December 1, 2024	December 1, 2025	September 15, 2026
Principal amount	$575,000	$1,150,000	$1,150,000	$2,875,000
Interest rate	2.25%	1.00%	2.375%	0.25%
Initial conversion rate	50.5165 American Depositary Shares (“ADSs”) per $1 principal amount, equivalent to $19.80 per ADS	19.9475 ADSs per $1 principal amount, equivalent to $50.13 per ADS	11.0549 ADSs per $1 principal amount, equivalent to $90.46 per ADS	2.0964 ADSs per $1 principal amount, equivalent to $477.01 per ADS
Agreed conversion date	January 1, 2023	June 1, 2024	September 1, 2025	June 15, 2026

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

The Company evaluated the Conversion Option and Contingent Redemption Options in accordance with ASC 815, Derivatives and Hedging, to determine if these features require bifurcation and accounted for as a derivative at fair value with changes in fair value recorded in earnings. The Conversion Option and Contingent Redemption Options were not required to be bifurcated in accordance with ASC 815 and the Convertible Notes were accounted for as a single liability measured at amortized cost.

The following table presents the carrying amount of the Convertible Notes:

	As of December 31, 2022					As of December 31, 2023
	2023 Convertible Notes	2024 Convertible Notes	2025 Convertible Notes	2026 Convertible Notes	Total	2024 Convertible Notes	2025 Convertible Notes	2026 Convertible Notes	Total
	$	$	$	$	$	$	$	$	$

Principal	31,300	152,048	1,149,500	2,057,784	3,390,632	152,048	1,149,500	1,813,273	3,114,821
Less: unamortized issuance cost and debt discount	(63)	(589)	(4,706)	(15,287)	(20,645)	(284)	(3,131)	(9,857)	(13,272)
Net carrying amount	31,237	151,459	1,144,794	2,042,497	3,369,987	151,764	1,146,369	1,803,416	3,101,549

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

13.	CONVERTIBLE NOTES (continued)

During the years ended December 31, 2021, 2022 and 2023, the Company recognized total interest expense for coupon interest of $36,191, $36,544 and $34,309, respectively, and amortization of discount and debt issuance costs on the liability component amounted to $100,141, $7,536 and $6,034, respectively. As a result of the adoption of ASU 2020-06, remaining discount on liability component had been derecognized and therefore amortization of discount on the liability component is no longer recognized.

As of December 31, 2022, the if-converted value of 2023 and 2024 Convertible Notes exceeded the principal amount by $50,968 and $5,758, respectively. As of December 31, 2023, the if-converted value of the Convertible Notes did not exceed the principal amount.

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

The Capped Calls are generally intended to reduce or offset the potential economic dilution to the Class A ordinary shares upon any conversion of the 2024 Convertible Notes and 2025 Convertible Notes, respectively, with such reduction or offset, as the case may be, subject to a cap based on the cap price. As the Capped Calls are considered indexed to the Company’s own stock and are equity classified, they are recorded in shareholders’ equity and are not accounted for as derivative. The costs of $97,060 and $135,700 incurred in connection with the Capped Calls of the 2024 Convertible Notes and 2025 Convertible Notes, respectively, were recorded as reductions to additional paid-in capital. Capped Calls are excluded from the calculation of diluted earnings per share, as they would be anti-dilutive under treasury stock method.

Repurchase of convertible notes

Subsequent to December 31, 2023, the Company repurchased 2026 Convertible Notes of $171,893, and recorded a $27,112 gain on debt extinguishment.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	SHARE-BASED COMPENSATION

With effect on January 1, 2024, the maximum number of shares which may be issued pursuant to all awards under its 2009 share incentive plan (the “Plan”) increased to 210,888,606 Class A ordinary shares. The Company amended the Plan in April 2022 to automatically increase on January 1 of each of 2023, 2024, 2025 and 2026 by 3% of the total number of ordinary shares of all classes of the Company outstanding on that day immediately before the increase. Under the Plan, the Company may grant options, restricted share award (“RSA”), restricted share unit (“RSU”) or share appreciation right (“SAR”) to its officers, employees, directors and other eligible persons (collectively known as “Eligible Persons”). The Plan is administered by an authorized administrator appointed by the Board of Directors of the Company set forth in the Plan (the “Plan Administrator”).

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

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	SHARE-BASED COMPENSATION (continued)

(a)	Option granted to Eligible Persons

The following table summarizes the Company’s share option activity under the Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		$	Years	$

Outstanding, January 1, 2021	47,465,720	14.76
Granted	4,162,121	269.09
Exercised	(5,405,228)	14.44
Forfeited	–
Outstanding, December 31, 2021	46,222,613	37.70	6.89	8,822,987
Vested and expected to vest at December 31, 2021	46,222,613	37.70
Exercisable as of December 31, 2021	30,707,210	14.13	6.32	6,435,641
Outstanding, January 1, 2022	46,222,613	37.70
Granted	30,000,000	120.00
Cancelled or forfeited	(4,012,516)	279.17
Exercised	(3,676,911)	13.82
Outstanding, December 31, 2022	68,533,186	60.87	7.30	1,433,420
Vested and expected to vest at December 31, 2022	68,533,186	60.87
Exercisable as of December 31, 2022	36,880,548	22.99	5.97	1,274,793
Outstanding, January 1, 2023	68,533,186
Granted	1,925,000	60.00
Cancelled or forfeited	(9,292,295)	104.02
Exercised	(1,336,980)	7.19
Outstanding, December 31, 2023	59,828,911	55.34	6.18	944,611
Vested and expected to vest at December 31, 2023	59,828,911	55.34
Exercisable as of December 31, 2023	42,877,386	35.29	5.51	887,174

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

The Company calculated the estimated fair value of the options on the respective grant dates using the Black-Scholes Option Pricing Model with the following assumptions:

	Granted in 2021	Granted in 2022	Granted in 2023

Risk-free interest rates	0.74% – 1.07%	2.79% – 2.84%	3.60% – 4.10%
Expected term	5.6 – 7.5 years	5.1 – 7.5 years	6.5 – 7 years
Expected volatility	32.1% – 33.0%	48.7% – 55.9%	60.2% – 62.0%
Expected dividend yield	–	–	–

The risk-free interest rate for periods within the contractual life of the option is based on the US Treasury Yields at the time of grant. The Company has used the simplified method to determine the expected term due to insufficient relevant historical exercise data to provide a reasonable basis to estimate expected term. The Company estimated expected volatility primarily based on the weighted-average historical share price volatility of the Company’s ADS. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The weighted-average grant-date fair value of share options granted during the years of December 31, 2021, 2022 and 2023 were $75.83, $57.74 and $40.62, respectively. The total fair value of share options vested during the years ended December 31, 2021, 2022 and 2023 was $88,507, $389,734 and $325,183, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2021, 2022 and 2023 was $1,361,800, $143,176 and $72,072, respectively.

As of December 31, 2023, there were $829,528 total unrecognized share-based compensation cost related to unvested options which is expected to be recognized over a weighted-average period of 3.31 years. Total unrecognized compensation cost may be adjusted for future changes in actual forfeitures.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	SHARE-BASED COMPENSATION (continued)

(b)	RSAs/RSUs granted to Eligible Persons

The following table summarizes the Company’s RSAs/RSUs activity under the Plan:

	Number of RSAs/RSUs	Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate intrinsic value
		$	Years	$

Unvested, January 1, 2021	9,341,928	46.36	8.64	1,859,511
Granted	3,551,491	258.97
Vested	(4,127,006)	40.59
Forfeited	(637,193)	102.92
Unvested, December 31, 2021 and January 1, 2022	8,129,220	137.76	8.47	1,818,588
Granted	7,320,443	99.25
Vested	(3,864,257)	110.34
Forfeited	(1,933,175)	133.12
Unvested, December 31, 2022 and January 1, 2023	9,652,231	120.48	8.81	502,206
Granted	7,119,505	63.46
Vested	(4,130,583)	109.11
Forfeited	(1,786,921)	116.01
Unvested, December 31, 2023	10,854,232	90.02	8.86	439,596

Share-based compensation cost for RSAs and RSUs is measured based on the fair value of the Company’s ordinary shares on the date of grant.

The weighted-average grant-date fair value of RSAs and RSUs granted during the years ended December 31, 2021, 2022 and 2023 was $258.97, $99.25 and $63.46, respectively. The total fair value of RSAs and RSUs vested during the years ended December 31, 2021, 2022 and 2023 was $167,507, $426,398 and $450,703, respectively.

As of December 31, 2023, there was $977,151 of unrecognized share-based compensation cost related to RSAs and RSUs which is expected to be recognized over a weighted-average vesting period of 2.55 years. Total unrecognized compensation may be adjusted for future changes in actual forfeitures.

(c)	SARs granted to Eligible Persons

During the years ended December 31, 2022 and 2023, the Company granted 54,186 and 64,295 SARs, respectively, to the Eligible Persons. Fair value of the SARs is measured based on the fair value of the Company’s ordinary shares at the end of each reporting period.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	SHARE-BASED COMPENSATION (continued)

Total compensation expense relating to share options, RSAs, RSUs and SARs granted to employees after deducting forfeitures recognized for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Year ended December 31,
	2021	2022	2023
	$	$	$

Share options:
Cost of revenue	390	–	–
Sales and marketing expenses	5	–	–
General and administrative expenses	207,204	313,917	253,408
Research and development expenses	33	254	44
	207,632	314,171	253,452

Cash received for the exercise in the respective years	77,639	50,211	10,643

RSAs/ RSUs:
Cost of revenue	8,318	11,104	12,727
Sales and marketing expenses	23,350	36,812	35,988
General and administrative expenses	67,421	67,388	99,048
Research and development expenses	148,592	283,747	282,381
	247,681	399,051	430,144

SARs:
Cost of revenue	3,389	(1,928)	383
Sales and marketing expenses	6,850	(1,762)	710
General and administrative expenses	3,658	(2,993)	200
Research and development expenses	1,114	(643)	141
	15,011	(7,326)	1,434

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

15.	ORDINARY SHARES

The Company has $7,500,000 authorized share capital which divided into (i) 14,800,000,000 Class A ordinary shares with a par value of $0.0005 each and (ii) 200,000,000 Class B ordinary shares with par value of $0.0005 each. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote for shareholders’ approval or authorization, except for certain class consents required under the Memorandum and Articles of Association. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to fifteen votes, on all matters subject to the vote at general meetings of the Company. During the year ended December 31, 2022, 102,447,910 outstanding Class B ordinary shares were converted to 102,447,910 Class A ordinary shares.

The Company completed the follow-on offering in September 2021, and issued an aggregate of 12,650,000 ADSs, representing 12,650,000 Class A ordinary shares for total proceeds, net of issuance costs of $3,972,416. The Company’s shareholders approved as a special resolution to increase the voting power of each Class B ordinary share from three votes to fifteen votes on all matters subject to vote at general meetings of the Company in February 2022.

16.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in accumulated other comprehensive income (loss) by component, net of tax, are as follows:

	Unrealized fair value gain (loss) on available- for-sale investments	Foreign currency translation	Total
	$	$	$

Balance as of January 1, 2021	981	3,700	4,681
Current year other comprehensive loss	(1,278)	(32,263)	(33,541)
Transactions with non-controlling interests	–	341	341
Balance as of December 31, 2021	(297)	(28,222)	(28,519)
Current year other comprehensive loss	(6,263)	(78,297)	(84,560)
Capital contributed by non-controlling interest	–	1,864	1,864
Balance as of December 31, 2022	(6,560)	(104,655)	(111,215)
Current year other comprehensive income (loss)	4,512	(1,297)	3,215
Balance as of December 31, 2023	(2,048)	(105,952)	(108,000)

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

17.	RESTRICTED NET ASSETS

Certain of the Company’s subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company in accordance with the local laws and regulations.

Certain jurisdictions where the Company has subsidiaries or VIEs require those subsidiaries or VIEs to establish and fund statutory reserves, details of which are listed below:

Statutory reserve

The changes in statutory reserve are as follows:

	Year ended December 31,
	2022 $	2023 $

At the beginning of the financial year	6,144	12,490
Transferred from retained earnings	6,346	4,491
At the end of the financial year	12,490	16,981

Taiwan

The subsidiaries in Taiwan are required to set aside 10% of its profit after tax to legal reserve in accordance with Taiwanese regulations until the legal reserve amount equals to their total paid-up capital. In the event that the subsidiaries incurred no loss, the portion of legal reserve exceeding 25% of the paid-up capital can be used for distribution to shareholders in the form of new shares or cash.

Thailand

The Thailand regulations require that a private limited liability company shall allocate not less than 5% of its retained earnings to a legal reserve at the time the dividend is paid, until this account reaches an amount not less than 10% of the registered authorized capital. The legal reserve is not available for dividend distribution.

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

Singapore

Subsidiaries incorporated in Singapore are subject to the Singapore Corporate Tax rate of 17% for the years ended December 31, 2021, 2022 and 2023. Garena Online was granted an additional five-year Development and Expansion Incentive (“DEI”) by the Singapore Economic Development Board (the “EDB”) commencing from January 1, 2017, with another five-year extension commencing from January 1, 2022, which grant a concessionary tax rate of 10% from January 1, 2017 to December 31, 2021 and 10.5% from January 1, 2022 to December 31, 2026 on qualifying income, subject to certain terms and conditions imposed by the EDB.

Others

Subsidiaries incorporated in other countries are subject to the respective applicable corporate income tax rates of the countries where they are resident.

In March 2021, the Philippines reduced its corporate income tax rate from 30% to 25%, effective retroactively from July 1, 2020.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

18.	TAXATION (continued)

Enterprise income tax (continued)

Income tax expense comprises:

	Year ended December 31,
	2021 $	2022 $	2023 $

Current income tax	289,998	272,070	317,893
Deferred tax	(975)	(140,553)	(94,551)
Withholding tax expense	43,842	36,878	39,338
	332,865	168,395	262,680

The reconciliation of tax computed by applying the tax rate of 17% which is also the statutory corporate income tax rate for its Singapore’s corporate office for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Year ended December 31,
	2021 $	2022 $	2023 $

(Loss) Income before income tax and share of results of equity investees	(1,715,184)	(1,500,533)	432,394

Tax expense computed at tax rate of 17%	(291,581)	(255,091)	73,507
Changes in valuation allowance	828,141	389,129	44,491
Non-taxable and non-deductible items	17,586	25,387	(11,306)
Effect of concessionary tax rate and tax reliefs	(183,962)	(117,558)	(42,696)
Withholding tax expense	43,842	36,878	39,338
Foreign tax effects	(82,388)	85,204	154,756
Changes in unrecognized tax benefits	–	–	6,000
Others	1,227	4,446	(1,410)
	332,865	168,395	262,680

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

18.	TAXATION (continued)

Deferred tax

The significant components of deferred taxes are as follows:

	As of December 31,
	2022 $	2023 $
Deferred tax assets
Property and equipment	11,039	16,094
Deferred revenue	93,163	161,981
Unutilized tax losses and unused capital allowances	2,049,196	2,197,209
Provision and accrued expenses	58,650	74,330
Allowance for credit losses	41,002	56,308
Others	19,844	19,437
Valuation allowance	(2,013,288)	(2,159,905)
Total deferred tax assets	259,606	365,454

Deferred tax liabilities
Property and equipment	(14,456)	(7,853)
Deferred payment channel costs	(7,111)	(24,483)
Others	(2,780)	(4,290)
Total deferred tax liabilities	(24,347)	(36,626)
Net deferred tax assets	235,259	328,828

The use of these tax losses and capital allowances is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislation of the jurisdiction in which the entity operates. These tax losses have no expiry date except tax losses approximating to $3,473,098, $2,661,916 and $2,189,029 as of December 31, 2021, 2022 and 2023, respectively. The tax losses of $2,189,029 as of December 31, 2023 will expire from 2024 to 2035.

The utilization of deferred tax assets recognized by the group is dependent upon future taxable income in excess of income arising from the reversal of existing taxable temporary differences.

As of December 31, 2023, no deferred tax liability has been recognised on the undistributed earnings of its foreign subsidiaries as the Company either intends to permanently reinvest the undistributed earnings to fund its future operations or no withholding tax is imposed on the remittance of undistributed earnings in certain jurisdiction.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

19.	(LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share for each of the periods presented is calculated as follows:

	Year ended December 31,
	2021 $	2022 $	2023 $

Numerator:
Net (loss) income attributable to ordinary shareholders	(2,046,759)	(1,651,421)	150,726

Denominator:
Weighted-average number of shares outstanding – basic	532,705,796	558,119,948	566,612,815

Basic (loss) earnings per share:	(3.84)	(2.96)	0.27

Dilutive (loss) earnings per share for each of the periods presented is calculated as follows:

	Year ended December 31,
	2021 $	2022 $	2023 $

Numerator:
Net (loss) income attributable to ordinary shareholders	(2,046,759)	(1,651,421)	150,726

Denominator:
Weighted-average number of shares outstanding – basic	532,705,796	558,119,948	566,612,815
Add: share options	–	–	27,486,226
Add: RSAs and RSUs	–	–	306,563
Weighted-average number of shares outstanding – diluted	532,705,796	558,119,948	594,405,604

Diluted (loss) earnings per share:	(3.84)	(2.96)	0.25

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

19.	(LOSS) EARNINGS PER SHARE (continued)

The following potential common shares were excluded from calculation of diluted net (loss) earnings per share because their effect would have been anti-dilutive for the periods presented:

	Year ended December 31,
	2021	2022	2023

Share options	46,225,613	68,800,110	32,342,730
RSAs/RSUs	8,129,220	9,652,231	10,547,669
Convertible notes	23,349,154	21,635,690	20,588,810
	77,703,987	100,088,031	63,479,209

The denominator for diluted (loss) earnings per share for the years ended December 31, 2021, 2022 and 2023 does not include any effect from the Capped Calls (Note 13) because it would be anti-dilutive. In the event of conversion of any or all of the 2024 Convertible Notes and 2025 Convertible Notes, the shares that would be delivered to the Company under the Capped Calls are designed to neutralize the dilutive effect of the shares that the Company would issue under the convertible notes.

During the years ended December 31, 2022 and 2023, respectively, the Company issued 7,000,000 and 6,000,000 Class A ordinary shares to its share depositary bank which will be used to settle share incentive awards. No consideration was received by the Company for this issuance of Class A ordinary shares. These Class A ordinary shares are legally issued and outstanding but are treated as escrowed shares for accounting purposes and therefore, have been excluded from the computation of (loss) earnings per share. Any Class A ordinary shares not used in the settlement of share incentive awards will be returned to the Company.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

20.	RELATED PARTY TRANSACTIONS

The Company has transactions with a certain shareholder and its affiliates, and an investee in the ordinary course of business.

The Company had the following significant related party transactions for the years ended December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021 $	2022 $	2023 $

Services provided by:
- Shareholder and its affiliates(1)	164,911	109,422	–
- Investee(2)	–	–	11,327

Services provided to:
- Investee(2)	–	–	8,624

The Company had the following significant related party balances as of December 31, 2022 and 2023:

	As of December 31,
	2022 $	2023 $

Amounts due from:
- Investee(2)	–	281,485

Amounts due to:
- Investee(2)	–	63,419

(1)
On September 5, 2022, the director who is an executive officer of Tencent Limited (“Tencent”) resigned from the Board of Directors of the Company and Tencent granted an irrevocable voting proxy with respect to all its shares in the Company to the Board of Directors of the Company to vote on matters that are subject to the vote of shareholders of the Company. Accordingly, Tencent is no longer a related party of the Company.

(2)
In October 2023, the Company deconsolidated a subsidiary. The Company retained significant influence and the retained investment is accounted for using the equity method. Accordingly, the investee continues to be considered as a related party of the Company. Gain on deconsolidation is not material to the consolidated financial statements.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

21.	SEGMENT REPORTING

The Company has three reportable segments, namely e-commerce, digital financial services and digital entertainment. The CODM reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating financial performance of each segment. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

Description of Reportable Segments

E-commerce – Shopee’s platform is a mobile-centric, social-focused marketplace. It provides users with a convenient, safe, and trusted shopping environment with integrated payment, logistics infrastructure and comprehensive seller services. Products from manufacturers and third parties are also purchased and sold directly to buyers on the Shopee platform.

Digital financial services – SeaMoney provides a variety of payment services and loans to individuals and businesses. It is an important payment infrastructure supporting the Company’s digital entertainment and e-commerce businesses. In addition, SeaMoney also integrates with third-party merchant partners and covers a broad set of consumption use cases. Revenue from the Company’s digital financial services segment primarily consists of interest earned from Consumer and SME loans provided to both Shopee buyers and sellers.

Digital entertainment – Garena offers mobile and PC online games and develops mobile games for the global market. Garena also promotes eSports.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other services”.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

21.	SEGMENT REPORTING (continued)

Information about segments for the years ended December 31, 2021, 2022 and 2023 presented were as follows:

	Year ended December 31, 2021
	E-Commerce $	Digital Financial Services $	Digital Entertainment $	Other Services $	Unallocated expenses(1) $	Consolidated $

Revenue	5,122,959	469,774	4,320,013	42,444	–	9,955,190
Operating (loss) income	(2,766,566)	(640,422)	2,500,081	(177,633)	(498,520)	(1,583,060)
Non-operating loss, net						(132,124)
Income tax expense						(332,865)
Share of results of equity investees						5,019
Net loss						(2,043,030)

	Year ended December 31, 2022
	E-Commerce $	Digital Financial Services $	Digital Entertainment $	Other Services $	Unallocated expenses(1) $	Consolidated $

Revenue	7,288,677	1,221,996	3,877,163	61,869	–	12,449,705
Operating (loss) income	(2,013,360)	(277,264)	1,971,416	(252,162)	(916,138)	(1,487,508)
Non-operating loss, net						(13,025)
Income tax expense						(168,395)
Share of results of equity investees						11,156
Net loss						(1,657,772)

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

21.	SEGMENT REPORTING (continued)

	Year ended December 31, 2023
	E-Commerce $	Digital Financial Services $	Digital Entertainment $	Other Services $	Unallocated expenses(1) $	Consolidated $

Revenue	9,000,848	1,759,422	2,172,009	131,281	–	13,063,560
Operating (loss) income	(550,470)	490,209	1,177,871	(56,728)	(836,104)	224,778
Non-operating income, net						207,616
Income tax expense						(262,680)
Share of results of equity investees						(7,032)
Net income						162,682

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

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

21.	SEGMENT REPORTING (continued)

Revenue from external customers is classified based on the geographical locations where the services were provided.

	Year ended December 31,
	2021 $	2022 $	2023 $

Revenue
Southeast Asia	6,316,782	8,321,249	9,179,527
Latin America	1,850,861	2,043,918	2,193,758
Rest of Asia	1,394,342	1,727,187	1,496,433
Rest of the world	393,205	357,351	193,842
Consolidated revenue	9,955,190	12,449,705	13,063,560

Long-lived assets consist of property and equipment, operating lease ROU assets and intangible assets.

	As of December 31,
	2022 $	2023 $

Long-lived assets
Southeast Asia	1,804,846	1,699,461
Rest of Asia	348,116	258,078
Rest of the world	257,792	316,962
	2,410,754	2,274,501
22.	FAIR VALUE MEASUREMENTS

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

As of December 31, 2022 and 2023, assets and liabilities categorized within Level 3 of the fair value hierarchy included investments in convertible loan, investments in sovereign bonds, investments carried at fair value, investments in equity securities accounted under measurement alternative, redeemable preference shares of investees and other assets.

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

The significant unobservable input used to determine the fair value of investments carried at fair value or measurement alternative under the market adjusted Option Pricing Model Backsolve is as follows:

	As of December 31, 2022		As of December 31, 2023
Unobservable input(1)	Weighted average(2)	Range	Weighted average(2)	Range
Market adjustment	(20%)	(90%) to 7%	(54%)	(54%)

(1)	Significant increase (decrease) in the input would result in a significantly higher (lower) fair value measurement, depending on the materiality of the investment.
(2)	Input was weighted based on the fair value of the investments included in the range.

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

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	FAIR VALUE MEASUREMENTS (continued)

Assets and liabilities measured or reported at fair value on a recurring basis are summarized below:

	As of December 31, 2022
	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Unobservable inputs (Level 3) $	Total $

Held-to-maturity investments	621,346	–	490	621,836
Available-for-sale investments	562,051	–	35,126	597,177
Equity securities	2,008	548	–	2,556
Investments carried at fair value	–	–	178,233	178,233
Other assets	–	–	9,668	9,668
Derivative assets(1)	–	3	–	3
Derivative liabilities(2)	–	(2,277)	–	(2,277)
Share appreciation rights	(5,420)	–	–	(5,420)
2023 Convertible Notes	–	–	(82,666)	(82,666)
2024 Convertible Notes	–	–	(190,646)	(190,646)
2025 Convertible Notes	–	–	(1,148,639)	(1,148,639)
2026 Convertible Notes	–	–	(1,454,421)	(1,454,421)
	1,179,985	(1,726)	(2,652,855)	(1,474,596)

	As of December 31, 2023
	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Unobservable inputs (Level 3) $	Total $

Held-to-maturity investments	1,780,898	–	407	1,781,305
Available-for-sale investments	4,177,564	–	20,442	4,198,006
Equity securities	23,495	87	–	23,582
Other assets	–	–	9,465	9,465
Derivative assets(1)	–	13	–	13
Derivative liabilities(2)	–	(2,818)	–	(2,818)
Share appreciation rights	(5,522)	–	–	(5,522)
2024 Convertible Notes	–	–	(168,410)	(168,410)
2025 Convertible Notes	–	–	(1,179,739)	(1,179,739)
2026 Convertible Notes	–	–	(1,556,532)	(1,556,532)
	5,976,435	(2,718)	(2,874,367)	3,099,350

(1)	Included in prepaid expenses and other assets in the consolidated balance sheets and not designated as hedges.
(2)	Included in accrued expenses and other payables in the consolidated balance sheets and not designated as hedges.

Certain long-term equity securities that were accounted for using measurement alternative were measured at fair value on a non-recurring basis and were categorized within Level 3 of the fair value hierarchy because significant unobservable inputs were used to estimate its fair value. Assets remeasured at fair value within Level 3 of the fair value hierarchy on a non-recurring basis were $264,899 and $251,232 as of December 31, 2022 and 2023, respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	FAIR VALUE MEASUREMENTS (continued)

Reconciliations of assets and liabilities measured at fair value on a recurring basis and are categorized within Level 3 of the fair value hierarchy are as follows:

$

Available-for-sale investments
Balance as of January 1, 2021	21,357
Additions	35,298
Conversion into ordinary shares of investees	(21,340)
Net unrealized loss included in other comprehensive income	(958)
Translation gain included in other comprehensive income	19
Balance as of December 31, 2021	34,376
Additions	3,198
Settlement	(1,266)
Net unrealized loss included in other comprehensive income	(1,193)
Translation gain included in other comprehensive income	11
Balance as of December 31, 2022	35,126
Settlement	(278)
Impairment	(3,873)
Conversion into ordinary shares of investee	(9,945)
Net unrealized loss included in other comprehensive income	(588)
Balance as of December 31, 2023	20,442

Investments carried at fair value
Balance as of January 1, 2021	–
Additions	151,227
Net investment gain included in earnings	27,071
Balance as of December 31, 2021	178,298
Additions	74,482
Net investment loss included in earnings	(74,547)
Balance as of December 31, 2022	178,233
Transfer out of Level 3 due to change in status(1)	(178,233)
Balance as of December 31, 2023	–

(1)	See note 2(l) for more information.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	FAIR VALUE MEASUREMENTS (continued)

$

Other assets
Balance as of January 1, 2021	19,024
Additions	186
Disposals	(3,513)
Write-down included in earnings	(3,627)
Translation loss included in other comprehensive income	(359)
Balance as of December 31, 2021	11,711
Additions	56
Disposals	(679)
Write-down included in earnings	(476)
Translation loss included in other comprehensive income	(944)
Balance as of December 31, 2022	9,668
Additions	122
Disposals	(464)
Write-down included in earnings	40
Translation gain included in other comprehensive income	99
Balance as of December 31, 2023	9,465

23.	COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has commitments to purchase property and equipment and hosting services of $99,050 and $40,893, committed licensing fee payable for the licensing of game titles of $13,677 and $6,800 and commitments to invest in certain companies of $125,733 and $90,100 as of December 31, 2022 and 2023, respectively.

Minimum guarantee commitments

The Company has commitments to pay minimum guarantee of royalty fee to game developers for certain online games it licensed from those game developers. As of December 31, 2022 and 2023, the minimum guarantee commitments amounted to $45,257 and $10,400, respectively, for its launched games as well as licensed but yet to be launched games.

Others

The Company has commitments to extend credit to customers under committed facilities granted. As of December 31, 2022 and 2023, the customers can draw down on a total undrawn credit limit of $233 and $1,199, respectively, under such committed facilities.