Form 20-F
period 2024-12-31
Sea Ltd
filed 2025-04-17
CIK 1703399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FOR
M
20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024.
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
#17-10
,
Galaxis
Singapore 138522
(Address of principal executive offices)
Yanjun Wang, Esq.
Sea Limited
1 Fusionopolis Place,
#17-10
,
Galaxis
Singapore 138522
Tel: +65 6270-8100
E-mail:
secnotice@sea.com
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing
one Class A ordinary share
Class A ordinary shares, par value US$0.0005 per share*
*Not for trading, but only in connection with the listing of American Depositary Shares on the New York Stock Exchange.
	SE	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
543,584,213 Class A ordinary shares (
excluding
Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan) and 45,527,793 Class B ordinary shares, par value US$0.0005 per share, as of December 31, 2024
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated and except where the context otherwise requires:

•	“2024 convertible notes” refers to our 1.00% convertible senior notes due 2024, which were issued in November 2019;

•	“2025 convertible notes” refers to our 2.375% convertible senior notes due 2025, which were issued in May 2020;

•	“2026 convertible notes” refers to our 0.25% convertible senior notes due 2026, which were issued in September 2021;

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

Our reporting and functional currency is the U.S. dollar. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Indonesian rupiah into U.S. dollars have been made at the rate of IDR16,157.00 to US$1.00, being the foreign exchange reference rate and the Jakarta interbank spot dollar rate published by the Bank Indonesia in effect as of December 31, 2024, all translations of New Taiwan dollars, Thai baht, Singapore dollars and Malaysia ringgit into U.S. dollars have been made at the rates of NT$32.7900 to US$1.00, THB34.3200 to US$1.00, S$1.3662 to US$1.00 and RM4.4695 to US$1.00, respectively, being the noon buying rates in The City of New York for cable transfers in New Taiwan dollars, Thai baht, Singapore dollars and Malaysia ringgit as certified for customs purposes by the Federal Reserve Bank of New York in effect as of December 31, 2024 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. dollars, and all translations from Vietnamese dong into U.S. dollars made at the rate of VND24,335 to US$1.00, being the central rate published by The State Bank of Vietnam in effect as of December 31, 2024. We make no representation that the Indonesian rupiah, New Taiwan dollar, Vietnamese dong, Thai baht, Singapore dollar or Malaysia ringgit amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.” On March 27, 2025, the Jakarta interbank spot dollar rate for Indonesian rupiah was IDR16,566.00 to US$1.00. On March 31, 2025, the noon buying rate for New Taiwan dollars was NT$33.1900 to US$1.00, the central rate for Vietnamese dong was VND24,837 to US$1.00, the noon buying rate for Thai baht was THB33.9500 to US$1.00, the noon buying rate for Singapore dollars was S$1.3445 to US$1.00 and the noon buying rate for Malaysia ringgit was RM4.4365 to US$1.00.

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

•	Our results of operations are subject to fluctuations.

•	We are subject to extensive and changing laws and government regulations across our business.

•	We face competition in our businesses.

•	We may be subject to intellectual property-related risks.

•	Existing or future investments or acquisitions may not be successful.

•	Our businesses involve third parties over whose actions we have no control.

•	Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.

•

We may have exposure to greater than anticipated tax liabilities, and our financial position and results of operations may be adversely affected by the implementation of legislation or internationally accepted principles.

•

We may use artificial intelligence (“AI”) in our business, and challenges with properly managing its use or more successful use of AI by our competitors could adversely affect our business and results of operations.

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

•	We may not succeed in managing or expanding our business across the expansive and diverse markets in which we operate.

•	We have a history of net losses and we may not remain profitable in the future.

•	Any future occurrence of natural disasters, epidemics, pandemics or other outbreaks, or other catastrophic events could also adversely affect our business.

Risks Related to Our E-Commerce Business

•	We face uncertainties relating to the growth and profitability of the e-commerce industry in our markets and we may face challenges and uncertainties in implementing our e-commerce strategy.

•	We face risks related to logistics and fulfillment.

•	We may be held liable for actions by our marketplace participants.

•	We may suffer losses relating to the products we sell on Shopee.

Risks Related to Our Digital Financial Services Business

•	We face regulatory risks relating to our digital financial services business.

•	We face uncertainties and risks relating to our digital financial services business.

•	We face credit risks.

•	Changes in interest rates may adversely impact us.

•	Determining our allowance for credit losses requires many assumptions and complex analyses. If our estimates are not correct, our business may be adversely affected.

•	If our collection efforts on delinquent loans are ineffective or unsuccessful, the performance of our loans would be adversely affected.

•	We face funding risks.

•	Our banking business may subject us to additional material business, operational, financial, legal and compliance requirements and risks.

•	We face risks relating to our insurance business.

•	We face risks relating to our mobile wallet business.

•	We could be held liable if our digital financial services and products are used for fraudulent, illegal or improper purposes.

Risks Related to Our Digital Entertainment Business

•	We derive a significant portion of digital entertainment revenue and gross profit from a limited number of online games.

•	We have a limited track record in game development and global game distribution.

•	We rely on third-party game developers for some of our digital entertainment content and also allow our users to contribute and interact with user generated content.

•	Our games are subject to scrutiny regarding the appropriateness of their content.

•	Malicious actors may compromise the quality of our user experience.

•	Our live events may introduce risks around public safety and harm our reputation.

Other Operational Risks

•	We rely on technology and internet infrastructure, data center and cloud service providers and telecommunications networks in the markets where we operate.

•	We may fail to attract, motivate and retain the key members of our management team or other experienced and capable employees.

•	We face manpower-related risks.

•	We may be subject to risks related to litigation and regulatory proceedings.

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

Our user base and engagement levels may not continue growing at satisfactory rates, or at all. Our user base and engagement could be adversely affected if:

•	we fail to maintain the popularity of our platforms among users;

•	we are unable to maintain the quality of our existing content and services;

•	we are unsuccessful in innovating or introducing new, best-in-class content and services;

•	we fail to adapt to changes in user preferences, market trends or advancements in technology, including AI;

•	technical, regulatory, governmental or other reasons prevent us from delivering our content or services in a timely and reliable manner, or at all, or otherwise affect the user experience;

•	there are user concerns related to privacy, data protection, safety, fund security or other factors;

•	monetization and cost reduction measures by us cause users to reduce their activity on our platforms or shift to other platforms;

•	new games cause players to shift from our existing games without growing the overall size of our user base or online games platform;

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

We have businesses in diverse global markets and are subject to risks associated with doing business internationally and in differing economic, political and regulatory environments. Our business, financial condition and results of operations may be influenced to a significant degree by geopolitical, macro-economic and social conditions globally and in our markets. A general slowdown or volatility in the global economy, including trade frictions and restrictions, recessions, inflations, or a tightening of credit markets could adversely affect our business, financial condition and results of operation. A rise in inflation, increases in interest rates including by the United States Federal Reserve System, bank failures or limited liquidity in accessing bank deposits globally, and/or slowdown in economic growth in our markets or neighboring regions could have a material adverse effect on our business, financial condition, liquidity and results of operations. Changes in consumer behavior due to adverse economic conditions may also negatively impact us as such developments could lead to a decrease in consumer spending and reduction in demand for our products and services, which may adversely affect our business, financial condition, results of operations or competitive position.

Growth of the economy of our various markets has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in our markets or neighboring regions, or in the policies of the governments or of the laws and regulations in each respective market could have a material adverse effect on the overall economic growth of our markets. The economies in emerging markets generally differ from developed markets in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, government policy on public order and allocation of resources. In some of our markets, governments continue to play a significant role in regulating industry development by imposing industrial policies and trade related measures. Some local governments also exercise significant control over the economic growth, foreign capital investments, tax, export and import duties, quotas, custom duties, tariffs and related regulations and the public order in their respective jurisdictions through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, and providing preferential treatment to particular industries or companies. Governmental actions to control inflation, interest rate adjustments and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. These measures, or the perception that any of them could occur, may cause decreased economic activity and consumer spending in our markets, which may adversely affect our business, financial condition and results of operations. Our business, financial condition and results of operations may be adversely affected by changes in government policies or regulations, such as exchange rates and exchange control policies, inflation rates, interest rates, tariff and inflation control policies, price control policies, import duties and restrictions, liquidity of domestic capital and lending markets, electricity rationing tax policies, including royalty, tax increases and retroactive tax claims, and other political, diplomatic, social and economic developments in or affecting the markets where we operate.

Some of our markets have experienced, and may in the future experience, geopolitical and social instability, including strikes, demonstrations, protests, marches, other types of civil disorder, war or armed conflict, refugee migration or other types of unrests. For example, ongoing geopolitical tensions, the introduction or threat of new or changed tariffs and trade restrictions, and other geopolitical developments have resulted in significant disruptions to supply chains, logistics and business activities globally. In addition, there have been and remain tensions surrounding the Taiwan Strait. If such tension intensifies, our business in Taiwan may not be able to operate normally or at all. Such tensions or any deteriorations in relations among the U.S., Taiwan and the PRC may negatively impact our ability to continue to do business in Taiwan. It is possible that geopolitical, macro-economic and social instability globally and in our markets may negatively impact economic growth and world trade, decrease consumer spending, cause uncertainty and volatility in the financial markets, disrupt supply chains globally and in our markets, and may accordingly adversely affect our business, financial condition and results of operations. We cannot predict the duration or outcome of these events and actions or whether future developments would have any material adverse impact on our business. These and other instabilities and any adverse changes could increase our costs, increase our exposure to legal and business risks, disrupt our office operations or the business activities of our ecosystem participants, or affect our ability to expand or retain our user base.

The impact of tariffs, proposed tariffs, or other trade regulations and policies could materially and adversely affect our business and financial results. Various jurisdictions in which we operate may be the subject of, may propose or impose new or additional tariffs, or may otherwise be impacted by duties, taxes, trade restrictions, foreign exchange or capital controls, embargoes, sanctions or other regulatory requirements with little or no advance notice. These changes, or the perception that they could occur, may significantly affect the global economy and stability of global financial markets, thereby reducing economic activity and demand for goods and services, and could impact consumer behavior, supply chains, interest rates, user activities, transaction volumes, and other aspects of our business that are influenced by macro-economic events, which could materially adversely impact our operations and financial performance. These concerns may be elevated in some of the markets in which we operate, many of which are primarily exporting jurisdictions. For example, such changes could lead to recession, unemployment, and other reductions in consumer income or consumer spending, reduce consumer purchasing sentiment, disrupt credit markets, deteriorate the quality of our loan portfolio, reduce the willingness or ability of users to repay their loans from us, disrupt supply chains, increase the costs of goods and services, and require us to adjust our pricing models and operational strategies across different businesses. Given the inherent uncertainty regarding both the duration and the extent of these policy measures, mitigation strategies may not be effective. If we fail to adapt to these policies or regulatory changes, retaliatory actions, and shifting trade policies or fail to adapt to the impact these developments may have on the economy, either globally or in our markets, our overall financial performance could be materially and adversely affected.

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

We are subject to seasonality and other fluctuations in our business. Our revenue is affected by our promotional and marketing activities, including the timing of promotions, and may fluctuate due to changes in user base, user engagement, user behavior and preferences and seasonality, and other factors. Maintaining our scale may also put strain on our existing resources due to increased capital expenditures and operating expenses, including sales and marketing expenses, staff hiring and procurement of infrastructure. See “—We may not succeed in managing or expanding our business across the expansive and diverse markets in which we operate.”

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

In addition, changes in cash flow generated from our games may not match our revenue trends due to revenue recognition policies under U.S. GAAP, which require proceeds from our sales of in-game virtual items to be recorded as deferred revenue and recognized over a period of time based on estimated service periods. As deferred revenue may contribute a significant amount of the revenue we report each quarter, a decrease in bookings in any one quarter may not significantly reduce our revenues for that quarter but could negatively affect our revenues in future quarters or periods. The reverse is also true. Accordingly, the effects of declines or increases in our bookings are not fully reflected in our results of operations until future periods.

We are subject to extensive and changing laws and government regulations across our business.

Our business is affected by laws and regulations across multiple jurisdictions that affect the industries in which we operate, and their scope and stringency have increased significantly in recent years. We are subject to a variety of regulations, including those relating to game operations, game ratings, e-commerce, social networking, internet applications or content services, digital platforms, marketing, advertising, AI technology and services, privacy, personal information, data use, data transfer, data processing, data localization, data storage, data retention and data protection, livestreaming services, antitrust or competition laws, employment and labor laws, national language requirements, intellectual property, virtual items, user generated content, loot boxes, national security, nationalization, content restrictions, platform regulations, sale of regulated or prohibited items, protection of minors, data of minors, consumer protection, pricing, product safety and product liability, prevention of money laundering and financing criminal activity and terrorism, anti-bribery and anti-corruption regulation, economic or other trade prohibitions or sanctions, electronic contracts and other communications, digital financial services regulation, electronic payment services regulation, lending regulation, foreign investment and currency control regulation and regulations related to logistics, insurance, and banking. Because the industries in which we operate are relatively new in our markets, the relevant laws and regulations, as well as their interpretations, are often unclear and evolving.

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

In addition, data protection, privacy, content, competition, and other laws and regulations may impose different obligations and are expected to become more restrictive in certain of our markets. There are a number of recently enacted and amended data protection laws and regulations as well as legislative and regulatory proposals in various jurisdictions where we operate that could impose new obligations or limitations in areas affecting our business. There are also jurisdictions that are considering or have passed legislation or regulations implementing data transfer restrictions or requiring local storage and processing of data or similar requirements, which could affect our business operations. If we are required to make changes to or are otherwise restricted in the manner in which we transfer data between and among countries and regions or share data among our businesses, it could affect our ability to and the manner in which we provide our content, products and services, which could adversely affect our financial results. We may be required to implement different operating practices and protocols depending on the requirements of each local market, which may be costly, and increase the complexity of delivery of our content, products and services.

There has been increased scrutiny over the power and influence of large technology companies and platform businesses globally. Competition authorities scrutinize technology companies and platform businesses around issues such as exclusivity, tying or bundling, and abuse of market power as well as the relationship between platform businesses and their users. In addition, lawmakers, government agencies and regulators may, among other things, prohibit future acquisitions, divestitures or combinations, impose significant fines or penalties, or impose other obligations, disclosure requirements or restrictions on digital platforms and services or take other actions to limit or require us to modify our operations with platform users or otherwise place restrictions on our business models due to regulatory or antitrust concerns. We may also be required by government regulators to restructure our corporate structure or product offerings to meet existing or new regulatory requirements. Such restrictions and changes may alter the way in which we do business, increase our costs or liabilities, reduce demand for our platforms or subject us to uncertainties, which could adversely affect our business, financial condition and results of operations. From time to time, we have received inquiries from or are subject to inquiries and investigations by competition authorities. For example, Shopee has been the subject of investigations by competition authorities in connection with its use of logistic services provided by an affiliated business. Unfavorable laws, regulations, decisions, administrative rulings, interpretations of competition rules, or other actions by government or regulatory authorities applying those laws and regulations, including inquiries, investigations, or enforcement actions threatened or initiated by them, could cause us to incur substantial costs, expose us to unanticipated civil and criminal liability or penalties (including substantial monetary fines), diminish the demand for, or availability of, our products and services, increase our cost of doing business, require us to change our business practices in a manner materially adverse to our business, damage our reputation or otherwise have a material effect on our operations.

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

We face competition in our businesses.

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

Our digital financial services business faces competition from existing online and offline consumer and SME financial products and services. We expect competition to intensify as existing and new competitors introduce new services or enhance existing services. Some of our competitors may have more experience, greater financial resources, lower funding cost, greater brand recognition or larger bases of customers than we have. New entrants tied to established brands may engender greater user confidence in the safety and efficacy of their services, along with greater liquidity. We may also face pricing pressures and other forms of competition such as increased incentives from competitors. Some potential competitors may charge lower commissions to merchants or subsidize users through other services they offer. Such competition may result in the need for us to alter the pricing we offer to give discounts or increase our incentives, which could reduce our profit and negatively affect our business, financial condition and results of operations. Competitors in the banking space such as traditional banks and larger financial institutions may be able to offer more extensive or enhanced products and services, or offer such products and services at more attractive rates, credit or other better terms, including more attractive rates on deposits and rates on loans. As a result, we may be forced to increase our deposit rates, or lower the rates we charge for loans or the fees we charge for other services, or devote significant financial resources to our marketing efforts or developing customized products and services. For our consumer and SME credit business, we compete with other non-bank fintech companies, neobanks, credit unions, multi-finance companies, off-card financing, private credit card and point-of-sale service providers. Banks and larger financial institutions may also build solutions to compete in the consumer and SME lending space. If such competitors appear more attractive to high quality customers or credit users, such customers or users may be less likely to use our products and services, and we may have a decreased pool of high-quality customers or credit users. For our payment processing business, certain competitors may have longstanding relationships with certain merchants to accept the payment services they offer, which may make it difficult or costly for us to establish partnerships with these merchants. Our competitors may also be able to obtain certain licenses that we are unable to obtain, which may hinder our ability to offer certain products or access certain pools of liquidity that are the subject of such licenses. In addition, certain of our competitors in certain product areas and markets may not be subject to the same regulatory requirements that we are.

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

Further, we may be unable to obtain trademark protection for our technologies and brands, and our existing trademark registrations and applications, and any trademarks that may be used in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. In addition, our trademarks may be contested, circumvented or found to be unenforceable, weak or invalid, and we may not be able to prevent third parties from infringing or otherwise violating them. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

From time to time, we receive notices from third parties or are named in lawsuits by third parties alleging infringement of their proprietary intellectual property rights or in connection with claims relating to our content, products or marketing activities. For example, with respect to our e-commerce business, we receive complaints alleging that items offered on or sold through our Shopee platform infringe third-party copyrights, trademarks and patents or other intellectual property rights, or contain obscene, defamatory or libelous content. Although we have adopted measures to reduce infringements or offense by product listings on our Shopee platform before they appear on the marketplace, these efforts may not always be successful. In January 2025, the Office of the U.S. Trade Representative, or USTR, published its latest annual Review of Notorious Markets for Counterfeiting and Piracy, which identified the Shopee platform in several of our markets as “notorious markets.” The USTR may continue to identify those Shopee markets as notorious markets, and the USTR may identify other Shopee markets as notorious markets in the future. Since December 2020, the European Commission placed Shopee on its Counterfeit and Piracy Watch List. Any public perception that counterfeit, pirated, or otherwise inappropriate or illegal items are commonplace on Shopee, even if factually incorrect, or perceived delays in our removal of these items could damage our reputation and result in regulatory action against us and diminish the value of our brand name.

We may be subject to allegations of civil or criminal liability for alleged intellectual property infringement, including based on allegedly unlawful activities carried out by third parties through our platforms. We may also be subject to fines or sanctions by local authorities for infringing products or improper content offered on our marketplace, including requiring the removal of the infringing products or a temporary or permanent block of our platform. Any current or future use of AI in our platforms, offerings, services and features may also lead to liability or negative public perception. If the content, analyses or recommendations that the AI applications are used in are or are alleged to be deficient, inaccurate, inappropriate or biased, or if the use of AI results in, or is alleged to have resulted in, the infringement of the intellectual property of third parties, we may be subject to legal claims or liability and our business, financial condition and results of operations may be materially and adversely affected.

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

As the number of interactive games increases and the features and content of these games continue to overlap, software developers and distributors have increasingly become subject to infringement claims. Some of our game content is highly realistic and features materials that are based on real world objects or people, which may also be the subject of claims of infringement, including right of publicity, copyright, trademark and unfair competition claims. Despite any steps taken by us to avoid knowingly violating the intellectual property rights of others, third parties may still claim that content we develop or license from third parties infringes their intellectual property rights. We received intellectual property related claims in the past. In addition, as we begin to allow user generated content on our platforms, we may also become subject to third party claims relating to such content.

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

If any of our third-party service providers and channel providers deliver unsatisfactory service, engages in fraudulent or prohibited actions, or is unable or refuses to continue to provide its services to us and our users for any reason, our business, financial condition and results of operations may be materially and adversely affected.

Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.

We operate in multiple markets and receive revenues in currencies other than the U.S. dollar, which exposes us to the effects of fluctuations in currency exchange rates as we report our financials and key operational metrics in U.S. dollars. We earn revenue denominated in local currencies of our markets in Southeast Asia, Taiwan and Brazil, among other currencies, while some of our costs and expenses are paid in other foreign currencies. We generally pay license fees to game developers in U.S. dollars, and incur operating expenses in the local currencies in the markets in which we operate. From time to time, we may pay acquisition considerations in U.S. dollars. We do not rely on any single currency as we earn revenue in different local currencies across our markets and keep a significant cash position in U.S. dollars. Fluctuations in the exchange rates among the various currencies that we use could cause fluctuations in our operational and financial results. Our expenses may become higher and our revenue and operating metrics may become lower than would be the case if exchange rates were stable or if we were operating and reporting in one currency. Movements in foreign currency exchange rates, including movements or volatility resulting from changes in macro-economic or geopolitical events such as those disclosed above, including inflation, deflation, recession, and governmental actions such as tariffs, trade policy, fiscal policy, and monetary policy, may have a material adverse effect on our results of operations, and may cause our financial and operational metrics, which are reported in U.S. dollars, to be materially adversely affected or not to be fully representative of our underlying business performance.

Furthermore, we operate in a number of jurisdictions that have historically experienced significant levels of inflation and volatility in the value of their currencies, which, if continued to be experienced in the future, may result in government intervention in the economy, including monetary, fiscal, or trade policies, exchange controls or other currency restrictions, which could adversely affect our business, financial condition and results of operations. Changes in the relative value of local currencies in the markets where we operate, including relative to the U.S. dollar, could also have negative effects on the level of economic activity and employment in those markets and may materially adversely affect our business, financial condition and results of operations. We might not be able to adjust the price of our products and services sufficiently to offset the effects of such events on our operations, and any changes to our prices might reduce demand for our products and services. Additionally, a significant amount of our revenue and some of our operating metrics are denominated in certain local currencies that have been subject to significant volatility in the past. Because fluctuations in the value of these local currencies are not necessarily correlated, our results of operations in any period may be adversely affected by such volatility. See “Item 3. Risk Factors—Risks Applicable Across Multiple Businesses—Changes in macro-economic, geopolitical or social conditions or government policies, or government actions or restrictions, globally and in our markets could have a material adverse effect on our business and operations,” “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Major Factors Affecting Our Results of Operations” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

We may enter into foreign exchange derivatives transactions and incur relevant costs from time to time to manage our exposure to exchange rate risk. Such derivatives transactions, while intended to be non-speculative, are designed to protect us against increases or decreases in exchange rates, but not both. If we entered into derivatives transactions to protect against, for example, decreases in the value of a local currency and such local currency instead increases in value, we may incur financial losses. Increases in currency volatility or other changes in the relative value of the local currencies we use could also increase the costs of such foreign exchange derivatives transactions and expose us to additional costs or losses. Any such losses could materially and adversely affect our financial condition and results of operations.

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

For example, Shopee as the marketplace operator could potentially be required to report transactions made by sellers and other service providers through the platform to the tax authorities in the future and may also be subject to additional tax or withholding obligations. Governments in some of our markets have discussed promulgating or promulgated laws to require e-commerce marketplace operators and the payment service providers to assist in the enforcement of tax requirements on sellers and collection of taxes with respect to revenues or profits generated by sellers. If we are held responsible, whether financially or operationally for such taxes, our business, financial condition and results of operations may be materially and adversely affected. We may also be requested by government authorities to supply information about our sellers, such as transaction records and seller’s information, and assist in the enforcement of other tax regulations, which could affect our relationships with sellers.

In addition, a number of markets have been pursuing fundamental changes to the tax laws applicable to multinational companies like us, including adopting global OECD guidelines, introducing the Base Erosion and Profit Shifting Pillar 2 rules, and enacting taxes relevant to the provision of digital services, including with respect to digital services taxes, sales taxes, value-added taxes, withholding taxes, tariffs, revenue-based taxes, excise taxes or other similar taxes. Possible implications may include multiple levels of taxation, additional obligations, prospectively or retrospectively, as well as imposition of interest and penalties if non-compliance is determined.

The application of tax laws of various jurisdictions to our business activities is subject to interpretation and also depends on our ability to operate our business in a manner consistent with our tax positions, corporate structure and intercompany arrangements. A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. The tax authorities of the jurisdictions where we operate may challenge our methodologies for intercompany and related party arrangements, including transfer pricing. We could face adverse tax consequences if local tax authorities assert that any transactional arrangements among our group entities were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under the applicable laws, rules and regulations, and adjust the income of such group entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our group entities for tax purposes, which could in turn increase their tax liabilities. In addition, local tax authorities may impose late payment fees and other penalties on our entities for the adjusted but unpaid taxes according to the applicable regulations. If the manner in which we operate does not achieve the intended tax consequences, or if the tax authorities take different interpretations with respect to these factors or our tax obligations, our financial condition and results of operations could be adversely affected.

In addition, in some jurisdictions where we operate, tax laws and regulations or their application to our business may involve uncertainty, or have uncertain application to novel business arrangements, and the interpretation of such laws and regulations by the relevant revenue or enforcement authorities may differ from our own or be unpredictable or the subject of disputes or controversy. We may, from time to time, be and, in some cases, are subject to inquiries, investigations or audits from or disputes with tax authorities of the relevant jurisdictions on various tax matters, including challenges to positions asserted on income, withholding, or other tax returns. Developments in an audit, investigation, or other tax controversy can have an adverse effect on our business, financial condition and results of operations. Due to the inherent complexity and uncertainty of these matters, interpretations of certain tax laws by authorities, and judicial, administrative, and regulatory processes in certain jurisdictions, the outcome of any such controversy may be materially different from our expectations.

We may use AI in our business, and challenges with properly managing its use or more successful use of AI by our competitors could adversely affect our business and results of operations.

We may incorporate AI solutions into our platforms, offerings, services and features, or in support of internal business operations. If the content, analyses, or recommendations that the AI applications are used in are or are alleged to be deficient, inaccurate, inappropriate, or biased, or if the use of AI results in, or is alleged to have resulted in, the infringement of the intellectual property of third parties, we may be subject to legal claims or liability and our business, financial condition, and results of operations may be adversely affected. AI technologies, including generative AI and machine learning models, present a growing risk and ability for third parties to generate systems which are able to imitate or copy our proprietary intellectual property at large scale and for a low cost. AI systems could be used to generate huge volumes of derivative works that imitate or replicate our intellectual property, leading to unauthorized content that competes with our products, dilutes our brand value, and undermines our ability to monetize our intellectual property effectively. Such unauthorized use of AI to generate content similar to our intellectual property may reduce consumer demand for our products, as third parties may access or create AI-generated alternatives that offer comparable experiences without requiring licensing fees or other revenue-sharing arrangements.

The use of AI applications may result in data leakage or unauthorized use or exposure of personal data, or other information. Such leakage or unauthorized use or exposure of personal data related or other information to or arising from our use of AI applications could result in legal claims or liability. AI systems may also be vulnerable to evolving cybersecurity threats, including via manipulation or exploitation by malicious actors, which could compromise the security and integrity of our use of AI.

AI also presents emerging ethical issues and is subject to rapidly developing legal and regulatory frameworks in our markets, and if our use of AI becomes controversial or becomes subject to new laws or regulations in any of our markets, we may experience reputational harm or legal liability or otherwise need to make changes to our practices and offerings. Uncertainty around new and evolving AI uses may require significant additional investment to develop models and proprietary datasets, responsible-use frameworks and new approaches and processes to attribute or compensate content creators.

Developing, testing and deploying AI systems may also increase the cost of our platforms, offerings, services and features. Further, as with any new offerings based on new technologies, consumer reception and monetization pathways are uncertain, our strategies may not be successful and our business and financial results could be adversely impacted. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operation.

We may be liable for security breaches and attacks against our or our third-party partners’ platforms and network, particularly with regard to confidential user information and personal or other data or any other privacy or data protection compliance issue, and our platforms and games may contain unforeseen “bugs”, vulnerabilities or errors.

Our business stores, generates and processes a large amount of data, including personal data and payment information from users, and any failure to prevent or mitigate security breaches and the improper access, use or disclosure of such data could impact our operations negatively and harm our reputation. We also maintain certain other proprietary and confidential data relating to our business and personal data of our consumers and personnel. Although we have employed significant resources to develop and implement security measures aimed at preventing breaches, our cybersecurity and data protection measures have not and may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, physical or electronic break-ins, phishing attacks, data leaks, social engineering, security breaches or other attacks and similar disruptions and fraudulent behavior or improper use by our employees or third party partners that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Additionally, as AI capabilities develop, hackers and sophisticated organizations may use these technologies to create new sophisticated fraud or attack methods that are increasingly automated, targeted, coordinated and more difficult to defend against. Any security breach, including personal data breaches or incidents, including cybersecurity incidents, could result in unauthorized access to our systems or a user’s system, misappropriation of our or a user’s information or data, loss, corruption or alteration of such data, financial loss, deletion or modification of user information, damage to our systems or those of our users, or a denial-of-service or other interruption to our business operations. Any such incidents could impact our operations and could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines, and potential liability, as well as remediation costs and increased cybersecurity and/or data protection costs. We have in the past been and are likely again in the future to be subject to these types of attacks and security breaches. As techniques used to obtain unauthorized access to or otherwise breach or sabotage systems change frequently, we may not be aware that we have been attacked and we may be unable to anticipate or implement adequate measures to protect against these security breaches until they have been launched against us, our platforms or services, our users or our third-party service providers. We may not have the resources, technical sophistication, or ability to anticipate or prevent rapidly evolving or sophisticated types of cyberattacks or other types of security breaches.

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

Our businesses are subject to an increasingly complex and at times divergent data privacy, data protection, data use, data governance, AI and information security laws and requirements in the markets in which we operate and where our users, merchant partners, customers and other participants are located. In addition, certain of our digital financial services businesses may be subject to more stringent and restrictive banking secrecy laws or other heightened requirements with respect to customer data. We are also subject to agreements with third parties such as Apple, Alphabet, Meta and others that place conditions and requirements on the processing of data and on data collected via their services. As we continue to operate internationally and as laws continue to evolve and change, we will be subject to additional data protection laws and requirements. The privacy and data protection related laws, rules and regulations of jurisdictions we operate in may change or evolve to become more comprehensive or restrictive as compared to laws, rules and regulations we are currently subject to. In addition, such laws, rules and regulations, including any penalties, may differ or be inconsistent from jurisdiction to jurisdiction. Complying with privacy and data protection related laws, rules and regulations for an increasing number of jurisdictions could require significant resources and costs. Such laws, rules and regulations may also restrict the transfer of data across jurisdictions, require data localization, require us to obtain user consent for the use and collection of their data, to delete or limit the processing of their data, and require us not to sell or engage in marketing data with respect to certain users, among other things, which may impose additional and substantial operational, administrative and compliance burdens on us, and may also restrict our operations and expansions in new markets. The costs to comply with, or our actual or perceived failure to comply with, new or changing laws, rules and regulations regarding privacy and data protection, privacy and data protection laws, rules and regulations in new markets, and/or contractual obligations related to privacy and data protection may adversely affect our business, financial condition and results of operation. Further, as we develop integrated and personalized products and services to enhance our user experience, we have expanded our data profile through additional data types and sources, across multiple channels, and involving new partners. This expansion has amplified the impact of these various laws and regulations on our businesses. As a result, we are required to constantly monitor our data practices and potentially change them when necessary or appropriate.

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

•

differing, complex and potentially adverse customs, import/export laws, tariff and tax rules and regulations or other trade barriers or restrictions which may be applicable to transactions conducted through cross-border e-commerce business, related compliance obligations and consequences of non-compliance, and any new developments in these areas;

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

As the consumer internet business may be relatively new in certain markets, the relevant regulations are evolving and expanding. From time to time, we are subject to formal and informal reviews, inquiries and investigations by governments and regulatory authorities. Unfavorable regulations, laws, decisions or enforcement actions could cause us to incur substantial costs, expose us to unanticipated civil and criminal liability or penalties (including substantial monetary fines), diminish the demand for, or availability of, our products and services, increase our cost of doing business, require us to change our business practices in a manner materially adverse to our business, damage our reputation, impede our growth or monetization strategy, or otherwise have a material adverse effect on our operations.

We have a history of net losses and we may not remain profitable in the future.

We incurred net loss of US$1.7 billion, and net income of US$162.7 million and US$447.8 million in 2022, 2023 and 2024, respectively. Our net losses in 2022 were primarily due to our investments in expanding our businesses, in particular our e-commerce and digital financial services businesses. While our pivot to focus on efficiency and profitability has delivered positive total net income in 2023 and 2024, we may not sustain this profitability given the uncertainty in global markets and future fluctuations in our performance.

Our operating expenses or capital expenditures may increase as we continue to invest in our businesses. Such investments may not generate immediate positive financial returns and may result in increased or higher than expected costs, operating losses or other losses in the short term with no assurance that we will eventually achieve the intended long-term benefits or maintain profitability. These factors, among others set out in this “Item 3. Key Information—D. Risk Factors” section, may negatively affect our ability to sustain profitability in the near term.

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

Our e-commerce revenue is currently concentrated, with our top three markets accounting for over half of our total e-commerce revenue. If we were to experience a material decline in Shopee’s major markets, especially those profitable or near profitable markets, or we are prohibited from operating or subject to restrictions limiting our operations in such markets, it could materially and adversely affect our financial results and the prospects and profitability of our e-commerce business. Our investments and future investments in new markets may not generate sufficient user engagement or revenues to justify continued investment. We may not gain market share in such new markets or turn profitable.

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

In addition, the classification of certain types of contingent workers, such as agency workers, contractors, outsourced workers, dispatched workers, and others who provide services for our logistics, customer service and other operations, is currently being challenged in some of our markets. If, as a result of changes to law or regulation or for any other reason, we are required to reclassify members of our contingent workforce as employees, we may incur significant additional expenses for manpower costs, including expenses associated with the application of wage and hour laws, benefits, social security contributions, taxes, and potential penalties. Any such reclassification may require us to fundamentally change our e-commerce business model with respect to such workforce, decrease our operational efficiency and consequently have a material and adverse effect on our business, financial condition, results of operations and cash flows.

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

Risks Related to Our Digital Financial Services Business

We face regulatory risks relating to our digital financial services business.

The provision of financial services such as mobile wallet services, payment processing, consumer and SME credit products, banking and insurtech services are typically more regulated and subject to a broad range of complex laws and regulations that are rapidly changing. The monetary, commercial, or equivalent authorities in the markets in which we operate could impose new or additional licensing requirements, capital commitments, governance standards, reporting obligations or other regulatory requirements, requiring us to devote substantial operational and financial resources to comply with such requirements.

Regulators in certain of our markets have been reviewing credit offerings to consumers with a view to limiting over-indebtedness and adopting fair dealing practices to guard against predatory lending. In Thailand, for example, the credit limit for loans offered under our “personal loans” license cannot exceed (i) one and a half of the average monthly income of the borrower or the average monthly balance in the borrower’s deposit account, where the borrower’s average income is below THB30,000 (US$874) a month, or (ii) five times of the average monthly income of the borrower or the average monthly balance in the borrower’s deposit account, where the borrower’s average income is over THB30,000 (US$874) a month, on a per financial institution basis, based on calculation of income sources or cash flow of deposit accounts in the past six months or such longer period as may be required by the regulator. In Indonesia, the Financial Services Authority (Otoritas Jasa Keuangan) has capped the maximum interest rate and fees chargeable by a peer-to-peer lending company per day for 2025 to, for consumptive loans (mostly loans taken by individuals): (i) 0.3% for tenures less than or equal to 6 months, and (ii) 0.2% for tenures more than 6 months; and for productive loans (mostly loans taken by businesses): (i) 0.1%-0.275% (depending on loan quantum) for tenures less than or equal to 6 months, and (ii) 0.1% for tenures more than 6 months. There may be further changes to the maximum interest rate and fees from 2026.

Moreover, as our digital financial services business evolves, it is possible that financial services regulators in one or more of our markets would require us to form a local financial conglomerate, including via a local financial holding company. Such requirements could result in (i) increased information reporting requirements; (ii) additional capital requirements on the financial conglomerate or affiliates; and (iii) increased restrictions on liabilities on the financial conglomerate, among other things. While we will work closely with regulators to mitigate and manage any potential impact of such requirements, we cannot be certain that we will be successful in reducing or managing any such negative impact.

We face uncertainties and risks relating to our digital financial services business.

Although there are trends of uptick of digital financial services and products across the globe, there is no guarantee that this will continue or will result in widespread market acceptance of our digital financial services and products across all or any of the markets in which we operate. We may be unable to achieve the required level of market acceptance in order for us to recoup our investment costs or to bear the associated risks involved in providing such services and products. Our ability to achieve or maintain market acceptance for our digital financial services and products are affected by a number of factors, such as the community’s lack of trust in digital financial services and products being provided by a company that is not a traditional financial institution, entrenched preferences in traditional payment or funding methods, insufficient use cases for our digital payment services and lack of infrastructure support locally. Even if there is adequate acceptance of our digital financial services and products, we continue to be subject to the changing needs and demands of users, which may change for a multitude of reasons such as availability of alternative payment methods that are more popular or widely accepted.

While we endeavor to consistently increase demand for our digital financial services and products by broadening and improving our use cases and product offerings, we cannot predict with certainty the reasons for the changes in user demands, and the consequential effects of such changes on our business. In our digital financial services business, the larger the number of users, the greater the potential to generate revenue. In particular, the Shopee ecosystem offers a unique advantage for SeaMoney in terms of user acquisition. SeaMoney invests in acquiring users both on- and off-Shopee. If we experience a decline in growth in our Shopee user numbers or decrease in Shopee user base or user engagement level or if we are unable to effectively develop a sizeable off-Shopee user base, our digital financial service business may be negatively impacted.

In addition, changes in tariffs, trade policies, or other regulations relating to international trade may also harm the growth and financial results of our digital financial services business, which mainly focuses on the export-heavy markets in Southeast Asia and is relatively more sensitive to the uncertain economic environment. The changes, or even the fear of them, could hurt the regional and local economy. If the economy slows down, we may face challenges to grow our digital financial business and manage the quality of our loan book. We may also have to adjust our pricing and business strategy. Should these adverse conditions occur, they may undermine the financial performance and reduce the return on the investments in our digital financial services business. See “Item 3. Risk Factors—Risks Applicable Across Multiple Businesses —Changes in macro-economic, geopolitical or social conditions or government policies, or government actions or restrictions, globally and in our markets could have a material adverse effect on our business and operations.”

Our digital financial services revenue is currently concentrated, with our top three markets accounting for over half of our total digital financial services revenue in 2024. If we were to experience a material decline in SeaMoney’s major markets due to any reason including those described under this section or we are prohibited from operating or subject to restrictions limiting our operations in such markets, it would materially and adversely affect our financial results and the prospects and profitability of our digital financial services business.

We face credit risks.

The success of our credit and banking businesses depends on the effective management of credit risk. Credit risks may be affected by changes in the political, economic or social environment, volatility in the financial markets resulting from bank failures and disruptions to the banking system, market concerns related to the liquidity, solvency or capitalization of banks or other financial institutions, such as the availability and terms of government assistance to financial institutions under financial pressure and limited liquidity in accessing bank deposits, or credit cycles, rising interest rates, changes in user base or consumer behavior, legal or regulatory changes, and other factors.

Our ability to assess creditworthiness may be impaired if the strategies or policies we use to manage our credit risks do not achieve their desired effect. If our assessment of, assumptions used or expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if future actual losses exceed our estimates of expected losses, we may be required to increase our provisions for credit losses and/or be subject to increased liquidity risks, which may adversely impact our results of operations and financial condition. As our loan portfolio grows, the amount of reported non-performing loans may also increase due to factors beyond our control. As such, any unexpected increase in the level of our non-performing loans could have a material adverse effect on our financial condition.

Changes in interest rates may adversely impact us.

The overall profitability of the credit products offered by our digital financial services business is affected by the interest rate environment and risk exposure of different products in each market and the overall market and product mix, among other things. We offer different credit products in different markets and the interest rates we are able to charge on our products vary by market and by product due to market conditions and product designs. As we grow our loan book in different markets across different products, the blended interest rates of our credit products can fluctuate as a result of country and product mix, and as a result of overall interest rate and regulatory environments in our markets. See also “—We face regulatory risks relating to our digital financial services business” relating to regulatory changes that may affect interest rates.

If the interest rates we are able to charge on our credit products decrease due to various reasons, including a change in market or product mix, growth of the target user base or changes in regulatory requirements, among other things, our net interest margins may decrease, which in turn may result in a decrease of profitability of our digital financial services business.

Determining our allowance for credit losses requires many assumptions and complex analyses. If our estimates are not correct, our business may be adversely affected.

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

The process of determining the allowance for credit losses is judgmental and subject to uncertainties. Future changes in economic conditions, consumer behavior or regulatory environment could necessitate adjustments to our allowance for credit losses. If the quality of our total loan portfolio deteriorates beyond expectations, for any reason, or if the future actual losses exceed our estimates of expected losses, we may be required to increase our provisions for credit losses, which may adversely affect our business, result of operations and financial condition.

If our collection efforts on delinquent loans are ineffective or unsuccessful, the performance of our loans would be adversely affected.

Our ability to effectively manage and collect on our loans may affect the financial and operational performance of our credit business. We may fail to quickly identify and reduce our exposure to borrowers that are likely to default on their payment obligations. Our ability to collect on loans is dependent on the consumer’s continuing financial stability, and consequently, collections can be adversely affected by a number of factors, including macro-economy, job loss, divorce, death, illness, or personal bankruptcy. It is possible that a higher percentage of consumers will seek protection under bankruptcy or debtor relief laws due to the possibility of a recession and market volatility. Moreover, upon a borrower’s default, we may need to devote internal resources or engage third-party or in-house collection agencies to collect the receivables, which may not be successful at all. If any collection personnel are involved with any misconduct or there are perceptions that these collection practices are considered to be aggressive or not compliant with relevant laws and regulations, our reputation and business may be harmed or may become subject to fines or other penalties.

We face funding risks.

As we further diversify our credit product offerings and services, including to new markets, and our business scale remains large or further increases, we may increasingly rely on alternative funding methods such as partnering with external funding providers or consider securitization of our credit portfolio. If we are unable to fund our credit business at ideal funding cost, it may affect our credit product or loan offering capabilities, lead to loss of users, borrowers or slower growth, and constrain our working capital.

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

We offer banking services in Singapore, Indonesia and the Philippines. The banking business is heavily regulated and subject to various laws, regulatory requirements and guidelines imposed by the relevant regulators. Such laws, regulations and guidelines may impose rules and/or restrictions on the type of banking products and services we offer, eligibility criteria of our customers, related party transactions, market entry, risk management, corporate governance, regulatory capital requirements, regulatory ratios, and tax and accounting policies, among other things. Our banking business is also subject to various capital adequacy, liquidity and reserve requirements, and needs to hold capital buffers. For example, our Singapore bank, while currently operating at a restricted phase, upon becoming a fully functioning digital full bank, is subject to a minimum paid-up capital requirement of S$1.5 billion (or approximately US$1.1 billion). Our Indonesian bank is also required to fulfil a minimum core capital amount of at least IDR3 trillion (US$186 million). The amount of capital that our banking business is required to hold in order to satisfy these regulatory requirements could increase due to growth of our banking business and actions by banking regulators including any changes in laws, rules and regulations. Any material increases in regulatory reserve, compulsory deposits and/or minimal capital requirements may have a material adverse effect on the financial performance of our banking business.

Laws, regulations and guidelines applicable to banking may change or increase, and we may not be able to adapt to new or revised laws, regulations and guidelines in a timely manner or at all. Changes in regulations in the markets in which we operate may expose us to increased compliance costs and limit our ability to pursue certain business opportunities or offer certain products and services. Local regulators may have the authority to inspect our operations and conduct periodic and/or ad hoc audits of our operations to assess our compliance with the relevant regulatory requirements and guidelines. They may also have the authority to impose fines, sanctions or order remediation.

Moreover, we are a new player in the banking industry, and have limited experience operating banks. As digital banks, we may offer products which are different from existing products offered by traditional banks in the market. There is no guarantee that such product offerings will be accepted by users or generate the expected results. As a new player with new product offerings, we also face risks and costs associated with operations and compliance. Our operating expenses may increase as we seek to continue to grow our banking business and we may not succeed in increasing our revenue sufficiently to offset our expenses. As a result, our banking business has been loss-making and may not become profitable in the near term or at all.

Furthermore, recent disruptions to the banking system and the surrounding speculation and uncertainty related to liquidity, solvency and capitalization of other industry players may negatively impact the industry’s reputation and lead to a level of distrust towards banks, especially in relation to new entrants or smaller scale players like us, which could adversely affect our banking business’ ability to access additional funds and attract more customer deposits.

If we fail to comply with laws, regulations or guidelines, or our strategies to develop and grow our banking business, including products and services, fail to achieve their intended effect, our business, financial condition and results of operations, as well as our reputation, could be materially and adversely affected.

We face risks relating to our insurance business.

We act as underwriters for selective types of insurance products in certain of our markets. We also conduct insurance brokerage and agency businesses in most of our markets to distribute embedded or standalone products on our e-commerce platform. Demand for insurance depends on numerous factors, including general macro-economic conditions, regulatory constraints and competition.

For our insurance underwriting business, negative market conditions may impair our ability to underwrite insurance at rates we consider appropriate and commensurate relative to the risk assumed. Adverse market conditions could result in a decline in policies sold, an increase in the frequency of claims and premium defaults, and an uptick in the frequency of falsification of claims. Accordingly, we may experience periods with excess underwriting capacity and unfavorable premium rates, and if we cannot underwrite insurance at appropriate rates, our ability to transact business will be materially and adversely affected.

We must accurately and timely evaluate and pay claims that are made under the policies we underwrite. Many factors affect our ability to pay claims accurately and timely, including the efficacy of claims processing, and our ability to develop or select and implement appropriate procedures and systems to support our claims functions. Any failure to pay claims accurately or timely could also lead to regulatory and administrative actions or litigation, or result in damage to our reputation, which could materially and adversely affect our business, financial condition, results of operations, and prospects. If we experience higher than expected claims, our liquidity may be constrained and our financial condition and results of operations may be adversely affected.

For our insurance brokerage and insurance agency businesses, we derive revenues primarily from fees paid by the insurer partners. Fee rates can change based on the prevailing economic, regulatory, taxation and competitive factors as well as consumer demand and the growing availability of alternative methods for clients to meet their risk-protection needs. Sales of insurance products embedded with Shopee listings, for example, electronic gadget insurance or product liability insurance, are also affected by the transaction volume of the relevant underlying products on Shopee. We have little or no control over these factors and fluctuations in fee or premium rates, and our revenues and profitability are subject to change to the extent that fee rates fluctuate or trend in a particular direction.

We face risks relating to our mobile wallet business.

Our own mobile wallet business is subject to other risks including: (i) changes to rules or practices applicable to payment systems that link to our mobile wallet, (ii) increasing operating costs, including fees charged by banks to process transactions through our mobile wallet and fees charged by payment card schemes to link to our mobile wallet, and higher costs from obligations to implement enhanced authentication processes, security or anti-fraud and (iii) failure to manage user funds accurately or loss of user funds, whether due to employee fraud, security breaches, technical errors or otherwise. In addition, any breach, compromise, or failure to otherwise detect or prevent fraudulent activity involving our data security systems could result in us being subject to significant fines and higher transaction fees, and loss of our ability to accept credit, debit or prepaid card payments from our customers, process electronic funds transfers, or facilitate other types of online payments.

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

We may incur losses from claims of users who did not authorize a purchase due to buyer fraud and from erroneous transmissions. Third parties may attempt to abuse access to and misuse our platforms to commit fraud by, among other things, creating fictitious accounts using stolen or synthetic identities or personal information, making transactions with stolen financial instruments, abusing or misusing our services for financial gain or fraudulently inducing users of our platforms into engaging in fraudulent transactions. Due to the digital nature of our services and products, third parties may perform abusive schemes or cyber or fraud attacks that are often difficult to detect and may reach a scale that would otherwise not be possible in physical transactions.

Risks Related to Our Digital Entertainment Business

We derive a significant portion of digital entertainment revenue and gross profit from a limited number of online games.

Our digital entertainment business substantially depends on a small number of popular games, including our self-developed game, Free Fire, for revenue and profit. In 2024, Free Fire contributed a significant majority of our digital entertainment revenue and profits. If we are unable to identify, source, develop and launch new games titles that gain widespread popularity and generate significant revenue, our revenue and revenue growth may continue to depend on the success of just a few game titles. Our digital entertainment revenue decreased by 12.0% from US$2.2 billion in 2023 to US$1.9 billion in 2024. A significant amount of the digital entertainment revenue we report may consist of deferred revenue, which may not correspond to bookings for the same period. See “—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—Our results of operations are subject to fluctuations.” Any negative developments or occurrences to any of our key revenue-earning games including Free Fire, such as decline in popularity, content quality issues, competing products, content restrictions, government actions, regulatory or legal changes that affect our ability to monetize our games, reductions in consumer spending and engagement levels, delay or failure in producing new engaging content, or real or perceived security risks or data breaches could lead to material decline or slower growth. We may also select and invest significant financial and human resources in games that later prove unsuccessful. There may also be unforeseen delays in the launch of new games. If we are unable to source or launch new popular games in a timely manner, our game players may seek entertainment elsewhere. As the gross margin of self-developed game content tends to be higher than that of content licensed from third parties, any fluctuations in the mix of our revenue generated from self-developed game content and licensed game content may also affect our profitability.

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

Free Fire is currently available in more than 160 markets. Any self-developed games we may develop in the future may also be offered in multiple jurisdictions. Future growth of our digital entertainment business, including through our self-developed games, may subject us to additional regulatory and compliance requirements and other new risks. We may have to adopt differing methods and processes to adhere to each jurisdiction’s laws and regulations, which could result in undue delays in launching such self-developed games or increased costs.

We rely on third-party game developers for some of our digital entertainment content and also allow our users to contribute and interact with user generated content.

We license many of our online games from third-party game developers. The term of our game license agreements with game developers typically ranges from three to nine years, renewable unless either party elects not to renew. However, we may not be able to develop or procure new games or renew existing licenses on terms acceptable to us. Our game developer partners may terminate our agreements prior to their expiration if we are not in compliance with the relevant terms or conditions and we fail to remedy such non-compliance in time, or they may refuse to renew the agreements. Any failure on our part to effectively localize, operate, market or monetize their games, safeguard their intellectual properties, or otherwise perform our obligations under the license agreements may cause substantial harm to our relationships with game developers, who may then choose other game operators to distribute their games.

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

Our games are subject to reviews, ratings, age restrictions or other restrictions for example on processing of data of minors or on content, advertisement or distribution mandated by laws in some of our markets or ratings by third-party application distribution channels. For example, in Vietnam, online game publishers are required to obtain certain licenses, permit, certificate and/or acknowledgement of announcement from the competent authority, depending on the classification of each game to be provided to the market. In Thailand, applications to publish online games need to be reviewed and approved by the Thailand Film and Video Censorship Committee. Apple uses its own proprietary app rating system and Google Play uses the International Age Rating Coalition (IARC) rating system. If we are unable to obtain the ratings we have targeted for our games, it could delay the launch or upgrade of our games.

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

Malicious actors may compromise the quality of our user experience.

Many of our games, including those which are on a freemium or free-to-play model, use virtual economies, comprising virtual assets that may be acquired over time by users. These virtual economies allow the acquisition of in-game items through skill or through luck. The availability and possession of in-game items may lead malicious actors to attempt to profit through abuse, fraud, or exploitation of in-game systems. Other actors may create software tools that allow users to circumvent controls in the game on gameplay, for the purpose of acquiring in-game assets or improving user performance in competitions that have rewards of perceived value. Software exploits, hacks, automated toolkits, and other practices risk compromising user enjoyment of our games. Steps taken to prevent and remedy abuse and protect against malicious actors are costly, time-consuming, and may involve disputes with customers over whether conduct violated our terms-of-service. Legal disputes may arise over the dispossession of in-game items and virtual assets, or restricting or banning access to our games by users who have been determined to be violating the terms of use by engaging in malicious conduct involving hacks, forbidden off-platform transactions, software exploits, or account brokerage or sale. Similarly, steps taken to prevent and remedy abuse may be deemed insufficient by our user community and lead to deterioration of our user base.

Steps taken to deter malicious actors from taking these steps may also compromise our reputation or perception by our user base. We state in our terms of service that unauthorized purchases to obtain the use of in-game items may result in the user having such items removed, user accounts being banned, and potential other legal action. However, there is no guarantee that our efforts to control fraudulent transactions will be successful, or that our user community will see these actions as necessary and helpful to foster a healthy gaming environment.

Our live events may introduce risks around public safety and harm our reputation.

We arrange, conduct, and host public events, for example, as part of our esports competitions. Where these events are attended by large numbers of people, there are inherent risks to public safety and our reputation. These can include risks of fire, natural disaster, defects in facilities, pathology or contagion from food, water, or sanitary concerns, public unrest from riots or protest, the behavior of third parties beyond our control and other safety issues which may lead to negative publicity, property damage, personal injury, or death to attendees and participants, which may adversely affect our business and harm our reputation.

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

We face manpower-related risks.

We have a significant employee base across various markets. In addition, we rely on third parties and contingent workers, such as agency workers, contractors, dispatched workers, outsourced workers and others, to operate and/or provide services for our logistics, customer services and certain other operations. We may require additional manpower during promotional activities and holiday seasons. Our inability to effectively meet our manpower needs can hinder our ability to execute our business strategy, negatively impact cost and service levels, and adversely affect our business and results of operations.

Further, our workforce may attempt, successfully or unsuccessfully, to dispute the applicable labor classification or form one or more unions or enter into collective bargaining agreements against us or their respective employers. Work stoppages or strikes could occur within a unionized workforce. We may be required to participate in or facilitate such unionization or collective bargaining efforts within certain jurisdictions. These disputes or union related efforts could increase our costs, decrease our operational flexibility, and impact how we are able to staff our operations and supplement our workforce. See “—We face risks related to logistics and fulfillment.”

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2024. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report on management’s assessment on the effectiveness of internal control over financial reporting. However, if we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, and investor confidence in us and the market price of our ADSs may decline. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions.

We may be subject to risks related to litigation and regulatory proceedings.

Our businesses and our directors and officers may be, and in some instances are or have been, subject to claims, lawsuits (including class actions and individual lawsuits), regulatory and government investigations, and other proceedings relating to alleged infringement or violation of third-party intellectual property rights, consumer protection, privacy and data protection, content restrictions, labor and employment (including workforce classification), import and export practices, antitrust or competition, securities, tax, marketing and communications practices, contracts, commercial disputes, consumer complaints, products and services offered by us and third parties (including AI-related products and services) and various other matters. The number and significance of our legal disputes and inquiries have increased as we have grown larger, as our business has expanded in scope and geographic reach, and as our services have increased in complexity.

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

The laws and regulations in some of the markets in which we operate place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. To comply with the relevant laws and regulations, we and certain of our wholly-owned subsidiaries in the Cayman Islands and Singapore have entered into a series of contractual arrangements with certain local entities, or VIEs, and their shareholders who are local citizens, which enable us to (i) exercise effective control over such VIEs, (ii) receive substantially all of the economic benefits and absorb the losses of such VIEs, and (iii) have an exclusive call option to purchase all or part of the equity interests in and/or assets of such VIEs when and to the extent permitted under the relevant laws. Because of these contractual arrangements, we have control over and are the primary beneficiary of such VIEs and hence consolidate their financial results under U.S. GAAP. For the year ended December 31, 2024, revenue from all our VIEs (which excludes entities for which we have majority direct equity ownership) accounted for less than 3% of our total revenue. None of our VIEs is individually a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Our VIEs, Their Shareholders and Us.”

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

There have been and remain tensions surrounding the Taiwan Strait. Such tensions may affect the economic and social activities in Taiwan, which may in turn affect our businesses and operations in Taiwan. There have historically been imposed prohibitions and restrictions on investments, directly and indirectly, by PRC investors in Taiwan. “PRC investors” refer to PRC individuals, juristic persons, organizations and other institutions, and PRC invested companies from other jurisdictions. “PRC invested companies from other jurisdictions” refer to those entities incorporated outside of the PRC and invested by PRC individuals, juristic persons, organizations and other institutions that: (i) directly or indirectly hold more than 30% of the shares or capital of such entities (each intermediate holding company shall be separately assessed based on this 30% test to determine whether it is deemed a PRC invested company from other jurisdictions), or (ii) have the ability to control such entities. Under the current policies on PRC investments in Taiwan, PRC investors are allowed to invest, upon prior approval, in Taiwan companies that operate business in the statutory business categories listed as permitted in the Positive Listings promulgated by the Taiwan authorities, and are prohibited or restricted from investing in all other businesses. In addition, if a PRC investor is a juristic person, organization, or other institution invested by (a) the “political party,” military, administrative or political agency of PRC, or (b) PRC invested companies from other jurisdictions (defined in “Item 4. Information on the Company—B. Business Overview—Regulation—Taiwan—Regulations on Foreign Investment”) invested by the agency listed in item (a) above, the Taiwan authorities may restrict or prohibit such PRC investor from investing in businesses in Taiwan.

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

We do not believe, based on advice from our Taiwan counsel, LCS & Partners, that we are a PRC investor under existing Taiwan law and court judgments. Therefore, we do not believe that we are prohibited from operating businesses that have statutory business categories not listed as permitted in the Positive Listings or that we need to seek prior PRC investment approval for operating businesses that have statutory business categories listed as permitted in the Positive Listings. We currently operate our e-commerce and digital entertainment businesses in Taiwan through our wholly-owned branch offices in Taiwan. Both of such entities were acquired or established upon approval by the relevant Taiwan government authorities. However, should the Taiwan authorities deem us to be a PRC investor, the Taiwan authorities may take a range of actions, including:

•	imposing fines between NT$120,000 (US$3,660) to NT$25,000,000 (US$762,428) and further fines if the non-compliance is not rectified as ordered;

•	ordering us to reduce any direct or indirect ownership or control by PRC investors in our company;

•	requesting us to divest some or all of our ownership or control in our operating entities in Taiwan;

•	suspending the rights of shareholders of our Taiwan operating entities; and

•	discontinuing the operations and revoking the business licenses of our Taiwan operating entities.

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

Many of the markets in which we operate have not developed a fully integrated legal system, and laws and regulations may not cover all aspects of economic activities in such markets with a high degree of certainty or predictability. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties for various reasons, and the application of some of these laws and regulations to our businesses is not settled. Since local administrative and court authorities may have significant discretion in interpreting and implementing statutory provisions, legal principles and contractual terms, it may be difficult to evaluate or predict the outcome of administrative and court proceedings or the level of legal protection we have in many markets in which we operate. For example, most of our consumer-facing contracts are signed electronically or online, and local courts may not support the enforceability of some of such contracts due to various reasons, including the way such contracts are signed, or perfection of securities imposed on loans in our consumer credit business. In addition, local courts may have broad discretion to reject enforcement of foreign court decisions or arbitration awards. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or claims. In addition, the legal and regulatory uncertainties in such markets may be exploited by other parties through unmerited or frivolous legal actions, claims concerning the conduct of third parties, or threats in attempt to extract payments or benefits from us.

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

It is possible that laws and regulations may be adopted or construed to apply to us that could restrict or otherwise impact our industries. Scrutiny and regulation of the industries in which we operate may further increase, and we may be required to devote additional legal and other resources to addressing such regulation. For example, existing laws or new laws regarding the regulation of currency, money laundering, banking institutions, unclaimed property, e-commerce, consumer and data protection and intermediary payments may be interpreted to cover goods, services and products offered in our businesses. Changes in current laws or regulations or the imposition of new laws and regulations regarding our industries may slow the growth of our industries and adversely affect our financial condition and results of operations.

If we are unable to comply with changing laws, regulations or guidelines, or our strategies to develop and grow our businesses fail to achieve their intended effect, our business, financial condition and results of operations, as well as our reputation, could be materially and adversely affected.

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

•

dilution of the ownership interests of our ADS holders due to conversions of our 2025 and 2026 convertible notes, which we may choose to settle by issuing ADSs, or from the unwinding of capped call transactions in connection with our 2025 convertible notes;

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

Shareholders of public companies have often brought securities class action suits against those companies following periods of volatility or decline in the market price of their securities. Sea Limited has been a defendant in multiple putative securities class actions. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal and Administrative Proceedings.” Involvement in a securities class action lawsuit could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not meritorious, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully established against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

Substantial future sales or perceived potential sales or issuances of our ADSs, Class A ordinary shares or other equity securities could cause the price of our ADSs to decline significantly. As of March 31, 2025, the aggregate principal amount outstanding of our 2025 and 2026 convertible notes was approximately US$1.15 billion and US$1.33 billion, respectively. The holders of our 2025 and 2026 convertible notes may convert their convertible notes in accordance with the instruments governing such convertible notes at the initial conversion rate of 11.0549 ADSs and 2.0964 ADSs per US$1,000 principal amount, respectively. To the extent our convertible notes are convertible in a given period and converted and we issue ADSs to settle our obligations, the ownership interest of our ADS holders will be further diluted.

Our founder has control over key decision making as a result of his control of a majority of the voting power of our outstanding share capital and has substantial influence over our company.

We have adopted a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares since our IPO. On February 14, 2022, our shareholders approved the amendment and restatement of our memorandum and articles of association at our annual general meeting. Upon the effectiveness of such amendment, the voting power of our Class B ordinary shares increased from three votes per share to 15 votes per share on all matters subject to vote at general meetings of our company and Forrest Xiaodong Li, our founder, Chairman and Chief Executive Officer, is the sole beneficial owner of all our Class B ordinary shares. The voting power of our Class A ordinary shares of one vote per share remains unchanged. Due to the different voting powers associated with our two classes of ordinary shares, as of March 31, 2025, our founder beneficially owns an aggregate of approximately 59.1% of the total voting power of our outstanding ordinary shares. As a result, our founder has substantial influence over our business, including significant corporate actions including mergers, consolidations, and election of directors. As a board member and officer, Mr. Li owes a fiduciary duty to our company and must act in good faith in a manner he reasonably believes to be in the best interests of our company. As a shareholder, even a controlling shareholder, Mr. Li is entitled to vote his shares in his own interests, which may not always be in the interests of our shareholders generally. Certain actions may be taken even if they are opposed by our other shareholders. This concentrated control could discourage, delay or prevent a change of control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. It could also discourage a potential investor from acquiring our ADSs represented by our Class A ordinary shares, which has less voting power compared with our Class B ordinary shares, and may harm the trading price of our ADSs. In the event of his death, the Class B ordinary shares beneficially owned by Mr. Li will be automatically converted into an equal number of Class A ordinary shares.

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

We adopted our 2009 Share Incentive Plan, last amended and restated in April 2022, or the 2009 Plan, for the purpose of granting share-based compensation awards to officers, employees, directors and other eligible persons to incentivize their performance and align their interests with ours. In April 2022, our board of directors approved the amendment and restatement of the 2009 Plan to increase the maximum aggregate number of shares available under the 2009 Plan, pursuant to which on January 1 of each of 2023, 2024, 2025 and 2026, the maximum aggregate number of ordinary shares which may be issued under the 2009 Plan will increase by 3% of the total number of ordinary shares of all classes of the company outstanding on that day immediately before the increase. The current maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2009 Plan is 228,561,966. We are authorized to grant options, share appreciation rights, share awards of restricted shares and non-restricted shares, restricted share units and other types of awards the administrator of the 2009 Plan decides.

We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. As of March 31, 2025, outstanding awards granted under the 2009 Plan consisted of (i) options to purchase 41,783,266 Class A ordinary shares, (ii) 12,737,386 restricted Class A ordinary share units, and (iii) 191,484 share appreciation rights. As a result of our grants of awards under the 2009 Plan, we incurred share-based compensation expense of US$705.9 million, US$685.0 million and US$715.8 million in 2022, 2023 and 2024, respectively. For more information on our share incentive plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We will incur additional share-based compensation expenses in the future as we continue to grant share-based incentives. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may remain significant or increase, which may have an adverse effect on our results of operations.

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

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our memorandum and articles of association contain a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares, all of which are held by Forrest Xiaodong Li, our founder, Chairman and Chief Executive Officer. As of March 31, 2025, our founder beneficially owned an aggregate of approximately 59.1% of the total voting power of our outstanding ordinary shares. In addition, in September 2022, Tencent granted an irrevocable voting proxy with respect to all its Class A ordinary shares to our board of directors to vote on matters that are subject to the vote of shareholders of Sea. Such proxy gives our board of directors (duly constituted from time to time) approximately 8.5% of voting power. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and our ADSs may be materially and adversely affected.

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

Based on our income and assets, and the value of the ADSs, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2024, and do not anticipate becoming a PFIC for the current taxable year or for the foreseeable future. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

•

SeaMoney is a leading digital financial services provider in Southeast Asia with a growing presence in Brazil. SeaMoney currently offers consumer and SME credit, mobile wallet, payment processing, banking, and insurtech services.

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

We have achieved significant scale and growth in the past years. Our total revenue increased from US$12.4 billion in 2022 to US$16.8 billion in 2024, a CAGR of 16.2%. We had gross profit of US$5.2 billion, US$5.8 billion and US$7.2 billion in 2022, 2023 and 2024, respectively. We incurred net loss of US$1.7 billion, and net income of US$162.7 million and US$447.8 million in 2022, 2023 and 2024, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Reporting” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Description of Certain Statement of Operations Items—Revenue” for a breakdown of our total revenues by category of activity and geographic market for each of the last three financial years.

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

Shopee’s marketplace model allows it to scale rapidly. In addition, we introduce many social and gamification elements into Shopee which we believe enables us to increase organic user acquisition, user retention and user time spent on our platform. Our GMV for the year ended December 31, 2024 was US$100.5 billion and gross orders totaled 10.9 billion.

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

SeaMoney Digital Financial Services Business

SeaMoney, our digital financial services business, is a leading digital financial services provider in Southeast Asia with a growing presence in Brazil. SeaMoney currently offers consumer and SME credit, mobile wallet, payment processing, banking, and insurtech services.

SeaMoney’s credit business primarily consists of consumer and SME loans provided predominantly to both Shopee buyers and sellers. On the buyer side, we offer consumption loans (SPayLater) which gives users the ability to complete their purchase first and make the payment later or in instalments, and cash loans which allows users to meet their short-term borrowing needs. The tenure of such loans is short, generally in the range of 3 to 12 months. On the seller side, we offer unsecured SME loans to help sellers expand their operations and fast escrow services to help sellers receive their funds faster and improve cash flow management. As of December 31, 2024, based on our total loan balance outstanding and number of loans outstanding, our average loan size was approximately US$18.

We have integrated the mobile wallet services of SeaMoney with our Shopee platform across different markets, to promote efficient growth of SeaMoney and to reduce payment friction for Shopee users. Moreover, we have use cases of our mobile wallet services outside of Sea’s platforms, including other online and offline merchants, along with a variety of third-party use cases. Third-party merchants currently include telecommunications companies, online and offline entertainment service providers such as game operators or app stores, movie theaters, concert/event venues, utility service providers, technology companies, food delivery service providers, credit card issuers, banks, fund managers and fund distributors, insurance companies, and car leasing companies. As we increase the number and type of merchants on the SeaMoney platform, we are able to offer mobile payment solutions for a wider range of products and services to meet the daily needs of our users and attract more users to the platform.

Moreover, SeaMoney offers other digital financial services to its users through technology, such as payment processing in Southeast Asia and Brazil, banking services in Singapore, Indonesia and the Philippines.

We also offer insurance products through our SeaInsure business. SeaInsure acts as an underwriter for selective types of life and non-life insurance products in certain of our markets. We also act as the insurance agent and conduct insurance brokerage business in certain of our markets to distribute embedded or standalone products on our e-commerce platform.

Monetization

We mainly monetize our digital financial services business by earning interest and fees from our credit and banking businesses, earning fees from our mobile wallet, payment processing services and our insurance business.

Marketing

Marketing of our SeaMoney products and services have been done through online and offline advertisements and in-app advertisements through our apps and platforms.

Regulation

The financial services industry is heavily regulated and we are required to obtain and maintain certain licenses in the jurisdictions in which we provide financial services. As of the date of this annual report, we have, directly or through partnerships, obtained licenses and governmental approvals necessary to provide payment services in Indonesia, Vietnam, Thailand, the Philippines, Malaysia, Singapore and Brazil and to provide credit services in Indonesia, Thailand, the Philippines, Malaysia and Brazil. We have also obtained licenses and governmental approvals necessary to offer general and life insurance products in Indonesia and the Philippines, and to operate as a broker in Thailand and the Philippines. See “Item 4. Information on the Company—B. Business Overview—Regulation.” As we expand our digital financial services business to additional markets, we may need to obtain additional licenses and permits in order to comply with local laws. See “—Regulation”, “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—We are subject to extensive and changing laws and government regulations across our business,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Digital Financial Services Business—We face regulatory risks relating to our digital financial services business.”

We have bank licenses in Singapore, Indonesia and the Philippines. For further details, see “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Related to Our Digital Financial Services Business—Our banking business may subject us to additional material business, operational, financial, legal and compliance requirements and risks.”

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

Mobile games have gained popularity in our markets. In December 2017, we launched the first game that we developed entirely in-house, Free Fire, a mobile game of the battle royale genre. Free Fire has enabled us to grow globally beyond Southeast Asia and Taiwan where we initially launched our game business. It is currently available on the Google Play and iOS App Stores in more than 160 markets. We plan to continue to expand our game development capabilities and publishing business.

Game Players

We have a large and active user base for our online game business.

The table below sets forth certain of our operating metrics for the periods indicated.

	For the Three Months Ended
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Bookings (US$ in millions)(1)	512.1	536.8	556.5	543.2
Game QAUs (in millions)	594.7	648.0	628.5	618.0
Game QPUs (in millions)	48.9	52.5	50.2	50.4

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

Esports and Community Building

Garena organizes esports events annually and operates one of the largest mobile-game professional leagues in Asia, Latin America, and North Africa. We organize esports competitions that range in size from relatively small-scale local tournaments to widely publicized and promoted global esports events.

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

Competition

Each of the e-commerce, digital financial services and online games industries in our markets is highly fragmented. We face competition in each of our lines of business in each market where we operate. Some of our competitors may have greater access to capital markets, more financial and other resources, and a longer operating history than we do. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—We face competition in our businesses.”

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

Digital Financial Services

SeaMoney competes with existing online and offline consumer and SME financial products and services, as well as banks and other larger financial institutions. SeaMoney competes with these companies primarily on network size, transaction processing speed, convenience, accessibility, variety, reliability, and price. We believe that strengths across the e-commerce and digital entertainment businesses position us very well to grow our digital financial services businesses and SeaMoney has a significant competitive advantage with the strong demand in our markets for seamless and convenient forms of mobile financial services as well as the continued development of the digital economy in our markets.

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

Regulation

This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations, namely Indonesia, Taiwan, Vietnam, Thailand, Singapore Malaysia and Brazil. The primary laws and regulations to which we are subject relate to foreign investment, dividend distributions, foreign exchange controls, e-commerce, mobile wallet, payment processing, game operating, data protection, anti-money laundering and terrorism financing and employment and labor.

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

Regulations on the Use of Indonesian Rupiah

The government of Indonesia has enacted Law No. 4 of 2023 on the Development and Strengthening of the Financial Sector, which amends Law No. 7 of 2011 on Currency (the “Indonesia Currency Law”). Notwithstanding this, Bank Indonesia Regulation No. 17/3/PBI/2015 on the Mandatory Use of Indonesian Rupiah within the Territory of the Republic of Indonesia (the “Indonesia Currency Law Implementation Regulations”) and Bank Indonesia Circular Letter No. 17/11/DKSP, the implementing guideline to the Indonesia Currency Law Implementation Regulations, remain applicable. Such rules require the use of Indonesian rupiah for all transactions conducted within Indonesia, including transactions for payment, settlement of obligations and other financial transactions, except for certain exemptions provided under the Indonesia Currency Law Implementation Regulations. Failure to comply with any provisions under the Indonesia Currency Law Implementation Regulations may lead to administrative, criminal or monetary sanctions.

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

According to the Bank Indonesia Regulation No. 6 of 2024 on Money Market and Foreign Exchange Market, and Bank Indonesia Board of Governors Regulation No. 11 of 2024 on Transactions in the Foreign Exchange Market (collectively, the “Indonesia Foreign Exchange Regulations”), a party wishing to convert Indonesian rupiah to foreign currency is required to submit certain supporting documents to the bank handling the foreign exchange conversion, and to confirm that the underlying transaction documents are valid and that the foreign currency will only be used to settle the relevant payment obligations within the timeline specified under the underlying transaction, among other things.

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

Regulations on E-commerce

General Regulation on E-Commerce

The Indonesian government enacted Government Regulation No. 80 of 2019 on Commerce through Electronic Systems (the “E-commerce Regulation”). This regulation governs the restrictions and requirements for local e-commerce sellers as well as foreign e-commerce sellers if they actively provide their services to Indonesian consumers, and e-commerce platform providers and intermediary service providers. This regulation also regulates, among others, e-contracts, online advertisements and personal data protection in the e-commerce sector.

The Indonesian Ministry of Trade has also published Regulation No. 31 of 2023 on the Provisions of Business Licensing, Advertising, Development, and Supervision of Businesses Actors in Trading through Electronic Systems (“Regulation 31”). Regulation 31 (a) introduced new restrictions on interconnection between electronic systems used for e-commerce and those not used for e-commerce, (b) required platform providers to provide equal business opportunities to all merchants and maintain the prices of goods and/or services and ensure they are free from price manipulations, and to supervise, prevent and mitigate any unfair business practices through the establishment of adequate standard operating procedures, and (c) required platform providers that engage in cross-border marketplace activities to apply minimum prices for merchants that sell imported finished goods within their system.

Any failure to comply with these prohibitions may result in the imposition of administrative sanctions and/or other forms of sanctions, as set out under relevant laws and regulations, including written reprimands and the revocation of business permits.

Governance of Electronic Information and/or Documents

General obligation of the government to prevent the dissemination of prohibited content is explicitly provided under Law No. 11 of 2008 on Electronic Information and Transaction, last amended by Law No. 1 of 2024 (the “Electronic Information and Transaction Law”). The Indonesian Ministry of Communication and Digital Affairs (the “MCD”, previously known as the “Ministry of Communication and Informatics” or “MCI”) has also enacted MCI Regulation No. 5 of 2020 on Private Electronic Systems, as amended (the “Private Electronic Systems Regulation”). Under the Private Electronic Systems Regulation, all digital platforms that fall within the private electronic system provider category are required to ensure that their platforms do not contain or facilitate the dissemination of prohibited content and take down any prohibited content identified in a written notice from MCD within 24 hours, failing which could result in actions by MCD to block the public’s access to the platform, among other things. If the content may disturb public order, the takedown request will be considered as urgent and must be concluded within four hours upon receiving notice from MCD. Furthermore, the Private Electronic Systems Regulation requires private electronic system operators to register their platform with MCD. We have completed the registration for our relevant platforms in Indonesia.

Limitations and Liabilities of Platform Operators and E-commerce Merchants

The E-commerce Regulation includes certain limitations of liability for e-commerce platform providers. E-commerce platform providers and intermediary service providers are discharged from liability for any illegal third-party content found on their platforms if the relevant provider has acted expeditiously to remove or disable access to such content after being aware of its existence. An intermediary service provider will also be discharged from liability for illegal content if acting as a mere conduit, caching, hosting or search engine provider. The Private Electronic Systems Regulation also addresses the steps to be taken by user-generated-content platforms (“UGC platforms”), to be discharged from liabilities arising from prohibited content uploaded by their users, including the establishment of relevant policies and a reporting feature, and compliance with the mandatory take down timeline.

If we fail to employ the abovementioned measures or to act in a timely or effective manner in response to user reports relating to listings or sales of prohibited content, our services may be subject to sanctions in the form of, amongst others, a temporary or permanent block.

Regulations on Personal Data Protection and Information Security

Law No. 27 of 2022 on Personal Data Protection (“PDP Law”) provides a framework for personal data protection in Indonesia. To the extent provisions in existing and separate regulations relating to privacy and/or personal data protection in Indonesia such as MCI Regulation No. 20 of 2016 on Personal Data Protection in Electronic Systems and Government Regulation No. 71 of 2019 on the Provision of Electronic System and Transactions (collectively, “General Data Protection Regulations”) do not conflict with the PDP Law, the non-conflicting provisions in these General Data Protection Regulations remain valid. These General Data Protection Regulations set out the rules governing the protection of personal data that are stored in electronic form while PDP Law governs protection of personal data that are stored in electronic and non-electronic forms. The PDP Law requires any action taken in relation to the processing of personal data by either Personal Data Controllers and Personal Data Processors (as defined in the regulation), including acquisition and collection, processing and analysis, storage, correction and updates, display, announcement, transfer, dissemination, disclosure, and deletion or destruction, to be subject to provisions of the PDP Law, such as requiring prior consent of the owner of such personal data. The PDP Law also imposes obligations on the Personal Data Controllers and Personal Data Processors, including those related to adopting internal data protection and security policies, performing impact assessments for high-risk personal data processing, keeping records of the processing, appointment of a data protection officer, overseas transfer of personal data, and data breach notification to data subjects and the authority.

Failure to comply with the PDP Law may result in sanctions in the form of warnings or written reprimands, temporary suspensions of personal data processing activities, forced deletion or destruction of personal data, and administrative fines of up to 2% of annual revenue. If corporations fail to comply with PDP Law, they may be subject to criminal fines as well as license revocation and liquidation.

Regulations on Consumer Protection

Consumer protection in Indonesia is regulated under Law No. 8 of 1999 on Consumer Protection (the “Consumer Protection Law”), among others. The law details activities and circumstances that are prohibited such as disclosing incorrect and unclear information regarding the services rendered or promoting false advertising. Violations of the Consumer Protection Law may result in an administrative and/or criminal sanction such as monetary compensation or an imprisonment sanction. Other regulations, such as the E-commerce Regulation, specify return and cancellation rights e-commerce platform operators are obligated to give consumers.

The Financial Services Authority (Otoritas Jasa Keuangan / “OJK”) has also issued OJK Regulation No. 22 of 2023 on Consumer and General Public Protection in the Financial Services Sector (“OJK Regulation 22”) to prohibit financial services entities from carrying out actions which violate regulatory provisions or societal norms which cause physical and/or psychological disturbances towards potential and/or existing consumers. OJK Regulation 22 also requires financial service institutions to implement consumer protection policies and procedures, have a consumer protection unit or function, and report the implementation of consumer protection to the OJK. Violations of this regulation may result in administrative sanctions, ranging from written warnings to revocation of license.

Regulations on Payment Service Providers

Bank Indonesia has enacted Bank Indonesia Regulation No. 23/6/PBI/2021 on Payment Service Providers (the “Payment Service Providers Regulation”), which regulates the requirements and restrictions for all payment service providers in Indonesia (“PSPs”) and divides the PSP licenses into three categories: i.e., Category 1, Category 2, and Category 3. PSP licenses are classified based on the specific activities provided by a PSP. For example, a Category 1 license is required for PSPs that conduct the following activities: (i) administration of fund sources; (ii) provision of information on fund sources; (iii) payment initiation and/or acquiring services; and (iv) remittance services. Category 2 license is required for PSPs that conduct the activities under items (ii) and (iii) only, and Category 3 license is required for PSPs that provide remittance services and/or other activities determined by Bank Indonesia. We, through our local partnership, hold a Category 1 PSP license which entitles us to provide open loop electronic money/e-wallet services and certain fund transfer services.

Under the Payment Service Providers Regulation, electronic money or e-money is defined as a payment instrument (i) issued on the basis of the source of funds being denominated in Indonesian rupiah that is deposited in advance to the e-money issuer, (ii) where the source of funds denominated in Indonesian rupiah is stored electronically in a server or a chip for purposes of transferring funds, and (iii) where the value of the e-money managed by the issuer is not considered as savings under the banking regulations. The Payment Service Providers Regulation also recognizes two types of e-money systems: (i) closed loop systems, where the e-money can only be used as a payment instrument for goods and/or services provided by the e-money issuer, and (ii) open loop systems, where the e-money can be used as a payment instrument for goods and/or services provided by third party providers. An e-money provider may offer features such as user registration, top-up, payment transaction for purchases and bills payment, while funds transfer and cash withdrawal and any additional features (upon approval from Bank Indonesia) are only available for open loop e-money for registered users and licensed e-money providers. The regulation imposes limits to the amount of e-money unregistered users and registered users can deposit and transact. The maximum amount of e-money transactions in one month is IDR20 million (US$1,238) for unregistered e-money users, and IDR40 million (US$2,476) for registered e-money users.

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

Regulations on Payment Systems

More broadly, Bank Indonesia has issued Regulation No. 22/23/PBI/2020 of 2020 on Payment Systems (the “Payment Systems Regulation”) which is intended to be an “umbrella” regulation that provides a regulatory framework for the Indonesian payment systems industry, capturing PSPs and payment infrastructure providers (“PIP”).

PSPs include most institutions providing front-end services to end-consumers such as e-money issuers, acquirers, payment gateway services providers, and fund transfer/remittance services providers. PIPs are generally institutions which facilitate clearing and settlements or back-end services, between PSPs or between other PIPs.

PSPs and PIPs are classified based on transaction size, interconnectivity, complexity, and whether they are replaceable. We, through our local partnership, are classified as a PSP.

The Payment Systems Regulation stipulates that for PSPs, foreign investors are permitted to hold up to 85% economic interests and Bank Indonesia does not take into account economic interests in determining control, and foreign investors are permitted to hold up to 49% shares with voting rights. A shareholder in a PSP will be deemed to have control if it holds at least 51% voting rights in the PSP, have a right to appoint members of management in the PSP, or holds a veto right in the PSP’s general meeting of shareholders. Such control can only be held by domestic parties.

The Payment Systems Regulation expressly prohibits PSPs from: (i) accepting cryptocurrency in a payment transaction processing, (ii) processing payment transactions with virtual currency as the source of funds, and/or (iii) linking virtual currency with payment transactions processing.

Regulations on Online Lending / Financing

Online lending/financing in Indonesia is regulated under two categories, namely off-balance sheet and on-balance sheet. Whilst online on-balance sheet lending businesses are subject to the financing company regulations that are applicable to its offline counterparts, online off-balance sheet lending, or peer-to-peer lending, is regulated specifically under the OJK Regulation No. 40 of 2024 on Information Technology-Based Co-Funding Services. We hold the multi-finance company lending license in Indonesia. We participate in the peer-to-peer lending business in Indonesia through a licensed local business partner. These financing businesses are, among other things, subject to a cap on interest and fees and/or mandatory membership with industry associations. For example, a multi-financing company is required to join the Asosiasi Perusahaan Pembiayaan Indonesia (APPI) and a peer-to-peer lending company is required to join Asosiasi Fintech Pendanaan Bersama Indonesia (AFPI). The OJK has capped the maximum interest rate and fees chargeable by a peer-to-peer lending company per day for 2025 to, for consumptive loans (mostly loans taken by individuals): (i) 0.3% for tenures less than or equal to 6 months, and (ii) 0.2% for tenures more than 6 months; and for productive loans (mostly loans taken by businesses): (i) 0.1%-0.275% (depending on loan quantum) for tenures less than or equal to 6 months, and (ii) 0.1% for tenures more than 6 months. There may be further changes to the maximum interest rate and fees from 2026.

Regulations on Banking

Banking in Indonesia is regulated under Law No. 7 of 1992 regarding Banking, as amended by Law No. 4 of 2023 on Financial Sector Development and Reinforcement (the “Banking Law”). The Banking Law governs banks’ types and businesses, licensing, legal form and ownership, management structure, and bank secrecy. OJK has also issued Regulation No. 12/POJK.03/2021 on Commercial Banks (the “Commercial Banks Regulation”), which sets outs the regulatory frameworks applicable to our banking business in Indonesia, i.e. the ownership and shareholding structures, licensing process, and the foundational principles for the establishment and operation of our bank in Indonesia.

Banks in Indonesia are subject to a range of prudential and regulatory requirements, including minimum capital adequacy, liquidity, and reserve requirements, as well as obligations relating to corporate governance, risk management, anti-money laundering and counter-terrorism financing, economic sanctions, consumer protection, technology risk management, and the conduct of non-financial businesses. In addition, our Indonesia bank’s product approval processes with the OJK for its digital banking services are generally subject to OJK Regulation No. 21 of 2023 on Digital Services by Commercial Banks.

As required under OJK Regulation No. 12/POJK.03/2020 on Consolidation of Commercial Banks, all banks are required to fulfil a minimum core capital amount of at least IDR3 trillion (US$186 million). The Commercial Banks Regulation also classifies banks into 4 categories based on their core capital (Kelompok Bank berdasarkan Modal Inti or “KBMI”) , namely: (i) KBMI 1 with core capital equal or less than IDR6 trillion (US$371 million), (ii) KBMI 2 with core capital between IDR6 trillion (US$371 million) and IDR14 trillion (US$866 million), (iii) KBMI 3 with core capital between IDR14 trillion (US$866 million) and IDR70 trillion (US$4.3 billion), and (iv) KBMI 4 with core capital of more than IDR70 trillion (US$4.3 billion). This classification determines the regulatory reporting obligations, supervisory intensity, and the range of banking activities that our Indonesia bank is subject to. As the bank’s scale changes, its KBMI category may be reassessed by OJK, which may result in increased prudential obligations.

Regulations on Financial Conglomerates

On December 23, 2024, the OJK issued Regulation No. 30 of 2024 on Financial Conglomeration and Financial Holding Company (the “Financial Conglomerate Regulation”) which sets out the criteria for financial conglomerates and the establishment or appointment of a financial holding company that is tasked with certain duties and responsibilities. This regulation is intended to improve the efficiency and effectiveness of financial services regulations in Indonesia and the supervision of financial services institutions with common control.

A financial holding company in Indonesia is required where a controlling shareholder or ultimate shareholder meets one of the following criteria: (i) owns at least three financial services institutions in Indonesia from different sector, with total assets of between IDR20 trillion (approximately US$1.2 billion) and IDR100 trillion (approximately US$6.2 billion), or (ii) owns at least two financial services institutions in Indonesia from different sectors, with total assets of at least IDR100 trillion (approximately US$6.2 billion). The OJK, at its discretion, may designate a business group as a financial conglomerate even if it does not meet the above-mentioned thresholds—particularly where the group’s operations are complex (e.g., based on product or service variety, transaction volume, product sensitivity, or performance outcomes) or have significant influence on the financial sector. Conversely, the OJK may also determine that a previously designated financial conglomerate no longer qualifies, based on the asset composition or dominance within its financial services institutions.

The financial holding company may be operational or non-operational. The minimum amount of paid-up capital for a non-operational financial holding company is the nominal value of shares invested by such company in members of the financial conglomerate.

The financial holding company is responsible for a range of matters in respect of the entities in the financial conglomerate, including being responsible for their activities, making capital participation, carrying out management services to improve the effectiveness of consolidation and business strategies, and supporting the financial optimization. The Financial Conglomerate Regulation also requires the financial holding company to be involved in the risk management, governance, and prudential oversight of the financial conglomerate.

The Financial Conglomerate Regulation requires controlling shareholders and/or ultimate shareholders of the Indonesian financial institution group that meets the criteria to submit an application for the establishment of a financial holding company in Indonesia within 6 months after the regulation takes effect.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

Prevention and Eradication of Money Laundering

Law No. 8 of 2010 on Prevention and Eradication of Money Laundering, as amended, regulates the types of transactions which are required to be reported to the Indonesian Financial Transaction Reports and Analysis Center (“PPATK”). Any party who conceals or disguises the origin, source, location, allocation, assignment, or actual ownership or assets known or reasonably suspected to be proceeds of crimes may be subject to monetary sanction of up to IDR5 billion (US$309,463) or imprisonment of up to 20 years. Financial service providers must comply with know-your-customer principles and report suspicious financial transactions that it believes is related to money laundering to the PPATK. The reporting party is required to report to PPATK any suspicious financial transaction entered into with its customers having a minimum amount of IDR500 million (US$30,946), or an equivalent value in other currencies, and/or any financial transaction involving the transfer of funds from and to other countries.

Failure to submit the report may subject the reporting party to administrative sanction(s) including warning letters, public announcements on the action or an administrative penalty.

Prevention and Eradication of Terrorism Financing

Law No. 9 of 2013 on the Prevention and Eradication of Terrorism Financing was enacted in order to prevent the funding of terrorists. Under this regulation, an act of terrorism financing is defined as direct and/or indirect acts to provide, collect, grant, or loan funds to persons that would knowingly use the funds to conduct terrorist acts. Companies that fund terrorism in Indonesia may face large monetary fines, have their assets seized and their permits revoked. Moreover, such companies may also be dismantled or expropriated by the government. Financial service providers must comply with know-your-customer principles and report suspicious financial transactions that it believes is related to terrorism to the PPATK. Intentionally failing to do so may result in fines of up to IDR1 billion (US$61,893). Financial service providers that provide fund transfer services must also request the sender of funds to present identification and information explaining the purpose of the fund transfer and must keep a record of all transactions for at least five years.

Regulations Relating to Game Business

MCD has enacted the MCI Regulation No. 2 of 2024 on Game Classification (the “Game Classification Regulation”). Under the Game Classification Regulation, any individual, business entity and/or legal entity that markets gaming products (“Game Publisher”) must conduct an independent classification on the gaming products that it intends to advertise and/or market in Indonesia, which must then be assessed by a game classification examiner or MCD. The Game Classification Regulation classifies games into five categories which are intended to guide parents and users to choose games that are appropriate for the age group of the users. Based on the content of the games, games are classified into the following age groups: (i) 3 years old and over, (ii) 7 years old and over, (iii) 13 years old and over, (iv) 15 years old and over, and (v) 18 years old and over. The content categories that are used to classify the games into the foregoing categories include alcohol use, cigarette and/or electronic cigarette, violence, language use, and online interaction.

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

Regulations on Labor

Under Law No. 13 of 2003 on Manpower, as amended, we are required to pay our employee the stipulated minimum wage.

Indonesia has adopted social protection and social welfare programs for employees who are working in Indonesia under Law No. 24 of 2011 on the Social Security Agency, as amended, pursuant to which an employer is required to register itself and its employees as employment social security participants and to make the requisite financial contributions. Failure to comply with this obligation may result in written warnings, fines, imprisonment and/or exclusion from certain public services. In addition, every person, including foreign nationals, who is employed for at least six months in Indonesia, must participate in the social security programs in Indonesia.

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

In case of being deemed non-compliant with the above-mentioned laws and regulations, the Taiwan authorities may take a range of actions, including:

•	imposing fines between NT$120,000 (US$3,660) to NT$25,000,000 (US$762,428) and further fines if the non-compliance is not rectified as ordered;
•	ordering the violator to reduce any direct or indirect ownership or control by PRC investors;
•	requesting the violator to divest some or all of its investment or control in its invested entities in Taiwan;
•	suspending the rights of shareholders; and
•	discontinuing the operations and revoking the business licenses of its invested entities in Taiwan.

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

Regulations on Foreign Exchange

Foreign exchange matters are generally governed by Taiwan’s Foreign Exchange Regulation Act and regulated by the Ministry of Finance of Taiwan, and the Central Bank of the Republic of China (Taiwan). Authorized by the Foreign Exchange Regulation Act, the Central Bank of the Republic of China (Taiwan) has promulgated the Regulations Governing the Declaration of Foreign Exchange Receipts and Disbursements or Transactions in order to deal with the declaration of foreign exchange receipts, disbursements or transactions involving NT$500,000 (US$15,249) or more or its equivalent in foreign currency.

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

Regulations on E-commerce

As there are no specific regulations in Taiwan governing e-commerce businesses, operation of e-commerce in Taiwan is regulated by a number of legislations, such as the Personal Data Protection Act, the Act Governing Electronic Payment Institutions, Regulations Governing Anti-Money Laundering and Countering the Financing of Terrorism for Enterprises or Persons Providing Third-Party Payment Services, and the Consumer Protection Act. See “—Regulations on Payment Processing Services” and “—Regulations on Data Protection and Information Security” below. The regulation on e-commerce by the Consumer Protection Act is generally implemented through the Matters to be included and Excluded in the Online Transaction Standard Form Contracts for Retailers and Others. According to this legislation, online retail business is required to present certain information on their website, such as product information, delivery method and location, and mechanism for resolution of consumer disputes.

Regulations on Payment Processing Services

Under the Act Governing Electronic Payment Institutions, an “electronic payment institution” means a company approved by the Financial Supervisory Commission to operate the following businesses and certain ancillary or derivative businesses as prescribed under the Act Governing Electronic Payment Institutions: (i) collecting and making payments for real transactions as an agent, (ii) accepting deposits of funds as stored value funds, (iii) conducting small amount of domestic or foreign exchange, and (iv) conducting the purchase and sale of the foreign currencies and the currencies of PRC, Hong Kong or Macau. However, a company which (i) only engages in the business of collecting and making payments for real transactions as an agent; (ii) the total balance of funds it collects/pays and keeps does not exceed NT$2 billion (US$61 million) in the average daily amount of a year; and (iii) does not accept deposits of funds as stored value funds, or transfer funds between e-payment accounts, is not considered an electronic payment institution, and will be considered a third-party-payment service provider instead. If the total balance of funds such company collects/pays exceed NT$2 billion (US$61 million) in the average daily amount of a year, or if such company either accepts deposits of funds as stored value funds, or transfers funds between e-payment accounts or by using a stored value card, such company shall apply for a license to qualify as an electronic payment institution.

Regulations on Imported Games and Game Operations

Operations of online games are regulated by the Regulations on the Rating of Game Software. Game operating companies and agents of game software need to clearly label the rating and warning language on the packaging or webpages of the game according to the rating system under the regulations and register the rating level and plot of such game software in the database of the competent authority. In the event the rating level of a game is not labeled properly, the game operating company or agent may be subject to fines, and may be subject to repeated penalties if not rectified.

In addition, according to the Recording of Matters in the Standard Contracts of Online Games, game operating companies need to label the following information on their game websites, log-in page of the game or checkout page, and the packaging of their games: (i) the rating level and the age groups that are prohibited or suitable for the game, (ii) the minimum system requirements for running the game, (iii) payment information for safety systems provided within the online games (if any) and whether such safety systems are free or not, and (iv) information and certain warning language regarding in-game activities, rewards, prizes and winning percentage.

Regulations on Data Protection and Information Security

The main regulation governing the protection of personal data in Taiwan is the Personal Data Protection Act. The Personal Data Protection Act governs the collection, processing and use of personal information in order to prevent abuse of personal data by other parties. Companies that seek to collect, process and use personal information need to disclose the name of the party collecting the personal information and the purpose of collecting the personal information subject to the user’s consent. Data subjects should also be informed of their rights under the Personal Data Protection Act and how they can exercise such rights. Our businesses in Taiwan are required to comply with the Personal Data Protection Act while collecting, processing, transferring, and using the personal information of our users. Failure to comply with the Personal Data Protection Act may give rise to fines and criminal liability.

Regulations on Anti-money Laundering and the Prevention of Terrorism Financing

According to the Money Laundering Control Act and the Regulations Governing Anti-Money Laundering and Countering the Financing of Terrorism for Enterprises or Persons Providing Third-Party Payment Services of Taiwan, a third-party-payment service provider has to: (i) complete service capacity registration; (ii) establish internal control and audit systems based on the scale of their business operations and the level of money laundering / terrorism financing risks; (iii) undertake know-your-customer measures and conduct ongoing due diligence on merchants; and (iv) conduct continuous transaction monitoring and report suspicious cases to the Investigation Bureau of the Ministry of Justice when transactions meet the criteria defined by regulations or internal policies. We will continue to closely monitor regulatory developments in order to continue to comply with the anti-money laundering and prevention of terrorism financing regulations.

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

Financial Support Provided by Offshore Entities

Financial support in the form of loans, direct cash injections and guarantees provided by an offshore entity to a Vietnam entity is permitted under Vietnamese laws, including Vietnam’s foreign exchange control regime. Loans provided by offshore lenders to Vietnam entities with a term of (i) more than 12 months, (ii) 12 months or below but extended to more than 12 months and (iii) 12 months or below but with the outstanding principal loan amount and interest remaining outstanding one year from the first disbursement date, unless such principal amount is settled within 30 working days, must be registered with the State Bank of Vietnam and must satisfy certain conditions with respect to, among others, the term, type, amount, currency and purpose of the loan. There is no other restriction imposed on any of the foregoing financial support mechanisms.

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

According to Decree 85, companies that own e-commerce direct sale websites must notify the Ministry of Industry and Trade of Vietnam (“MOIT”) if such websites have an online ordering function. Companies that own e-commerce service provision websites, including e-commerce marketplace, online auction websites, and online promotion websites, must register with the MOIT. In addition, under Decree 85, an approval from the Ministry of Public Security must also be obtained by any foreign investors who have “control” in a company on the MOIT’s list of the top five e-commerce companies in Vietnam. Such a list has not been released by MOIT as of the date of this annual report.

According to Circular 59, e-commerce mobile applications include (i) applications used for direct sale of goods and (ii) applications for provision of e-commerce services. Accordingly, a company with an application used for sale of goods, which includes an online ordering function must notify the MOIT and a company with an application for the provision of e-commerce services must register with the MOIT. However, a company with an application for both sale of goods and provision of e-commerce services must register to establish an e-commerce service provision website and register the e-commerce service provision application with the MOIT.

According to Decree No. 09/2018/ND-CP (“Decree 09”), foreign-owned entities that provide e-commerce services are also required to obtain a specific business license from the Department of Industry and Trade (“DOIT”). Our e-commerce business in Vietnam is currently in compliance with the business licensing requirements under Article 50.1 of Decree 09. As a continuing licensing requirement under Decree 09, we have obtained the license under Decree 09 in November 2024.

The Prime Minister of Vietnam issued Decision No. 01/2025/QD-TTg eliminating the exemptions from import duty and value added tax for low-value goods imported from overseas, effective as of February 18, 2025.

An amendment to the Law on Tax Administration became effective from April 1, 2025, requiring e-commerce platform operators to collect, declare and pay a percentage of income tax on behalf of eligible sellers on the platform.

The new Law on Consumer Protection Rights came into effect on July 1, 2024. This law regulates certain obligations for intermediary digital platforms, including e-commerce platforms. It includes specific requirements for large digital platforms, including creation of an archive for algorithm-based advertising and periodically evaluating content moderation and user verification processes.

Regulations on E-payment Services

According to Decree No. 52/2024/ND-CP, intermediary payment services include financial switch services, international financial switch services, electronic clearing services, digital wallet services, collection and payment on behalf services, and electronic payment gateway services. Companies that wish to provide intermediary payment services are required to obtain a license for intermediary payment services. To obtain this license, companies must satisfy certain conditions, such as meeting minimum equity capital thresholds (VND50 billion, or approximately US$2.1 million) as well as having qualified personnels and systems in place.

We hold the license for intermediary payment services for electronic payment gateway services, collection and payment on behalf services and digital wallet services in Vietnam.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

Vietnam’s Law on the Prevention of Money Laundering 2022 contains the primary anti-money laundering and prevention of terrorism financing regulations in Vietnam. It applies to all financial institutions (including intermediary payment service providers like us) and certain non-financial institutions engaged in specific business activities, which include offering games for prizes. Intermediary payment service providers are classified as one of the reporting entities under the Law on the Prevention of Money Laundering 2022.

The Department of Anti-Money Laundering established under the State Bank of Vietnam monitors and regulates Vietnam’s anti-money laundering regime. Entities subject to the anti-money laundering regime have obligations to report high-value and suspicious transactions, conduct know-your-customer procedures, customer due diligence and close supervision of high-risk transactions.

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

On November 9, 2024, the Vietnam government issued Decree No. 147/2024/ND-CP (“Decree 147”) regulating the management, provision, and use of Internet services and online information (including electronic games). Decree 147 replaces Decree No. 72/2013/ND-CP on the management, provision, and use of Internet services and online information (“Decree 72”).

Decree 147 maintains the same classification method for games as outlined in Decree 72, including: G1 games (simultaneous interactions among various players via a game server), G2 games ( interactions only between players and a game server), G3 games (simultaneous interactions among various players but no interactions between players and a game server), and G4 games (those downloaded from a network with no interaction among players or between players and the game server). Currently, we operate G1 games. Companies can operate G1 games after obtaining a license to provide game services (“G1 Game License”) and, for each G1 game that the company operates, it also needs to obtain a G1 Game Release Permit. We have obtained all necessary licenses and permits for game operation business in Vietnam.

Regulations on Data Protection and Information Security

The Vietnam National Assembly issued the Law on Cybersecurity which regulates that any foreign service provider in the fields of e-payment, e-commerce, online games, and certain other industries, is required to have a commercial presence in Vietnam (such as branch or representative office) and to localize the user’s data in Vietnam. The government issued Decree No. 53/2022/ND-CP to provide further details on a number of articles of the Law on Cybersecurity.

Decree No. 13/2023/ND-CP on personal data protection defined personal data as electronic information in the form of symbols, letters, numbers, images, sounds, or equivalences associated with an individual or used to identify an individual. The personal data includes general personal data and sensitive personal data. This decree also classified personal data into types, including (i) general personal data such as name, date of birth, gender, nationality, etc. and (ii) sensitive personal data such as political and religious opinion, health condition, information on customers of credit institutions, etc. This decree also specifies the rights and obligations of personal data subject as well as the relevant parties involved in collecting and processing personal data.

Regulations on Labor

Vietnam’s Labor Code, along with a number of guiding instruments, regulates the relationship between employers and employees in Vietnam, including both Vietnamese nationals and expatriates. It specifies that an employment contract must generally be made in writing. In accordance with Labor Code 2019, there are two types of labor contracts, indefinite term and definite term contracts. An employer is only permitted to offer two consecutive fixed term contracts, subsequent to which the employment contract must be an indefinite term contract. Employees are entitled to statutory benefits payable by the employer, including health, social and unemployment insurance.

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

In order to control the volume of foreign currency in Thailand and promote the stability of the Thai baht, foreign exchange regulations in Thailand state that all foreign exchange transactions, including those involving purchases, sales, exchanges and transfers, shall be conducted through authorized parties, including commercial banks and through authorized non-banks, namely authorized money changers, money transfer agents, and companies, that are granted foreign exchange licenses from the Minister of Finance of Thailand. There is no limit on the remittance of foreign currency into Thailand; nevertheless, the remittance of foreign currency to outside of Thailand is primarily limited to the value of the underlying transaction. Prior approval from the Bank of Thailand may be necessary if the transaction is beyond what is allowed under the regulations. Failure to comply with the laws and regulations will lead to a fine and/or imprisonment. We only remit foreign currency out of our Thailand operations through commercial banks and authorized non-banks with the requisite licenses and obtain separate approval from the Bank of Thailand for such transactions (if required).

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

Regulations on E-commerce

Pursuant to the Direct Sale and Direct Marketing Act B.E. 2545 (2002), (as amended, the “Direct Sale and Direct Marketing Act”), companies engaging in direct sales or direct marketing are required to register their business with the Secretariat General of the Office of Consumer Protection or the officer appointed by the Secretariat General of the Office of Consumer Protection. We have made the required registration for our Shopee e-commerce marketplace in Thailand. Under the Direct Sale and Direct Marketing Act, companies that operate an online marketplace are direct marketing companies and are required to comply with applicable laws and regulations and to ensure that documentation evidencing sales and purchases of goods and services on its online marketplace are provided to consumers.

The e-commerce platform business is also subject to the Royal Decree on Digital Platforms, which mandates certain notification obligations for digital platforms exceeding certain annual revenue or average monthly user thresholds. Information required to be submitted to Electronic Transactions Development Agency (“ETDA”) includes details about the company, the platform, users and top complaint matters.

Depending on the size and type of the digital platform, the Royal Decree on Digital Platforms also sets various platform-related requirements, including notifications to the ETDA, conditions for provision, suspension, or cessation of service (including fees, remuneration, and expenses), criteria/algorithm used to rank, recommend, or advertise goods or services, satisfaction ratings and feedback from users, access and usage of data shared with business operators on the digital platform, and information about inquiries, complaints, disputes and responses concerning alleged unlawful or sensitive content (including content rating practices). Large digital platforms will be subject to additional requirements, including related to risk assessment, risk management, security measures, crisis management and external audit.

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

Regulations on E-payment Services

In Thailand, electronic transactions and e-payment services are governed by several governmental authorities and regulations including the Electronic Transaction Commission, the Governor of the Bank of Thailand or his or her designee, the Electronic Transactions Act, B.E. 2544 (2011), as amended, and the Payment Systems Act, B.E. 2560 (2017) (the “Payment Systems Act”).

Under the Payment Systems Act, an operator seeking to operate a regulated payment system or regulated payment service, which includes e-payment services, is required to have a license. Regulated e-payment services businesses include: (i) credit card, debit card, or ATM card services, (ii) electronic money services, (iii) service of receiving electronic payment for and on behalf of sellers, service providers or creditors, (iv) service of transferring money by an electronic means, and (v) other payment services which may affect the financial system or public interest.

We have the e-payment service business licenses in Thailand for (i) electronic money services, (ii) payment facilitating services, (iii) services for receiving electronic payments for and on behalf of sellers, service providers or creditors, and (iv) services for transferring money by electronic means.

Any non-compliance with the regulations regarding the regulated payment system or the regulated payment services will be subject to penalties, including monetary fines and criminal liabilities (imprisonment), and, depending on the severity of the non-compliance, may result in the suspension or revocation of the relevant licenses obtained under such regulations.

In addition, the Bank of Thailand has issued the Notification of the Bank of Thailand No. SorNorChor 1/2564 (2021) Regarding the Guideline on Supervision of Information Technology Risk in accordance with the Laws on Payment System requiring the designated payment services providers to arrange appropriate IT governance, IT security controls, and IT risk management.

The Royal Decree on Measures for Protection and Suppression of Technology Crimes B.E. 2566 (2023) requires financial institutions and e-payment services operators to (i) share information of accounts and transactions that could be related to cybercrime to other financial institutions and e-payment services operators via a designated system, (ii) temporarily freeze suspicious transactions that could be related to cybercrime, (iii) notify other financial institutions and operators that would be a transferee of the transaction in (ii), and (iv) report the information to the relevant authority and share such information through the designated system in accordance with (i).

Regulations on Nano Financing

The Ministry of Finance promulgated the Notification Regarding Businesses that Require a Permit According to Section 5 of the Notification of the Revolution Council No. 58 (Nano Finance), (the “Nano Finance Notification”), which requires a nano finance business operator to obtain approval from the Minister of Finance through the Bank of Thailand. The Nano Finance Notification also stipulates that loan proceeds from nano financing may only be used for business-related purposes in order to boost opportunities to small business owners. Certain of our loan products are offered under our nano finance license in Thailand.

The Bank of Thailand has promulgated the Notification No. SorNorSor 13/2563 (2020) Regarding the Rules, Procedures and Conditions for the Operation of Nano Finance Businesses. Under such notification, operators of nano finance businesses should take into account the borrower’s ability to repay the loan (which is unsecured) and consider a credit limit for each borrower. The maximum credit limit of a loan product offered under the nano finance license shall not exceed THB100,000 (US$2,914), and the interest rate, together with fees and penalties, shall not exceed 33% per annum. In addition, the nano finance business operator shall maintain a debt-to-equity ratio of seven times or less throughout its operation.

The Bank of Thailand has issued Notification No. SorNorSor 14/2566 (2023), to amend the Notification No. SorNorSor 13/2563 (2020). Nano finance business operators are now prohibited from charging interest, fines, penalties, fees, or any other charges in the case where customer redeem or repay the loan before the scheduled due date (prepayment fee), whether in full or in part.

The Bank of Thailand has issued Notification No. 3/2568 (2025) regarding Responsible Lending to establish market conduct and provide legal compliance obligations for nano finance business operators. Under such notification, nano finance business operators are required to adopt eight principles in business operation such as to: (i) ensure accurate and clear advertising and provide complete and accurate information to customers; (ii) consider customers’ affordability and repayment ability; and (iii) give advance notifications to debtors, among others.

Regulations on Personal Loans

Personal loan operators are subject to the Notification regarding Businesses that Require a Permit According to Section 5 of the Notification of the Revolution Council No. 58 (Supervised Personal Loan), as amended, and its implementation rules promulgated by the Bank of Thailand, (collectively, the “Supervised Personal Loan Notification”) which requires a company providing uncollateralized personal loans for no specific purpose to individuals to obtain a supervised personal loan business license. Certain of our loan products are offered under our personal loan business license in Thailand.

The Bank of Thailand’s Notification No. SorNorSor 12/2563 (2020) requires that the credit limit for personal loans granted under the personal loan license (not including for occupational purposes) should not exceed (i) one and a half the average monthly income of the borrower or the average monthly balance in the borrower’s deposit account, in the case where the average income is below THB30,000 (US$874) a month; or (ii) five times the average monthly income of the borrower or the average monthly balance in the borrower’s deposit account, in the case where the average income is over THB30,000 (US$874) a month, on a per financial institution basis, based on calculation of income sources or cash flow of deposit accounts in the past six months or such longer period as may be required by the regulator. Moreover, the interest rate for personal loans granted under the personal loan license, together with fees and penalties, shall not exceed 25% effective rate per annum.

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

Similarly, the Bank of Thailand’s Notification No. 3/2568 (2025) (Responsible Lending) also requires personal loan business operators to adopt the eight principles outlined in the notification to their legal compliance requirements.

Regulations on Digital Lending

Any personal loan operators under the Supervised Personal Loan Notification, who use digital technology and alternative data to facilitate provision of loans in regard to the assessment of the ability or willingness to repay the loan, disbursement and repayment, and disclosure of information, are subject to the Bank of Thailand’s Notification No. TorPorTor.ForGorSor.(01)Vor. 977/2563 (2020) Regarding the Rules, Procedures and Conditions for the Undertaking of Digital Personal Loan Business (the “Digital Personal Loan Notification”). Pursuant to the Digital Personal Loan Notification, the personal loan operators intending to undertake the digital personal loan business must notify the Bank of Thailand before commencing its business. The maximum credit limit for digital personal loans granted to each borrower under such digital lending license shall not exceed THB20,000 (US$583) with the repayment period not exceeding six months, regardless of financial condition, income or balance in the deposit account of the borrower. Certain of our loan products are offered under our digital lending license in Thailand.

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

Regulations on Anti-Money Laundering and Prevention of Terrorism Financing

The key regulations for anti-money laundering and counter-terrorist financing are the Money Laundering Prevention and Suppression Act, B.E. 2542 (1999), as amended, which imposes reporting obligations on persons designated by the Anti-Money Laundering Office and certain types of business operations for (i) any transactions that reach certain thresholds which vary depending on the type of transactions involved; and (ii) suspicious transactions. Personal loan business operators and e-payment business operators are required to conduct certain know-your-client and customer due diligence.

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

Under the Thai Labor Protection Act, it is mandatory for employers to establish work rules when 10 or more employees are hired and it shall cover the following issues: (i) working days, normal working hours and rest period; (ii) holidays and rules governing the taking of holidays; (iii) rules governing overtime and holiday work; (iv) the day and place where wages, overtime pay, holiday pay and holiday overtime pay are to be made; (v) leave and rules governing the taking of leave; (vi) discipline and disciplinary measures; (vii) lodging of grievances; and (viii) termination of employment, severance pay and special severance pay. In addition, all employees of businesses with more than 10 employees shall be members of the Employee Welfare Fund. The employers are required to make a deduction from the employee’s wage to pay for contributions; and the employer shall pay supplementary contributions to the Employee Welfare Fund at a rate of 0.25% of the wages effective from October 1, 2025 until September 30, 2030.

Regulations on Personal Data Protection

Personal data collected from our conduct of businesses fall within the scope of the Personal Data Protection Act B.E. 2562 (2019) (“Personal Data Protection Act”). The Personal Data Protection Act applies to the collection and processing of personal data, including but not limited to the collection, use, disclosure or transfer by a data controller or a data processor. As the law has extraterritorial enforcement, data controllers and data processors both in and outside of Thailand may be subject to this regulation. Cross-border transfer of personal data is subject to those criteria and methods as prescribed by the Personal Data Committee Notifications pursuant to Section 28 and Section 29 of the Personal Data Protection Act.

In addition, data controllers are required to inform data subjects of the purpose of their collection and subsequent processing of the personal data collected, and obtain consent for such collection or processing, unless otherwise provided in the Personal Data Protection Act or the regulations or announcements issued by the Personal Data Protection Commission.

Singapore

Regulations on Dividend Distributions

The governing legislation for the distribution of dividends in Singapore is the Companies Act 1967 of Singapore (the “Companies Act”). Under Section 403 of the Companies Act, a Singapore company is only allowed to pay dividends out of profits and there are certain restrictions on the use of profits for the purposes of dividend declaration. Firstly, any profits of a company applied towards the purchase of its shares pursuant to the share buyback provisions under the Companies Act cannot be payable as dividends to the shareholders. However, the foregoing restriction does not apply to any part of the proceeds received by the company from a sale or disposal of its treasury shares which the company has applied towards the profits of the company. Finally, any gains derived from the sale of treasury shares cannot be payable as dividends to the shareholders of the company.

In addition to complying with the Companies Act, the payment of dividends must also be in accordance with the company’s constitution and the generally acceptable accounting principles in Singapore.

Regulations on E-commerce

Consumer Protection

There are various general consumer protection laws in place in Singapore.

According to the Consumer Protection (Fair Trading) Act 2003 of Singapore, we, operating our current business model, may be deemed as suppliers and may be held liable for engaging in unfair practices in relation to consumer transactions. Unfair practices include, among other things: (i) doing or saying anything which would reasonably deceive or mislead consumers, (ii) making a false claim, (iii) taking unreasonable advantage of a consumer, or (iv) making various forms of misrepresentations to the consumer.

The Consumer Protection (Trade Descriptions and Safety Requirements) Act 1975 of Singapore prohibits the use of false trade descriptions on goods supplied in the course of trade by all parties in the course of business.

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

Regulations on E-payment

The Monetary Authority of Singapore (“MAS”) regulates payment service providers and payment systems in Singapore under the Payment Services Act 2019 of Singapore. Under the Payment Services Act 2019, a major payment institution or standard payment institution license from the MAS is required for providing any type of regulated payment service in Singapore unless such service is exempted under the law or expressly excluded from the scope of the Payment Services Act 2019. The payment services regulated under the Payment Services Act 2019 are “account issuance service,” “domestic money transfer service,” “cross-border money transfer service,” “merchant acquisition service,” “e-money issuance service,” “digital payment token service” and “money-changing service.” In particular, “e-money issuance service” means the service of issuing e-money to any person for the purpose of allowing a person to make payment transactions and “account issuance service” includes the service of issuing a payment account to any person in Singapore. We hold a major payment institution license in Singapore to provide account issuance services, e-money issuance services, domestic money transfer services, cross-border money transfer services and merchant acquisition services.

A licensee under the Payment Services Act 2019 is required to comply with the requirements under the Act and its subsidiary legislations, as well as all applicable notices and guidelines issued by the MAS (including but not limited to Notice PSN01 Prevention of Money Laundering and Countering the Financing of Terrorism – Holders of Payment Services Licence (Specified Payment Services) and/or Notice PSN02 Prevention of Money Laundering and Countering the Financing of Terrorism – Holders of Payment Service Licence (Digital Payment Token Service), as the case may be). Pursuant to Notice PSN01, unless otherwise exempted, a licensee under the Payment Services Act 2019 to provide certain specified payment service (i.e., “account issuance service,” “domestic money transfer service,” “cross-border money transfer service” or “money-changing service”) must, amongst various things, perform due diligence on its customers; maintain data, documents and information relating to transactions; and submit reports on suspicious transactions to the Suspicious Transactions Reporting Office. A licensee under the Payment Services Act 2019 will also need to comply with, among other things, the directions and/or regulations issued by the MAS under Section 15 of the Financial Services and Markets Act 2022 in relation to dealing with assets of and/or imposing sanctions on designated persons.

In addition to the above, the Payment Services (Amendment) Act 2021 came into effect on April 4, 2024 and introduced amendments to the Payment Services Act 2019 and its subsidiary legislation, including amendments such as widening the definition of “cross-border money transfer service” to include transmission of money between two countries, arranged by a payment service provider in Singapore even where moneys are not accepted or received in Singapore; widening the definition of “domestic money transfer service” such that the definition applies except where both the payer and payee of a transaction executed under the service are financial institutions; expanding the definition of “digital payment token service” to include the provision of custodial services for digital payment tokens, arranging for the transmission of digital payment tokens between accounts, provision of any service of inducing or attempting to induce any person to enter into or to offer to enter into any agreement for or with a view to buying or selling any digital payment token, and the exchange of digital payment tokens, even where the payment service provider does not come into possession of the moneys or digital payment tokens; and adding MAS powers to impose additional requirements on digital payment token service providers in relation to anti-money laundering and countering the financing of terrorism, user protection and financial stability.

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

Our Singapore DFB commenced operations as a restricted DFB before it may become a fully functioning DFB with MAS’ approval in future. Whilst a DFB will eventually be expected to comply with the minimum paid-up capital requirement set by the MAS of S$1.5 billion (US$1.1 billion) which is applicable to all existing qualifying full banks, prior to it becoming a fully functioning DFB, the minimum paid up capital requirement applicable to a restricted DFB is S$15 million (US$11.0 million). This minimum paid up capital requirement will progressively increase as the restricted DFB grows. Unless otherwise agreed with MAS, a restricted DFB will also be subject to various restrictions on its business in accordance with the Digital Full Bank Licensing Framework, including but not limited to matters in relation to deposit amounts, customer eligibility, types of product offerings, lending limits and such other conditions deemed necessary by the MAS from time to time. The pace of growth of a restricted DFB will depend on its ability to meet its commitments as well as MAS’ supervisory considerations. Once a restricted DFB has met all relevant milestones and has been assessed by the MAS to pose no significant supervisory concerns, the MAS may lift all restrictions, upon which the restricted DFB will become a fully functioning DFB. The MAS generally expects a DFB to be fully functioning and to meet the minimum paid-up capital requirement of S$1.5 billion (US$1.1 billion) within three to five years from commencement of business.

Regulations on Buy-Now-Pay-Later Services

In Singapore, the Buy Now, Pay Later (“BNPL”) Working Group, formed by the Singapore FinTech Association and industry players under the guidance of MAS, introduced a self-governing Code of Conduct (“BNPL CoC”) for BNPL operators in Singapore. The BNPL CoC is aimed at the safeguarding of consumers against over-indebtedness, ensuring that BNPL offerings will have a positive impact on Singaporean consumers and to benefit the BNPL ecosystem. It signifies the industry’s commitment to abide by a fixed set of standards by crystallizing industry best practices and formalizes safeguards such as the suspension of accounts on default, no compounding of interest or fees and no initiation of bankruptcy proceedings as against the consumer. The requirement for BNPL operators to participate in a BNPL credit bureau is also enshrined in the BNPL CoC. All new and existing BNPL operators are expected to comply with the BNPL CoC. MAS will monitor the BNPL sector and continue to engage the industry as part of subsequent reviews of the BNPL CoC as necessary.

Regulations on Imported Games and Game Operating

Video Game Classification

Pursuant to the Films Act 1981 of Singapore, the Infocomm Media Development Authority (“IMDA”) is responsible for classifying films, videos and video games distributed in Singapore. In particular, it administers the video game classification system under the Films Act 1981, which requires businesses importing or distributing physical copies of video games in Singapore to submit the video games to the IMDA for rating and classification. However, the video game classification system does not apply to games which are only available via internet download. Since the online games that we offer are available only through online platforms, we in general are not subject to the video game classification system. However, the IMDA retains the right to issue a rating and/or classification of any of the online games we offer, should it choose to do so.

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

Regulations on Data Protection and Information Security

Personal Data Protection

The Personal Data Protection Act 2012 of Singapore (“PDPA”) governs the collection, use and disclosure of the personal data of individuals by organizations, and is administered and enforced by the regulator, the Personal Data Protection Commission (“PDPC”). It sets out data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data. A failure to comply with any of the above can subject an organization to a fine per breach of up to S$1 million (US$731,957) or 10% of the organization’s annual turnover in Singapore, whichever is higher.

Among other things, an organization regulated under the PDPA is required to obtain consent from its customers and inform them of the applicable purposes before collecting, using or disclosing their personal data. Moreover, it is also required to put in place sufficient measures to protect the personal data in its possession or control from unauthorized access, loss or damage.

In the event of a data breach involving any personal data in an organization’s possession or control, the PDPA requires the organization to reasonably and expeditiously assess the data breach, and notify the PDPC of the data breach under certain scenarios. In addition, organizations are also required to notify the affected individuals if the data breach is one that is likely to result in significant harm or impact to the affected individuals.

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

Copyright

Copyrights are protected pursuant to Singapore’s Copyright Act 2021, which guarantees authors various exclusive rights, including the rights of reproduction and communication to the public, automatically at the time of creation and expression of a work in tangible form. Copyright in commissioned works vests in the author by default but may be assigned by contract, and employers by default own the copyright in all content created by their employees in the course of the employees’ employment, unless otherwise agreed.

Trademarks

Trademarks are protected under the Trade Marks Act 1998, which provides a first-to-file system granting a trademark registrant a statutory monopoly in relation to the product or service for which it is registered. A registered proprietor can rely on the registered trademark as proof of his right to the mark in civil or criminal infringement proceedings. Registered marks may be protected indefinitely, as long as the registration is renewed every 10 years.

Patents

Patents are protected pursuant to the Patents Act 1994, requiring as preconditions for patenting the requirements of novelty, having an inventive step and industrial applicability. Patents allow exclusive rights to exploit an invention during the 20 year term of protection, provided annual maintenance fees are paid.

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

Regulations on Labor

The Employment Act 1968 of Singapore provides certain protections such as minimum notice periods, maximum working hours, maximum amount of deductions from wages, minimum holidays and rest days, maternity/paternity leave, paid childcare leave, sick leave, etc. Aside from certain minimum benefits, employees in Singapore are entitled to contributions to the central provident fund by the employer as prescribed under the Singapore Central Provident Fund Act 1953 (the “Singapore Central Provident Fund Act”). The specific contribution rate to be made by employers varies depending on whether the employee is a Singapore citizen or permanent resident in the private or public sector and the age group and wage band of the employee.

Malaysia

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

Regulations on Foreign Exchange

Ringgit is the lawful currency of Malaysia. Payments between persons in Malaysia shall be in ringgit, unless foreign currency is permitted under the foreign exchange policy (the “FEP”). BNM has a policy against the internationalization of ringgit, therefore ringgit exchange rates must be determined onshore in Malaysia, and there are restrictions on the outflow of ringgit under the FEP.

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

Regulations on E-commerce

The relevant laws governing Malaysia’s e-commerce include Electronic Commerce Act 2006, Digital Signature Act 1997, Consumer Protection Act 1999 (“CPA”), Consumer Protection (Electronic Trade Transactions) Regulations 2024 (“CPR 2024”), Sale of Goods Act 1957, Contracts Act 1950, and Personal Data Protection Act 2010, as amended by the Personal Data Protection (Amendment) Act 2024 (“Malaysia PDPA”).

Limitations and Liabilities of Platform Operators and E-commerce Sellers

Consumer rights are protected under the CPA, which requires sellers offering goods and services by electronic means to comply with certain standards. The CPA implies warranties among others as to reasonable care and skill, fitness for a particular purpose, reasonable time of completion and reasonable price, and prohibits misleading and deceptive conduct, the making of false or misleading representations and the imposition of unfair contract terms. Sellers are prohibited from applying false trade description under the Trade Descriptions Act 2011. E-commerce sellers are required to provide appropriate means to enable the buyer to rectify any errors prior to or after the confirmation of the order and shall acknowledge receipt of the order to the buyer without undue delay under CPR 2024. E-commerce sellers are also obligated, among other things, to bear the cost of re-delivery to buyers for defective or materially different goods received and are to disclose certain information on the website or online marketplace. Online marketplace operators, on the other hand, are required, among other things, to make complaint channels available to buyers and take reasonable steps to maintain transaction records and a record of the names, telephone numbers, address and other details of the person who supplies goods or services in the online marketplace.

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

Regulations on Personal Data Protection and Information Security

The Malaysia PDPA regulates the processing of personal data in commercial transactions. The Malaysia PDPA applies insofar as personal data of customer is processed (for example, name, identification card number, address, phone number, email address). The definition of “personal data” under the Malaysia PDPA includes any information in respect of commercial transactions, which relates directly or indirectly to a data subject, who is identified or identifiable from that information or from that and other information in the possession of a data user, including any sensitive personal data and expression of opinion about the data subject. The Malaysia PDPA was amended in 2024 and has introduced additional obligations and rights, including changes to cross-border transfer rules, an obligation to appoint a Data Protection Officer, mandatory data breach notification, data portability rights, among other things, and it has introduced additional penalties for violations of the Malaysia PDPA. These changes are scheduled to become effective in phases throughout the first half of 2025.

Regulations on Electronic Money

Electronic money (e-money) is a designated payment instrument under the Financial Services Act 2013 (“FSA”). It is defined as a payment instrument, whether tangible or intangible, that stores funds electronically in exchange of funds paid to the issuer, and can be used as a means of making payment to any person other than the issuer.

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

The Electronic money (e-money) policy document prescribes broad principles (relating to, among others, having adequate governance and operational requirements, proper risk management, transparency of terms, timely refund of stored value, and prevention of the use of e-money for financial crimes) and minimum standards to be observed by an issuer. An e-money scheme operator must place users’ funds in a trust account with a licensed banking institution and apply them in the manner prescribed. We are an approved issuer of e-money in Malaysia.

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

The merchant acquiring services policy document primarily sets out requirements on governance and oversight, operational risk management and information technology management of registered merchant acquirers, including the roles and responsibilities of directors and senior managers, minimum capital requirements for non-bank acquirers, and minimum checks and procedures to be conducted when on-boarding/ recruiting new merchants. As a financial services provider, a merchant acquirer may not engage in prohibited business conduct set out in Schedule 7 of the FSA, as supplemented by policy documents of BNM. We are a registered merchant acquirer in Malaysia.

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

Compounding of interest is prohibited and the moneylending agreement must be attested by any of the specified persons who must explain the terms thereof to the borrower. Any moneylending agreement entered into by an unlicensed moneylender is unenforceable. A licensed moneylender must apply for an advertisement permit to advertise its moneylending business, and also observe the operational requirements set out in the Moneylenders Act. We hold the moneylending license in Malaysia.

Regulations on Buy Now Pay Later (“BNPL”) Products

The Consumer Credit Bill aims at consolidating the credit industry regulatory framework in Malaysia and established an independent authority, known as the Consumer Credit Oversight Board, to focus on regulating credit businesses such as BNPL businesses, factoring and leasing, impaired loan buyers and debt collection agencies. Existing regulatory and supervisory authorities of the credit industry will continue to regulate their respective credit sectors in accordance with existing legislation. The second reading of the Consumer Credit Bill is scheduled for the next parliamentary session in the third quarter of 2025 and is expected to be gazetted by the end of 2025.

Regulations Relating to Game Business

Content moderation

Multimedia and communications activities are under the purview of the Malaysian Communications and Multimedia Commission, a statutory body established under the Malaysian Communications and Multimedia Commission Act 1998.

Section 211 of the Communications and Multimedia Act 1998 (“CMA”) provides that no content applications service provider shall provide content which is indecent, obscene, false, menacing, or grossly offensive in character with intent to annoy, abuse, threaten or harass any person. To the extent an online game falls within the definition of “content” and that the provision thereof through the Internet can be considered as “Internet content applications service,” such provision will apply. Pursuant to the CMA, the Content Code was issued to set out the guidelines and procedures for good practice and standards of content disseminated to audiences. This Content Code is enforced by the Malaysian Communications and Multimedia Content Forum and it sets out the guidelines and procedures for good practice and standards of content disseminated to audiences over the electronic network medium by service providers in the communications and multimedia industry. Compliance with the Content Code is voluntary but can be relied upon as a defense against any prosecution, action or proceeding of any nature whether in court or otherwise. Under the Content Code, the material disseminated must not include anything which offends good taste or decency, is offensive to public feeling, is likely to encourage crime or lead to disorder, or is abusive or threatening in nature.

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

Prevention and Eradication of Money Laundering

The Anti-Money Laundering, Anti-Terrorism Financing and Proceeds of Unlawful Activities Act 2001 (“AMLA”) is the statute that imposes obligations on prevention of money-laundering and terrorism financing. BNM is the competent authority under the AMLA.

Issuers of e-money and moneylenders are designated as reporting institutions with specific obligations under the AMLA to, among others, conduct customer due diligence, maintain records thereof, appoint a compliance officer, conduct audit on its compliance with the AMLA and guidelines issued by BNM, submit suspicious transaction reports, and submit cash threshold reports to BNM. The requirement on cash threshold reports for certain reporting institutions is applicable to customers and persons conducting single or multiple cash transactions within the same account on the same day for an amount equivalent to RM25,000 (US$5,593) and above.

Prevention and Eradication of Terrorism Financing and Proliferation Financing

The prevention of terrorism financing in the AMLA is through the obligations in Part VIA, which requires reporting institutions to maintain and update a sanctions database based on United Nations Security Council Resolutions (UNSCR) list and domestic list by the Minister of Home Affairs, and to screen the names of customers and any beneficial owners, beneficiaries (new, existing and potential) and related parties against the sanctions lists. A person on a sanctions list is referred to as a specified entity or designated person. Periodic reporting of positive name matches must be made to BNM by reporting institutions.

Regulations on Labor

Employment and industrial relations in Malaysia are mainly governed by the Employment Act 1955.

The requirements under the act apply to all employees that entered into a contract of service regardless of wages, with certain exceptions for prescribed categories of employees. The act provides for the minimum terms and conditions of employment, while the National Wages Consultative Council Act 2011 and Minimum Wages Order 2024 provide for the minimum salary to be paid to prescribed employees.

Aside from minimum benefits under the act, both employees and employers in Malaysia are required to contribute towards: the Employees Provident Fund, the Employment Insurance System as well as the Employees Social Security Fund. The contributions are premised on the statutorily prescribed rates under the Employees Provident Fund Act 1991, Employment Insurance System Act 2017 and Employees’ Social Security Act 1969.

Brazil

Regulations on E-commerce and Consumer Protection

Activities conducted on web platforms in Brazil are governed by Brazilian Federal Law No. 12,965/2014, known as the Brazilian Civil Rights Framework for the Internet (“Marco Civil da Internet”). This law establishes a comprehensive set of rights for internet users and corresponding obligations for internet service providers. It limits the liability of intermediary platforms for user-generated content under specific circumstances, while also imposing penalties (including fines) for non-compliance.

In conjunction with the Marco Civil da Internet, Brazilian Federal Law No. 8,078/1990 (the Brazilian Consumer Protection Code—“CDC”) outlines the legal principles and obligations applicable to consumer relations in Brazil. It regulates commercial practices, product and service liability, imposes strict liability on suppliers, provides for the reversal of the burden of proof in favor of consumers as the weaker party, establishes the joint and several liability across the supply chain, prohibits abusive contractual clauses, and governs advertising and the accuracy of information provided to consumers regarding products and services.

Additionally, various regulatory bodies play a key role in upholding consumer protection in Brazil. The National Consumer Secretariat (SENACON) and local consumer protection agencies (PROCONs) are responsible for monitoring compliance with consumer protection regulations, handling consumer complaints, and promoting a secure online environment. These agencies are vested with the authority to implement policies designed to enhance consumer trust and foster equitable practices among web platform providers.

Law No. 10.406/2002 (the “Brazilian Civil Code”), also provides essential legal principles applicable to contracts, including those formed in digital environments, such as a marketplace. It sets out the fundamental elements required for the validity of agreements—namely, consent, legal capacity, and a lawful purpose—extending its applicability to digitally-executed contracts.

Collectively, these legislative instruments afford significant protections to consumers while establishing clear operational standards for web platform businesses in Brazil.

Furthermore, pursuant to BCB Resolution No. 155/2021 (for payment institutions) and CMN Resolution No. 4,949/2021 (for financial institutions), entities licensed by the Central Bank of Brazil (“BCB”) must ensure fair and equitable treatment of clients throughout the provision of financial and payment services. These institutions are required to implement a formal policy governing their relationship with customers and to appoint a statutory officer responsible for overseeing compliance with these obligations.

Legislation Applicable to Financial Institutions in Brazil

Law No. 4,595/1964 (the “Brazilian Banking Law”) established the National Financial System (“SFN”) comprising the National Monetary Council (“CMN”), and BCB, as regulatory authorities, and Banco do Brasil S.A., the National Bank for Economic and Social Development (“BNDES”), and other public and private financial institutions.

Each category of financial institution within the SFN is subject to a specific regulatory framework tailored to its nature and activities. These frameworks are established through laws and regulations issued primarily by the CMN and BCB, and cover licensing, prudential requirements, corporate governance, risk management, internal controls, and conduct standards.

Regulations on Payment Institutions

Pursuant to Law No. 12,865/2013 (the “Payments Law”), payment institutions are legal entities regulated by BCB authorized to issue electronic money by managing prepaid payment accounts and performing payments processing. For prepaid payment accounts, they enable payment transactions funded by previously deposited resources, including the conversion of electronic money to physical or book-entry currency and vice-versa. Under BCB Resolution No. 80/2021, payment institutions must maintain certain minimum paid up capital and net equity amounts at all times, which vary based on the category and scope of their operations. To safeguard client funds in the event of bankruptcy, the Payments Law requires payment institutions issuing electronic money to segregate prepaid account funds from their own assets. These funds must be held either in an interest-bearing account with the BCB or federal government bonds registered with SELIC (the Brazilian treasuries system). We hold a payment institution license approved by BCB.

Payment institutions in Brazil are subject to a comprehensive set of legal and regulatory requirements established by BCB, which may vary depending on their specific business model, thresholds such as transaction volume, and size. Similar to financial institutions, the regulatory framework covers several areas, including risk management, corporate governance, AML, combating terrorism financing, cybersecurity, confidentiality, ombudsman services, internal auditing, and reporting obligations.

Direct Credit Companies

Direct Credit Companies (Sociedades de Crédito Direto—“SCDs”) are a category of financial institution that conduct credit operations exclusively through electronic platforms. SCDs are primarily regulated by CMN Resolution No. 5,050/2022.

SCDs may provide credit using their own capital or through specific funding lines granted by BNDES, all via digital platforms. They are authorized to offer personal loans, working capital loans, and financing for the acquisition of goods and services. SCDs, similar to other financial institutions, are required to implement high standards of transparency and compliance with regulations regarding consumer data protection and financial soundness. SCDs must also meet certain minimum capital amounts and net equity requirements at all times.

As a financial institution, the SCD is required to implement robust anti-money laundering (AML) programs to prevent and detect illicit activities, under Law No. 9,613/1998 and BCB Circular No. 3,978/2020. These obligations include conducting customer due diligence and know-your-customer procedures, monitoring transactions for suspicious activity, reporting suspicious transactions to the competent authorities, and maintaining records of financial operations. SCDs must also establish internal controls, provide ongoing training to employees, and ensure that their AML policies and procedures comply with applicable laws and regulations. We hold an SCD license approved by BCB.

Regulations Relating to Game Business

The Electronic Games Framework, Law no. 14.852/2024, regulates the manufacturing, importation, marketing, development and commercial use of electronic games, aiming to foster innovation and entrepreneurship in the sector while ensuring consumer protection, especially for children and teenagers.

For foreign game distributors, the law stipulates that they must comply with the same regulations as domestic companies. Game distributors are required to adhere to age classification guidelines set by the federal government, ensuring privacy and data protection, and promoting a safe gaming environment free from violence and discrimination.

Furthermore, the offering of electronic games to natural persons is also subject to consumer protection rules, for the acquisition of full game titles and/or for the acquisition of in-game products and cosmetics.

Regulations on Personal Data Protection and Information Security

The General Data Protection Law (Law No. 13,709/2018—“LGPD”) sets forth comprehensive rules for the collection, processing, storage, and transfer of personal data in Brazil. Key provisions include the legal basis under which personal data may be processed, specific obligations regarding the handling of security incidents involving personal data, and the rules governing the transfer and sharing of personal data. The law also establishes a range of penalties for non-compliance, which may include official warnings, orders to delete improperly processed personal data, monetary fines, or even the suspension of data processing activities altogether. Consequently, web platforms must adopt robust data security measures to protect users’ sensitive information, ensuring it is processed solely for the purposes clearly outlined in their privacy policies.

In August 2024, the Brazilian Data Protection Authority issued Resolution No. 19/2024 on international data transfers, establishing the criteria for recognizing the adequacy of foreign countries or international organizations for data transfers, as well as the contractual mechanisms required to lawfully carry out such international transfers.

Brazilian financial and payment institutions are also subject to specific data confidentiality obligations. Supplementary Law No. 105/2001 governs banking secrecy, while CMN Resolution No. 4,282/2013 also imposes banking secrecy requirements to payments institutions, outlining requirements for maintaining the confidentiality of transactions and services, except in cases explicitly authorized by law. In addition, CDC requires transparency in the collection and processing of consumer data, guaranteeing users the right to access, review, request corrections and demand exclusion of their stored information.

C.	Organizational Structure

Sea Limited is a holding company that does not have substantive operations. We conduct our business operations through our subsidiaries, branch offices, and consolidated affiliated entities. Our principal subsidiaries consist of the following entities (in chronological order based on their dates of incorporation):

•	Garena Online Private Limited, our wholly-owned subsidiary established in Singapore operating our digital entertainment business;

•	Shopee Limited, our wholly-owned subsidiary established in the Cayman Islands holding certain of our e-commerce subsidiaries;

•	Shopee Singapore Private Limited, our wholly-owned subsidiary established in Singapore operating our e-commerce business in Singapore;

•	PT Shopee International Indonesia, our wholly-owned subsidiary established in Indonesia operating our e-commerce business in Indonesia;

•	Sea Services Limited, our wholly-owned subsidiary established in the Cayman Islands which is an investment holding company for certain of our subsidiaries used mainly for holding treasury investments;

•	Sea Services Holdings Limited, our wholly-owned subsidiary established in the Cayman Islands which is an investment holding company primarily holding treasury investments;

•	Locust Walk A1 Holdings Limited, our wholly-owned subsidiary established in the Cayman Islands which holds certain minority investments; and

•	Shopee IP Singapore Private Limited, our wholly-owned subsidiary established in Singapore holding certain intellectual property.

Contractual Arrangements among Our VIEs, Their Shareholders and Us

The laws and regulations in some of our markets place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. To comply with the relevant laws and regulations, we and certain of our wholly-owned subsidiaries in the Cayman Islands and Singapore have entered into a series of contractual arrangements with certain VIEs and their shareholders who are local citizens. For the year ended December 31, 2024, revenue from all our VIEs (which excludes entities for which we have majority direct equity ownership) accounted for less than 3% of our total revenue. None of our VIEs is individually a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.

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

Our headquarters and our principal technical development facilities are located in Singapore, where we have leased approximately 72,000 square meters of office space, as of December 31, 2024. We also have local offices in other parts of Asia and Latin America.

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

Since our founding, we have achieved significant scale and growth. Our total revenue increased from US$12.4 billion in 2022 to US$16.8 billion in 2024, a CAGR of 16.2%. We had gross profit of US$5.2 billion, US$5.8 billion and US$7.2 billion in 2022, 2023 and 2024, respectively. We incurred net loss of US$1.7 billion, net income of US$162.7 million and US$447.8 million in 2022, 2023 and 2024, respectively.

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

•

In our digital financial services business, we mainly monetize by earning interest and fees from our credit and banking businesses, and earning fees from our mobile wallet services and our insurance business.

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

Finally, synergies among our digital financial services business and each of our e-commerce and digital entertainment businesses allow us to increase our user base and use cases, and benefit our monetization and cost efficiencies. At the same time, the large user base on Shopee may also increasingly explore other services and product offerings available on our digital financial services platform, such as our credit, banking and insurtech services.

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

	For the Year Ended December 31,
	2022		2023		2024
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Service revenue
E-commerce	6,187,620	49.7	7,885,185	60.3	10,862,263	64.6
Digital Financial Services	1,221,996	9.8	1,759,422	13.5	2,367,739	14.1
Digital Entertainment	3,877,163	31.1	2,172,009	16.6	1,910,589	11.3
Other Services(1)	53,557	0.5	125,769	1.0	120,672	0.7
Sales of goods(2)	1,109,369	8.9	1,121,175	8.6	1,558,603	9.3

Total revenue	12,449,705	100.0	13,063,560	100.0	16,819,866	100.0

(1)	Other services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.
(2)	Sales of goods revenue mainly comes from our e-commerce business.

The table below sets forth the revenue from external customers based on the geographical locations where the services were provided or goods were sold, both in absolute amount and as a percentage of total revenue for the periods indicated.

	For the Year Ended December 31,
	2022		2023		2024
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Southeast Asia	8,321,249	66.8	9,179,527	70.3	11,774,003	70.0
Latin America	2,043,918	16.4	2,193,758	16.8	3,276,281	19.5
Rest of Asia	1,727,187	13.9	1,496,433	11.4	1,591,487	9.4
Rest of the world	357,351	2.9	193,842	1.5	178,095	1.1

Total revenue	12,449,705	100.0	13,063,560	100.0	16,819,866	100.0

E-commerce

E-commerce service revenue consists of revenue generated from our e-commerce marketplace services and logistics services. Revenue from products owned and sold by us on our Shopee platform was recorded under sales of goods revenue as discussed below. Our e-commerce service revenue constituted 49.7%, 60.3% and 64.6% of our total revenue during 2022, 2023 and 2024, respectively.

We monetize Shopee’s marketplace model mainly by offering sellers paid advertising services, charging transaction-based fees, and charging for certain value-added services, including logistics.

Digital Financial Services

We generate revenue from our digital financial services business primarily from earning interest and fees from our credit and banking businesses, earning fees from our mobile wallet services and our insurance business. For loans receivable, interest and fees earned are recognized over the period of the loan based on the effective interest method. Our digital financial services revenue constituted 9.8%, 13.5% and 14.1% of our total revenue during 2022, 2023 and 2024, respectively.

Digital Entertainment

We generate revenue from our digital entertainment business primarily by selling in-game items to our game players. We recognize revenue ratably over the estimated service period. Our revenue generated from digital entertainment accounted for 31.1%, 16.6% and 11.3% of our total revenue in 2022, 2023 and 2024, respectively.

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

	For the Year Ended December 31,
	2022		2023		2024
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Cost of service
E-commerce	4,885,586	39.3	5,171,361	39.6	7,165,351	42.6
Digital Financial Services	254,138	2.0	279,745	2.1	348,424	2.1
Digital Entertainment	1,077,017	8.7	672,481	5.1	610,586	3.7
Other Services(1)	54,341	0.4	78,937	0.6	40,026	0.2
Cost of goods sold	993,346	8.0	1,027,389	7.9	1,450,391	8.6

Total cost of revenue	7,264,428	58.4	7,229,913	55.3	9,614,778	57.2

(1)	Other services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.

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

	For the Year Ended December 31,
	2022		2023		2024
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Other operating income	(279,184)	(2.2)	(221,021)	(1.7)	(180,443)	(1.1)
Sales and marketing expenses	3,269,223	26.3	2,779,223	21.3	3,472,686	20.6
General and administrative expenses	1,437,612	11.5	1,134,724	8.7	1,267,706	7.6
Provision for credit losses	513,690	4.1	633,942	4.8	776,937	4.6
Research and development expenses	1,376,501	11.0	1,164,126	8.9	1,206,050	7.2
Impairment of goodwill	354,943	2.9	117,875	0.9	–	–

Total operating expenses	6,672,785	53.6	5,608,869	42.9	6,542,936	38.9

Other Operating Income

Our other operating income consists primarily of rebates from e-commerce related logistic services provided by third parties.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of online and offline advertising expenses, sales incentives, and staff compensation and welfare expenses, which include share-based compensation for our employees engaged in sales and marketing functions. Our excess sales incentive, representing the sales incentive given exceeding the revenue we expect to receive on a transaction-by-transaction basis, was less than 10% of total revenue in 2024.

General and Administrative Expenses

Our general and administrative expenses consist primarily of facilities and other overhead expenses, depreciation and amortization expenses, impairment losses, external professional service expenses, and staff compensation and welfare expenses, which include share-based compensation for our employees engaged in general and administrative functions.

Provision for Credit Losses

Our provision for credit losses relates primarily to our credit business. Our provision for credit losses could increase with the growth of our lending activity and loans receivable or if the credit environment worsens. Changes in our lending activity, including regional mix and tenure variation, during the year may impact our annual credit loss provisioning expense during the year.

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

	For the Year Ended December 31,
	2022		2023		2024
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Selected Consolidated Statements of Operations Data:
Revenue:
Service revenue	11,340,336	91.1	11,942,385	91.4	15,261,263	90.7
Sales of goods	1,109,369	8.9	1,121,175	8.6	1,558,603	9.3

Total revenue	12,449,705	100.0	13,063,560	100.0	16,819,866	100.0
Cost of revenue:
Cost of service	(6,271,082)	(50.4)	(6,202,524)	(47.4)	(8,164,387)	(48.6)
Cost of goods sold	(993,346)	(8.0)	(1,027,389)	(7.9)	(1,450,391)	(8.6)

Total cost of revenue	(7,264,428)	(58.4)	(7,229,913)	(55.3)	(9,614,778)	(57.2)

Gross profit	5,185,277	41.6	5,833,647	44.7	7,205,088	42.8
Operating income (expenses):
Other operating income	279,184	2.2	221,021	1.7	180,443	1.1
Sales and marketing expenses	(3,269,223)	(26.3)	(2,779,223)	(21.3)	(3,472,686)	(20.6)
General and administrative expenses	(1,437,612)	(11.5)	(1,134,724)	(8.7)	(1,267,706)	(7.6)
Provision for credit losses	(513,690)	(4.1)	(633,942)	(4.8)	(776,937)	(4.6)
Research and development expenses	(1,376,501)	(11.0)	(1,164,126)	(8.9)	(1,206,050)	(7.2)
Impairment of goodwill	(354,943)	(2.9)	(117,875)	(0.9)	–	–
Total operating expenses	(6,672,785)	(53.6)	(5,608,869)	(42.9)	(6,542,936)	(38.9)

Operating (loss) income	(1,487,508)	(11.9)	224,778	1.7	662,152	3.9

Interest income	115,515	0.9	331,310	2.6	365,817	2.2
Interest expense	(45,396)	(0.4)	(41,075)	(0.3)	(38,341)	(0.2)
Net investment loss	(207,331)	(1.7)	(125,656)	(1.0)	(250,220)	(1.5)
Net gain on debt extinguishment	199,697	1.6	38,550	0.3	42,621	0.2
Foreign exchange (loss) gain	(75,510)	(0.6)	4,487	0.0	(3,246)	(0.0)

(Loss) Income before income tax and share of results of equity investees	(1,500,533)	(12.1)	432,394	3.3	778,783	4.6
Income tax expense	(168,395)	(1.4)	(262,680)	(2.0)	(321,168)	(1.9)
Share of results of equity investees	11,156	0.1	(7,032)	(0.1)	(9,788)	(0.1)

Net (loss) income	(1,657,772)	(13.3)	162,682	1.2	447,827	2.7

	For the Year Ended December 31,
	2022	2023	2024
	(US$ thousands)
Gross profit/(loss):
Services
E-commerce	1,302,034	2,713,824	3,696,912
Digital Financial Services	967,858	1,479,677	2,019,315
Digital Entertainment	2,800,146	1,499,528	1,300,003
Other Services	(784)	46,832	80,646
Sales of goods	116,023	93,786	108,212

Total gross profit	5,185,277	5,833,647	7,205,088

	For the Year Ended December 31,
	2022	2023	2024
	(Percentage)
Gross margin:
Services
E-commerce	21.0	34.4	34.0
Digital Financial Services	79.2	84.1	85.3
Digital Entertainment	72.2	69.0	68.0
Other Services	(1.5)	37.2	66.8
Sales of goods	10.5	8.4	6.9

Total gross margin	41.6	44.7	42.8

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue

Our total revenue increased by 28.8% from US$13.1 billion in 2023 to US$16.8 billion in 2024.

•

E-commerce: Our e-commerce service revenue increased by 37.8% from US$7.9 billion in 2023 to US$10.9 billion in 2024. This is mainly due to the growth of GMV, as GMV grew 28.0% from US$78.5 billion in 2023 to US$100.5 billion in 2024. Average order value on Shopee decreased slightly to approximately US$9 in 2024, as compared to approximately US$10 in 2023, while our orders volume grew 33.0% from 8.2 billion in 2023 to 10.9 billion in 2024.

•

Digital Financial Services: Our digital financial services revenue increased by 34.6% from US$1.8 billion in 2023 to US$2.4 billion in 2024. This is mainly due to growth of our credit business as our lending activities increased and our loans receivable grew from US$2.5 billion as at December 31, 2023 to US$4.2 billion as at December 31, 2024.

•

Digital Entertainment: Our digital entertainment revenue decreased by 12.0% from US$2.2 billion in 2023 to US$1.9 billion in 2024. The decrease was primarily driven by higher bookings in 2022 compared to 2023, which resulted in more revenue being deferred and subsequently recognized in 2023. On the other hand, bookings for 2024 is higher than 2023, as average Game QAUs increased by 18.0% from 527.2 million in 2023 to 622.3 million in 2024, while average Game QPUs increased by 25.5% from 40.2 million in 2023 to 50.5 million in 2024.

•	Sales of goods: Revenue increased by 39.0% from US$1.1 billion in 2023 to US$1.6 billion in 2024, primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 33.0% from US$7.2 billion in 2023 to US$9.6 billion in 2024.

•

E-commerce: Cost of revenue increased by 38.6% from US$5.2 billion in 2023 to US$7.2 billion in 2024. The increase was primarily driven by the increase in logistics costs as orders volume grew 33.0% from 8.2 billion in 2023 to 10.9 billion in 2024.

•

Digital Financial Services: Cost of revenue increased by 24.6% from US$279.7 million in 2023 to US$348.4 million in 2024, primarily driven by interest expenses due to the growth in customer deposits under our banking business, and server and hosting expenses.

•

Digital Entertainment: Cost of revenue dropped by 9.2% from US$672.5 million in 2023 to US$610.6 million in 2024, primarily from payment channel costs, which was largely in line with the decrease in digital entertainment revenue.

•	Cost of goods sold: Cost of goods sold increased by 41.2% from US$1.0 billion in 2023 to US$1.5 billion in 2024. The increase was largely in line with the increase in our revenue from sales of goods.

Gross Profit

As a result of the foregoing, our gross profit grew 23.5% from US$5.8 billion in 2023 to US$7.2 billion in 2024. Our gross margin was 44.7% in 2023, as compared to 42.8% in 2024, primarily due to a shift in gross profit mix. The contribution from our higher-margin digital entertainment business decreased, while our lower-margin e-commerce business made up a larger share of our gross profit.

Other Operating Income

Our other operating income decreased by 18.4% from US$221.0 million in 2023 to US$180.4 million in 2024 primarily due to lower rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 25.0% from US$2.8 billion in 2023 to US$3.5 billion in 2024. The increase in sales and marketing expenses in 2024 was mainly from our e-commerce and digital financial services businesses. The increase in marketing expenses for our e-commerce business was primarily driven by online marketing efforts and higher marketing incentives, as we continue to grow the e-commerce business across our markets. The increase in marketing expenses for our digital financial services business was primarily driven by investments in user acquisition and user retention.

General and Administrative Expenses

Our general and administrative expenses increased by 11.7% from US$1.1 billion in 2023 to US$1.3 billion in 2024. The increase was primarily due to an increase in staff compensation and welfare expenses from higher staff headcount, as well as one-time expenses related to the settlement of two securities class actions in 2024.

Provision for Credit Losses

Our provision for credit losses increased by 22.6% from US$633.9 million in 2023 to US$776.9 million in 2024, primarily driven by an increase in lending activity during the year, in line with the growth in our loan book as our loans receivable increased by 67.4%, from US$2.5 billion as at December 31, 2023 to US$4.2 billion as at December 31, 2024.

Research and Development Expenses

Our research and development expenses were relatively stable at US$1.2 billion for 2023 and 2024.

Impairment of Goodwill

We recorded nil impairment of goodwill in 2024, compared to US$117.9 million in 2023. The goodwill impairment in 2023 was primarily due to the change in carrying amount of goodwill associated with our prior acquisition.

Other Income, Expenses, Gains and Losses

Our interest income, interest expense, net investment loss, net gain on debt extinguishment, and foreign exchange (loss) gain was a net income of US$207.6 million in 2023 compared to US$116.6 million in 2024. The lower non-operating income was mainly due to higher investment losses recognized in 2024, partially offset by higher interest income.

Income before Income Tax and Share of Results of Equity Investees

As a result of the foregoing, we had income before income tax and share of results of equity investees of US$432.4 million in 2023 and US$778.8 million in 2024.

Income Tax Expense

We had an income tax expense of US$262.7 million in 2023 and US$321.2 million in 2024. The higher income tax expense was primarily due to higher income tax expenses incurred by our e-commerce and digital financial services businesses.

Share of Results of Equity Investees

We had share of loss of equity investees of US$7.0 million in 2023 and US$9.8 million in 2024.

Net Income

As a result of the foregoing, we had net income of US$162.7 million in 2023 compared to US$447.8 million in 2024.

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

•

Digital Financial Services: Our digital financial services revenue increased by 44.0% from US$1.2 billion in 2022 to US$1.8 billion in 2023. This is mainly due to growth of our credit business as our lending activities increased and our loans receivable grew from US$2.1 billion as at December 31, 2022 to US$2.5 billion as at December 31, 2023.

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

Provision for Credit Losses

Our provision for credit losses increased by 23.4% from US$513.7 million in 2022 to US$633.9 million in 2023, primarily driven by an increase in lending activity during the year, in line with the growth in our loan book as our loans receivable increased by 21.3%, growing from US$2.1 billion as at December 31, 2022 to US$2.5 billion as at December 31, 2023. As our loan cycle was generally less than one year in the past two years, an increase in our lending activity during the year therefore tended to increase our annual credit loss provisioning expense during the year at a higher rate than our outstanding gross loans receivable balance at year-end.

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

Segment Reporting

We have three reportable segments, namely, e-commerce, digital financial services and digital entertainment. The chief operating decision maker (“CODM”), comprising our senior management team, reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment.

Information about segments during the years ended December 31, 2022, 2023 and 2024 presented were as follows:

	For the Year ended December 31, 2024
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Total

	(US$ thousands)
Revenue	12,415,231	2,367,739	1,910,589	126,307	16,819,866
Less(2)
Cost of revenue	(8,611,530)	(348,424)	(610,586)	–
Sales and marketing expenses	(2,966,084)	(298,386)	(117,556)	–
Provision for credit losses	–	(771,407)	–	–
Other operating expenses(3)	(977,048)	(292,020)	(203,626)	(170,210)

Operating segment (loss) income	(139,431)	657,502	978,821	(43,903)	1,452,989

Unallocated expenses(4)					(790,837)

Operating income					662,152
Non-operating income, net					116,631
Income tax expense					(321,168)
Share of results of equity investees					(9,788)

Net income					447,827

	For the Year ended December 31, 2023
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Total

	(US$ thousands)
Revenue	9,000,848	1,759,422	2,172,009	131,281	13,063,560
Less(2)
Cost of revenue	(6,194,900)	(279,745)	(672,481)	–
Sales and marketing expenses	(2,510,693)	(116,445)	(104,721)	–
Provision for credit losses	–	(630,300)	–	–
Other operating expenses(3)	(845,725)	(242,723)	(216,936)	(188,009)

Operating segment (loss) income	(550,470)	490,209	1,177,871	(56,728)	1,060,882

Unallocated expenses(4)					(836,104)

Operating income					224,778
Non-operating income, net					207,616
Income tax expense					(262,680)
Share of results of equity investees					(7,032)

Net income					162,682

	For the Year ended December 31, 2022
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Total

	(US$ thousands)
Revenue	7,288,677	1,221,996	3,877,163	61,869	12,449,705
Less(2)
Cost of revenue	(5,871,475)	(254,058)	(1,077,017)	–
Sales and marketing expenses	(2,328,636)	(508,089)	(268,061)	–
Provision for credit losses	–	(494,622)	–	–
Other operating expenses(3)	(1,101,926)	(242,491)	(560,669)	(314,031)

Operating segment (loss) income	(2,013,360)	(277,264)	1,971,416	(252,162)	(571,370)

Unallocated expenses(4)					(916,138)

Operating loss					(1,487,508)
Non-operating loss, net					(13,025)
Income tax expense					(168,395)
Share of results of equity investees					11,156

Net loss					(1,657,772)

(1)	A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.
(2)	The significant expenses categories and amounts align with the segment-level information that is regularly provided to the CODM.
(3)

Other operating expenses for E-commerce and Digital Entertainment include general and administrative expenses, research and development expenses, provision for credit losses and other operating income. Other operating expenses for Digital Financial Services include general and administrative expenses, research and development expenses and other operating income.

(4)

Unallocated expenses are mainly related to share-based compensation, impairment of goodwill of prior acquisitions that are not under our reportable segments, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands and our primary business operations are conducted through our subsidiaries, branch offices and consolidated affiliated entities. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains.

Singapore

Our subsidiaries incorporated in Singapore are subject to the Singapore corporate tax of 17% in 2022, 2023 and 2024. Garena Online Private Limited was granted a five-year development and expansion incentive by the Singapore Economic Development Board, or the EDB, commencing from January 1, 2022, which grant a concessionary tax rate of 10.5% from January 1, 2022 to December 31, 2026 on qualifying income, subject to certain terms and conditions imposed by the EDB.

Others

Subsidiaries incorporated in other jurisdictions are subject to the respective applicable corporate income tax rates of those jurisdictions.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have historically been cash generated from operating activities and financing activities including customer deposits under our banking business. The principal driver of our operating cash flows is cash received from sales of our services and products, including proceeds from our sales of in-game virtual items in our digital entertainment business, fees from paid advertising services, transaction-based fees, value-added services and proceeds from direct sales of goods in our e-commerce business, interest and fees received from our credit and banking businesses, fees from our mobile wallet services and from our insurance business, offset by operating expenses.

As of December 31, 2022, 2023 and 2024, we had US$7.6 billion, US$4.2 billion and US$4.1 billion, respectively, in cash, cash equivalents and restricted cash. Cash and cash equivalents consist of cash on hand, demand deposits and money market funds placed with banks and other financial institutions which are unrestricted as to withdrawal and use and have original maturities of three months or less. Restricted cash mainly comprise monies received that are held in escrow in connection with our e-commerce business and mobile wallet in connection with our digital financial services business. Our cash, cash equivalents and restricted cash are primarily denominated in U.S. dollars as well as in local currencies of the markets where we operate. We believe that our cash and cash equivalents, together with cash generated from operating and short-term investments, will be sufficient to meet our anticipated cash needs and obligations for the next 12 months. We may also access capital markets or credit facilities should we require additional working capital.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2022	2023	2024
	(US$ thousands)
Net cash (used in) generated from operating activities	(1,055,692)	2,079,688	3,277,420
Net cash used in investing activities	(2,428,809)	(5,804,462)	(5,040,846)
Net cash generated from financing activities	400,256	366,011	1,684,493
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(143,511)	(7,964)	(83,139)
Net decrease in cash, cash equivalents and restricted cash	(3,227,756)	(3,366,727)	(162,072)
Cash, cash equivalents and restricted cash at beginning of year	10,838,140	7,610,384	4,243,657
Cash, cash equivalents and restricted cash at end of year(1)	7,610,384	4,243,657	4,081,585

(1)	As of December 31, 2022, cash and cash equivalents of US$13.2 million was included in assets held for sale within prepaid expenses and other assets.

Operating Activities

Net cash generated from operating activities amounted to US$3.3 billion in 2024 compared to net cash generated from operating activities of US$2.1 billion in 2023. The difference was mainly due to increase in net income of US$285.1 million and increase in change in deferred revenue of US$607.1 million.

The main drivers for the increase in net income are:

•	higher e-commerce and digital financial services gross profits in 2024 due to growth of GMV from our e-commerce business and growth of the credit business;

•

partially offset by higher sales and marketing expenses in 2024 primarily driven by online marketing efforts, user acquisition and retention, and higher marketing incentives as we continue to grow our businesses; and

•

higher general and administrative expenses in 2024 primarily due to an increase in staff cost from higher staff headcount, as well as one-time expenses related to the settlement of two securities class actions in 2024.

The increase in change in deferred revenue is due to stronger bookings in 2024 for our digital entertainment business. Bookings refer to GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue and are used as an approximation of cash spent by our users.

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

Investing Activities

Net cash used in investing activities amounted to US$5.0 billion in 2024. This was primarily attributable to purchase of investments of US$9.6 billion mainly consisting of time deposits and liquid investment products, an increase in loans receivable of our credit business of US$2.5 billion and purchase of property and equipment of US$318.1 million. These were partially offset by proceeds from maturity and disposal of investments of US$7.4 billion.

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

Financing Activities

Net cash generated from financing activities amounted to US$1.7 billion in 2024. This was primarily attributable to an increase in bank customer deposits of US$1.3 billion and settlement of capped call for the 2024 convertible notes of US$429.0 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period mainly include our convertible notes obligations, capital expenditures, other short-term working capital commitments, bank customer deposits, and other contractual cash obligations. We believe that our cash and cash equivalents, together with cash generated from operating and short-term investments, will be sufficient to meet our anticipated cash needs and obligations for the next 12 months.

Convertible Notes

Our convertible notes obligations, including scheduled interest, were approximately US$2.7 billion as of December 31, 2024, based on the contractual maturity assuming no conversion subsequent to December 31, 2024.

In November 2019, we completed an offering of 1.00% convertible senior notes in an aggregate principal amount of US$1.15 billion, or the 2024 convertible notes. These 2024 convertible notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. These 2024 convertible notes matured in December 2024. Prior to 2024, holders of an aggregate of US$998.0 million principal amount of our 2024 convertible notes elected to convert their notes. In 2024, holders of the remaining US$152.0 million principal amount of our 2024 convertibles notes elected to convert prior to the notes’ maturity in December 2024.

In connection with the pricing of the 2024 convertible notes, we entered into capped call transactions with certain financial institutions. During the year ended December 31, 2024, we settled such capped call transactions of the 2024 convertible notes. The proceeds received were recorded as an increase in additional paid-in capital.

In May 2020, we completed an offering of 2.375% convertible senior notes in an aggregate principal amount of US$1.15 billion, or the 2025 convertible notes. These 2025 convertible notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. The notes will mature in December 2025. Note holders have the right, at their option, to convert the outstanding principal amount in whole or in part in integral multiples of US$1,000 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business on the business day immediately preceding September 1, 2025; or (ii) anytime on or after September 1, 2025 until the close of business on the second scheduled trading day immediately preceding the maturity date. On or after May 19, 2023, we may redeem for cash all or any part of the notes, if certain conditions are met, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. We may also redeem for cash all but not part of the notes at any time if less than US$100 million aggregate principal amount of notes remains outstanding at such time. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity date. The notes may be converted, in whole or in part, into our ADSs at an initial conversion rate of 11.0549 ADSs per US$1,000 principal amount (equivalent to approximately US$90.46 per ADS), subject to certain anti-dilution and make-whole fundamental change adjustments. Upon conversion, we have the right, at our option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to converting holders. As of March 31, 2025, holders of an aggregate of US$0.5 million principal amount of our 2025 convertible notes have elected to convert, and approximately US$1.15 billion principal amount of our 2025 convertible notes remained outstanding.

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

In September 2021, we completed a registered offering of 0.25% convertible senior notes in an aggregate principal amount of US$2.875 billion, or the 2026 convertible notes. The notes will mature in September 2026. Note holders have the right, at their option, to convert the outstanding principal amount in whole or in part in integral multiples of US$1,000 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business on the business day immediately preceding June 15, 2026; or (ii) anytime on or after June 15, 2026 until the close of business on the second scheduled trading day immediately preceding the maturity date. On or after September 15, 2024, we may redeem for cash all or any part of the notes, if certain conditions are met, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. We may also redeem for cash all but not part of the notes at any time if less than US$250 million aggregate principal amount of notes remains outstanding at such time. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity date. The notes may be converted, in whole or in part, into our ADSs at an initial conversion rate of 2.0964 ADSs per US$1,000 principal amount (equivalent to approximately US$477.01 per ADS), subject to certain anti-dilution and make-whole fundamental change adjustments. Upon conversion, we have the right, at our option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to converting holders. During fiscal year 2024, we repurchased US$329.4 million aggregate of principal amount of our 2026 convertible notes. As of March 31, 2025, approximately US$1.33 billion aggregate of principal amount of our 2026 convertible notes remained outstanding.

For further information, refer to Note 13 – Convertible Notes in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

Capital Expenditures

Our capital expenditures amounted to US$976.3 million, US$258.3 million and US$321.6 million in 2022, 2023 and 2024, respectively. Capital expenditure was incurred for purchases of property and equipment and software, and costs for developing software for internal use. We will continue to make capital expenditures to meet the needs of our business and expect that our cash and cash equivalents, together with cash generated from operating and short-term investments will meet our capital expenditure needs in the foreseeable future.

Deposits Payable

As of December 31, 2024, our consolidated balance sheets had deposits payable of US$2.7 billion, which are customer deposits from our banking business.

Other Contractual Cash Obligations

Our operating lease obligations, including imputed interest, were US$1.4 billion as of December 31, 2024, of which US$313.5 million is payable within the next 12 months. Our obligations for leases that have not yet commenced, including imputed interest, were US$501.5 million as of December 31, 2024, of which US$18.1 million is payable within the next 12 months. For further information on our leases, refer to Note 9 – Leases in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

We have purchase commitments of US$116.4 million as of December 31, 2024, including US$50.7 million to purchase property and equipment and hosting services, US$4.0 million committed licensing fee payable for the licensing of game titles, and US$61.7 million commitment to invest in certain companies. The aggregate of our purchase commitments payable within the next 12 months is US$96.2 million. For further information, refer to Note 23 – Commitments and Contingencies in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

We have commitments to pay a minimum guarantee of royalty fees to game developers for certain online games we licensed. As of December 31, 2024, the minimum guarantee commitment amounted to US$30.9 million for launched games as well as licensed but yet to be launched games, of which US$29.3 million is payable within the next 12 months. For further information, refer to Note 23 – Commitments and Contingencies in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

Our banking business in Singapore, Indonesia and the Philippines have commitments to extend credit to our respective customers under committed facilities. As of December 31, 2024, bank customers can draw down on a total undrawn credit limit of US$0.2 million under such committed facilities.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

Our weighted-average performance obligation period for our paying users used for the purposes of revenue recognition was 17 months as of December 31, 2024. Based on the deferred revenue and payment channel costs amounts as at December 31, 2024, a one-month decrease in the average paying user lifespan for each of our online games would result in an approximately US$27.9 million decrease in deferred revenue balance and US$4.9 million decrease in deferred payment channel costs. Conversely, a one-month increase in the average paying user lifespan for each of our games would result in an approximately US$19.9 million increase in deferred revenue balance and US$3.4 million increase in deferred payment channel costs balance.

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

In such circumstances, the fair value of the investment is measured using the Market Adjusted Option Pricing Model Backsolve, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees, liquidity factors and a selection of comparable companies. The most significant unobservable input used in this model is the market adjustment. Market adjustment represents the estimated range of changes in industry valuations since the investee’s last external valuation. As at December 31, 2024, a 5 percentage points increase in the market adjustment input would have resulted in a decrease in the impairment charges by approximately US$5.4 million. Conversely, a 5 percentage points decrease would have resulted in an increase in the impairment charges by approximately US$5.7 million.

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

There were no new share options granted during the year ended December 31, 2024.

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

Impairment of Long-lived Assets in E-commerce Segment

We evaluate our long-lived assets for impairment when there are events or changes in circumstances which indicate that the carrying amounts of the long-lived assets may not be recoverable. Due to the losses incurred by the E-commerce segment, we evaluate the related long-lived assets for impairment at the asset group level by comparing the carrying amount of the asset group to the recoverable value determined by forecasted undiscounted cash flows expected to be generated by this asset group. If the carrying amount of the asset group exceeds the forecasted undiscounted cash flows, we would then be required to compare the estimated fair value of the asset group to its carrying amount to determine the amount of impairment, if any, to record against the long-lived assets in the asset group. As of December 31, 2024, our long-lived assets in the E-commerce segment amounted to approximately 88.5% of our total long-lived assets and no impairment had been provided.

The accounting estimates related to impairment of long-lived assets is critical due to the magnitude of the carrying amount of long-lived assets and management’s judgment is required in estimating the recoverable value (undiscounted cash flows) of the asset group, which are sensitive to key assumptions such as projected revenue and sales and marketing expenses. As at December 31, 2024, the recoverable value assessed exceeded the carrying amount of the asset group by a substantial margin.

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

We performed our annual goodwill impairment testing in the fourth quarter of 2024. Our reporting units with material goodwill had estimated fair value exceeded the carrying value by more than 10%.

Allowance for Credit Losses

We established allowances for credit losses for accounts receivable, loans receivable, off-balance sheet loan commitments and available-for-sale investments, the most significant of which is the allowances associated with our consumer and SME loans receivable from our digital financial services business.

For our consumer and SME loans receivable, we establish a provision matrix applied on the portfolio segmented by factors such as geographic region and products that are considered to have similar credit characteristics and risk of loss. We compute our allowance for credit loss based on our historical lifetime credit loss experience, adjusted for relevant forward-looking factors. We utilize models such as transition matrix method based on roll rates and then transformed, taking into account expected future delinquency rate to estimate the likelihood that a loan will default over a given period of time, net of any estimated recoveries. These models utilize information that is available at the reporting date about past events, current conditions, estimated recovery rate and macro-economic forecasts. As at December 31, 2024, a relative 5% decrease in the estimated recovery rate would have resulted in an increase in the allowance for credit losses by approximately US$17.9 million. Conversely, a relative 5% increase in the estimated recovery rate would have resulted in a decrease in the allowance for credit losses by approximately US$21.7 million.

Recent Accounting Pronouncements

The recent accounting pronouncement adopted during the year ended December 31, 2024 is discussed and included in Note 2(z) – Summary of Significant Accounting Policies – Recently adopted accounting pronouncements in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

The recently issued accounting pronouncements not yet adopted during the year ended December 31, 2024 is discussed and included in Note 2(aa) – Summary of Significant Accounting Policies – Recently issued accounting pronouncements not yet adopted in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Forrest Xiaodong Li	47	Chairman and Chief Executive Officer
Gang Ye	44	Director and Chief Operating Officer
David Heng Chen Seng	58	Independent Director
Khoon Hua Kuok	46	Independent Director
Silvio Savarese	53	Independent Director
Jessica Sin Yin Tan	48	Independent Director
David Y Ma	44	Director
Chris Zhimin Feng	42	President
Tony Tianyu Hou	46	Chief Financial Officer
Terry Feng Zhao	41	President of Garena
Yanjun Wang	44	Chief Corporate Officer, General Counsel and Company Secretary
David Jingye Chen	44	Chief Product Officer of Shopee

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

David Heng Chen Seng has served as our director since October 2017. David is the Chief Executive Officer of Temasek Trust Asset Management, a Singapore based global asset management firm established by Temasek Trust. Under his leadership, Temasek Trust Asset Management operates two core investment units – ABC Impact and Temasek Trust Capital. David has over 25 years of experience in the investment industry. Over a span of 14 years, David held senior leadership roles in Singapore-headquartered global investment company Temasek, including head of real estate, head of Japan and Korea, joint head of consumer, as well as joint head of China. Prior to Temasek, David was with Deutsche Bank AG. He currently serves as a director at Seatown Holdings and Temasek Trust Asset Management, among other appointments, and the Centre for Impact Investing and Practices. He also sits on the investment committees of ABC Impact and decarbonization investment platform GenZero. David holds an M.B.A. degree from the University of Hull (United Kingdom) and a Bachelor of Engineering degree from the University of Canterbury (New Zealand).

Khoon Hua Kuok has served as our director since October 2017. He currently serves as the Chairman and Chief Executive Officer of Kerry Properties Limited (a listed company in Hong Kong). Khoon Hua is the Chairman of Kerry Holdings Limited and a Director of Kerry Group Limited and Kuok (Singapore) Limited. He also serves as the Vice Chairman and a Non-Executive Director of Kerry Logistics Network Limited (a listed company in Hong Kong), a Non-Executive and Non-Independent Director of Wilmar International Limited (a listed company in Singapore). Khoon Hua holds a Bachelor’s degree in Economics from Harvard University in the United States.

Silvio Savarese has served as our director since August 2024. Dr. Savarese currently serves as Executive Vice President and Chief Scientist of Salesforce Research where he leads the AI Research organization and various AI related investments and shapes its scientific direction and long-term AI strategy. He has been in this position since April 2021. Dr. Savarese has also been an adjunct professor of Computer Science at Stanford University since April 2021, and was previously an associate professor with tenure from April 2017 to April 2021 and an assistant professor from September 2013 to April 2017. Prior to Stanford, he was an assistant professor of Electrical and Computer Engineering at the University of Michigan from 2008 to 2013. Dr. Savarese earned his Ph.D. in Electrical Engineering from the California Institute of Technology.

Jessica Sin Yin Tan has served as our director since August 2024. Jessica served as the Group co-CEO and Executive Director of Ping An Group between January 2013 and December 2023. She is also a member of the board of directors of Ping An Bank Co Ltd., listed on the Shenzhen Stock Exchange. Prior to joining Ping An Group, Jessica was a global partner at McKinsey & Company from June 2000 to December 2012 in its United States and Asia offices. She is also on the boards of the Central Provident Fund Board, the National Healthcare Group, and the Agency Integrated Care, three non-profit organizations in Singapore. Jessica is a member of the advisory panel of the Monetary Authority of Singapore and the World Bank Private Sector Investment Lab. Jessica holds a master’s degree in Electrical Engineering and Computer Science and two Bachelor’s degrees in Electrical Engineering and Economics from the Massachusetts Institute of Technology.

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

Tony Tianyu Hou joined our company in September 2010 and has served as our financial controller, and subsequently as our Chief Financial Officer since January 2013. He previously served as our director from February 2018 to August 2024. Before joining us, Tony was an audit senior manager at Ernst & Young, where he worked from October 2000 to September 2010 in both China and the U.S. Tony is a non-practicing U.S. Certified Public Accountant and a non-practicing member of the Chinese Institute of Certified Public Accountants. He holds an M.B.A. degree from the University of Chicago’s Booth School of Business and a bachelor’s degree in Accounting from Fudan University.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid and accrued fees and compensation in cash (excluding equity-based awards) of approximately US$2.96 million to our directors and executive officers as a group.

On April 17, 2022, the board of directors of the company canceled authorized grants from May 2019 to Forrest and certain other employees of options to purchase 20 million and 30 million Class A ordinary shares of the company, respectively, at US$22.50 per share. At the time of cancellation, these options had not been granted. In substitution of these canceled options, the board of directors of the company awarded the executive officers of the company options to purchase up to a total of 30 million Class A ordinary shares at US$120 per share, including options to purchase five million Class A ordinary shares to Forrest. These options will vest every three months over a period of five years commencing April 30, 2022 and will expire 10 years after the grant date. These awards have been granted to the executive officers in April 2022. In 2024, the board of directors of the company approved the cancellation of unvested options to purchase 6.6 million Class A ordinary shares to certain executive officers from the aforesaid April 2022 awards and substituted with 2.2 million restricted share units to the affected executive officers. Such restricted share units were to vest over the remaining vesting period of the cancelled options, subject to the same vesting terms and conditions. The substitution did not have any financial impact on our share-based compensation expenses. In addition, a total of 78,324 restricted share units were granted to our directors and executive officers in 2024, among which 58,324 restricted share units had fully vested within the year of 2024 and therefore do not show in the table below regarding the outstanding awards to our directors and executive officers as of December 31, 2024. For more information on share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

2009 Share Incentive Plan

We adopted the 2009 Plan to promote the success of our business and the interests of our shareholders by providing additional incentives to attract, motivate, retain and reward our officers, employees, directors and other eligible persons and to link the interests of the award recipients with our shareholders. In February 2018, our board of directors approved automatic increases on January 1 of each of 2019, 2020, 2021 and 2022 of the maximum aggregate number of ordinary shares which may be issued under the 2009 Plan by 5% of the total number of ordinary shares of all classes of the company outstanding on that day immediately before the increase. In addition, in July 2019, our board of directors approved a one-time increase of the maximum aggregate number of shares which may be issued pursuant to the 2009 Plan by three million, and at the same time reduced three million shares from the scheduled automatic increase of shares pursuant to the aforesaid automatic annual increase mechanism on January 1, 2020. In April 2022, our board of directors approved the amendment and restatement of the 2009 Plan to increase the maximum aggregate number of shares available under the 2009 Plan, pursuant to which on January 1 of each of 2023, 2024, 2025 and 2026, the maximum aggregate number of ordinary shares which may be issued under the 2009 Plan will increase by 3% of the total number of ordinary shares of all classes of the company outstanding on that day immediately before the increase. Currently, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2009 Plan is 228,561,966. The awards expire 10 years after the date of the grant.

As of March 31, 2025, outstanding awards granted under the 2009 Plan consisted of (i) options to purchase 41,783,266 Class A ordinary shares, (ii) 12,737,386 restricted Class A ordinary share units, and (iii) 191,484 share appreciation rights.

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

The table below sets forth certain information as of December 31, 2024 concerning the outstanding awards we have granted to our directors and executive officers by the time on an individual basis.

Name	Class A Ordinary Shares Underlying Outstanding Awards Granted	Price (US$/Share)	Date of Grant	Date of Expiration
Forrest Xiaodong Li	5,500,000(1)(3)	15.0	April 30, 2019	April 30, 2029
	5,000,000(1)(3)	15.0	April 30, 2020	April 30, 2030
	5,000,000(1)	120.0	April 17, 2022	April 17, 2032
Gang Ye	1,650,000(1)	15.0	February 28, 2018	February 28, 2028
	2,000,000(1)	120.0	April 17, 2022	April 17, 2032
	833,333(2)	—	April 30, 2024	—
David Heng Chen Seng	*(2)	—	October 19, 2021	—
Khoon Hua Kuok	2,500(2)	—	October 19, 2021	—
David Y Ma	*(1)	120.0	April 17, 2022	April 17, 2032
	*(2)	—	May 15, 2023	—
Silvio Savarese	*(2)	—	August 12, 2024	—
Jessica Sin Yin Tan	*(2)	—	August 12, 2024	—
Chris Zhimin Feng	4,000,000(1)	15.0	February 28, 2018	February 28, 2028
	4,000,000(1)	15.0	February 28, 2019	February 28, 2029
	2,400,000(1)	120.0	April 17, 2022	April 17, 2032
	1,000,000(2)	—	April 30, 2024	—
Tony Tianyu Hou	*(1)	15.0	February 28, 2018	February 28, 2028
	*(1)	120.0	April 17, 2022	April 17, 2032
	*(2)	—	July 31, 2023	—
Terry Feng Zhao	*(1)	15.0	January 31, 2019	January 31, 2029
	*(1)	120.0	April 17, 2022	April 17, 2032
Yanjun Wang	*(1)	15.0	February 28, 2018	February 28, 2028
	*(1)	120.0	April 17, 2022	April 17, 2032
	*(2)	—	July 31, 2023	—
David Jingye Chen	1,650,000(1)	15.0	February 28, 2018	February 28, 2028
	2,000,000(1)	120.0	April 17, 2022	April 17, 2032
All directors and executive officers as a group	44,599,167

*	Each of these directors and executive officers beneficially owns less than 1% of our total outstanding shares as of December 31, 2024.
(1)	Represents options to purchase Class A ordinary shares.
(2)	Represents unvested restricted shares units for Class A ordinary shares.
(3)

Granted pursuant to the previously disclosed authorization by our board of directors on April 8, 2018 of options to purchase a total of 20 million Class A ordinary shares. The relevant options disclosed here were granted to Mr. Li between April 2019 and April 2020 and to vest between April 2020 and April 2022.

C.	Board Practice

Our board of directors consists of seven directors, four of whom are independent. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to applicable New York Stock Exchange listing rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service, or an appropriate negative statement.

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

We had a total of approximately 63,800, 62,700 and 80,700 employees as of December 31, 2022, 2023 and 2024, respectively. The following table indicates the distribution of our employees by function as of December 31, 2024:

Function	Number of Employees
General operation	54,600
Sales and marketing	10,300
General and administrative	6,000
Research and development	9,800

Total	80,700

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

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2025:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 592,019,934 ordinary shares outstanding as of March 31, 2025, comprising 546,492,141 Class A ordinary shares (excluding Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan) and 45,527,793 Class B ordinary shares.

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

	Class A Ordinary Shares	Class B Ordinary Shares		Percentage of Total Class A and Class B Ordinary Shares†	Percentage of Total Voting Power Held ††
Directors and Executive Officers:(1)
Forrest Xiaodong Li(2)	66,507,341	45,527,793		17.8	59.1
Gang Ye(3)	30,414,766	—		5.1	1.5
David Heng Chen Seng	*	—	*		*
Khoon Hua Kuok	*	—	*		*
David Y Ma	*	—	*		*
Silvio Savarese	*	—	*		*
Jessica Sin Yin Tan	*	—	*		*
Chris Zhimin Feng(4)	9,602,645	—		1.6	0.0
Tony Tianyu Hou	*	—	*		*
Terry Feng Zhao	*	—	*		*
Yanjun Wang	*	—	*		*
David Jingye Chen(5)	12,020,802	—		2.0	0.7
All directors and executive officers as a group(6)	201,730,249	45,527,793		39.2	69.8
Principal Shareholders:
Tencent entities(7)	104,264,743	—		17.6	0.0
Blue Dolphins Venture Inc(8)	—	45,527,793		7.7	55.6
Baillie Gifford & Co(9)	40,954,549	—		6.9	3.3

*	Less than 1% of our total outstanding shares on an as converted basis as of March 31, 2025.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2025, by the sum of Class A and Class B ordinary shares, and the number of shares that such person or group has the right to acquire beneficial ownership within 60 days after March 31, 2025.

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

(2)

Represents (i) 45,527,793 Class B ordinary shares held by Blue Dolphins Venture Inc, a British Virgin Islands company wholly owned by Mr. Li, (ii) 5,144,912 Class A ordinary shares beneficially owned by Mr. Li (including through an entity solely owned and controlled by Mr. Li), (iii) 13,500,000 Class A ordinary shares issuable upon exercise of options held by Mr. Li within 60 days of March 31, 2025, and (iv) an aggregate of 47,862,429 Class A ordinary shares over which Mr. Li has received irrevocable voting proxies from the respective owners of such shares (including certain directors and employees, certain affiliates of our employees, Garena ESOP Program (PTC) Limited and a family member of Mr. Li), including 23,283,266 Class A ordinary shares issuable upon exercise of options within 60 days of March 31, 2025 and 1,288,195 Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2025.

(3)

Represents (i) 26,681,433 Class A ordinary shares held or beneficially owned by Mr. Ye, and (ii) 3,650,000 Class A ordinary shares issuable upon exercise of options held by Mr. Ye within 60 days of March 31, 2025 and 83,333 Class A Ordinary Shares issuable upon vesting of restricted share units within 60 days from March 31, 2025. With respect to 11,851,613 Class A ordinary shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Mr. Ye.

(4)

Represents (i) 102,645 Class A ordinary shares held or beneficially owned by Mr. Feng, (ii) 9,400,000 Class A ordinary shares issuable upon exercise of options held by Mr. Feng within 60 days of March 31, 2025, and (iii) 100,000 Class A Ordinary Shares issuable upon vesting of restricted share units within 60 days from March 31, 2025. With respect to all these shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Mr. Feng.

(5)

Represents (i) 9,170,802 Class A ordinary shares held or beneficially owned by Mr. Chen, and (ii) 2,850,000 Class A ordinary shares issuable upon exercise of options held by Mr. Chen within 60 days of March 31, 2025. With respect to 3,863,430 Class A ordinary shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Mr. Chen.

(6)

In September 2022, Tencent Holdings Limited and certain other Tencent entities granted an irrevocable voting proxy with respect to all their Class A ordinary shares to our board of directors to vote on matters that are subject to the vote of shareholders of Sea. Such proxy gives our board of directors (duly constituted from time to time) approximately 8.5% of total voting power as of March 31, 2025. The total number of Class A ordinary shares beneficially owned by all directors and executive officers as a group and the voting power of all directors and executive officers as a group have included the shares subject to such proxy.

(7)

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

(8)

Represents 45,527,793 Class B ordinary shares held by Blue Dolphins Venture Inc, a company wholly owned by Forrest Xiaodong Li. The registered address of Blue Dolphins Venture Inc is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

(9)

Based on a Schedule 13G filed with the SEC on February 12, 2025 by Baillie Gifford & Co (“Baillie Gifford”), Baillie Gifford reported sole voting power over 29,574,967 ADSs, each representing one Class A ordinary share, and sole dispositive power over 40,954,549 ADSs. The address of Baillie Gifford is Calton Square 1 Greenside Row Edinburgh EH1 3AN, Scotland, United Kingdom.

Our ADSs are traded on the New York Stock Exchange and brokers or other nominees may hold ADSs in “street name” for customers who are the beneficial owners of our ADSs. As a result, we may not be aware of each person or group of affiliated persons who beneficially owns more than 5.0% of our ordinary shares.

Our share capital consists of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights and certain approval rights. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a more detailed description of our Class A ordinary shares and Class B ordinary shares.

As of March 31, 2025, 414,849,045 of our outstanding Class A ordinary shares were held as ADSs by the depositary for our ADS holders. Other than the depositary, we are not aware of any record shareholder being a United States citizen or an entity incorporated in the United States as of March 31, 2025.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For certain information as of December 31, 2024 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our share incentive plan, see “—B. Compensation—Share Incentive Plan.” Other than under the 2009 Plan, there are no arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

See Note 20 – Related Party Transactions in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

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

Legal and Administrative Proceedings

From time to time, we are and may become involved in legal proceedings, claims, investigations, and other disputes incidental to the ordinary conduct of our business including, among other things, contract or licensing disputes, copyright, trademark and other intellectual property infringement claims, consumer protection claims, employment related cases, disputes between consumers and third-party sellers or merchants, and disputes concerning other matters incidental to the ordinary course of our business. We may also initiate legal proceedings to protect our rights and interests. We are not a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have any material adverse effect on our business, financial condition or results of operations. However, in light of the inherent uncertainties involved in these matters, some of which are beyond our control, the risk of loss may become more likely and an adverse outcome of one or more of these matters could be material to our results of operations or cash flows for any particular reporting period.

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

On June 15, 2023, the plaintiffs also filed a notice of appeal. On May 28, 2024, the First Department Appellate Division issued a decision and order reversing the dismissal of the complaint. On June 27, 2024, the Company filed a motion for reargument or leave to appeal to the Court of Appeals, which remains pending.

On July 22, 2024, the Company filed its answer to the consolidated amended complaint.

On October 15, 2024, plaintiffs and the Company participated in a mediation. On February 28, 2025, the Company signed a stipulation of settlement that agreed to settle this class action at US$40 million, subject to final approval by the court.

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

On October 23, 2023, the Company filed a motion to transfer the class action to the United States District Court for the Southern District of New York. On May 31, 2024, the court issued a decision and order denying the motion to transfer.

On December 22, 2023, the lead plaintiff filed a consolidated amended complaint against the Company and five of its officers alleging claims under the Exchange Act. On February 20, 2024, the Company filed a motion to dismiss. On August 7, 2024, the court issued an order granting-in-part and denying-in-part the motion to dismiss. On August 21, 2024, defendants filed a motion for partial reconsideration of the court’s motion to dismiss order, which remains pending.

On October 18, 2024, defendants filed their answer to the consolidated amended complaint.

On December 20, 2024, lead plaintiff and the Company participated in a mediation. On February 3, 2025, the parties executed a settlement term sheet. On March 14, 2025, the parties signed a stipulation of settlement that agreed to settle this class action at US$46 million, subject to final approval by the court.

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

Services such as brokerage and handling services rendered by a GST-registered person to an investor belonging in Singapore in connection with the investor’s purchase or sale of our ADSs or our ordinary shares will be subject to GST at the prevailing rate (currently at 9%). Similar services rendered contractually to an investor belonging outside Singapore should, subject to certain conditions prescribed under the GST legislation, qualify for GST at zero rate (i.e. 0%).

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

Based on our income and assets, and the value of the ADSs, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2024, and do not anticipate becoming a PFIC for the current taxable year or for the foreseeable future. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash, our risk of becoming classified as a PFIC may substantially increase. In addition, because we have valued our goodwill based on the market value of the ADSs, a decrease in the market value of the ADSs may also result in our becoming a PFIC.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. Our exposure to the risk of changes in foreign exchange rates relates primarily to our operating activities when revenue or expense is denominated in a foreign currency and our net investments in foreign subsidiaries. We have transactional currency exposures arising from sales or cost of revenue that are denominated in a currency other than the respective functional currencies of our subsidiaries, primarily Singapore dollar, Indonesian rupiah, Vietnamese dong, Philippines peso, Malaysian ringgit, Thai baht, Chinese yuan, New Taiwan dollar and Brazil real. The foreign currencies in which these transactions are denominated are mainly U.S. dollar. Our sales and costs are denominated in the respective functional currencies of our subsidiaries. Our loans receivable, deposits payable, escrow payables and advances from customers, accrued expenses, trade and other payable and trade and other receivable balances at the end of the reporting period have similar exposures. Such amounts include balances within the subsidiaries which, although eliminated from the consolidated balance sheets, will continue to contribute to foreign exchange risk exposures in the consolidated statements of operations and consolidated statements of comprehensive loss.

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

As of December 31, 2024, we had cash, cash equivalents and restricted cash of US$4.1 billion. We had U.S. dollar-denominated cash, cash equivalents and restricted cash of US$1.2 billion, Singapore dollar-denominated cash, cash equivalents and restricted cash of US$580.3 million, Vietnamese dong-denominated cash, cash equivalents and restricted cash of US$427.2 million, Indonesian rupiah-denominated cash, cash equivalents and restricted cash of US$403.4 million, and cash, cash equivalents and restricted cash denominated in other currencies of US$1.5 billion. If the U.S. dollar had strengthened or weakened by 100 basis points against Singapore dollar, our cash, cash equivalents and restricted cash would have decreased or increased by US$5.8 million. If the U.S. dollar had strengthened or weakened by 100 basis points against Vietnamese dong, our cash, cash equivalents and restricted cash would have decreased or increased by US$4.3 million. If the U.S. dollar had strengthened or weakened by 100 basis points against Indonesian rupiah, our cash, cash equivalents and restricted cash would have decreased or increased by US$4.0 million. If the U.S. dollar had strengthened or weakened by 100 basis points against each of the other currencies in which we held cash, cash equivalents and restricted cash, our cash, cash equivalents and restricted cash would have decreased or increased by US$15.2 million.

Credit Risk

We are exposed to credit risk from our operating activities (primarily from trade and other receivables) and from our investing activities, including loans receivable, time deposits with banks and financial institutions, sovereign bonds and corporate bonds, and other financial instruments. Our objective is to seek continual revenue growth while minimizing losses incurred due to increased credit risk exposure. Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, other receivables, loans receivable, held to maturity investments, available-for-sale investments, and amounts due from related parties. As of December 31, 2024, substantially all of our cash and cash equivalents, restricted cash and time deposits were held at major financial institutions in their respective locations. We believe that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Investments in sovereign bonds are backed by the government while investments in corporate bonds are substantially investment grade. Due to the relatively small dollar amount of individual loans receivable, we generally do not require collateral on these balances. As of December 31, 2024, no single loan customer’s balance accounted for more than 5% of net loans receivable.

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls, and procedure are designed to provide reasonable assurance of achieving their objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2024.

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

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth in the “Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).”

Based on the results of this assessment and on those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the company’s internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report.

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

	For the Year Ended December 31,
	2023	2024
	(US$ thousands)
Audit fees(1)	5,000	5,500
Tax fees(2)	90	125
Audit-related fees(3)	1,650	233
Other fees(4)	161	34

(1)

“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements. This category also included professional services rendered by our independent registered public accounting firm for statutory audits required by non-U.S. jurisdictions. In 2024, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	“Tax fees” means the aggregate fees billed for the tax services provided with respect to tax consulting and tax audit assistance.

(3)

“Audit-related fees” means the aggregate fees billed in each fiscal year listed for professional services rendered by our principal auditors related to the audit of our financial statements that are not reported under “audit fees.”

(4)	“Other fees” means the aggregate fees billed for transaction advisory services with respect to the review of our cybersecurity and data protection.

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
We have
an insider trading policy governing the purchase, sale and other dispositions of Sea’s securities that applies to all directors, officers and employees of Sea and its subsidiaries and consolidated affiliated entities. We believe that our insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as applicable listing standards. A copy of the insider trading policy is filed as Exhibit 11.2 to this report.

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
Our cybersecurity risk management framework includes:

•	Risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services, and our broader enterprise information technology environment;
•	Regular testing of our systems to identify and address potential vulnerabilities;
•	Integrated planning and preparedness activities supporting business continuity and operational resiliency;
•	Security teams principally responsible for managing (1) our annual cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;
•	A cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents;
•	The use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls;
•	An information training and awareness program for our employees, contractors, incident response personnel, and senior management; and
•	a vendor assessment program designed to identify and mitigate cybersecurity risks associated with our use of third-party service providers.
C
ybersecurity Governance
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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Sea Limited are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Ninth Amended and Restated Memorandum and Articles of Association of Sea Limited (incorporated by reference to Exhibit 3.1 from our Form 6-K (File No. 001-38237) filed with the SEC on February 14, 2022)

2.1	Form of Sea Limited’s Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Sea Limited’s Specimen Certificate for its Class A Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

2.3	Deposit Agreement dated as of October 19, 2017 among Sea Limited, The Bank of New York Mellon and owners and holders of the ADSs (incorporated by reference to Exhibit 4.3 from our registration statement on Form S-8 (File No. 333-222071) filed publicly with the SEC on December 15, 2017)

2.4*	Description of Securities registered under Section 12 of the Exchange Act

3.1	Irrevocable Proxy, dated as of September 5, 2022, between Tencent Holdings Limited, Tencent Limited, Tencent Growthfund Limited and Huang River Investment Limited, on the one hand, and Sea Limited’s Board of Directors, on the other hand (incorporated by reference to Exhibit 3.1 from our annual report on Form 20-F filed with the SEC on April 6, 2023)

4.1	Second Amended and Restated Share Incentive Plan (incorporated by reference to Exhibit 4.1 from our annual report on Form 20-F filed with the SEC on April 22, 2022)

Exhibit Number	Description of Document

4.2	Form of Indemnification Agreement between Sea Limited and each director and executive officer (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.3	Form of Employment Letter with each executive officer (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

4.4†	Amended and Restated Mobile Game Development Agreement, dated as of March 8, 2018, by and between Garena Online Private Limited and Proxima Beta Private Limited (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F filed with the SEC on April 10, 2018)

4.5†	Master License Agreement, dated as of November 16, 2018, by and between Garena Online Private Limited and Shenzhen Tencent Computer Systems Company Limited (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F filed with the SEC on March 1, 2019)

4.6	Indenture, dated as of November 18, 2019, by and between Sea Limited and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F filed with the SEC on April 14, 2020)

4.7	Indenture, dated as of May 22, 2020, by and between Sea Limited and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F filed with the SEC on April 16, 2021)

4.8	Indenture, dated as of September 14, 2021, by and between Sea Limited and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.10 from our annual report on Form 20-F filed with the SEC on April 22, 2022)

4.9	First Supplemental Indenture, dated as of September 14, 2021, by and between Sea Limited and Wilmington Trust, National Association (incorporated by reference to Exhibit 4.11 from our annual report on Form 20-F filed with the SEC on April 22, 2022)

8.1*	List of Principal Subsidiaries and Consolidated Affiliated Entities of Sea Limited

11.1	Code of Business Conduct and Ethics of Sea Limited (incorporated by reference to Exhibit 99.1 from our registration statement on Form F-1 (File No. 333-220571) filed with the SEC on September 22, 2017)

11.2*	Insider Trading Policy of Sea Limited

12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of LCS & Partners

Exhibit Number	Description of Document

15.4*	Consent of Kudun and Partners Company Limited

15.5*	Consent of Rajah & Tann Singapore LLP

97.1	Clawback Policy of Sea Limited (incorporated by reference to Exhibit 97.1 from our annual report on Form 20-F filed with the SEC on April 26, 2024)

101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

†	Confidential treatment has been granted by the U.S. Securities and Exchange Commission with respect to portions of the exhibit that have been redacted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sea Limited

By:	/s/ Forrest Xiaodong Li
Name:	Forrest Xiaodong Li
Title:	Chairman and Chief Executive Officer

Date: April 17, 2025

SEA
LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Sea Limited (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive (loss) income, cash flows, and shareholders’ equity for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 17, 2025 expressed an unqualified opinion thereon.
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
Recognition of Digital Entertainment (“DE”) Revenue

Description of the Matter
For the year ended December 31, 2024, the Company’s revenue arising from DE was $1,911 million.

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited
Critical Audit Matters (continued)
Impairment of long-lived assets in
E-commerce
(“EC”) segment

Description of the Matter
As at December 31, 2024, the Company’s long-lived assets in EC segment amounted to approximately 88.5% of the Company’s long-lived assets. The long-lived assets include property and equipment, operating lease right-of-use
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
April 17, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited
Opinion on Internal Control Over Financial Reporting
We have audited Sea Limited’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Sea Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, cash flows, and shareholders’ equity for each of the three years in the period ended December 31, 2024, and the related notes and our report dated April 17, 2025 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young LLP
Singapore
April 17, 2025

SEA LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,
	Note	2023 $	2024 $
ASSETS
Current assets
Cash and cash equivalents		2,811,056	2,405,153
Restricted cash (including restricted cash of the Consolidated VIEs that can only be used to settle the obligations of those Consolidated VIEs of $14,773 and $43,127 as of December 31, 2023 and 2024, respectively)		1,410,365	1,655,171
Accounts receivable, net of allowance for credit losses of $9,351 and $5,089, as of December 31, 2023 and 2024, respectively		262,716	306,657
Prepaid expenses and other assets (including prepaid expenses and other assets of the Consolidated VIEs that can only be used to settle the obligations of those Consolidated VIEs of $7 and $37 as of December 31, 2023 and 2024, respectively)	5	1,861,842	1,661,373
Loans receivable, net of allowance for credit losses of $319,463 and $443,555, as of December 31, 2023 and 2024, respectively (including loans receivable, net of allowance for credit losses of the Consolidated VIEs that can only be used to settle the obligations of those Consolidated VIEs of $153,820 and $426,995 as of December 31, 2023 and 2024, respectively)	6	2,464,662	4,052,215
Inventories, net		125,395	143,246
Short-term investments	7	2,547,644	6,215,423
Amounts due from related parties		290,254	418,430

Total current assets		11,773,934	16,857,668

Non-current assets
Property and equipment, net	8	1,207,698	1,097,699
Operating lease right-of-use assets, net	9	1,015,982	1,054,785
Intangible assets, net	10	50,821	27,310
Long-term investments	7	4,262,562	2,694,305
Prepaid expenses and other assets (including prepaid expenses and other assets of the Consolidated VIEs that can only be used to settle the obligations of those Consolidated VIEs of nil and $1,562 as of December 31, 2023 and 2024, respectively)	5	87,705	138,839
Loans receivable, net of allowance for credit losses of $2,105 and $5,780 as of December 31, 2023 and 2024, respectively	6	20,551	108,594
Restricted cash		22,236	21,261
Deferred tax assets	18	328,961	517,383
Goodwill	4	112,782	107,625

Total non-current assets		7,109,298	5,767,801

Total assets		18,883,232	22,625,469

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED
CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,
	Note	2023 $	2024 $
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (including accounts payable of the Consolidated VIEs without recourse to the primary beneficiaries of $7,612 and $4,768 as of December 31, 2023 and 2024, respectively)		342,547	350,021
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $131,409 and $144,286 as of December 31, 2023 and 2024, respectively)	11	1,834,807	2,380,371
Deposits payable		1,706,299	2,711,693
Escrow payables and advances from customers (including escrow payables and advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of $17,747 and $18,487 as of December 31, 2023 and 2024, respectively)		2,199,464	2,498,094
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of $15 and $6 as of December 31, 2023 and 2024, respectively)		64,081	255,896
Borrowings (including borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of nil and $50,000 as of December 31, 2023 and 2024, respectively)	12	146,661	130,615
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of $6,416 and $10,544 as of December 31, 2023 and 2024, respectively)	9	290,788	300,274
Convertible notes	13	151,764	1,147,984
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $169,059 and $196,369 as of December 31, 2023 and 2024, respectively)		1,208,892	1,405,785
Income tax payable (including income tax payable of the Consolidated VIEs without recourse to the primary beneficiaries of $1,748 and $2,773 as of December 31, 2023 and 2024, respectively)		223,638	115,419

Total current liabilities		8,168,941	11,296,152

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED
CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”))

	$		$		$
			As of December 31,
	Note		2023 $		2024 $
Non-current liabilities
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $3,141 and $9,515 as of December 31, 2023 and 2024, respectively)		11		79,257		71,678
Borrowings (including borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of $119,323 and $249,474 as of December 31, 2023 and 2024, respectively)		12		119,323		249,474
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of $18,344 and $51,542 as of December 31, 2023 and 2024, respectively)		9		789,514		803,502
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $16,658 and $12,226 as of December 31, 2023 and 2024, respectively)				72,587		109,895
Convertible notes		13		2,949,785		1,478,784
Deferred tax liabilities		18		133		408
Unrecognized tax benefits (including unrecognized tax benefits of the Consolidated VIEs without recourse to the primary beneficiaries of $107 and nil as of December 31, 2023 and 2024, respectively)		18		6,107		138,000

Total non-current liabilities				4,016,706		2,851,741

Total liabilities				12,185,647		14,147,893

Commitments and contingencies		23

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED
CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and par value)

		$		$
		As of December 31,
	Note	2023 $		2024 $
Shareholders’ equity
Class A Ordinary shares (par value of US$0.0005 per share; authorized: 14,800,000,000 and 14,800,000,000 shares as of December 31, 2023 and 2024, respectively; issued: 526,812,214 and 545,345,184 shares as of December 31, 2023 and 2024, respectively; outstanding: 524,270,557 and 543,584,213 shares as of December 31, 2023 and 2024, respectively)	15		262		272
Class B Ordinary shares (par value of US$0.0005 per share; authorized: 200,000,000 and 200,000,000 shares as of December 31, 2023 and 2024, respectively; issued and outstanding: 45,527,793 and 45,527,793 shares as of December 31, 2023 and 2024, respectively)	15		23		23
Additional paid-in capital			15,283,870		16,703,192
Accumulated other comprehensive loss	16		(108,000)		(193,148)
Statutory reserves	17		16,981		17,260
Accumulated deficit			(8,599,306)		(8,155,264)

Total Sea Limited shareholders’ equity			6,593,830		8,372,335
Non-controlling interests			103,755		105,241

Total shareholders’ equity			6,697,585		8,477,576

Total liabilities and shareholders’ equity			18,883,232		22,625,469

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in thousands of US dollars (“$”))

		Year ended December 31,
	Note	2022 $	2023 $	2024 $
Revenue
Service revenue		11,340,336	11,942,385	15,261,263
Sales of goods		1,109,369	1,121,175	1,558,603

Total revenue		12,449,705	13,063,560	16,819,866

Cost of revenue
Cost of service		(6,271,082)	(6,202,524)	(8,164,387)
Cost of goods sold		(993,346)	(1,027,389)	(1,450,391)

Total cost of revenue		(7,264,428)	(7,229,913)	(9,614,778)

Gross profit		5,185,277	5,833,647	7,205,088

Operating income (expenses)
Other operating income		279,184	221,021	180,443
Sales and marketing expenses		(3,269,223)	(2,779,223)	(3,472,686)
General and administrative expenses		(1,437,612)	(1,134,724)	(1,267,706)
Provision for credit losses		(513,690)	(633,942)	(776,937)
Research and development expenses		(1,376,501)	(1,164,126)	(1,206,050)
Impairment of goodwill		(354,943)	(117,875)	–

Total operating expenses		(6,672,785)	(5,608,869)	(6,542,936)

Operating (loss) income		(1,487,508)	224,778	662,152
Interest income		115,515	331,310	365,817
Interest expense		(45,396)	(41,075)	(38,341)
Net investment loss		(207,331)	(125,656)	(250,220)
Net gain on debt extinguishment		199,697	38,550	42,621
Foreign exchange (loss) gain		(75,510)	4,487	(3,246)

(Loss) Income before income tax and share of results of equity investees		(1,500,533)	432,394	778,783
Income tax expense	18	(168,395)	(262,680)	(321,168)
Share of results of equity investees		11,156	(7,032)	(9,788)

Net (loss) income		(1,657,772)	162,682	447,827

Net loss (income) attributable to non-controlling interests		6,351	(11,956)	(3,506)

Net (loss) income attributable to Sea Limited’s ordinary shareholders		(1,651,421)	150,726	444,321

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

		Year ended December 31,
	Note	2022 $	2023 $	2024 $
(Loss) Earnings per share:
Basic	19	(2.96)	0.27	0.77
Diluted	19	(2.96)	0.25	0.74

Weighted average shares used in (loss) earnings per share computation:
Basic	19	558,119,948	566,612,815	574,966,327
Diluted	19	558,119,948	594,405,604	604,713,980

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2022 $	2023 $	2024 $
Net (loss) income	(1,657,772)	162,682	447,827

Other comprehensive (loss) income, net of tax
Change in foreign currency translation adjustment	(81,620)	(695)	(85,548)
Available-for-sale investments:
Change in unrealized (loss) gain	(7,930)	5,067	(2,628)
Reclassification adjustment to net (loss) income	212	148	(1,194)

Total other comprehensive (loss) income, net of tax	(89,338)	4,520	(89,370)

Total comprehensive loss (income) attributable to non-controlling interests	11,129	(13,261)	716

Total comprehensive (loss) income attributable to Sea Limited’s ordinary shareholders	(1,735,981)	153,941	359,173

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2022 $	2023 $	2024 $
Cash flows from operating activities
Net (loss) income	(1,657,772)	162,682	447,827
Adjustments to reconcile net (loss) income to net cash (used in) generated from operating activities:
Amortization of debt issuance costs of convertible notes	7,536	6,034	5,075
Amortization of premium on debt securities	(8,332)	(50,404)	(108,953)
Deferred income taxes	(140,553)	(94,551)	(193,361)
Depreciation and amortization	428,344	440,845	389,673
Impairment and write-off of long-lived assets	32,823	1,680	1,943
Impairment of goodwill	354,943	117,875	–
Net foreign exchange differences	41,737	3,814	(30,775)
Net investment loss	216,001	135,932	262,490
Net gain on debt extinguishment	(199,697)	(38,550)	(42,621)
Provision for credit losses	513,690	633,942	776,937
Share-based compensation	705,896	685,030	715,839
Share of results of equity investees	(11,156)	7,032	9,788
Unrecognized tax benefits	–	6,000	131,893
Others	30,476	7,218	3,427

Operating cash flows before changes in working capital:	313,936	2,024,579	2,369,182

Accounts receivable	98,981	7,516	(48,973)
Prepaid expenses and other assets	(497,889)	(344,845)	(39,411)
Inventories	1,441	(14,838)	(26,292)
Amounts due from related parties	1,360	(274,482)	(150,400)
Operating lease right-of-use assets	(360,472)	(47,543)	(87,387)
Accounts payable	43,311	81,381	28,161
Accrued expenses and other payables	(39,069)	455,088	522,785
Escrow payables and advances from customers	166,996	396,757	467,424
Amounts due to related parties	(72,341)	35,164	(13,303)
Operating lease liabilities	385,911	42,473	74,608
Deferred revenue	(1,093,229)	(325,160)	281,899
Income tax payable	(4,628)	43,598	(100,873)

Net cash (used in) generated from operating activities	(1,055,692)	2,079,688	3,277,420

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2022 $	2023 $	2024 $
Cash flows from investing activities
Purchase of property and equipment	(924,178)	(241,605)	(318,153)
Purchase of intangible assets and capitalized software costs	(52,105)	(16,656)	(3,440)
Proceeds from disposal of long-lived assets	119,996	61,873	6,238
Purchase of investments	(2,630,842)	(8,319,757)	(9,661,521)
Proceeds from sale and maturity of investments	2,281,019	3,521,187	7,385,049
Distributions from investments	4,674	912	964
Acquisition of businesses, net of cash acquired	(60,713)	–	–
Effect on cash from deconsolidation of subsidiaries	(230)	(43,785)	(229)
Change in securities purchased under agreements to resell	–	233,219	82,537
Change in loans receivable	(1,166,430)	(999,850)	(2,532,291)

Net cash used in investing activities	(2,428,809)	(5,804,462)	(5,040,846)

Cash flows from financing activities
Repayment of bank borrowings and finance lease obligations	(117,238)	(54,407)	(8,628)
Proceeds from bank borrowings	49,000	–	–
Capital contributed by non-controlling interest	70,876	1,336	–
Transactions with non-controlling interests	(22,889)	–	(9,945)
Payments for redemption, exchange, conversion and repurchase of convertible notes	(611,315)	(204,625)	(285,194)
Proceeds from issuance of ordinary shares, net	50,211	10,643	146,081
Change in deposits payable	942,630	389,276	1,292,099
Proceeds from borrowings under securitization transactions	–	119,687	185,215
Proceeds from (repayments of) secured borrowings, net	38,981	104,101	(64,156)
Settlement of Capped Calls	–	–	429,021

Net cash generated from financing activities	400,256	366,011	1,684,493

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(143,511)	(7,964)	(83,139)
Net decrease in cash, cash equivalents and restricted cash	(3,227,756)	(3,366,727)	(162,072)
Cash, cash equivalents and restricted cash at beginning of the year	10,838,140	7,610,384	4,243,657

Cash, cash equivalents and restricted cash at end of the year (1)	7,610,384	4,243,657	4,081,585

(1)	As of December 31, 2022, cash and cash equivalents of $13,227 was included in Assets held for sale within Prepaid expenses and other assets.

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2022 $	2023 $	2024 $
Supplement disclosures of cash flow information
Income taxes paid	(313,755)	(318,924)	(515,323)
Interest paid	(103,335)	(119,471)	(144,700)

Supplement disclosures of non-cash activities
Change in accrued expenses and other payables related to purchase of property and equipment	(14,631)	6,482	4,730
Change in accrued expenses and other payables related to purchase of intangible assets	(554)	(4,049)	6,200
Conversion and exchange of convertible notes into ordinary shares	(5)	(31,297)	(152,040)
Acquisition of subsidiaries by conversion of convertible notes or issuance of shares	6,875	–	–
Change in accrued expenses and other payables related to purchase of investments	–	–	87,714

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

SEA LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		$	$	$	$	$	$	$	$

Balance as of January 1, 2024	572,340,007	285	15,283,870	(108,000)	16,981	(8,599,306)	6,593,830	103,755	6,697,585

Net income for the year	–	–	–	–	–	444,321	444,321	3,506	447,827
Other comprehensive loss	–	–	–	(85,148)	–	–	(85,148)	(4,222)	(89,370)
Appropriation of statutory reserves	–	–	–	–	279	(279)	–	–	–
Transaction with non-controlling interest	–	–	(12,147)	–	–	–	(12,147)	2,202	(9,945)
Conversion of convertible notes into Class A ordinary shares	3,032,970	2	152,038	–	–	–	152,040	–	152,040
Shares issued to depositary bank	15,500,000	–	–	–	–	–	–	–	–
Exercise of share options	10,147,180	5	146,076	–	–	–	146,081	–	146,081
Restricted share awards and restricted share units issued	6,133,506	3	(3)	–	–	–	–	–	–
Share-based compensation	–	–	704,337	–	–	–	704,337	–	704,337
Settlement of share incentives with shares held by depositary bank	(16,280,686)	–	–	–	–	–	–	–	–
Settlement of Capped Calls	–	–	429,021	–	–	–	429,021	–	429,021

Balance as of December 31, 2024	590,872,977	295	16,703,192	(193,148)	17,260	(8,155,264)	8,372,335	105,241	8,477,576

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
e-commerce,
digital financial services and digital entertainment businesses.

(a)	As of December 31, 2024, principal subsidiaries of the Company consist of the following entities:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct ownership by the Company		Principal activities
			2023	2024

Garena Online Private Limited (“Garena Online”)	May 8, 2009	Singapore	100	100	Game operations and software development

Shopee Limited	January 16, 2015	Cayman Islands	100	100	Investment holding company

Shopee Singapore Private Limited	February 5, 2015	Singapore	100	100	Online platform

PT Shopee International Indonesia	August 5, 2015	Indonesia	100	100	Online platform

Sea Services Limited (formerly known as Sea Capital Limited)	January 30, 2020	Cayman Islands	100	100	Investment holding company

Sea Services Holdings Limited (formerly known as SEA Capital C1 Holdings Limited)	June 30, 2021	Cayman Islands	100	100	Investment holding company

Locust Walk A1 Holdings Limited	June 30, 2021	Cayman Islands	100	100	Investment holding company

Shopee IP Singapore Private Limited	September 2, 2021	Singapore	100	100	Holding certain intellectual property

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(b)	VIE structure
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
The following tables represent the financial information of the VIEs whom the Company does not have majority voting interest as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 before eliminating the intercompany balances and transactions between the VIEs and other entities within the group:

	$	$	$
		As of December 31,
		2023	2024
		$	$
ASSETS
Current assets
Cash and cash equivalents		63,187	61,362
Loans receivable, net		148,246	426,171
Amounts due from intercompanies (1)		241,740	275,715
Others		123,046	124,710

Total current assets		576,219	887,958

Non-current assets
Property and equipment, net		123,094	88,964
Deferred tax assets		35,280	39,967
Others		28,649	71,287

Total non-current assets		187,023	200,218

Total assets		763,242	1,088,176

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(c)	VIE disclosures (continued)

	$	$	$
		As of December 31,
		2023	2024
		$	$
LIABILITIES
Current liabilities
Accrued expenses and other payables		128,917	140,883
Deferred revenue		169,059	196,369
Borrowings		–	50,000
Amounts due to intercompanies (1)		230,884	158,139
Others		15,864	18,829

Total current liabilities		544,724	564,220

Non-current liabilities
Deferred revenue		16,658	12,226
Amounts due to intercompanies (1)		61,165	207,855
Borrowings		119,323	249,474
Others		19,529	65,596

Total non-current liabilities		216,675	535,151

Total liabilities		761,399	1,099,371

(1)
Amounts due from or to intercompanies consist of intercompany receivables or payables to the other companies within the group arising from intercompany transactions and funds advanced for working capital purpose.

	$	$	$
	Year ended December 31,
	2022	2023	2024
	$	$	$
Revenue
- Third-party customers	722,607	551,978	613,102
- Intercompanies	176,072	248,637	373,962
Net income (loss)	20,425	40,776	(14,011)

	$	$	$
	Year ended December 31,
	2022	2023	2024
	$	$	$
Net cash generated from (used in) operating activities	22,449	(21,369)	(54,917)
Net cash used in investing activities	(89,160)	(189,617)	(319,262)
Net cash generated from financing activities	44,442	232,420	338,806

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation
The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)	Principles of consolidation
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
The functional currency of the Company is the United States dollar (“$” or “USD”), whereas the functional currency of the Company’s subsidiaries and its VIEs are the respective local currencies as determined based on the criteria of ASC 830,
Foreign Currency Matters
. The Company uses the USD as its reporting currency. Transactions denominated in foreign currencies are re-measured
into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are re-measured
at the balance sheet date exchange rate. Exchange gains and losses are included in foreign exchange gains and losses in the consolidated statements of operations.
Assets and liabilities of the Company’s subsidiaries and its VIEs that have functional currencies other than USD are translated into USD at fiscal year-end
exchange rates. Income and expense items are translated at average exchange rates prevailing during the fiscal year. The resulting translation adjustments are recorded in accumulated other comprehensive loss, a component of shareholders’ equity.
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

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Intangible assets (continued)
Intangible assets with finite useful lives are amortized over the estimated economic lives of the intangible assets as follows:

- Licensing fee	Over the shorter of licensing period or the estimated useful lives of the intangible assets
- IP right	1 to 6 years
- Trademarks	10 years
- Software	3 to 7 years
- Customer relationships	3 to 8 years
The useful lives and methods of amortization of intangible assets are reviewed at each financial year end and adjusted prospectively, if appropriate.

(l)	Investments
The Company’s investments consist of
available-for-sale
investments,
held-to-maturity
investments, equity security investments, investments carried at fair value and equity method investments.
In accordance with ASC 320,
Investments
–
Debt Securities
, the Company classifies the investments in debt securities as
“held-to-maturity”,
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
In accordance with ASC
946-320,
Financial Services – Investment Companies, Investments – Debt and Equity Securities
, the Company accounts for
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
In accordance with ASC 321,
Investments – Equity Securities
, for investments in an investee over which the Company does not have significant influence, the Company carries the investments at fair value with unrealized gains and losses included in earnings. In accordance with ASC 820,
Fair Value Measurements,
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
Investments in equity investees represent investments in (a) entities in which the Company can exercise significant influence but does not own a majority equity interest or control and (b) limited partnership in which the Company holds a five percent or greater interest. Such investments are accounted for using the equity method of accounting in accordance with ASC
323-10,
Investments – Equity Method and Joint Ventures: Overall
. Under the equity method, the Company initially records its investments at cost and prospectively recognizes its proportionate share of each equity investee’s net income or loss into its consolidated statements of operations. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investments on the consolidated balance sheets. The Company evaluates its equity method investments for impairment under ASC
323-10.
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
Available-for-sale
investments are measured at fair value with the change in fair value recognized in accumulated other comprehensive loss. Marketable equity securities, investments carried at fair value, certain other assets, derivative assets, derivative liabilities and share appreciation rights are measured at fair value with corresponding changes in the assets and liabilities’ fair values reflected in consolidated statements of operations.

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
Proceeds from these sales are initially recognized as “Escrow payables and advances from customers” and subsequently reclassified to “Deferred revenue” when the users make in-game
purchases of the virtual items within the games operated by the Company and such purchases are no longer refundable. Deferred revenue recognized as revenue during the respective years ended December 31, 2023 and 2024 was $1,420,420 and $1,055,394.
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
The Company earns interest and fees from loans granted to customers. Interest and fees earned, less costs to originate the loans granted to customers are recognized over the period of the loan based on the effective interest method.
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
The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not
that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The Company applies ASC 740,
Accounting for Income Taxes
, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements.
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
–
Stock Compensation
, which requires that share-based awards granted to employees to be measured at fair value and recognized as compensation expense over the requisite service period (which is generally the vesting period) in the consolidated statements of operations. The Company has elected to recognize compensation expense using the straight-line method for equity-classified share-based awards granted with service conditions that have a graded vesting schedule. Forfeitures are accounted for as they occur.
The Company, with the assistance of an independent third-party valuation firm, determined the estimated fair value of the share options using the Black-Scholes pricing model.

(v)	( Loss) Earnings per share
In accordance with ASC 260,
Earnings per Share
, basic (loss) earnings per share is computed by dividing net (loss) income attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class
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
The Company identifies a business as an operating segment if: i) it engages in business activities from which it may earn revenues and incur expenses; ii) its operating results are regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and iii) it has available discrete financial information. The CODM reviews financial information at the operating segment
-
level to allocate resources and to assess the operating results and financial performance for each operating segment.
The Company has three operating and reportable segments:
e-commerce,
digital financial services and digital entertainment. Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC 280,
Segment Reporting
.

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

(z)	Recently adopted accounting pronouncements
In November 2023, the FASB issued ASU
No. 2023-07,
Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures
(“ASU
2023-07”).
The amendments in ASU
2023-07
improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The Company adopted this accounting pronouncement retrospectively on December 31, 2024. See Note 21 for further details.

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(aa)	Recently issued accounting pronouncements not yet adopted
In December 2023, the FASB issued ASU
No. 2023-09,
Income Taxes (Topic 740): Improvements to Income Tax Disclosures
(“ASU
2023-09”).
ASU
2023-09
requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. ASU
2023-09
is effective on a prospective basis for annual periods beginning after December 15, 2024, with retrospective application permitted. ASU
2023-09
will result in the required disclosures being included in the Company’s consolidated financial statements, once adopted. The Company is assessing the effects that the adoption of this accounting pronouncement may have on its financial statements
.
In November 2024, the FASB issued ASU No.
2024-03,
 Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic
220-40):
Disaggregation of Income Statement Expenses
(“ASU
2024-03”).
ASU
2024-03
requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. ASU

2024-03
is effective on a prospective basis for annual periods beginning after December 15, 2026, with retrospective application permitted. ASU
2024-03
will result in the required disclosures being included in the Company’s consolidated financial statements, once adopted. The Company is assessing the effects that the adoption of this accounting pronouncement may have on its financial statements
.

3.	CONCENTRATION OF RISKS

(a)	Credit risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, other receivables, loans receivable, held-to-maturity
investments,
available-for-sale
investments, and amounts due from related parties. As of December 31, 2023 and 2024, substantially all of the Company’s cash and cash equivalents
, restricted cash and held-to-maturity investments
were held at major financial institutions in their respective locations. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.
Available-for-sale investments substantially are either backed by the government or investment grade.

Due to the relatively small dollar amount of individual loans receivable, the Company generally does not require collateral on these balances. As of December 31, 2023 and 2024, no single loan customer’s balance accounted for more than 5% of net loans receivable.

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(
Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

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

(ii)
Supplier risk
– The Company’s
e-commerce
and digital financial service businesses engage third-party logistics service providers, payment channels and other third parties as its service providers. The Company’s digital entertainment business licenses certain games from third-party game developers. The term of the game license agreements with the game developers typically ranges from three
to nine years, renewable upon both parties’ consent. The Company may not be able to develop or procure new games or renew existing licenses on terms acceptable to both parties. The Company’s game developer partners may terminate its agreements prior to their expiration if the Company is not in compliance with the relevant terms or conditions and the Company may fail to remedy such non-compliance
in time, or the game developer partners may refuse to renew the agreements. No individual third-party logistics services provider, third-party game developer or other third-party business partner accounted for more than 10% of the Company’s net cost of revenue for the years ended December 31, 2022, 2023 and 2024.

(iii)
Customer risk
– No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2022, 2023 and 2024. The Company relied on several distribution channels to publish its mobile games. Revenue generated through one of the distribution channels accounted for approximately 13%, 6% and 4% of the Company’s net revenues for the years ended December 31, 2022, 2023 and 2024, respectively
.

(iv)
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

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

4.	GOODWILL
The changes in the carrying amount of goodwill are as follows:

	Digital Financial Services	Other Services	Total
	$	$	$

Balance as of January 1, 2023	97,214	132,994	230,208
Impairment	–	(117,875)	(117,875)
Foreign currency translation	873	(424)	449

Balance as of December 31, 2023	98,087	14,695	112,782
Foreign currency translation	(4,443)	(714)	(5,157)

Balance as of December 31, 2024	93,644	13,981	107,625

During the year ended December 31, 2023, the Company recorded a full goodwill impairment of $117,875 for a reporting unit within the Other Services segment. The impairment was due to change in business strategy, which led the Company to determine that the reporting unit’s carrying amount exceeded its respective fair value. The reporting unit was subsequently disposed during the year.
Gross goodwill balances were $112,782 and $107,625 as of December 31, 2023 and 2024, respectively.

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

5.	PREPAID EXPENSES AND OTHER ASSETS

	As of December 31,
	2023	2024
	$	$

Current
Other receivables	1,153,627	1,113,183
Deferred payment channel costs	197,814	225,856
Taxes receivable	207,172	106,190
Prepaid expenses	111,986	117,635
Securities purchased under agreements to resell	160,289	61,213
Security deposits	14,898	17,179
Others	16,056	20,117

	1,861,842	1,661,373

Non-current
Prepayment of long-lived assets (including renovation-in-progress)	24,318	56,356
Security deposits	41,984	48,453
Deferred payment channel costs	12,089	20,491
Other receivables	2,652	155
Others	6,662	13,384

	87,705	138,839

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	LOANS RECEIVABLE, NET
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

	As of December 31,
	2023	2024
	$	$

Consumer and SME loans	2,656,484	4,354,747
Other loans	150,297	255,397

	2,806,781	4,610,144
Allowance for credit losses	(321,568)	(449,335)

	2,485,213	4,160,809

Transfers of loans receivable that do not qualify for sale accounting continue to be reported on the Company’s consolidated balance sheets. As of December 31, 2023 and 2024, $133,578 and $70,754, respectively, of such loans receivable remained outstanding (see Note 12).

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	LOANS RECEIVABLE, NET (continued)

The following table is a summary of the delinquency status of the loans receivable by year of origination:

	As of December 31, 2023
	Year of origination
	2023	2022	2021	2020	2019	Prior	Total
Consumer and SME loans	$	$	$	$	$	$	$
Delinquency:
Current	2,448,363	4,934	–	–	–	–	2,453,297
Past due
- 1 to 30 days	64,015	1,054	–	–	–	–	65,069
- 31 to 60 days	49,419	925	–	–	–	–	50,344
- 61 to 90 days	42,239	2,054	–	–	–	–	44,293
- More than 90 days	41,843	1,638	–	–	–	–	43,481

	2,645,879	10,605	–	–	–	–	2,656,484

Current period gross write-off	182,145	358,503	4,834	–	–	–	545,482

Other loans
Delinquency:
Current	104,770	927	399	30,769	3,132	2,214	142,211
Past due
- 1 to 30 days	4,660	8	6	98	86	17	4,875
- 31 to 60 days	1,776	4	30	38	260	275	2,383
- 61 to 90 days	10	9	–	28	51	16	114
- More than 90 days	69	52	17	210	242	124	714

	111,285	1,000	452	31,143	3,771	2,646	150,297

Current period gross write-off	–	16	12	205	775	220	1,228

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	LOANS RECEIVABLE, NET (continued)

	As of December 31, 2024
	Year of origination
	2024	2023	2022	2021	2020	Prior	Total
Consumer and SME loans	$	$	$	$	$	$	$
Delinquency:
Current	3,984,138	74,694	154	–	–	–	4,058,986
Past due
- 1 to 30 days	95,797	952	1	–	–	–	96,750
- 31 to 60 days	73,694	1,634	2	–	–	–	75,330
- 61 to 90 days	58,547	2,597	9	–	–	–	61,153
- More than 90 days	58,412	4,103	13	–	–	–	62,528

	4,270,588	83,980	179	–	–	–	4,354,747

Current period gross write-off	272,582	333,714	7,112	–	–	–	613,408

Other loans
Delinquency:
Current	205,761	1,579	558	184	30,520	3,191	241,793
Past due
- 1 to 30 days	9,183	4	5	62	47	127	9,428
- 31 to 60 days	3,695	–	–	18	–	73	3,786
- 61 to 90 days	–	8	–	–	16	61	85
- More than 90 days	16	53	21	38	85	92	305

	218,655	1,644	584	302	30,668	3,544	255,397

Current period gross write-off	–	274	13	3	185	316	791

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	LOANS RECEIVABLE, NET (continued)

An analysis of the loans receivable’s allowance for credit losses by portfolio segment is as follows:

	$	$	$
	Consumer and SME loans	Other loans	Total
	$	$	$
Balance as of January 1, 2023	237,379	1,440	238,819
Provision for credit losses	624,143	3,785	627,928
Write-off of loans receivable	(545,482)	(1,228)	(546,710)
Exchange differences	1,518	13	1,531

Balance as of December 31, 2023	317,558	4,010	321,568
Provision for credit losses	760,577	4,204	764,781
Write-off of loans receivable	(613,408)	(791)	(614,199)
Exchange differences	(22,560)	(255)	(22,815)

Balance as of December 31, 2024	442,167	7,168	449,335

7.	INVESTMENTS
The following table sets forth a breakdown of the categories of short-term and long-term investments held by the
Company:

	$	$
	As of December 31,
	2023	2024
	$	$
Short-term investments
Debt securities:
Held-to-maturity	1,731,154	2,960,155
Available-for-sale	792,908	3,245,212
Equity securities	23,582	10,056

	2,547,644	6,215,423

Long-term investments
Debt securities:
Held-to-maturity	49,726	39,385
Available-for-sale	3,405,098	2,076,450
Equity securities	612,729	393,462
Equity method investments	195,009	185,008

	4,262,562	2,694,305

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.	INVESTMENTS (continued)

Marketable equity securities
The net unrealized fair value gain (loss) of $146, ($2,069) and ($1,471) related to the marketable equity securities had been recognized in the consolidated statements of operations as “Net investment loss”
for the years ended December 31, 2022, 2023 and 2024, respectively.
Non-marketable equity securities
As of December 31, 2023 and 2024, the Company determined an impairment indicator existed due to the deterioration in economic and market conditions and the fair value of certain investments was less than their carrying amount. As of December 31, 2023 and 2024, the Company recorded cumulative impairment of $199,276 and $443,906, respectively.
Impairment losses
Impairment losses are included in net investment loss in the consolidated statements of operations:

	Years ended December 31,
	2022	2023	2024
	$	$	$

Impairment losses
Non-marketable equity securities	104,645	86,076	244,630
Equity method investments	4,201	10,608	23,149

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.	INVESTMENTS (continued)

The following table summarizes the cost or amortized cost, gross unrecognized gains and losses, gross unrealized gains and losses, and fair value of the Company’s debt securities as of December 31, 2023 and 2024:

	$	$	$	$	$	$
	As of December 31, 2023
	Cost or amortized cost	Gross unrecognized gains	Gross unrecognized losses	Gross unrealized gains	Gross unrealized losses	Fair value
	$	$	$	$	$	$

Short-term investments
Debt securities:
Held-to-maturity
Time deposits	1,715,693	–	–	–	–	1,715,693
Sovereign debt securities	15,461	9	(23)	–	–	15,447
Available-for-sale
Sovereign and corporate debt securities	792,431	–	–	885	(408)	792,908

Long-term investments
Debt securities:
Held-to-maturity
Sovereign debt securities	49,726	632	(193)	–	–	50,165
Available-for-sale
Sovereign and corporate debt securities	3,407,262	–	–	15,002	(17,166)	3,405,098

	5,980,573	641	(216)	15,887	(17,574)	5,979,311

	$	$	$	$	$	$
	As of December 31, 2024
	Cost or amortized cost	Gross unrecognized gains	Gross unrecognized losses	Gross unrealized gains	Gross unrealized losses	Fair value
	$	$	$	$	$	$
Short-term investments
Debt securities:
Held-to-maturity
Time deposits	2,943,881	–	–	–	–	2,943,881
Sovereign debt securities	16,274	–	(34)	–	–	16,240
Available-for-sale
Sovereign and corporate debt securities	3,238,181	–	–	7,873	(842)	3,245,212

Long-term investments
Debt securities:
Held-to-maturity
Sovereign and corporate debt securities	39,385	236	(497)	–	–	39,124
Available-for-sale
Sovereign and corporate debt securities	2,093,447	–	–	640	(17,637)	2,076,450

	8,331,168	236	(531)	8,513	(18,479)	8,320,907

F-5
3

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

8.	PROPERTY AND EQUIPMENT, NET

	$	$
	As of December 31,
	2023	2024
	$	$

Computers	1,472,199	1,525,593
Office equipment, furniture and fittings	65,355	61,443
Leasehold improvements	350,194	350,104
Transportation assets	64,022	70,669
Warehouse equipment	140,829	193,818
Land	278,756	268,032
Building	40,830	70,866
Construction-in-progress	44,884	11,391

	2,457,069	2,551,916
Less: accumulated depreciation	(1,249,371)	(1,454,217)

	1,207,698	1,097,699

Depreciation expenses recognized for each of the years ended December 31, 2022, 2023 and 2024 were included in the following captions:

	$	$	$
	Year ended December 31,
	2022	2023	2024
	$	$	$

Cost of revenue	261,582	297,406	274,715
Sales and marketing expenses	10,733	8,665	4,779
General and administrative expenses	117,593	93,972	66,857
Research and development expenses	15,019	12,193	8,135

	404,927	412,236	354,486

F-5
4

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

9.	LEASES
The Company has entered into commercial operating leases for the use of offices, warehouses and data centers as lessee. These leases have terms not exceeding 14 years. These leases have varying terms, escalation clauses and renewal rights.
Information pertaining to lease amounts recognized in the Company’s consolidated financial statements is summarized as follows:

	Year ended December 31,
	2022	2023	2024
	$	$	$

Lease cost
Operating lease cost	257,359	295,501	314,128
Short-term lease cost	24,507	23,172	38,905

	281,866	318,673	353,033

	Year ended December 31,
	2022	2023	2024
	$	$	$

Supplemental cash flow information
Operating cash flows from operating leases	228,604	292,781	315,925
ROU assets obtained in exchange for new operating lease liabilities	596,887	279,526	329,176

	As of December 31,
	2023	2024

Weighted-average remaining lease term
Operating leases	6.15 years	6.55 years

	As of December 31,
	2023	2024

Weighted-average discount rate
Operating leases	8.3%	7.7%
Maturities of operating lease liabilities as of December 31, 2024 were as follows:

$

2025	313,516
2026	258,631
2027	190,933
2028	149,328
2029	126,578
Thereafter	396,372

Total lease payments	1,435,358
Less: imputed interest	(331,582)

Present value of lease liabilities	1,103,776

The Company has
obligations for
additional offices, warehouses and data
centers’ leases
that have not yet commenced of $518,265 with lease terms not exceeding 14 years and $501,504 with lease terms not exceeding 14 years, as of December 31, 2023 and 2024, respectively.

F-5
5

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

10.	INTANGIBLE ASSETS, NET

	As of December 31,
	2023	2024
	$	$

Licensing fee	21,802	23,874
IP right	44,894	9,951
Trademarks	10,679	10,679
Software, including internal use software under development	73,231	75,507
Others	5,271	5,264

Total intangible assets, gross	155,877	125,275

Accumulated amortization:
Licensing fee	(16,280)	(16,765)
IP right	(40,699)	(9,143)
Trademarks	(6,941)	(10,679)
Software	(38,200)	(57,878)
Others	(2,936)	(3,500)

Total accumulated amortization	(105,056)	(97,965)

Total intangible assets, net	50,821	27,310

The estimated aggregate amortization expenses of intangible assets, excluding internal use software under development, for each of the five succeeding fiscal years and thereafter are as follows:

$

2025	18,986
2026	5,352
2027	1,241
2028	560
2029	699
Thereafter	472

27,310

Amortization expenses related to intangible assets was $23,417, $28,609 and $35,187 for the years ended December 31, 2022, 2023 and 2024, respectively.

F-5
6

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

11.	ACCRUED EXPENSES AND OTHER PAYABLES
The components of accrued expenses and other payables are as follows:

	As of December 31,
	2023	2024
	$	$

Current
Accrued cost of revenue and operating expenses	1,066,988	1,236,212
Accrued payroll and welfare expenses	316,397	364,752
Business and other taxes payables	246,164	324,434
Other payables	116,338	281,205
Payables and accruals for long-lived assets	32,724	42,397
Finance lease liabilities	3,715	4,488
Accrued interest for convertible notes	3,737	3,363
Others	48,744	123,520

	1,834,807	2,380,371

Non-current
Finance lease liabilities	10,828	9,012
Others	68,429	62,666

	79,257	71,678

12.	BORROWINGS
Bank borrowings
As of December 31, 2023 and 2024, the Company had nil outstanding balance and $400,000 of undrawn revolving credit facilities.
Secured borrowings
Sale proceeds from transfers of loans receivable that do not qualify for sale accounting are reported as secured borrowings. As of December 31, 2023 and 2024, $146,661 and $80,615, respectively, remained outstanding. Net cash flows
from these transfers are presented in “Proceeds from (repayments of) secured borrowings, net” in the consolidated statements of cash flows.
Borrowings under securitization transactions
As of December 31, 2023 and 2024, $119,323 and $299,474, respectively, remained outstanding. As of December 31, 2023, the borrowings bear an interest rate of 5.3% to 7.8% and the maturity of the borrowings range from
April 2026
to
August 2026
. As of December 31, 2024, the borrowings bear an interest rate of 5.3% to 8.2% and the maturity of the borrowings range from
May 2025
to
January 2027
.

F-5
7

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

13.	CONVERTIBLE NOTES

	As of December 31,
	2023	2024
	$	$

2024 Convertible Notes	151,764	–
2025 Convertible Notes	1,146,369	1,147,984
2026 Convertible Notes	1,803,416	1,478,784

	3,101,549	2,626,768

The Company issued the following convertible notes and the terms are as follows:

	2024 Convertible Notes	2025 Convertible Notes	2026 Convertible Notes
Issuance date	November 18, 2019	May 22, 2020	September 14, 2021
Maturity date	December 1, 2024	December 1, 2025	September 15, 2026
Principal amount	$1,150,000	$1,150,000	$2,875,000
Interest rate	1.00%	2.375%	0.25%
Initial conversion rate	19.9475 ADSs per $1 principal amount, equivalent to $50.13 per ADS	11.0549 ADSs per $1 principal amount, equivalent to $90.46 per ADS	2.0964 ADSs per $1 principal amount, equivalent to $477.01 per ADS
Agreed conversion date	June 1, 2024	September 1, 2025	June 15, 2026
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

F-5
8

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
The Company evaluated the Conversion Option and Contingent Redemption Options in accordance with ASC 815,
Derivatives and Hedging
, to determine if these features require bifurcation and accounted for as a derivative at fair value with changes in fair value recorded in earnings. The Conversion Option and Contingent Redemption Options were not required to be bifurcated in accordance with ASC 815 and the convertible notes were accounted for as a single liability measured at amortized cost.
The following table presents the carrying amount of the convertible notes:

	As of December 31, 2023				As of December 31, 2024
	2024 Convertible Notes	2025 Convertible Notes	2026 Convertible Notes	Total	2025 Convertible Notes	2026 Convertible Notes	Total
	$	$	$	$	$	$	$

Principal	152,048	1,149,500	1,813,273	3,114,821	1,149,500	1,483,880	2,633,380
Less: unamortized issuance cost and debt discount	(284)	(3,131)	(9,857)	(13,272)	(1,516)	(5,096)	(6,612)

Net carrying amount	151,764	1,146,369	1,803,416	3,101,549	1,147,984	1,478,784	2,626,768

F-
59

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

13.	CONVERTIBLE NOTES (continued)

During the years ended December 31, 2022, 2023 and 2024, the Company recognized total interest expense for coupon interest of $36,544, $34,309 and $32,666, respectively, and amortization of debt issuance costs on the liability component amounted to $7,536, $6,034 and $5,075, respectively.
Capped call transactions
In connection with the offering of 2024 Convertible Notes and 2025 Convertible Notes, the Company entered into separately negotiated capped call transactions with certain counterparties (collectively, the “Capped Calls”). The details of the Capped Calls are as follows:

	2024 Convertible Notes	2025 Convertible Notes

Initial strike price per share	$50.13	$ 90.46
Initial cap price per share	$70.36	$136.54
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
During the year ended December 31, 2024, the Company settled the Capped Calls of the 2024 Convertible Notes. The proceeds received were recorded as an increase in additional paid-in capital.
Repurchase of convertible notes
Subsequent to December 31, 2024, the Company repurchased 2026 Convertible Notes of $149,750 and recorded a $10,602 gain on debt extinguishment.

F-6
0

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	SHARE-BASED COMPENSATION
With effect on January 1, 202
5
, the maximum number of shares which may be issued pursuant to all awards under its 2009 share incentive plan (the “Plan”) increased to 228,561,966 Class A ordinary shares. The Company amended the Plan in April 2022 to automatically increase on January 1 of each of 2023, 2024, 2025 and 2026 by 3% of the total number of ordinary shares of all classes of the Company outstanding on that day immediately before the increase. Under the Plan, the Company may grant options, restricted share award (“RSA”), restricted share unit (“RSU”) or share appreciation right (“SAR”) to its officers, employees, directors and other eligible persons (collectively known as “Eligible Persons”). The Plan is administered by an authorized administrator appointed by the Board of Directors of the Company set forth in the Plan (the “Plan Administrator”).
All options granted have a contractual term of ten years. The options vest according to the stated vesting period in the grantee’s option agreement.
Prior to 2024, the
RSUs and SARs generally vest 25% on the first anniversary year from the stated vesting commencement date and the remaining 75% will vest in 12 substantially equal quarterly instalments.

RSUs and SARs granted during the year ended December 31, 2024, generally vest in 16 substantially equal quarterly instalments.
On April 17, 2022, 4,000,000 existing options were cancelled and 4,000,000 new options were granted concurrently to the same grantee with an exercise price of US$120 per share on the same date. The new options will vest every three months over a period of five years commencing April 30, 2022 and will expire 10 years after the grant date. This is accounted for as a modification and resulted in an incremental share-based compensation cost of US$99,198, which shall be recogni
z
ed over the new vesting period of the new options of five years commencing April 30, 2022.

F-6
1

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	SHARE-BASED COMPENSATION (continued)

(a)	Option granted to Eligible Persons
The following table summarizes the Company’s share option activity under the Plan:

	$		$	$	$
	Number of options		Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
			$	Years	$

Outstanding, January 1, 2022		46,222,613	37.70
Granted		30,000,000	120.00
Cancelled or forfeited		(4,012,516)	279.17
Exercised		(3,676,911)	13.82

Outstanding, December 31, 2022		68,533,186	60.87	7.30	1,433,420

Vested and expected to vest at December 31, 2022		68,533,186	60.87

Exercisable as of December 31, 2022		36,880,548	22.99	5.97	1,274,793

Outstanding, January 1, 2023		68,533,186
Granted		1,925,000	60.00
Cancelled or forfeited		(9,292,295)	104.02
Exercised		(1,336,980)	7.19

Outstanding, December 31, 2023		59,828,911	55.34	6.18	944,611

Vested and expected to vest at December 31, 2023		59,828,911	55.34

Exercisable as of December 31, 2023		42,877,386	35.29	5.51	887,174

Outstanding, January 1, 2024		59,828,911
Cancelled		(6,600,000)	120.00
Exercised		(10,148,635)	14.40

Outstanding, December 31, 2024		43,080,276	55.08	5.24	2,426,627

Vested and expected to vest at December 31, 2024		43,080,276	55.08

Exercisable as of December 31, 2024		36,830,100	47.63	5.00	2,312,733

The aggregate intrinsic value is calculated to be the difference between the exercise price of the underlying awards and the fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s ordinary shares.

F-6
2

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

The Company calculated the estimated fair value of the options on the respective grant dates using the Black-Scholes Option Pricing Model with the following assumptions:

	Granted in 2022	Granted in 2023

Risk-free interest rates	2.79% – 2.84%	3.60% – 4.10%
Expected term	5.1 – 7.5 years	6.5 – 7 years
Expected volatility	48.7% – 55.9%	60.2% – 62.0%
Expected dividend yield	–	–
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
The weighted-average grant-date fair value of share options granted during the years of December 31, 2022 and 2023 were $57.74 and $40.62, respectively. The total fair value of share options vested during the years ended December 31, 2022, 2023 and 2024 was $389,734, $325,183 and $181,293, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2022, 2023 and 2024 was $143,176, $72,072 and $401,405, respectively.
As of December 31, 2024, there were $287,856 total unrecognized share-based compensation cost related to unvested options which is expected to be recognized over a weighted-average period of 2.29 years. Total unrecognized compensation cost may be adjusted for future changes in actual forfeitures.

F-6
3

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	SHARE-BASED COMPENSATION (continued)

(b)	RSAs/RSUs granted to Eligible Persons
The following table summarizes the Company’s RSAs/RSUs activity under the Plan:

	$		$	$	$
	Number of RSAs/RSUs		Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate intrinsic value
			$	Years	$

Unvested, January 1, 2022		8,129,220	137.76	8.47	1,818,588
Granted		7,320,443	99.25
Vested		(3,864,257)	110.34
Forfeited		(1,933,175)	133.12

Unvested, December 31, 2022 and January 1, 2023		9,652,231	120.48	8.81	502,206
Granted		7,119,505	63.46
Vested		(4,130,583)	109.11
Forfeited		(1,786,921)	116.01

Unvested, December 31, 2023 and January 1 , 2024		10,854,232	90.02	8.86	439,596
Granted		10,718,971	48.32
Vested		(6,099,527)	93.83
Forfeited		(1,688,983)	73.93

Unvested, December 31, 2024		13,784,693	82.18	8.74	1,462,556

Share-based compensation cost for RSAs and RSUs is measured based on the fair value of the Company’s ordinary shares on the date of grant.
The weighted-average grant-date fair value of RSAs and RSUs granted during the years ended December 31, 2022, 2023 and 2024 was $99.25, $63.46 and $48.32, respectively. The total fair value of RSAs and RSUs vested during the years ended December 31, 2022, 2023 and 2024 was $426,398, $450,703 and $572,330, respectively.
As of December 31, 2024, there was $1,132,807 of unrecognized share-based compensation cost related to RSAs and RSUs which is expected to be recognized over a weighted-average vesting period of 2.39 years. Total unrecognized compensation may be adjusted for future changes in actual forfeitures.

(c)	SARs granted to Eligible Persons
During the years ended December 31, 2023 and 2024, the Company granted 64,295 and 91,038 SARs, respectively, to the Eligible Persons. Fair value of the SARs is measured based on the fair value of the Company’s ordinary shares at the end of each reporting period.

F-6
4

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	SHARE-BASED COMPENSATION (continued)

Total compensation expense relating to share options, RSAs, RSUs and SARs granted to employees after deducting forfeitures recognized for the years ended December 31, 2022, 2023 and 2024 is as follows:

	$	$	$
	Year ended December 31,
	2022	2023	2024
	$	$	$

Share options:

General and administrative expenses	313,917	253,408	155,051
Research and development expenses	254	44	–

	314,171	253,452	155,051

Cash received for the exercise in the respective years	50,211	10,643	146,081

RSAs/ RSUs:
Cost of revenue	11,104	12,727	10,795
Sales and marketing expenses	36,812	35,988	32,257
General and administrative expenses	67,388	99,048	231,610
Research and development expenses	283,747	282,381	274,624

	399,051	430,144	549,286

SARs:
Cost of revenue	(1,928)	383	2,235
Sales and marketing expenses	(1,762)	710	4,125
General and administrative expenses	(2,993)	200	4,197
Research and development expenses	(643)	141	945

	(7,326)	1,434	11,502

F-6
5

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
During the years ended December 31, 2023 and 2024, respectively, the Company issued 6,000,000 and 15,500,000 Class A ordinary shares to its share depositary bank which will be used to settle share incentive awards. No consideration was received by the Company for this issuance of Class A ordinary shares. These Class A ordinary shares are legally issued but are treated as escrowed shares for accounting purposes. Any Class A ordinary shares not used in the settlement of share incentive awards will be returned to the Company.

16.	ACCUMULATED OTHER COMPREHENSIVE LOSS
The changes in accumulated other comprehensive loss by component, net of tax, are as follows:

	Unrealized fair value loss on available- for-sale investments	Foreign currency translation	Total
	$	$	$

Balance as of January 1, 2022	(297)	(28,222)	(28,519)
Current year other comprehensive loss	(6,263)	(78,297)	(84,560)
Capital contributed by non-controlling interest	–	1,864	1,864

Balance as of December 31, 2022	(6,560)	(104,655)	(111,215)
Current year other comprehensive income (loss)	4,512	(1,297)	3,215

Balance as of December 31, 2023	(2,048)	(105,952)	(108,000)
Current year other comprehensive loss	(3,755)	(81,393)	(85,148)

Balance as of December 31, 2024	(5,803)	(187,345)	(193,148)

F-6
6

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
Certain jurisdictions where the Company has subsidiaries or VIEs require those subsidiaries or VIEs to establish and fund statutory reserves, details of which are listed below:
Statutory reserve
The changes in statutory reserve are
as follows:

	$	$
	Year ended December 31,
	2023	2024
	$	$

At the beginning of the financial year	12,490	16,981
Transferred from retained earnings	4,491	279

At the end of the financial year	16,981	17,260

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

F-6
7

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
Singapore
Subsidiaries incorporated in Singapore are subject to the Singapore Corporate Tax rate of 17% for the years ended December 31, 2022, 2023 and 2024. Garena Online was granted five-year Development and Expansion Incentive (“DEI”) by the Singapore Economic Development Board (the “EDB”) commencing from January 1, 2022, which grants a concessionary tax rate of 10.5% from January 1, 2022 to December 31, 2026 on qualifying income, subject to certain terms and conditions imposed by the EDB.
Others
Subsidiaries incorporated in other countries are subject to the respective applicable corporate income tax rates of the countries where they are resident.

F-6
8

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

18.	TAXATION (continued)

Enterprise income tax (continued)

Income tax expense comprises:

	Year ended December 31,
	2022	2023	2024
	$	$	$

Current income tax	272,070	317,893	468,920
Deferred tax	(140,553)	(94,551)	(193,361)
Withholding tax expense	36,878	39,338	45,609

	168,395	262,680	321,168

The reconciliation of tax computed by applying the tax rate of 17% which is also the statutory corporate income tax rate for its Singapore’s corporate office for the years ended December 31, 2022, 2023 and 2024 is as follows:

	Year ended December 31,
	2022	2023	2024
	$	$	$

(Loss) Income before income tax and share of results of equity investees	(1,500,533)	432,394	778,783

Tax expense computed at tax rate of 17%	(255,091)	73,507	132,393
Changes in valuation allowance	389,129	44,491	(68,734)
Non-taxable and non-deductible items	25,387	(11,306)	30,124
Effect of concessionary tax rate and tax reliefs	(117,558)	(42,696)	(48,627)
Withholding tax expense	36,878	39,338	45,609
Foreign tax effects	85,204	154,756	101,966
Changes in unrecognized tax benefits	–	6,000	131,893
Others	4,446	(1,410)	(3,456)

	168,395	262,680	321,168

F-
69

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

18.	TAXATION (continued)

Deferred tax
The significant components of deferred taxes are as follows:

	As of December 31,
	2023	2024
	$	$
Deferred tax assets
Property and equipment	16,094	17,999
Deferred revenue	161,981	182,068
Unutilized tax losses and unused capital allowances	2,197,209	2,013,487
Provision and accrued expenses	74,330	81,762
Allowance for credit losses	56,308	89,558
Others	19,437	31,998
Valuation allowance	(2,159,905)	(1,860,574)

Total deferred tax assets	365,454	556,298

Deferred tax liabilities
Property and equipment	(7,853)	(7,843)
Deferred payment channel costs	(24,483)	(28,991)
Others	(4,290)	(2,489)

Total deferred tax liabilities	(36,626)	(39,323)

Net deferred tax assets	328,828	516,975

The use of these tax losses and capital allowances is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislation of the jurisdiction in which the entity operates. These tax losses have no expiry date except tax losses approximating to $2,189,029 and $1,505,464 as of December 31, 2023 and 2024, respectively. The tax losses of $1,505,464 as of December 31, 2024 will expire from 2025 to 2036.
The utilization of deferred tax assets recognized by the Company is dependent upon future taxable income in excess of income arising from the reversal of existing taxable temporary differences.
As of December 31, 2024, no deferred tax liability has been recogni
z
ed on the undistributed earnings of its foreign subsidiaries as the Company either intends to permanently reinvest the undistributed earnings to fund its future operations or no withholding tax is imposed on the remittance of undistributed earnings in certain jurisdiction.

F-7
0

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

18.	TAXATION (continued)

Unrecognized tax benefits
The Company has filed the tax returns for years through 2023 for the major tax jurisdictions. These returns are subject to examination by the taxing authorities in the respective jurisdictions, generally for five years. It is possible that the amount of unrecognized tax benefits will change in the next 12 months, however, an estimate of the range of the possible change cannot be made at this time.
A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties are as follows:

$

Balance as of January 1, 2023	107
Additions based on tax positions related to the current year	2,000
Additions for tax positions for prior years	4,000

Balance as of December 31, 2023	6,107
Additions based on tax positions related to the current year	30,200
Additions for tax positions for prior years	72,300
Reductions for tax positions of prior years	(107)

Balance as of December 31, 2024	108,500

As
of December 31, 2023 and 2024, there are $6,107 and $108,500 of unrecognized tax benefits that would affect the annual effective tax rate, respectively.
During the years ended December 31, 2022, 2023 and 2024, the Company recognized nil, nil and $29,500 interest and penalties related unrecognized tax benefits, respectively.

19.	(LOSS) EARNINGS PER SHARE
Basic (loss) earnings per share for each of the periods presented is calculated as follows:

	$	$	$
	Year ended December 31,
	2022	2023	2024
	$	$	$

Numerator:
Net (loss) income attributable to ordinary shareholders	(1,651,421)	150,726	444,321

Denominator:
Weighted-average number of shares outstanding – basic	558,119,948	566,612,815	574,966,327

Basic (loss) earnings per share:	(2.96)	0.27	0.77

F-7
1

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

19.	(LOSS) EARNINGS PER SHARE (continued)

Dilutive (loss) earnings per share for each of the periods presented is calculated as follows:

	$	$	$
	Year ended December 31,
	2022	2023	2024
	$	$	$

Numerator:
Net (loss) income attributable to ordinary shareholders	(1,651,421)	150,726	444,321
Less: interest on dilutive convertible notes	–	–	(1,670)

Net (loss) income used in computing diluted (loss) earnings per share	(1,651,421)	150,726	445,991

Denominator:
Weighted-average number of shares outstanding – basic	558,119,948	566,612,815	574,966,327
Add: share options	–	27,486,226	23,660,416
Add: RSAs and RSUs	–	306,563	3,385,263
Add: dilutive convertible notes	–	–	2,701,974

Weighted-average number of shares outstanding – diluted	558,119,948	594,405,604	604,713,980

Diluted (loss) earnings per share:	(2.96)	0.25	0.74

The following potential common shares were excluded from calculation of diluted net (loss) earnings per share because their effect would have been anti-dilutive for the periods presented:

	$		$		$
	Year ended December 31,
	2022		2023		2024

Share options		68,800,110		32,342,730		19,421,360
RSAs/RSUs		9,652,231		10,547,669		10,494,737
Convertible notes		21,635,690		20,588,810		16,033,265

		100,088,031		63,479,209		45,949,362

The denominator for diluted (loss) earnings per share for the years ended December 31, 2022, 2023 and 2024 does not include any effect from the Capped Calls (Note 13) because it would be anti-dilutive. In the event of conversion of any or all of the 2024 Convertible Notes and 2025 Convertible Notes, the shares that would be delivered to the Company under the Capped Calls are designed to neutralize the dilutive effect of the shares that the Company would issue under the convertible notes.

F-7
2

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

20.	RELATED PARTY TRANSACTIONS
The Company has transactions with a certain shareholder and its affiliates, and an investee in the ordinary course of business.
The Company had the following significant related party transactions for the years ended December 31, 2022, 2023 and 2024:

	Year ended December 31,
	2022	2023	2024
	$	$	$

Services provided by:
- Shareholder and its affiliates (1)	109,422	–	–
- Investee (2)	–	11,327	57,176

Services provided to:
- Investee (2)	–	8,624	32,362

The Company had the following significant related party balances as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	$	$

Amounts due from:
- Investee (2)	281,485	406,235

Amounts due to:
- Investee (2)	63,419	254,704

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

F-7
3

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

21.	SEGMENT REPORTING
The Company has three reportable segments,
namely e-commerce, digital financial services and digital entertainment. The CODM, comprising the Company’s senior management team, reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the
financial performance of each segment. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.
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

F-7
4

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

21.	SEGMENT REPORTING (continued)

Information about segments for the years ended December 31, 2022, 2023 and 2024 presented were as follows:

	$		$		$		$		$
	Year ended December 31, 2022
	E-Commerce $		Digital Financial Services $		Digital Entertainment $		Other Services (1) $		Total $

Revenue		7,288,677		1,221,996		3,877,163		61,869		12,449,705
Less (2)
Cost of revenue		(5,871,475)		(254,058)		(1,077,017)		–
Sales and marketing expenses		(2,328,636)		(508,089)		(268,061)		–
Provision for credit losses		–		(494,622)		–		–
Other operating expenses (3)		(1,101,926)		(242,491)		(560,669)		(314,031)

Operating segment (loss) income		(2,013,360)		(277,264)		1,971,416		(252,162)		(571,370)
Unallocated expenses (4)										(916,138)

Operating loss										(1,487,508)
Non-operating loss, net										(13,025)
Income tax expense										(168,395)
Share of results of equity investees										11,156

Net loss										(1,657,772)

	$		$		$		$		$
	Year ended December 31, 2023
	E-Commerce $		Digital Financial Services $		Digital Entertainment $		Other Services (1) $		Total $

Revenue		9,000,848		1,759,422		2,172,009		131,281		13,063,560
Less (2)
Cost of revenue		(6,194,900)		(279,745)		(672,481)		–
Sales and marketing expenses		(2,510,693)		(116,445)		(104,721)		–
Provision for credit losses		–		(630,300)		–		–
Other operating expenses (3)		(845,725)		(242,723)		(216,936)		(188,009)

Operating segment (loss) income		(550,470)		490,209		1,177,871		(56,728)		1,060,882
Unallocated expenses (4)										(836,104)

Operating income										224,778
Non-operating income, net										207,616
Income tax expense										(262,680)
Share of results of equity investees										(7,032)

Net income										162,682

F-7
5

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

21.	SEGMENT REPORTING (continued)

	$		$		$		$		$
	Year ended December 31, 2024
	E-Commerce $		Digital Financial Services $		Digital Entertainment $		Other Services (1) $		Total $

Revenue		12,415,231		2,367,739		1,910,589		126,307		16,819,866
Less (2)
Cost of revenue		(8,611,530)		(348,424)		(610,586)		–
Sales and marketing expenses		(2,966,084)		(298,386)		(117,556)		–
Provision for credit losses		–		(771,407)		–		–
Other operating expenses (3)		(977,048)		(292,020)		(203,626)		(170,210)

Operating segment (loss) income		(139,431)		657,502		978,821		(43,903)		1,452,989
Unallocated expenses (4)										(790,837)

Operating income										662,152
Non-operating income, net										116,631
Income tax expense										(321,168)
Share of results of equity investees										(9,788)

Net income										447,827

(1)	A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.
(2)	The significant expenses categories and amounts align with the segment-level information that is regularly provided to the CODM.
(3)
Other operating expenses for e-commerce and digital entertainment include general and administrative expenses, research and development expenses, provision for credit losses and other operating income. Other operating expenses for digital financial services include general and administrative expenses, research and development expenses and other operating income.

(4)
Unallocated expenses are mainly related to share-based compensation, impairment of goodwill of prior acquisitions that are not under the Company’s reportable segments, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

F-7
6

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

21.	SEGMENT REPORTING (continued)

Revenue from external customers is classified based on the geographical locations where the services were provided.

	Year ended December 31,
	2022	2023	2024
	$	$	$
Revenue
Southeast Asia	8,321,249	9,179,527	11,774,003
Latin America	2,043,918	2,193,758	3,276,281
Rest of Asia	1,727,187	1,496,433	1,591,487
Rest of the world	357,351	193,842	178,095

Consolidated revenue	12,449,705	13,063,560	16,819,866

Long-lived assets consist of property and equipment, operating lease ROU assets and intangible assets.

	As of December 31,
	2023	2024
	$	$
Long-lived assets
Southeast Asia	1,699,461	1,653,804
Rest of Asia	258,078	225,954
Rest of the world	316,962	300,036

	2,274,501	2,179,794

22.	FAIR VALUE MEASUREMENTS
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

F-7
7

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	FAIR VALUE MEASUREMENTS (continued)

As of December 31, 2023 and 2024, assets and liabilities categorized within Level 3 of the fair value hierarchy included investments in convertible loan, investments in sovereign bonds, investments in equity securities accounted under measurement alternative, redeemable preference shares of investees and other assets.
Investments in debt securities
– the carrying amount approximates fair value due to its short-term nature.
Investments accounted under measurement alternative
– the Company used Market Adjusted Option Pricing Model Backsolve, which is determined by using information including but not limited to the pricing of recent rounds of financing of the investees, liquidity factors and a selection of comparable companies.
The significant unobservable input used to determine the fair value of an investment under the market adjusted Option Pricing Model Backsolve is as follows:

	As of December 31,
Unobservable input (1)	2023	2024
Equity value adjustment	(54%)	(73%)

(1)	Significant increase (decrease) in the input would result in a significantly higher (lower) fair value measurement, depending on the materiality of the investment.
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

F-7
8

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	FAIR VALUE MEASUREMENTS (continued)

Assets and liabilities measured or reported at fair value on a recurring basis are summarized below:

	As of December 31, 2023
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	$	$	$	$

Held-to-maturity investments	1,780,898	–	407	1,781,305
Available-for-sale investments	4,177,564	–	20,442	4,198,006
Equity securities	23,495	87	–	23,582
Other assets	–	–	9,465	9,465
Derivative assets (1)	–	13	–	13
Derivative liabilities (2)	–	(2,818)	–	(2,818)
Share appreciation rights	(5,522)	–	–	(5,522)
2024 Convertible Notes	–	–	(168,410)	(168,410)
2025 Convertible Notes	–	–	(1,179,739)	(1,179,739)
2026 Convertible Notes	–	–	(1,556,532)	(1,556,532)

	5,976,435	(2,718)	(2,874,367)	3,099,350

	As of December 31, 2024
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Unobservable inputs (Level 3)	Total
	$	$	$	$

Held-to-maturity investments	2,990,628	8,315	302	2,999,245
Available-for-sale investments	5,307,889	–	13,773	5,321,662
Equity securities	9,416	640	–	10,056
Other assets	–	–	8,891	8,891
Derivative assets (1)	–	4,901	–	4,901
Derivative liabilities (2)	–	(9,314)	–	(9,314)
Share appreciation rights	(13,010)	–	–	(13,010)
2025 Convertible Notes	–	–	(1,435,716)	(1,435,716)
2026 Convertible Notes	–	–	(1,366,818)	(1,366,818)

	8,294,923	4,542	(2,779,568)	5,519,897

(1)	Included in prepaid expenses and other assets in the consolidated balance sheets and not designated as hedges.
(2)	Included in accrued expenses and other payables in the consolidated balance sheets and not designated as hedges.
Certain long-term equity securities that were accounted for using measurement alternative were measured at fair value on a non-recurring basis and were categorized within Level 3 of the fair value hierarchy because significant unobservable inputs were used to estimate its fair value. Assets remeasured at fair value within Level 3 of the fair value hierarchy on a non-recurring basis were $251,232 and $68,732 as of December 31, 2023 and 2024, respectively.

F-
7
9

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	FAIR VALUE MEASUREMENTS (continued)

Reconciliations of assets and liabilities measured at fair value on a recurring basis and are categorized within Level 3 of the fair value hierarchy are as follows:

$

Available-for-sale investments
Balance as of January 1, 2023	35,126
Settlement	(278)
Impairment	(3,873)
Conversion into ordinary shares of investee	(9,945)
Net unrealized loss included in other comprehensive income	(588)

Balance as of December 31, 2023	20,442
Settlement	(167)
Impairment	(4,000)
Net unrealized loss included in other comprehensive income	(2,502)

Balance as of December 31, 2024	13,773

Investments carried at fair value
Balance as of January 1, 2023	178,233
Transfer out of Level 3 due to change in status (1)	(178,233)

Balance as of December 31, 2023/ December 31, 2024	–

Other assets
Balance as of January 1, 2023	9,668
Additions	122
Disposals	(464)
Fair value gain included in earnings	40
Translation gain included in other comprehensive income	99

Balance as of December 31, 2023	9,465
Additions	105
Disposals	(291)
Fair value gain included in earnings	39
Translation loss included in other comprehensive income	(427)

Balance as of December 31, 2024	8,891

(1)	See note 2(l) for more information.

F-8
0

SEA LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

23.	COMMITMENTS AND CONTINGENCIES
Purchase commitments
The Company has commitments to purchase property and equipment and hosting services of $40,893 and $50,713, committed licensing fee payable for the licensing of game titles of $6,800 and $4,039 and commitments to invest in certain companies of $90,100 and $61,651 as of December 31, 2023 and 2024, respectively.
Minimum guarantee commitments
The Company has commitments to pay minimum guarantee of royalty fee to game developers for certain online games it licensed from those game developers. As of December 31, 2023 and 2024, the minimum guarantee commitments amounted to $10,400 and $30,897, respectively, for its launched games as well as licensed but yet to be launched games.
Others
The Company has commitments to extend credit to customers under committed facilities granted. As of December 31, 2023 and 2024, the customers can draw down on a total undrawn credit limit of $1,199 and $152, respectively, under such committed facilities.

F-8
1