Form 20-F
period 2025-12-31
Sea Ltd
filed 2026-04-17
CIK 1703399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025.
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

565,506,375 Class A ordinary shares (excluding treasury shares and Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan) and 45,527,793 Class B ordinary shares, par value US$0.0005 per share, as of December 31, 2025.

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

•	“shares” or “ordinary shares” refer to our Class A ordinary shares, par value US$0.0005 per share, and our Class B ordinary shares, par value US$0.0005 per share;

•	“Southeast Asia” refers to Indonesia, Malaysia, the Philippines, Singapore, Thailand and Vietnam;

•	“SME” refers to small and medium sized enterprises; and

•
“we,” “us,” “our company,” “our group,” “our” or “Sea” refers to Sea Limited, a Cayman Islands company, its consolidated subsidiaries and its consolidated affiliated entities, including its variable interest entities, or VIEs, and their subsidiaries and consolidated affiliated entities.

Our reporting and functional currency is the U.S. dollar. This annual report contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Indonesian rupiah into U.S. dollars have been made at the rate of IDR16,566.00 to US$1.00, being the foreign exchange reference rate and the Jakarta interbank spot dollar rate published by the Bank Indonesia in effect as of December 31, 2025, all translations of New Taiwan dollars, Thai baht, Singapore dollars, Malaysia ringgit and Brazilian real into U.S. dollars have been made at the rates of NT$31.3700 to US$1.00, THB31.4900 to US$1.00, S$1.2859 to US$1.00, RM4.0560 to US$1.00 and BRL5.4770 to US$1.00, respectively, being the noon buying rates in The City of New York for cable transfers in New Taiwan dollars, Thai baht, Singapore dollars, Malaysia ringgit and Brazilian real as certified for customs purposes by the Federal Reserve Bank of New York in effect as of December 31, 2025 set forth in the H.10 statistical release of the U.S. Federal Reserve Board for translation into U.S. dollars, all translations from Vietnamese dong into U.S. dollars made at the rate of VND25,121 to US$1.00, being the central rate published by The State Bank of Vietnam in effect as of December 31, 2025, and all translations from Philippine peso into U.S. dollars made at the rate of PHP58.805 to US$1.00, being the central rate published by the Bangko Sentral ng Pilipinas in effect as of December 29, 2025. We make no representation that the Indonesian rupiah, New Taiwan dollar, Vietnamese dong, Thai baht, Singapore dollar, Malaysia ringgit, Brazilian real or Philippine peso amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.” On March 31, 2026, the Jakarta interbank spot dollar rate for Indonesian rupiah was IDR16,999.00 to US$1.00, the noon buying rate for New Taiwan dollars was NT$32.0500 to US$1.00, the noon buying rate for Thai baht was THB32.6900 to US$1.00, the noon buying rate for Singapore dollars was S$1.2893 to US$1.00, the noon buying rate for Malaysia ringgit was RM4.0472 to US$1.00, the noon buying rate for Brazilian real was BRL5.2115 to US$1.00, the central rate for Vietnamese dong was VND25,102 to US$1.00, and the central rate for Philippine peso was PHP60.740 to US$1.00.

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

In some cases, you can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements about:

•	our goals and strategies;

•	our future business development, financial condition, financial results and results of operations;

•
the expected growth or changes in, and market size of, the e-commerce, digital financial services, and digital entertainment industries in the markets where we operate, including segments within those industries;

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

●	Our results of operations are subject to fluctuations.

●	We are subject to extensive and changing laws and government regulations across our business.

●	We face competition in our businesses.

●	We may be subject to intellectual property-related risks.

●	Existing or future investments or acquisitions may not be successful.

●	Our businesses involve third parties over whose actions we have no control.

●	Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results, which we report in U.S. dollars.

●
We may have exposure to greater than anticipated tax liabilities, and our financial position and results of operations may be adversely affected by the implementation of legislation or internationally accepted principles.

●
We may use artificial intelligence (“AI”) in our business, and challenges with properly managing its use or more successful use of AI by our competitors could adversely affect our business and results of operations.

●
We may be liable for security breaches and attacks against our or our third-party partners’ platforms and networks, particularly with regard to confidential user information and personal or other data or any other privacy or data protection compliance issue, and our platforms and games may contain unforeseen “bugs”, vulnerabilities or errors.

●
We collect, process, transmit, and store personal information in connection with the operation of our businesses and are subject to complex and evolving international laws and regulations regarding privacy and data protection.

●	We may not succeed in managing or expanding our business across the expansive and diverse markets and segments in which we operate.

●	We have a history of net losses and we may not remain profitable in the future.

●	Any future occurrence of natural disasters, epidemics, pandemics or other outbreaks, wars, conflicts or other catastrophic events could also adversely affect our business.

Risks Related to Our E-Commerce Business

●	We face uncertainties relating to the growth and profitability of the e-commerce industry in our markets and we may face challenges and uncertainties in implementing our e-commerce strategy.

●	We face risks related to logistics and fulfillment.

●	We may be held liable for actions by our marketplace participants.

●	We may suffer losses relating to the products we sell on Shopee.

Risks Related to Our Digital Financial Services Business

●	We face regulatory risks relating to our digital financial services business.

●	We face uncertainties and risks relating to our digital financial services business.

●	We face credit risks.

●	Changes in interest rates may adversely impact us.

●	Determining our allowance for credit losses requires many assumptions and complex analyses. If our estimates are not correct, our business may be adversely affected.

●	If our collection efforts on delinquent loans are ineffective or unsuccessful, the performance of our loans would be adversely affected.

●	We face funding risks.

●	Our banking business may subject us to additional material business, operational, financial, legal and compliance requirements and risks.

●	We face risks relating to our insurance business.

●	We face risks relating to our e-wallet business.

●	We could be held liable if our digital financial services and products are used for fraudulent, illegal or improper purposes.

Risks Related to Our Digital Entertainment Business

●	We derive a significant portion of digital entertainment revenue and gross profit from a limited number of online games.

●	We have a limited track record in game development and global game distribution.

●	We rely on third-party game developers for some of our digital entertainment content and also allow our users to contribute and interact with user-generated content.

●	Our games are subject to scrutiny regarding the appropriateness of their content.

●	Malicious actors may compromise the quality of our user experience.

●	Our live events may introduce risks around public safety and harm our reputation.

Other Operational Risks

●	We rely on technology and internet infrastructure, data center and cloud service providers and telecommunications networks in the markets where we operate.

●	We may fail to attract, motivate and retain the key members of our management team or other experienced and capable employees.

●	We face manpower-related risks.

●	We may be subject to risks related to litigation and regulatory proceedings.

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

Our user base and engagement levels may not continue growing at satisfactory rates, or at all. Our user base and engagement could be adversely affected if:

●	we fail to maintain the popularity of our platforms among users;

●	we are unable to maintain the quality of our existing content and services;

●	we are unsuccessful in innovating or introducing new, best-in-class content and services;

●	we fail to adapt to changes in user preferences, market trends or advancements in technology, including AI;

●	technical, regulatory, governmental or other reasons prevent us from delivering our content or services in a timely and reliable manner, or at all, or otherwise affect the user experience;

●	there are user concerns related to privacy, data protection, safety, fund security or other factors;

●	monetization and cost reduction measures by us cause users to reduce their activity on our platforms or shift to other platforms;

●	new games cause players to shift from our existing games without growing the overall size of our user base or online games platform;

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

●	we are unable to achieve the expected synergies among our businesses or achieve synergies in a cost-effective manner, or we fail to balance the interests of all participants in our ecosystem;

●	we fail to maintain the brand image of our businesses or our reputation is damaged or changes negatively; or

●	changes to demographic trends or adverse economic developments negatively affect our markets.

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

We have businesses in diverse global markets and are subject to risks associated with doing business internationally and in differing economic, political and regulatory environments. Our business, financial condition and results of operations may be influenced to a significant degree by geopolitical, macro-economic and social conditions globally and in our markets. A general slowdown or volatility in the global economy, including trade frictions and restrictions, recessions, inflations, or a tightening of credit markets, could adversely affect our business, financial condition and results of operations. A rise in inflation, increases in interest rates including by the United States Federal Reserve System, bank failures or limited liquidity in accessing bank deposits globally, or slowdown in economic growth in our markets or neighboring regions, could have a material adverse effect on our business, financial condition, liquidity and results of operations. Changes in consumer behavior due to adverse economic conditions may also negatively impact us as such developments could lead to a decrease in consumer spending and reduction in demand for our products and services, which may adversely affect our business, financial condition, results of operations or competitive position.

Growth of the economy of our various markets has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in our markets or neighboring regions, or in the policies of the governments or of the laws and regulations in each respective market could have a material adverse effect on the overall economic growth of our markets. The economies in emerging markets generally differ from developed markets in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, government policy on public order and allocation of resources. In some of our markets, governments continue to play a significant role in regulating industry development by imposing industrial policies and trade-related measures. Some local governments also exercise significant control over the economic growth, foreign capital investments, tax, import and export duties, quotas, custom duties, tariffs and related regulations and the public order in their respective jurisdictions through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policies, or providing preferential treatment to particular industries or companies. Governmental actions to control inflation, interest rate adjustments and other policies and regulations have often involved, among other measures, price controls, currency devaluations, capital controls and limits on imports. These measures, or the perception that any of them could occur, may cause decreased economic activity and consumer spending in our markets, which may adversely affect our business, financial condition and results of operations. Our business, financial condition and results of operations may also be adversely affected by changes in government policies or regulations, such as exchange rates and exchange control policies, inflation rates, interest rates, tariff and inflation control policies, price control policies, import duties and restrictions, liquidity of domestic capital and lending markets, electricity rationing policies, tax policies, including royalty, tax increases and retroactive tax claims, and other political, diplomatic, social and economic developments in or affecting the markets where we operate.

Our markets and other regions globally have experienced, and may in the future experience, geopolitical and social instability, including strikes, demonstrations, protests, marches, other types of civil disorder, war or armed conflict, refugee migration or other types of unrests. For example, ongoing geopolitical tensions, the introduction or threat of new or changed tariffs and trade restrictions, and other geopolitical developments have resulted in significant disruptions to supply chains, commodities markets, energy prices, logistics and business activities globally. In addition, there have been and remain tensions surrounding the Taiwan Strait. If such tension intensifies, our business in Taiwan may not be able to operate normally or at all. Such tensions or any deteriorations in relations among the U.S., Taiwan and the PRC may negatively impact our ability to continue to do business in Taiwan. It is possible that geopolitical, macro-economic and social instability globally and in our markets may negatively impact economic growth and world trade, decrease consumer spending, cause uncertainty and volatility in the financial markets, increase costs, or disrupt supply chains globally or in our markets, and may accordingly adversely affect our business, financial condition and results of operations. We cannot predict the duration or outcome of these events and actions or whether future developments would have any material adverse impact on our business. These and other instabilities and any adverse changes could increase our costs, increase our exposure to legal and business risks, disrupt our office operations or the business activities of our ecosystem participants, or affect our ability to expand or retain our user base.

The impact of tariffs, proposed tariffs, import and export controls or other trade regulations and policies could materially and adversely affect our business and financial results. Various jurisdictions in which we operate may be the subject of, may propose or impose new or additional tariffs, or may otherwise be impacted by duties, taxes, trade restrictions, foreign exchange or capital controls, embargoes, sanctions or other regulatory requirements with little or no advance notice. These changes, or the perception that they could occur, may significantly affect the global economy and stability of global financial markets, thereby reducing economic activity and demand for goods and services, and could impact consumer behavior, supply chains, interest rates, user activities, transaction volumes, and other aspects of our business that are influenced by geopolitical and macro-economic events, which could materially adversely impact our operations and financial performance. These concerns may be elevated in some of the markets in which we operate, many of which are primarily exporting jurisdictions. For example, such changes could lead to recession, unemployment, and other reductions in consumer income or consumer spending, reduce consumer purchasing sentiment, disrupt credit markets, deteriorate the quality of our loan portfolio, reduce the willingness or ability of users to repay their loans from us, disrupt supply chains, increase the costs of goods and services, and require us to adjust our pricing models and operational strategies across different businesses. Given the inherent uncertainty regarding both the duration and the extent of these policy measures, mitigation strategies may not be effective. If we fail to adapt to these policies or regulatory changes, retaliatory actions, and shifting trade policies or fail to adapt to the impact these developments may have on the economy, either globally or in our markets, our overall financial performance could be materially and adversely affected.

In addition, governments or government agencies in any of our markets could censor, ban or block access to our services, mobile applications, platforms or the internet generally for various reasons, including political tensions, wars or other conflicts between countries, content restrictions, national security, data protection or regulatory concerns, or due to some misunderstanding. For example, due to unanticipated government actions, in early 2022, Free Fire was made unavailable in the Google Play Store and iOS App Store in India, and currently remains unavailable. Users generally need to access the internet and app stores to access, download or use our services and mobile applications. If governments either directly or indirectly block, limit or otherwise restrict us from publishing or making available our products and services to users, block, limit or restrict our users from accessing our products, services or mobile applications, prevent us from onboarding new users, prevent data transfers to or from certain markets or services, or take similar actions against us, our business, financial condition and results of operations could be negatively impacted, and we could experience loss or slower growth of our user base, financial loss, and adverse impact to our reputation. Further, any government actions taken against our service providers, partners or other third-party intermediaries on which our business relies could cause our products and services to become unavailable for extended periods of time or even indefinitely.

Governments or government agencies may take legislative, executive, administrative or other measures or implement policies to regulate foreign investments, including applying heightened scrutiny, imposing additional requirements, prohibitions and restrictions on investments by companies based on the place of incorporation or country of origin of such companies or their shareholders or beneficial owners or where companies have employees or service providers, store data or develop or provide their products and services. Any adverse implementation or changes in foreign investment restrictions or interpretations against us of such restrictions in our markets may affect our ability to operate and maintain our business in such markets. In the event of such restrictions, we may face additional legal and regulatory compliance costs and risks, lose investments we have made or exit such markets, our users may develop a negative perception of us, and our business, financial condition and results of operations could be negatively affected.

Our results of operations are subject to fluctuations.

We are subject to seasonality and other fluctuations in our business. Our revenue and expenses are affected by our promotional and marketing activities, including the timing of promotions, and may fluctuate due to changes in user base, user engagement, user behavior and preferences and seasonality, and other factors. Maintaining our scale may also put strain on our existing resources due to increased capital expenditures and operating expenses, including sales and marketing expenses, staff hiring and procurement of infrastructure. See “—We may not succeed in managing or expanding our business across the expansive and diverse markets and segments in which we operate.”

Our historical results may not be indicative of our future performance, and you should consider our future prospects in light of the risks and uncertainties we face operating in evolving industries in many emerging markets. Our revenue, profits, operating expenses and other operating results may vary significantly from quarter to quarter due to a variety of factors, many of which are outside our control. Factors that may contribute to the fluctuations of our results include, among others, (i) fluctuations and changes in overall consumer demand for our products and services in certain markets or overall or during certain months and holidays, including the calendar year-end holiday season, or due to certain short-lived consumer trends, hype or other factors; (ii) timing of new products and services releases and monetization rates of our products and services or content enhancements in different markets; (iii) increases in sales and marketing and other operating expenses; (iv) timing of promotional and marketing activities; (v) macro-economic conditions including recessionary fears, rising inflation or interest rates, and their effect on consumer spending; (vi) geopolitical conditions and wars; and (vii) other risk factors as described in this annual report. As a result, our businesses may not continue to grow as fast as in the past years or at all. Should our businesses experience a slowdown in growth, flattening or decrease in scale or profit, there could be material fluctuations in our financial results, which could negatively affect our stock performance.

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

Our business is affected by laws and regulations across multiple jurisdictions that affect the industries in which we operate, and their scope and stringency have increased significantly in recent years. We are subject to a variety of regulations, including those relating to game operations, game ratings, e-commerce, social networking, internet applications or content services, digital platforms, marketing, advertising, AI technology and services, privacy, personal information, data use, data transfer, data processing, data localization, data storage, data retention and data protection, cybersecurity, livestreaming and video services, antitrust or competition laws, employment and labor laws, national language requirements, intellectual property, virtual items, user-generated content, loot boxes, national security, nationalization, content restrictions, platform regulations, sale of regulated or prohibited items, protection of minors, data of minors, consumer protection, pricing, product safety and product liability, logistics or postal operations, warehouse or fulfillment operations, prevention of money laundering and financing criminal activity and terrorism, anti-bribery and anti-corruption regulation, economic or other trade prohibitions or sanctions, electronic contracts and other communications, digital financial services regulation, payment services regulation, lending regulation, foreign investment and currency control regulation and regulations related to logistics, insurance, and banking. The relevant laws and regulations, as well as their interpretations, are often evolving and may sometimes be unclear in certain perspectives.

Some of these regulations also involve licensing or approval requirements, and the variety of potentially applicable laws and regulations can make it difficult to know or determine which licenses or approvals are necessary, or the processes for obtaining them. For these same reasons, we also cannot be certain that we will be able to maintain the licenses or approvals that we have previously obtained, or that once they expire, we will be able to renew them. We are also uncertain as to whether we will be able to obtain the licenses or approvals we apply for in a timely manner or at all. If we fail to obtain, maintain or renew any required licenses or approvals, comply with the licensing conditions or make any necessary filings, or are found to require licenses or approvals that we believed were not necessary or we were previously exempted from obtaining, we may be subject to various penalties, such as loss of the revenue or assets that were generated through the unlicensed business activities, imposition of fines, suspension or cancelation of the applicable license, written reprimands, termination of relevant businesses or offerings, criminal prosecution and the discontinuation or restriction of our operations, or other disputes. Any such penalties or disputes may disrupt our business operations and materially and adversely affect our business, financial condition and results of operations.

Laws and regulations and their enforcement vary from jurisdiction to jurisdiction and are often evolving, and may be unclear or inconsistent with other applicable laws. At the same time, authorities may introduce protectionist measures or may observe regulatory developments in other jurisdictions and seek to implement similar measures, including measures to bring their respective jurisdictions in line with international standards, that may be more stringent or restrictive, thus potentially subjecting us to more extensive regulation in each market. Such laws or regulations may be effective on short notice, take retroactive effect or become effective without consultation with the industry. Future expansion of our services and geographic coverage, including the expansion of our existing businesses or expansion into new business sectors, could subject us to additional regulatory requirements and other risks that may be costly or difficult to comply with. As the digital economies of our markets develop and new regulations and compliance requirements are introduced, there may be ambiguity regarding the applicability and scope of new and existing regulations and compliance requirements, which may in turn cause uncertainty to our business operations, user engagements and investor confidence. We may require more time than expected to adapt to these new requirements and may face delays during the implementation or transition period. Any failure to comply in a timely manner with such new requirements may disrupt our business operations, damage our reputation, cause regulatory scrutiny or action, cause us to lose users or reduce user engagement. News or rumors about potential introductions of new regulations, restrictions or compliance requirements may also result in significant uncertainties to our business operations and may negatively affect the market price of our ADSs.

In addition, laws and regulations concerning data protection, privacy, content, competition, AI, and age and content restrictions, among others, may impose different obligations and are expected to become more restrictive in certain of our markets. There are a number of recently enacted and amended such laws and regulations as well as legislative and regulatory proposals in various jurisdictions where we operate that could impose new obligations or limitations in areas affecting our business. There are also jurisdictions that are considering or have passed legislation or regulations implementing data transfer restrictions or requiring local storage and processing of data or similar requirements, which could affect our business operations. If we are required to make changes to or are otherwise restricted in the manner in which we transfer data between and among countries and regions or share data among our businesses, it could affect our ability to and the manner in which we provide our content, products and services, which could adversely affect our business, financial condition and results of operations. We may be required to implement different operating practices and protocols depending on the requirements of each local market, which may be costly, and increase the complexity of delivery of our content, products and services.

There has been increased scrutiny over the power and influence of large technology companies and platform businesses globally. Competition authorities scrutinize technology companies and platform businesses around issues such as exclusivity, tying or bundling, and abuse of market power as well as the relationship between platform businesses and their users. In addition, lawmakers, government agencies and regulators may, among other things, prohibit future acquisitions, divestitures or combinations, impose significant fines or penalties including divestiture, or impose other obligations, disclosure requirements or restrictions on digital platforms and services or take other actions to limit or require us to modify our operations with platform users or otherwise place restrictions on our business models due to regulatory or antitrust concerns. We may also be required by government regulators to restructure our corporate structure or product offerings to meet existing or new regulatory requirements. Such restrictions and changes may alter the way in which we do business, increase our costs or liabilities, reduce demand for our platforms or subject us to uncertainties, which could adversely affect our business, financial condition and results of operations. From time to time, we have received inquiries from or are subject to inquiries and investigations by competition authorities. For example, Shopee has been the subject of investigations by competition authorities in connection with its use of logistic services provided by an affiliated business. Unfavorable laws, regulations, decisions, administrative rulings, interpretations of competition rules, or other actions by government or regulatory authorities applying those laws and regulations, including inquiries, investigations, or enforcement actions threatened or initiated by them, could cause us to incur substantial costs, expose us to unanticipated civil and criminal liability or penalties (including substantial monetary fines), diminish the demand for, or availability of, our products and services, increase our cost of doing business, require us to change our business practices in a manner materially adverse to our business, damage our reputation or otherwise have a material effect on our business, financial condition and results of operations.

Regulators may regularly re-examine and increase legislation, regulation and enforcement of compliance obligations, which may require us or our business partners to revise or expand compliance programs, including the procedures we use to verify the identity of or information about our users, make disclosures to our users, interact with our users, and monitor transactions on our platforms. Such new legislation, government policies or compliance requirements may also make it more burdensome for us to operate our businesses or expand our offerings, or for our users to use our services and products, any of which could potentially discourage users from using our services and products. We may also make changes to or expand our product offerings or services in a manner that subjects our businesses to additional legislation, regulations or other compliance obligations, which may result in similar burdens and risks to our businesses.

We face competition in our businesses.

We face competition in each of our business lines and the failure to compete effectively in any of them could materially and adversely affect our business, financial condition and results of operations.

Our e-commerce business faces competition from global and regional players and retailers that operate across several markets, and from single-market players and retailers. Global e-commerce or internet companies are also making efforts to compete in our markets or e-commerce to further expand their footprints in such markets. Such competitors may have longer operating history, different business models and growth strategies, and greater access to financial, technological and marketing resources than we do. We compete with online and offline players to attract, engage, and retain buyers based on the variety and value of products and services listed on our marketplaces, overall user experience and convenience, online communication tools, social features, integration with mobile and networking applications and tools, mobile applications and availability, quality and costs of payment, customer support and logistics services. We also compete to attract and retain sellers based on the number and the engagement of buyers, the effectiveness, cost, and quality of the services we offer to sellers, commission rates, and the availability of support and other platform services. We also compete to attract and retain content creators for e-commerce. As e-commerce is evolving in our markets, competition for market share is particularly intense. Our competitors may also consolidate or be acquired by other competitors, allowing them to obtain greater market share, gain access to greater resources and gain real advantages over us. In addition, we may face increasing competition from social media and social-commerce platforms, online and app-based search engines through which products and services may be researched and sold, other content-providing market players, and other online and app-based means of discovering, using, or acquiring goods and services. Social media platforms with high levels of user engagement may be able to leverage content and user connections and traffic on their platform to increase the visibility and attractiveness of a wide variety of brands and products.

Our digital financial services business faces competition from existing online and offline consumer and SME financial products and services. We expect competition to intensify as existing and new competitors introduce new services or enhance existing services. Some of our competitors may have more experience, greater financial resources, lower funding cost, greater brand recognition or a larger base of customers than we have. New entrants tied to established brands may engender greater user confidence in the safety and efficacy of their services, along with greater liquidity. We may also face pricing pressures and other forms of competition such as increased incentives from competitors. Some potential competitors may charge lower commissions to merchants or subsidize users through other services they offer. Such competition may result in the need for us to alter the pricing we offer to give discounts or increase our incentives, which could reduce our profit and negatively affect our business, financial condition and results of operations. Competitors in the banking space such as traditional banks and larger financial institutions may be able to offer more extensive or enhanced products and services, or offer such products and services at more attractive rates, credit or other better terms, including more attractive rates on deposits and rates on loans. As a result, we may be forced to increase our deposit rates, or lower the rates we charge for loans or the fees we charge for other services, or devote significant financial resources to our marketing efforts or developing customized products and services. For our consumer and SME credit business, we compete with other non-bank fintech companies, neobanks, credit unions, multi-finance companies, off-card financing, private credit card and point-of-sale service providers. Banks and larger financial institutions may also build solutions to compete in the consumer and SME lending space. If such competitors appear more attractive to high quality customers or credit users, such customers or users may be less likely to use our products and services, and we may have a decreased pool of high-quality customers or credit users. For our payment processing business, certain competitors may have longstanding relationships with certain merchants to accept the payment services they offer, which may make it difficult or costly for us to establish partnerships with these merchants. Our competitors may also be able to obtain certain licenses that we are unable to obtain, which may hinder our ability to offer certain products or access certain pools of liquidity that are the subject of such licenses, for instance taking deposits. In addition, certain of our competitors in certain product areas and markets may not be subject to the same regulatory requirements that we are.

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

We may offer new products and services or develop new or enhanced features and functionality of our platforms, which may lead to increased or additional competition. We may also periodically change or remove new features and functionality, and optimize our operational efficiency and increase monetization efforts, which may not be well received and decrease the time spent by users on our platforms. We may need to compete with existing service-providers who have more experience and infrastructure than us. We may also face potential protectionist policies, political measures or regulatory challenges that are more supportive of local players in such markets, which may, among other things, hinder our ability to compete effectively in such markets.

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

Further, we may be unable to obtain trademark protection for our technologies and brands, and our existing trademark registrations and applications, and any trademarks that may be used in the future may not provide us with competitive advantages or distinguish our products and services from those of our competitors. In addition, our trademarks may be contested, circumvented or found to be unenforceable, weak or invalid, and we may not be able to prevent third parties from infringing or otherwise violating them. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

From time to time, we receive notices from third parties or are named in lawsuits by third parties alleging infringement of their proprietary intellectual property rights or in connection with claims relating to our content, products or marketing activities. For example, with respect to our e-commerce business, we receive complaints alleging that items offered on or sold through our Shopee platform infringe third-party copyrights, trademarks and patents or other intellectual property rights, or contain obscene, defamatory or libelous content. Although we have adopted measures to reduce infringements or offense by product listings on our Shopee platform before they appear on the marketplace, these efforts may not always be successful. The Office of the U.S. Trade Representative had previously identified the Shopee platform in several of our markets as “notorious markets”in its annual Review of Notorious Markets for Counterfeiting and Piracy. While the Shopee platform is currently not identified as having any notorious markets, the Office of the U.S. Trade Representative may again identify the Shopee platform in certain or all of the markets in which we operate as notorious markets in the future. Since December 2020, the European Commission placed Shopee on its Counterfeit and Piracy Watch List. Any public perception that counterfeit, pirated, or otherwise inappropriate or illegal items are commonplace on Shopee, even if factually incorrect, or perceived delays in our removal of these items could damage our reputation and result in regulatory action against us and diminish the value of our brand name.

We may be subject to allegations of civil or criminal liability for alleged intellectual property infringement, including based on allegedly unlawful activities carried out by third parties through our platforms. We may also be subject to fines or sanctions by local authorities for infringing products or improper content offered on our marketplace, including requiring the removal of the infringing products or a temporary or permanent block of our platform. Any current or future use of AI (including AI technologies provided by third parties) in our platforms, offerings, services and features may also lead to liability, disputes or negative public perception. If the content, analyses or recommendations that AI applications are used in are or are alleged to be deficient, inaccurate, inappropriate or biased, or if the use of AI results in, or is alleged to have resulted in, the infringement of the intellectual property of third parties, we may be subject to legal claims or liability and our business, financial condition and results of operations may be materially and adversely affected.

We may implement further measures to protect users and ourselves against potential intellectual property liabilities, and these measures could cost us substantial additional resources or require us to discontinue certain service offerings. In addition, these measures may reduce the attractiveness of our platforms to users. For example, a seller whose listings are removed or suspended by us, regardless of our compliance with the applicable laws, rules and regulations, may dispute our actions and commence action against us for damages based on breach of contract or other causes of action or make public complaints or allegations. Any costs incurred as a result of such liability or asserted liability could also adversely affect our business, financial condition and results of operations.

As the number of interactive games increases and the features and content of these games continue to overlap, software developers and distributors have increasingly become subject to infringement claims. Some of our game content is highly realistic and features materials that are based on real world objects or people, which may also be the subject of claims of infringement, including right of publicity, copyright, trademark and unfair competition claims. Despite any steps taken by us to avoid knowingly violating the intellectual property rights of others, third parties may still claim that content we develop or license from third parties infringes their intellectual property rights. We have received intellectual property related claims in the past. In addition, as we allow user-generated content on our platforms, we may also become subject to third party claims relating to such content.

Any such claims that we need to defend, whether or not meritorious, or litigation we take to enforce our intellectual property rights may be time-consuming, distracting to management and costly, and we may not prevail in any such litigation. We may also be forced to stop distributing, cease using or redesign the relevant content or product, obtain a license from the claimant, which, if available at all, may not be available on commercially favorable terms.

Existing or future investments or acquisitions may not be successful.

We have invested in or acquired, and may in the future invest in or acquire, teams, businesses, services, assets or technologies from time to time. We may fail to select appropriate investment or acquisition targets, or we may not be able to negotiate optimal arrangements, including arrangements to finance such investments or acquisitions. Investments and acquisitions entail uncertainties and risks, such as:

●	we may fail to successfully achieve the intended objectives;

●	our investments or acquisitions may be viewed negatively by customers, financial markets or investors;

●	the costs of identifying and consummating these transactions may be significant;

●	acquisitions and the subsequent integration of new assets and businesses into our own could require significant management attention and could divert resources from our existing businesses;

●	we may have difficulty in transitioning and integrating the business, technologies, products, personnel or operations of the acquired businesses;

●	we may face unforeseen operating challenges;

●	our relationships with existing employees, customers and business partners of our group, or those of the target, may be impaired;

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

●	we may face challenges associated with managing additional or geographically remote businesses;

●	investments and acquisitions could result in the use of substantial amounts of cash or significant capital contributions, which could limit other potential uses for our cash;

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

Each of our e-commerce, digital financial services and digital entertainment businesses involves the participation of third parties such as third-party game developers, owners of other third-party intellectual properties, users who generate content on our platforms, including livestreaming or other real-time content dissemination, sellers and merchants who own the content and services offered through our platforms, as well as intermediaries and other third-party service providers including other financial institutions providing financial services. We rely on third-party infrastructure such as data centers and a number of third-party channels to provide content and services to our users, as well as performing other functions of our platforms. For example, we primarily rely on third-party application distribution channels, such as the iOS App Store and the Google Play Store, to allow users to download and access our applications and games. If our third-party distribution channels voluntarily or involuntarily suspend their services to us or our users, including taking down or removing our applications in response to government actions or other legal action or pursuant to their own policies or otherwise require us to change our services, and we are unable to arrange for alternative measures in a timely manner or at all, our users will have difficulties accessing our applications and games or making payments for our products and services. In addition, governments may take actions against third-party distribution channels or partners, which could affect our users’ ability to access our services. Consequently, we will lose users temporarily or permanently, and our business, financial condition and results of operations could be materially and adversely affected.

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

●	risks relating to third-party publishing or distribution channels we use to make our applications available for download, such as the iOS App Store and the Google Play Store;

●
risks relating to content generated by third parties and any user-generated content in our games (see “—We rely on third-party game developers for some of our digital entertainment content and also allow our users to contribute and interact with user-generated content”), e-commerce platform, or other platforms, including content posted in real-time, which may be illegal, obscene, defamatory, infringing or otherwise inappropriate or unlawful;

●
risks relating to third-party payment service providers or payment intermediaries we depend on to provide users with various payment options or e-wallet top-up options, such as the iOS App Store and the Google Play Store, payment on delivery, bank transfers, direct carrier billing, credit cards, debit cards, telecommunication card and over-the-counter top-up and payment through other third-party payment services;

●
risks relating to third-party banks, financial institutions and financial intermediaries we depend on to conduct our digital financial services business, such as correspondent banks and remittance services partners;

●	risks relating to services by third-party logistics service providers (see “—We face risks related to logistics and fulfillment”);

●	risks relating to third-party developers, independent software vendors, or technology systems or service providers;

●	risks relating to third-party collection agents in relation to our credit products and loans receivable;

●	risks relating to manpower agencies and independent contractors (see “—We face manpower-related risks”);

●	risks relating to business process outsourcing vendors, including customer service agents;

●
risks relating to users’ personal data that is received or used by third parties in connection with our services, such as when sellers or third-party payments or logistics providers receive user information in connection with payment services, order fulfillment or user onboarding;

●
risks relating to third-party banks, insurance, lending and wealth management service providers providing services on our platforms. If such third-party service providers engage in activities that are negligent, fraudulent, or otherwise harm the interest of users subscribing to such services or products through our platforms, we may be subject to legal and financial harm, including potential contractual or non-contractual liability, reputational damage, litigation risk or user loss even if due to actions or activities not related to, attributable to or caused by us, or within our control;

●	risks relating to users of our services or platforms who engage in fraud or other conduct that violates our terms of service, other policies, or the law;

●	risks relating to our business or banking partners or counterparties being sanctioned or otherwise being found to have violated our agreements, other policies, or the law;

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

Although we take efforts to prevent third parties from engaging in prohibited conduct via the content and services available on our platforms, we may not detect every unlawful, improper or fraudulent third-party action. In some of our markets, we may be liable for certain third-party conduct under local law, including if users commit fraud or cause other users of our services to incur losses. While we have agreements with some of these parties that obligate them to carry out their respective dealings in a lawful and professional manner and to indemnify us for losses subject to applicable laws, any legal protection we may have could be insufficient to compensate us for our losses or may not repair the damage to our reputation.

If any of our third-party service providers and channel providers deliver unsatisfactory service, engage in fraudulent or prohibited actions, or are unable or refuse to continue to provide services to us and our users for any reason, our business, financial condition and results of operations may be materially and adversely affected.

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

Furthermore, we operate in a number of jurisdictions that have historically experienced significant levels of inflation and volatility in the value of their currencies, which, if continued in the future, may result in government intervention in the economy, including monetary, fiscal, or trade policies, exchange controls or other currency restrictions, which could adversely affect our business, financial condition and results of operations. Changes in the relative value of local currencies in the markets where we operate, including relative to the U.S. dollar, could also have negative effects on the level of economic activity and employment in those markets and may materially adversely affect our business, financial condition and results of operations. We might not be able to adjust the price of our products and services sufficiently to offset the effects of such events on our operations, and any changes to our prices might reduce demand for our products and services. Additionally, a significant amount of our revenue and some of our operating metrics are denominated in certain local currencies that have been subject to significant volatility in the past. Because fluctuations in the value of these local currencies are not necessarily correlated, our results of operations in any period may be adversely affected by such volatility. See “Item 3. Risk Factors—Risks Applicable Across Multiple Businesses—Changes in macro-economic, geopolitical or social conditions or government policies, or government actions or restrictions, globally and in our markets could have a material adverse effect on our business and operations,” “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Major Factors Affecting Our Results of Operations” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

We may enter into foreign exchange derivatives transactions and incur relevant costs from time to time to manage our exposure to exchange rate risk. Such derivatives transactions, while intended to be non-speculative, are designed to protect us against increases or decreases in exchange rates, but not both. If we entered into derivatives transactions to protect against, for example, decreases in the value of a local currency and such local currency instead increases in value, we may incur financial losses. Increases in currency volatility or other changes in the relative value of the local currencies we use could also increase the costs of such foreign exchange derivatives transactions and expose us to additional costs or losses. Any such losses could materially and adversely affect our business, financial condition and results of operations.

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

For example, Shopee as a marketplace operator has been or could be required to report transactions made by sellers and other service providers through the platform to the tax authorities in certain markets and may also be subject to additional tax or withholding obligations.

Governments in some of our markets have discussed promulgating or have promulgated laws to require e-commerce marketplace operators, payment service providers and lending platforms to assist in the enforcement of tax requirements on sellers, borrowers, lenders or other relevant parties and collection of taxes with respect to revenues or profits generated by sellers or stamp duties. If we are held responsible, whether financially or operationally for such taxes, our business, financial condition and results of operations may be materially and adversely affected. We may also be requested by government authorities to supply information about our users, such as transaction records and user information, and assist in the enforcement of other tax regulations, which could affect our relationships with users.

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

The application of tax laws of various jurisdictions to our business activities is subject to interpretation and also depends on our ability to operate our business in a manner consistent with our tax positions, corporate structure and intercompany arrangements. A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. The tax authorities of the jurisdictions where we operate may challenge our methodologies for intercompany and related party arrangements, including transfer pricing. We could face adverse tax consequences if local tax authorities assert that any transactional arrangements among our group entities were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under the applicable laws, rules and regulations, and adjust the income of such group entities in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our group entities for tax purposes, which could in turn increase their tax liabilities. In addition, local tax authorities may impose late payment fees and other penalties on our entities for the adjusted but unpaid taxes according to the applicable regulations. If the manner in which we operate does not achieve the intended tax consequences, or if the tax authorities take different interpretations with respect to these factors or our tax obligations, our business, financial condition and results of operations could be adversely affected.

In addition, in some jurisdictions where we operate, tax laws and regulations or their application to our business may involve uncertainty, or have uncertain application to novel business arrangements, and the interpretation of such laws and regulations by the relevant revenue or enforcement authorities may differ from our own or be unpredictable or the subject of disputes or controversy. We may, from time to time, be and, in some cases, are subject to inquiries, investigations or audits from or disputes with tax authorities of the relevant jurisdictions on various tax matters, including challenges to positions asserted on income, withholding, tax credits, stamp duties or other tax returns. Developments in an audit, investigation, or other tax controversy can have an adverse effect on our business, financial condition and results of operations. Due to the inherent complexity and uncertainty of these matters, interpretations of certain tax laws by authorities, and judicial, administrative, and regulatory processes in certain jurisdictions, the outcome of any such controversy may be materially different from our expectations or our financial provisioning.

We may use AI in our business, and challenges with properly managing its use or more successful use of AI by our competitors could adversely affect our business and results of operations.

We may incorporate AI solutions into our platforms, offerings, services and features, or in support of internal business operations. If AI models, algorithms, data processing or automated decision-making, or any content, analyses, or recommendations that utilize AI, are or are alleged to be deficient, inaccurate, inappropriate, or biased, or if the use of AI results in, or is alleged to have resulted in, the infringement of the intellectual property of third parties, we may be subject to legal claims or liability and our business, financial condition and results of operations may be adversely affected. AI technologies, including generative AI and machine learning models, present a growing risk and ability for third parties to generate systems which are able to imitate or copy our proprietary intellectual property at large scale and for a low cost. AI systems could be used to generate huge volumes of derivative works that imitate or replicate our intellectual property, leading to unauthorized content that competes with our products, dilutes our brand value, and undermines our ability to monetize our intellectual property effectively. Such unauthorized use of AI to generate content similar to our intellectual property may reduce consumer demand for our products, as third parties may access or create AI-generated alternatives that offer comparable experiences without requiring licensing fees or other revenue-sharing arrangements.

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

AI also presents emerging ethical issues and is subject to rapidly developing legal and regulatory frameworks in our markets, and if our use of AI becomes controversial or becomes subject to new laws or regulations in any of our markets, we may experience reputational harm or legal liability or otherwise need to make changes to our business practices and offerings. Uncertainty around new and evolving AI uses may require significant additional investment to develop models and proprietary datasets, responsible-use frameworks and new approaches and processes to attribute or compensate content creators.

Developing, testing and deploying AI systems may also increase the cost of our platforms, offerings, services and features. Further, as with any new offerings based on new technologies, consumer reception and monetization pathways are uncertain, our strategies may not be successful and our business and financial results could be adversely impacted. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations.

We may be liable for security breaches and attacks against our or our third-party partners’ platforms and networks, particularly with regard to confidential user information and personal or other data or any other privacy or data protection compliance issue, and our platforms and games may contain unforeseen “bugs”, vulnerabilities or errors.

Our business stores, generates and processes a large amount of data, including personal data and payment information from users, and any failure to prevent or mitigate security breaches and the improper access, use or disclosure of such data could impact our operations negatively and harm our reputation. We also maintain certain other proprietary and confidential data relating to our business and personal data of our users and personnel. Although we have employed significant resources to develop and implement security measures aimed at preventing breaches, our cybersecurity and data protection measures have not and may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, physical or electronic break-ins, phishing attacks, data leaks, social engineering, security breaches or other attacks and similar disruptions and fraudulent behavior or improper use by our employees or third party partners that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Additionally, as AI capabilities develop, hackers and sophisticated organizations may use these technologies to create new sophisticated fraud or attack methods that are increasingly automated, targeted, coordinated and more difficult to defend against. Any security breach, including personal data breaches or incidents, including cybersecurity incidents, could result in unauthorized access to our systems or a user’s system, misappropriation of our or a user’s information or data, loss, corruption or alteration of such data, financial loss, deletion or modification of user information, damage to our systems or those of our users, or a denial-of-service or other interruption to our business operations. Any such incidents could impact our operations and could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines, and potential liability, as well as remediation costs and increased cybersecurity or data protection costs. We have in the past been and are likely again in the future to be subject to these types of attacks and security breaches. As techniques used to obtain unauthorized access to or otherwise breach or sabotage systems change frequently, we may not be aware that we have been attacked and we may be unable to anticipate or implement adequate measures to protect against these security breaches until they have been launched against us, our platforms or services, our users or our third-party service providers. We may not have the resources, technical sophistication, or ability to anticipate or prevent rapidly evolving or sophisticated types of cyberattacks or other types of security breaches.

In addition, our confidential or proprietary information or our users’ personal data or payment information may, in some instances, be stored or processed by certain third-party partners, which poses similar risks. If an actual or perceived breach of our or our third-party partners’ security occurs, public perception of the effectiveness of our security measures and brand could be harmed, demand for our platforms or services may be reduced, our operations may be disrupted, we may incur significant legal liabilities, financial loss, and remediation costs, and our business, financial conditions and results of operations could be materially and adversely affected. While we take measures to require third-party service providers to adopt necessary security measures and to protect against data breaches in accordance with applicable laws and regulations, we also face similar risks where personal data is shared with third-party service providers. If our third party partners engage in activities that are negligent, fraudulent, illegal or otherwise harm the trustworthiness and security of our platforms, including improper disclosure or use of user data, or if our third party partners otherwise fail to meet their data security and privacy obligations, or users are otherwise dissatisfied with their service quality on or off our platforms, we may be subject to user complaints and suffer reputational harm, even if due to actions or activities not related to, attributable to or caused by us, or within our control. Any compromise of our or our third-party partners’ security or data could have a series of significant consequences, ranging from violation of applicable security, privacy or data protection, consumer and other laws, regulatory or other governmental investigations, enforcement actions, to other legal and financial exposure, including potential contractual liability, reputational damage, litigation risk or user loss.

Our platforms services, applications, websites and games have in the past contained and may in the future contain errors, “bugs” or other vulnerabilities that are not detected until after the applications, products or services are published or released, particularly given our use of complex and rapidly developing technologies. Additionally, many of our products and services are available on multiple operating systems or multiple devices offered by different manufacturers, and changes or updates to such operating systems or devices may cause errors, vulnerabilities, or functionality problems in our products, including rendering our products or services inoperable by some users. Any such errors or a significant unavailability of our platforms, services or games or any breach of users’ data protection rights due to these errors, “bugs” or vulnerabilities could affect the overall user experience, which could cause users to reduce their time on or interest in our platforms, services or games, or not recommend our content and services to others. Such errors could also result in non-compliance with applicable laws and regulations, cause financial loss, or create legal liability for us. Resolving such errors could also disrupt our operations, cause us to divert resources from other matters, or materially harm our business, financial condition and results of operations. In addition, “cheating” programs or other unauthorized software tools and modifications that enable players to cheat in games harm the experience of players who play fairly and could negatively impact the volume of purchases of in-game items. Also, vulnerabilities in the design of our products, services and of the platforms on which they run could be discovered after their release and exploited by malicious actors before they are remedied. This may lead to loss of revenues or increased cost of developing technological measures to respond to these, either of which could negatively affect our business, reputation, financial condition and results of operations.

We collect, process, transmit, and store personal information in connection with the operation of our businesses and are subject to complex and evolving international laws and regulations regarding privacy and data protection.

Our businesses are subject to an increasingly complex and at times divergent data privacy, data protection, data use, data governance, AI and information security laws and requirements in the markets in which we operate and where our users, merchant partners, customers and other participants are located. In addition, certain of our digital financial services businesses may be subject to more stringent and restrictive banking secrecy laws or other heightened requirements with respect to customer data. We are also subject to agreements with third parties such as Apple, Alphabet, Meta and others that place conditions and requirements on the processing of data and on data collected via their services. As we continue to operate internationally and as laws continue to evolve and change, we will be subject to additional data protection laws and requirements. The privacy and data protection-related laws, rules and regulations of jurisdictions we operate in may change or evolve to become more comprehensive or restrictive as compared to laws, rules and regulations we are currently subject to. In addition, such laws, rules and regulations, including any penalties, may differ or be inconsistent from jurisdiction to jurisdiction. Complying with privacy and data protection related laws, rules and regulations for an increasing number of jurisdictions could require significant resources and costs. Such laws, rules and regulations may also restrict the transfer of data across jurisdictions, require data localization, require us to obtain user consent for the use and collection of their data, to delete or limit the processing of their data, and require us not to sell or engage in marketing data with respect to certain users, among other things, which may impose additional and substantial operational, administrative and compliance burdens on us, and may also restrict our operations and expansions in new markets. The costs to comply with, or our actual or perceived failure to comply with, new or changing laws, rules and regulations regarding privacy and data protection, privacy and data protection laws, rules and regulations in new markets, or contractual obligations related to privacy and data protection may adversely affect our business, financial condition and results of operation. Further, as we develop integrated and personalized products and services to enhance our user experience, we have expanded our data profile through additional data types and sources, across multiple channels, and involving new partners. This expansion has amplified the impact of these various laws and regulations on our businesses. As a result, we are required to constantly monitor our data practices and potentially change them when necessary or appropriate.

If we fail to comply with any of these laws, we may face potentially significant fines, reputational loss and customer loss, and may be subject to proceedings or actions against us by governmental entities, consumers or others relating to privacy and data protection.

We may not succeed in managing or expanding our business across the expansive and diverse markets and segments in which we operate.

Our business has become increasingly complex given the scale of our operations, product offerings and the diverse markets in which we operate. It is costly to establish, develop and maintain international operations, adapt our business model to new or diverse regulatory environments and to promote our brand internationally. Our international operations may not become or be profitable on a sustainable basis. As our operations continue to expand, our technology infrastructure systems and corporate, legal and compliance functions will need to be scaled to support our operations, and if they fail to do so, our business, financial condition and results of operations may be adversely affected.

The markets where we operate or expand to are diverse and unique, with varying levels of economic and infrastructure development and distinct legal and regulatory systems, and do not operate seamlessly across borders as a single or common market. Managing our businesses across these markets requires considerable management attention and resources. Operating across multiple distinct markets also requires certain additional costs, including costs relating to staffing, logistics, intellectual property protection, regulatory and legal compliance, tariffs and other trade barriers and higher tax rates in certain markets, where applicable. We may be less well-known or have fewer local resources, and we may be unsuccessful in adapting our business practices, culture and operations. From time to time, we may test the waters for certain businesses in new markets where we believe there may be an opportunity to use our experience in highly diverse environments to reach underserved buyers and sellers. We may also exit from certain markets or cease certain operations in certain markets due to a variety of factors.

Our operations and expansions in new markets may become subject to risks associated with:

●	user acceptance of new technologies, especially in the new markets to which we may expand in the future;

●
lack of experience operating in these new markets, including our ability to understand different user behaviors or culture in new markets and roll-out relevant products and services localized to each market’s needs or preferences;

●	challenges in adapting our approach and strategies in existing markets to new markets;

●	recruiting and retaining talented and capable management and employees in various markets;

●	our ability to appropriately deploy resources and management attention that otherwise would be focused on the development of our existing markets and businesses;

●	limited technology infrastructure and low levels of use of the internet;

●	challenges caused by distance, language and cultural differences, and local and regional competitive landscapes;

●	providing content and services that appeal to the tastes and preferences of users in a larger number of markets;

●
implementing our businesses in a manner that complies with local laws and practices, which may differ significantly from market to market, including laws regarding data protection, privacy, network security, cybersecurity, encryption and payments;

●	maintaining adequate internal and accounting control across various markets, each with its own accounting principles that must be reconciled to U.S. GAAP upon consolidation;

●	compliance with privacy laws and data security laws and compliance costs across different legal systems;

●	currency exchange rate fluctuations;

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

●	complex local tax regimes;

●
differing, complex and potentially adverse customs, import and export laws, tariff and tax rules and regulations or other trade barriers or restrictions which may be applicable to transactions conducted through cross-border business, related compliance obligations and consequences of non-compliance, and any new developments in these areas;

●	establishing strategic partnerships, as well as maintaining our relationships with any of our existing or future strategic partners;

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

As our business segments may be relatively new in certain markets, the relevant regulations are evolving and expanding. From time to time, we are subject to formal and informal reviews, inquiries and investigations by governments and regulatory authorities. Unfavorable regulations, laws, decisions or enforcement actions could cause us to incur substantial costs, expose us to unanticipated civil and criminal liability or penalties (including substantial monetary fines), diminish the demand for, or availability of, our products and services, increase our cost of doing business, require us to change our business practices in a manner materially adverse to our business, damage our reputation, impede our growth or monetization strategy, or otherwise have a material adverse effect on our operations.

We have a history of net losses and we may not remain profitable in the future.

We had recorded net losses for a period of time before 2023. We turned profitable in 2023 and had a net income of US$162.7 million, US$447.8 million, and US$1.6 billion in 2023, 2024 and 2025, respectively. While we have delivered positive total net income in 2023, 2024 and 2025, we may not sustain this performance, including the same level of profitability, growth or business scale given, among other things, the uncertainty in global markets and future fluctuations in our performance.

Our operating expenses or capital expenditures may increase as we continue to invest in our businesses. Such investments may not generate immediate positive financial returns and may result in increased or higher than expected costs, operating losses or other losses in the short term with no assurance that we will eventually achieve the intended long-term benefits or maintain profitability. These factors, among others, set out in this “Item 3. Key Information—D. Risk Factors” section, may negatively affect our ability to sustain profitability in the near term.

Any future occurrence of natural disasters, epidemics, pandemics or other outbreaks, wars, conflicts or other catastrophic events could also adversely affect our business.

Our business, financial condition and results of operations could be materially and adversely affected by severe weather conditions, natural disasters, geopolitical events, terrorist attacks, international conflicts, wars, sanctions, the occurrence or re-occurrence of other outbreaks, epidemics or pandemics, including COVID-19, avian influenza, severe acute respiratory syndrome, the influenza A (H1N1) or H7N9, and other catastrophic events that disrupt our operations, adversely affect our markets or the economy generally or adversely affect our employees, third-party service providers, business partners or a significant portion of our users.

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

Our future results of operations and ability to grow our platforms and to sustain or increase profitability will depend on numerous factors affecting the development of the e-commerce retail industry in our markets, which may be beyond our control. These factors include:

●	the growth rate of internet, broadband, personal computer and smartphone penetration and usage in our markets, including any changes or fluctuations in growth rates or usage;

●	the trust and confidence level of e-commerce consumers, as well as changes in customer demographics and consumer tastes and preferences;

●	the selection, pricing and popularity of products that online sellers offer;

●	attracting and retaining a wide range of merchants, brands and retailers;

●	providing effective technologies, infrastructure and services that meet the evolving needs of consumers and merchants;

●	economic landscape, macro-economics, and consumer discretionary spending;

●
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

●	the development of logistics and fulfillment (especially last-mile delivery and warehousing infrastructure), payment and other ancillary services associated with e-commerce.

Our e-commerce revenue is currently concentrated, with our top three markets accounting for over half of our total e-commerce revenue in 2025. If we were to experience a material decline in Shopee’s major markets, especially those profitable or near profitable markets, or we are prohibited from operating or subject to restrictions limiting our operations in such markets, it could materially and adversely affect our business, financial condition results of operations and the prospects and profitability of our e-commerce business. Our investments and future investments in new markets may not generate sufficient user engagement or revenues to justify continued investment. We may not gain market share in such new markets or turn profitable.

We face risks related to logistics and fulfillment.

We rely on our own logistics operations as well as third-party logistics service providers to deliver Shopee’s orders. Interruptions or failures in such logistics services could prevent the timely or successful delivery of Shopee’s orders. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of our third-party logistics service providers, such as inclement weather, wars and conflicts, supply chain interruptions, including disruptions to fuel or energy supplies, natural disasters, virus outbreaks, transportation disruptions or labor unrest, government inspections or regulatory orders mandating service halts or temporary or permanent shutdowns or due to fraud, theft or other individual wrongdoings. Our logistics operations as well as third-party logistics service providers are subject to risks associated with transportation safety, fraud, theft, robbery, or other natural events or human errors, which may result in personal injury, loss or damage to the parcels or other consequences. If Shopee’s orders are not delivered on time or are delivered in a damaged state, our users may have less confidence in our services. We have in the past received customer complaints from time to time regarding our delivery services. Further, we may incur additional costs and may not be able to pass such costs to our users or third-party service providers.

As we continue to develop our last-mile delivery, fulfillment services and warehousing capacity as well as expand the categories of services we offer through Shopee, we expect these developments to potentially require additional capital expenditures or increase our operating expenses. In addition, we may acquire land or land use rights to build warehouses and to support such capabilities, which may expose us to risks relating to declining real estate value, construction risks and additional regulatory requirements. If we fail to accurately predict demand for such services, or accurately adjust our operations in response to evolving business needs and economic and regulatory conditions, such as increases in fuel or energy costs, we may suffer increased costs or impairment charges. Any such adjustments may also not achieve their desired or expected results. The development of our logistics and fulfillment capabilities may also become increasingly complex and challenging to operate as they expand, and we may not be able to acquire land, land use rights, set up warehouses, or lease suitable facilities to directly handle delivery of products to our customers, on commercially acceptable terms or at all.

In addition, the classification of certain types of contingent workers, such as agency workers, contractors, outsourced workers, dispatched workers, and others who provide services for our logistics, customer service and other operations, is currently being challenged in some of our markets. If, as a result of changes to law or regulation or for any other reason, we are required to reclassify members of our contingent workforce as employees, we may incur significant additional expenses for manpower costs, including expenses associated with the application of wage and hour laws, benefits, social security contributions, taxes, and potential penalties. Any such reclassification may require us to fundamentally change our e-commerce business model with respect to such workforce or decrease our operational efficiency and consequently would have a material and adverse effect on our business, financial condition, results of operations and cash flows.

We may be held liable for actions by our marketplace participants.

With the increasing use of e-commerce marketplaces and development of legislation in different markets towards e-commerce marketplaces, proposed and newly enacted laws and regulations as well as court decisions in certain markets may increase our liability as a marketplace platform for the actions of, content created by, and/or products sold by users of our Shopee platform. We may also be held directly or secondarily liable for intellectual property infringement, product related claims or consumer protection deficiencies, privacy and data protection incidents, regulatory violations by sellers, or other similar conduct of sellers over which we have limited or no influence or control. As Shopee is readily identifiable, buyers may seek claims against us rather than the seller, which in the aggregate could be costly to defend. We also receive inquiries or demands from regulators and law enforcement regarding defective, unregistered, unlicensed, fraudulent or restricted products sold by sellers through our Shopee platform. We have developed robust consumer protection policies and procedures focused on requiring sellers to comply with applicable laws and creating a secure and reliable shopping environment for our buyers. When these policies and procedures are circumvented or fail to operate sufficiently, our business could be adversely impacted and our reputation could be harmed. In addition, we could face civil or criminal liability for unlawful activities by our sellers.

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

The provision of financial services such as e-wallet services, payment processing, consumer and SME credit products, banking, insurtech and wealth services are typically more regulated and subject to a broad range of complex laws and regulations that are rapidly changing. The monetary, financial, commercial, or equivalent authorities in the markets in which we operate could impose a wide variety of measures to regulate us, including new or additional licensing requirements, capital commitments, governance standards, ownership or control restrictions, reporting obligations or other regulatory requirements, requiring us to devote substantial operational and financial resources to comply with such requirements. Regulators in certain of our markets have been reviewing credit offerings to consumers with a view to limiting over-indebtedness and adopting fair dealing practices to guard against predatory lending practices. In Thailand, for example, the credit limit for loans offered under our personal loans license cannot exceed (i) one and a half times of the average monthly income of the borrower or the average monthly cash inflows in the borrower’s deposit accounts, where the average income or cash inflows is below THB30,000 (US$953) a month; or (ii) five times of the average monthly income of the borrower or the average monthly cash inflow in the borrower’s deposit accounts, where the average income or cash inflow is equal to or more than THB30,000 (US$953), based on the total income sources or cash flow of the borrower’s deposit accounts at all financial institutions over a period of the past six months or such longer period as may be required by the regulator.

In Indonesia, the Financial Services Authority (“OJK”) has capped the maximum interest rate and fees chargeable by a peer-to-peer lending company per day to, for consumptive loans (mostly loans taken by individuals): (i) 0.3% for tenures less than or equal to 6 months, and (ii) 0.2% for tenures more than 6 months; and for productive loans (mostly loans taken by businesses): (i) 0.1%-0.275% (depending on loan quantum) for tenures less than or equal to 6 months, and (ii) 0.1% for tenures more than 6 months. There may be further changes to the maximum interest rate and fees. Measures such as the above, if widely adopted by the regulators in the markets in which we operate, could restrict how we structure and price our credit products, limit borrower eligibility, or otherwise constrain our ability to extend credit. These developments could reduce our addressable customer base, dampen demand, or negatively impact the profitability and growth of our credit offerings in the affected markets.

Moreover, as our digital financial services business evolves, it is possible that financial services regulators in one or more of our markets would require us to form a local financial conglomerate, including via a local financial holding company. Such requirements could result in (i) increased information reporting requirements; (ii) additional capital requirements on the financial conglomerate or affiliates; (iii) changes in our shareholding or governance structure; and (iv) increased restrictions and liabilities on the financial conglomerate, among other things. While we will work closely with regulators to mitigate and manage any potential impact of such requirements, we cannot be certain that we will be successful in reducing or managing any such negative impact.

We face uncertainties and risks relating to our digital financial services business.

Although there are trends of uptick of digital financial services and products across the globe, there is no guarantee that this will continue or will result in widespread market acceptance of our digital financial services and products across all or any of the markets in which we operate. We may be unable to achieve the required level of market acceptance in order for us to recoup our investment costs or to offset the cost of the associated risks involved in providing such services and products. Our ability to achieve or maintain market acceptance for our digital financial services and products are affected by a number of factors, such as the community’s lack of trust in digital financial services and products being provided by a company that is not a traditional financial institution, entrenched preferences in traditional payment or funding methods, insufficient use cases for our digital payment services and lack of infrastructure support locally. Even if there is adequate acceptance of our digital financial services and products, we continue to be subject to the changing needs and demands of users, which may change for a multitude of reasons such as availability of alternative payment methods and other products that are more popular or widely accepted.

While we endeavor to consistently increase demand for our digital financial services and products by broadening and improving our use cases and product offerings, we cannot predict with certainty the reasons for the changes in user demands, and the consequential effects of such changes on our business. In our digital financial services business, the larger the number of users, the greater the potential to generate revenue. In particular, the Shopee ecosystem offers a unique advantage for Monee in terms of user acquisition. Monee invests in acquiring users both on- and off-Shopee. If we experience a decline in growth in our Shopee user numbers or decrease in Shopee user base or user engagement level or if we are unable to effectively develop a sizeable off-Shopee user base, our digital financial service business may be negatively impacted.

In addition, changes in tariffs, trade policies, or other regulations relating to international trade may also harm the growth and financial results of our digital financial services business, which mainly focuses on the export-heavy markets in Southeast Asia and is relatively more sensitive to the uncertain economic environment. The changes, or even the fear of them, could hurt the regional and local economy. If the economy slows down, we may face challenges to grow our digital financial business and manage the quality of our loan book. We may also have to adjust our pricing and business strategy. Should these adverse conditions occur, they may undermine the financial performance and reduce the return on the investments in our digital financial services business. See “Item 3. Risk Factors —Risks Applicable Across Multiple Businesses —Changes in macro-economic, geopolitical or social conditions or government policies, or government actions or restrictions, globally and in our markets could have a material adverse effect on our business and operations.”

Our digital financial services revenue is currently concentrated, with our top three markets accounting for over half of our total digital financial services revenue in 2025. If we were to experience a material decline in Monee’s major markets due to any reason including those described under this section or we are prohibited from operating or subject to restrictions limiting our operations in such markets, it would materially and adversely affect our financial results and the prospects and profitability of our digital financial services business.

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

Our ability to assess creditworthiness may be impaired if the strategies or policies we use to manage our credit risks do not achieve their desired effect. If our assessment of, assumptions used or expectations concerning the above-mentioned factors differ from actual developments, if the quality of our total loan portfolio deteriorates, for any reason, or if future actual losses exceed our estimates of expected losses, we may be required to increase our provisions for credit losses or be subject to increased liquidity risks, which may adversely impact our business, financial condition and results of operations. As our loan portfolio grows, the amount of reported non-performing loans may also increase due to factors beyond our control. As such, any unexpected increase in the level of our non-performing loans could have a material adverse effect on our financial condition.

Changes in interest rates may adversely impact us.

The overall profitability of the credit products offered by our digital financial services business is affected by the interest rate environment and risk exposure of different products in each market and the overall market and product mix, among other things. We offer different credit products in different markets and the interest rates we are able to charge on our products vary by market and by product giving effect to market conditions and product designs. As we grow our loan book in different markets across different products, the blended interest rates of our credit products can fluctuate as a result of country and product mix, and as a result of overall interest rate and regulatory environments in our markets. See also “—We face regulatory risks relating to our digital financial services business” relating to regulatory changes that may affect interest rates.

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

We allow for and reserve against credit risks based on our assessment of expected credit losses in our loan portfolios. We compute our allowance for credit loss based on our historical lifetime credit loss experience, adjusted for current conditions and forward-looking factors specific to the receivables and economic environment, and the allowance we make for credit losses are calculated on an aggregate basis for various customer segments based on geographic regions and products that are considered to have similar credit characteristics and risk of loss. There are various factors used to help us assess the credit risks of our banking and consumer and SME credit businesses. These factors may be based on limited history or be beyond our control, and we may be unable to accurately predict the creditworthiness of a borrower, merchant or consumer due to inaccurate assumptions.

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

Our ability to effectively manage and collect on our loans may affect the financial and operational performance of our credit business. We may fail to quickly identify and reduce our exposure to borrowers that are likely to default on their payment obligations. Our ability to collect on loans is dependent on the consumer’s continuing financial stability, and consequently, collections can be adversely affected by a number of factors, including the macro-economy, job loss, divorce, death, illness, or personal bankruptcy. It is possible that a higher percentage of consumers will seek protection under bankruptcy or debtor relief laws due to the possibility of a recession and market volatility. Moreover, upon a borrower’s default, we may need to devote internal resources or engage third-party or in-house collection agencies to collect the receivables, which may not be successful. If any collection personnel are involved with any misconduct or there are perceptions that these collection practices are considered to be aggressive or not compliant with relevant laws and regulations, our reputation and business may be harmed or may become subject to fines or other penalties.

We face funding risks.

As we further diversify our credit product offerings and services, including to new markets, and our business scale remains large or further increases, we may increasingly rely on alternative funding methods such as partnering with external funding providers (including securitization of our credit portfolio through asset-backed financings). If we are unable to fund our credit business at ideal funding cost, it may affect our credit product or loan offering capabilities, lead to loss of users or borrowers or slower growth, or constrain our working capital.

For our asset-backed financings, the investors’ recourse is generally limited to the underlying assets. However, depending on the terms of the asset-backed financings, we may be required to provide a guarantee or other credit support to the special purpose vehicle acting as the issuer of the asset-backed securities, or repurchase the receivables sold by us which fail to meet certain prescribed eligibility criteria. Any obligation to make future repurchases could have an adverse effect on our business, financial position, results of operations and cash flows.

Our banking business may subject us to additional material business, operational, financial, legal and compliance requirements and risks.

We offer banking services in Singapore, Indonesia and the Philippines. The banking business is heavily regulated and subject to various laws, regulatory requirements and guidelines imposed by the relevant regulators. Such laws, regulations and guidelines may impose rules or restrictions on the type of banking products and services we offer, eligibility criteria of our customers, related party transactions, exposure and lending limits, market entry, risk management, corporate governance, regulatory capital requirements, regulatory ratios, and tax and accounting policies, among other things. Our banking business is also subject to various capital adequacy, liquidity and reserve requirements, and needs to hold capital buffers. For example, our Singapore bank, while currently operating at a restricted phase, upon becoming a fully functioning digital full bank, is subject to a minimum paid-up capital requirement of S$1.5 billion (or approximately US$1.2 billion). Our Indonesian bank is also required to fulfil a minimum core capital amount of at least IDR3 trillion (US$181.1 million). Aside from these minimum capital requirements, our banking businesses are also required to ensure that there are sufficient capital instruments to satisfy regulatory ratios and limits such as those relating to risk-based capital adequacy requirements and large exposures to counterparties. The amount of capital that our banking business is required to hold in order to satisfy these regulatory or risk-based requirements could increase due to growth of our banking business and actions by banking regulators including any changes in laws, rules and regulations. If our banks do not receive additional capital when needed for any reason, it may have a material adverse effect on our ability to grow and expand our banking business within such capital-dependent regulatory ratios and limits. Any material increases in regulatory reserve, compulsory deposits, minimal capital requirements or regulatory ratios and limits may have a material adverse effect on the financial performance of our banking business.

Laws, regulations and guidelines applicable to banking may change or increase, and we may not be able to adapt to new or revised laws, regulations and guidelines in a timely manner or at all. Changes in regulations in the markets in which we operate may expose us to increased compliance costs and limit our ability to pursue certain business opportunities or offer certain products and services. Local regulators may have the authority to inspect our operations and conduct periodic or ad hoc audits of our operations to assess our compliance with the relevant regulatory requirements and guidelines. They may also have the authority to impose fines, sanctions or order remediation.

Moreover, we are a new player in the banking industry, and have limited experience operating banks. As digital banks, we may offer products which are different from existing products offered by traditional banks in the market. There is no guarantee that such product offerings will be accepted by users or generate the expected results. As a new player with new product offerings, we also face risks and costs associated with operations and compliance. Our operating expenses may increase as we seek to continue to grow our banking business and we may not succeed in increasing our revenue sufficiently to offset our expenses. As a result, our banking business as a whole has been loss-making and may not become profitable in the near term or at all.

Furthermore, disruptions to the banking system and the surrounding speculation and uncertainty related to liquidity, solvency and capitalization of other industry players may negatively impact the industry’s reputation and lead to a level of distrust towards banks, especially in relation to new entrants or smaller scale players like us, which could adversely affect our banking business’ ability to access additional funds and attract more customer deposits.

In April 2025, our Singapore digital bank became the parent bank of our Philippines bank and they have since been considered part of the same banking group. Banking groups are generally subject to additional regulatory requirements arising from being collectively regulated as a group and are required under regulatory requirements to comply with capital and financial reporting requirements on a consolidated group basis, and implement group oversight by the parent bank over the banking group’s regional operations. Any operational, reputational, financial or compliance issues that may affect one bank may also consequentially have adverse effects on the other bank in the banking group.

From time to time, our banks may also function as a means to access or market other digital financial services, in compliance with prevailing local laws and regulations. Our banks may market or distribute credit, payments, insurance or wealth products in collaboration with our other digital financial services entities or third-party partners. Such marketing or distribution services are generally regulated in most markets, with additional outsourcing requirements or accountability obligations being attributed to our banks. To the extent we are unable to manage any regulatory, operational, financial or reputational risks arising from such collaboration, it could adversely affect users’ trust in our brand and services and our ability to launch new collaborations or maintain existing collaborations. If we fail to comply with laws, regulations or guidelines, or our strategies to develop and grow our banking business, including products and services, fail to achieve their intended effect, our business, financial condition, results of operations and reputation could be materially and adversely affected.

We face risks relating to our insurance business.

 We act as insurance underwriters in Indonesia and the Philippines. We have limited operating history as an insurance underwriter and the scale of our underwriting business is still small. We also conduct insurance brokerage and agency businesses in many of our markets to distribute embedded or standalone products on our e-commerce platform and through third-party digital and offline channels. Demand for insurance depends on numerous factors, including general macro-economic conditions, regulatory constraints and competition.

Negative market conditions may impair our ability to underwrite insurance at rates we consider appropriate and commensurate relative to the risk assumed, and could result in a decline in policies sold, an increase in the frequency of claims and premium defaults, and an uptick in the frequency of fraudulent claims. Furthermore, we may implement more stringent underwriting or risk control measures in response to product performance or economic conditions, which could adversely affect business growth. Accordingly, we may experience periods with excess underwriting capacity and unfavorable premium rates, and if we cannot underwrite insurance at appropriate rates, our ability to transact business will be materially and adversely affected.

We must accurately and timely evaluate and pay claims that are made under the policies we underwrite. Many factors affect our ability to pay claims accurately and timely, including the efficacy of claims processing, and our ability to develop or select and implement appropriate procedures and systems to support our claims functions. Any failure to pay claims accurately or timely could also lead to regulatory and administrative actions or litigation, or result in damage to our reputation, which could materially and adversely affect our business, financial condition, results of operations and prospects. If we experience higher than expected claims, our liquidity may be constrained and our financial condition and results of operations may be adversely affected. For our insurance brokerage and insurance agency businesses, we derive revenues primarily from fees paid by the insurer partners. Regulators are increasingly scrutinizing insurance distribution through digital channels and may impose new or enhanced compliance obligations. In addition, fee rates can change based on the prevailing economic, regulatory, taxation and competitive factors as well as consumer demand and the growing availability of alternative methods for clients to meet their risk-protection needs. Sales of insurance products embedded with Shopee listings, for example, electronic gadget insurance or product liability insurance, are also affected by the transaction volume of the relevant underlying products on Shopee. We may not be able to adequately manage these risks. If we fail to do so, the financial condition and results of operations of our insurance business may be adversely affected.

We face risks relating to our e-wallet business.

Our own e-wallet business is subject to risks including: (i) changes to rules or practices applicable to payment systems that link to our e-wallet, (ii) increasing operating costs, including fees charged by banks to process transactions through our e-wallet and fees charged by payment schemes to link to our e-wallet, and higher costs from obligations to implement enhanced authentication processes, security or anti-fraud and (iii) failure to manage user funds appropriately or loss of user funds, whether due to employee fraud, security breaches, technical errors or otherwise. In addition, any breach, compromise, or failure to otherwise detect or prevent fraudulent activity involving our data security systems could result in us being subject to significant fines and higher transaction fees, and loss of our ability to accept credit, debit or prepaid card payments from our customers, process electronic funds transfers, or facilitate other types of digital payments.

We could be held liable if our digital financial services and products are used for fraudulent, illegal or improper purposes.

Despite measures we have taken and continue to take, our digital financial services and products remain susceptible to potentially illegal or improper uses, which could damage our reputation and subject us to liability. These may include the use of our payment services in connection with fraudulent sales of goods or services, unauthorized purchases or transfers, software and other intellectual property piracy, money laundering, bank fraud and prohibited sales of restricted products. Criminals are using increasingly sophisticated methods to capture consumer personal information and login credentials, including automated, targeted, coordinated and other methods which are difficult to defend against, and engage in illegal activities such as counterfeiting and to gain unauthorized access to other users’ accounts. We could be subject to fraud-related claims if confidential information obtained from our users is used for unauthorized purposes. Our risk management policies and procedures may not be fully effective in identifying, monitoring and managing these risks. We are unable to monitor in each case the sources of funds from users of our digital financial services and products, or the ways in which they are used. An increase in fraudulent or unlawful transactions or publicity regarding payment disputes could harm our reputation and reduce consumer confidence in our services. The use of our products and services for illegitimate, fraudulent, unlawful or similar transactions can also expose us to governmental and regulatory sanctions, including U.S. anti-money laundering and economic sanctions violations.

We may incur losses from claims of users who allegedly did not authorize a purchase or funds transfer due to fraud, erroneous transmissions or other reasons. Third parties may attempt to abuse access to and misuse our platforms to commit fraud by, among other things, creating fictitious accounts using stolen or synthetic identities or personal information, making transactions with stolen financial instruments, abusing or misusing our services for financial gain or fraudulently inducing users of our platforms and services into engaging in fraudulent transactions. Due to the digital nature of our services and products, third parties may perform abusive schemes or cyber or fraud attacks that are often difficult to detect and may reach a scale that would otherwise not be possible in physical transactions.

Risks Related to Our Digital Entertainment Business

We derive a significant portion of digital entertainment revenue and gross profit from a limited number of online games.

Our digital entertainment business substantially depends on a small number of popular games, including our self-developed game, Free Fire, for revenue and profit. In 2025, Free Fire contributed a significant majority of our digital entertainment revenue and profits. If we are unable to identify, source, develop and launch new games titles that gain widespread popularity and generate significant revenue, our revenue and revenue growth may continue to depend on the success of just a few game titles. A significant amount of the digital entertainment revenue we report may consist of deferred revenue, which may not correspond to bookings for the same period. See “—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses— Our results of operations are subject to fluctuations.” Any negative developments or occurrences to any of our key revenue-earning games including Free Fire, such as decline in popularity, content quality issues, competing products, content restrictions, government actions, regulatory or legal changes that affect our ability to monetize our games, reductions in consumer spending and engagement levels, delay or failure in producing new engaging content, or real or perceived security risks or data breaches could lead to material decline or slower growth. We may also select and invest significant financial and human resources in games that later prove unsuccessful. There may also be unforeseen delays in the launch of new games. If we are unable to source or launch new popular games in a timely manner, our game players may seek entertainment elsewhere. As the gross margin of self-developed game content tends to be higher than that of content licensed from third parties, any fluctuations in the mix of our revenue generated from self-developed game content and licensed game content may also affect our profitability.

We have a limited track record in game development and global game distribution.

While we have developed Free Fire, we are still relatively new to game development and global game distribution. We may be unable to continue to identify market opportunities and develop new games, and subsequent self-developed games may not always have the same or comparable levels of success. Development of new games and global game distribution require considerable cost and resources, including research, testing, marketing, infrastructure and staff expenses. As we strive to expand our offerings, we may seek to publish titles on new hardware or software platforms and may need to commit resources to specific development methodologies for those platforms which are different from those with which we have experience.

Free Fire is currently available in more than 160 markets. Other games we develop may also be offered in multiple jurisdictions. Future growth of our digital entertainment business, including through our self-developed games, may subject us to additional regulatory and compliance requirements and other new risks. We may have to adopt differing methods and processes to adhere to each jurisdiction’s laws and regulations, which could result in undue delays in launching such self-developed games or adversely affect our business, financial condition and results of operations.

We rely on third-party game developers for some of our digital entertainment content and also allow our users to contribute and interact with user-generated content.

We license many of our online games from third-party game developers. Our game license agreements with game developers typically have an initial term of 3 or more years, renewable unless either party elects not to renew. However, we may not be able to develop or procure new games or renew existing licenses on terms acceptable to us. Our game developer partners may terminate our agreements prior to their expiration if we are not in compliance with the relevant terms or conditions and we fail to remedy such non-compliance in time, or they may refuse to renew the agreements. Any failure on our part to effectively localize, operate, market or monetize their games, safeguard their intellectual properties, or otherwise perform our obligations under the license agreements may cause substantial harm to our relationships with game developers, who may then choose other game operators to distribute their games.

Some of our most popular games are owned or developed by Tencent Holdings Limited and its affiliates, or Tencent, one of our shareholders. In November 2018, we obtained a right of first refusal from Tencent to publish its mobile and PC games in Indonesia, Taiwan, Thailand, the Philippines, Malaysia and Singapore, subject to certain terms and conditions. The term of this right of first refusal is for an initial term of five years, with an automatic renewal option for consecutive 2-year terms unless either party elects not to renew with 3 months’ notice. The term of this right of first refusal was automatically renewed in 2025. Although we have already launched certain games under such right of first refusal arrangement, there is no guarantee that we will continue to publish the existing games or publish more games under such right of first refusal arrangement or renew such contract on terms satisfactory to us or at all, or that any games published under such arrangement will yield a positive result.

As part of our continued efforts to encourage user participation and user content creation, we have introduced and continued to explore game features that enable users to contribute and interact with user-generated content. While we believe the move towards having more user-generated content is aligned with major emerging industry trends, we are unable to predict and cannot guarantee that such features in our existing or new games will contribute to the penetration or profitability of our games or achieve their desired or expected results.

 In certain circumstances, the actions of our third-party game developers, content creators, contributors, or other third-party partners, which are beyond our control, could materially and adversely affect the success of our games, causing our games revenue to fluctuate or even be lower than expected. Actions by game developers could include software updates resulting in adverse changes in gameplay that are poorly received by our users, game or update releases with insufficient content to attract users or maintain the level of their engagement, or delays in any release of anticipated games in our pipeline or game updates. User-generated content features make it relatively easy for developers, content creators or contributors, and other users to upload and contribute content, which may result in content moderation challenges, including the possibility that infringing or inappropriate content is added to our games or platforms. There is no guarantee that we will be able to successfully implement policies or procedures to moderate user-generated content or identity and block infringing or inappropriate content before it is uploaded or before other users view it, which could lead to legal or regulatory actions being taken against our games or platforms or user complaints and litigations.

Our games are subject to scrutiny regarding the appropriateness of their content.

Our games are subject to reviews, ratings, age restrictions or other restrictions mandated by laws in some of our markets or arising out of ratings systems by third-party application distribution channels, including restrictions on processing of data of minors, content, advertisement or distribution. For example, in Vietnam, online game publishers are required to obtain certain licenses, permits, certificates or acknowledgements of announcement from the competent authority, depending on the classification of each game to be provided to the market. In Thailand, applications to publish online games need to be reviewed and approved by the Thailand Film and Video Censorship Committee. Apple uses its own proprietary app rating system and Google Play uses the International Age Rating Coalition rating system. If we are unable to obtain the ratings we have targeted for our games, it could delay the launch or upgrade of our games.

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

The WHO’s Eleventh Revision of the International Classification of Diseases lists gaming addiction as a disorder. While the effects of gaming and whether gaming addiction is a disorder continue to be discussed and researched by health officials and others, the WHO and other governments may continue to take measures against gaming addiction, such as imposing gaming curfews or spending limits for minors and establishing treatment programs aimed at addressing gaming addiction.

There are increasing discussions in many jurisdictions globally regarding whether certain game mechanics, such as loot boxes, should be subject to a higher level or different type of regulation to protect consumers. Some jurisdictions have seen enforcement or actions initiated by activist groups or organizations to protect consumers, in particular minors and other susceptible persons. For example, in February 2021, the National Association of Centers for the Defense of the Rights of Children and Adolescents in Brazil, a youth rights group in Brazil, filed lawsuits against a number of electronic games companies and distribution platforms, including our gaming entity in Brazil, in a court dedicated to resolving matters concerning children and adolescents regarding alleged loot box mechanisms in the games. In addition, to the extent lawmakers, regulators or our third-party platform providers or game distribution channels, such as Apple and Alphabet, impose age or content-related restrictions or restrict the use of loot boxes or similar mechanism in games, we may experience a decline in our user base or revenues generated from these games or may need to adjust our game content or monetization strategy in order to continue distribution on such platforms or channels. If new or amended legislation or regulations, which may vary significantly across jurisdictions and which we may be required to comply with, require certain game mechanics of our games to be modified or removed, such requirements would increase the costs of operating our games, impact player engagement and monetization, or may otherwise harm our business performance. In addition, the increased attention focused on potential liability issues or alleged harm as a result of any lawsuits and legislative proposals could harm our reputation or otherwise impact our business.

As debate in the industry continues, we cannot predict the likelihood, timing, scope or terms of gaming-related laws or regulations in our markets, or the extent to which implementation or public reactions of such laws or regulations (including lawsuits brought against game companies by alleged victims of gaming addiction or other issues relating to gaming content) may adversely affect our reputation and business. We may need to adjust our game content or monetization strategy to respond to local legal or regulatory requirements. Moreover, public dialogue concerning online games may have an adverse impact on our reputation and users’ willingness to play our games. Any costs incurred as a result of this potential liability or reputational concerns could harm our business, financial condition and results of operations.

Malicious actors may compromise the quality of our user experience.

Many of our games, including those which are on a freemium or free-to-play model, use virtual economies, comprising virtual assets that may be acquired over time by users. These virtual economies allow the acquisition of in-game items through skill or through luck. The availability and possession of in-game items may lead malicious actors to attempt to profit through abuse, fraud, or exploitation of in-game systems. Other actors may create software tools that allow users to circumvent controls in the game on gameplay, for the purpose of acquiring in-game assets or improving user performance in competitions that have rewards of perceived value. Software exploits, hacks, automated toolkits, and other practices risk compromising user enjoyment of our games. Steps taken to prevent and remedy abuse and protect against malicious actors are costly, time-consuming, and may involve disputes with customers over whether their conduct violated our terms of service. Legal disputes may arise over the dispossession of in-game items and virtual assets, or restricting or banning access to our games by users who have been determined to be violating the terms of service by engaging in malicious conduct involving hacks, forbidden off-platform transactions, software exploits, or account brokerage or sale. Similarly, steps taken to prevent and remedy abuse may be deemed insufficient by our user community and lead to deterioration of our user base.

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

We are continuously upgrading our technology to provide improved performance, increased scale, security and better integration among our three businesses. If we experience problems with the functionality and effectiveness of our software or platforms, or are unable to maintain and constantly improve our technology infrastructure to handle our business needs and ensure a consistent and acceptable level of service for our users, our business, financial condition and results of operations, as well as our reputation, could be materially and adversely affected. In addition, our businesses depend on the performance and reliability of our internet ecosystem and infrastructure and contracted data center and cloud service providers in the markets where we operate. Adopting new technologies and upgrading our internet ecosystem and infrastructure require significant investments in time and resources, including adding new hardware, updating software and recruiting and training new engineers. Adverse consequences for the failure to do so may include unanticipated system disruptions, security breaches, computer virus attacks, slower response times, impaired quality of experience for our users and delays in reporting accurate operating and financial information.

We rely on technology and internet infrastructure, data center and cloud service providers and telecommunications networks in the markets where we operate, including to provide us with data communications capacity primarily through local telecommunications networks and data centers to host our servers. The technology infrastructure in some of the markets where we operate, including the availability of computing hardware or semiconductor components, may not support the demands associated with continued growth in internet usage. We and our users may not have access to alternative services in the event of disruptions or failures of, or other problems with, the operators of such services, or if such operators otherwise fail to provide such services. Some of these operators and providers may take measures that could degrade or disrupt, as well as restrict or prohibit the use of their lines for our businesses. We have no control over the costs of the services provided by such operators and providers to us and our users or the market prices of computing hardware or semiconductor components. If the prices charged for telecommunications, technology and internet infrastructure, data center and cloud services or the power needed to operate these services rise significantly, or if we or our users experience service interruptions or otherwise lose access to such services or experience prolonged shortages of computing hardware or semiconductor components, our business, reputation, financial condition and results of operations could be adversely affected.

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

We face manpower-related risks.

We have a significant employee base across various markets. In addition, we rely on third parties and contingent workers, such as agency workers, contractors, dispatched workers, outsourced workers and others, to operate or provide services for our logistics, customer services and certain other operations. We may require additional manpower during promotional activities and holiday seasons. Our inability to effectively meet our manpower needs can hinder our ability to execute our business strategy, negatively impact cost and service levels, and adversely affect our business and results of operations.

Further, our workforce may attempt, successfully or unsuccessfully, to dispute the applicable labor classification or form one or more unions or enter into collective bargaining agreements against us or their respective employers. Work stoppages or strikes could occur within a unionized workforce. We may be required to participate in or facilitate such unionization or collective bargaining efforts within certain jurisdictions. These disputes or union-related efforts could increase our costs, decrease our operational flexibility, and impact how we are able to staff our operations and supplement our workforce. See “—We face risks related to logistics and fulfillment.”

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

From time to time we disclose certain metrics, including, without limitation, our Game QAUs, Game QPUs, orders, GMV, loans outstanding, and non-performing loans, to evaluate trends, measure our performance, and make strategic decisions. These metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring how our services are used across large populations throughout our markets. For example, we may not be able to distinguish individual users who have multiple accounts unless certain official individual identification information is provided to us. Our user metrics are also affected by technology on certain mobile devices that automatically runs in the background of our applications when another phone function is used, and this activity can cause our system to miscount the user metrics associated with such accounts. Our user metrics may also differ from estimates published by third parties or from similarly titled metrics of our competitors due to differences in assumptions, methodologies or data used.

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

Our management has concluded that our internal control over financial reporting is effective as of December 31, 2025. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” Our independent registered public accounting firm has issued an attestation report on management’s assessment on the effectiveness of internal control over financial reporting. However, if we fail to maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which could cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, and investor confidence in us and the market price of our ADSs may decline. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, regulatory investigations and civil or criminal sanctions.

We may be subject to risks related to litigation and regulatory proceedings.

Our businesses and our directors and officers may be, and in some instances are or have been, subject to claims, lawsuits (including class actions and individual lawsuits), regulatory and government investigations, and other actions or proceedings relating to alleged infringement or violation of third-party intellectual property rights, consumer protection, privacy and data protection, content restrictions, labor and employment (including workforce classification), import and export practices, antitrust or competition, securities, tax, marketing and communications practices, contracts, commercial disputes, consumer complaints, products and services offered by us and third parties (including AI-related products and services) and various other matters. The number and significance of our legal disputes and inquiries have increased as we have grown larger, as our business has expanded in scope and geographic reach, and as our services have increased in complexity.

As a public company, our public profile has grown, which may result in increased litigation as well as increased public awareness of any such litigation. In addition, we may be, and in some instances are or have been, the target of securities class action or derivative lawsuits, as well as other types of claims. We will need to defend against such lawsuits, including any appeals, and we may also initiate legal proceedings to protect our rights and interests. We may also be, and in some instances are or have been, subject to regulatory and government investigations or actions in various jurisdictions. There is substantial uncertainty regarding the scope and application of many of the laws and regulations to which we are subject, and this increases the risk that we will be subject to actions or claims alleging violations of those laws and regulations. Any adverse outcome could have a material adverse effect on our reputation, business, financial condition and results of operations.

Regardless of its outcome, any legal proceeding can have a material adverse effect on us due to costs, diversion of our resources, negative publicity and other factors. We may decide to settle legal disputes, including on terms that are unfavorable to us. If any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that we may choose not to appeal or that may not be reversed upon appeal. We may have to seek a license or settlement terms to continue practices alleged or found to be in violation of a third party’s rights. If we are required or choose to enter into royalty or licensing arrangements or other settlement terms, such arrangements may not be entered into on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop or procure alternative technology or products or discontinue the use of certain allegedly infringing technology or products, and doing so could require significant effort and expense, or may not be feasible. In addition, the terms of any settlement or judgment in connection with any legal claims, lawsuits, or proceedings may require us to cease some or all of our operations, make changes to our business operations or other practices, terminate agreements, arrangements or transactions found to be in violation of applicable laws or regulations, or pay fines or substantial amounts to the other party to those proceedings and could materially and adversely affect our business, financial condition and results of operations.

We rely on structural arrangements to establish control over certain entities and government authorities may determine that these arrangements do not comply with existing laws and regulations. We are also subject to other risks relating to such structural arrangements.

The laws and regulations in some of the markets in which we operate place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. To comply with the relevant laws and regulations, we and certain of our wholly-owned subsidiaries in the Cayman Islands and Singapore have entered into a series of contractual arrangements with certain local entities, or VIEs, and their shareholders who are local citizens, which enable us to (i) exercise effective control over such VIEs, (ii) receive substantially all of the economic benefits and absorb the losses of such VIEs, and (iii) have an exclusive call option to purchase all or part of the equity interests in or assets of such VIEs when and to the extent permitted under the relevant laws. Because of these contractual arrangements, we have control over and are the primary beneficiary of such VIEs and hence consolidate their financial results under U.S. GAAP. For the year ended December 31, 2025, revenue from all our VIEs (which excludes entities for which we have majority direct equity ownership) accounted for less than 3% of our total revenue. None of our VIEs is individually a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements among Our VIEs, Their Shareholders and Us.”

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

●	revoking the business licenses or operating licenses of such entities;

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

There have been and remain tensions surrounding the Taiwan Strait. Such tensions may affect the economic and social activities in Taiwan, which may in turn affect our businesses and operations in Taiwan. There have historically been prohibitions and restrictions imposed on investments, directly and indirectly, by PRC investors in Taiwan. “PRC investors” refer to PRC individuals, juristic persons, organizations and other institutions, and PRC invested companies from other jurisdictions. “PRC invested companies from other jurisdictions” refer to those entities incorporated outside of the PRC and invested by PRC individuals, juristic persons, organizations and other institutions that: (i) directly or indirectly hold more than 30% of the shares or capital of such entities (each intermediate holding company shall be separately assessed based on this 30% test to determine whether it is deemed a PRC invested company from other jurisdictions), or (ii) have the ability to control such entities. Under the current policies on PRC investments in Taiwan, PRC investors are allowed to invest, upon prior approval, in Taiwan companies that operate business in the statutory business categories listed as permitted in the Positive Listings promulgated by the Taiwan authorities, and are prohibited or restricted from investing in all other businesses. In addition, if a PRC investor is a juristic person, organization, or other institution invested by (a) the “political party,” military, administrative or political agency of PRC, or (b) PRC invested companies from other jurisdictions (defined in “Item 4. Information on the Company—B. Business Overview—Regulation—Taiwan—Regulations on Foreign Investment”) invested by the agency listed in item (a) above, the Taiwan authorities may restrict or prohibit such PRC investor from investing in businesses in Taiwan.

Under Taiwan company law, a Taiwan company is required to select from a statutory list of business categories for inclusion in its corporate registration based on various aspects of its business operations. Some of the statutory categories currently listed in the corporate registration of our Taiwan operating entities, such as computer recreational activities, software publication, third-party payments, general advertising services and sales of certain medical or cosmetics related goods, are not within the Positive Listings. The other statutory business categories currently listed in the business scope of the corporate registration of our Taiwan operating entities are within the Positive Listings, including the data processing services listed in the corporate registration of our e-commerce and digital entertainment business entities, and the software design services currently listed in the corporate registration of our digital entertainment business entity.

We do not believe, based on advice from our Taiwan counsel, LCS & Partners, that we are a PRC investor under existing Taiwan law and court judgments. Therefore, we do not believe that we are prohibited from operating businesses that have statutory business categories not listed as permitted in the Positive Listings or that we need to seek prior PRC investment approval for operating businesses that have statutory business categories listed as permitted in the Positive Listings. We currently operate our businesses in Taiwan through our wholly-owned branch offices or subsidiaries in Taiwan. Such entities were acquired or established upon approval by the relevant Taiwan government authorities. However, should the Taiwan authorities deem us to be a PRC investor, the Taiwan authorities may take a range of actions, including:

●	imposing fines between NT$120,000 (US$3,825) to NT$25,000,000 (US$796,940) and further fines if the non-compliance is not rectified as ordered;

●	ordering us to reduce any direct or indirect ownership or control by PRC investors in our company;

●	requesting us to divest some or all of our ownership or control in our operating entities in Taiwan;

●	suspending the rights of shareholders of our Taiwan operating entities; and

●	discontinuing the operations and revoking the business licenses of our Taiwan operating entities.

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

Many jurisdictions in our markets have enacted, and may enact or amend from time to time, laws and regulations governing the distribution of content and communications, including games, services, advertising, marketing, messages, applications, electronic documents, personal data and other information through the internet or on digital platforms. The relevant government authorities may prohibit the distribution of information through the internet that they deem to be objectionable on various grounds, such as public interest or public security, protection of minors, data protection, obscene, offensive or defamatory content, or to otherwise be in violation of local laws and regulations. If any information disseminated through our platforms were deemed by any relevant government authorities to violate content restrictions, we may not be able to continue to display such content and could be subject to penalties, including confiscation of the property used in the non-compliant acts, removal of the infringing content, temporary or permanent blocks, administrative fines, suspension of business, revocation of the registration to act as an electronic systems provider and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations.

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

A significant portion of our revenue and expenses are denominated in currencies subject to exchange control. If revenue denominated in such currencies increases or expenses denominated in such currencies decrease in the future, we may need to convert a portion of our revenue into other currencies to meet our foreign currency obligations. Currently, in Taiwan, a single remittance by a company for an amount over US$1 million or its equivalent in foreign currency shall be reported and documents supporting the accuracy of such report shall be provided to the bank handling such remittance before the remittance is conducted. In addition, remittances by a company in annual aggregate amounts exceeding US$50 million or its equivalent in foreign currency may not be processed without the approval of the Central Bank of the Republic of China (Taiwan). In Vietnam, exchanging Vietnamese dong into foreign currency must be conducted at a licensed credit institution such as a licensed commercial bank or licensed foreign currency exchange agent. Conversion of Thai baht to another currency is subject to regulations promulgated by the Ministry of Finance and Bank of Thailand. Conversion of Indonesian rupiah into any foreign currency that exceeds a certain specific threshold is required to have an underlying transaction and supported by underlying transaction documents. In Malaysia, the foreign exchange policy requires the approval of the Central Bank of Malaysia (“BNM”) for certain cross-border remittances that are either set out in the foreign exchange policy notices (“FEP Notices”) or applied for on an ad hoc basis. BNM has the discretion whether to grant its approval, and to impose any condition on such approval so there is no assurance that its approval will be granted. We may be unable to convert such local currencies into U.S. dollars or other foreign currencies to pay dividends or for other purposes on a timely basis or at all.

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

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in the same markets as us that have listed their securities in the United States. The stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our quarterly or annual revenue, earnings and cash flow;

●	guidance or other projections we may provide to the public, including any changes or failure to meet any guidance or other projections;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

●	announcements of new content and services or plans of expansion or exits by us or our competitors;

●	changes in financial estimates by securities analysts and data providers, or our failure to meet these estimates or the expectations of investors;

●	downgrades by industry or securities analysts that publish research or reports on us;

●	detrimental adverse publicity about us, our businesses or our industries or investor sentiment with respect to our competitors, our shareholders and investors, and our industry in general;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities, including the perception that these sales could occur;

●	dilution of the ownership interests of our ADS holders due to conversions of our 2026 convertible notes, which we may choose to settle by issuing ADSs;

●	current or potential litigation, government actions or regulatory investigations, including class actions;

●	volatility in the stock market, including price and volume fluctuations in the overall stock market, changing trends in the economy, interest rate hikes or other interest rate-related decisions; and

●
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

Substantial future sales or perceived potential sales or issuances of our ADSs, Class A ordinary shares or other equity securities could cause the price of our ADSs to decline significantly. As of March 31, 2026, the aggregate principal amount outstanding of our 2026 convertible notes was approximately US$996.7 million. The holders of our 2026 convertible notes may convert their convertible notes in accordance with the instruments governing such convertible notes at the initial conversion rate of 2.0964 ADSs per US$1,000 principal amount. To the extent our convertible notes are convertible in a given period and converted and we issue ADSs to settle our obligations, the ownership interest of our ADS holders will be further diluted.

Our founder has control over key decision making as a result of his control of a majority of the voting power of our outstanding share capital and has substantial influence over our company.

We have adopted a dual-class voting structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares since our IPO. On February 14, 2022, our shareholders approved the amendment and restatement of our memorandum and articles of association at our annual general meeting. Upon the effectiveness of such amendment, the voting power of our Class B ordinary shares increased from three votes per share to 15 votes per share on all matters subject to vote at general meetings of our company and Forrest Xiaodong Li, our founder, Chairman and Chief Executive Officer, is the sole beneficial owner of all our Class B ordinary shares. The voting power of our Class A ordinary shares of one vote per share remains unchanged. Due to the different voting powers associated with our two classes of ordinary shares, as of March 31, 2026, our founder beneficially owns an aggregate of approximately 57.6% of the total voting power of our outstanding ordinary shares. As a result, our founder has substantial influence over our business, including significant corporate actions including mergers, consolidations, and election of directors. As a board member and officer, Mr. Li owes a fiduciary duty to our company and must act in good faith in a manner he reasonably believes to be in the best interests of our company. As a shareholder, even a controlling shareholder, Mr. Li is entitled to vote his shares in his own interests, which may not always be in the interests of our shareholders generally. Certain actions may be taken even if they are opposed by our other shareholders. This concentrated control could discourage, delay or prevent a change of control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. It could also discourage a potential investor from acquiring our ADSs represented by our Class A ordinary shares, which has less voting power compared with our Class B ordinary shares, and may harm the trading price of our ADSs. In the event of his death, the Class B ordinary shares beneficially owned by Mr. Li will be automatically converted into an equal number of Class A ordinary shares.

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

We adopted our 2009 Share Incentive Plan, last amended and restated in April 2022, or the 2009 Plan, for the purpose of granting share-based compensation awards to officers, employees, directors and other eligible persons to incentivize their performance and align their interests with ours. In April 2022, our board of directors approved the amendment and restatement of the 2009 Plan to increase the maximum aggregate number of shares available under the 2009 Plan, pursuant to which on January 1 of each of 2023, 2024, 2025 and 2026, the maximum aggregate number of ordinary shares which may be issued under the 2009 Plan will increase by 3% of the total number of ordinary shares of all classes of the company outstanding on that day immediately before the increase. The current maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2009 Plan is 246,892,991. We are authorized to grant options, share appreciation rights, share awards of restricted shares and non-restricted shares, restricted share units and other types of awards the administrator of the 2009 Plan decides.

We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of operations in accordance with U.S. GAAP. As of March 31, 2026, outstanding awards granted under the 2009 Plan consisted of (i) options to purchase 37,367,856 Class A ordinary shares, (ii) 7,688,641 restricted Class A ordinary share units, and (iii) 161,658 share appreciation rights. As a result of our grants of awards under the 2009 Plan, we incurred share-based compensation expense of US$685.0 million, US$715.8 million and US$625.0 million in 2023,2024 and 2025, respectively. For more information on our share incentive plan, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We will incur additional share-based compensation expenses in the future as we continue to grant share-based incentives. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may remain significant or increase, which may have an adverse effect on our results of operations.

Because we do not expect to pay dividends in the foreseeable future, holders of ADSs must rely on price appreciation of our ADSs for return on their investment.

We currently intend to retain most of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, holders of ADSs should not rely on an investment in ADSs as a source for any future dividend income.

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

Our memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our memorandum and articles of association contain a dual-class voting structure that gives disproportionate voting power to the Class B ordinary shares, all of which are held by Forrest Xiaodong Li, our founder, Chairman and Chief Executive Officer. As of March 31, 2026, our founder beneficially owned an aggregate of approximately 57.6% of the total voting power of our outstanding ordinary shares. In addition, in September 2022, Tencent granted an irrevocable voting proxy with respect to all its Class A ordinary shares to our board of directors to vote on matters that are subject to the vote of shareholders of Sea. Such proxy gives our board of directors (duly constituted from time to time) approximately 8.3% of voting power. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and our ADSs may be materially and adversely affected.

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

As a foreign private issuer under the Exchange Act, we are exempt from certain disclosure and other requirements and obligations that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act imposing “short swing” liability for insiders who profit from certain trades; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

Depending upon the value and the nature of our assets and the amount and nature of our income over time, we could be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. We will be classified as a PFIC in any taxable year if either: (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest (which may include interest from our non-banking credit business), royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is generally categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own (or are deemed to own), directly or indirectly, 25% or more (by value) of the stock. In addition, although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes. As a publicly traded foreign corporation we intend for this purpose to treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock (“market capitalization”) plus the total amount of our liabilities and to treat the excess of the fair market value of our assets over their book value as a non-passive asset to the extent attributable to our non-passive income. Because we currently hold, and expect to continue to hold, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, we may become a PFIC for a given taxable year if the market price of the ADSs or Class A ordinary shares were to decrease significantly. The application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. If we are a PFIC for any taxable year during which a U.S. investor held the ADSs or Class A ordinary shares, the U.S. investor might be subject to increased U.S. federal income tax and to additional reporting obligations. We do not intend to provide the information necessary for the U.S. investor to make a qualified electing fund election with respect to the ADSs or Class A ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Based on our income and assets, and the value of the ADSs, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2025, and do not anticipate becoming a PFIC for the current taxable year or for the foreseeable future. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

We started to offer digital payment services in Southeast Asia in 2014. Since then, we have further expanded our digital financial service offerings across credit, banking and insurtech services in Southeast Asia, and have started to grow our presence in Brazil. On May 8, 2025, we announced the rebranding of the digital financial services business from “SeaMoney” to “Monee.”

We launched our e-commerce business, Shopee, in Southeast Asia and Taiwan in 2015, and in Latin America in 2019.

Our principal executive offices are located at 1 Fusionopolis Place, #17-10, Galaxis, Singapore 138522. Our telephone number at this address is +65 6270-8100. Our registered office in the Cayman Islands is at the offices of Maples Corporate Services Limited at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States in connection with the registration statement on Form F-1 for our initial public offering is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor New York, N.Y. 10168. Our agent for service of process in the United States in connection with the registration statement on Form F-3 is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Our website is www.sea.com. The information on or accessible through our website is not incorporated by reference into, and does not form a part of, this annual report.

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

Overview

Sea is a global technology company operating three core businesses of e-commerce, digital financial services, and digital entertainment, known as Shopee, Monee and Garena. Each business is localized to meet the unique characteristics of our diverse markets.

●
Shopee is the largest e-commerce platform in Southeast Asia and Taiwan and is a leading e-commerce platform in Brazil. Since its inception, Shopee has adopted a mobile-first approach and is a highly scalable marketplace platform that connects buyers and sellers. Shopee provides users with a convenient, safe and trusted shopping environment that is supported by integrated payment, logistics, fulfillment, and other value-added services. Our users enjoy the social nature of Shopee’s platform, where users can follow, rate, watch videos and livestreams, and easily discover new products to enhance their retail experience. We also empower sellers with various tools, support and other value-added services for them to better engage with their buyers. We monetize Shopee mainly by offering sellers paid advertising services, charging transaction-based fees, and charging for certain value-added services, including logistics. We also purchase products from manufacturers and third parties and sell them directly to buyers on our Shopee platform.

●
Monee is a leading digital financial services provider in Southeast Asia with a growing presence in Latin America. Monee currently offers consumer and SME credit, e-wallet, payment processing, banking, insurtech, and wealth services.

●
Garena is a leading global online games developer and publisher. Garena provides users with access to popular and engaging mobile and PC online games that we develop, curate, license and localize for each market. We also promote esports in our markets to strengthen our game ecosystem and increase user engagement.

Each of our businesses provides a distinct and compelling value proposition to our users, and each exhibits strong virtuous cycle dynamics, which we believe support our leadership position and provide a strong foundation for continued growth while creating strong competitive moats.

We have achieved significant scale and growth in the past years. Our total revenue increased from US$13.1 billion in 2023 to US$22.9 billion in 2025, a CAGR of 32.5%. We had gross profit of US$5.8 billion, US$7.2 billion and US$10.2 billion in 2023, 2024 and 2025, respectively. We incurred net income of US$162.7 million, US$447.8 million, and US$1.6 billion in 2023, 2024 and 2025, respectively. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Segment Reporting” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Description of Certain Statement of Operations Items—Revenue” for a breakdown of our total revenues by category of activity and geographic market for each of the last three financial years.

Our Businesses

Shopee

Shopee is a mobile-centric, social-focused e-commerce marketplace with integrated payment, logistics and fulfillment infrastructure and comprehensive services offered to buyers and sellers. It is a highly scalable marketplace platform that provides users with a convenient, safe, and trusted shopping environment that is supported by integrated payment, logistics, fulfillment, and other value-added services. Shopee is the largest e-commerce platform in Southeast Asia and Taiwan and is a leading e-commerce platform in Brazil.

Shopee’s marketplace model allows it to scale rapidly. In addition, we introduce many social and gamification elements into Shopee which we believe enable us to increase organic user acquisition, user retention and user time spent on our platform. Our GMV for the year ended December 31, 2025 was US$127.4 billion and gross orders totaled 13.9 billion.

While we primarily operate as a marketplace, we also purchase some products from manufacturers or third parties directly and sell on our Shopee platform under our official store to meet buyers’ demand. Bulk purchasing and direct product sales for specific product categories also enable us to offer a more diversified product assortment to our buyers.

Our Buyers and Sellers

Our buyers are individuals and households who purchase from sellers on the Shopee platform.

Shopee sellers are primarily small and medium businesses, brands, and large retailers as well as individuals. Shopee provides an efficient and reliable way of managing the selling process while maximizing customer needs. On Shopee, each seller has an online storefront that they can use to list their products. Shopee also facilitates communications between buyers and sellers, makes available customer service and dispute resolution solutions, and enables users to complete transactions. Our Shopee Mall hosts brands and large retailers prominently featuring their distinct logos and offers a premium shopping experience to a broad base of buyers.

E-commerce Operations

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

Seller Support and Value-Added Services

We offer strong support to sellers on the Shopee platform through on-the-ground teams with deep knowledge of our local markets. Our local teams also offer fast and localized operational and technological assistance in using business management tools. Moreover, an extensive network of logistics and payment solution providers are integrated into the platform to provide users with a one-stop solution.

In addition to such integrated payment and logistics, we also offer sellers fulfillment and other value-added services, including inventory management and online store operations. Depending on sellers’ needs and preferences, we may help sellers manage inventory and fulfill orders from warehouses leased and operated by us, operate stores on our platform, or purchase products from sellers for reselling on our platform.

We take the user experience beyond a traditional online marketplace environment, making online shopping truly seamless. We believe that these efforts help to streamline the whole online business operation –from store setup to selling, inventory and revenue management, and delivery and payment collection – for our sellers, empowering them to achieve greater success in their commercial activities.

Buyer Protection

We focus on creating a secure and reliable shopping environment for our buyers and have developed robust consumer protection policies and procedures, including the following measures:

●	Seller Verification. Sellers on the Shopee platform are subject to verification processes and must agree to our standard terms of service before opening a seller account.

●
Listing Screening.    Shopee has adopted a set of policies and procedures to prevent and remove listings of inappropriate or illegal goods and to screen out repeat offenders. All listings on the Shopee platform first undergo automated screenings against a list of illegal product names, categories and descriptions. We have developed this list based on local regulations, and it is frequently updated by our local teams to reflect the latest regulatory requirements. Listings posted by sellers which are deemed to be of high risk based on our screening will not be visible on our platform unless they are manually cleared by our operations and compliance teams. Listings that are not cleared due to regulatory violations or other violations of our terms of service will be permanently removed, and the seller will not be able to edit or re-submit the same product listing. We may suspend or remove accounts that repeatedly submit illegal or inappropriate listings. Moreover, users and other third parties may report listings that they believe to be illegal, infringing, inappropriate or offensive for our further review.

●
Shopee Guarantee.    We provide a free service to facilitate transactions on the Shopee platform under which we hold payments made by buyers in a designated account held by us until certain conditions are met, such as the ordered products being received or deemed to have been received by the buyer. After this, we release the payment to the seller. If the purchased products are not delivered to or received by the buyer, we will return the funds to them. This service is available for all eligible transactions on the Shopee platform. We believe that this service reduces settlement risks and improves transaction efficiency and security.

●
Customer Service and Dispute Resolution.    Buyers and sellers can attempt to resolve issues directly, and we also have customer support tools and teams to help resolve disputes between buyers and sellers or other issues. Buyers and sellers may submit supporting evidence through our dispute resolution system.

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

Integrated Logistics Services

Logistics is critical for the development of e-commerce in our markets since many of them have terrain that is difficult to navigate and underdeveloped infrastructure. We rely on a combination of our own logistics capability and third-party logistics service providers to service Shopee orders. The logistics service providers with which we cooperate include national postal services, local logistics providers and global logistics companies. We also build our own local logistics capabilities to more effectively serve our buyers and sellers.

Sellers and buyers can track the delivery status of their packages on our Shopee platform and provide feedback on logistics services. We evaluate and provide feedback to our logistics service providers to improve the level of services provided to our users, such as average delivery time.

Fulfillment Services

 “Fulfilled by Shopee” is a service where third-party sellers may store their products in our fulfillment centers, and where we handle end-to-end fulfillment processes, including storage, packing, shipping and other value-added services. Once an order is placed, our fulfillment team picks, packs, and ships the product directly to the buyer. Fulfilled by Shopee enables sellers to provide fast and reliable service (including same-day or next-day delivery in eligible areas) without bearing the capital expenditure and operational complexity of building out their own fulfillment capabilities.

Payment on Shopee

Buyers make payments to Shopee’s designated account, which are then released to the sellers upon satisfaction of certain conditions, such as the ordered products being received or deemed to have been received by the buyer. Depending on the market, sellers and buyers can choose from a number of payment options to complete transactions on Shopee, including Monee or third party e-wallets, consumption loan services, cards and bank transfers, as well as cash payments upon delivery or at designated service points. Monee provides the payment infrastructure and processes payments for transactions occurring on Shopee.

Marketing and Promotions

We undertake both online and offline marketing efforts to promote our brand awareness and attract new users. Our online efforts mainly include online advertisements through major web portals, search engines, social media, and our Shopee Affiliate Program. Our online advertisements focus on promoting campaigns such as Shopee 3.3 Mega Shopping Sale, 9.9 Super Shopping Day, 11.11 Big Sale, and 12.12 Birthday Sale, as well as driving order conversions. Our offline marketing efforts are based on localized approaches, including television commercials on major TV channels and display advertisements in selected high-traffic locations to cater to each market’s consumer landscape.

Social and Gamification Features

As part of our strategy to enhance user traffic and engagement on the Shopee platform, we have introduced a number of innovative social and gamification features such as “Shopee Coins,” “Shopee Prizes,” and “Shopee Live.” We also provide augmented reality tools that enable virtual try-ons for a personalized online shopping experience.

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

Monee

Monee, our digital financial services business, is a leading digital financial services provider in Southeast Asia with a growing presence in Latin America. Monee currently offers consumer and SME credit, e-wallet, payment processing, banking, insurtech, and wealth services. Monee’s credit business primarily consists of consumer and SME loans, with Shopee buyers and sellers as key user groups, while also supporting a broader range of consumer spending scenarios beyond Shopee. Our Buy Now, Pay Later (“BNPL”) products allow users to complete their purchase first and make the payment later or in instalments. Our cash loans to Shopee buyers help them to meet their short-term cashflow needs. These loans are generally short tenor, ranging from 3 to 12 months, whereas higher-ticket-size BNPL loans, such as those for electronics or motorcycles, typically have a longer tenor. For Shopee sellers, we offer unsecured SME loans to help them expand their operations. We also offer Shopee sellers with fast escrow services to help them receive funds more quickly and improve cash flow management. As of December 31, 2025, we had US$9.2 billion in outstanding principal amount for consumer and SME loans. This consists of US$8.2 billion on-book and US$1.0 billion off-book loans in terms of outstanding principal amount. These off-book loans mainly refer to channeling arrangements, which is lending by other financial institutions on our platform.

Monee provides the payment infrastructure and processes payments for transactions occurring on Shopee. We have integrated the e-wallet services of Monee with our Shopee platform across different markets, to promote efficient growth of Monee and to reduce payment friction for Shopee users. Moreover, we have use cases of our mobile payment services, which allow users to use multiple underlying payment sources such as their e-wallet, credit or debit card and bank account, outside of Sea’s platforms, including other online and offline merchants, along with a variety of third-party use cases. Third-party use cases currently include telecommunications companies, online and offline entertainment service providers such as game operators or app stores, movie theaters, concert/event venues, utility service providers, technology companies, food delivery service providers, credit card issuers, banks, fund managers and fund distributors, insurance companies, and car leasing companies. As we increase the number and type of merchants on the Monee platform, we are able to offer mobile payment solutions for a wider range of products and services to meet the daily needs of our users and attract more users to the platform.

Moreover, Monee offers other digital financial services to its users through technology, such as banking services in Singapore, Indonesia and the Philippines. Our banking services mainly comprise deposit accounts, credit and debit cards, payment and remittance services and consumer loans. In certain of our markets, we also offer SME loans and distribution of investment products including money market funds and fixed income funds.

We also offer insurance products through our MoneeInsure business. MoneeInsure acts as an underwriter for certain life and non-life insurance products in Indonesia and the Philippines. We also act as the insurance agent and conduct insurance brokerage business in certain of our markets to distribute embedded or standalone products on Shopee and third-party digital and offline channels.

Monetization

We mainly monetize our digital financial services business by earning interest and fees from our credit and banking businesses, fees from our e-wallet, payment processing and wealth services, and fees and premiums from our insurance business.

Marketing

Marketing of our Monee products and services have been done through online and offline advertisements and in-app advertisements through our apps and platforms.

Regulation

The financial services industry is heavily regulated and we are required to obtain and maintain certain licenses, authorizations, registrations, recognitions, approvals or permits in the jurisdictions in which we provide financial services. As of the date of this annual report, we have, directly or through partnerships, obtained licenses or governmental approvals necessary to provide payment services in Indonesia, Vietnam, Thailand, the Philippines, Malaysia, Singapore and Brazil and to provide credit services in Indonesia, Thailand, the Philippines, Malaysia, Singapore, Brazil and Mexico. In addition, we have obtained a license in Brazil to operate a credit, financing and investment institution (sociedades de crédito, financiamento e investimento) (“SCFI”) to conduct credit operations. We have also obtained licenses or governmental approvals necessary to offer general and life insurance products in Indonesia and the Philippines, and to operate as a broker in Thailand and the Philippines. We also hold insurance agency registrations in Singapore and Malaysia and maintain corporate insurance agent appointments in Vietnam and Brazil. See “Item 4. Information on the Company—B. Business Overview—Regulation.” As we expand our digital financial services business to additional markets, we may need to obtain additional licenses and permits in order to comply with local laws. See “—Regulation”, “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—We are subject to extensive and changing laws and government regulations across our business,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Digital Financial Services Business—We face regulatory risks relating to our digital financial services business.”

We have bank licenses in Singapore, Indonesia and the Philippines. For further details, see “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Related to Our Digital Financial Services Business—Our banking business may subject us to additional material business, operational, financial, legal and compliance requirements and risks.”

Garena

Garena, our digital entertainment business, primarily focuses on developing and offering mobile and PC online games for the global markets.

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

Our Games

Our games consist of self-developed games and games licensed from third-party developers. We offer immersive games covering some of the most popular and engaging genres, such as battle royale games; multiplayer online battle arenas, or MOBAs; role-playing games, or RPGs; massively multiplayer online role-playing games, or MMORPGs; racing games; action games and sports games. In most of these games, users play online in a virtual environment existing on network game servers that connect a large number of players simultaneously to interact with each other within the games.

Mobile games have gained popularity in our markets. In December 2017, we launched the first game that we developed entirely in-house, Free Fire, a mobile game of the battle royale genre. Free Fire has enabled us to grow globally beyond Southeast Asia and Taiwan where we initially launched our game business. It is currently available on the Google Play Store and iOS App Store in more than 160 markets. We plan to continue to expand our game development capabilities and publishing business.

Game Players

We have a large and active user base for our online game business.

The table below sets forth certain of our operating metrics for the periods indicated.

	For the Three Months Ended
	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Bookings (US$ in millions)(1)	775.4	661.3	840.7	672.4
Game QAUs (in millions)	661.8	664.8	670.8	633.3
Game QPUs (in millions)	64.6	61.8	65.9	58.0

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

We provide our game developer-partners access to a large user base in highly diverse markets across the globe, enabling our games to quickly become popular. Our services to third-party game developers include game launch and hosting, localization, marketing, distribution, monetization, integrated payment infrastructure, including access to our Monee payment services, and online and offline community building activities.

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

We offer multiple methods for users to purchase in-game items, including through the Google Play Store and the iOS App Store payment gateways, our Monee e-wallet services, other online payment gateways, bank transfers, credit cards, debit cards, mobile phone billing, and prepaid cards, including our own prepaid cards, which are sold through agents.

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

Our network infrastructure utilizes our private data centers and cloud services that are linked with high-speed networks. We have established local servers and infrastructure in many of our key markets to ensure faster connections and a seamless user experience. We operate at a scale that routinely delivers massive amounts of content to tens of millions of users across our platforms. Our technology architecture has been designed to scale to accommodate the large amounts of data our network generates. As our user base grows and the level of engagement and activities on our platforms increase, we will continue to expand our technology infrastructure to maintain and improve the quality of our user experience. Our data science technology serves various types of data-intensive computational needs, including high-volume batch processing and multi-variable and multi-dimensional real-time analytics.

Customer Service

We have dedicated customer service teams. We believe our customer service team is well-trained in assisting our users with issues they encounter on our platforms, gathering feedback on how to improve our services and receiving user complaints and suggestions. Moreover, we have adopted systematic internal procedures to quickly respond to and resolve customer complaints.

Intellectual Property

Our business is based significantly on the acquisition, creation, use, and protection of intellectual property. Free Fire, our self-developed game, is one of our key intellectual properties. Other forms of intellectual property include the technology and know-how that we have developed and use to operate our e-commerce, payment and other financial services products.

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

While we actively take steps to protect our proprietary rights, such steps may not be adequate to prevent the infringement or misappropriation of the intellectual property created by or licensed to us. See “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Risks Applicable Across Multiple Businesses—We may be subject to intellectual property-related risks.” Also, we cannot be certain that our intellectual property or the products and content on our platforms do not or will not infringe on the valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to our intellectual property or the intellectual property of others, as discussed in “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Other Operational Risks—We may be subject to risks related to litigation and regulatory proceedings.”

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

E-commerce

We face competition from regional players that operate across several markets and global players that expand into our markets by building local platforms or making their existing platforms accessible to users in our markets and from single-market players and retailers. We compete with online and offline players to attract, engage, and retain buyers based on the variety and value of products and services listed on our marketplaces, overall user experience and convenience, online communication tools, social features, integration with mobile and networking applications and tools, mobile applications and availability, quality and costs of payment and logistics services. We also compete with online and offline players to attract and retain sellers based on the number and the engagement of buyers, the effectiveness and value of the services we offer to sellers, commission rates, and the availability of support services. We also compete to attract and retain content creators for e-commerce. In addition, we may face increasing competition from social media platforms, AI platforms and services, online and app-based search engines through which products and services may be researched and sold, and other content-providing market players. Social media platforms with high levels of user engagement may be able to leverage content and user connections and traffic on their platform to increase the visibility and attractiveness of a wide variety of brands and products.

Digital Financial Services

Monee competes with existing online and offline businesses offering consumer and SME financial products and services, as well as banks and other larger financial institutions. Monee competes with these companies primarily on network size, transaction processing speed, convenience, accessibility, variety, reliability, and price. We believe that strengths across the e-commerce and digital entertainment businesses position us very well to grow our digital financial services businesses and Monee has a significant competitive advantage with the strong demand in our markets for seamless and convenient forms of mobile financial services as well as the continued development of the digital economy in our markets.

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

Regulation

This section sets forth a summary of the significant regulations or requirements in the jurisdictions where we conduct our material business operations, namely Indonesia, Taiwan, Vietnam, Thailand, Singapore Malaysia, Brazil, and the Philippines. The primary laws and regulations to which we are subject relate to foreign investment, dividend distributions, foreign exchange controls, e-commerce, e-wallet, payment processing, game operating, data protection, anti-money laundering and terrorism financing and employment and labor.

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

According to the Bank Indonesia Regulation No. 6 of 2024 on Money Market and Foreign Exchange Market, and Bank Indonesia Board of Governors Regulation No. 11 of 2024 on Transactions in the Foreign Exchange Market (collectively, the “Indonesia Foreign Exchange Regulations”), a party wishing to convert Indonesian rupiah to foreign currency and vice versa is required to submit certain supporting documents to the bank handling the foreign exchange conversion, and to confirm that the underlying transaction documents are valid and that the foreign currency will only be used to settle the relevant payment obligations within the timeline specified under the underlying transaction, among other things.

Regulations on Dividend Distributions

Dividend distributions are regulated under Law No. 40 of 2007 on Limited Liability Companies, as amended by Government Regulation In Lieu of Law No. 2 of 2022 regarding Job Creation (the “Indonesia Companies Law”). A limited liability company may only declare dividends if it has positive retained earnings at the end of a fiscal year. Furthermore, the Indonesia Companies Law allows a limited liability company to distribute interim dividends prior to the end of a financial year so long as it is permitted by its articles of association and provided that the interim dividend does not result in the limited liability company’s net assets becoming less than the total issued and paid-up capital and the compulsory reserves fund. If, after the end of the relevant financial year, the limited liability company has suffered a loss and has no positive retained earnings, any distributed interim dividends must be returned by the shareholders, and the board of directors and board of commissioners of the limited liability company will be jointly and severally responsible if the interim dividend is not returned. A limited liability company is required to reserve a certain amount from its net profit each year as a reserve fund until such fund amounts to at least 20% of its issued and paid-up capital.

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

Limitations and Liabilities of Platform Operators and E-commerce Merchants

The E-commerce Regulation includes certain limitations of liability for e-commerce platform providers. E-commerce platform providers and intermediary service providers are discharged from liability for any illegal third-party content found on their platforms if the relevant provider has acted expeditiously to remove or disable access to such content after being aware of its existence. An intermediary service provider will also be discharged from liability for illegal content if it is acting as a mere conduit, caching, hosting or search engine provider. The Private Electronic Systems Regulation also addresses the steps to be taken by user-generated-content platforms, to be discharged from liabilities arising from prohibited content uploaded by their users, including the establishment of relevant policies and a reporting feature, and compliance with the mandatory take down timeline.

If we fail to employ the abovementioned measures or to act in a timely or effective manner in response to user reports relating to listings or sales of prohibited content, our services may be subject to sanctions in the form of, amongst others, a temporary or permanent block.

Regulations on Personal Data Protection and Information Security

Law No. 27 of 2022 on Personal Data Protection (“PDP Law”) provides a framework for personal data protection in Indonesia. To the extent provisions in existing and separate regulations relating to privacy and/or personal data protection in Indonesia such as MCI Regulation No. 20 of 2016 on Personal Data Protection in Electronic Systems and Government Regulation No. 71 of 2019 on the Provision of Electronic System and Transactions (collectively, “General Data Protection Regulations”) do not conflict with the PDP Law, the non-conflicting provisions in these General Data Protection Regulations remain valid. These General Data Protection Regulations set out the rules governing the protection of personal data that are stored in electronic forms while PDP Law governs protection of personal data that are stored in both electronic and non-electronic forms. The PDP Law requires any action taken in relation to the processing of personal data by either Personal Data Controllers and Personal Data Processors (as defined in the PDP Law), including acquisition and collection, processing and analysis, storage, correction and updates, display, announcement, transfer, dissemination, disclosure, and deletion or destruction, to be subject to provisions of the PDP Law, such as requiring appropriate legal basis or obtaining prior consent of the owner of such personal data. The PDP Law also imposes obligations on the Personal Data Controllers and Personal Data Processors, including those related to adopting internal data protection and security policies, performing impact assessments for high-risk personal data processing, keeping records of the processing, appointment of a data protection officer, overseas transfer of personal data, and data breach notification to data subjects and the authority.

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

Regulations on Consumer Protection

Consumer protection in Indonesia is regulated under Law No. 8 of 1999 on Consumer Protection (the “Consumer Protection Law”), among others. The law details activities and circumstances that are prohibited such as disclosing incorrect and unclear information regarding the services rendered or promoting false advertising. Violations of the Consumer Protection Law may result in administrative and/or criminal sanctions such as monetary compensation or imprisonment. Other regulations, such as the E-commerce Regulation, specify return and cancellation rights that e-commerce platform operators are obligated to give consumers.

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

Regulations on Payment Service Providers

Bank Indonesia has enacted Bank Indonesia Regulation No. 23/6/PBI/2021 on Payment Service Providers (the “Payment Service Providers Regulation”), which regulates the requirements and restrictions for all payment service providers in Indonesia (“PSPs”) and divides the PSP licenses into three categories: i.e., Category 1, Category 2, and Category 3. PSP licenses are classified based on the specific activities provided by a PSP. For example, a Category 1 license is required for PSPs that conduct the following activities: (i) administration of fund sources; (ii) provision of information on fund sources; (iii) payment initiation and/or acquiring services; and (iv) remittance services. Category 2 license is required for PSPs that conduct the activities under items (ii) and (iii) only, and Category 3 license is required for PSPs that provide remittance services and/or other activities determined by Bank Indonesia. We, through our local partnership, hold a Category 1 PSP license which entitles us to provide open loop electronic money/e-wallet services, payment initiation, acquiring services and certain fund transfer services.

Under the Payment Service Providers Regulation, electronic money or e-money is defined as a payment instrument (i) issued on the basis of the source of funds being denominated in Indonesian rupiah that is deposited in advance to the e-money issuer, (ii) where the source of funds denominated in Indonesian rupiah is stored electronically in a server or a chip for purposes of transferring funds, and (iii) where the value of the e-money managed by the issuer is not considered as savings under the banking regulations. The Payment Service Providers Regulation also recognizes two types of e-money systems: (a) closed loop systems, where the e-money can only be used as a payment instrument for goods and/or services provided by the e-money issuer, and (b) open loop systems, where the e-money can be used as a payment instrument for goods and/or services provided by third party providers. An e-money provider may offer features such as user registration, top-up, payment transaction for purchases and bills payment, while funds transfer and cash withdrawal and any additional features (upon approval from Bank Indonesia) are only available for open loop e-money for registered users and licensed e-money providers. The regulation imposes limits to the amount of e-money unregistered users and registered users can deposit and transact. The maximum amount of e-money transactions in one month is IDR20 million (US$1,207) for unregistered e-money users, and IDR40 million (US$2,415) for registered e-money users.

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

Regulations on Payment Systems

Bank Indonesia has issued No. 10 of 2025 on the Regulation of the Payment System Industry (PBI 10/2025), which supersedes Regulation No. 22/23/PBI/2020 of 2020 on Payment Systems, effective March 31, 2026 (the “Payment Systems Regulation”). The Payment System Regulation is intended to be an “umbrella” regulation that provides a regulatory framework for the Indonesian payment systems industry, capturing PSPs and payment infrastructure providers (“PIP”).

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

The Payment Systems Regulation expressly prohibits PSPs from accepting, using, linking and/or processing payment transactions using virtual currency.

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

These financing businesses are, among other things, subject to a cap on interest and fees and/or mandatory membership with industry associations. For example, a multi-financing company is required to join the Asosiasi Perusahaan Pembiayaan Indonesia (“APPI”) and a peer-to-peer lending company is required to join Asosiasi Fintech Pendanaan Bersama Indonesia (“AFPI”). The OJK has capped the maximum interest rate and fees chargeable by a peer-to-peer lending company per day to, for consumptive loans (mostly loans taken by individuals): (i) 0.3% for tenures less than or equal to 6 months, and (ii) 0.2% for tenures more than 6 months; and for productive loans (mostly loans taken by businesses): (i) 0.1%-0.275% (depending on loan quantum) for tenures less than or equal to 6 months, and (ii) 0.1% for tenures more than 6 months. There may be further changes to the maximum interest rate and fees. The OJK has introduced a limit on debtors obtaining funding from a maximum of three peer-to-peer lending platforms and from January 1, 2026, requires debtors to submit pay slips evidencing a minimum monthly income of IDR3,000,000 (US$181). The OJK may also seek to impose similar restrictions on multi-finance companies.

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

Banks in Indonesia are subject to a range of prudential and regulatory requirements, including minimum capital adequacy, liquidity, and reserve requirements, as well as obligations relating to corporate governance, risk management, anti-money laundering and counter-terrorism financing, economic sanctions, consumer protection, technology risk management, and the conduct of non-financial businesses. In addition, our Indonesia bank’s product approval processes with the OJK for its digital banking services are generally subject to OJK regulations.

As required under OJK Regulation No. 12/POJK.03/2020 on Consolidation of Commercial Banks, all banks are required to fulfil a minimum core capital amount of at least IDR3 trillion (US$181 million). The Commercial Banks Regulation also classifies banks into 4 categories based on their core capital (Kelompok Bank berdasarkan Modal Inti or “KBMI”) , namely: (i) KBMI 1 with core capital equal or less than IDR6 trillion (US$362 million), (ii) KBMI 2 with core capital between IDR6 trillion (US$362 million) and IDR14 trillion (US$845 million), (iii) KBMI 3 with core capital between IDR14 trillion (US$845 million) and IDR70 trillion (US$4.2 billion), and (iv) KBMI 4 with core capital of more than IDR70 trillion (US$4.2 billion). This classification determines the regulatory reporting obligations, supervisory intensity, and the range of banking activities that our Indonesia bank is subject to. As the bank’s scale changes, its KBMI category may be reassessed by OJK, which may result in increased prudential obligations.

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

A financial holding company in Indonesia is required where a controlling shareholder or ultimate shareholder meets one of the following criteria: (i) owns at least three financial services institutions in Indonesia from different sector, with total assets of between IDR20 trillion (approximately US$1.2 billion) and IDR100 trillion (approximately US$6.0 billion), or (ii) owns at least two financial services institutions in Indonesia from different sectors, with total assets of at least IDR100 trillion (approximately US$6.0 billion). The OJK, at its discretion, may designate a business group as a financial conglomerate even if it does not meet the above-mentioned thresholds—particularly where the group’s operations are complex (e.g., based on product or service variety, transaction volume, product sensitivity, or performance outcomes) or have significant influence on the financial sector. Conversely, the OJK may also determine that a previously designated financial conglomerate no longer qualifies, based on the asset composition or dominance within its financial services institutions.

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

Regulations on Anti-money Laundering and Prevention of Terrorism Financing

Prevention and Eradication of Money Laundering

Law No. 8 of 2010 on Prevention and Eradication of Money Laundering, as amended, regulates the types of transactions which are required to be reported to the Indonesian Financial Transaction Reports and Analysis Center (“PPATK”). Any party who conceals or disguises the origin, source, location, allocation, assignment, or actual ownership or assets known or reasonably suspected to be proceeds of crimes may be subject to monetary sanction of up to IDR2 billion (US$120,729) or imprisonment of up to 15 years. Financial service providers must comply with know-your-customer principles and report suspicious financial transactions that it believes is related to money laundering to the PPATK. The reporting party is required to report to PPATK (i) any suspicious financial transaction regardless of the amount, and (ii) any cash financial transaction involving a minimum amount of IDR500 million (US$30,182), or an equivalent value in other currencies, and/or (iii) any financial transaction involving the transfer of funds from and to other countries.

Failure to submit the report may subject the reporting party to administrative sanction(s) including warning letters, public announcements on the action or an administrative penalty.

Prevention and Eradication of Terrorism Financing

Law No. 9 of 2013 on the Prevention and Eradication of Terrorism Financing, as amended, was enacted in order to prevent the funding of terrorists. Under this regulation, an act of terrorism financing is defined as direct and/or indirect acts to provide, collect, grant, or loan funds to persons that would knowingly use the funds to conduct terrorist acts. Companies that fund terrorism in Indonesia may face large monetary fines, have their assets seized and their permits revoked. Moreover, such companies may also be dismantled or expropriated by the government. Financial service providers must comply with know-your-customer principles and report suspicious financial transactions that it believes is related to terrorism to the PPATK. Intentionally failing to do so may result in fines of up to IDR1 billion (US$60,365). Financial service providers that provide fund transfer services must also request the sender of funds to present identification and information explaining the purpose of the fund transfer and must keep a record of all transactions for at least five years.

Regulations Relating to Game Business

MCD has enacted the MCI Regulation No. 2 of 2024 on Game Classification (the “Game Classification Regulation”). Under the Game Classification Regulation, any individual, business entity and/or legal entity that markets gaming products (“Game Publisher”) must register its game as a private electronic system operator and conduct an independent classification on the gaming products that it intends to advertise and/or market in Indonesia, which must then be assessed by a game classification examiner or MCD.

The Game Classification Regulation classifies games into five categories which are intended to guide parents and users to choose games that are appropriate for the age group of the users. Based on the content of the games, games are classified into the following age groups: (i) 3 years old and over, (ii) 7 years old and over, (iii) 13 years old and over, (iv) 15 years old and over, and (v) 18 years old and over. The content categories that are used to classify the games into the foregoing categories include alcohol use, cigarette and/or electronic cigarette use, violence, language use, and online interaction.

Failure to comply with the classification requirement may subject a Game Publisher to administrative sanctions in the form of written reprimand, temporary suspension of the game, or permanent suspension of the game. Games that are already classified or rated outside of Indonesia and marketed in Indonesia must also comply and carry out the classification process under the Game Classification Regulation.

Indonesia Government Regulation No. 17 of 2025 (“GR 17/2025”), as well as MOCD Regulation No. 9 of 2026 (“MOCD Reg 09/2026”), requires that all electronic system operators (defined as people or entities that provide, manage or operate systems that process, store or disseminate electronic information) perform risk assessments and provide protection mechanisms for minors under the age of 18 if the operators’ products, services and/or features are intended for minors or are likely to be accessed by them. The indicators to be considered for the risk assessment are, among others, exposure of children to strangers, exposure to harmful content, and addictive elements. The risk self-assessment must then be reported to the MCD for verification. Protection mechanisms include age verification, procurement of parental consent, and a reporting mechanism for misuse of products, services or features. GR 17/2025 and MOCD Reg 09/2026 introduce a tiered framework governing minors’ access to online platforms and digital services, based on a risk assessment, the minors’ age, and parental consent. Implementation of the regulations will proceed in phases, beginning on March 28, 2026.

Regulations on Labor

Under Law No. 13 of 2003 on Manpower, as amended, we are required to pay our employees the stipulated minimum wage.

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

Investment in Taiwan by PRC investors is governed by the Measures Governing Investment Permits to the People of the Mainland Area, (the “Measures”), which was last amended on December 30, 2020, and promulgated by the Ministry of Economic Affairs of Taiwan (the “MOEA”). PRC investors refer to PRC individuals, juristic persons, organizations and other institutions and PRC invested companies from other jurisdictions (collectively, “PRC investors”). “PRC invested companies from other jurisdictions” refer to those entities incorporated outside of the PRC and invested by PRC individuals, juristic persons, organizations and other institutions that (i) directly or indirectly hold more than 30% of the shares or capital of such entities (each intermediate holding company shall be separately assessed based on this 30% test to determine whether it is deemed a PRC invested company from other jurisdictions), or (ii) have the ability to control such entities. Under applicable regulatory guidance, “control” is defined to include: (i) having the ability to hold more than 50% of the voting shares under agreement with other investors; (ii) having the ability to control the financing, operation and personnel appointment and removal of the company according to laws or agreements; (iii) having the ability to appoint or remove more than half of the members of the board of directors or more than half of the key members of the other organization that is able to direct a company’s operation, and such company is controlled by the board of directors or such other organization mentioned above; (iv) having the ability to direct more than 50% of the voting power in the board of directors or more than 50% of the voting power in the other organizations that is able to direct a company’s operation, and such company is controlled by the board of directors or such other organization mentioned above; or (v) other indicia of control as set forth in the International Financial Reporting Standards or Enterprise Accounting Standards promulgated by the Financial Accounting Standards Committee of the Accounting Research and Development Foundation of the Republic of China.

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

In case of being deemed non-compliant with the above-mentioned laws and regulations, the Taiwan authorities may take a range of actions, including:

●	imposing fines between NT$120,000 (US$3,825) to NT$25,000,000 (US$796,940) and further fines if the non-compliance is not rectified as ordered;
●	ordering the violator to reduce any direct or indirect ownership or control by PRC investors;
●	requesting the violator to divest some or all of its investment or control in its invested entities in Taiwan;
●	suspending the rights of shareholders; and
●	discontinuing the operations and revoking the business licenses of its invested entities in Taiwan.

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

Regulations on Foreign Exchange

Foreign exchange matters are generally governed by Taiwan’s Foreign Exchange Regulation Act and regulated by the Ministry of Finance of Taiwan, and the Central Bank of the Republic of China (Taiwan). Authorized by the Foreign Exchange Regulation Act, the Central Bank of the Republic of China (Taiwan) has promulgated the Regulations Governing the Declaration of Foreign Exchange Receipts and Disbursements or Transactions in order to deal with the declaration of foreign exchange receipts, disbursements or transactions involving NT$500,000 (US$15,939) or more or its equivalent in foreign currency.

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

Regulations on Payment Processing Services

Under the Act Governing Electronic Payment Institutions, an “electronic payment institution” means a company approved by the Financial Supervisory Commission to operate the following businesses and certain ancillary or derivative businesses as prescribed under the Act Governing Electronic Payment Institutions: (i) collecting and making payments for real transactions as an agent, (ii) accepting deposits of funds as stored value funds, (iii) conducting small amount of domestic or foreign exchange, and (iv) conducting the purchase and sale of the foreign currencies and the currencies of PRC, Hong Kong or Macau. However, a company which (i) only engages in the business of collecting and making payments for real transactions as an agent; (ii) the total balance of funds it collects/pays and keeps does not exceed NT$2 billion (US$64 million) in the average daily amount of a year; and (iii) does not accept deposits of funds as stored value funds, or transfer funds between e-payment accounts, is not considered an electronic payment institution, and will be considered a third-party payment service provider instead. If the total balance of funds such company collects/pays exceed NT$2 billion (US$64 million) in the average daily amount of a year, or if such company either accepts deposits of funds as stored value funds, or transfers funds between e-payment accounts or by using a stored value card, such company shall apply for a license to qualify as an electronic payment institution.

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

Regulations on Anti-money Laundering and the Prevention of Terrorism Financing

According to the Money Laundering Control Act, the Regulations Governing Anti-Money Laundering and Countering the Financing of Terrorism for Enterprises or Persons Providing Third-Party Payment Services of Taiwan, a third-party payment service provider has to: (i) complete service capacity registration; (ii) establish internal control and audit systems based on the scale of their business operations and the level of money laundering / terrorism financing risks; (iii) undertake know-your-customer measures and conduct ongoing due diligence on merchants; and (iv) conduct continuous transaction monitoring and report suspicious cases to the Investigation Bureau of the Ministry of Justice when transactions meet the criteria defined by regulations or internal policies. We will continue to closely monitor regulatory developments in order to continue to comply with the anti-money laundering and prevention of terrorism financing regulations.

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

Vietnam

Regulations on Foreign Investment

Foreign investment into Vietnam is regulated by both domestic legislation and international agreements, with the primary regulations being the Law on Investment 2020 and the superseding Law on Investment 2025 (effective from March 1, 2026) and Vietnam’s WTO commitments. Foreign investment is generally divided into three categories: unrestricted, restricted, and prohibited. With respect to the “restricted” category, restrictions can take the form of a specific foreign ownership ceiling in a foreign-invested company, a general requirement to enter into a joint venture with a Vietnamese party with no mandated maximum foreign ownership ceiling, or the requirement to obtain certain government approvals for foreign ownership with respect to the industries that the Vietnam government has not committed to opening to foreign investment. For example, foreign ownership in companies engaging in online game business generally may not exceed 49% following Vietnam’s WTO commitments, and companies with foreign ownership engaging in e-payment or e-commerce business have to obtain certain government approvals. We have obtained approvals from competent authorities of Vietnam for direct ownership of equity interests in our e-commerce, e-payment and online game businesses as a foreign investor, including approval for 100% direct ownership in our e-commerce business.

Under this law, the investment registration authority of Vietnam could terminate an investment project in whole or in part if the investor conducted investment activities on the basis of a false civil transaction, which is a transaction falsely entered into by transacting parties for the purpose of concealing other transactions or evading responsibilities to a third person. Such termination decisions may only be based on legally effective court judgments or decisions or the arbitration award under the Article 59 of Decree 31/2021/ND-CP regulating the implementation of this law.

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

The use of, and exchange of foreign currencies for, Vietnamese dong, is broadly dependent on whether such foreign currencies are used for capital investment purposes or general transactional purposes. Capital investment comprises both indirect investment and direct investment, with direct investment generally defined as any foreign investment where (i) foreign investor(s) establishes a corporate entity and is required to obtain an investment registration certificate, (ii) foreign investor(s) holds 50% or more of the charter capital following a merger, acquisition or restructuring, (iii) foreign investor(s) establishes a project company to implement public-private partnership project(s), or (iv) foreign investor(s) holds 50% or more of the charter capital following the establishment of a corporate entity pursuant to specialized laws without being required to obtain an investment registration certificate. Foreign currencies and Vietnamese dong are permitted to be used for direct investments and only Vietnamese dong may be used for indirect investments. All capital investments into Vietnam, whether direct or indirect, must be made through specialized investment capital bank accounts, and any dividend distributions and returns of capital from such investments must be made through the same accounts. There are no foreign exchange control or remittance restrictions imposed on amounts held in such investment capital bank accounts, except for the requirement for supporting documents evidencing valid remittances.

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

Regulations on E-commerce

E-commerce businesses are currently mainly governed by the Law on E-Transactions, Decree No. 52/2013/ND-CP (“Decree 52”), as amended and supplemented mainly by Decree No. 85/2021/ND-CP (“Decree 85”), Circular 47/2014/TT-BCT, and Circular No. 59/2015/TT-BCT, as amended and supplemented mainly by Circular No. 01/2022/TT-BCT (“Circular 59”).

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

The Law on E-Commerce was passed on December 10, 2025 and will take effect on July 1, 2026, superseding Decree 52 (which is amended and supplemented by Decree 85) and Circular 59. The Law on E-Commerce places additional obligations on platform operators, including seller verification, automated content monitoring, clear return and refund policies, allowing buyers to choose among certain intermediary service providers that meet the platform’s prescribed criteria, and enhanced dispute resolution mechanisms.

According to Decree No. 09/2018/ND-CP (“Decree 09”), foreign-owned entities that provide e-commerce services are also required to obtain a specific business license from the Department of Industry and Trade (“DOIT”). Our e-commerce business in Vietnam has obtained the license under Decree 09.

The Prime Minister of Vietnam issued Decision No. 01/2025/QD-TTg eliminating the exemptions from import duty and value added tax for low-value goods imported from overseas, effective as of February 18, 2025.

An amendment to the Law on Tax Administration became effective from April 1, 2025, requiring e-commerce platform operators to collect, declare and pay a percentage of income tax on behalf of eligible sellers on the platform. A new Law on Tax Administration was issued on December 10, 2025 and will take effect from July 1, 2026. Under this new law, operators of e-commerce platforms that have online ordering and payment functions will continue to be required to collect, declare and pay certain taxes on behalf of eligible sellers.

The new Law on Consumer Protection Rights came into effect on July 1, 2024. This law regulates certain obligations for intermediary digital platforms, including e-commerce platforms. It includes specific requirements for large digital platforms, including creation of an archive for algorithm-based advertising and periodically evaluating content moderation and user verification processes.

Regulations on E-payment Services

According to Decree No. 52/2024/ND-CP, intermediary payment services include financial switch services, international financial switch services, electronic clearing services, digital wallet services, collection and payment on behalf services, and electronic payment gateway services. Companies that wish to provide intermediary payment services are required to obtain a license for intermediary payment services. To obtain this license, companies must satisfy certain conditions, such as meeting minimum equity capital thresholds (VND50 billion, or approximately US$2.0 million) as well as having qualified personnels and systems in place.

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

Decree 147 maintains the same classification method for games as outlined in Decree 72, including: G1 games (simultaneous interactions among various players via a game server), G2 games (interactions only between players and a game server), G3 games (simultaneous interactions among various players but no interactions between players and a game server), and G4 games (those downloaded from a network with no interaction among players or between players and the game server). Currently, we operate G1 games. Companies can operate G1 games after obtaining a license to provide game services (“G1 Game License”) and, for each G1 game that the company operates, it also needs to obtain a G1 Game Release Permit. We have obtained all necessary licenses and permits for game operation business in Vietnam.

Regulations on Data Protection and Information Security

The 2018 Law on Cybersecurity (Law No. 24/2018/QH14) requires foreign service providers in the fields of e-payment, e-commerce, online games, and certain other industries to have a commercial presence in Vietnam (such as branch or representative office) and to localize the user’s data in Vietnam. The government issued Decree No. 53/2022/ND-CP to provide further details on a number of articles of the Law on Cybersecurity. A subsequent Law on Cybersecurity (Law No. 116/2025/QH15) was issued on December 10, 2025 and will take effect from July 1, 2026, replacing the 2018 Law on Cybersecurity. The new law likewise generally requires foreign service providers operating on the internet and telecommunications networks to have a commercial presence in Vietnam and to localize the user’s data in Vietnam.

The Law on Personal Data Protection, which is effective from January 1, 2026 and replaces Decree No. 13/2023/ND-CP on personal data protection, establishes a comprehensive legal framework governing the collection, processing, storage, disclosure and cross-border transfer of personal data. Personal data is defined as data or information that identifies or helps identify a specific individual and is sub-categorized into general personal data and sensitive personal data. The law sets out data processing principles, consent requirements, data subject rights, obligations of data controllers and data processors, requirements for personal data protection impact assessments in certain cases, and conditions applicable to cross-border transfers of personal data.

The Law on Artificial Intelligence, effective from March 1, 2026, regulates the research, development, provision and deployment of AI systems in Vietnam and establishes principles relating to transparency, safety, human oversight and risk management.

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

Regulations on E-commerce

Pursuant to the Direct Sale and Direct Marketing Act B.E. 2545 (2002) (as amended, the “Direct Sale and Direct Marketing Act”), companies engaging in direct sales or direct marketing are required to register their business with the Secretariat General of the Office of Consumer Protection or the officer appointed by the Secretariat General of the Office of Consumer Protection. We have registered our e-commerce marketplace in Thailand. Under the Direct Sale and Direct Marketing Act, companies that operate an online marketplace are direct marketing companies and are required to comply with applicable laws and regulations and to ensure that documentation evidencing sales and purchases of goods and services on its online marketplace are provided to consumers.

The e-commerce platform business is also subject to the Royal Decree on the Operation of Digital Platform Service Businesses That Are Subject to Prior Notification B.E. 2565 (2022) (as amended, the “Royal Decree on Digital Platforms”), which mandates certain notification obligations for digital platforms exceeding certain annual revenue or average monthly user thresholds. Information required to be submitted to Electronic Transactions Development Agency (“ETDA”) includes details about the company, the platform, users and top complaint matters.

Depending on the size and type of the digital platform, the Royal Decree on Digital Platforms also sets various platform-related requirements, including notifications to the ETDA, conditions for provision, suspension, or cessation of service (including fees, remuneration, and expenses), criteria/algorithm used to rank, recommend, or advertise goods or services, satisfaction ratings and feedback from users, access and usage of data shared with business operators on the digital platform, and information about inquiries, complaints, disputes and responses concerning alleged unlawful or sensitive content (including content rating practices). Large digital platforms are subject to additional requirements, including related to risk assessment, risk management, security measures, crisis management and external audit. Entities designated as digital marketplaces under this Decree, including Shopee, also are subject to additional requirements, including identity verification for business users, verification of product standards and licenses, establishment of notice-and-takedown mechanisms for illegal or non-compliant content, public consultations in advance of certain changes of terms and conditions, and annual compliance reports.

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

Any non-compliance with the regulations regarding the regulated payment system or the regulated payment services will be subject to penalties, including monetary fines and criminal liabilities, including imprisonment, and, depending on the severity of the non-compliance, may result in the suspension or revocation of the relevant licenses obtained under such regulations.

In addition, the Bank of Thailand has issued the Notification of the Bank of Thailand No. SorNorChor 1/2564 (2021) Regarding the Guideline on Supervision of Information Technology Risk in accordance with the Laws on Payment System requiring the designated payment services providers to arrange appropriate IT governance, IT security controls, and IT risk management.

The Royal Decree on Measures for Protection and Suppression of Technology Crimes B.E. 2566 (2023), amended by the Royal Decree on Measures for Protection and Suppression of Technology Crimes No. 2 B.E. 2568 (2025), requires financial institutions, e-payment services operators, and digital asset business operators to (i) share information of accounts and transactions that could be related to cybercrime to other financial institutions and e-payment services operators via a designated system, (ii) temporarily freeze suspicious transactions that could be related to cybercrime, (iii) notify other financial institutions and operators that would be a transferee of the transaction in (ii), (iv) report the information to the relevant authority and share such information through the designated system in accordance with (i), and (v) refuse to open, suspend, or close accounts of any person whose name or digital asset wallet address has been listed by the Anti-Online Scam Operation Center. The law also imposes joint liability on such businesses for technology crime damages, unless they demonstrate compliance with the applicable preventive standards prescribed by the relevant authorities.

Regulations on Nano Financing

The Ministry of Finance promulgated the Notification Regarding Businesses that Require a Permit According to Section 5 of the Notification of the Revolution Council No. 58 (Supervised Nano Finance), as amended (collectively, the “Supervised Nano Finance Notification”), which requires a nano finance business operator to obtain approval from the Minister of Finance through the Bank of Thailand. The Supervised Nano Finance Notification also stipulates that loan proceeds from nano financing may only be used for business-related purposes in order to boost opportunities to small business owners who are natural persons. Certain of our loan products are offered under our nano finance license in Thailand.

The Bank of Thailand has promulgated the Notification No. SorNorSor 13/2563 (2020) Regarding the Rules, Procedures and Conditions for the Operation of Nano Finance Businesses. Under such notification, operators of nano finance businesses should take into account the borrower’s ability to repay the loan (which is unsecured) and consider a credit limit for each borrower. The maximum credit limit of a loan product offered under the nano finance license shall not exceed THB100,000 (US$3,176), and the interest rate, together with fees and penalties, shall not exceed 33% per annum. In addition, the nano finance business operator shall maintain a debt-to-equity ratio of seven times or less throughout its operation.

The Bank of Thailand has issued Notification No. SorNorSor 14/2566 (2023), to amend the Notification No. SorNorSor 13/2563 (2020). Nano finance business operators are now prohibited from charging interest, fines, penalties, fees, or any other charges in the case where customers redeem or repay the loan before the scheduled due date (prepayment fee), whether in full or in part.

The Bank of Thailand has issued Notification No. 3/2568 (2025) Regarding Responsible Lending to strengthen the role of nano finance business operators in appropriately undertaking responsibility for customers throughout the entire debt lifecycle. Under such notification, nano finance business operators are required to adopt eight principles in business operation such as to: (i) ensure accurate and clear advertising and provide complete and accurate information to customers; (ii) consider customers’ affordability and repayment ability; and (iii) give advance notifications to debtors, among others.

Regulations on Personal Loans

Personal loan business operators are subject to the Ministry of Finance’s Notification Regarding Businesses that Require a Permit According to Section 5 of the Notification of the Revolution Council No. 58 (Supervised Personal Loan), as amended (collectively, the “Supervised Personal Loan Notification”) which requires personal loan business operators providing uncollateralized personal loans to individuals (a) without a specified purpose, (b) for the purpose of acquiring goods or services, or (c) for business-related purposes to obtain a personal loan license. Certain of our loan products are offered under our personal loan business license in Thailand.

The Bank of Thailand’s Notification No. SorNorSor 12/2563 (2020) requires that the credit limit for personal loans granted under the personal loan license (not including for occupational purposes) should not exceed (i) one and a half times of the average monthly income of the borrower or the average monthly cash inflows in the borrower’s deposit accounts, where the average income or cash inflows is below THB30,000 (US$953) a month; or (ii) five times of the average monthly income of the borrower or the average monthly cash inflow in the borrower’s deposit accounts, where the average incomes or cash inflow is equal to or more than THB30,000 (US$953), based on the total income sources or cash flow of deposit accounts at financial institutions over a period of the past six months or such longer period as may be required by the regulator. Moreover, the interest rate for personal loans granted under the personal loan license, together with fees and penalties, shall not exceed 25% effective rate per annum.

Adhering to the same approach as in nano finance regulations, the Bank of Thailand’s Notification No. SorNorSor 13/2566 (2023) amended the Notification No. SorNorSor 12/2563 (2020), personal loan business operators are now also prohibited from imposing interest, fines, penalties, fees, or any charges when customers redeem or repay the loan before the scheduled due date (prepayment fee), whether in full or in part.

Similar to nano finance business operators, the Bank of Thailand’s Notification No. SorGorSor2. 4/2563 (2020) (Market Conduct Rules) and the Bank of Thailand’s Notification No. 3/2568 (2025) (Responsible Lending) also requires personal loan business operators to adopt the eight principles outlined in the notification to their legal compliance requirements.

Regulations on Digital Lending

Any personal loan business operators under the Supervised Personal Loan Notification, who use digital technology and alternative data to facilitate provision of loans in regard to the assessment of the ability or willingness to repay the loan, disbursement and repayment, and disclosure of information, are subject to the Bank of Thailand’s Notification No. TorPorTor.ForGorSor.(01)Vor. 977/2563 (2020) Regarding the Rules, Procedures and Conditions for the Undertaking of Digital Personal Loan Business (the “Digital Personal Loan Notification”). Pursuant to the Digital Personal Loan Notification, personal loan business operators intending to undertake the digital personal loan business must notify the Bank of Thailand before commencing its business. The maximum credit limit for digital personal loans granted to each borrower under such digital personal loan license shall not exceed THB20,000 (US$635) with the repayment period not exceeding six months. Unlike personal loan business operators, digital personal loan business operators are not required to assess a borrower’s financial condition based on income or cash flow of deposit accounts for credit approval, nor are they required to follow income or cash flow based criteria for determining credit limits. Certain of our loan products are offered under our digital lending license in Thailand.

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

Under the Thai Labor Protection Act, it is mandatory for employers to establish work rules when 10 or more employees are hired and it shall cover the following issues: (i) working days, normal working hours and rest period; (ii) holidays and rules governing the taking of holidays; (iii) rules governing overtime and holiday work; (iv) the day and place where wages, overtime pay, holiday pay and holiday overtime pay are to be made; (v) leave and rules governing the taking of leave; (vi) discipline and disciplinary measures; (vii) lodging of grievances; and (viii) termination of employment, severance pay and special severance pay. In addition, all employees of businesses with more than 10 employees shall be members of the Employee Welfare Fund. Employers are required to make a deduction from the employee’s wage to pay for contributions, and employers shall pay supplementary contributions to the Employee Welfare Fund at a rate of 0.25% of the wages effective from October 1, 2026 until September 30, 2031.

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

Regulations on Payment Services

The Monetary Authority of Singapore (“MAS”) regulates payment service providers and payment systems in Singapore under the Payment Services Act 2019 of Singapore (“Payment Services Act 2019”). Under the Payment Services Act 2019, a major payment institution or standard payment institution license from the MAS is required for providing any type of regulated payment service in Singapore unless such service is exempted from licensing under the law or expressly excluded from the scope of the Payment Services Act 2019. The payment services regulated under the Payment Services Act 2019 are (a) account issuance service, (b) domestic money transfer service, (c) cross-border money transfer service, (d) merchant acquisition service, (e) e-money issuance service, (f) digital payment token service and (g) money-changing service. In particular, “e-money issuance service” means the service of issuing e-money to any person for the purpose of allowing a person to make payment transactions and “account issuance service” includes the service of issuing a payment account to any person in Singapore. We hold a major payment institution license in Singapore to provide account issuance services, e-money issuance services, domestic money transfer services, cross-border money transfer services and merchant acquisition services.

A licensee under the Payment Services Act 2019 is required to comply with the requirements under the Payment Services Act 2019 and its subsidiary legislations, as well as all applicable notices, circulars and guidelines issued by the MAS (including but not limited to Notice PSN01 Prevention of Money Laundering and Countering the Financing of Terrorism – Holders of Payment Services Licence (Specified Payment Services) (“Notice PSN01”) and/or Notice PSN02 Prevention of Money Laundering and Countering the Financing of Terrorism – Holders of Payment Service Licence (Digital Payment Token Service), as the case may be). Pursuant to Notice PSN01, unless otherwise exempted, a licensee under the Payment Services Act 2019 to provide certain specified payment services (which includes “account issuance service,” “domestic money transfer service,” “cross-border money transfer service” or “money changing service”) must, amongst various things, perform due diligence and ongoing monitoring on its customers; maintain data, documents and information relating to transactions; and submit reports on suspicious transactions to the Suspicious Transactions Reporting Office. A licensee under the Payment Services Act 2019 will also need to comply with, among other things, the directions and/or regulations issued by the MAS under Section 15 of the Financial Services and Markets Act 2022 in relation to dealing with assets of and/or imposing sanctions on designated persons.

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

The MAS regulates DFBs under the Banking Act 1970 of Singapore and its subsidiary legislation as well as all applicable notices and other instruments issued by the MAS, subject to certain modifications (as set out in the publication “Eligibility Criteria and Requirements for Digital Banks” issued by the MAS). Generally, a fully functioning DFB will be able to conduct all banking business as existing qualifying full banks and will be subject to the full range of laws, regulations and prudential rules that apply to such banks. This includes complying with the notices and regulations surrounding ongoing risk-based capital and liquidity requirements, unsecured lending, anti-money laundering and countering the financing of terrorism, economic sanctions, corporate governance, risk management, technology risk and the conduct of non-financial businesses. However, it should be noted that DFBs are (i) only allowed to operate one physical “place of business” (being a place where a bank conducts banking business or other regulated businesses), (ii) not allowed to access the automatic teller machine or cash deposit machine network, but will be able to offer cashback services through Electronic Funds Transfer at Point of Sale terminals at retail merchants, and (iii) will be required to comply with same risk based capital requirements applicable to domestic systemically important banks.

Our Singapore DFB commenced operations as a restricted DFB before it may become a fully functioning DFB with MAS’ approval in future. Whilst a DFB will eventually be expected to comply with the minimum paid-up capital requirement set by the MAS of S$1.5 billion (US$1.2 billion) which is applicable to all existing qualifying full banks, prior to it becoming a fully functioning DFB, the minimum paid up capital requirement applicable to a restricted DFB is S$15 million (US$11.7 million). This minimum paid up capital requirement will progressively increase as the restricted DFB grows. Aside from minimum paid up capital requirements, banks are also generally expected to ensure that there is sufficient capital to satisfy regulatory ratios and limits such as those relating to risk-based capital adequacy requirements and large exposures to counterparties. Unless otherwise agreed with MAS, a restricted DFB will also be subject to various restrictions on its business in accordance with the Digital Full Bank Licensing Framework, including but not limited to matters in relation to deposit amounts, customer eligibility, types of product offerings, lending limits and such other conditions deemed necessary by the MAS from time to time. The pace of growth of a restricted DFB will depend on its ability to meet its commitments as well as MAS’ supervisory considerations. Once a restricted DFB has met all relevant milestones and has been assessed by the MAS to pose no significant supervisory concerns, the MAS may lift all restrictions, upon which the restricted DFB will become a fully functioning DFB. The MAS generally expects a DFB to be fully functioning and to meet the minimum paid-up capital requirement of S$1.5 billion (US$1.2 billion) within three to five years from commencement of business.

Regulations on Buy-Now-Pay-Later Services

In Singapore, the Buy Now, Pay Later (“BNPL”) Working Group, formed by the Singapore FinTech Association and industry players under the guidance of MAS, introduced a self-governing Code of Conduct (“BNPL CoC”) for BNPL operators in Singapore. The BNPL CoC is aimed at the safeguarding of consumers against over-indebtedness, ensuring that BNPL offerings will have a positive impact on Singaporean consumers and to benefit the BNPL ecosystem. It signifies the industry’s commitment to abide by a fixed set of standards by crystallizing industry best practices and formalizes safeguards such as the suspension of accounts on default, no compounding of interest or fees and no initiation of bankruptcy proceedings against the consumer. The requirement for BNPL operators to participate in a BNPL credit bureau is also enshrined in the BNPL CoC. All new and existing BNPL operators are expected to comply with the BNPL CoC, including obtaining and maintaining accreditation. MAS will monitor the BNPL sector and continue to engage the industry as part of subsequent reviews of the BNPL CoC as necessary.

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

Regulations on Data Protection and Information Security

Personal Data Protection

The Personal Data Protection Act 2012 of Singapore (“PDPA”) governs the collection, use and disclosure of the personal data of individuals by organizations, and is administered and enforced by the regulator, the Personal Data Protection Commission (“PDPC”). It sets out data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data. A failure to comply with any of the above can subject an organization to a fine per breach of up to S$1 million (US$777,665) or 10% of the organization’s annual turnover in Singapore, whichever is higher.

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

Regulations on Anti-Money Laundering and Prevention of Terrorism Financing

The primary anti-money laundering legislation in Singapore is the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act 1992 of Singapore (“CDSA”), provides for the confiscation of benefits derived from, and to combat, corruption, drug dealing and other serious crimes. Generally, the CDSA criminalizes the acquisition, possession, usage, conversion, concealment, disguising or transfer of the benefits of criminal conduct as well as the knowing assistance of the concealment, disguising, transfer or conversion of such benefits. Besides criminalizing the laundering of proceeds derived from drug dealing and other serious crimes, the CDSA also requires suspicious transaction reports to be lodged with the Suspicious Transaction Reporting Office.

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

Regulations on Foreign Exchange

Ringgit is the lawful currency of Malaysia. Payments between persons in Malaysia shall be in ringgit, unless foreign currency is permitted under the foreign exchange policy (the “FEP”). Bank Negara Malaysia (“BNM”) has a policy against the internationalization of ringgit, therefore ringgit exchange rates must be determined onshore in Malaysia, and there are restrictions on the outflow of ringgit under the FEP.

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

Limitations and Liabilities of Platform Operators and E-commerce Sellers

Consumer rights are protected under the CPA, which requires sellers offering goods and services (including by electronic means) to comply with certain standards. The CPA contains implied guarantees such as, among others, guarantees as to reasonable care and skill, fitness for a particular purpose, reasonable time of completion and reasonable price, and prohibits misleading and deceptive conduct, the making of false or misleading representations and the imposition of unfair contract terms. Sellers are prohibited from applying false trade description under the Trade Descriptions Act 2011. E-commerce sellers are required to provide appropriate means to enable the buyer to rectify any errors prior to or after the confirmation of the order and shall acknowledge receipt of the order to the buyer without undue delay under CPR 2024. E-commerce sellers are also obligated, among other things, to bear the cost of re-delivery to buyers for defective or materially different goods received and are to disclose certain information on the website or online marketplace. Online marketplace operators, on the other hand, are required, among other things, to make complaint channels available to buyers and take reasonable steps to maintain transaction records and a record of the names, telephone numbers, address and other details of the person who supplies goods or services in the online marketplace.

With respect to user-generated content (“UGC”), the concept of innocent carrier embedded in the Malaysian Communications and Multimedia Content Code (3rd edition, 2022) (the “Content Code”), which provides that any service providers providing access to any content but have neither control over the composition of such content nor any knowledge of such content is deemed an innocent carrier for the purpose of the Content Code. An innocent carrier is generally not responsible for the content provided. UGC platforms must have a clear notice and take-down policy implemented to ensure that potentially infringing UGC can be reported by platform users and that rights holder can request the withdrawal of specific content with ease. Further, UGC platform operators should have a filtering system to remove offensive or defamatory content because there is a presumption that the platform or portal provider must assume responsibility for taking the risk of facilitating a platform.

Regulations on Personal Data Protection and Information Security

The Malaysia PDPA regulates the processing of personal data in commercial transactions. The Malaysia PDPA applies insofar as personal data of customer is processed (for example, name, identification card number, address, phone number, email address). The definition of “personal data” under the Malaysia PDPA includes any information in respect of commercial transactions, which relates directly or indirectly to a data subject, who is identified or identifiable from that information or from that and other information in the possession of a data controller, including any sensitive personal data and expression of opinion about the data subject. Amendments to the Malaysia PDPA were introduced in 2024 and took effect in 2025. These amendments included additional obligations and rights, including changes to cross-border transfer rules, an obligation to appoint a Data Protection Officer, mandatory data breach notification, data portability rights, and additional penalties for violations of the Malaysia PDPA.

Regulations on Electronic Money

Electronic money (e-money) is a designated payment instrument under the Financial Services Act 2013 (“FSA”). It is defined as a payment instrument, whether tangible or intangible, that stores funds electronically in exchange of funds paid to the issuer and can be used as a means of making payment to any person other than the issuer.

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

Regulations on Lending

Moneylending is regulated under the Moneylenders Act 1951 in Malaysia (unless any of the limited exceptions apply) principally by the requirement that any person who carries on or advertises or announces itself or holds itself in any way as carrying on the business of moneylending (defined as the lending of money at interest, with or without security to a borrower) must be licensed and the moneylending agreement must be in the prescribed form. The Ministry of Housing and Local Government of Malaysia (“KPKT”) is the regulator administering the provisions of the Moneylenders Act 1951 and have also issued guidelines in connection with the Moneylenders Act 1951 including its Guidelines on Online Moneylending applicable to licensed online moneylenders.

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

Regulations on Buy Now Pay Later (“BNPL”) Products

The Consumer Credit Act 2025 (“Consumer Credit Act”) has come into force on March 1, 2026. The Consumer Credit Act aims to consolidate the credit industry regulatory framework in Malaysia and provides for the establishment of the Consumer Credit Commission which will be empowered to regulate all matters relating to consumer credit and supervise credit businesses and credit service businesses such as BNPL, factoring and leasing, impaired loan buyers and debt collection agencies. Existing regulatory and supervisory authorities of other segments of the credit industry will continue to regulate their respective credit sectors in accordance with existing legislation. The licensing and registration requirements will take effect from June 1, 2026, with a 6-month transition period for business currently conducting BNPL (including us) to apply for licenses under the Consumer Credit Commission. Pending the decision of the license application, existing BNPL businesses may continue to carry on their businesses subject to any conditions as may be specified by the Consumer Credit Commission.

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

The Online Safety Act 2025, which came into force on January 1, 2026, was introduced to promote online safety in Malaysia by regulating harmful content and providing for duties and obligations of licensed applications service providers, content applications service providers, and network service providers under the CMA. Under the Online Safety Act 2025, licensed applications service providers and licensed content applications service providers are required to, among other things, implement measures to mitigate risk of exposure to harmful content, issue guidelines to user on measures implemented, make available mechanisms for reporting harmful content, make available mechanisms for user assistance, protect online safety of child users, establish mechanisms for making priority harmful content inaccessible, and prepare an online safety plan that explains the safety measures implemented.

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

Prevention and Eradication of Terrorism Financing and Proliferation Financing

The prevention of terrorism financing in the AMLA is through the obligations in Part VIA of the AMLA, which requires reporting institutions to maintain and update a sanctions database based on United Nations Security Council Resolutions list and domestic list by the Minister of Home Affairs, and to screen the names of customers and any beneficial owners, beneficiaries (new, existing and potential) and related parties against the sanctions lists. A person on a sanctions list is referred to as a specified entity or designated person. Periodic reporting of positive name matches must be made to BNM by reporting institutions.

Regulations on Labor

Employment and industrial relations in Malaysia are mainly governed by the Employment Act 1955 and, with respect to East Malaysia, the substantively similar Sabah Labour Ordinance and Sarawak Labour Ordinance, as amended.

The requirements under the Employment Act 1955 apply to all employees that have entered into a contract of service regardless of wages, with certain exceptions for prescribed categories of employees. The Employment Act 1955 provides for the minimum terms and conditions of employment, while the National Wages Consultative Council Act 2011 and Minimum Wages Order 2024 provide for the minimum salary to be paid to prescribed employees.

Aside from minimum benefits under the Employment Act 1955, both employees and employers in Malaysia are required to contribute towards: the Employees Provident Fund, the Employment Insurance System as well as the Employees Social Security Fund. The contributions are premised on the statutorily prescribed rates under the Employees Provident Fund Act 1991, Employment Insurance System Act 2017 and Employees’ Social Security Act 1969.

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

In June 2025, the Brazilian Federal Supreme Court (Supremo Tribunal Federal) issued a decision declaring the partial unconstitutionality of Article 19 of Marco Civil da Internet, which had previously conditioned intermediary liability for third-party content on the imposition of prior specific court orders. The decision held that intermediary liability can attach if a platform fails to act upon notice from a rights-holder or breaches other qualified duties of care. These developments may increase regulatory scrutiny and litigation exposure for platforms in Brazil.

In conjunction with the Marco Civil da Internet, Brazilian Federal Law No. 8,078/1990 (the Brazilian Consumer Protection Code - “CDC”), as amended, outlines the legal principles and obligations applicable to consumer relations in Brazil. It regulates commercial practices, product and service liability, imposes strict liability on suppliers, provides for the reversal of the burden of proof in favor of consumers as the weaker party, establishes the joint and several liability across the supply chain, prohibits abusive contractual clauses, and governs advertising and the accuracy of information provided to consumers regarding products and services.

Additionally, various regulatory bodies play a key role in upholding consumer protection in Brazil. The National Consumer Secretariat and local consumer protection agencies are responsible for monitoring compliance with consumer protection regulations, handling consumer complaints, and promoting a secure online environment. These agencies are vested with the authority to implement policies designed to enhance consumer trust and foster equitable practices among web platform providers.

Law No. 10.406/2002 (the “Brazilian Civil Code”), also provides essential legal principles applicable to contracts, including those formed in digital environments, such as a marketplace. It sets out the fundamental elements required for the validity of agreements —namely, consent, legal capacity, and a lawful purpose—extending its applicability to digitally-executed contracts.

Collectively, these legislative instruments afford significant protections to consumers while establishing clear operational standards for web platform businesses in Brazil.

Furthermore, pursuant to BCB Resolution No. 155/2021 (for payment institutions) and National Monetary Council (“CMN”) Resolution No. 4,949/2021 (for financial institutions), entities licensed by the Central Bank of Brazil (“BCB”) must ensure fair and equitable treatment of clients throughout the provision of financial and payment services. These institutions are required to implement a formal policy governing their relationship with customers and to appoint a statutory officer responsible for overseeing compliance with these obligations.

Legislation Applicable to Financial Institutions in Brazil

Law No. 4,595/1964 (the “Brazilian Banking Law”) established the National Financial System comprising the CMN, and BCB, as regulatory authorities, and Banco do Brasil S.A., the National Bank for Economic and Social Development, and other public and private financial institutions.

Each category of financial institution within the National Financial System is subject to a specific regulatory framework tailored to its nature and activities. These frameworks are established through laws and regulations issued primarily by the CMN and BCB, and cover licensing, prudential requirements, corporate governance, risk management, internal controls, and conduct standards.

Regulations on Payment Institutions

Pursuant to Law No. 12,865/2013 (the “Payments Law”), payment institutions are legal entities regulated by BCB authorized to issue electronic money by managing prepaid payment accounts and performing payments processing. For prepaid payment accounts, they enable payment transactions funded by previously deposited resources, including the conversion of electronic money to physical or book-entry currency and vice-versa. Under CMN/BCB Joint Resolution No. 14/2025, payment institutions must maintain certain minimum paid up capital and net equity amounts at all times, as well as complying with certain other prudential requirements, which vary based on the category and scope of their operations. To safeguard client funds in the event of bankruptcy, the Payments Law requires payment institutions issuing electronic money to segregate prepaid account funds from their own assets. These funds must be held either in an interest-bearing account with the BCB or federal government bonds registered with SELIC (the Brazilian treasuries system). We hold a payment institution license approved by BCB.

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

Direct Credit Companies

Direct Credit Companies (Sociedades de Crédito Direto) (“SCDs”) are a category of financial institution that conduct credit operations exclusively through electronic platforms. SCDs are primarily regulated by CMN Resolution No. 5,050/2022. We hold a SCD license approved by BCB. SCDs may provide credit using their own capital or through specific funding lines granted by National Bank for Economic and Social Development, all via digital platforms. They are authorized to offer personal loans, working capital loans, and financing for the acquisition of goods and services. SCDs, similar to other financial institutions, are required to implement high standards of transparency and compliance with regulations regarding consumer data protection and financial soundness. SCDs must also meet certain minimum capital amounts and net equity requirements at all times in accordance with CMN/BCB Joint Resolution No. 14/2025, as well as complying with certain other prudential requirements, which vary based on the category and scope of their operations.

As a financial institution, the SCD is required to implement robust anti-money laundering programs to prevent and detect illicit activities, under Law No. 9,613/1998 and BCB Circular No. 3,978/2020. These obligations include conducting customer due diligence and know-your-customer procedures, monitoring transactions for suspicious activity, reporting suspicious transactions to the competent authorities, and maintaining records of financial operations. SCDs must also establish internal controls, provide ongoing training to employees, and ensure that their AML policies and procedures comply with applicable laws and regulations.

Credit, Financing and Investment Companies

Credit, Financing, and Investment Companies (Sociedades de Crédito, Financiamento e Investimento) (“SCFI”) are non-banking financial institutions in Brazil that are part of the national financial system and subject to regulation and oversight by the CMN and the BCB. SCFIs are authorized to conduct credit operations, including loans and financing for the acquisition of goods and services and working capital. We hold a SCFI license approved by the BCB.

SCFIs are primarily regulated by CMN Resolution No. 5,237/2025 and are subject to the general prudential, governance, and conduct-of-business framework applicable to financial institutions supervised by the BCB. They must always meet certain minimum capital amounts and net equity requirements which are calculated based on a risk-based and activity-based methodology, combining both prudential and operational considerations, in accordance with CMN/BCB Joint Resolution No. 14/2025.

As non-banking financial institutions, SCFIs may provide payment accounts, issue credit cards, offer payment initiation services, operate in the foreign exchange market, and distribute insurance products in partnership with licensed insurers.

SCFIs may raise funds through the issuance of bank deposit certificates, or CDBs (Certificadode Depósito Bancário) or by accepting deposits without issuance of certificates, known as RDB (Recibo de Depósito Bancário), among other instruments. Both CDB and RDB are fixed income securities subject to the ordinary guarantee from the FGC (Fundo Garantidor de Crédito, the Brazilian credit guarantee fund). The key distinction between them lies in the fact that the RDB is non-transferable and non-tradable. SCFIs are not permitted to offer deposit accounts.

As regulated financial institutions, SCFIs are also subject to robust anti-money laundering and counter-terrorism financing obligations under Law No. 9,613/1998 and Central Bank Circular No. 3,978/2020. These obligations include conducting customer due diligence and know-your-customer procedures, monitoring transactions for suspicious activity, reporting suspicious transactions to competent authorities, maintaining records of financial operations, implementing internal controls, and providing ongoing employee training to ensure full compliance with applicable laws and regulations.

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

On September 17, 2025, Brazil enacted the Digital Statute of Children and Adolescents (Law No. 15,211/2025), which took effect in March 2026 and applies to information technology products and services directed to, or likely to be accessed by, minors under 18 years old in Brazil. The law introduces enhanced duties related to privacy-by-default settings, risk management and mitigation measures, age verification mechanisms for access to prohibited or age-restricted content, and parental supervision tools. It also prohibits paid randomized “reward boxes” (loot boxes) in games likely to be accessed by minors.

Regulations on Personal Data Protection and Information Security

The General Data Protection Law (Law No. 13,709/2018) sets forth comprehensive rules for the collection, processing, storage, and transfer of personal data in Brazil. Key provisions include the legal bases under which personal data may be processed, data subjects’ rights and how they should be exercised, specific obligations regarding the handling of security incidents involving personal data, and the rules governing the transfer and sharing of personal data.

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

In August 2024, the Brazilian Data Protection Agency issued Resolution No. 19/2024 on international data transfers, establishing the criteria for recognizing the adequacy of foreign countries or international organizations for data transfers, as well as the contractual mechanisms required to lawfully carry out such international transfers.

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

Philippines

Regulations on Foreign Investment

The Foreign Investments Act of 1991 (Republic Act No. 7042), as amended, addresses the entry of foreign investment into the Philippines. Under the law, “Philippines nationals” include citizens of the Philippines, partnerships and associations wholly owned by Philippine citizens, and corporations organized under Philippine law of which at least 60% of the capital stock outstanding and entitled to vote is owned and held by Philippine citizens. Foreign investment is defined as investment by non-Philippine nationals. Foreigners can invest as much as 100% equity in domestic market enterprises, except in areas set out in the Foreign Investment Negative List, which prohibits or restricts foreign investment in certain activities and is updated from time to time.

Regulations on Digital Transactions

The Internet Transactions Act of 2023 (Republic Act No. 11967) regulates business-to-business and business-to-consumer internet transactions for digital platforms that maintain oversight over such transactions. Internet transactions are defined as the sale of digital or non-digital goods and services over the internet, while digital platforms are defined as information and communication technology-enabled mechanisms that connect and integrate merchants and users in online environments where goods and services are requested, developed, and sold, and data is generated and exchanged. The Internet Transactions Act imposes obligations on digital platforms such as seller verification, content monitoring and takedowns, government cooperation, and dispute resolution mechanisms, and it creates a liability framework for digital platforms if they fail to exercise ordinary diligence or fail to promptly remove prohibited content upon notice. The Internet Transactions Act also empowered the Department of Trade and Industry to develop an e-commerce “Trustmark” to provide assurance of safety and security in internet transactions. Shopee holds this Trustmark and allows sellers on the platform to display their Trustmark information to enhance buyer confidence.

The Value-Added Tax on Digital Services Act (Republic Act No. 12023) imposes VAT on digital services consumed in the Philippines. Under the law, the term “digital services” include online marketplaces, online platforms, and sale of digital goods. The Bureau of Internal Revenue Regulation No. 003-2025 dated January 16, 2025 further clarified that digital services subject to VAT include e-commerce platforms and payment processing. Resident VAT-registered digital services providers classified as online marketplaces must act as withholding agents for cross-border sellers, and are required to withhold and remit 12% VAT on gross sales of digital services consumed or used in the Philippines. Payment of VAT remains the responsibility of the resident seller.

The Consumer Act of the Philippines (Republic Act No. 7394) is principally enforced by the Department of Trade and Industry and regulates, among other things, consumer product quality and safety, fair advertising and business practices, product and service warranties, and consumer credit transactions. It imposes obligations such as requiring permits to conduct sales campaigns and promotions, fair and accurate labeling of products, and disclosure of fees in consumer credit transactions. The Consumer Act also prohibits deceptive, unfair and unconscionable sales acts or practices.

The Retail Trade Liberalization Act of 2000 (Republic Act No. 8762, as amended by Republic Act No. 11595) regulates retail activities of foreign retailers engaged in first-party sales, including paid-up capital requirements.

Regulations on Banking

The New Central Bank Act of 1993 (Republic Act No. 7653), as amended, and the General Banking Law of 2000 (Republic Act No. 8791) empowers the Monetary Board of the Bangko Sentral ng Pilipinas (“BSP”) to regulate and supervise banks, banking institutions and institutions performing quasi-banking functions. The Manual of Regulations for Banks issued by the BSP also sets out rules and policy issuances that implement the provisions of the relevant laws. The laws distinguish between specific categories of regulated institutions, including, but not limited to, universal banks, commercial banks, rural banks and digital banks. Aside from categorization of regulatees, the laws also establish requirements regarding, among other things, licensing, prudential rules, corporate governance, risk management, and operating standards. These requirements vary depending on the specific category of regulated institution and may include, for example, restrictions on how business and operations may be conducted. The Rural Act of 1992 (Republic Act No. 7353, as amended by Republic Act No. 10574) specifically governs rural banks. Rural banks must secure a Certificate of Authority from the BSP and are subject to additional ownership, capitalization and lending requirements.

The Manual of Regulations for Banks, as amended, contains banking rules and regulations relating to the organization, management and administration, deposit and borrowing operations, loans, treasury and money market operations, and trust and other fiduciary functions.

Regulations on Lending

The Financing Company Act of 1998 (Republic Act No. 8556) specifies the requirements, rights, and powers of financing companies in the Philippines. Financing companies are those corporations, except banks, investments houses, savings and loan associations, insurance companies, cooperatives, and other financial institutions organized or operating under other special laws, which are primarily organized for the purpose of extending credit facilities to consumers and to industrial, commercial, or agricultural enterprises, by direct lending or by discounting or factoring commercial papers or accounts receivable, or by buying and selling contracts, leases, chattel mortgages, or other evidences of indebtedness, or by financial leasing of movable as well as immovable property. Financing companies are primarily regulated and supervised by the Philippine Securities and Exchange Commission.

Regulations on Operation of Payment Systems

The National Payment Systems Act of 2018 (Republic Act No. 11127) establishes the legal framework for the BSP to regulate payment systems (defined as the set of payment instructions, processes, procedures and participants that ensures the circulation of money or movement of funds) and operators (defined as persons who provide clearing or settlement services in a payment system, or define, prescribe, design, control or maintain the operational framework of the payment system). The National Payment Systems Act requires all covered operators of payment systems to register with the BSP and subjects operators of payment systems to corporate governance, operational, risk management, reporting and other requirements.

BSP Circular No. 1166, series of 2023, provides the guidelines for electronic money issuers and institutions that engage in e-money business in the Philippines. These include BSP registration, capitalization requirements and other prudential requirements. Banks may also offer e-money services subject to prior approval of BSP under an Electronic Payment and Financial Services license, and subject to compliance with the prudential criteria provided under the Manual of Regulations for Banks.

Regulations on Anti-Money Laundering

The Anti-Money Laundering Act of 2001 (Republic Act No. 9160), as amended, subjects certain covered institutions, including banks, non-banks, affiliates and other similar entities and persons, to various obligations including customer identification, record-keeping, and reporting of covered and suspicious transactions. A covered transaction is a transaction in cash or other equivalent monetary instrument involving a total amount in excess of PHP500,000 (US$8,503) within one banking day. A suspicious transaction is a transaction with a covered institution, regardless of the amount involved, that meets certain statutory criteria.

The Anti-Financial Account Scamming Act (Republic Act No. 12010) authorizes BSP to investigate violations of the law, apply for cybercrime warrants, and collaborate with law enforcement agencies in the investigation of cases covered by the law. It grants the BSP limited authority to examine and investigate bank accounts, e-wallets, and other financial accounts that are involved in the prohibited acts under the law, which includes engaging in money muling activities, social engineering schemes and economic sabotage. It also introduces frameworks for coordinated verification of transactions and for financial institutions to hold funds which are the subject of a disputed transaction, with potential liability for financial institutions which fail to hold funds in compliance with the law.

Regulations on Personal Data Protection

The Data Privacy Act of 2012 (Republic Act No. 10173) regulates the collection and processing of “personal information,” which is defined as information from which the identity of an individual is apparent or can be reasonably and directly ascertained by the entity holding the information, or when put together with other information would directly and certainly identify an individual. The Data Privacy Act sets out obligations regarding the collection, use, storage, disclosure or transfer of personal information, including requiring consent or proper purpose in order to process personal information. The law also provides for rights of data subjects, security standards to protect personal information, and penalties for unauthorized processing of personal information and sensitive personal information, accessing personal information due to negligence, improper disposal of personal information, processing of personal information and sensitive personal information for unauthorized purposes, data breaches, and malicious or unauthorized disclosure of personal information.

Regulations on Labor

           The Labor Code of the Philippines (Presidential Decree No. 442), amended, and renumbered by Republic Act No. 10151 in 2011, governs employment practices, labor relations, and worker welfare in the Philippines. It mandates minimum wage, eight-hour workdays, social security benefits, security of tenure, and safe working conditions, and it guarantees the rights of workers to self-organization, collective bargaining, and peaceful concerted activities. The Department of Labor and Employment is the primary government agency responsible for implementing and enforcing these labor laws.

C.	Organizational Structure

Sea Limited is a holding company that does not have substantive operations. We conduct our business operations through our subsidiaries, branch offices, and consolidated affiliated entities. Our principal subsidiaries consist of the following entities (in chronological order based on their dates of incorporation):

●	Garena Online Private Limited, our wholly-owned subsidiary established in Singapore operating our digital entertainment business;

●	Shopee Limited, our wholly-owned subsidiary established in the Cayman Islands holding certain of our e-commerce subsidiaries;

●	Shopee Singapore Private Limited, our wholly-owned subsidiary established in Singapore operating our e-commerce business in Singapore;

●	PT Shopee International Indonesia, our wholly-owned subsidiary established in Indonesia operating our e-commerce business in Indonesia;

●	SHPS Technology and Services Ltda., our wholly-owned subsidiary established in Brazil operating our e-commerce business in Brazil;

●
Sea Services Limited, our wholly-owned subsidiary established in the Cayman Islands which is an investment holding company for certain of our subsidiaries used mainly for holding treasury investments; and

●	Sea Services Holdings Limited, our wholly-owned subsidiary established in the Cayman Islands which is an investment holding company primarily holding treasury investments.

Contractual Arrangements among Our VIEs, Their Shareholders and Us

The laws and regulations in some of our markets place restrictions on foreign investment in and ownership of entities engaged in a number of business activities. To comply with the relevant laws and regulations, we and certain of our wholly-owned subsidiaries in the Cayman Islands and Singapore have entered into a series of contractual arrangements with certain VIEs and their shareholders who are local citizens. For the year ended December 31, 2025, revenue from all our VIEs (which excludes entities for which we have majority direct equity ownership) accounted for less than 3% of our total revenue. None of our VIEs is individually a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.

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

Our headquarters and our principal technical development facilities are located in Singapore, where we have leased approximately 68,200 square meters of office space, as of December 31, 2025. We also have local offices in other parts of Asia and Latin America.

The servers we currently use are hosted in leased data centers in different areas across our markets, as well as on cloud services. The data centers in our network are owned and maintained for us by major domestic and international data center providers. We generally enter into leasing and hosting service agreements with renewal terms. In connection with Shopee’s logistics and fulfillment functions, we also lease sorting centers and warehouses in the markets in which Shopee operates. We believe that our existing facilities are sufficient for our current needs, and we may need to obtain, usually by lease, adequate facilities to accommodate any future expansion plans.

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

Overview

Sea operates three key businesses—Shopee, Monee and Garena. Each of our businesses provides a distinct and compelling value proposition to our users, and we believe each exhibits strong virtuous cycle dynamics. We develop, curate and localize the content and services on our platforms to serve a highly diverse population across multiple markets and regulatory regimes.

Since our founding, we have achieved significant scale and growth. Our total revenue increased from US$13.1 billion in 2023 to US$22.9 billion in 2025, a CAGR of 32.5%. We had gross profit of US$5.8 billion, US$7.2 billion and US$10.2 billion in 2023, 2024 and 2025, respectively. We had net income of US$162.7 million, US$447.8 million and US$1.6 billion in 2023, 2024 and 2025, respectively.

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

Our results of operations are also directly affected by certain factors specific to us, including the following:

Size of Our User Base

Our revenue is largely driven by the number of users and the level of user engagement across our three businesses, subject to other factors such as macro-economics, geopolitics and consumer spending power. In our e-commerce business, the larger the number of sellers and buyers on the platform, the larger the number and value of transactions which over time will drive advertising and transaction-based fee revenue for us. In our digital financial services business, the larger the number of users, the greater the potential to generate revenue. In our digital entertainment business, due to our freemium business model of our immersive games, the higher the number of active users in our games, the larger the number of users likely to make in-game purchases.

User Engagement and Monetization

As our level of user engagement increases, the potential for user spending and consequently our revenue also increases. A critical component of maximizing the monetization potential of each of our businesses is providing high-quality content and services and pricing our content and services correctly. Monetization is also dependent upon our ability to convert active users into paying users, and then increase revenue per paying user. For example:

●
In our e-commerce business, we closely monitor the number of transactions per active buyer. We optimize the assortment of our product categories on our marketplace and build convenient tools to attract sellers. We monetize our e-commerce business mainly by offering sellers paid advertising services, charging transaction-based fees, and charging for certain value-added services, including logistics and fulfillment. We may consider other monetization methods in order to capture additional revenue streams. We also purchase products from manufacturers and third parties and sell them directly to buyers on our Shopee platform.

●
In our digital financial services business, we mainly monetize by earning interest and fees from our credit and banking businesses, fees from our e-wallet, payment processing and wealth services and fees and premiums from our insurance business.

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

Each of our three businesses is a multi-sided platform which benefits from virtuous cycle dynamics. Thus, as our platforms grow, they become more valuable to each of our users and this increases their potential spending opportunities. For example, as the number of buyers on our Shopee platform increases, Shopee attracts an increasing number of sellers, resulting in increases in the volume and variety of products available on the platform, which increases the purchasing opportunities for each of those buyers. In addition, other platform services and support services such as payment, logistics and fulfillment services benefit and improve the user experience for both buyers and sellers. This results in greater monetization potential as the size of each platform grows.

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

Optimization of Our Cost and Expense Structure

Our cost and expense structure has several broad components: sales and marketing expenses, consisting primarily of customer acquisition and retention expenses for all our business segments; costs of logistics, including expenses for warehousing, for our e-commerce business; funding costs as well as credit and default costs, for our consumer and SME credit business; payment channel costs, royalties, amortized license fees and hosting costs for our digital entertainment business; staff compensation and welfare costs and expenses, which are spread among different functions; research and development expenses; and other costs and expenses across our businesses that are mainly fixed in nature. By offering our own e-wallet and payment processing services, we strive to effectively reduce our payment channel costs and capture value that may otherwise go to third-party payment service providers. The size of our businesses has allowed us to optimize our costs through greater economies of scale.

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

	For the Year Ended December 31,
	2023		2024		2025
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Service revenue
E-commerce (Shopee)	7,885,185	60.3	10,862,263	64.6	14,545,894	63.4
Digital Financial Services (Monee)	1,759,422	13.5	2,367,739	14.1	3,791,641	16.6
Digital Entertainment (Garena)	2,172,009	16.6	1,910,589	11.3	2,408,765	10.5
Other Services(1)	125,769	1.0	120,672	0.7	166,761	0.7
Sales of goods(2)	1,121,175	8.6	1,558,603	9.3	2,025,408	8.8
Total revenue	13,063,560	100.0	16,819,866	100.0	22,938,469	100.0

(1)	Other services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.
(2)	Sales of goods revenue mainly comes from our e-commerce business.

The table below sets forth the revenue from external customers based on the geographical locations where the services were provided or goods were sold, both in absolute amount and as a percentage of total revenue for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Singapore	506,482	3.9	659,107	3.9	792,705	3.5
Southeast Asia excluding Singapore	8,673,045	66.4	11,114,896	66.1	14,379,011	62.7
Latin America	2,193,758	16.8	3,276,281	19.5	5,532,738	24.1
Rest of Asia	1,496,433	11.4	1,591,487	9.4	2,005,721	8.7
Rest of the world	193,842	1.5	178,095	1.1	228,294	1.0
Total revenue	13,063,560	100.0	16,819,866	100.0	22,938,469	100.0

E-commerce (Shopee)

E-commerce service revenue consists of revenue generated from our e-commerce marketplace services and logistics services. Revenue from products owned and sold by us on our Shopee platform was recorded under sales of goods revenue as discussed below. Our e-commerce service revenue constituted 60.3%, 64.6% and 63.4% of our total revenue during 2023, 2024 and 2025, respectively.

We monetize Shopee’s marketplace model mainly by offering sellers paid advertising services, charging transaction-based fees, and charging for certain value-added services, including logistics and fulfillment.

Digital Financial Services (Monee)

We generate revenue from our digital financial services business primarily from earning interest and fees from our credit and banking businesses, fees from our e-wallet, payment processing and wealth services and fees and premiums from our insurance business. For loans receivable, interest and fees earned are recognized over the period of the loan based on the effective interest method. Our digital financial services revenue constituted 13.5%, 14.1% and 16.6% of our total revenue during 2023, 2024 and 2025, respectively.

Digital Entertainment (Garena)

We generate revenue from our digital entertainment business primarily by selling in-game items to our game players. We recognize revenue ratably over the estimated service period. Our revenue generated from digital entertainment accounted for 16.6%, 11.3% and 10.5% of our total revenue in 2023, 2024 and 2025, respectively.

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

	For the Year Ended December 31,
	2023		2024		2025
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Cost of service
E-commerce (Shopee)	5,171,361	39.6	7,165,351	42.6	9,502,668	41.4
Digital Financial Services (Monee)	279,745	2.1	348,424	2.1	475,024	2.1
Digital Entertainment (Garena)	672,481	5.1	610,586	3.7	791,378	3.4
Other Services(1)	78,937	0.6	40,026	0.2	42,969	0.2
Cost of goods sold	1,027,389	7.9	1,450,391	8.6	1,882,693	8.2
Total cost of revenue	7,229,913	55.3	9,614,778	57.2	12,694,732	55.3

(1)	Other services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.

E-commerce (Shopee)

Our cost of revenue for e-commerce services primarily consists of expenses associated with our logistics and other value-added services, bank transaction fees for transactions conducted through our Shopee platform, server and hosting costs, and staff compensation and welfare costs, which include share-based compensation.

Digital Financial Services (Monee)

Our cost of revenue for digital financial services primarily consists of server and hosting costs, interest expenses for customer deposits under our banking business, other funding costs, bank transaction fees, collection expenses, amortization costs for internally developed software, commissions we pay to counter operators, and staff compensation and welfare costs, which include share-based compensation.

Digital Entertainment (Garena)

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

Gross Margin

Our gross margin is defined as total gross profit as a percentage of total revenue. The basis for gross margin for each of our business segments and the reason for the variations in the gross margins are mainly due to the different nature of our businesses. For example, gross margins in our digital entertainment segment are relatively high mainly because of the digital nature of the production and sale of the virtual items in our games. By comparison, e-commerce involves more significant physical operations, including logistics which includes costs associated with the storage and delivery of the goods sold by sellers on Shopee. As such, our e-commerce has lower gross margins compared to our digital entertainment business.

Operating Income and Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses, provision for credit losses, research and development expenses and impairment of goodwill, net of other operating income. The table below sets forth our operating expenses, both in absolute amount and as a percentage of total revenue, for the periods indicated.

	For the Year Ended December 31,
	2023		2024		2025
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Other operating income	(221,021)	(1.7)	(180,443)	(1.1)	(121,328)	(0.5)
Sales and marketing expenses	2,779,223	21.3	3,472,686	20.6	4,492,203	19.6
General and administrative expenses	1,134,724	8.7	1,267,706	7.6	1,357,791	5.9
Provision for credit losses	633,942	4.8	776,937	4.6	1,372,616	6.0
Research and development expenses	1,164,126	8.9	1,206,050	7.2	1,157,149	5.0
Impairment of goodwill	117,875	0.9	-	-	-	-
Total operating expenses	5,608,869	42.9	6,542,936	38.9	8,258,431	36.0

Other Operating Income

Our other operating income consists primarily of rebates from e-commerce-related logistic services provided by third parties.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of online and offline advertising expenses, sales incentives, and staff compensation and welfare expenses, which include share-based compensation for our employees engaged in sales and marketing functions. Our excess sales incentive, representing the sales incentive given exceeding the revenue we expect to receive on a transaction-by-transaction basis, was less than 10% of total revenue in 2025.

General and Administrative Expenses

Our general and administrative expenses consist primarily of facilities and other overhead expenses, depreciation and amortization expenses, impairment losses, external professional service expenses, and staff compensation and welfare expenses, which include share-based compensation for our employees engaged in general and administrative functions.

Provision for Credit Losses

Our provision for credit losses relates primarily to our credit business. Our provision for credit losses could increase with the growth of our lending activity and loans receivable or if the credit environment worsens. Changes in our lending activity, including regional mix, tenure variation and user profile, during the year may impact our annual credit loss provisioning expense during the year.

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

	For the Year Ended December 31,
	2023		2024		2025
	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue	US$	Percentage of Total Revenue
	(thousands, except for percentages)
Selected Consolidated Statements of Operations Data:
Revenue:
Service revenue	11,942,385	91.4	15,261,263	90.7	20,913,061	91.2
Sales of goods	1,121,175	8.6	1,558,603	9.3	2,025,408	8.8
Total revenue	13,063,560	100.0	16,819,866	100.0	22,938,469	100.0
Cost of revenue:
Cost of service	(6,202,524)	(47.4)	(8,164,387)	(48.6)	(10,812,039)	(47.1)
Cost of goods sold	(1,027,389)	(7.9)	(1,450,391)	(8.6)	(1,882,693)	(8.2)
Total cost of revenue	(7,229,913)	(55.3)	(9,614,778)	(57.2)	(12,694,732)	(55.3)
Gross profit	5,833,647	44.7	7,205,088	42.8	10,243,737	44.7
Operating income (expenses):
Other operating income	221,021	1.7	180,443	1.1	121,328	0.5
Sales and marketing expenses	(2,779,223)	(21.3)	(3,472,686)	(20.6)	(4,492,203)	(19.6)
General and administrative expenses	(1,134,724)	(8.7)	(1,267,706)	(7.6)	(1,357,791)	(5.9)
Provision for credit losses	(633,942)	(4.8)	(776,937)	(4.6)	(1,372,616)	(6.0)
Research and development expenses	(1,164,126)	(8.9)	(1,206,050)	(7.2)	(1,157,149)	(5.0)
Impairment of goodwill	(117,875)	(0.9)	-	-	-	-
Total operating expenses	(5,608,869)	(42.9)	(6,542,936)	(38.9)	(8,258,431)	(36.0)
Operating income	224,778	1.7	662,152	3.9	1,985,306	8.6
Interest income	331,310	2.6	365,817	2.2	331,072	1.4
Interest expense	(41,075)	(0.3)	(38,341)	(0.2)	(33,610)	(0.1)
Net investment loss	(125,656)	(1.0)	(250,220)	(1.5)	(43,443)	(0.2)
Net gain on debt extinguishment	38,550	0.3	42,621	0.2	21,017	0.1
Foreign exchange gain (loss)	4,487	0.0	(3,246)	(0.0)	20,517	0.1
Income before income tax and share of results of equity investees	432,394	3.3	778,783	4.6	2,280,859	9.9
Income tax expense	(262,680)	(2.0)	(321,168)	(1.9)	(651,081)	(2.8)
Share of results of equity investees	(7,032)	(0.1)	(9,788)	(0.1)	(18,884)	(0.1)
Net income	162,682	1.2	447,827	2.7	1,610,894	7.0

	For the Year Ended December 31,
	2023	2024	2025
	(US$ thousands)
Gross profit:
Services
E-commerce (Shopee)	2,713,824	3,696,912	5,043,226
Digital Financial Services (Monee)	1,479,677	2,019,315	3,316,617
Digital Entertainment (Garena)	1,499,528	1,300,003	1,617,387
Other Services	46,832	80,646	123,792
Sales of goods	93,786	108,212	142,715
Total gross profit	5,833,647	7,205,088	10,243,737

	For the Year Ended December 31,
	2023	2024	2025
	(Percentage)
Gross margin:
Services
E-commerce (Shopee)	34.4	34.0	34.7
Digital Financial Services (Monee)	84.1	85.3	87.5
Digital Entertainment (Garena)	69.0	68.0	67.1
Other Services	37.2	66.8	74.2
Sales of goods	8.4	6.9	7.0
Total gross margin	44.7	42.8	44.7

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue

Our total revenue increased by 36.4% from US$16.8 billion in 2024 to US$22.9 billion in 2025.

●
E-commerce (Shopee): Our e-commerce service revenue increased by 33.9% from US$10.9 billion in 2024 to US$14.5 billion in 2025. This is mainly due to the growth of GMV, as GMV grew 26.8% from US$100.5 billion in 2024 to US$127.4 billion in 2025, and secondarily attributable to an increase in the rate of monetization on the GMV, as e-commerce service revenue over GMV improved from 10.8% in 2024 to 11.4% in 2025. GMV growth was driven by overall online consumption growth in our markets as well as continual improvements in our service offerings, such as faster delivery, enhanced user engagement with better e-commerce content, and greater efficiency in advertising and search. Average order value on Shopee remained stable year-on-year, at approximately US$9, while our order volume grew 27.2% from 10.9 billion in 2024 to 13.9 billion in 2025.

●
Digital Financial Services (Monee): Our digital financial services revenue increased by 60.1% from US$2.4 billion in 2024 to US$3.8 billion in 2025. This is mainly due to growth of our credit business as our lending activities increased and our loans receivable grew from US$4.2 billion as at December 31, 2024 to US$8.0 billion as at December 31, 2025. Growth of our loans receivable was mainly driven by a few factors including growth of our e-commerce platform, deepening penetration of our consumer lending activities on the platform and expansion of our credit offerings off our e-commerce platform. Approximately 95% of our loans receivable as of December 31, 2025 were attributable to consumer and SME loans.

●
Digital Entertainment (Garena): Our digital entertainment revenue increased by 26.1% from US$1.9 billion in 2024 to US$2.4 billion in 2025. The increase was primarily due to the increase in our active user base as well as the deepened paying user penetration, as average Game QAUs increased by 5.7% from 622.3 million in 2024 to 657.7 million in 2025, while average Game QPUs increased by 23.9% from 50.5 million in 2024 to 62.6 million in 2025.

●	Sales of goods: Revenue increased by 30.0% from US$1.6 billion in 2024 to US$2.0 billion in 2025, primarily due to the increase in our product offerings on the e-commerce platform.

Cost of Revenue

Our total cost of revenue increased by 32.0% from US$9.6 billion in 2024 to US$12.7 billion in 2025.

●
E-commerce (Shopee): Cost of revenue increased by 32.6% from US$7.2 billion in 2024 to US$9.5 billion in 2025. The increase was primarily driven by the increase in logistics costs as orders volume grew 27.2% from 10.9 billion in 2024 to 13.9 billion in 2025, as well as investment in our logistics capabilities for better user experience.

●
Digital Financial Services (Monee): Cost of revenue increased by 36.3% from US$348.4 million in 2024 to US$475.0 million in 2025, primarily driven by interest expenses due to the growth in customer deposits under our banking business, other funding costs associated with our credit business, collection expenses, bank transaction fees and server and hosting expenses.

●
Digital Entertainment (Garena): Cost of revenue increased by 29.6% from US$610.6 million in 2024 to US$791.4 million in 2025, primarily from third-party payment channel costs, which was largely in line with the increase in digital entertainment revenue, as well as an increase in royalty payments to game developers and higher royalties associated with the use of third-party intellectual properties.

●	Cost of goods sold: Cost of goods sold increased by 29.8% from US$1.5 billion in 2024 to US$1.9 billion in 2025. The increase was largely in line with the increase in our revenue from sales of goods.

Gross Profit

As a result of the foregoing, our gross profit grew 42.2% from US$7.2 billion in 2024 to US$10.2 billion in 2025. Our gross margins improved from 42.8% in 2024 to 44.7% in 2025, primarily due to a shift in gross profit mix, driven by a higher contribution from our digital financial services business, which had a higher gross margin than the other business units, as well as improvements in the gross margin of our digital financial services and e-commerce business year over year.

Other Operating Income

Our other operating income decreased by 32.8% from US$180.4 million in 2024 to US$121.3 million in 2025 primarily due to lower rebates from our logistics services providers.

Sales and Marketing Expenses

Our sales and marketing expenses increased by 29.4% from US$3.5 billion in 2024 to US$4.5 billion in 2025. The increase in sales and marketing expenses in 2025 was mainly from our e-commerce and digital financial services business. The increase in marketing expenses for our e-commerce business was primarily driven by increased promotional activities on Shopee and advertising through third-party channels, as we continue to grow Shopee across our markets. The increase in marketing expenses for our digital financial services business was primarily driven by investments in user acquisition and user retention.

General and Administrative Expenses

Our general and administrative expenses increased by 7.1% from US$1.3 billion in 2024 to US$1.4 billion in 2025. The increase was primarily due to an increase in staff compensation and welfare expenses from higher staff headcount.

Provision for Credit Losses

Our provision for credit losses increased by 76.7% from US$776.9 million in 2024 to US$1.4 billion in 2025, primarily driven by an increase in lending activity during the year, in line with the growth in our loan book over the year. Our loans receivable increased by 91.4%, from US$4.2 billion as at December 31, 2024 to US$8.0 billion as at December 31, 2025.

Research and Development Expenses

Our research and development expenses were relatively stable at US$1.2 billion for 2024 and 2025, which consist primarily of staff compensation and welfare expenses, which include share-based compensation for our employees engaged in product development functions.

Other Income, Expenses, Gains and Losses

Our interest income, interest expense, net investment loss, net gain on debt extinguishment, and foreign exchange gain (loss) was a net income of US$116.6 million in 2024 compared to US$295.6 million in 2025. The improvement was mainly due to lower investment loss and a net foreign exchange gain in 2025, as compared to a net foreign exchange loss in 2024, which was partially offset by lower interest income and lower gain on debt extinguishment.

Income before Income Tax and Share of Results of Equity Investees

As a result of the foregoing, we had income before income tax and share of results of equity investees of US$778.8 million in 2024 and US$2.3 billion in 2025.

Income Tax Expense

We had an income tax expense of US$321.2 million in 2024 and US$651.1 million in 2025. The higher income tax expense was primarily due to higher income tax expenses incurred by our e-commerce and digital financial services businesses.

Share of Results of Equity Investees

We had share of loss of equity investees of US$9.8 million in 2024 and US$18.9 million in 2025.

Net Income

As a result of the foregoing, we had net income of US$447.8 million in 2024 compared to US$1.6 billion in 2025.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue

Our total revenue increased by 28.8% from US$13.1 billion in 2023 to US$16.8 billion in 2024.

●
E-commerce (Shopee): Our e-commerce service revenue increased by 37.8% from US$7.9 billion in 2023 to US$10.9 billion in 2024. This was primarily attributable to the growth of GMV, as GMV grew 28.0% from US$78.5 billion in 2023 to US$100.5 billion in 2024, and secondarily attributable to an increase in the rate of monetization on the GMV, which increased from 10.0% in 2023 to 10.8% in 2024. GMV growth was driven by overall online consumption growth in our markets as well as continual improvements in our service offerings, such as faster delivery, enhanced user engagement with better e-commerce content, and greater efficiency in advertising and search. Average order value on Shopee decreased slightly to approximately US$9 in 2024, as compared to approximately US$10 in 2023, while our orders volume grew 33.0% from 8.2 billion in 2023 to 10.9 billion in 2024.

●
Digital Financial Services (Monee): Our digital financial services revenue increased by 34.6% from US$1.8 billion in 2023 to US$2.4 billion in 2024. This is mainly due to growth of our credit business as our lending activities increased and our loans receivable grew 67.4% from US$2.5 billion as at December 31, 2023 to US$4.2 billion as at December 31, 2024. Growth of our loans receivable was mainly driven by a few factors including growth of our e-commerce platform, deepening penetration of our consumer lending activities on the platform and expansion of our credit offerings off our e-commerce platform. Approximately 95% of our loans receivable as of December 31, 2024 were attributable to consumer and SME loans.

●
Digital Entertainment (Garena): Our digital entertainment revenue decreased by 12.0% from US$2.2 billion in 2023 to US$1.9 billion in 2024. The decrease was primarily driven by higher bookings in 2022 compared to 2023, which resulted in more revenue being deferred and subsequently recognized in 2023. On the other hand, bookings for 2024 is higher than 2023, as average Game QAUs increased by 18.0% from 527.2 million in 2023 to 622.3 million in 2024, while average Game QPUs increased by 25.5% from 40.2 million in 2023 to 50.5 million in 2024.

●	Sales of goods: Revenue increased by 39.0% from US$1.1 billion in 2023 to US$1.6 billion in 2024, primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 33.0% from US$7.2 billion in 2023 to US$9.6 billion in 2024.

●
E-commerce (Shopee): Cost of revenue increased by 38.6% from US$5.2 billion in 2023 to US$7.2 billion in 2024. The increase was primarily driven by the increase in logistics costs as orders volume grew 33.0% from 8.2 billion in 2023 to 10.9 billion in 2024.

●
Digital Financial Services (Monee): Cost of revenue increased by 24.6% from US$279.7 million in 2023 to US$348.4 million in 2024, primarily driven by interest expenses due to the growth in customer deposits under our banking business, and server and hosting expenses.

●
Digital Entertainment (Garena): Cost of revenue dropped by 9.2% from US$672.5 million in 2023 to US$610.6 million in 2024, primarily from payment channel costs, which was largely in line with the decrease in digital entertainment revenue.

●	Cost of goods sold: Cost of goods sold increased by 41.2% from US$1.0 billion in 2023 to US$1.5 billion in 2024. The increase was largely in line with the increase in our revenue from sales of goods.

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

Other Operating Income

Our other operating income decreased by 18.4% from US$221.0 million in 2023 to US$180.4 million in 2024 primarily due to lower rebates from our logistics services providers.

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

Segment Reporting

We have three reportable segments, namely, e-commerce, digital financial services and digital entertainment. The chief operating decision maker (“CODM”), comprising our senior management team, evaluates each segment’s financial performance by reviewing revenue, significant operating expenses, and segment operating income or loss. To allocate resources for each segment, the CODM evaluates these results, along with certain key operating metrics of each segment. This assessment is done regularly by monitoring each segment’s actual financial and operating performance against projections as part of the Company’s business planning and budgeting process.

Information about segments during the years ended December 31, 2023, 2024 and 2025 presented is as follows:

	For the Year ended December 31, 2025
	E-commerce (Shopee)	Digital Financial Services (Monee)	Digital Entertainment (Garena)	Other Services(1)	Total
	(US$ thousands)
Revenue	16,564,605	3,791,641	2,408,765	173,458	22,938,469

Less(2)
Cost of revenue	(11,380,266)	(475,024)	(791,378)	-
Sales and marketing expenses	(3,546,753)	(614,228)	(174,104)	-
Provision for credit losses	-	(1,365,556)	-	-
Other operating expenses(3)	(1,056,534)	(364,151)	(259,212)	(263,995)

Operating segment income (loss)	581,052	972,682	1,184,071	(90,537)	2,647,268
Unallocated expenses(4)					(661,962)
Operating income					1,985,306
Non-operating income, net					295,553
Income tax expense					(651,081)
Share of results of equity investees					(18,884)
Net income					1,610,894

	For the Year ended December 31, 2024
	E-commerce (Shopee)	Digital Financial Services (Monee)	Digital Entertainment (Garena)	Other Services(1)	Total
	(US$ thousands)
Revenue	12,415,231	2,367,739	1,910,589	126,307	16,819,866

Less(2)
Cost of revenue	(8,611,530)	(348,424)	(610,586)	-
Sales and marketing expenses	(2,966,084)	(298,386)	(117,556)	-
Provision for credit losses	-	(771,407)	-	-
Other operating expenses(3)	(977,048)	(292,020)	(203,626)	(170,210)

Operating segment (loss) income	(139,431)	657,502	978,821	(43,903)	1,452,989
Unallocated expenses(4)					(790,837)
Operating income					662,152
Non-operating income, net					116,631
Income tax expense					(321,168)
Share of results of equity investees					(9,788)
Net income					447,827

	For the Year ended December 31, 2023
	E-commerce (Shopee)	Digital Financial Services (Monee)	Digital Entertainment (Garena)	Other Services(1)	Total
	(US$ thousands)
Revenue	9,000,848	1,759,422	2,172,009	131,281	13,063,560

Less(2)
Cost of revenue	(6,194,900)	(279,745)	(672,481)	-
Sales and marketing expenses	(2,510,693)	(116,445)	(104,721)	-
Provision for credit losses	-	(630,300)	-	-
Other operating expenses(3)	(845,725)	(242,723)	(216,936)	(188,009)

Operating segment (loss) income	(550,470)	490,209	1,177,871	(56,728)	1,060,882
Unallocated expenses(4)					(836,104)
Operating income					224,778
Non-operating income, net					207,616
Income tax expense					(262,680)
Share of results of equity investees					(7,032)
Net income					162,682

(1)	A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.
(2)	The significant expenses categories and amounts align with the segment-level information that is regularly provided to the CODM.
(3)
Other operating expenses for E-commerce and Digital Entertainment include general and administrative expenses, research and development expenses, and provision for credit losses, net of other operating income. Other operating expenses for Digital Financial Services include general and administrative expenses and research and development expenses, net of other operating income.

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

Singapore

Our subsidiaries incorporated in Singapore are subject to the Singapore corporate tax of 17% in 2023, 2024 and 2025. Garena Online Private Limited was granted a five-year development and expansion incentive by the Singapore Economic Development Board, or the EDB, commencing from January 1, 2022, which grant a concessionary tax rate of 10.5% from January 1, 2022 to December 31, 2026 on qualifying income, subject to certain terms and conditions imposed by the EDB.

Others

Subsidiaries incorporated in other jurisdictions are subject to the respective applicable corporate income tax rates of those jurisdictions.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Our principal sources of liquidity have historically been cash generated from operating activities and financing activities including customer deposits under our banking business. The principal driver of our operating cash flows is cash received from sales of our services and products, including fees from paid advertising services, transaction-based fees, value-added services and proceeds from direct sales of goods in our e-commerce business, interest and fees received from our credit and banking businesses, fees from our e-wallet services, fees and premiums from our insurance business, and proceeds from our sales of in-game virtual items in our digital entertainment business, offset by operating expenses.

As of December 31, 2023, 2024 and 2025, we had US$4.2 billion, US$4.1 billion and US$6.4 billion, respectively, in cash, cash equivalents and restricted cash. Cash and cash equivalents consist of cash on hand, demand deposits and money market funds placed with banks and other financial institutions which are unrestricted as to withdrawal and use and have original maturities of three months or less. Restricted cash mainly comprises monies received that are held in escrow in connection with our e-commerce business and e-wallet in connection with our digital financial services business. Our cash, cash equivalents and restricted cash are primarily denominated in U.S. dollars as well as in local currencies of the markets where we operate. We believe that our cash and cash equivalents, together with cash generated from operating and short-term investments, will be sufficient to meet our anticipated cash needs and obligations for the next 12 months. We may also access capital markets or credit facilities should we require additional working capital.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2023	2024	2025
	(US$ thousands)
Net cash generated from operating activities	2,079,688	3,277,420	5,024,523
Net cash used in investing activities	(5,804,462)	(5,040,846)	(4,408,668)
Net cash generated from financing activities	366,011	1,684,493	1,623,183
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(7,964)	(83,139)	98,844
Net (decrease) increase in cash, cash equivalents and restricted cash	(3,366,727)	(162,072)	2,337,882
Cash, cash equivalents and restricted cash at beginning of year	7,610,384	4,243,657	4,081,585
Cash, cash equivalents and restricted cash at end of year	4,243,657	4,081,585	6,419,467

Operating Activities

Net cash generated from operating activities amounted to US$5.0 billion in 2025 compared to net cash generated from operating activities of US$3.3 billion in 2024. The difference was mainly due to increase in net income of US$1.2 billion, and increase in change in assets and liabilities of US$196.4 million.

The main drivers for the increase in net income are:

●	higher e-commerce gross profits in 2025 due to growth of GMV and increase in the rate of monetization on the GMV;

●	higher digital financial services gross profits in 2025 due to growth of the credit business as our lending activities increased and our loans receivable grew;

●	higher digital entertainment gross profits in 2025 due to increase in our active user base as well as deepened paying user penetration; and

●
partially offset by higher sales and marketing expenses in 2025 primarily driven by increased promotional activities and advertising through third-party channels for e-commerce, and investments in user acquisition and retention for digital financial services.

The main drivers for the increase in change in assets and liabilities are:

●	increase in change in deferred revenue due to stronger bookings in 2025 for digital entertainment;

●	increase in change in income tax payable in line with growth in profit and timing of payments;

●	increase in change in accrued expenses and other payables and accounts payable primarily due to increase in logistics costs and sales and marketing expenses and timing of payments; and

●
the preceding three items are partially offset by increase in change in prepaid expenses and other assets primarily due to increase in receivables by our platform consistent with growth in business scale and timing of collections.

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

The main drivers for the increase in net income are:

●	higher e-commerce and digital financial services gross profits in 2024 due to growth of GMV from our e-commerce business and growth of the credit business;

●
partially offset by higher sales and marketing expenses in 2024 primarily driven by online marketing efforts, user acquisition and retention, and higher marketing incentives as we continue to grow our businesses; and

●
higher general and administrative expenses in 2024 primarily due to an increase in staff cost from higher staff headcount, as well as one-time expenses related to the settlement of two securities class actions in 2024.

The increase in change in deferred revenue is due to stronger bookings in 2024 for our digital entertainment business.

Investing Activities

Net cash used in investing activities amounted to US$4.4 billion in 2025. This was primarily attributable to investments of US$12.6 billion mainly consisting of time deposits and sovereign and corporate debt securities, an increase in loans receivable of our credit business of US$4.7 billion and purchase of property and equipment of US$513.8 million. These were partially offset by proceeds from maturity and disposal of investments of US$13.4 billion, mainly consisting of time deposits and sovereign and corporate debt securities.

Net cash used in investing activities amounted to US$5.0 billion in 2024. This was primarily attributable to investments of US$9.6 billion mainly consisting of time deposits and sovereign and corporate debt securities, an increase in loans receivable of our credit business of US$2.5 billion and purchase of property and equipment of US$318.1 million. These were partially offset by proceeds from maturity and disposal of investments of US$7.4 billion, mainly consisting of time deposits and sovereign and corporate debt securities.

Net cash used in investing activities amounted to US$5.8 billion in 2023. This was primarily attributable to investments of US$8.3 billion mainly consisting of time deposits and sovereign and corporate debt securities, an increase in loans receivable of our credit business of US$1.0 billion and purchase of property and equipment of US$241.6 million. These were partially offset by proceeds from maturity and disposal of investments of US$3.5 billion, mainly consisting of time deposits and sovereign and corporate debt securities.

Financing Activities

Net cash generated from financing activities amounted to US$1.6 billion in 2025. This was primarily attributable to an increase in bank customer deposits of US$1.1 billion and settlement of capped call for the 2025 convertible notes of US$582.4 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period mainly include our convertible notes obligations, capital expenditures, other short-term working capital commitments, bank customer deposits, and other contractual cash obligations. We believe that our cash and cash equivalents, together with cash generated from operating and short-term investments, will be sufficient to meet our anticipated cash needs and obligations for the next 12 months.

Convertible Notes

Our convertible notes obligations, including scheduled interest, were approximately US$1.1 billion as of December 31, 2025, based on the contractual maturity assuming no conversion subsequent to December 31, 2025.

In May 2020, we completed an offering of 2.375% convertible senior notes in an aggregate principal amount of US$1.15 billion, or the 2025 convertible notes. These 2025 convertible notes were offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and certain non-U.S. persons in compliance with Regulation S under the Securities Act. These 2025 convertible notes matured in December 2025. In 2025, holders of an aggregate of approximately US$1.15 billion principal amount of our 2025 convertibles notes elected to convert prior to the notes’ maturity in December 2025, while the remaining US$64,000 principal amount of our 2025 convertible notes was unconverted and repaid in cash at maturity.

In connection with the pricing of the 2025 convertible notes, we have entered into capped call transactions with certain financial institutions. During the year ended December 31, 2025, we settled such capped call transactions of the 2025 convertible notes. The proceeds received were recorded as an increase in additional paid-in capital.

In September 2021, we completed a registered offering of 0.25% convertible senior notes in an aggregate principal amount of US$2.875 billion, or the 2026 convertible notes. The notes will mature in September 2026. Note holders have the right, at their option, to convert the outstanding principal amount in whole or in part in integral multiples of US$1,000 principal amount (i) upon satisfaction of one or more of the conversion conditions as defined in the indenture prior to the close of business on the business day immediately preceding June 15, 2026; or (ii) anytime on or after June 15, 2026 until the close of business on the second scheduled trading day immediately preceding the maturity date. On or after September 15, 2024, we may redeem for cash all or any part of the notes, if certain conditions are met, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest. We may also redeem for cash all but not part of the notes at any time if less than US$250 million aggregate principal amount of notes remains outstanding at such time. Unless otherwise converted or redeemed, we will repay the full outstanding and unpaid principal amounts in full on the maturity date. The notes may be converted, in whole or in part, into our ADSs at an initial conversion rate of 2.0964 ADSs per US$1,000 principal amount (equivalent to approximately US$477.01 per ADS), subject to certain anti-dilution and make-whole fundamental change adjustments. Upon conversion, we have the right, at our option, to pay or deliver, either cash, ADSs, or a combination of cash and ADSs to converting holders. During fiscal year 2025, we repurchased US$432.3 million aggregate of principal amount of our 2026 convertible notes. As of March 31, 2026, approximately US$996.7 million aggregate of principal amount of our 2026 convertible notes remained outstanding.

For further information, refer to Note 13 – Convertible Notes in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

Capital Expenditures

Our capital expenditures amounted to US$258.3 million, US$321.6 million and US$524.5 million in 2023, 2024 and 2025, respectively. Capital expenditure was incurred for purchases of property and equipment and software, and costs for developing software for internal use. We will continue to make capital expenditures to meet the needs of our business and expect that our cash and cash equivalents, together with cash generated from operating and short-term investments will meet our capital expenditure needs in the foreseeable future.

Deposits Payable

As of December 31, 2025, our consolidated balance sheets had deposits payable of US$3.8 billion, which are customer deposits from our banking business.

Other Contractual Cash Obligations

Our operating lease obligations, including imputed interest, were US$1.8 billion as of December 31, 2025, of which US$380.6 million is payable within the next 12 months. Our obligations for leases that have not yet commenced, including imputed interest, were US$358.6 million as of December 31, 2025, of which US$42.6 million is payable within the next 12 months. For further information on our leases, refer to Note 9 – Leases in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

We have purchase commitments of US$110.9 million as of December 31, 2025, including US$64.1 million to purchase property and equipment and hosting services, US$5.2 million committed licensing fee payable for the licensing of game titles, and US$41.6 million commitment to invest in certain companies. The aggregate of our purchase commitments payable within the next 12 months is US$82.4 million. For further information, refer to Note 24 – Commitments and Contingencies in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

We have commitments to pay a minimum guarantee of royalty fees to game developers for certain online games we licensed. As of December 31, 2025, the minimum guarantee commitment amounted to US$35.8 million for launched games as well as licensed but yet to be launched games, of which US$18.4 million is payable within the next 12 months. For further information, refer to Note 24 – Commitments and Contingencies in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

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

Certain of the markets in which we have significant subsidiaries or principal operating entities, including Indonesia, Thailand, Taiwan and Brazil, require those subsidiaries to establish and fund statutory reserves. Indonesian laws require a limited liability company to reserve a certain amount from its net profit each year as a reserve fund until such fund amounts to at least 20% of its issued and paid-up capital. Thailand regulations require a private limited liability company to allocate at least 5% of its profits into a legal reserve fund at the time the dividend is paid until and unless the legal reserve fund reaches 10% of the company’s registered capital (or such higher proportion if stipulated in the articles of association of the company). The legal reserve is not available for dividend distribution. Taiwan laws require a limited liability company to set aside 10% of annual net income (less prior years’ losses, if any, and applicable taxes) as legal reserve until the accumulated legal reserve equals the paid-in capital of such company before such company can distribute any dividend. Under Brazilian law, corporations (sociedades por ações) are required to allocate at least 5% of their net profit for each fiscal year to a legal reserve until such reserve reaches 20% of the company’s share capital. Such legal reserve is not available for dividend distribution.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial conditions.

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

●	Item-based revenue model. Virtual items have different lifespan patterns: time-based, consumable and durable.

●	Time-based virtual items are items with a stated expiration time. Revenue attributable to a time-based virtual item is recognized ratably over the period based on the time unit of the item.

●
Consumable virtual items are items that can be consumed by a specific user action and have limitations on repeated use. Revenue attributable to a consumable virtual item is recognized upon consumption.

●
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

Our weighted-average performance obligation period for our paying users used for the purposes of revenue recognition was 17 months as of December 31, 2025. Based on the deferred revenue and payment channel costs amounts as at December 31, 2025, a one-month decrease in the average paying user lifespan for each of our online games would result in an approximately US$45.4 million decrease in deferred revenue balance and US$8.0 million decrease in deferred payment channel costs. Conversely, a one-month increase in the average paying user lifespan for each of our games would result in an approximately US$33.9 million increase in deferred revenue balance and US$6.0 million increase in deferred payment channel costs balance.

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

In such circumstances, the fair value of the investment is measured using the Market Approach Option Pricing Model allocation, which is determined by using information including but not limited to the liquidity factors and a selection of comparable companies. As at December 31, 2025, a 5 percentage points increase in the discount for lack of marketability would have resulted in an increase in the impairment charges by approximately US$0.7 million. Conversely, a 5 percentage points decrease would have resulted in a decrease in the impairment charges by approximately US$0.7 million.

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

There were no new share options granted during the year ended December 31, 2025.

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

We performed qualitative assessment on our annual goodwill impairment testing in the fourth quarter of 2025 and evaluated that it is more likely than not that the fair value of our reporting units is higher than their carrying amount. Accordingly, no further quantitative assessment is conducted.

Allowance for Credit Losses

We established allowances for credit losses for accounts receivable, loans receivable, off-balance sheet loan commitments and available-for-sale investments, the most significant of which is the allowances associated with our consumer and SME loans receivable from our digital financial services business.

For our consumer and SME loans receivable, we identify portfolio segments by factors such as geographic region and products that are considered to have similar credit characteristics and risk of loss. We compute our allowance for credit loss based on our historical lifetime credit loss experience, adjusted for current conditions and forward-looking factors specific to the receivable and economic environment. We utilize models such as transition matrix method based on roll rates and then transformed, taking into account expected future delinquency rate to estimate the likelihood that a loan will default over a given period of time, net of any estimated recoveries. These models utilize information that is available at the reporting date about past events, current conditions, estimated recovery rate and macro-economic forecasts considering probability weighted economic scenarios. As at December 31, 2025, a relative 5% decrease in the estimated recovery rate would have resulted in an increase in the allowance for credit losses by approximately US$26.7 million. Conversely, a relative 5% increase in the estimated recovery rate would have resulted in a decrease in the allowance for credit losses by approximately US$39.3 million.

Recent Accounting Pronouncements

The recent accounting pronouncement adopted during the year ended December 31, 2025 is discussed and included in Note 2(ab) – Summary of Significant Accounting Policies – Recently adopted accounting pronouncements in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

The recently issued accounting pronouncements not yet adopted during the year ended December 31, 2025 are discussed and included in Note 2(ac) – Summary of Significant Accounting Policies – Recently issued accounting pronouncements not yet adopted in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table provides information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Forrest Xiaodong Li	48	Chairman and Chief Executive Officer
Gang Ye	45	Director and Chief Operating Officer
David Heng Chen Seng	59	Independent Director
Khoon Hua Kuok	47	Independent Director
Jessica Sin Yin Tan	49	Independent Director
David Y Ma	45	Director
Silvio Savarese	54	Director
Chris Zhimin Feng	43	President
Tony Tianyu Hou	47	Chief Financial Officer
Terry Feng Zhao	42	President of Garena
Yanjun Wang	45	Chief Corporate Officer, General Counsel and Company Secretary
David Jingye Chen	45	Chief Product Officer of Shopee

Forrest Xiaodong Li is our founder and has served as the Chairman of Sea Limited and our Chief Executive Officer since our inception in May 2009. He is President of the Football Association of Singapore, and a member of the National University of Singapore Board of Trustees. He also serves as an independent non-executive director of Shangri-La Asia Limited and sits on the Advisory Council of Stanford Graduate School of Business. Forrest holds an M.B.A. degree from Stanford University’s Graduate School of Business and a Bachelor’s degree in Engineering from Shanghai Jiaotong University.

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

David Heng Chen Seng has served as our director since October 2017. David is the Chief Executive Officer of Temasek Trust Asset Management, a Singapore based global asset management firm established by Temasek Trust. Under his leadership, Temasek Trust Asset Management operates two core investment units – ABC Impact and Temasek Trust Capital. David has over 30 years of experience in the investment industry. Over a span of 14 years, David held senior leadership roles in Singapore-headquartered global investment company Temasek, including head of consumer and real estate and co-head of China. Prior to Temasek, David was with Deutsche Bank AG. He currently serves as a director at SeaTown Holdings, the Centre for Impact Investing and Practices, The Temasek Shophouse and Leap 201. He also sits on the investment committees of ABC Impact and SeaTown. David holds an M.B.A. degree from the University of Hull (United Kingdom) and a Bachelor of Engineering degree from the University of Canterbury (New Zealand).

Khoon Hua Kuok has served as our director since October 2017. He currently serves as the Chairman and Chief Executive Officer of Kerry Properties Limited (a listed company in Hong Kong). Khoon Hua is the Chairman of Kerry Holdings Limited and a Director of Kerry Group Limited and Kuok (Singapore) Limited. He also serves as the Vice Chairman and a Non-Executive Director of KLN Logistics Group Limited (a listed company in Hong Kong), a Non-Executive and Non-Independent Director of Wilmar International Limited (a listed company in Singapore) and an independent non-executive director of DBS Bank (Hong Kong) Limited. He is also a member of the Council of the University of Hong Kong. Khoon Hua holds a Bachelor’s degree in Economics from Harvard University in the United States.

Jessica Sin Yin Tan has served as our director since August 2024. Jessica is currently Group Executive Vice President and President for Sun Life Canada. Prior to that, she was the Group co-CEO and Executive Director of Ping An Group between January 2013 and December 2023. Prior to joining Ping An Group, Jessica was a global partner at McKinsey & Company from June 2000 to December 2012 in its United States and Asia offices. She is also on the boards of the Coincheck Group, Singapore Central Provident Fund, Canadian Life and Health Insurance Association and AGE-WELL in Canada. Jessica is a member of the advisory panel of the Monetary Authority of Singapore and the Singapore National Healthcare Group. Jessica holds a master’s degree in Electrical Engineering and Computer Science and two Bachelor’s degrees in Electrical Engineering and Economics from the Massachusetts Institute of Technology.

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

Silvio Savarese has served as our director since August 2024. Dr. Savarese currently serves as Executive Vice President and Chief Scientist of Salesforce Research where he leads the AI Research organization and various AI related investments and shapes its scientific direction and long-term AI strategy. He has been in this position since April 2021. In 2026, Dr. Savarese was appointed to the United Nations Independent International Scientific Panel on Artificial Intelligence. Dr. Savarese has also been an adjunct professor of Computer Science at Stanford University since April 2021, and was previously an associate professor with tenure from April 2017 to April 2021 and an assistant professor from September 2013 to April 2017. Prior to Stanford, he was an assistant professor of Electrical and Computer Engineering at the University of Michigan from 2008 to 2013. Dr. Savarese earned his Ph.D. in Electrical Engineering from the California Institute of Technology.

Chris Zhimin Feng joined our company in March 2014 and has served as President since January 2022. Prior to this role, he served as the chief executive officer of Shopee from July 2015, and as the chief executive officer of Monee from March 2020. Previously he served as our head of mobile business. Before joining our company, Chris worked at Rocket Internet SE, where he served in management roles at Zalora and Lazada, and at McKinsey & Company. Chris holds a Bachelor’s degree in Computer Science with first class honors from the National University of Singapore.

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

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Each of our executive officers is employed for a continuous term unless either we or the executive officer gives prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense other than one which in the opinion of the board does not affect the executive’s position, willful disobedience of a lawful and reasonable order, misconduct being inconsistent with the due and faithful discharge of the executive officer’s material duties, fraud or dishonesty, or habitual neglect of his or her duties. An executive officer may terminate his or her employment at any time with a three- to six-month prior written notice.

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

Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we paid and accrued fees and compensation in cash (excluding equity-based awards) of approximately US$3.13 million to our directors and executive officers as a group.

In addition, a total of 50,345 restricted share units were granted to our directors and executive officers in 2025, among which 30,345 restricted share units had fully vested within the year of 2025 and therefore do not show in the table below regarding the outstanding awards to our directors and executive officers as of December 31, 2025. For more information on share incentive grants to our directors and executive officers, see “—Share Incentive Plan.”

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

2009 Share Incentive Plan

We adopted the 2009 Plan to promote the success of our business and the interests of our shareholders by providing additional incentives to attract, motivate, retain and reward our officers, employees, directors and other eligible persons and to link the interests of the award recipients with our shareholders. In February 2018, our board of directors approved automatic increases on January 1 of each of 2019, 2020, 2021 and 2022 of the maximum aggregate number of ordinary shares which may be issued under the 2009 Plan by 5% of the total number of ordinary shares of all classes of the company outstanding on that day immediately before the increase. In addition, in July 2019, our board of directors approved a one-time increase of the maximum aggregate number of shares which may be issued pursuant to the 2009 Plan by three million, and at the same time reduced three million shares from the scheduled automatic increase of shares pursuant to the aforesaid automatic annual increase mechanism on January 1, 2020. In April 2022, our board of directors approved the amendment and restatement of the 2009 Plan to increase the maximum aggregate number of shares available under the 2009 Plan, pursuant to which on January 1 of each of 2023, 2024, 2025 and 2026, the maximum aggregate number of ordinary shares which may be issued under the 2009 Plan will increase by 3% of the total number of ordinary shares of all classes of the company outstanding on that day immediately before the increase. Currently, the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2009 Plan is 246,892,991. The awards expire 10 years after the date of the grant.

As of March 31, 2026, outstanding awards granted under the 2009 Plan consisted of (i) options to purchase 37,367,856 Class A ordinary shares, (ii) 7,688,641 restricted Class A ordinary share units, and (iii) 161,658 share appreciation rights.

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

Term of Awards.    Each award under the 2009 Plan will (in the case of options and share appreciation rights) expire, or (in the case of share awards) vest or be repurchased by us not more than 10 years after the date of grant (which term may be extended by the plan administrator to a maximum of 10 years). An award is only exercisable or distributable before the eligible individual’s termination of service with us, unless determined otherwise by the plan administrator or set forth in the award agreement.

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

The table below sets forth certain information as of December 31, 2025 concerning the outstanding awards we have granted to our directors and executive officers by the time on an individual basis.

Name	Class A Ordinary Shares Underlying Outstanding Awards Granted		Price (US$/Share)	Date of Grant	Date of Expiration
Forrest Xiaodong Li	5,470,000	(1)	15.0	April 30, 2019	April 30, 2029
	5,000,000	(1)	15.0	April 30, 2020	April 30, 2030
	5,000,000	(1)	120.0	April 17, 2022	April 17, 2032
Gang Ye	1,650,000	(1)	15.0	February 28, 2018	February 28, 2028
	2,000,000	(1)	120.0	April 17, 2022	April 17, 2032
	500,000	(2)	—	April 30, 2024	—
David Heng Chen Seng	10,000	(2)	—	October 19, 2025	—
Khoon Hua Kuok	10,000	(2)	—	October 19, 2025	—
Jessica Sin Yin Tan	7,500	(2)	—	August 12, 2024	—
David Y Ma	800,000	(1)	120.0	April 17, 2022	April 17, 2032
	5,000	(2)	—	May 15, 2023	—
Silvio Savarese	7,500	(2)	—	August 12, 2024	—
Chris Zhimin Feng	3,000,000	(1)	15.0	February 28, 2018	February 28, 2028
	4,000,000	(1)	15.0	February 28, 2019	February 28, 2029
	2,400,000	(1)	120.0	April 17, 2022	April 17, 2032
	600,000	(2)	—	April 30, 2024	—
Tony Tianyu Hou	1,200,000	(1)	15.0	February 28, 2018	February 28, 2028
	500,000	(1)	120.0	April 17, 2022	April 17, 2032
	200,000	(2)	—	July 31, 2023	—
Terry Feng Zhao	300,000	(1)	15.0	January 31, 2019	January 31, 2029
	3,000,000	(1)	120.0	April 17, 2022	April 17, 2032
Yanjun Wang	900,000	(1)	15.0	February 28, 2018	February 28, 2028
	750,000	(1)	120.0	April 17, 2022	April 17, 2032
	300,000	(2)	—	July 31, 2023	—
David Jingye Chen	1,150,000	(1)	15.0	February 28, 2018	February 28, 2028
	2,000,000	(1)	120.0	April 17, 2022	April 17, 2032
All directors and executive officers as a group	40,760,000

(1)	Represents options to purchase Class A ordinary shares.
(2)	Represents unvested restricted shares units for Class A ordinary shares.

C.	Board Practice

Our board of directors consists of seven directors, three of whom are independent. A director is not required to hold any shares in our company to qualify to serve as a director. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to applicable New York Stock Exchange listing rules and disqualification by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction is considered. Our board of directors may exercise all of the powers of our company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third-party. None of our directors has a service contract with us that provides for benefits upon termination of service, or an appropriate negative statement.

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

We had a total of approximately 62,700, 80,700 and 102,700 employees as of December 31, 2023, 2024 and 2025, respectively. The following table indicates the distribution of our employees by function as of December 31, 2025:

Function	Number of Employees
General operation	77,600
Sales and marketing	9,400
General and administrative	6,700
Research and development	9,000
Total	102,700

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

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2026:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 612,484,522 ordinary shares outstanding as of March 31, 2026, comprising 566,956,729 Class A ordinary shares (excluding treasury shares and Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plan) and 45,527,793 Class B ordinary shares.

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

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Total Class A and Class B Ordinary Shares†	Percentage of Total Voting Power Held ††
Directors and Executive Officers:(1)
Forrest Xiaodong Li(2)	58,550,224	45,527,793	16.0	57.6
Gang Ye(3)	26,133,071	—	4.2	1.5
David Heng Chen Seng	174,904	—	*	*
Khoon Hua Kuok(4)	1,709,406	—	0.3	0.1
Jessica Sin Yin Tan	2,500	—	*	*
David Y Ma(5)	2,260,892	—	0.4	*
Silvio Savarese	2,500	—	*	*
Chris Zhimin Feng(6)	10,303,969	—	1.7	—
Tony Tianyu Hou(7)	3,624,681	—	0.6	*
Terry Feng Zhao(8)	4,540,128	—	0.7	0.1
Yanjun Wang(9)	2,702,842	—	0.4	*
David Jingye Chen(10)	12,058,574	—	2.0	0.7
All directors and executive officers as a group(11)	194,113,807	45,527,793	36.9	68.2
Principal Shareholders:
Tencent entities(12)	104,264,743	—	17.0	—
Blue Dolphins Venture Inc(13)	—	45,527,793	7.4	54.6
Baillie Gifford & Co(14)	40,954,549	—	6.7	3.3
WCM Investment Management, LLC(15)	33,742,269	—	5.5	2.7

*	Represents less than 0.1%.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group, including shares that such person or group has the right to acquire within 60 days after March 31, 2026, by the sum of Class A and Class B ordinary shares, and the number of shares that such person or group has the right to acquire beneficial ownership within 60 days after March 31, 2026.

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

(2)
Represents (i) 45,527,793 Class B ordinary shares held by Blue Dolphins Venture Inc, a British Virgin Islands company wholly owned by Mr. Li, (ii) 2,367,562 Class A ordinary shares beneficially owned by Mr. Li (including through an entity solely owned and controlled by Mr. Li), (iii) 13,000,000 Class A ordinary shares issuable upon exercise of options held by Mr. Li within 60 days of March 31, 2026, and (iv) an aggregate of 43,182,662 Class A ordinary shares over which Mr. Li has received irrevocable voting proxies from the respective owners of such shares (including certain directors and employees, certain affiliates of our employees, and Garena ESOP Program (PTC) Limited), including 22,367,856 Class A ordinary shares issuable upon exercise of options within 60 days of March 31, 2026 and 1,198,011 Class A ordinary shares issuable upon vesting of restricted share units within 60 days of March 31, 2026.

(3)
Represents (i) 22,399,738 Class A ordinary shares held or beneficially owned by Mr. Ye, and (ii) 3,650,000 Class A ordinary shares issuable upon exercise of options held by Mr. Ye within 60 days of March 31, 2026 and 83,333 Class A Ordinary Shares issuable upon vesting of restricted share units within 60 days from March 31, 2026. With respect to 7,569,918 Class A ordinary shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Mr. Ye.

(4)
Represents (i) 104,225 Class A ordinary shares held or beneficially owned by Mr. Kuok; (ii) 258,216 Class A ordinary shares beneficially owned by Macromind Investments Limited, a British Virgin Islands company (iii) 110,549 Class A ordinary shares held by Velmar Company Limited, a Hong Kong company, (iv) 705,184 Class A ordinary shares held by City Jet Limited, a British Virgin Islands company, (v) 104,616 Class A ordinary shares beneficially owned by Joyce M. Kuok Foundation, a Hong Kong company, (vi) 104,616 Class A ordinary shares beneficially owned by Zheng Ge Ru Foundation, a Hong Kong company, and (vii) 322,000 shares held by Always Best International Limited, a Hong Kong company. Macromind Investments Limited and Velmar Company Limited are wholly-owned subsidiaries of Kerry Group Limited. Mr. Kuok is a director of Kerry Group Limited and has indirect minority interests in these entities. Mr. Kuok may be deemed to have beneficial interests in the shares beneficially owned by these entities. City Jet Limited’s shareholders are Joyce M. Kuok Foundation and Zheng Ge Ru Foundation. As Mr. Kuok is a governor of these two foundations, he may be deemed to have or share investment power which includes the power to dispose, or to direct the disposition of, the shares beneficially owned by City Jet Limited and these two foundations. Always Best International Limited is an investment company of a discretionary trust in which Mr. Kuok is one of the discretionary beneficiaries. Mr. Kuok disclaims beneficial ownership of ordinary shares held or beneficially owned by all of the aforesaid entities for all other purposes. The business address of Kerry Group Limited is 32/F, Kerry Centre, 683 King’s Road, Quarry Bay, Hong Kong. The business address or registered office of all the other aforesaid entities is 31/F, Kerry Centre, 683 King’s Road, Quarry Bay, Hong Kong, except for City Jet Limited whose registered office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Shares beneficially owned by Mr. Kuok do not include the shares issuable upon conversion of US$35 million principal amount of our 2026 convertible notes currently held by Merrywood Investments Limited, a British Virgin Islands company, wholly owned by Kerry Group Limited, as such notes were not convertible according to its terms and conditions within 60 days of March 31, 2026.

(5)
Represents (i) 5,000 Class A ordinary shares held or beneficially owned by Mr. Ma; (ii) 800,000 Class A ordinary shares issuable upon exercise of options held by Mr. Ma within 60 days of March 31, 2026 and 2,500 Class A Ordinary Shares issuable upon vesting of restricted share units within 60 days from March 31, 2026, and (iii) 1,453,392 Class A ordinary shares beneficially owned by a family member of Mr. Ma. With respect to 653,617 Class A ordinary shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Mr. Ma.

(6)
Represents (i) 803,969 Class A ordinary shares held or beneficially owned by Mr. Feng, (ii) 9,400,000 Class A ordinary shares issuable upon exercise of options held by Mr. Feng within 60 days of March 31, 2026, and (iii) 100,000 Class A Ordinary Shares issuable upon vesting of restricted share units within 60 days from March 31, 2026. With respect to all these shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Mr. Feng.

(7)
Represents (i) 2,291,348 Class A ordinary shares held or beneficially owned by Mr. Hou, and (ii) 1,300,000 Class A ordinary shares issuable upon exercise of options held by Mr. Hou within 60 days of March 31, 2026 and 33,333 Class A Ordinary Shares issuable upon vesting of restricted share units within 60 days from March 31, 2026. With respect to 3,207,816 Class A ordinary shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Mr. Hou.

(8)
Represents (i) 1,840,128 Class A ordinary shares held or beneficially owned by Mr. Zhao, and (ii) 2,700,000 Class A ordinary shares issuable upon exercise of options held by Mr. Zhao within 60 days of March 31, 2026. With respect to 3,175,263 Class A ordinary shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Mr. Zhao.

(9)
Represents (i) 1,002,842 Class A ordinary shares held or beneficially owned by Ms. Wang, and (ii) 1,650,000 Class A ordinary shares issuable upon exercise of options held by Ms. Wang within 60 days of March 31, 2026 and 50,000 Class A Ordinary Shares issuable upon vesting of restricted share units within 60 days from March 31, 2026. With respect to 2,602,842 Class A ordinary shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Ms. Wang.

(10)
Represents (i) 9,308,574 Class A ordinary shares held or beneficially owned by Mr. Chen, and (ii) 2,750,000 Class A ordinary shares issuable upon exercise of options held by Mr. Chen within 60 days of March 31, 2026. With respect to 3,901,202 Class A ordinary shares, Forrest Xiaodong Li has been given an irrevocable proxy with regard to all matters that are subject to the vote of shareholders, and such numbers are excluded from the total voting power of Mr. Chen.

(11)
In September 2022, Tencent Holdings Limited and certain other Tencent entities granted an irrevocable voting proxy with respect to all their Class A ordinary shares to our board of directors to vote on matters that are subject to the vote of shareholders of Sea. Such proxy gives our board of directors (duly constituted from time to time) approximately 8.3% of total voting power as of March 31, 2026. The total number of Class A ordinary shares beneficially owned by all directors and executive officers as a group and the voting power of all directors and executive officers as a group have included the shares subject to such proxy.

(12)
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

(13)
Represents 45,527,793 Class B ordinary shares held by Blue Dolphins Venture Inc, a company wholly owned by Forrest Xiaodong Li. The registered address of Blue Dolphins Venture Inc is Kingston Chambers, P.O. Box 173, Road Town, Tortola, British Virgin Islands.

(14)
Based on a Schedule 13G filed with the SEC on February 12, 2025 by Baillie Gifford & Co (“Baillie Gifford”), Baillie Gifford reported sole voting power over 29,574,967 ADSs, each representing one Class A ordinary share, and sole dispositive power over 40,954,549 ADSs. The address of Baillie Gifford is Calton Square 1 Greenside Row Edinburgh EH1 3AN, Scotland, United Kingdom.

(15)	Based on a Schedule 13G filed with the SEC on April 6, 2026 by WCM Investment Management, LLC (“WCM”). The address of WCM is 281 Brooks Street, Laguna Beach, California 92651, U.S.A.

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

As of March 31, 2026, 435,829,498 of our outstanding Class A ordinary shares were held as ADSs by the depositary for our ADS holders. Other than the depositary, we are not aware of any record shareholder being a United States citizen or an entity incorporated in the United States as of March 31, 2026.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

For certain information as of December 31, 2025 concerning the outstanding awards we have granted to our directors and executive officers individually pursuant to our share incentive plan, see “—B. Compensation—Share Incentive Plan.” Other than under the 2009 Plan, there are no arrangements for involving the employees in the capital of the company, including any arrangement that involves the issue or grant of options or shares or securities of the company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

See Note 21 – Related Party Transactions in the accompanying notes to consolidated financial statements included in “Item 17. Financial Statements.”

In December 2025, we entered into a donation agreement with the Football Association of Singapore to donate S$10 million (US$7.8 million) in support of the long-term development of football in Singapore. The donation builds on our long-term support of local football and broader efforts to support communities in Singapore.

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

On October 15, 2024, plaintiffs and the Company participated in a mediation. On February 28, 2025, the Company signed a stipulation of settlement that agreed to settle this class action at US$40 million, subject to final approval by the court. On August 7, 2025, the court issued an order and final judgment approving the class action settlement and dismissing the case with prejudice, which was entered by the clerk of court on September 10, 2025.

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

On December 20, 2024, lead plaintiff and the Company participated in a mediation. On February 3, 2025, the parties executed a settlement term sheet. On March 14, 2025, the parties signed a stipulation of settlement that agreed to settle this class action at US$46 million, subject to final approval by the court. On July 11, 2025, the court issued an order and final judgment approving the class action settlement and dismissing the case with prejudice, which was entered by the clerk of court on the same day.

For risks and uncertainties relating to the pending cases against us, please see “Item 3. Key Information—D. Risk Factors—Business and Operational Related Risks—Other Operational Risks—We may be subject to risks related to litigation and regulatory proceedings.”

Dividend Policy

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most of our available funds and any future earnings to operate and expand our business.

Our board of directors has discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders who will receive payment to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

Dividends

The holders of our ordinary shares are entitled to receive such dividends as may be declared by our board of directors subject to our Ninth Amended and Restated Memorandum and Articles of Association and the Companies Act. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, dividends may be paid only out of profits, which include net earnings and retained earnings undistributed in prior years, and out of share premium. No dividend may be declared and paid unless our directors determine that, immediately after the payment, we will be able to pay our debts as they fall due in the ordinary course of business and we have funds lawfully available for such purpose.

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

Redemption, Repurchase and Surrender of Ordinary Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of our shares (including any redeemable shares) provided that the manner and terms of such purchase have been approved by our board of directors or are otherwise authorized by our Ninth Amended and Restated Memorandum and Articles of Association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

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

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information on the Company—B. Business Overview—Regulation” for exchange control and currency restrictions in Indonesia, Taiwan, Vietnam, Thailand and Malaysia.

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

Goods and Services Tax

The issuance of our ADSs or our ordinary shares is not subject to Singapore goods and services tax (“GST”).

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

This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, any alternative minimum tax or Medicare contribution tax considerations.

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

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest (which may include interest from our non-banking credit business), royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is generally categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own (or are deemed to own), directly, indirectly or constructively, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our VIEs as being owned by us for U.S. federal income tax purposes.

Based on our income and assets, and the value of the ADSs, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended December 31, 2025, and do not anticipate becoming a PFIC for the current taxable year or for the foreseeable future. Nevertheless, because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and assets, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash, our risk of becoming classified as a PFIC may substantially increase. In addition, because we have valued our goodwill based on the market value of the ADSs, a decrease in the market value of the ADSs may also result in us becoming a PFIC.

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

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be obtained from the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements. Our executive officers, directors and principal shareholders are exempt from the short-swing profit recovery provisions and our principal shareholders are additionally exempt from the reporting provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

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

As of December 31, 2025, we had cash, cash equivalents and restricted cash of US$6.4 billion. We had U.S. dollar-denominated cash, cash equivalents and restricted cash of US$2.4 billion, Thai baht-denominated cash, cash equivalents and restricted cash of US$674.9 million, Singapore dollar-denominated cash, cash equivalents and restricted cash of US$576.1 million, Vietnamese dong-denominated cash, cash equivalents and restricted cash of US$536.1 million, and cash, cash equivalents and restricted cash denominated in other currencies of US$2.2 billion. If the U.S. dollar had strengthened or weakened by 100 basis points against Thai baht, our cash, cash equivalents and restricted cash would have decreased or increased by US$6.7 million. If the U.S. dollar had strengthened or weakened by 100 basis points against Singapore dollar, our cash, cash equivalents and restricted cash would have decreased or increased by US$5.8 million. If the U.S. dollar had strengthened or weakened by 100 basis points against Vietnamese dong, our cash, cash equivalents and restricted cash would have decreased or increased by US$5.4 million. If the U.S. dollar had strengthened or weakened by 100 basis points against each of the other currencies in which we held cash, cash equivalents and restricted cash, our cash, cash equivalents and restricted cash would have decreased or increased by US$22.3 million.

Credit Risk

We are exposed to credit risk from our operating activities (primarily from trade and other receivables) and from our investing activities, including loans receivable, time deposits with banks and financial institutions, sovereign bonds and corporate bonds, and other financial instruments. Our objective is to seek continual revenue growth while minimizing losses incurred due to increased credit risk exposure. Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, other receivables, loans receivable, held to maturity investments, available-for-sale investments, and amounts due from related parties. As of December 31, 2025, substantially all of our cash and cash equivalents, restricted cash and time deposits were held at major financial institutions in their respective locations. We believe that these financial institutions are of high credit quality and continually monitor the credit worthiness of these financial institutions. Investments in sovereign bonds are backed by the government while investments in corporate bonds are substantially investment grade. For our consumer and SME credit loans, we generally do not require collateral on these balances where the size of the individual loan receivable is relatively small. As of December 31, 2025, no single loan customer’s balance accounted for more than 5% of net loans receivable.

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

Persons depositing or withdrawing shares or holders of ADSs must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion thereof)
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancelation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$.05 (or less) per ADS (or portion thereof)	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$.05 (or less) per ADS (or portion thereof) per annum	Depositary services

Persons depositing or withdrawing shares or holders of ADSs must pay:	For:

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

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

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2025. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls, and procedure are designed to provide reasonable assurance of achieving their objectives. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025.

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

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025. In making this assessment, management used the criteria set forth in the “Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework).”

Based on the results of this assessment and on those criteria, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the company’s internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report.

Changes in Internal Controls over Financial Reporting

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

ITEM16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	For the Year Ended December 31,
	2024	2025
	(US$ thousands)
Audit fees(1)	5,500	6,028
Tax fees(2)	125	175
Audit-related fees(3)	233	221
Other fees(4)	34	235

(1)
“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements. This category also included professional services rendered by our independent registered public accounting firm for statutory audits required by non-U.S. jurisdictions. In 2025, the audit refers to financial audit and audit pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

(2)	“Tax fees” means the aggregate fees billed for the tax services provided with respect to tax consulting and tax audit assistance.

(3)
“Audit-related fees” means the aggregate fees billed in each fiscal year listed for professional services rendered by our principal auditors related to the audit of our financial statements that are not reported under “audit fees.”

(4)	“Other fees” means the aggregate fees billed for transaction advisory services with respect to the cybersecurity assessment and review of our sustainability report and data protection policies.

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

On November 17, 2025, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1 billion worth of our ADS, each representing one Class A ordinary share. The table below summarizes our repurchases during the year ended December 31, 2025.

Period	Total number of shares purchased (1)	Average price paid per share (US$)	Total number of shares purchased under the share repurchase program	Approximate dollar value of shares that may yet be purchased under the share repurchase program (US$)

January 2025 (from January 1, 2025 to January 31, 2025)	—	—	—	—
February 2025 (from February 1, 2025 to February 28, 2025)	—	—	—	—
March 2025 (from March 1, 2025 to March 31, 2025)	—	—	—	—
April 2025 (from April 1, 2025 to April 30, 2025)	—	—	—	—
May 2025

(from May 1, 2025 to May 31, 2025)	—	—	—	—

June 2025 (from June 1, 2025 to June 30, 2025)	—	—	—	—
July 2025 (from July 1, 2025 to July 31, 2025)	—	—	—	—
August 2025 (from August 1, 2025 to August 31, 2025)	—	—	—	—
September 2025 (from September 1, 2025 to September 30, 2025)	—	—	—	—
October 2025 (from October 1, 2025 to October 31, 2025)	—	—	—	—
November 2025 (from November 1, 2025 to November 30, 2025)	—	—	—	—
December 2025 (from December 3, 2025 to December 31, 2025)	116,234	124.97	116,234	985 million

Total	116,234	124.97	116,234	985 million

(1)          Under the share repurchase program announced on November 17, 2025 under which we may repurchase up to US$1 billion of our ADS. The timing and amount of any share repurchases under the authorization will be determined based on market conditions and other considerations, and may be made through a variety of methods, including open market purchases, privately negotiated transactions, block trades, derivative transactions, trading plans meeting the requirements of Rule 10b5-1 and Rule 10b-18 under the Exchange Act, or any combination of such methods.

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

Section 303A.08 of the New York Stock Exchange Listed Company Manual requires a listed company to give shareholders an opportunity to vote on all equity-compensation plans and material revisions thereto. We are a Cayman Islands company, and there are no shareholder approval requirements for such matters. Pursuant to the exemption granted to foreign private issuers under Section 303A.00 of the New York Stock Exchange Listed Company Manual, we have followed our home country practice in lieu of the requirements of Sections 303A.08. In November 2017 and February 2018, we obtained approvals from our board of directors to increase the maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2009 Plan. In April 2022, our board of directors approved the amendment and restatement of the 2009 Plan to increase the maximum aggregate number of shares available under the 2009 Plan, pursuant to which on January 1 of each of 2023, 2024, 2025 and 2026, the maximum aggregate number of ordinary shares which may be issued under the 2009 Plan will increase by 3% of the total number of ordinary shares of all classes of the company outstanding on that day immediately before the increase. For additional information, see “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Section 303A.01 of the New York Stock Exchange Listed Company Manual requires a listed company to have a majority of independent directors. We follow home country practice under the Companies Act of the Cayman Islands which does not require us to have a majority of independent directors.

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

As of the date of this report, we are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. Although we have invested in the protection of our data and information technology, and monitor our systems on an ongoing basis, there can be no assurance that such efforts will be successful in preventing our information technology systems from being compromised or otherwise protecting us completely from security breaches or incidents. For additional information please see the section titled “Risk Factors,” in this Annual Report on Form 20-F, including the section titled “Risk Factors – Business or Operational Related Risks – Risks Across Multiple Businesses – We may be liable for security breaches and attacks against our or our third-party partners’ platforms and networks, particularly with regard to confidential user information and personal or other data or any other privacy or data protection compliance issue, and our platforms and games may contain unforeseen “bugs”, vulnerabilities or errors.”
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

4.7
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

11.2	Insider Trading Policy of Sea Limited (incorporated by reference to Exhibit 11.2 from our annual report on Form 20-F filed with the SEC on April 17, 2025)

12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Maples and Calder (Hong Kong) LLP

15.3*	Consent of LCS & Partners

15.4*	Consent of Kudun and Partners Company Limited

15.5*	Consent of Rajah & Tann Singapore LLP

97.1	Clawback Policy of Sea Limited (incorporated by reference to Exhibit 97.1 from our annual report on Form 20-F filed with the SEC on April 26, 2024)

Exhibit Number	Description of Document

101.INS	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Exhibit 101 Inline XBRL document)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

†	Confidential treatment has been granted by the U.S. Securities and Exchange Commission with respect to portions of the exhibit that have been redacted.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sea Limited

	By:	/s/ Forrest Xiaodong Li
	Name:	Forrest Xiaodong Li
	Title:	Chairman and Chief Executive Officer
Date: April 17, 2026

SEA LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sea Limited (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, cash flows, and shareholders’ equity for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 17, 2026 expressed an unqualified opinion thereon.

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

Recognition of Digital Entertainment (Garena) Revenue

Description of the Matter
For the year ended December 31, 2025, the Company’s revenue arising from Digital Entertainment (Garena) was $2,408.8 million.

As outlined in Note 2(q) of the consolidated financial statements, Garena revenue is recognized over the performance obligation period. The Company has determined that an implied obligation exists to the paying users to continue providing hosting services and access to the purchased in-game items within the online games over an estimated performance obligation period. Such performance obligation period is largely determined in accordance with the estimated average lifespan of the paying users.

Auditing the Garena revenue recognition process was complex and involved judgment to determine the historical paying users’ inactive rate and playing behavior, in estimating the average lifespan of the paying users. In addition, the Company utilized various operating systems to process user data and transactions and relies on automated processes and controls over the completeness and accuracy of the historical user and game data, which were key inputs to the above-mentioned estimates.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company’s Garena revenue recognition process. For example, we tested the automated controls of the related operating systems. We also tested the effectiveness of management’s review controls over assessing the completeness and accuracy of the historical user and game data and the appropriateness of the judgments regarding the most relevant historical user and game data to be applied in their estimates.

To test the recognition of Garena revenue, our audit procedures included, among others, testing the completeness and accuracy of the above-mentioned underlying historical user and game data and assessing the reasonableness of the historical data applied in estimating the average lifespan of the paying users. We also recalculated the amount of revenue to be deferred based on management’s estimated performance obligation periods and compared those amounts with the amounts recorded by the Company.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited

Critical Audit Matters (continued)

Allowance for current expected credit losses (CECL) on Consumer and Small Medium sized Enterprises (SME) loans receivable

Description of the Matter
For the year ended December 31, 2025, the Company’s allowances for current expected credit losses (CECL) on Consumer and Small Medium sized Enterprises (SME) loans receivable was $821.9 million.

As outlined in Note 2(h) to the consolidated financial statements, the allowance for CECL on Consumer and SME loans receivable is calculated for the portfolio of loans segmented by factors such as geographic region and products that are considered to have similar credit characteristics and risk of loss. The Company primarily utilizes the transition matrix method that takes into account expected future delinquency rate to estimate the likelihood that a loan will default over a given period of time, net of any estimated recoveries. The model utilises information that is available at the reporting date about past events such as historical lifetime credit loss experience, current conditions and macro-economic forecasts considering probability weighted economic scenarios. The Company considers various macro-economic forecasts for each country it operates in.

Auditing management’s estimate of CECL involved subjectivity in management’s application of key assumptions in developing and probability weighting economic scenarios, where the audit effort involved the use of professionals with specialized skill and knowledge.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company’s internal controls over the CECL estimation process for Consumer and SME loans receivable. This included testing the control over management’s review of key assumptions used in developing and probability weighting economic scenarios used to calculate the CECL estimate.

Our audit procedures included, among others, evaluating the reasonableness of key assumptions used in developing and probability weighting economic scenarios. We performed sensitivity analyses to evaluate the effect of potential changes in assumptions that were most significant to the estimate. We also involved internal specialists to assist in evaluating the estimation approach, including performing independent recalculations of loss rates estimates taking into consideration management’s assumptions.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2010.

Singapore
April 17, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Sea Limited

Opinion on Internal Control Over Financial Reporting

We have audited Sea Limited’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Sea Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, cash flows, and shareholders’ equity for each of the three years in the period ended December 31, 2025, and the related notes and our report dated April 17, 2026 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP

Singapore
April 17, 2026

SEA LIMITED

CONSOLIDATED BALANCE SHEETS
(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,
	Note	2024 $	2025 $
ASSETS
Current assets
Cash and cash equivalents		2,405,153	4,158,920
Restricted cash (including restricted cash of the Consolidated VIEs that can only be used to settle the obligations of those Consolidated VIEs of $43,127 and $111,623 as of December 31, 2024 and 2025, respectively)		1,655,171	2,216,733
Accounts receivable, net of allowance for credit losses of $5,089 and $3,354 as of December 31, 2024 and 2025, respectively		306,657	378,047
Prepaid expenses and other assets (including prepaid expenses and other assets of the Consolidated VIEs that can only be used to settle the obligations of those Consolidated VIEs of $37 and $603 as of December 31, 2024 and 2025, respectively)	5	1,661,373	1,979,004
Loans receivable, net of allowance for credit losses of $443,555 and $812,760 as of December 31, 2024 and 2025, respectively (including loans receivable, net of allowance for credit losses of the Consolidated VIEs that can only be used to settle the obligations of those Consolidated VIEs of $426,995 and $952,522 as of December 31, 2024 and 2025, respectively)	6	4,052,215	7,405,741
Inventories, net		143,246	222,578
Short-term investments	7	6,215,423	6,413,261
Amounts due from related parties		418,430	475,211
Total current assets		16,857,668	23,249,495

Non-current assets
Property and equipment, net	8	1,097,699	1,306,837
Operating lease right-of-use assets, net	9	1,054,785	1,425,198
Intangible assets, net	10	27,310	12,210
Long-term investments	7	2,694,305	1,888,829
Prepaid expenses and other assets (including prepaid expenses and other assets of the Consolidated VIEs that can only be used to settle the obligations of those Consolidated VIEs of $1,562 and nil as of December 31, 2024 and 2025, respectively)	5	138,839	185,643
Loans receivable, net of allowance for credit losses of $5,780 and $29,212 as of December 31, 2024 and 2025, respectively	6	108,594	558,336
Restricted cash		21,261	43,814
Deferred tax assets	19	517,383	596,155
Goodwill	4	107,625	104,462
Total non-current assets		5,767,801	6,121,484
Total assets		22,625,469	29,370,979

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,
	Note	2024 $	2025 $

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable (including accounts payable of the Consolidated VIEs without recourse to the primary beneficiaries of $4,768 and $4,904 as of December 31, 2024 and 2025, respectively)		350,021	467,807
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $144,286 and $250,743 as of December 31, 2024 and 2025, respectively)	11	2,380,371	3,156,750
Deposits payable		2,711,693	3,798,250
Escrow payables and advances from customers (including escrow payables and advances from customers of the Consolidated VIEs without recourse to the primary beneficiaries of $18,487 and $25,030 as of December 31, 2024 and 2025, respectively)		2,498,094	3,096,764
Amounts due to related parties (including amounts due to related parties of the Consolidated VIEs without recourse to the primary beneficiaries of $6 and $70 as of December 31, 2024 and 2025, respectively)		255,896	273,149
Borrowings (including borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of $50,000 and $166,271 as of December 31, 2024 and 2025, respectively)	12	130,615	283,181
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of $10,544 and $15,124 as of December 31, 2024 and 2025, respectively)	9	300,274	368,115
Convertible notes	13	1,147,984	1,050,071
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $196,369 and $270,130 as of December 31, 2024 and 2025, respectively)		1,405,785	1,967,678
Income tax payable (including income tax payable of the Consolidated VIEs without recourse to the primary beneficiaries of $2,773 and $3,895 as of December 31, 2024 and 2025, respectively)		115,419	218,785
Total current liabilities		11,296,152	14,680,550

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”))

		As of December 31,
	Note	2024 $	2025 $
Non-current liabilities
Accrued expenses and other payables (including accrued expenses and other payables of the Consolidated VIEs without recourse to the primary beneficiaries of $9,515 and $10,641 as of December 31, 2024 and 2025, respectively)	11	71,678	108,300
Borrowings (including borrowings of the Consolidated VIEs without recourse to the primary beneficiaries of $249,474 and $510,396 as of December 31, 2024 and 2025, respectively)	12	249,474	510,396
Operating lease liabilities (including operating lease liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of $51,542 and $85,866 as of December 31, 2024 and 2025, respectively)	9	803,502	1,118,682
Deferred revenue (including deferred revenue of the Consolidated VIEs without recourse to the primary beneficiaries of $12,226 and $17,736 as of December 31, 2024 and 2025, respectively)		109,895	129,513
Convertible notes	13	1,478,784	–
Deferred tax liabilities (including deferred tax liabilities of the Consolidated VIEs without recourse to the primary beneficiaries of nil and $90 as of December 31, 2024 and 2025, respectively)	19	408	39,510
Unrecognized tax benefits	19	138,000	135,700
Total non-current liabilities		2,851,741	2,042,101
Total liabilities		14,147,893	16,722,651
Commitments and contingencies	24

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED BALANCE SHEETS (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and par value)

		As of December 31,
	Note	2024 $	2025 $
Shareholders’ equity
Class A Ordinary shares (par value of US$0.0005 per share; authorized: 14,800,000,000 and 14,800,000,000 shares as of December 31, 2024 and 2025, respectively; issued: 545,345,184 and 566,452,058 shares as of December 31, 2024 and 2025, respectively; outstanding: 543,584,213 and 565,506,375 shares as of December 31, 2024 and 2025, respectively)	15	272	283
Class B Ordinary shares (par value of US$0.0005 per share; authorized: 200,000,000 and 200,000,000 shares as of December 31, 2024 and 2025, respectively; issued and outstanding: 45,527,793 and 45,527,793 shares as of December 31, 2024 and 2025, respectively)	15	23	23
Treasury stock	16	–	(14,527)
Additional paid-in capital		16,703,192	19,105,403
Accumulated other comprehensive loss	17	(193,148)	(4,824)
Statutory reserves	18	17,260	17,553
Accumulated deficit		(8,155,264)	(6,577,408)
Total Sea Limited shareholders’ equity		8,372,335	12,526,503
Non-controlling interests		105,241	121,825
Total shareholders’ equity		8,477,576	12,648,328
Total liabilities and shareholders’ equity		22,625,469	29,370,979

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts expressed in thousands of US dollars (“$”))

		Year ended December 31,
	Note	2023 $	2024 $	2025 $
Revenue
Service revenue		11,942,385	15,261,263	20,913,061
Sales of goods		1,121,175	1,558,603	2,025,408
Total revenue		13,063,560	16,819,866	22,938,469

Cost of revenue
Cost of service		(6,202,524)	(8,164,387)	(10,812,039)
Cost of goods sold		(1,027,389)	(1,450,391)	(1,882,693)
Total cost of revenue		(7,229,913)	(9,614,778)	(12,694,732)
Gross profit		5,833,647	7,205,088	10,243,737

Operating income (expenses)
Other operating income		221,021	180,443	121,328
Sales and marketing expenses		(2,779,223)	(3,472,686)	(4,492,203)
General and administrative expenses		(1,134,724)	(1,267,706)	(1,357,791)
Provision for credit losses		(633,942)	(776,937)	(1,372,616)
Research and development expenses		(1,164,126)	(1,206,050)	(1,157,149)
Impairment of goodwill		(117,875)	–	–
Total operating expenses		(5,608,869)	(6,542,936)	(8,258,431)

Operating income		224,778	662,152	1,985,306
Interest income		331,310	365,817	331,072
Interest expense		(41,075)	(38,341)	(33,610)
Net investment loss		(125,656)	(250,220)	(43,443)
Gain on debt extinguishment		38,550	42,621	21,017
Foreign exchange gain (loss)		4,487	(3,246)	20,517
Income before income tax and share of results of equity investees		432,394	778,783	2,280,859
Income tax expense	19	(262,680)	(321,168)	(651,081)
Share of results of equity investees		(7,032)	(9,788)	(18,884)
Net income		162,682	447,827	1,610,894

Net income attributable to non-controlling interests		(11,956)	(3,506)	(32,745)
Net income attributable to Sea Limited’s ordinary shareholders		150,726	444,321	1,578,149

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

		Year ended December 31,
	Note	2023 $	2024 $	2025 $
Earnings per share:
Basic	20	0.27	0.77	2.65
Diluted	20	0.25	0.74	2.52
Weighted average shares used in earnings per share computation:
Basic	20	566,612,815	574,966,327	595,023,879
Diluted	20	594,405,604	604,713,980	638,227,141

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2023 $	2024 $	2025 $

Net income	162,682	447,827	1,610,894

Other comprehensive (loss) income, net of tax
Change in foreign currency translation adjustment	(695)	(85,548)	170,852
Available-for-sale investments:
Change in unrealized gain (loss)	5,067	(2,628)	14,717
Reclassification adjustment to net income (loss)	148	(1,194)	1,611
Total other comprehensive income (loss), net of tax	4,520	(89,370)	187,180

Total comprehensive (income) loss attributable to non-controlling interests	(13,261)	716	(31,601)
Total comprehensive income attributable to Sea Limited’s ordinary shareholders	153,941	359,173	1,766,473

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2023 $	2024 $	2025 $

Cash flows from operating activities
Net income	162,682	447,827	1,610,894
Adjustments to reconcile net income to net cash generated from operating activities:
Amortization of debt issuance costs of convertible notes	6,034	5,075	4,036
Amortization of premium on debt securities	(50,404)	(108,953)	(109,877)
Deferred income taxes	(94,551)	(193,361)	(14,461)
Depreciation and amortization	440,845	389,673	372,171
Gain on debt extinguishment	(38,550)	(42,621)	(21,017)
Impairment of goodwill	117,875	–	–
Net foreign exchange differences	3,814	(30,775)	4,174
Net investment loss	135,932	262,490	67,960
Provision for credit losses	633,942	776,937	1,372,616
Share-based compensation	685,030	715,839	624,995
Share of results of equity investees	7,032	9,788	18,884
Unrecognized tax benefits	6,000	131,893	(2,300)
Others	8,898	5,370	(8,151)
Change in assets and liabilities:
Accounts receivable	7,516	(48,973)	(70,749)
Prepaid expenses and other assets	(344,845)	(39,411)	(603,611)
Inventories	(14,838)	(26,292)	(68,630)
Amounts due from related parties	(274,482)	(150,400)	(59,079)
Operating lease right-of-use assets	(47,543)	(87,387)	(333,723)
Accounts payable	81,381	28,161	106,049
Accrued expenses and other payables	455,088	522,785	650,148
Escrow payables and advances from customers	396,757	467,424	474,359
Amounts due to related parties	35,164	(13,303)	5,832
Operating lease liabilities	42,473	74,608	333,070
Deferred revenue	(325,160)	281,899	576,100
Income tax payable	43,598	(100,873)	94,833
Net cash generated from operating activities	2,079,688	3,277,420	5,024,523

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2023 $	2024 $	2025 $

Cash flows from investing activities
Purchase of property and equipment	(241,605)	(318,153)	(513,809)
Purchase of intangible assets and capitalized software costs	(16,656)	(3,440)	(10,690)
Proceeds from disposal of long-lived assets	61,873	6,238	2,805
Purchase of investments	(8,319,757)	(9,661,521)	(12,584,741)
Proceeds from sale and maturity of investments	3,521,187	7,385,049	13,370,702
Distributions from investments	912	964	3,326
Effect on cash from deconsolidation of subsidiaries	(43,785)	(229)	(8)
Change in securities purchased under agreements to resell	233,219	82,537	30,995
Change in loans receivable	(999,850)	(2,532,291)	(4,707,248)
Net cash used in investing activities	(5,804,462)	(5,040,846)	(4,408,668)

Cash flows from financing activities
Repayment of bank borrowings and finance lease obligations	(54,407)	(8,628)	(9,817)
Capital contributed by non-controlling interest	1,336	–	–
Transactions with non-controlling interests	–	(9,945)	(17,825)
Payments for redemption, exchange, conversion and repurchase of convertible notes	(204,625)	(285,194)	(410,305)
Proceeds from issuance of ordinary shares, net	10,643	146,081	56,825
Change in deposits payable	389,276	1,292,099	1,051,423
Proceeds from borrowings under securitization transactions	119,687	185,215	478,286
Repayment of borrowings under securitization transactions	–	–	(124,793)
Proceeds from (repayments of) secured borrowings, net	104,101	(64,156)	31,055
Settlement of Capped Calls	–	429,021	582,361
Repurchase of ordinary shares	–	–	(14,027)
Net cash generated from financing activities	366,011	1,684,493	1,623,183

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(7,964)	(83,139)	98,844
Net (decrease) increase in cash, cash equivalents and restricted cash	(3,366,727)	(162,072)	2,337,882
Cash, cash equivalents and restricted cash at beginning of the year	7,610,384	4,243,657	4,081,585
Cash, cash equivalents and restricted cash at end of the year	4,243,657	4,081,585	6,419,467

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
(Amounts expressed in thousands of US dollars (“$”))

	Year ended December 31,
	2023 $	2024 $	2025 $

Supplement disclosures of cash flow information
Income taxes paid	(318,924)	(515,323)	(591,148)
Interest paid	(119,471)	(144,700)	(170,151)

Supplement disclosures of non-cash activities
Change in accrued expenses and other payables related to purchase of property and equipment	6,482	4,730	7,547
Change in accrued expenses and other payables related to purchase of intangible assets	(4,049)	6,200	(5,919)
Conversion and exchange of convertible notes into ordinary shares	(31,297)	(152,040)	(1,149,411)
Change in accrued expenses and other payables related to purchase of investments	–	87,714	59,172

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		$	$	$	$	$	$	$	$

Balance as of January 1, 2023	564,758,842	281	14,559,690	(111,215)	12,490	(8,745,541)	5,715,705	95,119	5,810,824

Net income for the year	–	–	–	–	–	150,726	150,726	11,956	162,682
Other comprehensive income	–	–	–	3,215	–	–	3,215	1,305	4,520
Appropriation of statutory reserves	–	–	–	–	4,491	(4,491)	–	–	–
Conversion of convertible notes into Class A ordinary shares	1,581,165	1	31,296	–	–	–	31,297	–	31,297
Capital contributed by non-controlling interest	–	–	–	–	–	–	–	1,336	1,336
Deconsolidation of a subsidiary	–	–	(1,352)	–	–	–	(1,352)	(5,961)	(7,313)
Shares issued to depositary bank	6,000,000	–	–	–	–	–	–	–	–
Exercise of share options	1,603,859	1	10,642	–	–	–	10,643	–	10,643
Restricted share awards and restricted share units issued	4,101,762	2	(2)	–	–	–	–	–	–
Share-based compensation	–	–	683,596	–	–	–	683,596	–	683,596
Settlement of share incentives with shares held by depositary bank	(5,705,621)	–	–	–	–	–	–	–	–
Balance as of December 31, 2023	572,340,007	285	15,283,870	(108,000)	16,981	(8,599,306)	6,593,830	103,755	6,697,585

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	No of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive loss	Statutory reserves	Accumulated deficit	Total Sea Limited shareholders’ equity	Non- controlling interests	Total shareholders’ equity
		$	$	$	$	$	$	$	$

Balance as of January 1, 2024	572,340,007	285	15,283,870	(108,000)	16,981	(8,599,306)	6,593,830	103,755	6,697,585

Net income for the year	–	–	–	–	–	444,321	444,321	3,506	447,827
Other comprehensive loss	–	–	–	(85,148)	–	–	(85,148)	(4,222)	(89,370)
Appropriation of statutory reserves	–	–	–	–	279	(279)	–	–	–
Transaction with non-controlling interest	–	–	(12,147)	–	–	–	(12,147)	2,202	(9,945)
Conversion of convertible notes into Class A ordinary shares	3,032,970	2	152,038	–	–	–	152,040	–	152,040
Shares issued to depositary bank	15,500,000	–	–	–	–	–	–	–	–
Exercise of share options	10,147,180	5	146,076	–	–	–	146,081	–	146,081
Restricted share awards and restricted share units issued	6,133,506	3	(3)	–	–	–	–	–	–
Share-based compensation	–	–	704,337	–	–	–	704,337	–	704,337
Settlement of share incentives with shares held by depositary bank	(16,280,686)	–	–	–	–	–	–	–	–
Settlement of Capped Calls	–	–	429,021	–	–	–	429,021	–	429,021
Balance as of December 31, 2024	590,872,977	295	16,703,192	(193,148)	17,260	(8,155,264)	8,372,335	105,241	8,477,576

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (continued)
(Amounts expressed in thousands of US dollars (“$”) except for number of shares)

	Ordinary shares		Treasury stock		Additional paid-in capital	Accumulated other comprehensive loss	Statutory reserves	Accumulated deficit	Total Sea Limited shareholder’s equity	Non-controlling interests	Total shareholders’ equity
	Number of shares	$	Number of shares	$	$	$	$	$	$	$	$

Balance as of January 1, 2025	590,872,977	295	–	–	16,703,192	(193,148)	17,260	(8,155,264)	8,372,335	105,241	8,477,576

Net income for the year	–	–	–	–	–	–	–	1,578,149	1,578,149	32,745	1,610,894
Other comprehensive income	–	–	–	–	–	188,324	–	–	188,324	(1,144)	187,180
Appropriation of statutory reserves	–	–	–	–	–	–	293	(293)	–	–	–
Transaction with non-controlling interest	–	–	–	–	(2,808)	–	–	–	(2,808)	(15,017)	(17,825)
Conversion of convertible notes into Class A ordinary shares	12,706,874	6	–	–	1,149,405	–	–	–	1,149,411	–	1,149,411
Shares issued to depositary bank	8,400,000	–	–	–	–	–	–	–	–	–	–
Exercise of share options	3,822,390	2	–	–	56,823	–	–	–	56,825	–	56,825
Restricted share awards and restricted share units issued	5,509,132	3	–	–	(3)	–	–	–	–	–	–
Share-based compensation	–	–	–	–	616,433	–	–	–	616,433	–	616,433
Settlement of share incentives with shares held by depositary bank	(9,331,522)	–	–	–	–	–	–	–	–	–	–
Settlement of Capped Calls	–	–	–	–	582,361	–	–	–	582,361	–	582,361
Repurchase of ordinary shares	(116,234)	–	116,234	(14,527)	–	–	–	–	(14,527)	–	(14,527)
Balance as of December 31, 2025	611,863,617	306	116,234	(14,527)	19,105,403	(4,824)	17,553	(6,577,408)	12,526,503	121,825	12,648,328

The accompanying notes are an integral part of these consolidated financial statements.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION

Sea Limited (the “Company”) is a limited liability company incorporated in the Cayman Islands on May 8, 2009 and conducts its business primarily through its subsidiaries and variable interest entities (“VIEs”) in markets including Southeast Asia, Taiwan and Latin America. The Company is principally engaged in the e-commerce (Shopee), digital financial services (Monee, formerly known as SeaMoney) and digital entertainment (Garena) businesses.

(a)	As of December 31, 2025, principal subsidiaries of the Company consist of the following entities:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of ownership by the Company		Principal activities
			2024	2025

Garena Online Private Limited (“Garena Online”)	May 8, 2009	Singapore	100	100	Game operations and software development

Shopee Limited	January 16, 2015	Cayman Islands	100	100	Investment holding company

Shopee Singapore Private Limited	February 5, 2015	Singapore	100	100	Online platform

PT Shopee International Indonesia	August 5, 2015	Indonesia	100	100	Online platform

SHPS Technology and Services Ltda.	November 25, 2019	Brazil	100	100	Online platform

Sea Services Limited (formerly known as Sea Capital Limited)	January 30, 2020	Cayman Islands	100	100	Investment holding company

Sea Services Holdings Limited (formerly known as SEA Capital C1 Holdings Limited)	June 30, 2021	Cayman Islands	100	100	Investment holding company

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(b)	VIE structure

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

The following tables represent the financial information of the VIEs whom the Company does not have majority voting interest as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 before eliminating the intercompany balances and transactions between the VIEs and other entities within the group:

	As of December 31,
	2024	2025
	$	$
ASSETS
Current assets
Cash and cash equivalents	61,362	75,074
Restricted cash	37,729	116,404
Loans receivable, net	426,171	952,522
Amounts due from intercompanies(1)	275,715	511,848
Others	86,981	150,025
Total current assets	887,958	1,805,873

Non-current assets
Property and equipment, net	88,964	125,619
Deferred tax assets	39,967	62,008
Others	71,287	122,985
Total non-current assets	200,218	310,612
Total assets	1,088,176	2,116,485

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

1.	ORGANIZATION (continued)

(c)	VIE disclosures (continued)

	As of December 31,
	2024	2025
	$	$

LIABILITIES
Current liabilities
Accrued expenses and other payables	140,883	242,572
Deferred revenue	196,369	270,130
Borrowings	50,000	166,271
Amounts due to intercompanies(1)	158,139	362,981
Others	18,829	27,222
Total current liabilities	564,220	1,069,176

Non-current liabilities
Deferred revenue	12,226	17,736
Amounts due to intercompanies(1)	207,855	400,442
Borrowings	249,474	510,396
Others	65,596	98,120
Total non-current liabilities	535,151	1,026,694
Total liabilities	1,099,371	2,095,870

(1)
Amounts due from or to intercompanies consist of intercompany receivables or payables to the other companies within the group arising from intercompany transactions and funds advanced for working capital purpose.

	Year ended December 31,
	2023	2024	2025
	$	$	$
Revenue
- Third-party customers	551,978	613,102	786,976
- Intercompanies	248,637	373,962	647,456
Net income (loss)	40,776	(14,011)	44,773

	Year ended December 31,
	2023	2024	2025
	$	$	$
Net cash (used in) generated from operating activities	(21,369)	(54,917)	65,696
Net cash used in investing activities	(189,617)	(319,262)	(587,274)
Net cash generated from financing activities	232,420	338,806	610,808

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

(b)	Principles of consolidation

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

Restricted cash mainly comprises monies received held in escrow in connection with the Company’s e-commerce (Shopee) business and mobile wallet in connection with the Company’s digital financial services (Monee) business that are restricted and not available for the Company’s use.

(g)	Accounts receivable and allowance for credit losses

Accounts receivable are measured at amortized cost. The Company evaluates accounts receivable to determine a current estimate of expected credit losses based on historical experience and future expectations and record an allowance for credit losses. Accounts receivable are written off when they are deemed uncollectible, and are charged against the allowance for credit losses.

(h)	Loans receivable and allowance for credit losses

Loans receivable are measured at amortized cost, which includes net unamortized deferred origination fees and costs. Loans principal and interest receivables are placed on non-accrual status when payments are 90 days past due contractually. When a loan principal and interest receivable are placed on non-accrual status, interest accrual ceases. If the loan is non-accrual, the cost recovery method is used and cash collected is applied to first reduce the carrying value of the loan. Otherwise, interest income may be recognized to the extent cash is received. Loans principal and interest receivables may be returned to accrual status when all of the borrower’s delinquent balances of loans principal and interest have been settled and the borrower continues to perform in accordance with the loan terms.

The Company identifies portfolio segments by factors such as geographic region and products that are considered to have similar credit characteristics and risk of loss. The allowance for credit losses is computed based on its historical lifetime credit loss experience, adjusted for current conditions and forward-looking factors specific to the receivable and economic environment. The Company utilizes models such as transition matrix method based on roll rates and expected future delinquency rate to estimate the likelihood that a loan will default over a given period of time, net of any estimated recoveries. These models utilize information that is available at the reporting date about past events, current conditions and macro-economic forecasts considering probability weighted economic scenarios. The macro-economic forecast varies by countries and include factors such as unemployment rates, gross domestic product and consumer price indices.

Loans receivable are written off when they are deemed uncollectible. Write-offs are charged against the allowance for credit losses.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Inventories

Inventories which comprise mainly merchandise products sold through the Company’s e-commerce (Shopee) business platform are valued at the lower of cost and net realizable value.

Costs incurred in bringing each product to its present location and condition are accounted at purchase cost on first-in-first-out basis.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

(j)	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and/or accumulated impairment losses, if any.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

- Computers	3 to 5 years
- Office equipment, furniture and fittings	3 to 14 years
- Leasehold improvements	Over the shorter of lease term or the estimated useful lives of the assets
- Transportation assets	4 to 10 years
- Warehouse equipment	3 to 10 years
- Land use right	Over the land use term
- Building	6 to 20 years

Freehold land has unlimited useful life and therefore is not depreciated. The useful lives and methods of depreciation of property and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

Repair and maintenance costs are charged to expense as incurred, whereas the costs of betterments that extend the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sale and disposals of assets are recorded by removing the cost and accumulated depreciation with any resulting gain or loss included in earnings.

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

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries and Consolidated VIEs. During the measurement period, which does not exceed one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding adjustment to goodwill. Upon conclusion of the measurement period, any adjustments are recorded in earnings.

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

(l)	Intangible assets

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

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Intangible assets (continued)

Intangible assets with finite useful lives are amortized over the estimated economic lives of the intangible assets as follows:

- Licensing fee	Over the shorter of licensing period or the estimated useful lives of the intangible assets
- IP right	1 to 6 years
- Trademarks	10 years
- Software	3 to 7 years
- Customer relationships	3 to 8 years

The useful lives and methods of amortization of intangible assets are reviewed at each financial year end and adjusted prospectively, if appropriate.

(m)	Investments

The Company’s investments consist of available-for-sale investments, held-to-maturity investments, equity security investments, and equity method investments.

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

Credit losses related to available-for-sale investments are recorded through an allowance for credit losses. The Company compares the present value of cash flows expected to be collected from the investment with the amortized cost basis of the security to determine if a credit loss exists. If the present value of cash flows expected to be collected is less than the amortized cost basis of the investment, a credit loss exists and an allowance for credit losses is recorded for the credit loss, limited by the amount that the fair value is less than amortized cost basis. An available-for-sale investment is written off in the period the investment is deemed uncollectible. The Company has the ability and intent to hold these investments with unrealized losses for a reasonable period of time sufficient for the recovery of their amortized cost bases.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)	Investments (continued)

In accordance with ASC 321, Investments – Equity Securities, for investments in an investee over which the Company does not have significant influence, the Company carries the investments at fair value with unrealized gains and losses included in earnings. In accordance with ASC 820, Fair Value Measurements, for investments that do not have readily determinable fair value, the Company has elected to measure its equity security investments at net asset value (or its equivalent), if it qualifies for the NAV practical expedient or at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same investee (“measurement alternative”). The Company’s management regularly evaluates the impairment of its equity security investments based on the performance and financial position of the investee as well as other evidence of estimated market values. Such evaluation includes, but is not limited to, reviewing the investee’s cash position, recent financing, projected and historical financial performance, cash flow forecasts and current and future financing needs. An impairment loss is included in earnings equal to the excess of the investment’s cost over its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value would then become the new cost basis of investment.

Investments in equity investees represent investments in (a) entities in which the Company can exercise significant influence but does not own a majority equity interest or control and (b) limited partnership in which the Company holds a five percent or greater interest. Such investments are accounted for using the equity method of accounting in accordance with ASC 323-10, Investments – Equity Method and Joint Ventures: Overall. Under the equity method, the Company initially records its investments at cost and prospectively recognizes its proportionate share of each equity investee’s net income or loss into its earnings. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investments on the consolidated balance sheets. The Company evaluates its equity method investments for impairment under ASC 323-10. An impairment loss on the equity method investments is included in earnings when the decline in value is determined to be other-than-temporary.

The Company discontinues applying equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. When the Company has other investments in the investee that have liquidation preferences more senior than the ordinary shares and the equity method investment in the ordinary shares is reduced to zero, the Company continues to report its share of equity losses in earnings, to the extent of and as an adjustment to the adjusted basis of the other investments in the investee. The order in which the equity losses are applied to the other investments follows the seniority of the other investments in the same investee.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Impairment of long-lived assets

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

(o)	Fair value of financial instruments

Available-for-sale investments are measured at fair value with the change in fair value recognized in accumulated other comprehensive loss. Marketable equity securities, certain other assets, derivative assets, derivative liabilities and share appreciation rights are measured at fair value with corresponding changes in the assets and liabilities’ fair values included in earnings.

(p)	Treasury stock

The cost incurred to purchase the shares is recorded in “Treasury stock” on the consolidated balance sheets.

(q)	Revenue recognition

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

Revenue recognized under the scope of ASC 606, Revenue from Contracts with Customers amounted to $11,453,664, $14,733,573 and $19,625,021 for the years ended December 31, 2023, 2024 and 2025, respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Revenue recognition (continued)

(i)	Garena revenue

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

Proceeds from these sales are initially recognized as “Escrow payables and advances from customers” and subsequently reclassified to “Deferred revenue” when the users make in-game purchases of the virtual items within the games operated by the Company and such purchases are no longer refundable. Deferred revenue recognized as revenue during the respective years ended December 31, 2024 and 2025 was $1,055,394 and $1,247,478.

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

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Revenue recognition (continued)

(i)	Garena revenue (continued)

(b)	User-based revenue model

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

(ii)	Shopee revenue

The Company charges its sellers on its marketplace a fixed rate commission fee based on gross merchandise value in selected markets. Fees are charged when the transactions are completed and settled. Such commission fees charged are recognized on a net basis.

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

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Revenue recognition (continued)

(iii)	Monee (formerly known as SeaMoney) revenue

The Company earns interest and fees from loans granted to customers. Interest and fees earned, less costs to originate the loans granted to customers are recognized over the period of the loan based on the effective interest method.

The Company also earns commissions from merchants when transactions are completed and settled through its digital financial services platform. Such commissions are generally determined as a percentage based on the value of the merchandise being sold by the merchants. Commissions are recognized in earnings at the time when the underlying transaction is completed.

(iv)	Rendering of services

The Company also recognizes revenue from other services when the services are rendered.

(v)	Sales of goods

The Company recognizes revenue from sales of goods at the point in time that the customer obtains control of the goods, which generally occurs upon delivery to the customer.

(r)	Cost of revenue

Cost of revenue consists primarily of purchase price of inventories, depreciation expenses, amortization expenses, payment channel costs, royalty expenses, hosting charges, interest expenses and other funding costs related to digital financial services (Monee), payroll-related costs, bank transaction fees, collection expenses, cost of logistics and the other overhead expenses.

(s)	Advertising expenditure

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

(t)	Research and development expenses

Research and development expenses consist primarily of payroll and related personnel costs related to product development. Research and development expenses are expensed as incurred, except for qualifying costs relating to the development of software for internal use as described in Note 2(l).

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	Leases

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

All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. Operating leases (with an initial term of more than 12 months) are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities (current), and operating lease liabilities (non-current) in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company estimates the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease prepayments, reduced by lease incentives and accrued rent. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Variable lease cost such as changes in price indices are expense as incurred.

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

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v)	Income taxes

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

(w)	Share-based compensation

All share-based compensation, including share options, restricted share awards, restricted share units and share appreciation rights under share incentive plan are accounted for under ASC 718, Compensation – Stock Compensation, which requires that share-based awards granted to employees to be measured at fair value and recognized as compensation expense over the requisite service period (which is generally the vesting period) in earnings. The Company has elected to recognize compensation expense using the straight-line method for equity-classified share-based awards granted with service conditions that have a graded vesting schedule. Forfeitures are accounted for as they occur.

The Company, with the assistance of an independent third-party valuation firm, determined the estimated fair value of the share options using the Black-Scholes pricing model.

(x)	Earnings per share

In accordance with ASC 260, Earnings per Share, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year using the two-class method, adjusted for treasury stock. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Partially paid shares are included in the computation of basic earnings per share to the extent that these shares are entitled to dividends in proportion to the amount paid.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(x)	Earnings per share (continued)

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the convertible notes using the if-converted method and outstanding share-based awards, using the treasury stock method, when the impact is dilutive. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

(y)	Segment reporting

The Company identifies a business as an operating segment if: i) it engages in business activities from which it may earn revenues and incur expenses; ii) its operating results are regularly reviewed by the Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance; and iii) it has available discrete financial information. The CODM reviews financial information at the operating segment-level to allocate resources and to assess the operating results and financial performance for each operating segment.

The Company has three operating and reportable segments: e-commerce (Shopee), digital financial services (Monee) and digital entertainment (Garena). Accordingly, the financial statements include segment information which reflects the current composition of the reportable segments in accordance with ASC 280, Segment Reporting.

(z)	Employee benefits

(i)	Defined contribution plan

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

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(aa)	Transfers of financial assets

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

(ab)	Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The Company adopted this accounting pronouncement prospectively on January 1, 2025. See Note 19 for further details.

(ac)	Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. ASU 2024-03 is effective on a prospective basis for annual periods beginning after December 15, 2026, with retrospective application permitted. ASU 2024-03 will result in the required disclosures being included in the Company’s consolidated financial statements, once adopted. The Company is assessing the effects that the adoption of this accounting pronouncement may have on its financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). ASU 2025-05 provides a practical expedient that all entities can use when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606. Under this practical expedient, an entity is allowed to assume that the current conditions it has applied in determining credit loss allowances for current accounts receivable and current contract assets remain unchanged for the remaining life of those assets. ASU 2025-05 is effective on a prospective basis for annual periods beginning after December 15, 2025. The Company is assessing the effects that the adoption of this accounting pronouncement may have on its financial statements.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(ac)	Recently issued accounting pronouncements not yet adopted (continued)

In September 2025, the FASB issued ASU No. 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40) – Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). ASU 2025-06 replaces the previous stage-based model for capitalizing internal-use software development costs with a principles-based approach. Under the new guidance, capitalization begins when management authorizes and commits to funding a project and it is probable the project will be completed and used as intended. ASU 2025-06 is effective on a prospective basis for annual periods beginning after December 15, 2027. The Company is assessing the effects that the adoption of this accounting pronouncement may have on its financial statements.

3.	CONCENTRATION OF RISKS

(a)	Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, other receivables, loans receivable, held-to-maturity investments, available-for-sale investments, and amounts due from related parties. As of December 31, 2024 and 2025, substantially all of the Company’s cash and cash equivalents, restricted cash and held-to-maturity investments were held at major financial institutions in their respective locations. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.  Available-for-sale investments substantially are either backed by the government or investment grade. Due to the relatively small dollar amount of individual loans receivable, the Company generally does not require collateral on these balances. As of December 31, 2024 and 2025, no single loan customer’s balance accounted for more than 5% of net loans receivable.

(b)	Business, supplier, customer and economic risk

The Company participates in relatively dynamic and competitive industries that are heavily reliant on operational excellence. The Company believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows:

(i)
Business risk – The Company mainly derives its net revenues from its e-commerce (Shopee), digital financial services (Monee) and digital entertainment (Garena) operations. If competitors introduce new marketplace platforms, credit product offerings and services or new online games that compete with, or surpass the Company’s offerings, the Company’s operating performance will be affected.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

3.	CONCENTRATION OF RISKS (continued)

(b)	Business, supplier, customer and economic risk (continued)

(ii)
Supplier risk – The Company’s e-commerce (Shopee) and digital financial services (Monee) businesses engage third-party logistics service providers, payment channels and other third parties as its service providers. The Company’s digital entertainment (Garena) business licenses certain games from third-party game developers. The term of the game license agreements with the game developers typically have an initial term of three or more years, renewable upon both parties’ consent. The Company may not be able to develop or procure new games or renew existing licenses on terms acceptable to both parties. The Company’s game developer partners may terminate its agreements prior to their expiration if the Company is not in compliance with the relevant terms or conditions and the Company may fail to remedy such non-compliance in time, or the game developer partners may refuse to renew the agreements. No individual third-party logistics services provider, third-party game developer or other third-party business partner accounted for more than 10% of the Company’s net cost of revenue for the years ended December 31, 2023, 2024 and 2025.

(iii)
Customer risk – No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2023, 2024 and 2025. The Company relied on several distribution channels to publish its mobile games.

(iv)
Political, economic, social, legal and regulatory uncertainties – The Company’s businesses could be adversely affected by the varying political, economic, social, legal and regulatory uncertainties in the diverse markets that it operates in. In addition, the Company may be unsuccessful in adapting its business practices, culture and operations in new markets.

(v)
Regulatory restrictions – Complex laws, rules and regulations including but not limited to those relating to game operations, e-commerce, digital platforms, payments, lending, banks and data privacy exist in all markets where the Company operates. Laws and regulations and their enforcement vary from jurisdiction to jurisdiction and are often evolving, unclear or inconsistent with other applicable laws which may in turn cause uncertainty to our business operations. The Company may require more time than expected to adapt to these new requirements and may face delays during the implementation period.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

3.	CONCENTRATON OF RISKS (continued)

(c)	Currency convertibility risk

A significant portion of the Company’s revenue and expenses are denominated in currencies subject to exchange control. If revenue denominated in such currencies increase or expenses denominated in such currencies decrease in the future, the Company may need to convert a portion of its revenue into other currencies to meet its foreign currency obligations. Currently, in Taiwan, a single remittance by a company for an amount over $1 million or its equivalent in foreign currency shall be reported and documents supporting the accuracy of such report shall be provided to the bank handling such remittance before the remittance is conducted. In addition, remittances by a company in annual aggregate amount exceeding $50 million or its equivalent in foreign currency may not be processed without the approval of the Central Bank of the Republic of China (Taiwan). In Vietnam, exchanging Vietnamese dong into foreign currency must be conducted at a (i) licensed credit institution such as a licensed commercial bank or (ii) licensed foreign currency exchange agent. Conversion of Thai baht to another currency is subject to regulations promulgated by the Ministry of Finance and Bank of Thailand. Conversion of Indonesian rupiah into any foreign currency that exceeds a certain specific threshold is required to have an underlying transaction and supported by underlying transaction documents. In Malaysia, the foreign exchange policy requires the approval of the Central Bank of Malaysia (“BNM”) for certain cross border remittances that are either set out in the foreign exchange policy notices or applied for on an ad hoc basis. BNM has the discretion whether to grant its approval, and to impose any condition on such approval so there is no assurance that its approval will be granted. The Company may be unable to convert such local currencies into U.S. dollars or other foreign currencies to pay dividends or for other purposes on a timely basis or at all.

(d)	Foreign currency risk

The Company operates in multiple markets, which exposes it to the effects of fluctuations in currency exchange rates as it reports its financials and key operational metrics in USD. The Company earns revenue denominated in local currencies of Southeast Asia, Taiwan and Brazil, among other currencies, while some of its costs and expenses are paid in other foreign currencies. The Company generally pays license fees to game developers in USD and incurs operating expenses in the local currencies in the markets in which it operates. Fluctuations in the exchange rates among the various currencies that the Company uses could cause fluctuations in its operational and financial results.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

4.	GOODWILL

The changes in the carrying amount of goodwill are as follows:

	Monee	Other Services	Total
	$	$	$

Balance as of January 1, 2024	98,087	14,695	112,782
Foreign currency translation	(4,443)	(714)	(5,157)
Balance as of December 31, 2024	93,644	13,981	107,625
Foreign currency translation	(2,743)	(420)	(3,163)
Balance as of December 31, 2025	90,901	13,561	104,462

Gross goodwill balances were $107,625 and $104,462 as of December 31, 2024 and 2025, respectively.

5.	PREPAID EXPENSES AND OTHER ASSETS

	As of December 31,
	2024	2025
	$	$
Current
Other receivables	1,113,183	1,256,026
Deferred payment channel costs	225,856	309,833
Taxes receivable	106,190	195,573
Prepaid expenses	117,635	148,863
Securities purchased under agreements to resell	61,213	28,525
Security deposits	17,179	24,380
Others	20,117	15,804
	1,661,373	1,979,004

Non-current
Security deposits	48,453	75,469
Prepayment of long-lived assets (including renovation-in-progress)	56,356	69,182
Deferred payment channel costs	20,491	22,809
Others	13,539	18,183
	138,839	185,643

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	LOANS RECEIVABLE, NET

Consumer and Small Medium sized Enterprises (“SME”) loans primarily consist of loans receivable with Shopee buyers and sellers. Buy Now, Pay Later (BNPL) allow users to complete their purchase first and make the payment later or in instalments, and cash loans allow users to meet their short-term cashflow needs. For Shopee sellers, the Company offers unsecured SME loans to help them expand their operations. The Company also offers Shopee sellers with fast escrow services to help them receive funds more quickly and improve cash flow management.

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

	As of December 31,
	2024 $	2025 $

Consumer and SME loans	4,354,747	8,358,508
Other loans	255,397	447,541
	4,610,144	8,806,049
Allowance for credit losses	(449,335)	(841,972)
	4,160,809	7,964,077

Transfers of loans receivable that do not qualify for sale accounting continue to be reported on the Company’s consolidated balance sheets. As of December 31, 2024 and 2025, $70,754 and $112,061, respectively, of such loans receivable remained outstanding (see Note 12).

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	LOANS RECEIVABLE, NET (continued)

	As of December 31, 2024
	Year of origination
	2024	2023	2022	2021	2020	Prior	Total
Consumer and SME loans	$	$	$	$	$	$	$
Delinquency:
Current	3,984,138	74,694	154	–	–	–	4,058,986
Past due
- 1 to 30 days	95,797	952	1	–	–	–	96,750
- 31 to 60 days	73,694	1,634	2	–	–	–	75,330
- 61 to 90 days	58,547	2,597	9	–	–	–	61,153
- More than 90 days	58,412	4,103	13	–	–	–	62,528
	4,270,588	83,980	179	–	–	–	4,354,747
Current period gross write-off	272,582	333,714	7,112	–	–	–	613,408

Other loans
Delinquency:
Current	205,761	1,579	558	184	30,520	3,191	241,793
Past due
- 1 to 30 days	9,183	4	5	62	47	127	9,428
- 31 to 60 days	3,695	–	–	18	–	73	3,786
- 61 to 90 days	–	8	–	–	16	61	85
- More than 90 days	16	53	21	38	85	92	305
	218,655	1,644	584	302	30,668	3,544	255,397
Current period gross write-off	–	274	13	3	185	316	791

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	LOANS RECEIVABLE, NET (continued)

	As of December 31, 2025
	Year of origination
	2025	2024	2023	2022	2021	Prior	Total
Consumer and SME loans	$	$	$	$	$	$	$
Delinquency:
Current	7,670,575	184,106	154	73	–	–	7,854,908
Past due
- 1 to 30 days	165,319	2,941	5	–	–	–	168,265
- 31 to 60 days	125,104	2,580	22	–	–	–	127,706
- 61 to 90 days	96,106	3,292	4	–	–	–	99,402
- More than 90 days	102,759	5,462	6	–	–	–	108,227
	8,159,863	198,381	191	73	–	–	8,358,508
Current period gross write-off	475,706	484,989	21,897	21	–	–	982,613

Other loans
Delinquency:
Current	334,740	56,721	618	125	–	31,705	423,909
Past due
- 1 to 30 days	12,953	7	–	–	–	103	13,063
- 31 to 60 days	6,545	3	3	–	–	54	6,605
- 61 to 90 days	1,990	–	–	–	–	55	2,045
- More than 90 days	1,451	38	45	13	45	327	1,919
	357,679	56,769	666	138	45	32,244	447,541
Current period gross write-off	9,236	918	14	2	–	109	10,279

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

6.	LOANS RECEIVABLE, NET (continued)

An analysis of the loans receivable’s allowance for credit losses by portfolio segment is as follows:

	Consumer and SME loans	Other loans	Total
	$	$	$
Balance as of January 1, 2024	317,558	4,010	321,568
Provision for credit losses	760,577	4,204	764,781
Write-off of loans receivable	(613,408)	(791)	(614,199)
Exchange differences	(22,560)	(255)	(22,815)
Balance as of December 31, 2024	442,167	7,168	449,335
Provision for credit losses	1,355,580	23,624	1,379,204
Write-off of loans receivable	(982,613)	(10,279)	(992,892)
Exchange differences	6,804	(479)	6,325
Balance as of December 31, 2025	821,938	20,034	841,972

7.	INVESTMENTS

The following table sets forth a breakdown of the categories of short-term and long-term investments held by the Company:

	As of December 31,
	2024	2025
	$	$
Short-term investments
Debt securities:
Held-to-maturity	2,960,155	2,432,077
Available-for-sale	3,245,212	3,943,354
Equity securities	10,056	37,830
	6,215,423	6,413,261

Long-term investments
Debt securities:
Held-to-maturity	39,385	34,652
Available-for-sale	2,076,450	1,300,222
Equity securities	393,462	376,387
Equity method investments	185,008	177,568
	2,694,305	1,888,829

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.	INVESTMENTS (continued)

Marketable equity securities

The net unrealized fair value (loss) gain of ($2,069), ($1,471) and $7,509 related to the marketable equity securities had been recognized in the consolidated statements of operations as “Net investment loss” for the years ended December 31, 2023, 2024 and 2025, respectively.

Non-marketable equity securities

As of December 31, 2024 and 2025, the Company determined an impairment indicator existed due to the deterioration in economic and market conditions and the fair value of certain investments was less than their carrying amount. As of December 31, 2024 and 2025, the Company recorded cumulative impairment of $443,906 and $506,772, respectively.

Impairment losses

Impairment losses are included in “Net investment loss” in the consolidated statements of operations:

	Year ended December 31,
	2023	2024	2025
	$	$	$

Impairment losses
Non-marketable equity securities	86,076	244,630	62,866
Equity method investments	10,608	23,149	22,000

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

7.	INVESTMENTS (continued)

The following table summarizes the cost or amortized cost, gross unrecognized gains and losses, gross unrealized gains and losses, and fair value of the Company’s debt securities as of December 31, 2024 and 2025:

	As of December 31, 2024
	Cost or amortized cost	Gross unrecognized gains	Gross unrecognized losses	Gross unrealized gains	Gross unrealized losses	Fair value
	$	$	$	$	$	$

Short-term investments
Debt securities:
Held-to-maturity
Time deposits	2,943,881	–	–	–	–	2,943,881
Sovereign debt securities	16,274	–	(34)	–	–	16,240
Available-for-sale
Sovereign and corporate debt securities	3,238,181	–	–	7,873	(842)	3,245,212

Long-term investments
Debt securities:
Held-to-maturity
Sovereign and corporate debt securities	39,385	236	(497)	–	–	39,124
Available-for-sale
Sovereign and corporate debt securities	2,093,447	–	–	640	(17,637)	2,076,450
	8,331,168	236	(531)	8,513	(18,479)	8,320,907

	As of December 31, 2025
	Cost or amortized cost	Gross unrecognized gains	Gross unrecognized losses	Gross unrealized gains	Gross unrealized losses	Fair value
	$	$	$	$	$	$

Short-term investments
Debt securities:
Held-to-maturity
Time deposits	2,420,776	–	–	–	–	2,420,776
Sovereign and corporate debt securities	11,301	29	(3)	–	–	11,327
Available-for-sale
Sovereign and corporate debt securities	3,939,498	–	–	4,603	(747)	3,943,354

Long-term investments
Debt securities:
Held-to-maturity
Time deposits	7,154	–	–	–	–	7,154
Sovereign debt securities	27,498	1,355	(38)	–	–	28,815
Available-for-sale
Sovereign and corporate debt securities	1,288,970	–	–	12,800	(1,548)	1,300,222
	7,695,197	1,384	(41)	17,403	(2,295)	7,711,648

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

8.	PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2024	2025
	$	$

Computers	1,525,593	1,661,463
Office equipment, furniture and fittings	61,443	80,907
Leasehold improvements	350,104	483,658
Transportation assets	70,669	121,769
Warehouse equipment	193,818	365,207
Land	268,032	261,748
Building	70,866	69,587
Construction-in-progress	11,391	42,997
	2,551,916	3,087,336
Less: accumulated depreciation	(1,454,217)	(1,780,499)
	1,097,699	1,306,837

Depreciation expenses recognized for each of the years ended December 31, 2023, 2024 and 2025 were included in the following captions:

	Year ended December 31,
	2023 $	2024 $	2025 $

Cost of revenue	297,406	274,715	306,310
Sales and marketing expenses	8,665	4,779	1,693
General and administrative expenses	93,972	66,857	41,652
Research and development expenses	12,193	8,135	2,179
	412,236	354,486	351,834

9.	LEASES

The Company has entered into commercial operating leases for the use of offices, warehouses and data centers as lessee. These leases have terms not exceeding 15 years. These leases have varying terms, escalation clauses, option to renew and option to terminate.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

9.	LEASES (continued)

Information pertaining to lease amounts recognized in the Company’s consolidated financial statements is summarized as follows:

	Year ended December 31,
	2023 $	2024 $	2025 $

Lease cost
Operating lease cost	295,501	314,128	413,532
Short-term lease cost	23,172	38,905	54,959
	318,673	353,033	468,491

Supplemental cash flow information
Operating cash flows from operating leases	292,781	315,925	421,473
ROU assets obtained in exchange for new operating lease liabilities	279,526	329,176	600,556

	As of December 31,
	2024	2025

Weighted-average remaining lease term
Operating leases	6.6 years	6.9 years

Weighted-average discount rate
Operating leases	7.7%	6.5%

Maturities of operating lease liabilities as of December 31, 2025 were as follows:

$

2026	380,589
2027	297,264
2028	246,623
2029	222,578
2030	177,094
Thereafter	522,257
Total lease payments	1,846,405
Less: imputed interest	(359,608)
Present value of lease liabilities	1,486,797

The Company has obligations for additional offices, warehouses and data centers’ leases that have not yet commenced of $501,504 with lease terms not exceeding 14 years and $358,562 with lease terms not exceeding 13 years as of December 31, 2024 and 2025, respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

10.	INTANGIBLE ASSETS, NET

	As of December 31,
	2024 $	2025 $

Licensing fee	23,874	28,654
IP right	9,951	9,993
Trademarks	10,679	10,679
Software, including internal use software under development	75,507	76,185
Others	5,264	5,263
Total intangible assets, gross	125,275	130,774

Accumulated amortization:
Licensing fee	(16,765)	(22,737)
IP right	(9,143)	(9,698)
Trademarks	(10,679)	(10,679)
Software	(57,878)	(71,377)
Others	(3,500)	(4,073)
Total accumulated amortization	(97,965)	(118,564)
Total intangible assets, net	27,310	12,210

The estimated aggregate amortization expenses of intangible assets, excluding internal use software under development, for each of the five succeeding fiscal years and thereafter are as follows:

$

2026	6,966
2027	3,059
2028	816
2029	549
2030	526
Thereafter	294
12,210

Amortization expenses related to intangible assets was $28,609, $35,187 and $20,337 for the years ended December 31, 2023, 2024 and 2025, respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

11.	ACCRUED EXPENSES AND OTHER PAYABLES

The components of accrued expenses and other payables are as follows:

	As of December 31,
	2024	2025
	$	$
Current
Accrued cost of revenue and operating expenses	1,236,212	1,807,832
Business and other taxes payables	324,434	462,358
Other payables	281,205	406,445
Accrued payroll and welfare expenses	364,752	387,091
Payables and accruals for long-lived assets	42,397	42,412
Finance lease liabilities	4,488	11,635
Others	126,883	38,977
	2,380,371	3,156,750

Non-current
Finance lease liabilities	9,012	33,767
Others	62,666	74,533
	71,678	108,300

12.	BORROWINGS

Bank borrowings

As of December 31, 2024 and 2025, the Company had nil outstanding balance and $400,000 of undrawn revolving credit facilities.

Secured borrowings

Sale proceeds from transfers of loans receivable that do not qualify for sale accounting are reported as secured borrowings. As of December 31, 2024 and 2025, $80,615 and $116,910, respectively, remained outstanding. Net cash flows from these transfers are presented in “Proceeds from (repayments of) secured borrowings, net” in the consolidated statements of cash flows.

Borrowings under securitization transactions

As of December 31, 2024 and 2025, $299,474 and $676,667, respectively, remained outstanding. As of December 31, 2024, the borrowings bear an interest rate of 5.3% to 8.2% and the maturity of the borrowings range from May 2025 to January 2027. As of December 31, 2025, the borrowings bear an interest rate of 4.9% to 8.5% and the maturity of the borrowings range from April 2026 to December 2028.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

13.	CONVERTIBLE NOTES

	As of December 31,
	2024	2025
	$	$

2025 Convertible Notes	1,147,984	–
2026 Convertible Notes	1,478,784	1,050,071
	2,626,768	1,050,071

The Company issued the following convertible notes and the terms are as follows:

	2024 Convertible Notes	2025 Convertible Notes	2026 Convertible Notes
Issuance date	November 18, 2019	May 22, 2020	September 14, 2021
Maturity date	December 1, 2024	December 1, 2025	September 15, 2026
Principal amount	$1,150,000	$1,150,000	$2,875,000
Interest rate	1.00%	2.375%	0.25%
Initial conversion rate	19.9475 ADSs per $1 principal amount, equivalent to $50.13 per ADS	11.0549 ADSs per $1 principal amount, equivalent to $90.46 per ADS	2.0964 ADSs per $1 principal amount, equivalent to $477.01 per ADS
Agreed conversion date	June 1, 2024	September 1, 2025	June 15, 2026

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

The following table presents the carrying amount of the convertible notes:

	As of December 31, 2024			As of December 31, 2025
	2025 Convertible Notes	2026 Convertible Notes	Total	2026 Convertible Notes	Total
	$	$	$	$	$

Principal	1,149,500	1,483,880	2,633,380	1,051,568	1,051,568
Less: unamortized issuance cost and debt discount	(1,516)	(5,096)	(6,612)	(1,497)	(1,497)
Net carrying amount	1,147,984	1,478,784	2,626,768	1,050,071	1,050,071

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

13.	CONVERTIBLE NOTES (continued)

During the years ended December 31, 2023, 2024 and 2025, the Company recognized total interest expense for coupon interest of $34,309, $32,666 and $28,141, respectively, and amortization of debt issuance costs on the liability component amounted to $6,034, $5,075 and $4,036, respectively.

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

The Capped Calls are generally intended to reduce or offset the potential economic dilution to the Class A ordinary shares upon any conversion of the 2024 Convertible Notes and 2025 Convertible Notes, respectively, with such reduction or offset, as the case may be, subject to a cap based on the cap price. As the Capped Calls are considered indexed to the Company’s own stock and are equity classified, they are recorded in shareholders’ equity and are not accounted for as derivative. The costs incurred in connection with the Capped Calls of the 2024 Convertible Notes and 2025 Convertible Notes, respectively, were recorded as reductions to additional paid-in capital. Capped Calls are excluded from the calculation of diluted earnings per share, as they would be anti-dilutive under treasury stock method.

During the year ended December 31, 2024 and 2025 the Company settled the Capped Calls related to the 2024 Convertible Notes and 2025 Convertible Notes, respectively. The proceeds received were recorded as an increase in additional paid-in capital.

Repurchase of convertible notes

Subsequent to December 31, 2025, the Company repurchased 2026 Convertible Notes of $54,843 and recorded a $898 gain on debt extinguishment.

14.	SHARE-BASED COMPENSATION

With effect on January 1, 2025, the maximum number of shares which may be issued pursuant to all awards under its 2009 share incentive plan (the “Plan”) increased to 246,892,991 Class A ordinary shares. The Company amended the Plan in April 2022 to automatically increase on January 1 of each of 2023, 2024, 2025 and 2026 by 3% of the total number of ordinary shares of all classes of the Company outstanding on that day immediately before the increase. Under the Plan, the Company may grant options, restricted share award (“RSA”), restricted share unit (“RSU”) or share appreciation right (“SAR”) to its officers, employees, directors and other eligible persons (collectively known as “Eligible Persons”). The Plan is administered by an authorized administrator appointed by the Board of Directors of the Company set forth in the Plan (the “Plan Administrator”).

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	SHARE-BASED COMPENSATION (continued)

All options granted have a contractual term of ten years. The options vest according to the stated vesting period in the grantee’s option agreement. Prior to 2024, the RSUs and SARs generally vest 25% on the first anniversary year from the stated vesting commencement date and the remaining 75% will vest in 12 substantially equal quarterly instalments. RSUs and SARs granted in or after 2024, generally vest in 16 substantially equal quarterly instalments.

(a)	Option granted to Eligible Persons

The following table summarizes the Company’s share option activity under the Plan:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
		$	Years	$

Outstanding, January 1, 2023	68,533,186	60.87
Granted	1,925,000	60.00
Cancelled or forfeited	(9,292,295)	104.02
Exercised	(1,336,980)	7.19
Outstanding, December 31, 2023	59,828,911	55.34	6.18	944,611
Vested and exercisable as of December 31, 2023	42,877,386	35.29	5.51	887,174
Outstanding, January 1, 2024	59,828,911
Cancelled	(6,600,000)	120.00
Exercised	(10,148,635)	14.40
Outstanding, December 31, 2024	43,080,276	55.08	5.24	2,426,627
Vested and exercisable as of December 31, 2024	36,830,100	47.63	5.00	2,312,733
Outstanding, January 1, 2025	43,080,276
Exercised	(3,823,890)	14.87
Outstanding, December 31, 2025	39,256,386	59.00	4.44	2,691,965
Vested and exercisable as of December 31, 2025	36,006,386	54.22	4.29	2,641,113

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	SHARE-BASED COMPENSATION (continued)

(a)	Option granted to Eligible Persons (continued)

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

The Company calculated the estimated fair value of the options on the respective grant dates using the Black-Scholes Option Pricing Model with the following assumptions:

Granted in 2023

Risk-free interest rates	3.60% – 4.10%
Expected term	6.5 – 7 years
Expected volatility	60.2% – 62.0%
Expected dividend yield	–

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

The weighted-average grant-date fair value of share options granted during the year of December 31, 2023 was $40.62. The total fair value of share options vested during the years ended December 31, 2023, 2024 and 2025 was $325,183, $181,293 and $121,086, respectively. The aggregate intrinsic value of options exercised during the years ended December 31, 2023, 2024 and 2025 was $72,072, $401,405 and $512,874, respectively.

As of December 31, 2025, there were $166,770 total unrecognized share-based compensation cost related to unvested options which is expected to be recognized over a weighted-average period of 1.3 years. Total unrecognized compensation cost may be adjusted for future changes in actual forfeitures.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	SHARE-BASED COMPENSATION (continued)

(a)	RSAs/RSUs granted to Eligible Persons

The following table summarizes the Company’s RSAs/RSUs activity under the Plan:

	Number of RSAs/RSUs	Weighted average grant date fair value	Weighted average remaining contractual life	Aggregate intrinsic value
		$	Years	$

Unvested, January 1, 2023	9,652,231	120.48	8.81	502,206
Granted	7,119,505	63.46
Vested	(4,130,583)	109.11
Forfeited	(1,786,921)	116.01
Unvested, December 31, 2023 and January 1, 2024	10,854,232	90.02	8.86	439,596
Granted	10,718,971	48.32
Vested	(6,099,527)	93.83
Forfeited	(1,688,983)	73.93
Unvested, December 31, 2024 and January 1, 2025	13,784,693	82.18	8.74	1,462,556
Granted	1,268,009	132.41
Vested	(5,494,734)	93.05
Forfeited	(947,634)	66.27
Unvested, December 31, 2025	8,610,334	84.39	8.06	1,098,420

Share-based compensation cost for RSAs and RSUs is measured based on the fair value of the Company’s ordinary shares on the date of grant.

The weighted-average grant-date fair value of RSAs and RSUs granted during the years ended December 31, 2023, 2024 and 2025 was $63.46, $48.32 and $132.41, respectively. The total fair value of RSAs and RSUs vested during the years ended December 31, 2023, 2024 and 2025 was $450,703, $572,330 and $511,226, respectively.

As of December 31, 2025, there was $726,626 of unrecognized share-based compensation cost related to RSAs and RSUs which is expected to be recognized over a weighted-average vesting period of 1.9 years. Total unrecognized compensation may be adjusted for future changes in actual forfeitures.

(b)	SARs granted to Eligible Persons

During the years ended December 31, 2024 and 2025, the Company granted 91,038 and 7,290 SARs, respectively, to the Eligible Persons. Fair value of the SARs is measured based on the fair value of the Company’s ordinary shares at the end of each reporting period.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

14.	SHARE-BASED COMPENSATION (continued)

Total compensation expense relating to share options, RSAs, RSUs and SARs granted to employees after deducting forfeitures recognized for the years ended December 31, 2023, 2024 and 2025 is as follows:

	Year ended December 31,
	2023	2024	2025
	$	$	$

Share options:
General and administrative expenses	253,408	155,051	115,087
Research and development expenses	44	–	–
	253,452	155,051	115,087

Cash received for the exercise in the respective years	10,643	146,081	56,825

RSAs/ RSUs:
Cost of revenue	12,727	10,795	9,071
Sales and marketing expenses	35,988	32,257	25,279
General and administrative expenses	99,048	231,610	258,466
Research and development expenses	282,381	274,624	208,530
	430,144	549,286	501,346

SARs:
Cost of revenue	383	2,235	1,306
Sales and marketing expenses	710	4,125	3,578
General and administrative expenses	200	4,197	3,238
Research and development expenses	141	945	440
	1,434	11,502	8,562

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

15.	ORDINARY SHARES

The Company has $7,500 authorized share capital which divided into (i) 14,800,000,000 Class A ordinary shares with a par value of $0.0005 each and (ii) 200,000,000 Class B ordinary shares with par value of $0.0005 each. Holders of Class A ordinary shares and Class B ordinary shares shall at all times vote together as one class on all resolutions submitted to a vote for shareholders’ approval or authorization, except for certain class consents required under the Memorandum and Articles of Association. Each Class A ordinary share shall be entitled to one vote, and each Class B ordinary share shall be entitled to fifteen votes, on all matters subject to the vote at general meetings of the Company.

During the years ended December 31, 2024 and 2025, respectively, the Company issued 15,500,000 and 8,400,000 Class A ordinary shares to its share depositary bank which will be used to settle share incentive awards. No consideration was received by the Company for this issuance of Class A ordinary shares. These Class A ordinary shares are legally issued but are treated as escrowed shares for accounting purposes. Any Class A ordinary shares not used in the settlement of share incentive awards will be returned to the Company.

16.	TREASURY STOCK

On November 17, 2025, the Company’s Board of Directors authorized a share repurchase program, under which the Company may repurchase up to $1,000,000 worth of its ADSs, each representing one Class A ordinary share.

17.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in accumulated other comprehensive loss by component, net of tax, are as follows:

	Unrealized fair value (loss)/gain on available- for-sale investments	Foreign currency translation	Total
	$	$	$

Balance as of January 1, 2023	(6,560)	(104,655)	(111,215)
Current year other comprehensive income (loss)	4,512	(1,297)	3,215
Balance as of December 31, 2023	(2,048)	(105,952)	(108,000)
Current year other comprehensive loss	(3,755)	(81,393)	(85,148)
Balance as of December 31, 2024	(5,803)	(187,345)	(193,148)
Current year other comprehensive income	15,058	173,266	188,324
Balance as of December 31, 2025	9,255	(14,079)	(4,824)

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

18.	RESTRICTED NET ASSETS

Certain of the Company’s subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to the Company in accordance with the local laws and regulations.

Jurisdictions where the Company require those subsidiaries or VIEs to establish and fund statutory reserves, details of which are listed below:

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

Thailand

The Thailand regulations require that a private limited liability company shall allocate not less than 5% of its profits to a legal reserve at the time the dividend is paid, until this account reaches an amount not less than 10% of the registered authorized capital (or such higher proportion if stipulated in the articles of association of the company). The legal reserve is not available for dividend distribution.

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

Brazil

The Brazilian regulations require corporations (sociedades por ações) to allocate at least 5% of their net profit for each fiscal year to a legal reserve until such reserve reaches 20% of the company’s share capital. Such legal reserve is not available for dividend distribution.

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

Singapore

Subsidiaries incorporated in Singapore are subject to the Singapore Corporate Tax rate of 17% for the years ended December 31, 2023, 2024 and 2025. Garena Online was granted five-year Development and Expansion Incentive (“DEI”) by the Singapore Economic Development Board (the “EDB”) commencing from January 1, 2022, which grants a concessionary tax rate of 10.5% from January 1, 2022 to December 31, 2026 on qualifying income, subject to certain terms and conditions imposed by the EDB.

Others

Subsidiaries incorporated in other countries are subject to the respective applicable corporate income tax rates of the countries where they are resident.

The disclosures below provide the updated requirements of ASU 2023-09 (see Note 2(ab)).

Income before income tax and share of results of equity investees comprises:

Year ended December 31, 2025 $
Domestic	1,039,816
Foreign	1,241,043
2,280,859

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

19.	TAXATION (continued)

Enterprise income tax (continued)

Income tax expense comprises:

	Year ended December 31,
	2023 $	2024 $

Current income tax	357,231	514,529
Deferred tax	(94,551)	(193,361)
	262,680	321,168

Year ended December 31, 2025
$
Current income tax
Domestic	106,805
Foreign	558,737
Deferred tax
Domestic	(39,571)
Foreign	25,110
651,081

Net tax paid comprises:

Year ended December 31, 2025 $

Domestic	47,721
Foreign
Brazil	123,582
Taiwan	121,135
Indonesia	95,464
Others	203,246
591,148

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

19.	TAXATION (continued)

Enterprise income tax (continued)

The reconciliation of tax computed by applying the tax rate of 17% which is also the statutory corporate income tax rate for its Singapore’s corporate office for the years ended December 31, 2023, 2024 and 2025 is as follows:

	Year ended December 31,
	2023 $	2024 $

Income before income tax and share of results of equity investees	432,394	778,783

Tax expense computed at tax rate of 17%	73,507	132,393
Changes in valuation allowances	44,491	(68,734)
Non-taxable and non-deductible items	(11,306)	30,124
Effect of concessionary tax rate and tax reliefs	(42,696)	(48,627)
Foreign tax effects	154,756	101,966
Changes in unrecognized tax benefits	6,000	131,893
Others	37,928	42,153
	262,680	321,168

	Year ended December 31, 2025
	$	%

Singapore statutory tax rate	387,746	17.0%
Foreign tax effects
Brazil
Withholding tax	44,059	1.9%
Other	5,178	0.2%
Taiwan
Withholding tax	104,581	4.6%
Other	3,765	0.2%
Indonesia
Withholding tax	65,180	2.9%
Other	13,181	0.6%
Other foreign jurisdictions	139,226	6.1%
Foreign tax credits	(265,856)	(11.7%)
Changes in valuation allowances	124,752	5.5%
Non-taxable and non-deductible items
Share-based compensation	106,249	4.7%
Interest income	(50,273)	(2.2%)
Other	5,521	0.2%
Effect of concessionary tax rate and tax reliefs	(40,811)	(1.8%)
Changes in unrecognized tax benefits	(2,300)	(0.1%)
Other adjustments	10,883	0.4%
	651,081	28.5%

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

19.	TAXATION (continued)

Deferred tax

The significant components of deferred taxes are as follows:

	As of December 31,
	2024 $	2025 $
Deferred tax assets
Property and equipment	17,999	40,314
Deferred revenue	182,068	266,025
Unutilized tax losses and unused capital allowances	2,013,487	2,005,471
Provision and accrued expenses	81,762	166,779
Allowance for credit losses	89,558	130,786
Others	31,998	52,592
Valuation allowance	(1,860,574)	(1,993,322)
Total deferred tax assets	556,298	668,645

Deferred tax liabilities
Property and equipment	(7,843)	(7,688)
Deferred payment channel costs	(28,991)	(37,430)
Undistributed earnings of foreign subsidiaries	–	(35,277)
Others	(2,489)	(31,605)
Total deferred tax liabilities	(39,323)	(112,000)
Net deferred tax assets	516,975	556,645

The use of these tax losses and capital allowances is subject to the agreement of the tax authorities and compliance with certain provisions of the tax legislation of the jurisdiction in which the entity operates. These tax losses have no expiry date except tax losses approximating to $1,505,464 and $838,841 as of December 31, 2024 and 2025, respectively. The tax losses of $838,841 as of December 31, 2025 will expire from 2026 to 2037.

The utilization of deferred tax assets recognized by the Company is dependent upon future taxable income in excess of income arising from the reversal of existing taxable temporary differences.

No deferred tax liability has been recognized on the undistributed earnings of foreign subsidiaries if the Company intends to permanently reinvest the undistributed earnings to fund its future operations. As of December 31, 2024 and 2025, the unrecorded deferred tax liability for potential tax associated with repatriation of these earnings is $35,394 and $53,758, respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

19.	TAXATION (continued)

Unrecognized tax benefits

The Company has filed the tax returns for years through 2024 for the major tax jurisdictions. These returns are subject to examination by the taxing authorities in the respective jurisdictions, generally for five years. It is possible that the amount of unrecognized tax benefits will change in the next 12 months, however, an estimate of the range of the possible change cannot be made at this time.

A reconciliation of the beginning and ending unrecognized tax benefits, excluding interest and penalties are as follows:

$

Balance as of January 1, 2024	6,107
Additions based on tax positions related to the current year	30,200
Additions for tax positions for prior years	72,300
Reductions for tax positions of prior years	(107)
Balance as of December 31, 2024	108,500
Additions based on tax positions related to the current year	20,900
Reductions for tax positions of prior years	(13,400)
Balance as of December 31, 2025	116,000

As of December 31, 2024 and 2025, there are $108,500 and $116,000 of unrecognized tax benefits that would affect the annual effective tax rate, respectively.

During the years ended December 31, 2023, 2024 and 2025, the Company recognized nil, $29,500 and $19,700 interest and penalties related unrecognized tax benefits, respectively.

20.	EARNINGS PER SHARE

Basic earnings per share for each of the periods presented is calculated as follows:

	Year ended December 31,
	2023 $	2024 $	2025 $

Numerator:
Net income attributable to ordinary shareholders	150,726	444,321	1,578,149

Denominator:
Weighted-average number of shares outstanding – basic	566,612,815	574,966,327	595,023,879

Basic earnings per share:	0.27	0.77	2.65

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

20.	EARNINGS PER SHARE (continued)

Dilutive earnings per share for each of the periods presented is calculated as follows:

	Year ended December 31,
	2023 $	2024 $	2025 $

Numerator:
Net income attributable to ordinary shareholders	150,726	444,321	1,578,149
Less: interest on dilutive convertible notes	–	(1,670)	(32,177)
Net income used in computing diluted earnings per share	150,726	445,991	1,610,326

Denominator:
Weighted-average number of shares outstanding – basic	566,612,815	574,966,327	595,023,879
Add: share options	27,486,226	23,660,416	23,739,810
Add: RSAs and RSUs	306,563	3,385,263	5,354,608
Add: dilutive convertible notes	–	2,701,974	14,108,844
Weighted-average number of shares outstanding – diluted	594,405,604	604,713,980	638,227,141

Diluted earnings per share:	0.25	0.74	2.52

The following potential common shares were excluded from calculation of diluted net earnings per share because their effect would have been anti-dilutive for the periods presented:

	Year ended December 31,
	2023	2024	2025

Share options	32,342,730	19,421,360	15,519,576
RSAs/RSUs	10,547,669	10,494,737	3,338,942
Convertible notes	20,588,810	16,033,265	–
	63,479,209	45,949,362	18,858,518

The denominator for diluted earnings per share for the years ended December 31, 2023, 2024 and 2025 does not include any effect from the Capped Calls (Note 13) because it would be anti-dilutive. In the event of conversion of any or all of the 2024 Convertible Notes and 2025 Convertible Notes, the shares that would be delivered to the Company under the Capped Calls are designed to neutralize the dilutive effect of the shares that the Company would issue under the convertible notes.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

21.	RELATED PARTY TRANSACTIONS

The Company had the following significant related party transactions for the years ended December 31, 2023, 2024 and 2025:

	Year ended December 31,
	2023 $	2024 $	2025 $

Services provided by:
- Investee(1)	11,327	57,176	73,108

Services provided to:
- Investee(1)	8,624	32,362	15,318

Donations made to affiliate(2)	–	–	7,783

The Company had the following significant related party balances as of December 31, 2024 and 2025:

	As of December 31,
	2024 $	2025 $

Amounts due from:
- Investee	406,235	475,211

Amounts due to:
- Investee	254,704	273,078

(1)
In October 2023, the Company deconsolidated a subsidiary. The Company retained significant influence and the retained investment is accounted for using the equity method. Accordingly, the investee continues to be considered as a related party of the Company. Gain on deconsolidation is not material to the consolidated financial statements.

(2)	Forrest Li was elected as President of the association in 2025. Accordingly, the association is considered as a related party of the Company.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	SEGMENT REPORTING

The Company has three reportable segments, namely e-commerce (Shopee), digital financial services (Monee) and digital entertainment (Garena). The CODM, comprising the Company’s senior management team, evaluates each segment’s financial performance by reviewing revenue, significant operating expenses, and segment operating income or loss. To allocate resources for each segment, the CODM evaluates these results, along with certain key operating metrics of each segment. This assessment is done regularly by monitoring each segment’s actual financial and operating performance against projections as part of the Company’s business planning and budgeting process. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

Description of Reportable Segments

E-commerce (Shopee) – Shopee’s platform is a mobile-centric, social-focused e-commerce marketplace with integrated payment, logistics and fulfillment infrastructure and comprehensive services offered to buyers and sellers. It provides users with a convenient, safe, and trusted shopping environment that is supported by integrated payment, logistics, fulfilment, and other value-added services. Products from manufacturers and third parties are also purchased and sold directly to buyers on the Shopee platform.

Digital Financial Services (Monee) – Monee offers consumer and SME credit, e-wallet, payment processing, banking, insurtech, and wealth services. Monee’s credit business primarily consists of consumer and SME loans, with Shopee buyers and sellers as key user groups, while also supporting a broader range of consumer spending scenarios beyond Shopee. Monee also provides the payment infrastructure and processes payments for transactions occurring on Shopee. Monee integrated the e-wallet services with Shopee platform across different markets, to promote efficient growth of Monee and to reduce payment friction for Shopee users. In addition, Monee have use cases of mobile payment services (which allow users to use multiple underlying payment sources such as their e-wallet, credit or debit card and bank account) outside of the Company’s platforms, including other online and offline merchants, along with a variety of third-party use cases.

Digital Entertainment (Garena) – Garena offers mobile and PC online games and develops mobile games for the global market. Garena also promotes eSports.

A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other services”.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	SEGMENT REPORTING (continued)

Information about segments for the years ended December 31, 2023, 2024 and 2025 presented were as follows:

	Year ended December 31, 2023
	E-commerce (Shopee) $	Digital Financial Services (Monee) $	Digital Entertainment (Garena) $	Other Services(1) $	Total $

Revenue	9,000,848	1,759,422	2,172,009	131,281	13,063,560
Less(2)
Cost of revenue	(6,194,900)	(279,745)	(672,481)	–
Sales and marketing expenses	(2,510,693)	(116,445)	(104,721)	–
Provision for credit losses	–	(630,300)	–	–
Other operating expenses(3)	(845,725)	(242,723)	(216,936)	(188,009)
Operating segment (loss) income	(550,470)	490,209	1,177,871	(56,728)	1,060,882
Unallocated expenses(4)					(836,104)
Operating income					224,778
Non-operating income, net					207,616
Income tax expense					(262,680)
Share of results of equity investees					(7,032)
Net income					162,682

	Year ended December 31, 2024
	E-commerce (Shopee) $	Digital Financial Services (Monee) $	Digital Entertainment (Garena) $	Other Services(1) $	Total $

Revenue	12,415,231	2,367,739	1,910,589	126,307	16,819,866
Less(2)
Cost of revenue	(8,611,530)	(348,424)	(610,586)	–
Sales and marketing expenses	(2,966,084)	(298,386)	(117,556)	–
Provision for credit losses	–	(771,407)	–	–
Other operating expenses(3)	(977,048)	(292,020)	(203,626)	(170,210)
Operating segment (loss) income	(139,431)	657,502	978,821	(43,903)	1,452,989
Unallocated expenses(4)					(790,837)
Operating income					662,152
Non-operating income, net					116,631
Income tax expense					(321,168)
Share of results of equity investees					(9,788)
Net income					447,827

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	SEGMENT REPORTING (continued)

	Year ended December 31, 2025
	E-commerce (Shopee) $	Digital Financial Services (Monee) $	Digital Entertainment (Garena) $	Other Services(1) $	Total $

Revenue	16,564,605	3,791,641	2,408,765	173,458	22,938,469
Less(2)
Cost of revenue	(11,380,266)	(475,024)	(791,378)	–
Sales and marketing expenses	(3,546,753)	(614,228)	(174,104)	–
Provision for credit losses	–	(1,365,556)	–	–
Other operating expenses(3)	(1,056,534)	(364,151)	(259,212)	(263,995)
Operating segment income (loss)	581,052	972,682	1,184,071	(90,537)	2,647,268
Unallocated expenses(4)					(661,962)
Operating income					1,985,306
Non-operating income, net					295,553
Income tax expense					(651,081)
Share of results of equity investees					(18,884)
Net income					1,610,894

(1)	A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.
(2)	The significant expenses categories and amounts align with the segment-level information that is regularly provided to the CODM.
(3)
Other operating expenses for E-commerce and Digital Entertainment include general and administrative expenses, research and development expenses, and provision for credit losses net of other operating income. Other operating expenses for Digital Financial Services include general and administrative expenses, and research and development expenses net of other operating income.

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

Revenue from external customers is classified based on the geographical locations where the services were provided.

	Year ended December 31,
	2023 $	2024 $	2025 $

Revenue
Singapore	506,482	659,107	792,705
Southeast Asia excluding Singapore	8,673,045	11,114,896	14,379,011
Latin America	2,193,758	3,276,281	5,532,738
Rest of Asia	1,496,433	1,591,487	2,005,721
Rest of the world	193,842	178,095	228,294
Consolidated revenue	13,063,560	16,819,866	22,938,469

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

22.	SEGMENT REPORTING (continued)

Long-lived assets consist of property and equipment, operating lease ROU assets and intangible assets.

	As of December 31,
	2024 $	2025 $

Long-lived assets
Singapore	684,454	583,607
Southeast Asia excluding Singapore	969,350	1,386,679
Latin America	152,472	421,607
Rest of Asia	225,954	230,060
Rest of the world	147,564	122,292
	2,179,794	2,744,245

23.	FAIR VALUE MEASUREMENTS

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

As of December 31, 2024 and 2025, assets and liabilities categorized within Level 3 of the fair value hierarchy included investments in convertible loan, investments in sovereign bonds, investments in equity securities accounted under measurement alternative, redeemable preference shares of investees and other assets.

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

The significant unobservable input used to determine the fair value of an investment under the market adjusted Option Pricing Model Backsolve is as follows:

As of December 31, 2024
Unobservable input(1)
Equity value adjustment	(73%)

(1)	Significant increase (decrease) in the input would result in a significantly higher (lower) fair value measurement, depending on the materiality of the investment.

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

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

23.	FAIR VALUE MEASUREMENTS (continued)

Assets and liabilities measured or reported at fair value on a recurring basis are summarized below:

	As of December 31, 2024
	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Unobservable inputs (Level 3) $	Total $

Held-to-maturity investments	2,990,628	8,315	302	2,999,245
Available-for-sale investments	5,307,889	–	13,773	5,321,662
Equity securities	9,416	640	–	10,056
Other assets	–	–	8,891	8,891
Derivative assets(1)	–	4,901	–	4,901
Derivative liabilities(2)	–	(9,314)	–	(9,314)
Share appreciation rights	(13,010)	–	–	(13,010)
2025 Convertible Notes	–	–	(1,435,716)	(1,435,716)
2026 Convertible Notes	–	–	(1,366,818)	(1,366,818)
	8,294,923	4,542	(2,779,568)	5,519,897

	As of December 31, 2025
	Quoted prices in active markets for identical assets (Level 1) $	Significant other observable inputs (Level 2) $	Unobservable inputs (Level 3) $	Total $

Held-to-maturity investments	2,456,369	11,472	231	2,468,072
Available-for-sale investments	5,057,183	186,375	18	5,243,576
Equity securities	37,118	712	–	37,830
Other assets	–	–	8,574	8,574
Derivative assets(1)	–	1,202	–	1,202
Derivative liabilities(2)	–	(22,595)	–	(22,595)
Share appreciation rights	(14,440)	–	–	(14,440)
2026 Convertible Notes	–	–	(1,022,185)	(1,022,185)
	7,536,230	177,166	(1,013,362)	6,700,034

(1)	Included in prepaid expenses and other assets in the consolidated balance sheets and not designated as hedges.
(2)	Included in accrued expenses and other payables in the consolidated balance sheets and not designated as hedges.

Certain long-term equity securities that were accounted for using measurement alternative were measured at fair value on a non-recurring basis and were categorized within Level 3 of the fair value hierarchy because significant unobservable inputs were used to estimate its fair value. Assets remeasured at fair value within Level 3 of the fair value hierarchy on a non-recurring basis were $68,732 and nil as of December 31, 2024 and 2025, respectively.

SEA LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts expressed in thousands of US dollars (“$”) except for number of shares and per share data)

23.	FAIR VALUE MEASUREMENTS (continued)

Reconciliations of assets and liabilities measured at fair value on a recurring basis and are categorized within Level 3 of the fair value hierarchy are as follows:

$

Available-for-sale investments
Balance as of January 1, 2024	20,442
Settlement	(167)
Impairment	(4,000)
Net unrealized loss included in other comprehensive income	(2,502)
Balance as of December 31, 2024	13,773
Impairment	(14,632)
Net unrealized gain included in other comprehensive income	877
Balance as of December 31, 2025	18

Other assets
Balance as of January 1, 2024	9,465
Additions	105
Disposals	(291)
Fair value gain included in earnings	39
Translation loss included in other comprehensive income	(427)
Balance as of December 31, 2024	8,891
Disposals	(22)
Fair value loss included in earnings	(4)
Translation loss included in other comprehensive income	(291)
Balance as of December 31, 2025	8,574

24.	COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has commitments to purchase property and equipment and hosting services of $50,713 and $64,051, committed licensing fee payable for the licensing of game titles of $4,039 and $5,231 and commitments to invest in certain companies of $61,651 and $41,550 as of December 31, 2024 and 2025, respectively.

Minimum guarantee commitments

The Company has commitments to pay minimum guarantee of royalty fee to game developers for certain online games it licensed from those game developers. As of December 31, 2024 and 2025, the minimum guarantee commitments amounted to $30,897 and $35,785, respectively, for its launched games as well as licensed but yet to be launched games.